02049325

82- SUBMISSIONS FACING SHE[ET]

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Skandinaviska Enskilda Banken

*CURRENT ADDRESS

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FILE NO. 82- 3a37 FISCAL YEAR

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OICF/BY: M. Coscio

DATE : 8/7/02

SEB

Annual Report 1999

99



ortal to Europe

...field of Internet banking and has set a "stretch goal" of having 5 million ... the help of a pan-European Internet model. Eva von Sydow is responsible ... and for making the service as user-friendly as possible.

Contents

SEB's financial information is found on www.seb.se

Financial Information during 2000

Publication of the annual results	15 February
Publication of Annual Report	end of March
Annual General Meeting	11 April
Report January – March	28 April
Report January – June	22 August
Report January – September	26 October

Annual Reports and quarterly reports may be ordered from:
Skandinaviska Enskilda Banken
Group Communications
S-106 40 Stockholm
Telephone: +46 8 763 81 30, 763 85 85

For further information please contact:

Gunilla Wikman
Head of Group Communications
Telephone: +46 8 763 81 25
E-mail: gunilla.wikman@seb.se

Lotta Treschow
Head of Investor Relations
Telephone: +46 8 763 95 59
E-mail: lotta.treschow@seb.se

Boo Ehlin
Press Officer
Telephone: +46 8 763 85 77
E-mail: boo.ehlin@seb.se

Annika Halldin
Responsible for Financial Information/Shareholder contacts
Telephone: +46 8 763 85 60
E-mail: annika.halldin@seb.se

Well-positioned in the new economy



Internet



Conditions The use of the Internet in connection with financial transactions is growing very rapidly in Europe. For example, equity trading via the web or mobile telephones is expected to increase more than five-fold between 1999 and 2004.

Strategy By using its experience and knowledge from the Swedish Internet market, SEB has developed a pan-European e-bank, which provides customers with excellent opportunities to handle their personal finances and private investments. At the same time, the new model represents a portal to electronic trading. The new e-bank will be started in Denmark at the end of March and in Germany during the third quarter of this year.



Investments

Conditions In Sweden as in the rest of Europe, the population grows older. At the same time, there is an increased awareness that individuals have to assume more responsibility for their own financial security. This means that interest in long-term investments continues to grow. In SEB's opinion, total savings will grow by between 10 and 15 per cent annually over the next ten years.

Strategy SEB's investment strategy is to offer private individuals and institutions, with the help of active asset management, a long-term return in excess of relevant comparison indices. Investment in growth, active management and a local presence as well as the development of new products and channels are important features of the strategy to meet the needs of customers.


BALTIJOS

The Nordic Corporate Market

Conditions The traditional banking market for companies is by and large a mature market. At the same time, new markets develop as a result of "the new economy". SEB has a long and strong tradition as partner to a great number of internationally-oriented companies.

Strategy SEB shall consolidate its position as the leading Nordic bank for companies and institutions by maintaining its tight customer relations, through increased focus on growth industries and an intensified drive to offer Internet services to companies.

An eventful year



- SEB's engagements in the Baltic states assembled in SEB Baltic Holding AB.
- Enskilda Securities incorporated.
- SEB and the World Wildlife Fund launches a mutual fund for the Baltic Sea.



- SEB Asset Management starts operations in Denmark and England.
- SEB increases its holding in Latvian bank Latvijas Unibanka to 44.3 per cent.



- SEB Kapitalförvaltning changes name to SEB Enskilda Banken.



- The second generation of the Internet Bank for private individuals is started.
- SEB ranked Best International Bank in the Baltic states by Euromoney.



- SEB starts the first Swedish Internet fund.
- SEB becomes the Volvo Group's bank for Europe.



- SEB and Codan of Denmark sign an agreement about the following: Codan acquires Trygg-Hansa Non-life and SEB acquires all of Codan Bank, 49 per cent of Codan Link and Codan's 15.8 per cent holding in Amagerbanken. In addition, they agree to co-operate within asset management and distribution.



- On 1 August, the Internet business, up to now part of Retail Distribution, becomes a separate unit.
- SEB increases its holding in Latvijas Unibanka to 50.5 per cent.
- SEB Securities Services established in Norway, Denmark and Finland.

SEPT

- Having obtained authority approval, SEB takes over Codan Bank's business.
- SEB starts interest and futures trading via the Internet.
- Enskilda Securities and the German investment bank Drueker & Co form an alliance in the field of mergers & acquisitions.
- SEB launches a travel plaza on the Internet, in co-operation with six airline companies.


OCT.

- The sale of Trygg-Hansa Non-life to Codan in Denmark is completed.
- SEB increases its holding in Eesti Ühispank to 50.2 per cent.
- SEB and Volvo Card start co-operating about an E-giro service.
- SEB signs an agreement concerning the acquisition of BfG Bank in Germany for SEK 13.9 billion from Crédit Lyonnais. This acquisition forms part of SEB's ambition to expand within savings and Internet banking in Northern Europe. The purchase is proposed to be financed in part through a rights issue of SEK 4.1 billion. BfG, which has been integrated with the SEB Group as from 3 January, 2000, shall be run as a separate unit.

NOV.

- SEB Private Bank established in London.
- SEB's Internet bank starts co-operation with Spray in order to expand the customer base and to develop its range of services.
- The French Internet broker Self Trade, in which SEB holds 20 per cent, broadens its ownership through a directed issue, after which SEB holds 34 per cent of the votes in the company.
- The rights issue in SEB is approved at an Extraordinary General Meeting.


DEC.

- SEB discontinues its profit sharing system and replaces it with a pension insurance for the years 1999 and 2000.
- The number of customers of SEB's Internet Bank passes 350,000, or 24 per cent of the Bank's total customer base.
- A decision to incorporate SEB's IT activities is made.


JAN.

- BfG incorporated with SEB on 3 January, 2000.
- Enskilda Securities and Norwegian Orkla Finans ASA sign an agreement according to which Enskilda Securities acquires Orkla Finans (Fondsmegling) through payment in the form of newly issued shares, after which Enskilda Securities is owned to 77.5 per cent by SEB and to 22.5 per cent by Orkla Finans ASA.

Dear shareholders,

SEB has the privilege of operating in a transition period. We are in the middle of a third industrial revolution that affects all parts of society and business life. Information flows freely in the new economy, competition increases and trade as well as markets become global. Business logic changes and new distribution, production and communication patterns are created within all business sectors.

It is a true challenge to take advantage of all these new opportunities for companies in the old economy. Very high demands for adjustment to the new conditions are posed, which can be very painful in some cases. It can often be tantamount to an internal cultural revolution, which faces both management and staff with great challenges.

Continued consolidation of Europe's financial sector

During 1999, the restructuring of the banking and financial sector has been mainly focused on Southern Europe, with large structural transactions in Italy, Portugal, Spain and France. Up to now, pan-European structural deals have been few, since many players have concentrated on creating economies of scale in their traditional domestic markets.

The introduction of the euro will probably speed up this development. The euro is an excellent tool that can create increased growth and welfare in Europe. With a common currency, more efficient capital markets will be created from which banks, companies, investors and society at large will benefit. A Swedish membership of the EMU would facilitate Sweden's integration with Europe, the arena for both our largest companies and for newly started growth companies. Our politicians have a great responsibility in this respect.

From Sweden to a European focus in a few couple of years

In just a couple of years, SEB has established a strong presence in Northern Europe, clearly concentrating on the fastest-growing financial service areas: Internet banking, the savings market and qualified advisory services to both companies and private customers. Excellent opportunities have been created through the merger with Trygg-Hansa in 1997, the acquisition of ABB Investment Management and three Baltic banks in 1998 and the acquisition of the Danish Codan Bank and the German BfG Bank in 1999. Through BfG, SEB gets a gateway to the German market and a bridgehead for further expansion in Europe. SEB is the first Nordic bank that has taken these cross-border steps.

BfG fits in well with SEB's strategy. In Germany, there is an increasing need for savings due to changes in the security systems and a fast-growing Internet market. Furthermore, a low percentage of savings is invested in equities. In all, this means a considerable growth potential for SEB.

The Internet puts the customer in the driving seat

SEB, which is a company rooted in the old economy, decided at an early stage to become an important player also in the new economy. In several different studies and analyses during 1999, SEB has been held up as one of the world's absolutely leading Internet banks.



SEB has now reached the third generation of Internet solutions. From having offered a cost-effective channel of distribution as a complement to the telephone and branch office we have created a portal for private finance and e-commerce. It is relevant to label our activities as e-banking. At the same time, our branch offices will continue to play an important part as regards personal contacts with our customers.

SEB is of course not only an Internet bank and a bank for private individuals. Within the Merchant Banking and Enskilda Securities business areas, SEB offers sophisticated advisory services to large and medium-sized companies and to financial institutions. Our strategy with respect to advisory services is built upon growth within certain selected segments, in which SEB has strong industrial or product knowledge.

The merger between Enskilda Securities and Orkla Finans (Fondsmegling) and heavy investments in IT and telecommunications are clear signs that SEB is consolidating its position within areas offering pan-European business opportunities.

Our 1999 result was strong, showing a profitability that exceeds our financial target of 15 per cent. The good result proves that our investments start to bear fruit. However, the efficiency of the Bank within certain areas must be continuously improved and our closeness to customers must be further developed. This represents a constant challenge in competition with other suppliers from both the old and new economy. We must have respect for the fact that adjustment to a new business logic demands heavy, and necessary, investments in both technology and personnel resources.

In view of the positive development of the Group, the Board of Directors has decided to propose a dividend of SEK 3.50 per share for 1999 to the Annual General Meeting. This corresponds to an increase of 12 per cent compared with 1998.

On behalf of the Board, I wish to express my sincere thanks to the Management and to all employees of SEB for their fine work during the past year.

Stockholm in February, 2000

Jacob Wallenberg
Chairman of the Board

Transformation into a European e-bank



In 1999, SEB took a number of critical steps to build a new platform for the future. From being a product-oriented Nordic universal bank SEB is now moving toward a customer-oriented, European financial company, centred around the Internet. Thus, we have also taken an important step along the road toward the "stretch goals" that we set up in 1998: Five domestic markets, five times larger assets under management and five million Internet customers by the end of 2004.

Since 1997, SEB has focused strongly on savings and asset management, an investment that has borne fruit. During 1999, assets under management increased from SEK 499 billion to SEK 702 billion and net commission income rose by 26 per cent.

Lead on the Internet

SEB was among the pioneers as regards the Internet and has experience from three years of continuous development in this area. During the first phase, the Internet was a technology used for payments and other simple services. Gradually, we introduced an increasing amount of services such as mutual fund and equity trading. We are now in transition to a completely new phase, in which we are utilising the new business logic made possible through the Internet.

Our early focus on the Internet has yielded results. Today, 25 per cent of our most active customers in Sweden use the Internet Bank, which is the highest percentage in the world. In our established Internet markets – Sweden (380,000 customers) and Estonia (35,000 customers) – we can now see the cost-savings effects in the "old ways of working". But the Internet is much more than a way of saving money in the "old channels". Our Internet customers carry out more business transactions than those who do not use the Internet and are more profitable. With our new pan-European model, which is a fantastic financial planning tool for customers, we now initiate our expansion in Europe.

In Denmark, the new pan-European model will be introduced at the end of March and in Germany, under the auspices of BfG, during the third quarter. We are presently analysing the possibilities of starting in Great Britain towards the end of the year, either on our own or together with a partner.

It is not only on the private side that the Internet has grown big. Today, SEB has the largest percentage of corporate customers on the Internet. During the year, further investments will be made in this area to link up our various corporate services. On the corporate side, where we already are strong, we naturally focus on growth in Sweden in general and on the companies of the "new economy" in particular.

Cost reduction – a top priority

Following a strong fourth quarter the result of the SEB Group was the strongest so far.

At the same time, we clearly see how our costs are increasing, particularly within such growth areas as Asset Management & Life and Enskilda Securities, although their income increases even stronger. We will continue to invest in these areas, even though focus for Asset Management for this year will be to grow internally and to give priority to profitability rather than growth. Cost savings will mainly be achieved within Nordic Banking, which by and large operates in a mature market with shrinking margins. Intensified cost reduction will continue also in many other areas.

Continued capital rationalisation and risk reduction

Capital rationalisation has been a priority area for Merchant Banking during the year and its allocated capital has been reduced from SEK 10,400 M to SEK 9,500 M. The risk level within both emerging markets and proprietary trading has been reduced to a lower and currently comfortable level.

Restructuring of BfG started

Extensive restructuring work is now going on within BfG to increase profitability. This means that at least 500 jobs will disappear and that non-strategic units will be restructured, sold or closed down.

BfG's core activities in the savings and private customer markets are interesting. It was recently made known that BfG is the bank with the highest percentage of satisfied customers in Germany. Our surveys after we took over the bank on 3 January are also very positive.

It is a challenge to transform old companies in traditional sectors. But it is not a matter of disassembling but of changing and creating something new. That is the only way to achieve growth.

Stockholm in February, 2000

Lars H Thunell
President and Group Chief Executive

Best result so far

Comments on some of the financial key ratios that must be taken into account in any analysis of SEB are found on the two following pages. More detailed information is found in the Financial review on pages 44–50.

Result

Result
The Group's total result *) – excluding the non-life insurance business which was sold in the autumn of 1999 – more than doubled, to SEK 7,440 M (SEK 3,587 M). Including the non-life business, the total result increased by 23 per cent, to SEK 7,497 M (SEK 6,084 M).

Return on equity
Return, measured as total result in relation to shareholders' equity, was 17.2 per cent. SEB's goal is to achieve a lasting return on equity of 15 per cent after tax.

*) i.e. total result, change in surplus values in life insurance operations and pension provision.

8,000
6,000
4,000
2,000
0
1998 1999

Total result, SEK M

20
16
12
8
4
0
1998 1999

Return on equity, %
Return, incl. surplus values, %
Goal, %

Income


20,000
16,000
12,000
8,000
4,000
0
1998
1999
Change in surplus values in life insurance operations
Other, SEK M
Net commission income, SEK M
Net interest earnings, SEK M

The percentage of Net commission income of Group income continued to increase. The Net result of financial transactions was positively affected by good trading profits from equity and currency trading. The change in surplus values in life insurance operations was doubled, to SEK 1.5 billion.

Earnings per share


10
8
6
4
2
0
1998
1999
Result for the year per share, SEK
Earnings per share, SEK

The result for the year after tax was SEK 4,584 M, corresponding to SEK 6.96 (6.58) per share in view of the rights issue. Earnings per share on the basis of the total result after tax was SEK 8.60 (7.40).

Credit quality


1.2
0.9
0.6
0.3
0.0
-0.3
1998
1999
Lending loss level, %
Level of doubtful claims, %

The recoveries of the Group were greater than lending losses during 1999, which resulted in a net effect of SEK 207 M. During 1998, the year of comparison, the lending losses totalled SEK 2,237 M, mainly following extensive provisions for Russian engagements. The percentage of doubtful claims continued to drop, while the provision ratio for claims rose.

Exposure on emerging markets continued to decline and amounted to SEK 10.4 billion, net, at year-end 1999 (SEK 18.3 billion).

Credit portfolio

Credit portfolio by industry sector, 1999 and (1998)

SEK 552 (525) billion



Sector	1999	(1998)
Public administration	8.0%	(8.3)
Banks and finance	23.2%	(24.3)
Industry	14.6%	(15.2)
Households	18.6%	(17.3)
Service and other sectors	35.6%	(34.9)

During 1999, exposure on banks and financial companies as well as on industry, measured as a percentage of the total loan portfolio, was reduced. Household lending increased, mainly in the form of housing loans.

Capital adequacy

15
12
9
6
3
0
1998
1999

At year-end, 1999 the capital base (which does not include the insurance companies of the Group) was SEK 46.5 billion. In relation to risk-weighted assets of SEK 318 billion, the total capital ratio was 14.6 per cent. The core capital ratio was 10.8 per cent.

■ Total capital ratio, %
□ Core capital ratio, %

Level of costs


16,000
12,000
8,000
4,000
0
1998
1999

Costs rose by 16 per cent following the build-up of the Internet, continued growth within asset management and investment banking as well as increased performance-related salaries. Despite investments in the Internet and preparations for the millennium shift, IT costs remained largely unchanged. After compensation from the pension funds of the Bank, costs rose by 14 per cent.

□ Total costs, SEK M
■ Costs after compensation from the pension funds, SEK M

Capital at Risk

Capital at Risk not diversified
SEK 50 billion

Credit risk	44%
Operational and residual risk	34%
Insurance risk	16%
Market risk	6%

Capital at Risk, after diversification, within and between business areas
SEK 25.3 billion

Credit risk	58%
Operational and residual risk	23%
Insurance risk	14%
Market risk	5%

Capital at Risk is the appraisal of the risk for unexpected losses in the positions of the Group at each given point in time and is based upon statistical probability calculations for various types of risk.

Rating

Moody's		Standard & Poor's		FitchIBCA		Thomson Bankwatch	
Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
P-1	Aaa	A-1+	AAA	F1+	AAA	TBW-1	AAA
P-2	Aa1	A-1	AA+	F1	AA+	TBW-2	AA+
P-3	Aa2	A-2	AA	F2	AA	TBW-3	AA
	Aa3	A-3	AA-	F3	AA-	TBW-4	AA-
	A1		A+		A+		A+
	A2		A		A		A
	A3		A-		A-		A-
	Baa1		BBB+		BBB+		BBB+
	Baa2		BBB		BBB		BBB
	Baa3		BBB-		BBB-		BBB-

This table shows SEB's rating for short- respectively long-term borrowing as reported by the most important rating institutions.

Allocated capital and return

Capital allocation between the various business areas in 1999:

	Allocated capital SEK M	Return per cent
Retail Distribution	7,100	15.0
Financial Services	1,300	59.7
Merchant Banking	9,500	18.7
Asset Management	3,750	23.3
SEB Trygg Liv	3,250	30.7
Enskilda Securities	650	65.6
The Baltic States	980	12.5

Allocated capital to the various business areas of the Group has been calculated in proportion to their respective risk exposure and consists of Capital at Risk plus such part of goodwill as is attributable to acquired companies and matched by a need for equity. Return is calculated on allocated capital after standard tax.

12-per cent increase in dividend proposed

During the year, the SEB share rose by 12.5 per cent, from SEK 76.45 to SEK 86.00.
Earnings per share after tax were SEK 8.60 (SEK 7.40) and a dividend of SEK 3.50 (SEK 3.13) per share is proposed.

Share capital

The SEB share is listed on the Stockholm Stock Exchange. Including the rights issue the share capital amounts to SEK 7,046 M distributed on 704.6 million shares of a nominal value of SEK 10 each. The Series A share entitles to one vote and the Series C share to 1/10 of a vote.

Stock Exchange trading

During 1999, the value of the SEB share increased by 12.5 per cent, compared with the 66 per cent rise in the General Index. The index for bank and financial shares increased by 19 per cent. During the year, the total turnover in SEB shares amounted to SEK 51 billion.

Dividend policy

The objective of the Board is that the dividend per share shall correspond to between 30 and 50 per cent of earnings per share, calculated on the basis of total result after tax. The size of the dividend is determined by the financial position and growth possibilities of the Group. The Group strives to achieve long-term growth based upon a capital base for the financial group of undertakings that must not be inferior to a core capital ratio of 7 per cent.

The SEB share

Data per share	**1999**	1998	1997	1996	1995
Operating result, SEK[1]	**5.60**	5.25	3.80	7.17	4.26
Result for the year, SEK[1]	**6.96**	6.58	4.12	7.97	4.29
Total result, after tax, SEK[1]	**8.60**	7.40			
Adjusted shareholders' equity, SEK[2]	**55.83**	48.05	42.78	36.53	41.69
Dividend					
per Series A share, SEK	**3.50**	3.13	2.68	2.46	1.34
per Series C share, SEK	**3.50**	3.13	2.68	2.46	1.34
Year-end market price					
per Series A share, SEK	**86.00**	76.45	89.86	62.59	49.18
per Series C share, SEK	**76.00**	69.30	83.61	58.57	44.26
Highest price paid during the year					
per Series A share, SEK	**105.07**	130.10	95.23	62.59	50.52
per Series C share, SEK	**96.57**	117.14	87.18	59.46	46.05
Lowest price paid during the year					
per Series A share, SEK	**69.30**	50.52	59.02	40.24	29.15
per Series C share, SEK	**62.59**	46.50	55.89	36.21	26.83
Dividend per Series A share as a percentage of result for the year					
per share, %	**50.3**	47.6	65.2	30,9	31,2
adjusted shareholders' equity per share, %	**6.3**	6.5	6.3	6.7	3.2
market price per Series A share, %	**4.1**	4.1	3.0	3.9	2.7
Year-end market price per Series A share as a percentage of					
earnings per share, P/E	**12.4**	11.6	21.8	7.9	11.5
adjusted shareholders' equity per share, %	**154.0**	159.1	210.1	171.4	118.0

1) Calculated on an average number of shares in 1999 (rights issue) and 1997 (non-cash issue), taking the bonus issue element in the 1999 rights issue into account.

2) Calculated for 1999, including rights issue and with actual number of shares outstanding.

Result for the year and dividend
per SEB share, SEK


10
8
6
4
2
0
95
96
97
98
99

Result for the year
Incl. change in surplus values in life insurance operations

Dividend

Earnings per share in 1999 and 1998, calculated on the total result after tax, were SEK 8.60 (SEK 7.40)

SEB share, SEK


180
160
140
120
100
80
60
40
20
1995
1996
1997
1998
1999
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0

"Affärsvärlden's" General Index
"Affärsvärlden's" Index for Bank and Financial Shares
SEB share, logarithmic scale. Price equals last closing price paid on last day of each month

Number of shares traded, in thousands, linear scale (incl. after-hours transactions)

Shares

Share series	Number of shares	Number of votes	Percentage of capital	Percentage of votes
A	673,784,123	673,784,123	95.6	99.5
C	30,773,557	3,077,355	4.4	0.5
Total	**704,557,680**	**676,861,478**	**100.0**	**100.0**

Each Series A-share entitles to one vote and each Series C-share to 1/10 of a vote. The nominal value of each share is SEK 10.

Change in share capital

SEB's share capital has changed as follows since the Bank was started in 1972:

Year	Transaction	Price SEK	Added no. of shares	Accumulated no. of shares	Share-capital SEK M
1972				5,430,900	543
1975	Rights issue 1:5	125	1,086,180	6,517,080	652
1976	Rights issue 1:6	140	1,086,180	7,603,260	760
1977	Split 2:1		7,603,260	15,206,520	760
1981	Rights issue 1B:10	110	1,520,652	16,727,172	837
1982	Bonus issue 1A:5		3,345,434	20,072,606	1,004
1983	Rights issue 1A:5	160	4,014,521	24,087,127	1,204
1984	Split 5:1		96,348,508	120,435,635	1,204
1986	Rights issue 1A:15	90	8,029,042	128,464,677	1,284[1]
1989	Bonus issue 9A+1C:10		128,464,677	256,929,354	2,569
1990	Directed issue[2]	88.42	6,530,310	263,459,664	2,635
1993	Rights issue 1:1	20	263,459,664	526,919,328	5,269
1994	Conversion		59,001	526,978,329	5,270
1997	Non-cash issue	91.30	61,267,733	588,246,062	5,882
1999	Rights Issue[3] 1:5	35.00	116,311,618	704,557,680	7,046

1) The recorded share capital at 31 December, 1986 was still SEK 1,204 M, since the proceeds from the new issue were not paid in full until early 1987.

2) The issue was directed at the member-banks of Scandinavian Banking Partners. Through splits in 1977 (2:1) and 1984 (5:1), the nominal value of the shares has been changed from SEK 100 to SEK 10.

3) According to the instructions of the Financial Supervisory Authority, subscribed shares that have been paid will not be registered as share capital in the balance sheet until the rights issue has been registered (which took place in January, 2000).

Distribution of shares by size of holding

Size of holding	No. of shares	Per cent	No. of shareholders
1–500	47,268,978	8.04	312,354
501–1,000	25,471,564	4.33	33,756
1,001–2,000	24,254,294	4.12	16,195
2,001–5,000	29,107,685	4.95	9,210
5,001–10,000	16,153,908	2.75	2,235
10,001–20,000	11,702,757	1.99	810
20,001–50,000	12,267,169	2.09	391
50,001–100,000	11,246,886	1.91	155
100,001–	410,758,907	69.83	269
Other*	13,914		
	588,246,062	**100.00**	**375,375**
Number of subscribed shares in rights issue	116,311,618		
	704,557,680		

*) Including possible pre-emptive shares, coupon shares, unknown holders and unutilised bonus shares.

Shareholder structure

Percentage holdings of equity on 31 December 1999.



Private individuals	22%
Mutual funds	10%
Insurance companies	8%
Foreign shareholders	18%
Foundations	24%
Other companies and institutions	18%

The majority of the Bank's approximately 375,000 shareholders are private individuals with small holdings. Institutions and foundations account for the majority holdings and foreign shareholders for 18 per cent, of which close to half are U.S. shareholders.

The SEB share on the Stockholm Stock Exchange

	1999	1998	1997	1996	1995
Year-end market capitalisation, SEK M	**60,592**	50,128	58,939	36,773	28,842
Volume of shares traded, SEK M	**51,054**	55,831	38,188	29,262	16,942

The largest shareholders

31 December, 1999 including interim shares	No. of shares	Of which Series C shares	Per cent of number of all shares	Per cent of number of all votes
Knut and Alice Wallenberg Foundation	69,290,241	1,202,241	9.8	10.1
Investor	67,548,680		9.6	10.0
Trygg-Foundation	65,677,962		9.3	9.7
SEB/Trygg/ABB mutual funds	25,080,335	30,000	3.6	3.7
SPP	22,757,028	239,709	3.2	3.3
Skandia Liv	16,420,834	4,233,567	2.3	1.9
EB-Stiftelsen, Skandinaviska Enskilda Bankens Pensionsstiftelse	8,827,873		1.3	1.3
Bancos mutual funds	6,831,906	1,153,550	1.0	0.9
SB-Stiftelsen, Skandinaviska Enskilda Bankens Pensionsstiftelse	6,500,000	1,200,000	0.9	0.8
AMF Sjukförsäkring	6,079,200	530,400	0.9	0.8
Sjätte AP-fonden	5,453,580		0.8	0.8
Ratos	5,012,880		0.7	0.7
Marianne & Marcus Wallenberg Foundation	4,873,389	73,389	0.7	0.7
Länsförsäkringar Wasa Liv	4,599,472		0.7	0.7
Nordbanken's mutual funds	4,105,000		0.6	0.6
Foreign shareholders	125,218,300	1,518,673	17.8	18.3

Adjustment factor for the bonus issue element of the rights issue

	No. of shares	Value, SEK[1]	Value, SEK M
Before issue	588,246,062	97.50	57,354
Added through issue	116,311,618	35.00	4,071
After issue	**704,557,680**	**87.18**	**61,425**

Bonus issue element	1.12
Adjustment factor	0.89

1) Price quoted before rights issue, issue price of new share and weighted value after the issue.

Economic development

World economic growth was considerably stronger in 1999 than expected. This was also true for Sweden. The financial markets continued to expand and recent years' ever-increasing competition was further intensified.

1999 was a dramatic year for the world economy, although less dramatic than feared at the beginning of the year. During winter 1998-1999, there was an imminent risk for a global credit crunch after the Asian crisis and Russia's collapse. The forecasts pointed to a sharp world economic slow-down, including the risk for a regular global recession.

The trend of development was markedly better. Led by the Federal Reserve, the central banks of the OECD countries carried out over 100 key interest rate reductions during the last quarter of 1998 and the first quarter of 1999. This led to a lowering of borrowing costs and guaranteed the liquidity of the financial system. At the same time, extensive restructuring of the banking systems and industrial structure of the debt-ridden Asian countries was implemented.

The rescue operations were launched too late to avoid a deep financial crisis in Brazil, although the fall of the Brazilian real and the Latin American recession did not spread on a global basis. Instead, several of the Asian crisis countries showed a considerable faster upturn than expected. At the same time, once again, the U.S. economy surprised through its rapid growth and low inflation. The "new economy", characterised by tougher competition and rapid technological development, resulted in a continued strong productivity increase.

In Japan, the contours of the strategy to solve the banking crisis became more clear and the Japanese economy turned up surprisingly strongly during the first half of 1999, after a very weak 1998. Growth, however, was to a very high extent due to important monetary and financial stimuli and therefore still fragile; during the second half of the year growth slackened again.

In Europe, the picture was more diffused during 1999, with good growth in several of the peripheral nations, such as Finland and Ireland, but with persistent growth problems in Germany and Italy. During autumn, however, also the German economy showed strong recovery. A certain weakening of the euro contributed to increased exports, while consumer optimism about the future started to grow, which benefited the domestic business community.

Taken together, world economic growth during 1999 was considerably stronger than expected. The deflationary risk that had characterised the financial markets during 1998 was arrested, which contributed to rising bond rates in all major economies, albeit from a low level. In that sense, a normalisation set in during 1999, after the extremely low inflation and interest rates of 1998.

However, with stronger than expected growth in the U.S.A., and gradually also in Europe, the central banks have started to raise interest rates again. The Federal Reserve reversed the rate cuts that it had implemented after the Russian collapse and so did the new European Central Bank, ECB, with its interest lowering from the spring of 1999. During the winter of 1999/2000, the interest trend has continued upwards, in line with the continued strong business cycle in the U.S. and

Currency trend
SEK against Euro and USD


10.0
9.5
9.0
8.5
8.0
7.5
Jan Mar May July Sept Nov Jan Mar May July Sept Nov Dec
1998
1999
USD
Euro

Interest rate movement in Sweden
Monthly averages, per cent


6
5
4
3
2
Jan Mar May July Sept Nov Jan Mar May July Sept Nov Dec
1998
1999
10-year bonds
Treasury discount notes, 180 days

the further strengthening of the European economic situation.

The increase in interest rates has been rather undramatic. In late summer and early autumn, a certain anxiety prevailed as regards the risk of data-related technical problems around the millennium, which was reflected in rising spreads. However, the central banks managed to persuade the markets that the situation was under control, with good liquidity, which led to gradually decreasing spreads.

1999 was a memorable year for the world's foreign exchange markets as the new euro saw the light of day. The transition from domestic currency to one common currency in eleven countries passed without problems. During the year, the new currency managed to establish itself as the second most important currency of the world and euro-bond trading has increased very rapidly. The strong U.S. economy in combination with the relative lagging behind of the European economy during the spring led to a weakening of the euro against the U.S: dollar during the year.

The fast recovery of the world economy after the Asian crisis together with continued low inflation pushed up stock prices to new heights during the year in most countries. Dow Jones increased by 25 per cent, Frankfurt by 39 and London by 18 per cent. Technology stock performed particularly well; the Nasdaq stock exchange rose by not less than 86 per cent.

During 1999, the Swedish economy also grew faster than predicted at the beginning of the year. Due to the recovery of the export markets, for example, net exports were strong. During the second half of the year, private consumption growth rose. Investments have also shown a good increase. In this sense, growth is more broadly based than during the latest broad business upturn of the late 1980s. Total savings (investments plus the surplus in the balance of payments) have increased strongly.

Inflation was extremely low during the initial months of the year – even deflation prevailed for a while – but crept up slowly thereafter. In early 1999 the Swedish bond rates bottomed out, but rose after that by a total of 1.8 percentage units until the end of the year. The Riksbank (Central Bank) lowered its key interest rates in early 1999 to the record-low level of 2.9 per cent. In November, however, in light of the rapid growth, it started to raise them again at approximately the same time as the ECB.

During January-February, the Swedish krona strengthened considerably against the Euro, mainly as a result of the increased probability of Sweden's future membership of the EMU and strong economic basis. The Swedish currency rate has thereafter remained rather stable; it is now clear that Swedish membership of the EMU will take an additional couple of years.

During the first three quarters of 1999, the Swedish stock exchange rose relatively slowly, as opposed to the last quarter, during which prices went up strongly following increased optimism about the economic development and very high expectations in the field of telecom and other cutting-edge technology.

Competition

The financial markets have expanded vigorously in recent years. The volume of transactions has increased and new products have been developed. Interest in long-term savings shows continued growth as a result of people's growing awareness of the necessity to save for their own old age. Deregulation of the financial markets has made it possible for new players to enter various parts of the market. The creation of the EMU and the introduction of the euro have led to a new competitive situation, e.g. in the currency and interest markets, and contributed to the present structural transformation of the financial sector. The IT revolution, particularly regarding IT development, creates radically new ways of handling finances for both banks and their customers.

SEB operates in an environment of stiffening competition in all its areas of activity.

In the Swedish retail market, the other Swedish banks and a number of niche banks represent the main competition. SEB is the largest asset manager in the Nordic region, with SEK 810 billion in assets under management (including BfG).


London
FTSE 100, GBP
8,000
7,000
6,000
5,000
4,000
1998
1999


New York
S&P 500, USD
1,600
1,400
1,200
1,000
800
1998
1999


Stockholm
Affärsvärlden's General Index, SEK
6,000
5,000
4,000
3,000
2,000
1998
1999

The Swedish private savings market


SEB 21.5%
Skandia 14.6%
MeritaNordbanken 13.3%
FöreningsSparbanken 21.1%
Handelsbanken 9.9%
Others 19.6%

In Sweden, SEB is the leader within unit-linked insurance, second-largest within traditional insurance (after Skandia), number three as regards mutual funds (after Robur and MeritaNordbanken) and number four as regards bank deposits. (Direct household shareholdings are not included in these figures.)

As regards mutual funds, FöreningsSparbanken (Robur), MeritaNordbanken and Handelsbanken are the most important competitors. These banks are also strong competitors within asset management, where brokerage firms like Carnegie and Alfred Berg and, outside Sweden, Unibank and Den Danske Bank are important competitors.

Total Swedish household savings in SEB amounted to SEK 428 billion at year-end 1999, an increase of 24 per cent compared with 1998 (SEK 344 billion), which meant that SEB was the most important player in the Swedish savings market also in 1999.

In the area of life insurance, the most important competitors are Skandia and FöreningsSparbanken (Sparfond). SEB Trygg Liv is number two in the Swedish life insurance market.

Enskilda Securities and Merchant Banking operate indeed in open international competition.

Among the competitors of Enskilda Securities, the following investment banks may be mentioned: Carnegie, ABN Amro / Alfred Berg, Morgan Stanley Dean Witter, Goldman Sachs & Co, JP Morgan & Co and Warburg Dillon Read. Enskilda Securities is the largest player on the Stockholm Stock Exchange and by far the largest as regards M&As involving Nordic companies as purchasing or selling parties (see further on page 36).

Merchant Banking's competitors within such areas as export and project finance, debt and capital market services and trading and securities financing are mainly U.S. and European investment banks together with global commercial banks (Deutsche Bank, Salomon Smith Barney, Merrill Lynch and ABN Amro.) In the Nordic markets there are also local niche players within various sectors, shipping for example, and products, bond trading for example, within which the brokerage firms occupy a solid position. In the area of cash management, Citibank and ABN Amro are the principal competitors as far as international clients are concerned, whereas Nordic banks compete for the small, domestic customers (Handelsbanken, MeritaNordbanken and Den Danske Bank). SEB is the market leader within foreign exchange trading, cash management and international payments.

Environmental aspects

Compared with many other sectors, the financial sector does not have any particularly great direct impact on the environment. Still, environmental issues are of course of great importance for the SEB Group, which for many years has worked for improved environmental care within both its own activities and in contacts with customers and suppliers.

According to the environmental policy adopted in late 1995 the Group shall, among other things,

- gradually adapt its activities in harmony with the environment,
- ensure that all employees are sufficiently environment-conscious to work in a constructive way for the environment and
- consider environmental aspects in its credit-granting activities and in the design of products and services.

Environmental factors form a natural part of SEB's appraisal of companies in connection with credit-granting. The credit policy of the Group contains rules as regards main issues concerning the environment that shall be taken into account when granting credits. These issues cover such things as customers' own products and production, the products and production methods of their suppliers and possible ground contamination. As regards property financing, for example, a property that is not adapted to the environment may be valued lower than its market value.

Apart from wishing to contribute to an improved environment, SEB's environmental work is based upon business economics reasons. Borrowers that carry on, or are considered to carry on, environmentally hazardous activities are risking dropping sales. Environmental risks within a company thus affect its repayment capacity in a negative way and the value of possible security provided decreases. However, in those cases in which such companies actively work in order to reduce their negative impact upon the environment, continued credit-granting may be justified.

The SEB Group has signed the environmental documents of both the United Nations and the International Chamber of Commerce, under which the signatories commit themselves to paying due regard to, and to acting for, a better environment within their respective activities.



Bo Göran Carlsson, SEB

Jan-Olof Brüer, Sectra

A Swedish Tiger

Success stories abound in Swedish technology today. Stockholm and Lund, however, are not the only IT-centres in Sweden. Pockets of high-tech expertise are situated in all parts of the country. Sectra, a company based in Linköping, is one of the most interesting examples.

Sectra's business areas are focused on image processing systems, high-security communication systems and digital radio systems. The company's high-security mobile telephone, "Tiger," attracted widespread media attention after Sectra received substantial Tiger orders from Swedish and Norwegian defence authorities.

During the past year, Sectra has been one of the leading rapid-growth securities on the Stockholm Stock Exchange. Since the company's shares were introduced on the exchange in April 1999, the price of Sectra shares has multiplied many times over. If Sectra is able to meet management's average growth objective of 30 per cent annually over the next seven years, the share price will almost certainly continue to soar.

Sectra was founded in 1978 by four persons at the Linköping Institute of Technology: Professor Ingemar Ingemarsson and three of his doctoral candidates. They managed the company in parallel with their other job assignments, offering consultant services in the areas of security and image encryption. Three of Sectra's original four founders are still affiliated with the company as owners and advisors.

In the mid-1980s, a critical point in Sectra's development was reached. A decision was made to abandon the company's pure consulting services and focus exclusively on development and sales of products and systems solutions.

At the same time, the need arose to establish close relations with a professional and knowledgeable bank with international contacts. The choice was SEB, which has served as Sectra's house bank since 1986.

"Particularly in terms of international payment flows, I believe SEB is a step ahead of more locally focused players. SEB is a renowned international bank," says Jan-Olof Brüer, President of Sectra.

Sectra has subsidiaries today in Norway, Finland, Germany and the U.S. SEB provided assistance in establishing all of Sectra's foreign subsidiaries, supported mainly by the bank's own resources or co-operation partners in the countries concerned. Sectra maintains a corporate account in SEB to channel its capital flows and concentrate all of its liquid assets.

Since the decision was made to change the focus of business operations, Sectra has achieved dynamic growth. The company's labour force has increased to 140 employees. The average level of education is extremely high, with 76 per cent of all employees holding degrees in engineering, eight per cent holding masters degrees and four per cent with degrees as doctors of engineering. In 1999, Sectra won the so-called Electronic Prize, a special prize that has been awarded annually since 1980.

"Sectra is a company that we, as a bank, are proud to serve and happy to be associated with," says Bo Göran Carlsson, key account manager for Sectra at SEB in Linköping, which is still the company's registered domicile.

This is the new SEB Group

After the purchase of the German BfG Bank, the SEB Group is a European bank, focused on the Internet, savings and the Nordic corporate market. SEB is also one of the largest Nordic financial groups, with SEK 810 billion in assets under management and more than SEK 1,000 billion (pro forma, including BfG) in total assets at the beginning of 2000. The Group is represented in some 20 countries around the world and has approximately 21,000 employees.

Business concept, vision and goal

SEB's business concept is to create value for customers and shareholders by offering leading competence and long-term relations.

The vision of the Group is to become the leading bank for savings and investments in Europe and the leading corporate bank in the Nordic area and the Baltic states.

SEB's financial goal is to achieve a lasting return on equity of 15 per cent after tax.

Strategy and measures – customer in focus

SEB shall represent the natural choice for economically active individuals. At the same time, SEB shall be the best financial company in the Nordic region for those companies which invest heavily in growth and internationalisation and that have a great need for competence as regards financial matters. These customer categories are well-informed about finance and their demands are therefore high. They expect to be treated on an individual basis and they assume that SEB is familiar with their situation and needs and able to solve their problems. These customers also demand that it shall be easy to get in touch with SEB in such way and at such time as suit them best.

In order to meet these expectations, SEB must have extensive knowledge about its customers and make great efforts at developing existing customer relations. In addition, the Group must decentralise to an increasing extent and use all possible ways of contact, e.g. with the help of the Internet. Investments in the Internet are a very important feature of the Bank's strategy for both savings and the corporate market.

A client-oriented e-bank

Sweden is the world's best developed market for Internet banking and e-banking. SEB was one of the pioneers in this area. Today (February, 2000), 25 per cent or 380,000 of the customers of the Bank use its Internet Bank, which makes SEB a world leader. Based upon its experience and knowledge from the Swedish market SEB has developed a pan-European Internet model that is tailor-made to customer needs. The new model offers an increased supply of services via the net: personal financial advice, information about risk levels in savings and trading opportunities on the net via SEB's safe payment solution.

The SEB Group has set a stretch goal of 5 million Internet customers for the year 2004.

As a first step, SEB's new e-bank will be started in March in Denmark and in Germany during the third quarter of 2000, based upon Codan Bank's and BfG Bank's existing Internet services.

The goal is to launch an Internet bank also in Great Britain during the year through co-operation with a local player in the financial area.

SEB intensifies its Internet drive also on the corporate side. Already today, a very high share of SEB's small and medium-sized corporate clients are linked up to the Internet Bank. Large companies are also offered Internet services.

The Merchant Banking business area offers its Trading Station, a currency and interest trading service via the Internet that counted 900 corporate customers at year-end 1999. In January 2000, one fifth of SEB's foreign exchange transactions with customers were carried out via Trading Station.

Growth within savings and asset management

European savings are characterised by two strong driving forces.

- Deregulation, demographic factors and an increased awareness that individuals need to take on more responsi-

Europeans are e-users

Millions


200
175
150
125
100
75
50
25
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Population
Mobile phones
Internet
PC
Broadband

In millions of people over age 16 in the United Kingdom, Germany, France, the Netherlands and Sweden.


SEB's North European activities
Norway
280
Sweden
10,100
Finland
280
The Baltic States
3,000
Denmark
320
Germany
5,300
Percentage of
Group employees

Sweden

Activity	Market share, % 1999	1998
Deposits	21.2	19.0
Households	*13.3*	*13.2*
Lending, incl. housing loans	14.8	16.5
Households	*11.9*	*11.6*
Unit-linked insurance	22.2	23.2
Life insurance*	18.1	20.6
Equity trading	10.3	9.2
Currency trading	35–40	35–40
International payments	50–60	50–60
Custody service	50–60	50–60
Cards	50–60	50–60
Leasing	17.0	16.9

* New premiums

Country	Activity		Market share % 1999	1998
Norway	Mutual funds/Asset management, cards, life/pension insurance, equity trading & corporate finance, cash management, payments, project finance, shipping, currency trading and capital market	Cards	34	28
		Equities	3.1	3.5
Denmark	Mutual funds/Asset management, cards, Internet banking, equity trading & corporate finance, bond trading, cash management, payments, custody services and leasing	Cards	20	20
		Bonds	10	9
		Equities	6.1	4
Finland	Mutual funds/Asset management, life/pension insurance, cards, equity trading & corporate finance, cash management, payments, money & capital market services, custody services and leasing.	Cards	20	20
		Funds	10.1	13.7
		Equities	6.5	7.4
Germany	Deposits/lending, Mutual funds/Asset management, Internet services, equity trading & corporate finance, currency and interest trading, cash management, payments and leasing.			

Country	Activity		Market share % 1999	1998
Estonia	Deposits/lending, Internet banking, Mutual funds/Asset managenent life/pension insurance, equity trading & corporate finance, cash management, payments, custody services, leasing, currency trading and capital market.	Deposits	34	33
		Lending	33	32
		Cards	21	23
		Leasing	18	24
Latvia	Deposits/lending, Internet banking, cards, life/pension insurance, equity trading, cash management, payments, custody services, leasing, currency trading and capital market.	Deposits	14	17
		Lending	25	22
		Cards	25	22
		Leasing	12	4
Lithuania	Deposits/lending, cards, life/pension insurance, equity trading & corporate finance, cash management, payments, custody services, leasing, currency trading and capital market.	Deposits	40	21
		Lending	46	23
		Cards	50	35
		Leasing	48	50
		Equity trading	45	37

bility for their own financial security imply that long-term savings are growing. This trend is clear in Sweden, the rest of Europe and in the Western world at large. In SEB's opinion, total savings will grow by between 10 and 15 per cent annually over the next ten years.

- The savings market is also characterised by increased internationalisation, with private individuals and institutions spreading their investments on a global basis to an ever-increasing extent. This trend is expected to intensify even further, which leads to growing demands for international asset management competence and international investment products.

Aggressive participation in the growing savings markets in Northern Europe is built upon growth and satisfactory performance within asset management. The development of

new products and new channels of distribution also forms part of the strategy in this area.

SEB's investment strategy is to offer private individuals and institutions a long-term return in excess of relevant comparison indices through active asset management. Today, SEB is a leading asset manager of Nordic equities. However, in order to be successful in the North European investment market it is necessary to become a leading asset manager of European equities. The objective is to achieve this within a period of three years.

Based upon strategic assumptions, SEB has set an aggressive "stretch goal", which means a quintupling of SEB's funds under management, from SEK 500 billion at year-end 1999 to SEK 2,500 billion by the end of 2004.

Such a goal demands an annual growth rate of 30 per cent, which requires investments in new markets and acquisitions, in particular outside Sweden. This strategic direction has been the same since early 1997, when S-E-Banken's Group Management decided to invest in asset management growth. At this point, managed funds totalled a little less than SEK 200 billion. Through the acquisitions of Trygg-Hansa, Gyllenberg, ABB Investment Management and through the co-operation agreement with Codan Forsikring, funds under management have more than trebled to SEK 702 billion (SEK 810 billion including BfG). This means that growth is well in line with the stretch goal.

Larger volumes make it possible to offer superior products and services to customers, which, in turn, can contribute to increased shareholder value. Increased growth and size will make it easier.

- To attract and keep the best staff.
- To offer active asset management and a local presence, also globally, and


Mutual fund savings in Europe
EUR, billion
3,000
2,500
2,000
1,500
1,000
500
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999

Mutual fund savings in Europe have shown a strong increase throughout the 1990s. On 30 September, 1999 the total volume of European funds amounted to EUR 2,711 billion, or more than SEK 23,300 billion, invested in close to 21,000 different mutual funds.

- To offer special service to customers with extra high demands as regards asset management and advice.

In order to achieve the third of the above-mentioned goals, SEB has invested heavily in so-called private banking in recent years. In Sweden, this activity is carried out within SEB Enskilda Banken, in which private individuals with major investable assets, foundations, companies and minor institutions are offered both investment advice and asset management as well as other sophisticated banking services. Similar activities exist in Luxembourg and London.

Increased service, customer care and advisory services, primarily via the Internet but also via branch offices, the telephone, sales force and call centres continue to be in strategic focus in the private market.

Tight relationships in the Nordic corporate market

SEB shall keep its position as the leading bank for companies, institutions and public administration in the Nordic area by preserving its tight customer relations and by growing within certain niches, e.g. corporate and securities financing. The Group's corporate units continue to work for increased capital efficiency and improved operational efficiency.

For the real large companies, customised offers are prepared for each client upon the basis of an analysis of such company's unique requirements. This strategy, which is based upon profound knowledge about the specific client company, has a strong tradition within SEB:

Trade analysis, with IT development in focus, is applied to companies active in rapidly growing markets. It is more important to expand business relations with existing customers in these segments than to increase the market share.

As regards the majority of the small corporate customers, SEB works with effective, mainly standardised, solutions, not least via the Internet.

The intention is to offer a reduced number of products in the future, but also to have a greater number of products on offer per customer. As a consequence of this, SEB will sometimes buy products from external suppliers.

SEB's organisation after the acquisition of BfG

The SEB Group is a decentralised company, in which operative decisions shall be made as close to customers as possible. SEB's business areas have been assembled in four main groups :

The responsibility for SEB's overall savings strategy, described above, rests with the main group *Asset Management and Life* (which includes the Asset Management and SEB Trygg Liv business areas).

Nordic Banking comprises Retail Distribution, Merchant Banking, SEB Finans, SEB Securities Services and SEB Företagsinvest. (The three last-mentioned units, together with SEB Kort, formed the Financial Services business area until and including year-end 1999.) The purpose of co-ordinating these activities is to create conditions for an increased focus on the Nordic corporate market, which represents one of SEB's core areas.






Geldautomat

The New Group (January, 2000)
Approx. 21,000 employees


The Baltic 15%
BfG 25%
Sweden 49%
Rest of the world 2%
Rest of Europe 4%
Rest of the Nordic countries 5%

After the acquisition of BfG, half of SEB's staff works outside Sweden.

The old Group (September, 1998)
Approx. 14,000 employees


Rest of the world 2%
Rest of Europe 12%
Rest of the Nordic countries 7%
Sweden 79%

The rationale behind the acquisition of *BfG* was to create a platform for investment products and e-banking activities in the large German market. BfG will be carried on as an independent unit.

In recent years, BfG has invested heavily in the field of savings and in modern channels of distribution, mainly the Internet. It has also been very successful in these areas. Last year, BfG won recognition as the bank with the highest number of satisfied customers in Germany. During this year, its activities will be restructured to increase profitability (see further on page 42).

Other activities

A number of companies/business areas are operated more independently, under their own trademarks.

Enskilda Securities, which acquired Orkla Finans (Fondsmegling) in Norway in January 2000, keeps building upon its strong position as the leader within equity trading and corporate finance in the Nordic area. Its strategy can be summarised as follows: To grow along with the expanding equity

Strategy for SEB's main groups


Customers
Internet
Nordic Banking
Asset Management & Life
BfG
Other: The Baltic Enskilda Securities SEB Internet SEB Kort
Cost efficiency Capital efficiency
Growth
Restructuring Growth
Growth

Now that SEB puts the Internet in focus, the objective is to give European customers access to the best e-bank for handling personal finances and financial investments, while offering a portal to electronic trading. The conditions, and thus the strategy, for SEB's main groups vary strongly. The Nordic Banking units operate in a mature market, which means that continued work to increase cost and capital efficiency has the highest priority for this group. Asset Management & Life operates in a growth market, which means that costs increase, too. BfG's activities are characterised by growth within certain niches; at the same time, this bank is the object of continued restructuring. Other activities, i.e. Enskilda Securities, SEB Kort, SEB Internet and the Baltic all operate in growth markets.

trading and corporate finance markets from a Nordic base, with a European focus and a global perspective.

SEB Kort (which formed part of the Retail Distribution business area during 1999) is planned to be incorporated during the first half of 2000. It continues its growth strategy in the Nordic area, with such trademarks as Eurocard and Diners.

SEB Baltic Holding co-ordinates SEB's holdings in Eesti Ühispank in Estonia, Latvijas Unibanka in Latvia and Vilniaus Bankas in Lithuania, of which the two first ones are majority-owned. SEB's co-operation agreements with the Baltic banks cover product development and the launching of new services in the Baltic states, among other things.

SEB Internet is a separate unit of the Group since summer 1999. Income and costs relating to the Internet Bank in Sweden are included in those business areas whose customers use the services, mainly Retail Distribution.

This unit plays a decisive role for SEB's transformation into a European e-bank.

SEB IT. During this year two companies will be formed for the Group's IT activities: SEB IT Service (data operations and service) and SEB IT Partner (development and administration). The purpose of this incorporation is to make responsibility for the purchaser respectively supplier roles clear.

Group organisation


Central units
Internal Audit*
Credits
Strategic planning
CIO
Lars H Thunell
President and Group Chief Executive
Human resources
Group communications
Chief Financial Officer – Other staff functions
* Reports directly to the Board.

Percentage of Group's total result 1999 | Percentage of no. of employees 1999

Main groups

Nordic Banking

This group includes the Retail Distribution and Merchant Banking business areas and SEB Finans, SEB Securities Services and SEB Företagsinvest. The purpose of co-ordinating these activities is to increase the focus on the Nordic corporate market. In early 2000, SEB's corporate payments will for example form part of Merchant Banking.

Business areas

Retail Distribution

Retail Distribution comprises most of SEB's "shops" for private individuals, small/medium-sized companies and municipalities: Branch offices, the Telephone Bank and automatic machines. This business area also includes various units for loans, investments and payments.



20% | 30%

Financial Services

During 1999, this business area comprised SEB Finans (leasing, factoring, etc.), SEB Kort (Eurocard, Diners, etc.), SEB Securities Services (custodial services) and SEB Företagsinvest (venture capital).

14% | 8%

Merchant Banking

Merchant Banking is responsible for all activities aimed at internationally active, Nordic companies and institutional investors, mainly in the Nordic area and the rest of Europe. Its activities include interest and currency trading, payments and cash management.

33% | 12%

Asset Management & Life

This group includes all business areas that gather and manage customers' assets, i.e. SEB Trygg Liv and Asset Management. The strategy is to develop customer-adapted products and channels.

Asset Management

Asset Management comprises all management of securities within SEB, including mutual fund activities, the management of the total assets from the Group's life insurance operations, portfolio management for account of institutions and companies and the private bank SEB Enskilda Banken.



16% | 8%

SEB Trygg Liv

This business area offers life and pension insurance, unit-linked insurance, endowment assurance and welfare products (economic compensation for private health care, etc.) to private individuals and companies, mainly in the Nordic area.



18% | 5%

BfG

The German BfG Bank forms part of the SEB Group since 3 January, 2000. Its activities have been focused on savings and asset management to an increasing extent. The bank has also been successful in investing in modern channels of distribution, mainly the Internet.

Other activities

A number of companies and units within the SEB Group are operated independently, partly under their own trademarks. This group comprises Enskilda Securities, the Baltic, SEB Kort (effective January, 2000), SEB Internet and SEB IT.

Enskilda Securities

Enskilda Securities is an independent investment bank that mainly focuses on Nordic companies, institutional investors in the Nordic area, the rest of Europe and the U.S.A. Its services comprise financial advice, equity trading and research.



8% | 3%

The Baltic

This business area comprises the activities in the three Baltic banks, Eesti Ühispank, Latvijas Unibanka and Vilniaus Bankas, of which the two first ones were consolidated with SEB during the second half of 1999.





2% | 7%*

*) weighted average

SEB Internet

SEB Internet is a separate unit since summer 1999. In Sweden, the Internet Bank had 380,000 customers. During 2000, SEB's new e-bank will be started in Denmark and Germany. At year-end 1999, this unit had 165 employees.

SEB IT

During this year, SEB will incorporate its IT activities. Two wholly-owned companies will be formed: SEB IT Service, responsible for data operations and service and SEB IT Partner, responsible for development and administration. Each company will have approximately 500 employees.

Leading competence of critical importance to business

SEB's business concept is "to create value for our customers and shareholders through leading competence and long-term relations". This formulation puts the staff of the Group in focus.

People are the most important resource in all knowledge and service companies. This is particularly true for a company that has defined leading competence and long-term customer relations as so critical to the business as to build them into its very business concept.

During 1999, SEB had an average of 13,875 (13,347) employees. About 1,300 employees left SEB in connection with the sale of Trygg-Hansa's non-life insurance operations. At the same time, approximately 3,000 were added through the consolidation of Eesti Ühispank in Estonia and Latvijas Unibanka in Latvia during the second half of 1999. Otherwise, the number of newly employed and resignations, including retirements, was about equally large, or about 1,200 people.

Including BfG, the total workforce was about 21,000 at the beginning of 2000.

Increasing demand for competence

Continued rationalisation and automation imply that fewer employees shall carry out more qualified work assignments. With the growing importance and complexity of financial issues, customer demand for leading competence in the Group also increases.

Continuous development of competence, putting SEB in the forefront as regards areas of critical importance to the business, is a decisive success factor for the Group. Consequently, SEB strives to keep and further develop its lead when it comes to sophisticated services, knowledge, judgement and technical skills.

Target-oriented development of staff

During 1999, SEB invested a total of SEK 150 M (SEK 117 M) in training and development of its employees (including managers), of which 75 per cent was related to external training. In total, 10,436 employees, including 842 managers, were trained during the year.

Training is guided by the needs of the various business areas and those of individual employees. Areas of responsibility and authority for various positions or groups are defined on the basis of business plans as well as competence requirements and individual development targets. Every SEB employee has a personal development programme and responsibility for his/her own competence and development. Needs are identified with the help of career development dialogues, which also serve as a basis for the preparation of responsibility and competence profiles.

SEB uses TRUE, an IT-supported tool, to connect business planning with competence planning and to follow up development dialogues and action plans. The system documents responsibilities and competence requirements for various professional roles and makes it possible to discover and to analyse competence gaps within the whole Group as well as among individual employees. All employees feed informa-

Educational level


Upper secondary school education 44.7%
College >3 years 22.3%
College <3 years 7.3%
Completed nine-year compulsory education 7.6%
Other unspecified education 18.1%

Period of service within the Group


<10 years 39.1%
>20 years 29.4%
10–20 years 31.5%

Number of employees, distributed by age and sex, 1999


4,000
3,000
2,000
1,000
0
-29
30-39
40-49
50-
Women
Men


LONDON
SEB

Stewart Humphrey, SEB

Eva von Sydow, SEB

Getting all of Europe on the Net

Sweden is the most highly developed Internet banking market in the world, and SEB was a pioneer in the sector. SEB also ranks among European leaders in terms of Internet utilisation by bank customers.

Banking on the Internet has only started to penetrate markets in Europe, but the trend of development is dynamic, and the potential is enormous. To capitalise on its lead, SEB is now building the platform for a pan-European Internet bank.

"There is a fantastic value potential in SEB's Internet skills, and the Group sees countless opportunities to create shareholder value through the pan-European Internet bank project," says Stewart Humphrey, who recently took over SEB's pan-European bank operations after working five years as Manager of the London office.

"In the near future, SEB will be ready to launch third-generation Internet banking in markets where the competition is still working in the first or second generation," Humphrey continues.

Outside Scandinavia and Germany, the strategy is to create jointly owned Internet banks with partners specialising in financial services, retail sales or the service sector. The first partner in every market must be a bank that can provide SEB with access to the local infrastructure and a customer base. Discussions and negotiations are already in progress with banks in several European countries.

"SEB's range of Internet banks in Europe will be broadened beyond the present scope of its Swedish Internet bank." says Humphrey. "The structure is extremely user-friendly and flexible, enabling us to offer customised solutions to meet the specific needs of every customer."

"The Internet is a fantastic medium in terms of visualising bank services and investments. It supports combinations of several different senses: touch, sight, 'speech' and hearing," says Eva von Sydow, manager of functionality and design of the new solution. "The Internet offers enormous opportunities to simplify, educate and provide customers with the power to manage their own investment decisions. As of today, the Internet's true potential has not been utilised fully. But that's what we are going to try to accomplish. We regard the entire Internet as a financial meeting place. We intend to make it so stimulating that customers will want to stay and conduct business."

In addition to conventional financial services in banking and insurance, the range of services offered by SEB will also include advisory services focused on investments and long-term savings. Internet customers will be afforded opportunities to create personal, virtual bank accounts that will increase the control and long-term perspective of private economies. E-commerce, with particular emphasis on equity trading, will become an important element in the pan-European solution.

"The first Internet bank under the present concept is scheduled to begin operations in Denmark in March, followed by online banking operations in Germany during the third quarter of year 2000," says Stewart Humphrey. "After that, we'll just have to wait and see."

tion about themselves into TRUE in the form of CVs, training courses and competence profiles.

During the next few years, SEB will set up a unit that produces bank-specific, interactive training. A Group agreement was concluded with the training company M2S, according to which SEB gets access to all necessary training tools to produce such training. In the spring of 2000, the first part of interactive training in basic banking knowledge will be launched, reaching all employees via the Intranet of the Bank.

IT knowledge is an important part of competence development. At year-end 1999, 5,000 of the employees of the Bank had taken the Bank's PC-driving licence, or ECDL-driving licences. The goal is that 95 per cent of all employees of the Group shall have taken IT-driving licences before the end of 2001.

Leadership training

SEB develops its leadership programmes on the basis of its core values: Courage, ethics, realism and vision. Other cornerstones are business acumen and coaching as well as self-knowledge and a comprehensive view among leaders.

This year, 200 managers have participated in SEB's Basic programme, a ten-day training course based upon situation-adapted leadership and Koestenbaum's authentic leadership training models. In total, 1,200 of the Group's leaders have participated in these.

During 1999, SEB started a new leadership programme: "The Real Leadership", which is focused on visionary and action-oriented leadership, leadership realism/ethics and business acumen/activity development. This programme is a continuation of the Basic programme, aimed at established leaders.

The Wallenberg Institute, the Group's own exclusive management programme, has been run in co-operation with the Stockholm School of Economics, focusing on knowledge about external trends, financial and business strategies, communications and leadership.

SEB also co-operates with external institutions such as IFL, MIL and Ruter Dam in Sweden and, internationally, primarily with IMD in Switzerland and Wharton in the U.S.

In total, SEB has carried out 26 leadership programmes with approximately 400 participants. Since early 2000, SEB's Group language is English and all leadership training material is now both in English and Swedish.

During the year, a seminar for future leaders was started during which the qualifications of the participants as potential good leaders are assessed. The leadership potential within the Group is surveyed on a continuous basis. The Top Management Review of the year comprised 250 employees.

Whenever a managerial appointment is made both men and women shall be possible candidates.

Managerial positions, 1999


Total number of managers
Group and other managers
Department/Branch office managers
Managers at superior levels
0
300
600
900
1,200
Women
Men

How is SEB getting on?

Employees' motivation, business orientation and satisfaction as well as leadership within the Group are regularly measured in the so-called PULS study. The latest measurement, carried out in autumn 1999, showed relatively good and generally speaking somewhat improved results.

"Satisfaction" expresses how satisfied employees are with their work situation on a scale of 100 as a maximum. This satisfaction index rose to 58 (54) for all SEB employees.

"Motivation" index measures employee motivation and was 69 for all SEB employees, with the highest marks for Financial Services, 71, and Asset Management, 72.

Business orientation is evenly spread out through the Group, with only a few deviations from the SEB average of 67, which can be regarded as a very good value. SEB's managers were reported at 68.

Clear equality targets

A new equality plan was implemented within SEB during 1999. It is an integral part of the business plans, both at Group level and within the various business units: A number of principles are laid down, directly aimed at creating increased equality, e.g. in connection with recruiting, wage-setting and competence development. In addition, full-time employees with children under the age of eight are offered 10 hours of home and family service per month.

A salary description model was also introduced during the year for the purpose of making unreasonable differences in salary between men and women visible. The model was used in the wage negotiations in 1999.

Even though SEB for several years has been awarded prizes for its equality work, the starting point is not satisfactory. More than every third SEB manager is a woman and half of them are group managers, i.e. managers at a relatively low level. 31 per cent of women are promoted, or in executive positions, compared with 54 per cent for men. Of all women, 26 per cent work part-time and absence due to sickness is twice as high among women, although this difference is reduced in line with promotion. There are fewer university graduates among women than among men.

SEB's long-term equality goal is to achieve an even distribution between women and men by 1 September, 2005. "Even distribution" means that none of the sexes shall be represented by less than 40 per cent.

Salary and incentive systems

SEB shall pay salaries in line with the market and offer individual salaries according to performance.

It is planned to replace the profit-sharing system of the Group as from 2001 with local, performance-related incentive systems in the various parts of the Group. The profit-sharing system was abolished in 1999. For the years 1999 and 2000 a transition system has been implemented in the form of a retirement pension solution, calculated in the same way as the profit-sharing system.


LONDON

Paula Avraamides, SEB

Peter Swärd, SEB

Matchmaking with big money

Since the introduction of the euro, a completely new market for corporate bonds has emerged in Europe. Nordic companies, accordingly, have gained access to a much larger investment base. And institutional investors in all parts of Europe are now able to invest in different industrial sectors with no exposure to currency risks.

"SEB's role has changed dramatically during the direct borrowing trend that has prevailed over the past few years," says Peter Swärd of Debt Capital Markets in Stockholm. "We are becoming more of a link for financial solutions between financial institutions and corporate customers, as opposed to our former status as the lender of money."

Most of the corporate bond programs that Debt Capital Markets arranges for large and midsize companies, both Swedish and foreign, are focused on loans ranging from SEK 500 million to SEK 10 billion. SEB is the market leader in Sweden, with a 50-per cent share of the corporate bond market. SEB has managed corporate bond programs for Akademiska Hus, Atlas Copco, Investor and other clients.

No other Nordic bank has focused as strongly as SEB on the European market for corporate bonds. A multinational team has been established in London to maintain relations with institutional investors in all major European countries.

Paula Avraamides, who works in the London office, describes her job: "In many respects, it's all about matchmaking. We match specific investor preferences with loan requirements of corporate customers, or recommend appropriate investments based on a company's business operations, borrowing requirements or rating. It's important to understand what works in different markets so we can detect new business opportunities quickly."

SEB strives to be the leading source of information for European institutional investors focused on Nordic companies and their borrowing requirements. SEB has created substantial "placing power" based on a favourably diversified investment base comprising pension funds, insurance companies and asset management operations.

"Nordic companies that want to establish bond programs in European money markets can rely on SEB to raise the money," concludes Peter Swärd.

STOCKHOLM



Ia Stenmark Bernander, SEB

Bengt A Hägglund

Performance and personal relations

"I have three critical criteria in my selection of trustees," says Bengt Hägglund: "knowledge, personal commitment and good systems that illustrate how my investments are performing in relation to market trends, among other considerations."

Bengt A. Hägglund is one of SEB Enskilda Banken's financial advice customers; he is also a dual-customer. His primary portfolio is held under discretionary management, but he also has another portfolio for which he assumes more personal involvement in various investment decisions.

"I take more chances in my own portfolio," says Hägglund. "I like to monitor trends, but I don't have enough time to assume all responsibility for my investments. Still, I just can't seem to keep my hands off altogether. I think it's a good thing to have two baskets for my eggs. The discretionary portfolio is the long-term investment."

"The customer also has ultimate decision-making power in discretionary management," says Ia Stenmark Bernander, who is Bengt Hägglund's portfolio manager, "but mainly on the strategic plane. The operational aspects are handled by the asset manager. However, we often have general discussions about economic trends and the business outlook for various sectors of industry. That's how I work with Bengt. We have a defined risk level, the type of assets we want and the difference between short and long-term money, etc. And whenever something happens that may have strategic relevance, we review the implications together."

SEB Enskilda Banken is the section of SEB's Asset Management that focuses on private persons, foundations and corporations with asset management capital in excess of SEK 1 M.

"I have been a customer of Asset Management since 1991," says Hägglund. "For a long time, asset management was far-too passive, too much of a bank activity. But then SEB launched its strong focus on Asset Management. During the latter part of 1998 and throughout all of 1999, the service was brilliant, highlighted by development of sharp systems that helped solidify SEB's position as a genuine provider of asset management services. Enskilda Banken has a critical advantage in its ability to link all types of questions together, particularly questions concerning tax and legal considerations. Other asset management institutes cannot match SEB's capabilities in this area," says Hägglund.

"We had a very good year in 1999," says Ia Stenmark Bernander. "For example, the value of our Swedish model portfolio rose 71 per cent, compared with benchmark 66 per cent."

"Actual performance is naturally a critical factor in creating satisfied customers," Bengt Hägglund continues. "The ability to continuously monitor performance is also important. But personal relations with the asset manager are even more important. I especially notice the personal commitment in my own active portfolio. We speak with each other at least once a week. The opportunity to have a pleasant and usually profitable conversation at regular intervals is comparable to the best of all worlds."

SEB's new main groups

The business areas of the SEB Group have been assembled in four main groups: *Nordic Banking, BfG, Asset Management & Life* and *Other activities*. The three groups that constituted the SEB Group during 1999 operate in markets that offer different opportunities. In all essentials, the units within Nordic Banking are active in mature markets, whereas Asset Management & Life like the companies and units within the group Other activities operate in growth markets.

Nordic banking

Nordic Banking comprises the Retail Distribution, Merchant Banking and Financial Services business areas, excluding SEB Kort, which forms a separate unit as from year 2000. This new main group reported a combined total result of SEK 4,644 M for 1999. Income rose by 1 per cent. The net increase in costs was 5 per cent, of which staff costs, net, were 12 per cent. The average number of staff was approximately 6,500.

Asset Management and Life

This main group comprises the Asset Management and SEB Trygg Liv business areas, which together reported a total result of SEK 2,597 M for 1999. Income, including changes in surplus values, increased by 43 per cent. The net increase in costs was 30 per cent, of which staff costs, net, increased by 45 per cent. The average number of staff during the year was 1,800.

Other activities

The combined total result of Enskilda Securities, SEB Kort and the Baltic was SEK 1,147 M. The increase in income was 60 per cent, while the net increase in costs was 48 per cent, which includes staff cost increases of 72 per cent, net.

Nordic Banking

SEK M	1999	1998	Change per cent
Net interest income	7,127	7,070	1
Net commission income	2,958	2,660	11
Net result financial items	1,049	1,394	-25
Other income	498	426	17
Total income	**11,632**	**11,550**	**1**
Staff costs	-3,956	-3,457	14
Other costs	-3,609	-3,634	-1
Depreciation	-136	-116	17
Pension provision	459	328	40
Total costs	**-7,242**	**-6,879**	**5**
Result before lending losses	**4,390**	**4,671**	**-6**
Lending losses	254	-2,207	
Total result	**4,644**	**2,464**	**88**
Income/Cost ratio	1.61	1.68	
Cost/Income ratio	0.62	0.60	

Asset Management & Life

SEK M	1999	1998	Change per cent
Net interest income	315	307	3
Net commission income	2,669	2,001	33
Net result financial items	81	64	27
Other income	1,154	871	32
Change in surplus values	1,502	752	100
Total income	**5,721**	**3,995**	**43**
Staff costs	-1,547	-1,040	49
Other costs	-1,572	-1,317	19
Depreciation	-92	-80	15
Pension provision	88	37	138
Total costs	**-3,123**	**-2,400**	**30**
Result before lending losses	**2,598**	**1,595**	**63**
Lending losses	-1	0	85
Total result	**2,597**	**1,595**	**63**
Income/Cost ratio	1.83	1.66	
Cost/Income ratio	0.55	0.60	

Enskilda Securities, SEB Kort and the Baltic

SEK M	1999	1998	Change per cent
Net interest income	285	86	231
Net commission income	2,853	2,246	27
Net result financial items	571	84	580
Other income	405	161	152
Total income	**4,114**	**2,577**	**60**
Staff costs	-1,695	-986	72
Other costs	-1,068	-914	17
Depreciation	-138	-62	123
Pension provision	34	22	55
Total costs	**-2,867**	**-1,940**	**48**
Result before lending losses	**1,247**	**637**	**96**
Lending losses	-100	-54	
Total result	**1,147**	**583**	**97**
Income/Cost ratio	1.43	1.33	
Cost/Income ratio	0.70	0.75	

The group Other activities also includes SEB Internet and SEB IT; these units are not included in the above table.

Retail Distribution

The increased use of the Internet has created opportunities for reducing the number of branch offices, thus releasing resources for investments in rapidly growing regions.

The Retail Distribution business area is responsible for sales of, and advisory services with respect to financial services to approximately 1.3 million private individuals and 120,000 small and medium-sized companies, including organisations in the public sector. Retail Distribution includes most of the channels that SEB's customers use for their banking transactions: The branch office business, telephone banking, automatic machines and a close co-operation with SEB Internet, the domestic income/costs of which essentially are reported in Retail Distribution. It also comprises development and product responsibility for products in the field of savings, loans, including housing loans, and payments.



Business area head
Fleming Carlborg

Retail Distribution was reported as part of the then existing Retail business area in the 1998 fiscal year.

Distribution of income, SEK M

Lending, incl. BoLån	2,143
Securities, incl. insurance	878
Payments	674
Deposits	1,234
Other	431

	1999	1998
Percentage of SEB's total income, %	25	29
Percentage of SEB's total result, %	20	25
Percentage of SEB's staff, %	30	34

Profit and loss account, SEK M

	1999	1998
Net interest income	3,478	3,623
Net commission income	1,443	1,318
Other income	439	417
Total income	**5,360**	**5,358**
Staff costs	-2,059	-1,866
Other costs	-2,016	-2,036
Total costs	**-4,075**	**-3,902**
Lending losses	-142	-171
Operating result	**1,143**	**1,285**
Pension provision	338	246
Total result	**1,481**	**1,531**

	1999	1998
Income/cost ratio before lending losses	1.43	1.47
Allocated capital, SEK M	7,100	7,100
Return, %	15.0	15.5
Number of employees, (average)	4,242	4,485
Deposit volume, SEK billion	89.3	88.7
Lending volume, SEK billion	61.4	56.6

Market

As in previous years, 1999 was characterised by continued competition in the financial market from both traditional competitors and new players, both new banks and companies outside the financial sector, Swedish as well as international. All the same, SEB's market shares in the corporate market have increased slightly, while they have remained stable in the private market. In the housing loan market, however, SEB has increased its market share during the year to 12.3 per cent (11.7 per cent).

During the past year, the use of the Internet by SEB's customers has grown so strongly, while manual transactions have decreased, that there are good prospects for a considerable reduction in the number of branch offices during 2000.

Important events during 1999

In the autumn of 1999 Retail Distribution introduced a new business model to the effect that the organisation has been concentrated on the following main areas: Sales, Business support and production and Business development. The starting point was both to put business in focus and to improve operational efficiency. For SEB BoLån (Mortgage unit), for example, this has meant that all production has been co-ordinated with the remaining back-office activities, while product development has been integrated with all other business development. This change has resulted in direct savings corresponding to 200 positions during 1999 and 2000.

In various ways SEB has focused on competence in the field of securities and savings/investments during the year, not least at the branch offices. This ambition permeates the advertising activities designed to support the trademark under the heading "Are you well positioned?" – which has been the consistent theme of the market communications of the Bank since the autumn of 1999. Equity traders have been placed in several of the branch offices in order to be more accessible on a local basis. In the spring of 1999, a new deposit service was introduced, at a lower price and with uniform pricing.

Since a couple of years, the Bank's 260 branch offices are organised in 35 districts. Within each district, competence and resources are concentrated in one of the major branch offices, a local "centre of competence", from which the activities of the surrounding branch offices are supported. These offices may be both of the traditional type and various types of modern sales, service or advisory offices.

During 1999, several telephone activities within SEB were assembled in SEB's Telephone Bank, formerly Sesam, Customer service by telephone and the audio response unit

Bank by Telephone. SEB's Telephone Bank has been open around the clock ever since it was started in 1995.

E-giro, which was launched during autumn, is one way of simplifying the day-to-day finances of private individuals and to rationalise the invoice handling of companies. E-giro is directed at both companies with numerous and regular invoices, such as telecommunication, petrol and electricity companies and to private individuals who wish to manage their payments in a simple and safe way via the Internet.

The private and corporate advisers of the branch offices can be reached between 9 a.m. and 5 p.m. Accessibility is of crucial importance for other channels as well. In the area of automatic machines, SEB has during all of 1999 worked in order to raise the quality and accessibility in various ways. During the year, the degree of accessibility in SEB's approximately 450 withdrawal machines increased from 91.8 to 93.3 per cent. The target is 95 per cent.

The Internet is of course an important part as regards improved accessibility in order to make it simpler for customers to do their business transactions.

Number of payments


25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
97
98
99
Over the counter
Via the Internet
Via Payment service
and corporate giro

Result

The total result amounted to SEK 1,481 M, a decrease of 3 per cent compared with 1998. Income remained unchanged. Net interest earnings dropped mainly following lower margins and lower interest compensation for pre-paid mortgage loans. The decline was offset by improved commission income from securities, insurance and payments. Costs rose due to higher staff costs, contractual effects, a higher profit share and continued investments in the Internet. Return on allocated capital was 15.0 per cent.

In total, the number of employees within Retail Distribution dropped by 243 during the year, mainly due to increased use of the Internet channel, but also as a result of internal rationalisation through the use of modern IT within production and back-office units.

Prospects for the future

It is not only customers' opportunities to do their banking transactions cheaper and at their discretion that increase through the gradual increase in the use of automatic and self-services, primarily via the Internet; the staff of the branch offices also get more time for advanced advisory services.

To increase the pace of development of this process, all SEB's branch offices are undergoing a "certification", which is a comprehensive programme of change for the purpose of reducing administration, increasing the share of advisory services, sales and customer satisfaction. This furthermore includes a new way of working, with customers being met in the entrance hall by staff, ready to assist with fast issues and automatic services and to guide customers to the right people at the office.

The most important change results from the development of SEB's Internet Bank. During 1999, the number of business transactions via the Internet has become obvious; today, for example, half of all private payments and one fourth of private individuals' securities transactions are carried out via the Internet. Even though the development of the Internet services has meant a greater number of transactions and other issues, the load on the branch offices has become noticeably lighter.

During the current year, some 50 branch offices will therefore be closed both in order to adapt to the reduced number of manual transactions and to release resources for aggressive investments in the corporate market in regions characterised by high growth. In total, 280 employees will be affected by this decision.

Financial Services

Good results for the various units of Financial Services gave a return on equity of close to 60 per cent.

During 1999, the Financial Services business area comprised SEB Kort, SEB Finans, SEB Securities Services and SEB Företagsinvest.

In 1998 this business area formed part of the Reatil business area.

* During 1999.



Business area head *
Monica Caneman

	1999	1998
Percentage of SEB's total income, %	13	13
Percentage of SEB's total result, %	14	17
Percentage of SEB's staff, %	8	7

Profit and loss account, SEK M

Net interest income	735	654
Net commission income	1,803	1,679
Other income	149	111
Total income	**2,687**	**2,444**
Staff costs	-615	-547
Other costs	-944	-871
Total costs	**-1,559**	**-1,418**
Lending losses	-100	-51
Operating result	**1,028**	**975**
Pension provision	50	32
Total result	**1,078**	**1,007**

Income/cost ratio before lending losses	1.78	1.76
Allocated capital, SEK M	1,300	1,300
Return, %	59.7	55.8
Number of employees, (average)	1,080	1,026


Card volumes
Millions of cards
SEK, billion
2.5
150
2.0
120
1.5
90
1.0
60
0.5
30
0.0
0
97
98
99
No. of cards
Card turnover
Custody account volumes
SEK, billion
2,500
2,000
1,500
1,000
500
0
97
98
99
SEB Securities Services' volumes under management

SEB Kort

SEB Kort has 2.3 million credit and charge card customers and redemption agreements with 155,000 shops in the real world and on the Internet. Known trademarks included in the assortment of products are Eurocard and Diners Club. During 1999, turnover increased by 10 per cent, to a total of SEK 113 billion.

During 1999, several new cards were presented, which all attracted great attention; the credit card Wallet in Sweden, Globe Card Platinum in Denmark and the exclusive World Signia card, which was developed for SEB Enskilda Banken's most important clients in Sweden and Norway.

SEB Kort will make additional investments in Internet-related services during 2000 such as:

- Payment with the help of account cards via the Internet. SEB Kort can offer safe card payments already today, with and without SET, and product development in this respect will continue during 2000.
- Further development of products for the corporate market to simplify electronic trading between companies and travel administration.

It is planned that SEB Kort will be incorporated during the first half of 2000.

SEB Finans

SEB Finans sells, manages and develops investment and operating credits in the form of leasing, instalment and factoring to companies and selected parts of the public sector.

Its car financing services are directed at both companies and private individuals. The sales are carried out through SEB Finans' own salesforce, the branch offices of the Bank, in co-operation with Merchant Banking and through resellers and other co-operation partners.

SEB Finans asserted itself well in the market during 1999, with an increase of a little over 13 per cent in lending volume and an improvement of 22 per cent of the result.

During 1999, SEB Finans started activities in Finland and Denmark. Effective 1 January, 2000 the company has taken over responsibility for all leasing products within the SEB Group, excluding BfG and the Baltic.

A strong increase in Swedish car sales and a fleet product that was introduced in the autumn have contributed to the expansion of SEB Finans in the area of car financing. The company's Internet investment has proved particularly suited as a sales channel for car financing. During 2000, the Internet will be developed for leasing and factoring sales.

SEB Securities Services

SEB Securities Services, which manages and keeps in custody securities in 60 countries, continued to grow in 1999. At year-end, the total custodial value amounted to SEK 2,211 billion (from Nordic and international customers). The daily transaction volume increased by 44 per cent. This unit is the market leader in the region, with market shares of between 30 and 75 per cent, depending upon customer segment. Securities Services is also responsible for securities loans, the volumes of which continued to grow. During the year, Securities Services started business activities in Helsinki, Oslo and Copenhagen and formed strategic alliances with Eesti Ühispank, Latvijas Unibanka and Vilniaus Bankas.

SEB Företagsinvest

During 1999, the possible scope of investment of SEB Företagsinvest, the Group's unit for venture capital investments, was increased from SEK 200 M to SEK 500 M, of which a little over SEK 230 M had been used at the end of the year.

At year-end, the portfolio contained investments in 16 companies. Four companies were sold during the year: Brindfors Design, Epigress, Metget and RS Innovation, while twelve new ones were added, including, Personal Chemistry, formerly Labwell (microwave technology), Bluetail (software products for Internet operators), Pyrosequencing (DNA sequentialisation for the pharmaceutical industry), Mamma Mia (ABBA musical in London).

Result

Particularly SEB Finans reported a strong result development, or + 22 per cent. The total result increased by 7 per cent, to SEK 1,078 M. Return on allocated capital, SEK 1,300 M, remained high at 59.7 per cent.

Merchant Banking

In 1999, the Merchant Banking business area accounted for one third of the Group's total result. It continued its risk reduction work and to rationalise the use of capital.

In addition to Sweden, Merchant Banking operates in 14 countries and is organised in six business units.



Business area head
Annika Bolin

- *Trading* (trading in currencies, interest-bearing instruments, derivatives and futures).
- *Debt Capital Markets* (advisory services, brokerage and research within capital and debt markets).
- *Treasury Operations & Proprietary Trading* (cash and liquidity portfolio, proprietary currency and interest trading).
- *Corporate Banking* (overall responsibility for large corporate customers, financial institutions and international banks; Commercial Banking/cash management services, payments and trade finance).
- *Project & Structured Finance* (export and project finance, shipping and corporate finance in connection with acquisitions).
- *Securities Finance* (securities-related financing solutions aimed at mutual fund managers, investment banks and brokerage firms).

Distribution of income, SEK M

Financing	1,813	(1,736)
Trading	1,327	(1,327)
Cash Management	844	(836)
Proprietary trading	840	(1,086)
Other	90	(3)

	1999	1998
Percentage of SEB's total income, %	23	27
Percentage of SEB's total result, %	33	5
Percentage of SEB's employees, %	12	12

Profit and loss account, SEK M

	1999	1998
Net interest income	3,066	2,908
Net commission income	832	739
Other income	1,016	1,341
Total income	**4,914**	**4,988**
Staff costs	-1,596	-1,343
Other costs	-1,394	-1,415
Total costs	**-2,990**	**-2,758**
Lending losses	441	-2,010
Operating result	**2,365**	**220**
Pension provision	105	71
Total result	**2,470**	**291**

	1999	1998
Income/cost ratio (before lending losses)	1.70	1.86
Allocated capital, SEK M	9,500	10,400
Return on equity, %	18.7	2.0
Average number of employees	1,653	1,700

Market

The world around Merchant Banking is characterised by a very high pace of change and competition, which places great demands on both high flexibility and clearly focused resources. An embryo of a pan-European capital market was created. Reduced business opportunities following lower interest rate differences between countries and the absence of currency risks within Europe led to an increased focus on credit-related investments among institutional investors. The borrowers, on the other hand, looked for alternative borrowing opportunities outside the banking system, due to the banks' increased focus on capital use and their reduced interest in lending as a result of higher yield requirements.

The introduction of the euro and the internationalisation of the traditional Swedish customer base pose high demands for product development within payments and cash management and for complex, customised financing solutions. The importance of keeping and recruiting highly qualified staff is growing.

IT development continued to influence customers' ways of working and needs, primarily as regards Internet-based products and services.

Merchant Banking sees great opportunities in these external changes. Centralisation and globalisation of support functions, a more rational use of the international network and a systematic thinking in terms of processes will release resources that are reinvested in growth areas, such as securities financing, structured finance, capital markets and the Internet.

Trading

In terms of results, 1999 was a satisfactory year, with high market shares maintained and increased earnings. The introduction of the euro led to a certain business reduction in Helsinki, London and New York.

The Danish business, which was started in 1997, continued to develop positively and SEB is now one of the largest players in the Danish bond market. Also in Norway, SEB is one of the major players. The Nordic activities showed satisfactory profitability.

Customer-related earnings continued to increase, while the risk level has been gradually reduced since 1998. Financial institutions and small/medium-sized companies represent growing customer segments.

Marketing and development of the Internet-based currency and interest rate trading service, *Trading Station*, continued. Today, Trading Station is the market-leading portal for professional financial trading in the Nordic area, with more than 900 customers and 1,500 users. In May, 1999 Trading Station

was recognised as the world's third-best system for Internet-based currency trading by the magazine Euromoney. In January, 2000 19 per cent of SEB's currency transactions with customers was carried out via Trading Station.

Product development and preparation work in connection with Sweden's possible entry into the EMU continue. As from 1999, the Bank offers euro-denominated securities and this product area will be further broadened in the years to come.

SEB was ranked among the 15 best foreign exchange banks in the world in a survey made by Euromoney and as the best foreign exchange bank as regards Swedish kronor, both by Euromoney and Corporate Finance Magazine.

Debt Capital Markets

1999 was a year with high growth and satisfactory profitability/result both in the capital market/credit research areas and within structured finance/equity bonds.

The combination of growth in the European capital market and increasing demand for more complex, tailor-made financing arrangements led to increased earnings.

Nordic borrowers represented the core of the advisory and financing activities. The following sectors belong to Merchant Banking's target groups: Telecommunications, power, vehicles, properties, forest, financial institutions and municipalities.

As a result of increased focus on advisory services and research, Merchant Banking was the leading Nordic player in the field of corporate bonds in 1999. In Sweden, Merchant Banking's share of negotiated corporate bonds was about 50 per cent.

Structured property financing, including syndicated loans, mezzanine loans and securitisation, represented an important and profitable area during 1999.

Structured Bonds and equity bonds in particular developed strongly during 1999, an area that is expected to show continued growth this year.

Treasury Operations & Proprietary Trading

Treasury Operations' result was very satisfactory. Despite interest turbulence in the spring and markets that were hard to analyse, SEB's liquid funds were successfully managed.

During 1999, risks within Proprietary Trading have been reduced by 40 per cent. Merchant Banking has ceased to trade for its own account in New York and London in order to reduce the use of capital and result volatility, in line with the Bank's strategy. Proprietary trading is now carried out in Stockholm and Helsinki. The result reported by Proprietary Trading was not satisfactory.

Corporate Banking

1999 was characterised by large companies' adjustment to new ownership conditions and to the euro. SEB asserted itself well, in tough international competition, as regards the procurement of euro-adapted cash management products. Several euro cash pool agreements were signed, for example with Volvo and Alfa Laval.

During the year, Merchant Banking has successfully developed business relations with a number of customers that have got new owners. One of the foremost examples of this was the appointment of SEB as one of the Ford Group's global relationship banks, after Volvo's sale of its passenger car business to Ford.

Commercial Banking has developed and launched several Internet-related, cutting-edge products during the year, in co-operation with customers:

- WebForecast, an Intranet tool helping customers with liquidity planning.
- E-giro, an improved payment procedure via the Internet.
- E-power of attorney, to be launched in early 2000, helps corporate customers to gain better control of their account mandates via the Internet.
- SEB Trade Finance, a web application used for import and export letters of credit, guarantees and direct collection.

Project & Structured Finance

The *Acquisition Finance* unit experienced an intensive 1999, with a loan volume equivalent to more than EUR 550 M. This unit led or co-led 13 transactions, of which six in Sweden, five in Great Britain and one each in Norway and Finland.

Acquisition Finance arranged the largest so-called mezzanine loan in Europe for NOK 1 billion and a total of three other mezzanine loans during 1999.

SEB's *shipping* activities are mainly carried out in Sweden and Norway. The focus is chiefly on financing and advisory services to the shipbuilding and shipping business.

Export & Project Finance is responsible for SEB's products within project and export finance for large customers. To meet the increased demand for project finance and other forms of sales-supporting finance, Export & Project Finance has increased its mandate during 1999, focusing on expansion within the OECD markets.

In late 1999, a syndicated refinancing loan of USD 536 M was arranged for Ericsson Project Finance AB. This seven-year loan was issued in four different currencies, with 11 tranches. The loan was structured with the help of various risk-distributing techniques to achieve a well-balanced credit.

During 2000, Merchant Banking aims at continued expansion, mainly within telecommunications, in which field financing is required for such areas as broadband and Internet-carried voice communication.

Securities Finance

Securities Finance, which was established in early 1999, is one of Merchant Banking's fastest-growing areas. To a large extent, growth is driven by increasing volumes within asset management.

Securities Finance offers a broad range of financing services for different types of institutions and has also the overall customer responsibility for brokerage firms, investment banks and asset managers.

Result

The total result increased to SEK 2,470 M (SEK 291 M). Return on equity was 18.7 per cent. During the year, allocated capital was reduced, from SEK 10,400 M to SEK 9,500 M. The percentage of earnings from customer-related services increased to 83 per cent of total income.

Asset Management

Rising stock prices in combination with increased activities and acquisitions led to a strong increase in income for Asset Management. At the same time, however, costs rose following investments outside Sweden and higher performance-related salaries.

Asset Management consists mainly of three parts:

- *Institutional management in the Nordic* area of the collected assets of the Group's mutual fund and life insurance activities, commissioning agreements for account of the Danish Codan group and a considerable amount of other external clients. This business totalled close to SEK 550 billion in 1999.
- *Mutual fund activities*, i.e. marketing and sales of mutual funds.
- *Private banking*, i.e. management and advice to private individuals, companies (regarding excess liquidity) and foundations. In Sweden, the private bank SEB Enskilda Banken has 20 own offices and approximately 40,000 customers with major investable assets. Similar activities are carried out in SEB Private Bank in Luxembourg and London, SEB Asset Management in Copenhagen and Oslo and Gyllenberg in Finland.

Business area head*
Lars Lundqvist

Asset Management's savings products are also offered through the various channels of distribution of the Group: the Internet, branch offices, the telephone, through sales-force and call centres. The possibility of gathering and distributing assets via SEB's multi-channel system is an important feature of Asset Management's strategy.

Asset Management's investment philosophy is to offer, through active asset management, a long-term return in excess of relevant comparison indices.

*During 1999

	1999	1998
Percentage of SEB's total income, %	14	13
Percentage of SEB's total result, %	16	17
Percentage of SEB's staff, %	8	6

Profit and loss account, SEK M

Net interest income	283	265
Net commission income	2,642	1,999
Other income	110	85
Total income	**3,035**	**2,349**
Staff costs	-1,070	-686
Other costs	-841	-680
Total costs	**-1,911**	**-1,366**
Lending losses	-1	-
Operating result	**1,123**	**983**
Pension provision	88	36
Total result	**1,211**	**1,019**

Income/cost ratio before lending losses	1.66	1.77
Allocated capital, SEK M	3,750	3,750
Return, %	23.3	19.6
Number of employees, (average)	1,066	860

Market

1999 turned out to be a considerably better stock market year than expected. World index rose by a full 31 per cent, in spite of a relatively strong upturn in long-term interest rates. Behind the strong stock market development was a continued excellent business cycle, with the U.S. economy, in particular, developing stronger than expected. In line with the improved economy, profit development in the companies has been very strong. The high expectations as regards corporate profits have been fulfilled and even surpassed in many cases. Most stock markets saw continued strong inflows, due to continued deregulation on the pension side and a sharply increased interest in mutual fund savings.

The best performance was shown by the Japanese and Asian stock markets, where prices rose by 71 per cent and 67 per cent, respectively. In Japan, this meant that the downward trend that has persisted for ten years most likely was broken. The big U.S. and European stock markets developed slightly worse than world index, with price increases of 26 and 19 per cent, respectively. In the Nordic countries, particularly Sweden and Finland had strong stock market upswings, mainly due to the sharp upturn in prices for Ericsson and Nokia.

Important events in 1999

For Asset Management, the purchase of BfG meant good opportunities to establish itself in the German market with asset management services and investment products.

SEB Enskilda Banken increased its level of activities and many customers saw good value growth. The influx of clients was good and 75 per cent came from the external market. The name change to SEB Enskilda Banken (from SEB Kapitalförvaltning) was positively received by both customers and staff. In co-operation with the Stockholm School of Economics, Sweden's first Private Banking training was started for the employees of Enskilda Banken. The technological drive among customers has turned out well. Several customers have started to use SMS messages actively for their business communications as well as a WAP telephone application.

In early 1999, *SEB Asset Management Denmark* was established. At year-end, SEB was the third-largest asset manager in the Danish market, with SEK 72 billion in funds under management. This was achieved with the help of SEB's acquisition of Codan Bank in September. In addition to the customer base and asset management volume that were added through Codan Bank, SEB took over the management of the Codan Group's non-life and life insurance products, according to the agreement.

Toward the end of 1999, *SEB Private Bank in London* was established for the purpose of offering the more than 80,000

Scandinavians residing in England qualified international asset management. The reception was good.

A common Investment Management organisation for the whole Nordic area was established. In addition, the Nordic and European asset managers were placed together, mainly in London. These changes were made for the purpose of reaching the goal of becoming a leading asset manager of European equities within a three-year period.

At the beginning of 2000, SEB became GIPS verified thanks to the work carried out by SEB Institutional Management during 1999. GIPS (Global Investment Performance Standards) is a world standard for how asset managers should calculate and present yield series. GIPS is therefore a quality guarantee, allowing clients a better insight into how their assets are managed, and a guarantee for avoiding special treatment of a few selected clients. At year-end 1999, 200 assignments corresponding to approximately SEK 380 billion of the discretionary managed volume had been verified by an external party according to the so-called GIPS methodology.

Number of asset managers/places of location

	Equity management		Interest management		
Place of location	Asset managers	Analysts	Asset managers	Analysts	Property-management
Stockholm	16	12	10	2	45
Oslo	1	1	1		
Copenhagen			3		
Helsinki	4	2	2		
London	9	7			
New York/Stamford	6	3	3	1	
Hong Kong	3	2			
Tokyo	1	1			
Total	**40**	**28**	**19**	**3**	**45**

In the summer of 1999 S-E-Banken's and Trygg-Hansa's overlapping mutual funds were merged. During the year, several new funds were introduced, including the Hedge fund and the Internet fund.

Many of SEB's mutual funds have developed very well over the years. The survey of mutual fund management in Sweden, made by the newspaper "Expressen" in early 2000, showed that SEB was responsible for nine out of the twenty best mutual funds during the 1990s. Business Week appointed SEB Fund Technology and SEB Lux Equity Fund – North America as two of the world's 25 best mutual funds.

Busines/volumes

Asset Management is the largest private asset manager in the Nordic region, with SEK 702 billion in funds under management at year-end 1999. The geographical distribution of these funds by product was as follows:

SEK billion

	Funds	Life	Companies & institutions	Private	Total
Sweden	190	170	121	68	549
Finland	9		28	4	41
Norway	2		3		5
Denmark	2	58	10	2	72
Luxembourg	3			22	25
England				1	1
Switzerland			2		2
Poland	0				0
U.S.A	1		13		14
- Eliminations	-7				-7
Total	**200**	**228**	**177**	**97**	**702**

During 1999, the net inflow to the mutual fund companies in Sweden amounted to SEK 58 billion, of which SEB accounted for a little over SEK 8 billion, or 14 per cent. Its share of the outstanding volume of managed funds in the Swedish market was 22.2 per cent at year-end 1999. SEB's share of total household savings in Sweden was 21.5 per cent.

Result

Asset Management's income rose by 29 per cent, following rising stock market prices and increased activities and acquisitions. Costs increased by 40 per cent, mainly due to the acquisition of ABB Investment Management in the autumn of 1998 and investments in Denmark and England. Rising bonus-related compensation due to increased activity and improved result also contributed to the increase in costs.

The total result increased by 19 per cent, to SEK 1,211 M, which corresponded to a return of 23.3 per cent. Asset Management's compensation for distribution costs to Retail Distribution and SEB Trygg Life, respectively, amounted to SEK 351 M and SEK 444 M, respectively.

Managed volume, SEK billion


Portfolio mangement 332
Mutual funds, excl. unit-linked insurance 143
SEB Trygg Liv, incl. unit-linked insurance 227

SEB Trygg Liv

Due to good sales trends and high growth in assets under management, SEB Trygg Liv's result for 1999 more than doubled.

SEB Trygg Liv is responsible for the Group's development and sales of life insurance products. The company offers a complete assortment of products in the field of security for private individuals and companies such as pension insurance, retirement insurance, various types of supplementary pension insurance according to collective agreements, health insurance, nursing care insurance and rehabilitation insurance. The company furthermore offers various types of endowment assurance and is responsible for the savings product IPS (Individual Pension Savings).



Business area head
Anders Mossberg

Within SEB Trygg Live there are companies for both unit-linked and traditional insurance, which together have approximately one million customers.

	1999	1998
Percentage of SEB's total income, %	13	10
Percentage of SEB's total result, %	18	9
Percentage of SEB's employees, %	5	5
Profit and loss account, SEK M		
Commissioning agreements, traditional life insurance	338	341
Unit-linked insurance	746	577
Risk operations and other	100	122
Income	**1,184**	**1,040**
Operating expenses	-1,387	-1,279
Deferred acquisition costs	248	278
Goodwill and other	-161	-216
Costs	**-1,300**	**-1,217**
Operating result	**-116**	**-177**
Change in surplus values [1]	1,502	752
Total result	**1,386**	**575**
Income/cost ratio [2]	2.07	1.47
Allocated capital, SEK M	3,250	3,250
Return, % [3]	30.7	12.7
Average number of employees	743	705
Volumes, SEK M		
Sales	8,847	7,253
Premiums earned	15,100	12,563
Assets under management, SEK M		
Traditional life insurance	172,572	152,869
Unit-linked insurance	57,851	37,065
	230,423	**189,934**

1) Surplus values in life insurance operations are defined as the present value of future gains from existing insurance contracts.
2) Total income, i.e. Income including change in surplus values
3) Return on allocated capital after standard tax

For the calculation of surplus values, see Note 57 on page 93.

Market

The Swedish market for individual life insurance showed very rapid growth, 45 per cent. New premiums under individual insurance schemes totalled SEK 38,420 M (SEK 26,501 M).

In nominal terms, new premiums under unit-linked insurance increased by 41 per cent. The corresponding figure for traditional life insurance was 53 per cent. Unit-linked insurance represented 68 per cent of the Swedish insurance market.

Endowment assurance increased by 43 per cent, pension insurance by 1 per cent and retirement insurance by 71 per cent.

SEB Trygg Liv increased its new premiums in the Swedish market by 28 per cent, to SEK 6,908 M (SEK 5,410 M). Unit-linked insurance increased by 33 per cent and traditional insurance by 3 per cent.

Market share, individual insurance[1] 1999


SEB Trygg Liv 19.9%
MeritaNordbanken 5.7%
SHB 10.7%
SPP 7.4%
Sparfond 16.7%
Skandia 20.0%
LF 9.7%
Folksam 8.6%
Other 1.3%

1) Single-payment premiums plus ten times current premiums.

Important events during 1999

In October, 1999 SEB sold the non-life insurance business to the Danish company Codan. In connection with this sale SEB Trygg Liv acquired 49 per cent of Codan Link. On 1 January 2000, the company started to sell unit-linked insurance in Denmark.

Sales from the branch office in Oslo were expanded to include Bergen and Stavanger and an own sales-force was created. Also in Finland, the build-up of an own sales organisation was started. Distribution in Finland also goes via brokers and an own agent.

SEB's acquisition of the German bank BfG provided SEB Trygg Liv with an expanded distribution network and increased opportunities for its products in Germany.

When the non-life insurance operations were sold, it became more important to give a clearer profile to SEB Trygg Liv's life insurance activities. During 1999, sales and marketing campaigns for the main purpose of strengthening the

trademark of SEB Trygg Liv were therefore carried out.

Portfolio Bond, an endowment assurance, was launched during the year, attracting great interest.

A development company was started during the year together with Bure and Peab for the purpose of strengthening SEB Trygg Liv's activities in the welfare area by offering policyholders housing for senior people, with individually adapted service and care.

Result and business volumes

The total result increased by 141 per cent, to SEK 1,386 M (SEK 575 M). The operating result improved by 35 per cent, to SEK -116 M (SEK -177 M). The result was due to very good sales and good growth in assets under management.

SEB Trygg Liv's premium income totalled SEK 15,100 M (SEK 12,563 M), which meant an increase of 20 per cent. Unit-linked insurance accounted for 32 per cent of the increase and traditional insurance for 3 per cent.

Income rose by 14 per cent and reported costs increased by 7 per cent.

Return on allocated capital, including attributable goodwill, SEK 3,250 M, was 30.7 per cent (12.7 per cent) after standard tax.

Future prospects

The prospects for the life insurance business for the next few years are considered as very good. The good earning capacity of Swedish companies provide increased scope for insurance schemes paid for by companies. Private individuals' growing interest in investments in the capital market offer a potential in the private market. The same is true for the effects of the new pension system and the cut-downs in the public compensation system, which mean that private individuals will have to assume increased responsibility. SEB Trygg Liv's role is to offer security in the form of attractive insurance solutions.

Enskilda Securities

A large number of corporate transactions and a lively stock market had a positive impact on SEB's investment bank, which more than doubled its result.

Enskilda Securities, a subsidiary of SEB, is an independent investment bank with its own product and marketing responsibility for services in the area of financial advice, equity trading and equity research. Enskilda Securities is one of the leading investment banks within corporate finance, equity trading and equity research as regards Nordic-related business.



Business area head
Per-Anders Ovin

Enskilda Securities consists of Corporate Finance, Equities and Capital Management. It also includes Enskilda Law that offers legal advice, particularly as regards corporate finance transactions.

The goal of Enskilda Securities is to be a leading European niche investment bank, based upon absolute leadership in the Nordic region. Enskilda Securities is represented in Stockholm, London, Helsinki, Copenhagen, Oslo, New York and Moscow. Through Equities, it also has a presence in Paris and Frankfurt. On an international scale, Corporate Finance co-operates with the U.S. investment bank Blackstone Limited Partnership and the German investment bank Drueker & Co.

In January, 2000 Enskilda Securities signed an agreement with Orkla Finans ASA regarding the acquisition of Orkla Finans (Fondsmegling) in Norway. Payment is made in the form of newly issued shares. Through this acquisition, the largest Nordic investment bank is created. After the acquisition, Enskilda Securities will be owned to 77.5 per cent by SEB and to 22.5 per cent by Orkla Finans ASA.

	1999	1998
Percentage of SEB's total income, %	11	7
Percentage of SEB's total result, %	8	4
Percentage of SEB's staff, %	3	3

Profit and loss account, SEK M

	1999	1998
Net interest income	-51	-29
Net commission income	1,627	1,170
Other income	703	196
Total income	**2,279**	**1,337**
Staff costs	-1,266	-687
Other costs	-428	-404
Total costs	**-1,694**	**-1,091**
Lending losses	7	-29
Total result	**592**	**217**

	1999	1998
Income/cost ratio before losses	1.35	1.23
Allocated capital, SEK M	650	650
Return, %	65.6	24.0
Number of employees, (average)	420	399

Market

The financial markets were characterised by excellent conditions during 1999, which led to lively activities both on a global basis and in the Nordic area.

Good market conditions made a great number of market introductions possible. Within M&A, in particular, activity was intense and Enskilda Securities participated in several large public transactions. Also in the field of so-called private M&A, where Enskilda Securities acts as adviser to the sellers/ purchasers of unlisted companies or activities, a great number of transactions was carried out. Several of the M&A transactions were made between companies in different countries.

In all the Nordic stock markets, equity trading turnover was higher than in 1998 and rising prices were noted. On the Stockholm Stock Exchange, for example, equities for a little over SEK 2,600 billion were traded, corresponding to more than SEK 10 billion a day. The General Index rose by more than 66 per cent.

It is mainly the Nordic investment banks and, to an ever increasing extent, the large U.S. and European investment banks that account for competition in the Nordic markets. Furthermore, there is a great number of small and medium-sized local competitors in each individual country.

Activities

Corporate Finance

Corporate Finance provides financial advisory services, mainly within Equity Capital Markets (issues, market introductions, etc.) and within M&A. Enskilda Securities is one of the leading Nordic investment banks within corporate finance.

From the table below it appears that Enskilda Securities was the investment bank that carried out most M&A transactions during 1999, where either the acquiring or acquired party was Nordic. Also measured in terms of total transaction

Mergers and acquisitions in 1999

	Worth in USD M	Number of transactions
Enskilda Securities	66,668	75
Morgan Stanley Dean Witter	65,455	36
Goldman, Sachs & Co	57,947	20
JP Morgan & Co. Inc	29,593	17
ABN AMRO	21,599	42
Deutsche Bank AG	21,231	17
Credit Suisse First Boston	21,027	18
Warburg Dillon Read	19,257	11
Merrill Lynch & Co. Inc	19,202	18
D Carnegie AB	14,899	41

Source: Thomson Financial Securities Data, 17 January 2000

Examples of transactions in which Enskilda Securities participated in 1999

Company	Transaction	Worth
Sweden		
ABB	• Adviser to ABB in connection with introduction of uniform ABB share	SEK 190,000 M
Atlas Copco	• Rights issue with preferential rights	SEK 4,174 M
Checkpoint	• Adviser to American Checkpoint in connection with takeover bid directed to shareholders of German Meto, listed on the Stockholm Stock Exchange. The Blackstone Group acted as advisers to Checkpoint	SEK 2,500 M
A-Com	• Rights issue and sale of existing shares in connection with market introduction of company on Stockholm SE	SEK 566 M
Framtidsfabriken	• Rights issue and sale of existing shares in connection with market introduction of company on Stockholm SE	SEK 435 M
Framtidsfabriken	• Adviser to Framtidsfabriken in connection with the purchase of Wcube, France, Networkers, Denmark and the Swedish companies M.O.R. and Netsolutions.	>SEK 350 M
Finland		
Sponsor Capital	• Adviser to Sponsor Capital in connection with acquisition of Asko Furniture	FIM 340 M
Perlos	• Sale of existing shares in connection with market introduction of company on the Helsinki SE	FIM 238 M
Denmark		
Superfos	• Adviser to Superfos in connection with public takeover bid from British Ashland	DKK 6,200 M
DFDS	• Adviser to DFDS in connection with purchase of Dan Transport	DKK 2,000 M
Norway		
Dyno	• Adviser to Dyno's two prinicpal owners Orkla and Norsk Hydro in connection with sale of Dyno to Industrikapital of Sweden	NOK 5,270 M
Det Norske Veritas	• Adviser to Det Norske Veritas in connection with the purchase of SAQ Kontroll from the Swedish State	SEK 270 M

value, Enskilda Securities was the leading investment bank. Enskila Securities was furthermore the market leader as regards market introductions in the Nordic countries in 1999, both in terms of number of introductions and value.

Internationally, Enskilda Securities was one of the 20 largest investment banks in the area of global M&A during 1999. It was also one of the 10 largest investment banks as regards M&A transactions between different European countries.

Equities

Research-driven brokerage of equities and equity-related instruments is carried out within Equities. Its customer base consists of international clients all over the world. Non-Nordic customers accounted for more than 50 per cent of brokerage commissions.

Equities' 70 analysts monitor approximately 500 European companies, of which a little over 300 are Nordic companies. The objective is to be a full-fledged supplier of corporate analyses. The coverage of European companies is concentrated to a number of select sectors, including telecommunications, technology, engineering and pharmaceuticals as a complement to the Nordic research.

During 1999, Enskilda Securities increased its market share of the Stockholm Stock Exchange, where it was the biggest player, with a market share of 10.3 per cent. For the first time since the early 1990s, Enskilda Securities was appointed the leading securities broker in the annual Prospera survey, in which 80 of Sweden's most important institutional investors rate the Swedish brokerage firms. Also in the other Nordic markets, the company strengthened its position and increased its market shares.

Distribution of income, SEK M



Equities 1,318
Corporate Finance 749
Other 212

Capital Management

Capital Management, which can take its own positions in equities and equity-related instruments within given limits, operates separately from the other parts of Enskilda Securities.

Result

Enskilda Securities' income increased during 1999 by 70 per cent, to SEK 2,279 M. The excellent market conditions during the year made a large number of corporate finance transactions possible, which, together with the increased equity trading volume, had a positive impact on Enskilda Securities.

Costs rose by 55 per cent, to SEK 1,694 M, which is mainly explained by new recruitment and higher bonus-related compensation.

The result of Enskilda Securities for 199 was the best ever, SEK 592 M, which represents more than a doubling compared with 1998. Return on allocated capital, SEK 650 M, was 65.6 per cent.

Prospects for the future

Recent years' developments in the market for financial advisory services, equity trading and equity research, with a continued globalisation and rising volumes, are expected to persist. Competition is expected to intensify further during the coming years, primarily from international players. Increased competition is expected to lead to continued price pressure, primarily within equity trading, which however to some extent is expected to be offset by increasing volumes.

At the beginning of 2000, market conditions have remained good. Both for Corporate Finance and Equities the year has started off very well. Enskilda Securities' positive development in terms of both market position and result is expected to continue during the current year.

The Baltic

In 1999, the Estonian bank Eesti Ühispank and the Latvian bank Latvijas Unibanka were consolidated with SEB and the ownership in Vilniaus Bankas was increased. The profit trend was positive in all three banks.

The Baltic comprises SEB's ownership in three Baltic banks: Eesti Ühispank, Estonia, Latvijas Unibanka, Latvia and Vilniaus Bankas, Lithuania. During 1999, SEB increased its ownership share in all three banks:

- Its holding in Eesti Ühispank was increased from 34 per cent to 50.2 per cent. This bank is consolidated with the SEB Group since 1 October, 1999.
- Its holding in Latvijas Unibanka was increased from 44.3 per cent to 50.5 per cent and the bank was consolidated with SEB as of 1 July, 1999.
- In Vilniaus Bankas the ownership share grew from 35.8 per cent to 40.8 per cent.



Business area head
Mats Kjaer

The total market share (as regards total assets) of the three Baltic banks was a little over 30 per cent at year-end 1999. The most important competitor, Hansapank, had an approximate share of 23 per cent of the whole Baltic market.

	1999
Percentage of SEB's total income for 1999, %	2
Percentage of SEB's total result for 1999, %	2
Percentage of SEB's staff in 1999, %	7 *

* weighted average

Profit and loss account, SEK M

Net interest income	184
Net commission income	106
Other income	216
Total income	**506**
Staff costs	-115
Other costs	-169
Total costs	**-284**
Lending losses	-52
Total result	**170**

Income/cost ratio	1.78
Allocated capital, SEK M	980
Return, %	12.5
Number of employees	3,000 **

** the consolidated banks, January 2000

Profit and loss account, Pro forma all three banks fully consolidated

Income	1,484
Costs	-1,007
Lending losses	-132
Majority interests	-175
Total result	**170**

SEB's co-operation agreements with the Baltic banks meant continued product development, the launching of new services and an increased exchange of experience between the banks and SEB. Several savings and payment products were introduced and the payment traffic for goods and services between the Nordic area and the Baltic was developed.

Eesti Ühispank, Estonia

Eesti Ühispank is the second-largest bank in Estonia, with total assets of EEK 15 billion (a little over SEK 8.5 billion) at the end of 1999. Ühispank is a universal bank, with 82 branch offices and approximately 1,700 employees.

During 1999, the bank has reduced its balance sheet through several sales, e.g. of the Latvian subsidiary bank Saules Bankas.

The result for 1999 was EEK 100.2 M (slightly over SEK 57 M), after tax. The capital adequacy of the Bank was 13.4 per cent at year-end.

Latvijas Unibanka, Latvia

Latvijas Unibanka is the second-largest bank in Latvia, with total assets of LVL 336 M (a little more than SEK 4.7 billion) at year-end 1999. Unibanka is the leading corporate bank. During 1999, it also worked on the further development of its private market activities. Today, the bank has 1,200 employees and 72 branch offices.

During 1999, Latvijas Unibanka has focused on the development of its technical platform. In January, 2000 its Internet bank was started.

The result for 1999 was LVL 10.5 M (SEK 147.4 M), after tax. The capital adequacy of the bank waas 16.5 per cent at year-end.

Vilniaus Bankas, Lithuania

Vilniaus Bankas is the leading corporate bank in Lithuania. After the acquisition of Bankas Hermis in 1999, Vilniaus is also the biggest bank in the country, with combined total assets of approximately LTL 5 billion (slightly over SEK 10.2 billion) at year-end 1999. The new Vilniaus Bankas will have about 1,700 employees and 51 branch offices after the merger work has been completed during the current year. The amalgamated bank has high market shares in Lithuania: 46 per cent of lending, 40 per cent of deposits, 45 per cent of equity trading and 48 per cent of leasing.

The result for 1999 was LTL 74.2 M (SEK 152.8 M), after tax, which was an improvement of 24 per cent, compared with 1998. The capital adequacy of the bank was 12.8 per cent.



VILNIUS

Linas Staniulis (Vilniaus Bankas)

Gintautas Bareika (Vilniaus Bankas)

Robert Schelde, left (Director of Finance Svyturys)
Stephan Treschow, right (Head of Corporate Clients)

Cross-border transaction in every respect

What are the risks, and what complications and pitfalls may be encountered by acquiring a publicly listed company in Lithuania for nearly SEK 500 M, a country in which an entire week's trading on the stock exchange amounts to about one-tenth of the purchase price?

Jesper Bærnholdt, President of Carlsberg Finance A/S and Group Treasurer of Carlsberg A/S, realised he needed good financial advisors with comprehensive knowledge of local conditions and the resources to broker a transaction with many complicated twists and turns. One of the persons he called was Stephan Treschow of Corporate Clients at SEB Denmark.

"We have maintained good relations since Royal Scandinavia, a company owned by Carlsberg, acquired Orrefors Kosta Boda, and our contacts were intensified after we opened our office in Copenhagen," says Stephan Treschow. "This time, Carlsberg was planning an offer to acquire Svyturys, a publicly listed Lithuanian company that owns and operates the country's largest brewery. An agreement had already been reached with shareholders representing 67 per cent of all shares outstanding in the company. We travelled to Lithuania the following day with representatives of Enskilda Securities and Commercial Banking. Our proposal was based on co-operation with our local banks. I served as co-ordinator."

"SEB's control of counterparty risks and the bank's local knowledge and resources as an owner of Vilniaus Bankas, the largest bank in Lithuania, weighed heavy in our selection of SEB," says Jesper Bærnholdt.

"Our involvement in Vilniaus Bankas made Carlsberg feel more secure, both in terms of solutions to cultural, language and currency problems and questions related to share redemption. In fact, SEB had made several acquisitions in Lithuania," Treschow continues.

The result of discussions with SEB was a contract from Carlsberg to implement the transaction in co-operation with Vilniaus Bankas and its investment bank, Vilniaus Securities. The transaction was completed in a program of close co-operation between SEB Baltic Holding, Enskilda Securities, Merchant Banking, SEB Securities Services and Corporate Clients in Copenhagen in a co-ordinating role.

"There was an unusually large number business and product areas involved for a customer outside Sweden, and the acquisition was truly a cross-border transaction in virtually every respect. We were able to co-ordinate a very broad flora of skills and expertise in a single effort," says Treschow.

"The purchase price of 190 M litas (SEK 431 M) was a very substantial amount of money by local standards, and it was important to manage the transaction in a manner that would not shift the entire market's balance," he continues. "We were able to offer a good custodial solution from Enskilda Securities, so that Carlsberg was not subject to exposure without guaranteed access to the shares."

The acquisition of Svyturys was the second largest foreign industrial investment in Lithuania during 1999 and the seventh largest in the country's history. We'll leave it to the readers to guess what beverage was in the glasses that were raised to celebrate completion of the transaction.

SEB Internet

During 2000, the Group will launch a new, pan-European Internet model, starting in Denmark and Germany. The "stretch goal" is to have five million customers by the end of 2004.

SEB Internet comprises SEB Internet Sweden, SEB Internet Pan-Europe, SEB Internet Denmark and SEB Internet Germany and has a total staff of 165. SEB's pan-European Internet model is being developed in Stockholm and London. The intention is to make agreements with players in several European countries in order to get access to attractive customer bases.



Business area head
Johan H. Larson

Today, SEB carries out e-banking in five countries: Sweden, Denmark, Germany, Estonia and Latvia.

In February 2000, the Internet Bank had 380,000 customers in Sweden, of which almost 30,000 were companies. At the same time, Eesti Ühispank had 35,000 and BfG 25,000 Internet bank customers. In Sweden, about 25 per cent of SEB's customers use its Internet Bank, which is one of the highest percentages in the world. During 1999, SEB attracted 140,000 new e-bank customers in Sweden, of which 70,000 in the fourth quarter. During the current year, the number of SEB Internet customers is expected to rise to 500,000.

E-customers in Sweden use the Internet services to an ever increasing extent:

- Customers log on more than one million times a month, which is more than the number of physical branch office visits.
- The number of business transactions increased by 70 per cent during the past year.
- Twenty per cent of the private equity trading transactions goes via the Internet Bank.
- Thirty per cent of the private invoice payments goes via the Internet Bank.
- Sixty per cent of all log-on traffic takes place after 3 p.m., when bank offices are closed.

To emphasise the weight of the Internet drive and increase flexibility, SEB Internet is a separate unit within the Group since summer 1999, when the Internet services for private customers and small companies were moved out from the Retail Distribution business area.

The costs for the Swedish Internet activities, which amounted to close to SEK 300 M in 1999, as well as the corresponding income are reported in the business areas whose customers use the services, primarily Retail Distribution.

Investments in the pan-European Internet bank model totalled a little over SEK 100 M.

Market

Sweden is the best developed Internet bank market in the world. At the same time, the growth potential in Europe is very important. Financial services via the Internet and mobile Internet developments are expected to grow strongly.

Compared with the average American, the average European spends little time on choosing between financial services and products. To a great extent, the European mass market for financial services is untapped. This behaviour will change through the Internet, which will lead to greater diversification and transparency and to cross-border trade. This is also true for Internet brokerage, which is an important part of the new, pan-European Internet bank model.

The pan-European Internet bank model.

In order to expand in this growing market, SEB has developed a pan-European Internet bank model, which is aimed at a business-intensive market segment, with great similarities irrespective of country. The model is launched in a situation and in a market, when most of the competition is one and a half years behind in development.

A wide range of financial services is integrated in the new Internet model, with new types of tools that will make it easier for customers to make decisions and carry out business transactions. Quite simply, SEB wishes to give customers more "power" as regards their own financial situation by providing tools and knowledge that offer a general view and a check on private finances and long-term savings. At the same time, it becomes more pleasant and interesting to manage one's own finances.

The range of services comprises financial products, services and information from external, both financial and non-financial, suppliers. E-commerce is a feature that increases customer value and attraction.

SEB has set a "stretch goal" to have five million e-bank customers by the end of 2004. In a first phase, SEB's pan-European Internet bank model will be launched in Denmark and Germany this year, based upon existing Internet services within Codan Bank and BfG Bank. Furthermore, SEB carries on conversations with a number of possible co-operation partners in other European countries, mainly in Great Britain.

SEB Internet Sweden will gradually integrate parts of the new model.

Profitable and business-intensive customers

SEB's new Internet bank model creates completely new opportunities for attracting new customers and increasing the market share within savings, for example. In addition, increased

cross sales and thus rising income are made possible as a result.

During 1999, the 25 per cent of SEB's customers in Sweden that use the Internet Bank carried out more and completely new types of transactions via the Internet. This means that earnings from e-customers are greater than from other clients. Once the Internet becomes wireless, the development will accelerate even further.

Rapid development of the Internet Bank

To start with, SEB's Internet Bank was a pure channel of distribution for existing products, with possibilities to carry out certain transactions.

In the next phase, activities and transaction volumes intensified concurrently with the broadening of the range of services. At the same time, customers became more demanding. To an increasing extent, SEB's financial marketplace on the web in Sweden also became a portal to e-commerce. Thus, SEB could offer an attractive mix of financial services, products and information, in combination with e-commerce through agreements with external suppliers.

As a result of the new business logic in the pan-European Internet bank model, it will be even easier for customers to have a close relationship with SEB. Interactivity will increase and the Bank will gradually and increasingly become a financial partner to the customer.

The following were the most important steps of development during 1999:

Private Internet Bank

In mid-April, a refined web-place and a new Private Internet Bank were introduced, with a new layout, navigation and information structure and with several new functions. The newly developed functions offer customers the following possibilities

- To make decisions with the help of extensive analyses, news articles and stock prices, with only one minute's delay.
- To apply for insurance policies, loans and other products directly through the Internet Bank.
- To change the distribution of various mutual funds, exchange mutual fund units, make extra payments under unit-linked insurance and IPS (Individual Pension Savings).
- To get immediate assistance and advice from Customer Service, via safe messages
- To build up own bookmarks to facilitate and speed up the use of the Internet Bank.

Corporate Internet Bank

In June, 1999 an upgraded Corporate Internet Bank was started with a series of new services:

- International payments.
- Register of payments.
- Authority for various persons within the company.
- Registration and authorisation powers for two different people within the company.

E-commerce

Via SEB Internet, customers are guided into e-commerce, which is an activity that brings added value for everybody concerned. SEB will increase its earnings through transaction fees and commissions on the products and services sold, the image of the Bank is improved and greater customer satisfaction is achieved. Customers get unique offers, saving time and money in a safe payment environment. The e-trading company gets increased business and a better image through its access to SEB's customer base, which leads to lower marketing costs, for example.

During 1999, the Travel Plaza was launched, offering SEB's Internet customers cheap airline tickets from a number of airline companies with over-capacity. A new version of the Trading Place was started in February, 2000, linked up with some 40 e-trading companies.

During the year, e-giro also became a success in the market, an invoicing and payment service via the Internet. Since November, 1999 Volvo Card and SEB offer customers e-giro payments, thus getting rid of paper invoices.

Web communities

In order to link attractive customers closer to the Bank, SEB has initiated co-operation with SeniorNet, an organisation that promotes the use of Internet among people over the age of 55, and with the Internet portal company Spray, with 800,000 users, mainly young people. Spray's clients have been encouraged through a competition to come up with ideas and suggestions to improve SEB's Internet Bank even further.

Business volumes

The surveys that SEB has made indicate good results in the form of lower transaction costs and twice as high a business volume/activity per Internet Bank customer as for retail clients without an Internet connection. This means that SEB's earnings are 2.5 times higher as regards Internet Bank clients compared with other clients in the retail segment.

In addition to the financial services offered via SEB Internet, the Group provides a broad range of services on the net within various areas. Examples of this are Trading Station (currency and interest trading) within Merchant Banking (see further on page 30).

In France, SEB is a part-owner of the Internet brokerage company Self Trade SA (20.4 per cent of the capital and 34 per cent of the votes). The business concept of Self Trade is to charge a uniform price, regardless of transactions size. This company has shown very rapid growth.

BfG

During 2000, a restructuring of BfG will be carried out, which means sales, cut-downs of central functions and co-ordination with SEB's existing activities in Germany.

BfG, which forms part of the SEB Group since 3 January 2000, is the fifth-largest privately owned bank in Germany, with 177 branch offices and more than 5,000 employees. In recent years, BfG has increasingly invested in savings, asset management and modern banking services for private customers. Its activities also include property financing and services for institutions and companies as well as trading.

At the end of 1999, BfG had a total of one million private customers, 7,000 corporate customers and a market share of 1 per cent.



Head of the main group BfG
Lars Lundquist

Market

After Great Britain, the German savings market is the biggest one in Europe. During the 1990s, the financial assets of German households have increased by approximately 7 per cent per year. However, the German savings market is different from that of Sweden and mainly oriented towards low-risk paper such as Government bonds. Interest in mutual fund savings was aroused only in the 1990s. Still, mutual funds represent only 10 per cent of private savings, compared with 25 to 30 per cent in Sweden. At the same time, growth in Germany is stronger, or about 20 per cent annually. Today, mutual fund savings in Germany amount to 15 per cent of GDP, while the corresponding share is 29 per cent in Sweden and 32 per cent in Great Britain. If the German market were to reach Sweden's percentage level, this would mean a doubling of mutual fund savings in Germany.

Successful investments in savings

BfG's investments in the private market have been very successful and the bank has gained approximately 240,000 new customers since 1996. According to a German survey from late 1999, BfG's services for private customers received the highest ranking in terms of customer satisfaction. In 1999, BfG was also appointed the best advisory bank in Germany by the publication Manager Magazin. A great part of wealthy private customers are served via BfG's 20 investment advice centres throughout Germany.

At 31 December, 1999 BfG managed an asset volume of SEK 110 billion, of which about 80 per cent in mutual funds. The asset management company of the bank has a broad range of mutual funds, aimed at private individuals and institutions. Measured in terms of an increase in assets under management, these funds have shown higher growth than the German funds on average.

Part of BfG's present activities consists of financial services for 7,000 corporate customers. In recent years, BfG has substantially reduced both its activities and risks in the corporate sector. In the future, this business will be focused to an even higher extent on the profitable customers in this area.

Modern channels of distribution

BfG has a complete offer of telephone and online services (PC bank and Internet bank). BfG started its Internet banking activities in the autumn of 1998 and was awarded a prize as the best Internet bank in 1999 (TeleTrust, Germany). In early 2000, BfG had 130,000 customers in its telephone bank and 70,000 online customers.

BfG has a strong sales organisation, which has helped the bank to grow faster than the German market as a whole. SEB will continue to build upon BfG's solid market position through investments in modern savings forms for the same customer segment on the private side as in Sweden and for institutions.

BfG's result

BfG's own accounting is still based upon German principles and has not yet been adapted to the Swedish and international principles that are applicable to the SEB Group. Adjusted by SEB, a comparable result before tax is estimated at EUR 61 M, according to the same model as the one presented in the issue prospectus.

Including non-recurring gains in BfG's own result, the result was EUR 123 M. Pending the acquisition, this result has been charged with restructuring costs of EUR 85 M and with a total of EUR 201 M in estimated allocations to general reserves, etc., in accordance with German accounting rules. After these appropriations, BfG reported a result before tax of EUR -163 M, according to its own accounting principles. In the acquisition analysis, the reported result is treated in such way that part of the difference between the purchase price and shareholders' equity is accounted for already before the acquisition.

The goal is to achieve the same return on BfG's equity as the SEB Group's overall target of 15 per cent as soon as possible.

During the current year, the level of costs shall be reduced through sales, cut-downs of central functions and through a co-ordination with SEB in a number of areas. These measures will lead to a staff reduction over the next two years, corresponding to at least 500 jobs.


BERLIN

Thomas Kronenberger, BfG Stefan Michler, BfG

Stefan Draeger, BfG and Hans Schmidt

The Art of Finding the Right Financial Adviser

"I wanted to buy more DaimlerChrysler, but Stefan stopped me, which was a good thing since that stock has not performed particularly well", says Hans Schmidt, one of BfG's approximately 10,000 asset management clients. Stefan Draeger is his personal adviser at the Weissensee Office in Berlin, one of the 20 investment centres that BfG has started all over Germany since April, 1997.

"We maintain a very active dialogue", says Draeger, "and are in touch at least a couple of times a week. Hans is an interesting client, because he enjoys doing business and he is not risk-averse."

Schmidt, an honoured artist in Berlin, chose BfG after taking stock of the market, requesting offers from three different banks.

"BfG is rather expensive, although everything they offer is very professional. The high level of service makes it worthwhile. I take a long-term perspective for my savings, which makes it extremely important to have a close relationship with my financial adviser", says Schmidt. "I intend to remain a client here for 20 years."

Schmidt's portfolio contains both mutual funds and individual shares. As an Investment Centre client, he receives a fax message, an "Anlage-Flash", every day, with up-to-date information about the market, analyses and recommendations. Once a week, a more comprehensive report is faxed, a MarketFlash, and a printed issue with in-depth analyses, an AnlageFocus, is distributed on a monthly basis. Investment seminars are arranged on a regular basis to help clients form a better basis for their investment decisions.

BfG's own assortment consists of 20 mutual funds, although it also offers external funds from leading managers such as Mercury, Morgan Stanley and Merrill Lynch. BfG's own funds have various levels of risk, but Stefan Michler, Head of BfG Asset Management, prefers to point to the high-risk funds:

"We work actively with trends like the Internet and biotechnology. Today, you sell 'stories', not shares. You must be able to put the investment into a context, which customers can decide upon."

"Asset management could be much more aggressive in Germany", continues Michler. "Young people would react positively to such a development. Right now, we witness the first large generation of Germans that inherit money. What should all the young people do with the money? Here we have a huge growth potential."

Berlin enjoys top priority as a growth market for BfG, which traditionally is strongest in Frankfurt and industrial West Germany.

"We see a tremendously fast growth here right now", says Thomas Kronenberger, Head of BfG's Asset Management in Region East, which includes Berlin. "It is not only due to official Germany's move from Bonn, but also to an inflow of well-to-do people from both Germany and from other countries. And, above all, with Berlin's current dynamic growth, great fortunes will be created here that need active management."

Financial review of the Group

The financial year 1999 – and the early part of 2000 – were characterised by high activity as regards acquisitions and sales.

During the year, Trygg-Hansa Försäkrings AB (non-life insurance) was sold for SEK 4.3 billion to the Danish insurance company Codan Forsikring. At the same time, SEB acquired Codan Bank, 49 per cent of Codan Link and Codan's 15.8 per cent holding in Amagerbanken for a little over SEK 1 billion. The agreement with Codan furthermore covered asset management and co-operation as regards distribution.

At the end of October, SEB signed an agreement to acquire all the shares in the German BfG Bank from Crédit Lyonnais for EUR 1.6 billion, or SEK 13.9 billion. The purchase amount corresponds approximately to 82 per cent of adjusted shareholders' equity in BfG. In other words, the acquisition did not contribute any goodwill for the SEB Group. The difference between adjusted shareholders' equity and the purchase amount has been set off as a reserve for restructuring costs. The acquisition was financed in part with the help of a rights issue of SEK 4.1 billion. BfG Bank is consolidated with the SEB Group since 3 January, 2000.

Total synergetic effects on income and costs are estimated at EUR 80-100 M (SEK 680 M-850 M) annually, which is higher than the calculations presented in the prospectus (EUR 60 M, or SEK 510 M annually). Due to tax losses attributable to BfG, BfG's tax burden will be low during the next few years.

The acquisition is expected to lead to a marginal increase in earnings per share for the year 2000 and to additional increases thereafter.

In early 2000, Enskilda Securities signed an agreement with Orkla Finans ASA to purchase Orkla Finans (Fondsmegling) in Norway. Payment was made in the form of newly issued own shares, after which Enskilda Securities is owned to 77.5 per cent by SEB and to 22.5 per cent by Orkla Finans ASA.

During the year, internal work within the Group concerned continued risk reduction and capital rationalisation to a great extent. The level of risk was further reduced in terms of both emerging market exposure and proprietary trading. Exposure on emerging markets was reduced from SEK 18.3 billion to SEK 10.4 billion, net.

The SEB Group – some key figures

	1999	1998
Return on equity, %	14.6	14.8
Return including change in surplus values, %	17,2	16.1
Earnings per share for the period, SEK	6.96	6.58
Earnings per share (Total result after tax), SEK	8.60	7.40
Income/cost ratio, **before** lending losses	1.50	1.47
Income/cost ratio, **after** lending losses	1.54	1.24
Lending loss level, %	-0.09	0.65
Provision ratio for doubtful claims, %	59.6	52.0
Level of doubtful claims, %	0.82	1.08
Total capital ratio, %	14.62	10.85
Core capital ratio, %	10.80	8.12

Result and profitability

The total result of the Group – excluding the non-life insurance operations that were sold on 14 October, with settlement on 31 August, 1999 – amounted to SEK 7,440 M (SEK 3,587 M). Including the non-life insurance operations, the total result was SEK 7,497 M (SEK 6,084 M). Return, measured as total result in relation to adjusted shareholders' equity, was 17.2 per cent (16.1 per cent).

This improvement was due to a combination of rising income and a strong increase in the change in surplus values in life insurance operations.

Net interest earnings

Net interest earnings increased by 3 per cent, to SEK 6,913 M (SEK 6,707 M). The net from the interest-sensitive positions of the Bank increased, due to the growing difference between long- and short-term interest rates in Sweden. The result was also positively affected by lower financing costs for the problem assets, which continued to decline.

Net interest earnings from deposits and lending increased marginally, mainly due to added volumes from the Baltic banks. Net interest earnings were charged with costs for the deposit guarantee in the amount of SEK 263 M (SEK 268 M).

Net commission income

Net commission income rose by 26 per cent, to SEK 8,317 M (SEK 6,619 M), primarily as a result of the strong improvement of securities commissions following increased volumes within equity trading and mutual fund management. Commissions from payment services also contributed to the improved result.

Net result of financial transactions

Good results from both equity and currency trading led to an increase of 29 per cent, to SEK 2,269 M (SEK 1,757 M), in the *net result of financial transactions.* (Trygg-Hansa's investment portfolio is not included in these figures but is reported under the item Non-life insurance operations.)

Foreign exchange earnings increased by 16 per cent, to SEK 1,142 M (SEK 984 M), which was entirely due to the positive development of trading for account of customers. The result of SEB's own position-taking was negatively affected by rising long-term interest rates in the second half of 1999. The risk level in this activity was reduced by 40 per cent during the year.

Other operating income decreased by 8 per cent, to SEK 2,040 M (SEK 2,218 M). Capital gains amounted to SEK 948 M (SEK 1,181 M). Last year, a little over SEK 1 billion emanated from the sale of bank properties. The outcome for 1999 included the result and return from the sale of the investment portfolio of SEK 541 M and a total of SEK

SEB Group performance on a quarterly basis, (SEK M)

SEK M	1999:4	1999:3	1999:2	1999:1	1998:4
Income					
Interest receivable	*6,675*	*6,092*	*6,421*	*6,967*	*7,923*
Interest payable	*-4,899*	*-4,356*	*-4,718*	*-5,269*	*-6,182*
Net interest earnings	1,776	1,736	1,703	1,698	1,741
Dividends received	6	10	192	11	15
Commission receivable	*2,925*	*2,217*	*2,320*	*2,063*	*2,077*
Commission payable	*-363*	*-277*	*-317*	*-251*	*-412*
Net commission income	2,562	1,940	2,003	1,812	1,665
Net result of financial transactions	897	163	359	850	498
Other operating income	216	570	498	756	233
Total operating income	**5,457**	**4,419**	**4,755**	**5,127**	**4,152**
Costs					
Staff costs	-2,580	-1,975	-1,950	-1,914	-1,709
Other administrative expenses	-1,095	-994	-1,022	-981	-1,112
Depreciation and write-downs	-333	-290	-265	-294	-260
Other operating costs	-350	-383	-349	-323	-325
Total costs	**-4,358**	**-3,642**	**-3,586**	**-3,512**	**-3,406**
Result before lending losses	**1,099**	**777**	**1,169**	**1,615**	**746**
Lending losses, net	35	-37	340	-131	218
Change in value of assets taken over	49	51	4	7	5
Write-downs	-26	-1	-2		-4
Net result from associated companies	116				
Operating result, excl. non-life insurance operations	**1,273**	**790**	**1,511**	**1,491**	**529**
Result, non-life insurance operations	54	248	-397	152	633
Operating result	**1,327**	**1,038**	**1,114**	**1,643**	**1,162**
Pension provision	452	141	155	125	196
Taxes	-259	-364	-247	-485	204
Minority interests	-32	-19	-3	-2	1
Result for the period	**1,488**	**796**	**1,019**	**1,281**	**1,563**
Operating result as per above, excl. non-life insurance operations	**1,273**	**790**	**1,511**	**1,491**	**529**
Change in surplus values in life insurance operations	856	210	168	268	357
Pension provision	452	141	155	125	196
Total result, excl. non-life insurance operations	**2,581**	**1,141**	**1,834**	**1,884**	**1,082**
Result, non-life insurance operations	54	248	-397	152	633
Total result	**2,635**	**1,389**	**1,437**	**2,036**	**1,715**
Tax and minority interests	-291	-383	-250	-487	205
Tax on change in surplus values	-240	-59	-47	-75	-100
Total result after tax	**2,104**	**947**	**1,140**	**1,474**	**1,820**

300 M in dividends from venture capital funds.

In all, Group income, excluding the non-life insurance business, increased by 13 per cent, to SEK 19,758 M (SEK 17,528 M).

The surplus value in life insurance operations, mainly relating to unit-linked insurance, represents a substantial part of the result from life insurance operations. In accordance with prevailing principles, this change in value is reported as a special line within total result. From an analytical point of view, however, the change in value should rank equal with income. Measured in this way, adjusted income totalled SEK 21,260 M (SEK 18,280 M), an increase of 16 per cent.

Non-life insurance operations

The result from the Group's non-life insurance operations was SEK 57 M (SEK 2,497 M). This included a capital gain of SEK 500 M from the sale of Trygg-Hansa Försäkrings AB to Danish Codan on 14 October, 1999 (with settlement as of 31 August, 1999). It also included the run-off operations, which remain with the SEB Group.

Costs

Group costs totalled SK 15,098 M (SEK 12,973 M), an increase of 16 per cent. This increase was mainly due to the build-up of the Internet and continued rapid growth within Asset

Management, SEB Trygg Liv and Enskilda Securities – which also reported a strong improvement in results. In addtion, investments have been made in the Nordic and Baltic regions and Codan Bank has been added during autumn.

Generally speaking there are essential differences in both cost structure and cost development between the new main groups of SEB, primarily between the growth-oriented parts and the more asset management oriented ones.

Part of the cost increase was due to pension costs, for which compensation is largely received from SEB's pension funds. The pension provision is reported as a separate line in the profit and loss account; it amounted to SEK 873 M in 1999 (SEK 531 M). If costs are reduced by this compensation, net costs amounted to SEK 14,225 M (SEK 12,442 M), an increase of 14 per cent.

The income/cost ratio was 1.50 (1.47). The positive development during the fourth quarter led to an income/cost ratio of 1.65 for the quarter. The corresponding cost/income ratio was 0.67 (0.68).

A substantial part of the increase in staff costs was due – in addition to new recruitment within the growth areas – to the increase in performance-related compensation following the positive result development within mainly Enskilda Securities, Asset Management and Merchant Banking. Thus, staff costs amounted to SEK 8,419 M (SEK 6,816 M), an increase of 20 per cent after deduction for the above-mentioned pension provision. As regards other costs, the increase was limited to 8 per cent.

IT costs, including SEB IT's staff, amounted to SEK 2,806 M (SEK 2,857 M), a decrease of 2 per cent. If also the staff of the business areas is included, total IT costs can be estimated at a little over SEK 3 billion, which is in the same order of magnitude as in 1998. This means that it has been possible to keep IT costs at an unchanged level during 1999, in line with SEB's earlier announced ambition. For the year 2000, a further rationalisation within the IT area is planned by linking control more closely to business development, incorporating the actual IT organisation and establishing a central Chief Information Officer (CIO) function.

The number of staff, measured as an average for the year, increased by 528, to 13,875. The increase is attributable to Eesti Ühispank and Latvijas Unibanka being consolidated with the SEB Group during the second half of 1999. Excluding the addition from the Baltic banks, the average number of staff declined by 459.

At the end of 1999, SEB's Management and trade unions agreed that the profit-sharing system should be replaced with a pension insurance for the year 1999 and 2000. The past year's costs for this amounted to SEK 376 M (compared with an allocation of SEK 292 M to profit-sharing in 1998). As a result of the agreement, a large portion of costs can be financed through compensation from SEB's pension funds.

At year-end 1999, SEK 1,699 M of the 1997 restructuring reserve of SEK 2,255 M had been utilised.

Lending losses and doubtful claims

During 1999, the Group's recoveries and withdrawals were greater than *lending losses*, including value changes in assets taken over. Accordingly, a net of SEK 318 M (loss of SEK 2,247 M) was reported. *Incurred losses* and *provisions for possible lending losses* amounted to SEK 1,089 M (SEK 2,800 M), while recoveries and withdrawals from reserves, including the reserve for political risks abroad of SEK 440 M, totalled SEK 1,296 M (SEK 563 M).

The provision for the Group's engagements in emerging markets at year-end 1999 amounted to SEK 1,797 M (SEK 2,525 M), of which SEK 790 M (SEK 1,318 M) was related to Russia.

Doubtful claims by industry, net, per cent


Transportation 8%
Wholesaling & retailing, hotels & restaurants 5%
Finance and insurance 3%
Property management 27%
Households 17%
Other service sectors 6%
Manufacturing industry 18%
Other 16%

Surplus value in life insurance operations

The costs that an insurance company incurs with respect to an insurance contract arise chiefly when the insurance contract is written, whereas income is generated continuously during the life of the contract. This means that actual costs will exceed income in years of rapidly growing insurance portfolios, which thus has a negative impact on the operating result. At the same time, it means an increase in the surplus value. This change is reported as a special result item. (see also Note 57).

Earnings per share and return on equity

According to prevailing rules, surplus values in life insurance operations must not be included among the funds available for distribution, since they consist of future gains. On the other hand, they form a natural basis for the calculation of earnings per share.

	Result, incl. changes in surplus values		Result, excl. changes in surplus values	
SEK M	1999	1998	1999	1998
Operating result	5,122	4,801	5,122	4,801
Pension provision	873	531	873	531
Change in surplus values in life insurance operations	1,502	752		
Total result	**7,497**	**6,084**		
Taxes and minority interests	-1,832	-1,217	-1,411	-1,006
Result after tax	**5,665**	**4,867**	**4,584**	**4,326**
Earnings per share (based on a weighted number of shares in connection with the rights issue, 589,839,372 shares)	**9.60**	**8.25**	**7.77**	**7.33**
Earnings per share (adjusted for bonus issue element)	**8.60**	**7.40**	**6.96**	**6.58**
Return, %	**17.2**	**16.1**	**14.6**	**14.8**

Pension provision

Operating costs are continuously charged with both general pension fund contributions actually paid and with standard pension costs in accordance with the supplementary pension plan of the Bank. These pension costs are restored in the total result of the Group, since the Bank has the right to compensate itself for this type of costs from the pension funds, which are independent from the Bank. This right applies as long as the assets of the pension funds exceed estimated pension commitments.

For 1999, this pension provision amounted to SEK 873 M (SEK 531 M). In addition, non-recurring early retirement costs of SEK 716 M (SEK 461 M) are charged directly against the pension funds. The total assets of the pension funds increased during the year to a little over SEK 25 billion (SEK 19 billion), while the pension commitments totalled SEK 7 billion (SEK 6 billion). Thus, the surplus value had grown from SEK 13 billion to SEK 18 billion during the year.

Tax costs

Taxes relating to the total result amounted to SEK 1,776 M (SEK 1,211 M), which equals a weighted tax rate of 24 per cent. Of the total tax cost of SEK 1,355 M (SEK 1,000 M), SEK 1,288 M (SEK 527 M) were taxes paid, SEK 276 M (SEK -450 M) taxes for previous years and SEK -209 M (SEK 923 M) deferred taxes. In all, this corresponds to a tax rate of 23 per cent. The actual lower tax cost was to a large extent due to the sale of the non-life insurance business.

Rising total result

The operating result, excluding non-life operations, amounted to SEK 5,065 M (SEK 2,304 M). The change in surplus values in life insurance operations was SEK 1,502 M (SEK 752 M) If the change in surplus values and a pension provision of SEK 873 M (SEK 531 M) are added, the total result, excluding non-life operations, totalled SEK 7,440 M (SEK 3,587 M).

Including non-life operations, the total result was SEK 7,497 M (SEK 6,084 M) before tax and SEK 5,665 M (SEK 4,867 M) after tax.

Financial structure

The total assets of the Group increased by 3 per cent, to SEK 710 billion, mainly due to an increase of 6 per cent in lending to the general public, to SEK 342.9 billion, including repos. Shareholders' equity increased by 8 per cent, to SEK 33 billion. The capital from the rights issue of SEK 4.1 billion was not registered with the authorities until January 2000 and was not included in shareholders' equity at 31 December 1999, as a consequence. If the surplus value in life insurance operations after tax is included, shareholders' equity would amount to SEK 36.1 billion.

Assets

Lending

In 1999, SEB's lending to the general public increased by SEK 18.4 billion, or by 6 per cent, to SEK 342.9 billion at year-end. A little more than SEK 8 billion has been added through the acquisitions in the Baltic area and Denmark. Close to SEK 9 billion refers to increased volumes of housing loans. Repos to the general public have decreased by SEK 1.8 billion.

The total loan portfolio of the Group, which in addition to lending to the general public also comprises exposure on credit institutions and both on and off balance sheet items, increased by SEK 26.2 billion, to SEK 551.6 billion. Repos to credit institutions rose by SEK 3.6 billion and interest-bearing investments in banking operations increased by SEK 29.5 billion.

Lending to credit institutions has increased by more than SEK 9 billion and the volume of contingent liabilities and commitments by close to SEK 9 billion, which to a great extent was due to increased securities loans. The volume of currency and interest derivatives has declined, from SEK 46.6 billion to SEK 27.9 billion. This was due, in approximately equal measure, to decreased business volume and changed accounting rules according to which the increase for future currency and interest rate changes may be netted in accordance with the netting agreements that reduce the total credit risk.

In recent years, exposure on the general public has increased. The household sector, which has shown steady growth for several years, increased during 1999 by 12.4 per cent, to SEK 102.2 billion. Within the corporate sector, exposure on commercial properties has been gradually reduced, whereas the opposite has been true of especially the engineering industry, transportation sector, electricity, heat and water supply.

Banks and other financial institutions together account for the major part of the loan portfolio. The great increase in the transportation sector was due to a number of leasing financing arrangements made during the year.

Customer concentration

The Group had no engagements in excess of 10 per cent of the capital base during 1999, whereas there were three such engagements in 1998.

Decrease in volume of problem loans

During 1999, the doubtful claims of the Group, net, i.e. after provision for possible lending losses, decreased by 21 per cent, to SEK 2,824 M (SEK 3,577 M), corresponding to 0.82 per cent (1.08 per cent) of the Group's lending and leasing volume at year-end (see also Note 48). The volume of pledges taken over dropped to SEK 626 M (SEK 1,031 M).

The following table illustrates the Group's reserves for possible lending losses:

SEK M	1999	1998
Reserve for possible lending losses,	4,164	3,877
of which, provisions for companies in emerging markets	*473*	*661*
Reserve for political risks abroad	1,325	1,864
Reserve for off-balance-sheet items	134	210
Total	**5,623**	**5,951**

Geographical distribution

Almost three fourths of SEB's credit exposure is Nordic-related and a great part of the remaining credit risk refers to

Credit exposure by industry and sector, SEK M
(before provision for possible lending losses)

CREDIT PORTFOLIO	Loans/leasing 1999	Loans/leasing 1998	Contingent liabilities /commitments 1999	Contingent liabilities /commitments 1998	Currency/interest derivatives[3] 1999	Currency/interest derivatives[3] 1998	Total 1999	%	Total 1998	%
Companies and banks										
Banks[1]	55,954	48,135	16,513	12,826	17,515	30,971	89,982	16.3	91,932	17.5
Finance and insurance	13,082	12,770	21,898	19,523	2,992	3,664	37,972	6.9	35,957	6.8
Property management	55,266	54,655	4,782	4,907	240	1,125	60,288	10.9	60,687	11.6
Wholesale & retailing, hotels and restaurants	19,000	20,340	8,709	10,101	182	314	27,891	5.1	30,755	5.9
Transportation	22,919	16,545	4,305	4,173	116	602	27,340	5.0	21,320	4.1
Other service sectors	15,531	13,594	6,467	5,593	193	395	22,191	4.0	19,582	3.7
Construction	4,115	3,370	2,318	2,409	120	140	6,553	1.2	5,919	1.1
Manufacturing	32,704	36,409	36 504	30,974	4,849	6,427	74,057	13.4	73,810	14.1
Other	28,402	20,427	14,981	11,620	1,731	2,953	45,114	8.1	35,000	6.7
	246,973	**226,245**	**116,477**	**102,126**	**27,938**	**46,591**	**391,388**	**70.9**	**374,962**	**71.5**
Public administration										
Municipalities, County Councils	11,455	9,058	2,893	3,937	47	130	14,395	2.6	13,125	2.5
Municipality-owned companies	26,726	25,473	2,833	5,034	351	223	29,910	5.4	30,730	5.8
	38,181	**34,531**	**5,726**	**8,971**	**398**	**353**	**44,305**	**8.0**	**43,855**	**8.3**
Households										
Housing loans (first-mortgage loans)	65,802	57,678	0	0	0	0	65,802	12.0	57,678	11.0
Other loans	32,138	29,138	4,228	4,044	0	0	36,366	6.6	33,182	6.3
	97,940	**86,816**	**4,228**	**4,044**	**0**	**0**	**102,168**	**18.6**	**90,860**	**17.3**
Not distributed by sector and industry	10	79	13,766	15,632	0	0	13,766	2.5	15,711	2.9
Total credit portfolio	**383,104**	**347,671**	**140,197**	**130,773**	**28,336**	**46,944**	**551,637**		**525,388**	
Other credit exposure										
Repos[2]										
Credit institutions	44,927	41,323					44,927		41,323	
General public	24,034	25,890					24,034		25,890	
	68 961	**67,213**					**68,961**		**67,213**	
Other Swedish issuers	64,127	34,427					64,127		34,427	

1) Including National Debt Office 2) Repo (repurchase agreement) refers to a transaction through which one party sells a security at call, while at the same time agreeing to repurchase the same type of security forward. 3) Currency and interest derivatives are reported after netting agreements have been taken into account. The exposure is calculated according to the market value method, i.e. positive market value and estimated amount for possible change in risk.

Exposure, geographical distribution, SEK M

	Companies	Banks	of which, OECD banks[7]	States	Total
Asia[1]	**3,467**	**1,598**	***195***	**101**	**5,166**
Hong Kong	1,274	169	*75*	0	1,443
China	395	395	*0*	0	791
Other specified countries[2]	1,304	627	*107*	0	1,930
Latin America[3]	**1,108**	**1,359**	***907***	**723**	**3,190**
Brazil[4]	618	659	*450*	0	1,277
Eastern and Central Europe[5]	**590**	**879**	***944***	**108**	**1,577**
Russia	614	411	*0*	0	1,025
Africa and Middle East[6]	**571**	**1,684**	***87***	**13**	**2,268**
Turkey	410	375	*0*	0	786
Total, gross	**5,736**	**5,520**	***2,133***	**945**	**12,202**
Provision					1,797
Total, net					**10,405**

1. Includes Hong Kong, China, India, Pakistan, Taiwan and Macao
2. Includes the Philippines, Malaysia, Thailand, Korea and Indonesia
3. Includes Brazil, Argentina, Mexico and Peru
4. SEB's holding of so-called Brady bonds has been sold
5. Includes Russia, Israel, Estonia, Latvia Lithuania, Poland, the Czech Republic, Slovakia, Rumania, Hungary, Slovenia, Croatia, Kazakhstan and the Ukraine
6. Includes Turkey, Iran, Saudi Arabia, Egypt, South Africa, Ethiopia and Algeria
7. The OECD member countries excluding Korea, Mexico, Poland, the Czech Republic, Turkey and Hungary

Credit portfolio, geographical distribution, per cent


Asia & Australia 2.4%
Emerging markets 2.3%
Europe 16.6%
North America 5.6%
Nordic region 73.1%

Nordic business, since it consists of exposure on subsidiaries of Nordic customers abroad. By the end of 1999, exposure on emerging markets accounted for approximately 2.3 per cent of the total credit portfolio.

SEB-s exposure on emerging markets

Except for EU and EEC countries, all countries in risk class 3-10 in the Bank's country classification scale of 10 grades, in which 1 is the best and 10 the worst, are defined as emerging market countries. When compiling the portfolio, exposure on counter-parties whose owners are outside the emerging markets (e.g. a U.S. bank's Hong Kong subsidiary) is also included. Exposure that is covered with acceptable security outside

the area is excluded. The Group's exposure via the part-owned Baltic subsidiaries is not included.

The reduction of the emerging market portfolio has continued during the year. At year-end, the exposure was SEK 10.4 billion (SEK 18.3 billion), net, after provision for possible lending losses.

Derivatives

At year-end 1999, the notional value of the Group's derivatives contracts totalled SEK 5,370 billion (including cleared derivatives contracts). The corresponding credit risk equivalent to this contract volume is built up of the positive closing gains that arise when outstanding contracts are valued at market. This amount represents the claim in a possible bankruptcy situation. The value may be reduced, since the Bank has concluded netting agreements with a large number of counter-parties, which means that the Bank can offset liabilities against claims. Finally, a standard value is added, depending upon type of contract and remaining term, which reflects the potential future risk. On a net basis, the total credit risk equivalent at year-end amounted to SEK 28.3 billion (SEK 51.9 billion). The decline was mainly due to shorter terms, lower volumes of currency-related contracts as a result of the introduction of the euro and more efficient netting. In relation to the notional amount, the credit risk equivalent was 0.5 per cent (1.2 per cent).

Credit risk equivalent by category
SEK billion

Category	Positive market value	Credit risk after netting		Potential change in risk		Total credit risk equivalent
A	0.9	0.0	+	0.2	=	0.2
B	35.4	9.2	+	8.5	=	17.7
C	9.5	6.3	+	4.1	=	10.4
Total	**45.8**	**15.5**	+	**12.8**	=	**28.3**

Most of the derivatives engagements of the Group consist of contracts with a short remaining term, which, in turn, are dominated by interest- and currency-related futures. The longest contracts of more than five years' term consist mainly of interest swaps, which account for practically the whole credit risk equivalent in these contracts. As shown in the above table, a considerable part consists of so-called cleared contracts, which are continuously cleared on a cash basis. The majority of these consist of financial futures.

Remaining term

SEK billion	Notional amount	Cleared contracts	<1 year	1–5 years	>5 years
Interest-related	4,094	1,509	1,777	693	115
Currency-related	1,253	41	1,110	91	11
Equity-related	22	17	2	3	0
Total	**5,370**	**1,567**	**2,889**	**787**	**126**

Swedish municipalities and Central Banks (Category A) dominate among the counter-parties together with banks and other financial institutions subject to financial supervision in their respective home countries (Category B). The credit risk equivalent on other counter-parties (Category C) accounts for 29 per cent of the total credit risk equivalent.

Securities portfolios

The trading portfolio of the SEB Group had a market value of SEK 91,019 M (SEK 96,154 M) at year-end 1999. Holdings in these portfolios, classified as financial current assets, are valued at market. The portfolios consist of immediately negotiable securities in Swedish kronor and the main currencies.

The investment portfolio, which was reduced at the beginning of 1999, had a book value of SEK 3,396 M (SEK 14,564 M) at the end of the year. The investment portfolio is valued at accrued acquisition value; at year-end, the surplus value was SEK 5 M.

The holdings of investment assets in the Group's non-life insurance portfolios have decreased strongly, due to the sale of Trygg-Hansa's non-life insurance operations. At year-end, this value was SEK 4,418 M (SEK 26,660 M).

Liabilities and shareholders' equity

Deposits

Deposits and borrowing from the general public (households, companies, etc.) increased by 22 per cent, to SEK 230 billion or 32 per cent of the total liabilities and shareholders' equity of the Group. In the SEB Group, short-term borrowing shall not exceed 30 per cent of the total financing. In 1999, this percentage, internally called the core gap, was 27,5 per cent (24,4 per cent).

Borrowing

In addition to deposits from the general public, the financing of the Group consists of loans from Swedish and foreign financial institutions and of issues of money market instruments, bond loans and subordinated debt. Apart from perpetual subordinated debt, currency exposure in the capital base can now also be hedged with so-called core capital contributions (see below under Capital adequacy).

Shareholders' equity

Shareholders' equity amounted to SEK 30.4 billion at the opening of 1999, of which SEK 2,059 M (SEK 1,765 M) was used for dividend purposes in accordance with the resolution of the Annual General Meeting of April, 1999.

During 1999, shareholders' equity increased by 8 per cent, to SEK 33.0 billion. If the surplus value in life insurance operations is included, shareholders' equity amounts to SEK 36.1 billion.

Capital base and capital adequacy

The SEB Group is a financial group that comprises companies engaged in banking, finance, securities and insurance operations. The capital requirement rules are applicable to each individual company within the Group that is permitted to carry on banking, finance or securities operations. In addition, the capital requirements shall be met for the financial group of undertakings, i.e. consolidation of all companies within the Group that do not carry on insurance operations, since such operations are subject to special supervision but not to the capital requirement rules.

Composition of capital base

The capital base of the financial group of undertakings was SEK 46.5 billion (SEK 33.6 billion) at year-end 1999, of which core capital was SEK 34.4 billion (SEK 25.1 billion). The SEK 4.1 billion emanating from the rights issue of December 1999 has been included in the core capital.

Core capital consists of shareholders' equity and minority interests, after deduction for acquisition goodwill and the dividend amount proposed by the Board of Directors. During 1999, a change in the rules has made it possible to include the so-called core capital contribution up to a maximum amount of 15 per cent of core capital, after deduction for goodwill and core capital contributions issued earlier. The Bank has issued a core capital contribution of EUR 200 M, SEK 1.7 billion, during 1999 in the European capital market.

In addition to core capital, the capital base may also include subordinated debt up to a maximum amount of 100 per cent of core capital. Deduction for investments in companies that are not consolidated with the financial group of undertakings, including insurance companies, shall be made from the supplementary capital. As regards SEB, the deduction of SEK 9.1 billion is in all essentials due to the acquisition of the Trygg-Hansa Group. It has been possible to reduce the value of the deduction through a transfer of non-restricted equity from Trygg-Hansa to the parent bank in the form of dividends, through the divestment of Trygg-Hansa Försäkrings AB (non-life insurance operations) and through annual depreciation of goodwill.

Risk-weighted assets

The combined risk-weighted volume of assets, off-balance-sheet commitments and market risk positions totalled SEK 318 billion at year-end 1999 (SEK 309 billion). The fact that the holdings in two of the Baltic banks have been consolidated with the financial group of undertakings as from 1999 explains this increase to a large extent. At year-end 1999, the combined risk-weighted volume from these banks amounted to a little over SEK 18 billion.

Capital coverage ratio

The total capital ratio was 14.6 per cent (10.9 per cent) and the core capital ratio 10.8 per cent (8.1 per cent). Excluding the rights issue due to the acquisition of BfG, the corresponding ratios were 13.3 per cent and 9.5 per cent, respectively. In view of the fact that the lowest total capital ratio and core capital ratio allowed is 8 and 4 per cent, respectively, both requirements were met by a wide margin.

Objective of the Group

SEB's long-term goal is to maintain a core capital ratio of minimum 7 per cent and total capital ratio of minimum 10 per cent. These goals have been set in view of the fact that the Bank is active in the international capital market, in which considerably higher capital coverage requirements than the statutory ones prevail.

Further information about regarding coverage and capital base is found in Note 53.

Rating

In connection with SEB's acquisition of BfG, Standard & Poor's lowered its rating for SEB's borrowing. In its explanatory opinion Standard & Poor's expressed understanding for the strategic reasoning behind the purchase; at the same time they were concerned that the restructuring work in BfG would be a great drain on SEB's management capacity and capital build-up.

Capital coverage, per cent


15
12
9
6
3
0
-97
-98
-99*
-99**

■ Total capital ratio
□ Core capital ratio
* excluding rights issue
** including rights issue

Moody's		Standard & Poor's		FitchIBCA		Thomson Bankwatch	
Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
P-1	Aaa	A-1+	AAA	F1+	AAA	TBW-1	AAA
P-2	Aa1	A-1	AA+	F1	AA+	TBW-2	AA+
P-3	Aa2	A-2	AA	F2	AA	TBW-3	AA
	Aa3	A-3	AA-	F3	AA-	TBW-4	AA-
	A1		A+		A+		A+
	A2		A		A		A
	A3		A-		A-		A-
	Baa1		BBB+		BBB+		BBB+
	Baa2		BBB		BBB		BBB
	Baa3		BBB-		BBB-		BBB-

This table shows SEB's rating for short- respectively long-term borrowing as reported by the most important rating institutions.

Risk- and capital management

The business of a financial company like SEB is exposed to various risks. To manage these risks represents a natural and essential part of SEB's business. There is a strong correlation between the Group's risk level, capital requirements and profitability. Due to increased competition, pricing in relation to risk and capital is necessary. Therefore, risk management and capital management are areas of top priority for the Group. The business areas of the Group are allocated risk-adjusted capital and evaluated on the basis of risk-adjusted return.

The purpose of the risk and capital management of the Bank is to inspire, and maintain, confidence in the business of the Group among authorities, customers and investors, thereby achieving a lasting increase in shareholder value. Risk and capital management shall guarantee top quality management and minimise volatility in economic outcome. It shall secure the survival of the Bank through maintenance of sufficient capital strength.

The Group applies a portfolio view of risks, which makes it possible to manage both the total level of risk and each risk and business area separately. The total level of risk and related economic capital requirements are put in relation to available capital and the capital requirements of the Group.

New risk methods under way

Methods for risk analysis and risk measurement constitute a fast-growing and rapidly developing area within the whole financial sector. Various specialists within SEB contribute actively to the development of this area. The Bank co-operates with the authorities in Sweden, the EU and the rest of the world on risk quantification issues, BIS rules, risk analysis, etc. SEB also co-operates actively with other banks in international working groups in order to refine credit and operational risk methods from a qualitative and quantitative perspective.

There is no individual measurement, nor individual model, that can check all the various risks of the Group. Each risk is measured and checked with the help of methods and tools, specially designed for each particular type of risk and its relative importance, after which the results are linked together in a steering model.

In order to create increased transparency of the risks of the Bank, improved routines have been introduced during 1999 for regular stress tests and scenario analyses of the Group's present financial position, for the purpose of appraising the effects on results and capital requirements.

Risk policy

During 1999, SEB has prepared and adopted an improved risk policy and a Group-wide framework for risk management. These define the various types of risk of the Bank, the correlation between risk and capital and clarify risk control and follow-up responsibilities. Accordingly, this set of rules represents the basis for the planning, organisation and continuous improvement of the Bank's risk management and creates uniformity as regards definitions, measurement and follow-up activities.

Risk-based steering model

SEB's steering model compiles the various risk levels in order to give an idea about the need for risk capital, the economic capital, for the Group as a whole and its various business areas, in which connection the diversification effects within and between various types of risks are taken into account. This makes it possible to make comparisons between the risk-adjusted return of the Group and its business areas. During the planning process, a profitability requirement is fixed for the risk-based allocated capital, which is then followed up during the year, at the same time as the allocated capital is followed up against the actual risk levels.

Risk capital need, CAR

Despite an ambitious risk management, it is in the nature of the business that the risks sometimes will generate unexpected losses. To cover these risks the Group is therefore forced to hold risk capital as a buffer. Basically, the purpose of the steering model is thus to assess how much capital that is needed to carry on various business activities. The greater the risk, the more of a "risk buffer" is needed. This capital need is called Capital at Risk ("CAR"). CAR is calculated for all types of risk to which the Group is exposed.

Calculation of CAR

Losses within reasonable limits are regarded as an operational cost that should be covered with the help of correct pricing of transactions. The quantification of risk capital is focused on large and unforeseen losses. The calculations are based upon statistical methods and historical data and are made on a one-year view. Since it is impossible to cover oneself against all possible risks, SEB has chosen a probability level of 99.97 per cent, which reflects the capital need that an AA-rating poses. This level means that out of 10,000 possible

losses during one year, the Group shall keep enough capital to cover all but three.

Diversification

When all the various risks of a large Group are accumulated, considerable so-called diversification, or portfolio, effects will arise, since it is highly improbable that all extreme loss occurrences should happen at once. Due to the diversification effects between the risks of the various business areas, the Group's total need for risk capital becomes considerably lower than if the business areas should stand alone.

As per year-end 1999, the not diversified risk capital need of the Group amounts to SEK 50 billion. As a result of diversification effects between the risks within each business area, this need is reduced to SEK 38 billion and, taking diversification effects between the business areas into account, the total risk capital need amounts to SEK 25 billion. The distribution of the risks of the Group before and after diversification appears from the graphs.

Not diversified risk capital need
SEK 50 billion


Credit risk 44%
Operational and residual risk 34%
Insurance risk 16%
Market risk 6%

Risk capital need after diversification within/ between each business area
SEK 25.3 billion


Credit risk 58%
Operational and residual risk 23%
Insurance risk 14%
Market risk 5%

Allocation of capital and profitability measurement

CAR thus represents an important part of the capital that is allocated to each respective business area. The remaining part consists of such goodwill as is attributable to corporate acquisitions and matched by a need for equity. Profitability is measured by putting the reported result in relation to the need for risk capital. Risk-adjusted measurements are also used as a basis for pricing certain transactions and services.

Efficient use of the Group's capital base

By using a risk-adjusted measurement for the performance review, the aims of the business area heads and the shareholders are brought into harmony. This measurement provides more explicit information about those business activities which do not meet profitability requirements, based upon the level of risk, and which consequently can improve pricing, level of cost or business mix. Any capital that is released can be invested in more profitable activities or, alternatively, be repaid to the shareholders. Thus, the control model forms the basis for calculating shareholder value.

CAR, shareholders' equity and capital requirement

The estimated risk capital requirement is followed up continuously against the reported equity of the Group, including reserves, and statutory capital requirements. The ratio between actual capital and the risk capital requirement will determine the will and capacity of the Group to take on additional risks in new business transactions. The international capital adequacy rules are also a measurement of the Group's total level of risk. These rules are based upon relatively mechanical methods for the calculation of capital requirements and do not measure all the various types of risk of the Bank. CAR provides a superior measurement of how much capital that is needed within each individual business area and for the Group as a whole. The steering model is applied both at Group level and within the business areas. In parallel, the capital requirements of the legal entities of the organisation are measured on the basis of the capital adequacy rules.

Risk organisation and responsibility

The Board of Directors has the ultimate responsibility for the activities of the Group and for the maintenance of satisfactory internal control. The President manages the current administration in accordance with the guidelines of the Board of Directors.

Subordinated to the Board of Directors and the President there are committees, each one with its own mandate to make decisions, depending upon the type of risk. These include the Asset & Liability Committee (ALCO), which deals with the risk level of the Group and the various business areas, fixes risk limits and methods for risk-measuring, capital allocation, etc. The Treasury committee monitors the development of market and liquidity risks from an operational point of view.

The Credit Organisation has an independent position, as illustrated by the fact that the Group Credit Officer reports directly to the President and that the Chairman of each credit committee has the right to veto credit decisions. In addition, the Credit Organisation is kept separate from the business units and consists of people that handle credit matters exclusively. This means that any exceptions from the credit policy of the Group must be referred for decision to a higher level in the decision hierarchy.

The risk management of the Bank is based upon the principle that operative risk management is most effective, if responsibility rests with each respective business area, under the supervision of a central and independent function. Each individual business area appraises and checks all types of risk that arise within its own area of activities on a regular basis. This means that each business area head is responsible for ensuring that the risks within his/her particular business area are managed and controlled in a satisfactory manner on a daily basis, in accordance with the overall guidelines that the Group has established for itself.

The risk control organisation is also decentralised as far as possible without affecting its necessary independence. Group

Risk & Capital Management is in charge of the independent risk control function. The individual risk control functions of the various business areas act in accordance with the instructions of the central risk control function, which also participates in the preparation of their business plans, budgets and compensation systems.

Internal Audit reviews and evaluates the efficiency and integrity of the risk management referred to above.

Group risks

Risk management comprises both control and follow-up of the various risks within SEB, i.e. the systems that the Bank has at its disposal to identify, measure, analyse, report and monitor defined risks. Group risks are divided into credit risk, market risk, insurance risk, liquidity risk and operational risk. The SEB Group defines risk generally as the probability for a negative deviation from an expected economic outcome.

Credit risk

Credit risk is the risk for a loss due to failure on the part of any of the Bank's counter-parties to fulfil their obligations towards the Bank.

Credit risk, which represents the single largest risk exposure of the Group, comprises all claims on companies, banks, public institutions and private individuals. The claims consist mainly of loans, but also of contingent liabilities and such commitments as letters of credit, guarantees, securities loans, credit commitments as well as derivatives and foreign exchange contracts. Settlement risk, within foreign exchange trading, for example, is also classified as credit risk; it is treated in the same way as other types of credit exposure.

The credit policy of the Group is based upon the following three principles: All lending shall be based upon credit analysis and be proportionate to the repayment capacity of the customer. The customer shall be known to the Bank so that both the capacity and character of the customer can be assessed.

In order to manage the credit risk on each individual customer or group of customers, a global limit is fixed, which is subject to continuous review. The limit draws the line for the maximum exposure that the Group can conceive to have on one particular customer, based upon existing business relations and amount of transactions. Limits are fixed also for countries.

The Group has continued to develop the statistical methods for measuring and monitoring various risks that supplement its traditional credit risk management.

In order to follow up the credit portfolio, a statistical method is used for the purpose of judging unforeseen events for which risk capital must be kept. According to this method, credit risk can be derived from the following three components:

1. Evaluation of the repayment capacity of the counter-party. SEB classifies all its counter-parties according to a scale consisting of 11 risk classes. This scale has been checked against the scales of the international rating institutions and means that SEB's risk class 1 corresponds to Standard & Poor's and Moody's highest credit ratings, while risk class 11 corresponds to non-performing loans.
2. Total claim on the counter-party over the remaining life of the engagement. Exposure is measured both in nominal terms (e.g. in the case of loans, leasing, letters of credit and guarantees) and through estimated market values plus an increase for future, possible exposure (derivatives and cur-



Distribution of profit/loss on SEB's trading operations, 1999
Number of days


45
40
35
30
25
20
15
10
5
0
SEK M -32.5/ -35 -30/ -32.5 -27.5/ -30 -25/ -27.5 -22.5/ -25 -20/ -22.5 -17.5/ -20 -15/ -17.5 -12.5/ -15 -10/ -12.5 -7.5/ -10 -5/ -7.5 -2.5/ -5 0.0/ -2.5 0.0/ 2.5 2.5/ 5 5/ 7.5 7.5/ 10 10/ 12.5 12.5/ 15 15/ 17.5 17.5/ 20 20/ 22.5 22.5/ 25 25/ 27.5 27.5/ 30

The result of SEB's interest and currency trading operations on a day-to-day basis. The height of the bars shows the number of days during which the result level (SEK M) indicated at the bottom of the graph prevailed.

rency contracts). It refers to both on- and off-balance-sheet items.

3. Evaluation of how much the Group could recover of an outstanding claim in case of default, considering security provided, etc.

The method is based upon individual transactions. Calculations are made at both portfolio and Group level and the diversification effects are taken into account when the credit risks are accumulated.

Market risk

Market risk is the probability for a loss following changes in interest rates, currency, stock and commodity prices, including price risk in connection with the sale of assets or closing of positions.

Market risk arises chiefly as a result of the fact that the Bank is a marketplace for trading in the Swedish and international currency, monetary and capital markets. Flows generated by customer transactions are handled in the marketplaces within Merchant Banking and Enskilda Securities. In addition, market risk arises due to structural changes in assets and liabilities, e.g. as regards terms or type of currency.

The Bank uses a Value at Risk, ("VaR") method to measure its total market risk. The Asset and Liability Committee of the Bank, ALCO, distributes the risk mandate of the Board of Directors to each respective business area, which, in turn, distributes the limits obtained among the business units. These market risk limits are followed up on a daily basis.

VaR is a statistical method that expresses the maximum potential loss that can arise with some measure of probability during a certain period of time. In the day-to-day follow-up work, the Group has chosen a 99 per cent-probability level and a one-day time horizon. The VaR model has the advantage of handling various types of market risks in a homogeneous way, which facilitates comparisons, measuring and monitoring. In addition, VaR reflects the diversification effects that exist between different currencies, stock markets, interest and commodity markets. The use of VaR also makes it possible to validate the correctness of the model through so-called back-testing.

For Merchant Banking as a whole, the VaR level for risk-taking during 1999 was SEK 92 M, on average. This means, with 99 per cent probability, that the Merchant Banking business area is not expected to lose more than maximum SEK 92 M during one trading day. During the year, the risk level has gradually been reduced. At year-end, it amounted to SEK 57 M. During 1999, VaR was SEK 146 M, as a maximum, and SEK 55 M, as a minimum. For Enskilda Securities, the corresponding average was SEK 11 M, with SEK 36 M as a maximum and SEK 2 M as a minimum.

The use of VaR is supplemented with above all a formal structure for communicating losses within the risk-taking, so-called "stop loss" limits, when all positions must be considered, alternatively, closed, depending upon the size of the actual loss. In the day-to-day operations, other risk and position measurements are also used, such as interest rate sensitivity, currency exposure, contract limits and special sensitivity measurements for option activities. Various types of fixed scenario analyses and stress tests are analysed on a continuous basis by the Bank.

Interest rate risk is the single most important market risk of the Group. It arises as a result of the fact that the fixed interest rate periods for assets, liabilities and derivatives differ in length. Interest rate risk is measured with the help of VaR, but positions are also analysed in terms of various types of shifts in the yield curve and scenario analyses for option portfolios. A one per cent parallel shift in the yield curve at year-end 1999 would have led to a SEK 800 M decrease in value.

Insurance risk

Life insurance risk is the risk for a loss as a result of the fact that estimated surplus values (i.e. present value of future gains from previously written insurance contracts) cannot be realised, due to slower than expected capital growth, several cancellations or unfavourable price/cost development.

Furthermore, life insurance operations are exposed to the risk for shifts in death rates: Lower death-rates lead to more long-term pension commitments, whereas higher death-rates result in higher death benefits. However, these risks are only applicable to the Group as regards unit-linked insurance. The mutual character of traditional life insurance means that the risks are borne by the policyholders as a collective.

Life insurance risks are controlled with the help of so-called actuarial analysis and stress tests of the existing insurance portfolio. Death and illness risks are reinsured against unexpectedly large individual damages or several damages caused by the same loss occurrence.

The sale of Trygg-Hansa's non-life insurance operations means that the Bank has a limited exposure to property and casualty insurance risk.

Liquidity risk

Liquidity risk is the risk for a loss or for impaired earning capacity due to inability on the part of the Group to meet its payment commitments on time.

The Group aims at maintaining such a level of liquidity that it can meet its current payment obligations, while having payment capacity for unforeseen events. It is necessary to have a certain payment capacity, due to the fact that assets and liabilities often have different due dates.

Payment capacity is guaranteed through maintenance of a sufficiently large amount of liquid assets, e.g. in the form of eligible Treasury bills with the Riksbank (Central Bank), which can be transformed into liquid funds with immediate effect. In addition, the Bank has access to the international capital market through its bank relations and borrowing programmes of varying length, e.g. in the form of commercial paper and medium-term-note-programmes.

Repricing periods

	<3m	3–6m	6–12m	1–3 yrs	3–5 yrs	>5yrs	Total
Lending to credit institutions	98,376	2,606	528	754	540	866	103,670
Lending to the general public	224,604	22,824	19,660	47,492	20,629	7,698	342,907
Interest-bearing securities	38,344	9,902	7,812	21,843	11,011	5,503	94,415
Other assets	141,499	5,717	7,092	6,965	4,034	3,957	169,263
Total assets	**502,823**	**41,049**	**35,092**	**77,054**	**36,214**	**18,024**	**710,255**
Liabilities to credit institutions	107,432	3,795	5,741	723	83	0	117,774
Deposits/ borrowing from the general public	223,841	2,199	1,728	650	197	919	229,534
Securities issued	52,058	19,513	10,846	22,561	16,183	982	122,143
Subordinated liabilities	4,015	1,155	2,661	5,215	4,680	8,156	25,882
Other liabilities	146,057	5,117	7,095	12,305	7,593	3,749	181,916
Shareholders' equity	0	0	0	0	0	33,006	33,006
Total liabilities and share-holders' equity	**533,403**	**31,779**	**28,071**	**41,454**	**28,736**	**46,812**	**710,255**
Interest rate sensitivity, net	30,580	-9,270	-7,022	-35,600	-7,477	28,788	-0
Cumulative interest rate sensitivity	30,580	21,310	14,289	-21,311	-28,788	-0	-0

Cumulative interest rate sensitivity

By setting targets for its medium- and long-term borrowing in relation to its fixed-term lending, the Bank creates stability in its balance sheet. In this connection, the Bank's traditionally stable deposit base in the retail business and the currency mix in the balance sheet are taken into account. In order to reduce the liquidity risk, the Group has diversified its financing by using various financial markets, instruments, currencies, geographical areas, etc. Liquidity management also includes an emergency plan, which guarantees that even very strained liquidity situations can be handled in a satisfactory manner. The Group's presence in the international markets and its own international network play an important part for this emergency plan.

The Bank endeavours to increase its balance sheet liquidity. It carries out a number of securitisation projects of certain loan stocks, for example.

Liquidity is measured and reported with the help of a number of different measurements. It is of importance in this context to have a short-term pledging capacity, to monitor the due date structure and the ratio between stable and less stable assets and liabilities. The Bank also uses liquidity limits for its operational control.

Operational risk

Operational risk is the risk for losses due to both external events (natural catastrophes, external crime, etc) and internal factors (e.g. breakdown of IT systems, fraud, lacking compliance with laws and internal directives and other deficiencies in the internal control, etc.).

Operational risks have come into focus during 1999 as a result of the proposal of the Basel Committee and the EU to introduce capital requirements for this type of risk.

In addition to traditional instructions, policies and emergency plans, the SEB Group has developed several techniques for the purpose of identifying, analysing, reporting and reducing operational risks to an acceptable level: *ORSA (Operational Risk Self-Assessment)*, the purpose of which is to identify, evaluate, check and report operational risk in a structured manner. *Key Risk Indicators (key ratios)*, for the purpose of receiving early warning signals about changes in the level of risk and business efficiency. *Data base*, in which all incurred operational losses are registered and classified in order to allow analysis. In addition, as one of the world pioneers, the Bank has quantified the *operational risk capital need* with the help of statistical methods. The quantification is based upon operational losses of considerable size that have actually occurred in the financial sector on a global basis. The quality of the risk management of the business areas has been taken into account in connection with this calculation. Effective operational risk management means less need for risk capital, whereas poor risk management leads to a greater need for risk capital.

Operational risks furthermore include so-called legal risks, defined as the risk that legal factors have not been considered to a sufficient extent. The Group tries to reduce this type of risks, e.g. when drawing up the terms and conditions that apply to various products and services. The Group handles its legal risks with the help of internal and external counsel.

Report of the Directors

The Board of Directors and the President of Skandinaviska Enskilda Banken AB (publ) are pleased to present the following report on the activities of the Group for 1999 – the Bank's twenty-eighth financial year. The following financial statements, accounting principles and Notes are an integral part of the Report of the Directors.

Skandinaviska Enskilda Banken is the parent company of a bank and life insurance group that offers a broad range of financial services to households, companies and institutions. During 1999, its activities have been carried out through eight business areas and units: Retail Distribution (branch office business, telephone and automatic services, savings, loans, etc.), Financial Services (SEB Finans, SEB Kort, SEB Securities Services and SEB Företagsinvest), Asset Management (mutual fund activities, asset management), SEB Trygg Liv (development and sale of life insurance and pension services), Merchant Banking (trading in currencies and interest-bearing instruments, cash management services, export and project finance, etc.), Enskilda Securities (financial advice, equity trading and equity research), the Baltic (part-ownership in three Baltic banks) and SEB Internet (Internet services for private individuals and companies).

1999 was characterised by a number of large acquisitions and divestments. During the summer, Trygg-Hansa Försäkrings AB (non-life insurance business) was sold to Codan of Denmark for SEK 4.3 billion, while SEB at the same time penetrated the Danish market through the acquisition of Codan Bank and parts of Codan Link. During the autumn, an agreement was signed concerning the acquisition of the German BfG Bank for SEK 13.9 billion, of which SEK 4.1 billion was financed through a rights issue. BfG was consolidated with the SEB Group on 3 January, 2000.

Internal work was aimed at continued rationalisation of capital use and risk reduction.

Exposure on emerging markets was for example reduced by 43 per cent, to SEK 10,405 M (SEK 18,288 M).

Result

The total result of the Group, i.e. operating result, pension provision and changes in the surplus value in life insurance operations, amounted to SEK 7,497 M (SEK 6,084 M).

Total result after tax was SEK 5,665 M (SEK 4,867 M), while the result for the year after tax excluding changes in surplus values was SEK 4,584 M (SEK 4,326 M).

Total assets and shareholders' equity

The total assets of the Group were SEK 710,255 M (SEK 689,657 M) and shareholders' equity was SEK 33,006 M (SEK 30,434 M).

Capital adequacy

The total capital ratio of the Group at year-end 1999 was 14.62 per cent (10.85 per cent), while the core capital ratio was 10.80 per cent (8.12 per cent).

Board of Directors

The Board of Directors consists of nine permanent members and one deputy member elected by the Annual General Meeting and of two permanent and two deputy members appointed by the employees. Ten Board meetings were held during 1999. The meetings are prepared by a Presiding Committee, consisting of the Chairman and the two Deputy Chairmen.

The Board of Directors has regulated its activities in a Work Directive, in accordance with the requirements by law and those of the Financial Supervisory Authority. The Board has furthermore adopted an Instruction for the President, Instructions for the activities of the Bank, a Credit Instruction and an Internal Audit Instruction.

Within the Board of Directors there is a Credit Committee. The Board has also appointed an Audit Committee and a Compensation Committee, which fixes the salaries of the President and the Management Committee. The Credit Committee of the Board of Directors held 20 meetings and the Audit Committee six meetings during the year. The members of each respective committee are presented on page 98. The costs for salaries and compensation to the Board of Directors and President appear from Note 9.

Staff

The average number of positions was 13,455. Information about the staff is found in Note 9.

Accounting principles

This Annual Report has been prepared in accordance with the Act on annual accounts of credit institutions and securities companies ("AACS") and the regulations of the Swedish Financial Supervisory Authority.

Consolidated accounts

The consolidated accounts have been prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Council ("RR 1:96").

The SEB Group includes Skandinaviska Enskilda Banken and those companies in which the bank directly or indirectly has more than 50 per cent of the voting power. The consolidated accounts do not include companies which the bank has taken over in connection with loan foreclosures, provided they are engaged in deviating activities or are planned to be sold within short. Mutual life insurance companies are not included in the consolidated accounts.

The consolidated accounts have been prepared according to the purchase method of accounting. This means that the book values of shares in subsidiaries are eliminated against the amount of equity of each subsidiary at the time of acquisition and that each subsidiary's contribution to consolidated shareholders' equity consists only of the equity capital that has been created after the acquisition. Untaxed reserves have been charged with a deferred tax liability at the rate of 28 per cent for Swedish corporate acquisitions and at the tax rate prevailing in each respective country for non-Swedish acquisitions.

Untaxed reserves created in the subsidiary after the acquisition or in the parent company are divided into deferred taxes and restricted equity. Changes in deferred taxes due to changes in untaxed reserves are reported separately under "Deferred taxes" in the consolidated profit and loss account.

Excess values arising in connection with acquisition of shares in subsidiaries are allocated to the assets of each respective company. Any residue is shown as goodwill. The depreciation period has been adjusted to the estimated economic life of goodwill, but to maximum 20 years.

The accounts of companies that have been sold or bought during the year are consolidated only for the period that the SEB Group has owned, directly or indirectly, more than 50 per cent of the voting power of the shares.

The profit and loss accounts and balance sheets of foreign subsidiaries, which have been drawn up according to the accounting principles prevailing in each respective country, have been adjusted to largely reflect the accounting principles of the parent company, when consolidated with the SEB Group.

The current rate method is used for translating the financial statements of foreign subsidiaries to Swedish kronor. Since different items in the financial statements are translated at different exchange rates, translation differences arise, which are not recorded in the consolidated profit and loss accounts but included directly in shareholders' equity, distributed between statutory and free reserves. Exchange rate effects on subsidiaries' equity in foreign currency are also recorded as translation differences to such extent as it is exposed to currency risk.

Associated companies

Associated companies are defined as such companies over which Skandinaviska Enskilda Banken or any of its subsidiaries has an essential, although not decisive, influence, as long as such influence can be exerted. The question whether an influence is essential or not is tested once the shareholding reaches 20 per cent. Associated companies are consolidated in accordance with the equity method. If acquisitions are made during the year, associated companies are consolidated for such period as the SEB Group has owned 20 per cent or more of the voting power of the shares.

Foreign currency valuation

Assets and liabilities in foreign currencies are valued at market (closing rate on balance sheet date). The parent company's foreign currency liabilities that are related to the hedging of shares in subsidiaries are valued at the historical rate of exchange in the parent company.

Classification of financial assets

Loan claims and securities purported to be held until maturity or for the long term, according to documented intention and ability, are classified as financial fixed assets.

Other financial claims, including assets taken over for the protection of claims, securities which are not intended to be held for the long term and derivatives instruments are classified as financial current assets.

Valuation rules

In the normal case, financial fixed assets are valued at acquisition value and current assets at the lower of cost or market. However, transferable securities and derivatives, being current assets, may be valued at market, provided the market value principle has been chosen.

The SEB Group has chosen the market value principle with respect to derivatives instruments and securities in the trading portfolios.

Loan claims are reported in the balance sheet after deduction for incurred / possible lending losses and the provision for political risks abroad.

Incurred lending losses are losses whose amount is regarded as finally established, for example in bankruptcy proceedings, through acceptance of a composition proposal or through other remission of claim.

Possible lending losses are defined as the difference between the loan amount and the amount expected to be repaid, in view of the repayment capacity of the borrower and the value of the loan collateral.

A provision is made if a loss is deemed probable

- because interest/principal is more than 60 days past due or if other circumstances give rise to uncertainty concerning the repayment of the loan, and
- the borrower's repayment capacity is not expected to improve sufficiently, and
- the value of the collateral does not cover the loan amount.

Loan claims are classified as doubtful in case the above criteria have been met. Information about doubtful claims is provided in a special Note. In case such loans are believed to involve a lending loss risk, an allocation to the reserve for possible lending losses has been made. Consequently, the remaining amount concerning doubtful claims is not a reflection of any lending loss risks in the loan portfolio.

Information about the size of claims subject to interest reduction is furthermore provided, i.e. about claims for which interest deferment or interest concession has been granted compared with the original loan terms, as well as about reconstruction loans at low rates of interest. Loans subject to interest reduction should not be regarded as doubtful loans, but should only be assessed on the basis of their lower yield.

Pledges, including fixed assets taken over, are valued as current assets at estimated market value at the time of takeover, after which valuation is made at the lower of cost or market. Properties taken over, the holding of which is expected to be for the long term, are valued at a yield-based and long-term market value, with the intention of selling these properties at a later point in time, once the market has stabilised. External expertise is used for property valuations.

Pledges taken over are reported according to the nature of the asset. If the asset is listed on the Stock Exchange, this value is normally used as market value. In other cases, e.g. in the case of unlisted shares taken over, analogue calculations will have to be made.

Accrual accounting at a premium or discount is applied to the Group's interest-bearing securities over the life of the instrument. Thus, the effective rate of interest will be equal to such rate as makes the discounted present value of the future cash flow under the instrument equal to the historical cost, which means that the book acquisition value is altered on a continuous basis, representing a so-called accrued acquisition value.

Transferable interest-bearing securities, included in the trading portfolio, are valued at market.

The market value is equal to the listed value on the balance sheet date. Unrealised gains arising in connection with the valuation, included in the profit and loss account, are transferred to the reserve for unrealised gains under restricted shareholders' equity, after deduction for deferred tax, since these gains are not available for distribution.

Transferable non-interest-bearing securities, classified as trading portfolio, are also valued at market and a transfer to the reserve for unrealised gains is made.

Own share-holdings, which exist on the balance sheet date as a result of the Bank's own dealings as market maker in the relevant securities, are valued at zero. At year-end 1999, the Bank had no own share-holdings.

Derivatives contracts, which also include currency futures, are valued at market. Positive closing results are balanced like other assets, while negative closing results are balanced like other liabilities.

Market values are obtained by using the same valuation methods as the market uses for each respective instrument, when calculating a closing value.

For linear instruments, this means that future flows in the instruments are discounted to the balance sheet date according to the relevant yield curve.

Hedge accounting of financial assets and liabilities implies that the hedge instrument is valued according to the same valuation principle as the hedged position.

The following conditions are applicable to hedge accounting: the position is exposed to an interest rate/equity price/commodity price or currency rate risk. The hedged positions have been identified on an individual or group basis.

Tangible fixed assets

Office equipment is reported at acquisition value and depreciated according to plan. The difference between scheduled depreciation and depreciation for tax purposes is reported as an extra depreciation reserve.

Equipment leased to clients is reported at acquisition value and is depreciated on an annuity basis, based on a conservatively estimated residual value at the end of the contract period. For leased equipment that cannot be sold in a functioning market, the scheduled residual value is set at zero at the end of the contract period. Equipment leased to clients is re-classified in the consolidated accounts as lending, in accordance with the recommendations of the Swedish Financial Accounting Standards Council ("RR 6:99"), since most of the Group's leasing activities can be regarded as financial leasing. This means that part of leasing income is reported as interest income and the rest as instalment.

Financial liabilities

When accrual accounting is applied to financing costs for financial liabilities, the calculation is based upon an original liability equal to the amount obtained, after deduction for essential costs attributable to the creation of the liability. Accrual accounting is then applied to the difference between this acquisition value and the redemption value, together with interest and any fees, over the life of the liability, by analogy with the method applicable to fixed-interest assets.

Political risks abroad

Provisions for political risks abroad are made in the requisite amount according to asset valuation per country, in which connection possible market values, type of claim and other relevant information are taken into account.

Deferred taxes

The Group's deferred tax liability has been calculated at the rate of 28 per cent in Sweden and at the tax rates prevailing in each respective country for companies outside Sweden. Deferred taxes are not reported, provided a corresponding reserve can be reversed without taxation by using deficit deduction.

Profit and loss account

The SEB Group comprises both bank and insurance, which have separate sets of rules for the preparation of profit and loss accounts. The joint profit and loss account is based upon the Group's principles for bank accounting (AACS).

"Net insurance income" is reported under "Other income", showing technical result according to the Act on Annual Accounts of Insurance Companies ("AAIC"), after the operating expenses and claims settlement costs of the insurance operations have been restored and reported among costs on the relevant lines.

For 1999, the Non-life insurance business is reported on one line. In the spring of 1999, the intention of selling this business was announced. In order to make the picture of the remaining operations more clear, the reporting method of one line for the activities that have now been sold was chosen. In the balance sheet, the assets respectively liabilities of the Non-life insurance business have been reported on one line each. The 1998 figures have been recalculated in a corresponding way.

Net result of financial transactions

Net result of financial transactions is defined as realised and unrealised effects on the result as regards financial current assets, excluding assets taken over for the protection of claims.

The corresponding effects on the result on financial fixed assets are reported under Other income, or as Write-down of financial fixed assets.

Commission payable

Commission payable is defined as costs for purchased services, which are related to commission receivables. Such costs must be associated with the corresponding income, without necessarily falling in the same accounting period; they must also be transaction-based, i.e. variable.

Other operating costs

Other operating costs are defined as costs for purchased services, which cannot be related to commissions, own staff or own properties.

Pensions

In accordance with prevailing directives for the banking business imputed pension costs are reported as staff costs in the profit and loss account. Such imputed pension costs are restored among appropriations.

The parent company compensates itself for pension disbursements made, for pension-related social charges paid on behalf of the beneficiaries and for other pension fees from the Pension funds of the Group, provided the financial position of the Pension funds makes this possible. The calculation of compensation for social charges is based upon the pension-carrying salary. Pension disbursements and compensation from the Pension funds are also reported among appropriations.

Taxes

The profit and loss account item "Taxes" reports estimated tax on business operations for legal persons and the change in deferred tax liability. Property tax and a special payroll tax are reported among operating costs, whenever applicable.

Group contributions

Group contributions paid or received for the purpose of minimising the tax of the Group are reported for each respective legal person as a decrease/increase, respectively, in non-restricted equity, after adjustment for estimated tax.

Total result

Total result before tax consists of operating result, pension provision and the change in surplus values in life insurance operations. Total result after tax consists of the result for the year after tax and the change in surplus values in life insurance operations, after deduction for the tax calculated thereon.

Thus, total result after tax contains one part, which according to prevailing rules must not be added to shareholders' equity, i.e. the change in surplus values in life insurance operations. It should therefore not be mixed up with the operating result or the result for the year.

Surplus value in life insurance operations

The surplus value in life insurance operations consists of the present value of expected future gains from existing insurance contracts. This value is calculated as a present value computation combined with accepted actuarial methods for the handling of future random events. Future surpluses have been calculated at present value at a rate of interest of 11 per cent and mutual fund growth assumptions have been fixed at 8 per cent p. a.

According to prevailing rules, surplus values in life insurance operations must not be included in shareholders' equity.

Accounting per business area

The business areas of the SEB Group are reported in accordance with the current internal organisation, using the same accounting principles as those applied to the Group.

Definitions

Return on equity
The result for the year as a percentage of average equity, defined as the average of taxed shareholders' equity at the opening of the year and the close of March, June, September and December, respectively, adjusted for dividends paid during the year, any possible rights issue plus the equity portion of minority interests in shareholders' equity.

Return, including change in surplus values
Total result after tax as a percentage of average shareholders' equity plus the equity portion of the surplus value in life insurance operations.

Income/cost ratio, before lending losses
Total operating income plus the change in surplus values in life insurance operations divided by total costs, after pension provision.

Income/cost ratio, after lending losses
Total operating income plus the change in surplus values in life insurance operations divided by total costs after pension provision, including lending losses and change in value of assets taken over.

Operating result per share
Operating result after standard tax (28 per cent) divided by the number of shares, taking the bonus issue element in the 1999 rights issue into account.

Result for the year per share
Result for the year divided by the number of shares, taking the bonus issue element in the 1999 rights issue into account.

Total result per share
Total result after tax divided by the number of shares, taking any conversion and rights issue into account.

Adjusted shareholders' equity per share
Shareholders' equity as per the balance sheet plus the equity portion of any surplus values in the holdings of interest-bearing securities and surplus values in life insurance operations divided by the number of shares at year-end, taking any conversion and rights issue into account.

Risk-weighted volume
The book value of assets as per the balance sheet and off-balance-sheet commitments are valued in accordance with the capital adequacy rules of the Act on Capital Adequacy.

Core capital ratio
Core capital as a percentage of the risk-weighted volume. Core capital consists of shareholders' equity, adjusted according to the capital adequacy rules.

Total capital ratio
The equity of the Financial group of undertakings, adjusted according to the capital adequacy rules, as a percentage of the risk-weighted volume. Total capital consists of core capital and supplementary capital minus holdings of shares in unconsolidated companies and proposed dividend. Supplementary capital includes subordinated debenture loans plus reserves and capital contributions, after approval by the Financial Supervisory Authority. Supplementary capital must not exceed the amount of core capital.

Lending loss level
The lending loss level is defined as lending losses and value changes in assets taken over divided by lending to the general public and credit institutions (excluding banks), assets taken over and loan guarantees at the opening of the year.

Doubtful claims
Doubtful claims are defined as loans that are more than 60 days past due and loans for which other circumstances give rise to uncertainty as to their value.

Provision ratio for doubtful claims
Provision for possible lending losses as a percentage of doubtful claims, gross.

Level of doubtful claims
Doubtful claims (net) divided by lending to the general public and credit institutions (excluding banks) and equipment leased to clients (net).

All figures within brackets refer to 1998, unless otherwise stated. Percentage changes refer to comparisons with 1998, unless otherwise stated.

Profit and loss accounts

SEK M	Note	GROUP 1999	GROUP 1998	GROUP Change, %	PARENT COMPANY 1999	PARENT COMPANY 1998	PARENT COMPANY Change, %
Income							
Interest receivables	1	26,155	31,470	-17	19,791	24,839	-20
Leasing income	2				254	64	
Interest payable	3	-19,242	-24,763	-22	-15,016	-20,010	-25
Dividends received	4	219	227	-4	4,241	4,828	-12
Commission receivable	5	9,525	8,019	19	5,752	5,909	-3
Commission payable	6	-1,208	-1,400	-14	-987	-1,062	-7
Net result of financial transactions	7	2,269	1,757	29	1,343	1,752	-23
Other operating income	8	2,040	2,218	-8	1,541	363	
Total operating income		**19,758**	**17,528**	**13**	**16,919**	**16,683**	**1**
Costs							
General administrative expenses	9	-12,511	-10,790	16	-10,259	-9,012	14
Depreciation and write-downs of tangible and intangible fixed assets	10	-1,182	-1,073	10	-266	-201	32
Other operating costs	11	-1,405	-1,110	27	-1,487	-1,212	23
Total costs		**-15,098**	**-12,973**	**16**	**-12,012**	**-10,425**	**15**
Result before lending losses		**4,660**	**4,555**	**2**	**4,907**	**6,258**	**-22**
Lending losses, net	12	207	-2,237		415	-2,109	
Change in value of assets taken over	13	111	-10		-10	-23	-57
Write-down of financial fixed assets	14	-29	-4		-3,057	-3,330	-8
Net result from associated companies	15	116					
Result, excl. non-life operations		**5,065**	**2,304**	**120**	**2,255**	**796**	**183**
Result, non-life operations	16	57	2,497	-98			
Operating result		**5,122**	**4,801**	**7**	**2,255**	**796**	**183**
Appropriations	17	873	531	64	-990	-614	61
Tax on profit for the year	18	-1,079	-1,450	-26	150	519	-71
Other taxes	18	-276	450	-161	-218	300	-173
Minority interests	19	-56	-6				
Result for the year		**4,584**	**4,326**	**6**	**1,197**	**1,001**	**20**

	Note	1999	1998	Change, %
Operating result, excl. non-life operations as per above		**5,065**	**2,304**	**120**
Change in surplus values in life insurance operations	57	1,502	752	100
Pension provision		873	531	64
Total result, excl. non-life operations		**7,440**	**3,587**	**107**
Result, non-life operations		57	2,497	-98
Total result		**7,497**	**6,084**	**23**
Tax and minority interests		-1,411	-1,006	40
Tax on change in surplus values		-421	-211	100
Total result after tax		**5,665**	**4,867**	**16**

Balance sheets

31, December

SEK M	Note	GROUP 1999	GROUP 1998	GROUP Change, %	PARENT COMPANY 1999	PARENT COMPANY 1998	PARENT COMPANY Change, %
Assets							
Cash and Central Bank balances	20	9,074	4,638	96	7,409	4,423	68
Eligible Treasury Bills etc	21	29,404	75,916	-61	26,996	70,938	-62
Lending to credit institutions	22	103,670	84,710	22	163,647	130,683	25
Lending to the general public	23	342,907	324,433	6	189,248	199,123	-5
Bonds and other interest-bearing securities	24	65,011	34,802	87	60,426	34,298	76
Shares and participations	25	8,372	3,232	159	5,797	2,575	125
Shares and participations for account of policyholders		57,852	37,454	54			
Shares and participations in associated companies	26	1,115	354		1,482	209	
Shares and participations in Group companies	27				21,413	21,378	
Assets in non-life insurance operations	28	4,870	35,900	-86			
Intangible fixed assets	29	10,256	10,229		71		
Tangible assets	30	2,454	1,743	41	7,697	4,406	75
Other assets	31	61,476	59,360	4	64,894	74,329	-13
Prepaid expenses and accrued income	32	13,794	16,886	-18	13,495	15,800	-15
Total assets		**710,255**	**689,657**	**3**	**562,575**	**558,162**	**1**
Liabilities, provisions and shareholders' equity							
Liabilities to credit institutions	33	117,774	149,659	-21	121,601	153,876	-21
Deposits and borrowing from the general public	34	229,534	187,901	22	218,727	185,805	18
Securities issued, etc.	35	122,143	133,052	-8	60,364	67,647	-11
Liabilities in non-life insurance operations	36	3,085	19,086	-84			
Other liabilities	37	100,294	84,820	18	94,749	85,538	11
Accrued expenses and prepaid income	38	14,540	17,196	-15	11,936	14,213	-16
Provisions for account of policyholders		58,141	37,378	56			
Provisions	39	5,049	6,085	-17	767	1,269	-40
Total liabilities		**650,560**	**635,177**	**2**	**508,144**	**508,348**	
Subordinated liabilities	40	**25,882**	**24,010**	**8**	**25,560**	**23,058**	**11**
Minority interests	41	**807**	**36**				
Untaxed reserves	42				**6,577**	**4,712**	**40**
Share capital		5,882	5,882		5,882	5,882	
Other reserves		19,843	18,388	8	9,877	10,191	-3
Profit/loss brought forward		2,697	1,838	47	5,338	4,970	7
Result for the year		4,584	4,326	6	1,197	1,001	20
Total shareholders' equity	43	**33,006**	**30,434**	**8**	**22,294**	**22,044**	**1**
Total		**710,255**	**689,657**	**3**	**562,575**	**558,162**	**1**

Memorandum items

	Note	GROUP 1999	GROUP 1998	GROUP Change, %	PARENT COMPANY 1999	PARENT COMPANY 1998	PARENT COMPANY Change, %
Security pledged for own liabilities	44	92,974	99,691	-7	92,014	89,919	2
Other pledged security	45	68,051	35,654	91	9,317	6,316	48
Contingent liabilities	46	44,194	49,052	-10	50,490	47,578	6
Commitments	47	96,003	81,721	17	86,721	78,621	10

Cash flow analysis

31, December

	GROUP			PARENT COMPANY		
SEK M	1999	1998	Change, %	1999	1998	Change, %
Funds provided from current operations	4,711	10,298	-54	982	4,788	-79
Changes in assets, current operations	-35,495	-38,256	-7	-20,627	-33,696	-39
Changes in liabilities, current operations	37,385	6,392		18,527	6,053	
Funds provided from current operations	**6,601**	**-21,566**	**-131**	**-1,118**	**-22,855**	**-95**
Funds provided from investment activities	**8,161**	**-1,294**		**9,831**	**-3,562**	
Funds provided from financing activities	**-10,326**	**20,905**	**-149**	**-5,727**	**24,369**	**-124**
Cash flow for the period	**4,436**	**-1,955**		**2,986**	**-2,048**	
Liquid funds at beginning of year	4,638	6,593	-30	4,423	6,471	-32
Cash flow for the period	4,436	-1,955		2,986	-2,048	
Liquid funds at end of period	**9,074**	**4,638**	**96**	**7,409**	**4,423**	**68**

Notes to the financial statements

Currency codes The following international currency codes are used:

ATS	Austrian schillings	DKK	Danish kroner	GBP	British pounds	LTL	Lithuanian litas	SEK	Swedish kronor
AUD	Australian dollars	EEK	Estonian kroon	INR	Indian rupees	LVL	Latvian lats	SGD	Singapore dollars
BEF	Belgian francs	ESP	Spanish pesetas	IEP	Irish pounds	NOK	Norwegian kroner	THB	Thai baht
BRL	Brazilian reales	EUR	Euro	ISK	Icelandic kronor	NLG	Dutch guilders	USD	U.S. dollars
CHF	Swiss francs	FIM	Finnish marks	JPY	Japanese yen	PLN	Polish zloty		
DEM	German marks	FRF	French francs	LUF	Luxembourg francs	PTE	Portuguese escudos		

SEK M, unless otherwise stated

1 Interest receivable

	Group		Parent company	
	1999	1998	1999	1998
Lending to credit institutions	3,429	6,654	5,411	8,452
Lending to the general public	18,216	20,572	10,519	11,910
Interest-bearing securities [1]	2,945	3,842	3,378	4,322
Other interest income	1,565	402	483	155
Total	**26,155**	**31,470**	**19,791**	**24,839**
1) of which, classified as current assets	2,452	3,727	2,919	3,189
Interest receivable from Group companies			3,068	3,214
Average rate of interest on lending to the general public	5.21%	6.27%	4.81%	5.62%

2 Leasing income

	Group		Parent company	
	1999	1998	1999	1998
Leasing income			254	64
Leasing depreciation according to plan			-94	-51
Total			**160**	**13**

3 Interest payable

	Group		Parent company	
	1999	1998	1999	1998
Liabilities to credit institutions	-5,497	-8,414	-5,722	-8,439
Deposits and borrowing from the general public	-5,141	-6,413	-5,088	-6,419
Interest-bearing securities	-6,890	-8,490	-2,576	-3,634
Subordinated liabilities	-1,555	-1,130	-1,515	-1,180
Other interest costs	-159	-316	-115	-338
Total	**-19,242**	**-24,763**	**-15,016**	**-20,010**
Interest payable relating to Group companies			-794	-853
Average rate of interest on deposits from the general public	2.43%	3.32%	2.42%	3.32%

	Group		Parent company	
Net interest earnings	1999	1998	1999	1998
Interest receivable	26,155	31,470	19,791	24,839
Leasing income			254	64
Interest payable	-19,242	-24,763	-15,016	-20,010
Leasing depreciation according to plan			-94	-51
Total	**6,913**	**6,707**	**4,935**	**4,842**

4 Dividends received

	Group		Parent company	
	1999	1998	1999	1998
On shares/participations (Note 25)	216	224	167	200
On shares/participations from associated companies (Note 26) [1]	3	3	9	3
On shares/participations from Group companies (Note 27)			4,065	4,625
Total	**219**	**227**	**4,241**	**4,828**

1) Refers to holdings not reported in the Group in accordance with the equity method.

5 Commission receivable

	Group		Parent company	
	1999	1998	1999	1998
Payment commissions	2,672	2,389	2,018	1,883
Lending commissions	332	382	274	245
Deposit commissions	89	98	79	98
Guarantee commissions	138	124	128	119
Securities commissions	5,193	3,807	2,752	2,682
Other commissions	1,101	1,219	501	882
Total	**9,525**	**8,019**	**5,752**	**5,909**

6 Commission payable

	Group		Parent company	
	1999	1998	1999	1998
Payment commissions	-809	-804	-686	-720
Securities commissions	-127	-152	-57	-137
Other commissions	-272	-444	-244	-205
Total	**-1,208**	**-1,400**	**-987**	**-1,062**

7 Net result of financial transactions

	Group		Parent company	
	1999	1998	1999	1998
Shares/participations	1,024	207	4	201
Interest-bearing securities	-276	113	-256	114
Other financial instruments	819	549	1,009	573
Realised result	**1,567**	**869**	**757**	**888**
Shares/participations	462	-63	-23	-36
Interest-bearing securities	142	-226	105	-183
Other financial instruments	-1,039	200	-539	188
Unrealised changes in value	**-435**	**-89**	**-457**	**-31**
Exchange rate fluctuations	**1,142**	**984**	**1,043**	**895**
Debt redemption	**-5**	**-7**		
Total	**2,269**	**1,757**	**1,343**	**1,752**

8 Other operating income

	Group		Parent company	
	1999	1998	1999	1998
Commissions agreements	327	335		
Net insurance income	263	180		
Capital gains on fixed assets	948	1,181	479	119
Other income	502	522	1,062	244
Total	**2,040**	**2,218**	**1,541**	**363**

9 General administrative expenses

	Group		Parent company	
	1999	1998	1999	1998
Staff costs	-8,419	-6,816	-5,875	-5,488
Costs for premises	-1,071	-974	-1,246	-956
Data costs	-1,609	-1,851	-1,831	-1,543
Stationery	-180	-145	-146	-128
Travel and representation	-341	-275	-231	-235
Postage and telecommunications	-500	-399	-399	-336
Other administrative expenses	-391	-330	-531	-326
Total	**-12,511**	**-10,790**	**-10,259**	**-9,012**

Staff costs	1999	1998	1999	1998
Salaries and remuneration	-5,610	-4,342	-3,733	-3,554
Imputed pension costs	-255	-212	-255	-212
Pension premiums paid	-142	-116	-60	-67
Payroll overhead	-1,630	-1,513	-1,160	-1,094
Profit share	-376	-292	-376	-292
Other staff costs	-406	-341	-291	-269
Total	**-8,419**	**-6,816**	**-5,875**	**-5,488**

Pension costs in Skandinaviska Enskilda Banken have been calculated in accordance with the directives of the Financial Supervisory Authority, implying an actuarial calculation of imputed pension costs. Non-recurring costs of SEK 716 M (SEK 461M) for early retirement have been charged to the pension funds of the Bank.

	Group		Parent company	
Salaries and remuneration	1999	1998	1999	1998
Boards of Directors, Managing Directors and deputy CEO	-170	-68	-15	-15
Other employees in Sweden	-4,292	-3,148	-2,982	-2,738
Other employees outside Sweden	-1,148	-1,126	-736	-801
Total	**-5,610**	**-4,342**	**-3,733**	**-3,554**

Salaries, remuneration and benefits
Directors' fees totalling SEK 4,417,674 have been paid to the Board of Directors. The Chairman of the Board, Jacob Wallenberg, has received a direcctor's fee of SEK 1,300,000 and SEK 61,941 in other benefits during 1999.

Lars H Thunell, President and Group Chief Executive, has received salary and benefits totalling SEK 5,005,754. To this should be added a qualitative bonus totalling SEK 2,375,000.

Pension is payable from the age of 58 at the earliest and the pension agreement is estimated to yield 65 per cent of the annual salary up to the age of 65 and 55 per cent thereafter.

Termination of employment on the part of the Bank is subject to a 12-month period of notice and an entitlement to severance pay amounting to 12 months' salary. The Bank has the right to deduct any cash payments that the relevant Executive may receive from another employer or through his/her own business from such severance pay.

The following has applied to the rest of the Group Executive Committee (8 Executives in addition to Lars H Thunell) during 1999: Termination of employment on the part of the Bank is subject to a 12-month period of notice and an entitlement to severance pay amounting to 24 month's salary. The Bank has the right to deduct any cash payments that the relevant Executive may receive from another employer or through his/her own business from such severance pay.

Old-age pension is payable from the age of 60 at 70 per cent of the annual salary up to the age of 65 and at 65 per cent of the salary thereafter. All pension amounts include those amounts which are payable in the form of "AFP" and "ATP" (National basic pension and supplementary pension schemes, respectively). A couple of old agreements with Executive Committee members, with certain deviations, were still in force during 1999.

As from 1999 a staff option programme for the members of the Management Committee, based on changes in tax legislation in July 1998, has been effective.

The programme has a tenor of seven years, of which the first three constitute a lock-in period. At year-end 1999, SEK 17 M were reserved for the value of the programme.

	Group		Parent company	
Pension commitments	1999	1998	1999	1998
Pension disbursements made	31	30	23	21
Change in commitments	21	14	16	11
Commitments at year-end	402	392	306	293

The above commitments are covered by the Bank's pension funds or through Bank-owned endowment assurance schemes.

	Group		Parent company	
Loans to Executives	1999	1998	1999	1998
Managing Directors and Deputy Managing Directors	33	22	5	
Boards of Directors	118	118	11	18
Total	**151**	**140**	**16**	**18**

	Group		Parent company	
Average number of employees	1999	1998	1999	1998
Parent company	8,822	8,649	8,822	8,649
Swedish subsidiaries	2,195	3,279		
Non-Swedish subsidiaries	2,438	843		
Total	**13,455**	**12,771**	**8,822**	**8,649**
Number of hours worked			14,790,344	13,538,768

Note 9 ctd. General administrative expenses

Average number of employees	Group Men	Group Women	Parent company Men	Parent company Women
Brazil	4	3	4	3
Canada	2			
Denmark	177	157	53	25
Estonia	95	225		
Finland	141	169	48	55
France	14	22	6	17
Hong Kong	30	37	28	33
Ireland	4	5		
Japan	8	4	7	4
People's Republic of China	1	2	1	2
Latvia	417	250		
Luxembourg	72	57		
Norway	164	136	91	55
Poland	65	58		
Russia	5	3	3	2
Switzerland	1	2		
Singapore	34	51	34	51
Spain	4	1		
Great Britain	203	119	117	69
Sweden	4,947	5,934	3,773	4,789
Germany	42	65		
USA	90	55		
Group	**6,520**	**7,355**	**4,165**	**5,105**

Detailed information about the average number of employees, salaries and remuneration will be provided by the Bank upon request.

Pension funds	Pension commitments [1] 1999	Pension commitments [1] 1998	Market value of asset [2] 1999	Market value of asset [2] 1998
SB-stiftelsen, Skandinaviska Enskilda Banken's pension fund	3,370	4,401	11,953	8,798
EB-stiftelsen, Skandinaviska Enskilda Banken's pension fund	3,716	1,908	13,249	10,409
Total	**7,086**	**6,309**	**25,202**	**19,207**

1) During 1999, a redistribution was made between the commitments in order to even them out in relation to the assets of the pension funds, after which the ratio between assets and commitments is the same for the two funds.

2) Deduction from the assets of the funds has been made for that part of the profit share for 1999 which was charged to the result of the Bank and for which the Bank has the right to compensate itself in 2000. This amount was SEK 276 M, which has been distributed in equal parts between the funds.

10 Depreciation and write-downs of tangible and intangible fixed assets

	Group 1999	Group 1998	Parent company 1999	Parent company 1998
Goodwill	-578	-573		
Other intangible fixed assets	-50		-28	
Office equipment	-524	-453	-144	-150
Equipment leased to clients			-94	-51
Properties	-30	-47		
Total	**-1,182**	**-1,073**	**-266**	**-201**

Office equipment is depreciated according to plan, which specifies that personal computers and similar equipment are written off over three years and other office equipment over five years. Properties are written off according to plan by the highest permissible capital allowance.

11 Other operating costs

	Group 1999	Group 1998	Parent company 1999	Parent company 1998
Consultants	-564	-471	-604	-430
Marketing	-387	-398	-355	-386
Information services	-195	-145	-134	-131
Insurance	-36	-25	-320	-158
Capital losses	-50	-1		
Other operating costs	-173	-70	-74	-107
Total	**-1,405**	**-1,110**	**-1,487**	**-1,212**

12 Lending losses, net

	Group 1999	Group 1998	Parent company 1999	Parent company 1998
Write-downs and provisions for claims				
on credit institutions		-1,896		-1,896
on the general public	-1,089	-904	-682	-662
Write-downs and provisions	**-1,089**	**-2,800**	**-682**	**-2,558**
Reversals and recoveries of claims				
on credit institutions	348		348	
on the general public	948	563	749	449
Reversals and recoveries	**1,296**	**563**	**1,097**	**449**
Total	**207**	**-2,237**	**415**	**-2,109**
A. Individually appraised receivables:				
Current year's write-down on incurred losses	-448	-926	-289	-767
Reversal of previous provisions for possible losses reported as incurred losses in current year's accounts	339	544	257	435
Current year's provision for possible losses	-854	-904	-577	-694
Recovered from losses incurred in previous years	200	185	116	141
Reversal of previous provisions for possible losses	483	227	394	198
Current year's net cost for individually appraised receivables	**-280**	**-874**	**-99**	**-687**
B. Receivables appraised by category:				
Current year's write-down of incurred losses	-86	-98	-52	-47
Current year's provision for possible losses	-31	-33	-12	-20
Recovered from losses incurred in previous years	35	52	26	35
Withdrawn from reserve for lending losses	31	49	14	23
Current year's net cost for receivables appraised by category	**-51**	**-30**	**-24**	**-9**
C. Transfer to/withdrawal from reserve for political risks abroad	**440**	**-1,343**	**440**	**-1,423**
D. Contingent liabilities	**98**	**10**	**98**	**10**
Total	**207**	**-2,237**	**415**	**-2,109**

13 Change in value of assets taken over

	Group 1999	Group 1998	Parent company 1999	Parent company 1998
Properties taken over		-7		-7
Other assets taken over	-36			
Realised change in value	**-36**	**-7**		**-7**
Properties taken over		20		
Other assets taken over	147	-23	-10	-16
Unrealised change in value	**147**	**-23**	**-10**	**-16**
Total	**111**	**-10**	**-10**	**-23**

14 Write-down of financial fixed assets

	Group 1999	Group 1998	Parent company 1999	Parent company 1998
Write-down of shares				
Ane Gyllenberg Ab				-32
Skandinaviska Enskilda Banken Corporation Inc				-308
SEB Fastigheter AB				-838
SEB Fundusz TFI SA			-14	-6
SEB Portföljförvaltning AB [1]			-25	
Self Trade SA	-25		-25	
Trygg Hansa AB			-2,990	-2,076
Trygg Banken AB				-67
Other	-4	-4	-3	-3
Total	**-29**	**-4**	**-3,057**	**-3,330**

1) The name is being changed into SEB Bankfastigheter Holding AB.

15 Net result from associated companies

	Group	
	1999	1998
Latvijas Unibanka [1]	36	
Eesti Ühispank [2]	12	
Vilniaus Bankas	71	
VPC AB	1	
Other	-4	
Total	**116**	

1) For the period January – June 1999 consolidated as associated company, thereafter as subsidiary.
2) For the period January – September 1999 consolidated as associated company, thereafter as subsidiary.

16 Operating result, non-life insurance operations

	Group	
	1999	1998
Net interest earnings	176	70
Dividends received		104
Net result from financial transactions	-541	1,710
Other operating income including net result from insurance operations	1,617	1,685
Total operating income	**1,252**	**3,569**
Staff costs	-564	-631
Other administrative expenses	-452	-184
Depreciations and write-downs of tangible and intangible fixed assets	-97	-7
Other operating costs	-82	-250
Total costs	**-1,195**	**-1,072**
Total	**57**	**2,497**

17 Appropriations

	Group		Parent company	
	1999	1998	1999	1998
Withdrawal from tax equalisation reserve			301	300
Appropriations to untaxed reserves			-394	-353
Appropriation to value adjustment account for lending			5	-7
Difference between book and scheduled depreciation			-1,775	-1,085
Recovery of imputed pension premiums	255	212	255	212
Compensation from pension funds, social charges	342	319	342	319
Compensation from pension funds, pension disbursements	540	376	540	376
Compensation from pension funds, profit sharing system	276		276	
Pension disbursements	-540	-376	-540	-376
Total	**873**	**531**	**-990**	**-614**

18 Taxes

	Group		Parent company	
	1999	1998	1999	1998
Estimated corporate tax	-1,288	-527	-415	-368
Deferred tax	209	-923	133	-38
Tax on Group contributions [1]			432	925
Tax in previous years	-276	450	-218	300
Total	**-1,355**	**-1,000**	**-68**	**819**

1) In accordance with the opinion of the emergency group of the Swedish Financial Accounting Standards Council, Group contributions are reported in the parent company directly under shareholders' equity.

19 Minority interests

	Group	
	1999	1998
Latvijas Unibanka [1]	-34	
Eesti Ühispank [2]	-7	
Minority interests in result of subsidiary groups	-15	-6
Total	**-56**	**-6**

1) Reported as subsidiary for the period July – December 1999 and as associated company before that.
2) Reported as subsidiary for the period October – December 1999 and as associated company before that.

20 Cash and Central Bank balances

	Group		Parent company	
	1999	1998	1999	1998
Cash	2,955	1,367	2,457	1,363
Clearing receivables	517	580	517	580
Balances with foreign Central Banks	5,602	2,691	4,435	2,480
Total	**9,074**	**4,638**	**7,409**	**4,423**

21 Eligible Treasury Bills [1]

	Group		Parent company	
	1999	1998	1999	1998
Eligible Treasury Bills	29,259	70,320	26,851	70,139
Other eligible securities	145	5,596	145	799
Total	**29,404**	**75,916**	**26,996**	**70,938**
Remaining maturity				
- maximum 1 year	18,280	56,796	15,907	56,212
- 1–5 years	6,353	12,040	6,320	8,201
- 5–10 years	4,332	7,080	4,332	6,374
- more than 5 years	439		437	151
Total	**29,404**	**75,916**	**26,996**	**70,938**
Average remaining maturity (years)	2.20	1.25	2.35	1.11
Positive difference between book values and nominal amounts	713	3,857	704	3,727
Negative difference between book values and nominal amounts	-160	-2,991	-158	-2,991

Issuers

	Group 1999			Group 1998		
	Accrued acquisition value	Book value	Market value	Accrued acquisition value	Book value	Market value
Swedish State	350	350	350	4,074	4,074	4,183
Swedish municipalities	102	102	105	619	619	654
Foreign States	2	2	2			
Fixed assets	**454**	**454**	**457**	**4,693**	**4,693**	**4,837**
Swedish State	10,785	10,571	10,571	31,540	31,600	31,600
Swedish municipalities	43	43	43	180	180	180
Foreign States	18,278	18,322	18,322	34,629	34,646	34,646
Other foreign issuers	14	14	14	4,798	4,797	4,797
Current assets	**29,120**	**28,950**	**28,950**	**71,147**	**71,223**	**71,223**
Total	**29,574**	**29,404**	**29,407**	**75,840**	**75,916**	**76,060**

Note 21 ctd. Eligible Treasury Bills

	Parent Company 1999			Parent Company 1998		
	Accrued acquisition value	Book value	Market value	Accrued acquisition value	Book value	Market value
Swedish State	350	350	350	4,074	4,074	4,183
Swedish municipalities	102	102	105	619	619	654
Fixed assets	**452**	**452**	**455**	**4,693**	**4,693**	**4,837**
Swedish State	10,785	10,571	10,571	31,361	31,419	31,419
Swedish municipalities	43	43	43	180	180	180
Foreign States	15,891	15,930	15,930	34,629	34,646	34,646
Current assets	**26,719**	**26,544**	**26,544**	**66,170**	**66,245**	**66,245**
Total	**27,171**	**26,996**	**26,999**	**70,863**	**70,938**	**71,082**

1) Detailed information about the criteria used to classify these securities is provided under Accounting principles.

22 Lending to credit institutions

	Group		Parent company	
	1999	1998	1999	1998
Remaining maturity				
- payable on demand	9,447	8,734	9,387	9,701
- maximum 3 months	90,090	70,034	126,601	97,086
- 3 months–1 year	3,774	4,459	5,153	6,569
- 1–5 years	243	1,483	16,697	12,592
- more than 5 years	116		5,809	4,735
Total	**103,670**	**84,710**	**163,647**	**130,683**

The above table includes Reserve for possible lending losses and Reserve for political risks abroad as follows:

Reserve for possible lending losses	23	7	22	7
Reserve for political risks abroad *)	1,325	1,767	1,325	1,767
Total	**1,348**	**1,774**	**1,347**	**1,774**
*) Loan volume	1,694	2,201	1,694	2,201

23 Lending to the general public

	Group		Parent company	
	1999	1998	1999	1998
Remaining maturity				
- payable on demand	64,734	21,636	24,730	24,274
- maximum 3 months	69,626	66,854	61,649	57,571
- 3 months –1 year	45,024	67,308	29,003	52,808
- 1–5 years	122,185	132,442	52,765	44,399
- more than 5 years	41,338	36,193	21,101	20,071
Total	**342,907**	**324,433**	**189,248**	**199,123**

The above table includes Reserve for possible lending losses and Reserve for political risks abroad as follows:

Reserve for possible lending losses	4,141	3,870	3,431	3,476
Reserve for political risks abroad *)		97		97
Total	**4,141**	**3,967**	**3,431**	**3,573**
*) Loan volume		656		656

24 Bonds and other interest-bearing securities[1]

	Group 1999	Group 1998	Parent company 1999	Parent company 1998
Issued by public agencies				
Issued by other borrowers	65,011	34,802	60,426	34,298
Total	**65,011**	**34,802**	**60,426**	**34,298**
Listed securities	65,011	34,802	60,426	34,298
Unlisted securities				
Total	**65,011**	**34,802**	**60,426**	**34,298**
Remaing maturity				
- maximum 1 year	44,692	20,557	43,193	19,985
- maximum 5 years	16,927	10,712	14,168	10,800
- 5 years–maximum 10 years	1,255	3,533	1,052	3,511
- more than 10 years	2,137		2,013	2
Total	**65,011**	**34,802**	**60,426**	**34,298**
Average remaining maturity (years)	1.60	1.81	1.55	1.86
Positive difference between book values and nominal amounts	642	1,816	583	1,816
Negative difference between book values and nominal amounts	-1,635	-1,861	-1,514	-1,861

Issuers

	Group 1999			Group 1998		
	Accrued acquisition value	Book value	Market value	Accrued acquisition value	Book value	Market value
Swedish mortgage institutions	765	765	763	5,886	5,886	6,123
Other Swedish issuers;						
- non-financial companies	10	10	10	1,075	1,075	2,190
- other financial companies	1,141	1,141	1,142	1,998	1,998	1,033
Other foreign issuers	1,026	1,026	1,025	912	912	912
Fixed assets	**2,942**	**2,942**	**2,940**	**9,871**	**9,871**	**10,258**
of which subordinated (debentures)	1,650	1,650	1,650	1,670	1,670	1,667
Swedish mortgage institutions	19,107	19,189	19,189	3,145	3,156	3,156
Other Swedish issuers						
- non-financial companies	1,356	1,380	1,380	811	805	805
- other financial companies	1,280	1,280	1,280	1,101	1,102	1,102
Other foreign issuers	40,345	40,220	40,220	19,913	19,868	19,868
Current assets	**62,088**	**62,069**	**62,069**	**24,970**	**24,931**	**24,931**
of which subordinated (debentures)	19	19	19	139	139	139
Total	**65,030**	**65,011**	**65,009**	**34,841**	**34,802**	**35,189**

	Parent company 1999			Parent company 1998		
	Accrued acquisition value	Book value	Market value	Accrued acquisition value	Book value	Market value
Swedish mortgage institutions	229	229	229	5,391	5,391	5,597
Other Swedish issuers;						
- non-financial companies	10	10	10	1,075	1,075	2,190
- other financial companies	1,141	1,141	1,142	1,998	1,998	1,033
Other foreign issuers	938	938	938	810	810	810
Fixed assets	**2,318**	**2,318**	**2,319**	**9,274**	**9,274**	**9,630**
of which subordinated (debentures)	1,650	1,650	1,650	1,670	1,670	1,667
Swedish mortgage institutions	22,581	22,677	22,677	3,991	4,003	4,003
Other Swedish issuers;						
- non-financial companies	1,356	1,380	1,380	790	783	783
- other financial companies	980	980	980	1,101	1,102	1,102
Other foreign issuers	33,167	33,071	33,071	19,186	19,136	19,136
Current assets	**58,084**	**58,108**	**58,108**	**25,068**	**25,024**	**25,024**
of which subordinated (debentures)	19	19	19	139	139	139
Total	**60,402**	**60,426**	**60,427**	**34,342**	**34,298**	**34,654**

1) Detailed information about criteria used to classify these securities is provided under Accounting principles.

25 Shares and participations[1)]

	Group 1999	Group 1998	Parent company 1999	Parent company 1998
Listed securities	7,182	2,274	5,066	1,905
Unlisted securities	1,190	958	731	670
Total	**8,372**	**3,232**	**5,797**	**2,575**
A. Trading portfolio/investment shares	6,776	1,695	5,092	1,459
B. Shares and participations taken over for protection of claims	544	871	95	611
C. Other shares and participations	1,052	666	610	505
Total	**8,372**	**3,232**	**5,797**	**2,575**

A. Trading portfolio/investment shares

	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
Trading portfolio shares			4,916.3	0.0	
* Ben Rad AB, Stockholm	SEK	0.1	2.0	0.0	9
* Bluetail AB, Stockholm	SEK	0.0	4.2	0.0	10
FR Fastighetsrenting AB, Stockholm	SEK	2.4	27.0	14.5	6
* Goodfood & Readymeals GFR AB, Stockholm	SEK	0.2	7.0	0.0	3
* Gordion AB, Halmstad	SEK	2.2	1.9	0.0	5
* Hassbjer Micro Systems AB, Halmstad	SEK	0.2	23.3	0.0	5
* Labwell AB, Uppsala	SEK	0.1	20.0	0.0	1
* Neoventa Medical AB, Göteborg	SEK	0.2	12.5	0.0	10
* Nordic Windpower AB, Täby	SEK	0.2	2.0	0.0	4
* Novator AB, Stockholm	SEK	0.0	1.5	0.0	2
* Prodacapo AB, Örnsköldsvik	SEK	0.0	11.5	0.0	10
* Pyrosequencing AB, Uppsala	SEK	0.5	20.0	0.0	3
* Robulux AB, Lidingö	SEK	0.5	10.0	0.0	4
* Stöldskyddsregistret SR AB, Helsingborg	SEK	0.8	17.9	0.0	36
* Time Care AB, Stockholm	SEK	0.1	9.0	0.0	12
Scandinavian EQT Partners Ltd, Guernsey	GBP	0.0	5.6	1.9	5
Parent company holdings			**5,091.7**	**16.4**	
*) investment shares					
Trading portfolio shares			1,684.3	48.3	
Holdings of subsidiaries			**1,684.3**	**48.3**	
Group holdings			**6,776.0**	**64.7**	

The trading portfolio of the parent company included no SEB shares at year end.

B. Shares and participations taken over for the protection of claims*)

	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
Fastighetsaktiebolaget Bonifazius	SEK	3.4	1.0	0.0	2
FR Fastighetsrenting AB, Stockholm	SEK	2.4	29.5	15.9	25
Gamlestaden Intressenter AB, Göteborg	SEK	0.0	0.0	0.0	17
IFA Ship AB, Stockholm	SEK	0.1	0.1	0.0	100
Bicicletas Monark S/A, Sao Paulo	USD	0.0	51.2	0.0	10
Coronado 2 Holding BV, Amsterdam	NLG	0.0	0.0	0.0	100
Raffles Holding, Cayman Islands	GBP	1.0	13.8	0.0	0
Parent company holdings			**95.6**	**15.9**	
Activum Fastighetsutveckling AB	SEK	1.4	9.0	0.0	28
Evidentia Fastighets AB	SEK	139.1	285.2	0.0	44
Forsviksbolagen AB	SEK	0.4	0.4	0.0	0
Piren AB, convertibles	SEK	100.0	105.3	0.0	4
Wihlborgs Fastigheter AB	SEK	12.2	48.6	0.0	1
Holdings of subsidiaries			**448.5**	**0.0**	
Group holdings			**544.1**	**15.9**	

*) Holdings in these companies have been reported as shares and participations taken over in connection with loan foreclosures rather than as shares and participations in associated companies, despite the fact that they amount to at least 20 per-cent. Pledges taken over are valued at the lower of cost or market, which means that a consolidation, using the equity method, does not theoretically have any impact on the Group's shareholders' equity as long as there are no surplus values in the holdings.

Note 25 ctd. Shares and participations

C. Other shares and participations

	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
Adacra AB, Stockholm	SEK	0.1	5.1	0.0	10
Brf Centrum, Hofors	SEK	0.0	0.0	0.0	0
Brf Falken, Malmö	SEK	0.0	11.2	0.0	0
Brf Fältprästen 3, Stockholm	SEK	0.0	1.7	0.0	0
Brf Karl XV:s Port, Stockholm	SEK	0.0	0.3	0.0	0
Brf Mellanheden, Malmö	SEK	0.0	0.1	0.0	0
Brf Munklägret, Stockholm	SEK	0.0	1.2	0.0	0
Brf Oxen Mindre, Stockholm	SEK	0.0	2.5	0.0	0
Brf Riksbyggen Götenehus Nr 1	SEK	0.0	0.2	0.0	0
Brf Rådjuret, Stockholm	SEK	0.0	3.8	0.0	0
Brf Räfsan 13, Stockholm	SEK	0.0	0.4	0.0	0
Brf Tellusborg, Stockholm	SEK	0.0	0.4	0.0	0
Brf Vedbäraren 19, Stockholm	SEK	0.0	4.6	0.0	0
Fastighets AB Inedal, Stockholm	SEK	0.8	1.7	0.0	6
KontoCentralen AB, Stockholm	SEK	0.0	0.0	0.0	17
OM Gruppen AB, Stockholm	SEK	4.5	4.6	10.2	3
Svensk Exportkredit AB, Stockholm	SEK	126.0	361.0	120.1	18
Adela Investment Company S.A. Luxembourg	USD	2.8	0.0	0.0	3
Amagerbanken A/S, Copenhagen	DKK	30.9	93.1	0.0	16
Banco Finasa de Investimento, Sao Paolo	BRL	127.2	0.0	0.5	4
Chicago Metal Exchange	USD	0.0	37.2	0.0	0
CLS Services Ltd, London	USD	2.5	22.3	0.4	0
EAC Investco Ltd, Guernsey	GBP	0.0	39.8	0.6	0
EBA Clearing Company, Paris	EUR	0.0	0.0	0.0	0
Euroclear Clearance System Public Ltd Co, Zürich	USD	0.1	5.7	2.5	4
Euroclear Clearance System S.C., Brussels	BEF	0.0	0.0	0.0	0
Helsingfors Fondbörs, Helsinki	FIM	0.6	0.9	0.0	1
Ind Credit & Investment Co of India (ICICI), Bombay	INR	0.6	0.0	0.1	0
International Petroleum Exchange	GBP	0.0	1.7	0.0	0
København Fondbörs, Copenhagen	DKK	0.1	0.1	0.0	0
London Clearing House Ltd.	GBP	0.2	4.1	0.0	0
London Interbank Financial Futures Exchange (LIFFE)	GBP	0.1	5.9	0.0	0
Norsk Tillitsmann AS, Oslo	NOK	0.5	0.6	0.1	5
NRC Business Company Ltd, Bangkok	THB	0.0	0.0	0.0	12
S.W.I.F.T., Brussels	BEF	3.5	0.0	0.0	1
SIFIDA, Luxembourg	USD	0.2	0.0	0.0	1
Parent company holdings			**610.2**	**134.5**	
Skandinaviska Enskilda EBS, Ltd	USD	17.0	145.0	0.0	6
European Acquisition Capital Ltd. Partnership 1	EUR	0.2	1.7	0.0	2
EAC Fund II	EUR	0.2	2.1	0.0	0
Anker NV	EUR	0.3	2.9	0.0	0
MW Group	EUR	0.3	2.8	0.0	1
Eton Town House Group Ltd	EUR	0.3	2.2	0.0	2
Liquiditäts Konsortialbank	DEM	0.3	1.0	0.0	0
Deutsche Börse AG	DEM	0.0	0.4	0.3	0
Frigoscandia	DEM	0.2	0.7	0.1	1
Atlantic	DEM	0.0	0.2	0.0	1
Stora Beteiligungen GmbH	DEM	0.0	0.1	0.0	0
Esco Holding AS	EEK	118.5	64.8	0.0	12
AS Tallegg	EEK	27.8	15.2	0.0	18
Tallinna Väärtpaberbörs	EEK	0.4	0.2	0.0	14
Väärtpaberite Keskdeposit.	EEK	0.4	0.2	0.0	14
Ühendatud Kapital	EEK	12.6	6.9	0.0	18
Other			195.7	0.0	
Holdings of subsidiaries			**442.1**	**0.4**	
Group holdings			**1,052.3**	**134.9**	

1) Detailed information about criteria used to classify these securities is provided under Accounting principles.

26 Shares and participations in associated companies[1]

	Group 1999	Group 1998	Parent company 1999	Parent company 1998
Listed securities	578	161	1,173	161
Unlisted securities	537	193	309	48
Total	**1,115**	**354**	**1,482**	**209**
of which, holdings in credit institutions	653	190	1,202	190

	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
Bankgirocentralen BGC AB, Stockholm	SEK	16.7	3.6	3.2	33
Bankomatcentralen AB, Stockholm	SEK	0.1	0.2	0.0	22
Privatgirot AB, Stockholm	SEK	0.3	0.3	0.0	28
Svensk Bostadsfinansiering AB, BOFAB, Stockholm	SEK	25.0	29.3	0.0	50
Upplysningscentralen UC AB, Stockholm	SEK	0.3	0.3	0.0	27
Värdepapperscentralen VPC AB, Stockholm	SEK	14.8	206.2	0.0	25
Eesti Ühispank, Tallinn	EEK	314.2	643.9	0.0	47
Scandinavian Banking Partners Holding A/S Copenhagen	DKK	0.1	0.1	0.0	25
Self Trade SA, Paris	EUR	3.1	69.9	0.0	34
Vilniaus Bankas, Vilnius	LTL	63.0	528.6	6.5	42
Parent company holdings			**1,482.4**	**9.7**	
Eesti Ühispank, Tallinn	EEK	19.6	28.0	0.0	3
Livförsäkringsaktiebolaget SEB Trygg Liv	SEK	25.0	25.0	0.0	100
Export Leasing	USD	0.3	1.8	0.0	25
Gyllenberg Asset Management Ab	EUR	1.0	8.2	0.0	30
Gamla Livförsäkringsaktiebolaget SEB Trygg Liv	SEK	24.9	24.9	0.0	100
Nya Livförsäkringsaktiebolaget SEB Trygg Liv	SEK	100.0	100.0	0.0	100
A/S Forsikringsselskabet Codan Link	DKK	14.7	22.3	0.0	49
Pankade Kaardikeskus	EEK	3.2	2.5	0.0	40
Eesti Liisingkeskus	EEK	0.4	0.7	0.0	33
Optiva Pank	EEK	84.2	45.1	0.0	21
Reval Auto AS	EEK	5.8	3.2	0.0	33
Oranien Hotel Betriebs GmbH	DEM	0.5	2.2	0.0	100
Besam Grundstücksverwaltung GmbH & Co KG	DEM	0.0	0.0	0.0	100
SL Secundus Grundstücksverwaltung GmbH & Co KG	DEM	0.0	0.0	0.0	100
Holdings of subsidiaries			**263.9**	**0.0**	
Group adjustment			-631,7	-6,5	
Group holdings			**1,114.6**	**3.2**	

1) Detailed information about criteria used to classify these securities is provided under Accounting principles.

27 Shares and participations in Group companies[1]

	Parent company 1999	Parent company 1998
A. Swedish subsidiaries	16,744	18,258
B. Foreign subsidiaries	4,669	3,120
Total	**21,413**	**21,378**
of which, holdings in credit institutions	8,694	6,764

A. Swedish subsidiaries

	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
Aktiv Placering AB, Stockholm	SEK	0.1	0.1	0.0	100
Diners Club Nordic AB, Stockholm	SEK	5.7	205.9	0.0	100
Enskilda Securities Holding AB, Stockholm	SEK	50.1	250.0	187.4	100
Enskilda Securities Holding AB, Stockholm, subordinated debenture loan	SEK	150.0	150.0	0.0	100
Eurocard AB, Stockholm	SEK	5.0	8.4	0.0	100
Försäkringsaktiebolaget SE Captive, Stockholm	SEK	100.0	100.0	0.0	100
Scandinavian Securities AB, Stockholm	SEK	0.1	18.3	0.0	100
SEB AB, Stockholm	SEK	1,176.5	2,111.8	0.0	100
SEB Baltic Holding AB, Stockholm	SEK	14.0	14.0	0.0	100
SEB Portföljförvaltning AB, Stockholm [2]	SEK	2.0	142.5	19.2	100
SEB BoLån AB, Stockholm	SEK	200.0	2,433.9	0.0	100

Note 27 ctd. Shares and participations in Group companies

	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
SEB BoLån AB, Stockholm, subordinated debenture loan	SEK	2,175.0	2,175.0	0.0	100
SEB Fastigheter AB, Stockholm	SEK	2.4	2.4	-97.5	100
SEB Finans AB, Stockholm	SEK	225.0	145.0	0.0	100
SEB Fondholding AB, Stockholm	SEK	21.0	572.0	0.0	100
SEB Invest AB, Stockholm	SEK	5.0	5.0	0.0	100
SEB Kort AB, Stockholm	SEK	50.0	60.0	0.0	100
Skandinaviska Kreditaktiebolaget, Stockholm	SEK	0.1	0.1	0.0	100
Trygg Hansa AB, Stockholm	SEK	695.1	8,350.1	3,484.0	100
Total			**16,744.5**	**3,593.1**	

2) The name is being changed into SEB Bankfastigheter Holding AB

B. Foreign subsidiaries

	Currency	Nom. Amount	Book value	Dividend	Voting rights, %
Ane Gyllenberg Ab, Helsinki	FIM	409	383.8	15.3	100
Codan Bank A/S, Copenhagen	DKK	500	879.0	0.0	100
Enskilda España S.A., Madrid	ESP	15	0.0	0.0	100
Enskilda Securities Holding AB, Stockholm, subordinated debenture loan	EUR	11	99.9	0.0	100
Enskilda Securities Inc, New York	USD	0	0.0	31.2	100
Enskilda Securities S.A., Paris	FRF	27	42.6	0.0	100
FinansSkandic Leasing (SEA) Pte Ltd, Singapore	SGD	0	0.4	0.0	100
Interscan Servicos de Consultoria Ltda, Sao Paulo	BRL	2	0.0	0.0	100
Latvijas Unibanka, Riga	LVL	19	342.0	0.0	50
Latvijas Unibanka, Riga, subordinated debenture loan	USD	17	148.3	0.0	50
Oy GAMM Holding Ab, Helsinki	FIM	0	42.4	0.0	58
Rosenkrantz Investment Management A/S, Oslo	NOK	5	19.4	15.0	100
Scandinavian Finance BV, Amsterdam	NLG	2	8.4	0.0	100
SEB Asset Management America Inc, Stamford	USD	0	101.1	10.6	100
SEB Asset Management Fondsmaeglerselskab A/S Copenhagen	DKK	6	41.6	0.0	69
SEB Fondadministration A/S, Copenhagen	DKK	1	1.8	0.0	100
SEB Fundusz TFI SA, Warzsaw	PLN	17	15.0	0.0	100
SEB Investment Management AG, Zürich	CHF	0	32.6	0.0	100
Skandinaviska Enskilda Banken South East Asia Ltd, Singapore	SGD	40	191.3	0.0	100
Skandinaviska Enskilda Banken AG, Frankfurt	DEM	81	579.6	45.7	100
Skandinaviska Enskilda Banken AG, Frankfurt subordinated debenture loan	DEM	50	232.2	0.0	100
Skandinaviska Enskilda Banken Corporation, New York	USD	20	249.0	0.0	100
Skandinaviska Enskilda Banken Funding Inc, Delaware	USD	0	0.1	0.0	100
Skandinaviska Enskilda Banken Luxembourg S.A.	LUF	1,460	369.4	0.0	100
Skandinaviska Enskilda Ltd, London	GBP	49	880.4	354.3	100
Skandinaviska Enskilda Reinsurance, Luxembourg	LUF	50	8.2	0.0	100
Tove Tvedt Larsen A/S, Bergen	NOK	0	0.3	0.0	100
Total			**4,668.8**	**472.1**	
Parent company holdings			**21,413.3**	**4,065.2**	

Information about the corporate registration numbers of the subsidiaries is available upon request.

1) Detailed information about criteria used to classify these securities is provided under Accounting principles.

28 Assets in non-life insurance operations[1]

	Group	
	1999	1998
Investment assets	4,418	26,660
Other claims and assets	452	9,240
Total	**4,870**	**35,900**

1) Run-off and reinsurance business.

29 Intangible fixed assets

	Group 1999	Group 1998	Parent company 1999	Parent company 1998
Goodwill	9,909	9,920		
Other intangible fixed assets	347	309	71	
Total	**10,256**	**10,229**	**71**	

The change in book value of intangible fixed assets during the year appears from the following table:

	Group Goodwill	Group Other intangible assets	Group Total	Parent company Goodwill	Parent company Other intangible assets	Parent company Total
Acquisition value						
Opening balance	11,621	360	11,981			
Acquisitions during the year	815	88	903		99	99
Group adjustments	415		415			
Sales during the year	-790		-790			
Closing balance	**12,061**	**448**	**12,509**		**99**	**99**
Accumulated depreciations						
Opening balance	-1,546	-51	-1,597			
Current year's depreciation, subsidiaries	-578	-50	-628		-28	-28
Current year's depreciation, associated companies	-12		-12			
Group adjustments	-51		-51			
Accumulated depreciation on current year's sales	35		35			
Closing balance	**-2,152**	**-101**	**-2,253**		**-28**	**-28**
Book value	**9,909**	**347**	**10,256**		**71**	**71**

30 Tangible assets

	Group 1999	Group 1998	Parent company 1999	Parent company 1998
Office equipment	1,468	1,308	314	499
Equipment leased to clients			7,374	3,896
Properties for own operations	904	275	8	4
Properties taken over for protection of claims	82	160	1	7
Total	**2,454**	**1,743**	**7,697**	**4,406**

Net operating earnings from properties taken over for protection of claims

	Group 1999	Group 1998	Parent company 1999	Parent company 1998
External income	2	5		2
Operating costs				
Total	**2**	**5**		**2**

Assets taken over for protection of claims

	Group 1999	Group 1998	Parent company 1999	Parent company 1998
Buildings and land	82	160	1	7
Shares and participations	544	871	95	611
Total	**626**	**1,031**	**96**	**618**

The change in book value of tangible assets during the year appears from the following table:

Group, 1999

	Office equipment	Equipment leased to clients	Properties for own operations	Properties taken over for protection of claims	Total
Acquisition value					
Opening balance	3,166		330	160	3,656
Acquisitions/purchases during the year	637		115		752
Group adjustments	622		639	1	1,262
Sales/disposals during the year	-307		-44	-79	-430
Closing balance	**4,118**		**1,040**	**82**	**5,240**

Note 30 ctd. Tangible assets

Accumulated depreciation					
Opening balance	-1,857		-55		-1,912
Current year's depreciation	-524		-30		-554
Group adjustments	-320		-51		-371
Accumulated depreciation on sales/disposals	51				51
Closing balance	**-2,650**		**-136**		**-2,786**
Book value	**1,468**		**904**	**82**	**2,454**
Tax value, properties			294		
of which, buildings			228		

Parent company, 1999

	Office equipment	Equipment leased to clients	Properties for own operations	Properties taken over for protection of claims	Total
Acquisition value					
Opening balance	2,121	4,040	4	1	6,166
Acquisitions/purchases during the year	117	3,572	4		3,693
Sales/disposals during the year	-174				-174
Closing balance	**2,064**	**7,612**	**8**	**1**	**9,685**
Accumulated depreciations					
Opening balance	-1,622	-144			-1,766
Current year's depreciation [1]	-144	-94			-238
Accumulated depreciation on sales/disposals	16				16
Closing balance	**-1,750**	**-238**			**-1,988**
Book value	**314**	**7,374**	**8**	**1**	**7,697**
Tax value, properties			8		
of which, buildings			3		

1) Equipment leased to clients is depreciated in annuities, based on a conservatively estimated residual value at the end of the contract period. For leased equipment that cannot be sold in a functioning market, the scheduled residual value is zero at the end of the contract period. Any surplus resulting from the sale of leased equipment is reported under Other income.

31 Other assets

	Group		Parent company	
	1999	1998	1999	1998
Tax claim	543	599	430	506
Claims on securities settlement proceeds	9,528	3,142	5,536	3,142
Market value, derivatives	44,035	51,892	43,847	51,885
Other	7,370	3,727	15,081	18,796
Total	**61,476**	**59,360**	**64,894**	**74,329**

32 Prepaid expenses and accrued income

	Group		Parent company	
	1999	1998	1999	1998
Prepaid expenses	2,230	2,402	2,034	2,367
Accrued interest	11,564	14,484	11,461	13,433
Total	**13,794**	**16,886**	**13,495**	**15,800**

33 Liabilities to credit institutions

	Group		Parent company	
	1999	1998	1999	1998
Remaining maturity				
- payable on demand	8,960	20,151	8,731	25,151
- maximum 3 months	95,433	76,887	101,158	76,417
- 3 months–1 year	10,594	50,874	9,829	49,666
- 1–5 years	2,073	1,379	1,305	2,175
- more than 5 years	714	368	578	467
Total	**117,774**	**149,659**	**121,601**	**153,876**

34 Deposits and borrowing from the general public

	Group		Parent company	
	1999	1998	1999	1998
Remaining maturity				
- on demand	187,253	154,679	186,105	154,679
- maximum 3 months	61			
- 3 months–1 year	38			
- 1–5 years	164			
- more than 5 years	286			
Deposits [1]	**187,802**	**154,679**	**186,105**	**154,679**
Remaining maturity				
- on demand	10,522	14,407	87	14,979
- maximum 3 months	25,454	13,603	28,304	11,125
- 3 months–1 year	3,739	1,765	3,020	1,671
- 1–5 years	723	263	292	178
- more than 5 years	1,294	3,184	919	3,173
Borrowing	**41,732**	**33,222**	**32,622**	**31,126**
Total	**229,534**	**187,901**	**218,727**	**185,805**

1) Only account balances covered by the Deposit Guarantee are reported as deposits. The amount refers to the total account balance without considering the limitation in terms of amount that is applicable to the Deposit Guarantee and fee bases.

35 Securities issued, etc

	Group		Parent company	
	1999	1998	1999	1998
Commercial paper	747	2,016	747	1,370
Certificates of deposit	50,400	51,567	43,700	48,867
Bond loans	70,996	79,469	15,917	17,410
Total	**122,143**	**133,052**	**60,364**	**67,647**
Remaining maturity				
- maximum 1 year	23,759	13,398	4,020	2,390
- 1–5 years	43,171	58,372	10,902	12,869
- 5–10 years	3,562	7,111	491	1,563
- more than 10 years	504	588	504	588
Bond loans	**70,996**	**79,469**	**15,917**	**17,410**
Average remaining maturity (years)	2.10	3.44	2.22	2.72
Remaining maturity				
- on demand	3,687	841	3,687	841
- maximum 3 months	34,149	36,347	27,450	33,001
- 3 months–1 year	12,971	15,670	12,971	15,670
- 1–5 years		402		402
- more than 5 years	340	323	339	323
Other debt instruments issued	**51,147**	**53,583**	**44,447**	**50,237**
Total	**122,143**	**133,052**	**60,364**	**67,647**

Note 35 ctd. Securities issued, etc.

Bond loans, issued by Parent company	Currency	Original nom. amount	Book value	Rate of interest, %
1996/2000	DEM	100.0	437.3	4.980
1995/2000	DEM	75.0	328.0	2)
1997/2000	DEM	50.0	218.7	2)
1997/2000	FIM	200.0	0.0	4.530
1996/2000	GBP	25.0	344.4	2)
1999/2000	JPY	1000.0	83.4	3.500
1999/2000	JPY	1000.0	83.4	0.050
1998/2000	NOK	250.0	265.6	5.000
1997/2000	SEK	304.5	278.9	1)
1997/2000	SEK	213.5	189.3	1)
1997/2000	SEK	186.0	163.2	1)
1997/2000	SEK	96.2	76.8	1)
1997/2000	SEK	85.4	78.7	1)
1997/2000	SEK	80.7	73.9	1)
1997/2000	SEK	62.7	58.0	1)
1999/2000	SEK	44.8	8.4	1)
1997/2000	SEK	38.1	34.4	1)
1997/2000	SEK	31.2	25.6	1)
1999/2000	SEK	28.5	28.5	1)
1999/2000	SEK	25.0	25.0	1)
1999/2000	SEK	24.8	14.5	1)
1999/2000	SEK	24.2	23.4	1)
1996/2000	USD	30.0	255.8	2)
1997/2000	USD	25.0	213.1	2)
1997/2000	USD	25.0	85.3	2)
1997/2000	USD	25.0	213.1	6.250
1998/2000	USD	25.0	213.1	2)
1998/2000	USD	13.5	115.1	1)
1996/2000	USD	10.0	85.3	2)
1998/2001	ATS	80.0	49.7	4)
1991/2001	DEM	30.0	122.6	0.000
1998/2001	GBP	5.0	68.9	1)
1991/2001	JPY	5000.0	416.8	1)
1995/2001	JPY	5000.0	266.8	2)
1997/2001	JPY	3000.0	250.1	1.380
1997/2001	JPY	2000.0	166.7	2)
1999/2001	JPY	1000.0	83.4	0.100
1997/2001	NOK	58.5	56.9	1)
1997/2001	NOK	15.0	15.9	1)
1998/2001	SEK	465.5	437.6	1)
1998/2001	SEK	330.9	306.9	1)
1998/2001	SEK	286.7	227.3	1)
1999/2001	SEK	200.0	200.0	3.850
1999/2001	SEK	57.9	57.9	1)
1999/2001	SEK	50.0	50.0	1)
1999/2001	USD	10.0	85.3	5.540
1997/2002	DEM	120.0	524.8	2)
1997/2002	DEM	75.0	328.0	4.880
1997/2002	DEM	50.0	218.7	2)
1997/2002	DEM	50.0	218.7	5.370
1998/2002	DEM	30.0	131.2	2)
1999/2002	EUR	50.0	427.7	2)
1997/2002	ITL	10000.0	44.2	4)
1997/2002	ITL	10000.0	44.2	4)
1997/2002	NOK	575.0	610.8	2)
1999/2002	NOK	32.0	34.0	1)
1997/2002	NOK	14.8	15.7	1)
1999/2002	SEK	272.7	271.8	1)
1999/2002	SEK	261.0	258.1	1)
1998/2002	SEK	220.0	195.3	0.000
1997/2002	SEK	200.0	200.0	2)
1999/2002	SEK	197.5	195.5	1)
1999/2002	SEK	155.4	151.8	1)
1998/2002	SEK	116.8	113.3	1)
1997/2002	SEK	100.0	100.0	2)
1997/2002	SEK	50.0	50.0	6.160
1999/2002	SEK	47.6	47.6	1)
1999/2002	SEK	26.0	25.6	1)
1998/2002	SEK	20.0	20.0	1)
1997/2002	USD	25.0	213.1	2)
1997/2002	USD	20.0	170.5	2)
1997/2002	USD	20.0	170.5	2)
1998/2003	DEM	75.0	328.0	4.830
1998/2003	DEM	70.0	306.1	2)
1998/2003	DEM	50.0	218.7	2)

Note 35 ctd. Securities issued, etc.

1998/2003	DEM	30.0	131.2	2)
1998/2003	GBP	20.0	275.5	2)
1998/2003	GBP	20.0	275.5	7.680
1996/2003	GBP	10.0	137.7	7.920
1998/2003	ISK	250.0	29.4	1)
1998/2003	NOK	39.9	42.3	1)
1997/2003	NOK	35.6	37.8	1)
1998/2003	NOK	22.2	23.6	1)
1997/2003	NOK	16.6	17.6	1)
1998/2003	NOK	9.0	9.6	1)
1998/2003	SEK	300.0	300.0	2)
1998/2003	SEK	69.6	63.8	1)
1998/2003	SEK	10.2	10.2	2)
1998/2003	USD	7.0	59.7	2)
1997/2004	DEM	100.0	437.3	2)
1998/2004	DEM	20.0	87.5	2)
1999/2004	EEK	50.0	27.3	9.000
1999/2004	EUR	5.5	47.0	1)
1999/2004	EUR	3.0	25.7	1)
1998/2004	GBP	15.0	206.6	2)
1997/2004	SEK	100.0	100.0	6.780
1998/2004	SEK	60.0	60.0	1)
1998/2005	FIM	11.0	15.8	1)
1998/2005	FIM	10.0	14.4	1)
1998/2006	FIM	100.0	143.9	1)
1998/2006	FIM	32.0	46.0	1)
1997/2007	NOK	400.0	270.5	0.000
1993/2033	USD	300.0	504.1	8.110
Summa			**15,916.9**	

1) Index 2) FRN, Floating Rate Note 3) VRN, Variable Rate Note 4) Formula

36 Liabilities in non-life insurance operations[1]

	Group	
	1999	1998
Technical provisions	2,826	11,960
Other provisions and liabilities	259	7,126
Total	**3,085**	**19,086**

1) Run-off and reinsurance business.

37 Other liabilities

	Group		Parent company	
	1999	1998	1999	1998
Tax liability	793	288	11	
Securities settlement proceeds, liabilities	19,304	11,296	15,125	11,194
Cashier's cheques	3,477	2,647	3,468	2,647
Market value, derivatives	42,050	51,027	42,018	51,011
Interim shares [1]	4,067		4,067	
Other liabilities	30,603	19,562	30,060	20,686
Total	**100,294**	**84,820**	**94,749**	**85,538**

1) Subscribed but not registered shares. See also note 43.

38 Accrued expenses and prepaid income

	Group		Parent company	
	1999	1998	1999	1998
Accrued interest	12,191	15,245	10,626	12,801
Prepaid income	2,349	1,951	1,310	1,412
Total	**14,540**	**17,196**	**11,936**	**14,213**

39 Provisions

	Group		Parent company	
	1999	1998	1999	1998
Deferred tax liability	3,562	4,201	270	403
Reserve for off-balance-sheet items	134	210	133	210
Restructuring reserve	556	1,201	364	656
Other provisions	797	473		
Total	**5,049**	**6,085**	**767**	**1,269**

40 Subordinated liabilities

	Group		Parent company	
	1999	1998	1999	1998
Debenture loans	5,525	6,393	5,224	5,631
Debenture loans, zero-coupon	1,996	1,851	1,996	1,851
Debenture loans, perpetual	18,361	15,766	18,340	15,576
Total	**25,882**	**24,010**	**25,560**	**23,058**

Parent company

Debenture loans	Currency	Original nom. amount	Book value	Rate of interest, %
1990/2000	CHF	100.0	272.2	7.125
1990/2000	DEM	200.0	527.4	9.000
1990/2000	GBP	12.0	165.3	1)
1991/2001	CHF	100.0	126.5	7.250
1992/2002	USD	400.0	1,074.0	8.450
1990/2005	AUD	200.0	1,113.8	6.000
1990/2005	DKK	300.0	241.6	9.000
1990/2005	DKK	25.0	28.8	9.000
1994/2009	USD	200.0	1,674.5	6.875
Total			**5,224.1**	
Debenture loans, zero-coupon				
1991/2001	JPY	8,902.6	383.5	0.000
1991/2001	SEK	1,000.0	837.9	0.000
1992/2002	SEK	1,000.0	774.3	0.000
Total			**1,995.7**	
Debenture loans, perpetual				
1990	DEM	170.0	446.1	
1990	USD	100.0	511.6	1)
1991	DKK	350.0	322.2	2)
1995	JPY	15,000.0	1,250.4	3.600
1995	JPY	10,000.0	833.6	4.400
1996	GBP	100.0	1,377.5	9.040
1996	JPY	5,000.0	412.1	1)
1996	USD	150.0	1,278.9	6.625
1996	USD	150.0	1,278.9	1)
1996	USD	150.0	1,278.9	8.125
1996	USD	50.0	425.3	1)
1996	USD	50.0	421.5	1)
1997	JPY	15,000.0	1,250.4	5.000
1997	USD	150.0	1,278.9	7.500
1998	USD	500.0	4,263.0	6.50
1999	EUR	200.0	1,710.7	6.750
Total			**18,340.0**	
Debenture loans issued by the parent company			**25,559.8**	
Debenture loans issued by SEB BoLån AB			2,175.0	
Debenture loans issued by other subsidiaries			932.7	
Intra-group holdings			-2,786.0	
Total			**25,881.5**	

1) FRN, Floating Rate Note
2) VRN, Variable Rate Note

41 Minority interests

	Group	
	1999	1998
Latvijas Unibanka	228	
Eesti Ühispank	532	
Minority interests in other companies	47	36
Total	**807**	**36**

42 Untaxed reserves[1]

	Parent company	
	1999	1998
Tax equalisation reserve	301	602
Accrual fund	3,315	2,921
Excess depreciation of office equipment/leased assets	2,939	1,164
Other untaxed reserves	22	25
Total	**6,577**	**4,712**

1) In the balance sheet of the Group untaxed reserves are reclassified partly as deferred tax liability and partly as restricted equity.

The change in untaxed reserves of the parent company during the year is shown in the following table:

Parent company, 1999

	Tax equalisation reserve	Accrual fund	Excess depreciation	Other untaxed reserves	Total
Opening balance	602	2,921	1,164	25	4,712
Appropriations		394	1,775		2,169
Reversals	-301			-5	-306
Exchange rate difference				2	2
Closing balance	**301**	**3,315**	**2,939**	**22**	**6,577**

43 Shareholders' equity

	Group		Parent company	
	1999	1998	1999	1998
Share capital [1]	5,882	5,882	5,882	5,882
562,553,128,Series A shares, nom value SEK 10 each				
25,692,934,Series C shares, nom. value SEK 10 each				
Reserve fund and other restricted reserves	18,352	16,819	9,183	9,183
Equity fund [2]	51			
Translation difference	576	455		
Reserve for unrealised gains	863	1,114	694	1,008
Restricted equity	**25,724**	**24,270**	**15,759**	**16,073**
Group contributions [3]			1,544	3,303
Tax on Group contributions, net [3]			-432	-925
Translation difference	24	98		
Profit brought forward	2,674	1,740	4,226	2,592
Result for the year	4,584	4,326	1,197	1,001
Non-restricted equity	**7,282**	**6,164**	**6,535**	**5,971**
Total	**33,006**	**30,434**	**22,294**	**22,044**

1) Subscribed and paid shares in Skandinaviska Enskilda Banken's rights issue in December 1999 are, in accordance with the instructions of the Financial Supervisory Authority, accounted for as Other liabilities (note 36) until the new share issue has been registered by the Financial Supervisory Authority.
2) Non-distributed profit share in associated companies is accounted for as restricted equity, as it, from the Group's point of view, is not available for dividend distribution.
3) In accordance with the opinion of the emergency group of the Swedish Financial Accounting Standards Council, Group contributions are reported in the parent company directly under Shareholders' equity.

Reserve for unrealised gains

Shares and participations	169	11		
Interest-bearing securities	157	56	157	55
Other	537	1,047	537	953
Total	**863**	**1,114**	**694**	**1,008**

	Group		Parent company	
Change in shareholders' equity	Restricted equity	Non-restricted equity	Restricted equity	Non-restricted equity
Opening balance	24,270	6,164	16,073	5,971
Dividend to shareholders		-2,059		-2,059
Equity fund	51	-51		
Reserve for unrealised gains	-251	251	-314	314
Group contributions				1,544
Tax on Group contributions				-432
Transfer, non-restricted/restricted equity	1,533	-1,533		
Translation difference	121	-74		
Result for the year		4,584		1,197
Closing balance	**25,724**	**7,282**	**15,759**	**6,535**

44 Collateral pledged for own liabilities

	Group		Parent company	
	1999	1998	1999	1998
Lending [1]	2,741	1,288	2,576	1,288
Bonds	51,443	44,386	50,658	40,855
Repos	38,780	53,996	38,780	47,776
Mortgages	10	21		
Total	**92,974**	**99,691**	**92,014**	**89,919**

1) The item Lending in the parent company refers to the pledging of SEK 705 M (SEK 911 M) in promissory notes for the benefit of the Swedish Export Credit Corporation.

45 Other collateral pledged

	Group		Parent company	
	1999	1998	1999	1998
Shares in insurance premium funds	57,850	29,027		
Securities loans	10,201	6,627	9,317	6,316
Total	**68,051**	**35,654**	**9,317**	**6,316**

46 Contingent liabilities

	Group		Parent company	
	1999	1998	1999	1998
Guarantee commitments, credits	12,375	17,939	11,956	16,768
Guarantee commitments, other	23,661	24,066	30,814	23,994
Own acceptances	1,167	1,319	943	1,309
Subscription guarantees	123	126	123	123
Total	**37,326**	**43,450**	**43,836**	**42,194**
Approved, but unutilised letters of credit	**6,868**	**5,602**	**6,654**	**5,384**
Total	**44,194**	**49,052**	**50,490**	**47,578**

Other contingent liabilities
The parent company has pledged to the Monetary Authority of Singapore to ensure that its subsidiary bank in Singapore is able to fulfil its commitments. The parent company has pledged to keep the share capital of Diners Club Nordic AB intact at all times. The parent company has issued a deposit guarantee for Skandinaviska Enskilda Banken AG in Germany to the Bundesverband deutscher Banken e.V

47 Commitments

	Group		Parent company	
	1999	1998	1999	1998
Forward securities contracts	37			
Deposits in other banks	412	1,812	412	1,972
Commitments for future payments	**449**	**1,812**	**412**	**1,972**
Guarantee amount relating to liquidity management	5,099	4,842	5,096	4,842
Granted, but non-disbursed loans	34,630	38,673	32,151	35,683
Unutilised part of approved overdraft facilities	39,166	29,158	37,874	28,888
Securities loans	11,188	7,236	11,188	7,236
Other	5,471			
Other commitments	**95,554**	**79,909**	**86,309**	**76,649**
Total	**96,003**	**81,721**	**86,721**	**78,621**

48 Problem loans

	Group 1999	Group 1998	Parent company 1999	Parent company 1998
Doubtful claims	6,988	7,454	5,054	5,108
Claims subject to interest reduction	352	1,195	7	877
Problem loans	**7,340**	**8,649**	**5,061**	**5,985**
Opening balance	-3,877	-3,827	-3,483	-3,495
Losses incurred during the year against reserve	339	544	257	435
Provisions reversed during the year	514	276	408	221
Provision for possible losses	-885	-937	-589	-714
Group adjustments [1]	-226			
Exchange difference	-29	67	-46	70
Reserve for possible lending losses	**-4,164**	**-3,877**	**-3,453**	**-3,483**
Problem loans, net	**3,176**	**4,772**	**1,608**	**2,502**

1) Acquisitions of Codan Bank, Latvijas Unibanka and Eesti Ühispank

	Group 1999	Group 1998	Parent company 1999	Parent company 1998
Nonperforming loans on which interest is reported as income	249	257		
Current yield on problem loans	155	227	145	205
Annual percentage yield on problem loans	2.30	2.57	2.93	3.06
Annual percentage interest on claims that are not problem loans	5.19	6.30	4.80	5.64

49 Derivatives instruments

	Group 1999	Group 1998	Parent company 1999	Parent company 1998
Interest-related	15,053	25,467	15,052	25,536
Currency-related	26,562	26,375	26,551	26,300
Equity-related	2,401	50	2,225	49
Other	19		19	
Positive closing values or nil values	**44,035**	**51,892**	**43,847**	**51,885**
Interest-related	15,429	24,185	15,422	24,401
Currency-related	23,377	26,746	23,373	26,509
Equity-related	3,228	96	3,207	101
Other	16		16	
Negative closing values	**42,050**	**51,027**	**42,018**	**51,011**

		Positive closing values or nil values		Negative closing values	
Group, 1999	Nom. amount	Book value	Market value	Book value	Market value
Options	25,916	155	155	5	5
Futures	1,574,781	992	992	1,002	1,002
Swaps	902,005	13,906	13,906	14,422	14,422
Interest-related	**2,502,702**	**15,053**	**15,053**	**15,429**	**15,429**
of which, cleared	7,797			266	266
Options	37,632	675	675	1	1
Futures	1,082,105	21,270	21,270	18,166	18,165
Swaps	218,942	4,617	6,423	5,210	8,230
Currency-related	**1,338,679**	**26,562**	**28,368**	**23,377**	**26,396**
of which, cleared				4	4
Options	22,171	2,068	2,068	2,432	2,432
Futures	23,409	333	333	796	796
Equity-related	**45,580**	**2,401**	**2,401**	**3,228**	**3,228**
of which, cleared	17,557	262	262	762	762
Futures	264	19	19	16	16
Other	**264**	**19**	**19**	**16**	**16**
of which, cleared	264	19	19		
Total	**3,887,225**	**44,035**	**45,841**	**42,050**	**45,069**
of which, cleared	25,618	281	281	1,048	1,048

Note 49 ctd. Derivatives instruments

		Positive closing values or nil values		Negative closing values	
Group, 1998	Nom. amount	Book value	Market value	Book value	Market value
Options	55,133	170	170	2	2
Futures	1,636,177	1,952	1,952	1,905	1,905
Swaps	689,299	23,345	23,345	22,278	22,278
Interest-related	**2,380,609**	**25,467**	**25,467**	**24,185**	**24,185**
of which cleared	43,007	11	11	325	325
Options	90,425	1,591	1,591		
Futures	1,449,045	21,553	21,553	22,850	22,850
Swaps	278,962	3,231	6,123	3,896	7,560
Currency-related	**1,818,432**	**26,375**	**29,267**	**26,746**	**30,410**
of which cleared					
Options	7,494	49	49	81	81
Futures	1,029	1	1	15	15
Equity-related	**8,523**	**50**	**50**	**96**	**96**
of which cleared	1,421	1	1	84	84
Total	**4,207,564**	**51,892**	**54,784**	**51,027**	**54,691**
of which cleared	44,428	12	12	409	409

Parent company, 1999	Nom. amount	Book value	Market value	Book value	Market value
Options	25,484	155	155	5	5
Futures	1,574,253	991	991	997	997
Swaps	901,791	13,906	13,906	14,420	14,420
Interest-related	**2,501,528**	**15,052**	**15,052**	**15,422**	**15,422**
of which cleared	7,797			266	266
Options	37,632	675	675	1	1
Futures	1,074,771	21,263	21,263	18,161	18,161
Swaps	218,938	4,613	6,419	5,211	8,230
Currency-related	**1,331,341**	**26,551**	**28,357**	**23,373**	**26,392**
of which cleared					
Options	21,076	2,055	2,055	2,411	2,411
Futures	23,330	170	170	796	796
Equity-related	**44,406**	**2,225**	**2,225**	**3,207**	**3,207**
of which cleared	16,398	241	241	741	741
Futures	264	19	19	16	16
other	**264**	**19**	**19**	**16**	**16**
of which cleared	264	19	19	16	16
Total	**3,877,539**	**43,847**	**45,653**	**42,018**	**45,037**
of which cleared	24,459	260	260	1,023	1,023

Parent company, 1998	Nom. amount	Book value	Market value	Book value	Market value
Options	54,750	172	172	1	1
Futures	1,638,391	1,943	1,943	1,904	1,904
Swaps	889,138	23,421	23,421	22,496	22,496
Interest-related	**2,582,279**	**25,536**	**25,536**	**24,401**	**24,401**
of which cleared	18,237	9	9	1	1
Options	90,425	1,591	1,591		
Futures	1,445,133	21,492	21,492	22,850	22,850
Swaps	278,962	3,217	6,109	3,659	7,323
Currency-related	**1,814,520**	**26,300**	**29,192**	**26,509**	**30,173**
of which cleared					

Note 49 ctd. Derivatives instruments

Parent company, 1998	Nom. amount	Positive closing values or nil values Book value	Market value	Negative closing values Book value	Market value
Options	7,493	48	48	81	81
Futures	1,029	1	1	20	20
Equity-related	**8,522**	**49**	**49**	**101**	**101**
of which cleared	1,421	1	1		
Total	**4,405,321**	**51,885**	**54,777**	**51,011**	**54,675**
of which cleared	19,658	10	10	1	1

50 Fair value information

	Group 1999 Book value	Fair value	Group 1998 Book value	Fair value
Current assets				
Cash and Central Bank balances	2,955	2,955	1,367	1,367
Eligible Treasury Bills etc.	28,950	28,950	71,223	71,223
Bonds and other interest-bearing securities	62,069	62,069	24,931	24,931
Shares and participations	7,320	7,320	2,566	2,566
Assets, insurance operations	4,870	4,870	35,900	35,900
Tangible assets	82	82	160	160
Other assets	61,476	63,282	59,360	62,252
Prepaid expenses and accrued income	13,794	13,794	16,886	16,886
Total	**181,516**	**183,322**	**212,393**	**215,285**
Fixed assets				
Cash and Central Bank balances	6,119	6,119	3,271	3,271
Eligible Treasury Bills etc.	454	457	4,693	4,837
Lending to credit institutions	103,670	103,229	84,710	85,880
Lending to the general public	342,907	342,488	324,433	328,849
Bonds and other interest-bearing securities	2,942	2,940	9,871	10,258
Shares and participations	1,052	1,644	666	666
Shares and participations in associated companies	1,115	867	354	786
Shares and participations for account of policyholders	57,852	57,852	37,454	37,454
Intangible fixed assets	10,256	10,256	10,229	10,229
Tangible assets	2,372	2,790	1,583	2,001
Total	**528,739**	**528,642**	**477,264**	**484,231**
Assets	**710,255**	**711,964**	**689,657**	**699,516**
Liabilities and provisions				
Liabilities to credit institutions	117,774	117,036	149,659	150,866
Deposits and borrowings from the general public	229,534	229,185	187,901	188,101
Securities issued, etc.	122,143	122,215	133,052	136,904
Liabilities, insurance operations	3,085	3,085	19,086	19,086
Other liabilities	100,294	104,168	84,820	88,484
Accrued expenses and prepaid income	14,540	14,540	17,196	17,196
Provisions for account of policyholders	58,141	58,141	37,378	37,378
Provisions	5,049	5,049	6,085	6,085
Subordinated liabilities	25,882	25,863	24,010	23,607
Total	**676,442**	**679,282**	**659,187**	**667,707**

The above calculation comprises balance sheet items at fixed rates of interest during fixed periods. This means that all items subject to variable rates of interest, i.e. deposit/lending volumes for which interest terms are market-related, have not been recalculated; the nominal amount is considered to equal a fair value.

When calculating fair values for fixed-interest rate lending, future interest income is discounted with the help of a market interest curve, which has been adjusted for applicable margins on new lending. Correspondingly, fixed-interest rate-related deposits/lending are discounted with the help of the market interest curve, adjusted for relevant margins.

In addition to fixed-rate deposits/lending, adjustments have also been made for surplus values in properties and certain shareholdings.

One effect of this calculation method is that the fair values arrived at in times of falling margins on new lending will be higher than book values, while the opposite is true in times of rising margins. It should furthermore be noted that this calculation does not represent a market valuation of the Group as a company.

51 The parent company's receivables and liabilities towards Group- and associated companies

	Parent company 1999			Parent company 1998		
	Group companies	Associated companies	Total	Group companies	Associated companies	Total
Lending to credit institutions	50,075	48	50,123	50,762	588	51,350
Lending to the general public	5,988	279	6,267	13,609		13,609
Bonds and other interest-bearing securities	3,536		3,536	896	363	1,259
Total	**59,599**	**327**	**59,926**	**65,267**	**951**	**66,218**
Liabilities to credit institutions	9,979	1	9,980	9,406		9,406
Deposits and borrowings from the general public	9,963	22	9,985	6,376	81	6,457
Securities issued etc.	121		121	31		31
Total	**20,063**	**23**	**20,086**	**15,813**	**81**	**15,894**

52 Information regarding rental contracts for premises

	Group		Parent company	
	1999	1998	1999	1998
1999		508		251
2000	787	501	687	251
2001	689	485	603	251
2002	482	380	406	242
2003	414	362	340	234
2004	350	1,675	282	1,411
2005, and later	1,516		1,389	
Total	**4,238**	**3,911**	**3,707**	**2,640**

53 Capital adequacy analysis

	Financial group of undertakings[1]		Parent company	
Calculation of capital base	1999	1998	1999	1998
Core capital[2]	34,389	25,113	30,324	21,810
Supplementary capital	21,234	20,539	20,697	20,207
Deduction	-9,088	-12,060	-9,118	-12,265
Capital	**46,535**	**33,592**	**41,903**	**29,752**
Calculation of capital requirement for base credit risks				
Balance sheet items				
Group A (0%)	89,669	153,208	137,796	213,468
Group B (20%)	79,445	79,271	67,441	69,248
Group C (50%)	104,488	97,918	12,041	14,542
Group D (100%)	188,362	176,879	128,293	137,616
Total investments	**461,964**	**507,276**	**345,571**	**434,874**
Group A (0%)				
Group B (20%)	15,889	15,854	13,488	13,850
Group C (50%)	52,244	48,959	6,021	7,271
Group D (100%)	188,362	176,879	128,293	137,616
Risk-weighted amount	**256,495**	**241,692**	**147,802**	**158,737**
Off-balance-sheet items				
Group A (0%)	99,168	161,619	88,451	153,882
Group B (20%)	329,334	443,857	319,655	443,697
Group C (50%)	40,746	51,680	35,730	46,104
Group D (100%)	58,750	56,868	60,123	59,471
Nominal amount	**527,998**	**714,024**	**503,959**	**703,154**
Group A (0%)	9,528	8,555	9,264	14,530
Group B (20%)	18,464	19,356	18,361	19,332
Group C (50%)	2,467	2,716	6,554	4,409
Group D (100%)	32,863	31,469	36,276	34,909
Recalculated amount	**63,322**	**62,096**	**70,455**	**73,180**

Note 53 ctd. Capital adequacy analysis

Group A (0%)				
Group B (20%)	3,692	3,872	3,672	3,866
Group C (50%)	1,234	1,358	3,277	2,204
Group D (100%)	32,863	31,469	36,276	34,909
Risk-weighted amount	**37,789**	**36,699**	**43,225**	**40,979**
Total risk-weighted amount for credit risks	**294,284**	**278,391**	**191,027**	**199,716**
Calculation of capital requirements for market risks				
Risk-weighted amount for interest rate risks	10,149	14,048	10,151	13,781
of which, for specific risks	4,818	3,846	4,818	3,696
of which, for general risks	5,331	10,202	5,333	10,085
Risk-weighted amount for equity-price risks	137	389		388
of which, for specific risks	84	145		145
of which, for general risks	53	244		243
Risk-weighted amount for liquidation risks	214	74	214	66
Risk-weighted amount for counterparty risks and other risks	10,692	14,284	10,660	14,270
Risk-weighted amount for currency-related risks	2,798	2,283	2,908	2,378
Total risk-weighted amount for market risks	**23,990**	**31,078**	**23,933**	**30,883**
Calculation of total capital ratio				
Total capital base	46,535	33,592	41,903	29,752
Total risk-weighted amount for credit and market risks	318,274	309,469	214,960	230,599
Total capital ratio, %	**14.62**	**10.85**	**19.49**	**12.90**

1) According to the capital adequacy rules, the analysis of capital adequacy shall comprise the financial group of undertakings, which also includes non-consolidated associated companies.

2) Of which, SEK 1,711M (SEK 0) in issued core capital contribution.

54 Geographical distribution of income

	Group		Parent company	
	1999	1998	1999	1998
Sweden	17,980	22,408	12,629	16,419
Rest of Nordic region	1,948	1,923	1,903	1,869
Rest of Europe	3,362	3,763	2,489	3,284
Rest of world	2,865	3,376	2,770	3,267
Interest receivable	**26,155**	**31,470**	**19,791**	**24,839**
Sweden			195	10
Rest of Nordic region				
Rest of Europe			58	54
Rest of world			1	
Leasing income			**254**	**64**
Sweden	219	211	4,241	4,828
Rest of Nordic region		12		
Rest of Europe		4		
Rest of world				
Dividends received	**219**	**227**	**4,241**	**4,828**
Sweden	7,760	6,325	5,299	5,126
Rest of Nordic region	841	859	112	278
Rest of Europe	634	666	192	366
Rest of world	290	169	149	139
Commissions receivable	**9,525**	**8,019**	**5,752**	**5,909**
Sweden	1,683	1,337	854	1,419
Rest of Nordic region	34	240	37	205
Rest of Europe	330	95	227	56
Rest of world	222	85	225	72
Net result of financial transactions	**2,269**	**1,757**	**1,343**	**1,752**
Sweden	1,608	2,133	1,345	285
Rest of Nordic region	41	48	11	9
Rest of Europe	377	29	136	29
Rest of world	14	8	49	40
Other operating income	**2,040**	**2,218**	**1,541**	**363**

Note 54 ctd. Geographical distribution of income

Sweden	29,250	32,406	24,563	28,087
Rest of Nordic region	2,864	3,082	2,063	2,361
Rest of Europe	4,703	4,565	3,102	3,789
Rest of world	3,391	3,638	3,194	3,518
Total	**40,208**	**43,691**	**32,922**	**37,755**

55 Information regarding distribution of assets and liabilities in main currencies

	Group		Parent company	
Assets	1999	1998	1999	1998
SEK	41,364	30,446	94,199	70,306
EUR [1]	23,424	8,971	25,583	12,235
USD	25,964	33,758	31,805	37,023
GBP	1,958	895	1,686	678
DKK	6,909	8,416	6,943	8,457
NOK	833	328	396	344
Other currencies	3,218	1,896	3,035	1,640
Lending to credit institutions	**103,670**	**84,710**	**163,647**	**130,683**
SEK	245,250	228,813	111,977	114,324
EUR [1]	22,428	19,917	14,180	15,657
USD	37,090	42,569	31,997	37,122
GBP	7,507	4,530	6,949	6,215
DKK	14,469	17,083	13,349	16,356
NOK	5,026	6,156	4,728	4,520
Other currencies	11,137	5,365	6,068	4,929
Lending to the general public	**342,907**	**324,433**	**189,248**	**199,123**
SEK	28,652	39,667	31,327	39,818
EUR [1]	23,834	16,455	17,794	11,237
USD	19,056	15,306	18,881	15,244
GBP	1,127	997	613	690
DKK	10,263	3,914	8,122	3,914
NOK	2,076	1,643	2,076	1,643
Other currencies	9,407	32,736	8,609	32,690
Bonds and other interest-bearing securities	**94,415**	**110,718**	**87,422**	**105,236**
SEK	96,329	105,014	66,137	64,832
EUR [1]	7,941	9,882	5,403	11,068
USD	31,835	32,941	29,475	33,123
GBP	13,726	12,810	3,451	5,049
DKK	4,463	1,090	4,842	1,042
NOK	9,101	5,276	8,932	5,214
Other currencies	5,868	2,783	4,018	2,792
Other assets	**169,263**	**169,796**	**122,258**	**123,120**
SEK	411,595	403,940	303,640	289,280
EUR [1]	77,627	55,225	62,960	50,197
USD	113,945	124,574	112,158	122,512
GBP	24,318	19,232	12,699	12,632
DKK	36,104	30,503	33,256	29,769
NOK	17,036	13,403	16,132	11,721
Other currencies	29,630	42,780	21,730	42,051
Total assets	**710,255**	**689,657**	**562,575**	**558,162**

Note 55 ctd. Information regarding distribution of assets and liabilities in main currencies

Liabilities, provisions and shareholders' equity	Group 1999	Group 1998	Parent company 1999	Parent company 1998
SEK	44,586	32,025	47,773	34,282
EUR [1]	14,340	33,391	13,850	31,791
USD	34,752	52,659	35,158	56,315
GBP	4,540	10,444	4,712	10,426
DKK	12,570	13,193	12,192	13,044
NOK	1,502	1,236	1,624	1,349
Other currencies	5,484	6,711	6,292	6,669
Liabilities to credit institutions	**117,774**	**149,659**	**121,601**	**153,876**
SEK	152,361	128,778	157,297	131,012
EUR [1]	18,300	13,160	11,664	9,849
USD	26,678	23,796	24,464	22,616
GBP	5,148	4,065	6,133	4,879
DKK	10,908	8,602	8,945	8,561
NOK	4,165	3,037	4,053	2,886
Other currencies	11,974	6,463	6,171	6,002
Deposits and borrowing from the general public	**229,534**	**187,901**	**218,727**	**185,805**
SEK	65,509	70,813	4,831	6,024
EUR [1]	10,657	17,842	9,737	17,873
USD	24,821	26,405	24,736	25,759
GBP	18,253	15,199	18,252	15,199
DKK				
NOK	1,400	1,358	1,400	1,358
Other currencies	1,503	1,435	1,408	1,434
Securities issued	**122,143**	**133,052**	**60,364**	**67,647**
SEK	105,748	81,736	51,185	29,057
EUR [1]	13,775	9,481	10,156	8,748
USD	25,846	39,859	23,875	39,846
GBP	14,191	13,420	2,120	4,381
DKK	12,320	6,019	11,943	5,612
NOK	7,023	6,587	6,311	6,171
Other currencies	3,013	7,499	1,862	7,205
Other liabilities	**181,916**	**164,601**	**107,452**	**101,020**
SEK	1,638	2,845	1,612	1,947
EUR [1]	2,929	1,238	2,684	1,204
USD	13,337	12,806	13,486	12,807
GBP	1,543	1,516	1,543	1,516
DKK	593	655	593	655
NOK		20		
Other currencies	5,842	4,930	5,642	4,929
Subordinated liabilities	**25,882**	**24,010**	**25,560**	**23,058**
SEK	33,006	30,434	28,799	26,756
EUR [1]			10	
USD			62	
Shareholders' equity and untaxed reserves	**33,006**	**30,434**	**28,871**	**26,756**
SEK	402,848	346,631	291,497	229,078
EUR [1]	60,001	75,112	48,101	69,465
USD	125,434	155,525	121,781	157,343
GBP	43,675	44,644	32,760	36,401
DKK	36,391	28,469	33,673	27,872
NOK	14,090	12,238	13,388	11,764
Other currencies	27,816	27,038	21,375	26,239
Total liabilities, provisions and shareholders' equity	**710,255**	**689,657**	**562,575**	**558,162**

1) EUR also includes ATS, BEF, DEM, ESP, FIM, FRF, IEP, ITL, LUF, NLG and PTE

56 Profit and loss account – Insurance operations – drawn up in accordance with the AAIC (Annual Accounts Act for Insurance Companies)

	Life insurance operations		Non-life insurance operations	
	1999	1998	1999	1998
Technical account – Non-life insurance operations				
Premiums earned, net of reinsurance			5,190	4,912
Allocated investment return, transferred from the non-technical account			504	688
Other technical provisions, net of reinsurance			36	1
Claims incurred, net of reinsurance			-5,036	-4,319
Operating expenses			-704	-1,015
Other technical provisions, net of reinsurance			-114	-14
Balance on technical account, Non-life insurance operations			**-124**	**253**
Technical account, life insurance operations				
Premiums earned, net of reinsurance	9,772	7,418		
Investment return[1]	737	591		
Unrealised gains on investment assets[1]	14,414	4,014		
Other technical provisions, net of reinsurance	434	502		
Claims incurred, net of reinsurance	-3,105	-2,442		
Change in Life insurance provisions, net of reinsurance	-20,608	-8,933		
Change in Other technical provisions	-77	-153		
Operating expenses	-660	-557		
Unrealised losses on investments[1]	-6			
Other technical provisions, net of reinsurance	-7	-28		
Tax expense fee	-869	-487		
Balance on technical account, Life insurance operations	**25**	**-75**		
NON-TECHNICAL ACCOUNT				
Balance on technical account, Non-life insurance operations			-124	253
Balance on technical account, Life insurance operations	25	-75		
Investment return				
Investment income	129	64	6,228	3,692
Unrealised gains on investments		20	119	324
Investment charges	-28	-20	-680	-276
Unrealised losses on investments	-51		-3,198	-812
Allocated investment return, transferred to Non-life technical account			-504	-688
Investment return	**50**	**64**	**1,965**	**2,240**
Other income and expenses	-185	-34	-107	557
Operating result in legal entities	**-110**	**-45**	**1,734**	**3,050**
Internal distribution	-6	-132		-10
Change in surplus values in life insurance operations, before tax	1,502	752		
Total result	**1,386**	**575**	**1,734**	**3,040**

The above table shows the result from the Group's insurance companies, which include the Non-life and Life insurance companies except for the mutual companies which are not consolidated.

1) Refers to investments for which the risk is borne by the policyholders.

57 Change in surplus values in life insurance operations

	Group 1999	1998
Calculation of surplus values [1]		
Present value of current year's new premiums and extra premiums under existing contracts	902	685
Return on contracts made in previous years	349	277
Realised surplus value on contracts made in previous years	-435	-422
Actual outcome compared with operational assumptions [2]	186	409
Change in operational assumptions		81
Return on capital beyond assumptions [3]	748	
Total change in surplus values before deduction for deferred acquisition costs	**1,750**	**1,030**
Current year's capitalisation of acquisition costs	-459	-410
Current year's depreciation of deferred acquisition costs	211	132
Total reported change in surplus values [4]	**1,502**	**752**

1) The calculation of surplus values in life insurance operations is based upon assumptions concerning the future development of written insurance contracts and a risk-adjusted discount rate. The following are the most important assumptions:

Discount rate	11%
Return on capital, nominal assets	4%
Return on capital, real assets	8%
Cancellations of contracts	5%
Cancellations of current premiums	5%
Administrative expenses	SEK 250 per contract and year
Death rates	Trade experience

2) The current period's actual development of written insurance contracts can be put in relation to the operational assumptions that were made; the value of deviations can thus be assessed. The most important components are extensions of terms and cancellations. On the other hand, the actual outcome of income and administrative expenses is included in full in the operating result.

3) In 1998 reported as Actual outcome.

4) Prepaid acquisitions costs are capitalised in the accounts and depreciated according to plan. Reported changes in surplus values are therefore adjusted with the net of the period's capitalisation and depreciation.

Surplus value

	Group 1999	1998
Surplus value in opening balance	1,640	888
Reported change in surplus values	1,502	752
Total surplus value in closing balance[1]	**3,142**	**1,640**

1) Calculated surplus value as per above is not included in the balance sheet of the Group. On the other hand, this surplus value is included in the calculation of Total result per share, Return on equity, including change in surplus values and Adjusted shareholders' equity per share.

The SEB Group

Profit and Loss Accounts

SEK M	1999	1998	Group 1997	1996	1995
Net interest income	6,913	6,707	7,228	7,349	4,513
Net commission income	8,317	6,619	5,832	4,699	4,200
Net result of financial transactions	2,269	1,757	1,527	3,601	3,979
Other income	2,259	2,445	610	691	3,033
Total operating income	**19,758**	**17,528**	**15,197**	**16,340**	**15,725**
General administrative expenses	-12,511	-10,790	-8,783	-7,854	-7,047
Depreciation and write-downs	-1,182	-1,073	-575	-497	-455
Other operating costs	-1,405	-1,110	-949	-816	-712
Restructuring costs			-1,018		
Total operating costs	**-15,098**	**-12,973**	**-11,325**	**-9,167**	**-8,214**
Result before losses	**4,660**	**4,555**	**3,872**	**7,173**	**7,511**
Lending losses and changes in value	318	-2,247	-688	-1,303	-4,025
Write-downs of financial fixed assets	-29	-4	-55		
Net result from associated companies	116				
Operating result, excl non-life operations	**5,065**	**2,304**	**3,129**	**5,870**	**3,486**
Result, non-life operations	57	2,497			
Operating result	**5,122**	**4,801**	**3,129**	**5,870**	**3,486**
Pension provision	873	531	440	410	142
Taxes	-1,355	-1,000	-1,135	-1,584	-1,098
Minority interests	-56	-6	3		1
Result for the year	**4,584**	**4,326**	**2,437**	**4,696**	**2,531**
Operating result, excl. non-life operations	5,065	2,304	3,129	5,870	3,486
Change in surplus values in life insurance operations	1,502	752			
Pension provision	873	531	440	410	142
Total result, excl. non-life operations	**7,440**	**3,587**	**3,569**	**6,280**	**3,628**
Result, non-life operations	57	2,497			
Total result	**7,497**	**6,084**	**3,569**	**6,280**	**3,628**
Tax and minority interests	-1,411	-1,006	-1,132	-1,584	-1,097
Tax on change in surplus values	- 421	- 211			
Total result after tax	**5,665**	**4,867**	**2,437**	**4,696**	**2,531**

Balance sheets

SEK M	1999	1998	Group 1997	1996	1995
Lending to credit institutions	103,670	84,710	88,450	98,271	58,185
Lending to the general public	342,907	324,433	325,992	258,386	222,544
Interest-bearing securities	94,415	110 718	88,028	76,990	89,380
Shares and participations	67,339	41,040	40,638	20,148	16,285
Assets in non-life insurance operations	4,870	35,900			
Other assets	97,054	92,856	125,978	96,833	132,229
Total assets	**710 255**	**689,657**	**669,086**	**550 628**	**518,623**
Liabilities to credit institutions	117,774	149,659	142,998	123,585	99,165
Deposits and borrowing from the general public	229,534	187,901	182,371	151,929	133,606
Securities issued, etc.	122,143	133,052	112,805	106,866	106,669
Liabilities in non-life insurance operations	3,085	19,086			
Provisions for which investment risk is borne by policy holders	58,141	37,378	28,275	16,663	12,441
Other liabilities	120 690	108,137	153,163	111,320	126,153
Subordinated liabilities	25,882	24,010	21,507	18,965	16,020
Shareholders' equity	33,006	30 434	27,967	21,300	24,569
Total liabilities, provisions and shareholders' equity	**710 255**	**689,657**	**669,086**	**550 628**	**518,623**

Skandinaviska Enskilda Banken

Profit and Loss Accounts

			Parent Company		
SEK M	1999	1998	1997	1996	1995
Net interest income	5,029	4,893	5,831	5,788	5,540
Net commissions income	4,765	4,847	4,579	3,207	2,814
Net result of financial transactions	1,343	1,752	1,470	3,585	4,078
Other income	5,782	5,191	3,962	649	2,344
Total operating income	**16,919**	**16,683**	**15,842**	**13,229**	**14,776**
General administrative expenses	-10,259	-9,012	-8,058	-7,172	-6,165
Depreciation and write-downs	-266	-201	-289	-235	-291
Other operating costs	-1,487	-1,212	-815	-748	-607
Restructuring costs			-1,018		
Total operating costs	**-12,012**	**-10,425**	**-10,180**	**-8,155**	**-7,063**
Result before lending losses	**4,907**	**6,258**	**5,662**	**5,074**	**7,713**
Lending losses and changes in value	405	-2,132	-539	-885	-3,596
Write-downs of financial fixed assets	-3,057	-3,330	-3,558		
Operating result	**2,255**	**796**	**1,565**	**4,189**	**4,117**
Appropriations	-990	-614	-86	755	431
Taxes	-68	819	-827	-1,200	-726
Profit for the year	**1,197**	**1,001**	**652**	**3,744**	**3,822**

Balance sheets

			Parent Company		
SEK M	1999	1998	1997	1996	1995
Lending to credit institutions	163,647	130,683	124,187	125,560	83,781
Lending to the general public	189,248	199,123	204,837	156,010	153,384
Interest-bearing securities	87,422	105,236	73,836	77,417	90,290
Shares and participations	28,692	24,162	25,087	9,257	8,963
Other assets	93,566	98,958	111,653	93,505	109,282
Total assets	**562,575**	**558,162**	**539,600**	**461,749**	**445,700**
Liabilities to credit institutions	121,601	153,876	146,494	131,905	111,720
Deposits and borrowing from the general public	218,727	185,805	176,721	148,350	130,600
Securities issued, etc.	60,364	67,647	46,467	40,039	46,305
Other liabilities	107,452	101,020	125,437	104,496	119,818
Subordinated liabilities	25,560	23,058	20,485	18,340	15,335
Shareholders' equity and untaxed reserves	28,871	26,756	23,996	18,619	21,922
Total liabilities, provisions and shareholders' equity	**562,575**	**558,162**	**539,600**	**461,749**	**445,700**

Key ratios, the Group

	1999	1998	1997	1996	1995
Return on equity, per cent	14.6	14.8	11.0	22.7	10.7
Return including change in surplus values, per cent	17.2	16.1	12.6		
Result for the year per share, SEK	6.96	6.58	4.12	7.97	4.29
Total result per share, SEK	8.60	7.40			
Income/cost before lending losses	1.50	1.47	1.40	1.87	1.95
Income/cost after lending losses	1.54	1.24	1.31	1.62	1.30
Lending loss level, per cent	-0.09	0.65	0.25	0.51	1.55
Level of doubtful claims, per cent	0.82	1.08	1.28	1.85	2.68
Total capital ratio, per cent	14.6	10.9	9.6	12.7	15.2
Core capital ratio, per cent	10.8	8.1	8.2	6.9	9.6

Proposal for the distribution of profit

The non-restricted funds of the SEB Group amount to SEK 7,282 M. Standing at the disposal of the Annual General Meeting in accordance with the balance sheet of Skandinaviska Enskilda Banken:

	SEK M
Retained profits	5,338
Result for the year	1,197
Non-restricted equity	**6,535**

The Board proposes that, following approval of the balance sheet of Skandinaviska Enskilda Banken for the financial year 1999, the Annual General Meeting should distribute the above-mentioned unappropriated funds as follows:

	SEK M
declare a dividend of	
SEK 3.50 per Series A share	2,358
SEK 3.50 per Series C share	108
and bring forward to next year	4,069

Stockholm 15 February, 2000

Jacob Wallenberg
Chairman

Claes Dahlbäck

Gösta Wiking

Urban Jansson

Ulf Jensen

Tuve Johannesson

Carl Wilhelm Ros

Inger Smedberg

Marcus Wallenberg

Carl Johan Åberg

Lars H Thunell
President

Auditors' report

To the Annual General Meeting of Shareholders of Skandinaviska Enskilda Banken AB (publ);
Corporate registration number 502032-9081

We have examined the Annual Report, consolidated financial statements, book-keeping and the administration of the Board of Directors and President of Skandinaviska Enskilda Banken AB (publ) for the financial year 1999. The responsibility for the financial statements and administration rests with the Board of Directors and President. It is our responsibility to express our opinion on the Annual Report, consolidated financial statements and administration on the basis of our audit.

Our examination was performed in accordance with generally accepted auditing standards in Sweden, which means that we have planned and implemented our audit in order to make sure as far as reasonable that the Annual Report and the consolidated financial statements do not contain any material errors. An audit implies that a selected number of documents forming the basis of amounts and other information in the accounts is examined. An audit furthermore implies a test of the accounting principles and the Board's and President's application of these as well as an evaluation of the total information contained in the Annual Report and consolidated accounts. To support our recommendation regarding discharge from liability, we have examined all essential decisions, measures and circumstances in the company in order to be able to assess whether any member of the Board of Directors or the President is liable for damages towards the company

We have furthermore examined whether or not any member of the Board of Directors or the President has acted in violation in any other respect of the Banking Companies Act, the Swedish Companies Act, the Act on Annual Accounts of Credit Institutions and Securities Companies or the Articles of Association. We consider that our audit gives us reasonable grounds for our opinions expressed below.

The Annual Report and the consolidated financial statements have been drawn up in compliance with the Act on Annual Accounts of Credit Institutions and Securities Companies and therefore present a true picture of the results and position of the company and the Group in accordance with generally accepted auditing standards in Sweden.

We therefore recommend that the Annual General Meeting adopt the profit and loss account and balance sheet of the parent company and the Group, distribute the profit in the parent company according to the proposal in the Report of the Directors and discharge the members of the Board of Directors and the President from personal liability for the financial year.

Stockholm, 1 March, 2000

Clas Blix
Authorised Public Accountant
Chairman

Göran Jacobsson
Authorised Public Accountant

Ulf Järlebro
Authorised Public Accountant
Appointed by the Financial Supervisory Authority



Carl Johan Åberg · Carl Wilhelm Ros · Jacob Wallenberg · Gösta Wiking · Marcus Wallenberg
Monica Caneman · Inger Smedberg · Tuve Johannesson · Urban Jansson och Lars H Thunell
Claes Dahlbäck · Ulf Jensen · Erland Sandén · Bengt Berg

BOARD OF DIRECTORS

Elected by the Annual General Meeting

Jacob Wallenberg[3)4)]
1956; 1997 (1996)
Chairman of the Board.
Deputy Chairman Investor, Atlas Copco, Electrolux and Knut and Alice Wallenberg Foundation. Director ABB, WM-Data, Novare Kapital, The Federation of Swedish Industries and the Nobel Foundation.
Shareholding: 148,902 Series A shares and 5,046 Series C shares.

Claes Dahlbäck[2)]
1947; 1997
Deputy Chairman.
Chairman Gambro, Stora Enso, EQT and Vin & Sprit AB. Deputy Chairman Investor.
Shareholding: 6,020 Series A shares.

Gösta Wiking[4)]
1937; 1997
Deputy Chairman.
Chairman Bure, Kockums Computer Systems AB, Possio and Mölnlycke Health Care. Director Bong Ljungdahl, Karlshamns AB and The Federation of Swedish Industries.
Shareholding: 3,600 Series A shares.

Urban Jansson[1)]
1945; 1996
Chairman Perstorp, Proffice, Scandic, Epani, Intrum Justitia, MacGregor and Main-gate. Deputy Chairman Bure. Director SAS, Ahlström Oy and HMS.
Shareholding: 3,600 Series A shares.

Tuve Johannesson
1947; 1997
President Volvo Personvagnar. Director Cardo.
Shareholding: 7,000 Series A shares.

Carl Wilhelm Ros
1941; 1999
Chairman Atle, Dahls, VLT and Framtidsfabriken. Director LKAB, AssiDomän, NCC and Profilgruppen.
Shareholding: 3001 Series A shares and 26 Series C shares.

Marcus Wallenberg
1956; 1995.
President Investor. Deputy Chairman Ericsson and Saab. Director AstraZeneca, Investor, Gambro, Investor, Scania, Stora Enso, Volvo and Knut and Alice Wallenberg Foundation.
Shareholding: 458,086 Series A shares and 24,188 Series C shares.

Carl Johan Åberg[3)]
1930; 1996
Dr. Phil.
Chairman Capona and The Management of Stockholm School of Economics. Deputy Chairman Preem Petroleum and Securities Council. Director Graninge, Sardus, Swebus and SBI Holding.
Shareholding: 2,400 Series A shares.

Lars H Thunell[3)4)]
1948; 1997
Dr. Phil.
President and Group Chief Executive.
Chairman Swedish Bankers Association. Director Akzo Nobel, SNS and The Swedish Industry and Commerce Stock Exchange Committee.
Shareholding: 9,000 Series A shares, 165,000 call options and 158,333 staff options.

Deputy Director elected by the Annual General Meeting

Monica Caneman
1954; 1999
Executive Vice President and Deputy Group Chief Executive. Head of Nordic Banking. Director Scandic Hotels.
Shareholding: 3,090 Series A shares, 8,250 call options and 86,666 staff options.

Directors appointed by the employees

Ulf Jensen
1950; 1997 (1995)
Chairman SEB Group Committee of the Swedish Union of Financial Sector Employees and Stockholm City Regional Club of the Swedish Union of Financial Sector Employees.
Shareholding: 0

Inger Smedberg
1949; 1998
Vice Chairman SEB Group Committee of the Swedish Union of Financial Sector Employees.
Shareholding: 0

Deputy Directors appointed by the employees

Erland Sandén
1953; 1999
Chairman Association of University Graduates at SEB.
Shareholding: 300 Series A shares.

Bengt Berg
1952; 1999
Member SEB Group Committee of the Swedish Union of Financial Sector Employees.
Shareholding: 0

1) Chairman of Credit Committee of Board of Directors.
2) Chairman of Audit Committee of Board of Directors.
3) Member of Credit Committee of Board of Directors.
4) Member of Audit Committee of Board of Directors.



Lars H Thunell Monica Caneman Anders Mossberg Ann-Charlotte Dahlström
Lars Gustafsson Lars Lundquist Anders Rydin

GROUP EXECUTIVE COMMITTEE

Lars H. Thunell
1948; 1997; Ph.D.
President and Group Chief Executive. Chairman Swedish Bankers Association. Director Akzo Nobel, SNS and the Swedish Industry and Commerce Stock Exchange Committee.
Shareholding: 9,000 Series A, 165,000 call options and 158,333 staff options.

Monica Caneman
1954; 1977; B.Sc.(Econ)
Executive Vice President and Deputy Group Chief Executive. Head Nordic Banking. Director Scandic Hotels.
Shareholding: 3,090 Series A, 8,250 call options and 86,666 staff options.

Ann-Charlotte Dahlström
1952; starting in May, 2000; B.A.
Group Head of Human Resources.
Shareholding: 0

Lars Gustafsson
1946; 1982
Executive Vice President and CIO. Director Stockholm International Fairs, and SelfTrade. Chairman VPC.
Shareholding: 322 Series A, 8,250 call options and 90,000 staff options.

Johan H. Larson
1951; 1999
Head of SEB Internet. (Photo not included).
Shareholding: 0

Lars Lundquist
1948; 1997; B.Sc. (Econ)
Executive Vice President and Deputy Group Chief Executive BfG Bank. Director Hufvudstaden and Celtica.
Shareholding: 4,300 Series A, 10,300 call options and 100,000 staff options.

Anders Mossberg
1952; 1985
Executive Vice President and Head Asset Management & Life as from March 2000. Head of SEB Trygg Liv since 1997.
Shareholding: 7,008 Series A, 10,300 call options and 76,666 staff options.

Anders Rydin
1945; 1997; B.Sc. (Econ)
Executive Vice President, Chief Financial Officer. Chairman Diligentia. Director Swedish Association for Share Promotion and Cardo.
Shareholding: 20,400 Series A, 20,600 call options and 85,000 staff options.

SEB'S MANAGEMENT COMMITTEE

Effective 1 March, 2000. The SEB Management Committee consists of the following officers, in addition to the persons mentioned above:

Annika Bolin, 1962, Head Merchant Banking.

Mariana Burenstam Linder, 1957, Head SEB Enskilda Banken.

Fleming Carlborg, 1956, Head Retail Distribution.

Magnus Carlsson, 1956, Deputy Head Merchant Banking.

Per-Erik Coos, 1939, Head Special Projects.

Liselotte Hjorth, 1957, Group Credit Officer.

Ingrid Jansson, 1950, Head of Marketing.

Bernd Kiene, 1951, Head Private Customers, BfG.

Mats Kjaer, 1950, Head SEB Baltic Holding.

Håkan Larsson, 1949, Head Strategic Planning.

Mats E. Larsson, 1951, Deputy Head Retail Distribution.

Ernst Maul, 1943, Head Institutional Customers, BfG.

Per-Anders Ovin, 1956, President Enskilda Securities.

Zaid Pedersen, 1946, Head Group Treasury.

Einar Thodal Ness, 1955, Head SEB Securities Services.

Gunilla Wikman, 1959, Head Group Communications.

Ulf Thornander, 1954, Chief Legal Counsel, Secretary to the Board of Directors and Group Executive Committee.

AUDITORS

Auditors elected by the Annual General Meeting

Clas Blix
Authorised Public Accountant
Ernst & Young
Chairman

Göran Jacobsson
Authorised Public Accountant
Öhrlings PricewaterhouseCoopers

Deputy Auditors elected by the Annual General Meeting

Lars Bonnevier
Authorised Public Accountant
Ernst & Young

Peter Clemedtson
Authorised Public Accountant
Öhrlings PricewaterhouseCoopers

Auditor appointed by the Financial Supervisory Authority

Ulf Järlebro
Authorised Public Accountant
Deloitte & Touche

Employee option programme The Board of Directors has, in February 1999, decided to award employee options to members of the Management Committee, in accordance with the previously announced new salary system which consists of two components. The first component is an annual base salary and a qualitative bonus tied to the achievement of certain pre-set targets and the second component is an employee option programme.

Each employee option entitles the holder to acquire one series A share in SEB at a price of SEK 92 per share. The employee option may be exercised during a period from three to seven years after they were awarded, in effect 2002–2006. If a holder of employee options should end his employment prior to the expiry of the initial three-year-period where exercise cannot be made, the employee options awarded will be lost.

The employee options awarded are deemed to fulfil the criteria for taxation in accordance with the new tax rules for employee options which came into effect on 1 July, 1998 (SFS 1998:337). This means that taxation of the individuals awarded employee options will not occur until the employee options are exercised. Upon exercise, the value of the employee options will be treated as income from employment for the members of the Management Committee and SEB will be charged with social security costs. The new salary system replaces the previously applied bonus programme for the the Management Committee members concerned.

Advisory Regional Boards of Directors

WESTERN SWEDEN

Eric Alfredson
Elga AB

Peter Augustsson
Saab Automobile

Sven Björkman
SEB

Tore Daun

Bengt O Eriksson

Gunnar Larsson
IFK Göteborg

Håkan Larsson
Bilspedition Transport
& Logistics AB, BTL

Magnus Cavalli-Björkman
SEB

Anne Ludvigson
AB Ludvig Svensson

Mauritz Sahlin

Lars H Thunell
Chairman
SEB

Jan-Erik Vahlne
Chalmers Tekniska Högskola

Monica Caneman
SEB

SOUTHERN SWEDEN

Mikael Blomqvist
Roxtec AB

Rolf Hansson
SEB

Mikael Karlsson
Axis Communications AB

Charlotte Hagberg
SEB

Berthold Lindqvist

Inger Nilsson
Malmö Stad

Lennart Nilsson
AB Pethle

Thore Ohlsson
AB Aritmos

Thomas Oldér
Svedala Industri AB

Karl-Erik Sahlberg

Gunnar Skoog

Monica Caneman
Chairman
SEB

Addresses

HEAD OFFICE

Management Committee
Visiting Address:
Kungsträdgårdsgatan 8
Postal Address: SE-106 40 Stockholm
Telephone: +46 8 763 80 00
+46 8 22 19 00 (Management)

BUSINESS AREAS

Merchant Banking
Visiting Address:
Kungsträdgårdsgatan 8
Postal Address: SE-106 40 Stockholm
Telephone: +46 8 763 80 00, +46 8 506 23 000
+46 8 22 19 00 (Management)

Retail Distribution,
Asset Management
Visiting Address: Sergels Torg 2
Postal Address: SE-106 40 Stockholm
Telephone: +46 8 763 50 00, +46 8 639 10 00
+46 8 22 19 00 (Management)

Enskilda Securities
Visiting Address: Nybrokajen 5
Postal Address: SE-103 36 Stockholm
Telephone: +46 8 52 22 95 00
Fax: +46 8 52 22 95 01

SEB Trygg Liv,
SEB Internet
Visiting Address: Fleminggatan 18
Postal Address: SE-106 26 Stockholm
Telephone: +46 8 693 10 00 (SEB Trygg Liv)
+46 8 692 76 00 (SEB Internet)
Fax: +46 8 693 17 89

Annual General Meeting

The Annual General Meeting will be held at 4.00 p.m. on 11 April, 2000 at Cirkus, Djurgården, Stockholm.

Notifications, etc.

Shareholders wishing to attend the Annual General Meeting shall

both be registered in the shareholders' register kept by VPC AB, (Swedish Securities Register Centre) as at Friday, 31 March, 2000 at the latest,

and make a notification to the Bank's Head Office, Group Legal Matters, KA2, S-106 40 Stockholm, or by phone between 9 a.m. to 4.30 p.m., telephone 020-23 18 18 (Sweden only) or +46 771 23 18 18 (from abroad) or via Internet www.seb.se, not later than 1.00 p.m. Wednesday, 5 April, 2000.

Shareholders whose shares are registered in the name of an authorised agent through a bank or through another authorised depositary must demand temporary registration in the shareholders' register of VPC in order to have the right to attend the Annual General Meeting and must notify their authorised agent thereof in good time before Friday, 31 March, 2000.

Please note that this procedure also applies to shareholders using Skandinaviska Enskilda Banken's Shareholder Deposit Account.

Dividend and record date

The Board of Directors proposes that 14 April, 2000 be the record date for the dividend. If the Annual General Meeting approves the proposal, dividend payments are expected to be distributed by VPC on 19 April, 2000.



S|E|B

Skandinaviska Enskilda Banken
Group Communications
S-106 40 Stockholm
Sweden

File No. 82-3637.



Stockholm, June 5, 2002

PRESS RELEASE

Euroline to handle KLM's card transactions in nine countries

Euroline, a business unit within SEB Kort AB, a subsidiary of Skandinaviska Enskilda Banken, have concluded a Central Acquiring agreement with yet another major customer - KLM Royal Dutch Airlines. The agreement, which came into force on 1st June 2002, will mean Euroline handling the acquiring of KLM's card transactions centrally.

"This is another milestone for us and a proof that we have a Central Acquiring Service of world caliber," says Lars Göran Bergvind, Head of Central Acquiring at Euroline.

"Euroline have an extremely flexible attitude and are easy to work with. They offer a highly competitive product at a competitive price, so the decision was actually pretty easy," says Wilna van Dijk, Credit Card Manager at KLM.

The agreement covers payments in nine European countries, namely Switzerland, Russia, Poland, Hungary, Holland, Norway, Denmark, Finland and Sweden. Which means that in Holland, Euroline also successfully out-competed KLM's local redemption company.

Central Acquiring means a single agreement with Euroline for all credit card sales with MasterCard and Visa cards, from all countries and in any currency. The benefits include lower administrative costs and promotion in efficiency, management information in a uniform format and partnership bonds between the Airline and Euroline.

Since Euroline's launch of Central Acquiring in 2000, the company has signed contracts with three major airlines, namely SAS, and KLM. The company also has contracts with a handful of smaller airlines.
Globally, Euroline's competitors in the Central Acquiring sector are NatWest/Stream-line International and Citibank, whilst in the European market, our biggest competitor is Barclays.

For additional information, please contact:
Lars Göran Bergvind, Head of Central Acquiring, Euroline, +46 8 14 69 03
Rikard Malmfors, Marketing Manager, Euroline, +46 8 14 69 20
Kerstin Ottosson, Information Manager, Euroline, +46 8 14 70 28, +46 70 660 52 00
Youssef Eddini, KLM Mediarelations + 31 20 64 94545

File No. 82-3637.



Stockholm, June 27, 2002

PRESS RELEASE

Thomas Altenhain new head of SEB AG
Lars Lundquist new CFO in SEB Group

- Thomas Altenhain has been appointed as new head of division SEB Germany, chairman of the management committee of SEB AG
- Lars Lundquist has been appointed new chief financial officer (CFO) in the SEB Group. He remains responsible for Germany within SEB's group executive committee
- Anders Rydin leaves his post as CFO by the end of this year, when he goes into retirement

Lars Lundquist has been working within SEB AG, earlier BfG, since 1999 and has been heading the bank since January 1st, 2001. He will now return to Sweden and the position as chief financial officer from October 1st. He remains in SEB's group executive committee, where he also will represent SEB Germany.

The present CFO of SEB, Anders Rydin, will from this autumn work as a Senior Advisor in the finance area. During next year, when he turns 58, he will go into part-time retirement.

The new head of SEB AG will, after regulatory approval by the German authorities, be Dr Thomas Altenhain. He is 45 years old and presently is heading American Express in Germany and Austria. Earlier he has worked for, among others, Bayerische Hypotheken- und Wechsel-Bank AG and Anlage & Kredit Bank AG, Zürich. He starts in his new position as head (president of the Vorstand) of SEB Germany at September 1st.

- The restructuring of SEB Germany, which has been my main task, will soon be finished. For SEB, the next stage is to develop our German business, to grow with the German market. Thus, this is a natural moment to change the management, says Lars Lundquist. In Thomas Altenhain, we've found a person with large knowledge of the Banking and financial sectors, as well as the personal abilities to lead this bank further.

For additional information, please contact:
Heinrich Schaumburg, Corporate Staff Communication / Investor Relations,
+49 69 258 6400



YEAR-END REPORT FOR 1999

- **Strong total result – all-time high. SEK 7,440 M (SEK 3,587 M) *excluding* non-life insurance operations**
- **The operating result amounted to SEK 5,065 M (SEK 2,304 M)**
- **SEB strengthens transformation to e-banking**
- **Internet expansion in Europe starting this year**
- **50 branches in Sweden to be closed this year**
- **Extensive restructuring started in BfG. Goals set for cost efficiency and revenue improvement are raised**
- **Continued focus on efficiency, particularly in Nordic Banking operations**
- **A dividend of SEK 3.50 is proposed (SEK 3.13) – an increase of 12 per cent**

SEB - well positioned in the new economy

Since 1997 SEB has focused strongly on savings and asset management. In 1998 we established a number of "stretch targets" for the Group: five domestic markets, five times the amount of assets under management, and five million Internet customers by the end of 2004.

The results for 1999 were favourable and clearly show that our efforts have borne fruit. As a result of our distinct mobilisation of resources in Asset Management, assets under management has increased from SEK 499 billion to SEK 702 billion and net commission income has risen by 26 per cent.

SEB strengthens transformation to e-banking
Nineteen ninety-nine was the year in which a number of critical steps were taken to transform SEB from Nordic to European, from a "universal" bank to a Group centred around the Internet, from being product oriented to being guided by customer needs within two main customer groups – business-intensive private customers and Nordic customers.

Approximately 50 branches to be closed in Sweden
With 380,000 of our most attractive customers on the Internet - 25 per cent of the total number of customers, the highest percentage in the world -- we have now reached a critical point in Sweden. The number of branch visits has declined to such an extent that we can begin to measure the consequences of the changed behaviour of customers. We will therefore close around fifty branches, a fifth of the total number, during the first half of the current year. The branches will continue to play an important role in the future, particularly with regard to advisory services.

Our Internet lead offers an opportunity for a major step into Europe
SEB was among the pioneers with regard to the Internet and has experience from three years of continuous development in this field. In the first phase, the Internet was a technology that was used to make such simple services as payments available via a new channel. Gradually, we provided more and more services such as funds and stock trading. We are now in transition to a completely new phase, in which we are utilising a new business logic that is made possible through the Internet.

SEB is among the elite in the world with regard to the number of its customers who use the Internet bank – 25 per cent. Where the Internet is concerned in our established markets -- Sweden, with 380,000 customers in February, and Estonia with 35,000 -- we see that cost-savings are now beginning to develop in "the old ways of working." However, Internet is much more than a way to save money in the "old channels." Our customers on the Internet conduct more transactions that those who do not use the Internet and provide for higher profitability. With the pan-European model, which is a fantastic instrument for the customers' financial planning, we also believe that we will acquire new customers in the markets in which we are already operating.

The greatest and most attractive opportunity naturally lies in our expansion in Europe, where we are participating in a growing investment market with a tool that offers superior service for customers. The new pan-European model is being launched in Denmark at the end of March, and in Germany under the auspices of BfG in the third quarter. We are now analysing the opportunities to also start up in Great Britain at the end of the year, under our own auspices or with a partner.

SEB -- In the middle of Europe's "wireless valley"
The private segment is not the only one in which the Internet has become substantial. SEB today has the largest percentage of corporate customers on the Internet. During the year an additional substantial investment will be made in this area to tie together our various corporate services. Growth in Sweden generally, and in "new economy" companies in particular, is naturally something that we are focusing on in the corporate sector, where we are already strong.

Costs continue to be a priority concern
At the same time we are seeing clearly how our costs are increasing. The largest increase is in Asset Management and Life, as well as other growing operations such as Enskilda Securities, where revenues are growing even more strongly. We will continue to invest in these areas, even though the focus for Asset Management during 2000 will be to streamline and to prioritise profitability ahead of growth. It is within the Nordic Banking operations, which mainly conduct business in a mature market with shrinking margins, that the costs savings must primarily be realised.

Cost reduction measures in intensified form are continuing in many areas, however. In addition, the increase in information-technology (IT) costs has now ended following a period of major projects. But a period following the initial investments in new system is often required before the savings become visible.

SEB is in the middle of the bridge between old and new business logic. It is clear to us that a paradigm shift is taking place. As a purely practical matter, we can achieve the necessary change in expertise without major costs, due to the large surplus values that we have in our pension funds.
In the spring of 2000, as part of its cost-savings, SEB is continuing the program of early retirement of employees. The costs of this program are being met through compensation from SEB's pension funds, in which surplus values increased from SEK 13 billion to SEK 18 billion in 1999.

Continued increasingly efficient use of capital and reduction of risk
More efficient use of capital in Merchant Banking has been a priority area during the year and the amount of capital allocated was reduced from SEK 10,400 M to SEK 9,500 M. The risks in proprietary trading and in emerging markets have been reduced to lower, currently comfortable levels.

The restructuring of BfG has begun
A comprehensive program to restructure BfG and increase its profitability is currently under way. The core business in the savings and private-customer segments is attractive and it recently became known that BfG is the German bank with the highest percentage of satisfied customers. The results of our surveys since we took over the bank on 3 January have also been highly favourable. Goals and plans for cost savings and revenue increases have been raised from EUR 60 M to EUR 80 – 100 M annually through a restructuring program to boost profitability. This means that at least 500 positions will be eliminated and that nonstrategic units are being examined for the purpose of restructuring, selling or closing them down. As we reported in October last year, BfG is to become our portal to the market for savings programs in Europe. The pan-European Internet model is being launched in the third quarter. Currently, BfG has 65,000 Internet and on-line customers.

"Changing old companies in traditional industries presents a challenge," says Lars H Thunell, President and Chief Executive Officer. "But it is not a matter of disassembling; it is a matter of changing and creating something new; that is the only way to achieve growth."

Results for main groups and business areas
Effective as of 2000, several of SEB's business areas were organised to form four main groups – Nordic Banking, Asset Management and Life, BfG and "Other Group" operations. The latter comprises a number of companies/ business areas – Enskilda Securities, SEB Kort, SEB Internet, SEB Baltic Holding and SEB IT – that operate more independently under their own brands.

NORDIC BANKING
Nordic Banking comprises the Retail Distribution, Merchant Banking and Financial Services business areas, excluding SEB Kort, which forms a separate business unit as of 2000. The new main groups reported a combined total result of SEK 4,644 M in 1999. Revenues rose 1 per cent. The increase in costs was 5 per cent, of which staff costs, net, amounted to 12 per cent. The average number of employees was approximately 6,500 in 1999.

Retail Distribution
Income remained essentially unchanged, SEK 5,360 M. Net interest earnings declined mainly due to reduction in margins. The decline in net interest earnings was offset by a rise in commission income, primarily from securities, funds, payments and insurance. Despite a reduction of 243 in the number of employees, costs rose by 4 per cent due to higher staff costs and the continued investment in the Internet. Total result declined by 3 per cent to SEK 1,481 M. Return on allocated capital, SEK 7,100 M, was 15.0 per cent (15.50 per cent).*

---

* Capital has been allocated to the Group's various business areas in proportion to their risk exposure. In calculating the return for business areas, the total results after standard tax have been compared with the distributed risk capital. The calculation of the return also takes into consideration that part of the Group's goodwill that may be attributed to certain business areas (see also page xx).

Concurrently with the increasing use of primarily the Internet, but also of telephone and automated services, far fewer customers visit branch offices for simple transactions. During 1999, the trends reached a point where the office as a physical meeting place is no longer required to the same extent as previously. At the same time, the Banks' focus on more business-intensive customers and their need for qualified advice resulted in an aim to concentrate resources to the areas in which these customers exist. Accordingly, some 50 offices will be closed in 2000. About 280 persons are affected by the reduction, which will result in a net savings of about 150 positions.

Financial Services – continued high return

In Financial Services, SEB Finans displayed a particularly strong result, + 22 per cent. Overall, the business area increased its total result by 7 per cent to SEK 1,078 M. Return on allocated capital, SEK 1,300 M, amounted to 59.7 per cent (55.8 per cent).

At year-end 1999, SEB Finans' lending volume totalled SEK 18,762 M (SEK 16,634 M). SEB Securities Services held Swedish and international securities worth the equivalent of SEK 2,211 billion (SEK 1,575 billion) in custody. SEB Kort's turnover in 1999 amounted to SEK 112,889 M (SEK 103,030 M).

Merchant Banking – higher customer-related income and successful capital rationalisation

Merchant Banking in 1999 reported a total result of SEK 2,470 M (SEK 291 M). The goal to increase customer-related income and reduce dependence on more volatile market-risk-related income was achieved. Customer-related income rose 4.5 per cent, as a result of a highly positive trend in currency trading and the growing European, corporate debt capital market. As a result of lower market risk levels, income from own position-taking declined to SEK 840 M (SEK 1,089 M). Customer-related income accounted for 83 per cent of total revenues.

Extensive efforts have been made since 1998 to increase capital efficiency, Since June 1998, when SEB began to measure risk level in accordance with the Capital at Risk method, Merchant Banking has reduced its risk level by 19 per cent. This has been achieved primarily through a sharp reduction of exposure in emerging markets and through lower and better-controlled market risks. Return on allocated capital, which was reduced from SEK 10,400 M to SEK 9,500 M, amounted to 18.7 per cent (2.0 per cent). Capital rationalisation programs will continue during the current year. The focus on growth areas such as the European debt capital market has been financed by enhancing the efficiency of the international network. For example, the number of employees outside the Nordic region was reduced by nearly 20 per cent since 1998. The fact that costs nonetheless rose 8 per cent was due firstly to bonus-related remuneration and secondly to higher IT costs in conjunction with the introduction of the euro and preparations ahead of the millennium shift. Recoveries exceeded credit losses, resulting in a net SEK+441 M (-2,010 in provisions in 1998).

ASSET MANAGEMENT AND LIFE

This main group comprises the Asset Management and SEB Trygg Liv (*life*) business areas, which attained a combined total result of SEK 2,597 M in 1999. Revenues, including changes in surplus values, rose 39 per cent. The cost increase, net, was 27 percent, of which staff costs rose 45 per cent. The average number of employees was 1,800 during the year.

Asset Management – 40 per cent increase in managed assets

Income advanced 29 per cent to SEK 3,035 M, chiefly as a result of rising stock prices, but also because of a higher level of activity and acquisitions. Costs rose by 40 per cent, primarily as a result of the acquisition of ABB Investment Management in autumn 1998 and ventures in Denmark and Great Britain. Rising bonus-related remuneration as a result of higher activity and improved investment performance also contributed to the cost increase.

The total result rose by 19 per cent to SEK 1,211 M (SEK 1,019 M). Return on allocated capital, including goodwill attributable to the group, SEK 3,750 M, was 23.3 per cent (19.6 per cent)

At 31 December 1999, Asset Management had SEK 702 billion (SEK 499 billion) under management. Of this total, portfolio management accounted for SEK 274 billion, traditional life insurance for SEK 228 billion and funds and unit-linked insurance for SEK 200 billion. SEK 72 billion of the volume in portfolio management and life insurance resulted from the agreement with Codan, a Danish company. Net deposits amounted to some SEK 14 billion, of which about SEK 8 billion was in the Group's mutual funds and SEK 6 billion in portfolio management for customers in Sweden and the rest of the Nordic region, and in Britain, Luxembourg, Switzerland and the U.S.

SEB Enskilda Banken experienced a strong capital inflow, of which 75 per cent derived from new customers. Assets under management increased from SEK 150 billion to SEK 230 billion in 1999.

SEB Trygg Liv – doubled result

Total result more than doubled to SEK 1,386 M (SEK 575 M). Sales, that is, new policies and extra payments on existing insurance policies, rose 22 per cent to SEK 8.8 billion (SEK 7.3 billion). Premium income (paid-in premiums) increased 20 per cent to SEK 15.1 billion (SEK12.6 billion). The change in surplus values in life insurance operations was twice as large compared with 1998, SEK 1,502 M (SEK 752 M).

Return on allocated capital, including attributable goodwill, SEK 3,250 M, amounted to 30.7 per cent (12.7 per cent).

Funds under management at year-end amounted to SEK 230 billion (SEK 190 billion). (See Appendix on page xx.)

"OTHER GROUP" OPERATIONS

The combined total result for these units amounted to SEK 1,147 M (SEK 583 M). Revenues rose 60 per cent and costs increased 48 per cent. This included staff cost increases, net, of 79 per cent.

Enskilda Securities – best result ever

Enskilda Securities reported its best result ever, SEK 592 M (SEK 217 M). The earnings improvement is based on a very high volume of share trading and a large number of successful corporate finance transactions. Revenues rose by 70 per cent to SEK 2,279 M, while costs were up 55 per cent due to new recruitment and increased bonus-related compensation.

Return on allocated capital, SEK 650 M, was 65.6 per cent (24.0 per cent). Enskilda Securities' share of equities trading in Sweden in 1999 was slightly more than 10 per cent, representing an unchanged position as the largest player on the Swedish stock exchange. Enskilda is also the clear leader in Nordic M&A transactions.

Effective 1 January 1999, the operations within Enskilda Securities are incorporated.

After the close of the fiscal year, Enskilda Securities has signed an agreement to acquire Norwegian Orkla Finans (Fondsmegling) from Orkla Finans ASA, with payment in own newly issued shares. After the acquisition, SEB will hold 77.5 per cent and Orkla Finans ASA 22.5 per cent of the shares in Enskilda Securities.

The Baltic States – increased ownership

During 1999, SEB has gradually increased its ownership in the Baltic States, which since the autumn of 1999 forms a separate business area in the Group. At year-end 1999, SEB held 50.2 per cent in Eesti Ühispank, Estonia, 50.5 per cent in Latvijas Unibanka, Latvia, and 40.8 per cent in Vilniaus Bankas, Lithuania. Accordingly, the first two banks were consolidated in SEB since October and July 1999, respectively, while Vilniaus Bankas is reported on a profit participation basis. Earnings development in the three banks was positive. Total result including amortisation of goodwill amounted to SEK 170 M. Return on allocated capital, SEK 980 M, was 12.5 per cent.

During the current year, the number of branches in Eesti Ühispank will be reduced from the current 82 to about 50-60. The reduction is a result of the rapidly growing use of the bank's electronic services, mainly Internet. The number of employees will be reduced this year. Personnel reductions are also expected in Latvijas Unibanka and Vilniaus Bankas as a result of technical development.

SEB Internet – now the hub

Since summer 1999, SEB Internet is a separate unit in the Group. Costs for the Swedish Internet operations, which in 1999 amounted to nearly SEK 300 M, are carried by the business areas, whose customers use the services. Income from the operations accrues in the relevant business area, that is, mainly Retail Distribution and Asset Management. Investment in the pan-European Internet model amounted to about SEK 100 M in 1999.

During 1999, the number of business transactions on the Internet rose by 70 per cent. Twenty per cent of stock trading transactions by private customers and 30 per cent of private bill payments are made via the Internet bank.

During the current year, SEB's new e-bank will be launched in Denmark in March and in Germany during the third quarter, with Codan Bank's and BfG Bank's existing services on the net as a base.

Non-life insurance operations

The result from the Group's non-life insurance operations amounted to SEK 57 M (SEK 2,497 M). The result includes a capital gain of SEK 500 M from the divestment of Trygg-Hansa Försäkrings AB to Danish Codan on 14 October 1999 (with settlement as of 31 August 1999). The result also includes the run-off operations remaining in the SEB Group.

BfG

The BfG Bank was consolidated in the SEB Group on 3 January 2000 and, accordingly, is not included in SEB's 1999 results. BfG's own reporting is still in accordance with German accounting rules and are not yet adapted to the Swedish and international principles applied in the SEB Group. Adjusted by SEB, comparable profit before tax for BfG's amount to EUR 60 M in accordance with the same model applied in the issue prospectus.

Including non-recurring gains that are part of BfG's own results, earnings amount to EUR 117 M. Prior to the forthcoming acquisition, this result is charged with restructuring costs of EUR 85 M and estimated general reserve allocations, etc. in accordance with German accounting rules totalling EUR 197 M. After these closing measures, BfG reports, in accordance with its own accounting principles, a loss before taxes of EUR 164 M. The reported result is treated in the acquisition analysis in such a manner that a portion of the difference between the purchase price and shareholders' equity is appropriated already before the acquisition.

At 31 December 1999, BfG managed SEK 110 billion, of which about 80 per cent in mutual funds. BfG, which has been highly successful in its focus on savings, is the bank in Germany with the

highest proportion of satisfied customers, according to a comprehensive survey conducted at the end of 1999.

In the current year, cost levels will be reduced through co-ordination with SEB in a number of areas, divestments and rationalisation of central functions. These measures will result in a staff reduction of at least 500 positions. Moreover, the operations of Deutsche Handelsbank are being terminated, resulting in reduction of an additional 75 positions.

Group performance

Income – strong rise in commission income
Net interest earnings rose 3 per cent, to SEK 6,913 M (SEK 6,707 M), mainly due to the growing differences during the year between long- and short-term interest rates. Net interest earnings from deposits and lending increased marginally as a result of added volumes from the Baltic States that, combined, accounted for approximately SEK 200 M of net interest in 1999. The cost for the deposit guarantee amounted to SEK 263 M (SEK 268 M).

Net commission income increased by 26 per cent, to SEK 8,317 M (SEK 6,619 M), mainly due to increased securities commissions from equity trading and asset management, but also due to improved commission on payment services.

Net result of financial transactions, excluding changes in Trygg-Hansa's market portfolio, rose 29 per cent, to SEK 2,269 M (SEK 1,757 M). This was mainly attributable to the favourable result in equity and currency trading. The result from proprietary trading was affected adversely by rising long-term interest rates. Risks in these operations were reduced by 40 per cent during the year.

A one percentage unit change in the Swedish market rates as at 31 December 1999 would have resulted in an increase/decrease of approximately SEK 0.8 billion (SEK 1.9 billion) in the market value of the Group's total positions in Swedish kronor and foreign currency. The decline is attributable to reduced trading in own portfolios.

Other income declined 8 per cent, to SEK 2,040 M (SEK 2,218 M), Capital gains amounted to SEK 948 M (SEK 1,181 M). Comparable figures in the preceding year included a capital gain on the sale of bank properties of about SEK 1 billion. The 1999 result includes return on and a gain on the sale of investment portfolios of SEK 541 M and dividends from venture-capital funds of SEK 300 M.

Combined, the Group operating result, excluding divestment of the non-life insurance operations, amounted to SEK 19,758 M (SEK 17,528 M).

A significant portion of the result from the life insurance operations is attributable to the change in the surplus value in these operations, primarily unit-linked insurance. In accordance with the prevailing principles, this value change is reported as a separate line within total result. In an analytical perspective, however, the value change should be made the equivalent of income. Measured in this fashion, the adjusted result amounts to SEK 21,260 M (SEK 18,280 M), an increase of 16 per cent.

Costs – increasing percentage variable
Group *costs* amounted to SEK 15,098 M (SEK 12,973 M), an increase of 16 per cent. The higher costs are attributable mainly to investment in expansion of the Internet and continued rapid growth within Asset Management, SEB Trygg Liv and Enskilda Securities, which also reported favourable

result increases. In addition, investments were made in Nordic Banking and Baltic States and Codan Bank was added in the autumn.

In general, there are considerable differences in the cost structure and costs development between the different new main groups within SEB, mainly between the growth-oriented segments and the more management oriented.

Part of the cost increase is due to pension costs, for which compensation is received from SEB's pension funds. Pension provisions are reported under a separate item in the profit and loss account and amounted in 1999 to SEK 873 M (SEK 531 M). If costs are reduced by this compensation/ contribution, net costs amount to SEK 14,225 M (SEK 12,442 M), an increase of 14 per cent.

The income/cost ratio amounted to 1.50 (1.47). The positive development during the fourth quarter resulted in an income/cost ratio of 1.65. The corresponding cost/income figure (relation of costs to income) was 0.67 (0.68). This resulted in an improvement to 0.61 in the fourth quarter.

A significant portion of the increase in staff costs is due – in addition to new recruitment in growth areas – to an increase in bonus-related remunerations as a result of positive earnings trend, mainly within Enskilda Securities, Asset Management and Merchant Banking. Staff costs amounted to SEK 8,419 M (SEK 6,816 M), up 20 per cent, after reduction by the aforementioned pension provisions. In other respects, the increase in costs was limited to 8 per cent.

IT costs – including personnel within SEB IT – amounted to SEK 2,806 M (SEK 2,857 M), down 2 per cent. Taking into account the personnel in the business area, the total IT costs can be calculated at slightly more than SEK 3 billion, which is the same level as a year earlier. This means that the previously expressed ambition to maintain IT costs at an unchanged level in 1999 could be realised. A further improvement of efficiency in the IT area is planned in 2000, by linking control more closely to business development and incorporating the actual IT organisation and establishing a central Chief Information Officer (CIO) function.

The number of staff, measured as an average for the year, increased by 528 to 13,875. The increase is attributable to Eesti Ühispank and Latvijas Unibanka being consolidated in the SEB Group during the second half of 1999. Excluding the addition from the Baltic banks, the average number of staff declined by 459.

At the end of 1999, SEB's management and the trade unions agreed that the profit-sharing system should be replaced with a pension insurance for the years 1999 and 2000. The past year's costs for this amounted to SEK 376 M (compared with an allocation to profit sharing in 1998 of SEK 292 M). As a result of the agreement, a large portion of costs can be financed through payments from SEB's pension funds.

At year-end 1999, SEK 1,699 M of the restructuring reserve of SEK 2,255 M was utilised.

Lending losses and doubtful claims – recoveries and reduced exposure

During 1999, the Group's recoveries and withdrawals were greater than *lending losses,* including value changes in assets taken over and write-downs of financial fixed assets. Accordingly, a net of SEK 289 M (loss: SEK 2,251 M) was reported. *Incurred losses* and *provisions for possible lending losses* amounted to SEK 1,089 M (SEK 2,801 M), while recoveries and withdrawals, including reserve for political risks abroad, SEK440 M, amounted to SEK 1,295 M (SEK 564 M).

The provision for the Group's undertakings in emerging markets at year-end 1999 amounted to SEK 1,797 M (SEK 2,525 M), of which SEK 790 M (SEK 1,318 M) pertained to Russia.

Exposure, geographical distribution, SEK M

Asia[1]	5,166
Hong Kong	1,443
China	791
Other specified countries[2]	1,930
Latin America[3]	3,190
Brazil	1,277
Eastern and Central Europe[4]	**1,577**
Russia	1,025
Africa and Middle East[5]	2,268
Turkey	786
Total	**12,202**
Provision	1,797
Total net	**10,405**

1. Includes Hong Kong, China, India, Pakistan, Taiwan, Macao and other specified countries
2. Includes the Philippines, Malaysia, Thailand, Korea and Indonesia
3. Includes Brazil, Argentina, Mexico and Peru
4. Includes Russia, Israel, Estonia, Latvia Lithuania, Poland, the Czech Republic, Slovakia, Rumania, Hungary, Slovenia, Croatia, Kazakhstan and the Ukraine
5. Includes Turkey, Iran, Saudi Arabia, Egypt, South Africa, Ethiopia and Algeria

Doubtful claims, net, declined by 21 per cent, to SEK 2,824 M (SEK 3,577 M) and the volume of assets taken over declined by 39 per cent, to SEK 626 M (SEK 1,031 M). The level of doubtful claims decreased to 0.82 per cent (1.08 per cent), while the provision ratio for doubtful claims increased to 59.6 per cent (52.0 per cent).

Pension provision – major surplus in pension foundation

Operating costs are continuously charged with both general pension fund contributions actually paid and with standard pension costs in accordance with the supplementary pension plan of the Bank. These pension costs are restored in the total result of the Group, because the Bank has the right to compensate itself for this type of costs from the Bank's pension funds, which are independent from the Bank. This right applies as long as the assets of the pension funds exceed estimated pension commitments.

For 1999, this pension provision amounted to SEK 873 M (SEK 531 M). In addition, a nonrecurring cost for early retirements is being charged directly against the pension foundations in the amount of SEK 716 M (SEK 461 M). The total assets of the pension funds were slightly more than SEK 25 billion (SEK 19 billion), while their commitments totalled SEK 7 billion (SEK 6 billion). Accordingly, the surplus value rose from SEK 13 billion to SEK 18 billion during 1999.

Tax costs

Taxes relating to the total result amounted to SEK 1,776 M (SEK 1,211 M), which equals a weighted tax rate of 24 per cent. Tax costs of SEK 1,355 M (SEK 1,000 M) consist of SEK 1,288 M (SEK 527 M) in taxes paid, SEK 276 M (SEK -450 M) in taxes for prior years, SEK -209 M (SEK 923 M) in deferred taxes. Combined, this corresponds to a tax rate of 23 per cent.

Rising total result

Operating profit, excluding the non-life operations, amounted to SEK 5,065 M (SEK 2,304 M) The change in the surplus value of the life insurance operations was SEK 1,502 M (SEK 752 M). With

the addition of changes in the surplus value and a pension provision of SEK 873 M (SEK 531 M), total result – excluding non-life operations – amounted to SEK 7,440 M (SEK 3,587 M).

Including non-life operations, the total result was SEK 7,497 M (SEK 6,084 M) before taxes and SEK 5,665 M (SEK 4,867 M) after taxes.

Earnings per share and return on equity

The calculation of earning per share, including/excluding changes in surplus values in life insurance operations, appears in the following table:

	Result, incl. changes in surplus values		**Result, excl. changes in surplus values**	
	1999	**1998**	**1999**	**1998**
Operating result	5,122	4,801	5,122	4,801
Pension provision	873	531	873	531
Change in surplus values in life insurance operations	1,502	752		
Total result	7,497	6,084		
Taxes and minority interests	-1,832	-1,217	-1,411	-1,006
Result after tax	5,665	4,867	4,584	4,326
Earnings per share (based on a weighted number of shares in connection with the new issue, 589,839,372 shares)	**9.60**	**8.25**	**7.77**	**7.33**
Earnings per share (adjusted for bonus issue element)	**8.60**	**7.40**		
Return	**17.1**	**16.1**	**14.6**	**14.8**

Investments in Nordic region, Baltic States and Germany

During the year, SEB Trygg-Hansa Försäkrings AB (non-life insurance) was divested for slightly more than SEK 4.3 billion to Danish Codan. At the same time, SEB acquired Codan Bank, 49 per cent of Codan Link and Codan's 15.8 per cent interest in Amagerbanken for a approximately SEK 1 billion. The agreement with Codan also included an agreement on asset management.

During the year, SEB successively increased its holdings in the three partly owned Baltic banks, Eesti Ühispank in Estonia (from 34 per cent to 50.2 per cent), Latvijas Unibanka in Latvia (from 44.3 per cent to 50.5 per cent) and Vilniaus Bankas in Lithuania (from 35.8 per cent to 40.8 per cent). Accordingly, the first two banks are consolidated in the SEB Group.

In October, SEB reached an agreement to acquire 100 per cent of the shares in BfG Bank for EUR 1.6 billion, (DEM 3.1 billion) or SEK 13.9 billion from Crédit Lyonnais. The acquisition was financed partly through a rights issue of SEK 4.1 billion. BfG was consolidated in the SEB Group as of 3 January 2000.

After the close of the fiscal year, SEB's subsidiary Enskilda Securities and Norwegian Orkla Finans ASA signed an agreement covering acquisition by Enskilda Securities of Orkla Finans (Fondsmegling). Payment was made in the form of newly issued own shares, whereby Enskilda Securities will be 77.5 per cent owned by SEB and 22.5 per cent by Orkla Finans ASA.

Total assets and shareholders' equity

The total assets of the Group increased by 3 per cent, to SEK 710 billion, mainly due to lending increasing 6 per cent to SEK 342.9 billion, including repos. Shareholders' equity increased by 8 per cent, to SEK 33 billion. The capital from the new issue of SEK 4.1 billion was not registered with the authorities until January 2000 and, accordingly, is not included in shareholders' equity at 31 December 1999. If the surplus value in the life insurance operations is included, shareholders' equity would amount to SEK 35.8 billion.

Credit exposure by industry sector including contingent liabilities, undertakings and derivatives (after provision for possible loan losses)

	1999	Per cent	1998	Per cent
Companies and banks				
Banks[1]	89,982	16.4	91,932	17.5
Finance and insurance	37,972	6.9	35,957	6.8
Property management	60,288	11.0	60,867	11.6
Wholesale & retailing. hotels and restaurants	27,891	5.1	30,755	5.9
Transportation	27,340	5.0	21,320	4.1
Other service sectors	22,191	4.1	19,582	3.7
Construction	6,553	1.2	5,919	1.1
Manufacturing	74,057	13.5	73,810	14.1
Other	45,114	8.2	35,000	6.7
	391,388	71.4	374,962	71.5
Public administration				
Municipalities, County Councils	14,395	2.6	13,125	2.5
Municipality-owned companies	29,910	5.5	30,730	5.8
	44,305	8.1	43,855	8.3
Households				
Housing loans (first-mortgage loans)	65,802	12.0	57,678	11.0
Other loans	36,366	6.7	33,182	6.3
	102,168	18.7	90,860	17.3
Not distributed by sector and industry	10,120	1.8	15,632	2.9
Total loan portfolio	**547,981**		**525,309**	

Capital at Risk not diversified, SEK 50 billion


Operational and
residual risk
35%
Credit risk
43%
Insurance risk
18%
Market risk
4%

Capital at Risk, after diversification within and between business areas, SEK 25.3 billion


Operational and
residual risk
26%
Credit risk
58%
Insurance risk
15%
Market risk
1%

Return of business areas and allocated capital

In order to capitalise on the capital base of the Group and to appraise the profitability of the various business areas with greater precision, SEB has introduced a control model, based on Capital at Risk.

Allocated capital of the business areas comprises Capital at Risk and that part of goodwill attributable to corporate acquisitions and is matched by a need for shareholders' equity.

Capital at Risk is the appraisal of the risk for unexpected losses in those positions that the business operations of the Group imply at any given point in time and is based upon statistical probability calculations for various types of risk (credit, market, operational, etc.). The capital allocated to the various business areas of the Group has been calculated in proportion to their respective risk exposure. When calculating the return of the business areas, their results, after standard tax, have been put in relation to allocated capital.

Capital base and capital adequacy

At 31 December 1999, the capital base of the financial group of undertakings (which includes the associated companies but not the insurance companies) was SEK 34.3 billion (SEK 25.1 billion). SEK 4.1 billion of this amount pertains to the new issue carried out before year-end 1999 in accordance with prevailing rules. Core capital also includes a so-called core-capital contribution of EUR 200 M, which SEB issued in the spring of 1999. At year-end, the capital base amounted to SEK 46.5 billion (SEK 33.6 billion). At the same time, risk-weighted assets rose to SEK 318 billion (SEK 309 M) as a result of Eesti Ühispank and Latvijas Unibanka being consolidated in SEB in the autumn of 1999. Consequently, the total capital ratio was 14.6 per cent (10.9 per cent) and the core capital ratio 10.8 per cent (8.1 per cent), compared with the target of at least 7.0 per cent.

Dividend policy

It is the objective of the Board of Directors to declare a dividend that corresponds to between 30 and 50 per cent of earnings per share, taking into consideration the total result after tax. The size of the dividend is determined by the financial position and growth opportunities of the Group. The Group strives to achieve long-term growth on the basis of a capital base for the financial group of undertakings that must not, in the long term, be inferior to a core capital ratio of 7 per cent.

Dividend

The Board of Directors proposes a dividend of SEK 3.50 (3.13) per Series A and Series C share (SEK 3.00), corresponding to 43.5 per cent of earnings per share according to SEB's definition. The total dividend amounts to SEK 2,466 M (SEK 2,059 M).

Stockholm, 15 February 2000

Lars H Thunell
President and Group Chief Executive

* * *

The Annual Report will be distributed in late March 2000. At the same time, it will also be available on the Internet (www.sebank.se).

The Annual General Meeting will be held at 4:00 p.m. on 28 April 2000 at Circus, Kungliga Djurgården, Stockholm.

The Interim Report for the first quarter of 2000 will be published on 28 April 2000. (Internet address: www.sebank.se). The following two Interim Reports will be published on 22 August and 26 October 2000, respectively.

For further information, please contact:
Gunilla Wikman, Head of Group Communications, Telephone +46-8-763 81 25
Lotta Treschow, Head of Investor Relations, Telephone +46-8-763 95 59.

Appendix

SEB Trygg Liv

SEB Trygg Liv focuses on the sale and administration of unit-linked insurance products and their equivalent for account of the traditional mutual life insurance business. From an accounting point of view, its activities are separate from traditional banking activities. SEB Trygg Liv's accounts are presented in this Appendix according to generally accepted accounting standards for the insurance companies.

SEB Trygg Liv's sales, that is, new premiums and additional payments under existing insurance contracts, increased by SEK 1,594 M, or 22.0 per cent, to SEK 8,847 M (SEK 7,253 M). The share of insurance contracts with current premiums was 17.6 per cent (26.4 per cent), which is a consequence of the fact that the growth of the life insurance market during the year primarily consisted of single premium endowment assurance, mostly unit-linked. Premium income (premiums paid) rose by 20.2 per cent, to SEK 15,100 M (SEK 12,563 M). In total, assets under management increased by 21.3 per cent during the twelve-month period, whereas the corresponding increase for unit-linked insurance was 56.1 per cent.

Income increased by 13.8 per cent, primarily as a result of a higher premium volume and favourable growth in assets under management, particularly within unit-linked insurance. Operating costs and other costs increased by 3.6 per cent (21.5 per cent). However, due to lower direct sales costs the deduction for deferred acquisition costs declined to SEK 248 M (SEK 278 M), which resulted in a net cost increase of 6.9 per cent (13.7 per cent).

The operating result improved by 35 per cent, to SEK -116 M (SEK -177 M).

The total result, which includes the change in surplus values, increased by 141 per cent, to SEK 1,386 M (SEK 575 M). This improvement was mainly due to strongly increased sales combined with a positive development on the capital market, compared with 1998, which resulted in favourable growth in managed funds.

The surplus value in life insurance operations is the present value of expected future gains from signed insurance contracts. The surplus values comprise unit-linked operations as well as commissioning agreements with traditional life insurance companies.

Volumes, SEK M	1999	1998
Sales volume		
Traditional life insurance, current share 23 (31) %	1,450	1,326
Unit-linked insurance, current share 17 (25) %	7,397	5,927
	8,847	**7,253**
Premium income		
Traditional life insurance	5,323	5,145
Unit-linked insurance	9,777	7,418
	15,100	**12,563**
Savings stock	**31 Dec**	**31 Dec**
Traditional life insurance	172,572	152,869
Unit-linked insurance	57,851	37,065
	230,423	**189,934**

Profit and loss account, SEK M	1999	1998
Commissioning agreements, traditional life insurance	338	341
Unit-linked insurance	762	577
Risk operations and other	84	122
Total income	**1,184**	**1,040**
Operating expenses	-1,387	-1,279
Capitalisation of acquisition costs	248	278
Goodwill and other	-161	-216
Total costs	**1,300**	**1,217**
Operating result	**-116**	**-177**
Change in surplus values [1]	1,502	752
Total result	**1,386**	**575**
Return on allocated capital, per cent [2]	30.7%	12.7%
Expense ratio per cent [3]	9.2%	10.2%

1) After deduction for change in capitalised acquisition costs
2) After standard tax. SEK 3,250 M allocated for each year
3) Operating expenses expressed as percentage of premiums earned

Calculation of surplus values and changes in surplus values
Surplus values in life insurance operations are calculated on the basis of assumptions regarding the future development of signed insurance contracts and a risk-adjusted discount rate. The most important assumptions are the following:

Discount rate	11%
Return on capital, nominal assets	4%
Return on capital, real assets	8%
Cancellations of contracts	5%
Cancellations of current premiums	5%
Administrative expenses	SEK 250/contract per year
Mortality rates	According to trade experience

Surplus accounting

Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.

Change in surplus values		1,750
Deferred acquisition costs	-450	
Depreciation	+211	
		-248
Reported change in surplus values		**1,502**

Balance

Opening balance, 1 January 1999		**2,259**
Current change in surplus values consists of present value of new contracts[1]		902
Present value of new contracts		
+ Return on existing contracts	+349	
- Realised surplus value in existing contracts	-435	
= Change in present value of contracts signed before the current period		-86
Actual outcome compared with operative assumptions made[2]		186
Change in operative assumptions		0
Capital return in excess of undertakings		**748**
Total change in surplus values[3]		**1,750**
Closing balance 31 December, 1999[4]		**4,009**

1) Sales defined as new contracts and extra premiums on existing contracts

2) The reported actual outcome of contracts signed can be put in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of growth in underlying assets, increased sales, particularly in the form of extra premiums and extensions of contracts as well as cancellations. However, the actual result of income and administrative expenses is included in full in the operating result.

3) Before deduction for capitalised acquisition costs of SEK 248 M. See above.

4) Estimated surplus value according to the above is not includes in the published balance sheet.

The SEB Group Profit and loss accounts

SEK M	1999	1998	Change per cent
Income			
Interest receivable	*26,155*	*31,470*	*-17*
Interest payable	*-19,242*	*-24,763*	*-22*
Net interest earnings	6,913	6,707	3
Dividends received	219	227	-4
Commission receivable	*9,525*	*8,019*	*19*
Commission payable	*-1,208*	*-1,400*	*-14*
Net commission income [1)]	8,317	6,619	26
Net result of financial transactions [2)]	2,269	1,757	29
Other operating income	2,040	2,218	-8
Total operating income	**19,758**	**17,528**	**13**
Costs			
Staff costs	-8,419	-6,816	24
Other administrative costs	-4,092	-3,974	3
Depreciation and write-down of tangible and intangible fixed assets	-1,182	-1,073	10
Other operating costs	-1,405	-1,110	27
Total costs	**-15,098**	**-12,973**	**16**
Result before lending losses	**4,660**	**4,555**	**2**
Lending losses and provisions, net [3)]	207	-2,237	-109
Change in value of assets taken over	111	-10	
Write-down of financial fixed asset	-29	-4	
Net result from associated companies	116		
Operating result, excl. non-life operations	**5,065**	**2,304**	**120**
Result, non-life operations [4)]	57	2,497	-98
Operating result	**5,122**	**4,801**	**7**
Pension provision	873	531	64
Taxes	-1,355	-1,000	36
Minority interests	-56	-6	
Result for the year	**4,584**	**4,326**	**6**

	1999	1998	Change per cent
Operating result, excl. non-life operations	**5,065**	**2,304**	**120**
Change in surplus values in life insurance operations	1,502	752	100
Pension provision	873	531	64
Total result, excl. non-life operations	**7,440**	**3,587**	**107**
Result, non-life operations	57	2,497	-98
Total result	**7,497**	**6,084**	**23**
Tax and minority interests	-1,411	-1,006	40
Tax on change in surplus values	-421	-211	100
Total result after tax	**5,665**	**4,867**	**16**

1) Net commission income

	1999	1998	Change per cent
Payment commissions	1,863	1,585	18
Securities commissions	5,066	3,654	39
Other commissions	1,388	1,380	1
Total	**8,317**	**6,619**	**26**

2) Net result of financial transactions

	1999	1998	Change per cent
Shares/participations	1,024	207	
Interest-bearing securities	-276	113	
Other financial instruments	819	549	49
Realised result	**1,567**	**869**	**80**
Shares/participations	462	-63	
Interest-bearing securities	142	-226	-163
Other financial instruments	-1,039	200	
Unrealised value changes	**-435**	**-89**	
Exchange rate fluctuations	**1,142**	**984**	**16**
Redemption of bonds, SEB BoLån	**-5**	**-7**	**-29**
Total	**2,269**	**1,757**	**29**

3) Lending losses and provisions, net

A. Individually appraised receivables:			
Reported write-down, incurred losses	-448	-926	-52
Reversal of previous provisions for possible losses, reported as incurred losses in current period's accounts	339	544	-38
Reported provision for possible losses	-854	-904	-6
Recovered from losses incurred in previous years	200	185	8
Reversal of previous provisions for possible losses	483	227	113
Reported net cost for individually appraised receivables	**-280**	**-874**	**-68**
B. Receivables appraised by category:			
Reported write-down, incurred losses	-86	-98	-12
Reported provision for possible losses	-31	-33	-6
Recovered from losses incurred in previous years	35	52	-33
Withdrawal from reserve for lending losses	31	49	-37
Reported net cost for receivables appraised by category	**-51**	**-30**	**70**
C. Allocation to/withdrawal from reserve for political risks abroad	**440**	**-1,343**	**-133**
D. Contingent liabilities	**98**	**10**	
Total	**207**	**-2,237**	**-109**

4) Result, non-life operations

Net interest earnings	176	70	151
Dividends received		104	-100
Net result of financial transactions	-548	1,710	-132
Other operating income, incl. Net insurance income	647	1,685	-62
Total income	**275**	**3,569**	**-92**
Staff costs	-34	-631	-95
Other administrative costs	-6	-184	-97
Depreciation and write-down of tangible and intangible fixed assets	-96	-7	
Other operating costs	-82	-250	-67
Total costs	**-218**	**-1,072**	**-80**
Total	**57**	**2,497**	**-98**

Result per main group and business area (SEK M)

Main groups

SEK M	Nordic Banking 1999	Nordic Banking 1998	Asset Management & Life 1999	Asset Management & Life 1998	Other companies & units 1999	Other companies & units 1998
Income	11,632	11,550	4,219	3,389	4,114	2,577
Costs	-7,701	-7,207	-3,211	-2,583	-2,901	-1,962
Lending losses	254	-2,207	-1		-100	-54
Operating result	**4,185**	**2,136**	**1,007**	**806**	**1,113**	**561**
Pension provision	459	327	88	36	34	22
Change in surplus values			1,502	752		
Total result	**4,644**	**2,463**	**2,597**	**1,594**	**1,147**	**583**

Nordic Banking

SEK M	Retail Distribution 1999	Retail Distribution 1998	Financial Services 1999	Financial Services 1998	Merchant Banking 1999	Merchant Banking 1998
Income	5,360	5,358	2,687	2,444	4,914	4,988
Costs	-4,075	-3,902	-1,559	-1,418	-2,990	-2,758
Lending losses	-142	-171	-100	-51	441	-2,010
Operating result	**1,143**	**1,285**	**1,028**	**975**	**2,365**	**220**
Pension provision	338	246	50	32	105	71
Change in surplus values						
Total result	**1,481**	**1,531**	**1,078**	**1,007**	**2,470**	**291**
Allocated capital	7,100	7,100	1,300	1,300	9,500	10,400
Return, %	15.0	15.5	59.7	55.8	18.7	2.0

Asset Management and Life insurance

SEK M	Asset Management 1999	Asset Management 1998	SEB Trygg Liv 1999	SEB Trygg Liv 1998
Income	3,035	2,349	1,184	1,040
Costs	-1,911	-1,366	-1,300	-1,217
Lending losses	-1			
Operating result	**1,123**	**983**	**-116**	**-177**
Pension provision	88	36		
Change in surplus values			1,502	752
Total result	**1,211**	**1,019**	**1,386**	**575**
Allocated capital	3,750	3,750	3,250	3,250
Return, %	23.3	19.6	30.7	12.7

Other companies and units

SEK M	Enskilda Securities 1999	Enskilda Securities 1998	Baltic states 1999	Baltic states 1998	Baltic states [2] 1999	Baltic states [2] 1998
Income	2,279	1,337	387		1,484	
Costs	-1,694	-1,091	-284		-1,007	
Lending losses	7	-29	-52		-132	
Net result from associated companies			119			
Majority					-175	
Operating result	**592**	**217**	**170**		**170**	
Pension provision						
Change in surplus values						
Total result	**592**	**217**	**170**		**170**	
Allocated capital	650	650	980			
Return, %	65.6	24.0	12.5			

SEK M	Other [3] 1999	Other [3] 1998	The SEB Group 1999	The SEB Group 1998
Income	-88	12	19,758	17,528
Costs	-1,285	-1,221	-15,098	-12,973
Lending losses	136	10	289	-2,251
Net result from associated companies	-3		116	
Non-life operations	57	2,497	57	2,497
Operating result	**-1,183**	**1,298**	**5,122**	**4,801**
Pension provision	292	146	873	531
Change in surplus values			1,502	752
Total result	**-891**	**1,444**	**7,497**	**6,084**

1) SEB Kort will become a new business area in 2000 and is therefore excluded.

2) Pro forma, all three banks fully consolidated

3) Refers to income/costs that cannot be attributed to individual business areas. Return on capital that cannot be attributed to individual business areas, depreciation of goodwill in connection with the purchase of Trygg-Hansa and central costs, are included as well.

Key figures for the SEB Group

	1999	1998
Return on equity, %	14.6	14.8
Return incl. change in surplus values, %	17.2	16.1
Earnings per share, SEK	7.77	7.35
Total result after tax per share, SEK	9.60	8.25
Income/cost ratio, before lending losses	1.31	1.35
Income/cost ratio, after lending losses	1.34	1.15
Lending loss level, %	-0.09	0.65
Provision ratio for doubtful claims, %	59.6	52.0
Level of doubtful claims, %	0.82	1.08
Total capital ratio, %	14.61	10.85
Core capital ratio, %	10.79	8.12

Cash flow analysis

SEK M	1999	1998	Change per cent
Cash flow, current operations	*4,711*	*10,298*	-54
Changes in assets, current operations	*-35,495*	*-38,256*	-7
Changes in liabilities, current operations	*37,385*	*6,392*	0
Cash flow, current operations	**6,601**	**-21,566**	**-131**
Cash flow, investment activities	**8,161**	**-1,294**	**0**
Cash flow, financing activities	**-10,326**	**20,905**	**-149**
Cash flow	**4,436**	**-1,955**	
Liquid funds at beginning of year	4,638	6,593	-30
Cash flow	4,436	-1,955	0
Liquid fund at end of year	**9,074**	**4,638**	**96**

Balance sheet of the SEB Group (abbreviated)

SEK M	31 December 1999	31 December 1998	Change per cent
Lending to credit institutions	103,670	84,710	22
Lending to the general public	342,907	324,433	6
Interest-bearing securities	94,415	110,718	-15
- Financial fixed assets	*3,396*	*14,564*	-77
- Financial current assets	*91,628*	*96,154*	-5
Shares and participations	67,339	41,040	64
- For account of policyholders	*57,852*	*37,454*	54
- Other assets	*9,487*	*3,586*	165
Assets in non-life operations	4,870	35,900	-86
Other assets	97,054	92,856	5
Total assets	**710,255**	**689,657**	**3**
Liabilities to credit institutions	117,774	149,659	-21
Deposits and funding from the general public	229,534	187,901	22
Securities issued, etc.	122,143	133,052	-8
Provisions for account of policyholders	58,141	37,378	56
Liabilities in non-life operations	3,085	19,086	-84
Other liabilities and provisions	120,690	108,137	12
Subordinated liabilities	25,882	24,010	8
Shareholders' equity	33,006	30,434	8
Total liabilities and shareholders' equity	**710,255**	**689,657**	**3**

Derivatives contracts

31 December 1999	Contracts on the asset side		Contracts on the liabilities side	
SEK M	Book value	Market value	Book value	Market value
Interest-related	15,053	15,053	15,429	15,429
Currency-related	26,562	28,368	23,377	26,396
Equity-related	2,401	2,401	3,228	3,228
Other	19	19	16	16
Total	**44,035**	**45,841**	**42,050**	**45,069**

On 31 December 1999 the notional value of the Group's derivatives contracts amounted to SEK 3,887 billion (SEK 4,412 billion on 31 December 1998).

The book value of derivatives instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations which is the object of hedge accounting.

The SEB Group's performance on a quarterly basis

SEK M	1999:4	1999:3	1999:2	1999:1	1998:4
Income					
Interest receivable	*6,675*	*6,092*	*6,421*	*6,967*	*7,923*
Interest payable	*-4,899*	*-4,356*	*-4,718*	*-5,269*	*-6,182*
Net interest earnings	1,776	1,736	1,703	1,698	1,741
Dividends received	6	10	192	11	15
Commissions receivable	*2,925*	*2,217*	*2,320*	*2,063*	*2,077*
Commissions payable	*-363*	*-277*	*-317*	*-251*	*-412*
Net commission income	2,562	1,940	2,003	1,812	1,665
Net result of financial transactions	897	163	359	850	498
Other operating income	216	570	498	756	233
Total income	**5,457**	**4,419**	**4,755**	**5,127**	**4,152**
Costs					
Staff costs	-2,580	-1,975	-1,950	-1,914	-1,709
Other administrative expenses	-1,095	-994	-1,022	-981	-1,112
Depreciation and write-downs	-333	-290	-265	-294	-260
Other operating costs	-350	-383	-349	-323	-325
Total costs	**-4,358**	**-3,642**	**-3,586**	**-3,512**	**-3,406**
Result before lending losses	**1,099**	**777**	**1,169**	**1,615**	**746**
Lending losses, net	35	-37	340	-131	-218
Change in value of assets taken over	49	51	4	7	5
Write-down	-26	-1	-2		-4
Net result from associated companies	116				
Operating result excl. non-life operations	**1,273**	**790**	**1,511**	**1,491**	**529**
Operating result, non-life operations	54	248	-397	152	633
Operating result	**1,327**	**1,038**	**1,114**	**1,643**	**1,162**
Pension provision	452	141	155	125	196
Taxes	-259	-364	-247	-485	204
Minority interests	-32	-19	-3	-2	1
Total result	**1,488**	**796**	**1,019**	**1,281**	**1,563**

Operating result excl. non-life operations as per above	**1,273**	**790**	**1,511**	**1,491**	**529**
Change in surplus values in life insurance operations	856	210	168	268	357
Pension provision	452	141	155	125	196
Total result excl. non-life operations	**2,581**	**1,141**	**1,834**	**1,884**	**1,082**
Operating result, non-life operations	54	248	-397	152	633
Total result before tax	**2,635**	**1,389**	**1,437**	**2,036**	**1,715**
Tax and minority interests	-291	-383	-250	-487	205
Tax on change in surplus values	-240	-59	-47	-75	-100
Total result after tax	**2,104**	**947**	**1,140**	**1,474**	**1,820**

Problem loans and assets taken over for the protection of claims

SEK M	31 December 1999	31 December 1998
Doubtful claims	6,988	7,454
Provision for possible lending losses	-4,164	-3,877
Doubtful claims, net	**2,824**	**3,577**
Claims subject to interest reduction	352	1,195
Total volume of problem loans	**3,176**	**4,772**
Level of doubtful claims (Doubtful claims (net) in relation to lending and leasing (net) at end of period, per cent)	**0.82**	**1.08**
Provision ratio for doubtful claims Reserve for possible lending losses in relation to doubtful claims (gross), per cent)	**59.6**	**52.0**
Pledges taken over		
Buildings and land	82	160
Shares and participations	544	871
Total volume of pledges taken over	**626**	**1,031**

The soft loans of the Group are included among claims subject to interest reduction.

The shortfall in income due to interest deferments was SEK 56 M (SEK 74 M), while unpaid interest on non-performing loans amounted to SEK 227 M (SEK 327 M) – combined an improvement of 29 per cent compared with 1998.

On 31 December 1999, the Group had SEK 249 M (SEK 257 M) in non-performing loans on which interest income was reported. These loans are not included among the problem loans, since the corresponding collateral covers both interest and principal.

Profit and Loss Account, Parent company

SEK M	1999	1998	Change per cent
Income			
Interest receivable	*19,791*	*24,839*	*-20*
Leasing income	*254*	*64*	
Interest payable	*-15,016*	*-20,010*	-25
Net interest earnings[1]			
Dividends received	4,241	4,828	-12
Commission receivable	*5,752*	*5,909*	*-3*
Commission payable	*-987*	*-1,062*	*-7*
Net commission income [2]	4,765	4,847	-2
Net result of financial transactions [3]	1,343	1,752	-23
Other operating income	1,541	363	
Total income	**16,919**	**16,683**	**1**
Costs			
Staff costs	-5,875	-5,488	7
Other administrative expenses	-4,384	-3,524	24
Depreciation and write-downs of tangible and intangible fixed assets	-266	-201	32
Other operating costs	-1,487	-1,212	23
Total costs	**-12,012**	**-10,425**	**15**
Result before lending losses	**4,907**	**6,258**	**-22**
Lending losses and provisions, net [4]	415	-2,109	-120
Change in value of assets taken over	-10	-23	-57
Write-downs of financial fixed assets	-3,057	-3,330	-8
Operating result	**2,255**	**796**	**183**
Pension provision	873	531	64
Other appropriations*)	-1,863	-1,145	63
Tax on result for the year *)	-68	819	-108
Result for the year	**1,197**	**1,001**	**20**

*) Group contributions reported directly against equity

1) Net interest

	1999	1998	Change per cent
Interest receivable	19,791	24,839	-20
Leasing income	254	64	
Interest payable	-15,016	-20,010	-25
Leasing depreciation	-94	-51	84
Total	**4,935**	**4,842**	**2**

2) Net commission income

	1999	1998	Change per cent
Payment commissions	1,332	1,163	15
Securities commissions	2,695	2,545	6
Other commissions	738	1,139	-35
Total	**4,765**	**4,847**	**-2**

3) Net result of financial transactions

	1999	1998	Change per cent
Shares/participations	4	201	-98
Interest-bearing securities	-256	114	
Other financial instruments	1,009	573	76
Realised result	**757**	**888**	**-15**
Shares/participations	-23	-36	-36
Interest-bearing securities	105	-183	-157
Other financial instruments	-539	188	
Unrealised value changes	**-457**	**-31**	
Exchange rate fluctuations	**1,043**	**895**	**17**
Redemption of bonds			
Total	**1,343**	**1 752**	**-23**

4) Lending losses and provisions, net

	1999	1998	Change per cent
A. Individually appraised receivables:			
Reported write-down, incurred losses	-289	-767	-62
Reversal of previous provisions for possible losses reported as incurred losses in current period's accounts	257	435	-41
Reported provision for possible losses	-577	-694	-17
Recovered from losses incurred in previous years	116	141	-18
Reversal of previous provisions for possible losses	394	198	99
Reported net cost for individually appraised receivables	**-99**	**-687**	**-86**
B Receivables appraised by category:			
Reported write-down, incurred losses	-52	-47	11
Reported provision for possible losses	-12	-20	-40
Recovered from losses incurred in previous years	26	35	-26
Withdrawal from provision for lending losses	14	23	-39
Reported net cost for receivables appraised by category	**-24**	**-9**	**167**
C. Allocation to/withdrawal from reserve for political risks abroad	**440**	**-1,423**	**-131,**
D. Contingent liabilities	**98**	**10**	
Total	**415**	**-2,109**	**-120**



Stockholm 28 April 2000

Interim Report, January – March 2000

STRONG RESULTS AND HIGH ACTIVITY

Strong results in most areas:

- Group's total result*: SEK 3,659 M (SEK 2,306 M).
- Group's return on equity: 27.2 per cent (18.2 per cent)
- Return on equity, 12 months moving average: 17.1 per cent (13.5 per cent)
- Total result excluding one off items: SEK 2,747 M (SEK 1,766 M)
- Group's operating result: SEK 3,015 M (SEK 1,643 M)
- Commission income increased by 104 per cent to SEK 3,702M (SEK 1,812M)
- Assets under management amounted to SEK 930 billion (SEK 510 billion) and Assets under custody rose to SEK 2,559 billion (SEK 1,801 billion)

High activity during the first months of the year:

- Consolidation and restructuring of BfG
- Sales of real estate (SEK 420 M in capital gain before tax)
- IPO of SelfTrade
- Enskilda Securities' merger with Orkla Finans Fondsmegling (capital gain SEK 373M before tax)
- Formation of venture capital unit SEB e-invest, which invested in b-business partners
- Announcement of closure of 50 branches in Sweden
- E-banking and e-brokerage in 8 European countries with 570,000 customers including SelfTrade.

GROUP PERFORMANCE

Through the acquisition of BfG Bank and consolidation of two of the three partly owned Baltic banks, the SEB Group has grown dramatically compared with the first quarter of 1999. Income has increased by 70 per cent and costs have increased by 56 per cent. After these acquisitions the SEB Group now employs half of its staff outside Sweden.

The new e-centric SEB Group was at the end of 1999 organised into four main areas; *Nordic Banking*, which mainly operates in mature markets, *Asset Management & Life*, targeting growing markets in Europe, the newly acquired *BfG* and *Other activities*. The varying market conditions for the different areas create diverse priorities. This means for example that cost- and capital efficiency measures have high priority in the *Nordic Banking* area whereas *Asset Management & Life* is aiming to profitable growth within the savings area in Europe, which affects both income and costs.

* The Group's total result comprises operating result, change in surplus values in the life insurance operations and compensation from pension fund. As of the first quarter of 2000, SEB is following the Swedish Financial Supervisory Authority's guidelines and recommendations valid from 2001 and is presenting a profit and loss account, in which results from the banking and the insurance operations are reported separately. In addition, SEB is presenting an operational profit and loss account.

CEO:S COMMENT

"The highly favourable market conditions that prevailed at the end of 1999 were strengthened further during the first three months of 2000. Stock market volumes have been high. It is pleasing to note that our efforts in the Asset Management area are paying off so well," says Lars H Thunell, President and Chief Executive Officer.

"Our focus on Asset Management and Life, which have been a centre of attention within SEB since 1997, is now, in addition to yielding sharp income increases, also providing a significant boost to profitability. The changed focus of the Group is now obvious with respect to the composition of income; Commission income has increased by 104 per cent and now constitutes 40 per cent of Group income as compared to 33 per cent last years first quarter. We continue to be optimistic about the private savings area against the background of continued strong growth in demand in Europe.

"We believe that major changes will continue to impact the financial-services industry. When it comes to e-banking, we are, therefore, enhancing our investments even further. We are investing in Denmark and Germany and in our pan-European platform that has been developed and is now being tested. Moreover, many new versions and applications will be launched in Sweden, for example, in the areas of stock brokerage and corporate e-services. However, we are also investing in areas outside our main banking area in the form of venture capital activities, such as SEB e-invest, whose first investment was in b-business partners, as well as the French Internet broker SelfTrade."

"Concurrently, we are seeing how our efficiency enhancement measures within the Nordic Banking operations are beginning to yield results. However, we cannot relax our resolve. A number of extensive measures are now being taken. This includes the reduction in branch offices and merging of two of Retail Distributions three regions, and improving the efficiency of our foreign branch offices through partnerships with other banks. All these measures will provide further effects on the cost side without significant adverse consequences on revenues."

"Restructuring of BfG is proceeding as planned. The efficiency enhancement potential is greater than we originally assessed."

"On the corporate side, we are focusing within several business areas on growth companies, which constitute an increasingly important client group. Special growth centres are being established within Retail Distribution to offer these customers advisory service with specific expertise. Enskilda Securities is opening up an office in Silicon Valley. We are continuing to reduce risk-taking within Merchant Banking, and one of the measures have been to discontinue Proprietary Trading. However, with regard to the Emerging Markets segment, we are increasing activity somewhat, but fully in line with our goal to serve our Nordic corporate clients and we experience that there are attractive business possibilities with limited risks. It is also positive to note how Trading and Capital Markets are posting steadily increasing revenues."

RESULT BY MAIN GROUP

Nordic Banking

The total result for the Nordic Banking operations (Retail Distribution and Merchant Banking business areas as well as SEB Securities Services) rose 10 per cent to SEK 1,456 M. Income was up 4 per cent as a result of sharply increased income in Retail Distribution and SEB Securities Services. The cost increase, net after compensation from the pension funds, was 4 per cent. The income/cost ratio was, in principle, unchanged at 1.83 (1.82). The goal in 2000 is that the cost level in Nordic Banking shall be unchanged compared with 1999.

Capital rationalisation, particularly within Merchant Banking, continued to be a prioritised area for Nordic Banking. During the first quarter, allocated capital was reduced by SEK 566 M to SEK 17.921 M. Return on allocated capital improved somewhat.

Profit and loss account – Nordic Banking

SEK M	Jan-March 2000	Jan- March 1999	Change per cent	Full year 1999
Net interest earnings	1,771	1,782	-1	7,061
Net commission income	1,031	712	45	2,958
Net result of financial transactions	405	588	-31	1,049
Other operating income	106	89	19	336
Total operating income	**3,313**	**3,171**	**4**	**11,414**
Staff costs	-1,028	-952	8	-3,956
Compensation from Pension Foundations	107	65	65	459
Other costs	-862	-824	5	-3,383
Depreciation and write-downs	-29	-33	-12	-135
Total costs	**-1,812**	**-1,744**	**4**	**-7,015**
Lending losses and provisions, net	-45	-107	-58	255
Total result	**1,456**	**1,320**	**10**	**4,644**
Allocated capital	17,921	18,487		17,587
Return, 12 MMA*, %	19.2	10.5		19.0

*12 MMA = 12 months moving average

Retail Distribution – strong revenue trend

The business area achieved a result improvement of 78 per cent. This was attributable to a strong income trend, particularly from interest, net from deposits and commission income from primarily securities, insurance and payments. The cost increase of 6 per cent is due mainly to Internet expansion and higher business-related computer costs.

As of the first quarter of 2000, SEB Finans is included in Retail Distribution. Compared with the first quarter of 1999, the result for SEB Finans nearly doubled.

Retail Distribution incl. SEB Finans

SEK M	Jan-March 2000	Jan-March 1999	Full year 1999
Income	1,729	1,376	5,831
Costs	-1,020	-958	-3,944
Lending losses	-57	-51	-186
Total result	**652**	**367**	**1,701**

Merchant Banking – reduced risk and enhancement of efficiency

Customer-related income showed a continued positive trend, SEK 1,199, compared with an average per quarter of SEK 1,021 M in 1999. The decline in income compared with the first quarter of 1999 is explained by the fact that the bank then had larger income from own position-taking in conjunction with the introduction of the Euro and declining interest rates.

In March, Merchant Banking closed the Proprietary Trading unit as a step in the ambition to further reduce income swings and concentrate capital utilisation to prioritised growth areas. The latter includes the emerging common European debt capital market for companies and the growing sector for financial institutions within asset management. The continued focus on Internet-based services has been successful: for example, during March clients carried out one fourth of their Foreign Exchange transactions via Trading Station compared with a 15 per cent monthly average in 1999. The market leader position that SEB Merchant Banking claims within the foreign exchange area has also in recent

years been confirmed by foreign exchange surveys by the independent research institute Greenwich Associates.

Merchant Banking's exposure to emerging markets remains at a low level. However, a cautious increased exposure has occurred since year-end as a result of the clearly improved economic climate in many of these markets, which resulted in increased financial activity among Merchant Banking's customers (See page 10). In order to enhance efficiency while maintaining and increasing our global reach, an agreement has been signed with Bank of New York to cooperate in serving our Nordic corporates in the US.

As of the first quarter of 2000, the venture-capital unit SEB Företaginvest is included in Merchant Banking.

Merchant Banking incl. SEB Företagsinvest

SEK M	Jan-March 2000	Jan-March 1999	Full year 1999
Income	1,376	1,645	4,924
Costs	-755	-735	-2,895
Lending losses	13	-56	441
Total result	**634**	**854**	**2,470**

SEB Securities Services – strongly increased volumes

SEB Securities Services provides securities management and custodial services in Stockholm, Copenhagen, Helsinki and Oslo under its own name and have sub-suppliers in about another 55 countries.

The sharp growth in business volume continued during the first quarter of 2000. The daily institutional transaction volume rose 64 per cent to slightly more than 13,200 transactions and the value of assets under custody increased 42 per cent to SEK 2,559 billion.

SEB Securities Services

SEK M	Jan-March 2000	Jan-March 1999	Full year 1999
Income	253	190	822
Costs	-79	-86	-336
Total result	**174**	**104**	**486**

Asset Management and Life – strong and profitable growth

The total result for this main group – which includes Asset Management and SEB Trygg Liv, that is the main portion of the saving activities within the SEB Group – more than doubled. Income, including changes in the surplus value in the life insurance operations, rose 66 per cent, due to the rise in the stock market values and favourable new sales of life insurance, among other factors.

Costs rose 27 per cent, due partly to increased bonus-related remuneration and new ventures in the Nordic region and Great Britain. The average number of employees was 1,960, an increase of 16 per cent compared with the first quarter a year earlier.

The income/cost ratio improved dramatically to 2.15 (1.65).

As of 31 March 1999, the SEB Group had assets under management amounting to SEK 930 billion, of which Asset Management and Life managed SEK 815 billion (SEK 510 billion). Portfolio management accounted for SEK 353 billion (SEK 212 billion) of this amount, traditional life insurance for SEK 246 billion (SEK 154 billion), Mutual funds for SEK 152 billion (SEK 104 billion) and unit-linked insurance for SEK 64 billion (SEK 40 billion). Since year-end, assets under management rose 16 per cent.

- Profit and loss account - Asset Management and Life

SEK M	Jan-March 2000	Jan- March 1999	Change per cent	Whole year 1999
Net interest earnings	104	68	53	315
Net commission income	1,073	614	75	3,054
Net result of financial transactions	25	28	-11	81
Other operating income	210	157	34	710
Change in surplus values in life insurance operations	473	268	76	1,502
Total operating income	**1,885**	**1,135**	**66**	**5,662**
Staff costs	-408	-331	23	-1,547
Compensation from Pension Foundations	20	13	54	88
Other costs	-467	-348	34	-1,506
Depreciation and write-downs	-23	-23	0	-92
Total costs	**-878**	**-689**	**27**	**-3,057**
Lending losses and provisions, net	0	0		-1
Result, associated company	-2	0		-7
Total result	**1,005**	**446**	**125**	**2,597**
Allocated capital	8,000	7,000		7,000
Return, 12 MMA, %	28.4	16.4		26.7

* Including attributable goodwill

Asset Management – profitable growth

Income rose 69 per cent mainly as a result of the increase in stock market value, higher income from equity trading, which contributed to results for the Private Bank; SEB Enskilda Banken more than doubled, and new ventures in Denmark. Costs rose 27 per cent as a result of increased bonus-related remuneration, rising transaction costs and the ventures in Denmark and Great Britain.

Asset Management

SEK M	Jan-March 2000	Jan-March 1999	Whole year 1999
Income	1,050	623	3,035
Costs	-499	-394	-1,823
Lending losses	0	0	-1
Total result	**551**	**229**	**1,211**

SEB Trygg Liv – enhanced growth

SEB Trygg Liv reports a strong sales growth for the first quarter. The high demand for primarily single-premium endowment assurance in the form of unit-linked rose further. Sales were up 70 per cent to SEK 4,290 M (SEK 2,527 M) and premium income (premium paid) increased 50 per cent to SEK 5,747 M (3,825 M) compared with the year-earlier period. Sales outside Sweden succeeded well.

The change in surplus values was 76 per cent greater that in the corresponding period in 1999. Of the change for the first quarter, SE 473 M, SEK 386 M is from new contracts (See appendix 1).

SEB Trygg Liv

SEK M	Jan-March 2000	Jan-March 1999	Whole year 1999
Income	857	527	2,686
Costs	-401	-310	-1,293
Result, associated company	0	0	-7
Total result	**454**	**217**	**1,386**

BfG – developing according to plan

German BfG Bank, which was consolidated in the SEB Group on 3 January 2000, reported a total result of SEK 312 M, whereof 119 was a one off item. Income was sustained due to improved net commission income, mainly in mutual fund sales. Costs declined due mainly to a reduction in the number of employees. Lending losses increased compared to 1999.

Since the purchase price and thereby the acquisition cost for BfG was lower than the real value of the identified net assets, a negative difference occurred, called negative goodwill. This negative difference has in connection to the acquisition been calculated to SEK 3,400 M and will be accounted for as a provision. The main part of this provision corresponds to costs for measures which now have started and are planned for the coming years with the aim to reach an acceptable profitability in BfG and where costs for these measures do not correspond to reservations made at the time of the takeover. The provision will be resolved in the pace with costs for these identified measures being incurred. In the case that the provision can not be referred to specific measures the remaining negative goodwill will be resolved according to Swedish accounting recommendations. In total, the negative goodwill is expected to be resolved during the coming 4-5 years.

The restructuring efforts announced for BfG are proceeding as planned. During the first quarter co-operation was established between BfG and SEB Investment Management and SEB Fonder and the first joint mutual fund – BfG Concept Teletech – was launched successfully on the German market. Co-ordination with SEB Private Bank in Luxembourg was started. The decided closing of the subsidiary bank Deutsche Handelsbank in Berlin with 75 employees was started. A smaller subsidiary in real estate brokerage was divested.

The decided reduction in the number of employees, previously announced as at least 500 positions was increased during the spring to about 700 during the next two years.

In the end of March BfG had assets under management amounting to approximately SEK 116 billion. BfG, which during the spring will present a new version of its own Internet bank, has initiated close collaboration with SEB e-banking prior to the launch of a pan-European model during the third quarter. At the end of March 2000, BfG had 85,000 e-banking customers.

Profit and loss account - BfG

SEK M	Jan-March 2000
Net interest earnings	1,086
Net commission income	564
Net result of financial transactions	172
Other operating income	109
Total operating income	**1,931**
Staff costs	-717
Other costs	-501
Depreciation and write-downs	-91
Total costs	**-1,309**
Lending losses and provisions, net	-312
Result, associated company	2
Total result	**312**
Allocated capital	14 000
Return, 12 MMA, %	6,4

Other activities

This group includes the Enskilda Securities, SEB Kort and the Baltic banks. The last-mentioned business area comprises two majority owned banks, Eesti Ühispank and Latvijas Unibanka, and the partly owned Vilniaus Bankas.

Profit and loss account – Other activities

SEK M	Jan-March 2000	Jan-March1999	Change per cent	Whole year 1999
Net interest earnings	127	21	505	284
Net commission income	1,163	564	106	2,853
Net result of financial transactions	336	155	117	571
Other operating income	41	12	242	296
Total operating income	**1,667**	**752**	**122**	**4,004**
Staff costs	-739	-325	127	-1,695
Compensation from Pension Foundations	8	5	60	34
Other costs	-300	-200	50	-1,006
Depreciation and write-downs	-72	-18	300	-139
Total costs	**-1,103**	**-538**	**105**	**-2,866**
Lending losses and provisions, net	-3	-11	-73	-101
Result, associated company	18	41	-56	110
Total result	**579**	**244**	**137**	**1,147**
Allocated capital	3,179	1,943		
Return, 12 MMA, %	33.6	23.6		42.5

During the first quarter of 2000, Eesti Ühispank and Latvijas Unibanka were consolidated within SEB. In the corresponding period of 1999 these banks were only include as result from associated companies.

Enskilda Securities – continued strong result improvement

The favourable market conditions from they beginning of 1999 were reinforced further during the first three months of 2000. The volume of trading on the OM Stockholm Exchange rose 115 per cent and activity within IPOs was high – due largely to the strong interest in IT, telecom and technology shares.

Enskilda Securities income in the secondary market during the first quarter was the highest ever, rising 122 per cent compared with the same period in 1999. Income was affected positively by a number of IPOs. Both the equities and derivative markets and Corporate Finance posted highly favourable earnings. In particular, share commission, results from derivative trading and income from placements and IPOs improved compared with the first quarter of 1999. IT, telecom and technology share transactions accounted for nearly half of fee revenues. In order to come close to this market, Enskilda Securities have decided to open an office in Silicon Valley.

An agreement was signed covering a merger of Enskilda Securities AB and Orkla Finans (Fondsmegling) ASA for the purpose, among others, of strengthening the company's position in the Norwegian market. The agreement is made through an exchange of assets in kind. Enskilda Securities assumes ownership of Orkla Finans (Fondsmegling) in return for Orkla Finans ASA owning 22.5 per cent of the capital in Enskilda Securities AB, while SEB retains 77.5 per cent. Through this transaction a capital gain is incurred in SEB, which is accounted for on group level (SEK 373 M) which is simultaneously reflected in an increase in goodwill.

In total, Enskilda Securities increased revenues during the first quarter of 2000 by 141 per cent, including Orkla Finans (Fondsmegling), and 105 per cent excluding.

Costs rose 119 per cent including – 88 percent excluding - Orkla Finans (Fondsmegling) as an effect of result-related bonuses, recruitment of a number of key personnel and costs related to the merger. In addition to these factors, the strong volume trend and the related new recruitment contributed to the underlying cost increase of 19 per cent.

Results tripled when Orkla Finans (Fondsmegling) is included. Excluding Orkla, results improved 160 per cent.

Enskilda Securities

SEK M	Jan-March 2000	Jan-March 1999	Whole year 1999
Income	1 108	459	2,279
Costs	-724	-330	-1,694
Lending losses	-8	0	7
Total result	392	129	592

SEB Kort - increased efficiency

Sales of SEB Kort, which includes Diners Club Nordic and Eurocard, rose 14 per cent compared with the year-earlier period. At the same time, operating result improved 37 per cent. Costs increased marginally, which indicated that SEB Kort has increased its earnings capacity and its efficiency.

SEB Kort

SEK M	Jan March 2000	Jan March 1999	Whole year 1999
Income	335	302	1329
Costs	-210	-207	-868
Lending losses	-10	-11	-56
Total result	115	84	385

Baltic Region

The result for the business area amounted to SEK 72 M for the first quarter of 2000. During the comparable period last year, the three partly owned banks in the Baltic, which then were not a separate business area, contributed SEK 31 M. During the second half of 1999 Eesti Ühispank, Estonia, and Latvijas Unibanka, Latvia, were consolidated in the SEB Group. Vilniaus Bankas, Lithuania, in which SEB owns 42 per cent, is still reported as a result from associated companies.

After Vilniaus Bankas' acquisition of Bankas Hermis at the end of 1999, the number of employees in the merged bank was reduced from slightly more than 2,000 to 1,750. Efficiency enhancement measures continue.

Baltic Region

SEK M	Jan-March 2000	Jan-March 1999	Whole year 1999
Income	231		**396**
Costs	-169		**-284**
Lending losses	-1		**-52**
Result, associated company	11		**110**
Total result	**72**	**31**	170

e-BANKING

SEB Internet, which was renamed in the spring to SEB e-banking, is an independent unit in the Group since the summer of 1999. However, income from and costs of the Swedish and German e-banking operations are reported in the business areas, where the customers use the services, that is, mainly in Retail Distribution and BfG.

Costs for investments in e-banking during the first quarter of 2000 amounted to SEK 94M. The investments are now accelerating. In mid-April, the new model was launched in Denmark. Germany is next during the third quarter.

During the first quarter of 2000 the number of e-banking customers rose to 570,000, of which slightly more than 410,000 in Sweden. Activity among these customers continued to grow at a high rate. The

number of share transactions was, for example, 50.000 in March 2000 compared with 10,000 in the same period of 1999. The number of payments on Internet has increased to 1.3 million per month (820.000)

The e-activities within the Group now comprise a wider span. The newly formed SEB e-invest has already made its first investment. SEK 415 M has been invested in b-business partners, a venture capital company to invest in B2B Internet trading.

During the first quarter of 2000 the French e-stockbroker SelfTrade, where SEB holds 34 per cent of the votes and 20,4 per cent of the shares, was listed on Nouveau Marché in Paris. In conjunction with the listing a new issue was made in which SEB participated with its share. On the first day of trading the market value of SEB's shares in SelfTrade amounted to SEK 1.2 billion, while the book value on SEB's share was about SEK 300 M. As of april, 27:th the value to SEB amounted to approximately SEK 700 M. This implies an unrealised capital gain which is not accounted for.

SelfTrade is one of the leading e-brokers in the French market and its goal is to be the leader on a European basis when it comes to financial services on Internet. SelfTrade have about 26,000 customers in France and has also opened operations in Milan.

GROUP ACCOUNTS

At 31 March 2000, a change of one percentage point in the Group's combined positions in SEK and other currencies means that the market value of the Group's interest-sensitive positions would increase/decrease by SEK 1.2 billion (SEK 1.9 billion in the first quarter of 1999).

The nonrecurring items amount to SEK 912 M (SEK 270 M). The sale of the bank's property on Kungsträdgårdsgatan resulted in a capital gain of about SEK 420 M before taxes. A capital gain arose on the settlement with Orkla Finans of SEK 373 M. This amount is offset by higher goodwill. SEK 119 M of the result in BfG is attributable to nonrecurring items.

Of the total restructuring reserve in the 1997 year-end accounts of SEK 2,255 M, SEK 1,724 M, of which SEK 645 M in 1999, was utilised as of 31 March 2000.

The Group's lending losses, including value changes in assets taken over, amounted to SEK 281 M, of which BfG accounts for SEK 312 M. Accordingly, the lending loss level was 0.16 per cent (0.14 per cent).

SEB's exposure on emerging markets at 31 March 2000 was SEK 16.758 M, net, of which SEK 5,209 M was added through the acquisition of BfG. Accordingly, compared with year-end exposure, excluding BfG, increased by SEK 1.144 M. This is due, among other factors, to increases in exposures to Hong Kong, Argentina and South Korea.

Exposure, geographical distribution, SEK M

	Total	From which
Asia[1]	**7,251**	**1,555**
Hong Kong	2,476	469
China	981	163
Other specified countries[2]	2,243	152
Latin America[3]	**4,435**	**805**
Brazil	1,481	59
Eastern and Central Europe[4]	**5,563**	**4,138**
Russia	3,695	2,683
Africa and Middle East[5]	**3,914**	**1,388**
Israel	1,186	1,029
Turkey	937	81
Total	**21,163**	**7,886**
Provision	4,405	2,677
Total net	**16,758**	**5,209**

1. Includes Hong Kong, China, India, Pakistan, Taiwan, Macao
2. Includes the Philippines, Malaysia, Thailand, Korea and Indonesia
3. Includes Brazil, Argentina, Mexico and Peru
4. Includes Russia, Israel, Estonia, Latvia Lithuania, Poland, the Czech Republic, Slovakia, Rumania, Hungary, Slovenia, Croatia, Kazakhstan and the Ukraine
5. Includes Turkey, Iran, Saudi Arabia, Egypt, South Africa, Ethiopia and Algeria

Doubtful claims, net, increased because of BfG to SEK 7,434 M (SEK 2,703 M), while the volume of *assets taken over* decreased by SEK 875 M to SEK 610 M.

Capital adequacy

The capital base for the financial company group (which does not include the insurance company) amounted at 31 March 2000 to SEK 50.6 billion (SEK 46.5 billion at year-end 1999), of which SEK 34.3 billion (SEK 34.4 billion) was core capital. At the same time, the risk-weighted assets rose to SEK 510 billion (SEK 318 billion at year-end 1999).

If the result in the quarter was included in the capital base and capital adequacy, the total capital ratio would be 10.23 per cent (14.6 per cent at year-end 1999) and the core capital ratio 7.06 per cent (10.8 per cent). Excluding the results in the quarter, the total capital ratio was 9.9 per cent and the core capital ratio 6.73 per cent.

Decisions at the Annual General Meeting

At this year's Annual General Meeting on 11 April, two new members were elected to the Board: Penny Hughes, a member of the Board of Trinity Mirror and Vodafone Airtouch, Great Britain, and Hans-Joachim Körber, President of Metro AG, Germany. The dividend was set at SEK 3.50 per share.

Stockholm, 28 April
Lars H Thunell
CEO

The interim report for January-June 2000 will be published on 22 August 2000. SEB's interim reports are available on the Internet (www.seb.se; www.seb.net).

Additional information is available from

Gunilla Wikman, head of Group Communications, +46 8 763 81 25
Lotta Treschow, head of Investor Relations, +46 8 763 95 59

This report is unaudited.

SEB Group

Operational Profit & Loss Accounts

SEK M	Jan-Mar 2000	Jan-Mar 1999	Change per cent	Full year 1999
Net interest earnings	2,883	1,689	71	6,858
Net commission income	3,702	1,812	104	8,317
Net result of financial transactions	900	842	7	2,034
Other operating income	1,285	812	58	2,327
Change in surplus value in life insurance operations	473	268	76	1,502
Total income	**9,243**	**5,423**	**70**	**21,038**
Staff costs	-3,211	-1,907	68	-8,419
Pension compensation	171	125	37	873
Other operating costs	-1,918	-1,388	38	-5,743
Depreciations	-427	-292	46	-1,175
Total costs	**-5,385**	**-3,462**	**56**	**-14,464**
Lending losses etc	-281	-124	127	289
Net result from associated companies	30	42	-29	116
Result from non-life insurance operations	52	157	-67	518
Total result	**3,659**	**2,036**	**80**	**7,497**
Taxes	-638	-485	32	-1,355
Taxes on change in surplus values	-132	-75	76	-421
Minority interests	-124	-2		-56
Total result after tax	**2,765**	**1,474**	**88**	**5 665**

Key figures for the SEB Group

	Jan-Mar 2000	Jan-Mar 1999	Full year 1999
Return on equity, %	25.3	16.5	14.6
Return incl. change in surplus values, %	27.2	18.2	17.2
Return on equity, 12 months moving average, %	15.0	12.3	14.6
Return on equity, incl. change in surplus values, 12 months moving average, %	17.1	13.5	17.2
Earnings per share, SEK [1]	3.44	1.95	6.96
Total result after tax per share, SEK [1]	3.92	2.25	8.60
Income/cost ratio, banking operations	1.72	1.57	1.45
Income/cost ratio, SEB Group	1.60	1.48	1.30
Cost/Income ratio, banking operations	0.58	0.64	0.69
Cost/Income ratio, SEB Group	0.62	0.67	0.77
Lending loss level, %	0.16	0.14	-0.09
Provision ratio for doubtful claims, %	51.7	59.0	59.6
Level of doubtful claims, %	1.09	0.78	0.82
Total capital ratio, %	9.90	10.76	14.62
Core capital ratio, %	6.73	8.00	10,80

Profit & Loss Accounts per main group

January-March 2000, SEK M	Nordic Banking	Asset Management & Life	Bfg	Other Activities	Joint Group Activities & eliminations	SEB Group
Net interest earnings	1,771	104	1,086	127	-205	2,883
Net commission income	1,031	1,073	564	1,163	-129	3,702
Net result of financial transactions	405	25	172	336	-38	900
Other income	106	210	109	41	819	1,285
Change in surplus values in life insurance operations		473				473
Total income	**3,313**	**1,885**	**1,931**	**1,667**	**447**	**9,243**
Staff costs	-1,028	-408	-717	-739	-319	-3,211
Pension compensation	107	20		8	36	171
Other costs	-862	-467	-501	-300	212	-1,918
Depreciation	-29	-23	-91	-72	-212	-427
Total costs	**-1,812**	**-878**	**-1,309**	**-1,103**	**-283**	**-5,385**
Lending losses etc	-45		-312	-3	79	-281
Net result from associated companies		-2	2	18	12	30
Result from non-life insurance operations					52	52
Total result	**1,456**	**1,005**	**312**	**579**	**307**	**3,659**

SEB Group's quarterly performance

Operational Profit & Loss Accounts

SEK M	2000:1	1999:4	1999:3	1999:2	1999:1
Net interest earnings	2,883	1,769	1,735	1,665	1,689
Net commission income	3,702	2,562	1,940	2,003	1,812
Net result of financial transactions	900	865	100	227	842
Other operating income	1,285	517	310	688	812
Change in surplus values in life insurance operations	473	856	210	168	268
Total income	**9,243**	**6,569**	**4,295**	**4,751**	**5,423**
Staff costs	-3,211	-2,599	-1,956	-1,957	-1,907
Pension compensation	171	452	141	155	125
Other costs	-1,918	-1,578	-1,478	-1,299	-1,388
Depreciation	-427	-332	-288	-263	-292
Total costs	**-5,385**	**-4,057**	**-3,581**	**-3,364**	**-3,462**
Lending losses, etc.	-281	58	13	342	-124
Net result from associated companies	30	33	29	12	42
Result from non-life insurance operations	52	32	633	-304	157
Total result	**3,659**	**2,635**	**1,389**	**1,437**	**2,036**
Taxes	-638	-259	-364	-247	-485
Taxes on change in surplus values	-132	-240	-59	-47	-75
Minority interests	-124	-32	-19	-3	-2
Total result after tax	**2,765**	**2,104**	**947**	**1,140**	**1,474**

Balance sheet of the SEB Group (abbreviated)

SEK M	31 March 2000	31 March 1999	31 December 1999
Lending to credit institutions	197,250	89,631	103,521
Lending to the general public	582,512	342,672	342,907
Interest-bearing securities	133,716	99,194	93,769
- Financial fixed assets	*7,705*	*3,857*	*3,396*
- Financial current assets	*126,011*	*95,337*	*90,373*
Shares and participations	21,700	5,310	9,303
Assets in insurance operations	74,669	64,548	66,111
Other assets	130,706	119,266	94,644
Total assets	**1,140,553**	**720,621**	**710,255**
Liabilities to credit institutions	229,938	145,564	117,774
Deposits and funding from the general public	407,093	208,640	229,534
Securities issued, etc.	205,685	122,471	122,143
Liabilities in insurance operations	71,133	58,560	63,271
Other liabilities and provisions	155,526	130,092	118,645
Subordinated liabilities	31,682	23,579	25,882
Shareholders' equity	39,496	31,715	33,006
Total liabilities and shareholders' equity	**1,140,553**	**720,621**	**710,255**

Problem loans and assets taken over for the protection of claims

SEK M	31 March 2000	31 March 1999	31 December 1998
Doubtful claims	15,398	6,586	6,988
Provision for possible lending losses	-7,964	-3,883	-4,164
Doubtful claims, net	**7,434**	**2,703**	**2,824**
Claims subject to interest reduction	321	1,243	352
Total volume of problem loans	**7,755**	**3,946**	**3,176**
Level of doubtful claims	**1,09**	**0,78**	**0,82**
(Doubtful claims (net) in relation to lending and leasing (net) at end of period, per cent)			
Provision ratio for doubtful claims	**51,7**	**59,0**	**59,6**
Reserve for possible lending losses in relation to doubtful claims (gross), per cent)			
Pledges taken over			
Buildings and land	94	149	82
Shares and participations	516	1,336	544
Total volume of pledges taken over	**610**	**1,485**	**626**

The soft loans of the Group are included among claims subject to interest reduction.

The shortfall in income due to interest deferments was SEK 2 M (SEK 13 M), while unpaid interest on non-performing loans amounted to SEK 129 M (SEK 61 M).

On 31 March 2000, the Group had SEK 169 M (SEK 439 M) in non-performing loans in Sweden on which interest income was reported. These loans are not included among the problem loans, since the corresponding collateral covers both interest and principal.

Derivatives contracts

31 March 1999	Contracts on the asset side		Contracts on the liability side	
SEK M	Book value	Market value	Book value	Market value
Interest-related	16,204	16,204	17,160	17,160
Currency-related	29,688	31,493	24,072	27,091
Equity-related	2,432	2,432	2,968	2,968
Other	30	30	29	29
Total	**48,354**	**50,159**	**44,229**	**47,248**

On 31 March 2000 the notional value of the Group's derivatives contracts amounted to SEK 3,878 billion (SEK 3,691 billion on 31 December 1999).

The book value of derivatives instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values that are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations that is subject to hedge accounting.

Cash flow analysis

SEK M	Jan-Mar 2000	Jan-Mar 1999	Full year 1999
Cash flow, current operations	3,819	4,606	4,711
Changes in assets, current operations	-55,276	-43,561	-35,495
Changes in liabilities, current operations	68,292	40,526	37,385
Cash flow, current operations	**16,835**	**1,571**	**6,601**
Cash flow, investment activities	**-1,540**	**8,325**	**8,161**
Cash flow, financing activities	**-8,516**	**-11,011**	**-10,326**
Cash flow	**6,779**	**-1,115**	**4,436**
Liquid funds at beginning of year	9,074	4,638	4,638
Cash flow	6,779	-1,115	4,436
Liquid fund at end of year	**15,853**	**3,523**	**9,074**

The acquisition of BfG Bank increased liquid funds by SEK 3,165 M. In addition, adjustment has been made for BfG's balance sheet items.

The SEB Group Profit and loss accounts

Statutory Profit & Loss Accounts

SEK M	Jan-Mar 2000	Jan-Mar 1999	Change per cent	Full year 1999
Income				
Interest receivable	*12,350*	*6,957*	*78*	*26,124*
Interest payable	*-9,482*	*-5,271*	*80*	*-19,299*
Net interest earnings	2,868	1,686	70	6,825
Dividends received	18	11	64	211
Commission receivable	*4,066*	*1,973*	*106*	*9,283*
Commission payable	*-426*	*-251*	*70*	*-1,208*
Net commission income [1]	3,640	1,722	111	8,075
Net result of financial transactions [2]	895	825	8	2,025
Other operating income	1,145	740	55	1,662
Income from banking operations	**8,566**	**4,984**	**72**	**18,798**
Costs				
Staff costs	-3,092	-1,801	72	-7,969
Other administrative costs	-1,390	-940	48	-3,913
Depreciation and write-downs of tangible and intangible fixed assets	-412	-278	48	-1,120
Other operating costs	-445	-341	30	-1,487
Costs from banking operations	**-5,339**	**-3,360**	**59**	**-14,489**
Result from banking operations before lending losses	**3,227**	**1,624**	**99**	**4,309**
Lending losses and provisions, net [3]	-332	-131	153	207
Change in value of assets taken over	54	7		111
Write-down of financial fixed assets	-3			-29
Net result from associated companies	32	42	-24	116
Operating result from banking operations	**2,978**	**1,542**	**93**	**4,714**
Result from insurance operations [4]	37	101	-63	408
Operating result	**3,015**	**1,643**	**84**	**5,122**
Pension compensation	171	125	37	873
Taxes	-638	-485	32	-1,355
Minority interests	-124	-2		-56
Result for the period	**2,424**	**1,281**	**89**	**4,584**

1) Net commission income

	Jan-Mar 2000	Jan-Mar 1999	Change per cent	Full year 1999
Payment commissions	493	431	14	1,863
Securities commissions	1,968	1,100	79	5,066
Other commissions	1,179	191		1,146
Total	**3,640**	**1,722**	**111**	**8,075**

2) Net result of financial transactions

	Jan-Mar 2000	Jan-Mar 1999	Change per cent	Full year 1999
Shares/participations	420	218	93	963
Interest-bearing securities	190	30		-276
Other financial instruments	216	-153		819
Realised result	**826**	**95**		**1,506**

	Jan-Mar 2000	Jan-Mar 1999	Change per cent	Full year 1999
Shares/participations	-72	4		291
Interest-bearing securities	-123	182	-168	142
Other financial instruments	-96	167	-157	-1,039
Unrealised value changes	**-291**	**353**	**-182**	**-606**
Exchange rate fluctuations	**363**	**382**	**-5**	**1,130**
Redemption of bonds, SEB BoLån	**-3**	**-5**	**-40**	**-5**
Total	**895**	**825**	**8**	**2,025**

3) Lending losses and provisions, net

A. Individually appraised receivables:				
Reported write-down, incurred losses	-217	-80	171	-448
Reversal of previous provisions for possible losses, reported as incurred losses in current period's accounts	67	69	-3	339
Reported provision for possible losses	-426	-159	168	-854
Recovered from losses incurred in previous years	83	29	186	200
Reversal of previous provisions for possible losses	131	31		483
Reported net cost for individually appraised receivables	**-362**	**-110**		**-280**
B. Receivables appraised by category:				
Reported write-down, incurred losses	-18	-19	-5	-86
Reported provision for possible losses	-1	-9	-89	-31
Recovered from losses incurred in previous years	9	11	-18	35
Withdrawal from reserve for lending losses		12	-100	31
Reported net cost for receivables appraised by category	**-10**	**-5**	**100**	**-51**
C. Allocation to/withdrawal from reserve for political risks abroad	**61**	**3**		**440**
D. Contingent liabilities	**-21**	**-19**	**11**	**98**
Total	**-332**	**-131**	**153**	**207**

4) Result insurance operations

Non-life operations	52	157	-67	518
Life operations	-15	-56	-73	-110
Total income	**37**	**101**	**-63**	**408**

SEB Group – Bridge between Statutory and operational accounts

Statutory Profit & Loss Accounts SEK M	Jan-Mar 2000	SEB Trygg Liv	Internal transactions bank-insurance	Reclassification	Jan-Mar 2000	**Operational Profit & Loss Accounts** SEK M
Net interest earnings	2,868	15			2,883	Net interest earnings
Dividends received	18			-18		
Net commission income	3,640		62		3,702	Net commission income
Net result of financial transactions	895	5			900	Net result of financial transactions
Other operating income	1,145	356	-234	18	1,285	Other operating income
				473	473	Change in surplus value in life insurance operations
Income from banking operations	**8,566**	**376**	**-172**	**473**	**9,243**	**Total income**
Staff costs	-3,092	-123	4		-3,211	Staff costs
				171	171	Pension compensation
Other administrative costs	-1,390	-202		1,592		
Depreciation and write-downs of tangible and intangible fixed assets	-412	-14	-1		-427	Depreciations
Other operating costs	-445	-50	169	-1,592	-1,918	Other operating costs
Costs from banking operations	**-5,339**	**-389**	**172**	**171**	**-5,385**	**Total costs**
Result from banking operations before lending losses	**3,227**					
Lending losses and provisions, net	-332			51	-281	Lending losses etc
Change in value of assets taken over	54			-54		
Write-down of financial fixed assets	-3			3		
Net result from associated companies	32	-2			30	Net result from associated companies
Operating result from banking operations	**2,978**					
Result from insurance operations	37	15			52	Result from non-life insurance operations
Operating result	**3,015**	**0**	**0**	**644**	**3,659**	***Total result***
Pension compensation	171			-171		
Taxes	-638				-638	Taxes
				-132	-132	Taxes on change in surplus values
Minority interests	-124				-124	Minority interests
Result for the period	**2,424**	**0**	**0**	**341**	**2,765**	**Total result after tax**

Profit and Loss Account, Parent company

SEK M	Jan-Mar 2000	Jan-Mar 1999	Change per cent	Full year 1999
Income				
Interest receivable	*6,066*	*5,329*	*14*	*19,791*
Leasing income	*110*	*59*	*86*	*254*
Interest payable	*-4,922*	*-4,118*	20	*-15,016*
Net interest earnings[1]				
Dividends received	22	42	-48	4,241
Commission receivable	*1,874*	*1,327*	*41*	*5,752*
Commission payable	*-256*	*-230*	*11*	*-987*
Net commission income [2]	1,618	1,097	47	4,765
Net result of financial transactions [3]	373	768	-51	1,343
Other operating income	838	705	19	1,541
Total income	**4,105**	**3,882**	**6**	**16,919**
Costs				
Staff costs	-1,544	-1,396	11	-5,875
Other administrative expenses	-924	-1,015	-9	-4,384
Depreciation and write-downs of tangible and intangible fixed assets	-75	-65	15	-266
Other operating costs	-235	-290	-19	-1,487
Total costs	**-2,778**	**-2,766**	**0**	**-12,012**
Result before lending losses	**1,327**	**1,116**	**19**	**4,907**
Lending losses and provisions, net [4]	31	-77	-140	415
Change in value of assets taken over				-10
Write-down of financial fixed assets				-3,057
Operating result	**1,358**	**1,039**	**31**	**2,255**
Pension provision	171	125	37	873
Other appropriations*)	-539	-294	83	-1,863
Tax on result for the year *)	-162	-147	10	-68
Result for the year	**828**	**723**	**15**	**1,197**

*) Group contributions reported directly against equity

1) Net interest

SEK M	Jan-Mar 2000	Jan-Mar 1999	Change per cent	Full year 1999
Interest receivable	6,066	5,329	14	19,791
Leasing income	110	59	86	254
Interest payable	-4,922	-4,118	20	-15,016
Leasing depreciation	-33	-19	74	-94
Total	**1,221**	**1,251**	**-2**	**4,935**

2) Net commission income

Payment commissions	356	323	10	1,332
Securities commissions	1,009	600	68	2,695
Other commissions	253	174	45	738
Total	**1,618**	**1,097**	**47**	**4,765**

3) Net result of financial transactions

	Jan-Mar 2000	Jan-Mar 1999	Change per cent	Full year 1999
Shares/participations		179	-100	4
Interest-bearing securities	74	14		-256
Other financial instruments	186	-148		1,009
Realised result	**260**	**45**		**757**
Shares/participations	-106	-2		-23
Interest-bearing securities	-77	189	-141	105
Other financial instruments	-4	169	-102	-539
Unrealised value changes	**-187**	**356**	**-153**	**-457**
Exchange rate fluctuations	**300**	**367**	**-18**	**1,043**
Redemption of bonds				
Total	**373**	**768**	**-51**	**1,343**

4) Lending losses and provisions, net

A. Individually appraised receivables				
Reported write-down, incurred losses	-42	-56	-25	-289
Reversal of previous provisions for possible losses reported as incurred losses in current period's accounts	34	52	-35	257
Reported provision for possible losses	-138	-101	37	-577
Recovered from losses incurred in previous years	36	26	38	116
Reversal of previous provisions for possible losses	83	20		394
Reported net cost for individually appraised receivables	**-27**	**-59**	**-54**	**-99**
B. Receivables appraised by category				
Reported write-down, incurred losses	-8	-11	-27	-52
Reported provision for possible losses		-2	-100	-12
Recovered from losses incurred in previous years	6	7	-14	26
Withdrawal from provision for lending losses		4	-100	14
Reported net cost for receivables appraised by category	**-2**	**-2**		**-24**
C. Allocation to/withdrawal from reserve for political risks abroad	**60**	**3**		**440**
D. Contingent liabilities		**-19**	**-100**	**98**
Total	**31**	**-77**	**-140**	**415**

SEB Trygg Liv

SEB Trygg Liv focuses on the sale and administration of unit-linked insurance products and their equivalent for account of the traditional mutual life insurance business. From an accounting point of view, its activities are separate from traditional banking activities. SEB Trygg Liv's accounts are presented in this Appendix according to generally accepted accounting standards within the insurance business.

SEB Trygg Liv reported a strong sales growth during the first quarter, attributable primarily to single-premium endowment assurance, mostly unit-linked. Sales, i.e. new premiums and extra payments under existing insurance contracts, increased by SEK 1,763 M, or 70 per cent, to SEK 4,290 M (SEK 2,527 M). The share of insurance contracts with current premiums was 14.5 per cent (16.3 per cent). Premium income (premiums paid) rose 50 per cent to SEK 5,747 M (SEK 3,835 M). In total, assets under management increased by SEK 54 billion or 27 per cent to SEK 252 billion (SEK 198 billion) during the twelve-month period, whereas the corresponding increase for unit-linked insurance was 60 per cent.

Revenues increased by 49 per cent, primarily as a result of a higher premium volume and favorable growth in assets under management within unit-linked insurance. Operating costs and other costs increased by SEK 110 M or 30 per cent, of which most, SEK 74 M, was attributable to volume-related sales costs.

The operating loss improved by 67 per cent, to SEK 19 M (SEK 511 M).

The total result, which includes the change in surplus values, increased by 109 per cent to SEK 454 M (SEK 217 M) compared with the year-earlier period. This improvement was mainly due to strongly increased sales combined with a positive development on the capital market.

The surplus value in life insurance operations is the present value of expected future gains from signed insurance contracts. The surplus values comprise unit-linked operations as well as commissioning agreements with traditional life insurance companies.

Volumes, SEK M	**March 2000**	**March 1999**
Sales volume		
Traditional life insurance, current share 24 (28) %	280	383
Unit-linked insurance, current share 13 (14) %	4,010	2,144
	4,290	**2,527**
Premium income		
Traditional life insurance	1,097	1,136
Unit-linked insurance	4,650	2,689
	5,747	**3,825**
Savings stock	**31 March**	**31 March**
Traditional life insurance	187,700	158,300
Unit-linked insurance	64,000	40,000

Profit and loss account, Jan-March, SEK M	March 2000	March 1999
Commissioning agreements, traditional life insurance	80	76
Unit-linked insurance	271	159
Risk operations and other	34	24
Total income	**385**	**259**
Operating expenses	-437	-322
Capitalisation of acquisition costs	69	53
Goodwill and other	- 36	- 41
Total costs	**-404**	**-310**
Operating result	**- 19**	**- 51**
Change in surplus values [1]	473	268
Total result	**454**	**217**
Return on allocated capital, per cent [2]	30.0%	12.7%
Expense ratio per cent [3]	7.6 %	8.4 %

Notes [1] After deduction for change in capitalised acquisition costs
[2] Annual basis. Allocated capital 3,900 respective 3,250
[3] Operating expenses expressed as percentage of premiums earned

Calculation of surplus values and changes in surplus values

Surplus values in life insurance operations are calculated on the basis of assumptions regarding the future development of signed insurance contracts and a risk-adjusted discount rate. The most important assumptions are the following:

Discount rate	11 %
Return on capital, nominal assets	4 %
Return on capital, real assets	8 %
Cancellations of contracts	5 %
Cancellations of current premiums	5 %
administrative expenses	SEK 250/contract per year
Mortality	According to trade experience

Surplus accounting

Deferred acquisition costs are capitalized in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.

Result

Change in surplus values		542
Deferred acquisition costs	-146	
Depreciation	+ 77	
		- 69
Reported change in surplus values		**473**

Balance

Surplus value at 1 January 2000		**3,142**
Current change of surplus values consists of present values of new contracts [1]		386
+Return on existing contracts	129	
-Realised surplus value in existing contracts	-165	
=Change in present value of contracts signed before the current period	- 36	
Actual outcome compared with operative assumptions made [2]	12	
Change in operative assumptions [3]	-115	
Capital return in excess of undertakings	295	
Total change in surplus values [4]		**542**
Capitalised acquisition cost for the period		-146
Depreciation of capitalised acquisition cost for the period		77
Total reported change in surplus values		**473**
Closing balance 31 March 2000 [5]		**4,551**

1) Sales defined as new contracts and extra premiums on existing contracts
2) The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of growth in underlying assets, increased sales, particularly in the form of extra premiums and extensions of contracts as well as cancellations. However, the actual result of income and administrative expenses is included in full in the operating result.
3) Subsidiary SEB Trygg Life (UK) is closed for new contracts and is being divested as planned. The cancellation undertaking has been changed from 5 to 7.5 per cent, with a nonrecurring negative effect of SEK 115 M.
4) Before deduction for capitalised acquisition cost of SEK 248 M. See above.
5) Estimated surplus value according to the above is not included in the published balance sheet.

Appendix 2

BfG adapted to Swedish Swedish accounting principles

	Jan-March 2000 MEUR	Jan-March 1999* MEUR	1999* MEUR
Profit and loss account			
Net interest earnings	128	154	579
Dividend	1	3	5
Net commission income	66	43	186
Net result of financial transactions	20	8	42
Other operating income	12	1	48
Total operating income	227	209	860
General administration expenses	- 130	- 147	- 643
Depreciation	- 11	- 16	- 56
Other operating costs	- 13	- 2	-
Total costs	- 154	- 165	- 699
Lending losses	- 26	- 23	- 101
TOTAL RESULT	**47**	**21**	**60**

*9906/2 *Normalised



2000-08-22

Interim Report January-June 2000

DELIVERING STRONG INCOME DEVELOPMENT, IMPROVED EFFICIENCY AND GROWTH

Total result* increased by 83 per cent to SEK 6,346 M (SEK 3,473 M), while return on equity* rose to 22.3 per cent (16.0 per cent) and earnings per share* to SEK 6.47 (SEK 3.97).

Effects of restructuring and efficiency measures now visible:
- Branch office closures in Sweden completed and income growth is strong
- Restructuring of BfG ahead of plan – negotiations with the unions completed
- Concentration of Merchant Banking´s international network activities giving lower costs
- Reduced capital employment by different outsourcing and securitisation measures
- Divestment of SEB´s shares in Svensk Exportkredit – increasing income by SEK 500 M

Growth in Europe and e-banking continues:
- The total number of e-banking customers now approximately 620,000
- Strong influx of e-banking customers in Germany
- Launch in Denmark of SEB e-banking well received
- Filing for approval to acquire about 30 per cent of the shares in the Polish bank BOS

	January-June 2000	**January-June 1999**	**Change per cent**
Group's total result*, SEK M	6,346	3,473	83
Return on equity*, %	22.3	16.0	
Return on equity*, 12 months moving average, %	18.6	10.9	
Earnings per share*, SEK	6:47	3:97	63
Group's operating result, SEK M	5,429	2,757	97
One-off items, Mkr	1,597	754	
Net commission income, SEK M	6,939	3,815	82
Assets under management, SEK billion	918	549	67
Assets under custody, SEK billion	2,570	1,904	35

---

* The Group's total result comprises operating results, change in surplus value in the life insurance operations and compensation from pension funds.

As of the first quarter of 2000, SEB is following the Swedish Financial Supervisory Authority's guidelines and recommendations that become effective in 2001 and is presenting a profit and loss account in which results from the banking and insurance operations are reported separately. In addition, SEB is presenting an operational profit and loss account.

CEO´s COMMENT

"The transformation process of SEB is now showing results. The increased profits are partly due to income increases in our growth areas but also to improved capital- and cost efficiency measures taken in most areas", says Lars H. Thunell, President and Group Chief Executive.

"The positive income increases from the first quarter continued in the second quarter, in spite of the negative development on the stock markets. The division of the Group into four main areas, with different strategies, has involved stronger focus in each group with a number of efficiency measures carried out that is beginning to be reflected in the figures.

*Within **Nordic Banking** focus has been on cost- and capital efficiency. A great number of different efficiency measures has been carried out that is mirrored in lower cost levels, reduced risk and shrinking capital allocated. I find it specifically interesting to note that this has been accomplished while activity level has been high and income in most areas has been growing rapidly.*

*Within **Asset Management & Life** focus has continued to be on growth – but more profitable. Assets under management have grown by 68 per cent, based on the general growth of savings. It is also pleasing to see the strong inflow of new customers to our Private Banking activities. Change in surplus value in the life insurance operations remained at the same level as last year due to the development on the stock market in the second quarter.*

*In **BfG** the priorities since the takeover have been cost- and capital efficiency as well as growth within e-banking and asset management. The extensive restructuring program has now resulted in increased cost savings targets. We will thereby arrive at 15 per cent return on equity in 2004, i.e. one year ahead of plan. An agreement has been made with BfG's Workers' council that- together with sales and closures of subsidiaries - makes it possible to decrease the number of employees by 800. It is satisfactory to note that this has been accomplished in parallel with a strong influx of e-banking customers.*

*Also in our investment bank arm, **Enskilda Securities**, the reshaping program that was initiated last year has resulted in a strong profit increase. Enskilda is now number one in Nordic investment banking.*

*Within the **e-banking** activities the launch in Denmark has been well received and will be followed later this year by startup in the UK and launch of an Internet brokerage service in Germany. Our launches in these countries will follow the same pattern as Denmark, i. e. soft launches that we build gradually without too big marketing expenses.*

In the Baltic countries there has been a further reduction of branches and personnel, while the number of Internet users is increasing. And the former gap in our hold around the Baltic Sea will now be filled, as we finally had the opportunity to invest into a polish bank, BOS."

"When I summarize the first half of 2000 I see a strong proof that SEB is on the right track with stable profitability in the Nordic Banking area, higher efficiency and reduced risk. SEB is well positioned to become the leading e-centric, customer-driven provider of financial services in Europe."

RESULT BY MAIN GROUP

Nordic Banking – increased volumes and lower costs

The total result for the Nordic Banking operations (Retail Distribution, Merchant Banking, and SEB Securities Services) increased by 15 per cent. Income was up by 11 per cent as a result of sharply increased income in Retail Distribution and SEB Securities Services.

Costs declined by 1 per cent, due in part to the fact that the number of employees was reduced by 150. The income/cost ratio, before credit losses, improved to 1.85 (1.65). As a result, the objective of holding costs in Nordic Banking at the same level as in 1999 was achieved during the first half of the year.

During the summer SEB and the other three large Swedish commercial banks formed Svenska Girot, which is taking over the banks' holdings in Bankgirot and Privatgirot and acquiring Postgirot.

SEB's market share of total deposits from the general public (households, companies etc) in Sweden increased to 21.8 per cent compared with 20.4 per cent last year. SEB's share of the household deposits was 14,3 per cent (13.7 per cent).

The Group's share of lending to the general public in Sweden amounted to 14.6 per cent (15.1 per cent). On the household market, the market share was 11.9 per cent (11.8 per cent).

Retail Distribution - strong revenue trend
The business area achieved an improvement of 86 per cent in results. This was attributable to a strong increase (25 per cent) in income combined with effective cost control.

Income was higher, due primarily to increased net interest income from deposits as a result of larger volumes and improved margins, as well as sharply higher commission income in the securities sector. The marginal increase in costs was due mainly to higher data processing costs, which are largely related to the sharp increase in commercial activity and the expansive trend of Internet operations.

The decision, announced earlier, to close 50 offices has been implemented without major problems. Service and business acquisition is taking place via the Internet, through visits, and through nearby offices. The expected improvement in efficiency, equal to 150 full-time positions will be realised during the year.

In the third quarter 2000 SEB will open three new offices – specialising on growth companies – in Stockholm, Göteborg and Lund.

SEB and the Bank of Sweden's subsidiary, Pengar i Sverige AB (PSAB) have concluded a long-term agreement pertaining to SEB's cash handling. Initially, PSAB is taking over SEB's cash processing centres in Stockholm, Göteborg and Malmö. The number of full-time positions will thereby be reduced by approximately 70, beginning in 2001.

To improve efficiency, as well as to streamline and concentrate operations, SEB has decided to liquidate the so-called post write-off debt collection. A loan portfolio representing claims of SEK 2.2 billion has accordingly been sold to Hoist Kredit AB, with payment to be made on October 1, 2000. The transaction is resulting in a capital gain of approximately SEK 300 M, which is being booked during the second half of the year.

During the second quarter housing loans amounting to SEK 8.3 billion, EUR 1 billion, were securitised, with the result that the Bank released capital and is able to utilise its capital base more efficiently. The sale was made to Osprey Mortgage Securities Limited by issuing bonds in the amount of EUR 1 billion, with housing loans as collateral. The transaction resulted in a capital gain of SEK 45 M on Group level.

Merchant Banking – lower risks and continued growth in customer related income
The stable growth of customer-related income continued, SEK 2,290 M compared with an average of SEK 2,043 M for the first half of 1999. The more volatile income decreased as a result of the reduced level of market risk and the closure of the Proprietary Trading unit in March this year. In spite of the increased customer-related income, total income did not fully match last year's level, due to the fact that the Bank then had a substantial income in connection with the introduction of the euro and the declining interest rates.

The growth in customer-related income is a result of deliberate efforts in a number of areas. Growing customer segments such as financial institutions and growth industries like telecommunications and information technology constitute one such area. Other examples include programs in the growing European capital debt market, structured financing and the continuing growth of Internet-based customer solutions. Customers will shortly be offered additional Internet services, such as Prime Brokerage and Securities Lending, as well as increased cash-management services. In the annual survey conducted by Euromoney, Trading Station was ranked second in the world among Internet-based marketplaces for currencies, up from third place last year.

These programs are being financed through improvements in efficiency in mature segments and industries, and in the international network which is made possible by the new Internet technology and joint-venture agreements with international banks. To improve efficiency and strengthen its operations in Asia, Merchant Banking has decided to transfer the activities in Tokyo and Hong Kong to Singapore. In Hong Kong, an agreement has been reached with the Bank of Nova Scotia, which will provide local service to SEB's customers there. During the first quarter an agreement was reached with the Bank of New York with respect to co-operation in servicing Nordic customers in the United States. The objective is to improve the range of products

being offered to customers and to rationalise the Bank's operations. During the second quarter it was also decided to render the operations in Helsinki more effective.

Reduced exposure in emerging markets, a smaller loan portfolio, lower market risks and reduced operational risks have led to a continuous reduction of the amount of capital allocated during the period.

The risk capital unit SEB Företagsinvest, which has been part of Merchant Banking as of the first quarter of 2000, has in the first half of 2000 realised some of their investments, for example by quoting Pyrosequencing on the Stockholm Stock Exchange with a good financial result.

SEB Securities Services - Strong increase in volumes

SEB Securities Services provides securities management and custodial services in Stockholm, Copenhagen, Helsinki and Oslo under its own name and has sub-suppliers in another 55 countries. For the first half of 2000 the result increased by 57 per cent as a consequence of sharply rising volumes and lower costs.

The strong growth in volume of business continued during the first half of the year. The volume of transactions rose by 69 per cent, to 1.7 million, while the volume of securities under custody increased by 35 per cent, to SEK 2,570 billion.

During 2000 SEB Securities Services, with market shares ranging from 30 to 90 per cent in different business and customer areas, was ranked as number four in Europe by Global Investor magazine.

Asset Management & Life - strong and profitable growth

The total result for this main group, which accounts for the lion's share of savings in the SEB Group, increased by 76 per cent. Since June 2000 the unit has been divided into three business areas: SEB Invest & Funds, Private Banking (which formerly jointly constituted the Asset Management business area), and SEB Trygg Liv. The group's income, including changes in surplus value in the life insurance operations, increased by 42 per cent, due in part to the rise in stock market values and strong sales of new life insurance policies.

Despite the rapid growth in income, the increase in costs was limited to 22 per cent. The increase was attributable to expansion in the Nordic Region and UK, increased staff costs and rising result-related bonuses. The average number of employees was 1,960, an increase of 16 per cent compared with the first half of 1999.

The income/cost ratio improved substantially, to 1.84 (1.58).

As of June 30, 2000, the SEB Group had assets amounting to SEK 918 billion under management, of which Asset Management & Life managed SEK 806 billion (SEK 549 billion). Portfolio management accounted for SEK 347 billion (SEK 221 billion) of this amount, traditional life insurance for SEK 245 billion (SEK 172 billion), mutual funds for SEK 149 billion (SEK 112 billion), and unit-linked insurance for SEK 65 billion (SEK 44 billion). Assets under management have increased by 15 per cent since year-end 1999. The remaining SEK 112 billion are managed by BfG.

During the period it was decided that SEB will begin to sell approximately 30 foreign funds from ten external fund managers.

SEB Invest & Funds and Private Banking - profitable growth

Income of Invest & Funds and Private Banking (Asset Management) rose a total of 58 per cent.

The improvement in the SEB Invest & Funds business area was attributable primarily to the upturn in the stock market, but also to the fact that investments made earlier in the Nordic Region are now contributing a substantial part of the increase in income. In Private Banking, which consists of SEB Enskilda Banken and International Private Banking, the increase was due mainly to an increase in commissions resulting from customer activities. The business area acquired 3,000 new customers during the first half of the year.

Costs rose by a total of 22 per cent, due to rising transaction costs, new ventures in Denmark and UK and increased result-related bonuses.

SEB's share of new sales of mutual funds in Sweden accounted for 14.7 per cent (14.6 per cent) whilst the share of outstanding volume of managed funds in Sweden was 21.5 per cent (22.2 per cent). SEB Private Bank in Geneva was opened during the summer, in line with SEB's objective to grow in the asset-management field in Europe. SEB has also international private banks in London and Luxembourg.

SEB Trygg Liv - strong growth
SEB Trygg Liv reported strong growth in sales despite some weakening during the second quarter. The market for single-premium endowment assurance in the form of unit-linked continued to be strong. Sales increased by 55 per cent, to SEK 7,455 M, and premium income (paid premiums) rose by 40 per cent, to SEK 10,422 M, compared with the corresponding period last year.

New sales in SEB Trygg Liv increased by 31 per cent, while total new sales in Sweden rose by 40 per cent. The company's share of the total life insurance market (single-premiums plus ten times current premiums) amounted to 15.4 per cent (18.5 per cent). The decrease comes mainly from the traditional insurance segment, which is not the main priority area due to low margins.

SEB Trygg Liv's share of unit-linked insurance amounted to 20.2 per cent (23.0 per cent) of new issues and 29.0 per cent (31.8 per cent) of stocks. Activities have been taken to regain market share in group insurance, which will yield result next year.

Total assets under management increased by 16 per cent, to SEK 251 billion. The increase for unit-linked insurance was 48 per cent. (See appendix 1.)

BfG – restructuring ahead of plan
The subsidiary, BfG Bank in Germany, whose name is being changed to SEB this coming winter, reported a total result of SEK 481 M, including SEK 119 M in one-off items from the first quarter. (For comparison with January-June 1999 in euro see appendix 2)

BfG has since the takeover by SEB increased its focus on e-banking and asset management. Since the end of the first quarter this year the number of e-banking customers has grown with almost 50,000 to approximately 115,000 today. This autumn BfG will launch a brokerage channel based on SEB´s pan-European Internet model, and thereby expect to well exceed the e-banking target of 130,000 e-banking customers by the year-end.

The first half of 2000 was the best six months-period ever in terms of net inflow, EUR 503 M (SEK 4,2 billion) in BfG Invest, the mutual fund subsidiary. These figures include two mutual funds from SEB. In BfG Immo-Invest the inflow of EUR 57 M resulted in a increased market share for real estate funds, from 4,0 to 4.3 per cent. As of June 30, 2000, BfG had approximately the equivalent of SEK 112 billion under management.

During 2000, BfG has divested three subsidiaries involved in leasing, real-estate agency and management consulting, as well as started the closure of the subsidiary bank, Deutsche Handelsbank in Berlin.

The restructuring program has been negotiated with the Workers council. The program aims at increasing BfG`s focus on e-banking, investment advice and asset management as well as reducing costs, i.e. by reducing staff. The total reduction concerns 800 employees - including 230 in connection with sales and closures of subsidiaries. Simultaneously, risk-weighted assets have been reduced by EUR 1,500 M.

The target for annual reduction in costs has now been defined to EUR 100 M (SEK 840 M) compared to the earlier target EUR 80-100 M. As a result, it is expected that the objective of a 15 per cent return will be achieved in 2004, a year ahead of plan.

In 2000, BfG has qualified as one of nine finalists in the European Quality Award.

Other activities
This group includes the Enskilda Securities, SEB Kort and Baltic business areas. The latter comprises two majority-owned banks, Eesti Ühispank and Latvijas Unibanka, as well as Vilniaus Bankas, which is partly owned.

Eesti Ühispank and Latvijas Unibanka are consolidated in SEB's accounts. In the first half of 1999, only the shares of results in these banks were included.

Enskilda Securities - continuing strong improvement in results
During the first half of 2000 the stock market was characterised by a continuing high turnover of shares and substantial interest in IT and telecom stocks, although some weakening was noted in the second quarter. The

favourable market conditions made possible a large number of market introductions, of which the largest was Telia, in which Enskilda Securities had a leading role.

Enskilda Securities has strengthened its positions in the Nordic stock markets during 2000. On the Stockholm Exchange the company is continuous the largest player with a market share of 10.1 per cent. In Oslo, Orkla Enskilda Securities is in second place, with a 12.5 per cent share. In Helsinki and Copenhagen the market shares amount to 7.8 and 6.2 per cent respectively, compared with 6.8 and 5.3 per cent during the first half of 1999.

Enskilda Securities strengthened its position in equity analysis during the first half of 2000. In the Swedish financial daily paper Finanstidningen's annual ranking of equity analysts, Enskilda Securities shared first place as the best analyst firm in Sweden.

During the period Enskilda Securities and Orkla Finans (Fondsmegling) ASA were merged. Enskilda Securities assumed the ownership of Orkla Finans (Fondsmegling) - whose name was changed to Orkla Enskilda Securities ASA - and Orkla Finans ASA acquired 22.5 per cent of the capital in Enskilda Securities. SEB is thus retaining a 77.5 per cent interest. The transaction gave rise to a capital gain of SEK 373 M, which was included in the Group's result already for the first quarter.

Income increased by 77 per cent as a result of much higher secondary commission income, favourable trading results and higher income from Initial Public offerings (IPO). The income from mergers and acquisitions was higher than last year. Enskilda Securities' equity trading turnover increased by 120 per cent compared with the first half of 1999. Underlying this increase was, primarily, the very strong interest in IT and telecom shares.

The 68 per cent increase in costs included additional costs for the acquisitions in the first six months. Excluding the effects of these items, costs increased by 41 per cent, which reflects the increased provision for bonuses to employees due to the favourable trend of results. The underlying cost increase is 11 per cent.

Enskilda Securities'new office in Silicon Valley will begin operations early in the autumn. The company will close its office in Moscow.

SEB Kort - increased efficiency

All business units within SEB Kort contributed to the 27 per cent increase in results. Turnover of the Swedish business units, covering both card issuing - Diners Club, Eurocard and bank products - and acquiring operations, developed favourably. Sales from the subsidiaries also increased, compared with sales a year ago, and contributed to the improvement in net commissions.

Interest income developed favourably as a result of larger volumes, e.g. from introducing Mastercard outside Sweden. The Mastercard card is being introduced in Finland during the autumn and will then be available in all the Nordic countries.

During the summer SEB Kort introduced a new service for financing via Internet. This service, Select e-finans, makes it possible for web-stores to provide simple, secure and beneficial financing of their customers' purchases.

In 2000, SEB Kort Norge has won first prize in a customer-service competition: the Teleperformance Grand Prix Customer Service Awards. The competition comprised more than a hundred Norwegian companies. SEB Kort Danmark won an award for the best call centre in the financial sector for the third year in a row.

Baltic Region – focus on Internet and cost efficiency

The result for the Baltic Region business area in the first half of 2000 amounted to SEK 125 M. During the comparable period last year the three partly owned banks in the Baltic Region, which at that time did not constitute a separate business area, contributed SEK 44 M. Eesti Ühispank in Estonia, and Latvijas Unibanka in Latvia were consolidated in the SEB Group during the second half of 1999. Vilniaus Bankas in Lithuania, in which SEB has a 41 per cent holding, is still reported in accordance with the equity method.

The number of Internet customers in Eesti Ühispank is increasing steadily and now amounts to 55,000. Latvijas Unibanka's new Internet service had nearly 11,000 users. Internet service will be introduced in Vilniaus Bankas in September.

In Eesti Ühispank the cost cutting and divesting program continued. The number of branches decreased from 80 to 72 and will be reduced further to 62 by year-end.

During the second quarter, Eesti Ühispank formed an IT company jointly with SEB. This company, SEB IT Partner Estonia, which is owned 65 per cent by SEB and 35 per cent by Eesti Ühispank, will develop IT services for the entire SEB Group.

In June, Latvijas Unibanka became the first bank in Latvia to open an automated customer service centre.

The merger of Vilniaus Bankas and Bankas Hermis has now been completed. The number of employees in the merged bank has been reduced by 231 to 1,658. The full effect of the reduction will appear in the second half of 2000.

SEB and Vilniaus Bankas have signed an agreement with the Lithuanian Government regarding exemption from tax 1999-2004.

SEB e-banking – gaining ground
SEB e-banking (formerly SEB Internet) became a separate business area in the summer of 1999.
Income from - and costs of - the current operations in Sweden, Germany and Denmark are reported in the business areas where customers use the services, mainly in Retail Distribution and BfG.

Costs for developing SEB e-banking amounted to SEK 280 M in the first half of 2000. All development costs are expensed and carried by the Group.

During the year the overall number of e-banking customers increased to approximately 620,000 of which 438,000 in Sweden, 115,000 in BfG and 65,000 in Estonia and Latvia. The number of transactions has also risen. In Sweden, the e-customers made 23,000 share transactions in June 2000, compared to 10,000 in June 1999. Over the same period, the number of payments via Internet rose from 0.8 to 1.2 million.

SEB has set a strech goal of having five million e-banking customers by the end of 2004.

Based on the new pan-European e-banking platform, SEB launched its e-banking services in Denmark in April. By August, 4,000 customers were acquired. This autumn an Internet brokerage-service, SEB Direkt, will be launched in Germany. There are also plans to launch e-banking services in the UK in the fourth quarter this year.

In Sweden, SEB has updated its existing Internet service for private individuals and companies.

Next natural step in the e-banking expansion will be the mobile e-services that are planned to be launched in a number of SEB's Internet-markets during the fourth quarter this year.

In addition to the financial services offered to private individuals and companies, the Group provides e-banking services for companies within special areas such as currency and interest trading (Trading Station), liquidity planning (WebForecast) and import/export letters of credits etc (SEB Trade Finance).

Group activities in the e-sector have also been broadened. The newly formed SEB e-invest has to date invested more than SEK 500 M in five companies. The largest investment is in b-business partners, a venture capital company for investments in companies that conduct business-to-business (B2B) commerce via the Internet. In June SEB, Ericsson and b-business partners invested SEK 130 M in a new market place for B2B on the net, Nordic Commerce Exchange.

In connection with the listing of SelfTrade, the French Internet broker in which SEB owns 34 per cent of the voting rights and 20.4 per cent of the capital, the company issued new shares. SEB subscribed for its portion and as of June 30, 2000, the market value of SEB's holding amounted to approximately SEK 650 M (book value: SEK 300 M).

In August, SelfTrade, which has approximately 30,000 customers and offices in Paris, Milan, Madrid and London, signed an agreement with Casino, one of France's largest retail chains, which has 11.5 million customers. The agreement provides that SelfTrade can demonstrate its services in department stores and help store customers to open accounts.

GROUP ACCOUNTS

Total income rose by more than 70 per cent to SEK 17.4 billion. For comparable entities the increase was over 25 per cent, mainly due to a strong rise in commission income.

During the summer SEB signed an agreement covering the sale of its 18 per cent holding in Svensk Exportkredit (SEK) to ABB. The sale involves an impact of approximately SEK 500 M on SEB's result, including a capital gain of SEK 60 M and an extra dividend of SEK 440 M.

Capital gains and other one-off items in the first six months of the year thereby totalled SEK 1,597 M (SEK 754 M), of which SEK 912 M in the first quarter. This includes a capital gain of SEK 420 M before tax from the sale of the Bank's building on Kungsträdgårdsgatan and SEK 373 M from the transaction with Orkla Finans. The securitisation of housing loans in the second quarter resulted in a capital gain of SEK 45 M. The realisation of venture capital funds resulted in capital gains of SEK 90 M.

As at 30 June 2000, a change of one percentage point in the Group's combined positions in SEK and other currencies means that the market value of the Group's interest-sensitive positions would increase/decrease by SEK 1.2 billion (SEK 0.7 billion in the first half of 1999).

Total assets of SEB´s pension funds amounted to SEK 26,0 billion in the end of June 2000 (compared to SEK 25,2 billion by year-end), while the pension commitments totalled SEK 7,6 billion (SEK 7,1 billion). Thus, the surplus value has grown from SEK 18.1 billion to SEK 18,4 since year-end.

Total costs rose by 56 per cent to SEK 10.7 billion. For comparable entities the increase was 9 per cent. A refund of SEK 50 M from SPP has been booked as a cost deduction.

As of June 30, 2000, SEK 1,873 M - including SEK 174 in the current year - of the restructuring reserve of SEK 2,255 M established in the accounts for 1997, had been utilised.

The acquisition of BfG in January 2000 has resulted in a difference between purchase price and equity of SEK 3.4 billion to be accounted for in the closing of the books in the year of 2000. The restructuring costs for BfG will be fully covered, to some extent by restructuring reserves established by BfG in 1999 and for the remainder from a part of the above mentioned difference. The results of SEB will thus not be affected by the restructuring costs.

The Group's lending losses, including changes in the value of assets taken over, amounted to SEK 531 M, net, of which SEK 427 M pertained to BfG. The level of lending losses was thus 0,15 per cent.

As of June 30, 2000, SEB's exposure in emerging markets amounted to SEK 14 654 M, net, a decrease by more than SEK 2 billion or 12.5 per cent from the first quarter. The reduction mainly concerns BfG´s portfolio, especially Russia.

Exposure on emerging markets, geographical distribution, SEK M

	Total	*of which BfG*
Asia[1]	**6,772**	**1,287**
Hong Kong	2,314	397
China	828	140
Other specified countries[2]	2,077	165
Latin America[3]	**4,161**	**747**
Brazil	1,685	34
Eastern and Central Europe[4]	**4,650**	**2,957**
Russia	2,738	1,745
Africa and Middle East[5]	**2,796**	**428**
Turkey	897	71
Total	**18,379**	**5,419**
Provision	3,725	2,078
Total net	**14,654**	**3,341**

1. Includes Hong Kong, China, India, Pakistan, Taiwan, Macao and other specified countries
2. Includes the Philippines, Malaysia, Thailand, Korea and Indonesia

3. Includes Brazil, Argentina, Mexico and Peru
4. Includes Russia, Israel, Estonia, Latvia, Lithuania, Poland, the Czech Republic, Slovakia, Rumania, Hungary, Slovenia, Croatia, Kazakhstan and the Ukraine
5. Includes Turkey, Iran, Saudi Arabia, Egypt, South Africa, Ethiopia and Algeria

Doubtful claims, net, increased because of BfG to SEK 6,630 M (SEK 2,749 M), while the volume of assets taken over declined to SEK 259 M (SEK 920 M).

Capital adequacy

As of June 30, 2000, the capital base for the financial group of undertakings (which does not include insurance companies) amounted to SEK 53.5 billion (SEK 46.5 billion at December 31, 1999). Core capital was SEK 37.1 billion (SEK 34.4 billion), of which SEK 1.7 billion constituted so called core capital contribution. At the same time, risk-weighted assets amounted to SEK 488 billion (SEK 318 billion at December 31, 1999). The capital ratio was thus 10.96 per cent (14.62 per cent as per December 31, 1999) and the core capital ratio 7.60 per cent (10.80 per cent).

In the first quarter of 2000 – after including BfG – risk weighted assets rose to SEK 510 billion. The reduction in risk-weighted assets during the second quarter thus amounted to SEK 22 billion, mainly related to capital efficiency measures in Nordic Banking and BfG.

Expansion in Europe - investment in Polish bank

After the report period, SEB has entered agreements to acquire a strategic stake in Polish Bank Ochrony Srodowiska, BOS. The transaction is subject to regulatory approvals in Sweden and Poland.
SEB currently owns 4.4 per cent of the shares in BOS and will after the additional acquisition control above 30 per cent of the shares and votes in BOS.

Stockholm, August 22, 2000
Lars H Thunell
President and Chief Executive Officer

The interim report for January-September 2000 will be published on October 27, 2000. SEB Group interim reports are available on the Internet

(www.seb.se; www.seb.net).

Additional information is available from:
Gunilla Wikman, Group Communications Manager, +46 8 763 81 25
Lotta Treschow, Investor Relations Manager, +46 8 763 95 59

This report has been reviewed by the auditors of the Bank.

SEB Group

Operational Profit & Loss Accounts

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Net interest earnings	5,869	3,354	75	6,858
Net commission income	6,939	3,815	82	8,317
Net result of financial transactions	1,472	1,069	38	2,034
Other operating income	2,652	1,500	77	2,327
Change in surplus value in life insurance operations	427	436	-2	1,502
Total income	**17,359**	**10,174**	**71**	**21,038**
Staff costs	-6,298	-3,864	63	-8,419
Pension compensation	490	280	75	873
Other operating costs	-4,013	-2,687	49	-5,743
Depreciations	-846	-555	52	-1,175
Total costs	**-10,667**	**-6,826**	**56**	**-14,464**
Lending losses etc	-531	218		289
Net result from associated companies	52	54	-4	116
Result from non-life insurance operations	133	-147	-190	518
Total result	**6,346**	**3,473**	**83**	**7,497**
Taxes	-1,524	-732	108	-1,355
Taxes on change in surplus values	-120	-122	-2	-421
Minority interests	-145	-5		-56
Total result after tax	**4,557**	**2,614**	**74**	**5,665**

Key figures for the SEB Group

	January-June 2000	January-June 1999	Full year 1999
Return on equity, %	22.1	14.9	14.6
Return incl. change in surplus values, %	22.3	16.0	17.2
Return on equity, 12 months moving average, %	17.0	9.6	14.6
Return on equity, incl. change in surplus values, 12 months moving average, %	18.6	10.9	17.2
Earnings per share, SEK	6.03	3.50	6.96
Total result after tax per share, SEK	6.47	3.97	8.60
Income/cost ratio, SEB Group	1.63	1.49	1.45
Income/cost ratio, banking operations	1.54	1.40	1.30
Cost/income ratio, SEB Group	0.61	0.67	0.69
Cost/income ratio, banking operations	0.65	0.71	0.77
Lending loss level, %	0.15	-0.13	-0.09
Provision ratio for doubtful claims, %	54.0	57.7	59.6
Level of doubtful claims, %	1.15	0.78	0.82
Total capital ratio, %	10.96	11.58	14.62
Core capital ratio, %	7.60	8.83	10,80

SEB Group's quarterly performance

Operational Profit & Loss Accounts

SEK M	2000:2	2000:1	1999:4	1999:3	1999:2
Net interest earnings	2,986	2,883	1,769	1,735	1,665
Net commission income	3,237	3,702	2,562	1,940	2,003
Net result of financial transactions	572	900	865	100	227
Other operating income	1,367	1,285	517	310	688
Change in surplus values in life insurance operations	-46	473	856	210	168
Total income	**8,116**	**9,243**	**6,569**	**4,295**	**4,751**
Staff costs	-3,087	-3,211	-2,599	-1,956	-1,957
Pension compensation	319	171	452	141	155
Other costs	-2,095	-1,918	-1,578	-1,478	-1,299
Depreciation	-419	-427	-332	-288	-263
Total costs	**-5,282**	**-5,385**	**-4,057**	**-3,581**	**-3,364**
Lending losses etc	-250	-281	58	13	342
Net result from associated companies	22	30	33	29	12
Result from non-life insurance operations	81	52	32	633	-304
Total result	**2,687**	**3,659**	**2,635**	**1,389**	**1,437**
Taxes	-886	-638	-259	-364	-247
Taxes on change in surplus values	12	-132	-240	-59	-47
Minority interests	-21	-124	-32	-19	-3
Total result after tax	**1,792**	**2,765**	**2,104**	**947**	**1,140**

Profit & Loss Accounts per main group

January-June 2000, SEK M	Nordic Banking	Asset Management & Life	BfG	Other Activities	Joint Group Activities & Eliminations	SEB Group
Net interest earnings	3,548	218	2,266	215	-378	5,869
Net commission income	1,903	2,078	956	2,200	-198	6,939
Net result of financial transactions	758	52	206	435	21	1,472
Other income	333	424	169	195	1,531	2,652
Change in surplus values in life insurance operations		427				427
Total income	**6,542**	**3,199**	**3,597**	**3,045**	**976**	**17,359**
Staff costs	-2,015	-828	-1,434	-1,318	-703	-6,298
Pension compensation	275	53		19	143	490
Other costs	-1,722	-915	-1,076	-618	318	-4,013
Depreciation	-70	-50	-183	-146	-397	-846
Total costs	**-3,532**	**-1,740**	**-2,693**	**-2,063**	**-639**	**-10,667**
Lending losses etc	-123	-3	-427	-56	78	-531
Net result from associated companies		-6	4	33	21	52
Result from non-life insurance operations					133	133
Total result	**2,887**	**1,450**	**481**	**959**	**569**	**6,346**

Nordic Banking

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Net interest earnings	3,548	3,636	-2	7,063
Net commission income	1,903	1,427	33	2,958
Net result of financial transactions	758	613	24	1,049
Other operating income	333	231	44	290
Total income	**6,542**	**5,907**	**11**	**11,360**
Staff costs	-2,015	-1,939	4	-3,928
Pension compensation	275	147	87	459
Other operating costs	-1,722	-1,714		-3,368
Depreciations	-70	-74	-5	-135
Total costs	**-3,532**	**-3,580**	**-1**	**-6,972**
Lending losses etc	-123	188	-165	255
Total result	**2,887**	**2,515**	**15**	**4,643**
Allocated capital	17,921	18,487		17,587
Return on allocated capital, 12 months average, %	20.1	11.9		19.0

Retail Distribution incl SEB Finans

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Income	3,463	2,780	25	5,787
Costs	-2,010	-1,966	2	-3,901
Lending losses etc	-143	-109	31	-186
Total result	**1,310**	**705**	**86**	**1,700**

Merchant banking incl SEB Företagsinvest

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Income	2,667	2,798	-5	5,074
Costs	-1,443	-1,495	-3	-3,045
Lending losses etc	20	297	-93	441
Total result	**1,244**	**1,600**	**-22**	**2,470**

SEB Securities Services

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Income	519	405	28	822
Costs	-176	-186	-5	-336
Total result	**343**	**219**	**57**	**486**

Asset Management & Life

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Net interest earnings	218	139	57	314
Net commission income	2,078	1,273	63	3,054
Net result of financial transactions	52	42	24	82
Other operating income	424	358	18	718
Change in surplus value in life insurance operations	427	436	-2	1,502
Total income	**3,199**	**2,248**	**42**	**5,670**
Staff costs	-828	-682	21	-1,546
Pension compensation	53	28	89	88
Other operating costs	-915	-726	26	-1,519
Depreciations	-50	-45	11	-92
Total costs	**-1,740**	**-1,425**	**22**	**-3,069**
Lending losses	-3	1		-1
Net result from associated companies	-6			-7
Total result	**1,450**	**824**	**76**	**2,593**
Allocated capital [1]	8,000	7,000		7,000
Return on allocated capital, 12 months average, %	29.0	16.4		26.7

1) incl allocated goodwill

Asset Management (SEB Invest & Funds and Private Banking)

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Income	2,034	1,284	58	3,041
Costs	-1,015	-835	22	-1,828
Lending losses	-3	1		-1
Total result	**1,016**	**450**	**126**	**1,212**

SEB Trygg Liv

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Income [2]	1,206	992	22	2,688
Costs	-766	-618	24	-1,300
Net result from associated companies	-6			-7
Total result	**434**	**374**	**16**	**1,381**

2) incl change in surplus values

BfG

SEK M	January-June 2000
Net interest earnings	2,266
Net commission income	956
Net result of financial transactions	206
Other operating income	169
Total income	**3,597**
Staff costs	-1,434
Other operating costs	-1,076
Depreciations	-183
Total costs	**-2,693**
Lending losses	-427
Net result from associated companies	4
Total result	**481**
Allocated capital	14,000
Return on allocated capital, annualised, %	4.9

Other activities

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Net interest earnings	215	38		284
Net commission income	2,200	1,256	75	2,852
Net result of financial transactions	435	226	92	571
Other operating income	195	181	8	289
Change in surplus value in life insurance operations				
Total income	**3,045**	**1,701**	**79**	**3,996**
Staff costs	-1,318	-741	78	-1,695
Pension compensation	19	11	73	34
Other operating costs	-618	-448	38	-1,067
Depreciations	-146	-33		-131
Total costs	**-2,063**	**-1,211**	**70**	**-2 859**
Lending losses	-56	-23	143	-100
Net result from associated companies	33	52	-37	110
Total result	**959**	**519**	**85**	**1,147**
Allocated capital	3,179	1,943		1,943
Return on allocated capital, 12 months average, %	35.9	28.8		42.5

Enskilda Securities

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Income	1,910	1,079	77	2,279
Costs	-1,287	-764	68	-1,694
Recoveries	8			7
Total result	**631**	**315**	**100**	**592**

SEB Kort

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Income	667	625	7	1,329
Costs	-433	-442	-2	-888
Lending losses	-31	-23	35	-56
Total result	**203**	**160**	**27**	**385**

Baltic Region

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Income	468	-3		396
Costs	-343	-5		-284
Lending losses	-33			-52
Net result from associated companies	33	52	-37	110
Total result	**125**	**44**	**184**	**170**

Balance sheet of the SEB Group (abbreviated)

SEK M	30 June 2000	30 June 1999	31 December 1999
Lending to credit institutions	195,850	76,253	103,521
Lending to the general public	566,471	348,625	342,907
Interest-bearing securities	119,352	100,715	93,769
- Financial fixed assets	*5,492*	*3,849*	*3,396*
- Financial current assets	*113,860*	*96,866*	*90,373*
Shares and participations	*11,508*	*4,688*	*9,303*
Assets in insurance operations	74,963	71,321	66,111
Other assets	131,117	108,217	94,644
Total assets	**1,099,261**	**709,819**	**710,255**
Liabilities to credit institutions	196,211	131,841	117,774
Deposits and funding from the general public	410,835	202,686	229,534
Securities issued, etc.	199,761	120,708	122,143
Liabilities in insurance operations	71,930	64,306	63,271
Other liabilities and provisions	149,840	134,560	118,645
Subordinated liabilities	31,915	25,043	25,882
Shareholders' equity	38,769	30,675	33,006
Total liabilities and shareholders' equity	**1,099,261**	**709,819**	**710,255**

Problem loans and assets taken over for the protection of claims

SEK M	30 June 2000	30 June 1999	31 December 1999
Doubtful claims	14,419	6,501	6,988
Provision for possible lending losses	-7,789	-3,752	-4,164
Doubtful claims, net	**6,630**	**2,749**	**2,824**
Claims subject to interest reduction	301	1,280	352
Total volume of problem loans	**6,931**	**4,029**	**3,176**
Level of doubtful claims	**1.15**	**0.78**	**0.82**
(Doubtful claims (net) in relation to lending and leasing (net) at end of period, per cent)			
Provision ratio for doubtful claims	**54.0**	**57.7**	**59.6**
(Reserve for possible lending losses in relation to doubtful claims (gross), per cent)			
Pledges taken over			
Buildings and land	110	85	82
Shares and participations	149	835	544
Total volume of pledges taken over	**259**	**920**	**626**

The soft loans of the Group are included among claims subject to interest reduction.

The shortfall in income due to interest deferments was SEK 3 M (SEK 25 M), while unpaid interest on non-performing loans amounted to SEK 143 M (SEK 114 M).

On 30 June 2000, the Group had SEK 284 M (SEK 938 M) in non-performing loans in Sweden on which interest income was reported. These loans are not included among the problem loans, since the corresponding collateral covers both interest and principal.

Derivatives contracts

30 June 1999	Contracts on the asset side		Contracts on the liability side	
SEK M	Book value	Market value	Book value	Market value
Interest-related	15,499	15,499	17,230	17,230
Currency-related	31,422	32,948	25,125	28,240
Equity-related	2,495	2,495	2,400	2,400
Other	11	11	11	11
Total	**49,427**	**50,953**	**44,766**	**47,881**

On 30 June 2000 the notional value of the Group's derivatives contracts amounted to SEK 4,148 billion (SEK 3,833 billion on 30 June 1999).

The book value of derivatives instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations which is the object of hedge accounting.

Cash flow analysis

SEK M	Jan-June 2000	Jan-June 1999	Full year 1999
Cash flow, current operations	8,309	3,077	4,711
Changes in assets, current operations	-9,970	-36,075	-35,495
Changes in liabilities, current operations	33,205	36,113	37,385
Cash flow, current operations	**31,544**	**3,115**	**6,601**
Cash flow, investment activities	**178**	**8,932**	**8,161**
Cash flow, financing activities	**-19,260**	**-13,236**	**-10,326**
Cash flow	**12,462**	**-1,189**	**4,436**
Liquid funds at beginning of year	9,074	4,638	4,638
Cash flow	12,462	-1,189	4,436
Liquid fund at end of period	**21,536**	**3,449**	**9,074**

The acquisition of BfG Bank increased the liquid fund by SEK 3,165 M. In addition, adjustment has been made for BfG's balance sheet items.

The SEB Group Profit and Loss Accounts

Statutory Profit & Loss Accounts

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Income				
Interest receivable	*25,113*	*13,344*	*88*	*26,124*
Interest payable	*-19,277*	*-9,998*	*93*	*-19,299*
Net interest earnings	5,836	3,346	74	6,825
Dividends received	857*	195		211
Commission receivable	7,608	*4,286*	*78*	*9,283*
Commission payable	-828	*-568*	*46*	*-1,208*
Net commission income [1]	6,780	3,718	82	8,075
Net result of financial transactions [2]	1,468	1,057	39	2,025
Other operating income	1,536	1,051	46	1,662
Income from banking operations	**16,477**	**9,367**	**76**	**18,798**
Costs				
Staff costs	-6,053	-3,658	65	-7,969
Other administrative costs	-2,905	-1,894	53	-3,913
Depreciation and write-downs of tangible and intangible fixed assets	-817	-527	55	-1,120
Other operating costs	-941	-603	56	-1,487
Costs from banking operations	-10,716	**-6,682**	**60**	**-14,489**
Result from banking operations before lending losses	**5,761**	**2,685**	**115**	**4,309**
Lending losses and provisions, net [3]	-554	209		207
Change in value of assets taken over	40	11		111
Write-down of financial fixed assets	-17	-2		-29
Net result from associated companies	58	54	7	116
Operating result from banking operations	**5,288**	**2,957**	**79**	**4,714**
Result from insurance operations [4]	141	-200	-171	408
Operating result	**5,429**	**2,757**	**97**	**5,122**
Pension compensation	490	280	75	873
Taxes	-1,524	-732	108	-1,355
Minority interests	-145	-5		-56
Result for the period	**4,250**	**2,300**	**85**	**4,584**

*) Including an extra ordinary dividend of SEK 440 M from Svensk Exportkredit and SEK 134 M from equity holdings within Merchant Banking.

1) Net commission income

	January-June 2000	January-June 1999	Change per cent	Full year 1999
Payment commissions	1,167	880	33	1,863
Securities commissions	4,283	2,306	86	5,066
Other commissions	1,330	532	150	1,146
Total	**6,780**	**3,718**	**82**	**8,075**

2) Net result of financial transactions

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Shares/participations	272	261	4	963
Interest-bearing securities	294	-93		-276
Other financial instruments	607	410	48	819
Realised result	**1,173**	**578**	**103**	**1,506**
Shares/participations	-480	-23		291
Interest-bearing securities	-165	101		142
Other financial instruments	325	-256		-1,039
Unrealised value changes	**-320**	**-178**	**80**	**-606**
Exchange rate fluctuations	630	662	-5	1,130
Redemption of bonds, SEB BoLån	-15	-5	200	-5
Total	**1,468**	**1,057**	**39**	**2,025**

3) Lending losses and provisions, net

A. Individually appraised receivables:				
Reported write-down, incurred losses	-955	-159		-448
Reversal of previous provisions for possible losses, reported as incurred losses in current period's accounts	614	124		339
Reported provision for possible losses	-731	-344	113	-854
Recovered from losses incurred in previous years	148	59	151	200
Reversal of previous provisions for possible losses	253	281	-10	483
Reported net cost for individually appraised receivables	**-671**	**-39**		**-280**
B. Receivables appraised by category:				
Reported write-down, incurred losses	-42	-45	-7	-86
Reported provision for possible losses	-6	-15	-60	-31
Recovered from losses incurred in previous years	16	21	-24	35
Withdrawal from reserve for lending losses		24	-100	31
Reported net cost for receivables appraised by category	**-32**	**-15**	**113**	**-51**
C. Allocation to/withdrawal from reserve for political risks abroad	**182**	**209**	**-13**	**440**
D. Contingent liabilities	-33	54	-161	98
Total	**-554**	**209**		**207**

4) Result insurance operations

Non-life operations	133	-147	-190	518
Life operations	8	-53	-115	-110
Total income	**141**	**-200**	**-171**	**408**

SEB Group – Bridge between Statutory and operational accounts

Statutory Profit & Loss Accounts					Operational Profit & Loss Accounts	
SEK M	**Jan-June 2000**	**SEB Trygg Liv**	**Internal trans-actions bank-insurance**	**Reclas-sification**	**Jan-June 2000**	**SEK M**
Net interest earnings	5,836	33			5,869	Net interest earnings
Dividends received	857			-857		
Net commission income	6,780		159		6,939	Net commission income
Net result of financial transactions	1,468	4			1,472	Net result of financial transactions
Other operating income	1,536	715	-456	857	2,652	Other operating income
				427	427	Change in surplus value in life insurance operations
Income from banking operations	**16,477**	**752**	**-297**	**427**	**17,359**	**Total income**
Staff costs	-6,053	-248	3		-6,298	Staff costs
				490	490	Pension compensation
Other administrative costs	-2,905	-329		3,234		
Depreciation and write-downs of tangible and intangible fixed assets	-817	-29			-846	Depreciations
Other operating costs	-941	-132	294	-3,234	-4,013	Other operating costs
Costs from banking operations	**-10,716**	**-738**	**297**	**490**	**-10,667**	**Total costs**
Result from banking operations before lending losses	**5,761**					
Lending losses and provisions, net	-554			23	-531	Lending losses etc
Change in value of assets taken over	40			-40		
Write-down of financial fixed assets	-17			17		
Net result from associated companies	58	-6			52	Net result from associated companies
Operating result from banking operations	**5,288**					
Result from insurance operations	141	-8			133	Result from non-life insurance operations
Operating result	**5,429**	**0**	**0**	**917**	**6,346**	**Total result**
Pension compensation	490			-490		
Taxes	-1,524				-1,524	Taxes
				-120	-120	Taxes on change in surplus values
Minority interests	-145				-145	Minority interests
Result for the period	**4,250**	**0**	**0**	**307**	**4,557**	**Total result after tax**

Profit and Loss Account, Parent company

SEK M	Jan-June 2000	Jan-June 1999	Change per cent	Full year 1999
Income				
Interest receivable	*12,895*	*10,192*	*27*	*19,791*
Leasing income	*227*	*125*	*82*	*254*
Interest payable	*-10,626*	*-7,752*	37	*-15,016*
Net interest earnings[1]				
Dividends received	885	210		4,241
Commission receivable	*3,601*	*2,752*	*31*	*5,752*
Commission payable	*-525*	*-492*	*7*	*-987*
Net commission income [2]	3,076	2,260	36	4,765
Net result of financial transactions [3]	806	760	6	1,343
Other operating income	1,282	1,024	25	1,541
Total income	**8,545**	**6,819**	**25**	**16,919**
Costs				
Staff costs	-3,177	-2,769	15	-5,875
Other administrative expenses	-1,808	-2,092	-14	-4,384
Depreciation and write-downs of tangible and intangible fixed assets	-156	-141	11	-266
Other operating costs	-598	-568	5	-1,487
Total costs	**-5,739**	**-5,570**	**3**	**-12,012**
Result before lending losses	**2,806**	**1,249**	**125**	**4,907**
Lending losses and provisions, net [4]	20	292	-93	415
Change in value of assets taken over	-8	-10	-20	-10
Write-down of financial fixed assets	-110	-2		-3,057
Operating result	**2,708**	**1,529**	**77**	**2,255**
Pension provision	490	280	75	873
Other appropriations*)	-966	-657	47	-1,863
Tax on result for the year *)	-448	-219	105	-68
Result for the year	**1,784**	**933**	**91**	**1,197**

*) Group contributions reported directly against equity

1) Net interest earnings

SEK M	Jan-Jun 2000	Jan-Jun 1999	Change per cent	Full year 1999
Interest receivable	12,895	10,192	27	19,791
Leasing income	227	125	82	254
Interest payable	-10,626	-7,752	37	-15,016
Leasing depreciation	-73	-46	59	-94
Total	**2,423**	**2,519**	**-4**	**4,935**

2) Net commission income

Payment commissions	693	649	7	1,332
Securities commissions	1,912	1,243	54	2,695
Other commissions	471	368	28	738
Total	**3,076**	**2,260**	**36**	**4,765**

3) Net result of financial transactions

SEK M	Jan-Jun 2000	Jan-Jun 1999	Change per cent	Full year 1999
Shares/participations	6	3	100	4
Interest-bearing securities	42	-92	-146	-256
Other financial instruments	320	400	-20	1,009
Realised result	**368**	**311**	**18**	**757**
Shares/participations	-9	-21	-57	-23
Interest-bearing securities	-61	58		105
Other financial instruments	-26	-226	-88	-539
Unrealised value changes	**-96**	**-189**	**-49**	**-457**
Exchange rate fluctuations	**534**	**638**	**-16**	**1,043**
Redemption of bonds				
Total	**806**	**760**	**6**	**1,343**

4) Lending losses and provisions, net

A. Individually appraised receivables				
Reported write-down, incurred losses	-102	-97	5	-289
Reversal of previous provisions for possible losses reported as incurred losses in current period's accounts	85	85		257
Reported provision for possible losses	-201	-266	-24	-577
Recovered from losses incurred in previous years	57	52	10	116
Reversal of previous provisions for possible losses	104	263	-60	394
Reported net cost for individually appraised receivables	**-57**	**37**		**-99**
B. Receivables appraised by category				
Reported write-down, incurred losses	-22	-26	-15	-52
Reported provision for possible losses		-3	-100	-12
Recovered from losses incurred in previous years	12	13	-8	26
Withdrawal from provision for lending losses		8	-100	14
Reported net cost for receivables appraised by category	**-10**	**-8**	**25**	**-24**
C. Allocation to/withdrawal from reserve for political risks abroad	**87**	**209**	**-58**	**440**
D. Contingent liabilities		**54**	**-100**	**98**
Total	**20**	**292**	**-93**	**415**

Appendix 1

SEB Trygg Liv

SEB Trygg Liv focuses on the sale and administration of unit-linked insurance products and their equivalent for account of the traditional mutual life insurance business. From an accounting point of view, its business is separate from traditional banking activities. SEB Trygg Liv's accounts are presented in this Appendix according to generally accepted accounting standards within the insurance business.

SEB Trygg Liv reported a strong sales growth during the first half of the year, despite a certain weakening in the second quarter. The market for single-premium endowment assurance remains strong and a significant increase was also noted for occupational pension insurance, while sales of private pension insurance are at a low level. Most sales, 93 (84) per cent pertain to unit-linked insurance, of which 12 (1) per cent is attributable to sales through the subsidiary SEB Trygg Life (Ireland), primarily the investment product Life Assurance Portfolio Bond for the Swedish market.

Price trends for the insurance-related portion of the fund portfolio are at a level for the first half of the year coinciding with the assumptions made at the time of valuation. However, development in the first quarter was extremely favourable, returning to a more normal level during the second quarter.

Sales, i.e. new premiums and extra payments under existing insurance contracts, increased by SEK 2,656 M, or 55 per cent, to SEK 7,455 M (SEK 4,799 M). The share of insurance contracts with current premiums was 14.5 per cent (16.3 per cent), include foreign sales. Premium income (premiums paid) rose 40 per cent to SEK 10,422 M (SEK 7,421 M). In total, assets under management increased by SEK 35 billion or 16 per cent to SEK 251 billion (SEK 216 billion) during the twelve-month period. The increase for unit-linked insurance was 49 per cent.

Revenues increased by 42 per cent as a result of a higher premium volume and favourable growth in assets under management within unit-linked insurance during the period. Operating costs and other costs increased by SEK 195 M or 27 per cent, of which most was attributable to volume-related sales costs.

The operating results improved by 112 per cent, to a profit of SEK 7 M (loss: SEK 62 M).

The total result, which includes the change in surplus values, increased by 16 per cent to SEK 434 M (SEK 374 M).

The surplus value in life insurance operations is the present value of expected future profits from signed insurance contracts. The surplus values comprise unit-linked operations as well as commissioning agreements with traditional life insurance companies.

Volumes, SEK M	**June 2000**	**June 1999**
Sales volume		
Traditional life insurance, current share 24 (28) %	551	758
Unit-linked insurance, current share 13 (14) %	6,904	4,041
	7,455	**4,799**
Premium income		
Traditional life insurance	2,248	2,300
Unit-linked insurance	8,174	7,421
	10,422	**7,421**
Savings stock	**30 June**	**30 June**
Traditional life insurance	186,300	172,000
Unit-linked insurance	65,000	43,700

Profit and loss account, Jan-June, SEK M	June 2000	June 1999
Commissioning agreements, traditional life insurance	166	154
Unit-linked insurance	533	336
Risk operations and other	80	59
Total income	**779**	**549**
Operating expenses	-849	-665
Capitalisation of acquisition costs	146	113
Goodwill and other	-69	-59
Total costs	**-772**	**-611**
Operating result	**7**	**-62**
Change in surplus values [1]	427	436
Total result	**434**	**374**
Return on allocated capital, per cent [2]	26,6	13,4
Expense ratio per cent [3]	8,7	9,3

Notes [1] After deduction for change in capitalised acquisition costs
[2] Annual basis. Allocated capital 3,900 respective 3,250
[3] Annual basis. Operating expenses as percentage of premiums earned

Calculation of surplus values and changes in surplus values
Surplus values in life insurance operations are calculated on the basis of assumptions regarding the future development of signed insurance contracts and a risk-adjusted discount rate. The most important assumptions are the following:

Discount rate	11 %
Return on capital, nominal assets	4 %
Return on capital, real assets	8 %
Cancellations of contracts	5 %
Cancellations of current premiums	5 %
Administrative expenses	SEK 250/contract per year
Mortality	According to industry experience

Surplus value accounting
Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.

Result		
Change in surplus values		573
Deferred acquisition costs	-301	
Depreciation	+155	
		-146
Reported change in surplus values		**427**

Balance

Surplus value at 1 January 2000		**3,142**
(after deduction of capitalised acquisition costs)		
Current change of surplus values comprise		
Present values of new sales [1]		687
+Return on existing policies	258	
-Realised surplus value in existing policies	-353	
=Change in present value of policies signed before the current period		-95
Actual outcome compared with operative assumptions made [2]		102
Change in operative assumptions [3]		-115
Capital return in excess of assumptions[4]		-6
Total change in surplus values before deduction of capitalised acquisition costs		**573**
Capitalised acquisition cost for the period		-301
Depreciation of capitalised acquisition cost for the period		155
Total reported change in surplus values [5]		**427**
Closing balance 30 June 2000 [6]		**3,569**

1) Sales defined as new contracts and extra premiums on existing contracts

2) The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of growth in underlying assets, increased sales, particularly in the form of extra premiums and extensions of contracts as well as cancellations. However, the actual result of income and administrative expenses is included in full in the operating result.

3) Subsidiary SEB Trygg Life (UK) is closed for new contracts and is being divested as planned. The cancellation undertaking has been changed from 5 to 7.5 per cent, with a nonrecurring negative effect of SEK 82 M.

4) Actual fund growth was lower in the second quarter than the assumption, resulting in a negative effect of SEK 301 M.

5) Prepaid acquisition costs are capitalised in the accounts and depreciated according to plan. Accordingly, the reported change in surplus values is adjusted by the net of the capitalisation and depreciation during the period.

6) Estimated surplus value according to the above is not included in the statutory balance sheet.

Appendix 2

BfG Profit and loss account (adapted to Swedish accounting principles)

	January-June 2000	January-June 1999	1999*
	MEUR	MEUR	MEUR
Net interest earnings	270	309	579
Dividends received	3	6	5
Net commission income	114	85	186
Net result of financial transactions	25	15	42
Other operating income	17	2	48
Total operating income	**429**	**417**	**860**
General administration costs	-280	-295	-643
Depreciation	-22	-31	-56
Other operating costs	-18	-3	-
Total costs	**-320**	**-329**	**-699**
Lending losses	-51	-46	-101
Total Result	**58**	**42**	**60**

*Normalised



Stockholm, 27 October 2000

Interim Report January-September 2

STRONG EARNINGS TREND CONTINUED

- Total result* increased by 77 per cent to SEK 8,620 M (SEK 4,862 M)
- Return on equity was 19.4 per cent (14.7 per cent)
- Earnings per share* improved by 57 per cent to SEK 8.51 (SEK 5.41)
- Operating result increased by 92 per cent to SEK 7,298 M (SEK 3,795 M)
- Net commission income rose by 80 per cent to SEK 10,339 M (SEK 5,755 M)
- Assets under management amounted to SEK 942 billion (SEK 608 billion)
- Assets under custody were SEK 2,367 billion (SEK 1,762 billion).

On the road to Europe

During the third quarter a number of steps has been taken to make SEB a European player:
Intensified efforts are made to build a strong brand in Europe; e.g. BfG is to be renamed SEB.
SEB´s acquisition of shares in the Polish bank BOS was approved by the authorities.
SEB made cash offers for all outstanding shares of Eesti Ühispank in Estonia, Latvijas Unibanka in Latvia and Vilniaus Bankas in Lithuania.

Focused European private strategy

SEB mainly focuses on a target group consisting of financially capable and financially active people. This target group comprises 17 per cent of all Europeans. SEB´s pan-European e-banking structure is easily escalated and costs for new releases are only half of the expenses for the first launch. Operational costs are low due to co-operation with third parties.

Focused corporate strategy

SEB has decided to concentrate on growth- and/or international companies and financial institutions, based on its Nordic market leadership. The product needs of these customers are investment bank services in a wide sense and transaction services, to a high extent supported by e-solutions. The risks have been reduced in all areas, while there are clear growth opportunities in several investment bank-related areas. These growing areas, such as the European debt capital market and equity capital markets, are more advice- and less credit-oriented.

E-banking and e-brokerage – key issues to our private customers

SEB's target customers are investment intensive and have little time. Therefore, the strategy is to integrate e-banking and e-brokerage in each country. In Germany there has been a strong growth of e-banking customers as a result of the migration strategy. To acquire new customers the launch of SEBdirect, an e-brokerage service, was announced a few days ago. This launch is the first step in the re-branding of BfG to SEB, a process to be started in the first quarter of 2001. The cost is calculated to a total of EUR 100 M over two years, including normal marketing costs. With the launch of Vilniaus Bankas Internet service in Lithuania in September, all the three Baltic banks are on the net, with Estonia's Ühisbank in the forefront with 60,500 customers. The total number of e-banking customers in SEB is approximately 690,000. In the last quarter of 2000, a mobile Internet service will be launched.

---

* The Group´s total result comprises operating results, change in surplus value in life insurance operations and compensation from pension funds.

Restructuring measures continues to yield results

Most of the planned efficiency measures have been implemented and are starting to yield results. The restructuring of BfG is ahead of plan. In Sweden, restructuring and efficiency measures continue to yield results within Retail Distribution. Within Merchant Banking, overall lower cost levels have been achieved through a number of efficiency programmes in the international network and in mature business segments.

"I am happy to see that all parts of the Group have contributed to the good income development. Nordic Banking, and especially Merchant Banking, showed very strong results. We have a very positive development in the Nordic region outside Sweden with total results of approximately 800 million kronor", says President and Group Chief Executive Lars H Thunell. "Our restructuring and efficiency measures are showing results, and our costs are under control, despite major investments in e-banking and continued intense activities in all areas. This is a good basis for continued European expansion in our core areas."

THE SEB GROUP

Total income rose by 73 per cent, to SEK 24,967 M. For comparable entities the increase was 28 per cent, mainly due to a strong rise in commission income.

Capital gains and other one-off items in the first nine months of the year totalled SEK 1,597 M (SEK 841 M), i.e. unchanged from the second quarter. The largest one-off items are SEK 500 M from the sale of Svensk Exportkredit, SEK 420 M from the sale of the Bank´s head office and SEK 373 M from the transaction with Orkla Finans. The capital gain of SEK 300 M from the divestment of the so-called post write-off debt collection to Hoist Kredit AB will be booked in the fourth quarter.

On 30 September 2000, a change of one percentage point in the Group's combined positions in SEK and other currencies means that the market value of the Group's interest-sensitive positions would increase/decrease by SEK 1.4 billion (SEK 0.8 billion in the first nine months of 1999).

The total assets of SEB´s pension funds amounted to SEK 25.3 billion at the end of September (compared to SEK 25,2 billion at year-end), while the pension commitments totalled SEK 7.9 billion (SEK 7,1 billion). Thus, the surplus value was SEK 17.4 billion (SEK 18.1 billion).

Total costs rose by 52 per cent, to SEK 15,813 M. For comparable entities the increase was 6 per cent.

On 30 September 2000, SEK 1,919 M - including SEK 220 M in the current year - of the restructuring reserve of SEK 2,255 M established in the accounts for 1997, had been utilised.

The acquisition of BfG in January 2000 has resulted in a difference between purchase price and equity of SEK 3.4 billion to be accounted for in the closing of the books in the year of 2000. The restructuring costs for BfG will be fully covered, to some extent by restructuring reserves established by BfG in 1999 and for the remainder from a part of the above mentioned difference. The results of SEB will thus not be affected by the restructuring costs.

The Group's lending losses, including changes in the value of assets taken over and write-downs, amounted to SEK 778 M, net, of which SEK 587 M pertained to BfG. The level of lending losses was 0.15 per cent.

Credit exposure of the SEB Group

By tradition, a great part of SEB´s credit exposure is related to companies in the Nordic market. Since the Nordic corporate market is strongly linked to the telecommunications industry and also to some extent to companies within the IT sector, SEB has chosen to present its credit exposure on these particular industries. Telecommunications are here defined as telephone operators and manufacturers of tele-products, including their respective subcontractors.

The exposure of the Group on companies within the telecommunications industry is approximately 1.5 per cent, or SEK 15 billion of its total credit exposure. Most of it is related to well-established Nordic companies of excellent credit quality. In addition, SEB takes part in a number of Nordic-related project financing arrangements for major operators, mostly within OECD countries.

The IT sector represents a very small part of the portfolio, SEK 3.5 billion, which means less than 0.5 per cent. The exposure is spread on a large number of companies and newly-established companies represent a very small part.

On 30 September 2000, SEB´s exposure in emerging markets amounted to SEK 11,314 M, net, after provision for possible lending losses, a decrease of SEK 3.4 billion or 22.8 per cent from the second quarter. The significant change is mostly due to an adaptation of BfG´s accounting principles. Substantial reductions of the exposure also concern Russia and Hong Kong. (For details see appendix 3.)

Doubtful claims, net, increased because of BfG to SEK 6,946 M (SEK 3,038 M), while the volume of pledges taken over declined to SEK 195 M (SEK 720 M).

- **Growth in the Nordic region**

SEB´s investments in the Nordic Region over the last years are now contributing a substantial part of the total earnings of the Group. For the first nine months of 2000 the entities in the Nordic countries outside Sweden – with more than 1,000 employees - showed a combined result of approximately SEK 800 M.

Sale of Self Trade

In September, the French Internet agent Self Trade and Direkt Anlage Bank in Germany decided to merge. SEB, as the largest owner in Self Trade with 20.4 percent of the share capital, has decided to swap its shares in exchange for about 3.6 per cent of the shares in Direkt Anlage Bank. These holdings are subject to special conditions within a time-limited lock-in clause.

The book value of SEB´s holdings in Self Trade is approximately SEK 210 M. The current value of the shares received in Direkt Anlage Bank amounts to almost SEK 1 billion. This means that SEB today has an unrealised surplus value of approximately SEK 800 M, which is not accounted for.

- **Green light for BOS**

The relevant Polish and Swedish authorities have approved that SEB acquires up to 37 per cent of the shares in the Polish bank Bank Ochrony Srodowiska, BOS.

SEB currently owns 4.4 per cent of the shares in BOS. After the additional acquisitions, SEB will control approximately 32 per cent of the shares and votes in BOS. A presence in Poland is in line with SEB's strategy to grow in Europe through representation in the whole Baltic Sea region.

BOS is a medium-sized bank, active in both the corporate and private segments, with its head office in Warsaw. The bank has a market capitalisation of approximately SEK 2 billion, total assets of SEK 9,6 billion (as per 30 June 2000), 1,700 employees, 700 sales agents and 55 branch offices.

Capital adequacy

As of 30 September 2000, the capital base of the financial group of undertakings (which does not include insurance companies) amounted to SEK 55.1 billion (SEK 46.5 billion at December 31, 1999). Core capital was SEK 36.9 billion (SEK 34.4 billion), of which SEK 1.7 billion constituted so-called core capital contribution. At the same time, risk-weighted assets amounted to SEK 502 billion (SEK 318 billion at December 31, 1999). The capital ratio was thus 10.97 per cent (14.62 per cent as per December 31, 1999) and the core capital ratio 7.36 per cent (10.80 per cent).

In the first quarter of 2000 – after including BfG – risk-weighted assets rose to SEK 510 billion. Since then, the reduction in risk-weighted assets amounts to SEK 8 billion, mainly related to capital efficiency measures in Nordic Banking and BfG.

Events after the reporting period

At the end of October, Standard & Poor´s revised its outlook for SEB from negative to stable. The revision was explained by SEB´s strong earnings growth in its core markets, the anticipation of stable earnings in the short and medium term and the continued restructuring of SEB´s German operations.

In October, SEB sold a property in Paris with a capital gain of SEK 85 M, which will be included in the result for the fourth quarter of 2000.

Stockholm, 27 October, 2000
Lars H Thunell
President and Group Chief Executive

The report for the full year 2000 will be published on 20 February, 2001. SEB Group interim reports are available on the Internet (www.seb.se; www.seb.net).

Additional information is available from:
Gunilla Wikman, Head of Group Communications, +46 8 763 81 25
Lotta Treschow, Head of Investor Relations, +46 8 763 95 59

RESULT BY MAIN GROUP

Nordic Banking– efficiency pays off

All three business areas within Nordic Banking (Retail Distribution, Merchant Banking and SEB Securities Services) showed extremely good results. The total result increased by 44 per cent, to SEK 4,496 M.

Net interest earnings rose by 1 per cent, to SEK 5,411 M, mainly due to increased volumes and margins within both deposits and mortgage lending. Thanks to high activities during the year, total commissions rose by 37 per cent, to SEK 2,842 M.

The number of employees decreased as a result of improved efficiency and restructuring measures. Fewer employees in combination with increased cost control had a positive effect on the income/cost ratio, which improved from 1.55 to 1.88. IT costs and bonus payments rose due to higher transaction volumes and good result. The objective of keeping the costs at the same level as in 1999 is still valid.

SEB´s market share of total household deposits in Sweden increased to 14.1 per cent (13.7 per cent), while the share of corporate deposits rose to 27.1 per cent (25.8 per cent). The Group´s share of lending decreased both with respect to households, 10.0 per cent (10.8 per cent) and companies, 20.4 per cent (22.5 per cent).

Retail distribution - efficient adaptation to e-banking demands

The total result of Retail Distribution increased by 69 per cent, to SEK 1,954 M. Contributing factors to income growth were the positive development of both net interest earnings (+17 per cent) and commissions (+45 per cent). Noteworthy is a strong customer activity even in summer. The number of settled deals was decidedly higher than last summer – although not as high as during the first months of 2000.

As a result of continued efficiency measures, total costs have remained almost unchanged, SEK 3,001 M, in spite of the strong increase in business volumes.

Both in terms of numbers and importance, growth companies represent an increasing customer segment of SEB. These companies have similar needs for financial advice and services – irrespective of industry – although their demands are different from those of the rest of SEB´s corporate customers. During autumn, SEB has opened three new dedicated "growth centres" in Stockholm (at Kista), Göteborg and Lund.

So far this year, the number of new e-banking customers within Retail Distribution amounts to 100,000. In the third quarter, the payment transactions via Internet accounted for 54 per cent of all payments.

Earlier this year, it was decided that 50 branch offices should be closed as a consequence of the growing use of e-banking services. All of these branch offices are now closed, a process that has largely gone according to plan.

Merchant Banking – best third quarter to date

The stable growth in customer-related income continued: SEK 3,591 M compared with SEK 3,167 M for the corresponding period in 1999. The third quarter 2000 was the strongest third quarter since Merchant Banking was formed. Total income for January-September rose by 16 per cent, to SEK 4,219 M, although the figures for the corresponding period last year included substantial income in connection with the introduction of the euro. Total result improved by 23 per cent, to SEK 2,043 M, despite last year's recoveries of SEK 308 M due to write-backs of primarily Russian provisions. Excluding recoveries/lending losses, the underlying total result increased by 49 per cent.

The increase in customer-related income was due to successful efforts in a number of growth areas. One area is the European debt capital market, where Merchant Banking is ranked as the third largest Eurobank for Nordic Clients (Euromoney database), well ahead of the Nordic competitors. Other areas of great achievement are structured finance and growing customer segments like financial institutions. Securities Finance was ranked as the number three Prime Broker, i.e. cash lending and stock lending, in Europe in a survey by EuroHedge. Merchant Banking is the dominant player on the trading and debt capital market in the Nordic region, as illustrated by the following rankings: No.1 Swedish FX bank in terms of market shares as well as quality (Greenwich Associates' market survey, 2000); No.1 Nordic government bond trading bank (Euromoney, May 2000); No.1 Nordic bank in the Swedish credit markets (Prospera's market survey, September 2000.)

The development of Internet-based customer services has top priority. During the third quarter, Securities Lending was launched within Trading Station, ranked as the world's second best Internet solution for FX dealing in Euromoney's annual survey. New, superior Internet-based services will soon be offered to our customers, such as Prime Brokerage, new Fixed Income functionality, new FX and Futures functionality and enhanced cash-management services, e.g. a global Balance Reporting function. September was a record month for the FX module in Trading Station. In Stockholm, 50 per cent of all customer deals were executed in Trading Station and more than USD 1 billion was turned over globally.

SEB Företagsinvest, the venture capital arm of Merchant Banking with SEK 360 M invested in 24 companies, has made a number of profitable exits during the year. The portfolio continued to develop well and the deal flow is strong.

Costs decreased by 3 per cent, to SEK 2,194 M, mainly following a number of ongoing efficiency programmes in the international network, which have been made possible through new Internet technology and joint venture agreements with international banks. Efficiency measures in mature as well as non-core business segments and industries have also contributed to the improvement. All programmes are on track and will be fully implemented by year-end.

Allocated capital has been reduced by 8 per cent, due to the closure of the Proprietary Trading unit, decreased exposure in emerging markets, reduced corporate loan portfolio and lower market risks. Merchant Banking's daily average Value-at-Risk was down 50 per cent, to SEK 46 M, compared with SEK 92 M in 1999.

SEB Securities Services - top rated custodian

The result for SEB's custody service unit increased by 60 per cent, to SEK 510 M as a consequence of rising volumes in combination with an unchanged cost level.

Assets under custody rose by 34 per cent, to SEK 2,367 billion and the number of transactions increased by 70 per cent, to 2,539,000.

The market shares of the various segments remained stable, ranging between 30 and 75 per cent. The market share of the number of transactions in the cross-border inbound segment in Sweden was 90 per cent.

SEB Securities Services was top rated in Sweden by the Global Custodian Magazine. Client scores were up significantly, compared with 1999. GSCS Benchmarks magazine also rated SEB as the No. 1 provider in the Swedish market.

Asset Management & Life – profitable growth

The total result of Asset management & Life – i.e. SEB Invest & Funds, Private Banking and SEB Trygg Liv - rose by 61 per cent, to SEK 2,065 M.

Income, including changes in surplus value in life insurance operations, increased by 37 per cent to SEK 4,662 M, mainly following the growth in stock markets during the first months of the year and strong sales of new life insurance policies.

Costs increased by 22 per cent, to SEK 2,587 M, mainly due to the expansion in the Nordic Region, increased staff costs and costs related to enhanced sales. The average number of employees was 2,044, an increase of 17 per cent compared with the first nine months of 1999.

The income/cost ratio improved to 1.80 (1.61).

On 30 September 2000, SEB´s total assets under management amounted to SEK 942 billion, of which SEK 830 billion (SEK 608 billion) in Asset Management & Life. Of this, portfolio management accounted for SEK 362 billion (SEK 233 billion), traditional life insurance for SEK 248 billion (SEK 221 billion), mutual funds for SEK 153 billion (SEK 110 billion), and unit-linked insurance for SEK 67 billion (SEK 44 billion). Assets under management have increased by 18 per cent since year-end 1999. SEK 112 billion are managed by BfG.

During the summer it was decided that SEB will begin to sell so called third party funds from a number of external fund managers.

SEB Invest & Funds and Private Banking – new customers coming in

The combined result of SEB Invest & Funds and Private Banking (Asset Management) rose by 87 per cent, to SEK 1,399 M.

The improvement was primarily attributable to the upturn in the stock market in the first months of the year and the strong increase in the result of the Finnish subsidiary Ane Gyllenberg. The new entities in Norway and Denmark also contributed to the increase. Private Banking, which consists of SEB Enskilda Banken and International Private Banking, attracted approximately 3,600 new customers in the first nine months of the year.

Total income increased by 49 per cent, to SEK 2,950 M. Costs rose by a total of 25 per cent to SEK 1,548 M, due to rising transaction costs, higher volumes, new ventures in Denmark and increased result-related payments.

SEB's share of new sales of mutual funds in Sweden was 13.6 per cent (13.3 per cent). The Group´s market share of new sales in Norway was 6.5 per cent. SEB Private Bank in Geneva was opened during the summer, in line with SEB´s objective to grow in the asset management field in Europe. SEB has also international private banks in London and Luxembourg.

SEB Trygg Liv – strong new sales

SEB Trygg Liv reported a 46 per cent growth in sales during the period. The market for single-premium endowment assurance as well as for unit-linked insurance remained strong. Sales increased by 46 per cent to SEK 9,429 M (6,437 M) and premium income (premiums paid) rose by 31 per cent, to SEK 13,668 M (10,424 M). The total result, which includes the change in surplus values, increased by 24 per cent, to SEK 666 M (539 M). In total, assets under management increased by 21 per cent, to SEK 253 billion (209 billion) over the last twelve months. Unit-linked insurance was up 52 per cent. (See further appendix 1.)

BfG – almost doubled number of e-banking customers

The subsidiary BfG Bank in Germany, which will change name to SEB early next year, reported a total result of SEK 753 M, including SEK 119 M in one-off items in the first quarter. (For a comparison with January-September 1999 in euro see appendix 2)

The German insurance and savings market will fundamentally change in the next few years. From 2001 the German government will support private pension schemes. As a result almost every employed German will invest between 0,5 per cent (2001) and 4 per cent (2008) of his/her income in new products. Both distribution and services will undergo changes and a general conclusion is that banks will gain significant market shares. For SEB in Germany this will be a business area of significant importance in the future.

BfG continued its strong focus on e-banking and asset management. Since SEB acquired BfG in January 2000, the number of e-banking customers has almost doubled, to 120,000. In October BfG launched its new brokerage channel SEBdirect, www.sebdirekt.de, based on SEB's pan-European Internet model. It is expected that this will help BfG to well exceed the e-banking target of 130,000 customers by year-end.

The strong net inflow in BfG Invest funds continued during the third quarter totalling EUR 428 M (SEK 3.6 billion). Institutional funds had a net outflow of EUR 930 M (SEK 7.8 billion), due to a payback related to the former ownership of BfG, in the third quarter. BfG Immoinvest had net inflows of EUR 54 M (SEK 450 M).

In total, the BfG Group had approximately the equivalent of SEK 112 billion in assets under management on 30 September 2000.

During 2000, BfG has divested three subsidiaries involved in leasing, real-estate and management consulting and started the closure of its subsidiary bank Deutsche Handelsbank in Berlin.

The restructuring programme was negotiated with the Workers Council during the second and third quarter, and execution is now well under way. The programme aims at increasing BfG´s focus on e-banking, investment advice and asset management and at lowering costs, mainly through staff reduction. The total staff cut comprises 800 employees, including 240 in connection with sales and closures of subsidiaries. At present, 240 termination contracts have already been signed and 107 employees have left BfG as a result of sales of subsidiaries.

Since year-end 1999, the number of employees has been reduced by 300. Simultaneously, risk-weighted assets have been reduced by EUR 2,600 M (SEK 19 billion) to EUR 20,758 M. Risk-weighted assets will continue to be reduced.

The annual cost reduction target has been set at EUR 100 M (SEK 840 M) compared with the earlier target of EUR 80-100 M. The objective of a 15 per cent return is expected to be achieved in 2004, one year ahead of plan. Half of the improvement will come from cost cutting, half from new income from affluent customers, e-banking and asset management.

Other activities

This group includes Enskilda Securites, SEB Kort and the Baltic business area. The latter comprises two consolidated banks, Eesti Ühispank and Latvijas Unibanka, and one associated bank, Vilniaus Bankas (41 per cent as of 30 September).

Enskilda Securities – strengthened position in the Nordic region

The stock market turnover continued to be on a high level during the third quarter. The turnover on the OM Stockholm Exchange rose by 93 per cent during the first nine months compared with the corresponding period last year. The number of Initial Public Offerings (IPO's) was lower than during the two first quarters this year.

Enskilda Securities has continued to strengthen its position in the Nordic stock markets during 2000 and is now the largest player on the stock exchanges in Stockholm and Oslo. At the same time the company has gained market shares on the exchanges in Helsinki and Copenhagen. Enskilda Securities' equity trading turnover was the highest ever in the third quarter and increased by 123 per cent compared with the corresponding period in 1999.

Enskilda Securities' total income was SEK 2,802 M, an increase of 86 per cent (55 per cent excluding Orkla Enskilda Securities). During the third quarter it was especially secondary commission from the equity trading and fees from mergers & acquisitions that were strong. In line with the overall market trend, half of the secondary commission came from trading in IT and telecom shares. This is double last year's commission from these sectors.

Total costs amounted to SEK 1,860 M, an increase of 66 per cent including Orkla Enskilda Securities (35 per cent if this acquisition is excluded). Apart from the acquisitions, the cost

increase is an effect of an increased provision for bonus payments to employees due to the favourable trend in results, new recruitment and high volume growth. The underlying cost increase was 10 per cent.

The operating result for the first three quarters was SEK 955 M, or 147 per cent up on last year. Excluding Orkla Enskilda Securities the result has improved by 116 per cent.

SEB Kort - increased usage of cards

The total result rose by 16 per cent, to SEK 325 M, following a combination of higher income and somewhat lower costs. Operating income increased by 5 per cent, to SEK 998 M, mainly due to the favourable economic climate and increased usage of cards as means of payment. Operating costs were SEK 624 M, down 1 per cent from last year, in which SEB Kort made heavy investments in building and completing the first module of a new card ledger.

Credit losses were 29 per cent higher than last year, in part due to increased fraud.

The acquiring business within SEB Kort in Sweden (Euroline) launched a new service called Multicurrency. With this new service, hotels, shops etc can charge their customers in different currencies and also be reimbursed for card transactions in the currency they prefer. Earlier, all transactions were in SEK.

SEB Kort in Norway acquired a licence to issue VISA debit cards. A Basic VISA debit card will be issued through SEB e-bank in Norway (www.seb.no). The target is to acquire 50,000-100,000 customers within five years. Later on, also Master Card and Diners Club products will be offered through www.seb.no.

Of all Master Card cards issued in Denmark so far this year, 32 per cent emanated from SEB Kort. In view of the fact that SEB Kort does not have a large branch network like other Danish issuers this market share is remarkable. The growth in number of cards, now exceeding 40,000, is mainly due to the new co-brand with Statoil and Globe Card.

The Baltic Region – towards total consolidation

The result for the first nine months amounted to SEK 183 M – with Eesti Ühispank and Latvijas Unibanka fully consolidated and a 41 per cent holding in Vilniaus Bankas on 30 September 2000. During the comparable period last year, the three part owned banks in the Baltic Region contributed SEK 93 M.

In the third quarter SEB made offers to acquire all the outstanding shares at a price of EEK 38 per share in Eesti Ühispank, LVL 1.90 per share in Latvijas Unibanka and LTL 40 per share in Vilniaus Bankas.

After the offering period SEB´s holding in Eesti Ühispank is 95 per cent. The offering periods in Latvijas Unibanka and Vilniaus Bankas are running until 13 and 17 November, respectively. SEB´s holding in these banks exceeded 50 per cent when the offering period started. SEB has increased its offer for Latvijas Unibanka to LVL 2.05 per share and its offer to Vilniaus Bankas to LTL 50 per share.

All three Baltic banks have aggressive electronic banking strategies. Eesti Ühispank reported a steady growth of Internet customers, now numbering 60,500. Latvijas Unibanka´s Internet service, launched in January 2000, has now more than 19,000 users. In Vilniaus Bankas, where Internet banking was introduced in September, the 3,000 customer target by year-end has already proved too low.

The Baltic banks continued to show substantial volume growth in lending and deposits.

SEB e-banking – rolling out in Europe

At present, SEB conducts e-banking activities in the following six countries: Sweden, Germany, Denmark, Estonia, Latvia and Lithuania. E-banking launches according to SEB's pan-European

model are also being planned for Norway and the UK. On 30 September 2000, the total number of e-banking customers was 689,000 (289,000).

The majority of the new e-banking customers come from countries other than Sweden. However, the influx of customers in Sweden is still high. During the period January-September, the number of e-banking customers increased by 126,000, to 484,000, which corresponds to a customer base penetration of 29 per cent.

So far this year, SEB has invested SEK 482 M in e-banking development.

On 30 September, 110,000 of the Swedish e-banking customers had brokerage accounts. Compared with last year equity trading via Internet has more than trebled.

The functionality and design of the Swedish e-bank has been further improved during the year. On the private side, particularly the securities trading offering and financial information have been refined. It has been made possible to open and close accounts online and e-banking customers can now cancel traditional balance and transaction reports in paper form, which has met with great appreciation. On the corporate side, factoring, salary payments and domestic payments in euro have been introduced.

www.seb.se, ranked as the best Swedish financial site by the magazine InternetWorld, has changed design in an attempt to become a financial media channel rather than a product catalogue. In September, the number of visitors at www.seb.se was 3.1 million.

In Germany, BfG undergoes rapid transformation. This year the number of e-banking customers has increased by 58,000, to 120,000. At the end of October an electronic brokerage service was launched on the German market under the trademark SEBdirect. The objective is to capture a significant share of the growing market for brokerage services by addressing customers who are not yet using BfG as their bank.

In the UK the supervisory authorities have given green light to SEB for the launching of a combined e-bank and e-broker, which will be introduced during the fourth quarter.

In Denmark, SEB has successfully transformed the former Codan Bank into a modern e-bank. The launching of SEB's pan-European e-banking model in April attracted a great deal of attention in the media. Today, SEB has 5,000 Danish e-banking customers.

In Norway the open pages www.seb.no were introduced in September and the start of SEB's e-bank is planned for the first quarter of 2001. By 'reusing' the pan-European model, costs can be halved compared with the introduction in Denmark. Like in other European countries the target group consists of financially active and affluent customers.

On the corporate side SEB focuses on a synchronisation and further development of its e-banking services by co-ordinating old mainframe computer-based solutions for large corporate clients with the Internet Office for companies. Through a corporate portal on www.seb.se the corporate customers will be offered relevant financial information, while at the same time getting access to SEB's electronic supply of services, including Trading Station and Trade Finance.

The newly formed SEB e-invest has investments of more than SEK 600 M in book value in seven companies. The largest investments refer to Self Trade/Direkt Anlage Bank (SEK 210 M) and b-business partners (SEK 296 M). The investments in OM Group and Direkt Anlage Bank have current surplus values of approximately SEK 800 M each.

SEB Group

Operational Profit & Loss Accounts

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Net interest earnings	8,718	5,089	71	6,858
Net commission income	10,339	5,755	80	8,317
Net result of financial transactions	2,258	1,169	93	2,034
Other operating income	3,046	1,810	68	2,327
Change in surplus value in life insurance operations	606	646	-6	1,502
Total income	**24,967**	**14,469**	**73**	**21,038**
Staff costs	-9,370	-5,820	61	-8,419
Pension compensation	716	421	70	873
Other operating costs	-5,904	-4,165	42	-5,743
Depreciations	-1,255	-843	49	-1,175
Total costs	**-15,813**	**-10,407**	**52**	**-14,464**
Lending losses etc	-778	231		289
Net result from associated companies	75	83	-10	116
Result from non-life insurance operations	169	486	-65	518
Total result	**8,620**	**4,862**	**77**	**7,497**
Taxes	-2,243	-1,096	105	-1,355
Taxes on change in surplus values	-170	-181	-6	-421
Minority interests	-209	-24		-56
Total result after tax	**5,998**	**3,561**	**68**	**5,665**

As of the first quarter of 2000, SEB is following the Swedish Financial Supervisory Authority's guidelines and recommendations that will become effective in 2001. Consequently, SEB presents a profit and loss account in which results from the banking and insurance operations are reported separately. In addition, SEB is presenting an operational profit and loss account.

Key figures for the SEB Group

	January-September 2000	January-September 1999	Full year 1999
Return on equity, %	19.1	13.3	14.6
Return incl. change in surplus values, %	19.4	14.7	17.2
Return on equity, 12 months moving average, %	18.2	15.1	14.6
Return on equity, incl. change in surplus values, 12 months moving average, %	19.6	16.6	17.2
Earnings per share, SEK	7.89	4.71	6.96
Total result after tax per share, SEK	8.51	5.41	8.60
Income/cost ratio, SEB Group	1.58	1.39	1.45
Income/cost ratio, banking operations	1.49	1.30	1.30
Cost/income ratio, SEB Group	0.63	0.72	0.69
Cost/income ratio, banking operations	0.67	0.77	0.77
Lending loss level, %	0.15	-0.09	-0.09
Provision ratio for doubtful claims, %	53.2	56.6	59.6
Level of doubtful claims, %	1.20	0.88	0.82
Total capital ratio, %	10.97	11.84	14.62
Core capital ratio, %	7.36	9.02	10.80

SEB Group's quarterly performance

Operational Profit & Loss Accounts

SEK M	2000:3	2000:2	2000:1	1999:4	1999:3
Net interest earnings	2,849	2,986	2,883	1,769	1,735
Net commission income	3,400	3,237	3,702	2,562	1,940
Net result of financial transactions	786	572	900	865	100
Other operating income	394	1,367	1,285	517	310
Change in surplus values in life insurance operations	179	-46	473	856	210
Total income	**7,608**	**8,116**	**9,243**	**6,569**	**4,295**
Staff costs	-3,072	-3,087	-3,211	-2,599	-1,956
Pension compensation	226	319	171	452	141
Other costs	-1,891	-2,095	-1,918	-1,578	-1,478
Depreciation	- 409	-419	-427	-332	-288
Total costs	**-5,146**	**-5,282**	**-5,385**	**-4,057**	**-3,581**
Lending losses etc	-247	-250	-281	58	13
Net result from associated companies	23	22	30	33	29
Result from non-life insurance operations	36	81	52	32	633
Total result	**2,274**	**2,687**	**3,659**	**2,635**	**1,389**
Taxes	-719	- 886	-638	-259	-364
Taxes on change in surplus values	-50	12	-132	-240	-59
Minority interests	-64	-21	-124	-32	-19
Total result after tax	**1,441**	**1,792**	**2,765**	**2,104**	**947**

Profit & Loss Accounts by main group

January-September 2000, SEK M	Nordic Banking	Asset Management & Life	BfG	Other Activities	Joint Group Activities & Eliminations	SEB Group
Net interest earnings	5,411	328	3,324	349	-694	8,718
Net commission income	2,842	3,033	1,415	3,316	-267	10,339
Net result of financial transactions	1,207	67	292	620	72	2,258
Other income	527	628	289	232	1,370	3,046
Change in surplus values in life insurance operations		606				606
Total income	**9,987**	**4,662**	**5,320**	**4,517**	**481**	**24,967**
Staff costs	-3,102	-1,286	-2,155	-1,899	-928	-9,370
Pension compensation	415	81		31	189	716
Other costs	-2,523	-1,305	-1,565	-913	402	-5,904
Depreciation	-100	-77	-266	-221	-591	-1,255
Total costs	**-5,310**	**-2,587**	**-3,986**	**-3,002**	**-928**	**-15,813**
Lending losses etc	-181	-3	-587	-101	94	-778
Net result from associated companies		-7	6	49	27	75
Result from non-life insurance operations					169	169
Total result	**4,496**	**2,065**	**753**	**1,463**	**-157**	**8,620**

Nordic Banking

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Net interest earnings	5,411	5,344	1	7,063
Net commission income	2,842	2,074	37	2,958
Net result of financial transactions	1,207	550	119	1,049
Other operating income	527	301	75	290
Total income	**9,987**	**8,269**	**21**	**11,360**
Staff costs	-3,102	-2,941	5	-3,928
Pension compensation	415	222	87	459
Other operating costs	-2,523	-2,501	1	-3,368
Depreciations	-100	-108	-7	-135
Total costs	**-5,310**	**-5,328**	**0**	**-6,972**
Lending losses etc	-181	187	-197	255
Total result	**4,496**	**3,128**	**44**	**4,643**
Allocated capital	17,921	18,287		17,587
Return on allocated capital, 12 months average, %	24.1	16.9		19.0

Retail Distribution

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Income	5,154	4,174	23	5,787
Costs	-3,001	-2,900	3	-3,901
Lending losses etc	-199	-121	64	-186
Total result	**1,954**	**1,153**	**69**	**1,700**

Merchant Banking

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Income	4,219	3,626	16	5,074
Costs	-2,194	-2,268	-3	-3,045
Recoveries	18	308	-94	441
Total result	**2,043**	**1,666**	**23**	**2,470**

SEB Securities Services

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Income	776	584	33	822
Costs	-266	-266		-336
Total result	**510**	**318**	**60**	**486**

Asset Management & Life

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Net interest earnings	328	216	52	314
Net commission income	3,033	1,966	54	3,054
Net result of financial transactions	67	51	31	82
Other operating income	628	520	21	718
Change in surplus value in life insurance operations	606	646	-6	1,502
Total income	**4,662**	**3,399**	**37**	**5,670**
Staff costs	-1,286	-1,016	27	-1,546
Pension compensation	81	42	93	88
Other operating costs	-1,305	-1,073	22	-1,519
Depreciations	-77	-67	15	-92
Total costs	**-2,587**	**-2,114**	**22**	**-3,069**
Lending losses	-3	1		-1
Net result from associated companies	-7			-7
Total result	**2,065**	**1,286**	**61**	**2,593**
Allocated capital [1]	8,000	7,000		7,000
Return on allocated capital, 12 months average, %	30.3	19.4		26.7

1) incl allocated goodwill

Asset Management (SEB Invest & Fonder and Private Banking)

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Income	2,950	1,984	49	3,041
Costs	-1,548	-1,238	25	-1,828
Lending losses	-3	1		-1
Total result	**1,399**	**747**	**87**	**1,212**

SEB Trygg Liv

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Income [2]	1,771	1,456	22	2,688
Costs	-1,098	-917	20	-1,300
Net result from associated companies	-7			-7
Total result	**666**	**539**	**24**	**1 381**

2) incl change in surplus values

BfG

SEK M	January-September 2000
Net interest earnings	3,324
Net commission income	1,415
Net result of financial transactions	292
Other operating income	289
Total income	**5,320**
Staff costs	-2,155
Other operating costs	-1,565
Depreciations	-266
Total costs	**-3,986**
Lending losses	-587
Net result from associated companies	6
Total result	**753**
Allocated capital	14,000
Return on allocated capital, 12 months average, %	5.2

Other activities

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Net interest earnings	349	129	171	284
Net commission income	3,316	1,933	72	2,852
Net result of financial transactions	620	316	96	571
Other operating income	232	185	25	289
Total income	**4,517**	**2,563**	**76**	**3,996**
Staff costs	-1,899	-1,099	73	-1,695
Pension compensation	31	16	94	34
Other operating costs	-913	-678	35	-1,067
Depreciations	-221	-67		-131
Total costs	**-3,002**	**-1,828**	**64**	**-2,859**
Lending losses	-101	-55	84	-100
Net result from associated companies	49	80	-39	110
Total result	**1,463**	**760**	**93**	**1,147**
Allocated capital	3,179	1,943		1,943
Return on allocated capital, 12 months average, %	41.9	34.1		42.5

Enskilda Securities

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Income	2,802	1,506	86	2,279
Costs	-1,860	-1,120	66	-1,694
Recoveries	13			7
Total result	**955**	**386**	**147**	**592**

SEB Kort

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Income	998	952	5	1,329
Costs	-624	-633	-1	-888
Lending losses	-49	-38	29	-56
Total result	**325**	**281**	**16**	**385**

Baltic Region

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Income	717	105		388
Costs	-518	-75		-277
Lending losses	-65	-17		-51
Net result from associated companies	49	80	-39	110
Total result	**183**	**93**	**97**	**170**

Balance sheet of the SEB Group (abbreviated)

SEK M	30 September 2000	30 September 1999	31 December 1999
Lending to credit institutions	181,695	80,719	103,521
Lending to the general public	573,804	340,023	342,907
Interest-bearing securities	130,650	83,921	93,769
- Financial fixed assets	*5,714*	*3,768*	*3,396*
- Financial current assets	*124,936*	*80,153*	*90,373*
Shares and participations	11,083	5,059	9,303
Assets in insurance operations	77,451	55,999	66,111
Other assets	133,681	95,681	94,644
Total assets	**1,108,364**	**661,402**	**710,255**
Liabilities to credit institutions	196,085	111,773	117,774
Deposits and funding from the general public	409,978	202,893	229,534
Securities issued, etc.	203,038	124,835	122,143
Liabilities in insurance operations	74,069	51,171	63,271
Other liabilities and provisions	152,255	114,233	118,645
Subordinated liabilities	32,771	25,025	25,882
Shareholders' equity	40,168	31,472	33,006
Total liabilities and shareholders' equity	**1,108,364**	**661,402**	**710,255**

Problem loans and assets taken over for the protection of claims

SEK M	30 September 2000	30 September 1999	31 December 1999
Doubtful claims	14,842	7,000	6,988
Provision for possible lending losses	-7,896	-3,962	-4,164
Doubtful claims, net	**6,946**	**3,038**	**2,824**
Claims subject to interest reduction	557	1,232	352
Total volume of problem loans	**7,503**	**4,270**	**3,176**
Level of doubtful claims	**1.20**	**0.89**	**0.82**
(Doubtful claims (net) in relation to lending and leasing (net) at end of period, per cent)			
Provision ratio for doubtful claims	**53.2**	**56.6**	**59.6**
(Reserve for possible lending losses in relation to doubtful claims (gross), per cent)			
Pledges taken over			
Buildings and land	84	85	82
Shares and participations	111	635	544
Total volume of pledges taken over	**195**	**720**	**626**

The soft loans of the Group are included among claims subject to interest reduction.

The shortfall in income due to interest deferments was SEK 6 M (SEK 30 M), while unpaid interest on non-performing loans amounted to SEK 211 M (SEK 168 M).

On 30 September 2000, the Group had SEK 230 M (SEK 276 M) in non-performing loans in Sweden on which interest income was reported. These loans are not included among the problem loans, since the corresponding collateral covers both interest and principal.

Derivatives contracts

30 September 2000	Contracts on the asset side		Contracts on the liability side	
SEK M	Book value	Market value	Book value	Market value
Interest-related	16,447	16,447	17,152	17,152
Currency-related	49,130	50,658	42,135	45,024
Equity-related	2,361	2,361	1,916	1,916
Other	5	5	4	4
Total	**67,943**	**69,471**	**61,207**	**64,096**

On 30 September 2000 the notional value of the Group's derivatives contracts amounted to SEK 4,006 billion (SEK 3,999 billion on 30 September 1999).

The book value of derivatives instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations which is the object of hedge accounting.

Cash flow analysis

SEK M	January-September 2000	January-September 1999	Full year 1999
Cash flow, current operations	11,165	4,690	4,711
Changes in assets, current operations	-11,748	-4,505	-35,495
Changes in liabilities, current operations	15,571	-2,345	37,385
Cash flow, current operations	**14,988**	**-2,160**	**6,601**
Cash flow, investment activities	**-241**	**9,381**	**8,161**
Cash flow, financing activities	**-15,293**	**-8,893**	**-10,326**
Cash flow	**-546**	**-1,672**	**4,436**
Liquid funds at beginning of year	9,074	4,638	4,638
Cash flow	-546	-1,672	4,436
Liquid fund at end of year	**8,528**	**2,966**	**9,074**

The acquisition of BfG Bank increased the liquid fund by SEK 3,165 M. In addition, adjustment has been made for BfG's balance sheet items.

The SEB Group Profit and Loss Accounts

Statutory Profit & Loss Accounts

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Income				
Interest receivable	*38,052*	*19,451*	*96*	*26,124*
Interest payable	*-29,383*	*-14,379*	*104*	*-19,299*
Net interest earnings	8,669	5,072	71	6,825
Dividends received *)	864	205		211
Commission receivable	*11,055*	*6,434*	*72*	*9,283*
Commission payable	*-999*	*-845*	*18*	*-1,208*
Net commission income [1)]	10,056	5,589	80	8,075
Net result of financial transactions [2)]	2,256	1,168	93	2,025
Other operating income	1,799	1,239	45	1,662
Income from banking operations	**23,644**	**13,273**	**78**	**18,798**
Costs				
Staff costs	-8,992	-5,517	63	-7,969
Other administrative costs	-4,125	-2,852	45	-3,913
Depreciation and write-downs of tangible and intangible fixed assets	-1,211	-801	51	-1,120
Other operating costs	-1,532	-1,008	52	-1,487
Costs from banking operations	**-15,860**	**-10,178**	**56**	**-14,489**
Result from banking operations before lending losses	**7,784**	**3,095**	**152**	**4,309**
Lending losses and provisions, net [3)]	-797	172		207
Change in value of assets taken over	43	62	-31	111
Write-down of financial fixed assets	-24	-3		-29
Net result from associated companies	82	83	-1	116
Operating result from banking operations	**7,088**	**3,409**	**108**	**4,714**
Result from insurance operations [4)]	210	386	-46	408
Operating result	**7,298**	**3,795**	**92**	**5,122**
Pension compensation	716	421	70	873
Taxes	-2,243	-1,096	105	-1,355
Minority interests	-209	-24		-56
Result for the period	**5,562**	**3,096**	**80**	**4,584**

*) Including an extra dividend of SEK 440 M from Svensk Exportkredit and SEK 134 M from equity holdings within Merchant Banking.

1) Net commission income				
Payment commissions	1,512	1,356	12	1,863
Securities commissions	6,676	3,484	92	5,066
Other commissions	1,868	749	149	1,146
Total	**10,056**	**5,589**	**80**	**8,075**

2) Net result of financial transactions

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Shares/participations	125	564	-78	963
Interest-bearing securities	230	-168		-276
Other financial instruments	955	614	56	819
Realised result	**1,310**	**1,010**	**30**	**1,506**
Shares/participations	-389	-74		291
Interest-bearing securities	93	56	66	142
Other financial instruments	353	-665	-153	-1,039
Unrealised value changes	**57**	**-683**	**-108**	**-606**
Exchange rate fluctuations	918	847	8	1,130
Redemption of bonds, SEB BoLån	-29	-6		-5
Total	**2,256**	**1,168**	**93**	**2,025**

3) Lending losses and provisions, net

A. Individually appraised receivables:				
Reported write-down, incurred losses	-1,514	-283		-448
Reversal of previous provisions for possible losses, reported as incurred losses in current period's accounts	918	226		339
Reported provision for possible losses	-1,026	-496	107	-854
Recovered from losses incurred in previous years	231	95	143	200
Reversal of previous provisions for possible losses	347	298	16	483
Reported net cost for individually appraised receivables	**-1,044**	**-160**		**-280**
B. Receivables appraised by category:				
Reported write-down, incurred losses	-66	-60	10	-86
Reported provision for possible losses	-10	-23	-57	-31
Recovered from losses incurred in previous years	28	26	8	35
Withdrawal from reserve for lending losses		23	-100	31
Reported net cost for receivables appraised by category	**-48**	**-34**	**41**	**-51**
C. Allocation to/withdrawal from reserve for political risks abroad	**294**	**320**	**-8**	**440**
D. Contingent liabilities	**1**	**46**	**-98**	**98**
Total	**-797**	**172**		**207**

4) Result insurance operations

Non-life operations	169	486	-65	518
Life operations	41	-100	-141	-110
Total income	**210**	**386**	**-46**	**408**

EB Group Bridge between Statutory and Operational accounts

tatutory Profit & Loss Accounts / Operational Profit & Loss Accounts

EK M	January-September 2000	SEB Trygg Liv	Internal transactions bank-insurance	Reclassifi-cation	January-September 2000	SEK M
et interest earnings	8 669	49			8 718	Net interest earnings
ividends received	864			-864		
et commission income	10 056		283		10 339	Net commission income
et result of financial transactions	2 256	2			2 258	Net result of financial transactions
ther operating income	1 799	1 069	-686	864	3 046	Other operating income
				606	606	Change in surplus value in life insurance operations
come from banking operations	**23 644**	**1 120**	**-403**	**606**	**24 967**	**Total income**
aff costs	-8 992	-384	6		-9 370	Staff costs
				716	716	Pension compensation
ther administrative costs	-4 125	-461		4 586		
epreciation and write-downs of tangible and intangible fixed assets	-1 211	-44			-1 255	Depreciations
ther operating costs	-1 532	-183	397	-4 586	-5 904	Other operating costs
osts from banking operations	**-15 860**	**-1 072**	**403**	**716**	**-15 813**	**Total costs**
esult from banking operations before lending losses	**7 784**					
ending losses and provisions, net	-797			19	-778	Lending losses etc
hange in value of assets taken over	43			-43		
/rite-down of financial fixed assets	-24			24		
et result from associated companies	82	-7			75	Net result from associated companies
perating result from banking operations	**7 088**					
esult from insurance operations	210	-41			169	Result from non-life insurance operations
perating result	**7 298**	**0**	**0**	**1 322**	**8 620**	**Total result**
ension compensation	716			-716		
ıxes	-2 243				-2 243	Taxes
				-170	-170	Taxes on change in surplus values
inority interests	-209				-209	Minority interests
esult for the period	**5 562**	**0**	**0**	**436**	**5 998**	**Total result after tax**

Appendix 1

SEB Trygg Liv

SEB Trygg Liv focuses on the sale and administration of unit-linked insurance products and their equivalent for account of the traditional mutual life insurance business. From an accounting point of view, its business is separate from traditional banking activities. SEB Trygg Liv's accounts are presented in this Appendix according to generally accepted accounting standards within the insurance business.

SEB Trygg Liv reported a sales growth of 46 percent during the nine month period. The market for single-premium endowment assurance remains strong. Most sales, 91 per cent (84 per cent) pertain to unit-linked insurance, of which 12 per cent (2 per cent) is attributable to sales through the subsidiary SEB Trygg Life (Ireland), primarily the investment product Life Assurance Portfolio Bond for the Swedish market.

Current year growth for the insurance-related unit fund portfolio is somewhat lower than the assumptions used when valuing the insurance portfolio.

Sales, i.e. new premiums and extra payments under existing insurance contracts, increased by SEK 2,992 M, or 46 per cent, to SEK 9,429 M (SEK 6,437 M). The share of insurance contracts with current premiums was 17.2 per cent (17.2 per cent), including foreign sales. Premium income (premiums paid) rose 31 per cent to SEK 13,668 M (SEK 10,424 M). In total, assets under management increased by SEK 44 billion or 21 per cent to SEK 253 billion (SEK 209 billion) during the twelve-month period. The increase for unit-linked insurance was 52 per cent.

Revenues increased by 44 per cent as a result of a higher premium volume and growth in assets under management within unit-linked insurance during the period. Operating costs and other costs increased by SEK 226 M or 18 per cent, of which the main part is attributable to increased sales.

The operating results improved to a profit of SEK 60 M (loss: SEK 107 M).

The total result, which includes the change in surplus values, increased by 24 per cent to SEK 666 M (SEK 539 M).

The surplus value in life insurance operations is the present value of expected future profits from signed insurance contracts. The surplus values comprise unit-linked operations as well as commissioning agreements with traditional life insurance companies.

Volumes, SEK M	**Jan-Sept 2000**	**Jan-Sept 1999**
Sales volume		
Traditional life insurance, current share 25 (26) %	804	1,043
Unit-linked insurance, current share 17 (16) %	8,625	5,394
	9,429	**6,437**
Premium income		
Traditional life insurance	3,158	3,432
Unit-linked insurance	10,510	6,992
	13,668	**10,424**
Savings stock	**30 Sept**	**30 Sept**
Traditional life insurance	186,400	165,200
Unit-linked insurance	66,700	44,000
	253,100	**209,200**

Profit and loss account, SEK M	Jan-Sept 2000	Jan-Sept 1999
Commissioning agreements, traditional life insurance	254	233
Unit-linked insurance	800	519
Risk operations and other	111	58
Total income	**1,165**	**810**
Operating expenses	-1,205	-972
Capitalisation of acquisition costs	198	160
Goodwill and other	-98	-105
Total costs	**1,105**	**917**
Operating result	**60**	**-107**
Change in surplus values [1]	606	646
Total result	**666**	**539**
Return on allocated capital, per cent [2]	16.4	15.9
Expense ratio per cent [3]	8.8	9.3

[1] After deduction for change in capitalised acquisition costs
[2] Annual basis. Allocated capital 3,900 respective 3,250
[3] Annual basis. Operating expenses as percentage of premiums earned

Calculation of surplus values and changes in surplus values

Surplus values in life insurance operations are calculated on the basis of assumptions regarding the future development of signed insurance contracts and a risk-adjusted discount rate. The most important assumptions are the following:

Discount rate	11 %
Return on capital, nominal assets	4 %
Return on capital, real assets	8 %
Cancellations of contracts	5 %
Cancellations of current premiums	5 %
Administrative expenses	SEK 250/contract per year
Mortality	According to industry experience

Surplus value accounting

Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.

Result

Change in surplus values		804
Deferred acquisition costs	- 430	
Depreciation	+232	
		-198
Reported change in surplus values		**606**

Balance

Surplus value at 1 January 2000		**3,142**
(after deduction of capitalised acquisition costs)		
Current change of surplus values comprise		
Present values of new sales [1]		916
+Return on existing policies	431	
-Realised surplus value in existing policies	-541	
=Change in present value of policies signed before the current period		-110
Actual outcome compared with operative assumptions made [2]		194
Change in operative assumptions [3]		-115
Capital return in excess of assumptions[4]		-81
Total change in surplus values before deduction of capitalised acquisition costs		**804**
Capitalised acquisition cost for the period		-430
Depreciation of capitalised acquisition cost for the period		232
Total reported change in surplus values [5]		**606**
Closing balance 30 September 2000 [6]		**3,748**

1) Sales defined as new contracts and extra premiums on existing contracts.
2) The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of growth in underlying assets, increased sales, particularly in the form of extra premiums and extensions of contracts as well as cancellations. However, the actual result of income and administrative expenses is included in full in the operating result.
3) Subsidiary SEB Trygg Life (UK) is closed for new contracts and is being divested as planned. The cancellation undertaking has been changed from 5 to 7.5 per cent, with a nonrecurring negative effect of SEK 115 M.
4) Actual fund growth was lower in the second quarter than the assumption, resulting in a negative effect of SEK 301 M.
5) Prepaid acquisition costs are capitalised in the accounts and depreciated according to plan. Accordingly, the reported change in surplus values is adjusted by the net of the capitalisation and depreciation during the period.
6) Estimated surplus value according to the above is not included in the statutory balance sheet.

Appendix 2

BfG in SEB Group

Profit and loss account (adapted to Swedish accounting principles)

	January-September 2000 MEUR	January-September 1999* MEUR	1999** MEUR
Net interest earnings	396	463	579
Dividends received	4	9	5
Net commission income	168	128	186
Net result of financial transactions	35	23	42
Other operating income	30	3	48
Total operating income	**633**	**626**	**860**
General administration costs	-394	-443	-643
Depreciation	-31	-47	-56
Other operating costs	-49	-4	-
Total costs	**-474**	**-494**	**-699**
Lending losses	-70	-69	-101
Total Result	**89**	**63**	**60**

* June 1999 - According to prospect multiplied with 1.5

** Normalised

Appendix 3

Exposure on emerging markets, geographical distribution, SEK M

	Total	of which BfG
Asia[1]	**4,502**	**541**
Hong Kong	1,225	122
China	854	271
Other specified countries[2]	1,867	40
Latin America[3]	**3,615**	**497**
Brazil	1,466	19
Eastern and Central Europe[4]	**2,653**	**1,077**
Russia	1,401	477
Africa and Middle East[5]	**3,023**	**342**
Turkey	991	51
Total	**13,793**	**2,457**
Provision	2,479	976
Total net	**11,314**	**1,481**

1. Includes Hong Kong, China, India, Pakistan, Taiwan, Macao and other specified countries
2. Includes the Philippines, Malaysia, Thailand, Korea and Indonesia
3. Includes Brazil, Argentina, Mexico and Peru
4. Includes Russia, Estonia, Latvia, Lithuania, Poland, the Czech Republic, Slovakia, Rumania, Hungary, Slovenia, Croatia, Kazakhstan and the Ukraine
5. Includes Turkey, Iran, Saudi Arabia, Egypt, Israel, South Africa, Ethiopia and Algeria



Stockholm, 4 May 2001

Interim Report January-March 2001

Stable result in spite of weak stock market

- Operating result* amounted to SEK 2 789 M (3 186).
- Net interest income rose by 6 per cent to SEK 3 070 M (2 883).
- Net commission income decreased by 21 per cent to SEK 2 933 M (3 702)
- Return on equity was 18.4 per cent (25.3).

Efficiency measures kept costs stable and risks decreased

- Total costs, SEK 5 462 M (5 385), were kept stable and staff costs decrease
- Action plan to freeze IT costs was implemented.
- Strong result in Merchant Banking.
- BfG re-branded to SEB - restructuring ahead of plan.
- Today SEB's Volvo Ocean Race yacht will be christened.

Operating result includes pension settlements/provisions.

President's Statement

"Despite the weakening trends in the equities markets during the first quarter of the year, SEB is reporting a stable profit for the Group as a whole. It is pleasing to note that our net interest income has increased and that staff costs have declined by 12 per cent compared with the year-earlier period," says Lars H Thunell, President and Group Chief Executive.

"Merchant Banking continues to show strong earnings. It is also pleasing that customers-related revenues continue to show a positive trend."

"The restructuring of BfG is proceeding faster than planned. The re-branding of BfG to SEB in April got a great deal of attention in Germany. Earnings are satisfactory, taking into account the market conditions. The number of e-banking customers in Germany is now up to 158 000, an increase of 120 per cent since the first quarter of 2000."

"We have taken action to freeze the Group's IT costs. These measures will gain effect gradually during the year which means that IT costs will not continue to rise."

"Planning efforts prior to the proposed merger with FöreningsSparbanken are intensive and proceeding as planned. As part of the integration efforts, work on developing business plans for the new bank SEB Swedbank's four divisions and other main areas, is under way. The leading star in all integration efforts is to make the changes positive for our various customer groups. Discussions with the Merger Task Force of EU have been initialised."

THE GROUP

Summary of operating result per division and business area

SEK M	January-March 2001	January-March 2000	Change per cent
Personal Banking Sweden	526	615	-14
Personal Banking International	12	119	-90
SEB Germany *	125	124	1
Corporate and Institutions			
Merchant Banking	917	671	37
Enskilda Securities	150	396	-62
Mid Corporate	331	338	-2
SEB Securities Services	125	173	-28
Investment Management & Life	118	145	-19
The Baltic & Poland	125	72	74
Total all divisions	**2 429**	**2 653**	**-8**
Joint Group incl. capital gain and elimination.	360	533	-32
Operating result	**2 789**	**3 186**	**-12**
Changes in surplus values	-251	473	-153
Total result SEB Group	**2 538**	**3 659**	**-31**

*) –excluding capital gains

Weaker commissions offset by strong trading

Total income decreased by 7 per cent to SEK 8 193 M (8 770) *excluding* changes in surplus values. Vilniaus Bankas was not consolidated in the first quarter of 2000. Thus, the decrease for comparable units was 9 per cent. The decline is entirely explained by lower commission income due to stock market related development. Compared with the fourth quarter of 2000 the decrease was limited to 1 per cent.

Net interest income rose by 6 per cent to SEK 3 070 M (2 883). Personal Banking Sweden showed an increase of 16 per cent, whereas Merchant Banking reported a decrease of 11 per cent. Adjusted for Vilniaus Bankas the increase was 2 per cent. The cost for the governmental deposit guarantee decreased by SEK 50 M.

Net commission income decreased by 21 per cent to SEK 2 933 M (3 702). The income varied significantly between different product areas and parts of the Group. Net commission income from payments rose by 4 per cent, while net commission income from securities fell by 22 per cent in comparison with the first quarter of 2000. The decline was especially pronounced within Enskilda Securities. (Full disclosure is provided in note x.)

Net result of financial transactions increased by 15 per cent to SEK 1 035 M (SEK 900 M including an one-off item of SEK 153 M from sales of Brady bonds) due to favourable results from trading in shares, bonds and derivatives (see further note x.)

A change in market interest rates by one percentage point at 31 March 2001 would result in an increase/decrease in the Group's interest-bearing assets and liabilities, inclusive derivatives, by SEK 2.1 billion.

Other income amounted to SEK 1 155 M (1 285). Of this amount capital gains and one off items accounted for SEK 742 M (793). SEK 503 M was from the sales of shares in OM and EUR 26.6 M (approximately 240) from SEB AG´s divestment of shares in Deutsche Börse.

Cost level stable or actually decreasing for comparable entities

Total costs amounted to SEK 5 462 M (5 385). Adjusted for Vilniaus Bankas, which was not included in the first quarter of 2000, costs decreased by 1 per cent. In local currencies costs decreased by 3 per cent.

Efficiency measures within different business areas have decreased costs by 16 percent compared to the fourth quarter 2001. In the e-banking area, for example, development as from January 2001 is carried out within the different divisions. Taken together the costs for e-banking in the first quarter of 2001 amounted to SEK 357 M (184). The cost in the fourth quarter 2000 was SEK 561 M.

Total costs for IT (including calculated cost for own personnel etc.) amounted to SEK 1.3 billion compared with SEK 1.1 billion in the first quarter and with SEK 1.7 billion in the fourth quarter of 2000. Of this, external IT costs were SEK 635 M (491). The cost in the fourth quarter 2000 was SEK 767 M. The action plan to freeze IT-development projects both with regard to the planned merger and the weaker market conditions will keep the total IT-costs for the whole year 2001 at an unchanged or lower level than during 2000.

Rising staff costs by negotiated salary increases and negative exchange rate effects were offset by efficiency measures mainly in Personal Banking Sweden and Merchant Banking and restructuring in SEB Germany. In addition variable performance-related remuneration decreased by 320 SEK m compared to first quarter 2000. Thereby staff *costs*, net, decreased by 10 per cent to SEK 2 738 M (3 040). Staff costs, gross, declined by 5 per cent to SEK 3 036 M (3 211). The compensation for the pension costs included in the gross costs increased to SEK 298 M (171). This also includes the pension insurance scheme that has replaced the earlier profit-sharing system.

SEB has an overfunded pension fund to support pension costs. At the end of March 2001, total assets in the pension funds amounted to SEK 19.4 billion (23.2 at year-end 2000), while commitments was SEK 8.3 billion (8.0). Accordingly the surplus value as per 31 March 2001 amounted to SEK 11.1 billion.

Depreciation amounted to SEK 455 M (427), of which goodwill accounted for SEK 178 M (165).

The remaining *restructuring reserve* for the acquisition of Trygg Hansa in 1997 was SEK 256 M at the beginning of 2001. Of this, SEK 67 M has been utilised during the first quarter.

The acquisition of BfG in January 2000 resulted in a difference between equity and purchase price. The allocation and utilisation of the negative goodwill is described in *Appendix 1*.

Lending losses and doubtful claims

The Group's lending losses, including changes in the value of assets taken over and write-downs, amounted to SEK 182 M, net (281), of which SEK 100 M, net (310), pertained to SEB Germany. The level of lending losses was 0.08 per cent (0.17).

Doubtful claims, net, that is after provisions of possible lending losses, amounted to SEK 8 596 M (8 365 by year-end 2000). The increase is explained by exchange rate changes. The volume of pledges taken over declined to SEK 161 M (213).

Credit portfolio

SEB's total credit exposure amounted to SEK 948 billion, an increase of 22 billion from year-end 2000. The increase can be seen mainly within the corporate sector where the exposure has grown by close to SEK 16 billion, primarily to Swedish manufacturing companies. The lending to the household sector increased by SEK 5 billion of which SEB AG contributed with approximately half and the remaining part is related to mortgage lending within Sweden. Exposure on banks remained stable.

SEB's exposure to the telecommunication industry (operators and manufacturing companies) increased during the first quarter by SEK 2 billion to approximately SEK 14 billion or 1.5 per cent of the credit portfolio. The increase is attributable to short term exposure to existing clients, mainly hedging of foreign exchange exposure. The exposure to the IT sector is stable around SEK 4 billion or 0.4 per cent of the credit portfolio.

SEB´s exposure in emerging markets amounted to SEK 10 483 M, net, a decrease of 9 per cent from year-end 2000 (SEK 11 483 M). The decline was mainly due to decreased exposures in Latin America and Eastern and Central Europe. *(See further Appendix 2).*

Non-life insurance business

Operating result for non-life insurance operations amounted to SEK 241 M (52). The increase was mainly due to capital gains of SEK 126 M from sales in the bond portfolio.

One-off items

Total one-off items in the first quarter of 2001 amounted to SEK 869 M (947).

Change in surplus in life insurance operations

The change in surplus in life insurance operations, which is described in detail in *Appendix 3,* was influenced by the negative financial effects due to the stock market trend and amounted to SEK -251 M (SEK 473 M). See further in *Appendix 3.*

Capital base and capital adequacy

On the 31 March 2001, the capital base for the financial group of undertakings (excluding the insurance companies) amounted to SEK 52.9 billion (53.3). Core capital was SEK 36.4 billion (36.5), of which SEK 1.8 billion constituted core capital contribution. *(For calculation of the capital base see Appendix 4).* The risk-weighted assets amounted to SEK 514.7 billion (495.6).

The core capital ratio amounted to 7.08 per cent (7.37 per cent at year-end 2000) and the total capital ratio to 10.27 per cent (10.76). This is in line with the Group's goal to maintain a core capital ratio of at least 7 per cent and a total capital ratio of not less than 10 per cent.

If the first quarter results were to be included in the capital base, the core capital ratio would have been 7.35 per cent and the total capital ratio 10.56 per cent.

Rating

In connection with the presentation of the proposed merger of FöreningsSparbanken and SEB all major rating institutes placed SEB´s rating under review for a possible upgrade to FöreningsSparbankens´s confirmed ratings.

2001 Annual General Meeting

At the Annual General Meeting in April all board members were re-elected. The dividend was set at SEK 4.00 per share.

Stockholm, 4 May, 2001
Lars H. Thunell
President and Group Chief Executive

The interim report for January-June 2001 will be published on 23 August 2001. SEB´s reports are available on the Internet (www.seb.se; www.seb.net).

Additional information is available from:
Gunilla Wikman, Head of Group Communications, +46 8 763 81 25
Lotta Treschow, Head of Investor Relations, +46 8 763 95 59

This report has not been reviewed by the auditors of the Bank.

THE DIVISIONS AND BUSINESS AREAS

As of 2001, SEB's operations are organised into six divisions: Personal Banking Sweden, Personal Banking International, SEB Germany (former BfG less merchant banking operations), Corporate & Institutions, Investment Management & Life and The Baltic & Poland.

Personal Banking Sweden – rising net interest earnings and lower costs

The Personal Banking Sweden division has responsibility for the SEB Group's retail- and private-banking customers in Sweden. The organisation contains the earlier retail operations within SEB - with the branch office network, the telephone bank and the Internet services - as well as SEB Enskilda Banken.

For the first quarter of 2001 Personal Banking Sweden shows an operating result of SEK 526 M (pro forma SEK 615 M for the corresponding period of 2000).

The result has to a large extent been affected by the sharp decline on the stock market. The contrast is even bigger if the figures are compared with the first quarter of 2000 (pro forma) when the market situation, on the other hand, was extremely favourable. A comparison with the second half of last year, however, shows stable equity earnings – despite the continued weak market situation.

The decrease in commissions is also offset by a positive development of net interest income, continued low credit losses and decreasing costs – with, for example, the staff costs at the same level as in January-March 2000.

Net interest income increased by 16 per cent. The strong rise comes from increase in both volumes and margins. A specifically strong area is housing loans (mortgages) with growth in both net interest and in volumes. Another example is Enskilda Banken, Private Customers, where the net growth in volumes under management is SEK 2.8 billion, mainly due to an increased "share of wallet" from existing SEB-customers.

Since the end of last year, the monthly rate of new internet-customers is growing at a level of 12 500 new private customers and 1 000 new corporate customers. In total, the number of Internet customers of Personal Banking Sweden now is 591 000.

Within the Personal Banking Sweden division there is now a number of activities to further increase income and decrease costs. Examples are programmes for intensified and closer activity toward various customer segments, cuts in the project portfolio and continued efficiency measures.

Personal Banking International

The activities of Personal Banking International include SEB Kort, Private Banking in Luxembourg, the UK, Switzerland, Norway, Denmark and e-banking in Denmark and the UK. SEB AG's (former BfG's) private banking business in Luxembourg has been merged with SEB in Luxembourg and is included in the division from 2001.

The operating result for the division was SEK 12 M (119).

Personal Banking International excluding SEB Kort

With the prevailing stock market situation, SEB has chosen to concentrate the resources on markets in which the Group already has broader activities. Thus, the planned marketing launch in spring of the e-banking and e-brokerage service that was recently opened in the UK has been cancelled due to the decision to suspend the launch of a stand-alone e-banking venture.

In Denmark the total number of e-banking customers is approximately 10 000. In Norway there will be a soft launch of e-banking in order to support existing Private Banking at the end of the second quarter. The launch will be carried out gradually step by step, just as in Denmark, without any large-scale marketing launch.

Development of the e-banking concept in Luxembourg was completed during the first quarter.
SEB has an existing private banking business in Luxembourg, with a customer base and skilled

advisors. E-banking creates a new channel for the customer to use SEB´s services. According to plan this channel will be operational in late May.

In February, e-Asia Finance, a joint venture between SEB, Ankar Capital Management, Tata Consultancy Services and Compass ventures was announced. The aim is to supply Asian corporate customers with the technical platform for e-banking and e-brokerage solutions.

The units within Personal Banking International showed a combined result of SEK -69 M (4) consisting of two different parts. One part is the profitable private-banking business in Luxembourg and Switzerland, negatively affected by the low activity level on the financial markets. The other is the development cost for e-banking, generating negative results for the UK, Denmark and Norway. However, with actions taken to suspend further launches under prevailing market conditions, these costs are significantly lower than in the fourth quarter last year and will not increase further.

SEB Kort

The turnover increased by 6 per cent and the outstanding credit volume increased by 11 per cent, which shows a continued interest for card payments. The total income did not increase correspondingly. A majority of the cards are "pay later" cards which are inversely affected by raising interest rates.

Costs increased by 10 per cent due to increased staff costs and IT-related expenditures. The number of personnel has increased primarily within the IT and sales areas. Increased turnover resulted in higher costs for systems operations. There was also ongoing development in new systems.

Incurred losses and fraud show a continued negative trend. This increased volume resulted in higher reserves than in previous quarters. The operating result decreased by 28 per cent to SEK 81 M.

Eurocard in Sweden has in co-operation with Ericsson developed a mobile payment solution. The test is being carried through now in selective shops. One hundred chosen Eurocard cardholders will be able to pay their purchases with a virtual Eurocard via Ericsson's mobile telephone R520m. The aim of this test is to measure if the customer rates this type of payment as simpler, quicker and more convenient than other methods of payment, for example cash and cards.

Corporate & Institutions

The Corporate & Institutions division is focused on medium sized and large corporate and financial institutions. The division consists of the business areas Merchant Banking, Mid Corporate, Enskilda Securities and SEB Securities Services (custody).

The operating result of the division for January-March 2001 was SEK 1 511 M (SEK 1 574 M) despite the prevailing financial market climate. Merchant Banking is making very good results thanks to good performance within the Fixed Income and Debt Capital Market product areas due to high customer activity. Enskilda Securities is the business area that is most negatively affected by the market conditions.

Great effort has been made to increase customer penetration in the Mid Corporate segment.
The division has further increased its focus on the use of capital and is still working with the aim of keeping the costs on a competitive level. IT costs have increased during the first quarter due to necessary investments in order to adapt to the new SWIFT-standards. The total costs are lower than last year mainly due to reduced staff costs.

Merchant Banking – right on track for the 6th consecutive quarter

The strong momentum continued for Merchant Banking. Operating result amounted to SEK 917 M, an increase of 37 per cent compared to the first quarter last year. This was the second best quarterly result to date for Merchant Banking, only exceeded by the fourth quarter of 2000. Customer related income continued to show a positive development, up 9 per cent compared to the first quarter of 2000. Costs were 5 per cent lower than last year and the cost/income-ratio improved to 0,45 (0,54).

The growing customer related income was mainly attributable to good performance within the Foreign Exchange and Fixed Income areas. This is the main explanation for the higher net result of financial transactions, but it is also explained buy a strong first quarter for Treasury Operations. The decreased spread between short and long interest rates has had a negative effect on Treasury Operation's net interest income. The lower net interest income is also partly due to a decrease in capital utilisation.

The Debt Capital Markets and Structured Finance product areas also performed well despite tough market conditions.

This year's customer surveys confirm and enhance the latest years' trend and reinforce Merchant Banking's leading position in its key markets. For example, Greenwich Associates' yearly market survey of the financial markets in Sweden ranked SEB as number one in "overall relationship performance" in the large corporate sector, for both quality and number of important relationships. Also Foreign Exchange Services was ranked number one in overall quality and had the largest estimated market share. The number one position was also achieved within the Cash Management area, which both in terms of overall services index and number of clients outperformed the competitors. In another recent survey, conducted by Euromoney, credit research teams in Europe were ranked and SEB made it into the league tables for the first time and as the only Scandinavian bank.

Merchant Banking continued its long-term strategy to lower its utilised capital. This was achieved through lower credit, market and operational risk levels. The risk weighted assets within Merchant Banking's corporate lending portfolio (excluding structured products) have decreased by 6 per cent compared to a year ago. During January-March 2001 the average daily Value at Risk was SEK 58 M, which is the same level as in the first quarter last year.

As from January 2001 the result from the German trading activity and the large corporate segment, previously reported within SEB AG (BfG), is included in Merchant Banking. Year 2000 figures have been restated accordingly.

SEB Mid Corporate

The new business area SEB Mid Corporate comprises two units - Mid Corporate (the corporate part of the former Retail Distribution business area) and the finance company SEB Finans. SEB Mid Corporate is specialising in and focusing on tailor-made solutions for medium-sized companies.

The business area reached a result of SEK 331 M, down 2 per cent compared to last year's pro forma result. Net interest income showed a strong development, primarily due to higher margins on the deposit stock. Commission income decreased due to the recession in the stock market.

The majority of the result comes from Mid Corporate SEK 271 M (SEK 257 M pro forma for the first quarter last year). SEB Finans accounted for SEK 60 M compared to SEK 81 M last year.

SEB Finans' decreasing result is a consequence of weak sales during the third and fourth quarter of 2000, which backlogs the result to a certain extent.

Enskilda Securities – lower result in a weak market

In the first quarter stock market activity as well as market capitalisation decreased significantly compared to the first quarter in 2000, which was the best quarter to date in the investment banking industry. The turnover fell on all Nordic exchanges and the equity capital market activity was sharply lower than last year.

In these less friendly market conditions, Enskilda Securities continued to strengthen its positions in the Nordic equity markets, especially in Norway, Finland and Denmark. On all these exchanges Enskilda Securities has a market share exceeding 10 per cent. Enskilda Securities' equity trading turnover was the highest ever in the first quarter and increased by 21 per cent compared to the same period in 2000.

Enskilda Securities' total income decreased by 44 per cent. All product areas show decreased revenues. However, secondary commission, which is the single most important source, has held up well. The bulk of the fall in revenues is related to trading, which is by nature more volatile. Also Equity Capital Markets and Mergers and Acquisitions experienced revenue losses, but in these areas there is now a healthy and growing order backlog, which should translate into stronger revenues in the coming quarters.

Total costs fell by 33 per cent, which is primarily an effect of a reduced provision for bonus payments to employees due to lower earnings. Pre-bonus costs increased by 4 per cent, mainly due to higher IT-costs.

The operating result for the first quarter was SEK 150 M, which is 62 per cent down from last year.

SEB Securities Services

The operating result of SEB´s custody service unit decreased by 28 per cent, to SEK 125 M. Income remained at the same level as in 2000, SEK 247 M, with the help of increased volumes. The number of transactions rose by 15 per cent to 973 000 and assets under custody increased by 18 per cent to SEK 2 089 billion. Total costs increased by 54 per cent, to SEK 122 M as a result of major investments during the first quarter, primarily within the IT-sector, and rising transaction volumes.

The market shares of the various segments remained stable, ranging between 30 and 75 per cent.

SEB Germany

As from 2 April the German subsidiary BfG Bank AG has changed its name to SEB AG. A nation-wide marketing campaign is now ongoing to create customer awareness for the new brand within the future target customer groups.

Operations in the old BfG Bank has been changed in the following way:

The private banking unit in Luxembourg has been merged with SEB in Luxembourg and is now a part of division Personal Banking International. The merchant banking activities (Corporate Customer Division and Trading) as well as Skandinaviska Enskilda Banken AG in Germany (a subsidiary of SEB AG as from 1 January), have joined the Merchant Banking business area within the Corporate & Institutions division of the SEB Group.

Retail and personal banking, institutions and real estate activities, have been formed into division SEB Germany.

Total result of SEB Germany amounted to SEK 364 M (SEK 124 M). The profit and loss account in SEK has been affected by exchange rate fluctuations. Total income for SEB Germany rose by 5 per cent in SEK, but was down 1 per cent in euro. Total costs increased by 2 per cent in SEK, but decreased by 4 per cent in euro. The drop in total income depends on the reduction of capital employed by EUR 500, which has reduced net interest income by SEK 54 M.

Net interest earnings, SEK 1 027 M, are stable whereas net commission income, SEK 347 M, has been affected by the negative markets.

During the first quarter, SEB AG sold its shares in Deutsche Börse, which generated a profit of EUR 26.6 M (approximately SEK 240 M).

The mutual funds in BfG Invest and ImmoInvest had a continuously good net inflow (SEK 880 M). In spite of this, and due to the market development, Assets under Management have gone down somewhat to SEK 105 billion.

Risk weighted assets have been further reduced by almost SEK 5 billion, and e-banking customers have increased by another 10 000, to over 158 000.

The restructuring programme is continuing. The number of full time employees has been reduced by a further 275 compared to year-end 2000. During the first quarter apprentices have been hired, resulting in a net reduction by 170 full time employees.

Costs are well under control, down 4 per cent in euro, and credit losses have been moderate.

The legal entity SEB AG comprises all activities within SEB Germany and the above-mentioned merchant banking operations including those of Skandinaviska Enskilda Banken AG. The legal entity will be reported as additional information for continuity with the acquired BfG Bank.
Figures in euro for the legal German entity are presented in *Appendix 4*. They correspond to the previous BfG Group, but with the addition of Skandinaviska Enskilda Banken AG in Germany.

The figures for 2000 have in both cases been restated for the internal purchase and sale of Skandinaviska Enskilda Banken AG in Germany and BfG Luxembourg respectively, and are hence comparable.

Investment Management & Life

The division comprises the SEB Invest (former SEB Invest & Funds) and SEB Trygg Liv business areas and accounts for the SEB Group's business within mutual funds, institutional portfolio management and life insurance products. The division is affected by the downward trend on stock markets both concerning the demand of savings products and the effect of the so-called surplus values in the life insurance business. The operating result, before change in surplus values, amounted to SEK 118 M (145). Total result, after change in surplus values, was SEK –133 M (618), where the financial effects, due to the negative stock market development, had an impact of SEK –644 M (294).

The division's revenues, excluding change in surplus values, increased to SEK 774 M (772).
Costs increased by 4 per cent to SEK 653 M (625).

As per 31 March 2001, total assets within the division managed by SEB Invest, amounted to SEK 562 billion (581). Of this total, portfolio management accounted for SEK 132 billion (119), traditional life insurance for SEK 254 billion (246) and mutual funds and unit linked insurance for SEK 176 billion (216). Since year-end total assets under management has decreased by 5 per cent.

During the first quarter seven of the ten external funds that where introduced in SEB's range of funds in 2000, were made available as unit linked insurance. Supplementary external funds will be introduced during the spring.

SEB Invest

SEB Invest (reported together with Private Banking as Asset Management in 2000) showed an operating result of SEK 167 M (162), an improvement of 3 per cent.

Revenues increased by 8 per cent to SEK 409 M (380). Lower costs for distribution of mutual funds compensated the drop in stock prices. Net sales increased from SEK 6 billion to SEK 11 billion, above all due to an increase in institutional mandates. Costs rose by 11 per cent to SEK 242 M (218), mainly due to recruitment within asset allocation, hedge products and the mutual fund sales organisation. Costs were 11 per cent lower than in the fourth quarter of 2000.

During February it was formally decided that the business area should be incorporated. It is estimated that the incorporation will be completed by 1 January 2002.

Two new mutual funds were launched in the first quarter: SEB Opportunity Europe, for the Premium Pension programme, and SEB Global Chance/Risk, to strengthen the range of the prosperous chance/risk concept. The Financial Supervisory Authority granted the permission to merge 19 funds into 9. The purpose is to streamline and simplify the range of funds for the customers. The merger of funds will take place in May 2001.

SEB Trygg Liv
The negative stock market development and the relatively low expire of bonds during the introduction of 2001, has negatively affected SEB Trygg Liv's sales, compared to the first quarter 2000 when the market situation was exactly the opposite. Sales (new business plus extra premiums on existing insurance contracts) amounted to SEK 2,786 M (4,368), a decrease of 36 per cent (compared with an increase by 70 per cent). Premiums written decreased by 24 per cent to SEK 4,357 M (5,748).

The ongoing market conditions mainly affect sales of single premium insurance, which decreased by 41 per cent. The market for current premium insurance is not as sensitive to weakening stock markets and the decrease in sales was limited to 5 per cent. The share of current premium insurance amounted to 24.9 per cent (16.7). A prominent rise was recorded for employer-paid insurance and especially occupational pension that rose by 49 per cent.
Revenues decreased by 7 per cent to SEK 364 M (391), mainly due to lower asset values in unit-linked. Costs increased by 1 per cent to SEK 413 M (408), which is 10 per cent lower than in the fourth quarter 2000. The operating result, before change in surplus values, amounted to SEK –49 M (SEK -17 M). Total result after change in surplus value decreased to SEK –300 M (SEK 456 M). This result is heavily affected by the financial effects in calculating the surplus value. Excluding these financial effects, the result increased to SEK 344 M (162) *See Appendix 3.*

In surveys among life insurance brokers made by the company Marknadsindikator, it is stated a more and more positive attitude towards SEB Trygg Life in comparison to other life insurance companies. This is regarded as a result of the deliberate and consequent commitment to improve the relationship with brokers. Sales through brokers, especially employer-paid insurance, rose by 20 per cent compared to last year.

SEB Trygg Liv's ambition is to continue to develop the business within occupational pension and other life insurance services and products paid by the employer, and to secure the strong position in the market for private individuals. The main sales focus is on unit linked insurance, which represents the absolute majority of the sales.

The Baltic & Poland – continued result improvement
The Baltic & Poland division comprises the three Baltic banks, Eesti Ühispank, Latvijas Unibanka and Vilniaus Bankas, as well as SEB´s holding in the Polish Bank Ochrony •rodowiska, BOS.

The Baltic banks are today wholly owned subsidiaries of SEB.

The operating result of the division was SEK 125 M, an increase of 74 per cent compared to the first quarter of 2000, when Vilniaus Bankas was not consolidated. Pro forma, with full consolidation of Vilniaus Bankas during the first quarter of 2000, operating result increased by 25 per cent.

In March 2001, SEB acquired another 6 per cent of the shares in BOS. SEB's ownership in BOS has thereby increased to 38 per cent.

The merger with FöreningsSparbanken

On 22 February it was announced that the Boards of Directors of FöreningsSparbanken and SEB had proposed to merge the two companies. The name of the new group will be SEB Swedbank.

The two groups complement each other well. The merger creates Sweden´s leading financial group with a stronger range of products and services for customers in Sweden and good opportunities for continued growth as a European financial group.

The new group will have 35 000 employees, whereof 19 000 in Sweden, total assets of approximately SEK 2 000 billion and SEK 1 300 billion in assets under management, and a joint market value of about SEK 150 billion. FöreningsSparbanken and SEB will merge as equal parties, creating one of the 25 largest banks in Europe.

The merger is expected to yield annual cost savings of SEK 2.5-3.0 billion, mainly at a central level, within the IT area, within the product companies but also as a result of overlapping branch office networks. No dismissals will occur as a consequence of the merger. However, the number of employees is expected to be reduced by 2 000 persons during a three-year period, which is expected to happen through natural retirement. The merger is expected to generate restructuring costs of approximately SEK 4 billion, which will be covered over time by payments from pension funds and the sale of branches to independent savings banks and jointly owned banks. Increases in income due to the merger are expected to, by a margin, exceed any reductions in income the merger may cause.

The vision of the new group is to create a leading customer oriented European financial group based upon a broad Swedish base, through a combination of personal service/advice, local presence and modern technology.

The merger is conditional upon e.g. the approval of the extraordinary general meetings of the two banks and the necessary approval from the Government and the appropriate authorities, including the EU. Depending on whether the EU decides to simply review or thoroughly investigate the merger, a decision will be announced either in late June or in November.

Prior to the merger, integration planning will be led by an integration committee. Eighteen project teams, covering the entire new group, have been formed with the assignment to plan the forthcoming integration.

The Boards of Directors of both banks have unanimously recommended the shareholders to vote in favour of the merger.

The SEB Group

Operational Profit and Loss Account

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
Net interest income	3 070	2 883	6	11 616
Net commission income	2 933	3 702	-21	13 846
Net result of financial transactions	1 035	900	15	3 552
Other operating income	1 155	1 285	-10	3 644
Total income	**8 193**	**8 770**	**-7**	**32 658**
Staff costs	-3 036	-3 211	-5	-12 761
Pension compensation	298	171	74	943
Other operating costs	-2 269	-1 918	18	-8 751
Depreciations	- 455	- 427	7	-1 763
Total costs	**-5 462**	**-5 385**	**1**	**-22 332**
Net credit losses	- 182	- 281	-35	- 890
Net result from associated companies	- 1	30	-103	95
Operating profit from non-life insurance operations	241	52		212
Operating result	**2 789**	**3 186**	**-12**	**9 743**
Change in surplus value in life insurance operations	- 251	473	-153	337
Total result	**2 538**	**3 659**	**-31**	**10 080**
Taxes	- 800	- 638	25	-2 856
Taxes on change in surplus values	70	- 132	-153	- 94
Minority interests	- 29	- 124	-77	- 245
Total result after tax	**1 779**	**2 765**	**-36**	**6 885**

According to the Swedish Financial Supervisory Authority´s guidelines and recommendations results from the banking and insurance operations should be separated in the profit and loss account as from 2001. SEB adopted these instructions already in 2000. In addition to the legal accounts SEB is also presenting an operational profit and loss account. As from 2001 SEB has chosen to show the changes in surplus value as a separate item in the income statement.

The SEB Group

Key figures

	January-March 2001	January-March 2000	Full year 2000
Return on equity, %	18.4	25.3	16.9
Return including change in surplus values, %	15.8	27.2	16.5
Return on equity, 12 months moving average, %	14.5	15.0	16.9
Return including change in surplus values, 12 months moving average, %	13.1	17.1	16.5
Earnings per share, SEK	2.78	3.44	9.43
Earnings per share (Total result after tax), SEK	2.52	3.92	9.77
Income/cost ratio, SEB Group	1.50	1.63	1.46
Income/cost ratio, banking operations	1.45	1.60	1.42
Cost/income ratio, SEB Group	0.67	0.61	0.68
Cost/income ratio, banking operations	0.69	0.62	0.70
Lending loss level, %	0.08	0.17	0.12
Provision ratio for doubtful claims, %	48.8	51.7	49.1
Level of doubtful claims, %	1.39	1.09	1.35
Total capital ratio, %	10.27	9.90	10.76
Core capital ratio, %	7.08	6.73	7.37

The SEB Group

Operational Profit & Loss Account, quarterly performance

SEK M	2001:1	2000:4	2000:3	2000:2	2000:1
Net interest income	3 070	2 898	2 849	2 986	2 883
Net commission income	2 933	3 507	3 400	3 237	3 702
Net result of financial transactions	1 035	1 294	786	572	900
Other operating income	1 155	598	394	1 367	1 285
Total income	**8 193**	**8 297**	**7 429**	**8 162**	**8 770**
Staff costs	-3 036	-3 391	-3 072	-3 087	-3 211
Pension compensation	298	227	226	319	171
Other operating costs	-2 269	-2 847	-1 891	-2 095	-1 918
Depreciations	- 455	- 508	- 409	- 419	- 427
Total costs	**-5 462**	**-6 519**	**-5 146**	**-5 282**	**-5 385**
Net credit losses etc	- 182	- 112	- 247	- 250	- 281
Net result from associated companies	- 1	20	23	22	30
Operating profit from non-life insurance operations	241	43	36	81	52
Operating result	**2 789**	**1 729**	**2 095**	**2 733**	**3 186**
Change in surplus values in life insurance operations	- 251	- 269	179	- 46	473
Total result	**2 538**	**1 460**	**2 274**	**2 687**	**3 659**
Taxes	- 800	- 613	- 719	- 886	- 638
Taxes on change in surplus values	70	76	- 50	12	- 132
Minority interests	- 29	- 36	- 64	- 21	- 124
Total result after tax	**1 779**	**887**	**1 441**	**1 792**	**2 765**

The SEB Group

Net commission income

SEK M	2001:1	2000:4	2000:3	2000:2	2000:1
Payments	283	286	296	276	300
Cards	445	426	375	401	375
Issue of securities	49	114	195	156	76
Custody and mutual fund	931	1 170	1 028	1 013	982
Courtage shares	662	659	724	679	1 004
Courtage other	47	47	36	52	51
Lending	105	116	166	129	114
Deposits	16	1	11	27	28
Guarantees	31	35	29	33	34
Advisory	89	241	199	211	293
Derivatives	79	32	46	66	40
Other	106	91	74	40	104
SEB AG and The Baltic	602	756	595	556	727
Commission income 1)	**3 445**	**3 974**	**3 774**	**3 639**	**4 128**
Payments	- 246	- 209	- 226	- 221	- 210
Securities	- 102	- 59	- 66	- 39	- 73
Other	- 58	- 69	- 16	- 45	- 44
SEB AG and The Baltic	- 106	- 130	- 66	- 97	- 99
Commission costs	**- 512**	**- 467**	**- 374**	**- 402**	**- 426**
Payments	482	503	445	456	465
Securities	1 587	1 931	1 917	1 861	2 040
Other	368	447	509	461	569
SEB AG and The Baltic	496	626	529	459	628
Net commission income	**2 933**	**3 507**	**3 400**	**3 237**	**3 702**

1) Enskilda Securities					
Issue of securities	34	95	133	142	64
Courtage shares	343	378	456	335	451
Advisory	78	233	177	196	284
Derivatives	71	20	33	51	18
Other	10	18	13	55	4
Commission income	**536**	**744**	**812**	**779**	**821**

The SEB Group

Net result financial transactions

Mkr	2001:1	2000:4	2000:3	2000:2	2000:1
Skandinaviska Enskilda Banken 1)	419	621	288	198	74
Enskilda Securities	181	145	159	67	311
SEB AG	49	64	61	44	148
Other	37	12	1	13	3
Realised and unrealised	**686**	**842**	**509**	**322**	**536**
Exchange rate fluctuations	349	448	291	262	367
Redemptions of bonds		4	- 14	- 12	- 3
Net result financial transactions	**1 035**	**1 294**	**786**	**572**	**900**

1) Dividend on shares in trading portfolio amounts to SEK 193 M in 2001:1, in 2000:2 corresponding amount of SEK 134 M was reported as dividend

he SEB Group

perational Profit and Loss Account by division

anuary-March 2001, SEK M	Personal Banking Sweden	Personal Banking International	SEB Germany	Corporate & Institutions	Investment Management & Life	The Baltic & Poland	Other incl eliminations	SEB Group
let interest income	812	73	1 027	1 100	19	278	- 239	3 070
let commission income	541	409	347	1 001	556	124	- 45	2 933
let result of financial transactions	17	22	13	915	- 7	71	4	1 035
)ther income	45	7	276	54	206	66	501	1 155
otal income	**1 415**	**511**	**1 663**	**3 070**	**774**	**539**	**221**	**8 193**
taff costs	- 454	- 171	- 680	- 944	- 274	- 161	- 352	-3 036
ension compensation	105	3		70	13	1	106	298
)ther operating costs	- 513	- 275	- 447	- 655	- 368	- 93	82	-2 269
epreciations	- 10	- 15	- 92	- 50	- 24	- 84	- 180	- 455
otal costs	**- 872**	**- 458**	**-1 219**	**-1 579**	**- 653**	**- 337**	**- 344**	**-5 462**
let credit losses etc	- 17	- 24	- 100	20		- 78	17	- 182
let result from associated companies		- 17	20		- 3	1	- 2	- 1
)perating profit from non-life insurance perations							241	241
)perating result	**526**	**12**	**364**	**1 511**	**118**	**125**	**133**	**2 789**
hange in surplus values in life insurance perations					- 251			- 251
otal result	**526**	**12**	**364**	**1 511**	**- 133**	**125**	**133**	**2 538**

Personal Banking Sweden

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	812	701	16
Net commission income	541	876	-38
Net result of financial transactions	17	16	6
Other operating income	45	5	
Total income	**1 415**	**1 598**	**-11**
Staff costs	- 454	- 531	-15
Pension compensation	105	73	44
Other operating costs	- 513	- 475	8
Depreciations	- 10	- 11	-9
Total costs	**- 872**	**- 944**	**-8**
Net credit losses	- 17	- 39	-56
Operating result	**526**	**615**	**-14**

Personal Banking International

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	73	111	-34
Net commission income	409	446	-8
Net result of financial transactions	22	25	-12
Other operating income	7	12	-42
Total income	**511**	**594**	**-14**
Staff costs	- 171	- 167	2
Pension compensation	3	8	-63
Other operating costs	- 275	- 244	13
Depreciations	- 15	- 14	7
Total costs	**- 458**	**- 417**	**10**
Net credit losses	- 24	- 10	140
Net result from associated companies	- 17	- 48	-65
Operating result	**12**	**119**	**-90**

SEB Kort

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	23	37	-38
Net commission income	293	273	7
Net result of financial transactions			
Other operating income	3	7	-57
Total income	**319**	**317**	**1**
Staff costs	- 91	- 84	8
Pension compensation	3	8	-63
Other operating costs	- 118	- 107	10
Depreciations	- 8	- 9	-11
Total costs	**- 214**	**- 192**	**11**
Net credit losses	- 24	- 10	140
Operating result	**81**	**115**	**-30**

Personal Banking International excl SEB Kort

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	50	74	-32
Net commission income	116	173	-33
Net result of financial transactions	22	25	-12
Other operating income	4	5	-20
Total income	**192**	**277**	**-31**
Staff costs	- 80	- 83	-4
Pension compensation			
Other operating costs	- 157	- 137	15
Depreciations	- 7	- 5	40
Total costs	**- 244**	**- 225**	**8**
Net credit losses	- 17	- 48	-65
Operating result	**- 69**	**4**	

SEB Germany

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	1 027	1 003	2
Net commission income	347	490	-29
Net result of financial transactions 1)	13	- 11	
Other operating income	276	99	179
Total income	**1 663**	**1 581**	**5**
Staff costs	- 680	- 663	2
Other operating costs	- 447	- 446	
Depreciations	- 92	- 88	5
Total costs	**-1 219**	**-1 197**	**2**
Net credit losses	- 100	- 310	-65
Net result from associated companies	20	50	-60
Operating result	**364**	**124**	**194**

Corporate & Institutitions

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	1 100	1 182	-7
Net commission income	1 001	1 435	-30
Net result of financial transactions	915	706	30
Other operating income	54	41	32
Total income	**3 070**	**3 364**	**-9**
Staff costs	- 944	-1 221	-23
Pension compensation	70	46	52
Other operating costs	- 655	- 574	14
Depreciations	- 50	- 43	16
Total costs	**-1 579**	**-1 792**	**-12**
Net credit losses	20	2	
Operating result	**1 511**	**1 574**	**-4**

Merchant Banking

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	634	716	-11
Net commission income	324	318	2
Net result of financial transactions	640	381	68
Other operating income	39	24	63
Total income	**1 637**	**1 439**	**14**
Staff costs	- 488	- 499	-2
Pension compensation	45	30	50
Other operating costs	- 281	- 293	-4
Depreciations	- 19	- 19	0
Total costs	**- 743**	**- 781**	**-5**
Net credit losses	23	13	77
Operating result	**917**	**671**	**37**

Mid Corporate

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	466	443	5
Net commission income	72	99	-27
Net result of financial transactions	20	20	0
Other operating income	9	10	-10
Total income	**567**	**572**	**-1**
Staff costs	- 118	- 107	10
Pension compensation	17	11	55
Other operating costs	- 125	- 117	7
Depreciations	- 2	- 2	0
Total costs	**- 228**	**- 215**	**6**
Net credit losses	- 8	- 19	-58
Operating result	**331**	**338**	**-2**

Enskilda Securities

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	- 48	- 31	55
Net commission income	422	843	-50
Net result of financial transactions	245	289	-15
Other operating income	3	3	0
Total income	**622**	**1 104**	**-44**
Staff costs	- 294	- 577	-49
Other operating costs	- 155	- 118	31
Depreciations	- 28	- 21	33
Total costs	**- 477**	**- 716**	**-33**
Net credit losses	5	8	-38
Operating result	**150**	**396**	**-62**

SEB Securities Services

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	51	57	-11
Net commission income	183	175	5
Net result of financial transactions	10	16	-38
Other operating income	3	4	-25
Total income	**247**	**252**	**-2**
Staff costs	- 41	- 35	17
Pension compensation	7	5	40
Other operating costs	- 87	- 48	81
Depreciations	- 1	- 1	0
Total costs	**- 122**	**- 79**	**54**
Operating result	**125**	**173**	**-28**

Investment Management & Life

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	19	14	36
Net commission income	556	554	0
Net result of financial transactions	- 7		
Other operating income	206	204	1
Total income	**774**	**772**	**0**
Staff costs	- 274	- 255	7
Pension compensation	13	8	63
Other operating costs	- 368	- 359	3
Depreciations	- 24	- 19	26
Total costs	**- 653**	**- 625**	**4**
Net result from associated companies	- 3	- 2	50
Operating result	**118**	**145**	**-19**
Change in surplus value in life insurance operations	- 251	473	-153
Total result	**- 133**	**618**	**-122**

SEB Invest

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	6	1	
Net commission income	401	379	6
Net result of financial transactions	1	-4	-125
Other operating income	1	4	-75
Total income	**409**	**380**	**8**
Staff costs	-135	-123	10
Pension compensation	13	8	63
Other operating costs	-111	-98	13
Depreciations	-9	-5	80
Total costs	**- 242**	**-218**	**11**
Net credit losses			
Operating result	**167**	**162**	**3**

SEB Trygg Liv

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	13	13	0
Net commission income	12	17	-29
Net result of financial transactions	- 8	4	
Other operating income	348	358	-3
Total income	**365**	**392**	**-7**
Staff costs	- 139	- 132	5
Other operating costs	- 257	- 261	-2
Depreciations	- 15	- 14	7
Total costs	**- 411**	**- 407**	1
			0
Net result from associated companies	- 3	- 2	50
Operating result	**- 49**	**- 17**	**188**
Change in surplus value in life insurance operations	- 251	473	-153
Total result	**- 300**	**456**	**-166**

The Baltic & Poland

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	278	121	130
Net commission income	124	64	94
Net result of financial transactions	71	26	173
Other operating income	66	13	
Total income	**539**	**224**	**141**
Staff costs	- 161	- 72	124
Pension compensation	1		
Other operating costs	- 93	- 54	72
Depreciations	- 84	- 43	95
Total costs	**- 337**	**- 169**	**99**
Net credit losses	- 78	- 1	
Net result from associated companies	1	18	-94
Operating result	**125**	**72**	**74**

The SEB Group

Balance sheet

SEK M	31 March 2001	31 March 2000	31 December 2000
Lending to credit institutions	153 258	197 250	164 673
Lending to the public	612 967	582 512	605 759
Interest-bearing securities	167 051	133 716	158 047
- Financial fixed assets	*4 988*	*7 705*	*4 736*
- Financial current assets	*162 063*	*126 011*	*153 311*
Shares and participations	*17 581*	*21 700*	*8 688*
Assets used in the insurance operations	64 029	74 669	71 749
Other assets	132 059	130 706	113 894
Total assets	**1 146 945**	**1 140 553**	**1 122 810**
Liabilities to credit institutions	205 126	229 938	217 364
Deposits and borrowing from the public	439 591	407 093	419 887
Securities issued, etc.	200 861	205 685	199 103
Liabilities of the insurance operations	63 070	71 133	66 932
Other liabilities and provisions	164 670	155 526	146 505
Subordinated liabilities	29 882	31 682	31 410
Shareholders' equity 1)	43 745	39 496	41 609
Total liabilities and shareholders' equity	**1 146 945**	**1 140 553**	**1 122 810**

1) Change in shareholders' equity

Mkr	31 mars 2001	31 mars 2000	31 december 2000
Opening balance	41 609	33 006	33 006
New share issue		4 067	4 067
Dividend to shareholders			-2 466
Result, holding of own shares			21
Translation difference	176	- 1	339
Net profit for the period	1 960	2 424	6 642
Closing balance	**43 745**	**39 496**	**41 609**

The SEB Group

Problem loans and seized assets

SEK M	31 March 2001	31 March 2000	31 December 2000
Doubtful claims	16 774	15 398	16 437
Provision for possible lending losses	-8 178	-7 964	-8 072
Doubtful claims, net	**8 596**	**7 434**	**8 365**
Claims subject to interest reduction	436	321	308
Total volume of problem loans	**9 032**	**7 755**	**8 673**
Level of doubtful claims	**1.39**	**1.09**	**1.35**
(Doubtful claims (net) in relation to lending and leasing (net) at end of period, per cent)			
Provision ratio for doubtful claims	**48.8**	**51.7**	**49,1**
(Reserve for possible lending losses in relation to doubtful claims (gross), per cent)			
Pledges taken over			
Buildings and land	47	94	104
Shares and participations	114	516	109
Total volume of pledges taken over	**161**	**610**	**213**

The soft loans of the Group are included among claims subject to interest reduction.

The shortfall in income due to interest deferments was SEK 1 M (SEK 2 M), while unpaid interest on non-performing loans amounted to SEK 59 M (SEK 129 M).

On 31 March 2001, the Group had SEK 122 M (SEK 169 M) in non-performing loans in Sweden on which interest income was reported. These loans are not included among the problem loans, since the corresponding collateral covers both interest and principal.

The SEB Group

Derivative contracts

31 March 2001	Contracts on the asset side		Contracts on the liability side	
SEK M	Book value	Market value	Book value	Market value
Interest-related	22 334	22 334	23 114	23 114
Currency-related	53 355	55 718	47 559	50 831
Equity-related	1 859	1 859	1 065	1 065
Other	5	5		
Total	**77 553**	**79 916**	**71 738**	**75 010**

On 31 March 2001 the notional value of the Group's derivatives contracts amounted to SEK 4 828 billion (SEK 3 878 billion on 31 March 2000).

The book value of derivatives instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations which is the object of hedge accounting.

The SEB Group

Cash flow analysis

SEK M	January-March 2001	January-March 2000	Full year 2000
Cash flow before changes in lending and deposits	-12 020	4 502	10 795
Increase in lending to the public	-7 503	-17 893	-36 262
Increase in deposits from the public	19 704	22 959	27 113
Cash flow, current operations	**181**	**9 568**	**1 646**
Cash flow, investment activities	**-2 414**	**38 470**	**41 291**
Cash flow, financing activities	**230**	**-10 657**	**-20 630**
Cash flow for the period	**-2 003**	**37 381**	**22 307**
Liquid funds at beginning of year	46 532	24 225	24 225
Cash flow for the period	-2 003	37 381	22 307
Liquid funds at end of period	**44 529**	**61 606**	**46 532**

The SEB Group

Statutory Profit and Loss Account

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
Income				
Interest income	*13 853*	*12 350*	*12*	*51 196*
Interest costs	*-10 794*	*-9 482*	*14*	*-39 640*
Net interest income	3 059	2 868	7	11 556
Dividends received *)	221	18		877
Commission income	*3 356*	*4 066*	*-17*	*15 132*
Commission costs	*- 512*	*- 426*	*20*	*-1 669*
Net commission income 1)	2 844	3 640	-22	13 463
Net result of financial transactions 2)	850	895	-5	3 544
Other operating income	989	1 145	-14	2 208
Income from banking operations	**7 963**	**8 566**	**-7**	**31 648**
Costs				
Staff costs	-2 902	-3 092	-6	-12 234
General administrative costs	-1 572	-1 390	13	-5 985
Depreciation and write-downs of tangible and intangible fixed assets	- 440	- 412	7	-1 703
Other operating costs	- 565	- 445	27	-2 360
Costs from banking operations	**-5 479**	**-5 339**	**3**	**-22 282**
Profit/loss from banking operations before credit losses	**2 484**	**3 227**	**-23**	**9 366**
Net credit losses 3)	- 149	- 332	-55	- 858
Change in value of seized assets	15	54	-72	43
Write-down of financial fixed assets	- 48	- 3		- 75
Net result from associated companies	2	32	-94	104
Operating profit from banking operations	**2 304**	**2 978**	**-23**	**8 580**
Operating profit from insurance operations 4)	187	37		220
Operating profit	**2 491**	**3 015**	**-17**	**8 800**
Pension compensation	298	171	74	943
Taxes	- 800	- 638	25	-2 856
Minority interests	- 29	- 124	-77	- 245
Net profit for the period **)	**1 960**	**2 424**	**-19**	**6 642**

*) In 2001 dividend on shares in trading portfolio amounts to SEK 193 M. In 2000 SEK 134 M was reported in second quarter

**) Earnings per share, SEK	2.78	3.44		9.43
Number of shares	704 557 680	704 557 680		704 557 680

1) Net commission income

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
Payment commissions	658	493	33	2 424
Securities commissions	1 647	1 968	-16	8 137
Other commissions	539	1 179	-54	2 902
Total	**2 844**	**3 640**	**-22**	**13 463**

2) Net result of financial transactions

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
Shares/participations	487	420	16	- 44
Interest-bearing securities	176	190	-7	413
Other financial instruments	47	216	-78	1 693
Realised result	**710**	**826**	**-14**	**2 062**
Shares/participations	- 599	- 72		- 451
Interest-bearing securities	26	- 123	-121	105
Other financial instruments	361	- 96	0	493
Unrealised value changes	**- 212**	**- 291**	**-27**	**147**
Subtotal	**498**	**535**	**-7**	**2 209**
Exchange rate fluctuations	**352**	**363**	**-3**	**1 360**
Redemption of bonds		**- 3**	**-100**	**- 25**
Total	**850**	**895**	**-5**	**3 544**

3) Net credit losses

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
A. Individually appraised receivables:				
Reported write-down, incurred losses	- 293	- 217	35	-3 496
Reversal of previous provisions for possible losses, reported as incurred losses in current years accounts	194	67	190	2 569
Reported provision for possible losses	- 284	- 426	-33	-1 552
Recovered from losses incurred in previous years	106	83	28	612
Reversal of previous provisions for possible losses	122	131	-7	638
Reported net cost for individually appraised receivables	**- 155**	**- 362**	**-57**	**-1 229**
B. Receivables appraised by category:				
Reported write-down, incurred losses	- 27	- 18	50	- 57
Reported provision for possible losses	- 5	- 1		- 8
Recovered from losses incurred in previous years	7	9	-22	24
Withdrawal from reserve for lending losses				
Reported net cost for receivables appraised by category	**- 25**	**- 10**	**150**	**- 41**
C. Allocation to/withdrawal from reserve for political risks abroad	**42**	**61**	**-31**	**363**
D. Contingent liabilities	**- 11**	**- 21**	**-48**	**49**
Total	**- 149**	**- 332**	**-55**	**- 858**

4) Operating profit from insurance operations

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
Non-life operations	242	52		212
Life operations	- 55	- 15		8
Total	187	37		220

Skandinaviska Enskilda Banken

Profit and Loss Account

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
Income				
Interest income	*7 240*	*6 066*	*19*	*27 250*
Leasing income	*147*	*110*	*34*	*459*
Interest costs	*-6 203*	*-4 922*	26	*-22 879*
Net interest income 1)				
Dividends received *)	228	22		2 157
Commission income	*1 371*	*1 874*	-27	*6 958*
Commission costs	*- 191*	*- 256*	-25	*-1 000*
Net commission income 2)	1 180	1 618	-27	5 958
Net result of financial transactions 3)	561	373	50	2 298
Other operating income	774	838	-8	1 990
Total income	**3 927**	**4 105**	**-4**	**17 233**
Costs				
Staff costs	-1 278	-1 544	-17	-6 470
Other administrative expenses	-1 189	- 924	29	-3 985
Depreciation and write-downs of tangible and intangible fixed assets	- 76	- 75	1	- 317
Other operating costs	- 340	- 235	45	-1 282
Total costs	**-2 883**	**-2 778**	**4**	**-12 054**
Profit/loss before credit losses	**1 044**	**1 327**	**-21**	**5 179**
Net credit losses 4)	32	31	3	144
Change in value of seized assets				- 8
Write-down of financial fixed assets				- 658
Operating profit	**1 076**	**1 358**	**-21**	**4 657**
Pension provision	288	171	68	943
Other appropriations**)	- 561	- 539	4	-2 307
Taxes *)	- 183	- 162	13	- 472
Net profit for the period	**620**	**828**	**-25**	**2 821**

*) In 2001 dividend on shares in trading portfolio amounts to SEK 193 M. In 2000 SEK 134 M was reported in second quarter.
**) Group contributions reported directly against equity

1) Net interest income

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
Interest income	7 240	6 066	19	27 250
Leasing income	147	110	34	459
Interest costs	-6 203	-4 922	26	-22 879
Leasing depreciation	- 44	- 33	33	- 148
Total	**1 140**	**1 221**	**-7**	**4 682**

2) Net commission income

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
Payment commissions	190	356	-47	1 416
Securities commissions	767	1 009	-24	3 580
Other commissions	223	253	-12	962

Total	1 180	1 618	-27	5 958

3) Net result of financial transactions

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
Shares/participations				65
Interest-bearing securities	181	74	145	394
Other financial instruments	65	186	-65	725
Realised result	**246**	**260**	**-5**	**1 184**
Shares/participations	- 4	- 106	-96	- 15
Interest-bearing securities	- 9	- 77	-88	- 199
Other financial instruments	43	- 4		211
Unrealised value changes	**30**	**- 187**	**-116**	**- 3**
Exchange rate fluctuations	**285**	**300**	**-5**	**1 117**
Total	**561**	**373**	**50**	**2 298**

4) Net credit losses

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
A. Individually appraised receivables				
Reported write-down, incurred losses	- 48	- 42	14	-1 420
Reversal of previous provisions for possible losses reported as incurred losses in current period's accounts	34	34		1 295
Reported provision for possible losses	- 72	- 138	-48	- 520
Recovered from losses incurred in previous years	53	36	47	372
Reversal of previous provisions for possible losses	23	83	-72	164
Reported net cost for individually appraised receivables	**- 10**	**- 27**	**-63**	**- 109**
B. Receivables appraised by category				
Reported write-down, incurred losses		- 8	-100	- 52
Reported provision for possible losses				- 4
Recovered from losses incurred in previous years		6	-100	22
Withdrawal from provision for lending losses				
Reported net cost for receivables appraised by category		**- 2**	**-100**	**- 34**
C. Allocation to/withdrawal from reserve for political risks abroad	**42**	**60**	**-30**	**279**
D. Contingent liabilities				**8**
Total	**32**	**31**	**3**	**144**

Skandinaviska Enskilda Banken

Cash flow analysis

SEK M	January-March 2001	January-March 2000	Full year 2000
Cash flow before changes in lending and deposits	-22 945	2 028	7 813
Increase in lending to the public	7 121	-15 681	-31 782
Increase in deposits from the public	13 235	24 188	15 923
Cash flow, current operations	**-2 589**	**10 535**	**-8 046**
Cash flow, investment activities	**-167**	**-17 325**	**-19 546**
Cash flow, financing activities	**-4 372**	**-1 270**	**-3 598**
Cash flow for the period	**-7 128**	**-8 060**	**-31 190**
Liquid funds at beginning of year	45 261	76 451	76 451
Cash flow for the period	-7 128	-8 060	-31 190
Liquid funds at end of period	**38 133**	**68 391**	**45 261**

Skandinaviska Enskilda Banken

Balance sheet

SEK M	31 March 2001	31 March 2000	31 December 2000
Lending to credit institutions	171 147	206 083	184 849
Lending to the public	213 393	204 981	220 493
Interest-bearing securities	132 439	91 832	118 418
- Financial fixed assets	*3 567*	*2 449*	*2 962*
- Financial current assets	*128 872*	*89 383*	*115 456*
Shares and participations	*55 319*	*58 112*	*44 485*
Other assets	108 221	98 957	94 112
Total assets	**680 519**	**659 965**	**662 357**
Liabilities to credit institutions	190 296	183 273	198 618
Deposits and borrowing from the public	247 885	242 915	234 650
Securities issued, etc.	49 762	51 443	52 518
Other liabilities and provisions	136 777	125 715	120 194
Subordinated liabilities	26 591	29 144	28 207
Shareholders' equity 1)	29 208	27 475	28 170
Total liabilities and shareholders' equity	**680 519**	**659 965**	**662 357**

1) Change in shareholders' equity

SEK M	31 mars 2001	31 mars 2000	31 december 2000
Opening balance	28 170	22 294	22 294
New share issue		4 067	4 067
Dividend to shareholders			-2 466
Group contributions, net	416	287	1 436
Result, holding of own shares			21
Translation difference	2	- 1	- 3
Net profit for the period	620	828	2 821
Closing balance	**29 208**	**27 475**	**28 170**

The SEB Group

Statutory Profit and Loss Account / Operational Profit and Loss Account

EK M	January-March 2001	SEB Trygg Liv	Internal trans-actions bank-insurance	Reclassi-fication	January-March 2001	SEK M
et interest income	3 059	11			3 070	Net interest income
ividends received	221			- 221		
et commission income	2 844		89		2 933	Net commission income
et result of financial transactions	850	- 8		193	1 035	Net result of financial transactions
ther operating income	989	347	- 209	28	1 155	Other operating income
come from banking operations	**7 963**	**350**	**- 120**	**0**	**8 193**	**Total income**
taff costs	-2 902	- 137	3		-3 036	Staff costs
				298	298	Pension compensation
eneral administrative costs	-1 572	- 194		1 391		
epreciation and write-downs of tangible and intangible fixed ssets	- 440	- 15			- 455	Depreciations
ther operating costs	- 565	- 55	117	-1 391	-2 269	Other operating costs
osts from banking operations	**-5 479**	**- 401**	**120**	**298**	**-5 462**	**Total costs**
rofit/loss from banking operations before credit losses	**2 484**					
et credit losses	- 149			- 48	- 182	Net credit losses etc
hange in value of seized assets	15					
/rite-down of financial fixed assets	- 48			48		
et result from associated companies	2	- 3			- 1	Net result from associated companies
perating profit from banking operations	**2 304**					
perating profit from insurance operations	187	54			241	Operating profit from non-life insurance operations
perating profit	**2 491**	**0**	**0**	**298**	**2 789**	**Operating result**
				- 251	- 251	Change in surplus value in life insurance operations
					2 538	**Total result**
ension compensation	298			- 298		
axes	- 800				- 800	Taxes
				70	70	Taxes on change in surplus values
inority interests	- 29				- 29	Minority interests
et profit for the period	**1 960**	**0**	**0**	**- 181**	**1 779**	**Total result after tax**

Appendix 1 BfG in the SEB Group – Income Statement and Disposition of negative goodwill.

BfG Income Statement (adapted to Swedish Accounting Principles)
EUR M

	Q1 2001	Q1 2000	Q2 2000	Q3 2000	Q4 2000	Full year 2000	Normal quarter 2000
Interest net	127	128	142	126	120	516	129
commissions	41	66	48	54	58	226	56
Net financial transactions	7	2	-4	10	10	18	5
Other income	9	13	7	14	5	39	10
Total income	**184**	**209**	**193**	**204**	**193**	**799**	**199**
Staff cost	-82	-84	-87	-85	-77	-333	-83
Other costs	-65	-70	-80	-69	-81	-300	-75
Total costs	**-147**	**-154**	**-167**	**-154**	**-158**	**-633**	**-158**
Credit losses	-10	-36	-15	-18	-18	-87	-22
Associated companies					2	2	
"Normal" Profit	**27**	**19**	**11**	**32**	**19**	**81**	**20**
One off items	27	18	9			27	
"External" Profit	**54**	**37**	**20**	**32**	**19**	**108**	

Allocation of negative goodwill and other reserves

The acquisition of BfG on January 3, 2000 has given rise to a negative goodwill as the acquisition price was lower than the acquired equity capital. The reason for the existence of the negative goodwill is the expectations that the return of the acquired company is insufficient. Thus, actions will have to be taken to restore the long-term earnings capacity.

The negative goodwill is EUR 382 M. In addition to that, there is a general reserve for bad debt of EUR 111 M and a general reserve for restructuring of EUR 83 M established by BfG before the acquisition. Thus, total reserves to be allocated are EUR 576 M.

During 2000, measures have also been taken in order to restructure the balance sheet, i.e. by selling out subsidiaries, fixed assets and closing certain positions.

Available reserves at time of purchase	**EUR M**
Unallocated negative goodwill – opening balance	382
General reserve for credit-losses – opening balance	111
General restructuring reserves – opening balance	83
Total reserves to be allocated	576

Allocation and utilisation of reserves	Opening balance 2000	Utilised 2000	Opening balance 2001	Utilised in Q1 2001	Closing balance
Re-evaluation and restructuring of balance-sheet items	13.9	-3.9	10,	0	10,0
General reserve for credit losses	142.7	-30.4	112,3	0	112,3
Social Plan	90.1	-23.0	67.1	-23.4	43,7
Reserve for restructuring	329.3	-55.2	274.1	-26.7	247,4
Total	**576**	**-112.5**	**463.5**	**-50.1**	**413,4**

The reserve for restructuring will cover the cost of a large number of projects identified during the strategic review of SEB AG:

These projects have been estimated to generate the following expenses (EUR M)

Restructuring of the retail segment	90
Brand name change	80
IT-structure and MIS	60
Relocation costs	40
Restructuring of subsidiaries	20
Other projects	40
	330

Of the EUR 330 M, EUR 55 M was utilised during 2000. Of the remaining EUR 275 M, EUR 27 M has been utilised during the first quarter of 2001. Thus EUR 248 M remains.

Appendix 2 Exposure on emerging markets, geographical distribution

SEK M

	Total	Of which SEB AG
Asia[1]	**4 517**	**458**
Hong Kong	933	78
China	941	229
Other Specified Countries[2]	2 018	56
Latin America[3]	**3 887**	**409**
Brazil	1 949	20
Eastern and Central Europe[4]	**1 916**	**982**
Russia	1 071	369
Africa and Middle East[5]	**2 549**	**248**
Turkey	1 002	31
Total	**12 869**	**2 097**
Provision	2 386	1015
Total, Net	**10 483**	**1 082**

1. Includes Hong Kong, China, India, Pakistan, Taiwan and Macao and Note 2

2. Including the Philippines, Malaysia, Thailand, Korea and Indonesia

3. Including Brazil, Argentina, Mexico and Peru

4. Including Russia, Estonia, Latvia, Lithuania, Poland and Czech Republic

Slovakia, Rumania, Hungary, Slovenia, Croatia, Kazakhstan and Ukraine

5. Includes Turkey, Iran, Saudi Arabia, Egypt, Israel, South Africa, Ethiopia and Algeria

SEB Trygg Liv focuses on the sale and administration of unit-linked insurance products as well as their equivalent for account of the traditional mutual life insurance business. From an accounting point of view, the life insurance business is separate from the traditional banking activities. SEB Trygg Liv's accounts are presented in this Appendix according to generally accepted accounting standards within the insurance business.

SEB Trygg Liv reported a decline in sales of -36 per cent (+70 per cent) during the first quarter. It is primarily single-premium endowment assurance for the private market which accounts for the decline, SEK 1 476 M (3 181). Most sales, 83 per cent (93) pertain to unit-linked insurance, of which 15 per cent (13) is attributable to sales through the subsidiary SEB Trygg Life (Ireland), primarily the investment product Life Assurance Portfolio Bond for the Swedish market.

Sales, i.e. new premiums and extra payments under existing insurance contracts, decreased by SEK 1 582 M, or 36 per cent, to SEK 2 786 M (4 368). The share of insurance contracts with regular premiums was 24,9 per cent (16.7) including foreign sales. Premium income (premiums paid) decreased by 24 per cent to SEK 4 357 M (5 748). In total, the value of assets under management decreased by SEK 23 billion or 9 per cent to SEK 229 billion (252) during the twelve- month period. The decrease for unit-linked insurance was 14 per cent.

Total income decreased by 7 percent to SEK 364 M (391), primarily as an effect of the lower asset values compared to last year. Operating costs and other costs, after deducting the change in deferred acquisition cost of SEK 59 M (69), rose by 1 per cent to SEK 413 M (408). The operating result, before current period change in surplus values, totalled SEK –49 M (-17).

The surplus value in life insurance operations is the present value of expected future profits from signed insurance contracts. The surplus value comprises unit-linked operations as well as commissioning agreements with traditional life insurance companies.

When determining the surplus value in the insurance portfolio an annual unit fund growth of 6 percent, i. e. 1.5 per cent per quarter is assumed. A higher or lower growth rate than assumed will result in positive or negative financial effects when computing the current year change. During the first quarter of 2001, the overall growth in unit funds was –12 per cent (+6 per cent), thus resulting in negative financial effects of SEK –644 M (294).

Total result from operations improved by SEK 182 M or 112 per cent to SEK 344 M (162). Total result less current period financial effects was SEK -300 M (456).

Volumes, SEK M	**2001-03**	**2000-03**
Sales volume		
Traditional life insurance, regular premium 27 (24) %	472	305
Unit-linked insurance, regular premium 17 (17) %	2 314	4 063
	2 786	**4 368**
Premium income		
Traditional life insurance	1 292	1 098
Unit-linked insurance	3 065	4 650
	4 357	**5 748**
Savings stock	**March 31**	**March 31**
Traditional life insurance	173 100	187 700
Unit-linked insurance	55 500	64 500
	228 600	**252 200**

Profit and loss account, SEK M

Administration agreements, traditional life insurance	91	80
Unit-linked insurance	242	271
Risk operations and other	31	40
Total income	**364**	**391**
Operating expenses	-442	-441
Capitalisation of acquisition costs	59	69
Goodwill and other	-30	-36
Total costs	**-413**	**-408**
Operating result	**-49**	**-17**
Change in surplus values [1]	-251	473
Total result	**-300**	**456**
Total result excl financial effects included in net surplus value change	**344**	**162**
Expense ratio per cent [2]	10.0	8.9
Return on allocated capital after tax, per cent [3]		
Excluding financial effects in surplus value change	19.8	11.9
Including financial effects	-5.9	30.0

Notes
[1] After deduction for change in capitalised acquisition costs
[2] Annual basis. Operating expenses as percentage of premiums earned
[3] Annual basis. Allocated capital SEK 4,900 M (3,900)

Calculation of surplus value and changes in surplus value
Surplus value in life insurance operations is calculated on the basis of assumptions regarding the future development of signed insurance contracts and a risk-adjusted discount rate. The most important assumptions are the following:

Discount rate	11 %
Return on capital, nominal assets	4 %
Return on capital, real assets	8 %
Surrender of contracts	5 %
Surrender of current premiums	5 %
Administrative expenses (Sweden only)	SEK 250/contract per year
	6 %
Mortality	According to industry experience

Surplus value accounting

Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.

Balance of surplus value (after deduction of capitalised acquisition costs)	**0103**	**0012**	**0009**	**0006**	**0003**
Opening balance	3 479	3 748	3569	3 615	3 142
Present values of new sales [1]	311	391	229	301	386
Return on existing policies	155	143	173	129	129
Realised surplus value in existing policies	-161	-188	-188	-187	-166
	305	346	214	243	349
Change in assumptions	0	2	0	33	-115
Actual outcome compared to assumptions [2]	147	160	92	88	14
Investment return in excess of assumptions [3]	-644	-700	-75	-333	294
	-497	-538	17	-212	193
Total change in surplus values before deduction of capitalised acquisition costs	**-192**	**-192**	**231**	**31**	**542**
Capitalisation of acquisition cost for the period	-164	-155	-128	-155	-146
Amortisation of capitalised acquisition cost	105	78	76	78	77
Total change in surplus values [4]	-251	-269	179	-46	473
Closing balance [5]	3 228	3 479	3 748	3 569	3 615

1) Sales defined as new contracts and extra premiums on existing contracts

2) The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of extensions of contracts as well as cancellations. Also included is the estimated cost of solvency, which increases with growth in fund values. However, the actual income and administrative expenses are included in full in the operating result.

3) Assumed unit growth is 6 per cent, i. e. 1,5 per cent per quarter. Actual for the first quarter of 2001 is – 12 per cent compared to plus 6 per cent in 2000 resulting in the negative financial effects of SEK –644 M (294).

4) Prepaid acquisition costs are capitalised in the accounts and amortised over 5 years.
Accordingly, the reported change in surplus values is adjusted by the net effect in the period.

5) Estimated surplus value according to the above is not included in the statutory balance sheet.

Appendix 4 Capital base for the SEB Financial Group of Undertakings

	March 2001	
Shareholders' equity in the balance sheet	43 745	
./. Result for the year and translation difference	-2 136	1)
./. Proposed dividend to be decided by the Annual General Meeting	-2 818	
./. Deductions from the financial group of undertakings	-1 219	2)
= Shareholders' equity in the capital adequacy	37 572	
Core capital contribution	1 827	
Minority interest	1 395	
./. Goodwill	-4 377	3)
= Core capital (tier 1)	36 417	
Dated subordinated debt	11 392	
./. Deductions for remaining maturity	-2 243	
Perpetual subordinated debt	16 631	
= Supplementary capital (tier 2)	25 781	
./. Deductions for investements in insurance companies	-8 772	4)
./. Deductions for other investements outside the financial group of undertakings	-542	
= Capital base	52 883	

To note:
Minority interest and goodwill is different between the balance sheet and the capital base due to the inclusion of companies in the capital adequacy calculation that are not consolidated in the Group's balance sheet, e.g. BOS S.A.

Result for the year and change in the translation difference compared to year end are not included in the core capital and the capital base since the accounts have not been verified by external auditors (1).

The deduction 2) from shareholders equity in the consolidated balance sheet consists mainly of non-restricted equity in subsidiaries that are not consolidated in the financial group of undertakings (insurance companies).

Goodwill in 3) includes only goodwill from acquisitions of companies in the financial group of undertakings, i.e. not insurance companies. Goodwill from acquisitions of insurance companies is deducted from the capital base 4).



Stockholm, 23 August 2001

Interim Report January-June 2001

Lower result due to weaker market conditions

- Operating result* amounted to SEK 4 245 M (5 919).
- Net interest income rose by 6 per cent to SEK 6 234 M (5 869).
- Net commission income decreased by 14 per cent, to SEK 5 958 M (6 939).
- Return on equity was 13.4 per cent (22.1).
- Staff costs decreased by 1 per cent, to SEK 6 236 M (6 298).
- Lending losses were down 53 per cent, to SEK 248 M (SEK 531 M)
- The Baltic´s result was up 42 per cent on a comparable basis.
- SEB had one million e-banking customers in mid-August.
- The European Commission decided to initiate an in-depth investigation of the proposed merger with FöreningsSparbanken. The integration planning proceeds well.

* Operating result includes pension settlements/provisions.

PRESIDENT´S STATEMENT

The first half of 2001 was characterised by a marked weakening in the global economy. Development in the US, Japanese and the European economies was weak. Industrial production has fallen in several countries, but consumption and the services sector have prevented a sharper decrease. The financial markets have been characterised by unrest, with falling stock markets during the first quarter, while a certain recovery was noted in the second quarter. Interest rates have been falling in most countries lately due to the weak economies.

Economic conditions in Sweden, Germany and the Baltic countries are important factors for SEB. Growth in the Baltic countries remained strong and stable. In Germany, however, the economy was weaker than anticipated, particularly with respect to private consumption, where price increases have undermined purchasing power. During the first quarter 2001 the Stockholm Stock Exchange fell sharply, but a recovery of 6 per cent in the second quarter limited the decline to 17 per cent for the half-year.

Household savings in Sweden and Germany have increased somewhat, but from low levels, as a consequence of increasing caution of the households as a result of falling stock markets and uncertainty in the labour market.

For SEB, the first six months of the year were weak, compared with the exceptionally strong results noted during the first half of 2000. However, the result for Corporate & Institutions remains very strong, in spite of the halved result in Enskilda Securities. It is also pleasing to see how our three subsidiary banks in the Baltic countries are growing in both sales and earnings.

The weakening of economic conditions became increasingly pronounced, particularly in Europe. Thus far, the positive trend noted on the stock markets during the second quarter does not appear to be lasting. For SEB, this means that further measures are being implemented to reduce costs over both the short and the long term.

The in-depth investigation into the merger has now started. The integration planning work is proceeding well.

THE GROUP

Summary of operating result per division and business area

SEK M	January-June 2001	January-June 2000	Change per cent
Personal Banking Sweden	888	1 154	- 23
Personal Banking International	0	214	- 100
Corporate and Institutions	2 697	2 880	- 6
Merchant Banking	1 528	1 232	24
Enskilda Securities	305	630	- 52
Mid Corporate	597	684	- 13
SEB Securities Services	285	344	- 17
SEB Germany	543	435	25
Investment Management & Life	199	320	- 38
The Baltic	253	125	102
Total all divisions	**4 580**	**5 128**	**- 11**
Joint Group incl. capital gains and elimination.	- 335	791	
Operating result	**4 245**	**5 919**	**- 28**
Changes in surplus values	113	427	- 74
Total result SEB Group	**4 358**	**6 346**	**- 31**

Income
Total income in January-June 2001 decreased by 9 per cent to SEK 15 377 M (16 932). The comparison with the preceding year was affected by exchange rate effects, the consolidation of Vilniaus Bankas and one-off items. Adjusted for these items affecting comparability, income decreased by 7 per cent. This decline is chiefly explained by lower commission income due to stock market related development.

Net interest income rose by 6 per cent to SEK 6 234 M (5 869). Adjusted for the items affecting comparability described above, net interest income declined by 1 per cent. The cost for the governmental deposit guarantee decreased by SEK 103 M.

Net commission income decreased by 14 per cent to SEK 5 958 M (6 939), compared with the first half of 2000. Adjusted for items affecting comparability, net commission income declined by 17 per cent. The income varied between different product areas and parts of the Group. The most significant decrease concerns net commission income from securities, which fell by 20 per cent in comparison with the first half of 2000. (Full disclosure is provided in note.)

Net result of financial transactions increased by 3 per cent to SEK 1 509 M (1 472), due to favourable results from trading in shares, bonds and derivatives. Adjusted for items affecting comparability, the increase was 2 per cent. The second quarter was significantly weaker than the first. (See further note.)

Other income amounted to SEK 1 676 M (2 652). Of this, capital gains and one off items accounted for SEK 743 M (1 428). Adjusted for these items and for exchange rate changes, income was unchanged.

Costs
Total costs increased by 4 per cent to SEK 11 143 M (10 667). Adjusted for items affecting comparability, including exchange rate changes, costs decreased by 2 per cent.

Staff costs, gross, decreased by 1 per cent to SEK 6 236 M (6 298). Adjusted for exchange rate effects and other items affecting comparability, staff costs declined by 7 per cent through a combination of efficiency improvement measures and staff reductions, primarily within Personal Banking Sweden, Merchant Banking and SEB Germany, and a decrease in calculated income-related compensation (SEK 280 M less, compared with the first half of 2000). As of 30 June 2001 the number of employees amounted to 20 950 (19 770). Adjusted for Vilniaus Bankas, which was not consolidated during the first half of last year, the number of employees declined by 430.

Staff costs, net, declined by 2 per cent to SEK 5 707 M (5 808). Adjusted for items affecting comparability, the decrease was 8 per cent. The compensation for the pension costs included in the gross costs increased to SEK 529 M (490), including the pension insurance scheme that has replaced the earlier profit-sharing system.

At the end of June 2001, total assets in the pension funds amounted to SEK 21 billion (23.2 at year-end 2000), while commitments were SEK 9.1 billion (8.0). Accordingly the surplus value as per 30 June 2001 amounted to SEK 11.9 billion.

Total costs for IT (including calculated cost for own personnel etc.) amounted to SEK 2.5 billion, to be compared with SEK 2.2 billion for the first half of 2000. Of this, external IT costs represented SEK 1 129 M (1 064).

As of 30 June, preparatory merger and integration work accounted for costs of SEK 70 M.

Depreciation amounted to SEK 916 M (846), of which goodwill accounted for SEK 357 M (326).

The remaining *restructuring reserve* for the acquisition of Trygg Hansa in 1997 was SEK 256 M at the beginning of 2001. Of this, SEK 152 M has been utilised during the first half of the year (of which SEK 85 M during the second quarter).

The acquisition of BfG in January 2000 resulted in a difference between equity and purchase price. The allocation and utilisation of the negative goodwill is described in *Appendix 1*.

Lending losses and doubtful claims
The Group's lending losses, including changes in the value of assets taken over and write-downs, amounted to SEK 248 M, net (531), of which SEK 212 M, net (439), in SEB Germany. The level of lending losses was 0.06 per cent (0.15).

Doubtful claims, net, i.e. after provisions of possible lending losses, remained at a stable level. The increase in Swedish currency to SEK 8 631 M (8 365 at year-end 2000) is explained by exchange rate changes. Approximately half of the doubtful claims, net, are performing.

The volume of pledges taken over declined to SEK 142 M (213 at year-end).

Non-life insurance business
Operating result for non-life insurance operations, mainly run-off, amounted to SEK 243 M (133). The increase was mainly due to capital gains of SEK 126 M from sales in the bond portfolio in the first quarter.

One-off items
Total one-off items in the first half of 2001 amounted to SEK 869 M (1 706), of which the entire amount for 2001 is attributable to the first quarter.

Operating result
Operating result declined 28 per cent to SEK 4 245 M (5 919). Adjusted for exchange rate effects and other items affecting comparability, operating result fell by 12 per cent. The result for the second quarter was lower than for the first, mainly due to one-off effects during the first quarter and lower net financial transactions during the second quarter.

Change in surplus in life insurance operations
The change in surplus in life insurance operations was influenced by the negative financial effects due to the decline in the stock market and amounted to SEK 113 M (427). See further in *Appendix* 3.

Total result
The Group's total result declined by 31 per cent to SEK 4 358 M (6 346). Adjusted for items affecting comparability, the decrease in total result was 16 per cent.

Deposits and lending
As of 30 June 2001, SEB's deposits from the Swedish public (households, companies, etc.) amounted to SEK 245.2 billion (221.5). This corresponded to a market share of 21.8 per cent (unchanged compared with 30 June 2000). Deposits from the household sector were SEK 59.1 billion (59.6), corresponding to a market share of 13.8 per cent (14.2).

The Group's lending to the public in Sweden increased to SEK 327 billion (304), which corresponded to a market share of 13.7 per cent (14.3) on 30 June. In the household market SEB´s lending increased to SEK 99.6 billion (91.1), giving a market share of 11.1 per cent (11.0).

In Germany, deposits from the public increased by 3 per cent to SEK 286 billion, while lending rose by 5 per cent to SEK 236 billion. SEB has a market share of approximately 1 per cent.

In the Baltic countries, SEB´s three subsidiary banks increased their total deposits by 19 per cent to approximately SEK 20 billion and their lending by 19 per cent to SEK 17 billion. The three banks have approximately one third of the Baltic market for both lending and deposits.

Assets under management
On 30 June 2001, the SEB Group had assets totalling SEK 892 M (912) under management, of which SEK 579 M (578) were managed by SEB Invest and SEK 107 M (112) by SEB Germany.

Credit portfolio
SEB's total credit portfolio increased during the first half of the year by SEK 35 billion, to SEK 961 billion (926). The main part of the increase is attributable to the Swedish corporate sector. Lending to the Swedish household sector has also increased, but at a somewhat lower growth rate compared to the previous year. Development within the bank sector and municipalities continues to be stable. The German subsidiary SEB AG contributed by SEK 353 billion (351 at year-end) to the total credit portfolio and now represents a share of approximately 37 per cent (38). SEB's credit classification system has also been applied to the German portfolio for some time now.

SEB' exposure within the telecommunication industry (operators and manufacturing companies) has been kept at a stable level during the second quarter and amounts to approximately SEK 14 billion. The telecommunication industry represents approximately 1.5 per cent (1.2) of the credit portfolio. The increase is attributable to short term exposure on existing clients, consisting mainly of foreign exchange risk hedging within normal daily operations. Exposure on the IT sector also increased somewhat during the first half of the year and now totals approximately SEK 5 billion.

The net exposure on emerging markets as per 30 June amounted to SEK 10 707 billion, a decrease of almost 7 per cent since year-end (11 483). The continued decline is mainly due to reduced exposures in Eastern and Central Europe as well as in Latin America. See further *Appendix 2.*

Risk management

Excluding Germany, the Group's risk taking through trading operations, or daily value at risk, averaged SEK 64 M during the first half of 2001, meaning that the Group could expect with 99 per cent certainty to lose no more than SEK 64 M during a single trading day. During the year, this risk varied between SEK 25 M and SEK 107 M. Following table shows how this risk was distributed by type of risk (SEK M).

	Min	Max	Average	30 June -01	31 Dec –00
Interest risk	30	109	59	80	35
Foreign exchange risk	4	29	9	7	6
Stock market risk	2	37	11	6	9
Diversification	-	-	-15	-13	-19
Total	25	107	64	80	31

In SEB Germany's markets, the corresponding daily value at risk was SEK 12 M. During the year, SEB Germany's value at risk varied between SEK 12 M and SEK 17 M, with an average value of SEK 15 M.

Sensitivity analysis

An increase of market interest rates by one percentage point as per 30 June 2001, would result in a reduction in the market value of the Group's all interest-bearing assets and liabilities, including derivatives, by SEK 2 300 M.

Capital base and capital adequacy

On the 30 June 2001, the capital base for the financial group of undertakings (excluding the insurance companies) amounted to SEK 54.2 billion (53.3 at year-end). Core capital was SEK 37.6 billion (36.5), of which SEK 1.8 billion constituted core capital contribution. (For calculation of the capital base see *Appendix 4).* The risk-weighted assets amounted to SEK 519.4 billion (495.6).

The core capital ratio amounted to 7.24 per cent (7.37 per cent at year-end 2000) and the total capital ratio to 10.43 per cent (10.76). The Group's goal is to maintain a core capital ratio of at least 7 per cent and a total capital ratio of not less than 10.5 per cent.

SEB now the largest shareholder in BOS

During the second quarter of 2001, SEB increased its ownership in the Polish Bank Ochrony Srodowiska (BOS) from 38 to 46 per cent. BOS is active in both the corporate and private segments. The bank has 52 branches and 1 600 employees.

Changes in ownership

In June, Investor became the largest owner in SEB through an exchange of shares within the Wallenberg sphere. By acquiring most of Knut and Alice Wallenberg Foundation's shareholding, Investor increased its share of the share capital in SEB from 10.0 to 19.2 per cent. Investor's share of the voting rights in SEB increased from 10.5 to 20.0 per cent.

The proposed merger with FöreningsSparbanken

In June, FöreningsSparbanken and SEB filed the notification regarding the proposed merger between the two banks with the Commission of the European Communities. In July, the Commission decided to initiate an in-depth investigation. A final decision can be expected in mid-November.

In order to provide the shareholders with best possible background documentation prior to taking a position with regard to the merger, both banks have decided to postpone the Extraordinary General Meetings until the fourth quarter.

Stockholm, 23 August, 2001

Lars H. Thunell
President and Group Chief Executive

The interim report for January-September 2001 will be published on 25 October 2001. SEB´s reports are available on the Internet (www.seb.net).

Additional information is available from:
Gunilla Wikman, Head of Group Communications, +46 8 763 81 25, mobile +46 70 763 8125
Lotta Treschow, Head of Investor Relations, +46 8 763 95 59, mobile +46 70 763 9559

This Interim Report has been reviewed by the auditors of the Bank.

THE DIVISIONS AND BUSINESS AREAS

As of 2001, SEB's operations are organised into six divisions: Personal Banking Sweden, Personal Banking International, Corporate & Institutions, SEB Germany (former BfG less merchant banking operations), Investment Management & Life and The Baltic & Poland.

Personal Banking Sweden – focus on competence and advisory service

The division is responsible for SEB's activities towards private individuals and small enterprises in Sweden. The division consists of SEB's retail banking business including the branch office network, the telephone bank, Swedish Internet banking services and the private bank SEB Enskilda Banken. Changes implemented during this spring included a concentration of all advisory services to private individuals to Enskilda Banken and a centralisation of customer- and profitability responsibility for the retail segment.

Personal Banking Sweden´s result for the first six months of this year amounted to SEK M 888 (1 154).

Underlying this result was a continued positive development in savings as well as in lending. The division's net interest earnings the first two quarters was 9 per cent higher than the corresponding period in 2000. The improvement was due to increased volumes and margins in savings, but also the mortgage-area showed continued growth both in volumes and market share.

A substantial part of the Division's operations focus on private customers who are active on the stock market. Accordingly, the second quarter was also affected to a large degree by the situation on the stock market. In total, commission income for the first half year declined by 35 per cent. However, a small improvement in brokerage and sales of mutual funds was evident in May and June, due to, among other things, an increased level of customer activities within Enskilda Banken. The private bank also has acquired 1 200 new customers so far this year, an increase of 5 per cent.

An example of SEB's focus on competence and advisory services is the new official license for Swedish equity advisors. So far this year, SEB has received 560 licenses, more than any other competitor on the Swedish market.

The total number of e-banking customers was nearly 622 000 as of 30 June. On the corporate market, the division now has 43 000 Internet-customers. A new portal for corporate customers was launched this spring.

Personal Banking Sweden's costs January-June were 3 per cent lower than in the same period last year. The number of employees decreased by 79.

Credit losses remained on a low level, SEK 33 M, a decrease of SEK M 64 compared with the first two quarters in 2000.

Personal Banking International

The activities of Personal Banking International include SEB Kort, Private Banking in Luxembourg (including BfG´s former private banking business in Luxembourg), the UK, Switzerland, Norway and Denmark as well as e-banking in Luxembourg, Norway and Denmark.

The operating result for the division was SEK 0 M (214).

Personal Banking International excluding SEB Kort -- close-down of e-banking in the UK
Private Banking International consists of two different parts:

- The fundamentally profitable private banking business in Luxembourg, the UK, Switzerland and Norway, now negatively effected by the low activity level on the financial markets.

- e-banking activities in Luxembourg, Norway, Denmark and the UK.

In Denmark the total number of e-banking customers is approximately 11 000. In Norway there has been a soft launch of SEB´s e-banking service in order to support existing Private Banking in the end of the second quarter. The launch will be carried out gradually step by step, just as in Denmark, without any large-scale marketing launch. The e-banking concept has also been launched in Luxembourg during the second quarter. This launch was very well received by existing private banking customers.

Last winter SEB made a decision to suspend the launch of an e-banking service in the British market. Due to the prevailing market conditions, SEB has now decided to discontinue e-banking operations in the UK entirely. The closing-down involves a limited non-recurring expense, which will be reported in the third quarter.

Most of the start-up costs for the development of SEB´s e-banking activities in Luxembourg, Denmark and Norway have now been accounted for.

The units within Personal Banking International excluding SEB Kort showed a combined result of SEK -206 M (13).

SEB Kort – increased card sales
SEB Kort reported a strong second quarter, meaning that the result for the first six months was better than during the same period last year, SEK 206 M (201). Despite some weakening in June, card sales increased by 5 per cent.

Income increased by 6 per cent. Net interest income was on par with the preceding year, despite rising interest rates and greater financing requirements, primarily due to the increased number of credit cards. Net commissions improved as a result of increased card revenues. Volumes increased outside the Nordic region, which had a positive effect on the exchange rate premium. The increased number of cards also meant that revenues in the form of annual fees were higher than previously.

Costs increased by 5 per cent. During the first months of the year, a number of IT projects were implemented, which resulted in high costs during the first quarter. Data processing costs are now in line with the preceding year. Other operating costs rose as a result of increased volumes.

Credit losses continued to increase. The trend with respect to unauthorised purchases, however, was not as dramatic during the second quarter as during the first months of the year.

Several international airlines has expressed interest in SEB Kort's Central Acquiring service since it was presented in Brussels in mid-May. This service, which is under development, has functioned well so far. However, a decline in the travel market was noted due to prevailing economic conditions and cost saving measures among corporate customers.

In June, Diners Club Denmark won first prize in the Teleperformance Grand Prix 2001 for the best call centre in Denmark. Diners Club Denmark has participated in this competition during the past four years and on all occasions was one of the leading companies.

Corporate & Institutions

The Corporate & Institutions division is focused on medium sized and large corporate and financial institutions. The division consists of the Merchant Banking, Mid Corporate, Enskilda Securities and Securities Services (custody) business areas.

The division's operating result for January-June 2001 was SEK 2 697 (SEK 2 880 M) despite the prevailing financial market climate. Merchant Banking continued to report very good results, due in part to good performance within the Fixed income and Futures product areas. Although Enskilda Securities was most negatively affected by the market conditions, it continued to strengthen its position in the Nordic stock markets.

Great efforts are being made to increase customer penetration in the Mid Corporate segment. The division further increased its focus on the use of capital and is working with the aim of maintaining costs on a competitive level.

Merchant Banking – strong performance for customer related business
Merchant Banking showed a strong performance for the seventh consecutive quarter within the customer driven business, and the positive income development continued, up 12 per cent compared to the same period the previous year. Total income increased by 8 per cent, while total costs increased by 4 per cent, resulting in a cost/income-ratio of 0.54 (0.55). The half year operating result amounted to SEK 1 528 M, an increase of 24 per cent.

The growing customer related income was partly attributable to good performance within the Debt Capital Markets, Securities Finance, Fixed Income and Futures areas. Cash Management, as well as Structured Finance, also reported strong half year results, despite a very weak telecom sector. The growth in customer income is not only attributable to increased business within the Tier 1 segment, but also from Tier 2 customers, as well as from increased business development in international financial institutions. Rising interest rates during the second quarter had a negative impact on Treasury Operations, especially in relation to the very good result in the first quarter.

Recently published league tables continue to rank Merchant Banking very high in a number of areas. For example, in Euromoney's annual customer survey of foreign exchange markets, SEB was considered to be the best dealer in the world on SEK and was also ranked highest among all Nordic players in the category "key relationship banks".

Investments within Merchant Banking's growth areas are funded by efficiency measures in mature areas. The underlying cost level, costs excluding performance related remuneration and exchange rate effects, were 3 per cent lower than in the corresponding period in the preceding year. This was achieved despite increased investments in new tailor-made internet applications for Merchant Banking's customers, and the most successful Trading Station is now being taken one step further and developed for other products and client segments.

Lending losses before recoveries remained at a low level, and the net after recoveries was positive for the first six months this year.

The long-term strategy to lower Merchant Banking's overall utilised capital, as well as reallocate capital from mature areas to growth areas, continued. The risk weighted assets within Merchant Banking's corporate lending portfolio (excluding structured products) had decreased by 3 per cent compared to a year ago despite the strengthened US dollar. During January-June 2001 the average daily Value at Risk was SEK 70 M, which was an increase by 34 per cent compared to the very low level during the previous year. The increase was related to the higher volatility in the markets this year.

Mid Corporate – focusing on tailor-made solutions
The result for the Mid-Corporate business area, including SEB Finans, amounted to SEK 597 M for the first six months of 2001, which was 13 percent below the result for the first half of 2000. Net interest income showed a stable trend, while commission revenues showed some decline compared with last year.

The result for Mid Corporate (excluding SEB Finans), which comprises small and medium sized companies, amounted to SEK 507 M for the first six months, a decline of 3 per cent. The effect of specialisation on the SME-market began to show a positive result despite negative market forces, which lead to lower commission revenues.

SEB Finans' result for the first half year amounted to SEK 90 M (160). The decline was largely due to a sole major lending loss that contributed to SEB Finans' lending losses totalling SEK 35 M. Net commission income for SEB Finans was also lower, compared with the preceding year. Nonetheless, SEB Finans strengthened its position in its areas of operations, and a number of major deals are near conclusion. Sales during the first six months were higher than during the corresponding period in 2000.

Costs were somewhat higher than last year (+9 percent). The cost increase is attributable to investments that will enable SEB Finans to meet customer requirements for tailor-made solutions.

Enskilda Securities – halved result in an unfavourable market

During the first quarter stock market activity as well as market capitalisation decreased significantly compared with the first quarter in 2000. This situation continued during the second quarter with falling stock prices and periodically declining volatility. Turnover fell on the exchanges in Stockholm and Helsinki, while the exchanges in Oslo and Copenhagen showed higher turnover.

Despite the unfavourable market conditions, Enskilda Securities continued to strengthen its positions in the Nordic markets, especially in Norway, Finland and Denmark. In all of these countries, Enskilda Securities has a market share well above 10 per cent. Enskilda Securities' equity trading turnover was somewhat lower in the second quarter than in the first but at the same time 19 per cent higher compared with the first six months in 2000.

During recent years, Enskilda Securities has invested in personnel and systems within Equity Research. The soundness of these investments is shown in several independent analyst rankings, in which Enskilda Securities further improved its position this year. These rankings are both Nordic and international.

Enskilda Securities' total income decreased by 30 per cent. Revenues from IPOs, new issues and equity trading were primarily affected by the less favourable conditions, while income from mergers and acquisitions reached the same level as last year after a strong second quarter. Also the secondary commission income,.which is the single most important source of income, was on a high level due to large volumes and increased market shares.

Total costs fell by 19 per cent, which was primarily an effect of reduced provisions for bonus payments to employees due to lower earnings. Pre-bonus costs increased by 14 per cent, due primarily to higher IT costs.

The operating result for the second quarter was SEK 155 M, to be compared with SEK 150 M for the first quarter this year.

SEB Securities Services – assets under custody decreased

The result for SEB´s custody service unit decreased by 17 per cent to SEK 285 M. Income remained at the same level as last year, SEK 510 M, mainly due to increased volumes. The number of transactions rose by 11 per cent to 1 900 000, while assets under custody fell by 25 per cent to SEK 1 900 billion.

Total costs increased by 33 per cent to SEK 225 M as a result of major investments during the first six months, primarily regarding IT-development. In addition, rising transaction volumes resulted in increased costs.

The market shares of the various segments remained stable, ranging between 30 and 75 per cent within the different segments.

SEB Germany – successful rebranding

On 2 April, SEB's operations in Germany, comprising BfG Bank AG with subsidiaries, changed their name to SEB. The nation-wide marketing campaign was very successful, and by June, 22 per cent of the Group's target customers in Germany recognised the SEB brand, meaning that more Germans than Swedes now recognise the SEB name. It has been decided that BfG Hypothekenbank will also change its name to SEB.

SEB Germany's result amounted to SEK 543 M (435). The weakened Swedish krona had a positive effect on the result. Total income for SEB Germany fell by 10 per cent in EUR and by 3 per cent in SEK. Total cost declined by 10 per cent in EUR and by 2 per cent in SEK.

Net interest income showed a relatively stable result amounting to SEK 1 990 M. However, the reduction in risk weighted assets made it possible to reduce allocated shareholders' equity by EUR 500 M, which in turn reduced net interest income on equity by about SEK 110 M. Commission income fell 18 per cent to SEK 693 M as a result of market trends.

During the first quarter, SEB AG sold its shares in Deutsche Börse, which resulted in a capital gain of EUR 26 M (about SEK 240 M).

The SEB Invest and SEB ImmoInvest funds continued to generate positive net inflows amounting to SEK 2 230 M during the first six months, which corresponded to unchanged market shares. Due to market trends, managed assets nonetheless were virtually at the same level as last year, SEK 107 M (112).

Since SEB's acquisition, risk-weighted assets have been reduced by nearly SEK 57 billion (down 25 per cent). During 2001, the reduction amounts to SEK 11 billion.

The number of e-banking customers continued to increase during the first six months with an additional 23 000 customers bringing the total to 169 500 by June. The migration of affluent private customers from branch offices to Advisory Centres was ahead of schedule. During the first six months, some 10 000 additional customers were attracted, bringing the total migration into the Advisory Centres to 38 000 to date. Activity among Internet customers also increased. Today, 15 per cent of all payments and share transactions as well as 35 per cent of account inquiries take place over the Internet.

Reconstruction work continued according to plan and resulted in the cost reduction noted above. Under the prevailing market conditions, the focus in restructuring work remains on continued cost reductions. The number of full time employees is already below the target for the end of the current year.

The previous SEB unit in Germany, Skandinaviska Enskilda Banken AG, will be merged with SEB AG during the autumn. (This unit is included in the Merchant Banking division of SEB AG and is thus not reported as part of the SEB Germany division.) In conjunction with this merger, additional restructuring will take place intended to further reduce SEB´s costs in Germany.

The SEB Germany division does not include those units (corporate customers, trading and the old Skandinaviska Enskilda Banken AG) that are internally included in the Merchant Banking division. *Appendix 1* therefore provides supplementary information consisting of the entire SEB AG Group's accounts stated in EUR. The figures for 2000, as for SEB Germany above, were adjusted for internal purchases and sales by Skandinaviska Enskilda Banken in Germany and BfG in Luxemburg. Adjustment was not made, however, for the external company sales completed by SEB AG during 2000.

Investment Management & Life – negatively affected by weak stock markets

The division comprises the business areas SEB Invest (former SEB Invest & Funds) and SEB Trygg Liv and accounts for the SEB Group's business within mutual funds, institutional portfolio management and life insurance products.

The division was affected by the downward trend on the stock markets with respect to both demand for savings products and the effect of the so-called surplus values in the life insurance business.

The operating result amounted to SEK 199 M (320). Total result, including change in surplus values in the life insurance business, was SEK 312 M (747). This constituted a recovery during the second quarter, compared with the first quarter for which the total result was a loss of SEK –133 M. For the period as a whole, the financial effects on the change in surplus values resulting from the negative stock market trend had a negative impact of SEK –485 M (+7). The division's revenues decreased somewhat to SEK 1 513 M (1 556). Costs increased by 6 per cent to SEK 1 306 M (1 230).

As per 30 June 2001, total assets managed by SEB Invest on behalf of the entire division amounted to SEK 579 billion (578). Of this total, portfolio management accounted for SEK 145 billion (119), traditional life insurance for SEK 245 billion (245) and mutual funds & unit linked insurance for SEK 189 billion (214). Since year-end total assets under management had decreased by 2 per cent.

SEB Invest

SEB Invest showed an operating result of SEK 287 M (312), a decrease of 8 per cent.

Revenues increased by 1 per cent to SEK 783 M (776). Lower costs for distribution of mutual funds compensated for the drop in stock prices. Net sales increased from SEK 6 billion to SEK 9 billion, above all due to an increase in institutional mandates. Costs rose by 7 per cent to SEK 496 M (464), mainly due to recruitment within asset allocation, hedge products and the mutual fund sales organisation. The cost increase mainly related to the first quarter.

Of the net flow to mutual fund companies in Sweden, SEB accounted for 9.8 per cent (14.6). Corresponding market share for the whole of 2000 was 8.9 per cent. The share of outstanding fund assets in the Swedish market was 18.5 per cent (21.5).

In June, SEB Invest and Schroders, a leading international asset management group, decided to enter into an advisory agreement. The agreement means that Schroders will become an advisor in the management of SEB's Asian, Japan and Emerging Markets funds. The co-operation gives SEB Invest's customers first-class investment management in these areas. It also frees SEB Invest's own resources, allowing them to be more sharply focused on maintaining a leading position in the Nordic region, Europe and North America, as well as in such areas as technology, pharmaceuticals, private equity and hedge funds.

In April, SEB Invest launched its second hedge fund, which is an interest hedge fund. As per 30 June, the capital managed by the fund amounted to SEK 675 M.

SEB Trygg Liv

Sales, i.e. new premiums and extra payments under existing insurance policies, amounted to SEK 5 290 M (7,574), a decrease of 30 per cent. 70 per cent of the decrease refers to the second quarter and derives mainly from single premium endowment assurance, which is sensitive to the prevailing market conditions. However, sales of running insurance policies, mainly occupational pensions, increased and contributed to increasing the current value of new sales for the period, compared with last year. Sales of occupational pensions rose by 31 per cent. Premium income (total premiums paid) declined by 18 per cent to SEK 8 560 M (10 422).

Total income decreased by 6 per cent, mainly as a result of lower asset values. The downward trend in the beginning of the year was broken during the last two months. Total costs, after deducting the change in deferred acquisition cost, rose by 6 per cent. However, the actual increase in costs during the twelve-month period was less than 1 per cent. Operating result totalled SEK –88 M (8) as a result of lower income and a lower amount of capitalised acquisition costs. Total result, excluding financial effects on changes in surplus values, rose to SEK 510 M (428), due to the increased sales of regular premiums insurance. Including financial effects on the surplus values, total result amounted to SEK 25 M (435). See further *Appendix 3* on SEB Trygg Liv.

SEB Trygg Liv's share of the Swedish life insurance market was 12.7 per cent (15.4) during the second quarter of 2001. This decline was primarily due to the deregulation of the occupational pension insurance market now in progress in which competition for newly generated volumes thus far largely favours companies that previously had a monopoly position and large volumes of redemptions of pension liabilities (due to early-retirement pension) for which SEB Trygg Liv in consideration of profitability elects not to compete. The market statistics do not include sales of the IPS pension product, which is being given priority over private pension insurance, or the Portfolio Bond endowment insurance, which is sold in the Swedish market by SEB Trygg Life in Ireland.

During the first six months several major companies selected SEB Trygg Liv as one of the suppliers of occupational pensions. SEB Trygg Liv's ambition is to continue to develop the business within occupational pension and other life insurance services and products paid by the employer, and to strengthen its strong position in the private market.

The main sales focus is on unit linked insurance, which represents the absolute majority of the sales. In the first half of 2001 the selection of funds offered as unit linked insurance was extended by 17 funds from external fund managers. In total, there are now some 70 funds in the range of unit linked insurance.

The Baltic & Poland – steady advances

The positive earnings trend continued for SEB's wholly owned banks in the Baltic region – Eesti Ühispank, Latvijas Unibanka and Vilniaus Bankas. The result for the first six months amounted to SEK 253 M, an increase of 102 per cent, compared with the preceding year, during which Vilniaus Bankas was not consolidated in SEB and only included as a share in profits. Pro forma, with full consolidation of Vilniaus Bankas, earnings increased by 42 per cent.

The reduction in growth in Europe has not affected the Baltic countries. The contribution of domestic demand to the countries' growth is increasingly great, at the same time as it also stimulates both domestic and foreign investment. This year, GDP is expected to increase by 5 to 6 per cent in Estonia and Latvia and by 4.5 per cent in Lithuania.

During the spring, Eesti Ühispank sold its Latvian subsidiary Saules Banka. Customer growth in the three banks is high. The number of private customer has increased by 27 per cent and the number of corporate customers by 8 per cent over the last twelve months.

The positive earnings trend for the banks is due primarily to increased deposit volumes (up 42 per cent), increased lending volumes (up 39 per cent) and the fact that costs are increasing more slowly than revenues. Use of the banks' Internet services is growing rapidly. Together, the three banks had 159,000 e-banking customers in June, which was an increase of nearly 50,000 since 1 January.

In June, SEB increased its ownership in the Polish Bank Ochrony Srodowiska (BOS) from 39 to 46 per cent. Through its minority ownership, SEB has contributed expertise primarily in international banking and given BOS customers access to the Group's international network. A unit for serving Scandinavian customers was established within BOS during the second quarter.

The SEB Group

Operational Profit and Loss Account

SEK M	January-June 2001	January-June 2000	Change per cent	Full year 2000
Net interest income	6 234	5 869	6	11 616
Net commission income	5 958	6 939	-14	13 846
Net result of financial transactions	1 509	1 472	3	3 552
Other operating income	1 676	2 652	-37	3 644
Total income	**15 377**	**16 932**	**-9**	**32 658**
Staff costs	-6 236	-6 298	-1	-12 761
Pension compensation	529	490	8	943
Other operating costs	-4 520	-4 013	13	-8 751
Depreciation	- 916	- 846	8	-1 763
Total costs	**-11 143**	**-10 667**	**4**	**-22 332**
Net credit losses etc	- 248	- 531	-53	- 890
Net result from associated companies	16	52	-69	95
Operating profit from non-life insurance operations	243	133	83	212
Operating result	**4 245**	**5 919**	**-28**	**9 743**
Change in surplus value in life insurance operations	113	427	-74	337
Total result	**4 358**	**6 346**	**-31**	**10 080**
Taxes	-1 365	-1 524	-10	-2 856
Taxes on change in surplus values	- 32	- 120	-73	- 94
Minority interests	- 67	- 145	-54	- 245
Total result after tax	**2 894**	**4 557**	**-36**	**6 885**

Key figures

	January-June 2001	January-June 2000	Full year 2000
Return on equity, %	13,4	22,1	16,9
Return including change in surplus values, %	13,0	22,3	16,5
Return on equity, 12 months moving average, %	12,4	17,0	16,9
Return including change in surplus values, 12 months moving average, %	11,8	18,6	16,5
Earnings per share, SEK	3,99	6,03	9,43
Earnings per share (Total result after tax), SEK	4,11	6,47	9,77
Income/cost ratio, SEB Group	1,38	1,59	1,46
Income/cost ratio, banking operations	1,34	1,54	1,42
Cost/income ratio, SEB Group	0,72	0,63	0,68
Cost/income ratio, banking operations	0,74	0,65	0,70
Lending loss level, %	0,06	0,15	0,12
Provision ratio for doubtful claims, %	46,6	54,0	49,1
Level of doubtful claims, %	1,38	1,15	1,35
Total capital ratio, %	10,43	10,96	10,76
Core capital ratio, %	7,24	7,60	7,37

Operational Profit & Loss Account, quarterly performance for the Group

SEK M	2001:2	2001:1	2000:4	2000:3	2000:2
Net interest income	3 164	3 070	2 898	2 849	2 986
Net commission income[1)]	2 965	2 993	3 507	3 400	3 237
Net result of financial transactions[1)]	534	975	1 294	786	572
Other operating income	521	1 155	598	394	1 367
Total income	**7 184**	**8 193**	**8 297**	**7 429**	**8 162**
Staff costs	-3 200	-3 036	-3 391	-3 072	-3 087
Pension compensation	231	298	227	226	319
Other operating costs	-2 251	-2 269	-2 847	-1 891	-2 095
Depreciation	- 461	- 455	- 508	- 409	- 419
Total costs	**-5 681**	**-5 462**	**-6 519**	**-5 146**	**-5 282**
Net credit losses etc	- 66	- 182	- 112	- 247	- 250
Net result from associated companies	17	- 1	20	23	22
Operating profit from non-life insurance operations	2	241	43	36	81
Operating result	**1 456**	**2 789**	**1 729**	**2 095**	**2 733**
Change in surplus value in life insurance operations	364	- 251	- 269	179	- 46
Total result	**1 820**	**2 538**	**1 460**	**2 274**	**2 687**
Taxes	- 565	- 800	- 613	- 719	- 886
Taxes on change in surplus value	- 102	70	76	- 50	12
Minority interests	- 38	- 29	- 36	- 64	- 21
Total result after tax	**1 115**	**1 779**	**887**	**1 441**	**1 792**

1) A reclassification of Q1 has been done between Net commission income SEK +60 M and Net result of financial transactions SEK -60 M.

Net commission income

SEK M	2001:2	2001:1	2000:4	2000:3	2000:2
Payments	259	283	286	296	276
Cards	479	445	426	375	401
Issue of securities	83	49	114	195	156
Custody and mutual fund	853	931	1 170	1 028	1 013
Courtage shares	541	662	659	724	679
Courtage other	34	47	47	36	52
Lending	116	105	116	166	129
Deposits	17	16	1	11	27
Guarantees	40	31	35	29	33
Advisory	254	89	241	199	211
Derivatives	10	79	32	46	66
Other[1]	71	166	91	74	40
SEB AG and The Baltic	658	602	756	595	556
Commission income	**3 415**	**3 505**	**3 974**	**3 774**	**3 639**
Payments	- 233	- 246	- 209	- 226	- 221
Securities	- 26	- 102	- 59	- 66	- 39
Other	- 88	- 58	- 69	- 16	- 45
SEB AG and The Baltic	- 103	- 106	- 130	- 66	- 97
Commission costs	**- 450**	**- 512**	**- 467**	**- 374**	**- 402**
Payments	505	482	503	445	456
Securities	1 485	1 587	1 931	1 917	1 861
Other	420	428	447	509	461
SEB AG and The Baltic	555	496	626	529	459
Net commission income	**2 965**	**2 993**	**3 507**	**3 400**	**3 237**

1) A reclassification of Q1 has been done by SEK +60 M.

Net result financial transactions

SEK M	2001:2	2001:1	2000:4	2000:3	2000:2
Skandinaviska Enskilda Banken[1]	83	419	621	288	198
Enskilda Securities[2]	32	121	145	159	67
SEB AG	19	49	64	61	44
Other	9	37	12	1	13
Realised and unrealised	**143**	**626**	**842**	**509**	**322**
Exchange rate fluctuations	391	349	448	291	262
Redemption of bonds			4	- 14	- 12
Net result financial transactions	**534**	**975**	**1 294**	**786**	**572**

1) Dividend on shares in the trading portfolio amounts to SEK 1 098 M in 2001:2 and SEK 193 M in 2001:1 and is included above. In 2000:2 the corresponding amount of SEK 134 M was reported as dividend and is not included above.
2) A reclassification of Q1 has been done by SEK –60 M.

Operational Profit and Loss Account by division

January-June 2001, SEK M	Personal Banking Sweden	Personal Banking International	SEB Germany	Corporate & Institutions	Investment Management & Life	The Baltic	Other incl. eliminations	SEB Group
Net interest income	1 613	150	1 990	2 325	30	569	- 443	6 234
Net commission income	1 034	803	693	2 346	1 090	271	-279	5 958
Net result of financial transactions	28	44	80	1 120	- 12	124	125	1 509
Other income	53	59	377	77	405	93	612	1 676
Total income	**2 728**	**1 056**	**3 140**	**5 868**	**1 513**	**1 057**	**15**	**15 377**
Staff costs	- 989	- 366	-1 371	-1 983	- 572	- 327	- 628	-6 236
Pension compensation	210	12		139	27	1	140	529
Other operating costs	-1 010	- 606	- 854	-1 349	- 712	- 196	207	-4 520
Depreciation	- 18	- 29	- 187	- 107	- 49	- 168	- 358	- 916
Total costs	**-1 807**	**- 989**	**-2 412**	**-3 300**	**-1 306**	**- 690**	**- 639**	**-11 143**
Net credit losses etc	- 33	- 46	- 212	129		- 115	29	- 248
Net result from associated companies		- 21	27		- 8	1	17	16
Operating profit from non-life insurance operations							243	243
Operating result	**888**	**0**	**543**	**2 697**	**199**	**253**	**- 335**	**4 245**
Change in surplus value in life insurance operations					113			113
Total result	**888**	**0**	**543**	**2 697**	**312**	**253**	**- 335**	**4 358**

Personal Banking Sweden

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	801	780	3	1 613	1 481	9
Net commission income	493	721	-32	1 034	1 597	-35
Net result of financial transactions	11	4	175	28	20	40
Other operating income	8	4	100	53	9	
Total income	**1 313**	**1 509**	**-13**	**2 728**	**3 107**	**-12**
Staff costs	-535	-536	0	- 989	-1 067	-7
Pension compensation	105	116	-9	210	189	11
Other operating costs	-497	-473	5	-1 010	- 948	7
Depreciation	-8	-19	-58	- 18	- 30	-40
Total costs	**-935**	**-912**	**3**	**-1 807**	**-1 856**	**-3**
Net credit losses	-16	-58	-72	- 33	- 97	-66
Operating result	**362**	**539**	**-33**	**888**	**1 154**	**-23**

Personal Banking International

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	77	86	-10	150	197	-24
Net commission income	394	469	-16	803	915	-12
Net result of financial transactions	22	68	-68	44	93	-53
Other operating income	52	10		59	22	168
Total income	**545**	**633**	**-14**	**1 056**	**1 227**	**-14**
Staff costs	-195	-181	8	- 366	- 348	5
Pension compensation	9	11	-18	12	19	-37
Other operating costs	-331	-301	10	- 606	- 545	11
Depreciation	-14	-14		- 29	- 28	4
Total costs	**-531**	**-485**	**9**	**- 989**	**- 902**	**10**
Net credit losses	-22	7		- 46	- 3	
Net result from associated companies	-4	-60	-93	- 21	- 108	-81
Operating result	**-12**	**95**	**-113**		**214**	**-100**

SEB Kort

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	44	29	52	67	66	2
Net commission income	312	319	-2	605	592	2
Other operating income	40	10		43	17	153
Total income	**396**	**358**	**11**	**715**	**675**	**6**
Staff costs	-93	-89	4	- 184	- 173	6
Pension compensation	9	11	-18	12	19	-37
Other operating costs	-159	-164	-3	- 277	- 271	2
Depreciation	-8	-9	-11	- 16	- 18	-11
Total costs	**-251**	**-251**		**- 465**	**- 443**	**5**
Net credit losses	-20	-21	-5	- 44	- 31	42
Operating result	**125**	**86**	**45**	**206**	**201**	**2**

Personal Banking International excl SEB Kort

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	33	57	-42	83	131	-37
Net commission income	82	150	-45	198	323	-39
Net result of financial transactions	22	68	-68	44	93	-53
Other operating income	12			16	5	
Total income	**149**	**275**	**-46**	**341**	**552**	**-38**
Staff costs	-102	-92	11	- 182	- 175	4
Other operating costs	-172	-137	26	- 329	- 274	20
Depreciation	-6	-5	20	- 13	- 10	30
Total costs	**-280**	**-234**	**20**	**- 524**	**- 459**	**14**
Net credit losses	- 2	28		- 2	28	
Net result from associated companies	-4	-60	-93	- 21	- 108	-81
Operating result	**-137**	**9**		**- 206**	**13**	

Corporate & Institutions

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	1 225	1 113	10	2 325	2 295	1
Net commission income	1 221	1 153	6	2 346	2 588	-9
Net result of financial transactions	329	390	-16	1 120	1 096	2
Other operating income	23	256	-91	77	297	-74
Total income	**2 798**	**2 912**	**-4**	**5 868**	**6 276**	**-7**
Staff costs	-1 039	1 012	3	-1 983	-2 233	-11
Pension compensation	69	71	-3	139	117	19
Other operating costs	-694	-590	18	-1 349	-1 164	16
Depreciation	-57	-52	10	- 107	- 95	13
Total costs	**-1 721**	**-1 583**	**9**	**-3 300**	**-3 375**	**-2**
Net credit losses	109	-23		129	- 21	
Operating result	**1 186**	**1 306**	**-9**	**2 697**	**2 880**	**-6**

Merchant Banking

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	643	627	3	1 277	1 343	-5
Net commission income	363	235	54	687	553	24
Net result of financial transactions	261	275	-5	901	656	37
Other operating income	7	130	-95	46	154	-70
Total income	**1 274**	**1 267**	**1**	**2 911**	**2 706**	**8**
Staff costs	-504	-433	16	- 992	- 932	6
Pension compensation	45	47	-4	90	77	17
Other operating costs	-335	-300	12	- 616	- 593	4
Depreciation	-22	-27	-19	- 41	- 46	-11
Total costs	**-816**	**-713**	**14**	**-1 559**	**-1 494**	**4**
Recoveries	153	7		176	20	
Operating result	**611**	**561**	**9**	**1 528**	**1 232**	**24**

Mid Corporate

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	457	481	-5	923	924	0
Net commission income	70	80	-13	142	179	-21
Net result of financial transactions	23	23		43	43	
Other operating income	4	8	-50	13	18	-28
Total income	**554**	**592**	**-6**	**1 121**	**1 164**	**-4**
Staff costs	-127	-114	11	- 245	- 221	11
Pension compensation	16	17	-6	33	28	18
Other operating costs	-130	-118	10	- 255	- 235	9
Depreciation	-2	-1	100	- 4	- 3	33
Total costs	**-243**	**-216**	**13**	**- 471**	**- 431**	**9**
Net credit losses	-45	-30	50	- 53	- 49	8
Operating result	**266**	**346**	**-23**	**597**	**684**	**-13**

Enskilda Securities

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	53	-64		5	- 95	
Net commission income	617	664	-7	1 163	1 507	-23
Net result of financial transactions	32	84	-62	153	373	-59
Other operating income	8	112	-93	11	115	-90
Total income	**710**	**796**	**-11**	**1 332**	**1 900**	**-30**
Staff costs	-362	-421	-14	- 656	- 998	-34
Other operating costs	-162	-117	38	- 317	- 235	35
Depreciation	-32	-24	33	- 60	- 45	33
Total costs	**-556**	**-562**	**-1**	**-1 033**	**-1 278**	**-19**
Recoveries	1			6	8	-25
Operating result	**155**	**234**	**-34**	**305**	**630**	**-52**

SEB Securities Services

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	75	72	4	126	129	-2
Net commission income	171	174	-2	354	349	1
Net result of financial transactions	13	8	63	23	24	-4
Other operating income	4	6	-33	7	10	-30
Total income	**263**	**260**	**1**	**510**	**512**	**0**
Staff costs	-44	-38	16	- 85	- 73	16
Pension compensation	8	7	14	15	12	25
Other operating costs	-66	-58	14	- 153	- 106	44
Depreciation	-1			- 2	- 1	100
Total costs	**-103**	**-89**	**16**	**- 225**	**- 168**	**34**
Operating result	**160**	**171**	**-6**	**285**	**344**	**-17**

SEB Germany

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	963	1 110	-13	1 990	2 113	-6
Net commission income	346	355	-3	693	845	-18
Net result of financial transactions	67	135	-50	80	124	-35
Other operating income	101	59	71	377	158	139
Total income	**1 477**	**1 659**	**-11**	**3 140**	**3 240**	**-3**
Staff costs	-691	-689	0	-1 371	-1 352	1
Other operating costs	-407	-501	-19	- 854	- 947	-10
Depreciation	-95	-86	10	- 187	- 174	7
Total costs	**-1 193**	**-1 276**	**-7**	**-2 412**	**-2 473**	**-2**
Net credit losses	-112	-129	-13	- 212	- 439	-52
Net result from associated companies	7	57	-88	27	107	-75
Operating result	**179**	**311**	**-42**	**543**	**435**	**25**

Investment Management & Life

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	11	14	-21	30	28	7
Net commission income	534	562	-5	1 090	1 116	-2
Net result of financial transactions	-5	4		- 12	4	
Other operating income	199	204	-2	405	408	-1
Total income	**739**	**784**	**-6**	**1 513**	**1 556**	**-3**
Staff costs	-298	-266	12	- 572	- 521	10
Pension compensation	14	13	8	27	21	29
Other operating costs	-344	-330	4	- 712	- 689	3
Depreciation	-25	-22	14	- 49	- 41	20
Total costs	**-653**	**-605**	**8**	**-1 306**	**-1 230**	**6**
Net result from associated companies	-5	-4	25	- 8	- 6	33
Operating result	**81**	**175**	**-54**	**199**	**320**	**-38**
Change in surplus value in life insurance operations	364	-46		113	427	-74
Total result	**445**	**129**		**312**	**747**	**-58**

SEB Invest

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	-3	-1	200	3		
Net commission income	372	395	-6	773	774	0
Net result of financial transactions	5	4	25	6		
Other operating income		-2	-100	1	2	-50
Total income	**374**	**396**	**-6**	**783**	**776**	**1**
Staff costs	-156	-137	14	-291	-260	12
Pension compensation	14	13	8	27	21	29
Other operating costs	-104	-115	-10	-215	-213	1
Depreciation	-8	-7	14	-17	-12	42
Total costs	**-254**	**-246**	**3**	**- 496**	**-464**	**7**
Operating result	**120**	**150**	**-20**	**287**	**312**	**-8**

SEB Trygg Liv

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	14	15	-7	27	28	-4
Net commission income	17	16	6	29	33	-12
Net result of financial transactions	-10			- 18	4	
Other operating income	344	357	-4	692	715	-3
Total income	**365**	**388**	**-6**	**730**	**780**	**-6**
Staff costs	-142	-129	10	- 281	- 261	8
Other operating costs	-240	-215	12	- 497	- 476	4
Depreciation	-17	-15	13	- 32	- 29	10
Total costs	**-399**	**-359**	**11**	**- 810**	**- 766**	**6**
Net result from associated companies	-5	-4	25	- 8	- 6	33
Operating result	**-39**	**25**		**- 88**	**8**	
Change in surplus value in life insurance operations	364	-46		113	427	-74
Total result	**325**	**-21**		**25**	**435**	**-94**

The Baltic

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	291	123	137	569	244	133
Net commission income	147	66	123	271	130	108
Net result of financial transactions	53	35	51	124	61	103
Other operating income	27	20	35	93	33	182
Total income	**518**	**244**	**112**	**1 057**	**468**	**126**
Staff costs	-166	-75	121	- 327	- 147	122
Pension compensation				1		
Other operating costs	-103	-59	75	- 196	- 113	73
Depreciation	-84	-40	110	- 168	- 83	102
Total costs	**-353**	**-174**	**103**	**- 690**	**- 343**	**101**
Net credit losses	-37	-32	16	- 115	- 33	
Net result from associated companies		15	-100	1	33	-97
Operating result	**128**	**53**	**142**	**253**	**125**	**102**

Statutory Profit and Loss Account

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Income							
Interest income	*14 006*	*12 763*	*10*	*27 859*	*25 113*	*11*	*51 196*
Interest costs	*-10 852*	*-9 795*	*11*	*-21 646*	*-19 277*	*12*	*-39 640*
Net interest income	3 154	2 968	6	6 213	5 836	6	11 556
Dividends received [*]	1 144	839	36	1 365	857	59	877
Commission income [***]	*3 314*	*3 542*	*-6*	*6 730*	*7 608*	*-12*	*15 132*
Commission costs	*- 450*	*- 402*	*12*	*- 962*	*- 828*	*16*	*-1 669*
Net commission income [1]	2 864	3 140	-9	5 768	6 780	-15	13 463
Net result of financial transactions [2) ***]	-554	573	-197	236	1 468	-84	3 544
Other operating income	326	391	-17	1 315	1 536	-14	2 208
Income from banking operations	**6 934**	**7 911**	**-12**	**14 897**	**16 477**	**-10**	**31 648**
Costs							
Staff costs	-3 061	-2 961	3	-5 963	-6 053	-1	-12 234
General administrative costs	-1 494	-1 515	-1	-3 066	-2 905	6	-5 985
Depreciation and write-downs of tangible and intangible fixed assets	- 445	- 405	10	- 885	- 817	8	-1 703
Other operating costs	- 604	- 496	22	-1 169	- 941	24	-2 360
Costs from banking operations	**-5 604**	**-5 377**	**4**	**-11 083**	**-10 716**	**3**	**-22 282**
Profit/loss from banking operations before credit losses	**1 330**	**2 534**	**-48**	**3 814**	**5 761**	**-34**	**9 366**
Net credit losses [3]	- 58	- 222	-74	- 207	- 554	-63	- 858
Change in value of seized assets	- 8	- 14	-43	7	40	-83	43
Write-down of financial fixed assets		- 14	-100	- 48	- 17	182	- 75
Net result from associated companies	22	26	-15	24	58	-59	104
Operating profit from banking operations	**1 286**	**2 310**	**-44**	**3 590**	**5 288**	**-32**	**8 580**
Operating profit from insurance operations [4]	- 61	104	-159	126	141	-11	220
Operating profit	**1 225**	**2 414**	**-49**	**3 716**	**5 429**	**-32**	**8 800**
Pension compensation	231	319	-28	529	490	8	943
Profit before tax and minority interests	**1 456**	**2 733**	**-47**	**4 245**	**5 919**	**-28**	**9 743**
Taxes	- 565	- 886	-36	-1 365	-1 524	-10	-2 856
Minority interests	- 38	- 21	81	- 67	- 145	-54	- 245
Net profit for the period [**]	**853**	**1 826**	**-53**	**2 813**	**4 250**	**-34**	**6 642**

*) In 2001 dividend on shares in Merchant Banking´s trading portfolio amounts to SEK 1 291 M (Q2 2001: 1 098, Q2 2000: 134). 2000 included an extra ordinary dividend of SEK 440 M.

	Q2 2001	Q2 2000	January-June 2001	January-June 2000	Full year 2000
**) Earnings per share, SEK	1,21	2,59	3,99	6,03	9,43
Number of shares	704 557 680	704 557 680	704 557 680	704 557 680	704 557 680

***) A reclassification of Q1 has been done between Net commission income SEK +60 M and Net result of financial transactions SEK -60 M

1) Net commission income

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Payment commissions	662	674	-2	1 320	1 167	13	2 424
Securities commissions	1 524	2 008	-24	3 171	4 283	-26	8 137
Other commissions	678	458	48	1 277	1 330	-4	2 902
Net commission income	**2 864**	**3 140**	**-9**	**5 768**	**6 780**	**-15**	**13 463**

2) Net result of financial transactions

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Shares/participations	- 133	- 148	-10	354	272	30	- 44
Interest-bearing securities	358	104		534	294	82	413
Other financial instruments	- 801	391		- 754	607		1 693
Realised result	- 576	347		134	1 173	-89	2 062
Shares/participations	439	- 408		- 160	- 480	-67	- 451
Interest-bearing securities	- 129	- 42		- 100	- 165	-39	105
Other financial instruments	- 676	421		- 375	325		493
Unrealised value changes	- 366	- 29		- 635	- 320	98	147
Exchange rate fluctuations	391	267	46	740	630	17	1 360
Redemption of bonds	- 3	- 12	-75	- 3	- 15	-80	- 25
Net result of financial transactions	**-554**	**573**	**-197**	**236**	**1 468**	**-84**	**3 544**

3) Net credit losses

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Individually appraised receivables:							
Reported write-down, incurred losses	-1 034	- 738	40	-1 327	- 955	39	-3 496
Reversal of previous provisions for possible losses, reported as incurred losses in current years accounts	881	547	61	1 075	614	75	2 569
Reported provision for possible losses	- 280	- 305	-8	- 564	- 731	-23	-1 552
Recovered from losses incurred in previous years	109	65	68	215	148	45	612
Reversal of previous provisions for possible losses	257	122	111	379	253	50	638
Reported net cost for individually appraised receivables	- 67	- 309	-78	- 222	- 671	-67	-1 229
Receivables appraised by category:							
Reported write-down, incurred losses	- 23	- 24	-4	- 50	- 42	19	- 57
Reported provision for possible losses	- 3	- 5	-40	- 8	- 6	33	- 8
Recovered from losses incurred in previous years	7	7		14	16	-13	24
Withdrawal from reserve for lending losses							
Reported net cost for receivables appraised by category	- 19	- 22	-14	- 44	- 32	38	- 41
Allocation to/withdrawal from reserve for political risks abroad	7	121	-94	49	182	-73	363
Contingent liabilities	21	- 12		10	- 33	-130	49
Net credit losses	**- 58**	**- 222**	**-74**	**- 207**	**- 554**	**-63**	**- 858**

4) Operating profit from insurance operations

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Non-life operations	1	81	-99	243	133	83	212
Life operations	- 62	23		- 117	8		8
Operating profit from insurance operations	**- 61**	**104**	**-159**	**126**	**141**	**-11**	**220**

Cash flow analysis

SEK M	January-June 2001	Full year 2000	January-June 2000
Cash flow before changes in lending and deposits	2 544	10 795	18 873
Increase in lending to the public	-16 308	-36 262	-2 256
Increase in deposits from the public	40 625	27 113	26 701
Cash flow, current operations	**26 861**	**1 646**	**43 318**
Cash flow, investment activities	**-2 761**	**41 291**	**40 568**
Cash flow, financing activities	**-6 623**	**-20 630**	**-18 815**
Cash flow for the period	**17 477**	**22 307**	**65 071**
Liquid funds at beginning of year	46 532	24 225	24 225
Cash flow for the period	17 477	22 307	65 071
Liquid funds at end of period	**64 009**	**46 532**	**89 296**

Balance sheet

SEK M	30 June 2001	31 December 2000	30 June 2000
Lending to credit institutions	166 393	164 673	195 850
Lending to the public	621 572	605 759	566 471
Interest-bearing securities	182 199	158 047	119 352
- *Financial fixed assets*	*5 070*	*4 736*	*5 492*
- *Financial current assets*	*177 129*	*153 311*	*113 860*
Shares and participations	11 982	8 688	11 508
Assets used in the insurance operations	68 927	71 749	74 963
Other assets	136 588	113 894	131 117
Total assets	**1 187 661**	**1 122 810**	**1 099 261**
Liabilities to credit institutions	225 346	217 364	196 211
Deposits and borrowing from the public	460 512	419 887	410 835
Securities issued, etc.	195 806	199 103	199 761
Liabilities of the insurance operations	66 314	66 932	71 930
Other liabilities and provisions	167 073	146 505	149 840
Subordinated liabilities	30 902	31 410	31 915
Shareholders' equity [1]	41 708	41 609	38 769
Total liabilities and shareholders' equity	**1 187 661**	**1 122 810**	**1 099 261**

1) Change in shareholders' equity

SEK M	30 June 2001	31 December 2000	30 June 2000
Opening balance	41 609	33 006	33 006
New share issue		4 067	4 067
Dividend to shareholders	-2 818	-2 466	-2 466
Result, holding of own shares		21	
Translation difference	104	339	- 88
Net profit for the period	2 813	6 642	4 250
Closing balance	**41 708**	**41 609**	**38 769**

Derivative contracts

30 June 2001	Contracts on the asset side		Contracts on the liability side	
SEK M	Book value	Market value	Book value	Market value
Interest-related	17 905	17 905	19 422	19 422
Currency-related	54 522	56 814	47 924	51 238
Equity-related	874	874	537	537
Other	10	10	10	10
Total	**73 311**	**75 603**	**67 893**	**71 207**

On 30 June 2001 the notional value of the Group's derivatives contracts amounted to SEK 4 208 billion (SEK 4 148 billion on 30 June 2000).

The book value of derivative instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations which is the object of hedge accounting.

Problem loans and seized assets

SEK M	30 June 2001	31 December 2000	30 June 2000
Doubtful claims	16 153	16 437	14 419
Provision for possible lending losses	-7 522	-8 072	-7 789
Doubtful claims, net	**8 631**	**8 365**	**6 630**
Claims subject to interest reduction	271	308	301
Total volume of problem loans	**8 902**	**8 673**	**6 931**
Level of doubtful claims	**1,38**	**1,35**	**1,15**
(Doubtful claims (net) in relation to lending and leasing (net) at end of period, per cent)			
Provision ratio for doubtful claims	**46,6**	**49,1**	**54,0**
(Reserve for possible lending losses in relation to doubtful claims (gross), per cent)			
Pledges taken over			
Buildings and land	45	104	110
Shares and participations	97	109	149
Total volume of pledges taken over	**142**	**213**	**259**

The soft loans of the Group are included among claims subject to interest reduction.

The shortfall in income due to interest deferments was SEK 2 M (3), while unpaid interest on non-performing loans amounted to SEK 109 M (143).

On 30 June 2001, the Group had SEK 129 M (284) in non-performing loans in Sweden on which interest income was reported. These loans are not included among the problem loans, since the corresponding collateral covers both interest and principal.

Skandinaviska Enskilda Banken (parent company)

Profit and Loss Account

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Income							
Interest income	*7 199*	*6 829*	*5*	*14 439*	*12 895*	*12*	*27 250*
Leasing income	*148*	*117*	*26*	*295*	*227*	*30*	*459*
Interest costs	*-6 111*	*-5 704*	*7*	*-12 314*	*-10 626*	*16*	*-22 879*
Net interest income [1]							
Dividends received [*]	1 463	863	70	1 691	885	91	2 157
Commission income	*1 294*	*1 727*	*-25*	*2 665*	*3 601*	*-26*	*6 958*
Commission costs	*- 213*	*- 269*	*-21*	*- 404*	*- 525*	*-23*	*-1 000*
Net commission income [2]	1 081	1 458	-26	2 261	3 076	-26	5 958
Net result of financial transactions [3]	- 759	433		- 198	806	-125	2 298
Other operating income	236	444	-47	1 010	1 282	-21	1 990
Total income	**3 257**	**4 440**	**-27**	**7 184**	**8 545**	**-16**	**17 233**
Costs							
Staff costs	-1 397	-1 633	-14	-2 675	-3 177	-16	-6 470
Other administrative expenses	-1 154	- 884	31	-2 343	-1 808	30	-3 985
Depreciation and write-downs of tangible and intangible fixed assets	- 77	- 81	-5	- 153	- 156	-2	- 317
Other operating costs	- 278	- 363	-23	- 618	- 598	3	-1 282
Total costs	**-2 906**	**-2 961**	**-2**	**-5 789**	**-5 739**	**1**	**-12 054**
Profit/loss before credit losses	**351**	**1 479**	**-76**	**1 395**	**2 806**	**-50**	**5 179**
Net credit losses [4]	103	- 11		135	20		144
Change in value of seized assets	- 5	- 8	-38	- 5	- 8	-38	- 8
Write-down of financial fixed assets		- 110	-100		- 110	-100	- 658
Operating profit	**449**	**1 350**	**-67**	**1 525**	**2 708**	**-44**	**4 657**
Pension provision	206	319	-35	494	490	1	943
Profit before appropriations and tax	**555**	**1 669**	**-61**	**2 019**	**3 198**	**-37**	**5 600**
Other appropriations [**]	- 223	- 427	-48	- 784	- 966	-19	-2 307
Taxes	- 34	- 286	-88	- 217	- 448	-52	- 472
Net profit for the period	**398**	**956**	**-58**	**1 018**	**1 784**	**-43**	**2 821**

*) In 2001 dividend on shares in Merchant Banking´s trading portfolio amounts to SEK 1 291 M (Q2 2001: 1 098, Q2 2000: 134). 2000 included an extra ordinary dividend of SEK 440.

**) Group contributions reported directly against equity.

1) Net interest income

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Interest income	7 199	6 829	5	14 439	12 895	12	27 250
Leasing income	148	117	26	295	227	30	459
Interest costs	-6 111	-5 704	7	-12 314	-10 626	16	-22 879
Leasing depreciation	- 44	- 40	10	- 88	- 73	21	- 148
Net interest income	**1 192**	**1 202**	**-1**	**2 332**	**2 423**	**-4**	**4 682**

2) Net commission income

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Payment commissions	154	337	-54	344	693	-50	1 416
Securities commissions	661	903	-27	1 428	1 912	-25	3 580
Other commissions	266	218	22	489	471	4	962
Net commission income	**1 081**	**1 458**	**-26**	**2 261**	**3 076**	**-26**	**5 958**

3) Net result of financial transactions

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Shares/participations	- 5	6	-183	- 5	6	-183	65
Interest-bearing securities	279	- 32		460	42		394
Other financial instruments	- 966	134		- 901	320		725
Realised result	- 692	108		- 446	368		1 184
Shares/participations	- 4	97	-104	- 8	- 9	-11	- 15
Interest-bearing securities	- 115	16		- 124	- 61	103	- 199
Other financial instruments	- 254	- 22		- 211	- 26		211
Unrealised value changes	- 373	91		- 343	- 96		- 3
Exchange rate fluctuations	306	234	31	591	534	11	1 117
Net result of financial transactions	**- 759**	**433**		**- 198**	**806**	**-125**	**2 298**

4) Net credit losses

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Individually appraised receivables							
Reported write-down, incurred losses	- 696	- 60		- 744	- 102		-1 420
Reversal of previous provisions for possible losses reported as incurred losses in current period's accounts	671	51		705	85		1 295
Reported provision for possible losses	- 42	- 63	-33	- 114	- 201	-43	- 520
Recovered from losses incurred in previous years	58	21	176	111	57	95	372
Reversal of previous provisions for possible losses	99	21		122	104	17	164
Reported net cost for individually appraised receivables	90	- 30		80	- 57		- 109
Receivables appraised by category							
Reported write-down, incurred losses		- 14	-100		- 22	-100	- 52
Reported provision for possible losses							- 4
Recovered from losses incurred in previous years		6	-100		12	-100	22
Withdrawal from provision for lending losses							
Reported net cost for receivables appraised by category		- 8	-100		- 10	-100	- 34
Allocation to/withdrawal from reserve for political risks abroad	7	27	-74	49	87	-44	279
Contingent liabilities	6			6			8
Total	**103**	**- 11**		**135**	**20**		**144**

Cash flow analysis

SEK M	January-June 2001	Full year 2000	January-June 2000
Cash flow before changes in lending and deposits	6 129	7 813	30 070
Increase (-)/decrease (+) in lending to the public	5 643	-31 782	-13 797
Increase (+)/decrease (-) in deposits from the public	27 624	15 923	19 540
Cash flow, current operations	**39 396**	**-8 046**	**35 813**
Cash flow, investment activities	**- 309**	**-19 546**	**-16 264**
Cash flow, financing activities	**-8 837**	**-3 598**	**- 751**
Cash flow for the period	**30 250**	**-31 190**	**18 798**
Liquid funds at beginning of year	45 261	76 451	76 451
Cash flow for the period	30 250	-31 190	18 798
Liquid funds at end of period	**75 511**	**45 261**	**95 249**

Balance sheet

SEK M	30 June 2001	31 December 2000	30 June 2000
Lending to credit institutions	213 726	184 849	224 297
Lending to the public	214 946	220 493	203 007
Interest-bearing securities	136 324	118 418	81 390
- Financial fixed assets	*3 360*	*2 962*	*2 601*
- Financial current assets	*132 964*	*115 456*	*78 789*
Shares and participations	*50 446*	*44 485*	*42 018*
Other assets	103 197	94 112	95 852
Total assets	**718 639**	**662 357**	**646 564**
Liabilities to credit institutions	213 629	198 618	180 620
Deposits and borrowing from the public	262 274	234 650	238 278
Securities issued, etc.	46 999	52 518	54 274
Other liabilities and provisions	141 304	120 194	117 888
Subordinated liabilities	27 707	28 207	29 298
Shareholders' equity [1]	26 726	28 170	26 206
Total liabilities and shareholders' equity	**718 639**	**662 357**	**646 564**

1) Change in shareholders' equity

SEK M	30 June 2001	31 December 2000	30 June 2000
Opening balance	28 170	22 294	22 294
New share issue		4 067	4 067
Dividend to shareholders	-2 818	-2 466	-2 466
Group contributions, net	341	1 436	509
Result, holding of own shares		21	
Translation difference	15	- 3	18
Net profit for the period	1 018	2 821	1 784
Closing balance	**26 726**	**28 170**	**26 206**

Statutory Profit and Loss Account					Operational Profit and Loss Account	
SEK M	January-June 2001	SEB Trygg Liv	Internal trans-actions bank-insurance	Reclassification	January-June 2001	
Net interest income	6 213	21			6 234	Net interest income
Dividends received	1 365	2		-1 367		
Net commission income	5 768		190		5 958	Net commission income
Net result of financial transactions	236	- 18		1 291	1 509	Net result of financial transactions
Other operating income	1 315	689	- 404	76	1 676	Other operating income
Income from banking operations	**14 897**	**694**	**- 214**	**0**	**15 377**	**Total income**
Staff costs	-5 963	- 278	5		-6 236	Staff costs
				529	529	Pension compensation
General administrative costs	-3 066	- 398		3 464		
Depreciation and write-downs of tangible and intangible fixed assets	- 885	- 31			- 916	Depreciation
Other operating costs	-1 169	- 96	209	-3 464	-4 520	Other operating costs
Costs from banking operations	**-11 083**	**- 803**	**214**	**529**	**-11 143**	**Total costs**
Profit/loss from banking operations before credit losses	**3 814**					
Net credit losses	- 207			- 41	- 248	Net credit losses etc
Change in value of seized assets	7			- 7		
Write-down of financial fixed assets	- 48			48		
Net result from associated companies	24	- 8			16	Net result from associated companies
Operating profit from banking operations	**3 590**					
Operating profit from insurance operations	126	117			243	Operating profit from non-life insurance operations
Operating profit	**3 716**	**0**	**0**	**529**	**4 245**	**Operating result**
				113	113	Change in surplus value in life insurance operations
					4 358	**Total result**
Pension compensation	529			- 529		
Taxes	-1 365				-1 365	Taxes
				- 32	- 32	Taxes on change in surplus values
Minority interests	- 67				- 67	Minority interests
Net profit for the period	**2 813**	**0**	**0**	**81**	**2 894**	**Total result after tax**

Appendix 1

SEB AG in the SEB Group

Profit & Loss Account adapted to Swedish Accounting Principles

EUR M	2001:2	2001:1	2000:4	2000:3	2000:2	2000:1	Full year 2000	Normal quarter 2000
Net interest income	118	127	120	126	142	128	516	129
Net commission income	45	41	58	54	48	66	226	56
Net result of financial transactions	5	7	10	10	5	20	45	11
Other operating income	11	36	5	14	7	13	39	10
Total income	**179**	**211**	**193**	**204**	**202**	**227**	**826**	**206**
Staff costs	- 80	- 82	- 77	- 85	- 87	- 84	- 333	- 83
Other operating costs	- 62	- 65	- 81	- 69	- 80	- 70	- 300	- 75
Total costs	**- 142**	**- 147**	**- 158**	**- 154**	**- 167**	**- 154**	**- 633**	**- 158**
Net credit losses etc	- 15	- 10	- 18	- 18	- 15	- 36	- 87	- 22
Net result from associated companies			2				2	
"External" Profit	**22**	**54**	**19**	**32**	**20**	**37**	**108**	**26**
Operating profit from non-life insurance operations		- 27			- 9	- 18	- 27	
"Normal" Profit	**22**	**27**	**19**	**32**	**11**	**19**	**81**	**26**

At the beginning of 2001 the reserves amounted to EUR 463,5 M. The allocation and utilisation during 2001 is showed in the table below:

Allocation and utilisation of reserves

EUR M	Reserve for credit losses	Social plan	Restructuring reserves	Total
Opening balance 2001	112,3	67,1	284,1	463,5
Utilised Q 1		-23,4	-26,7	-50,1
Utilised Q 2	-0,6	-6,9	-27,6	-35,1
Closing balance 30 June 2001	**111,7**	**36,8**	**229,8**	**378,3**

Of the utilisation of the restructuring reserve (EUR 26,7 M + EUR 27,6 M = EUR 54,3 M) EUR 34,4 M covers the change of brand name from BfG to SEB.

Appendix 2

Credit exposure by industry sector

	2001-06-30	%	*of which SEB AG*	%	2000-12-31	%	*of which SEB AG*	%
Corporates and banks								
Banks	170 306	17,8	*71 395*	*20,2*	171 707	18,4	*69 546*	*19,9*
Finance and insurance	57 796	6,0	*7 618*	*2,2*	44 330	4,8	*8 664*	*2,5*
Property management	117 815	12,3	*68 919*	*19,6*	113 888	12,3	*62 896*	*17,9*
Wholesale and retailing, hotels and restaurants	36 995	3,8	*8 623*	*2,4*	38 649	4,2	*9 257*	*2,6*
Transportation	35 850	3,7	*1 639*	*0,5*	35 195	3,8	*1 203*	*0,3*
Other service sectors	24 624	2,6	*107*	*0,0*	24 977	2,7	*91*	*0,0*
Construction	10 885	1,1	*3 309*	*0,9*	10 110	1,1	*3 541*	*1,0*
Manufacturing	102 669	10,7	*9 912*	*2,8*	84 816	9,2	*10 447*	*3,0*
Other	91 662	9,5	*33 338*	*9,4*	87 829	9,5	*36 964*	*10,5*
	648 602	**67,5**	***204 860***	***58,0***	**611 501**	**66,0**	***202 609***	***57,7***
Public administration								
Municipalities, County Councils	15 712	1,6	-	-	16 235	1,8	-	-
Municipality-owned companies	27 186	2,8	-	-	26 993	2,9	-	-
German and Baltic Municipalities and Federal states	52 038	5,5	*51 385*	*14,5*	48 928	5,3	*48 924*	*13,9*
	94 936	**9,9**	***51 385***	***14,5***	**92 156**	**10,0**	***48 924***	***13,9***
Households								
Housing loans (first-mortgage loans)	82 832	8,6	*10 112*	*2,9*	76 769	8,3	*9 331*	*2,7*
Other loans	129 719	13,5	*87 082*	*24,6*	130 879	14,1	*90 114*	*25,7*
	212 551	**22,1**	***97 194***	***27,5***	**207 648**	**22,4**	***99 445***	***28,4***
Not distributed by sector and industry	**5 011**	**0,5**	**-**	**-**	**15 141**	**1,6**	**-**	**-**
Total credit portfolio	**961 100**	**100**	***353 439***	***100***	**926 446**	**100**	***350 978***	***100***
Repos								
Credit institutions	55 262		-		36 193		-	
General public	36 974		-		53 159		-	
	92 236		**-**		**89 352**		**-**	

Exposure on Emerging Markets, geographically distributed, SEK M

Emerging Markets, 30 June 2001	Total	*of which SEB AG*
Asia	**4 396**	**350**
Hong Kong	487	71
China	814	100
Other Specified Countries	2 261	75
Latin America	**3 831**	**406**
Brazil	1 926	19
Eastern- and Central Europe[6]	**1 832**	**950**
Russia	932	333
Africa and Middle East	**2 827**	**228**
Turkey	896	16
Total, Gross	**12 886**	**1 934**
Provision	2 179	1 019
Total, Net	**10 707**	**915**

1. Includes Hong Kong, China, India, Pakistan, Taiwan and Macao and not 2.
2. Includes Philippines, Malaysia, Thailand, Korea and Indonesia
3. Includes Brazil, Argentina, Mexico and Peru
4. Includes Russia, Estonia, Latvia, Lithuania, Poland, Czech Republic Slovakia, Romania, Hungary, Slovenia, Croatia, Kazakhstan and Ukraine
5. Includes Turkey, Iran, Saudi Arabia, Egypt, Israel, South Africa, Ethiopia and Algeria
6. Exposure trough the Baltic subsidiaries of the bank is not included

Appendix 3

SEB Trygg Liv
SEB Trygg Liv focuses on the sale and administration of unit-linked insurance products as well as their equivalent for account of the traditional mutual life insurance business. SEB Trygg Liv is a wholly owned life group which ultimate parent is Skandinaviska Enskilda Banken. From an accounting point of view, the life business is separate from the traditional banking activities. SEB Trygg Liv's accounts are presented in this Appendix according to generally accepted accounting standards within the insurance business.

The market was adversely affected during the first half of the year by the continued decline in market values. The demand for single-premium endowment assurance dropped significantly while the market for occupational pension insurance is more stable. Total new issues of single-premium unit linked in Sweden during the first half of 2001 amounted to 7.6 billion (18.2), an almost 60 per cent drop compared to prior year.

SEB Trygg Liv reported a decline in sales of -30 per cent (+55) compared with the preceding year. In accordance with the market as a whole, single-premium endowment assurance for the private market accounted for most of the decline. Most sales, 81 (92) per cent pertained to unit-linked products, of which 12 (13) per cent was attributable to sales through the subsidiary SEB Trygg Life (Ireland), primarily the investment product Life Assurance Portfolio Bond for the Swedish market.

Sales, i.e. new premiums and extra payments under existing insurance policies, decreased by SEK 2 284 M, or 30 per cent, to SEK 5 290 M (7 574). The main portion or 70 per cent of the decrease took place during the first quarter. The present value of sales increased due to increased sales of regular premium business, mainly corporate pension plans. Premium income (premiums paid) decreased less than sales, by 18 per cent to SEK 8 560 M (10 422). In total, the value of assets under management decreased by SEK 16 billion or 6 percent to SEK 236 billion (252) during the twelve month period, mainly due to the decline in market values. The decrease for unit-linked was 6 per cent.

Total income decreased by 6 percent to 730 M (780), mainly as a result of the lower asset values compared to last year. Operating costs and other costs, after deducting the change in deferred acquisition cost of SEK 105 M (146), rose by 6 percent to SEK 818 M (772). However, the actual increase in costs during the twelve-month period was less than 1 per cent. Operating result, before current period change in surplus values, totalled SEK –88 M (8) as a result of lower income and a lower amount of capitalised acquisition costs. A smaller improvement was notified during the second quarter.

The surplus value in life insurance operations is the present value of expected future profits from signed insurance contracts. The surplus value comprises unit-linked operations as well as commissioning agreements with traditional life insurance companies.

When determining the surplus value in the insurance portfolio an annually unit fund growth of 6 per cent, that is 1.5 percent per quarter, is assumed. A higher or lower growth rate than assumed will result in positive or negative financial effects when computing the current year change. During 2001, the overall growth in unit funds was minus 8 per cent (+3), thus resulting in negative financial effects of SEK 485 M (7) M. The second quarter effect was a positive SEK 159 M.

Total result from operations improved by SEK 82 M or 19 per cent to SEK 510 M (428). Total result including financial effects was SEK 25 M (435).

Volumes, SEK M

	2001-06	2000-06
Sales volume		
Traditional life insurance, regular premium 27.3 (23.0) %	1 031	574
Unit-linked insurance, regular premium 20.4 (14.0) %	4 259	7 000
	5 290	**7 574**
Premium income		
Traditional life insurance	2 595	2 249
Unit-linked insurance	5 965	8 173
	8 560	**10 422**
Savings stock	**June 30**	**June 30**
Traditional life insurance	175 800	186 900
Unit-linked insurance	60 100	64 800
	235 900	**251 700**

Profit and loss account, SEK M

	2001-06	2000-06
Administration agreements, traditional life insurance	185	166
Unit-linked insurance	492	533
Risk operations and other	53	81
Total income	**730**	**780**
Operating expenses	-858	-849
Capitalisation of acquisition costs	105	146
Goodwill and other	-65	-69
Total costs	**-818**	**-772**
Operating result	**-88**	**8**
Change in surplus values [1]	113	427
Total result	**25**	**435**
Total result excluding financial effects included in net surplus value change	**510**	**428**
Expense ratio per cent [2]	10.0	8.1
Return on allocated capital after tax, per cent [3]		
Excluding financial effects in surplus value change	15.0	15.8
Including financial effects	0.7	16.1

Notes

[1] After deduction for change in capitalised acquisition costs

[2] Annual basis. Operating expenses as percentage of premiums earned

[3] Annual basis. Allocated capital SEK 4 900 M (3 900)

Calculation of surplus value and changes in surplus value

Surplus value in life insurance operations is calculated on the basis of assumptions regarding the future development of signed insurance contracts and a risk-adjusted discount rate. The most important assumptions are the following (valid since 31 December 1998):

Discount rate	11 %
Return on capital, nominal assets	4 %
Return on capital, real assets	8 %
Surrender of contracts	5 %
Surrender of current premiums	5 %
Administrative expenses (Sweden only)	SEK 250/contract per year
Growth in fund units	6 %
Mortality	According to industry experience

Surplus value accounting

Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.

Balance of surplus value

(after deduction of capitalised acquisition costs)	0106	0103	0012	0009	0006
Opening balance	3 228	3 479	3 748	3569	3 615
Present values of new sales [1]	405	311	391	229	301
Return on existing policies	155	155	143	173	129
Realised surplus value in existing policies	-196	-161	-188	-188	-187
Current change from operations	**364**	**305**	**346**	**214**	**243**
Change in assumptions	0	0	2	0	33
Actual outcome compared to assumptions [2]	-113	147	213	85	88
Investment return in excess of assumptions [3]	159	-644	-753	-68	-333
	46	-497	-538	17	-212
Total change in surplus values before deduction of capitalised acquisition costs	**410**	**-192**	**-192**	**231**	**31**
Capitalisation of acquisition cost for the period	-149	-164	-155	-128	-155
Amortisation of capitalised acquisition cost	103	105	78	76	78
Total change in surplus values 4)	**364**	**-251**	**-269**	**179**	**-46**
Closing balance 5)	**3 592**	**3 228**	**3 479**	**3 748**	**3 569**

1) Sales defined as new contracts and extra premiums on existing contracts

2) The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist extensions of contracts as well as cancellations. Also included is the estimated cost of solvency, which increases with growth in fund values. However, the actual income and administrative expenses are included in full in the operating result.

3) Assumed unit growth is 6 per cent, i. e. 1.5 per cent per quarter. Actual for the second quarter of 2001 is +5 per cent resulting in the positive effect of SEK 159 M (-333).

4) Prepaid acquisition costs are capitalised in the accounts and amortised over 5 years. Accordingly, the reported change in surplus values is adjusted by the net effect in the period.

5) Estimated surplus value according to the above is not included in the statutory balance sheet.

Appendix 4

Capital base for the SEB Financial Group of Undertakings

	June 2001	
Shareholders' equity in the balance sheet	41 708	
./. Estimated dividend for the period in 2001	-1 409	
./. Deductions from the financial group of undertakings	-1 156	1)
= Shareholders' equity in the capital adequacy	39 143	
Core capital contribution	1 843	
Minority interest	1 246	
./. Goodwill	-4 646	2)
= Core capital (tier 1)	37 586	
Dated subordinated debt	11 613	
./. Deductions for remaining maturity	-2 696	
Perpetual subordinated debt	17 505	
= Supplementary capital (tier 2)	26 422	
./. Deductions for investements in insurance companies	-9 272	3)
./. Deductions for other investements outside the financial group of undertakings	-558	
= Capital base	54 178	

To note:

Minority interest and goodwill is different between the balance sheet and the capital base due to the inclusion of companies in the capital adequacy calculation that are not consolidated in the Group's balance sheet.

The deduction 1) from shareholders equity in the consolidated balance sheet consists mainly of non-restricted equity in subsidiaries that are not consolidated in the financial group of undertakings (insurance companies).

Goodwill in 2) includes only goodwill from acquisitions of companies in the financial group of undertakings, i.e. not insurance companies. Goodwill from acquisitions of insurance companies is deducted from the capital base 3).



Stockholm, 25 October 2001

Interim Report January-September 20[illegible]

Third quarter in line with [illegible]

- Operating result* amounted to
- Net interest income rose by 9 per cent to SEK [illegible]
- Net commission income decreased by 17 per cent, to SEK 8 580 M (10 [illegible]).
- Costs increased by 6 per cent to SEK 16 707 M, but down 2 per cent on a comparable basis.
- Return on equity was 12.2 per cent (19.1).
- Credit losses amounted to SEK 390 M (778)

In order to realise the potential of SEB's basic strategy there is a need

- to increase customer satisfaction
- to increase the co-operation and cross-selling within SEB
- to create a cost efficient culture

* Operating result includes pension settlements/provisions.

PRESIDENT'S STATEMENT

The result of the third quarter remained stable in spite of our main markets - Sweden and Germany - showing poor growth during the third quarter. In both countries, the industrial cycle has been declining this year, and consumer confidence has fallen. Stock markets have been weak.The weaker markets have had a negative effect on SEB's earnings – especially regarding equity-related commission income. But the third quarter result is on the same level as in the second quarter. Costs have come down and credit losses are low.

The result in the Merchant Banking area is strong, on the income side due to good performance for customer-driven business. Cost efficiency measures continue to yield a decreasing underlying cost base. In SEB Germany the restructuring measures continues according to plan. In Enskilda Securities result is weaker, as in most investment banks, and cost reduction measures have been taken. The Baltic banks continue to expand with strong results.

The withdrawal of the notification to the European Commission concerning the planned merger between SEB and FöreningsSparbanken was a disappointment to us all. I regret that we were not given the opportunity to create a large European bank from a Swedish base. The reasons behind the merger are still valid; i.e. the need for cost efficiency and a larger base to be able to participate in the consolidation of the European market.

Our strategy basically remains the same - to develop business with our customers in our existing markets. We have a strong base in our relations to Nordic corporate customers and the demanding private customers in Sweden and we are a leading Nordic Asset Manager. Weaker markets, however, calls for adaption of the strategy in relation to our previous ambitions. Our priorities now to realise the potential of our current businesses, including the acquisitions we have made in Germany and the Baltics.

We need to strengthen *customer focus* all through our organisation. External studies have shown that customer satisfaction has decreased in Sweden amongst retail customers. This is an area we are now addressing, partly by increased focus on our local branches, where we are reinforcing their role. We will continue to develop our internet services, since they are important channels to many of our customers.

One of our more interesting potentials not fully utilised is the *cross-selling* opportunity. This will require an increase of co-ordination between different parts of our group.

We are adapting our costs to the weaker markets in order to create a long term *cost efficiency* culture in the group. An efficiency programme started this summer with decisions made that will reduce costs on a yearly basis of SEK 1.5 billion. This programme is now being enlarged to be able to cut costs further. The first phase of cost reductions is already on its way and effects will be seen during 2002. The total cost reduction programme which focuses on support and administrative functions amounts to SEK 3 billion and will give a net effect - after increases in growth areas - of SEK 2.5 billion on a yearly basis from the beginning of 2003.

To sum up, our strategy basically remains to focus on our strong customer relations on the corporate side as well as with the demanding private customers in our markets in Northern Europe. The renewed management team is strongly committed to this strategy and to the actions needed to increase customer satisfaction, especially on the retail side, to better co-ordinate the different parts of the group. Even though markets may improve we have to plan for a prolonged weak economy and increase cost efficiency both in the short and long term.

THE GROUP

Summary of operating result per division and business area

SEK M	January-September 2001	January-September 2000	Change per cent
Personal Banking Sweden	1 423	1 596	-11
Personal Banking International	-45	243	-119
Corporate and Institutions	3 886	4 491	-13
Merchant Banking	2 294	2 030	13
Enskilda Securities	288	954	-70
Mid Corporate	923	1 008	-8
SEB Securities Services	398	510	-22
SEB Germany	693	706	-2
SEB Invest	365	492	-26
SEB Trygg Liv	-138	60	
SEB Baltic	402	183	120
Total all divisions	**6 586**	**7 771**	**-15**
Joint Group incl. capital gain and elimination.	-880	243	
Operating result	**5 706**	**8 014**	**-29**
Changes in surplus values	-367	606	-161
Total result SEB Group	**5 339**	**8 620**	**-38**

Income

Total income in January-September 2001 decreased by 8 per cent to SEK 22 519 M (24 361). The comparison with the preceding year was affected by one-off items and the consolidation of Vilniaus Bankas. Furthermore, the weak Swedish krona creates a currency translation difference that also affects comparison with last year. This decline was attributable mainly to lower commission income due to stock market

developments but also to a decrease in the line item Other income due to one-off income items last year. Adjusted for items affecting comparability, total income decreased by 9 per cent.

Net interest income rose by 9 per cent to SEK 9 546 M (8 718). The third quarter was stronger than the first two quarters of the year. The cost for the governmental deposit guarantee declined by SEK 155 M. Adjusted for the items affecting comparability described above, net interest income increased by 1 per cent.

Net commission income decreased by 17 per cent to SEK 8 580 M (10 339). The third quarter was weaker than the first two quarters of the year. The income varied between different product areas and parts of the Group. Commission income from cards rose by 19 per cent, while equity related commission income fell by 27 per cent in comparison with the first nine months of 2000. Adjusted for items affecting comparability, net commission income declined by 21 per cent. (Full disclosure is provided in note on page 15.)

Net result of financial transactions was virtually unchanged, SEK 2 271 M (2 258). A good performance in Merchant Banking more than offset the decrease in Enskilda Securities. Adjusted for items affecting comparability, net result of financial transactions was unchanged. (See further note page 15.)

Other income amounted to SEK 2 122 M (3 046). Of this, capital gains and other items affecting comparability accounted for SEK 929 M (1 857). Adjusted for these items and for exchange rate movements, income was down 3 per cent.

Costs

Total costs increased by 6 per cent to SEK 16 707 M (15 813). Adjusted for items affecting comparability, including exchange rate changes, costs decreased by 2 per cent.

Staff costs, gross, decreased by 1 per cent to SEK 9 257 M (9 370). Adjusted for exchange rate effects and other items affecting comparability, staff costs declined by 7 per cent. This was achieved through a combination of efficiency improvement measures and staff reductions, primarily within Personal Banking Sweden, Merchant Banking and SEB Germany, and a decrease in calculated income-related compensation (SEK 580 M less, compared with January-September 2000). As of 30 September 2001 the number of employees amounted to 20 811 (19 596). Adjusted for Vilniaus Bankas, which was not consolidated during the first nine months of 2000, the number of employees declined by 386.

Staff costs, net, decreased by 2 per cent to SEK 8 491 M (8 654). Adjusted for items affecting comparability, the decrease was 8 per cent. The compensation for the pension costs included in the gross costs increased to SEK 766 M (716), including the pension insurance scheme that has replaced the earlier profit-sharing system.

At the end of September 2001, total assets in the pension funds amounted to SEK 17.5 billion (23.2 at year-end 2000), while commitments were SEK 9.1 billion (8.0). Accordingly the surplus value as per 30 September 2001 amounted to SEK 8.4 billion (15.2).

Total costs for IT (including calculated cost for own personnel etc.) amounted to SEK 3.6 billion (3.1). Of this, external IT costs represented SEK 1 647 M (1 571).

Depreciation amounted to SEK 1 383 M (1 255), of which goodwill accounted for SEK 537 M (487).

The remaining *restructuring reserve* for the acquisition of Trygg Hansa in 1997 was SEK 256 M at the beginning of 2001. Of this, SEK 177 M has been utilised during the first nine months of the year (of which SEK 25 M during the third quarter).

The acquisition of BfG in January 2000 resulted in a difference between equity and purchase price. The allocation and utilisation of the negative goodwill is described in *Appendix 1.*

Merger and restructuring costs

Costs for the planned and discontinued merger with FöreningsSparbanken and integration work amounted to SEK 200 M, of which SEK 130 M in the third quarter.

Furthermore, decisions have been taken to close down e-banking operations in the UK and reduce activities in Private Banking Norway, SEB Invest Norway and within Enskilda Securities. This has resulted in a restructuring charge of SEK 103 M in the third quarter.

Further actions have been and will be decided upon in order to create an extensive cost cutting programme. The restructuring charge for this programme is estimated to amount to an additional SEK 600 M and will be accounted for in the fourth quarter of 2001 and the beginning of 2002.

Credit losses and doubtful claims

The Group's credit losses, including changes in the value of assets taken over and write-downs, amounted to SEK 390 M, net (778), of which SEK 348 M, net (599), in SEB Germany. The improvement depends mainly of lower credit losses and to some extent higher recoveries during 2001.The level of credit losses was 0.07 per cent (0.15).

Doubtful claims, gross amounted to SEK 15 875 M, (16 437). SEK 8 984 M of the doubtful claims are non-performing loans and SEK 6 891 M are performing loans (loans where interest and amortisation are current). Doubtful claims net after deducting general reserves amounted to SEK 7 209 M (7 280). The provision ratio for doubtful claims including general reserves was 54.6 per cent (55.7). The provision ratio for non-performing loans was 58.0 per cent and for performing loans 35.2 (see further page 26). The level of doubtful claims, net, has declined from 1.35 to 1.24.

The volume of pledges taken over was unchanged: SEK 215 M (213 at year-end).

Non-life insurance and run-off

Operating result for non-life insurance, mainly run-off, amounted to SEK 279 M (169). The increase was mainly due to capital gains of SEK 126 M from sales in the bond portfolio in the first quarter. SEB´s non-life insurance operations were not affected by the terror attacks in September.

One-off items

Total one-off income items in the first nine months of 2001 amounted to SEK 869 M (1 656), of which the entire amount for 2001 is attributable to the first quarter. Non-recurring costs for merger and restructuring amounted to SEK 303 M (50), of which SEK 233 M (0) refers to the third quarter.

Operating result

Operating result decreased by 29 per cent to SEK 5 706 M (8 014). Adjusted for exchange rate effects and other items affecting comparability, operating result fell by 17 per cent. The result for the third quarter was somewhat better than for the second, mainly due to lower costs.

Change in surplus in life insurance operations

The change in surplus in life insurance operations was influenced by the negative financial effects due to the decline in the stock market and amounted to SEK -367 M (606). See further in *Appendix* 2.

Total result

The Group's total result, that is, operating result with the addition of change in surplus in life insurance operations, declined by 38 per cent to SEK 5 339 M (8 620). Adjusted for items affecting comparability, the decrease in total result was 28 per cent.

Assets under management

On 30 September 2001, the SEB Group had assets under management totalling SEK 816 billion (930). Of this, SEK 535 billion (601) are managed by SEB Invest and SEK 107 billion (114) by SEB Germany.

Credit portfolio

As per 30 September 2001, SEB's lending volume amounted to SEK 714 billion.

The total credit portfolio also includes contingent liabilities, such as letters of credits, guarantees and credit commitments as well as exposure due to derivative contracts. SEB's total credit portfolio increased by approximately SEK 48 billion to SEK 974 billion from year-end (926). A significant factor for the increase has been the currency translation due to the weakening of the Swedish krona. Some of the increase is attributable to the corporate sector. Lending to the Swedish household sector has also continued its stable growth since year-end. SEB AG's credit exposure amounts to SEK 374 billion (351) and represents a share of approximately 38 per cent (38) of the total portfolio.

Exposure within the telecommunications industry (operators and manufacturing companies) was continuously stable, totalled approximately SEK 14 billion. Exposure on the IT sector amounted to almost SEK 5 billion. Exposure on airlines, hotels, travel and tourism, cruises, ferries and non-life insurance amounted to SEK 13 billion.

The net exposure on emerging markets as per 30 September amounted to SEK 9.6 billion, a decrease of 16 per cent since year-end (11.5). The continued decline is mainly due to reduced exposures in Asia and Latin America. See further *Appendix 3.*

Risk management

Excluding Germany, the Group's risk taking through trading operations, or daily value at risk, averaged SEK 68 M during the first nine months of 2001, meaning that the Group could expect with 99 per cent certainty to lose no more than SEK 68 M during a single trading day. During the year, this risk varied between SEK 35 M and SEK 110 M. Following table shows how this risk was distributed by type of risk (SEK M).

	Min	Max	Average	30 Sep 2001	31 Dec 2000
Interest risk	29	113	62	84	35
Foreign exchange risk	2	31	10	11	6
Stock market risk	1	37	9	2	9
Diversification	-	-	-14	-4	-19
Total	**35**	**110**	**67**	**93**	**31**

In SEB Germany's markets, the corresponding daily value at risk was SEK 9 M. During the first nine months of the year, SEB Germany's value at risk varied between SEK 4 M and SEK 36 M, with an average value of SEK 19 M.

Sensitivity analysis

An increase of market interest rates by one percentage point as per 30 September 2001, would result in a reduction in the market value of the Group's all interest-bearing assets and liabilities, including derivatives, by SEK 2 000 M.

Capital base and capital adequacy

On the 30 September 2001, the capital base for the financial group of undertakings (excluding the insurance companies) amounted to SEK 53.7 billion (53.3 at year-end). Core capital was SEK 37.5 billion (36.5), of which SEK 1.9 billion constituted core capital contribution. (For calculation of the capital base see *Appendix 4).* The risk-weighted assets amounted to SEK 515.5 billion (495.6).

The core capital ratio amounted to 7.27 per cent (7.37 per cent at year-end 2000) and the total capital ratio to 10.41 per cent (10.76). The Group's goal is to maintain a core capital ratio of at least 7 per cent and a total capital ratio of not less than 10.5 per cent.

Discontinuation of the merger with FöreningsSparbanken

On 19 September FöreningsSparbanken and SEB withdrew the notification to the European Commission concerning the planned merger between the banks. The reason is that an approval of the planned merger by the European Commission implies such extensive concessions that the value of the merger would be lost, among other reasons, through a lack of synergies.

Stockholm, 25 October, 2001

Lars H. Thunell
President and Group Chief Executive

Financial information during 2002

21 February	Publication of year-end accounts
10 April	Annual General Meeting
7 May	Interim report January-March
22 August	Interim report January-June
7 November	Interim report January-September

SEB´s reports are available on the Internet (www.seb.net).

Additional information is available from:
Gunilla Wikman, Head of Group Communications, +46 8 763 81 25
Lotta Treschow, Head of Investor Relations, +46 8 763 95 59

This Interim Report has not been reviewed by the auditors of the Bank.

THE DIVISIONS AND BUSINESS AREAS

SEB's operations are organised into seven divisions: Personal Banking Sweden, Personal Banking International, Corporate & Institutions, SEB Germany, SEB Invest, SEB Trygg Liv and The Baltic & Poland.

Towards the end of 2001 Personal Banking Sweden and Personal Banking International will be united in one division, Nordic Retail and Private Banking. Parts of Mid Corporate and SEB Securities Services will be integrated in the Merchant Banking business area within the Corporate & Institutions division.

The objectives are increased customer satisfaction, a more effective co-operation between different units and distribution channels within the Nordic area and increased cost efficiency.

Personal Banking Sweden –stable underlying business

The downturn in the economy and the declining stock markets continued to affect the results of the division´s operations. Although the decrease in equity trading ebbed out during the summer and up to the terror actions against the US in mid-September, the division's net commission income for the first nine months was 35 per cent lower than in 2000. However, this was to some extent offset by continued strong net interest income, particularly in the savings area, continued favourable sales of housing loans and decreased costs.

During the period January-September 2001, Personal Banking Sweden's result amounted to SEK 1 423 M, down 11 per cent compared with a year earlier.

Net interest earnings increased by 12 per cent, mainly due to stable savings volumes with improved margins. On the lending area, a continued pressure on margins offset a growth in volume.

The mortgage market still shows a positive development with growth in volumes, market shares and result.

The division's total costs were 8 per cent lower than in the corresponding period in the preceding year. This was mainly due to a decrease in staff costs of SEK 189 M. The number of employees declined from 4 197 to 3 840. Cost for IT-development and IT operations also decreased between 2000 and 2001.

A programme to further reduce the cost level has been developed and is being implemented. The programme mainly focuses on marketing costs and developing costs for IT systems.

During the third quarter sales of written-off claims resulted in net recoveries of SEK 78 M. In October, written-off claims were sold to AK Finans for a sum of SEK 45 M. The transaction will be reported in the fourth quarter.

The number of e-banking customers continued to grow. At the end of September the total was 639 000 (483 000). Of the total, 45 000 (34 000) were corporate customers. In 195 branch offices, specially dedicated Internet-PC's have been installed to support the introduction of e-banking services to new customers.

The efforts in the competence area have resulted in 600 advisory licenses - nearly 40 per cent of all such licenses granted in Sweden.

Personal Banking International

The activities of Personal Banking International include SEB Kort, Private Banking in Luxembourg (including BfG´s former private banking business in Luxembourg), the UK, Switzerland, Norway and Denmark as well as e-banking in Luxembourg, Norway and Denmark.

The operating result for the division was SEK -45 M (243).

SEB Kort

The card turnover increased by 4 per cent compared with January-September 2000. However, there has been a decline in the travelling market due to the recession and cost savings among group companies. In September, the terror attacks in the US led to a direct extensive decline in travelling. In the present situation it is difficult to predict in what way this will affect the card turnover in the long run.

Total income increased by 11 per cent. There is a continuous interest for cards as means of payments, which led to an increasing use of cards instead of cash. The major part of existing cards is charge cards that will have a positive effect on the result in case of decreasing interest rates.

Costs increased by 15 per cent, mainly due to higher expenses for IT-staff. Computer costs are by now lower than last year, but at the same time increased volumes result in higher costs for computer operations.

Result before credit losses was 4 per cent higher than in the preceding year.

Verified losses and unauthorised purchase have shown a continuous negative trend compared with the preceding year. The increasing volumes led to a greater demand for allocations than before.

Operating profit decreased by 3 per cent to SEK 314 M (325).

During the third quarter SEB Kort has signed an agreement with IATA regarding Central Acquiring services. A new co-operation agreement has also been signed with Nordiska Kompaniet. The agreement covers introduction of a new NK-MasterCard. The introduction will begin during the fourth quarter.

Personal Banking International excluding SEB Kort

The units within Personal Banking International, excluding SEB Kort, showed a combined result of SEK -359 M (-82).

In 2001, the fundamentally profitable private banking business has been negatively affected by the falling stock prices and the low activity level on the financial markets. In Norway SEB will now concentrate its resources within Private Banking and mutual funds. Stock trading and e-banking operations will be outsourced to Orkla Enskilda Securities and an external bank, respectively. The restructuring involved a non-recurring expense of SEK 46 M in the third quarter.

In Denmark the total number of e-banking customers is approximately 11 000. In Norway the soft launch of e-banking service will be discontinued, as mentioned above. In Luxembourg, the newly launched e-banking concept has been well received by private banking customers, but is still small in numbers. Start-up costs for the development of SEB´s e-banking activities in Denmark, Norway and Luxembourg have now been accounted for.

Due to the prevailing market conditions, SEB has discontinued its e-banking operations in the UK. The closing-down involved a non-recurring expense of SEK 49 M during the third quarter but will lower the costs in the UK with SEK 260 M in 2002.

In order to adapt to the market conditions the Personal Banking International division has implemented an extensive cost cutting programme for 2001 and 2002 within these areas, aiming at reducing costs by 20 per cent or SEK 400 M between the years.

Corporate & Institutions

The Corporate & Institutions division is focused on medium sized and large corporate and financial institutions. The division consists of the Merchant Banking, Mid Corporate, Enskilda Securities and Securities Services (custody) business areas.

The operating result of the division for January-September 2001 was SEK 3 886 M (4 491). Merchant Banking is still posting highly favourable results thanks to the strong performance within the customer

driven business. Enskilda Securities was very negatively affected by the market conditions during the third quarter.

The division has further increased its focus on the use of capital and is working with the aim of keeping the costs at a competitive level. Enskilda Securities has for example launched a cost reduction programme aiming at reducing costs by at least 10 per cent.

Merchant Banking – strong performance for the eighth consecutive quarter
Merchant Banking showed a strong performance for customer driven business in the third quarter with a continued positive earnings trend. The operating result for the first nine months amounted to SEK 2 294 M, an increase of 13 per cent compared with the corresponding period in the preceding year.

The growing customer related income was mainly attributable to good performance within the areas of Foreign Exchange, Fixed Income, Futures and Securities Finance. Declining interest rates during the third quarter had a positive impact on Treasury Operations.

Merchant Banking has focused heavily on cost efficiency during the past couple of years to enable investments in selected growth areas. Despite large investments in these areas, the underlying cost base, costs excluding performance-related remuneration and exchange effects, has decreased by 2 per cent compared with last year. This means that the underlying cost base has decreased for the fourth consecutive year.

During 2001 a number of customer surveys have confirmed and enhanced the latest years' trend and reinforced Merchant Banking's leading position in its key markets. Greenwich Associates ranks SEB as number one in the category 'Overall relationship performance', by the Swedish large corporate sector, regarding both quality and number of important relationships. This position has also been achieved in the areas of foreign exchange and cash management services. A recent global FX ranking by Corporate Finance Magazine, based on interviews with multinational companies, rated SEB as number five globally when it comes to political research and technical analysis and sixth 'Favourite FX bank' globally, in terms of both execution and overall relationship management. Another example of SEB´s success in the FX area comes from Greenwich Associates' yearly market survey of the financial markets in Norway which shows that SEB now is ranked as number two both when it comes to overall quality and estimated market share.

During January-September 2001 the average daily Value at Risk was SEK 71 M compared to SEK 47 M in the preceding year. The increase is related to the higher volatility in the markets this year.

Credit losses before recoveries are still on a low level and the net after recoveries is positive for the first nine months of the year.

Mid Corporate – strong development within customer business
The operating result for SEB Mid Corporate, including SEB Finans, amounted to SEK 923 M, down 8 per cent compared with January-September 2000.

Net interest income showed a stable development, whilst net commission income was lower than a year earlier. Costs were somewhat higher compared with 2000 due to investments to meet customer demand for tailor-made solutions.

The result for Mid Corporate *excluding* SEB Finans was unchanged, SEK 756 M. The increased focus on competence and business comprehension has led to a satisfactory result in spite of a weakening market. The interest revenues show a positive development following Mid Corporate's concentration on the traditional core business. Net commission income decreased.

SEB Finans´ result for the first nine months of 2001 amounted to SEK 167 M (SEK 244 M). The decrease was due to lower interest and commission income in combination with higher credit losses. Concurrently, SEB Finans increased its volumes and has an acceptable sales volume with focus on the core business. Bilfinans has increased its stock in spite of a decreasing market and the sale figures for factoring are nearly excellent.

However, as a consequence of the current state of the market, SEB Finans has not concluded more than a few structured business transactions - and the recent terrorist attacks in the US have increased the uncertainty.

Enskilda Securities – weak markets reduced earnings

The market value as well as the turnover fell on all Nordic exchanges in the third quarter compared with the second quarter and with the third quarter of 2000. The activity in the stock markets was the lowest since the third quarter 1999 and there were few IPO's during the period.

Enskilda Securities was able to maintain its strong positions in the Nordic markets. In Sweden and Norway Enskilda Securities has retained its top position and in Finland and Denmark Enskilda Securities is No 2 and No 3, respectively. In the third quarter Enskilda Securities' equity client turnover was 25 per cent lower year on year and 19 per cent lower than in the second quarter 2001.

Enskilda Securities' total income declined by 38 per cent compared with a year earlier. All product areas have experienced a drop in income. Revenues from IPO's, new issues and equity trading were particularly affected by the difficult and uncertain market conditions, while there was a limited decline in income from mergers and acquisitions to date. Secondary commission income, which is the single most important source of income, also declined in the third quarter due to the lower volumes.

Total costs were down by 22 per cent, which is primarily an effect of a reduced provision for bonus payments to employees. Pre-bonus costs increased with 18 per cent due mainly to higher IT-costs. A cost reduction program was launched including a downsizing of number of staff aiming to reduce costs by at least 10 per cent.

The operating result for the third quarter was a loss of SEK 17 M compared with a profit of SEK 155 M in the second quarter and SEK 150 M in the first quarter this year.

SEB Securities Services – increased investments

The result for SEB´s custody service unit decreased by 22 per cent to SEK 398 M. Total income amounted to SEK 724 M, - 5 per cent below last year, due to lower volumes. The number of transactions rose by 4 per cent, to 14 200 per day. At the same time, assets under custody fell by 28 per cent to SEK 1 700 billion, due to falling stock market prices.

Total costs increased by 30 per cent to SEK 326 M, as a result of a high rate of investments and strategic investments within IT.

The market shares of the various segments remained stable, ranging between 30 and 75 per cent within the different segments.

<u>SEB Germany</u>

SEB Germany's result amounted to SEK 693 M (706). The result for the third quarter, SEK 150 M, is in level with the operational profit for the first and second quarter, excluding one-off items.

The weakened Swedish krona has affected the profit and loss account. Total income for SEB Germany fell by 12 per cent in EUR and by 4 per cent in SEK. Total cost declined by 9 per cent in EUR and virtually unchanged in SEK.

Net interest income showed a relatively stable result, SEK 3 016 M, considering that the reduction in risk weighted assets made it possible to reduce allocated shareholders' equity for 2001 by EUR 500 M. This in turn has reduced net interest income on allocated equity by approximately SEK 165 M.

Commission income fell 16 per cent to SEK 1 057 M as a result of the market development.

During the first quarter, SEB AG sold its shares in Deutsche Börse, which resulted in a capital gain of EUR 26 M (about SEK 240 M).

The SEB Invest and SEB ImmoInvest funds continued to generate positive net inflows amounting to SEK 3 734 M during the first nine months, giving unchanged market shares. Due to market development, managed assets, SEK 107 billion (114), nonetheless have decreased somewhat.

Since SEB's acquisition, risk-weighted assets have been reduced by nearly SEK 66 SEK billion (- 28 per cent). The reduction during 2001 amounts to SEK 18 billion.

The number of e-banking customers continued to increase during the first nine months with an additional 49 941 customers bringing the total to 196 412 by the end of September. In the middle of October, the number has increased to 202 000. Also, the activity among the Internet customers has increased. Today, 17 per cent of all payments and share transactions as well as 36 per cent of all account inquiries are taking place over the Internet.

The restructuring activities continued according to plan and resulted in the cost reduction noted above. Under the prevailing market conditions, the focus in restructuring work remains on continued cost reductions. The number of full time employees in SEB AG, 4 127 as per September, was already almost 200 FTE:s below the year-end target for the current year.

The previous SEB unit in Germany, Skandinaviska Enskilda Banken AG, will be merged with SEB AG in November (this unit is included in the Merchant Banking division of SEB AG and is thus not reported as part of the SEB Germany division). In conjunction with this merger, additional restructuring of central support functions will take place aimed at further reducing SEB´s costs in Germany.

The SEB Germany division does not include those units (corporate customers, trading and the old Skandinaviska Enskilda Banken AG) that are internally included in the Merchant Banking division. Appendix 1 therefore provides supplementary information consisting of the entire SEB AG Group's accounts stated in EUR. The figures for 2000, as for SEB Germany above, were adjusted for internal purchases and sales by Skandinaviska Enskilda Banken in Germany and BfG in Luxembourg. Adjustment was not made, however, for the external company sales completed by SEB AG during 2000.

Former Investment Management & Life

During the third quarter it was decided to divide Investment Management & Life into two divisions: SEB Invest and SEB Trygg Liv, to create more focus on the two businesses. The change is effective as of 15 October.

Both divisions were continuously affected by the downward trend on the stock markets with respect both to demand for savings products and to the effect on the so-called surplus values in the life insurance business.

<u>SEB Invest</u>

SEB Invest posted an operating result of SEK 365 M (492), down 26 per cent.

Revenues decreased by 6 per cent to SEK 1 141 M (1 208). Lower costs for distribution of mutual funds and a weakened Swedish krona partly offset the drop in stock prices. Costs rose by 8 per cent to SEK 776 M (716), of which SEK 30 M was attributed to the weakened krona and the rest mostly to one-off effects. Costs for recruitment within asset allocation, hedge products and the mutual fund sales organisation has been offset by other rationalisation measures.

As per 30 September 2001, total assets managed by SEB Invest on behalf of SEB Invest and SEB Trygg Liv amounted to SEK 535 billion (601). Of this total, portfolio management accounted for SEK 141 billion (133), traditional life insurance for SEK 232 billion (248) and mutual funds & unit linked insurance for SEK 162 billion (220). Since year-end 2000 total assets under management has decreased by 9 per cent.

Of the net flow to mutual funds in Sweden, SEB´s market share decreased to 6.4 per cent (13.6). These figures do not include sales of external funds, which started in the latter part of 2000.

Due to the terror attack in the USA on 11 September trading was suspended for four days within mutual funds with more than 10 per cent of North-American securities. However, customer orders that involved those funds were handled and executed when the stock markets in the US re-opened.

SEB Trygg Liv

Operating result, before current period change in surplus values, totalled SEK –138 M (60). Total income decreased by 8 per cent, mainly as a result of lower asset values. Total costs rose by 9 per cent. However, operating costs accounted for only 2 percentage points of the increase. Total result excluding financial effects
on changes in surplus values, rose to SEK 883 M (726). Including financial effects on the surplus values, total result amounted to SEK -505 M (666) (*See Appendix about SEB Trygg Liv*)

Sales, defined as new premiums and extra payments under existing insurance contracts, amounted to SEK 6 615 M (9 488), down 30 per cent. The main part of the decrease occurred during the first quarter and derives mainly from single premium endowment assurance that is sensitive to the current market situation. Sales of regular premium business, mainly occupational pensions, increased however and contributed to a better present value of new sales compared with the preceding year. This is reflected in the sales, defined as SPE (Single Premium Equivalent), implying that current contracts are multiplied by 10, which decreased by 8 per cent to SEK 16 474 M (17 821). Premium income (total of premiums paid) decreased by 17 per cent, to SEK 11 359 M (13 671).

According to SEB's Sparbarometer of 30 June 2001, SEB is number one on the savings market with a market share of 18.4 per cent. Insurance is the type of savings with the largest share, 34 per cent, of the total savings stock, an increase compared with the first quarter of 2001.

SEB Trygg Liv's ambition is to continue to develop the business within occupational pension and other life insurance services and products paid by the employer, and to strengthen its position in the private market. The main sales focus is on unit linked insurance, which represents the majority of the sales.

Results in the Baltics continued upward

The positive earnings trend for the three banks, Eesti Ühispank, Latvijas Unibanka and Vilniaus Bankas continued. Income is up, the costs are under control and the C/I is declining. More or less all operations show a better result. Operating result has increased by 120 per cent compared with 2000. However, Vilniaus Bankas was not consolidated in SEB until 1 October 2000. Pro forma, with full consolidation of Vilniaus Bankas, the result rose by 38 per cent.

The number of customers has also increased and is now slightly more than one million. The number of customers using Internet banking is also continuously increasing and in September the number of users was 194 000.

Latvia is currently one of the fastest-growing economies in the world. In Estonia and Lithuania GPD are rising by 4-5 per cent. Increased private consumption and investment is sparking growth despite the international cyclical downturn and currently appears to be independent of global events.

Eesti Ühispank has opened an Internet page with operative information about asset management products, for present as well as for potential customers. Unibanka has entered into one for Latvia unique agreement on co-operation to joint an ATM network. The joint network consists of almost 200 ATMs.

In August, Vilniaus Bankas carried out a very successful campaign to promote use of charge cards. The campaign attracted considerable attention to the bank and usage of charge cards.

A restructuring of the operations of the bank Bank Ochrony Srodowiska (BOS), in which SEB holds an interest of 47 per cent, was initiated in early summer. Among other actions, a unit was established to work with Scandinavian customers. The restructuring is proceeding according to plan and the Scandinavian unit is fully operational. The harsh economic situation in Poland is, however, also affecting the banks' earnings.

Operational Profit and Loss Account for the Group

SEK M	January-September 2001	January-September 2000	Change per cent	Full year 2000
Net interest income	9 546	8 718	9	11 616
Net commission income	8 580	10 339	-17	13 846
Net result of financial transactions	2 271	2 258	1	3 552
Other operating income	2 122	3 046	-30	3 644
Total income	**22 519**	**24 361**	**-8**	**32 658**
Staff costs	-9 257	-9 370	-1	-12 761
Pension compensation	766	716	7	943
Other operating costs	-6 530	-5 904	11	-8 751
Merger & Restructuring costs	- 303			
Depreciations	-1 383	-1 255	10	-1 763
Total costs	**-16 707**	**-15 813**	**6**	**-22 332**
Net credit losses etc	- 390	- 778	-50	- 890
Net result from associated companies	5	75	-93	95
Operating profit from non-life insurance operations	279	169	65	212
Operating result	**5 706**	**8 014**	**-29**	**9 743**
Change in surplus value in life insurance operations	- 367	606	-161	337
Total result	**5 339**	**8 620**	**-38**	**10 080**
Taxes	-1 820	-2 243	-19	-2 856
Taxes on change in surplus values	103	- 170	-161	- 94
Minority interests	- 56	- 209	-73	- 245
Total result after tax	**3 566**	**5 998**	**-41**	**6 885**

Profit and loss items, average currency rates

	January-September 2001	Full year 2000	January-September 2000
SEK	1,000	1,000	1,000
EUR	9,746	8,446	8,393
USD	10,250	9,161	8,914

Balance sheet items, actual currency rates

	30 September 2001	31 December 2000	30 September 2000
SEK	1,000	1,000	1,000
EUR	9,746	8,829	8,512
USD	10,684	9,499	9,683

Key figures for the Group

	January-September 2001	January-September 2000	Full year 2000
Return on equity, %	12,2	19,1	16,9
Return including change in surplus values, %	10,7	19,4	16,5
Return on equity, 12 months moving average, %	11,8	18,2	16,9
Return including change in surplus values, 12 months moving average, %	10,2	19,6	16,5
Earnings per share, SEK	5,44	7,89	9,43
Earnings per share (Total result after tax), SEK	5,06	8,51	9,77
Income/cost ratio, SEB Group	1,35	1,54	1,46
Income/cost ratio, banking operations	1,31	1,49	1,42
Cost/income ratio, SEB Group	0,74	0,65	0,68
Cost/income ratio, banking operations	0,76	0,67	0,70
Lending loss level, %	0,07	0,15	0,12
Provision ratio for doubtful claims, %	48,1	53,2	49,1
Level of doubtful claims, %	1,24	1,20	1,35
Total capital ratio, %	10,41	10,97	10,76
Core capital ratio, %	7,27	7,36	7,37

Operational Profit & Loss Account, quarterly performance for the Group

SEK M	2001:3	2001:2	2001:1	2000:4	2000:3
Net interest income	3 312	3 164	3 070	2 898	2 849
Net commission income [1]	2 622	2 965	2 993	3 507	3 400
Net result of financial transactions [1]	762	534	975	1 294	786
Other operating income	446	521	1 155	598	394
Total income	**7 142**	**7 184**	**8 193**	**8 297**	**7 429**
Staff costs	-3 021	-3 200	-3 036	-3 391	-3 072
Pension compensation	237	231	298	227	226
Other operating costs	-2 080	-2 181	-2 269	-2 847	-1 891
Merger & Restructuring costs	- 233	- 70			
Depreciations	- 467	- 461	- 455	- 508	- 409
Total costs	**-5 564**	**-5 681**	**-5 462**	**-6 519**	**-5 146**
Net credit losses etc	- 142	- 66	- 182	- 112	- 247
Net result from associated companies	- 11	17	- 1	20	23
Operating profit from non-life insurance operations	36	2	241	43	36
Operating result	**1 461**	**1 456**	**2 789**	**1 729**	**2 095**
Change in surplus values in life insurance operations	- 480	364	- 251	- 269	179
Total result	**981**	**1 820**	**2 538**	**1 460**	**2 274**
Taxes	- 455	- 565	- 800	- 613	- 719
Taxes on change in surplus values	135	- 102	70	76	- 50
Minority interests	11	- 38	- 29	- 36	- 64
Total result after tax	**672**	**1 115**	**1 779**	**887**	**1 441**

Net commission income

SEK M	2001:3	2001:2	2001:1	2000:4	2000:3
Payments	270	259	283	286	296
Cards	445	479	445	426	375
Issue of securities[1)]	145	130	49	114	195
Custody and mutual fund	762	853	931	1 170	1 028
Courtage shares	419	541	662	659	724
Courtage other	39	34	47	47	36
Lending	96	116	105	116	166
Deposits	15	17	16	1	11
Guarantees	31	40	31	35	29
Advisory[1)]	52	207	89	241	199
Derivatives	36	10	79	32	46
Other	89	71	166	91	74
SEB AG and The Baltic	636	658	602	756	595
Commission income	**3 035**	**3 415**	**3 505**	**3 974**	**3 774**
Payments	- 252	- 233	- 246	- 209	- 226
Securities	- 38	- 26	- 102	- 59	- 66
Other	- 63	- 88	- 58	- 69	- 16
SEB AG and The Baltic	- 60	- 103	- 106	- 130	- 66
Commission costs	**- 413**	**- 450**	**- 512**	**- 467**	**- 374**
Payments	463	505	482	503	445
Securities	1 327	1 532	1 587	1 931	1 917
Other	256	373	428	447	509
SEB AG and The Baltic	576	555	496	626	529
Net commission income	**2 622**	**2 965**	**2 993**	**3 507**	**3 400**

1) A reclassification of Q2 has been done by SEK 47 M.

Net result financial transactions

Mkr	2001:3	2001:2	2001:1	2000:4	2000:3
Skandinaviska Enskilda Banken [1)]	323	83	419	621	288
Enskilda Securities	- 12	32	121	145	159
SEB AG	42	19	49	64	61
Other		9	37	12	1
Realised and unrealised	**353**	**143**	**626**	**842**	**509**
Exchange rate fluctuations	409	391	349	448	291
Redemptions of bonds				4	- 14
Net result financial transactions	**762**	**534**	**975**	**1 294**	**786**

1) Dividend on shares in trading portfolio amounts to SEK 1 098 M in 2001:2 and SEK 193 M in 2001:1. In 2000:2 corresponding amount of SEK 134 M was reported as dividend.

Operational Profit and Loss Account by division

January-September 2001, SEK M	Personal Banking Sweden	Personal Banking International	Corporate & Institutions	SEB Germany	SEB Invest	SEB Trygg Liv	The Baltic	Other incl eliminations	SEB Group
Net interest income	2 466	225	3 481	3 016	1	36	905	- 584	9 546
Net commission income	1 420	1 178	3 278	1 057	1 123	35	435	54	8 580
Net result of financial transactions	42	72	1 722	109	8	- 19	140	197	2 271
Other income	56	95	119	448	9	1 023	126	246	2 122
Total income	**3 984**	**1 570**	**8 600**	**4 630**	**1 141**	**1 075**	**1 606**	**- 87**	**22 519**
Staff costs	-1 473	- 575	-2 895	-2 045	- 438	- 436	- 496	- 899	-9 257
Pension compensation	317	30	210		40		2	167	766
Other operating costs	-1 411	- 802	-1 993	-1 314	- 319	- 716	- 307	332	-6 530
Merger & Restructuring costs		- 95	- 3		- 19			- 186	- 303
Depreciation	- 29	- 52	- 159	- 278	- 40	- 48	- 255	- 522	-1 383
Total costs	**-2 596**	**-1 494**	**-4 840**	**-3 637**	**- 776**	**-1 200**	**-1 056**	**-1 108**	**-16 707**
Net credit losses etc	35	- 83	126	- 348			- 150	- 10	- 390
Net result from associated companies		- 38		48		- 13	2	6	5
Operating profit from non-life insurance operations								279	279
Operating result	**1 423**	**- 45**	**3 886**	**693**	**365**	**- 138**	**402**	**- 880**	**5 706**
Change in surplus value in life insurance operations						- 367			- 367
Total result	**1 423**	**- 45**	**3 886**	**693**	**365**	**- 505**	**402**	**- 880**	**5 339**

Personal Banking Sweden

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	853	721	18	2 466	2 202	12
Net commission income	386	598	-35	1 420	2 195	-35
Net result of financial transactions	14	- 5		42	15	180
Other operating income	3	65	-95	56	74	-24
Total income	**1 256**	**1 379**	**-9**	**3 984**	**4 486**	**-11**
Staff costs	- 484	- 595	-19	-1 473	-1 662	-11
Pension compensation	107	95	13	317	284	12
Other operating costs	- 401	- 447	-10	-1 411	-1 395	1
Depreciation	- 11	- 11		- 29	- 41	-29
Total costs	**- 789**	**- 958**	**-18**	**-2 596**	**-2 814**	**-8**
Net credit losses/Recoveries	68	21		35	- 76	-146
Operating result	**535**	**442**	**21**	**1 423**	**1 596**	**-11**

Personal Banking International

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	75	95	-21	225	292	-23
Net commission income	375	362	4	1 178	1 277	-8
Net result of financial transactions	28	31	-10	72	124	-42
Other operating income	36	- 3		95	19	
Total income	**514**	**485**	**6**	**1 570**	**1 712**	**-8**
Staff costs	- 209	- 182	15	- 575	- 530	8
Pension compensation	18	10	80	30	29	3
Other operating costs	- 291	- 222	31	- 897	- 767	17
Depreciation	- 23	- 15	53	- 52	- 43	21
Total costs	**- 505**	**- 409**	**23**	**-1 494**	**-1 311**	**14**
Net credit losses	- 37	- 19	95	- 83	- 22	
Net result from associated companies	- 17	- 28	-39	- 38	- 136	-72
Operating result	**- 45**	**29**		**- 45**	**243**	**-119**

SEB Kort

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	35	36	-3	102	102	
Net commission income	278	246	13	883	838	5
Net result of financial transactions						
Other operating income	22	- 9		65	8	
Total income	**335**	**273**	**23**	**1 050**	**948**	**11**
Staff costs	- 89	- 82	9	- 273	- 255	7
Pension compensation	17	10	70	29	29	
Other operating costs	- 116	- 50	132	- 393	- 321	22
Depreciation	- 8	- 9	-11	- 24	- 27	-11
Total costs	**- 196**	**- 131**	**50**	**- 661**	**- 574**	**15**
Net credit losses	- 31	- 18	72	- 75	- 49	53
Operating result	**108**	**124**	**-13**	**314**	**325**	**-3**

Personal Banking International excl SEB Kort

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	40	59	-32	123	190	-35
Net commission income	97	116	-16	295	439	-33
Net result of financial transactions	28	31	-10	72	124	-42
Other operating income	14	6	133	30	11	173
Total income	**179**	**212**	**-16**	**520**	**764**	**-32**
Staff costs	- 120	- 100	20	- 302	- 275	10
Pension compensation	1			1		
Other operating costs	- 175	- 172	2	- 504	- 446	13
Depreciation	- 15	- 6	150	- 28	- 16	75
Total costs	**- 309**	**- 278**	**11**	**- 833**	**- 737**	**13**
Net credit losses/Recoveries	- 6	- 1		- 8	27	-130
Net result from associated companies	- 17	- 28	-39	- 38	- 136	-72
Operating result	**- 153**	**- 95**	**61**	**- 359**	**- 82**	

Corporate & Institutitions

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	1 156	1 253	-8	3 481	3 548	-2
Net commission income	932	1 385	-33	3 278	3 973	-17
Net result of financial transactions	602	621	-3	1 722	1 717	0
Other operating income	42	63	-33	119	360	-67
Total income	**2 732**	**3 322**	**-18**	**8 600**	**9 598**	**-10**
Staff costs	- 912	-1 092	-16	-2 895	-3 325	-13
Pension compensation	71	62	15	210	179	17
Other operating costs	- 647	- 560	16	-1 996	-1 724	16
Depreciation	- 52	- 48	8	- 159	- 143	11
Total costs	**-1 540**	**-1 638**	**-6**	**-4 840**	**-5 013**	**-3**
Net credit losses/Recoveries	- 3	- 73	-96	126	- 94	
Operating result	**1 189**	**1 611**	**-26**	**3 886**	**4 491**	**-13**

Merchant Banking

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	656	736	-11	1 933	2 079	-7
Net commission income	291	343	-15	978	896	9
Net result of financial transactions	581	454	28	1 482	1 110	34
Other operating income	24	54	-56	70	208	-66
Total income	**1 552**	**1 587**	**-2**	**4 463**	**4 293**	**4**
Staff costs	- 526	- 512	3	-1 518	-1 444	5
Pension compensation	46	39	18	136	116	17
Other operating costs	- 302	- 291	4	- 918	- 884	4
Depreciation	- 20	- 23	-13	- 61	- 69	-12
Total costs	**- 802**	**- 787**	**2**	**-2 361**	**-2 281**	**4**
Net credit losses/Recoveries	16	- 2		192	18	
Operating result	**766**	**798**	**-4**	**2 294**	**2 030**	**13**

Mid Corporate

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	473	478	-1	1 396	1 402	0
Net commission income	73	105	-30	215	284	-24
Net result of financial transactions	20	10	100	63	53	19
Other operating income	9	6	50	22	24	-8
Total income	**575**	**599**	**-4**	**1 696**	**1 763**	**-4**
Staff costs	- 128	- 113	13	- 373	- 334	12
Pension compensation	17	16	6	50	44	14
Other operating costs	- 118	- 100	18	- 373	- 335	11
Depreciation	- 1	- 2	-50	- 5	- 5	
Total costs	**- 230**	**- 199**	**16**	**- 701**	**- 630**	**11**
Net credit losses	- 19	- 76	-75	- 72	- 125	-42
Operating result	**326**	**324**	**1**	**923**	**1 008**	**-8**

Enskilda Securities

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	- 22	- 31	-29	- 17	- 126	-87
Net commission income	416	773	-46	1 579	2 280	-31
Net result of financial transactions	- 9	149	-106	144	522	-72
Other operating income	6	- 1		17	114	-85
Total income	**391**	**890**	**-56**	**1 723**	**2 790**	**-38**
Staff costs	- 212	- 428	-50	- 868	-1 426	-39
Other operating costs	- 165	- 120	38	- 482	- 355	36
Depreciation	- 31	- 23	35	- 91	- 68	34
Total costs	**- 408**	**- 571**	**-29**	**-1 441**	**-1 849**	**-22**
Net credit losses/Recoveries		5	-100	6	13	-54
Operating result	**- 17**	**324**	**-105**	**288**	**954**	**-70**

SEB Securities Services

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	49	73	-33	175	202	-13
Net commission income	152	164	-7	506	513	-1
Net result of financial transactions	10	8	25	33	32	3
Other operating income	3	4	-25	10	14	-29
Total income	**214**	**249**	**-14**	**724**	**761**	**-5**
Staff costs	- 43	- 37	16	- 128	- 110	16
Pension compensation	7	6	17	22	18	22
Other operating costs	- 65	- 52	25	- 218	- 158	38
Depreciation				- 2	- 1	100
Total costs	**- 101**	**- 83**	**22**	**- 326**	**- 251**	**30**
Operating result	**113**	**166**	**-32**	**398**	**510**	**-22**

SEB Germany

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	1 026	989	4	3 016	3 102	-3
Net commission income	364	411	-11	1 057	1 256	-16
Net result of financial transactions	29	49	-41	109	173	-37
Other operating income	71	123	-42	448	281	59
Total income	**1 490**	**1 572**	**-5**	**4 630**	**4 812**	**-4**
Staff costs	- 674	- 673	0	-2 045	-2 025	1
Other operating costs	- 460	- 426	8	-1 314	-1 373	-4
Depreciation	- 91	- 77	18	- 278	- 251	11
Total costs	**-1 225**	**-1 176**	**4**	**-3 637**	**-3 649**	**0**
Net credit losses	- 136	- 160	-15	- 348	- 599	-42
Net result from associated companies	21	35	-40	48	142	-66
Operating result	**150**	**271**	**-45**	**693**	**706**	**-2**

SEB Invest

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	- 2	- 4	- 50	1	- 4	- 125
Net commission income	350	430	- 19	1 123	1 204	- 7
Net result of financial transactions	2	3	- 33	8	3	167
Other operating income	8	3	167	9	5	80
Total income	**358**	**432**	**- 17**	**1 141**	**1 208**	**- 6**
Staff costs	- 147	- 153	- 4	- 438	- 413	6
Pension compensation	13	11	18	40	32	25
Other operating costs	- 123	- 103	19	- 338	- 316	7
Depreciation	- 23	- 7		- 40	- 19	111
Total costs	**- 280**	**- 252**	**11**	**- 776**	**- 716**	**8**
Operating result	**78**	**180**	**- 57**	**365**	**492**	**- 26**

SEB Trygg Liv

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	9	13	-31	36	41	-12
Net commission income	6	17	-65	35	50	-30
Net result of financial transactions	- 1	- 2	-50	- 19	2	
Other operating income	331	356	-7	1 023	1 071	-4
Total income	**345**	**384**	**-10**	**1 075**	**1 164**	**-8**
Staff costs	- 155	- 130	19	- 436	- 391	12
Other operating costs	- 219	- 185	18	- 716	- 661	8
Depreciation	- 16	- 16		- 48	- 45	7
Total costs	**- 390**	**- 331**	**18**	**-1 200**	**-1 097**	**9**
Net result from associated companies	- 5	- 1		- 13	- 7	86
Operating result	**- 50**	**52**	**-196**	**- 138**	**60**	
Change in surplus value in life insurance operations	- 480	179		- 367	606	-161
Total result	**- 530**	**231**		**- 505**	**666**	**-176**

The Baltic

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	336	129	160	905	373	143
Net commission income	164	71	131	435	201	116
Net result of financial transactions	16	32	-50	140	93	51
Other operating income	33	17	94	126	50	152
Total income	**549**	**249**	**120**	**1 606**	**717**	**124**
Staff costs	- 169	- 70	141	- 496	- 217	129
Pension compensation	1	2	-50	2	2	
Other operating costs	- 111	- 64	73	- 307	- 177	73
Depreciation	- 87	- 43	102	- 255	- 126	102
Total costs	**- 366**	**- 175**	**109**	**-1 056**	**- 518**	**104**
Net credit losses	- 35	- 32	9	- 150	- 65	131
Net result from associated companies	1	16	-94	2	49	-96
Operating result	**149**	**58**	**157**	**402**	**183**	**120**

Statutory Profit and Loss Account for the Group

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Income							
Interest income	*13 334*	*12 939*	*3*	*41 193*	*38 052*	*8*	*51 196*
Interest costs	*-10 034*	*-10 106*	*-1*	*-31 680*	*-29 383*	*8*	*-39 640*
Net interest income	3 300	2 833	16	9 513	8 669	10	11 556
Dividends received *)	11	7	57	1 376	864	59	877
Commission income	*2 930*	*3 447*	*-15*	*9 660*	*11 055*	*-13*	*15 132*
Commission costs	*- 413*	*- 171*	*142*	*-1 375*	*- 999*	*38*	*-1 669*
Net commission income [1]	2 517	3 276	-23	8 285	10 056	-18	13 463
Net result of financial transactions [2]	769	788	-2	1 005	2 256	-55	3 544
Other operating income	287	263	9	1 602	1 799	-11	2 208
Income from banking operations	**6 884**	**7 167**	**-4**	**21 781**	**23 644**	**-8**	**31 648**
Costs							
Staff costs	-2 870	-2 939	-2	-8 833	-8 992	-2	-12 234
General administrative costs	-1 535	-1 220	26	-4 601	-4 125	12	-5 985
Depreciation and write-downs of tangible and intangible fixed assets	- 450	- 394	14	-1 335	-1 211	10	-1 703
Other operating costs	- 639	- 591	8	-1 808	-1 532	18	-2 360
Costs from banking operations	**-5 494**	**-5 144**	**7**	**-16 577**	**-15 860**	**5**	**-22 282**
Profit/loss from banking operations before credit losses	**1 390**	**2 023**	**-31**	**5 204**	**7 784**	**-33**	**9 366**
Net credit losses [3]	- 136	- 243	-44	- 343	- 797	-57	- 858
Change in value of seized assets	- 5	3		2	43	-95	43
Write-down of financial fixed assets	- 1	- 7	-86	- 49	- 24	104	- 75
Net result from associated companies	- 6	24	-125	18	82	-78	104
Operating profit from banking operations	**1 242**	**1 800**	**-31**	**4 832**	**7 088**	**-32**	**8 580**
Operating profit from insurance operations [4]	- 18	69	-126	108	210	-49	220
Operating profit	**1 224**	**1 869**	**-35**	**4 940**	**7 298**	**-32**	**8 800**
Pension compensation	237	226	5	766	716	7	943
Profit before tax and minority interests	**1 461**	**2 095**	**-30**	**5 706**	**8 014**	**-29**	**9 743**
Taxes	- 455	- 719	-37	-1 820	-2 243	-19	-2 856
Minority interests	11	- 64	-117	- 56	- 209	-73	- 245
Net profit for the period **)	**1 017**	**1 312**	**-22**	**3 830**	**5 562**	**-31**	**6 642**

*) Dividend on shares in Merchant Bankings trading portfolio amounts to SEK 1 291 M (134). 2000 included an extra ordinary dividend of SEK 440 M.

	Q3 2001	Q3 2000		January-September 2001	January-September 2000		Full year 2000
**) Earnings per share, SEK	1,45	1,86		5,44	7,89		9,43
Number of shares	704 557 680	704 557 680		704 557 680	704 557 680		704 557 680

1) Net commission income

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Payment commissions	637	345	85	1 957	1 512	29	2 424
Securities commissions	1 429	2 393	-40	4 600	6 676	-31	8 137
Other commissions	451	538	-16	1 728	1 868	-7	2 902
Net commission income	**2 517**	**3 276**	**-23**	**8 285**	**10 056**	**-18**	**13 463**

2) Net result of financial transactions

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Shares/participations	14	- 147	-110	368	125	194	- 44
Interest-bearing securities	203	- 64		737	230		413
Other financial instruments	- 58	348	-117	- 812	955	-185	1 693
Realised result	**159**	**137**	**16**	**293**	**1 310**	**-78**	**2 062**
Shares/participations	45	91	-51	- 115	- 389	-70	- 451
Interest-bearing securities	21	258	-92	- 79	93	-185	105
Other financial instruments	129	28		- 246	353	-170	493
Unrealised value changes	**195**	**377**	**-48**	**- 440**	**57**		**147**
Exchange rate fluctuations	411	288	43	1 151	918	25	1 360
Redemption of bonds	4	- 14	-129	1	- 29	-103	- 25
Net result of financial transactions	**769**	**788**	**-2**	**1 005**	**2 256**	**-55**	**3 544**

3) Net credit losses

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Individually appraised receivables							
Reported write-down, incurred losses	- 441	- 559	-21	-1 768	-1 514	17	-3 496
Reversal of previous provisions for possible losses, reported as incurred losses in current years accounts	291	304	-4	1 366	918	49	2 569
Reported provision for possible losses	- 274	- 295	-7	- 838	-1 026	-18	-1 552
Recovered from losses incurred in previous years	148	83	78	363	231	57	612
Reversal of previous provisions for possible losses	123	94	31	502	347	45	638
Reported net cost for individually appraised receivables	**- 153**	**- 373**	**-59**	**- 375**	**-1 044**	**-64**	**-1 229**
Receivables appraised by category							
Reported write-down, incurred losses	- 29	- 24	21	- 79	- 66	20	- 57
Reported provision for possible losses	- 9	- 4	125	- 17	- 10	70	- 8
Recovered from losses incurred in previous years	7	12	-42	21	28	-25	24
Withdrawal from reserve for lending losses							
Reported net cost for receivables appraised by category	**- 31**	**- 16**	**94**	**- 75**	**- 48**	**56**	**- 41**
Allocation to/withdrawal from reserve for political risks abroad	32	112	-71	81	294	-72	363
Contingent liabilities	16	34	-53	26	1		49
Net credit losses	**- 136**	**- 243**	**-44**	**- 343**	**- 797**	**-57**	**- 858**

4) Operating profit from insurance operations

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Non-life operations	36	36		279	169	65	212
Life operations	- 54	33		- 171	41		8
Operating profit from insurance operations	**- 18**	**69**	**-126**	**108**	**210**	**-49**	**220**

Cash flow analysis for the Group

SEK M	January-September 2001	Full year 2000	January-September 2000
Cash flow before changes in lending and deposits	746	10 795	994
Increase in lending to the public	-57 210	-36 262	-10 073
Increase in deposits from the public	41 173	27 113	25 843
Cash flow, current operations	**-15 291**	**1 646**	**16 764**
Cash flow, investment activities	**-2 940**	**41 291**	**40 045**
Cash flow, financing activities	**2 511**	**-20 630**	**-14 682**
Cash flow for the period	**-15 720**	**22 307**	**42 127**
Liquid funds at beginning of year	46 532	24 225	24 225
Cash flow for the period	-15 720	22 307	42 127
Liquid funds at end of period	**30 812**	**46 532**	**66 352**

Balance sheet for the Group

SEK M	30 September 2001	31 December 2000	30 September 2000
Lending to credit institutions	180 032	164 673	181 695
Lending to the public	662 135	605 759	573 804
Interest-bearing securities	155 268	158 047	130 650
- Financial fixed assets	*4 785*	*4 736*	*5 714*
- Financial current assets	*150 483*	*153 311*	*124 936*
Shares and participations	*6 530*	*8 688*	*11 083*
Assets used in the insurance operations	60 502	71 749	77 451
Other assets	134 597	113 894	133 681
Total assets	**1 199 064**	**1 122 810**	**1 108 364**
Liabilities to credit institutions	241 147	217 364	196 085
Deposits and borrowing from the public	461 060	419 887	409 978
Securities issued, etc.	204 467	199 103	203 038
Liabilities of the insurance operations	57 982	66 932	74 069
Other liabilities and provisions	160 227	146 505	152 255
Subordinated liabilities	31 375	31 410	32 771
Shareholders' equity [1]	42 806	41 609	40 168
Total liabilities and shareholders' equity	**1 199 064**	**1 122 810**	**1 108 364**

1) Change in shareholders' equity

SEK M	30 September 2001	31 December 2000	30 September 2000
Opening balance	41 609	33 006	33 006
New share issue		4 067	4 067
Dividend to shareholders	-2 818	-2 466	-2 466
Result, holding of own shares		21	
Staff option programme	- 277		
Translation difference	462	339	- 1
Net profit for the period	3 830	6 642	5 562
Closing balance	**42 806**	**41 609**	**40 168**

Derivative contracts for the Group

30 September 2001	Contracts on the asset side		Contracts on the liability side	
SEK M	Book value	Market value	Book value	Market value
Interest-related	23 374	23 374	23 838	23 838
Currency-related	42 888	45 864	40 129	43 153
Equity-related	584	584	203	203
Other	10	10	10	10
Total	**66 856**	**69 832**	**64 180**	**67 204**

On 30 June 2001 the notional value of the Group's derivatives contracts amounted to SEK 5 363 billion (SEK 4 006 billion on 30 September 2000).

The book value of derivatives instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations which is the object of hedge accounting.

Problem loans and seized assets for the Group

SEK M	30 September 2001	31 December 2000	30 September 2000
Non-performing loans	8 984	9 368	9 646
Performing loans	6 891	7 069	5 196
Doubtful claims	**15 875**	**16 437**	**14 842**
Provision for possible lending losses [1]	-7 636	-8 072	-7 896
of which provision for non-performing loans	*-5 212*		
of which provision for performing loans	*-2 424*		
Doubtful claims, net [2]	**8 239**	**8 365**	**6 946**
Claims subject to interest reduction	57	308	557
Total volume of problem loans	**8 296**	**8 673**	**7 503**
1) General provisions (not included above)	-1 030	-1 085	-1 160

2) In case loans are believed to involve a lending loss risk, a corresponding provision for a possible loss has been made. Doubtful claims net is equivalent to the volume in where loss is not considered to occur taking into consideration collateral and the borrower's repayment capacity.

	30 September 2001	31 December 2000	30 September 2000
Level of doubtful claims, %	**1,24**	**1,35**	**1,20**
(Doubtful claims (net) in relation to lending and leasing (net) at end of period, per cent)			
Provision ratio for doubtful claims, %	**48,1**	**49,1**	**53,2**
(Reserve for possible lending losses in relation to doubtful claims (gross), per cent)			
Provision ratio for non-performing loans, %	*58,0*		
Provision ratio for performing loans, %	*35,2*		
Provision ratio for doubtful claims considering general provisions, %	**54,6**	**55,7**	**61,0**
Pledges taken over			
Buildings and land	36	104	84
Shares and participations	179	109	111
Total volume of pledges taken over	**215**	**213**	**195**

The soft loans of the Group are included among claims subject to interest reduction.

The shortfall in income due to interest deferments was SEK 3 M (6), while unpaid interest on non-performing loans amounted to SEK 161 M (211).

On 30 September 2001, the Group had SEK 117 M (230) in non-performing loans in Sweden on which interest income was reported. These loans are not included among the problem loans, since the corresponding collateral covers both interest and principal.

Skandinaviska Enskilda Banken
Profit and Loss Account

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Income							
Interest income	*6 798*	*7 031*	*-3*	*21 237*	*19 926*	*7*	*27 250*
Leasing income	*151*	*118*	*28*	*446*	*345*	*29*	*459*
Interest costs	*-5 644*	*-5 940*	*-5*	*-17 958*	*-16 566*	*8*	*-22 879*
Net interest income [1]							
Dividends received [*]	- 19	2		1 672	887	89	2 157
Commission income	*1 118*	*1 672*	*-33*	*3 783*	*5 273*	*-28*	*6 958*
Commission costs	*- 203*	*- 228*	*-11*	*- 607*	*- 753*	*-19*	*-1 000*
Net commission income [2]	915	1 444	-37	3 176	4 520	-30	5 958
Net result of financial transactions [3]	679	540	26	481	1 346	-64	2 298
Other operating income	226	229	-1	1 236	1 511	-18	1 990
Total income	**3 106**	**3 424**	**-9**	**10 290**	**11 969**	**-14**	**17 233**
Costs							
Staff costs	-1 389	-1 537	-10	-4 064	-4 714	-14	-6 470
Other administrative expenses	-1 040	-1 103	-6	-3 383	-2 911	16	-3 985
Depreciation and write-downs of tangible and intangible fixed assets	- 106	- 78	36	- 259	- 234	11	- 317
Other operating costs	- 332	- 282	18	- 950	- 880	8	-1 282
Total costs	**-2 867**	**-3 000**	**-4**	**-8 656**	**-8 739**	**-1**	**-12 054**
Profit/loss before credit losses	**239**	**424**	**-44**	**1 634**	**3 230**	**-49**	**5 179**
Net credit losses [4]	58	- 3		193	17		144
Change in value of seized assets				- 5	- 8	-38	- 8
Write-down of financial fixed assets		1	-100		- 109	-100	- 658
Operating profit	**297**	**422**	**-30**	**1 822**	**3 130**	**-42**	**4 657**
Pension compensation	213	226	-6	707	716	-1	943
Profit before appropriations and tax	**510**	**648**	**-21**	**2 529**	**3 846**	**-34**	**5 600**
Other appropriations [**]	- 358	- 835	-57	-1 142	-1 801	-37	-2 307
Taxes [*]	- 32	50	-164	- 249	- 398	-37	- 472
Net profit for the period	**120**	**- 137**	**-188**	**1 138**	**1 647**	**-31**	**2 821**

*) Dividend on shares in Merchant Bankings trading portfolio amounts to SEK 1 291 M (134). 2000 included an extra ordinary dividend of SEK 440 M.

**) Group contributions reported directly against equity.

1) Net interest income

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Interest income	6 798	7 031	-3	21 237	19 926	7	27 250
Leasing income	151	118	28	446	345	29	459
Interest costs	-5 644	-5 940	-5	-17 958	-16 566	8	-22 879
Leasing depreciation	- 47	- 37	27	- 135	- 110	23	- 148
Net interest income	**1 258**	**1 172**	**7**	**3 590**	**3 595**	**0**	**4 682**

2) Net commission income

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Payment commissions	160	337	-53	504	1 030	-51	1 416
Securities commissions	562	824	-32	1 990	2 736	-27	3 580
Other commissions	193	283	-32	682	754	-10	962
Net commission income	**915**	**1 444**	**-37**	**3 176**	**4 520**	**-30**	**5 958**

3) Net result of financial transactions

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Shares/participations	- 1			- 6	6	-200	65
Interest-bearing securities	139	170	-18	599	212	183	394
Other financial instruments	131	210	-38	- 770	530		725
Realised result	**269**	**380**	**-29**	**- 177**	**748**	**-124**	**1 184**
Shares/participations	- 5	- 3	67	- 13	- 12	8	- 15
Interest-bearing securities	- 20	- 104	-81	- 144	- 165	-13	- 199
Other financial instruments	86	15		- 125	- 11		211
Unrealised value changes	**61**	**- 92**	**-166**	**- 282**	**- 188**	**50**	**- 3**
Exchange rate fluctuations	349	252	38	940	786	20	1 117
Net result of financial transactions	**679**	**540**	**26**	**481**	**1 346**	**-64**	**2 298**

4) Net credit losses

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Individually appraised receivables							
Reported write-down, incurred losses	- 46	- 145	-68	- 790	- 247		-1 420
Reversal of previous provisions for possible losses reported as incurred losses in current period's accounts	37	62	-40	742	147		1 295
Reported provision for possible losses	- 84	- 80	5	- 198	- 281	-30	- 520
Recovered from losses incurred in previous years	92	26		203	83	145	372
Reversal of previous provisions for possible losses	27	34	-21	149	138	8	164
Reported net cost for individually appraised receivables	**26**	**- 103**	**-125**	**106**	**- 160**	**-166**	**- 109**
Receivables appraised by category							
Reported write-down, incurred losses		- 15	-100		- 37	-100	- 52
Reported provision for possible losses		- 2	-100		- 2	-100	- 4
Recovered from losses incurred in previous years		6	-100		18	-100	22
Withdrawal from provision for lending losses							
Reported net cost for receivables appraised by category		**- 11**	**-100**		**- 21**	**-100**	**- 34**
Allocation to/withdrawal from reserve for political risks abroad	29	111	-74	78	198	-61	279
Contingent liabilities	3			9			8
Total	**58**	**- 3**		**193**	**17**		**144**

Skandinaviska Enskilda Banken

Cash flow analysis

SEK M	January-September 2001	Full year 2000	January-September 2000
Cash flow before changes in lending and deposits	499	7 813	7 463
Increase (-)/decrease (+) in lending to the public	-26 369	-31 782	-18 534
Increase (+)/decrease (-) in deposits from the public	15 772	15 923	23 508
Cash flow, current operations	**-10 098**	**-8 046**	**12 437**
Cash flow, investment activities	**401**	**-19 546**	**-16 561**
Cash flow, financing activities	**-6 386**	**-3 598**	**1 288**
Cash flow for the period	**-16 083**	**-31 190**	**-2 836**
Liquid funds at beginning of year	45 261	76 451	76 451
Cash flow for the period	-16 083	-31 190	-2 836
Liquid funds at end of period	**29 178**	**45 261**	**73 615**

Skandinaviska Enskilda Banken

Balance sheet

SEK M	30 September 2001	31 December 2000	30 September 2000
Lending to credit institutions	218 051	184 849	201 280
Lending to the public	246 921	220 493	207 896
Interest-bearing securities	108 977	118 418	92 738
- Financial fixed assets	*3 090*	*2 962*	*3 154*
- Financial current assets	*105 887*	*115 456*	*89 584*
Shares and participations	*45 576*	*44 485*	*42 805*
Other assets	107 419	94 112	108 638
Total assets	**726 944**	**662 357**	**653 357**
Liabilities to credit institutions	237 055	198 618	172 081
Deposits and borrowing from the public	250 422	234 650	242 235
Securities issued, etc.	49 246	52 518	55 299
Other liabilities and provisions	135 337	120 194	126 924
Subordinated liabilities	27 911	28 207	30 312
Shareholders' equity [1]	26 973	28 170	26 506
Total liabilities and shareholders' equity	**726 944**	**662 357**	**653 357**

1) Change in shareholders' equity

SEK M	30 September 2001	31 December 2000	30 September 2000
Opening balance	28 170	22 294	22 294
New share issue		4 067	4 067
Dividend to shareholders	-2 818	-2 466	-2 466
Group contributions, net	742	1 436	941
Result, holding of own shares		21	
Staff option programme	- 277		
Translation difference	18	- 3	23
Net profit for the period	1 138	2 821	1 647
Closing balance	**26 973**	**28 170**	**26 506**

Statutory Profit and Loss Account / Operational Profit and Loss Account

SEK M	January-September 2001	SEB Trygg Liv	Internal transactions bank-insurance	Reclassification	January-September 2001	
Net interest income	9 513	34	- 1		9 546	Net interest income
Dividends received	1 376	2		-1 378		
Net commission income	8 285		295		8 580	Net commission income
Net result of financial transactions	1 005	- 19		1 285	2 271	Net result of financial transactions
Other operating income	1 602	1 019	- 592	93	2 122	Other operating income
Income from banking operations	**21 781**	**1 036**	**- 298**	**0**	**22 519**	**Total income**
Staff costs	-8 833	- 432	8		-9 257	Staff costs
				766	766	Pension compensation
General administrative costs	-4 601	- 583		5 184		
Depreciation and write-downs of tangible and intangible fixed assets	-1 335	- 48			-1 383	Depreciations
Other operating costs	-1 808	- 131	290	-5 184	-6 833	Other operating costs
Costs from banking operations	**-16 577**	**-1 194**	**298**	**766**	**-16 707**	**Total costs**
Profit/loss from banking operations before credit losses	**5 204**					
Net credit losses	- 343			- 47	- 390	Net credit losses etc
Change in value of seized assets	2			- 2		
Write-down of financial fixed assets	- 49			49		
Net result from associated companies	18	- 13			5	Net result from associated companies
Operating profit from banking operations	**4 832**					
Operating profit from insurance operations	108	171			-279	Operating profit from non-life insurance operations
Operating profit	**4 940**	**0**	**0**	**766**	**5 706**	**Operating result**
				239	- 367	Change in surplus value in life insurance operations
					5 339	**Total result**
Pension compensation	766			- 766		
Taxes	-1 820				-1 820	Taxes
				103	103	Taxes on change in surplus values
Minority interests	- 56				- 56	Minority interests
Net profit for the period	**3 830**	**0**	**0**	**342**	**3 566**	**Total result after tax**

Appendix 1

SEB AG in the SEB Group

Profit & Loss Account adapted to Swedish Accounting Principles

EUR M	2001:3	2001:2	2001:1	2000:4	2000:3
Net interest income	122	118	127	120	126
Net commission income	44	45	41	58	54
Net result of financial transactions	6	5	7	10	10
Other operating income	9	11	36	5	14
Total income	**181**	**179**	**211**	**193**	**204**
Staff costs	- 77	- 80	- 82	- 77	- 85
Other operating costs	- 66	- 62	- 65	- 81	- 69
Total costs	**- 143**	**- 142**	**- 147**	**- 158**	**- 154**
let credit losses etc	- 14	- 15	- 10	- 18	- 18
Net result from associated companies	1			2	
"External" profit	**25**	**22**	**54**	**19**	**32**
One-off items			- 27		
Normal" profit	**25**	**22**	**27**	**19**	**32**

At the beginning of 2001 the reserves amounted to EUR 463,5 M. The allocation and utilisation during 2001 is showned in the table below:

Allocation and utilisation of reserves

EUR M	Reserve for credit losses	Sozial plan	Restructuring reserves	Total
Opening balance 2001	112,3	67,1	284,1	463,5
Utilised Q 1		-23,4	-26,7	-50,1
Utilised Q 2	-0,6	-6,9	-27,6	-35,1
Utilised Q 3		-6,8	-34,7	-41,5
Closing balance 30 June 2001	**111,7**	**30,0**	**195,1**	**336,8**

Of the utilisation of the restructuring reserve (EUR 26,7 M + EUR 27,6 M + EUR 34,7 M = EUR 89,0 M) EUR 34,4 M covers the change of brand name from BfG to SEB.

Appenix 2

SEB Trygg Liv

SEB Trygg Liv focuses on the sale and administration of unit-linked insurance products as well as their equivalent for account of the traditional mutual life insurance business. SEB Trygg Liv is a wholly-owned life group whose ultimate parent is Skandinaviska Enskilda Banken. From an accounting point of view, the life business is separate from the traditional banking activities. SEB Trygg Liv's accounts are presented in this Appendix according to generally accepted accounting standards within the insurance business.

The market was adversely affected by the continued decline in market values, which accelerated during the third quarter. The demand for single-premium endowment assurance dropped significantly while the market for corporate pensions is more stable. Total new issues of single-premium unit linked insurance in Sweden during the twelve-month period amounted to SEK 17.5 billion (28.5), a 39 per cent decline compared with the preceding year.

SEB Trygg Liv reported a decline in sales of 30 per cent compared with a year earlier. In accordance with the market as a whole, single-premium endowment assurance for the private market accounted for most of the decline. Most sales, 79 per cent (92) pertained to unit-linked products but demand for traditional life products increased in the segment for corporate pensions.

Sales, i.e. new premiums and extra payments under existing insurance contracts, decreased by SEK 2 873 M, or 30 per cent, to SEK 6 615 M (9 488). The main portion of the decrease occurred during the first quarter. Sales defined as SPE (Single Premium Equivalent), implying that current contracts are multiplied by 10, decreased by 8 per cent to SEK 16 474 M (17 821).

Premium income (premiums paid) decreased less than sales, by 17 per cent to SEK 11 359 M (13 671). In total, the value of assets under management decreased by SEK 40 billion or 16 percent to SEK 213 billion (253) during the twelve-month period, mainly due to the decline in market values.

Total income decreased by 8 per cent to SEK 1 075 M (1 165), mainly as a result of the lower asset values compared with the preceding year. Operating costs and other costs, after deducting the change in deferred acquisition cost of SEK 129 M (198), rose by 10 per cent to SEK 1 213 M (1 105). However, the actual increase in costs adjusted for non-recurring items was less than 2 per cent. Operating result, before current period change in surplus values, totalled SEK –138 M (60) as a result of the decline in earnings.

The surplus value in life insurance operations is the present value of expected future profits from signed insurance contracts. The surplus value comprises unit-linked operations as well as commissioning agreements with traditional life insurance companies.

When determining the surplus value in the insurance portfolio an annual unit fund growth of 6 per cent, i.e. 1.5 per cent per quarter, is assumed. A higher or lower growth rate than assumed will result in positive or negative financial effects when computing the current year change. During 2001 the accumulated growth in unit funds was –25 per cent of which –17 per cent occurred in the third quarter resulting in negative financial effects of SEK –1 388 M for the year. The third quarter effect was SEK –903 M.

Total result from operations (incl. change in surplus value) improved by SEK 157 M or 21 per cent to SEK 883 M (726). Total result less current year financial effects was SEK -505 M (666).

Volumes, SEK M	2001-09	2000-09
Sales volume		
Traditional life insurance, regular premium 27.3 (23.0) %	1 407	761
Unit-linked insurance, regular premium 20.4 (14.0) %	5 208	8 727
	6 615	**9 488**
Premium income		
Traditional life insurance	3 644	3 161
Unit-linked insurance	7 715	10 510
	11 359	**13 671**
Savings stock	Sept 30	Sept 30
Traditional life insurance	161 500	186 400
Unit-linked insurance	51 800	66 600
	213 300	**253 000**
Profit and loss account, SEK M		
Administration agreements, traditional life insurance	279	254
Unit-linked insurance	705	800
Risk operations and other	91	111
Total income	**1 075**	**1 165**
Operating expenses	-1 240	-1 205
Capitalisation of acquisition costs	129	198
Goodwill and other	-102	-98
Total costs	**-1 213**	**-1 105**
Operating result	**-138**	**60**
Change in surplus values [1]	-367	606
Total result	**-505**	**666**
Total result excl. financial effects included in net surplus value change	**883**	**726**
Expense ratio per cent [2]	10.9%	8.8%
Return on allocated capital after tax, per cent [3]		
Excluding financial effects in surplus value change	17.3%	17.9%
Including financial effects	-9.9%	16.4%

Notes
[1] After deduction for change in capitalised acquisition costs
[2] Annual basis. Operating expenses as percentage of premiums earned
[3] Annual basis. Allocated capital SEK 4 900 M (3 900)

Sales by quarter, SEK M	0109	0106	0103	0012	0009
Sales (nominal)	1 325	2 502	2 788	2 877	1 974
- thereof regular	39 %	22 %	22 %	18 %	26 %
- thereof single	61 %	78 %	78 %	82 %	74 %
- thereof new business	68 %	64 %	69 %	69 %	65 %
- thereof extra sales	32 %	36 %	31 %	31 %	35 %
- thereof traditional life	28 %	22 %	17 %	12 %	13 %
- thereof unit linked	72 %	78 %	83 %	88 %	87 %
- thereof corporate	51 %	50 %	34 %	31 %	31 %
- thereof private	49 %	50 %	66 %	69 %	69 %

Calculation of surplus value and changes in surplus value
Surplus value in life insurance operations is calculated on the basis of assumptions regarding the future development f signed insurance contracts and a risk-adjusted discount rate. The most important assumptions are the following:

Discount rate	11 %
Return on capital, nominal assets	4 %
Return on capital, real assets	8 %
Surrender of contracts	5 %
Surrender of current premiums	5 %
Administrative expenses (Sweden only)	SEK 250/contract per year
	6 %
Mortality	According to industry experience

Surplus value accounting
Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.

Balance of surplus value (after deduction of capitalised acquisition costs)	0109	0106	0103	0012	0009
Opening balance	3 592	3 228	3 479	3 748	3569
Present values of new sales [1]	292	405	311	391	229
Return on existing policies	155	155	155	143	173
Realised surplus value in existing policies	-179	-196	-161	-188	-188
Current change from operations	**268**	**364**	**305**	**346**	**214**
Change in assumptions	0	0	0	2	0
Actual outcome compared to assumptions [2]	179	-113	147	160	92
Investment return in excess of assumptions [3]	-903	159	-644	-700	-75
	-724	**46**	**-497**	**-538**	**17**
Total change in surplus values before deduction of capitalised acquisition costs	**-456**	**410**	**-192**	**-192**	**231**
Capitalisation of acquisition cost for the period	-125	-149	-164	-155	-128
Amortisation of capitalised acquisition cost	101	103	105	78	76
Total change in surplus values [4]	**-480**	**364**	**-251**	**-269**	**179**
Closing balance [5]	**3 112**	**3 592**	**3 228**	**3 479**	**3 748**

1) Sales defined as new contracts and extra premiums on existing contracts

2) The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of extensions of contracts as well as cancellations. Also included is the estimated cost of solvency, which increases with growth in fund values. However, the actual income and administrative expenses are included in full in the operating result.

3) Assumed unit growth is 6 per cent, i e 1,5 per cent per quarter. Actual growth during the last quarter was –17 percent resulting in negative financial effects of SEK –903 M.

4) Prepaid acquisition costs are capitalised in the accounts and amortised over 5 years. Accordingly, the reported change in surplus values is adjusted by the net effect in the period.

5) Estimated surplus value according to the above is not included in the statutory balance sheet.

Appendix 3

Credit exposure* by industry and sector, SEK M
(before provision for possible credit losses)

SEK M	2001-09-30	%	*of which SEB AG*	%	2000-12-31	%	*of which SEB AG*	%
Corporates and banks								
Banks	180 092	18,5	*77 345*	*20,7*	171 707	18,4	*69 546*	*19,9*
Finance and insurance	54 151	5,6	*9 054*	*2,4*	44 330	4,8	*8 664*	*2,5*
Property management	117 564	12,1	*72 623*	*19,4*	113 888	12,3	*62 896*	*17,9*
Wholesale and retailing, hotels and restaurants	34 970	3,6	*7 861*	*2,1*	38 649	4,2	*9 257*	*2,6*
Transportation	34 004	3,5	*1 567*	*0,4*	35 195	3,8	*1 203*	*0,3*
Other service sectors	33 376	3,4	*8 046*	*2,1*	24 977	2,7	*91*	*0,0*
Construction	11 174	1,1	*3 281*	*0,9*	10 110	1,1	*3 541*	*1,0*
Manufacturing	99 207	10,2	*9 335*	*2,5*	84 816	9,2	*10 447*	*3,0*
Other	94 505	9,7	*30 084*	*8,0*	87 829	9,5	*36 964*	*10,5*
	659 043	**67,7**	***219 196***	***58,5***	**611 501**	**66,0**	***202 609***	***57,7***
Public administration								
Municipalities, County Councils	15 570	1,6	-	-	16 235	1,8	-	-
Municipality-owned companies	26 652	2,7	-	-	26 993	2,9	-	-
German and Baltic Municipalities and Federal states	51 736	5,3	*51 735*	*13,8*	48 928	5,3	*48 924*	*13,9*
	93 958	**9,6**	***51 735***	***13,8***	**92 156**	**10,0**	***48 924***	***13,9***
Households								
Housing loans (first-mortgage loans)	85 737	8,8	*10 819*	*2,9*	76 769	8,3	*9 331*	*2,7*
Other loans	135 004	13,9	*92 687*	*24,8*	130 879	14,1	*90 114*	*25,7*
	220 741	**22,7**	***103 506***	***27,7***	**207 648**	**22,4**	***99 445***	***28,4***
Not distributed by sector and industry	**64**	-	-	-	**15 141**	**1,6**	-	-
Total credit portfolio	**973 806**	**100**	***374 437***	***100***	**926 446**	**100**	***350 978***	***100***
Repos								
Credit institutions	58 878				36 193		-	
General public	68 732				53 159		-	
	127 610				**89 352**		-	

*The total credit exposure includes in addition to the lending to the public also exposure on credit institutions and both on and off balance sheet items.

Exposure, geographically distributed, SEK M

Emerging Markets, SEK M	Total	*of which SEB AG*
Asia[1]	**3 888**	**541**
Hong Kong	616	314
China	757	64
Other Specified Countries[2]	1 862	66
Latin America[3]	**3 592**	**449**
Brazil	1 906	17
Eastern- and Central Europe[4, 6]	**1 806**	**968**
Russia	860	331
Africa and Middle East[5]	**2 436**	**233**
Turkey	653	16
Total, Gross	**11 722**	**2 191**
Provision	2 123	1 025
Total, Net	**9 599**	**1 166**

1. Includes Hong Kong, China, India, Pakistan, Taiwan and Macao and not 2.
2. Includes Philippines, Malaysia, Thailand, Korea and Indonesia
3. Includes Brazil, Argentina, Mexico and Peru

Includes Russia, Estonia, Latvia, Lithuania, Poland, Czech Republic Slovakia, Romania, Hungary, Slovenia, Croatia, Kazakhstan and Ukraine

Includes Turkey, Iran, Saudi Arabia, Egypt, Israel, South Africa, Ethiopia and Algeria

6. Exposure trough the Baltic subsidiaries of the bank is not included

Appendix 4

Capital base for the SEB Financial Group of Undertakings

SEK M	September 2001
Shareholders' equity in the balance sheet	42 806
./. Result for the third quarter and change in the translation difference	-1 376 1)
./. Estimated dividend for january - june 2001	-1 409 1)
./. Deductions from the financial group of undertakings	-1 156 2)
= Shareholders' equity in the capital adequacy	**38 865**
Core capital contribution	1 949
Minority interest	1 271
. Goodwill	-4 595 3)
= Core capital (tier 1)	**37 491**
ated subordinated debt	11 970
'. Deductions for remaining maturity	-3 397
Perpetual subordinated debt	17 455
= Supplementary capital (tier 2)	**26 028**
./. Deductions for investements in insurance companies	-9 272 4)
./. Deductions for other investements outside the financial group of undertakings	-564
= Capital base	**53 682**

To note:
Only the result for the period January – June is included in the capital base since the accounts for the third quarter has not been verified by external auditors. This is also reflected in the deduction of estimated dividend (1).

The deduction (2) from shareholders equity in the consolidated balance sheet consists mainly of non-restricted equity in subsidiaries (insurance companies) that are not consolidated in the financial group of undertakings.

The minority interest and goodwill that is included in the capital base differ from the amounts stated in the balance sheet due to the inclusion of companies in the capital adequacy calculation that are not consolidated in the Group's lance sheet.

Goodwill in (3) includes only goodwill from acquisitions of companies in the financial group of undertakings, i.e. not insurance companies. Goodwill from acquisitions of insurance companies is deducted from the capital base (4).



Stockholm, 21 February 2002

Report 2001

Fourth quarter better than the second and third

- **Stronger income in the fourth quarter**
- **Cost efficiency measures started yielding results**
- **Activities to reach our Cost efficiency targets now fully committed**

- Operating result* decreased by 10 per cent on comparable basis to SEK 7,153 M.
- Total costs decreased 7 per cent on comparable basis to SEK 22, 679 M.
- Net interest income rose 5 per cent on comparable basis to SEK 13,053 M.
- Net commission income decreased by 20 per cent on comparable basis to SEK 11,576 M.
- Credit losses amounted to SEK 547 M (815).
- Return on equity was 11.9 per cent (16.9).
- Earnings per share amounted to SEK 7.17 (9.43).
- A dividend of SEK 4:00 (4:00) is proposed.

- Operating result in the fourth quarter, excl. restructuring costs, was SEK 1,860 M (1,694 in the third quarter 2001 and 1,729 in the fourth quarter of 2000).

PRESIDENT's COMMENT

2001 was a turbulent year. The stock markets were weak and the economies in most countries experienced a sharp downturn reinforced by the terror attacks of September 11.

SEB has a strong position in equity related products. The sharp downturn in equity markets thus affected SEB more than many of its competitors.

In February last year we announced a proposed merger with FöreningsSparbanken with the idea of creating a Nordic bank that could actively participate in the restructuring of the European financial industry. However, EU Merger Task Force put such demands on us that we in September mutually decided to withdraw our application.

We therefore decided to realise our own potential by launching a restart programme implying
- a renewal of our management team
- a cost efficiency program to reduce costs by SEK 2.5 billion, net, over the next 18 months
- a culture change programme called "3 C", which stands for Customer satisfaction, Cross-servicing and Cost efficiency.

The "3 C" programme is a change process being initiated in the entire group to ensure long term profitability. *Customer satisfaction* is key to long-term success. In many parts of the Group customer satisfaction is high compared to our peers, for example in SEB Germany and in Merchant Banking.

*Operating result includes pension settlements/provisions. **Excluding** pension provisions of SEK 1,002 M (943), the **statutory operating result** amounted to SEK 6,151 M (8,800).

However, external studies have shown that customer satisfaction has decreased amongst our retail customers in Sweden. This is an area that we now address, partly by focusing on our local branches, reinforcing their customer responsibility.

Cross-servicing offers an important potential to enhance our revenues, by increasing our market share with existing customers. Further strengthening the co-operation between the units within the Group will achieve this target and improve service to our customers at the same time.

The *Cost-efficiency* projects that are now under way in most parts of the bank reflect the need for adapting to weaker markets but also for creating a long term cost efficiency culture in the Group. The total cost reduction programme, which focuses on support and administrative functions, amounts to SEK 3 billion, gross, and will give an annual net effect of SEK 2.5 billion as from the first quarter of 2003 - all other things equal.

We have already made decisions that will achieve annual cost savings of SEK 1 billion. Furthermore, we have identified, in specified projects, another SEK 2 billion in annual cost savings. Our business units are firmly committed to these projects which are well reflected in their own plans.

The fourth quarter result was better than that of previous quarters in 2001, partly due to stronger stock markets. The improvement was due to lower operating costs and a stronger equity market. However, we have chosen to take an up-front restructuring charge for the initial costs of the change programme. Most of the charge has been taken in 2001 but some will also be affecting 2002.

A large contribution was made from *Corporate & Institutions* where *Merchant Banking* reported strong income due to good performance in customer-driven business. *Enskilda Securities'* result was weaker, as for most investment banks, and cost reduction measures have been taken.

SEB Germany's income decreased due to the weak German economy. However, this was to a large extent offset by further cost savings in the restructuring programme.

The *Baltic banks* continue to grow, showing strong results.

Nordic Retail & Private Banking was affected by the declining stock markets but managed to keep costs under control. In the international part of private banking some major steps were taken to reduce costs and adapt to the market environment.

The number of e-banking customers totalled 1,128,000 at year-end (800,000). The increases continued both in Sweden, Germany and in the Baltic countries.

Our *credit volumes* remained at stable levels overall. We saw expansion in the Nordic corporate segment, the Baltic and in mortgage lending to Swedish households. Credit losses were at a low level and doubtful claims, gross, declined somewhat. However, a number of companies have been downgraded by the rating institutes and it is not unreasonable to expect an increase in the general credit loss level in the banking industry.

All in all, in terms of result, we can conclude that 2001 was a tough year. However under the circumstances I feel comfortable given the measures now under way.

Since stock markets and the general economy still do not show any clear signs of a forthcoming recovery, our cost efficiency programmes are of utmost importance for our future. These programmes have top priority within all parts of the group!

THE GROUP

Profit and loss account, SEK M	2001	2000	Change, per cent	Change on comparable basis, per cent
Net interest income	13,053	11,616	12	5
Net commission income	11,576	13,846	-16	-20
Net result of financial transactions	2,964	3,552	-17	-16
Other operating income	2,627	3,644	-28	4
Total income	**30,220**	**32,658**	**-7**	**-8**
Staff costs	-12,353	-12,761	-3	-8
Pension compensation	1,002	943	6	6
Other operating costs	-8,763	-8,751	0	-4
Merger and restructuring costs	-716	0		
Depreciation	-1,849	-1,763	+5	+1
Total costs	**-22,679**	**-22,332**	**2**	**-7**
Net credit losses and write-downs	-616	-890	-31	-51
Net result from associated companies	-29	95	-131	
Non-life insurance	257	212	21	
Operating result	**7,153**	**9,743**	**-27**	**-10**

Fourth quarter results

Total income in the fourth quarter was SEK 7,701 M, 8 per cent higher than in the third quarter of 2001 but lower than in the last quarter of 2000.

Costs in the fourth quarter, excluding restructuring costs, amounted to SEK 5,559 M compared with SEK 5,331 M in the third quarter, SEK 5,611 M in the second quarter and SEK 6,519 M in the fourth quarter of 2000. The last two quarters show a positive trend in terms of cost-savings.

Total merger and restructuring costs in the fourth quarter amounted to 413 M.

Credit losses, net, were SEK 181 M compared with SEK 112 M in the last quarter of 2000.

The result for the fourth quarter before restructuring costs was SEK 1,860 M, which was better than for the second and third quarters 2001 and even better than for the fourth quarter of 2000. After restructuring costs the operating result totalled SEK 1,447 M.

Full year results

Comparisons with the preceding year have been affected by one-off items and the consolidation of Vilniaus Bankas in the fourth quarter of 2000. Furthermore, comparisons have been affected by the currency translation difference due to the weak Swedish krona as well as merger and restructuring costs.

Income

Total income for the full year 2001 decreased by 7 per cent to SEK 30,220 M (32,658). Adjusted for items affecting comparability, total income dropped by 8 per cent.

Net interest income showed a steady increase quarter by quarter and rose by 12 per cent to SEK 13,053 M (11,616) for the full year. The cost for the governmental deposit guarantee declined by SEK 207 M.

Adjusted for item affecting comparability, net interest income increased by 5 per cent, mainly due to increased volumes and higher margins.

Net commission income decreased by 16 per cent to SEK 11,576 M (13,846), despite a recovery during the fourth quarter. Commission income from credit and charge cards rose by 17 per cent, while equity related commission income fell by 23 per cent compared with 2000. Adjusted for items affecting comparability, net commission income for the full year 2001 declined by 20 per cent. Net commission income is strongly related to stock market trends both in terms of value and business activity. (See further Note on page 20.)

Net result of financial transactions was down 17 per cent to SEK 2,964 M (3,552). Adjusted for items affecting comparability, net result of financial transactions decreased by 16 per cent.
(See further Note on page 20.)

Other income amounted to SEK 2,627 M (3,644), of which capital gains and one-off items accounted for SEK 1,024 M (1,277). Of the capital gains, SEK 512 M referred to the sale of OM shares and SEK 248 M to the sales of shares in Deutsche Börse – both regarded as one-off items in the first quarter of 2001. Remaining capital gains are regarded as part of normal business activity. Adjusted for one-off items, exchange rate fluctuations and other items affecting comparability Other income was up 4 per cent.

Costs

Costs including restructuring costs of SEK 716 M, amounted to SEK 22,679 M (22,332). Adjusted for restructuring costs and other items affecting comparability, including exchange rate changes, total costs decreased by 7 per cent.

Staff costs, gross, dropped by 3 per cent to SEK 12,353 M (12,761). Staff costs, net, decreased by 4 per cent to SEK 11,351 M (11,818). Compensation for the pension costs, which is included in the staff costs, gross, increased to SEK 1,002 M (943), including the pension insurance scheme that has replaced the earlier profit-sharing system.

Adjusted for items affecting comparability, staff costs declined by 8 per cent. This was achieved through efficiency improvement measures, primarily within Nordic Retail & Private Banking and SEB Germany, which have also offset the general pay cost increase. In addition, decreased income has led to lower performance-related compensation (SEK 646 M less compared with 2000).

As of 31 December 2001 the number of employees decreased by 584 to 20,696.

At year-end 2001, total assets in the pension funds amounted to SEK 18.5 billion (23.2), while commitments were SEK 9.1 billion (8.0). Accordingly the surplus value at year-end 2001 amounted to SEK 9.4 billion (15.2).

In line with the promise in the annual report for 2000 total IT costs were kept level with 2000: SEK 4.7 billion (4.8). IT costs are here defined as a calculated cost for all IT-related activities including costs for own personnel etc. Of these calculated costs SEK 2,221 M (2,338) represented external costs.

Depreciation amounted to SEK 1,849 M (1,763), of which goodwill accounted for SEK 733 M (671).

Merger and restructuring costs

Total merger and restructuring costs amounted to SEK 716 M. Of the total, SEK 225 M was attributable to costs for integration planning work in connection with the planned and discontinued merger with FöreningsSparbanken (Swedbank). SEK 491 M was restructuring costs and thereof SEK 358 M is a reserve for actions taking place during 2002.

Further actions have been and will be decided upon in order to create an extensive cost cutting programme. The restructuring charge for this programme is estimated to amount to an additional SEK 200 M, which will be accounted for in 2002.

The acquisition of BfG in January 2000 resulted in a difference between equity and purchase price. The allocation and utilisation of the negative goodwill is described in *Appendix 1*.
Of the *restructuring reserve* for the acquisition of Trygg Hansa in 1997, SEK 29 M was left at year-end after having used SEK 227 M during 2001.

Credit losses and doubtful claims
The Group's credit losses, including changes in the value of assets taken over, amounted to SEK 547 M, net (815), of which SEK 480 M, net (781), in SEB Germany. The improvement was mainly due to lower credit losses and to some extent higher recoveries during 2001.The level of credit losses was 0.09 per cent (0.12).

The Estonian subsidiary bank Eesti Ühispank made write-downs of SEK 69 M in its investment portfolio.

Doubtful claims, gross, amounted to SEK 15,822 M, (16,437). SEK 8, 161 M (9,368) of the doubtful claims are non-performing loans and SEK 7,661 M (7,069) are performing loans (loans where interest and amortisation are current). Doubtful claims net after deducting general reserves amounted to SEK 7,769 M (7,280). The provision ratio for doubtful claims including general reserves was 50.9 per cent (55.7). The provision ratio for non-performing loans was 54.7 per cent and for performing loans 33.7 per cent (see further page 37). The level of doubtful claims, net, was 1.37 (1.35).

The volume of pledges taken over amounted to SEK 265 M (213).

Non-life insurance and run-off
Operating result for non-life insurance, mainly run-off, amounted to SEK 257 M (212). The increase was mainly due to capital gains of SEK 126 M from bond portfolio sales in the first quarter. SEB´s non-life insurance operations were not affected by the terror attacks in September.

One-off items
Total one-off income items in 2001 amounted to SEK 886 M. Non-recurring costs for merger and restructuring amounted to SEK 716 M, of which SEK 413 M refers to the fourth quarter.
The net effect of one-off items was thus a gain of SEK 170 M. In 2000, the result was positively affected by a total of SEK 2,306 M of a non-recurring nature.

Operating result
Operating result decreased by 27 per cent to SEK 7,153 M (9,743). Adjusted for items affecting comparability, mainly the above one-off items, the operating result fell by 10 per cent.

Changes in surplus value of the life insurance operations are not included in the operational and statutory accounts. Life insurance operations should be evaluated based on the value created by the ongoing operations and its future long-term implications. Thus, a detailed report on SEB Trygg Liv´s operations, including changes in surplus values, is stated in Appendix 2.)

Taxes
The Group´s operating result before tax was SEK 7,153 M (9,743). The tax on the profit for 2001 was SEK 1,990 M (2,710). Of this, SEK 1,161 M (1,730) represented taxes paid and SEK 829 M (980) deferred tax. The weighted tax rate is 27,8 per cent (27.8), taxes paid represents a tax rate of 16,2 per cent (17,8 per cent).
Furthermore, the result is charged with taxes of SEK 68 M (146) for previous years.

Assets under management

At year-end 2001, the SEB Group´s assets under management totalled SEK 871 billion (910). The rise in stock market values during the fourth quarter explains the increase of 7 per cent from the third quarter. Of this, SEK 567 billion (591) are managed by SEB Asset Management, SEK 113 billion (110) by SEB Germany and the rest by Private Banking.

Credit portfolio

As per 31 December 2001, SEB´s loan and leasing volume, excluding repos, amounted to SEK 718 billion (690).

The total credit portfolio also includes contingent liabilities, such as letters of credits, guarantees and credit commitments, as well as credit exposures related to derivatives contracts. The total credit portfolio increased by approximately SEK 29 billion during 2001 and amounted to SEK 955 billion (926) at year-end. A significant factor for the increased credit exposure has been the deterioration of the Swedish krona during the year. From a sector perspective the portfolio has been stable. Within the household sector Swedish mortgage lending accounts for the majority of the increase. Corporate credit volumes have also increased somewhat, particularly within Merchant Banking.

SEB AG´s credit exposure, measured in euro, declined by approximately EUR 1.5 billion, while it increased by approximately SEK 4 billion measured in SEK. The three Baltic subsidiary banks have increased their credit exposure to SEK 30 billion (24) during the year, of which the major part was related to the corporate sector.

Exposure on the telecommunication industry (operators and manufacturing companies) increased somewhat during the year, totalling approximately SEK 15 billion, 1.5 per cent of the Group´s total portfolio. Exposure on the IT sector declined somewhat during the year, totalling approximately SEK 4 billion.

The net exposure on emerging markets at the year-end amounted to SEK 9. 7 billion (11.5) after deduction of provisions for possible lending losses. (See further in *Appendix 3.)*

Risk and capital management

In order to ensure the best possible use of the capital of the Group and to evaluate profitability in the various business areas with more precision SEB uses a control model that is based upon economic capital, Capital at Risk (CAR). CAR represents an assessment of the risk for unexpected losses that the operations of the Group imply at each given point in time. It is based upon statistical probability calculations of the Bank's various types of risk; i.e. credit, market, insurance, operational and business risks. CAR is well in line with the forthcoming changes of the capital adequacy rules. When allocating capital to the divisions, CAR, like the capital requirement for risk-weighted assets, are important parameters. When calculating the return on capital of the divisions their respective results, after an assumed tax rate of 28 per cent, are put in relation to the allocated capital.

The risk level for each type of risk, without considering diversification effects, as well as the Group´s total CAR, are summarised in the following table (SEK billion):

	31 Dec. 2001	31 Dec. 2000
Market risk	5	3
Credit risk	34	32
Insurance risk	6	5
Operational and business risk	8	9
Diversification	-14	-13
Total CAR	**39**	**36**

The Group's risk taking in trading operations (so-called value at risk, VaR) averaged SEK 133 M during 2001. This means that the Group, with 99 per cent certainty, could not expect to lose more than a maximum of SEK 133 M during a ten-day period. During the year this risk varied between SEK 80 M and SEK 165 M. Following table shows the risk by risk type (SEK M).

	Min	Max	Average	31 Dec 2001	31 Dec 2000
Interest risk	66	168	126	146	98
Currency risk	12	58	26	14	19
Equity risk	4	24	15	12	30
Diversification			-34	-29	-61
Total	**80**	**165**	**133**	**143**	**86**

An increase of market interest rates by one percentage point as per 31 December 2001, would result in a reduction in the market value of the Group's all interest-bearing assets and liabilities, including derivatives, by SEK 2,200 M (1,600).

Capital base and capital adequacy

On the 31 December 2001, the capital base for the financial group of undertakings (excluding the insurance companies) amounted to SEK 54.4 billion (53.3). Core capital was SEK 38.7 billion (36.5), of which SEK 1.9 billion constituted so-called core capital contribution. (For calculation of the capital base see *Appendix 4)*. The risk-weighted assets amounted to SEK 501 billion (496).

The rise in risk-weighted assets due to increased lending and a weaker Swedish krona have been counteracted with continued capital rationalisation, particularly within SEB Germany. In addition, the Financial Supervisory Authority's approval of SEB's internal Value-at-Risk model last December has contributed to reducing risk-weighted assets by a little more than SEK 5 billion.

The core capital ratio was 7.71 per cent (7.37) and the total capital ratio was 10.84 per cent (10.76). The Group's long-term goals to maintain a core capital ratio of at least 7 per cent and a total capital ratio of not less than 10.5 per cent have thus been met.

During the year SEB has taken an active part in the work evaluating and responding to the proposed new capital adequacy rules of the Basle Committee and the EU commission. The Bank participated in the two Quantitative Impact Studies that the Basle Committee carried out for the purpose of evaluating the effects of the new rules. This work has provided good insight into the changes that can be expected. The Group will continue to monitor the development of the new rules on a regular basis and will as part of this consider the Group´s capital situation in order to be prepared when the new rules become effective.

Rating

SEB's credit ratings are unchanged. The long-term rating with Moody´s is A2, with Standard & Poor´s A- and with Fitch A+. SEB´s mortgage subsidiary's (SEB BoLån) debt issues were given a long-term rating of A+ by Fitch in December 2001.

Employee stock options programme

The Board of Directors approved an incentive programme based on a maximum of 7,000,000 employee stock options, under similar terms and conditions as the preceding year's programme, for approximately 1,000 senior officers and key individuals. At allotment, the Management Committee will receive 1,500,000 options, approximately 400 other senior officers will receive 3,700,000 options and about 600 key personnel and experts 1,800,000 employee stock options. Each option carries entitlement to the acquisition of one Series A share at a price corresponding to 110 per cent of the average of the price at the close of the Stock Exchange during the period February 21 - March 6, 2002. The employee stock options may be exercised between three and seven years following allotment.

Including this year's approved options programme, the number of outstanding employee stock options (1999-2002) totals approximately 19 million, corresponding to 2.6 per cent of the number of shares outstanding.

Existing employee stock options programmes are hedged through swap agreements for both the options price increase and the accompanying social cost component. It is proposed that the employee stock options programme for 2002 is initially hedged in the same manner. The cost of the hedging arrangement for both the employee stock options and the social costs are calculated as the difference between the dividend level of the SEB share and the current financing cost for the number of underlying shares. If the price of the SEB share increases by SEK 10, the social costs will amount to approximately SEK 15 M. The hedging arrangement means that shareholders' equity will be fully compensated and remain intact.

Repurchase of own shares

The Board of SEB has decided to propose that the Annual General Meeting authorise the Board to decide on the repurchase of the Company's shares via the Stock Exchange during the period prior to the Annual General Meeting of shareholders in 2003 in order to protect the bank against the cost of the 2002 employee stock options programme. The repurchased shares will replace the swap contract for the price increase in the employee stock options approved by the Board. This authorisation comprises the acquisition of a maximum of seven million Series A shares, corresponding to approximately 1 per cent of the total number of shares in the Bank. It is proposed that the Annual General Meeting's decision also include the possibility to transfer the repurchased shares to the employee stock options holders under the 2002 programme, in accordance with the terms and conditions of the programme and a mandate for the Board to transfer the repurchased shares that are not used for delivery to the options holders via the Stock Exchange prior to the 2003 Annual General Meeting. The acquisition and transfer of shares via the Stock Exchange can only be effected at a price within the registered price interval at any given time on the Stockholm Exchange, which means the interval between the highest bid price and the lowest ask price.

In addition, the Board decided, as in prior years and in accordance with Ch. 4 §5 of the Securities Business Act (1991:981), to propose to the Annual General Meeting that, during the time prior to the next Annual General Meeting, it be permitted to acquire within its own securities business the Group's own Series A and Series C shares in a number that at any time means that the holding of such shares does not exceed 5 per cent of the total number of shares in the Bank. The price of the acquired shares must correspond to the applicable market price at the time.

The proposals for the repurchase of the Group's own shares falls within the maximum 10 per cent of outstanding share volume permitted by applicable legislation.

Dividend
The size of the dividend in SEB is determined by the financial position and growth possibilities of the Group. SEB strives to achieve long-term growth based upon a capital base for the financial group of undertakings that must not be inferior to a core capital ratio of 7 per cent. The dividend per share shall, over a business cycle, correspond to around 40 per cent of earnings per share, calculated on the basis of operating result after tax.

Earnings per share was SEK 7.17 (9.43). The Board of Directors proposes a dividend of SEK 4.00 (SEK 4.00) per Series A and Series C shares. This proposal corresponds to 56 per cent (40.9) of earnings per share. The total dividend amounts to SEK 2,818 M (2,818). The SEB share will be traded ex dividend as from 11 April 2002.

Stockholm, 21 February, 2002

Lars H. Thunell
President and Group Chief Executive

Financial information during 2002

7 May	Interim report January-March
22 August	Interim report January-June
7 November	Interim report January-September

The Annual General Meeting will be held on Wednesday 10 April, 2002 at 12.30 p.m. (Swedish time) at Cirkus, Djurgårdsslätten, Stockholm.

Reports are also found on Internet (www.seb.net).

Additional information is available from:
Gunilla Wikman, Head of Group Communications, +46 8 763 81 25
Per Anders Fasth, Head of Group Investor Relations, +46 8 763 95 66
Annika Halldin, Responsible for financial information, +46 8 763 85 60
Laurence Westerlund, Investor Relations, +46 8 763 86 27

THE DIVISIONS AND BUSINESS AREAS

SEB's operations are as from December 2001 organised into six divisions: Nordic Retail & Private Banking, Corporate & Institutions, SEB Germany, SEB Asset Management, SEB Trygg Liv and The Baltic & Poland.

Summary of operating result per division and business area

SEK M	2001	2000	Change per cent
Nordic Retail & Private Banking	2 226	2 920	-24
Retail Banking	1 266	1 338	-5
Private Banking	497	1 112	-55
SEB Kort	463	470	-1
Corporate & Institutions	4 675	5 382	-13
Merchant Banking (incl. Mid Corporate and Securities Services)	4 306	4 288	0
Enskilda Securities	369	1 094	-66
SEB Germany	895	787	14
SEB Asset Management	593	809	-27
SEB Trygg Liv	-79	86	-192
The Baltic & Poland	547	370	48
Total all divisions	**8 857**	**10 354**	**-14**
Joint Group incl. capital gain and elimination.	-1 704	-611	179
Operating result	**7 153**	**9 743**	**-27**

Nordic Retail & Private Banking

The division was formed in December 2001 through combining the Personal Banking Sweden and Personal Banking International divisions and including parts of the Mid Corporate business area.

The aim is to further increase customer orientation and strengthen SEB's local presence in Sweden. Moreover, the intention is to secure and develop the leading position in the private banking sector as well as improve co-operation between units in Sweden, units in the Nordic region and between the various sales and service channels.

In specific terms, this resulted in a reinstatement of collective customer and profit responsibility at the slightly more than 200 branch offices. Concurrently, the telephone and Internet units were combined into a new business area.

The division has about 1.5 million private customers and 120,000 small and mid-size corporate customers, of which about 25,000 previously were included in the Mid Corporate business area.

Operations are divided into three main business areas: Retail Banking, including branch office operations, telephone and Internet banking in Sweden and Denmark; Private Banking, with

Enskilda Banken in Sweden and private banking activities in Luxembourg, Norway, the UK and Switzerland; and SEB Kort, with operations in four Nordic countries.

For full-year 2001, Nordic Retail & Private Banking reported a result of SEK 2,226 M, a decline of 24 per cent compared with a year earlier.

Return on allocated capital, SEK 7,000 M, was 22.9 per cent. Risk-weighted assets amounted to SEK 100 billion.

The decline in earnings is attributable mainly to a 22 per cent decrease in commission income, related to the decline in the stock market. However, net interest income developed positively, due mainly to improved margins.

In the lending sector, the pressure on margins continued. However, this trend was partly offset by increased volumes. In the housing loans sector, SEB continued to grow, in volume as well as market shares.

Several extensive restructuring measures were implemented during 2001 in the former Personal Banking International operations:

The e-banking venture in Norway was discontinued. In this market, the division will focus on asset management and mutual funds activities.

SEB closed its e-banking operations in the UK during the third quarter.

Retail Banking
The retail banking operations include the branch office activities and the combined telephone and Internet units. The area posted a result in 2001 of SEK 1,266 M (1,338).

The savings market is decisive, not only for the private banking operations, but also in the retail area. SEB strengthened its position in the Swedish savings market during 2001. In terms of total savings, SEB has the largest share, 16.8 per cent (September 2001). SEB also posted an increase in bank deposits, with a share of 13.8 per cent in September.

The steady increase in new Internet customers continued in Sweden, actually exceeding the Bank's own goal. At year-end, the division had about 660,000 e-banking customers in Sweden. Nearly every second customer who personally cites SEB as his or her main bank is now also an Internet customer.

In Denmark, SEB has about 25,000 customers.

Private Banking
Private Banking serves private individuals with investable assets as well as foundations. The result, SEK 497 M (1 112), was heavily affected by the stock exchange decline during 2001 – although the trend began to turn during the autumn. In SEB Enskilda Banken, the response to the weakening market was increased activity toward customers, which partly offset the general trend. Assets managed within Private Banking declined 6 per cent during the year to SEK 252 billion, while at the same time the stock exchange index fell 16 per cent.

Expertise is a decisive factor, particularly in private banking. An illustration of SEB's efforts is that nearly 800 new Swedish securities advisor licences were granted at year-end solely within Enskilda Banken. SEB was granted a total of about 1 500 licenses during 2001 – the decidedly largest portion on the Swedish market.
An e-banking service was launched in Luxembourg and was well received by existing private banking customers.

SEB Kort
The operating result declined 1 per cent to SEK 463 M. Income rose by 5 per cent, mainly due to increased card and redemption volumes. Costs rose by 4 per cent, largely as a result of increased volumes. However, in 2001 certain items have been accounted for on a gross basis, which have affected both income and costs (income up 9 per cent, costs up 12 per cent). Credit losses rose by 57 per cent to SEK 108 M, mainly attributable to confirmed losses and frauds. The credit loss level is however low in an international perspective.

Diners Club Denmark was again this year awarded first prize in the Teleperformance Grand Prix for best call centre. Diners Club Norway was awarded third prize.

Cost-savings programme
During 2001, Nordic Retail & Private Banking reduced costs by 3 per cent, from SEK 6, 216 M to SEK 6, 000 M. The efficiency enhancement work continues. The division's portion of the Group's cost-reduction programme through 2003 is about SEK 1, 000 M.

During the same period, the personnel reduction was about 300 positions. During 2001, Nordic Retail & Private Banking reduced its personnel by 5 per cent to 4 898 (5 144). The division restructuring costs in 2001 amounted to SEK 184 M.

Corporate & Institutions

The Corporate & Institutions division is focused on large and medium sized companies as well as financial institutions, and consists of Merchant Banking (since December 2001 also comprising the business areas Securities Services and Mid Corporate) and Enskilda Securities.

The operating result for 2001 amounted to SEK 4,675 M (5, 382). The "old" Merchant Banking showed a result in line with the record result in 2000, while the results for Enskilda Securities and Securities Services were negatively affected by the market conditions during 2001.

Return on allocated capital, SEK 15,500 M, was 21.7 per cent. Risk-weighted assets amounted to SEK 208 billion.

Capital efficiency remains in focus of the division and the cost efficiency process has been intensified. Some projects to increase efficiency is in progress and further activities will be initiated during 2002. Enskilda Securities has for example launched a programme aiming at reducing costs by 15 per cent. Other examples are the continuing development of internet solutions with the objective to rationalise processes both for customers and the Bank, as well as a number of ongoing projects for outsourcing of relevant processes within Merchant Banking. The gross cost reduction from these measures is estimated to SEK 325 M in annual effect as from the first quarter of 2003.

Merchant Banking – Continued strong performance with high profitability
The result for Merchant Banking, including Securities Services and Mid Corporate amounted to SEK 4,306 M (SEK 4,288 M).

Since the end of 2001 Merchant Banking consists of the business areas Merchant Banking, Securities Services and Mid Corporate. In connection with the reorganisation the responsibility for a large number of customers moved from Mid Corporate to the Nordic Retail and Private Banking division. This implies that Mid Corporate is now responsible for the relationship with 3 450 customer and as previously SEB Finans.
Merchant Banking, excluding the added entities, showed a continued strong performance in the fourth quarter but not as good as the fourth quarter in 2000 which showed an exceptional result due to very strong performance in Trading and Treasury and income from a number of very large structured Finance transactions. The result for 2001 is in line with the record result for 2000, SEK 3, 052 M

(3, 036). The growth in customer related income continued and was up-9 per cent compared with 2000, while income from treasury related activities decreased by 20 per cent. The increase in customer related income was partly attributable to a continued good performance from trading activities and expansion within growth areas such as Structured Finance.

For a number of years Merchant Banking has actively focused on cost efficiency to enable investments in selected growth areas. Despite large investments in these areas the underlying cost level, i.e. costs excluding performance related remuneration and exchange rate effects, decreased by 4 per cent compared with last year. This means that the underlying costs decreased for the fourth consecutive year.

During 2001 a number of customer surveys have confirmed Merchant Banking's leading position in its key markets.

Securities Services' result amounts to SEK 517 M (661), which is 22 per cent lower than the record year 2000 but 7 per cent better than 1999. Securities Services is highly affected by the development of the global securities markets, which was negative during 2001. This is in sharp contrast to the past years' considerable growth in terms of volume as well as in value. Securities Services' strong market position remains firm with a market share of 30 to 75 per cent within the different segments.

Mid Corporat´s' result for year 2001, including SEB Finans, amounted to SEK 758 M (605), an increase of 25 per cent compared to 2000.

Mid Corporate´s result, excluding SEB Finans, amounted to SEK 521 M (279). The increase is mainly explained by higher revenues and considerably lower credit losses.

The result for SEB Finans amounted to SEK 237 M (326). The decrease is due to a combination of lower commission revenues and higher lending losses. At the same time, however, the company has increased its volumes and reports favourable sales volumes with the core business in focus.

Enskilda Securities – improved position in difficult market
Total market value as well as volume of trading declined on all Nordic stock exchanges compared with 2000. Activities on the stock markets were the lowest since autumn 1999 and there were few IPOs during the year.

Enskilda Securities managed to maintain its strong position in the Nordic stock markets and kept its No. 1 position in Sweden and Norway; in Finland and Denmark it was ranked No. 2 and 3, respectively. Enskilda Securities' turnover in the secondary market for equities remained unchanged compared with 2000, although it slackened towards the end of the year.

Enskilda Securities' income during 2001 dropped by 34 per cent. Income declined in all product areas. Revenues from mainly IPOs and issues, M&A and trading were affected by the unfavourable and uncertain market climate. Brokerage income, which is the single most important income source, also declined in the third quarter as a result of lower volumes, but rebounded during the last quarter of the year.

Total costs declined 20 per cent, which was mainly an effect of lower bonus provisions due to the lower result. Costs before bonuses rose 10 per cent, most of which as a result of higher IT expenses. A cost-reduction programme is under way. This programme also includes downsizing of personnel and the goal is for cost to decline by 15 per cent during 2003. Result for the year was charged with restructuring costs of SEK 24 M.

After a loss in the third quarter of SEK 17 M, operating result in the fourth quarter was a profit of SEK 81 M. For the full year, Enskilda Securities reported a result of SEK 369 M (1,094).

SEB Germany

SEB Germany's result amounted to SEK 895 M (787). The result for the fourth quarter, SEK 202 M, is better than the average operational profit for the first three quarters due to lower costs in the last quarter.

The weakened Swedish krona has affected the profit and loss account. Total income for SEB Germany fell by 10 per cent in EUR and by 2 per cent in SEK. Total cost declined by 9 per cent in EUR and by 1 per cent in SEK.

Net interest income, SEK 4, 119 M, has remained stable considering that the reduction in risk weighted assets made it possible to reduce allocated shareholders' equity for 2001 by EUR 400 (or approximately SEK 3, 700 M). This in turn has reduced net interest income on allocated equity by over SEK 100 M as compared to the previous year.

Commission income fell by 20 per cent to SEK 1.365 M as a result of the weak market development.

During the first quarter SEB AG sold its shares in Deutsche Börse, which resulted in a capital gain of EUR 26,8 M (about SEK 248 M).

During the fourth quarter the SEB Invest and SEB ImmoInvest funds generated increased positive net inflows amounting to SEK 2,3 billion as compared to SEK 3.7 billion during the first nine months. Assets under Management, which decreased during the first nine months, has now increased again to SEK 112 billion, which is 3 per cent above the level at year-end 2000.

Return on allocated capital, SEK 10 800 M, was 6.0 per cent. Risk-weighted assets amounted to SEK 146 billion. Since SEB's acquisition, risk-weighted assets have been reduced by nearly 65 SEK billion (almost –30 per cent), of which SEK 17 billion in 2001.

The number of e-banking customers has during the year increased by 62 per cent up to a total of 236 000 at year-end. Also, the activity among the Internet customers has increased. Today, 23 per cent of all payments, 38 per cent of the share transactions and 45 per cent of all account inquiries are taking place over the Internet.

The restructuring activities continued according to plan and resulted in the reduction of risk-weighted assets, the number of full time employees and costs. Under the prevailing market conditions, the focus in restructuring work remains on continued cost reductions. Hence, the number of full time employees, 3 852 as per end of December, is more than 200 full time employees below the year-end target. During 2002, the restructuring focus gradually will be more and more aimed at increasing income.

The previous SEB unit in Germany, Skandinaviska Enskilda Banken AG, has been merged with SEB AG in November (this unit is included in the Merchant Banking division of SEB AG and is thus not reported as part of the SEB Germany division). In conjunction with this merger, additional restructuring of central support functions have taken place, thus further reducing SEB´s costs in Germany.

The SEB Germany division does not include those units (corporate customers, trading and the old Skandinaviska Enskilda Banken AG) that are internally included in the Merchant Banking division. Appendix 1 therefore provides supplementary information consisting of the entire SEB AG Group's accounts stated in EUR. The figures for 2000, as for SEB Germany above, were adjusted for internal purchases and sales by Skandinaviska Enskilda Banken in Germany and BfG in Luxemburg. However, adjustment was not made for the external company sales completed by SEB AG during 2000.

SEB Asset Management (SEB Invest)

As from 21 February 2002 the SEB Invest division will reinstate the name SEB Asset Management to strengthen its market profile as a leading supplier of management expertise and services to companies, institutions and private individuals. SEB Asset Management holds strong market positions in Sweden as well as in Denmark and Finland. More than 100 portfolio managers and analysts work within the division in the Nordic region and in the US.

The division reported an operating result of SEK 593 M (809), down 27 per cent. Income declined 15 per cent to SEK 1,631 M (1,868), mainly due to the negative stock market trend. Costs were reduced 2 per cent to SEK 1,038 M (1,059). The underlying costs declined significantly more, however, since they were affected by the weak Swedish krona (SEK 47 M) and by restructuring costs (SEK 54 M). During the year, the operations in Hong Kong, Tokyo and Oslo were discontinued and it was decided to transfer the operations in London to Stockholm. The total cost savings is estimated to amount to slightly more than SEK 100 M annually as from the first quarter of 2003.

Return on allocated capital, SEK 1,700 M, was 25.1 per cent.

At 31 December 2001, SEB Asset Management had SEK 567 billion (591) under management, of which SEK 181 billion (197) in funds. Total managed capital declined 4 per cent since year-end.

Market shares for the division on the Nordic fund markets remained strong. The share of the total fund assets in Sweden is 18.4 per cent (19.6), in Finland 8.2 per cent (9.1) and Denmark 1.0 per cent (0.6). The division is also the market leader in institutional management in the Nordic region.

In 2001, the net inflow to the mutual fund companies in Sweden totalled SEK 57.3 billion, of which SEB accounted for SEK 3.6 billion or 6.4 per cent (8.9). These figures do not include the Group's sales of external funds, which began during the latter part of 2000.

In October, SEB was the first in the Nordic markets to start fixed-income funds focused on corporate bonds, which invest in both the US and the EU: SEB Corporate Bonds Euro – SEB Corporate Bonds – SEK.

SEB Trygg Liv

Total result from ongoing business was SEK 1,162 M (1,317). This corresponds to a return on allocated capital of 21.5 per cent. However, total result was affected by short-term market fluctuations and changes in assumptions. This led to a total result net of SEK 583 M (423).

Operating result, i.e. before changes in surplus value, amounted to SEK -79 M (86). A detailed report on SEB Trygg Liv is stated in Appendix 3.

Lower market values on funds assets resulted in a decline in income of 10 per cent. Operating and other expenses declined 5 per cent, excluding restructuring costs of SEK 55 M. Measures to reduce costs include closing the sales operations in Finland and Norway, discontinuing own telephone sales and a review of staffing in all functions. Total costs savings are estimated at more than SEK 100 M annually as from the first quarter of 2003.

Sales, i.e. new premiums and extra premiums under existing insurance contracts, measured as weighted sales, declined by 9 per cent. Most of the decline occurred during the first quarter and is attributable to single-payment endowment insurance, which is sensitive to the prevailing market situation. Premium income (total paid-in premiums) declined by 16 per cent to SEK 15,528 M (18,532).

According to the Insurance Association's statistics, SEB Trygg Liv's market share on the total life insurance market amounted to 13,0 (14,9) per cent. The market for single premium endowment insurance has had a significant decline, which has negatively affected all bank-owned insurance companies. The fact that SEB Trygg Liv's product mix also contains occupational pension insurance, has made SEB Trygg Liv better off in protecting its market position compared to other bank-owned insurance companies.

SEB Trygg Liv's ambition is to continue to develop in the occupational pension segment and other services and products procured by the employer and to secure positions in the private sector. The focus is on unit-linked insurance, which accounts for most sales.

At the end of 2001, the Welfare Analysis unit was formed to follow developments in the Swedish welfare system and determine what role and what need SEB Trygg Liv as a life insurance company can fill in this area.

The Baltic & Poland

Growth in the Baltic has continued to be very strong and the countries have not been affected appreciably by the economic instability and reduced demand that affected large parts of the world. Domestic demand and larger exports, as well as increased demand for loans, leasing products and savings products, are contributing to the growth.

Through its subsidiaries, Eesti Ühispank, Latvijas Unibanka and Vilniaus Bankas, SEB has a strong base, with large market shares, in the Baltic States. The trend of earnings for the banks continues to be highly favourable. Adjusted for Vilniaus Bankas, which was consolidated in the last quarter of 2001, income increased by 24 per cent, compared with the preceding year. The cost/income ratio declined to 0.64.

The focus of operations during the year has been on developing the banks in terms of expertise, products and efficiency. All three banks are now offering private advisory services and are today selling some SEB funds and insurance policies. The co-operation between the local banks and with other SEB units has been productive, resulting in many transactions as well as increased customer satisfaction.

The number of customers has increased by more than 15 per cent and the three banks now have a total of nearly 1.2 million customers. More than 220 000 customers, an increase of 100 per cent since the preceding year, are today using the Internet to conduct their bank transactions. In October, for the second year in a row, Unibanka in Latvia and Vilniaus Bankas in Lithuania were named the best banks in their countries.

The strong growth has also implied a need of development for new products and services as well as an increased level of activities. Through ongoing effectiveness and co-ordination, the cost for this can be effected with only a few per cent increased cost level.

The result for SEB's operations in the Baltic States increased by 54 per cent to SEK 570 M (370). Pro forma, with Vilniaus Bankas consolidated during all of 2000, the increase was 26 per cent.

During 2001 SEB acquired additional shares in the Polish bank Bank Ochrony Srodowiska (BOS). Today, SEB owns 47 per cent of BOS and is thereby the largest single owner.

Economic growth in Poland declined from 6 per cent to 2 per cent during the year. Exports have not been affected to the same degree, however; it is primarily domestic demand that has decreased, dampening growth.

The focus on Scandinavian Clients Department, an operation that is directed primarily to Scandinavian companies, has been highly successful and attracted more clients than had been expected in its first year.

The result of BOS is not consolidated in SEB. However, costs of SEK 23 M for BOS are accounted for in the total result of The Baltic & Poland division, SEK 547 M. Return on allocated capital for the division, SEK 2,750 M, was 14,3 per cent. Risk-weighted assets amounted to SEK 35 billion.

SEB Group

Operational Profit and Loss Account

SEK M	2001	2000	Change per cent
Net interest income	13 053	11 616	12
Net commission income	11 576	13 846	-16
Net result of financial transactions	2 964	3 552	-17
Other income	2 627	3 644	-28
Total income	**30 220**	**32 658**	**-7**
Staff costs	-12 353	-12 761	-3
Pension compensation	1 002	943	6
Other operating costs	-8 763	-8 751	0
Amortisation of goodwill	- 733	- 671	9
Depreciations	-1 116	-1 092	2
Merger & Restructuring costs	- 716		
Total costs	**-22 679**	**-22 332**	**2**
Net credit losses etc*	- 547	- 815	-33
Write-downs	- 69	- 75	
Net result from associated companies	- 29	95	-131
Operating result from non-life insurance	257	212	21
Operating result	**7 153**	**9 743**	**-27**
Current tax	-1 229	-1 876	-34
Deferred tax	- 829	- 980	-15
Minority interests	- 44	- 245	-82
Net profit for the year	**5 051**	**6 642**	**-24**

*including change in value of seized assets and write-down of financial fixed assets

Profit and loss items, average currency rates

	2001	2000
SEK	1,000	1,000
EUR	9,252	8,446
USD	10,331	9,161

Balance sheet items, actual currency rates

	2001	2000
SEK	1,000	1,000
EUR	9,304	8,829
USD	10,567	9,499

Key figures

	2001	2000
Return on equity, %	11,9	16,9
Earnings per share, SEK	7,17	9,43
Income/cost ratio, SEB Group	1,33	1,46
Income/cost ratio, banking operations	1,30	1,42
Cost/income ratio, SEB Group	0,75	0,68
Cost/income ratio, banking operations	0,77	0,70
Lending loss level, %	0,09	0,12
Provision ratio for doubtful claims, %	44,6	49,1
Level of doubtful claims, %	1,37	1,35
Total capital ratio, %	10,84	10,76
Core capital ratio, %	7,71	7,37

Operational Profit & Loss Account, quarterly performance

SEK M	2001:4	2001:3	2001:2	2001:1	2000:4
Net interest income	3 507	3 312	3 164	3 070	2 898
Net commission income	2 996	2 622	2 965	2 993	3 507
Net result of financial transactions	693	762	534	975	1 294
Other income	505	446	521	1 155	598
Total income	**7 701**	**7 142**	**7 184**	**8 193**	**8 297**
Staff costs	-3 096	-3 021	-3 200	-3 036	-3 391
Pension compensation	236	237	231	298	227
Other operating costs	-2 233	-2 080	-2 181	-2 269	-2 847
Goodwill amortisations	- 196	- 180	- 179	- 178	- 184
Depreciations	- 270	- 287	- 282	- 277	- 324
Merger & Restructuring costs	- 413	- 233	- 70		
Total costs	**-5 972**	**-5 564**	**-5 681**	**-5 462**	**-6 519**
Net credit losses etc*	- 181	- 135	- 52	- 179	- 112
Write-downs	- 45	- 7	- 14	- 3	
Net result from associated companies	- 34	- 11	17	- 1	20
Operating profit from non-life insurance	- 22	36	2	241	43
Operating result	**1 447**	**1 461**	**1 456**	**2 789**	**1 729**

*including change in value of seized assets and write-down of financial fixed assets

Net commission income

SEK M	2001:4	2001:3	2001:2	2001:1	2000:4
Payments	282	270	259	283	286
Cards	471	445	479	445	426
Issue of securities [1]	108	145	130	49	114
Custody and mutual fund	820	762	853	931	1 170
Courtage shares	513	419	541	662	659
Courtage other	68	39	34	47	47
Lending	74	96	116	105	116
Deposits	19	15	17	16	1
Guarantees	33	31	40	31	35
Advisory [1]	144	52	207	89	241
Derivatives	55	36	10	79	32
Other	271	89	71	166	91
SEB AG and The Baltic	616	636	658	602	756
Commission income	**3 474**	**3 035**	**3 415**	**3 505**	**3 974**
Payments	- 250	- 252	- 233	- 246	- 209
Securities	- 59	- 38	- 26	- 102	- 59
Other	- 126	- 63	- 88	- 58	- 69
SEB AG and The Baltic	- 43	- 60	- 103	- 106	- 130
Commission costs	**- 478**	**- 413**	**- 450**	**- 512**	**- 467**
Payments	503	463	505	482	503
Securities	1 450	1 327	1 532	1 587	1 931
Other	470	256	373	428	447
SEB AG and The Baltic	573	576	555	496	626
Net commission income	**2 996**	**2 622**	**2 965**	**2 993**	**3 507**

1) A reclassification of Q2 has been done by SEK 47 M.

Net result financial transactions

Mkr	2001:4	2001:3	2001:2	2001:1	2000:4
Skandinaviska Enskilda Banken	246	323	83	419	621
Enskilda Securities	85	- 12	32	121	145
SEB AG	- 34	42	19	49	64
Other	1		9	37	12
Realised and unrealised	**298**	**353**	**143**	**626**	**842**
Exchange rate fluctuations	387	409	391	349	448
Redemptions of bonds	8				4
Net result financial transactions	**693**	**762**	**534**	**975**	**1 294**

Operational Profit and Loss Account by division

2001, SEK M	Nordic Retail & Private Banking	SEB Germany	Corporate & Institutions	SEB Asset Management	SEB Trygg Liv	The Baltic & Poland	Other incl eliminations	SEB Group
Net interest income	4 328	4 119	4 007	100	94	1 183	- 778	13 053
Net commission income	3 645	1 365	4 431	1 506	47	596	- 14	11 576
Net result of financial transactions	184	101	2 165	14	- 23	197	326	2 964
Other income	202	551	168	11	1 375	157	163	2 627
Total income	8 359	6 136	10 771	1 631	1 493	2 133	- 303	30 220
Staff costs	-2 955	-2 651	-3 762	- 567	- 571	- 673	-1 174	-12 353
Pension compensation	461		218	46		2	275	1 002
Other operating costs	-3 239	-1 816	-2 450	- 432	- 872	- 451	497	-8 763
Amortisation of goodwill			- 56	- 8	- 32	- 49	- 588	- 733
Depreciations	- 83	- 369	- 160	- 23	- 33	- 217	- 231	-1 116
Merger & Restructuring costs	- 184		- 35	- 54	- 55		- 388	- 716
Total costs	**-6 000**	**-4 836**	**-6 245**	**-1 038**	**-1 563**	**-1 388**	**-1 609**	**-22 679**
Net credit losses etc*	- 69	- 479	149			- 133	- 15	- 547
Write-downs		- 1				- 67	- 1	- 69
Net result from associated companies	- 64	75			- 9	2	- 33	- 29
Operating result from non-life insurance							257	257
Operating result	**2 226**	**895**	**4 674**	**593**	**- 79**	**547**	**-1 704**	**7 153**

including change in value of seized assets

Nordic Retail & Private Banking

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	1 088	1 039	5	4 328	4 072	6
Net commission income	956	1 097	-13	3 645	4 684	-22
Net result of financial transactions	38	37	3	184	204	-10
Other income	50	121	-59	202	214	-6
Total income	**2 132**	**2 294**	**-7**	**8 359**	**9 174**	**-9**
Staff costs	-744	-849	-12	-2 955	-3 180	-7
Pension compensation	81	117	-31	461	459	0
Other operating costs	-839	-1 095	-23	-3 239	-3 393	-5
Merger & Restructuring costs	-89			-184		
Amortisation of goodwill		-1	-100		-2	-100
Depreciations	-17	-32	-47	-83	-100	-17
Total costs	**-1 608**	**-1 860**	**-14**	**-6 000**	**-6 216**	**-3**
Net credit losses etc*	-6	323	-102	-69	151	-146
Net result from associated companies	-26	-53	-51	-64	-189	-66
Operating result from non-life insurance						
Operating result	**492**	**704**	**-30**	**2 226**	**2 920**	**-24**

*including change in value of seized assets and write-down of financial fixed assets

Private Banking

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	152	146	4	508	526	-3
Net commission income	332	408	-19	1 338	1 816	-26
Net result of financial transactions	30	39	-23	101	171	-41
Other income	4	102	-96	25	106	-76
Total income	**518**	**695**	**-25**	**1 972**	**2 619**	**-25**
Staff costs	-184	-194	-5	-718	-717	0
Pension compensation	13	-15	-187	83	71	17
Other operating costs	-234	-254	-8	-697	-693	1
Merger & Restructuring costs	4			-42		
Amortisation of goodwill		-1	-100		-2	-100
Depreciations	2	-10	-120	-25	-29	-14
Total costs	**-399**	**-474**	**-16**	**-1 399**	**-1 370**	**2**
Net credit losses etc*	-1	26	-104	-12	52	-123
Net result from associated companies	-26	-53	-51	-64	-189	-66
Operating result from non-life insurance						
Operating result	**92**	**194**	**-53**	**497**	**1 112**	**-55**

*including change in value of seized assets and write-down of financial fixed assets

Retail Banking

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	900	864	4	3 682	3 415	8
Net commission income	307	358	-14	1 107	1 699	-35
Net result of financial transactions	8	-2		83	32	159
Other income	17	18	-6	83	100	-17
Total income	**1 232**	**1 238**	**0**	**4 955**	**5 246**	**-6**
Staff costs	-454	-562	-19	-1 858	-2 115	-12
Pension compensation	57	122	-53	338	349	-3
Other operating costs	-487	-718	-32	-2 031	-2 256	-10
Merger & Restructuring costs	-93			-142		
Amortisation of goodwill						
Depreciations	-17	-17		-47	-54	-13
Total costs	**-994**	**-1 175**	**-15**	**-3 740**	**-4 076**	**-8**
Net credit losses etc*	28	317	-91	51	168	-70
Net result from associated companies						
Operating result from non-life insurance						
Operating result	**266**	**380**	**-30**	**1 266**	**1 338**	**-5**

*including change in value of seized assets and write-down of financial fixed assets

SEB Kort

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	36	29	24	138	131	5
Net commission income	317	331	-4	1 200	1 169	3
Net result of financial transactions					1	-100
Other income	29	1		94	8	
Total income	**382**	**361**	**6**	**1 432**	**1 309**	**9**
Staff costs	-106	-93	14	-379	-348	9
Pension compensation	11	10	10	40	39	3
Other operating costs	-118	-123	-4	-511	-444	15
Merger & Restructuring costs						
Amortisation of goodwill						
Depreciations	-2	-5	-60	-11	-17	-35
Total costs	**-215**	**-211**	**2**	**-861**	**-770**	**12**
Net credit losses etc*	-33	-20	65	-108	-69	57
Net result from associated companies						
Operating result from non-life insurance						
Operating result	**134**	**130**	**3**	**463**	**470**	**-1**

*including change in value of seized assets and write-down of financial fixed assets

Corporate & Institutitions

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	1 076	954	13	4 007	3 983	1
Net commission income	1 245	1 190	5	4 431	5 058	-12
Net result of financial transactions	474	1 034	-54	2 165	2 724	-21
Other income	49	207	-76	168	565	-70
Total income	**2 844**	**3 385**	**-16**	**10 771**	**12 330**	**-13**
Staff costs	-1 027	-1 096	-6	-3 762	-4 292	-12
Pension compensation	41	48	-15	218	198	10
Other operating costs	-638	-744	-14	-2 450	-2 305	6
Merger & Restructuring costs	-35			-35		
Amortisation of goodwill	-14	-14		-56	-51	10
Depreciations	-43	-48	-10	-160	-154	4
Total costs	**-1 716**	**-1 854**	**-7**	**-6 245**	**-6 604**	**-5**
Net credit losses etc*	8	-326	-102	149	-344	-143
Net result from associated companies						
Operating result from non-life insurance						
Operating result	**1 136**	**1 205**	**-6**	**4 675**	**5 382**	**-13**

*including change in value of seized assets and write-down of financial fixed assets

Merchant Banking including Mid Corporate and Securities Services

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	1 075	994	8	4 023	4 149	-3
Net commission income	675	493	37	2 282	2 081	10
Net result of financial transactions	394	881	-55	1 941	2 049	-5
Other income	54	208	-74	156	452	-65
Total income	**2 198**	**2 576**	**-15**	**8 402**	**8 731**	**-4**
Staff costs	-695	-678	3	-2 562	-2 448	5
Pension compensation	41	48	-15	218	198	10
Other operating costs	-463	-519	-11	-1 793	-1 725	4
Merger & Restructuring costs	-11			-11		
Amortisation of goodwill		-1	-100			
Depreciations	-23	-36	-36	-91	-112	-19
Total costs	**-1 151**	**-1 186**	**-3**	**-4 239**	**-4 087**	**4**
Net credit losses etc*	8	-360	-102	143	-357	-140
Net result from associated companies						
Operating result from non-life insurance						
Operating result	**1 055**	**1 030**	**2**	**4 306**	**4 287**	**0**

*including change in value of seized assets and write-down of financial fixed assets

Merchant Banking excluding Mid Corporate and Securities Services

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	740	671	10	2 673	2 750	-3
Net commission income	491	287	71	1 469	1 183	24
Net result of financial transactions	321	831	-61	1 803	1 941	-7
Other income	29	182	-84	99	390	-75
Total income	**1 581**	**1 971**	**-20**	**6 044**	**6 264**	**-4**
Staff costs	-577	-554	4	-2 095	-2 001	5
Pension compensation	30	39	-23	166	155	7
Other operating costs	-335	-355	-6	-1 253	-1 235	1
Merger & Restructuring costs	-7			-7		
Amortisation of goodwill						
Depreciations	-21	-33	-36	-82	-103	-20
Total costs	**-910**	**-903**	**1**	**-3 271**	**-3 184**	**3**
Net credit losses etc *	87	-62		279	-44	
Net result from associated companies						
Operating result from non-life insurance						
Operating result	**758**	**1 006**	**-25**	**3 052**	**3 036**	**1**

* including change in value of seized assets and write-down of financial fixed assets

Enskilda Securities

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	1	-40	-103	-16	-166	-90
Net commission income	570	696	-18	2 149	2 976	-28
Net result of financial transactions	80	153	-48	224	675	-67
Other income	-5	-1		12	113	-89
Total income	**646**	**808**	**-20**	**2 369**	**3 598**	**-34**
Staff costs	-332	-418	-21	-1 200	-1 844	-35
Pension compensation						
Other operating costs	-175	-225	-22	-657	-580	13
Merger & Restructuring costs	-24			-24		
Amortisation of goodwill	-14	-13	8	-56	-51	10
Depreciations	-20	-12	67	-69	-42	64
Total costs	**-565**	**-668**	**-15**	**-2 006**	**-2 517**	**-20**
Net credit losses etc*				6	13	-54
Net result from associated companies						
Operating result from non-life insurance						
Operating result	**81**	**140**	**-42**	**369**	**1 094**	**-66**

*including change in value of seized assets and write-down of financial fixed assets

SEB Germany

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	1 103	966	14	4 119	4 068	1
Net commission income	308	449	-31	1 365	1 705	-20
Net result of financial transactions	-8	54	-115	101	227	-56
Other income	103	-45		551	236	133
Total income	**1 506**	**1 424**	**6**	**6 136**	**6 236**	**-2**
Staff costs	-606	-620	-2	-2 651	-2 645	0
Pension compensation						
Other operating costs	-502	-488	3	-1 816	-1 861	-2
Merger & Restructuring costs						
Amortisation of goodwill						
Depreciations	-91	-111	-18	-369	-362	2
Total costs	**-1 199**	**-1 219**	**-2**	**-4 836**	**-4 868**	**-1**
Net credit losses etc*	-132	-182	-27	-480	-781	-39
Net result from associated companies	27	58	-53	75	200	-63
Operating result from non-life insurance						
Operating result	**202**	**81**	**149**	**895**	**787**	**14**

*including change in value of seized assets and write-down of financial fixed assets

SEB Asset Management

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	23	30	-23	100	102	-2
Net commission income	383	550	-30	1 506	1 754	-14
Net result of financial transactions	6	4	50	14	7	100
Other income	2			11	5	120
Total income	**414**	**584**	**-29**	**1 631**	**1 868**	**-13**
Staff costs	-129	-179	-28	-567	-592	-4
Pension compensation	6	11	-45	46	43	7
Other operating costs	-113	-165	-32	-432	-481	-10
Merger & Restructuring costs	-35			-54		
Amortisation of goodwill	13	-2		-8	-7	14
Depreciations	-4	-8	-50	-23	-22	5
Total costs	**-262**	**-343**	**-24**	**-1 038**	**-1 059**	**-2**
Net credit losses etc*						
Net result from associated companies						
Operating result from non-life insurance						
Operating result	**152**	**241**	**-37**	**593**	**809**	**-27**

*including change in value of seized assets and write-down of financial fixed assets

SEB Trygg Liv

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	19	26	-27	94	119	-21
Net commission income	12	-5		47	45	4
Net result of financial transactions	-4	7	-157	-23	9	
Other income	354	410	-14	1 375	1 479	-7
Total income	**381**	**438**	**-13**	**1 493**	**1 652**	**-10**
Staff costs	-138	-154	-10	-571	-542	5
Pension compensation						
Other operating costs	-154	-291	-47	-872	-954	-9
Merger & Restructuring costs	-55			-55		
Amortisation of goodwill	-8	-8		-32	-33	-3
Depreciations	-9	-8	13	-33	-28	18
Total costs	**-364**	**-461**	**-21**	**-1 563**	**-1 557**	**0**
Net credit losses etc*						
Net result from associated companies	4	-2		-9	-9	
Operating result from non-life insurance						
Operating result	**21**	**-25**	**-184**	**-79**	**86**	**-192**

*including change in value of seized assets and write-down of financial fixed assets

The Baltic & Poland

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	352	280	26	1 183	653	81
Net commission income	161	133	21	596	334	78
Net result of financial transactions	57	70	-19	197	163	21
Other income	31	31		157	81	94
Total income	**601**	**514**	**17**	**2 133**	**1 231**	**73**
Staff costs	-176	-151	17	-673	-368	83
Pension compensation		1	-100	2	3	-33
Other operating costs	-132	-132		-451	-309	46
Merger & Restructuring costs						
Amortisation of goodwill	-13	-19	-32	-49	-39	26
Depreciations	-56	-61	-8	-217	-136	60
Total costs	**-377**	**-362**	**4**	**-1 388**	**-849**	**63**
Net credit losses etc*	-49	1		-200	-64	
Net result from associated companies	-23	3		2	52	-96
Operating result from non-life insurance						
Operating result	**152**	**156**	**-3**	**547**	**370**	**48**

*including change in value of seized assets and write-down of financial fixed assets

Statutory Profit and Loss Account

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Income						
Interest income	*12 423*	*13 144*	*-5*	*53 616*	*51 196*	*5*
Interest costs	*-8 925*	*-10 257*	*-13*	*-40 605*	*-39 640*	*2*
Net interest income	3 498	2 887	21	13 011	11 556	13
Dividends received	10	13	-23	95	877	-89
Commission income	*3 379*	*4 077*	*-17*	*13 039*	*15 132*	*-14*
Commission costs	*- 478*	*- 670*	*-29*	*-1 853*	*-1 669*	*11*
Net commission income [1)]	2 901	3 407	-15	11 186	13 463	-17
Net result of financial transactions [2)]	691	1 288	-46	2 987	3 544	-16
Other operating income	318	409	-22	1 920	2 208	-13
Income from banking operations	**7 418**	**8 004**	**-7**	**29 199**	**31 648**	**-8**
Costs						
Staff costs	-2 963	-3 242	-9	-11 796	-12 234	-4
Other operating costs	-2 176	-2 688	-19	-8 282	-8 345	-1
Depreciation and write-downs of tangible and intangible fixed assets	- 449	- 492	-9	-1 784	-1 703	5
Merger & Restructuring costs	- 358			- 661		
Costs from banking operations	**-5 946**	**-6 422**	**-7**	**-22 523**	**-22 282**	**1**
Profit/loss from banking operations before credit losses	1 472	1 582	-7	6 676	9 366	-29
Net credit losses [3)]	- 206	- 61		- 549	- 858	-36
Change in value of seized assets				2	43	-95
Write-downs of financial fixed assets	- 20	- 51	-61	- 69	- 75	-8
Net result from associated companies	- 38	22		- 20	104	-119
Operating profit from banking operations	**1 208**	**1 492**	**-19**	**6 040**	**8 580**	**-30**
Operating profit from insurance operations [4)]	3	10	-70	111	220	-50
Operating profit	**1 211**	**1 502**	**-19**	**6 151**	**8 800**	**-30**
Pension compensation	236	227	4	1 002	943	6
Profit before tax and minority interests	**1 447**	**1 729**	**-16**	**7 153**	**9 743**	**-27**
Current tax *)	- 73	- 461	-84	-1 229	-1 876	-34
Deferred tax	- 165	- 152	9	- 829	- 980	-15
Minority interests	12	- 36	-133	- 44	- 245	-82
Net profit for the period **)	**1 221**	**1 080**	**13**	**5 051**	**6 642**	**-24**
*) Of which tax on previous years income	-40	-193		-68	-146	
**) Earnings per share, SEK	1,73	1,54		7,17	9,43	
Number of shares	704 557 680	704 557 680		704 557 680	704 557 680	

1) Net commission income

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Payment commissions	681	912	-25	2 638	2 424	9
Securities commissions	1 552	1 461	6	6 152	8 137	-24
Other commissions	668	1 034	-35	2 396	2 902	-17
Net commission income	**2 901**	**3 407**	**-15**	**11 186**	**13 463**	**-17**

2) Net result of financial transactions

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Shares/participations	69	- 169	-141	1 728	- 44	
Interest-bearing securities	238	183	30	975	413	136
Other financial instruments	- 343	738	-146	-1 155	1 693	-168
Realised result	**- 36**	**752**	**-105**	**1 548**	**2 062**	**-25**
Shares/participations	526	- 62		411	- 451	-191
Interest-bearing securities	- 243	12		- 322	105	
Other financial instruments	52	140	-63	- 194	493	-139
Unrealised value changes	**335**	**90**		**- 105**	**147**	**-171**
Exchange rate fluctuations	385	442	-13	1 536	1 360	13
Redemption of bonds	7	4	75	8	- 25	-132
Net result of financial transactions	**691**	**1 288**	**-46**	**2 987**	**3 544**	**-16**

3) Net credit losses

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Individually appraised receivables						
Reported write-down, incurred losses	- 923	-1 982	-53	-2 691	-3 496	-23
Reversal of previous provisions for possible losses, reported as incurred losses in current years accounts	648	1 651	-61	2 014	2 569	-22
Reported provision for possible losses	- 573	- 526	9	-1 411	-1 552	-9
Recovered from losses incurred in previous years	210	381	-45	573	612	-6
Reversal of previous provisions for possible losses	447	291	54	949	638	49
Reported net cost for individually appraised receivables	**- 191**	**- 185**	**3**	**- 566**	**-1 229**	**-54**
Receivables appraised by category						
Reported write-down, incurred losses	- 35	9		- 114	- 57	100
Reported provision for possible losses	- 5	2		- 22	- 8	175
Recovered from losses incurred in previous years	7	- 4		28	24	17
Withdrawal from reserve for lending losses						
Reported net cost for receivables appraised by category	**- 33**	**7**		**- 108**	**- 41**	**163**
Allocation to/withdrawal from reserve for political risks abroad	- 7	69	-110	74	363	-80
Contingent liabilities	25	48	-48	51	49	4
Net credit losses	**- 206**	**- 61**		**- 549**	**- 858**	**-36**

4) Operating profit from insurance operations

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Non-life operations	- 22	43	-151	257	212	21
Life operations	25	- 33	-176	- 146	8	
Operating profit from insurance operations	3	10	-70	111	220	-50

Cash flow analysis

SEK M	2001	2000
Cash flow before changes in lending and deposits	-4 225	10 795
Increase in lending to the public	-30 571	-36 262
Increase in deposits from the public	45 356	27 113
Cash flow, current operations	**10 560**	**1 646**
Cash flow, investment activities	**-2 201**	**41 291**
Cash flow, financing activities	**-11 321**	**-20 630**
Cash flow for the period	**-2 962**	**22 307**
Liquid funds at beginning of year	46 532	24 225
Cash flow for the period	-2 962	22 307
Liquid funds at end of period	**43 570**	**46 532**

Balance sheet

SEK M	31 December 2001	31 December 2000	Change per cent
Lending to credit institutions	175 380	164 673	7
Lending to the public	634 995	605 759	5
Interest-bearing securities	153 033	158 047	-3
- Financial fixed assets	*4 094*	*4 736*	*-14*
- Financial current assets	*148 939*	*153 311*	-3
Shares and participations	*10 227*	*8 688*	18
Assets used in the insurance operations	66 459	71 749	-7
Other assets	123 221	113 894	8
Total assets	**1 163 315**	**1 122 810**	**4**
Liabilities to credit institutions	221 686	217 364	2
Deposits and borrowing from the public	465 243	419 887	11
Securities issued, etc.	194 682	199 103	-2
Liabilities of the insurance operations	64 111	66 932	-4
Other liabilities and provisions	143 293	146 505	-2
Subordinated liabilities	30 008	31 410	-4
Shareholders' equity [1)]	44 292	41 609	6
Total liabilities and shareholders' equity	**1 163 315**	**1 122 810**	**4**

1) Change in shareholders' equity

SEK M	31 December 2001	31 December 2000	Change per cent
Opening balance	41 609	33 006	26
New share issue		4 067	-100
Dividend to shareholders	-2 818	-2 466	14
Result, holding of own shares	- 1	21	-105
Merger difference	194		0
Translation difference	257	339	-24
Net profit for the period	5 051	6 642	-24
Closing balance	**44 292**	**41 609**	**6**

Derivative contracts

31 December 2001	Contracts on the asset side		Contracts on the liability side	
SEK M	Book value	Market value	Book value	Market value
Interest-related	18 114	19 786	18 152	20 950
Currency-related	33 570	34 268	32 007	32 056
Equity-related	1 771	1 771	1 321	1 321
Other	6	6	6	6
Total	**53 461**	**55 831**	**51 486**	**54 333**

On 31 December 2001 the notional value of the Group's derivatives contracts amounted to SEK 5 217 billion (SEK 4 285 billion on 31 December 2000).

The book value of derivatives instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations which is the object of hedge accounting.

Problem loans and seized assets

SEK M	31 December 2001	31 December 2000
Non-performing loans	8 161	9 368
Performing loans	7 661	7 069
Doubtful claims	**15 822**	**16 437**
Provision for possible lending losses [1]	-7 049	-8 072
of which provision for non-performing loans	*-4 464*	
of which provision for performing loans	*-2 585*	
Doubtful claims, net [2]	**8 773**	**8 365**
Claims subject to interest reduction	42	308
Total volume of problem loans	**8 815**	**8 673**
1) General provisions not included in the above	-1 004	-1 085

2) In case loans are believed to involve a lending loss risk, a corresponding provision for a possible loss has been made. Doubtful claims net is equivalent to the volume in where loss is not considered to occur taking into consideration collateral and the borrower's repayment capacity.

Level of doubtful claims	1,37	1,35
(Doubtful claims (net) in relation to lending and leasing (net) at end of period, per cent)		
Provision ratio for doubtful claims	44,6	49,1
(Reserve for possible lending losses in relation to doubtful claims (gross), per cent)		
Provision ratio for non-performing loans	*54,7*	
Provision ratio for performing loans	*33,7*	
Provision ratio for doubtful claims considering general provisions	50,9	55,7
Pledges taken over		
Buildings and land	87	104
Shares and participations	178	109
Total volume of pledges taken over	265	213

The soft loans of the Group are included among claims subject to interest reduction.

The shortfall in income due to interest deferments was SEK 6 M (9), while unpaid interest on non-performing loans amounted to SEK 208 M (271).

On 31 December 2001, the Group had SEK 55 M (107) in non-performing loans in Sweden on which interest income was reported. These loans are not included among the problem loans, since the corresponding collateral covers both interest and principal.

2) Net commission income

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Payment commissions	172	386	-55	676	1 416	-52
Securities commissions	679	844	-20	2 669	3 580	-25
Other commissions	329	208	58	1 011	962	5
Net commission income	**1 180**	**1 438**	**-18**	**4 356**	**5 958**	**-27**

3) Net result of financial transactions

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Shares/participations	363	59		1 648	65	
Interest-bearing securities	196	182	8	795	394	102
Other financial instruments	- 472	195		-1 242	725	
Realised result	**87**	**436**	**-80**	**1 201**	**1 184**	**1**
Shares/participations	- 10	- 3		- 23	- 15	53
Interest-bearing securities	- 134	- 34		- 278	- 199	40
Other financial instruments	294	222	32	169	211	-20
Unrealised value changes	**150**	**185**	**-19**	**- 132**	**- 3**	
Exchange rate fluctuations	332	331	0	1 272	1 117	14
Net result of financial transactions	**569**	**952**	**-40**	**2 341**	**2 298**	**2**

4) Net credit losses

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Individually appraised receivables						
Reported write-down, incurred losses	- 251	-1 173	-79	-1 041	-1 420	-27
Reversal of previous provisions for possible losses reported as incurred losses in current period's accounts	217	1 148	-81	959	1 295	-26
Reported provision for possible losses	- 159	- 239	-33	- 357	- 520	-31
Recovered from losses incurred in previous years	94	289	-67	297	372	-20
Reversal of previous provisions for possible losses	167	26		316	164	93
Reported net cost for individually appraised receivables	**68**	**51**	**33**	**174**	**- 109**	
Receivables appraised by category						
Reported write-down, incurred losses		- 15	-100		- 52	-100
Reported provision for possible losses		- 2	-100		- 4	-100
Recovered from losses incurred in previous years		4	-100		22	-100
Withdrawal from provision for lending losses						
Reported net cost for receivables appraised by category		**- 13**	**-100**		**- 34**	**-100**
Allocation to/withdrawal from reserve for political risks abroad	- 84	81		- 6	279	-102
Contingent liabilities	14	8	75	23	8	188
Total	**- 2**	**127**	**-102**	**191**	**144**	**33**

Skandinaviska Enskilda Banken

Profit and Loss Account

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Income						
Interest income	*5 919*	*7 324*	*-19*	*27 156*	*27 250*	*0*
Leasing income	*149*	*114*	*31*	*595*	*459*	*30*
Interest costs	*-4 706*	*-6 313*	*-25*	*-22 664*	*-22 879*	*-1*
Net interest income [1)]						
Dividends received [*)]	253	1 270	-80	634	2 157	-71
Commission income	*1 409*	*1 685*	*-16*	*5 192*	*6 958*	*-25*
Commission costs	*- 229*	*- 247*	*-7*	*- 836*	*-1 000*	*-16*
Net commission income [2)]	1 180	1 438	-18	4 356	5 958	-27
Net result of financial transactions [3)]	569	952	-40	2 341	2 298	2
Other income	268	479	-44	1 504	1 990	-24
Total income	**3 632**	**5 264**	**-31**	**13 922**	**17 233**	**-19**
Costs						
Staff costs	-1 344	-1 756	-23	-5 408	-6 470	-16
Other administrative and operating costs	-1 095	-1 476	-26	-5 428	-5 267	3
Depreciation and write-downs of tangible and intangible fixed assets	- 52	- 83	-37	- 311	- 317	-2
Merger & Restructuring costs	- 575			- 575		
Total costs	**-3 066**	**-3 315**	**-8**	**-11 722**	**-12 054**	**-3**
Profit/loss before credit losses	566	1 949	-71	2 200	5 179	-58
Net credit losses [4)]	- 2	127	-102	191	144	33
Change in value of seized assets				- 5	- 8	-38
Write-downs of financial fixed assets	- 750	- 549	37	- 750	- 658	14
Operating profit	**- 186**	**1 527**	**-112**	**1 636**	**4 657**	**-65**
Pension compensation	141	227	-38	848	943	-10
Profit before appropriations and tax	**- 45**	**1 754**	**-103**	**2 484**	**5 600**	**-56**
Other appropriations [**)]	- 457	- 506	-9	-1 600	-2 307	-31
Current tax [*)]	- 289	- 31		- 296	- 491	-40
Deferred tax	328	- 43		86	19	
Net profit for the period	**- 463**	**1 174**	**-139**	**674**	**2 821**	**-76**
*) Of which tax on previous years income	-18	27		-60	-155	

**) Group contributions reported directly against equity.

1) Net interest income

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Interest income	5 919	7 324	-19	27 156	27 250	0
Leasing income	149	114	31	595	459	30
Interest costs	-4 706	-6 313	-25	-22 664	-22 879	-1
Leasing depreciation	- 47	- 38	24	- 182	- 148	23
Net interest income	**1 315**	**1 087**	**21**	**4 905**	**4 682**	**5**

2) Net commission income

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Payment commissions	172	386	-55	676	1 416	-52
Securities commissions	679	844	-20	2 669	3 580	-25
Other commissions	329	208	58	1 011	962	5
Net commission income	**1 180**	**1 438**	**-18**	**4 356**	**5 958**	**-27**

3) Net result of financial transactions

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Shares/participations	363	59		1 648	65	
Interest-bearing securities	196	182	8	795	394	102
Other financial instruments	- 472	195		-1 242	725	
Realised result	**87**	**436**	**-80**	**1 201**	**1 184**	**1**
Shares/participations	- 10	- 3		- 23	- 15	53
Interest-bearing securities	- 134	- 34		- 278	- 199	40
Other financial instruments	294	222	32	169	211	-20
Unrealised value changes	**150**	**185**	**-19**	**- 132**	**- 3**	
Exchange rate fluctuations	332	331	0	1 272	1 117	14
Net result of financial transactions	**569**	**952**	**-40**	**2 341**	**2 298**	**2**

4) Net credit losses

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Individually appraised receivables						
Reported write-down, incurred losses	- 251	-1 173	-79	-1 041	-1 420	-27
Reversal of previous provisions for possible losses reported as incurred losses in current period's accounts	217	1 148	-81	959	1 295	-26
Reported provision for possible losses	- 159	- 239	-33	- 357	- 520	-31
Recovered from losses incurred in previous years	94	289	-67	297	372	-20
Reversal of previous provisions for possible losses	167	26		316	164	93
Reported net cost for individually appraised receivables	**68**	**51**	**33**	**174**	**- 109**	
Receivables appraised by category						
Reported write-down, incurred losses		- 15	-100		- 52	-100
Reported provision for possible losses		- 2	-100		- 4	-100
Recovered from losses incurred in previous years		4	-100		22	-100
Withdrawal from provision for lending losses						
Reported net cost for receivables appraised by category		**- 13**	**-100**		**- 34**	**-100**
Allocation to/withdrawal from reserve for political risks abroad	- 84	81		- 6	279	-102
Contingent liabilities	14	8	75	23	8	188
Total	**- 2**	**127**	**-102**	**191**	**144**	**33**

Cash flow analysis

SEK M	2001	2000
Cash flow before changes in lending and deposits	-9 382	7 813
Increase (-)/decrease (+) in lending to the public	-2 407	-31 782
Increase (+)/decrease (-) in deposits from the public	37 088	15 923
Cash flow, current operations	**25 299**	**-8 046**
Cash flow, investment activities	**3 442**	**-19 546**
Cash flow, financing activities	**-5 076**	**-3 598**
Cash flow for the period	23 665	-31 190
Liquid funds at beginning of year	45 261	76 451
Cash flow for the period	23 665	-31 190
Liquid funds at end of period	**68 926**	**45 261**

Balance sheet

SEK M	31 December 2001	31 December 2000	Change per cent
Lending to credit institutions	227 364	184 849	23
Lending to the public	223 357	220 493	1
Interest-bearing securities	113 355	118 418	-4
- *Financial fixed assets*	*2 459*	*2 962*	*-17*
- *Financial current assets*	*110 896*	*115 456*	-4
Shares and participations	44 352	44 485	0
Other assets	95 952	94 112	2
Total assets	**704 380**	**662 357**	**6**
Liabilities to credit institutions	203 701	198 618	3
Deposits and borrowing from the public	271 738	234 650	16
Securities issued, etc.	54 364	52 518	4
Other liabilities and provisions	120 175	120 194	0
Subordinated liabilities	26 832	28 207	-5
Shareholders' equity [1)]	27 570	28 170	-2
Total liabilities and shareholders' equity	**704 380**	**662 357**	**6**

1) Change in shareholders' equity

SEK M	31 December 2001	31 December 2000	Change per cent
Opening balance	28 170	22 294	26
New share issue		4 067	-100
Dividend to shareholders	-2 818	-2 466	14
Group contributions, net	1 544	1 436	8
Result, holding of own shares		21	-100
Staff option programme			
Translation difference	- 1	- 3	-67
Net profit for the period	675	2 821	-76
Closing balance	**27 570**	**28 170**	**- 2**

Statutory Profit and Loss Account					Operational Profit and Loss Account	
January-December 2001, SEK M		SEB Trygg Liv	Internal trans-actions bank-insurance	Reclassification		
Net interest income	13 011	42			13 053	Net interest income
Dividends received	95	2		- 97		
Net commission income	11 186		390		11 576	Net commission income
Net result of financial transactions	2 987	- 23			2 964	Net result of financial transactions
Other income	1 920	1 374	- 786	119	2 627	Other income
Income from banking operations	**29 199**	**1 395**	**- 396**	**22**	**30 220**	**Total income**
Staff costs	-11 796	- 569	12		-12 353	Staff costs
				1 002	1 002	Pension compensation
Other administrative and operating costs	-8 282	- 865	384		-8 763	
intangible fixed assets		- 32		- 701	- 733	Amortisation of goodwill
	-1 784	- 33		701	-1 116	Depreciations
Merger & Restructuring costs	- 661	- 55			- 716	Other operating costs
Costs from banking operations	**-22 523**	**-1 554**	**396**	**1 002**	**-22 679**	**Total costs**
Profit/loss from banking operations before credit losses	**6 676**					
Net credit losses etc*	- 549			2	- 547	Net credit losses etc
Change in value of seized assets	2			- 2		
Write-downs of financial fixed assets	- 69				- 69	Write-downs of financial fixed assets
Net result from associated companies	- 20	- 9			- 29	Net result from associated companies
Operating profit from banking operations						
Operating profit from insurance operations	111	168		- 22	257	Operating profit from non-life insurance
Operating profit	**6 151**	**0**	**0**	**1 002**	**7 153**	**Operating result**
Pension compensation	1 002			-1002		
Profit before tax and minority interests	**7 153**	**0**	**0**	**0**	**7 153**	**Profit before tax and minority int**
Taxes	-2 058				-2 058	Taxes
Minority interests	- 44				- 44	Minority interests
Net profit for the year	**5 051**	**0**	**0**	**0**	**5 051**	**Net profit for the year**

Appendix 1

SEB AG in the SEB Group

Profit & Loss Account adapted to Swedish Accounting Principles

EUR M	2001:4	2001:3	2001:2	2001:1	2000:4
Net interest income	128	122	118	127	120
Net commission income	40	44	45	41	58
Net result of financial transactions	- 3	6	5	7	10
Other income	14	9	11	36	5
Total income	**179**	**181**	**179**	**211**	**193**
Staff costs	- 69	- 77	- 80	- 82	- 77
Other operating costs	- 70	- 66	- 62	- 65	- 81
Total costs	**- 139**	**- 143**	**- 142**	**- 147**	**- 158**
Net credit losses etc*	- 14	- 14	- 15	- 10	- 18
Net result from associated companies		1			2
"External" Profit	**26**	**25**	**22**	**54**	**19**
One-off items				- 27	
"Normal" Profit	**26**	**25**	**22**	**27**	**19**

*including change in value of seized assets and write-down of financial fixed assets

At the beginning of 2001 the reserves amounted to EUR 463,5 M. The allocation and utilisation during 2001 is showned in the table below:

Allocation and utilisation of reserves

EUR M	Reserve for credit losses	Sozial plan	Restructuring reserves	Total
Opening balance 2001	112,3	67,1	284,1	463,5
Utilised Q 1		-23,4	-26,7	-50,1
Utilised Q 2	-0,6	-6,9	-27,6	-35,1
Utilised Q 3		-6,8	-34,7	-41,5
Utilised Q 4	-8,0	-5,2	-42,5	-55,7
Closing balance 31 December 2001	**103,7**	**24,8**	**152,6**	**281,1**

Of the utilisation of the restructuring reserve (EUR 152,6 M)
EUR 50,7 M covers the change of brand name from BfG to SEB.

Appendix 2
SEB Trygg Liv

SEB Trygg Liv focuses on the sale and administration of unit-linked insurance products as well as their equivalents for account of the traditional mutual life insurance businesses in Nya Livförsäkringsaktiebolaget SEB Trygg Liv and Gamla Livförsäkringsaktiebolaget SEB Trygg Liv. These two mutual entities are not consolidated in the SEB Trygg Liv Holding group, which only receives a fee for administrative and sales services provided. From an accounting point of view the life business differs from that of traditional banking, why SEB Trygg Liv's accounts are presented separately in this Appendix.

The market for individual life, pension and endowment products was negatively affected by the turbulence on world stock markets. The downward trend since the first quarter of 2000 reached a low point during September 2001, after which a significant recovery has taken place. However, uncertainty still prevails. The demand for single premium endowment policies has declined during the year as a result of stock market trends and uncertainty in general business forecasts, while the market for corporate pension plans is more stable.

SEB Trygg Liv sales, i.e. new premiums and extra payments under existing insurance contracts, totalled SEK 28,645 M (31,467) measured as weighted volume in accordance with Swedish standards (single premium plus regular premium times ten). The decline was 9 per cent compared to premium income decrease of 16 per cent. This was due to an increase in the corporate-paid regular premium business. A significant portion of the decline occurred in the first quarter. In accordance with the market trend, the decline in volume is in single premium endowment policies for the private sector. Unit linked products accounted for the main portion, 75 per cent (89), of the business written. The change from last year was due to the unstable stock market conditions, which favour traditional life products.

Premium income (premiums paid) decreased by 16 per cent, to SEK 15,528 M (18,532). During the fourth quarter market values recovered, contributing to an increase in assets under management by SEK 13 billion or 7 per cent. The full year effect was a decrease of SEK 18 billion or 7 per cent, to SEK 227 billion (245) as a result of declining market values.

Total income (administration fees, fund-related and other unit-linked charges and interest) decreased by 10 per cent, mainly as a result of lower asset values compared to last year.
Operating expenses and other costs decreased by 5 per cent, excluding restructuring costs of SEK 55 M. Actions taken include discontinuing of sales activities in Norway and Finland, closing own telephone sales operations in favour of existing telephone sales channels within the Bank and critically reviewing personnel requirements within all functions , including the use of consultants. Net of deferred acquisition costs, total costs remained on the same level as last year.

Total result from ongoing business was SEK 1,162 M (1,317). This corresponds to a return on allocated capital of 21.5 per cent. However, total result was affected by short-term market fluctuations and changes in assumptions. This led to a total result net of SEK 583 M (423).
Operating result, i.e. before changes in surplus value amounted to SEK -79 M (86).

An insurance company´s costs for an insurance policy mainly arise when the contract is written. On the other hand, income accrues regularly throughout the duration of the policy. This means that in periods of rapid growth in the insurance portfolio, actual costs exceed income, which thus has a negative impact on the operating result. At the same time, surplus values in operations increase. In order to provide a more true presentation of the life insurance business, the total result is presented including the current period change in surplus values being the present value of future profits from existing insurance contracts (see page 3 for details). The calculation of surplus values includes the unit linked business and, to a lesser extent, the assignment contracts with the traditional life operation which is conducted on a mutual basis.

When determining the surplus values in the insurance portfolio an annual unit fund value growth of 6 per cent, i.e. 1.5 per cent per quarter, is assumed. A higher or lower actual growth rate due to short-term market fluctuations during a given period will result in positive or negative financial effects. During 2001 the aggregate growth in unit funds was –14 per cent (-9) resulting in negative financial effects of SEK –1,199 M.

Volumes, SEK M	**2001**	**2000**
Sales volume weighted (10 x regular + single)		
Traditional life insurance	7,034	3,548
Unit-linked insurance	21,611	27,919
	28,645	**31,467**
Premium income		
Traditional life insurance	5,521	4,838
Unit-linked insurance	10,007	13,694
	15,528	**18,532**
Assets under management	Dec 31	Dec 31
Traditional life insurance	168,300	184,400
Unit-linked insurance	58,200	61,000
	226,500	**245,400**

Surplus value assumptions

Surplus value in life insurance operations is calculated on the basis of assumptions regarding the future development of signed insurance contracts and a risk-adjusted discount rate. The most important assumptions are the following:

Discount rate	9 %
Surrender of contracts	5 %
Lapse rate of regular premiums	8 %
Growth in fund units	6 %
Inflation	2 %
Mortality	According to industry experience

The discount rate has been adjusted from 11 per cent to 9 per cent effective December 31, 2001. The adjusted discount rate is in line with industry practice. The lapse rate for regular premium contracts has also been adjusted from 5 to 8 per cent. The net effect of adjustments made on the total stock of business amounts to SEK 620 M and is shown as a separate item in the change analysis.

Sensitivity analysis

The calculation of surplus value is relatively sensitive to changes in assumptions. Examples as of December 31, 2001:

Change in discount rate by 1 percentage point: an effect of SEK ±580 M

Change in unit fund growth by 1 percentage point: an effect of SEK ±500 M

New business margin

One way to analyse the result of the sales efforts is to determine the new business margin. The sales result, i.e. present value of new sales less actual selling expenses, is related to the weighted sales volume. The volume as well as the present value will vary significantly with the product mix. For 2001 a lower weighted volume is reported, but as the portion of regular premium business is higher than last year, the impact on present value of sales is limited. The margin has also improved due to lower sales costs.

SEK M	2001	2000
Sales volume weighted (regular + single/10 according to international standards)	2,865	3,147
Present value of new sales	1,222	1,307
Selling expenses (before deferred acquisition costs)	-1,029	-1,126
New business profit	193	181
New business margin (11 % discount rate)	6.7 %	5.8 %
New business margin (9 % discount rate)	**11.1 %**	**8.8 %**

Profit and loss account, SEK M	2001	2000
Administration agreements, traditional life insurance	378	349
Unit-linked insurance	949	1,070
Risk operations and other	166	232
Total income	**1,493**	**1,651**
Operating expenses	-1,703	-1,707
Capitalisation of acquisition costs	231	275
Goodwill and other	-100	-133
Total costs	**-1,572**	**-1,565**
Operating result	**-79**	**86**
Change in surplus values [1]	1,241	1,231
Total result on-going business	**1,162**	**1,317**
Change in assumptions	620	-80
Financial effects due to short term fluctuations	-1,199	-814
Total result net	**583**	**423**
Expense ratio per cent [2]	11.0%	9.2%
Return on allocated capital after tax, per cent [3]		
Excluding change in assumptions and short term fluctuations	21.5%	24.3%
Including change in assumptions and short term fluctuations	10.8%	7.8%

Notes

[1] After deduction for change in capitalised acquisition costs

[2] Operating expenses as percentage of premiums earned

[3] Allocated capital SEK M 3,900

Change in surplus value by quarter

Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.

From 2001 deferred acquisition costs are depreciated over a 10 year time period (5 years until 2001). This is due to the relative increase in sales of corporate pension schemes with longer duration.

Balance of surplus value (after deduction of capitalised acquisition costs)	**0112**	**0109**	**0106**	**0103**	**0012**
Opening balance	3,112	3,592	3,228	3,479	3,748
Present value of new sales [1]	214	292	405	311	391
Return on existing policies	156	155	155	155	143
Realised surplus value in existing policies	-177	-179	-196	-161	-188
Actual outcome compared to assumptions [2]	129	179	-113	147	213
Current change from operations	**322**	**447**	**251**	**452**	**559**
Change in assumptions	620	0	0	0	2
Financial effects from to short term fluctuations [3]	189	-903	159	-644	-753
Total change in surplus values before deduction of capitalised acquisition costs	**1,131**	**-456**	**410**	**-192**	**-192**
Capitalisation of acquisition cost for the period	-178	-125	-149	-164	-155
Amortisation of capitalised acquisition cost	76	101	103	105	78
Total change in surplus values [4]	**1,029**	**-480**	**364**	**-251**	**-269**
Closing balance [5]	**4,141**	**3,112**	**3,592**	**3,228**	**3,479**

[1] Sales defined as new contracts and extra premiums on existing contracts

[2] The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of extensions of contracts as well as cancellations. Also included is the estimated cost of solvency, which increases with growth in fund values. However, the actual income and administrative expenses are included in full in the operating result.

[3] Assumed unit growth is 6 per cent, i e 1.5 per cent per quarter. Actual growth during the last quarter was –14 per cent
(-9) resulting in negative financial effects of SEK –1,199 M (-814).

[4] Prepaid acquisition costs are capitalised in the accounts and amortised over 10 years. Effective 2001, amortisation has been extended to 10 years for deferrals beginning 2001 as a result of the change in product mix towards regular premium business. Accordingly, the reported change in surplus values is adjusted by the net effect in the period.

[5] Estimated surplus value according to the above is not included in the statutory balance sheet.

Appendix 3

Credit exposure* by industry

M SEK

	31Dec.2001	%	*of which SEB AG*	%	31 Dec.2000	%	*of which SEB AG*	%
Corporate and banks								
Banks [1]	181 918	19,1	*68 389*	*19,2*	171 707	18,4	*69 546*	*19,9*
Finance and insurance	48 835	5,1	*7 255*	*2,0*	44 330	4,8	*8 664*	*2,5*
Property management	116 575	12,2	*71 261*	*20,0*	113 888	12,3	*62 896*	*17,9*
Wholesale and retailing, hotels and restaurants	37 266	3,9	*7 384*	*2,1*	38 649	4,2	*9 257*	*2,6*
Transportation	33 318	3,5	*1 475*	*0,4*	35 195	3,8	*1 203*	*0,3*
Other service sector	42 400	4,4	*12 831*	*3,6*	24 977	2,7	*91*	*0,0*
Construction	10 909	1,1	*2 903*	*0,8*	10 110	1,1	*3 541*	*1,0*
Manufacturing	89 162	9,3	*8 604*	*2,5*	84 816	9,2	*10 447*	*3,0*
Other	81 344	8,6	*25 932*	*7,4*	87 829	9,5	*36 964*	*10,5*
	641 727	**67,2**	***206 034***	***58,0***	**611 501**	**66,0**	***202 609***	***57,7***
Public administration								
Swedish municipalities, County Councils	14 759	1,5	-	-	16 235	1,8	-	-
Swedish municipality-owned companies	28 793	3,0	-	-	26 993	2,9	-	-
German and Baltic Municipalities and Federal states	53 566	5,7	*52 779*	*14,8*	48 928	5,3	*48 924*	*13,9*
	97 118	**10,2**	***52 779***	***14,8***	**92 156**	**10,0**	***48 924***	***13,9***
Households								
First mortgage loans [2]	145 549	15,2	*68 129*	*19,2*	134 217	14,5	*66 779*	*19,1*
Other loans	70 471	7,4	*28 546*	*8,0*	73 431	7,9	*32 666*	*9,3*
	216 020	**22,6**	***96 675***	***27,2***	**207 648**	**22,4**	***99 445***	***28,4***
Not distributed by sector of industry	**0**	**-**	**-**	**-**	**15 141**	**1,6**	**-**	**-**
Total credit portfolio	**954 865**	**100,0**	*355 488*	***100,0***	**926 446**	**100,0**	*350 978*	***100,0***
Repos [2]								
Credit institutions	52 512	-			36 193		-	
Gneral public	52 552	-			53 159		-	
	105 064	**-**			**89 352**		**-**	

**The total credit exposure includes in addition to the lending to the public also exposure on credit institutions and both on and off balance sheet items.*

1. Including National Debt Office
2. Excluding first mortgage loans through the Baltic subsidiaries of the bank which are shown under Other loans Repo (repurchase agreement) refers to a transaction through which one party sells a security at call, while at the same time agreeing to repurchase the same type of security forward.

Geographical Distribution

The geographic composition of the credit portfolio has been stable during the year with approximately
40 per cent of the credit exposure related to Sweden, followed by Germany with approximately 35 per cent.

Exposure on emerging markets represents 1.2 per cent (1.5) of the total credit portfolio. The exposure has decreased since the year-end 2000 by approximately SEK 1.8 billion and amounted to net SEK 9.7 billion (11.5) after deduction of provisions for possible lending losses. Asia accounted for a major part of the decline.

Exposure on emerging markets, geographically distributed, SEK M

	Total	*of which SEB AG*
Asia[1]	**3 340**	**293**
Hong Kong	386	69
China	608	63
Other Specified Countries [2]	1 629	64
Latin America [3]	**3 975**	**333**
Brazil	2 180	15
_Argentina	263	36
Eastern- and Central Europe [4, 6]	**1 697**	**915**
Russia	665	291
Africa and Middle East [5]	**2 719**	**316**
Turkey	751	1
Total, Gross	**11 731**	**1 857**
Provision	2 008	857
Total, Net	**9 723**	**1 000**

1. e.g. Hong Kong, China, India, Pakistan, Taiwan and Macao and Note 2
2. e.g. Philippines, Malaysia, Thailand, Korea and Indonesia
3. e.g.Brazil, Argentina, Mexico and Peru
4. e.g.Russia, Estonia, Latvia, Lithuania, Poland, Czech Republic, Slovakia, Romania, Hungary, Slovenia, Croatia, Kazakhstan and Ukraine
5. e.g.Turkey, Iran, Saudi Arabia, Egypt, Israel, South Africa, Ethiopia and Algeria
6. Exposure through the Baltic subsidiaries of the bank is not included

Appendix 4
Capital base for the SEB Financial Group of Undertakings

	December 2001	
Shareholders' equity in the balance sheet	44 292	
./. Proposed dividend to be decided by the Annual General Meeting	-2 818	
./. Deductions from the financial group of undertakings	-1 139	1)
= Shareholders' equity in the capital adequacy	40 334	
Core capital contribution	1 861	
Minority interest	1 239	
./. Goodwill	-4 775	2)
= Core capital (tier 1)	38 660	
Dated subordinated debt	11 146	
./. Deductions for remaining maturity	-3 150	
Perpetual subordinated debt	16 869	
= Supplementary capital (tier 2)	24 864	
./. Deductions for investements in insurance companies	-8 610	3)
./. Deductions for other investments outside the financial group of undertakings	-543	
= Capital base	54 370	

To note:

The deduction (1) from shareholders equity in the consolidated balance sheet consists mainly of non-restricted equity in subsidiaries (insurance companies) that are not consolidated in the financial group of undertakings.

The minority interest and goodwill that is included in the capital base differ from the amounts stated in the balance sheet due to the inclusion of companies in the capital adequacy calculation that are not consolidated in the Group's balance sheet.

Goodwill in (2) includes only goodwill from acquisitions of companies in the financial group of undertakings, i.e. not insurance companies. Goodwill from acquisitions of insurance companies is deducted from the capital base (3).



Stockholm, 7 May 2002

PRESS RELEASE

Interim report January-March 2002

- **The Group's Change Programme on track**
- **Operating result* SEK 2 billion, in spite of weak market**
- **Total costs down by 9 per cent**
- **Credit losses on a low level**

- Total income was down 7 per cent on a comparable basis, whereof:
  -Net interest income rose by 8 per cent to SEK 3,341 M.
  -Net commission income decreased by 13 per cent, to SEK 2,541 M.
- Return on equity was 12.4 per cent (18.4); earnings per share amounted to SEK 1.98 (2.78).

* Includes pension compensation of SEK 294 M (298). The statutory operating profit (excluding pension compensation) amounted to SEK 1,722 M (2,491).

Operating result: SEK 2 billion

Operating result, including pension compensation, amounted to SEK 2,016 M (2,789). The comparison with the first quarter 2001 was affected by one-off items, restructuring costs and currency translation differences. Adjusted for these items affecting comparability, the operating result decreased by 5 per cent compared to the first quarter 2001, mainly due to the falling stock markets resulting in lower net commission income. Compared to the fourth quarter 2001 the operating result increased by 4 per cent. Also in comparison with the second and third quarter 2001, the operating result was better. Operating result equals profit before tax.

Net profit (after tax) amounted to SEK 1,393 M (1,960).

Changes in accounting principles

SEB is following the Swedish Financial Supervisory Authority's recommendations regarding reporting of insurance operations for the statutory accounts and from now on also for the operational accounts. This implies that the result from insurance operations are reported according to the same principles as associated companies – one-line accounting. This change has no impact on the Group's or the divisions' operating results.

In order to provide a complete overview of the Group's operations SEB Trygg Liv is reported separately – including changes in surplus values.

Net interest earnings up, net commission income down

Total income amounted to SEK 7,048 M (7,963). Adjusted for one-off items and currency translation differences, income decreased by 7 per cent.

Net interest income amounted to SEK 3,341 M (3,059), an increase by 8 per cent on a comparable basis. The improvement is due to increased volumes and higher margins.

Net commission income decreased by 13 per cent to SEK 2,541 M (2,904). Net commission income decreased, mainly due to the weak stock market development.

Net result of financial transactions decreased to SEK 654 M (983). The result is well in line with the three preceding quarters but lower than the favourable first quarter 2001.

Other income was SEK 512 M (1,017). Capital gains within the normal business operations were SEK 280 M (3). During the same period last year, the group had one-off capital gains amounting to SEK 760 M. Adjusted for one-off items and other items affecting comparability other income was down 11 per cent.

Reduced costs – lowest cost level since 1999
Total costs amounted to SEK 4,811 M (5,144). Adjusted for restructuring costs SEK 91 M and currency translation difference, total costs decreased by 9 per cent.

Staff costs, gross, were virtually unchanged and amounted to SEK 2,899 M (2,902). Staff costs, net, were also unchanged SEK 2,605 M (2,604). In staff costs, gross, compensation for pension costs is not included and amounted to SEK 294 M (298), including the pension insurance scheme that has replaced the previous profit-sharing system. There were no major differences in performance-related compensation between the quarters. This implies that the development of staff costs has fully offset the general salary increase primarily through efficiency improvement measures.

The average number of full time equivalents amounted to 19,439 (19,832) in the first quarter of 2002.

Total IT-costs were reduced to SEK 1.0 billion (1.3). IT-costs are here defined as a calculated cost for all IT-related activities including costs for own personnel. Of these calculated costs SEK 445 M (598) represented external costs.

Depreciation amounted to SEK 368 M (403), of which amortisation of goodwill accounted for SEK 135 M (133).

In addition to the *restructuring costs* that occurred 2001, another SEK 200 M will arise during 2002, of which SEK 91 M was charged in the first quarter.

The acquisition of BfG in January 2000 resulted in a difference of SEK 3.3 billion between equity and purchase price. The allocation and utilisation of the negative goodwill is described in an appendix on www.seb.net.

Credit losses remained on a low level
The Group's *net credit losses*, including changes in the value of assets taken over, amounted to SEK 189 M (134), of which SEK 98 M (100), in SEB Germany. The credit loss level was 0.12 per cent (0.08).

Insurance operations
According to the Financial Supervisory Authority's recommendations, the result for the complete insurance operations should be accounted on one line. SEB Group's result for the insurance operations (non-life, life and goodwill amortisation) amounted to a loss of SEK 24 M (gain: 150).

SEB Trygg Liv's total result from ongoing business (excluding financial effects of short-term market fluctuations) was SEK 249 M (349). This result is not consolidated with the SEB Group. The division's operating result is included in the Group's result with a gain of SEK 10 M (loss: 44).

The operating result for non-life insurance, mainly run-off, amounted to SEK 6 M (241). Capital gains of SEK 126 M from bond portfolio sales were included in the first quarter 2001.

Change programme starts yielding result
During 2001 SEB decided to start a change programme called "3 C" which stands for Customer satisfaction, Cross-servicing and Cost efficiency.

The programmes for increased Customer satisfaction and Cross-servicing within and between the divisions, aiming for medium and long-term revenue enhancements, are running according to plan.

The short-term aim for the Cost reduction programme is to reduce SEB's annual total costs by SEK 3 billion, or SEK 2.5 billion net, with full effect as from the first quarter 2003, including external costs for SEB Trygg Liv.

During the first quarter 2001 the annualised cost level was SEK 22.5 billion, while the corresponding cost level for the second half of 2001 amounted to SEK 21.5 billion. The actual costs for the first quarter 2002 imply an annual cost level of slightly below SEK 21 billion. The objective, which should be reached during the first quarter 2003, is an annual cost level of SEK 20 billion (everything else equal and including SEB Trygg Liv).

Examples of activities that have been implemented during the first quarter are: fewer external consultants, close down of one of the Group's call centres, establishment of common shared-service units and close down of old IT-systems.

Excess value of approximately 9 billion in pension funds
As of 31 March 2002, total assets in SEB's pension funds amounted to SEK 18.0 billion, while commitments were SEK 9.2 billion. Accordingly the excess value amounted to SEK 8.8 billion.

Credit portfolio
The overall development of the credit portfolio continues to be stable. During the first quarter the total credit exposure, including contingent liabilities and derivative contracts, increased by 3.6 per cent, to SEK 989 billion, with the main part of the increase related to the banking sector.

As per 31 March 2002, SEB's loan and leasing volume, excluding repos, amounted to SEK 726 billion (718).

Credit exposure within the German subsidiary bank SEB AG continued to decline in most segments with the exception of public administration. The household sector still represents the largest segment in the German portfolio, 26 per cent. Overall the property management sector's share remained stable, however SEB Hypothekenbank AG's relative share has increased.

The Baltic credit volumes continued to increase in local currencies. In SEK the Baltic credit portfolio remained at the level of approximately SEK 30 billion.

Credit exposure on the telecommunications industry (operators and manufacturing companies) amounted to approximately SEK 15 billion. Lending to the IT sector totalled approximately SEK 4 billion.

As per 31 March, *doubtful claims*, gross, amounted to SEK 15,134 M (15,822 in the end of 2001). SEK 7,578 M (8,161) of the doubtful claims are non-performing loans (loans where interest and amortisation are not paid) and SEK 7,556 M (7,661) are performing loans. The level of non-performing loans was 0.56 per cent (0.58). Total level of doubtful claims, net, was 1.33 per cent (1.37). The volume of pledges taken over amounted to SEK 266 M (265).

As from 2002, the Financial Supervisory Authority has introduced regulations for group provisions for individually appraised receivables. Today, the changed regulations do not imply any change for necessary provisions on Group level and therefore have no effect on SEB Group's results. SEB will adjust its accounting of doubtful claims and reserves to the new regulations during 2002.

Capital base and capital adequacy

The capital base for the financial group of undertakings (excluding the insurance companies) amounted to SEK 53.6 billion as of 31 March 2002, (54.4 by the end of 2001). Core capital was SEK 38.7 billion (38.7), of which SEK 1.9 billion constituted so-called core capital contribution. The risk-weighted assets amounted to SEK 479 billion (501). The decline is explained by a strengthened Swedish krona and effects from the capital rationalisation programme within Merchant Banking.

As of 31 March 2002, *core capital ratio* was 8.1 per cent (7.7) and *total capital ratio* was 11.2 per cent (10.8). The Group's long-term goals to maintain a core capital ratio of at least 7 per cent and a total capital ratio of not less than 10.5 per cent have thus been met.

Decisions at the Annual General Meeting

At the Annual General Meeting on 10 April 2002, Marcus Wallenberg (CEO Investor) was elected new member of the SEB Board of Directors. Marcus Wallenberg replaced Claes Dahlbäck, who had declined re-election. Lars Gustafsson, Deputy Group Chief Executive, was appointed new deputy member of the Board of Directors. The dividend was fixed to an unchanged SEK 4.00 per share. Furthermore, the Annual General Meeting resolved to authorise the Board to decide on the acquisition and sale of own shares, via the Stockholm Exchange, for hedging of the employee stock options programme.

Repurchase of own shares

On 6 May, the Board of Directors decided to acquire 7 million of SEB's own Series A shares for hedging of the employee stock options programme as decided at the Annual General Meeting. The acquisition should take place immediately at a price within the registered price interval at any given time on the Stockholm Exchange. The purpose of the repurchase is to achieve a cost efficient hedging arrangement for SEB's employee stock options programme for 2002. SEB has not repurchased own shares earlier, with exception for its equity business.

For 2001, a repurchase would have implied an increase of return on equity from 11.91 per cent to 11.95 per cent and an improvement of earnings per share from SEK 7.17 to SEK 7.24. At the same time the core capital ratio would have decreased from 7.71 per cent to 7.57 per cent and the total capital ratio would have declined from 10.84 per cent to 10.71 per cent.

Stockholm, 7 May 2002

Lars H. Thunell
President and Group Chief Executive

Financial information during 2002

22 August	Interim report January-June
7 November	Interim report January-September

More detailed information including a description of SEB Trygg Liv's development and result is presented on the Internet (www.seb.net).

This Interim Report has not been reviewed by the Auditors of the Bank.

SEB Group

Operational Profit and Loss Account

SEK M	Jan-March 2002	Jan-March 2001	Change, per cent	Full year 2001
Net interest income	3 341	3 059	9	13 011
Net commission income	2 541	2 904	-13	11 186
Net result of financial transactions	654	983	-33	2 987
Other operating income	512	1 017	-50	2 015
Total income	**7 048**	**7 963**	**-11**	**29 199**
Staff costs	-2 899	-2 902		-11 796
Pension compensation	294	298	-1	1 002
Other operating costs	-1 747	-2 137	-18	-8 282
Amortisation of goodwill	- 135	- 133	2	- 553
Depreciation and write-downs	- 233	- 270	-14	-1 084
Merger and restructuring costs	- 91			- 661
Total costs	**-4 811**	**-5 144**	**-6**	**-21 374**
Net credit losses etc *	- 189	- 134	41	- 547
Write-downs of financial fixed assets		- 48		- 69
Net result from associated companies	- 8	2		- 20
Operating result from insurance operations**	- 24	150	-116	- 36
Operating result	**2 016**	**2 789**	**-28**	**7 153**
Taxes	- 608	- 800	-24	-2 058
Minority interests	- 15	- 29	-48	- 44
Net profit for the year	**1 393**	**1 960**	**-29**	**5 051**

* Including change in value of seized assets

** Result from SEB Trygg Liv, non-life and goodwill amortisation

Key figures

	Jan-March 2002	Jan-March 2001	Full year 2001
Return on equity, %	12.4	18.4	11.9
Return on total assets, %	0.48	0.69	0.43
Return on risk-weighted assets, %	1.09	1.55	0.99
Earnings per share, SEK	1.98	2.78	7.17
Cost/income ratio	0.68	0.65	0.74
Lending loss level, %	0.12	0.08	0.09
Provision ratio for doubtful claims, %	43.0	48.8	44.6
Level of doubtful claims, %	1.33	1.39	1.37
Level of non-performing loans, %	0.56		0.58
Total capital ratio, %	11.19	10.27	10.84
Core capital ratio, %	8.08	7.08	7.71
Number of full time equivalents, average	19 439	19 832	19 618
Number of e-banking customers, thousands	1 177	895	1 128
Asset under management, SEK billion	850	830	871
Risk-weighted assets, SEK billion	479	515	501

Operational Profit and Loss Account, quarterly

SEK M	2002:1	2001:4	2001:3	2001:2	2001:1
Net interest income	3 341	3 498	3 300	3 154	3 059
Net commission income	2 541	2 901	2 517	2 864	2 904
Net result of financial transactions	654	691	769	544	983
Other operating income	512	328	298	372	1 017
Total income	**7 048**	**7 418**	**6 884**	**6 934**	**7 963**
Staff costs	-2 899	-2 963	-2 870	-3 061	-2 902
Pension compensation	294	236	237	231	298
Other operating costs	-1 747	-2 176	-1 941	-2 028	-2 137
Amortisation of goodwill	- 135	- 150	- 136	- 134	- 133
Depreciation and write-downs	- 233	- 262	- 278	- 274	- 270
Merger and restructuring costs	- 91	- 358	- 233	- 70	
Total costs	**-4 811**	**-5 673**	**-5 221**	**-5 336**	**-5 144**
Net credit losses etc *	- 189	- 206	- 141	- 66	- 134
Write-downs of financial fixed assets		- 20	- 1		- 48
Net result from associated companies	- 8	- 38	- 6	22	2
Operating result from insurance operations**	- 24	- 34	- 54	- 98	150
Operating result	**2 016**	**1 447**	**1 461**	**1 456**	**2 789**

* Including change in value of seized assets

** Result from SEB Trygg Liv, non-life and goodwill amortisation

Operational Profit and Loss Account by division

Jan-March 2002, SEK M	Nordic Retail & Private Banking	Corporate & Institutions	SEB Germany	SEB Asset Manage-ment	SEB Baltic & Poland	SEB Trygg Liv	Other incl elimi-nations	SEB Group
Net interest income	1 050	1 019	961	20	334		- 43	3 341
Net commission income	838	895	412	326	133		- 63	2 541
Net result of financial transactions	50	517	6	2	56		23	654
Other operating income	50	97	155	4	12		194	512
Total income	**1 988**	**2 528**	**1 534**	**352**	**535**		**111**	**7 048**
Staff costs	- 763	- 849	- 672	- 117	- 179		- 319	-2 899
Pension compensation	127	61		13	1		92	294
Other operating costs	- 616	- 579	- 403	- 86	- 103		40	-1 747
Amortisation of goodwill		- 14		- 2	- 12		- 107	- 135
Depreciation and write-downs	- 12	- 31	- 79	- 6	- 55		- 50	- 233
Merger and restructuring costs	- 40	- 31					- 20	- 91
Total costs	**-1 304**	**-1 443**	**-1 154**	**- 198**	**- 348**		**- 364**	**-4 811**
Net credit losses etc *	- 32	- 11	- 98		- 49		1	- 189
Net result from associated companies	- 18	1	18				- 9	- 8
Operating result from insurance operations					6	10	- 40	- 24
Operating result	**634**	**1 075**	**300**	**154**	**144**	**10****	**- 301**	**2 016**

* Including change in value of seized assets

** Result on ongoing business in SEB Trygg Liv amounted to SEK 249 M.

SEB Group

Statutory Profit and Loss Account

SEK M	Jan-2002	March 2001	Change, per cent	Full year 2001
Income				
Interest income	*11 505*	*13 853*	*-17*	*53 616*
Interest costs	*-8 164*	*-10 794*	*-24*	*-40 605*
Net interest income	3 341	3 059	9	13 011
Dividends received **	14	28	-50	95
Commission income	*2 975*	*3 416*	*-13*	*13 039*
Commission costs	*- 434*	*- 512*	*-15*	*-1 853*
Net commission income	2 541	2 904	-13	11 186
Net result of financial transactions **	654	983	-33	2 987
Other operating income	498	989	-50	1 920
Income from banking operations	**7 048**	**7 963**	**-11**	**29 199**
Costs				
Staff costs	-2 899	-2 902	0	-11 796
Other administrative and operating costs	-1 747	-2 137	-18	-8 282
Depreciation and write-downs of tangible and intangible fixed assets ***	- 368	- 403	-9	-1 637
Merger and restructuring costs	- 91			- 661
Costs from banking operations	**-5 105**	**-5 442**	**-6**	**-22 376**
Profit/loss from banking operations before credit losses	**1 943**	**2 521**	**-23**	**6 823**
Net credit losses	- 187	- 149	26	- 549
Change in value of seized assets	- 2	15	-113	2
Write-downs of financial fixed assets		- 48	-100	- 69
Net result from associated companies	- 8	2		- 20
Operating profit from banking operations	**1 746**	**2 341**	**-25**	**6 187**
Operating profit from insurance operations ***	- 24	150	-116	- 36
Operating profit	**1 722**	**2 491**	**-31**	**6 151**
Pension compensation	294	298	-1	1 002
Profit before tax and minority interest	**2 016**	**2 789**	**-28**	**7 153**
Current tax	- 492	- 521	-6	-1 229
Deferred tax	- 116	- 279	-58	- 829
Minority interests	- 15	- 29	-48	- 44
Net profit for the year *	**1 393**	**1 960**	**-29**	**5 051**
* Earnings per share, SEK	1.98	2.78		7.17

Number of shares: 704 557 680

** Dividend on shares in Merchant Bankings tradingportfolio has been reclassified by SEK 193 M in the first quarter 2001.

*** Amortisation of goodwill for SEB Trygg Liv has been reclassified by SEK 37 M in the first quarter and SEK 147 M full year 2001.

Balance sheet

SEK M	31 March 2002	31 December 2001	31 March 2001
Lending to credit institutions	169 125	175 380	153 258
Lending to the public	650 599	634 995	612 967
Interest-bearing securities	154 053	153 033	167 051
- Financial fixed assets	*4 736*	*4 094*	*4 988*
- Financial current assets	*149 317*	*148 939*	*162 063*
Shares and participations	18 176	10 227	17 581
Assets used in the insurance operations	64 763	66 459	64 029
Other assets	112 440	123 221	132 059
Total assets	**1 169 156**	**1 163 315**	**1 146 945**
Liabilities to credit institutions	257 066	221 686	205 126
Deposits and borrowing from the public	447 544	465 243	439 591
Securities issued, etc.	189 608	194 682	200 861
Liabilities of the insurance operations	63 746	64 111	63 070
Other liabilities and provisions	137 019	143 293	164 670
Subordinated liabilities	28 233	30 008	29 882
Shareholders' equity [1]	45 940	44 292	43 745
Total liabilities and shareholders' equity	**1 169 156**	**1 163 315**	**1 146 945**

1) Change in shareholders' equity

SEK M	31 March 2002	31 December 2001	31 March 2001
Opening balance	44 292	41 609	41 609
Dividend to shareholders		-2 818	
Result, holding of own shares	7		
Employee stock option programme	68	- 1	
Translation difference	180	451	176
Net profit for the period	1 393	5 051	1 960
Closing balance	**45 940**	**44 292**	**43 745**

Cash flow analysis

SEK M	Jan-March 2002	Full year 2001	Jan-March 2001
Cash flow before changes in lending and deposits	-1 044	-4 225	-10 254
Increase (-)/decrease (+) in lending to the public	-15 868	-30 571	-7 501
Increase (+)/decrease (-) in deposits from the public	-17 699	45 356	19 704
Cash flow, current operations	-34 611	10 560	1 949
Cash flow, investment activities	- 718	-2 201	-2 414
Cash flow, financing activities	-6 849	-11 321	-1 538
Cash flow	**-42 178**	**-2 962**	**-2 003**
Liquid funds at beginning of year	43 570	46 532	46 532
Cash flow	-42 178	-2 962	-2 003
Liquid funds at end of period	**1 392**	**43 570**	**44 529**

Nordic Retail & Private Banking

The division serves 1.5 million private individuals and 120,000 small and medium-sized corporates and foundations. The majority of customers are Swedish. The main business areas are Retail Banking, Private Banking and SEB Kort (Diners, Eurocard etc). Of the division's private customers 680,000 are e-banking customers. In the Nordic area, SEB also has approximately 600,000 card customers.

Profit and loss account

SEK M	Jan-2002	March 2001	Change, per cent	Full year 2001
Net interest income	1 050	1 063	-1	4 328
Net commission income	838	980	-14	3 645
Net result of financial transactions	50	49	2	184
Other operating income	50	52	-4	202
Total income	**1 988**	**2 144**	**-7**	**8 359**
Staff costs	- 763	- 670	14	-2 955
Pension compensation	127	119	7	461
Other operating costs	- 616	- 871	-29	-3 239
Depreciations and write-downs	- 12	- 19	-37	- 83
Merger and restructuring costs	- 40			- 184
Total costs	**-1 304**	**-1 441**	**-10**	**-6 000**
Net credit losses etc *	- 32	- 40	-20	- 69
Net result from associated companies	- 18	- 17	6	- 64
Operating result	**634**	**646**	**-2**	**2 226**
* Including change in value of seized assets				
Cost/Income ratio	0.66	0.67		0.72
Allocated capital, SEK M	7 200	7 000		7 000
Return on capital, %	25.4	26.6		22.9
Number of full time equivalents, average	4 939	5 073		5 033

Improvements for our customers

Increased customer satisfaction and cost efficiency continued to be the main focus areas during the first quarter 2002. At the end of March, SEB presented its new savings account, "Specialkonto", with one of the most favourable interest rates in the Swedish savings market. In Sweden, the bank also has lowered its price on mortgage loans and has abolished the fee for the "Student Package" ("Studentpaket").

To further increase and facilitate the customer dialogue, SEB's website www.seb.se opened an Internet customer forum in March, enabling customers to voice comments on the bank's services and products, and thereby provide input for further business development.

As a step in the process of increasing the responsibilities and mandates of the local branch offices, the credit process was further decentralised. The decision power will be strengthened and closer to the customer, especially in the corporate market. This is done with continued stringency in follow-up and control.

The Internet services for small and medium-sized enterprises have been further expanded with a number of functions, the most important being the possibility for small corporate customers to do currency trading on the Internet - a development from SEB Merchant Banking's successful Trading Station.

Results

Despite the fact that income declined by 7 per cent mainly due to the stock market situation, the decrease in operating result was limited to 2 per cent. This was explained by a decrease of costs with 10 per cent compared to the first quarter 2001. The division's programme to cut the cost level with SEK 1 billion from July 2001 to March 2003 runs according to plan.

During this period, a number of planned measures to cut costs have been implemented: for example, a reduction of IT costs; the restructuring of the Telephone and e-Banking units, and the co-ordination and downsizing of staff functions.

In total, the number of full-time employees as per 31 March was 100 lower than at the beginning of this year.

Credit losses remain at low levels.

Retail Banking
The result for the Retail area was SEK 391 M (360) - an increase of 9 per cent, excluding restructuring costs of SEK 40 M.

In this business area, the cost-efficiency programme has resulted in a reduction of costs with 16 per cent.

Even if commissions still are affected negatively by the stock market development, the level of sales activities is rising. The implementation of a sales support- and customer information-tool, used by all distribution channels, is leading to increased cross-servicing and higher product penetration.

Private Banking
Total result for the period was SEK 167 M (199), a decrease of 16 per cent. The decline was to a large extent due to the stock market situation. However, increased business activities have resulted in a positive development regarding both new customers and new volumes.

In spite of the negative development on the Swedish stock market, there has been interest for new products launched by SEB, such as Enskilda Portfolios and other products adapted towards private customers who trade stocks intensively.

SEB Kort
SEB's card business, SEB Kort, shows a result of SEK 116 M (87). The increase is based on cost reductions of 8 per cent and increased income of 5 per cent. The international travel market has recovered since the end of last year, which positively affects the important segment of travel and entertainment cards.

Credit losses are mainly due to forgeries and frauds - however still on a much lower level than the international card business.

In February, Eurocard, for the second year, was ranked as the "best card for business travellers" by the Affärsresenären magazine.

Corporate & Institutions

The division, which is responsible for medium-sized and large corporations as well as financial institutions, comprises the Merchant Banking (which since December 2001 also includes Securities Services and parts of Mid Corporate) and Enskilda Securities business areas. The division runs operations in four Nordic countries, Germany, Great Britain, France, the United States and Singapore.

Profit and loss account

SEK M	Jan-2002	March 2001	Change, per cent	Full year 2001
Net interest income	1 019	920	11	4 007
Net commission income	895	1 096	-18	4 431
Net result of financial transactions	517	781	-34	2 165
Other operating income	97	54	80	168
Total income	**2 528**	**2 851**	**-11**	**10 771**
Staff costs	- 849	- 897	-5	-3 762
Pension compensation	61	59	3	218
Other operating costs	- 579	- 595	-3	-2 450
Amortisation of goodwill	- 14	- 13	8	- 56
Depreciations and write-downs	- 31	- 37	-16	- 160
Merger and restructuring costs	- 31			- 35
Total costs	**-1 443**	**-1 483**	**-3**	**-6 245**
Net credit losses etc *	- 11	19	-158	149
Net result from associated companies	1			
Operating result	**1 075**	**1 387**	**-22**	**4 675**

* Including change in value of seized assets

Cost/Income ratio	0.57	0.52		0.58
Allocated capital, SEK M	15 000	15 500		15 500
Return on capital, %	20.6	25.8		21.7
Number of full time equivalents, average	3 158	3 286		3 322

Weak financial markets

The first quarter of 2001 was characterised by a stabilisation of the foreign exchange markets. Interest rates rose, both abroad and in Sweden. The development of the Swedish stock market has been weak compared to the international markets. In general, the activity on the corporate market has been lower, e.g. structured finance, mergers and acquisitions.

The Division's focus on cost efficiency proceeded according to the plan established during the autumn of 2001. The plan is expected to yield gross savings of SEK 325 M annually compared with 2001, with full effect from the first quarter of 2003.

Lower result but strong return

The lower result is mainly due to rising interest rates and the weak stock market trend. Return on allocated capital, SEK 15,000 M, was 20.6 per cent (21.7 full year 2001).

Merchant Banking

Result in the expanded Merchant Banking (including Securities Services and Mid Corporate) amounted to SEK 963 M (1,237). The decline in revenues is attributable to Merchant Banking's more mature product areas, while revenues continue to grow within the selected growth areas, such as Debt Capital Market, Securities Finance and Futures.

One reason for the decline is that revenues within Treasury Operations fell 31 per cent due to the interest rate increase. Another reason is that Securities Services' revenues were 22 per cent lower than in the preceding year due to the negative trend in the global stock markets. Securities Services' strong market position remains

unchanged, with shares of 30 and 75 per cent for Swedish and foreign customers. Despite lower result, underlying business volumes from corporate customers are stable.

Merchant Banking is ranked as number one regarding total customer relations for larger customers in Sweden as regards to quality and market share, according to a survey made by Greenwich Associates during the first quarter 2002.

The foreign exchange volumes over Merchant Banking's Internet application Trading Station have increased due to an inflow of new clients. The foreign exchange function is now also available for smaller clients via the Internet Bank for companies. Prime Brokerage, a functionality that turns to the growing Hedge-fund market, has also been introduced in Trading Station.

Merchant Banking continued to work actively with long-term reductions of cost level within the mature areas. The increased cost efficiency has and will facilitate investments in selected growth areas. Despite these investments the underlying cost level, i.e. costs excluding performance related remuneration and exchange rate effects, is in principle unchanged compared with the preceding year and SEK 115 M lower than fourth quarter 2001.

Credit losses remained at low levels.

Enskilda Securities
Results for Enskilda Securities amounted to SEK 112 M (150).

The low activity in the Nordic equity market continued during the first quarter of 2002. Total turnover fell 26 per cent compared with the same period previous year. There were few IPOs and the M&A activity continued to be low.

Despite this low activity, Enskilda Securities succeeded in retaining its strong position and was ranked number one in trading volume on the Nordic exchanges, with a combined market share of 9.2 per cent.

Enskilda Securities' total revenues for the first quarter fell 19 per cent. All product areas posted lower revenues; particularly revenues from trading declined due to the unfavourable and uncertain stock market climate. Commission income, which is the single most important source of revenue, was somewhat lower than during the fourth quarter of 2001 but at the same level as the average of the full year 2001.

Total costs before bonuses were reduced by 4 per cent compared with the same period last year. A programme to reduce costs is under way and the goal is a cost reduction of 15 per cent before bonuses for full year 2002. The number of employees has declined by 4 per cent since the first quarter of 2001.

SEB Germany

The division serves one million private customers as well as small and medium-size corporations, institutions and real estate companies all over Germany. The division does not comprise the parts (large corporate customers, trading operations and former "Skandinaviska Enskilda Banken AG), which are included within the business area Merchant Banking. Information regarding the legal unit SEB AG Group accounted in euro can be found on www.seb.net.

Profit and Loss Account

SEK M	Jan-March 2002	Jan-March 2001	Change, per cent	Full year 2001
Net interest income	961	1 027	-6	4 119
Net commission income	412	347	19	1 365
Net result of financial transactions	6	13	-54	101
Other operating income	155	276	-44	551
Total income	**1 534**	**1 663**	**-8**	**6 136**
Staff costs	-672	-680	-1	-2 651
Other costs	-403	-447	-10	-1 816
Depreciation and write-downs	-79	-92	-14	-369
Total costs	**-1 154**	**-1 219**	**-5**	**-4 836**
Net credit losses etc *	-98	-100	-2	-478
Write-downs of financial fixed assets				-2
Net result from associated companies	18	20	-10	75
Operating result	**300**	**364**	**-18**	**895**

* Including change in value of seized assets

	Jan-March 2002	Jan-March 2001	Change, per cent	Full year 2001
Average exchange rate SEK/EUR	9.16	9.00		9.25
Cost/Income ratio	0.75	0.73		0.79
Allocated capital, SEK M	10 200	10 500		10 800
Return on capital, %	8.5	10.0		6.0
Number of full time equivalents, average*	4 125	3 950		3 916

* Whereof 266 temporary staff working with euro conversion, during first quarter of 2001.

Weak market development

Overall, the market development in Germany was weak. Market interest rates started to rise, without any major effects on results. The stock exchange index DAX was improving, but Nemax (Neuer Markt) was still weak on a very low level. The customers remain reluctant regarding investments in equities and funds, although the sales of new funds such as "Step by Step" proceeded successfully. The number of bankruptcies increased in the corporate sector, however, without affecting the credit loss level of SEB Germany.

Lower cost level

The underlying earning capacity has improved compared with the year-earlier period, considering the one-off gain of SEK 248 M from selling shares in Deutsche Börse 2001. Total income amounted to SEK 1,534 M, a decrease by 8 per cent measured in SEK and a decrease by 9 per cent measured in EUR. Net interest income is fairly stable, whereas net commission income improved by 19 per cent, mainly due to successful sales of new funds in the Retail area.

A lower cost level of SEK 1,154 M has been achieved through the cost-efficiency programme. Costs decreased by 5 per cent measured in SEK and by 7 per cent measured in EUR. Compared with the first quarter of 2001, the staff costs have decreased and other costs are down with 10 per cent measured in SEK, excluding the costs for the EUR conversion at the beginning of this year.

Net credit losses are unchanged compared with the first quarter of 2001. SEB Germany has experienced limited negative effects from credit losses due to the economic downturn in Germany.

New sales and activities

After the cost restructuring, the focus is now gradually turned toward generating income growth. This is being achieved through weekly new sales follow-ups in the Retail area and ambitious cross-selling activities between the business areas.

Assets under management have increased to SEK 112 billion (105). Moreover, on a monthly basis, the average net sales of mutual funds during the first quarter were three times higher than in 2001. In addition, mortgage loans, both new sales and renewals, are on a significantly higher level than the average for 2001. The number of e-banking customers is growing further, as well as the usage of Internet functionality for payment transactions, etc.

SEB Asset Management

The division offers a broad spectrum of investment products for institutions, life insurance companies and individuals, ranging from low-risk portfolios to private equity and hedge funds. The division conducts its activities in Sweden, Denmark, Finland and in the U.S. and has more than 100 portfolio managers and analysts dedicated to portfolio management.

Profit and loss account

SEK M	Jan-2002	March 2001	Change, per cent	Full year 2001
Net interest income	20	30	-33	100
Net commission income	326	402	-19	1 506
Net result of financial transactions	2	1	100	14
Other operating income	4	1		11
Total income	**352**	**434**	**-19**	**1 631**
Staff costs	- 117	- 135	-13	- 567
Pension compensation	13	13		46
Other operating costs	- 86	- 111	-23	- 432
Amortisation of goodwill	- 2	- 2		- 8
Depreciations and write-downs	- 6	- 7	-14	- 23
Merger and restructuring costs				- 54
Total costs	**- 198**	**- 242**	**-18**	**-1 038**
Operating result	**154**	**192**	**-20**	**593**
Cost/Income ratio	0.56	0.56		0.64
Allocated capital, SEK M	1 700	1 700		1 700
Return on capital, %	26.1	32.5		25.1
Number of full time equivalents, average	433	521		512

Increased market share net inflow of mutual funds

As of 31 March 2002, SEB Asset Management had SEK 557 billion under management, of which SEK 181 billion (176) was related to mutual funds. Total managed capital has declined by 2 per cent since year-end 2001.

During the first quarter 2001, net inflow of mutual funds in Sweden totalled to SEK 33 billion (12), of which SEB accounted for 13.4 per cent (11.2). The increase in market shares is explained primarily by high inflows to two new corporate bond funds that have contributed with a total inflow of SEK 4 billion.

The share of the total mutual fund assets in Sweden was 18.1 (19.5) per cent.

Significant cost reduction

The result was down 20 per cent to SEK 154 M. Income declined by 19 per cent to SEK 352 M, mainly due to a decrease in value in the equity portfolios. Costs were reduced by 18 per cent to SEK 198 M, primarily due to staff reductions. The average number of employees has declined 17 per cent compared to the first quarter of 2001.

The cost-reduction programme has involved a staff reduction of some 80 employees during the last nine months. SEB Asset Management's operation in Norway has been partly closed down and the remaining parts have been transferred to Nordic Retail & Private Banking. In order to streamline and simplify the range of mutual funds in Sweden, approximately 25 funds will be merged or closed during the second half of this year. The European asset management team in London has been integrated and located to Stockholm.

SEB Baltic & Poland

The division comprises the three wholly-owned Baltic banks Eesti Ühispank (Estonia), Latvijas Unibanka (Latvia) and Vilniaus Bankas (Lithuania) and the listed Polish bank Bank Ochrony Srodowiska, BOS, of which SEB owns 47 per cent.

Profit and loss account

SEK M	Jan-March 2002	Jan-March 2001	Change, per cent	Full year 2001
Net interest income	334	267	25	1 183
Net commission income	133	124	7	596
Net result of financial transactions	56	71	-21	197
Other operating income	12	66	-82	135
Total income	**535**	**528**	**1**	**2 111**
Staff costs	- 179	- 162	10	- 673
Pension compensation	1	1		2
Other operating costs	- 103	- 96	7	- 451
Amortisation of goodwill	- 12	- 11	9	- 49
Depreciations and write-downs	- 55	- 53	4	- 217
Total costs	**- 348**	**- 321**	**8**	**-1 388**
Net credit losses etc *	- 49	- 31	58	- 133
Write-downs of financial fixed assets		- 47		- 67
Net result from associated companies		1	-100	2
Operating result from insurance operations	6			22
Operating result	**144**	**130**	**11**	**547**
* Including change in value of seized assets				
Cost/Income ratio	0.65	0.61		0.66
Allocated capital, SEK M	2 750	2 750		2 750
Return on capital, %	15.1	13.6		14.3
Number of full time equivalents, average	4 221	4 184		4 114

Continued economic growth

Economic growth is expected to continue in the Baltic. A weakening growth in the export sector is offset by a strong continued domestic demand. In total, an increase of GDP of 4-5 per cent is forecasted for 2002.
The strong economy is illustrated by the fact that SEB's subsidiary banks have increased their number of customers by 11 per cent compared to 2001. Exports to countries within former Soviet has increased but is still below 10 per cent of total exports.

Result increases further

After adjustments for extraordinary revenues last year, the increase in income was 12 per cent. The increase is mainly due to higher lending and deposit volumes. Costs were up 8 per cent to SEK 348 M. The increase was mainly due to the expansion in volumes and products.

Increased co-operation between countries

In March, Vilniaus Bankas launched some SEB mutual funds and was thereby the first bank to offer mutual funds in Lithuania. The interest has been high.

During March 2002 the division management for SEB Baltic & Poland was transferred to Riga (Latvia) to manage the business operations closer to the local markets.

A new President has been appointed for BOS and there have been changes in management. BOS continues to offer environmentally related lending products and to work on its relationships with Nordic companies in co-operation with Merchant Banking.

SEB Trygg Liv

The division is one of the Nordic region's leading life insurance companies. Operations comprise insurance products within the investment and social security area for individuals and corporations. SEB Trygg Liv provides both unit-linked and traditional insurance. The number of customers, predominantly in Sweden, is slightly more than 1 million.

Traditional life insurance operations are conducted in the mutual Nya and Gamla Livsförsäkringsbolaget SEB Trygg Liv insurance companies, which are thus not consolidated in the SEB Trygg Liv Group's results.

Profit and Loss Account

SEK M	Jan-March 2002	Jan-March 2001	Change, per cent	Full year 2001
Total income	**388**	**371**	**5**	**1 493**
Total costs	**-372**	**-412**	**-10**	**-1 563**
Result from associated companies	-6	-3		-9
Operating result*	**10**	**-44**		**-79**
Change in surplus values, net	239	393	-39	1 241
Result from ongoing business	**249**	**349**	**-29**	**1 162**
Change in assumptions				620
Financial effects of short-term market fluctuations	-194	-644		-1 199
Total result, net	**55**	**-295**		**583**
Allocated capital, SEK M	3 900	3 900		3 900
Return, ongoing business, %	18.4	25.8		21.5
Number of full time equivalents, average	818	867		862

* In the SEB Group reporting, SEB Trygg Liv is accounted for according to the same principles as associated companies – one line accounting. Thus only the Operating result is consolidated in the SEB Group's accounts.
More detailed information on SEB Trygg Liv can be found on www.seb.net.

Efforts to increase sales

An increased number of transactions were carried out as a result of closer co-operation with the bank's branch office operations and the units for medium sized and large corporations. In addition, a new system for electronic administration for insurance brokers was established, which facilitates electronic reporting of insurance information – an efficiency improvement for all parties.

Sales, i.e. new premiums and additional premiums under existing insurance contracts, measured as weighted sales, were in line with a year earlier, SEK 8,254 M (8,276). Non-insurance-related sales pertaining to pension products (IPS and PPM scheme) amounted to SEK 982 M (763), in weighted sales. The negative stock market trend during the first quarter continued to affect interest in investments, and sales of endowment insurance declined 43 per cent. In contrast, however, the trend toward increased social security savings continued, for private pension savings, which rose 35 per cent, and occupational pension, which was up 33 per cent.

Corporate paid insurance rose 23 per cent while privately paid insurance declined by 36 per cent. Of total sales of insurance products, 75 per cent was attributable to the corporate market, compared with 61 per cent a year earlier. About 60 per cent of sales to corporations were through insurance brokers.

The market uncertainty also affected the customers' choice of insurance type. The unit-linked insurance portion of sales remains dominant at 74 per cent (80), but declined due to an increased interest in traditional insurance.

Customers paid in extra premiums on their insurance to a limited degree, probably due to the market situation, and premium income declined by about 10 per cent to SEK 3,941 M (4,357).

Result

The result from ongoing business declined to SEK 249 M (349) as a result of the change in surplus values being lower than a year earlier.

Revenues (remuneration for management agreements, insurance fees and net interest) rose somewhat as a result of a positive net flow of insurance premiums that offset the value decline in assets caused by the falling stock market.

Continued savings measures and lower sales commissions resulted in costs declining by 10 per cent. The number of full-year employees amounted to 818 as of 31 March, compared to 867 one year earlier.

Operating result (before changes in surplus values) improved, mainly due to reduced costs.

More detailed information is presented on the Internet (www.seb.net):

Appendix 1	SEB Trygg Liv
Appendix 2	SEB AG in the SEB Group
Appendix 3	Credit exposure by industry sector and geographical area
Appendix 4	Capital base for the SEB Financial Group of Undertakings
Appendix 5	Risk and capital management

Operational Profit & Loss Account quarterly performance nine quarters
- The SEB Group
- The Divisions and business areas
- Bridge between new and previous accounting principles
- Revenue split
- One-off items

Statutory Profit & Loss Account
- The SEB Group
- Skandinaviska Enskilda Banken

Additional information is available from:

Gunilla Wikman, Head of Group Communications, +46 8 763 81 25
Per Anders Fasth, Head of Group Investor Relations, +46 8 763 95 66
Annika Halldin, Responsible for financial information, +46 8 763 85 60
Laurence Westerlund, Investor Relations, +46 8 763 86 27

File No. 82-3637.



Stockholm, 15 January 2001

PRESS RELEASE

SEB starts new fund – global fund with higher risk

SEB is now expanding its chance/risk offering with a global equities fund named SEB Lux Equity Fund – Global Chance/Risk. The fund is a pure equities fund that invests globally. The fund invests in 20 to 40 companies, which is about half the number in which a traditional global fund invests. Fewer companies means that the risk level will be somewhat higher than normal within the fund's risk category, but also entails that the potential for a better return increases.

"For some time, our customers have been requesting funds with higher risk and particularly with a global focus," says Jan Palmberg, Head of SEB Funds. "Accordingly, we chose to start a new fund within the chance/risk family. SEB Global Chance/Risk will be the sixth fund in this category."

The fund can invest in various industries and is not tied to any specific geographical region. This provides the possibility for the fund to invest in those industries with the best value growth. The manager is Johan Holmsved, who is based in London.

The SEB Global Chance/Risk fund will be sold in Sweden, Norway and Finland, with a management fee of 1.75 percent.

SEB has previously offered five funds with higher risk in the chance/risk family: Nordamerika Chans/Riskfond, Sverige Chans/Riskfond, Sverige Småbolag Chans/Riskfond, SEB Lux C S – Europe Chans/Risk och SEB Lux Equity Fund – Japan Chans/Risk.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 942 billion in funds under management and total assets of SEK 1 108 billion (30 September 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 720,000 e-banking customers in seven countries. SEB has recently started an online brokerage service, SEBdirect, in Germany and during the next year SEB will start e-banking in England and in Norway. Read more about SEB: www.seb.net

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For further information, please contact:
Jan Palmberg, Head of SEB Fonder, +46 70 594 01 59
Anna Selberg, Information Manager, Asset Management & Life, +46 8 785 11 46, 46 70 763 81 54



File No. 82-3637.

Stockholm, 31 January 2001

PRESS RELEASE

Continued strong growth in Baltic States – recovery in Poland

Estonia and Poland first in line for EU membership, contend SEB economists

The Baltic Rim economies – Estonia, Latvia, Lithuania and Poland – are moving toward strong growth during 2001 and 2002, despite somewhat weaker international demand. Estonia and possibly Poland could become members of the EU as early as 2004, according to Baltic Outlook, SEB's economic report for the Baltic States and Poland.

The adverse consequence of the slowing in the US and the global stock market decline will be limited for the Baltic countries and Poland. This is due to the low level of share savings in the countries, the small amount of exports to the US and that moderate effects are expected in Western Europe.

Estonia's growth will be balanced during the period. Recovery from the Russia crisis is attributable to higher exports. However, domestic demand has also developed favourably and investments are now accelerating. High unemployment is a problem. GDP will rise 5.5 per cent this year and 5 per cent next year, according to the SEB report. Political stability is foreseen through to the next parliamentary elections.

Latvia's economy has evenly distributed growth and low inflation. Exports have not increased as sharply as in the other Baltic States. A more austere fiscal policy is resulting in a slowing of the balance of trade deficit. Growth is projected at 4.5 to 5 per cent in the years immediately ahead. The political situation is unstable and the government could fall.

Lithuania is recovering slowly from the Russian crisis, with increased exports as the driving force. There is no risk for devaluation when the lita (LTL) is linked to the euro (EUR) next year. GDP is projected to grow by 3.5 per cent this year and 4.5 per cent next year. The risk of a change in government is high.

Poland's austere monetary policy has cooled domestic demand. Inflation is falling and the balance of trade deficit is declining, Large interest rate cuts are expected. Growth will increase by 4 per cent this year and 5 per cent next year.

SEB is a major shareholder in three Baltic banks: Eesti Ühispank with 390,000 customers, 70,000 e-banks customers and 64 branch offices in Estonia, Latvijas Unibanka with 318,600 customers, 27,000 e-banks customers and 70 branch offices in Latvia and Vilniaus Bankas with 244,500 customers, 11,000 e-banks customers and 60 branch offices in Lithuania. SEB owns 32 per cent of the shares in the Polish bank Bank Ochrony Srodowiska, BOS. SEB is a financial group focused on e-banking, savings and growth companies. The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 850,000 e-banking customers in six countries. SEB started recently an online brokerage service in Germany and will start e-banking in England and Norway this year. Read more about SEB: www.seb.net

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For further information, please contact:
Mikael Johansson, Baltic analyst and publisher of the Baltic Report, +46 8 763 80 93, +46 70 372 28 26.

File No. 82-3637.



Stockholm, 1 February 2001

PRESS RELEASE

SEB first to offer option fund under the Swedish Premium Pension Authority (PPM) scheme

On February 1, SEB will add the SEB Lux Equity Fund – Opportunity Europe to its range of funds offered under auspices of the Premium Pension Authority (PPM). The fund manager will be Jonas Romlin, who headed the successful SEB Optionsrätter Europafond (Warrants Europe Fund).

"Many customers have inquired about a warrants fund in the PPM scheme, and now they have an opportunity to select one," says Jan Palmberg, Head of mutual funds, SEB Invest & Funds.

The fund will mainly handle exchange-listed warrants in European companies, but it will also trade in shares. The fund can achieve a higher yield than a regular equity fund due to the gearing effect offered by warrants and options. This makes it a high-risk alternative, although this may be offset by investing in interest-bearing securities. This limits the gearing effect, for example in the event of substantial downturns in the market.

"Opportunity Europe suits people who choose to invest part of their resources in a fund with a European focus, and who are prepared to take a greater risk. A high-risk fund should not represent more than 5-10% of total savings," says Jonas Romlin, who is manager of the SEB Lux Equity Fund – Opportunity Europe.

The Opportunity Europe fund is registered in Luxembourg, which makes it possible to reinvest dividends directly in the fund.

The SEB Lux Equity Fund – Opportunity Europe is the 20th SEB PPM mutual fund. The PPM code is 846 949.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 942 billion in funds under management and total assets of SEK 1 108 billion (30 September 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 850,000 e-banking customers in six countries. SEB started recently an online brokerage service, SEBdirect, in Germany and will start e-banking in England and in Norway this year. Read more about SEB: www.seb.net

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For further information, please contact:

Jonas Romlin, Manager, SEB Invest & Fonder, +46-8-506 246 10
Anna Selberg, Information Manager, Investment Management & Life, +46 8 785 1146, +46 70 763 8154

Arcot Systems

Stockholm, 2 February 2001

PRESS RELEASE

SEB invests in secure e-transaction enabler, Arcot Systems

Arcot Systems, Inc., the leading provider of "software smart cards", providing secure digital identity solutions to ensure security and privacy in Internet and Enterprise transactions – announced today, that SEB has decided to make a strategic financial investment in Arcot.

"SEB considers web enabled transactions as a core technology for our continued success and geographic expansion. Our challenge is achieving this without slightest compromise in the transaction security" said Carl Sundvik, President of SEB e-Invest. "Arcot's solution is interesting as it provides comparable security level as hardware tokens and smart cards, but with the added convenience of mobility provided by software-only solutions.

"We are excited to have the investment from SEB, which is well known for its well developed plans and execution of e-business solutions. It is a further testimonial to the value of our business and our technology," said Elis Nemes, President, Arcot International. We anticipate a rapid and strong endorsement of our software-only approach to user authentication in Europe, where strong security is a must."

About Arcot Systems

Arcot Secure Digital Identities provides strong user authentication and digital signature solutions for enterprise and Internet applications. Only Arcot can provide a software-based solution with any-device, anywhere, anytime capabilities for users that demand mobility, security, and convenience. Leaders in financial services, healthcare, and e-commerce are using Arcot Secure Digital Identities to protect user privacy and reduce fraud. Arcot Secure Digital Identities has been adopted by a wide-range of companies including the Swedish Post, First Union, Bechtel, Union Pacific and Medicity. Read more about Arcot at www.arcot.com

Arcot WebFort™

With the following characteristics, WebFort provides a compelling alternative to hardware solutions:

- "Smart card" level of security in software the convenience of a software-only solution that supports both desktop and mobile users with the same user interface
- Scalable to accommodate large user communities
- Easily integrated into Web applications
- Supports industry standards and easily integrates with leading certificate authorities
- Low total cost of ownership - a fraction of the cost of hardware token-based solutions

About SEB

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 942 billion in funds under management and total assets of SEK 1 108 billion (30 September 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 850,000 e-banking customers in six countries. SEB started recently an online brokerage service, SEBdirect, in Germany and will start e-banking in England and in Norway this year. Read more about SEB: www.seb.net

---

For more information, contact:

In the US:

Arcot Systems, Doug Free, 408/969-6243, dfree@arcot.com

InterActive PR, Inc. (for Arcot Systems), Kerry Coulter, 415/703-0400 ext. 338,
Kerry Coulter@ipri.com

In Europe:

Arcot International, Lynne Gillon, +44 (0) 1753 708818, lynne.gillon@arcot.com,

Harvard Centro PR (for Arcot International), Martin Smith +44(0) 207 4946100,
Marin.smith@harvard.co.uk

Press Release No 10

File No. 82-3637.



Stockholm, 2 February 2001

PRESS RELEASE

SEB's German bank, BfG, now has 150,000 e-bank customers

The number of e-bank customers in BfG passed the 150,000 mark in January. This represents an increase of 85,000, or 131 per cent, in a year. The number of e-bank customers a year ago was 65,000.

BfG has been a subsidiary of SEB for a year. Like SEB, BfG, which is the fifth largest privately owned bank in Germany, focuses on e-banking, but also has 177 offices throughout Germany that assist BfG's approximately one million customers with advisory services pertaining to savings and investments, among other services.

To help BfG customers begin e-banking, they receive a free "start-up package," and Internet advisors are available at all bank offices to answer questions about e-banking.

BfG expects e-banking transactions to increase through its online broker SEBdirect and through cooperation with two financial portals: wallstreet:online and the Gerling insurance group. Customers can already trade securities via wallstreet:online. Orders, account transfers and portfolio management are handled by SEBdirect.

BfG's name is being changed to SEB in the beginning of the second quarter 2001. SEB, which has become one of Europe's leading Internet bankers in recent years, now has more than 800,000 e-customers in Europe.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 942 billion in funds under management and total assets of SEK 1 108 billion (30 September 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 830,000 e-banking customers in six countries. SEB started recently an online brokerage service, SEBdirect, in Germany and will start e-banking in England and in Norway this year. Read more about SEB: www.seb.net

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For further information, please contact:
Boo Ehlin, Press Manager, +46 8 763 85 77, + 46 70 763 85 77
Lotta Treschow, Head of Investor Relations, 46 8 763 95 59



File No. 82-3637.

Stockholm, 15 February 2001

PRESS RELEASE

SEB's German bank BfG top-ranked in stock analyses

BfG, SEB's German bank with one million private customers, has been ranked third in Germany regarding the reliability of analyses of company earnings and their share performance on the German stock market during the fourth quarter of 2000.

BfG, which is changing its name to SEB this spring, was ranked third after Delbrück & Co and Hypovereinsbank in a survey conducted by the London-based QA analysis institute. A total of 25 banks and financial institutions were covered in the survey.

BfG placed higher than, for example, ABN Amro, MM Warburg, Lehman Brothers CSFB and Morgan Stanley.

This is the third survey conducted by QA, which, among other aspects, investigates the accuracy of the banks' forecasts of the earnings of exchange-listed companies and of the analyses of the companies' share performance.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 942 billion in funds under management and total assets of SEK 1 108 billion (30 September 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 850,000 e-banking customers in seven countries. SEB started recently e-banking in England, online brokerage service, SEBdirect, in Germany and will start e-banking in Norway this year. Read more about SEB: www.seb.net

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For further information, please contact:
Boo Ehlin, Corporate Press Manager, +46 8 763 85 77, + 46 70 763 85 77
Lotta Treschow, Head of Investor Relations, 46 8 763 95 59



File No. 82-3637.

Stockholm, 16 February 2001

PRESS RELEASE

SEB first Nordic clearing house on Eurex

Eurex, the world-leading electronic derivatives exchange, has upgraded SEB to a full clearing member making it the only Nordic institution able to trade directly on the bourse. This means SEB can act on the behalf of other financial institutions that want to trade on Eurex.

"As a full clearing member we will be able to offer our customers a better and more complete service. We can offer our clients global clearing - that means one single central account and confirmation for all their business", says Ulla Nilsson, Head of SEB Futures.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 942 billion in funds under management and total assets of SEK 1 108 billion (30 September 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 850,000 e-banking customers in seven countries. SEB started recently e-banking in England, an online brokerage service, SEBdirect, in Germany and will start e-banking in Norway this year. Read more about SEB: www.seb.net and www.mb.seb.se.

For further information, please contact:
Ulla Nilsson, Head of SEB Futures, +44 207 248 09 76
Annika Bolin, Global Head of SEB Merchant Banking, + 46 8 506 232 82

File No. 82-3637.

SEB

Stockholm, 16 February 2001

PRESS RELEASE

Invitation to press conference and telephone conference in connection with SEB's presentation of the results for 2000

Press conference at Kungsträdgårdsgatan 8, Stockholm
Tuesday 20 February at 10.30 a.m.

Lars H Thunell, President and CEO, Anders Rydin, CFO, will be on hand to tell of and comment upon SEB's annual accounts for 2000. The results will be published in the morning on 20 February and will be available on www.seb.net.

Telephone conference
Tuesday 20 February from 4.30 p.m. to 5.30 p.m.

Lars H Thunell, President and CEO, and Anders Rydin, CFO, will speak about development and comment on SEB's result for 2000.

The presentation, which will be in English, can be followed via Internet www.seb.net and www.financialhearings.com as well as via the telephone conference on number +44 20 8240 8242.

To participate in the telephone conference, kindly dial the number shown above at least five minutes before the conference is due to start.

Welcome!

Boo Ehlin
Corporate Press Manager
+46 8 763 85 77
+46 70 763 85 77

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 942 billion in funds under management and total assets of SEK 1 108 billion (30 September 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 850,000 e-banking customers in seven countries. SEB started recently e-banking in England, an online brokerage service, SEBdirect, in Germany and will start e-banking in Norway this year. Read more about SEB: www.seb.net



File No. 82-3637.

Stockholm, 20 February 2001

Report on 2000 Annual Accounts

ALL-TIME HIGH EARNINGS

- 2000 – a year of growth.
- Integration of the German BfG Bank, acquisition of the Baltic banks and a stake in the Polish Bank BOS.
- Number of employees now 21,500 (13,000).
- Number of e-banking customers 800,000 (390,000)
- The Group's total result* increased by 34 per cent to SEK 10,080 M (SEK 7,497 M).
- Operating profit rose by 72 per cent to SEK 8,800 M (SEK 5,122 M). Operating profit for comparable entities excluding one-off items rose by 59 per cent.
- Return on equity was 16.5 per cent (17.2 per cent) based on total result* after tax and 16.9 per cent (14.6 per cent) based on the operating result for the year.
- Earnings per share improved by 35 per cent to SEK 9.43 (SEK 6.96).
- Assets under management amounted to SEK 910 billion (SEK 702 billion).
- Income in the fourth quarter from all areas was record high; record results in Retail Distribution and Merchant Banking.
- Costs in the fourth quarter were above previous quarters, partly due to increased bonuses and partly attributable to IT- and e-banking costs.
- A dividend of SEK 4.00 (SEK 3.50) is proposed - an increase of 14 per cent.

* Operating profit plus change in surplus values in life insurance operations and pension settlements/provisions.

President's Statement

Year 2000 was an eventful period both within and outside SEB. Markets were characterised by a generally strong economic climate but with roller-coaster conditions in the world's stock markets. Although stock prices declined towards the end of the year, 2000 as a whole, including the fourth quarter, was marked by major activity in the markets, which had a favourable effect on SEB's income and result.

Work within SEB was characterised by the strong expansion. The German BfG Bank was consolidated from the beginning of the year and the shares outstanding in the three Baltic banks were acquired towards the end of the year. The acquisition of a block of shares in the Polish Bank Ochrony Srodowiska, BOS, signified the closing of our Baltic circle. But in addition to this acquisition-based geographic expansion, we also invested in organic growth in new markets during the year through the development of new e-banking and e-brokerage services. Against the background of the weaker market trend, the year's total result of SEK 10,080 M was gratifyingly strong.

The fourth quarter was strong in all income areas, especially regarding net result of financial transactions. However, the change in surplus value was influenced by negative financial effects due to the downturn of the stock market. Nevertheless, income in the fourth quarter

was above previous quarter. Also costs for the fourth quarter were higher than in previous quarters. These higher costs are attributable to IT-costs and to bonuses as a consequence of the good result. The costs for e-banking and e-banking related IT-costs surged mainly because of costs for the pan-European e-banking platform. The UK e-banking and e-brokerage service opened in early February at www.seb.co.uk and the Norwegian service will open later this spring.

All in all SEB had a completely different form at the end of 2000, compared with the end of 1999. The number of employees had been increased from 13,000 to 21,500, and the proportion of employees in Sweden decreased from 75 per cent to 45 per cent. The base in the Nordic countries within Nordic Banking and Asset Management & Life has shown great strength during the year. From that base we have expanded our core business geographically into the Baltic states and Germany. The third development phase within SEB is the growth into new markets with totally new concepts - our introductions of e-banking services in Denmark, the UK and Norway.

Increasingly strong base
Nordic Banking has successfully continued rationalisation and efficiency programs during the year. Accordingly, increased income was generated within our Nordic Banking operations at the same time as the costs of ongoing operations, excluding result-related personnel costs, continued to decline.

It was particularly gratifying to see the progress made within Retail Distribution and Merchant Banking, which achieved a record result in the final quarter and for the year as a whole. The comprised main group Nordic Banking reached a record 25 per cent return on allocated capital.

Asset Management & Life was adversely affected by the change in surplus values during the fourth quarter. Although this reduced the full-year result, the return on equity was still 19 per cent. Enskilda Securities reported an almost 100-per cent improvement in result, despite the deterioration in conditions during the latter part of the year.

The risk level and thus the volatility in our income continued to decrease for comparable entities.

SEB has closed the circle around the Baltic Sea
SEB has expanded its core area geographically during the year, through the integration of German BfG, the acquisitions of outstanding shares in three Baltic banks as well as a minority share in the Polish Bank BOS. The integration and restructuring of BfG progressed more rapidly and efficiently than expected. The restructuring programme and the sale of subsidiaries resulted in the number of employees being reduced by 660 persons and a decrease in the cost base. Currently, intensive efforts are underway to change the brand to SEB and to increase the level of income in the insurance area, among others.

The three Baltic banks with 4,200 employees are active in less mature markets, where growth within the financial service area is high. Traditional lending and deposits are growing by 20 per cent a year, but it is also interesting to see how fast the e-banking penetration increases. Profitability of the operations in these banks is good. It is also gratifying to see how rapidly these banks have been assimilated in the SEB culture and how smoothly the co-operation is functioning. The acquisition of slightly more than 30 per cent of the BOS reflects a first step for SEB in a large and expanding market.

Development of platform for e-growth
Outside SEB's core businesses on a Nordic base and the geographically extended core, a strategy for exporting our knowledge of e-banking from Sweden was started in 1999. We have in year 2000 built and introduced our pan-European model in Denmark and Germany and in early 2001 in the UK. In contrast to markets for physical goods, e-banking and e-brokerage operations are continuing to expand. Our experience from the Swedish market shows that such operations also grow profitably.

During 2000, the number of e-banking customers in the SEB Group rose from 390,000 to 800,000, with countries outside Sweden accounting for the greatest growth. SEB now has e-banking services in seven countries. During the fourth quarter, major efforts were made to prepare for the launch of the pan-European model in the UK and Norway, and to construct a completely new corporate portal for Sweden that will be introduced in March 2001. During 2000, the total central costs for e-banking development amounted to SEK 946 M. E-banking development activities have also been carried out in BfG, the Baltic banks and some business areas.

Organised for quality and co-ordination
At the end of the year, the decision was made to implement a new organisation, which has been introduced as from 1 January 2001. The new structure is oriented towards different customers and their various needs in different countries rather than towards products, as previously. Accordingly, we have also co-ordinated our e-banking activities with the various geographic and customer-oriented areas. Internet-based services have become such a large and natural part of all operations that they need to be co-ordinated in a better way with our other banking channels. The objective is to allow our customers to utilise all of the various channels when and how it suits them.

2001 – a year for the consolidation of the new markets
Many experts consider that after a weaker first half, the economy will take an upward turn during the autumn of 2001. In SEB's case, this will probably mean a lower rate of growth on the income side. 2001 will be a year of consolidation for SEB, with continued focus on raising efficiency in the areas of both costs and capital. IT-costs will be kept at an unchanged or lower level compared with 2000.

GROUP ACCOUNTS

As a result of primarily the acquisition of BfG and the shares outstanding in the three Baltic banks SEB today is an entirely different Group than at year-end 1999. Total assets have increased by 58 per cent and are now comprised 36 per cent of euro compared with 10 per cent at year-end 1999. Countries outside the Nordic region accounted for 45 per cent of income (20 per cent during 1999). Thus the comparability for the underlying trend has been heavily influenced by the addition of new entities. The Group´s result for comparable entities is presented in Appendix 1.

Income

Income for comparable entities excluding changes in surplus values was SEK 22,707 M, an increase by 25 per cent, primarily due to increased commission income in all relevant business areas. The change in surplus values within SEB Trygg Life has had a negative impact on the growth-rate due to the dependency on equity markets valuation. The addition of BfG, the Baltic banks and Orkla Enskilda Securities and one-off items has increased the income level to SEK 32,995 M (SEK 21,038 M), an increase by 57 per cent compared with 1999.

Net interest earnings for comparable entities rose by 7 per cent to SEK 7,148 M (SEK 6,674 M), attributable mainly to increased deposit volumes. Including the new entities, total net interest earnings amounted to SEK 11,616 M (SEK 6,858 M).

Net commission income for comparable entities rose by 34 per cent, to SEK 11, 006 M (SEK 8,212 M), mainly due to a strong increase in securities commissions as a result of the strong stock market trend at the beginning of the year and the high rate of equity trading turnover in 2000. Commissions related to lending and payments also contributed to the result to a large extent. Including the new entities net commission income amounted to SEK 13,846 M (SEK 8,317 M).

Net result of financial transactions for comparable entities rose by 50 per cent, to SEK 3,004 M (SEK 1,999 M). This was mainly attributable to favourable bond and equity trading, including derivatives. Foreign exchange earnings accounted for SEK 1,368 M (SEK 1,142 M). Including BfG, the Baltic banks and one-off items of SEK 230 M in BfG, net result of financial transactions amounted to SEK 3,552 M, an increase by 75 per cent.

Other operating income includes dividends and amounted to SEK 3,644 M (SEK 2,327 M). Capital gains and other one-off items totalled SEK 1,690 M (SEK 948 M). Of this SEK 262 M was included in the fourth quarter result, mainly attributable to capital gains in connection with sales from the so called venture capital portfolio. Other large one-off items in 2000 are SEK 500 M from the sale of Svensk Exportkredit, SEK 420 M from the sale of the Bank´s head office building and SEK 373 M from the transaction with Orkla Finans. Even if capital gains are treated as one-offs, a certain portion of SEB´s income continously has this nature. For 2001 capital gains of more than SEK 500 M has been realised already.

Other one-off items in the Group were SEK 230 M attributable to BfG for the first and second quarters and reported as net result of financial transactions. During the fourth quarter, the result from the sales of debt collection credits to Hoist Kredit AB, SEK 236 M, was reported as recoveries within Retail Distribution. SEK 88 M is a result of a sale of property in the run-off operations. In total one-off items amounted to SEK 2,306 M (SEK 1,275 M).

Change in surplus value in life insurance operations was influenced by the negative financial effects due to the stock market trend and amounted to SEK 337 M (SEK 1,502 M). Sales, that is, new premiums insurance and extra payments on existing insurance, rose by 39 per cent to SEK 12,306 M. This change in surplus value is described in detail in *Appendix 2.*

Costs

Costs for comparable entities was SEK 15,734 M, an increase of 11 per cent or approximately SEK 1,500 M. There are two well-defined underlying causes for this increase. One is that the good results within above all Enskilda Securities, Merchant Banking and Retail Distribution have led to an increase in bonus payments of just over SEK 600 M. The other is the development within IT-operations, where costs including staff costs have increased by more than SEK 600 M. The addition of BfG, the Baltic banks and Orkla Enskilda Securites has raised the cost level to SEK 22,332 M (SEK 14,464 M), an increase of 54 per cent compared to 1999.

The cost structure and levels vary significantly between different sectors of the bank. In Nordic Banking – Retail Distribution, Merchant Banking and SEB Securities Services – the costs have successively been reduced in recent years. During 2000, costs declined somewhat, not taking into account the higher performance-related compensation paid as a result of the sharp earnings improvement in these business areas. The cost/income ratio for Nordic Banking has been improved from 0.62 to 0.53.

In the growth-oriented main group Asset Management & Life as well as in Enskilda Securities, costs rose due to volume growth as well as increases in performance-related compensation. Merely in Enskilda Securities staff costs rose by close to SEK 600 M.

Staff costs
The level of staff costs for comparable entities was SEK 9,355 M, an increase of 13 per cent compared with 1999. This is due to the good results in certain sectors resulting in higher bonus payments. The addition of BfG, the Baltic banks and Orkla Enskilda Securities increased the level of staff costs by 52 per cent to SEK 12,761 M.

The number of full time equivalents emloyees, measured as an average during the year, increased to 20,368 (13,455).

Part of the cost increase is attributable to pension costs, for which compensation is received from SEB's pension funds. This compensation, which amounted to SEK 943 M (SEK 873 M) in 2000, is a positive item in total costs and includes the pension insurance scheme that replaced the earlier profit-sharing system. In addition, SEB has during the year received a repayment of SEK 62 M from SPP, which has decreased the staff costs.

IT costs
Total costs for IT for comparable entities amounted to SEK 3,688 M, an increase of 22 per cent compared with 1999. The major reason for the increase in IT-costs is the development of e-banking and internet-related areas and the prevailing freeze period during 1999 prior to Y2K. The addition of BfG and the Baltic banks increased the IT-cost level to SEK 4,842 M, about 20 per cent of total costs for SEB. In this definition "IT-costs" is a calculated amount including cost for own personnel engaged in the IT-sector, either in internal IT-companies or directly within the business areas. External IT-cost as specified in the annual accounts, i.e. rental fees for systems and equipment, consulting fees, maintenance etc amounts to SEK 2,338 M. The IT-development has been intense over the whole year with an uneven weight of the cost distribution towards the fourth quarter. The cost level for the first three quarters was around SEK 1,000 M per quarter, whereas the cost in the fourth quarter isolated was SEK 1,695 M. For 2001, IT-costs will be kept at an unchanged or lower level compared to 2000.

Costs for e-banking
During 2000 SEB has carried out its e-banking activities in a separate management unit classified as a joint Group activity. Running cost for operating the Internet bank has been charged to the business units mainly within the retail operation whereas cost for developing the e-banking activities has been expensed immediately and carried as a joint group cost. Total costs within SEB e-banking amounted to SEK 1,268 M including IT-costs. Of that, SEK 322 M was charged to the business units and the rest – SEK 946 M - was invested jointly for the group but accounted for as expenses during this period. The activity has increased during the year. Cost in the first quarter was only SEK 94 M whereas the cost in the fourth quarter isolated amounted to SEK 464 M, which includes developing costs for the pan-European model in Denmark, Norway and the UK as well as improving the Swedish e-banking set up.

Restructuring reserves

On 31 December 2000, SEK 1,999 M - including SEK 300 M in the current year - of the restructuring reserve of SEK 2,255 M established in the accounts for 1997, had been utilised.

The acquisition of BfG in January 2000 was made at a purchase price below the equity value, which has resulted in a difference of SEK 3.3 billion (negative goodwill). The negative goodwill has been allocated in the accounts for 2000. *(See further Appendix 3)*

Lending losses and doubtful claims

The Group's lending losses, including changes in the value of assets taken over and write-downs, amounted to SEK 890 M, net, of which SEK 730 M, net, pertained to BfG. The level of lending losses was 0.12 per cent. In 1999, the Group´s recoveries and withdrawals were greater than the lending losses, including value changes in assets taken over for and write-downs of financial fixed assets. Accordingly, a positive net of SEK 289 M was reported.

During 2000, incurred losses and provision of possible lending losses amounted to SEK 2,658 M (SEK 1,089 M), while recoveries and withdrawals from reserves, including the reserve for political risks abroad amounted to SEK 1,800 M (SEK 1,296 M).

Doubtful claims, net, that is, after provisions of possible lending losses, increased because of the consolidation of BfG and Vilniaus Bankas to SEK 8,365 M (SEK 2,824 M), while the volume of pledges taken over declined to SEK 214 M (SEK 626 M).
The changes were in line with expectations.

Credit exposure

During the year the total credit portfolio increased by almost SEK 374 billion to SEK 926 billion, mainly due to the acquisition of BfG and the consolidation of Vilniaus Bankas. As a consequence of this the overall structure of the credit portfolio has changed. From a geographical point of view, the portfolio has become more diversified and by year-end the Nordic region represented 43 per cent of the total credit portfolio, in comparison with 75 per cent by year-end 1999.

SEB's exposure to telecommunications (defined here as telephone operators and manufacturers of teleproducts, including their respective subcontractors) as well as the IT-sector is well analysed. The exposure of the Group on companies within the tele-communications industry is approximately SEK 12 billion or 1.2 per cent of its total credit exposure. Most of it is related to well-established Nordic companies of excellent credit quality. In addition, SEB takes part in a number of Nordic-related project financing arrangements for major operators, mostly within OECD countries.

The IT-sector represents a very small part of the total credit portfolio, SEK 4 billion, or less than 0.4 per cent. The exposure is, as earlier reported, spread among a large number of companies, where the newly established companies represent a very small portion. *See further Appendix no. 4.*

On 31 December 2000, SEB´s exposure in emerging markets amounted to SEK 11,483 M, net, after provision for possible lending losses (SEK 10,405 M).

Large surplus value in pension funds

The total assets in the pension funds amounted in 2000 to SEK 23.2 billion (SEK 25.2 billion), while commitments amounted to SEK 8.0 billion (SEK 7.1 billion). Accordingly the surplus value for 2000 amounted to SEK 15.2 billion.

Options program for 1,000 employees

As in 1999, the Board decided on an options program for Group Management and at the same time broadened it to include about 1,000 senior executives and key persons.

Tax costs

Taxes amounted to SEK 2,856 M (SEK 1,355 M), which yields a weighted tax rate of 29 per cent. Of this amount, SEK 1,730 M (SEK 1,288 M) is taxes paid, SEK 980 M (SEK -209 M) deferred taxes and SEK 146 M (SEK 276 M) taxes for previous years.

Earnings per share and return on equity

The calculation of earnings per share, including/excluding changes in surplus values in life insurance operations, appears in the following table:

	Result incl. change in surplus values		Result excl. change in surplus values	
	2000	1999	2000	1999
Operating result	8,800	5,122	8,800	5,122
Pension provision	943	873	943	873
Change in surplus values	337	1,502		
Total result	10,080	7,497		
Taxes and minority interests	-3,195	-1,832	-3,101	-1,411
Result after tax	6,885	5,665	6,642	4,584
Earnings per share (2000: 704 557 680 shares, 1999: 658 503 093 weighted number due to new issue)	**9:77**	**8:60**	**9:43**	**6:96**
Return	**16.5**	**17.2**	**16.9**	**14.6**

Risks and capital management

To utilise the Group's capital in the best possible manner and to assess the profitability of the various business areas with greater precision, SEB uses a steering model based on Capital at Risk. Capital at Risk encompasses valuations of the risk for unexpected losses resulting from the Group's business at any given time and is based on statistical probability for various types of risks, that is credit and market risks, insurance risk and operational and residual risks. Capital at Risk is an important component of allocated capital for the business areas. The remaining portion is primarily goodwill that is attributable to acquired companies which is matched by a need for shareholders' equity.

In calculating the return for the business areas, earnings after standard tax, 28 per cent, is placed in relation to the allocated capital.

The bank's risk level has increased due to the consolidation of new subsidiaries. The risk level for each risk type, not taking into account diversification, is summarised below (SEK billion):

	31 Dec, 2000	%	31 Dec. 1999	%
Market risk	3	6	2	6
Credit risk	32	66	22	61
Insurance risk	5	10	5	14
Operations and residual risk	9	18	7	19

Taking diversification between the business areas into account, CAR, i.e. the Group´s total capital at risk, amounted to SEK 36 billion (SEK 25 billion). The comparatively smaller increase in CAR compared to volume increases in nominal terms is a result of risk diversification emanating from BfG´s German lending and SEB´s traditional Nordic lending.

The daily Value at Risk (VaR) within the Group exclusive BfG was an average of SEK 47 M during 2000, that is, with 99 per cent probability it is expected that the business area will not lose more than SEK 47 M during a trading day. During the year, this risk varied between SEK 24 M and SEK 86 M. The following table shows the distribution by risk type:

	Min	Max	Average	31 Dec. 2000	31 Dec. 1999
Interest risk	24	75	42	35	52
Currency risk	2	21	8	6	3
Share risk	2	47	14	9	15
Diversification			-17	-19	-18
Total	24	86	47	31	52

Within BfG's marketplace, the corresponding average VaR was SEK 17 M at year-end. During the years, BfG's VaR varied between SEK 8 and 24 M.

An increase in market interest rates by one percentage point at 31 December 2000 would result in a value decline in the Group's interest-bearing assets and liabilities, inclusive derivatives, by SEK 1,600 M (SEK 800 M).

Capital base and capital adequacy

The capital base for the financial group of undertakings (excluding the insurance companies) amounted at year-end 2000 to SEK 53.3 billion (SEK 46.5 billion). Core capital was SEK 36.5 billion (SEK 34.4 billion), of which SEK 1.8 billion constituted core capital contribution. *(For calculation of the capital base see Appendix 5).* The risk-weighted assets amounted to SEK 496 billion (SEK 318 billion). The increase is attributable to the BfG Group and BOS being included in the financial group of undertakings as of 2000. Through ongoing capital efficiency measures with BfG and the rest of the Group, risk-weighted assets were brought to a level of the goal of SEK 495 billion established at the time that BfG was acquired.

The increase in risk-weighted capital is reflected in the decline in the core capital ratio to 7.4 per cent (10.8 per cent) and the total capital ratio of 10.8 per cent (14.6 per cent) compared with the Group's goal to maintain a core capital ratio of at least 7 per cent and a total capital ratio of not less than 10 per cent.

During the year, SEB participated actively in the preparatory work regarding the Basel Committee's and the EU's proposal to change the capital adequacy rules. This work has provided good insight into the changes that are expected. The Group will continually

monitor forming of the new rules and successively match the Group's capital situation against the expected capital demands that will arise when the new rules become effective.

Rating

During the fourth quarter of 2000 both Standard & Poor´s and Moody´s revised their outlooks for SEB from negative to stable. Standard & Poor´s motivation was SEB:s strong earnings growth in its core markets, the anticipation of stable short and medium term earnings and continued restructuring of BfG. Moody´s change reflects mainly BfG´s smooth integration into the SEB Group.

Events after the reporting period

At the beginning of 2001, about 1.4 million shares in OM were divested with a capital gain of about SEK 340 M. On 19 February, 2001, SEB held about 0.9 million shares in OM. Simultaneously, BfG has sold shares in Deutsche Börse with a capital gain of approximately EUR 26 M (approximately SEK 230 M).

As of 2001, SEB's operations are organised into six divisions: Personal Banking Sweden, Personal Banking International, BfG, Corporate & Institutions, Investment Management & Life and the Baltic States & Poland. The distribution is based mainly on SEB´s customers and their needs.

The Board will propose to the Annual General Meeting on 5 April 2001 that SEB acquire own shares in the securities portfolio.

Dividend

The Board of Directors proposes a dividend of SEK 4.00 (SEK 3.50) per Series A and Series C share, corresponding to 40.9 per cent of earnings per share. The total dividend amounts to SEK 2,818 M (SEK 2,466 M). The last day for trading in SEB cum dividend is Thursday 5 April, 2001.

Stockholm, 20 February, 2001
Lars H Thunell
President and Group Chief Executive

The interim report for January-March 2001 will be published on 4 May, 2001. The printed version of the annual report will be distributed in the second half of March. Annual General Meeting will be held on 5 April 2001. SEB´s reports are available on the Internet (www.seb.se; www.seb.net).

Additional information is available from:
Gunilla Wikman, Head of Group Communications, +46 8 763 81 25
Lotta Treschow, Head of Investor Relations, +46 8 763 95 59

RESULT BY MAIN GROUP

Nordic Banking

The result for Nordic Banking, which consists of Retail Distribution, Merchant Banking and SEB Securities Services, was highly favourable in 2000. The fourth quarter result was the best of all quarters during 2000, SEK 1,829 M, despite the financial market slow-down. Result for the full year rose by 36 per cent to SEK 6,325 M (SEK 4,658 M).

Total income increased by 20 per cent to SEK 13 780 M, while costs rose by 2 per cent to SEK 7,264 M. Excluding performance related remuneration, the cost level declined 1 per cent.

The higher income and the increased focus on cost control has improved the cost income ratio, to 0.53 (0.62).

All business areas within Nordic Banking have been working hard improving their customer relations, decreasing risks and volatility earnings and a more efficient use of the capital.

The average number of employees decreased by 200, to approximately 6 300.

SEB´s market share of total deposits from the general public in Sweden decreased to 20.6 per cent (21.2 per cent), while the share of deposits from households increased to 13.9 per cent (13.3 per cent).

The Group´s share of total lending to the general public was 14.3 per cent (14.8 per cent). The market share of the household market was 11.5 per cent (11.9 per cent) and the share on the corporate market 15.9 per cent (16.7 per cent).

Retail Distribution – Restructuring beginning to pay off
The profitability of the Retail Distribution business area has for some years been weighted down by investments in necessary restructuring measures. The development in e-banking, restructuring of the branch office network, competence development and efficiency measures in processes and technical systems are a few examples. During the year 2000, however, these efforts began to show result.

The implementation of a new working model within the branch offices - aiming for improved customer service and efficiency - is a key element in this change process. The appreciation for this new concept has been clear in the customer surveys done at more than 100 SEB-branches that so far have accomplished our internal "certification".

The total result for Retail Distribution in 2000 was SEK 2,659 M - an increase by 52 per cent in comparison with 1999 (SEK 1,752 M).

The result is to a large extent built on a strong income development, especially during the strong market period of the first months of 2000. But also in a year-to-year comparison, both net interest earnings, up 17 per cent, and net commissions, up 19 per cent, has decidedly improved. Return on allocated capital increased to 23.3 per cent (16.1 per cent).

During 2000, a number of measures has been taken to improve the business area's costs and operational efficiency: The closing down of 51 branch offices; the securitisation of mortgage loans; outsourcing of write-off debt collection as well as central cash handling. As a result, the number of employees within Retail Distribution has decreased by 450.

Despite the high growth in business volume, the business area's costs were largely unchanged compared with 1999, not taking into account the high performance-related compensation as a result of the favourable earnings. Cost/income ratio has thus improved to 0.59 (0.67).

Merchant Banking- Best quarter to date making 2000 a record year
The fourth quarter 2000 was the strongest quarter since the formation of Merchant Banking, with a total result of SEK 976 M. The stable growth in customer related income continued,

SEK 5,165 M compared to SEK 4,203 M for the full year 1999. Total income level rose by 22 per cent, to SEK 6,129 M. Total result for the full year improved by 24 per cent, to SEK 3,019 M, despite last year's recoveries of SEK 442 M due to writebacks of primarily Russian provisions. Excluding recoveries/lending losses, the underlying total result increased by 54 per cent. The return on allocated capital increased to 23.1 per cent compared to 17.3 per cent on average capital in 1999.

In 2000, SEB strengthened its position as the leading Nordic merchant bank with both increased market shares and higher quality rankings. For example SEB had the highest market share of foreign exchange in Sweden according to the Central Bank of Sweden. Also in the field of sales of new Equity Index linked bonds on the SOX a very high market share of 32 per cent was reached. The position as the number one bank in Export Letter of Credit was reinforced and the market share was 37 per cent, according to the Central Bank of Sweden.

The increased customer-related income is a consequence of Merchant Banking's core objective of enabling change and adding value to its customers. The achievement within Debt Capital Markets has continued in year 2000 and the annual growth rate for the last couple of years has been well above 50 per cent. Securities Finance and Acquisition Finance have continued to move forward and are now well established players in their markets. Also the cash management area had a very good year with a number of successfully concluded Euro cash pool deals as well as other cash management deals. Merchant Banking's Foreign Exchange business had yet another prosperous year, despite strong competition in the European market, and was ranked second in Europe on foreign exchange quality in a recent survey conducted by Greenwich Associates.

The venture capital unit SEB Företagsinvest continued to make profitable exits – generating capital gains of SEK 143 M - as well as new promising investments in the fourth quarter. The deal flow was strong and the portfolio by year-end consisted of SEK 360 M invested in 28 companies.

The development of Internet-based customer tailored services has top priority within Merchant Banking and in the fourth quarter a number of new solutions reached the market. New and enhanced cash management functionality as well as "Prime Brokerage" functionality was launched.

The growth in foreign exchange-deals executed via Trading Station continued and new records have been set in both absolute numbers as well as in relation to manual deals. During the fourth quarter, an automated currency exchange solution, TSAX (Trading Station Automated Exchange), was launched in Trading Station. It will allow clients, portals, exchanges, Internet brokers, etc. to execute foreign exchange-deals in real-time. Trading Station was also ranked as the world's second best Internet solution for foreign exchange dealing in Euromoney's annual survey 2000. Debt Capital Markets also launched its first "e-bond" over the Internet. The pipeline of further new Internet-based services is strong and a variety of new solutions will be introduced during 2001.

The cost income ratio improved to 0.50 compared to 0.60 in 1999. The underlying cost level (i.e. total costs excluding performance related remuneration) decreased by 5 per cent. This was mainly achieved through a number of successful efficiency programmes in the international network. Total costs, including remuneration, was held at the same level as in 1999. Costs are constantly monitored – it is of utmost importance to have cost control and efficiency in all operations at all times. Investments in growth areas will also in the future be financed through efficiency actions taken in mature as well as non-core areas.

Net credit losses for the full year 2000 were on a very low level, partly due to recoveries, and the outlook for Merchant Banking's credit portfolio is still good. The daily average Value-at-Risk was down by 50 per cent, from SEK 92 M to SEK 46 M. The reduction is partly due to a deliberately lower risk taking but also to lower volatility in the markets. A long-term sustainable level would be between SEK 50-100 M.

The allocated capital has been reduced in 2000. The work to reduce Merchant Banking's overall capital need will continue in year 2001 and capital employed in low return and non-growth areas will be cut back and to some extent reinvested in growing high return areas, such as capital market products.

SEB Securities Services – top-rated custodian

At the end of year 2000, SEB Securities Services held SEK 2,152 billion (SEK 2,211 billion) in Swedish and foreign assets under custody. Transaction volumes escalated to 3.6 million (2.1 million) an increase of more than 70 per cent. The total result increased by 36 percent to SEK 661 M. During the year, SEB Securities Services expanded its operations in Helsinki, Copenhagen and Oslo.

Market share remained stable, between 30 and 75 per cent in the various segments. The market share of cross-border transactions was 90 per cent.

In 2000, SEB Securities Services was rated number one in Sweden by the Global Custodian Magazine and as number four in Europe by the magazine Global Investor.

Asset Management & Life

The total result for this main group - consisting of SEB Invest & Funds, Private Banking and SEB Trygg Life - amounted to SEK 2,117 M (SEK 2,600 M). All business areas have shown a strong development in all respects with exception for the negative financial consequences that arise in the change in surplus values in life operations due to the development of stock market. The result was negatively effected by the deterioration in surplus value in life insurance operations, particularly during the fourth quarter.

The group's revenues, including change in surplus values, increased by 4 per cent. Excluding these changes, income rose by 33 per cent. This was due, among other things, to the upturn on the stock exchange in the early part of the year, as well as favourable new business for life insurance. Costs increased by 23 per cent.

At 31 December 2000, the SEB Group's total assets under management amounted to SEK 910 billion, of which BfG accounted for SEK 115 billion and Asset Management accounted for SEK 795 billion (SEK 702 billion). Of the latter amount, portfolio management accounted for SEK 343 billion (SEK 274 billion), traditional life insurance (including Codan) for SEK 255 billion (SEK 228 billion), mutual funds for SEK 136 billion (SEK 143 billion) and unit linked insurance for SEK 61 billion (SEK 57 billion). Assets under management increased by 13 per cent since year-end 1999.

SEB's share of Sweden's total savings market – mutual funds, unit-linked, traditional life insurance etc but excluding directly owned shares – at the end of 2000 was 19.2 per cent (21,5 per cent).

SEB participated in the premium pension selection process with 19 funds and obtained a market share of 4 per cent. This was below its own expectations and those of the market. One of the main reasons is considered to be that SEB's recently started mirror funds (identical to

funds outside PPM) did not show a historic return in PPM's fund catalogue which was an important factor when people made their choice.

SEB Invest & Fonder

SEB Invest & Funds (previously reported together with Private Banking under the designation of Asset Management) showed earnings improvement of 34 per cent to SEK 710 M (SEK 531 M).

Revenues rose by 28 per cent, mainly due to volume growth related to increased new business and the effects of the stock exchange upswing from the latter part of 1999 until the beginning of 2000. Previous investments in the Nordic region contributed a significant part of the revenue increase. Sales outside Sweden accounted for more than 50 per cent of total new business.

Costs rose by 25 per cent, mainly deriving from employee-related costs, as well as from investment in Denmark.

In November, SEB extended its range of funds with 10 external funds from six foreign managers.

SEB's share of new business in the Swedish mutual funds market amounted to 8.9 per cent (14.0 per cent) while its share of total fund assets in Sweden was 19.6 per cent (22.2 per cent).

In November, the rating institute Morningstar gave 14 of SEB's funds its highest rating – five stars – and 17 funds were awarded four stars. This makes SEB the manager with by far the most five- and four-star funds in the Swedish market.

During the year, a co-operation was started with BfG Invest over the management of some of their funds.

Private Banking

Within Private Banking, which consists of the Swedish operations SEB Enskilda Banken and the international operations SEB Private Bank, total result increased by 53 per cent to SEK 1,054 M. Both equity trading and long-term management developed very well with a good inflow of new customers. Assets under management from the existing customer base also showed very good growth.

The cost increases are mainly attributable to development of internet bank solutions for customers within International Private Banking and an increase in the number of jobs due to higher volumes and an enhanced level of service.

SEB Private Bank opened a new office in Geneva during the year, adding to its existing operations in Luxembourg and London.

SEB Trygg Liv

The market for single-premium endowment insurance remained strong although a decline was noted in the second half of the year. The main sales focus is on unit linked insurance which now represents 91 per cent (84 per cent) of total sales, including sales outside Sweden. SEB Trygg Liv is the second largest on the Swedish market for unit linked insurance with a market share of 19.5 per cent (21.6 per cent). In the total life insurance market, the market share was 14.9 per cent (16.1 per cent). To this could be added the sales of the endowment insurance Life Assurance Portfolio Bond, which was sold to the Swedish market by SEB

Trygg Life in Ireland, and thus not included in the Swedish market statistics. Sales of the Portfolio Bond amounted to SEK 1,042 M.

Other operating income, i.e. mainly unit-linked insurance increased by 37 per cent. However, the change in surplus value in life operation was considerably lower than last year. This is due to the negative financial effects that arise due to the development on the stock market. In 1999, the financial effects gave a positive effect of SEK 748 M. In 2000, the development of the stock market gave a negative effect of SEK 814 M. As a consequence total income decreased by 28 per cent.

To match the growth costs rose by 21 per cent, mostly in the form of costs for increased sales.

Total result thus decreased from SEK 1,381 M to SEK 353 M. The decrease though is less than the negative impact of the financial effects. Total result before the negative effects would have meant a result in 1999 of SEK 633 M that would have risen to SEK 1,167 M in 2000 – all other things equal.

Extensive work was carried out during the year to develop concepts and products in the welfare and financial security segments, as a complement to state financed insurance. For example, building starts were decided for sheltered housing for elderly policyholders, beginning in Halmstad. In the corporate sector, SEB Trygg Liv has acquired a prominent role in the "Modern Lön" (modern salary) scheme, which was launched during the year – a company solution based on employees waiving part of gross salary in favour of other benefits, occupational pension, etc.

BfG

BfG:s normal operational result as it is consolidated in the SEB Group was EUR 81 M, equal to SEK 681 M. Furthermore BfG reported a one-off item in net result of financial transactions of EUR 27 M, equal to SEK 230 M. Thus, BfG reported a total result in accordance with Swedish accounting principles of EUR 108 M equal to SEK 911 M.

The activities of BfG in 2000 were characterised by substantial restructuring aimed at increasing the bank's profitability. At the end of the year, BfG was well ahead of its restructuring targets. The staff has been reduced by 660 employees. Risk-weighted assets have been reduced by EUR 4,9 billion to EUR 18,7 billion, -21 per cent. The return on equity (after Swedish standard tax) based on the capital at the end of 2000 was 4.5 per cent.

Among the strategic divestitures was the closure of Deutsche Handelsbank (DHB) as well as the sale of Deutsche Structured Finance (DSF), Manic and BfG Leasing. Former Skandinaviska Enskilda Banken AG became a wholly owned BfG subsidiary at year-end 2000. BfG Bank Luxembourg S.A., BfG's Luxembourg investment subsidiary, was sold to SEB with a view to merging the group's Luxembourg-based operations. Extensive actions were taken to restructure the balance sheet. The net consequences of all these actions were accounted for in connection with establishing the purchase accounting and determining the negative goodwill. The reported result in Euro for BfG is summarised in appendix 3, which also contains a detailed calculation and allocation of the negative goodwill.

The bank continued its multi-channel approach in 2000. An agreement providing for extensive co-operation was signed at year-end 2000 with the Cologne-based Gerling group, a major player in Germany's insurance market.

Internet banking was the fastest growing of all the bank's various distribution channels. The number of e-banking clients more than doubled to 147,000.

In November, the bank launched online broker SEBdirect. An exclusive co-operation agreement with www.wallstreet-online, the German web's leading provider of financial information was signed in December.

Net inflow in BfG Invest funds continued in the fourth quarter totalling EUR 607 M at year-end. Institutional funds had a net outflow of EUR 801 M. BfG ImmoInvest had net inflows of EUR 51 M. Its open-ended real estate fund continued its success story in 2000. The fund was awarded first place in the Standard & Poor's Micropal Analysis for its five- and ten-year performance. In total, The BfG Group had EUR 13 billion (approximately SEK 115 billion) in assets under management at year-end.

Among more than fifty competing companies for the European Quality Award in 2000, BfG was the first European bank to be awarded as one of the nine finalists of the contest.

BfG is set to change its name to SEB AG at the beginning of the second quarter of 2001. The cost of approximately EUR 80 M will be accounted for in the restructuring reserve. The bank will continue to focus on asset management and Internet banking. Necessary preparations to gear up for the reform of the German pension system in 2002 will be made in 2001.

The reserves emanating from the allocation of the negative goodwill is on SEB Group level only. The local result will be providing for the cost of restructuring as they appear. Thus, the local result in accordance with German accounting principles will differ from the impact BfG will have for the result of the SEB Group.

Other activities

This group includes Enskilda Securities, SEB Kort and the Baltic business area. The latter comprises three subsidiary banks, Eesti Ühispank, Estonia, Latvijas Unibanka, Latvia and Vilniaus Bankas, Lithuania.

Enskilda Securities – improvement in results and strengthened positions

Throughout the year, the stock market was characterised by increased turnover and big and fast price fluctuations, which created good business opportunities for the market players. In addition, Enskilda Securities consolidated its position in the market, which taken together led to a clear increase in income. The first quarter distinguished itself through strongly rising stock prices, particularly for IT and telecom shares. The business climate was therefore particularly good during the first quarter, which had a positive impact upon Enskilda Securities' income as regards commissions, trading, Initial Public Offerings (IPOs) and new share issue activities. Stock prices dropped very sharply during the second and third quarters, which led to tougher conditions for Enskilda Securities, particularly as regards IPOs and new share issues.

The strengthened position is the result of investments in the most important competitive means – the employees and the infrastructure. The number of qualified employees increased substantially and some key recruitments were made. Investments have been made to enhance the internal support processes and the system environment.

Equity turnover on all the Nordic stock exchanges rose by 66 per cent. Enskilda Securities is now the largest broker on the exchanges in Stockholm and Oslo and at the same time increasing its positions on the exchanges in Helsinki and Copenhagen.

Through the acquisition of the Norwegian company Orkla Finans (Fondsmegling) ASA from Orkla Finans ASA the largest Nordic investment bank was created. After the acquisition Enskilda Securities is owned to 22.5 per cent by Orkla Finans ASA and to 77.5 per cent by SEB.

In order to strengthen its position within the IT and telecom sector further and to be able to follow developments in the rapidly growing IT market in California, Enskilda Securities established an office in San Francisco. Furthermore, a corporate finance function was set up at the Frankfurt office for the purpose of bolstering Enskilda Securities' possibilities to participate as an adviser in connection with business transactions between German and Nordic companies and to participate in market introductions in "Neuer Markt", for example.

Enskilda Law (legal advice focusing on corporate finance transactions), Capital Management and the Moscow office were closed during the year.

The result was Enskilda Securites best so far: SEK 1,095 M, an increase of 85 per cent (58 per cent excluding Orkla Enskilda Securities).

Enskilda Securities' income increased by 59 per cent, or with 32 per cent if Orkla Enskilda Securities is excluded. The high increase was especially due to strongly rising commission income and fees from mergers and acquisitions. Just below 50 per cent of the secondary commission comes from trades in IT- and telecom shares, compared to 30 per cent in 1999. The total equity turnover in Enskilda Securities was 122 per cent higher in 2000 than last year.

Costs rose by 49 per cent including Orkla Enskilda Securities (and with 24 per cent when excluding this acquisition). The cost increase was chiefly due to acquisition costs relating to Orkla Finans (Fondsmegling) ASA, new recruitment, IT investments, higher business volume and higher performance-related compensation. The underlying cost increase was 13 per cent. The average number of employees changed from 420 to 543, of which Orkla Enskilda Securities 87 employees.

SEB Kort - increased usage of cards

Use and interest in cards for payment further increased during 2000 in the Nordic region. This was apparent from the increased number of cards and from higher average volume per card. At year-end 2000, there was a total of about 2.4 million cards issued to customers. In total, SEB Kort has contracts with about 155,000 sales outlets in the Nordic region. Sales in 2000 amounted to SEK 124 billion.

Several new products and services were launched during the year. The Pregos travel concept, aimed at companies, was introduced in Norway. A new reward program, aimed at creating added value for the customers, include loyalty and stimulate sales, was launched in Finland. The service offering on the Internet was expanded and private customers can now view their transactions already prior to invoicing. Central acquiring was started in Sweden, which means that SEB Kort can now offer large companies with operations in several countries, central payment of card transactions also outside the Nordic region.

Issue of MasterCard was started in Finland, which means that SEB Kort is now the issuer of this card in all Nordic countries.

At year-end, SEB Kort was incorporated and thereby became a wholly owned subsidiary of SEB. The newly formed company is responsible for card management within the SEB Group.

The aim with the change is to give the card operations a more distinct profile, and better conditions to meet the growing customer demand on the market.

Total result improved 17 per cent to SEK 450 M (SEK 385 M). Revenues rose 3 per cent, due to increased card and redemption volumes. Costs declined 4 per cent, due mainly to lower IT and marketing expenses.

Credit losses rose 23 per cent to SEK 69 M (SEK 56 M), The increase is due to the introduction of new products and an increase in fraud. Despite the increase, the losses are low in an international comparison.

The Baltic Region – consolidation of banks

During the third quarter, SEB offered to acquire all shares outstanding in the three Baltic banks. At year-end, SEB held 96.2 per cent of the shares in Eesti Ühispank, Estonia, and 98.5 per cent of Latvijas Unibanka, Latvia, and Vilniaus Bankas, Lithuania.

The total result for the business area was SEK 325 M (SEK 170 M). Eesti Ühispank and Latvijas Unibanka were consolidated for the full year. Vilniaus Bankas was consolidated as of 1 October and is therefore reported as a participation in earnings for the first nine months of the year. Pro forma accounts, with consolidation of all three banks during the year, show an improvement of the business area of 17 per cent. Total volume of deposits for the three banks rose 39 per cent to SEK 18 billion, while total lending volume increased 10 per cent to SEK 15 billion.

All three Baltic banks have aggressive electronic banking strategies. Eesti Ühispank reported a steady growth of Internet customers, numbering 75,000 by year-end. Latvijas Unibanka´s Internet service had more than 25,000 users. Vilniaus Bankas, where Internet banking was introduced in September 2000, approximately 14,000 customers, far more than the target of 3,000 customers.

SEB e-banking – European expansion

By year-end, SEB had a total of 800,000 e-banking customers in six countries: Sweden, Germany, Denmark, Estonia, Latvia and Lithuania compared with 390,000 by year-end 1999. In the beginning of 2001, SEB introduced its combined e-bank and e-broker according to SEB's pan-European model in the UK. A launch in Norway will follow later this spring.

The majority of the new e-banking customers came from countries other than Sweden. However, the influx of customers in Sweden is still high. During 2000, the number of e-banking customers increased by 170,000, to 540,000, which corresponds to a customer base penetration of 31 per cent.

In Germany, BfG is undergoing rapid transformation to an e-centric bank. In 2000, the number of e-banking customers has increased from 65,000 to 147,000 (and to 150,000 by the end of January 2001). At the end of October an electronic brokerage service was launched on the German market under the trademark SEBdirect.

In Denmark, SEB launched its pan-European e-banking model in April and at year-end had 8,000 e-banking customers. The three subsidiaries in the Baltic States are focusing aggressively on e-banking and combined has 115,000 e-banking customers at year-end.

On the corporate side SEB focuses on a synchronisation and further development of its e-banking services by co-ordinating old mainframe computer-based solutions for large corporate clients with the Internet Office for companies. Through a corporate portal on

www.seb.se the corporate customers will be offered relevant financial information, while at the same time getting access to SEB's electronic supply of services, including Trading Station and Trade Finance.

Total costs for e-banking amounted to SEK 1,268 M, of which SEK 322 M have been carried by the various business areas; SEK 946 M are costs and investments that are expensed and carried centrally by the Group.

The newly formed SEB e-invest has investments of more than SEK 600 M in seven companies. The largest investments refer to Self Trade/Direkt Anlage Bank (SEK 210 M) and b-business partners (SEK 296 M).

The investments in Direkt Anlage Bank, which is locked in for a specified period and with special terms, had a market value of approximately SEK 795 M at year-end 2000, while book value was SEK 210 M.

The SEB Group

Operational Profit & Loss Account

SEK M	2000	1999	Change per cent
Net interest income	11,616	6,858	69
Net commission income	13,846	8,317	66
Net result of financial transactions	3,552	2,034	75
Other operating income	3,644	2,327	57
Change in surplus value in life insurance operations	337	1,502	-78
Total income	**32,995**	**21,038**	**57**
Staff costs	-12,761	-8,419	52
Pension compensation	943	873	8
Other operating costs	-8,751	-5,743	52
Depreciations	-1,763	-1,175	50
Total costs	**-22,332**	**-14,464**	**54**
Net credit losses etc	-890	289	
Net result from associated companies	95	116	-18
Operating profit from non-life insurance operations	212	518	-59
Total result	**10,080**	**7,497**	**34**
Taxes	-2,856	-1,355	111
Taxes on change in surplus values	-94	-421	-78
Minority interests	-245	-56	
Total result after tax	**6,885**	**5,665**	**22**

As of the first quarter of 2000, SEB is following the Swedish Financial Supervisory Authority's guidelines and recommendations that will become effective in 2001. Consequently, SEB presents a profit and loss account in which results from the banking and insurance operations are reported separately. In addition, SEB is presenting an operational profit and loss account

SEB Group

Key figures

	2000	1999
Return on equity, %	16.9	14.6
Return including change in surplus values, %	16.5	17.2
Earnings per share, SEK	9.43	6.96
Earnings per share (Total result after tax), SEK	9.77	8.60
Income/cost ratio, SEB Group	1.48	1.45
Income/cost ratio, banking operations	1.42	1.30
Cost/income ratio, SEB Group	0.68	0.69
Cost/income ratio, banking operations	0.70	0.77
Lending loss level, %	0.12	-0.09
Provision ratio for doubtful claims, %	49.1	59.6
Level of doubtful claims, %	1.35	0.82
Total capital ratio, %	10.76	14.62
Core capital ratio, %	7.37	10.80

The SEB Group

Operational Profit & Loss Account, quarterly performance

SEK M	2000:4	2000:3	2000:2	2000:1	1999:4
Net interest income	2,898	2,849	2,986	2,883	1,769
Net commission income	3,507	3,400	3,237	3,702	2,562
Net result of financial transactions	1,294	786	572	900	865
Other operating income	598	394	1,367	1,285	517
Change in surplus values in life insurance operations	-269	179	-46	473	856
Total income	**8,028**	**7,608**	**8,116**	**9,243**	**6,569**
Staff costs	-3,391	-3,072	-3,087	-3,211	-2,599
Pension compensation	227	226	319	171	452
Other operating costs	-2,847	-1,891	-2,095	-1,918	-1,578
Depreciations	- 508	- 409	- 419	-427	-332
Total costs	**-6,519**	**-5,146**	**-5,282**	**-5,385**	**-4,057**
Net credit losses etc	- 112	- 247	- 250	-281	58
Net result from associated companies	20	23	22	30	33
Operating profit from non-life insurance operations	43	36	81	52	32
Total result	**1,460**	**2,274**	**2,687**	**3,659**	**2,635**

The SEB Group

Operational Profit & Loss Accounts by main group

January-December 2000, SEK M	Nordic Banking	Asset Management & Life	BfG 1)	Other Activities	Joint Group Activities & Eliminations	SEB Group
Net interest income	7,276	450	4,360	594	-1,064	11,616
Net commission income	3,699	4,098	1,908	4,479	-338	13,846
Net result of financial transactions	2,021	96	385	839	211	3,552
Other income	784	889	324	281	1,366	3,644
Change in surplus values insurance operations in life		337				337
Total income	**13,780**	**5,870**	**6,977**	**6,193**	**175**	**32,995**
Staff costs	-4,198	-1,813	-2,812	-2,561	-1,377	-12,761
Pension compensation	548	114		43	238	943
Other operating costs	-3,465	-1,937	-2,155	-1,413	219	-8,751
Depreciations	-149	-113	-380	-329	-792	-1,763
Total costs	**-7,264**	**-3,749**	**-5,347**	**-4,260**	**-1,712**	**-22,332**
Net credit losses etc	-191	4	-730	-120	147	-890
Net result from associated companies		-8	11	57	35	95
Operating profit from non-life insurance operations					212	212
Total result	**6,325**	**2,117**	**911**	**1,870**	**-1,143**	**10,080**

1) Including a positive one-time item of SEK 230 M

Nordic Banking

SEK M	2000	1999	Change per cent
Net interest income	7,276	7,062	3
Net commission income	3,699	2,978	24
Net result of financial transactions	2,021	1,028	97
Other operating income	784	447	75
Total income	**13,780**	**11,515**	**20**
Staff costs	-4,198	-4,036	4
Pension compensation	548	459	19
Other operating costs	-3,465	-3,397	2
Depreciations	-149	-139	7
Total costs	**-7,264**	**-7,113**	**2**
Net credit losses	-191	256	-175
Total result	**6,325**	**4,658**	**36**
Allocated capital	17,921	18,237	
Return on allocated capital	25.4	18.4	

Retail Distribution

SEK M	2000	1999	Change per cent
Net interest income	4,446	3,812	17
Net commission income	1,922	1,619	19
Net result of financial transactions	98	108	-9
Other operating income	352	287	23
Total income	**6,818**	**5,826**	**17**
Staff costs	-2,156	-2,123	2
Pension compensation	366	338	8
Other operating costs	-2,170	-2,057	5
Depreciations	-52	-46	13
Total costs	**-4,012**	**-3,888**	**3**
Net credit losses	-147	-186	-21
Total result	**2,659**	**1,752**	**52**
Allocated capital	8,225	7,841	
Return on allocated capital	23.3	16.1	

Merchant Banking

SEK M	2000	1999	Change per cent
Net interest income	2,561	3,062	-16
Net commission income	1,076	798	35
Net result of financial transactions	1,875	879	113
Other operating income	617	302	104
Total income	**6,129**	**5,041**	**22**
Staff costs	-1,877	-1,781	5
Pension compensation	155	105	48
Other operating costs	-1,250	-1,281	-2
Depreciations	-94	-92	2
Total costs	**-3,066**	**-3,049**	**1**
Net credit losses	-44	442	-110
Total result	**3,019**	**2,434**	**24**
Allocated capital	9,404	10,151	
Return on allocated capital	23.1	17.3	

Securities Services

SEK M	2000	1999	Change per cent
Net interest income	281	200	41
Net commission income	701	561	25
Net result of financial transactions	48	41	17
Other operating income	27	19	42
Total income	**1,057**	**821**	**29**
Staff costs	-151	-126	20
Pension compensation	25	16	56
Other operating costs	-267	-225	19
Depreciations	-3	-1	200
Total costs	**-396**	**-336**	**18**
Total result	**661**	**485**	**36**

Asset Management & Life

SEK M	2000	1999	Change per cent
Net interest income	450	314	43
Net commission income	4,098	3,054	34
Net result of financial transactions	96	83	16
Other operating income	889	702	27
Change in surplus value in life insurance operations	337	1,502	-78
Total income	**5,870**	**5,655**	**4**
Staff costs	-1,813	-1,560	16
Pension compensation	114	88	30
Other operating costs	-1,937	-1,482	31
Depreciations	-113	-93	22
Total costs	**-3,749**	**-3,047**	**23**
Net credit losses	4	-1	
Net result from associated companies	-8	-7	14
Total result	**2,117**	**2,600**	**-19**
Allocated capital [1]	8,000	7,000	
Return on allocated capital	19.1	26.7	

1) incl allocated goodwill

SEB Invest & Fonder

SEK M	2000	1999	Change per cent
Net interest income	3	-10	-130
Net commission income	1,815	1,411	29
Net result of financial transactions	7	14	-50
Other operating income	16	22	-27
Total income	**1,841**	**1,437**	**28**
Staff costs	-626	-549	14
Pension compensation	43	36	19
Other operating costs	-517	-367	41
Depreciations	-31	-26	19
Total costs	**-1,131**	**-906**	**25**
Net credit losses			
Total result	**710**	**531**	**34**

Private Banking

SEK M	2000	1999	Change per cent
Net interest income	397	293	35
Net commission income	1,683	1,228	37
Net result of financial transactions	80	60	33
Other operating income	29	22	32
Total income	**2,189**	**1,603**	**37**
Staff costs	-641	-525	22
Pension compensation	71	52	37
Other operating costs	-548	-429	28
Depreciations	-21	-12	75
Total costs	**-1,139**	**-914**	**25**
Net credit losses	4	-1	
Total result	**1,054**	**688**	**53**

SEB Trygg Liv

SEK M	2000	1999	Change per cent
Net interest income	50	31	61
Net commission income	44	30	47
Net result of financial transactions	9	9	
Other operating income	1,478	1,102	34
Change in surplus value in life insurance operations	337	1,502	-78
Total income	**1,918**	**2,674**	**-28**
Staff costs	-546	-486	12
Other operating costs	-950	-745	28
Depreciations	-61	-55	11
Total costs	**-1,557**	**-1,286**	**21**
Net result from associated companies	-8	-7	14
Total result	**353**	**1,381**	**-74**

BfG*

SEK M	2000
Net interest income	4,360
Net commission income	1,908
Net result of financial transactions [1]	155
Other operating income	324
Total income	**6,747**
Staff costs	-2,812
Other operating costs	-2,155
Depreciations	-380
Total costs	**-5,347**
Net credit losses	-730
Net result from associated companies	11
Total result [1]	**681**
Capital at year end	11,000
Return on year end capital, %	4.5

*) No comparable figures for 1999 as BfG was acquired in 2000

1) Excluding positive one-time item of SEK 230 M

Other activities

SEK M	2000	1999	Change per cent
Net interest income	594	285	108
Net commission income	4,479	2,852	57
Net result of financial transactions	839	571	47
Other operating income	281	287	-2
Total income	**6,193**	**3,995**	**55**
Staff costs	-2,561	-1,695	51
Pension compensation	43	34	26
Other operating costs	-1,413	-1,067	32
Depreciations	-329	-130	153
Total costs	**-4,260**	**-2,858**	**49**
Net credit losses	-120	-101	19
Net result from associated companies	57	111	-49
Total result	**1,870**	**1,147**	**63**
Allocated capital	3,179	1,943	
Return on allocated capital	42.4	42.5	

Enskilda Securities

SEK M	2000	1999	Change per cent
Net interest income	-166	-51	
Net commission income	2,977	1,627	83
Net result of financial transactions	675	546	24
Other operating income	128	157	-18
Total income	**3,614**	**2,279**	**59**
Staff costs	-1,844	-1,266	46
Other operating costs	-595	-403	48
Depreciations	-93	-25	
Total costs	**-2,532**	**-1,694**	**49**
Net credit losses	13	7	86
Total result	**1,095**	**592**	**85**

SEB Kort

SEK M	2000	1999	Change per cent
Net interest income	132	152	-13
Net commission income	1,169	1,120	4
Net result of financial transactions	1	-10	-110
Other operating income	72	66	9
Total income	**1,374**	**1,328**	**3**
Staff costs	-349	-314	11
Pension compensation	40	34	18
Other operating costs	-509	-570	-11
Depreciations	-37	-37	
Total costs	**-855**	**-887**	**-4**
Net credit losses	-69	-56	23
Total result	**450**	**385**	**17**

Baltic Region

SEK M	2000	1999	Change per cent
Net interest income	628	184	
Net commission income	333	105	
Net result of financial transactions	163	35	
Other operating income	81	64	27
Total income	**1,205**	**388**	
Staff costs	-368	-115	
Pension compensation	3		
Other operating costs	-309	-94	
Depreciations	-199	-68	193
Total costs	**-873**	**-277**	
Net credit losses	-64	-52	23
Net result from associated companies	57	111	-49
Total result	**325**	**170**	**91**

The SEB Group

Balance sheet

SEK M	31 December 2000	31 December 1999	Change per cent
Lending to credit institutions	164,673	103,521	59
Lending to the public	605,759	342,907	77
Interest-bearing securities	158,047	93,532	69
- Financial fixed assets	*4,736*	*3,396*	*39*
- Financial current assets	*153,311*	*90,136*	*70*
Shares and participations	8,688	8,128	7
Assets used in the insurance operations	71,749	67,146	7
Other assets	113,894	95,021	20
Total assets	**1,122,810**	**710,255**	**58**
Liabilities to credit institutions	217,364	117,774	85
Deposits and borrowing from the public	419,887	229,534	83
Securities issued, etc	199,103	122,143	63
Liabilities of the insurance operations	66,932	63,198	6
Other liabilities and provisions	146,505	118,718	23
Subordinated liabilities	31,410	25,882	21
Shareholders' equity	41,609	33,006	26
Total liabilities and shareholders' equity	**1,122,810**	**710,255**	**58**

The SEB Group

Problem loans and seized assets

SEK M	31 December 2000	31 December 1999
Doubtful claims	16,437	6,988
Provision for possible lending losses	-8,072	-4,164
Doubtful claims, net	**8,365**	**2,824**
Claims subject to interest reduction	308	352
Total volume of problem loans	**8,673**	**3,176**
Level of doubtful claims	**1.39**	**0.82**
(Doubtful claims (net) in relation to lending and leasing (net) at end of period, per cent)		
Provision ratio for doubtful claims	**49.1**	**59.6**
(Reserve for possible lending losses in relation to doubtful claims (gross), per cent)		
Pledges taken over		
Buildings and land	105	82
Shares and participations	109	544
Total volume of pledges taken over	**214**	**626**

The soft loans of the Group are included among claims subject to interest reduction.

The shortfall in income due to interest deferments was SEK 9 M (SEK 56 M), while unpaid interest on non-performing loans amounted to SEK 271 M (SEK 227 M).

On 31 December 2000, the Group had SEK 107 M (SEK 249 M) in non-performing loans in Sweden on which interest income was reported. These loans are not included among the problem loans, since the corresponding collateral covers both interest and principal.

The SEB Group

Derivative contracts

31 December 2000	Contracts on the asset side		Contracts on the liability side	
SEK M	Book value	Market value	Book value	Market value
Interest-related	19,579	19,579	20,341	20,341
Currency-related	42,885	44,602	38,240	41,299
Equity-related	1,350	1,350	876	876
Other	9	9	7	7
Total	**63,823**	**65,540**	**59,464**	**62,523**

On 31 December 2000 the notional value of the Group's derivatives contracts amounted to SEK 4,285 billion (SEK 3,887 billion on 31 December 1999).

The book value of derivatives instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations which is the object of hedge accounting.

The SEB Group

Cash flow analysis

SEK M	2000	1999
Cash flow, current operations	10,795	-7,580
Changes in assets, current operations	-36,262	-11,130
Changes in liabilities, current operations	27,113	34,511
Cash flow, current operations	**1,646**	**15,801**
Cash flow, investment activities	**41,291**	**5,540**
Cash flow, financing activities	**-20,630**	**-12,721**
Cash flow	**22,307**	**8,620**
Liquid funds at beginning of year	24,225	15,605
Cash flow	22,307	8,620
Liquid fund at end of year	**46,532**	**24,225**

The SEB Group

Statistical Profit & Loss Account

SEK M	2000	1999	Change per cent
Income			
Interest income	*51,196*	*26,124*	*96*
Interest costs	*-39,640*	*-19,299*	*105*
Net interest income	11,556	6,825	69
Dividends received *)	877	211	
Commission income	*15,132*	*9,283*	*63*
Commission costs	*-1,669*	*-1,208*	*38*
Net commission income [1]	13,463	8,075	67
Net result of financial transactions [2]	3,544	2,025	75
Other operating income	2,208	1,662	33
Income from banking operations	**31,648**	**18,798**	**68**
Costs			
Staff costs	-12,234	-7,969	54
General administrative costs	-5,985	-3,913	53
Depreciation and write-downs of tangible and intangible fixed assets	-1,703	-1,120	52
Other operating costs	-2,360	-1,487	59
Costs from banking operations	**-22,282**	**-14,489**	**54**
Profit/loss from banking operations before credit losses	**9,366**	**4,309**	**117**
Net credit losses [3]	-858	207	
Change in value of seized assets	43	111	-61
Write-down of financial fixed assets	-75	-29	159
Net result from associated companies	104	116	-10
Operating profit from banking operations	**8,580**	**4,714**	**82**
Operating profit from insurance operations [4]	220	408	-46
Operating profit	**8,800**	**5,122**	**72**
Pension compensation	943	873	8
Taxes	-2,856	-1,355	111
Minority interests	-245	-56	
Net profit for the year	**6,642**	**4,584**	**45**

*) Including an extra dividend of SEK 440 M from Svensk Exportkredit and SEK 134 M from equity holdings within Merchant Banking.

1) Net commission income			
Payment commissions	2 424	1 863	30
Securities commissions	8 137	5 066	61
Other commissions	2 902	1 146	153
Total	**13 463**	**8 075**	**67**

2) Net result of financial transactions

SEK M	2000	1999	Change per cent
Shares/participations	-44	963	-105
Interest-bearing securities	413	-276	
Other financial instruments	1,693	819	107
Realised result	**2,062**	**1,506**	**37**
Shares/participations	-451	291	
Interest-bearing securities	105	142	-26
Other financial instruments	493	-1,039	-147
Unrealised value changes	**147**	**-606**	**-124**
Exchange rate fluctuations	**1,360**	**1,130**	**20**
Redemption of bonds, SEB BoLån	**-25**	**-5**	
Total	**3,544**	**2,025**	**75**

3) Net credit losses

A. Individually appraised receivables:			
Reported write-down, incurred losses	-3,496	-448	
Reversal of previous provisions for possible losses, reported as incurred losses in current year's accounts	2,569	339	
Reported provision for possible losses	-1,552	-854	82
Recovered from losses incurred in previous years	612	200	
Reversal of previous provisions for possible losses	638	483	32
Reported net cost for individually appraised receivables	**-1,229**	**-280**	
B. Receivables appraised by category:			
Reported write-down, incurred losses	-57	-86	-34
Reported provision for possible losses	-8	-31	-74
Recovered from losses incurred in previous years	24	35	-31
Withdrawal from reserve for lending losses		31	-100
Reported net cost for receivables appraised by category	**-41**	**-51**	**-20**
C. Allocation to/withdrawal from reserve for political risks abroad	**363**	**440**	**-18**
D. Contingent liabilities	**49**	**98**	**-50**
Total	**-858**	**207**	

4) Operating profit from insurance operations

Non-life operations	212	518	-59
Life operations	8	-110	-107
Total	**220**	**408**	**-46**

Skandinaviska Enskilda Banken

Profit & Loss Account

SEK M	2000	1999	Change per cent
Income			
Interest income	*27,250*	*19,791*	*38*
Leasing income	*459*	*254*	*81*
Interest costs	*-22,879*	*-15,016*	*52*
Net interest income [1]			
Dividends received	2,157	4,241	-49
Commission income	*6,958*	*5,752*	*21*
Commission costs	*-1,000*	*-987*	*1*
Net commission income [2]	5,958	4,765	25
Net result of financial transactions [3]	2,298	1,343	71
Other operating income	1,990	1,541	29
Total income	**17,233**	**16,919**	**2**
Costs			
Staff costs	-6,470	-5,875	10
Other administrative expenses	-3,985	-4,384	-9
Depreciation and write-downs of tangible and intangible fixed assets	-317	-266	19
Other operating costs	-1,282	-1,487	-14
Total costs	**-12,054**	**-12,012**	**0**
Profit/loss before credit losses	**5,179**	**4,907**	**6**
Net credit losses [4]	144	415	-65
Change in value of seized assets	-8	-10	-20
Write-down of financial fixed assets	-658	-3,057	-78
Operating profit	**4,657**	**2,255**	**107**
Pension provision	943	873	8
Other appropriations*	-2,307	-1,863	24
Taxes [5]	-472	-68	
Net profit for the year	**2,821**	**1,197**	**136**

*) Group contributions reported directly against equity

1) Net interest income			
Interest income	27,250	19,791	38
Leasing income	459	254	81
Interest costs	-22,879	-15,016	52
Leasing depreciation	-148	-94	57
Total	**4,682**	**4,935**	**-5**

2) Net commission income

SEK M	2000	1999	Change per cent
Payment commissions	1,416	1,332	6
Securities commissions	3,580	2,695	33
Other commissions	962	738	30
Total	**5,958**	**4,765**	**25**

3) Net result of financial transactions

Shares/participations	65	4	
Interest-bearing securities	394	-256	
Other financial instruments	725	1,009	-28
Realised result	**1,184**	**757**	**56**
Shares/participations	-15	-23	-35
Interest-bearing securities	-199	105	
Other financial instruments	211	-539	-139
Unrealised value changes	**-3**	**-457**	**-99**
Exchange rate fluctuations	**1,117**	**1,043**	**7**
Total	**2,298**	**1,343**	**71**

4) Net credit losses

A. Individually appraised receivables			
Reported write-down, incurred losses	-1,420	-289	
Reversal of previous provisions for possible losses reported as incurred losses in current period's accounts	1,295	257	
Reported provision for possible losses	-520	-577	-10
Recovered from losses incurred in previous years	372	116	
Reversal of previous provisions for possible losses	164	394	-58
Reported net cost for individually appraised receivables	**-109**	**-99**	**10**
B. Receivables appraised by category			
Reported write-down, incurred losses	-52	-52	
Reported provision for possible losses	-4	-12	-67
Recovered from losses incurred in previous years	22	26	-15
Withdrawal from provision for lending losses		14	-100
Reported net cost for receivables appraised by category	**-34**	**-24**	**42**
C. Allocation to/withdrawal from reserve for political risks abroad	**279**	**440**	**-37**
D. Contingent liabilities	**8**	**98**	**-92**
Total	**144**	**415**	**-65**

SEB Group Bridge between Statutory and Operational accounts

Statutory Profit & Loss Accounts / Operational Profit & Loss Accounts

SEK M	January-December 2000	SEB Trygg Liv	Internal transactions bank-insurance	Reclassification	January-December 2000	SEK M
Net interest income	11,556	60			11,616	Net interest income
Dividends received	877			-877		
Net commission income	13,463		383		13,846	Net commission income
Net result of financial transactions	3,544	8			3,552	Net result of financial transactions
Other operating income	2,208	1,480	-921	877	3,644	Other operating income
				337	337	Change in surplus value in life insurance operations
Income from banking operations	**31,648**	**1,548**	**-538**	**337**	**32,995**	**Total income**
Staff costs	-12,234	-540	13		-12,761	Staff costs
				943	943	Pension compensation
General administrative costs	-5,985	-664		6,649		
Depreciation and write-downs of tangible and intangible fixed assets	-1,703	-60			-1,763	Depreciations
Other operating costs	-2,360	-267	525	-6,649	-8,751	Other operating costs
Costs from banking operations	**-22,282**	**-1,531**	**538**	**943**	**-22,332**	**Total costs**
Profit/loss from banking operations before credit losses	**9,366**					
Net credit losses	-858			-32	-890	Net credit losses etc
Change in value of seized assets	43			-43		
Write-down of financial fixed assets	-75			75		
Net result from associated companies	104	-9			95	Net result from associated companies
Operating profit from banking operations	**8,580**					
Operating profit from insurance operations	220	-8			212	Operating profit from non-life insurance operations
Operating profit	**8,800**	**0**	**0**	**1,280**	**10,080**	**Total result**
Pension compensation	943			-943		
Taxes	-2,856				-2,856	Taxes
				-94	-94	Taxes on change in surplus values
Minority interests	-245				-245	Minority interests
Net profit for the year	**6,642**	**0**	**0**	**243**	**6,885**	**Total result after tax**

The SEB Group

Operational Profit & Loss Account, comparable entities *)

SEK M	As reported 2000	Adjusted 2000	Adjusted 1999	Change per cent
Net interest income	11,616	7,148	6,674	7
Net commission income	13,846	11,006	8,212	34
Net result of financial transactions	3,552	3,004	1,999	50
Other operating income	3,644	1,549	1,315	18
Change in surplus value in life insurance operations	337	337	1,502	-78
Total income	**32,995**	**23,044**	**19,702**	**17**
Staff costs	-12,761	-9,355	-8,304	13
Pension compensation	943	943	873	8
Other operating costs	-8,751	-6,188	-5,649	10
Depreciations	-1,763	-1,134	-1,107	2
Total costs	**-22,332**	**-15,734**	**-14,187**	**11**
Net credit losses	-890	-332	341	-197
Net result from associated companies	95	27	5	
Operating profit from non-life insurance operations	212	124	191	-35
Total result	**10,080**	**7,129**	**6,052**	**18**
Adjustment change in surplus value	-337	-337	-1,502	-78
Adjustment pension compensation	-943	-943	-873	8
Operating profit	**8,800**	**5,849**	**3,677**	**59**

*) The Group adjusted for BfG, The Baltic and Orkla Enskilda Securites as well as one-off items.

SEB Trygg Liv

SEB Trygg Liv focuses on the sale and administration of unit-linked insurance products and their equivalent for account of the traditional mutual life insurance business. From an accounting point of view, its business is separate from traditional banking activities. SEB Trygg Liv's accounts are presented in this Appendix according to generally accepted accounting standards within the insurance business.

SEB Trygg Liv reported a sales growth of 39 per cent (22 per cent) during the year. The Swedish market for single-premium endowment assurance remains strong although a slow-down was noted during the second half of the year. Most sales, 91 per cent (84 per cent) pertain to unit-linked insurance, of which 12 per cent (3 per cent) is attributable to sales through the subsidiary SEB Trygg Life (Ireland), primarily the investment product Life Assurance Portfolio Bond for the Swedish market.

Sales, i.e. new premiums and extra payments under existing insurance contracts, increased by SEK 3,442 M, or 39 per cent, to SEK 12,306 M (SEK 8,864 M). The share of insurance contracts with regular premiums was 17.3 per cent (17.7 per cent), including foreign sales. Premium income (premiums paid) rose 24 per cent to SEK 18,534 M (SEK 14,960 M). In total, assets under management increased by SEK 15 billion or 6.0 per cent to SEK 245 billion (SEK 230 billion) during the twelve-month period. The increase for unit-linked insurance was 5.5 per cent.

Revenues increased by 34 per cent as a result of primarily a higher premium volume during the period. Operating costs and other costs increased by SEK 259 M or 20 per cent, of which the main part is attributable to increased sales. The operating result, before change in surplus value, improved to a profit of SEK 16 M (loss: SEK 121 M).

The surplus value in life insurance operations is the present value of expected future profits from signed insurance contracts. The surplus value comprises unit-linked operations as well as commissioning agreements with traditional life insurance companies.

When determining the surplus value in the insurance portfolio an annual unit fund growth of 6 percent is assumed. A higher or lower growth rate than assumed will result in positive or negative financial effects when computing the current year change. In 2000, the overall growth in unit funds was –9 per cent (+30 per cent), thus resulting in negative financial effects of SEK –814 M (SEK 748 M).

Total result from operations improved by SEK 534 M or 84 per cent to SEK 1,167 M (SEK 633 M). Total result less current period financial effects was SEK 353 M (SEK 1,381 M).

Volumes, SEK M	**2000**	**1999**
Sales volume		
Traditional life insurance, regular premium 23 (23) %	1,163	1,450
Unit-linked insurance, regular premium 17 (17) %	11,143	7,414
	12,306	**8,864**
Premium income		
Traditional life insurance	4,840	5,184
Unit-linked insurance	13,694	9,776
	18,534	**14,960**
Savings stock		
Traditional life insurance	184,200	172,600
Unit-linked insurance	61,100	57,800
	245,300	**230,400**

Profit and loss account, SEK M	2000	1999
Administration agreements, traditional life insurance	349	338
Unit-linked insurance	1,070	745
Risk operations and other	162	101
Total income	**1,581**	**1,184**
Operating expenses	-1,707	-1,385
Capitalisation of acquisition costs	275	248
Goodwill and other	-133	-168
Total costs	**-1,565**	**-1,305**
Operating result	**16**	**-121**
Change in surplus values [1]	337	1,502
Total result	**353**	**1,381**
Total result excl financial effects included in net surplus value change	**1,167**	**633**
Expense ratio per cent [2]	9.2	9.3
Return on allocated capital after tax, per cent [3]		
Excluding financial effects in surplus value change	21.5	14.0
Including financial effects	6.5	30.6

Notes

[1] After deduction for change in capitalised acquisition costs

[2] Annual basis. Operating expenses as percentage of premiums earned

[3] Allocated capital SEK 3,900 (3,250) M

Calculation of surplus value and changes in surplus value

Surplus value in life insurance operations is calculated on the basis of assumptions regarding the future development of signed insurance contracts and a risk-adjusted discount rate. The most important assumptions are the following:

Discount rate	11 %
Return on capital, nominal assets	4 %
Return on capital, real assets	8 %
Surrender of contracts	5 %
Surrender of current premiums	5 %
Administrative expenses (Sweden only)	SEK 250/contract per year
Mortality	According to industry experience

Surplus value accounting

Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.

Result	2000		1999	
Change in surplus values		612		1 750
Deferred acquisition costs	-584		-459	
Depreciation	309		211	
		-275		-248
Reported change in surplus values		337		1 502

Balance of surplus value		2000		1999
(after deduction of capitalised acquisition costs)				
Opening balance at 1 January 2001		3,142		1,640
Current change of surplus values comprise				
Present values of new sales [1]		1,307		902
+Return on existing policies	574		349	
-Realised surplus value in existing policies	-729		-435	
=Change in present value of policies signed before the current period		-155		-86
Actual outcome compared with operative assumptions made [2]		354		186
Change in operative assumptions [3]		-80		
Current year change from operation		**1,426**		**1,002**
Capital return in excess of assumptions [4]		-814		748
Total change in surplus values before deduction of capitalised acquisition costs		**612**		**1,750**
Capitalised acquisition cost for the period		**-584**		**-459**
Amortization of capitalised acquisition cost for the period		309		211
Total reported change in surplus values [5]		337		1,502
Closing balance December 31 [6]		3,479		3,142

[1] Sales defined as new contracts and extra premiums on existing contracts

[2] The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist extensions of contracts as well as cancellations. However, the actual income and administrative expenses is included in full in the operating result.

[3] Subsidiary SEB Trygg Life (UK) is closed for new contracts and is being divested as planned. The assumed surrender rate has been changed from 5 to 7.5 per cent, with a nonrecurring negative effect of SEK 80 M.

[4] Assumed unit growth is 6 per cent. Actual for the year 2000 is –9 per cent compared to plus 30 per cent in 1999 resulting in the negative deviation of SEK 814 M.

[5] Prepaid acquisition costs are capitalised in the accounts and amortized over 5 years. Accordingly, the reported change in surplus values is adjusted by the net effect in the period.

[6] Estimated surplus value according to the above is not included in the statutory balance sheet.

BfG in SEB Group – Income Statement and Disposition of negative goodwill.

BfG Income Statement (adapted to Swedish Accounting Principles)

EUR M	Full Year 2000	Pro Forma Normalised Full Year 1999	Per quarter 2000 Q1	Q2	Q3	Q4	Normal quarter 2000
Interest net	516	579	128	142	126	120	129
Commissions	226	186	66	48	54	58	56
Net Financial Transactions, NTF	18	42	2	-4	10	10	5
Other income	39	53	13	7	14	5	10
Total income	**799**	**860**	**209**	**193**	**204**	**193**	**199**
Staff cost	-333	-369	-84	-87	-85	-77	-83
Other costs	-300	-330	-70	-80	-69	-81	-75
Total costs	**-633**	**-699**	**-154**	**-167**	**-154**	**-158**	**-158**
Credit losses	-87	-101	-36	-15	-18	-18	-22
Associated comp	2					2	
"Normal" Profit	**81**	**60**	**19**	**11**	**32**	**19**	**20**
One off items, NTF	27		18	9			
"External" Profit	**108**		**37**	**20**	**32**	**19**	

Allocation of negative goodwill and other reserves

The acquisition of BfG January 3, 2000 has given rise to a negative goodwill as the acquisition price was lower than the acquired equity capital. The reason for the existence of the negative goodwill is the expectations that the return of the acquired company is insufficient. Thus, actions will have to be taken to restore the long term earnings capacity.

The negative goodwill is EUR 382 M. In addition to that, there is a general reserve for bad debt of EUR 111 M and a general reserve for restructuring of EUR 83 M established by BfG before the acquisition. Thus, total reserves to be allocated are EUR 576 M.

During 2000, there has also been measures taken for restructuring of the balance sheet, i.e. by selling out subsidiaries, fixed assets and closing certain positions.

Available reserves at time of purchase	EUR M
Unallocated negative goodwill - opening balance	382
General reserve for credit-losses - opening balance	111
General restructuring reserves - opening balance	83
Total reserves to be allocated	**576**

Allocation and utilisation of reserves:	Opening Balance	Utilised 2000	Closing balance
Re-evaluation and restructuring of balance-sheet items	13,9	-3,9	10,0
General reserve for credit-losses	142,7	-30,4	112,3
Social Plan	90,1	-23,0	67,1
Reserve for restructuring	329,3	-55,2	274,1
Total	**576,0**	**-112,5**	**463,5**

The reserve for restructuring will cover the cost of a large number of projects identified during the strategic review of BfG

Those projects have been estimated to generate the following expenses (EUR M)

Restructuring of the retail segment	90
Brand name change	80
IT-structure and MIS	60
Relocation costs	40
Restructuring of subsidiaries	20
Other projects	40
	330

Of the EUR 330 M, EUR 55 M has been utilised during 2000 and 275 remains

Appendix no.4

Credit exposure by industry and sector, SEK M

	2000	%	*of which BfG*	%	1999	%
Companies and banks						
Banks	171,707	18.4	*69,546*	*19,9*	89,982	16.3
Finance and insurance	44,330	4.8	*8,664*	*2,5*	37,972	6.9
Property management	113,888	12.3	*62,896*)*	*17,9*	60,235	10.9
Wholesale & retailing, hotels and restaurants	38,649	4.2	*9,257*	*2,6*	27,890	5.1
Transportation incl. shipping	35,195	3.8	*1,203*	*0,3*	27,339	5.0
Other service sectors	24,977	2.7	*91*	*0,0*	22,191	4.0
Construction	10,110	1.1	*3,541*	*1,0*	6,553	1.2
Manufacturing	84,816	9.2	*10,447*	*3,0*	74,057	13.4
Other	87,829	9.5	*36,964*	*10,5*	45,107	8.2
	611,501	**66.0**	***202,609***	***57,7***	**391,326**	**71.0**
Public administration						
Municipalities. County Councils	16,235	1.8	-	-	14,395	2.6
Municipality-ownedcompanies	26,993	2.9	-	-	29,972	5.4
German communities and Counties	48,928	5.3	*48,924*	*13,9*	0	0.0
	92,156	**10.0**	***48,924***	***13,9***	**44,367**	**8.0**
Households						
Housing loans (first mortgage loans)	76,769	8.3	*9,331*	*2,7*	65,802	11.9
Other loans	130,879	14.1	*90,114*	*25,7*	36,366	6.6
	207,648	**22.4**	***99,445***	***28,4***	**102,168**	**18.5**
Not distributed by sector and industry	**15,141**	**1.6**	-	-	**13,776**	**2.5**
Total credit portfolio	**926,446**	**100**	*350,978*	*100*	**551,637**	**100**
Repos						
Credit institutions	36,193		-		44,927	
General public	53,159		-		24,034	
	89,352		-		**68,961**	

*) Of which SEK 28.7 billion within BfG Hypotekenbank. Of the remaining less than 15 per cent is in former East Germany

Exposure, geographically distributed, SEK M

Emerging Markets	Total	Of which BfG
Asia[1]	**4 581**	**488**
Hong Kong	1 141	79
China	917	279
Other specified countries[2]	1 964	39
Latin America[3]	**4 262**	**418**
Brazil	1 793	21
Eastern- and Central Europe[4]	**2 310**	**1 112**
Russia	1 070	425
Africa and Middle East[5]	**2 671**	**247**
Turkey	1 104	30
Total – gross	**13 824**	**2 265**
Provision	2 341	974
Total – net	**11 483**	**1 291**

1. Includes Hong Kong, China, India, Pakistan, Taiwan and Macao and not 2.
2. Includes Philippines, Malaysia, Thailand, Korea and Indonesia
3. Includes Brazil, Argentina, Mexico and Peru
4. Includes Russia, Estonia, Latvia, Lithuania, Poland, Czech Republic Slovakia, Romania, Hungary, Slovenia, Croatia, Kazakhstan and Ukraine
5. Includes Turkey, Iran, Saudi Arabia, Egypt, Israel, South Africa, Ethiopia and Algeria

CAPITAL BASE FOR THE SEB FINANCIAL GROUP OF UNDERTAKINGS

SEK M

	2000	
Shareholders' equity in the balance sheet	41 609	
./. Proposed dividend to be decided by the Annual General Meeting	-2 818	
./. Deductions from the financial group of undertakings	-1 219	1)
= Shareholders' equity in the capital adequacy	37 572	
Core capital contribution	1 766	
Minority interest	1 540	
./. Goodwill	-4 371	2)
= Core capital (tier 1)	36 507	
Dated subordinated debt	12 063	
./. Deductions for remaining maturity	-3 573	
Perpetual subordinated debt	17 698	
= Supplementary capital (tier 2)	26 188	
./. Deductions for investements in insurance companies	-8 772	3)
./. Deductions for other investements outside the financial group of undertakings	-619	
= Capital base	53 304	

To note:

Minority interest and goodwill is different between the balance sheet and the capital base due to the inclusion of companies in the capital adequacy calculation that are not consolidated in the Group's balance sheet, e.g. BOS S.A.

1) The deduction from shareholders equity in the consolidated balance sheet consists mainly of non-restricted equity in subsidiaries that are not consolidated in the financial group of undertakings (insurance companies).
2) Goodwill includes only goodwill from acquisitions of companies in the financial group of undertakings, i.e. not insurance companies.
3) Goodwill from acquisitions of insurance companies is deducted from the capital base.



File No. 82-3637.

Stockholm, 20 February 2001

PRESS RELEASE

SEB starts e-service company in Singapore – eAsiaFinance

SEB now capitalising on investments made in e-banking field

SEB is applying its e-banking experience in Sweden and several European countries to assist leading Asia banks in developing e-banking and investment savings programs such as mutual funds and insurance savings. Several banks in Asia are seeking SEB's lead within e-banking and a letter of intent has already been signed with one of the leading banks in Korea.

The eAsiaFinance company will assist financial institutions to provide world-leading e-banking and future security and pension products such as funds and insurance savings schemes through supplying SEB's know-how and technology.

eAsiaFinance will be based in Singapore and is a joint venture between SEB, Ankar Capital Management, an American company focused on asset management consulting, Tata Consultancy Services, Asia's largest IT service company, and Compass Ventures, a financial investor. SEB is providing the technical platform and investing about SEK 22 M in the company.

"In recent years many banks and financial institutions from around the world have contacted us at SEB to compare our e-banking development and asset management with their own. Most have been impressed by our advances," says Lars H Thunell, President and CEO of SEB.

"It is natural for us to create a business aimed at institutions who wish to develop their e-banking. We now gain the opportunity to capitalise on the investments we have made in e-banking more actively in external markets," continues Lars H Thunell.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 910 billion in funds under management and total assets of SEK 1 123 billion (31 December 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 850,000 e-banking customers in seven countries. SEB started recently e-banking in England, an online brokerage service, SEBdirect, in Germany and will start e-banking in Norway this year. Read more about SEB: www.seb.net

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For further information, please contact:
Boo Ehlin, Corporate Press Manager, +46 8 763 85 77, + 46 70 763 85 77

File No. 82-3637.


02 JUL -8 AM 10:52


SEB

FöreningsSparbanken and SEB create European financial group

The Board of Directors of FöreningsSparbanken and SEB have decided that the companies will merge. The name of the new bank will be SEB Swedbank. The companies complement each other well. FöreningsSparbanken has an extensive local presence in the Nordic countries and many private customers. SEB has an international direction and focuses on large companies and financially active customers. The merger gives good opportunities for continued growth and the creation of a European financial group.

The new group will have 35,000 employees, whereof 19,000 in Sweden, SEK 1, 300 billion in assets under management, and a joint market value of about SEK 150 billion. The merger will take place through a legal merger between FöreningsSparbanken and SEB as equal parties. The merger requires approval from the concerned authorities.

"The merger strengthens FöreningsSparbanken's local power within its corporate operations, thanks to SEB's broad competence and international network. At the same time, FöreningsSparbanken's urban presence will be improved to the benefit of our customers, and thanks to SEB's branch office structure", says FöreningsSparbanken's Chairman Göran Collert.

"By utilising the new group's joint experience, competence and financial strength, we will have improved opportunities for growth in Europe", says SEB's Chairman of the Board Jacob Wallenberg.

The customer offering in the Nordic countries is improved. The banks' complementary distribution channels enable a further development of a competitive and locally established bank with comprehensive products and service for private individuals, companies, municipalities and organisations.

"We complement each other well, and the addition of SEB's office network will increase the local availability to banking services. This will be advantageous to our customers", says FöreningsSparbanken's Managing Director and CEO Birgitta Johansson-Hedberg.

The customers, private individuals as well as corporations and institutions will receive better service, availability and a more competitive and broader range of products and services, also from other suppliers. This means better conditions for a long-term local presence on the retail side, ensured international competence and lower charges.

The merger is expected to yield annual cost savings of SEK 2.5-3.0 billion, mainly at a central level, within the IT area, within the product companies but also as a result of overlapping branch office networks. No dismissals will occur as a consequence of the merger. However, the number of employees is expected to be reduced by 2,000 persons during a three-year period, which is expected to happen through natural retirement.

In addition, the merger denotes that the new group's international presence can be fortified. A continued European expansion will be carried out from a base in the Nordic countries, the Baltic Sea area and Germany. It will be possible to increase the growth rate in existing markets, and some of the new group's most attractive services, such as e-banking and investment products for financially active customers, can be introduced in new countries.

SEB's Managing Director and CEO Lars H Thunell emphasises the importance of the Internet services:

"Together, we will consolidate our successes within e-banking, where we both are world leading. Through the merger, resources for development will be released, so that we will be able to offer the best financial services to the customers in the future as well. This also means that we will be able to export our knowledge and start more operations on new markets."

The Board of Directors will have two Co-chairmen, with Göran Collert as legal Chairman until the annual general meeting in 2003, when Jacob Wallenberg will be suggested as Chairman. Lars H Thunell will be Managing Director and CEO, and Birgitta Johansson-Hedberg will be deputy CEO.

Press Conference

regarding the merger will be held on Thursday 22 February 2001, 10:00, at Armémuseum, Riddargatan 13, Stockholm in Druvan's conference centre.

Analyst conference

will be held on Thursday 22 February 2001, 15:00, at Armémuseum, Riddargatan 13, Stockholm in Druvan's conference centre. The conference can be listened to on +44 (0)20 8781 0562 (extra number +44 (0)20 8781 0563).

The conference can be listened to later during one week on +44 (0)20 8288 4459 code 69 69 32.

Welcome!

Contact persons FöreningsSparbanken

Staffan Salén, Executive VP and Head of Information and Investor Relations

+ 46 (0)8 585 927 79
+ 46 (0)70-531 01 11

Jesper Berggren, Press Officer

+ 46 (0)8-585 924 78
+ 46 (0)70-549 37 67

Contact persons SEB

Gunilla Wikman,
Head of Group Communications

+ 46 (0)8-763 81 25
+ 46 (0)70-763 81 25

Boo Ehlin,
Corporate Press Manager

+ 46 (0)8-763 85 77
+ 46 (0)70-763 85 77

Lotta Treschow,
Head of Investor Relations

+ 46 (0)8-763 95 59,
+ 46 (0)70-763 95 59

FöreningsSparbanken and SEB to merge

- The merger between two complementary banks creates Sweden's leading financial group with an improved range of services and products. The enlarged group will be strongly positioned for continued growth and forming a European financial services group

- The new group will have a total market value of approximately SEK 150 billion, approximately 11 million customers in Europe, approximately 2 million Internet customers, assets amounting to more than SEK 2,000 billion, about SEK 1,300 billion under management and 35,000 employees, of which 19,000 in Sweden

- Annual cost savings are expected to amount to SEK 2.5-3.0 billion, principally at the central units, within IT and the product companies, but also as a consequence of an overlapping network of branch offices

- The merger will be conducted through a legal merger. At the exchange of shares in the merger, the value of 4 shares in FöreningsSparbanken will be equivalent to the value of 5 shares in SEB. This means that present shareholders of FöreningsSparbanken will hold approximately 48.5 per cent of the new group and SEB's present shareholders will hold approximately 51.5 per cent

- The intention is that Göran Collert and Jacob Wallenberg will be co-chairmen with Göran Collert as legal Chairman. Lars H Thunell will be Managing Director and CEO of the new group, and Birgitta Johansson-Hedberg will be Deputy Managing Director and Deputy CEO.

- The completion of the merger is conditional upon, among other things, the approval at extraordinary general meetings of both banks and necessary approvals from the Swedish Government and relevant authorities including, amongst others, the EU.

Benefits of the merger

The merger between FöreningsSparbanken and SEB delivers strong benefits for:

- The customers, private individuals as well as corporations and institutions, who will receive better service, better access and a more competitive and broader range of products and services. This means better conditions for a

long-term local presence on the retail side, ensured international competence and lower charges,

- The shareholders, who will profit from the efficiency gains created and from the new group's improved strategic position and growth opportunities, and the improved liquidity and the expected increased interest in the share,

- The employees, who will have a new employer who can offer more stimulating assignments and personal development, both in Sweden and abroad. The new group's future growth opportunities also denote the creation of a more attractive workplace, which is positive for the employees as well as for the new bank's future profitability and competitiveness,

- The Swedish community, which through the merger will be guaranteed a solid and nation-wide financial infrastructure that will be of advantage to the community's development on a long term basis. The merger also promotes the continuance and further development of a strong, competitive, and locally based bank alternative with a complete range of products and services for private individuals as well as corporations. The new group will be the base for the formation of a European financial group.

Background

The financial sector in Europe is undergoing extensive changes as a result of globalisation, continued deregulation and new technology. This has lead to changed customer behaviour and increased competition. In addition the introduction of the common European market and the Euro has increased the need for further structural changes.

This development has led to existing banks, insurance companies and other financial services providers developing their services and products, and adjusting their way of marketing and providing these services, as competition from other financial services providers increased.

Private customers require more products and services, more qualified, and at the same time personal advice, multiple channels for deposits, advice and payment services. At the same time, there is a strong demand for personal service at local branch offices. In addition to this, the corporate customers' requirements for international and specialist expertise are continuously increasing.

In order to meet these demands, banks and other financial services players on the financial market have to increase their efficiency and competence through staff development and the use of new technology.

In order to be able to maintain and further develop competitive customer offerings, it requires investments in information technology and competence development. Only those banks that are international and efficient enough are able to sufficiently meet these requirements, allowing them to offer a complete range of financial services in Sweden in the future, for individuals as well as for companies.

Rationale

Against this background, FöreningsSparbanken and SEB recognised the need for growth in the home markets in the Nordic countries and the Baltic States, as well as in the rest of Europe, and the need for development of modern products and services that are based on the use of new technology and expert personal advice. By combining the best of both banks' products and experience, greater opportunities for continued growth in specific areas within the European financial sector will be realised.

The merger is between two parties who essentially share the same view on future threats and opportunities. At the same time, the two parties have different backgrounds and complement each other well, for example with regards to customers and products. Furthermore, the geographical spread of the branch office network will be increased, new products and new expertise added, benefiting both banks' existing private and corporate customers. Through the merger, greater opportunities for asset management, development of IT and Internet solutions, among other things, will be created, which will result in a more attractive customer proposition.

Vision

The new group's vision is to create a leading customer oriented European financial group based upon a broad Swedish base, through a combination of personal service/advice, local presence and modern technology.

Strategy

The strategic direction can be divided into three main groups.

1. Improving the Swedish customer offering.

- Increase service and improve advice to the customers through better access due to the two companies' complementary distribution networks.

- Improve customer satisfaction and loyalty through offering broader, complementary and more customised services and products. To a greater extent, this includes third parties' products. In addition to this, small and medium-sized corporate customers will have better access to the expertise and range of products that the new group will further develop for the larger corporations, especially in the international area.

- Increase cost efficiency through the reduction of overlapping activities, coordination of investments within the IT area, in addition to knowledge transfer between the two groups ("best practice").

2. Increase growth within existing markets in Europe.

   - Strengthening FöreningsSparbanken's and SEB's existing operations in the Nordic countries, the Baltic States, Germany and the UK through acquisitions and co-operations.

   - Enhance the value of these investments through the use of existing competence and experience from the Swedish operations. This includes the two groups' success in migrating customers to e-banking, cross selling life insurance products and investments products, and corporate services.

3. Increase the expansion rate within attractive growth areas in new countries.

   - Use the combined strength and expertise in order to create growth in new geographical markets.

   - This will be achieved through co-operations, alliances, acquisitions and organic growth.

The ambition is to substantially increase the share of the new group's value originating from operations outside Sweden.

Improved customer offering

From a customer point of view, FöreningsSparbanken and SEB complement each other in a unique way. FöreningsSparbanken is characterised by a well-established local presence and has today, together with the independent savings banks and the partly-owned banks, a prominent position all over the country, among private individuals and small and medium-sized corporations as well as organisations, municipalities and county councils. For historical reasons, SEB has a clear large-scale corporate profile and is a leading bank in the urban regions. SEB also has a particularly prominent position in the affluent market segment. The access for both banks' customers will be improved with respect to branch office coverage in Sweden. This is particularly true for SEB's customers who in addition to SEB's

existing branch offices will have access to a further 919 branch offices through the merger with FöreningsSparbanken.

The merger will make it possible to further develop a strong, competitive, and locally based bank alternative with improved products and services for private individuals as well as corporations and institutions. The new group's joint resources will, among other things, enable the development of new mutual funds with variable fee structures. The merger will also benefit the customers in the form of reduced fees.

Branding

The proposed name of the new group is SEB Swedbank. For the Swedish retail operations, the name will be FöreningsSparbanken with its current logo, SEB Enskilda Banken for the affluent market segment, and SEB for wholesale-banking and the international operations.

The new group will continue to use its leading brands in its different operations.

Competence- and employee development

Offering an attractive employment environment is of critical long-term importance to a financial group's future profitability and competitiveness. The SEB Swedbank group will be able to offer new and improved career opportunities across all work categories.

The increased focus on qualified advisory services, both to private individuals and corporations, will also provide opportunities for competence development for employees in different parts of the new group. In addition, a larger and more international group has the ability to attract and develop competent employees to a greater extent.

FöreningsSparbanken employees' decision participation agreement ("IDA") will form the basis for the integration process in Sweden and the formulation of the new group's Swedish agreement on employee decision participation agreement. Among other things, this implies employee representation at the Group Executive Committee's meetings.

Financial effects

Cost savings

The merger creates opportunities to improve the efficiency through rationalizations, especially within central units, IT and product companies. Savings will also occur as a result of the coordination of about 100 local branch offices.

The annual cost savings as a result of the merger are estimated to SEK 2.5-3.0 billion, with full effect during 2005. In a number of areas including, amongst others, IT and e-banking, the effects will be realised sooner. These will be in addition to the effects of the on-going internal improvement programs.

The number of employees in both banks is expected to be reduced by around 2,000 persons in total as a result of the merger. The reductions will take place during a three-year period through natural staff turnover and retirement programmes. No lay-offs will take place as a consequence of the merger.

Savings area	MSEK
Central units, product companies etc.	1,350-1,600
IT	600-700
Swedish retail	400-500
e-banking / Internet	150-200
Total	**2,500-3,000**

Revenue enhancements

The merger leads to significant potential for revenue increases, especially as a result of lower funding costs and improved product offerings. The revenue enhancements are estimated to exceed possible revenue losses. The merger will, in the future, also bring further positive effects as a result of "best practice" and increased opportunities for internal bench marking.

Restructuring costs

Total restructuring costs are expected to amount to approximately SEK 4 billion, and be covered by payments from pension funds and the divestment of branch offices although timing differences may arise.

Financial targets

SEB Swedbank's overall financial target is to create shareholder value on the same level as the best European financial groups. The most important other financial targets are:

- Return on equity in the group exceeding 15 per cent
- Capital adequacy and core capital ratio that allows for long term financial stability
- Core capital ratio shall be in the interval 6.5 to 7.5 per cent, long term
- Capital adequacy shall be at least 10.5 per cent
- Capital shall be allocated to each business area in proportion to risk, strategy and financial needs
- Pay-out ratio shall be at least 30 per cent of net income, subject to future expansion and growth requirements

Board of Directors and Management

The Board of Directors of SEB Swedbank is proposed to consist of 12 ordinary members and the Chief Executive Officer as well as the Deputy Chief Executive Officer as deputy member, excluding employee representatives.

The principal owners of each bank intend to appoint an equal number of members from each ownership interest.

The following is proposed:

Co-chairmen: Göran Collert and Jacob Wallenberg, with Göran Collert as legal Chairman until ordinary general meeting 2003, when he leaves the Board and Jacob Wallenberg will be proposed Chairman and the existing principal owner in FöreningsSparbanken nominates the 1:st deputy Chairman.

Other Board members will be nominated within a month.

Lars H Thunell is proposed to become Chief Executive Officer and Group Managing Director in the new group and Birgitta Johansson-Hedberg is proposed to become Deputy Chief Executive Officer and Deputy Group Managing Director.

The principal shareholders agree on appointing an election committee prior to the ordinary general meeting 2002.

Division managers and leading executives are assigned to be proposed in concert with the respective Board of Directors within a month.

Organisation

The new bank's business operations will be divided into four divisions. The management of these will be carried out via internal boards consisting of members from the Group Management with the Group Managing Director as chairman.

A limited number of group staff will support the Group Managing Director in issues regarding management, credit, allocation of capital, risk management, group strategy, employee development, etc.

The four divisions are:

- **Retail and Private Banking in Sweden**

The division includes:

- Both banks' Swedish retail businesses, and the phone– and Internet businesses that serve private individuals and small and medium sized corporations.
- Private banking that is built on SEB's customer offering targeted at the affluent market segment.
- Products/processes that include FöreningsSparbanken's and SEB's mortgage-, card- and payment businesses, i.e. FöreningsSparbanken Kort, SEB Kort, Spintab, SEB Bolån FöreningsSparbanken Finans, SEB Finans, and Kundinkasso.
- The co-operation with partly-owned banks and independent savings-banks in Sweden.

The branch office business in Sweden is organised in local banks with Board of Directors of their own where one or more offices are included, as in the case of FöreningsSparbanken.

- **Retail and Private Banking International**

The division includes FöreningsSparbanken's and SEB's operations in Germany, the Baltic States and Poland as well as retail operations in Norway, Finland, Denmark, the UK, Luxemburg and Switzerland.

- **Corporate and Financial Institutions**

The division consists of SEB Corporate & Institutions, Swedbank Markets, and FIH.

- **Investment Management/Life**

The divison consists of the banks' capital- and fund management business, which includes Robur Fonder, Robur Kapitalförvaltning, Gyllenberg, SEB Invest and SEB Fonder as well as life insurance operations, Robur Försäkring and SEB Trygg Liv.

The independent savings-banks

FöreningsSparbanken has for a long time pursued a co-operation with the independent savings-banks and partly-owned banks. Currently, FöreningsSparbanken cooperates with 80 independent savings-banks, and 6 partly owned banks. SEB has offices in about 40 locations where these are operating. The intention is to offer independent savings-banks and partly-owned banks the opportunity to acquire SEB's branch office businesses, including existing service- and product offerings.

Recommendation from the Boards of Directors

Both the Boards of Directors of FöreningsSparbanken and SEB are of the opinion that a merger of FöreningsSparbanken and SEB is beneficial for both of the banks' shareholders, customers and employees. Furthermore, the Boards of Directors are of the opinion that the terms of the merger are fair for both sets of shareholders.

In the light of the above, the Boards of Directors of FöreningsSparbanken and SEB recommend their shareholders vote for a realisation of the merger.

Structure for the merger

Merger agreement and legal merger

The merger is intended to take place based on a merger agreement that the banks have contracted. According to the agreement the merger is intended to take place through a legal merger. The banks' Boards of Directors will prepare a merger plan that will thereafter be submitted to extraordinary general meetings in both banks. Thereafter, permission to complete the merger is applied for from the Swedish Government, which among other things presupposes that concerned competition authorities have agreed to the merger.

Both of the banks have in the merger agreement committed themselves to work towards the execution of the merger by, among other things, recommending their shareholders to vote in favour of the merger.

The merger plan will state which one of the banks that technically will be absorbed by the other bank *(absorption)*. The merger plan will be based on an exchange ratio of 5 new shares in SEB for 4 shares in FöreningsSparbanken if FöreningsSparbanken will be absorbed by SEB; or conversely, 4 new shares in FöreningsSparbanken for 5 shares in SEB if SEB will be absorbed by FöreningsSparbanken. However, if SEB will be absorbed by FöreningsSparbanken, certain adjustments may be made in the exchange ratios for shares of series C in SEB with regard taken to the past relative market pricing of the two series.

The exchange ratio means that existing shareholders of FöreningsSparbanken will have about 48.5 per cent and existing shareholders of SEB about 51.5 per cent of the merged bank.

Whether shareholders of SEB recieve shares in FöreningsSparbanken or shareholders of FöreningsSparbanken receive SEB shares will be based on a number of technical factors with the aim to minimise the costs and time required for the merger and to optimise the total shareholder value for the merged bank and its shareholders.

Essentially, the merger is expected to be carried out without immediate tax consequences for those shareholders who obtain merger consideration in the form of new shares and who have domicile in or permanently reside in Sweden. Present tax regulations require that tax deferral on capital gains as a result of the merger is requested in the tax return according to the law on share for share exchanges. For foreign shareholders who receive merger consideration, tax effects should be considered on the basis of the relevant home jurisdiction.

No commission will be charged.

Shareholders in FöreningsSparbanken and SEB respectively will be entitled to dividends declared at the 2001 annual general meetings in the banks respectively. The Board of Directors of FöreningsSparbanken have proposed that an ordinary dividend of 5.50 SEK will be paid per share. The Board of Directors of SEB have proposed that an ordinary dividend of 4.00 SEK will be paid per share.

Conditions for completion of the merger

Prior to the completion of the merger, the merger agreement can be terminated, with the result that the merger will not be carried out, mainly under the following conditions:

(a) jointly by the banks, in case the Boards of Directors in both banks would jointly come to the conclusion that it is no longer in the interest of the respective banks or their respective shareholders to complete the proposed merger;

(b) by either bank, if shareholders of one or both banks vote at general meeting on the merger plan, and important proposals related thereto such as contemplated change of company name, and the requisite majority according to the Companies Act or the Articles of Association is not obtained[1];

(c) by either bank, in the case of court order or other decisions issued by any authority, which prevents or makes materially more difficult the completion of the proposed merger, or if necessary permissions from authorities cannot be obtained on conditions that are reasonably acceptable to the bank in question, taking into account the benefits of the merger. The same shall apply if any circumstance occurs that would materially alter the conditions of either bank's current business (including its arrangements of cooperation of major importance) or ownership structure or the like within the scope of the merged bank;

(d) by either bank, if the completion date has not occurred on 31 December 2001 at the latest, provided however that this right of termination may not be exercised by a bank, whose failure to honour its obligations under the merger agreement caused the completion of the merger not to be accomplished by 31 December 2001 at the latest;

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[1] For these resolutions, a 2/3 majority of shares and votes represented at the general meeting is required. Any change of company name in SEB requires resolutions to be passed on two general meetings, where the latter resolution will require specific supermajority.

(e) by either bank, in case of a material breach of the merger agreement.

Warrants to subscribe for new shares in FöreningsSparbanken

Depending on how the merger is executed, the following will apply for the warrants to subscribe for new shares in FöreningsSparbanken:

In case of SEB being absorbed by FöreningsSparbanken, no adjustments will be made and the warrants will remain outstanding in accordance with the current terms. Trading in the warrants will start in April 2001.

In case of FöreningsSparbanken being absorbed by SEB, the holders of the warrants in FöreningsSparbanken will receive equivalent instruments in the merged bank or other compensation on market terms.

Preliminary time plan

The annual general meetings of FöreningsSparbanken and SEB respectively will be held on 5 April 2001 as already announced.

At the annual general meetings, further information regarding the proposed merger will be given. It should be noted that the annual general meetings will not vote on the approval of the merger. Instead, extraordinary general meetings will be held for this purpose after the formal announcement of the merger plan. Well in advance of the extraordinary general meetings, the banks will further distribute information material about the suggested merger to the shareholders of FöreningsSparbanken and SEB.

Following the extraordinary general meetings, the banks will apply for the permission of the Swedish Government and the Financial Supervisory Authority to complete the merger, which among other things presumes that necessary competition clearances will have been obtained. Due to the uncertainty of the timing of these permission procedures, it is at present not possible to assess as to when the merger will be completed and trading in shares in the merged bank will commence. Until then, both banks will continue to be listed as before and to operate in full competition.

Financial pro forma information

The pro forma information is a summation of the groups' legal accounts based on the banks' interim reports for 2000.

The merger is carried out on a merger-of-equals basis and using the pooling methodology.

Neither efficiency gains nor restructuring costs have been taken into account. Transactions between the groups have not been adjusted for.

Profit and loss statement 2000 pro forma summary

(SEK M)	FSPA	SEB	New group
Net interest income	13,589	11,556	25,145
Net commission income	6,784	13,463	20,247
Net result of financial transactions	1,694	3,544	5,238
Other operating income	1,936	3,085	5,021
Total income	**24,003**	**31,648**	**55,651**
Staff costs	-6,734	-12,234	-18,968
Other operating costs	-6,985	-10,048	-17,033
Total costs	**-13,719**	**-22,282**	**-36,001**
Result before loan losses	**10,284**	**9,366**	**19,650**
Loan losses and other write-downs, net	-1,115	-890	-2,005
Share of profit of associated companies	197	104	301
Operating profit from insurance operations1)	-	220	220
Operating profit	**9,366**	**8,800**	**18,166**
Pension compensation and other appropriations	-5	943	938
Profit before tax	**9,361**	**9,743**	**19,104**
Taxes	-2,476	-2,856	-5,332
Minority interests	-501	-245	-746
Net profit for the year [2]	**6,384**	**6,642**	**13,026**

1) Insurance operations are reported as net figures separately in accordance with the demands from the Financial Supervisory Board (Finansinspektionen).

2) SEB also reports operational result which includes changes of surplus values in the life insurance operation. Operational result after taxes amounted to SEK 6,885 million in 2000.

Balance sheet 31 December 2000 pro forma summary

(SEK bn)	FSPA	SEB	New group
Lending to the public	630	606	1,235
Lending to credit institutions	130	165	295
Interest-bearing securities	60	158	219
Other assets	109	194	303
Total assets	**929**	**1,123**	**2,052**
Deposits and borrowing from the public	247	420	667
Amounts owed to credit institutions	126	217	344
Debt securities in issue	380	199	579
Subordinated liabilities	29	31	61
Other liabilities	112	213	325
Shareholders' equity	35	42	77
Total liabilities and shareholders' equity	**929**	**1,123**	**2,052**

Key ratios and per share data 2000 pro forma

	FSPA	SEB	New group
Return on equity, % 1)	19.4%	17.8%	18.5%
Earnings per share (FSPAR surviving), SEK	12.10		11.93
Earnings per share (SEB surviving), SEK		9.43	9.55
Equity per share (FSPAR surviving), SEK	66.22		70.15
Equity per share (SEB surviving), SEK		59.06	56.12
I/E-ratio before loan losses	1.76	1.42	1.55
E/I-ratio before loan losses	0.57	0.70	0.65
Capital adequacy ratio, %	10.8%	10.8%	10.8%
Primary capital ratio, %	6.9%	7.4%	7.1%
Loan loss ratio, net %	0.2%	0.1%	0.1%
Provision ratio for doubtful claims, %	105%	49%	58%
Share of doubtful claims, %	0.0%	1.4%	0.6%
Number of shares (FSPAR surviving), million	527.8		1,091.52)
Number of shares (SEB surviving), million		704.6	1,364.3

1) Net profit for the year in relation to the average of shareholders' equity at the beginning of the year and at year-end.

2) The exchange ratio of 4 new shares in FöreningsSparbanken for 5 shares in SEB has been used for all shares, however see page 13 regarding exchange conditions for shares of series C.

Ownership structure of the new group

After a merger the shareholding in SEB Swedbank will be distributed as follow:

Shareholders	Share of capital
Sparbanksstiftelser	9.6%
Wallenbergstiftelserna	5.5%
Investor	5.2%
Trygg Stiftelsen	4.8%
SPP	3.4%
Fristående sparbanker	3.2%
SEB Fonder	2.3%
Lantbrukskooperationen	1.6%
Skandia	1.2%
Robur	1.2%
SPK	1.2%
SEBs personalstiftelser[1]	1.1%
Other shareholders	59.7%
Total	**100.0%**

1) EB-stiftelsen, SB-stiftelsen and SEB vinstandelsstiftelse

Advisors

Merrill Lynch and Lenner & Partners are advisors for FöreningsSparbanken in relation to the merger.

Enskilda Securities and JP Morgan are advisors for SEB in relation to the merger.

Stockholm, 22 February 2001

FöreningsSparbanken AB (publ) Skandinaviska Enskilda Banken AB (publ)

Board of Directors Board of Directors

A press conference regarding the merger will be held on Thursday 22 February 2001, 10:00, at Armémuseum, Riddargatan 13, Stockholm in Druvan's conference centre.

An analyst conference will be held on Thursday 22 February 2001, 15:00, at Armémuseum, Riddargatan 13, Stockholm in Druvan's conference centre.

The conference can be listened to on +44 (0)20 8781 0562 (extra number +44 (0)20 8781 0563). The conference can be listened to later during one week on +44 (0)20 8288 4459 code 69 69 32.

Welcome!

Contact persons FöreningsSparbanken

Staffan Salén, Executive VP and Head of Information and Investor Relations

+ 46 (0)8 585 927 79
+ 46 (0)70-531 01 11

Jesper Berggren, Press Officer

+ 46 (0)8-585 924 78
+ 46 (0)70-549 37 67

Contact persons SEB

Gunilla Wikman,
Head of Group Communications

+ 46 (0)8-763 81 25
+ 46 (0)70-763 81 25

Boo Ehlin,
Corporate Press Manager

+ 46 (0)8-763 85 77
+ 46 (0)70-763 85 77

Lotta Treschow,
Head of Investor Relations

+ 46 (0)8-763 95 59
+ 46 (0)70-763 95 59

This press announcement may not be distributed or made public in the US or Canada or in any other country where such distribution presumes registration authority- or other measures than those that are followed by Swedish Law.

FöreningsSparbanken in short

FöreningsSparbanken is one of the largest banking groups of the Nordic countries and is due to the co-operation with the independent savings-banks and partly-owned savings-banks, nation-wide with 6 million customers in total in Sweden. FöreningsSparbanken also has operations in Finland, Norway, Denmark, Estonia, Latvia, Lithuania, Great Britain, Luxemburg, USA, Japan and China. The group has a balance sheet total of about SEK 929 billion and the number of employees is about 13,000.

SEB in short

SEB is a European financial group especially for corporations and financially active private individuals. SEB has 670 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 850,000 are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxemburg and Switzerland. The balance sheet total is SEK 1,123 billion and assets under management amount to SEK 910 billion. The number of employees amount to 21,500.

SEB

File No. 82-3637.

Stockholm, 2 March 2001

PRESS RELEASE

Investor and Ericsson join SEB's project for Volvo Ocean Race 2001-2002

KSSS and GKSS yacht clubs also co-operating with Team SEB

The major Swedish company Investor is joining Team SEB as a co-partner for the Volvo Ocean Race 2001-2002. Investor gains the possibility to participate in events at the ports of calls during the race and also has the right to profile its name and trademark on the boat and crew clothing. Ericsson is joining the project to develop an ongoing cooperation with SEB pertaining to mobile financial services.

The KSSS (Stockholm) and GKSS (Gothenburg) royal yacht clubs are also participating in Team SEB and they can represent the project and use it for their own promotional purposes.

In addition to the attention and commercial value in connection with the project, the participating companies and clubs also strengthen interest for boating and sailing.

"We are pleased that the major Swedish companies Investor and Ericsson chose to become our partners in the project for the Volvo Ocean Race. Investor and Ericsson have interests and customers in other parts of the world than we do. This means that the port calls can be utilised more effectively for contact potential," says Ingrid Jansson, Head of Marketing at SEB.

"The undertaking creates many benefits for our partners. Experience shows that it stimulates willingness to cooperate and contributes to increase knowledge. In addition, it increases the possibility of business contacts with the other companies participating in the race," says Pelle Norberg, President of Global Team AB.

"To sail is to be seen. This has been proven in earlier projects. We are moving ahead as co-partner in this major international project because we know what can be achieved through our earlier experiences," says Nils-Ingvar Lundin, Head of Communications at Investor.

"The involvement in Team SEB provides an opportunity to demonstrate the practical benefits of technology combined with financial services and other services in connection with the race," says Bo Albertson, Marketing Director Communications at Ericsson Consumer Products. "The tough conditions at sea and the unique prospects in the various ports provide a good opportunity to test these services in trying conditions."

SEB is a European financial group especially for corporations and financially active private individuals. SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 850,000 are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,123 billion and assets under management amount to SEK 910 billion. The number of employees amount to 21,500. Read more about SEB: www.seb.net

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For further information, please contact:
Jan Torstenson, Project Leader, Team SEB, +46 8 763 93 24, +46 70 668 55 73
Bo Albertson, Marketing Director Communications, Ericsson Consumer Products, +46 8 764 13 88, + 46 70-510 09 92
Nils-Ingvar Lundin, Head of Communications, Investor, +46 8 614 20 49, +46 70 514 20 49



File No. 82-3637.

Stockholm, 6 March 2001

PRESS RELEASE

US will make a hard landing and Sweden a soft landing

The Swedish slowdown will be modest, according to a new report by SEB's economists

After a hard US landing, America's economic curve will be U-shaped. The Fed will slash its key rate to 4.25 per cent before autumn. Recovery will come late this year, but GDP growth will not return to boom-year levels. Growth in 2001 will be 1.6 per cent, next year 2.3. The American stock market may decline further, before the Fed's rate cuts convince the market that a recovery is on the way.

Sweden is affected more than many other European countries by the American deceleration. But the weak krona provides support for exports. Due to strong employment, tax cuts and rising disposable income, the slowdown will be modest. Sweden will make a soft landing, with 3.0 per cent GDP growth this year and 2.8 per cent in 2002.

Half of this year's wage round remains. In the domestic sector, pay demands are unrealistically high and labour disputes are likely before collective agreements are reached at levels consistent with price stability.

Inflation is gradually climbing, partly due to import prices. But good productivity growth, lower oil prices and deregulation will help keep it just below the 2 per cent target. The Riksbank (central bank) will leave its repo rate unchanged at 4.0 per cent all year

You will find SEB's Nordic Outlook - an economic outlook for the coming years –on www.seb.net under the headline Newsletters.

SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 850,000 are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,123 billion and assets under management amount to SEK 910 billion. The number of employees amount to 21,500. Read more about SEB: www.seb.net

---

For further information, please contact:
Klas Eklund, Chief Economist, +46 8 763 80 88
Anders E Borg, Head of Economic Research, +46 8 763 80 64
Boo Ehlin, Corporate Press Manager, +46 8 763 85 77, +46 70 763 85 77




SEB

Pressrelease

6 March 2001

Roadshow to present SEB Swedbank

Today, Tuesday, sees the start of a series of meetings with investors in Sweden and abroad to present the proposed merger between Swedbank and SEB. Swedbank participants are President and CEO Birgitta Johansson-Hedberg and CFO Fredrik Nyblæus; SEB participants are President and CEO Lars Thunell and CFO Anders Rydin.

The presentation materials to be used in the meetings will accessible via the banks´ respective Internet home pages starting at 1200 hours Central European Time (UTC + 1) today.

For further information:

Staffan Salén, Executive Vice President and Head of Information and Investor Relations, Swedbank, phones: +46 8 585 927 79 or +46 705 310 111

Jesper Berggren, Chief Public Information Officer, Swedbank, phones: +46 8 585 924 78 or +46 705 493 767

Lotta Treschow, Head of Investor Relations, SEB, phones: +46 8 763 9559 or +46 707 639 559

Boo Ehlin, Chief Public Information Officer, SEB phone: +46 707 638 577



File No. 82-3637.

Stockholm, 15 March, 2001

PRESS RELEASE

SEB´s Annual Report is now available on www.seb.net.

Group Communications

File No. 82-3637.



Stockholm, 20 March 2001

PRESS RELEASE

New Group Chief Controller for SEB Group

Per-Arne Blomquist has been appointed Group Chief Controller of the SEB Group, with responsibility for the Group's financial control and controller functions. He will report directly to Anders Rydin, SEB's CFO.

Per-Arne joins SEB from Halogen AB, where he was CFO and COO for the Halogen group. He previously held senior financial positions at Telia and Alfa Laval.

Per-Arne Blomquist will assume his new position in May.

In conjunction with Per-Arne Blomquist's appointment, the current head of the Group's financial function, Jan Siling, will move to a position as Senior Adviser to the Group's CFO.

SEB is a European financial group especially for corporations and financially active private individuals. SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 850,000 are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,123 billion and assets under management amount to SEK 910 billion. The number of employees amount to 21,500. Read more about SEB: www.seb.net

---

For further information, please contact:
Anders Rydin, Senior Vice President and CFO, +46 8 221 900.

File No. 82-3637.



Stockholm, 21 March 2001

PRESS RELEASE

SEB suspends market launch of e-banking in UK

Will continue to develop b2b-solutions and offer SEB's e-banking model to financial institutions

SEB has decided to suspend the marketing launch of a stand-alone e-banking venture in the UK. Earlier plans included a marketing launch in spring for the combined e-banking and e-brokerage site that just opened.

"The market conditions have deteriorated substantially," says Fleming Carlborg, Head of Personal Banking International within SEB. "With the prevailing stock market situation, we have chosen to concentrate our resources on markets in which we already have broader activities.

"Our experience from other markets shows that e-banking functions best as a component of a multi-channel strategy based on an existing customer base," continues Fleming Carlborg.

The decision affects personnel in the marketing, customer service and sales areas. However, certain development projects will continue for b2b-solutions where SEB will offer e-banking and e-brokerage services to other corporations and financial institutions.

One such co-operation was announced in February, eAsiaFinance, which is a joint venture between SEB, Ankar Capital Management, Tata Consultancy Services and Compass ventures. The aim is to supply Asian corporate customers with the technical platform for e-banking and e-brokerage solutions.

SEB is a European financial group especially for corporations and financially active private individuals. SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 850,000 are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,123 billion and assets under management amount to SEK 910 billion. The number of employees amount to 21,500. SEB announced the proposal in February to merge with FöreningsSparbanken. The merger is expected to be implemented in the third quarter of 2001, asssuming regulatory approval. Read more about SEB: www.seb.net

---

For further information, please contact:
Fleming Carlborg, Head of Personal Banking International, +46 8 763 7164, +46 70 591 1913
Gunilla Wikman, Head of Group Communications, +46 8 763 8125, +46 70 763 8125
Boo Ehlin, Corporate Press Manager, +46 8 763 8577, +46 70 763 8577
Lotta Treschow, Head of Investor Relations, +46 8 763 9559

Press Release No 32

File No. 82-3637.



Stockholm, 29 March 2001

PRESS RELEASE

SEB has increased its shareholding in the Polish bank BOŚ

SEB has acquired another 6 per cent of the shares in the Polish bank Bank Ochrony Środowiska, BOŚ. After the additional acquisition, SEB's ownership has increased to 38 per cent of the shares and votes in BOŚ.

SEB's investment in Poland is in line with its strategy to grow in Europe. The other big shareholder, National Fund for Environmental Protection, and SEB will continue to co-operate in developing BOŚ' future business. It will enable BOŚ to consolidate and expand its leading position in financing ecological investment, and, through access to SEB's international network, to achieve a leading position in serving Scandinavian customers operating in Poland.

BOŚ is a medium-sized bank with a market capitalisation of PLN 1 billion (approx. SEK 2.3 billion), active in both the corporate and private segments, with its head office in Warsaw. As of 31 of December 2000, the bank had total assets of PLN 4.85 billion (approx. SEK 11,3 billion), 1,680 employees and 52 branches.

SEB is a European financial group especially for corporations and financially active private individuals. SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 850,000 are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,123 billion and assets under management amount to SEK 910 billion. The number of employees amount to 21,500. Read more about SEB: www.seb.net

---

For further information, please contact:
Gunnar Lindberg, Head of SEB Poland, +468-763 94 13, +4670-533 66 13
Boo Ehlin, presschef, +468-763 8577, +4670-763 8577
Gunilla Åkerblom, Head of Communication SEB Poland, +46[illegible] 6 07, +46705-470735
Lotta Treschow, Head of Investor Relations SEB +46 [illegible]


02 JUL -8 AM 10: 03



File No. 82-3637.

Stockholm, 2 April 2001

PRESS RELEASE

SEB's German bank changes name to SEB

As of today, Monday, 2 April, SEB's German bank has changed its name to SEB. Starting today, the old signs at 177 branch offices and at 30 centers for unit-linked insurance and fund sales in Germany will be replaced with the SEB logo. The change of name represents a step in the ongoing international expansion of the SEB Group. Europe is a region of high priority for the Group and it is therefore important that the SEB brand be visible there.

During 2000, BfG was able to implement its restructuring faster than had been planned:

"During the restructuring process, BfG has been able to maintain its customer base of approximately one million clients and has, in addition, doubled the number of e-banking clients to 150,000," says Lars Lundquist, President of SEB in Germany.

"The strategic areas of growth for the new bank are asset management, e-banking and insurance services," says Lars Lundquist.

SEB is a European financial group especially for corporations and financially active private individuals. SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 850,000 are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,123 billion and assets under management amount to SEK 910 billion. The number of employees amount to 21,500. Read more about SEB: www.seb.net

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For further information, please contact:
Heinrich Schaumburg, Head of Communications SEB Germany, +49 69 2586 400
Marcus Kuhn, press officer SEB Germany, +49 69 2586 520, +49 69 173 6566 853

File No. 82-3637.



Stockholm, 2 April 2001

PRESS RELEASE

SEB biotech fund now accessible to Swedish fund savers

Customers in the Nordic markets can now begin saving in the SEB Invest Concept Biotechnology Fund. The fund is global, with a focus on the US. It was opened in autumn 2000 for savers in the German market.

The investment focus of the biotech fund is biotech companies engaged in research, development and production. It also is oriented towards companies that distribute biotechnology and bio-medicines as well as industries that can benefit from developments in the biotech sector.

"Biotech is a narrow industry with high growth potential. Accordingly, it is important to think long term in your savings. We recommend an investment horizon of five years and that the fund comprise a maximum of 5 to 10 percent of the total portfolio," says Jan Palmberg, Head of Funds, SEB Invest.

The responsible manager is Henrietta Theorell, who also manages the SEB Pharmaceutical and Biotech Fund.

SEB Invest Concept Biotechnology Fund is a high-risk fund and, accordingly, is presented with a warning triangle.

The management fee is 1.5 percent and the start price at 16 October 2000 was EUR 45.00. The fund is registered in Luxembourg.

SEB is a European financial group especially for corporations and financially active private individuals.
SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 850,000 are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,123 billion and assets under management amount to SEK 910 billion. The number of employees amount to 21,500. Read more about SEB: www.seb.net

---

For further information, please contact:
Jan Palmberg, Head of Fonder, SEB Invest, +46763 66 01,
Anna Selberg, Information Manager, Investment Management & Life, +46 8 785 11 46,
+46 70 763 81 54

File No. 82-3637.



Stockholm, 5 April 2001

PRESS RELEASE

The Board was re-elected at SEB´s Annual General Meeting

At SEB´s Annual General Meeting held today, 5 April 2001, the following Members of the Board were re-elected: Jacob Wallenberg, Claes Dahlbäck, Penny Hughes, Urban Jansson, Tuve Johannesson, Hans-Joachim Körber, Carl Wilhelm Ros, Lars H Thunell and Gösta Wiking.

Monica Caneman was re-elected Deputy Director. Mrs Caneman is Deputy Group Chief Executive and Head of Corporate and Institutions.

Directors appointed by the employees are Ulf Jensen and Bengt Berg – with Inger Smedberg and Erland Sandén as Deputies.

At the statuary meeting of the Board in connection with the Annual General Meeting, Jacob Wallenberg was appointed Chairman, Claes Dahlbäck and Gösta Wiking were appointed Deputy Chairmen.

The Board set the dividend at SEK 4.00 per share and the record date as 10 April 2001.

SEB is a European financial group especially for corporations and financially active private individuals. SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 850,000 are internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,123 billion and assets under management amount to SEK 910 billion. The number of employees amount to 21,500. Read more about SEB: www.seb.net

---

For further information, please contact:
Boo Ehlin, Corporate Press Manager, +46 8 763 85 77, + 46 70 763 85 77
Lotta Treschow, Head of Investor Relations, 46 8 763 95 59

File No. 82-3637.



Stockholm, 10 April 2001

PRESS RELEASE

SEB's bank in Lithuania now has 20,000 e-bank customers

Vilniaus Bankas doubles number of e-bank customers in just three months

Vilniaus Bankas, today a wholly owned SEB bank in Lithuania, commenced its e-bank operations (VB Internet@s) in September last year. Since then, the flow of customers has grown at an ever-increasing rate. At year-end, Vilniaus Bankas had 11,262 e-bank customers – three times greater the volume anticipated by its management.

At the beginning of April 2001, the number of e-bank customers had grown to 20,108 nearly doubling the customer base in just three months.

Some 80 percent of Lithuania's e-bank customers are customers of Vilniaus Bankas, which is the country's largest bank, with a market share of slightly more than 40 percent. Vilniaus Bankas has 57 offices in Lithuania and a total base of around 280,000 customers.

SEB is a major shareholder in three Baltic banks: Eesti Ühispank with 390,000 customers, 70,000 e-banks customers and 64 branch offices in Estonia, Latvijas Unibanka with 318,600 customers, 27,000 e-banks customers and 70 branch offices in Latvia and Vilniaus Bankas with 280,000 customers, 20,000 e-banks customers and 57 branch offices in Lithuania. SEB owns 32 per cent of the shares in the Polish bank Bank Ochrony Srodowiska, BOS. SEB is a European financial group especially for corporations and financially active private individuals. SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 850,000 are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,123 billion and assets under management amount to SEK 910 billion. The number of employees amount to 21,500. Read more about SEB: www.seb.net

---

For further information, please contact:
Alex Federas, Head of PR Vilniaus Bankas. +370 2 682 445 ... 98 110 00
Lotta [illegible]



File No. 82-3637.

Stockholm, 26 april 2001

PRESS RELEASE

SEB e-banking for companies is opening a corporate portal

SEB is enhancing its e-banking service for companies through the introduction of a corporate portal, www.seb.se/foretag that will offer several new services. The service will be open to all companies. Through this initiative, SEB aims to make it easier for small- and medium-sized corporate customers to make use of these financial services, while simultaneously managing and developing their own companies. In addition to the new corporate portal, SEB is also starting e-line – a personalised corporate advisory function that is open seven days a week. This means that SEB e-banking for companies today offers the most extensive range of corporate services in the market.

The corporate portal provides customers with access to financial analyses ranging from SEB's reports on Sweden's economic climate to interest-rate and currency information and the situation in growth markets. Customers are also provided with financial news and daily morning reports from SEB on expectations during the day, a summary of the day's newspaper reports and interest- and currency-exchange rates.

Through the SEB corporate advisory function, customers can use an interactive encyclopaedia to obtain guidance and tips about marketing, accounting, financing and other specialised areas that small and medium-sized companies often require assistance with.

A special link-library enables corporate customers to access the 200-300 best corporate sites that specialise in corporate information.

Through e-line, customers are provided with a corporate advisory service via telephone that is open seven days a week. The service is designed to advise customers on investment, financing, corporate insurance and personnel matters.

"SEB is now taking the first step towards offering corporate customers advanced advisory services via the Internet. We recognise that many small- and medium-sized companies often suffer from a lack of time and resources. Our aim is therefore to function as their advisory partners, while also assisting them with financial services via the Net," says Claes-Johan Thureson, Head of MidCorporate within SEB

SEB is a European financial group especially for corporations and financially active private individuals. SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 850,000 are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,123 billion and assets under management amount to SEK 910 billion. The number of employees amount to 21,500. Read more about SEB: www.seb.net

---

For further information, please contact:
Claes-Johan Thureson, Head of MidCorporate, +46 8 763 70 97
Johan Ander, e-banking, +46 70 645 78 35
Boo Ehlin, Corporate Press Manager, +46 8 763 85 77, +46 70 763 85 77

File No. 82-3637.



Stockholm, 3 May 2000

PRESS RELEASE

The christening of SEB's Volvo Ocean Race yacht to be broadcast live on the Internet

See Crown Princess Victoria christen the yacht

On Friday 4 May, SEB's Volvo Ocean Race yacht will be christened at Nacka Strand outside Stockholm. The event will be broadcast live via the Internet at www.teamseb.com. Crown Princess Victoria will christen the yacht and several well-known Swedish artists will be performing.

Apart from being broadcast live via the Internet, the christening event will also be broadcast via satellite. This means that SEB employees in Germany as well as in Gothenburg will be able to follow the events of the evening via large-screen TVs. The satellite images can also be downloaded by Swedish and international TV stations for distribution to their viewers.

The broadcast starts at 20:30 with an opening speech by Lars Thunell, Group Chief Executive of SEB. At 20:40 the yacht will arrive and the crew will be presented. The actual christening ceremony performed by Crown Princess Victoria will take place at 20:55, and this will be followed at 21:00 by a concert hosted by Ebba Blitz. Performers will include Tommy Körberg, Anders Glenmark, Helen Sjöholm, the Duvemåla choir and Anders Neglin's orchestra.

"The Internet is an important channel for following the preparations and races during the Volvo Ocean Race, which is why we have chosen to set up this ambitious broadcasting alternative," says Jonas Norén, who is responsible for interactive media at Team SEB.

In order to follow the broadcast via the Internet you need to have a Windows media player installed (included in standard Internet Explorer packages). The broadcast will be accessible via a transfer rate of 56 K and higher.

Address:	www.teamseb.com
Time:	20.30-21.45

SEB is a European financial group that focuses on companies and financially active private individuals. SEB has 630 offices in Sweden, Germany and the Baltic States with a total of over 4 million clients. Of these, 850,000 are Internet clients. SEB also operates in the rest of the Nordic countries, the UK, Luxembourg and Switzerland. The group's total assets amount to SEK 1,123 billion and managed capital to SEK 910 billion. The number of employees is 21,500. Read more about SEB at www.seb.se.

For more information, please contact:
Katarina Regårdh, Press Manager for the SEB Volvo Ocean Race project, +46 70 763 93 26.



SEB

Stockholm, 4 May 2001

Interim Report January-March 2001

Stable result in spite of weak stock market

- Operating result* amounted to SEK 2 789 M (3 186).
- Net interest income rose by 6 per cent to SEK 3 070 M (2 883).
- Net commission income decreased by 21 per cent to SEK 2 933 M (3 702).
- Return on equity was 18.4 per cent (25.3).

Efficiency measures kept costs stable and risks decreased

- Total costs, SEK 5 462 M (5 385), were kept stable and staff costs decreased.
- Action plan to freeze IT costs was implemented.
- Strong result in Merchant Banking.
- BfG re-branded to SEB - restructuring ahead of plan.
- Today SEB's Volvo Ocean Race yacht will be christened.

Operating result includes pension settlements/provisions.

President's Statement

"Despite the weakening trends in the equities markets during the first quarter of the year, SEB is reporting a stable profit for the Group as a whole. It is pleasing to note that our net interest income has increased and that staff costs have declined by 12 per cent compared with the year-earlier period," says Lars H Thunell, President and Group Chief Executive.

"Merchant Banking continues to show strong earnings. It is also pleasing that customers-related revenues continue to show a positive trend."

"The restructuring of BfG is proceeding faster than planned. The re-branding of BfG to SEB in April got a great deal of attention in Germany. Earnings are satisfactory, taking into account the market conditions. The number of e-banking customers in Germany is now up to 158 000, an increase of 120 per cent since the first quarter of 2000."

"We have taken action to freeze the Group's IT costs. These measures will gain effect gradually during the year which means that IT costs will not continue to rise."

"Planning efforts prior to the proposed merger with FöreningsSparbanken are intensive and proceeding as planned. As part of the integration efforts, work on developing business plans for the new bank SEB Swedbank's four divisions and other main areas, is under way. The leading star in all integration efforts is to make the changes positive for our various customer groups. Discussions with the Merger Task Force of EU have been initialised."

THE GROUP

Summary of operating result per division and business area

SEK M	January-March 2001	January-March 2000	Change per cent
Personal Banking Sweden	526	615	-14
Personal Banking International	12	119	-90
SEB Germany *	125	124	1
Corporate and Institutions			
Merchant Banking	917	671	37
Enskilda Securities	150	396	-62
Mid Corporate	331	338	-2
SEB Securities Services	125	173	-28
Investment Management & Life	118	145	-19
The Baltic & Poland	125	72	74
Total all divisions	**2 429**	**2 653**	**-8**
Joint Group incl. capital gain and elimination.	360	533	-32
Operating result	**2 789**	**3 186**	**-12**
Changes in surplus values	-251	473	-153
Total result SEB Group	**2 538**	**3 659**	**-31**

*) –excluding capital gains

Weaker commissions offset by strong trading

Total income decreased by 7 per cent to SEK 8 193 M (8 770) *excluding* changes in surplus values. Vilniaus Bankas was not consolidated in the first quarter of 2000. Thus, the decrease for comparable units was 9 per cent. The decline is entirely explained by lower commission income due to stock market related development. Compared with the fourth quarter of 2000 the decrease was limited to 1 per cent.

Net interest income rose by 6 per cent to SEK 3 070 M (2 883). Personal Banking Sweden showed an increase of 16 per cent, whereas Merchant Banking reported a decrease of 11 per cent. Adjusted for Vilniaus Bankas the increase was 2 per cent. The cost for the governmental deposit guarantee decreased by SEK 50 M.

Net commission income decreased by 21 per cent to SEK 2 933 M (3 702). The income varied significantly between different product areas and parts of the Group. Net commission income from payments rose by 4 per cent, while net commission income from securities fell by 22 per cent in comparison with the first quarter of 2000. The decline was especially pronounced within Enskilda Securities. (Full disclosure is provided in note x.)

Net result of financial transactions increased by 15 per cent to SEK 1 035 M (SEK 900 M including an one-off item of SEK 153 M from sales of Brady bonds) due to favourable results from trading in shares, bonds and derivatives (see further note x.)

A change in market interest rates by one percentage point at 31 March 2001 would result in an increase/decrease in the Group's interest-bearing assets and liabilities, inclusive derivatives, by SEK 2.1 billion.

Other income amounted to SEK 1 155 M (1 285). Of this amount capital gains and one off items accounted for SEK 742 M (793). SEK 503 M was from the sales of shares in OM and EUR 26.6 M (approximately 240) from SEB AG's divestment of shares in Deutsche Börse.

Cost level stable or actually decreasing for comparable entities
Total costs amounted to SEK 5 462 M (5 385). Adjusted for Vilniaus Bankas, which was not included in the first quarter of 2000, costs decreased by 1 per cent. In local currencies costs decreased by 3 per cent.

Efficiency measures within different business areas have decreased costs by 16 percent compared to the fourth quarter 2001. In the e-banking area, for example, development as from January 2001 is carried out within the different divisions. Taken together the costs for e-banking in the first quarter of 2001 amounted to SEK 357 M (184). The cost in the fourth quarter 2000 was SEK 561 M.

Total costs for IT (including calculated cost for own personnel etc.) amounted to SEK 1.3 billion compared with SEK 1.1 billion in the first quarter and with SEK 1.7 billion in the fourth quarter of 2000. Of this, external IT costs were SEK 635 M (491). The cost in the fourth quarter 2000 was SEK 767 M. The action plan to freeze IT-development projects both with regard to the planned merger and the weaker market conditions will keep the total IT-costs for the whole year 2001 at an unchanged or lower level than during 2000.

Rising staff costs by negotiated salary increases and negative exchange rate effects were offset by efficiency measures mainly in Personal Banking Sweden and Merchant Banking and restructuring in SEB Germany. In addition variable performance-related remuneration decreased by 320 SEK m compared to first quarter 2000. Thereby staff *costs*, net, decreased by 10 per cent to SEK 2 738 M (3 040). Staff costs, gross, declined by 5 per cent to SEK 3 036 M (3 211). The compensation for the pension costs included in the gross costs increased to SEK 298 M (171). This also includes the pension insurance scheme that has replaced the earlier profit-sharing system.

SEB has an overfunded pension fund to support pension costs. At the end of March 2001, total assets in the pension funds amounted to SEK 19.4 billion (23.2 at year-end 2000), while commitments was SEK 8.3 billion (8.0). Accordingly the surplus value as per 31 March 2001 amounted to SEK 11.1 billion.

Depreciation amounted to SEK 455 M (427), of which goodwill accounted for SEK 178 M (165).

The remaining *restructuring reserve* for the acquisition of Trygg Hansa in 1997 was SEK 256 M at the beginning of 2001. Of this, SEK 67 M has been utilised during the first quarter.

The acquisition of BfG in January 2000 resulted in a difference between equity and purchase price. The allocation and utilisation of the negative goodwill is described in *Appendix 1*.

Lending losses and doubtful claims
The Group's lending losses, including changes in the value of assets taken over and write-downs, amounted to SEK 182 M, net (281), of which SEK 100 M, net (310), pertained to SEB Germany. The level of lending losses was 0.08 per cent (0.17).

Doubtful claims, net, that is after provisions of possible lending losses, amounted to SEK 8 596 M (8 365 by year-end 2000). The increase is explained by exchange rate changes. The volume of pledges taken over declined to SEK 161 M (213).

Credit portfolio
SEB's total credit exposure amounted to SEK 948 billion, an increase of 22 billion from year-end 2000. The increase can be seen mainly within the corporate sector where the exposure has grown by close to SEK 16 billion, primarily to Swedish manufacturing companies. The lending to the household sector increased by SEK 5 billion of which SEB AG contributed with approximately half and the remaining part is related to mortgage lending within Sweden. Exposure on banks remained stable.

SEB's exposure to the telecommunication industry (operators and manufacturing companies) increased during the first quarter by SEK 2 billion to approximately SEK 14 billion or 1.5 per cent of the credit portfolio. The increase is attributable to short term exposure to existing clients, mainly hedging of foreign exchange exposure. The exposure to the IT sector is stable around SEK 4 billion or 0.4 per cent of the credit portfolio.

SEB's exposure in emerging markets amounted to SEK 10 483 M, net, a decrease of 9 per cent from year-end 2000 (SEK 11 483 M). The decline was mainly due to decreased exposures in Latin America and Eastern and Central Europe. *(See further Appendix 2).*

Non-life insurance business
Operating result for non-life insurance operations amounted to SEK 241 M (52). The increase was mainly due to capital gains of SEK 126 M from sales in the bond portfolio.

One-off items
Total one-off items in the first quarter of 2001 amounted to SEK 869 M (947).

Change in surplus in life insurance operations
The change in surplus in life insurance operations, which is described in detail in *Appendix 3,* was influenced by the negative financial effects due to the stock market trend and amounted to SEK -251 M (SEK 473 M). See further in *Appendix 3.*

Capital base and capital adequacy
On the 31 March 2001, the capital base for the financial group of undertakings (excluding the insurance companies) amounted to SEK 52.9 billion (53.3). Core capital was SEK 36.4 billion (36.5), of which SEK 1.8 billion constituted core capital contribution. *(For calculation of the capital base see Appendix 4).* The risk-weighted assets amounted to SEK 514.7 billion (495.6).

The core capital ratio amounted to 7.08 per cent (7.37 per cent at year-end 2000) and the total capital ratio to 10.27 per cent (10.76). This is in line with the Group's goal to maintain a core capital ratio of at least 7 per cent and a total capital ratio of not less than 10 per cent.

If the first quarter results were to be included in the capital base, the core capital ratio would have been 7.35 per cent and the total capital ratio 10.56 per cent.

Rating
In connection with the presentation of the proposed merger of FöreningsSparbanken and SEB all major rating institutes placed SEB's rating under review for a possible upgrade to FöreningsSparbankens's confirmed ratings.

2001 Annual General Meeting
At the Annual General Meeting in April all board members were re-elected. The dividend was set at SEK 4.00 per share.

Stockholm, 4 May, 2001
Lars H. Thunell
President and Group Chief Executive

The interim report for January-June 2001 will be published on 23 August 2001. SEB's reports are available on the Internet (www.seb.se; www.seb.net).

Additional information is available from:
Gunilla Wikman, Head of Group Communications, +46 8 763 81 25
Lotta Treschow, Head of Investor Relations, +46 8 763 95 59

This report has not been reviewed by the auditors of the Bank.

THE DIVISIONS AND BUSINESS AREAS

As of 2001, SEB's operations are organised into six divisions: Personal Banking Sweden, Personal Banking International, SEB Germany (former BfG less merchant banking operations), Corporate & Institutions, Investment Management & Life and The Baltic & Poland.

Personal Banking Sweden – rising net interest earnings and lower costs

The Personal Banking Sweden division has responsibility for the SEB Group's retail- and private-banking customers in Sweden. The organisation contains the earlier retail operations within SEB - with the branch office network, the telephone bank and the Internet services - as well as SEB Enskilda Banken.

For the first quarter of 2001 Personal Banking Sweden shows an operating result of SEK 526 M (pro forma SEK 615 M for the corresponding period of 2000).

The result has to a large extent been affected by the sharp decline on the stock market. The contrast is even bigger if the figures are compared with the first quarter of 2000 (pro forma) when the market situation, on the other hand, was extremely favourable. A comparison with the second half of last year, however, shows stable equity earnings – despite the continued weak market situation.

The decrease in commissions is also offset by a positive development of net interest income, continued low credit losses and decreasing costs – with, for example, the staff costs at the same level as in January-March 2000.

Net interest income increased by 16 per cent. The strong rise comes from increase in both volumes and margins. A specifically strong area is housing loans (mortgages) with growth in both net interest and in volumes. Another example is Enskilda Banken, Private Customers, where the net growth in volumes under management is SEK 2.8 billion, mainly due to an increased "share of wallet" from existing SEB-customers.

Since the end of last year, the monthly rate of new internet-customers is growing at a level of 12 500 new private customers and 1 000 new corporate customers. In total, the number of Internet customers of Personal Banking Sweden now is 591 000.

Within the Personal Banking Sweden division there is now a number of activities to further increase income and decrease costs. Examples are programmes for intensified and closer activity toward various customer segments, cuts in the project portfolio and continued efficiency measures.

Personal Banking International

The activities of Personal Banking International include SEB Kort, Private Banking in Luxembourg, the UK, Switzerland, Norway, Denmark and e-banking in Denmark and the UK. SEB AG´s (former BfG´s) private banking business in Luxembourg has been merged with SEB in Luxembourg and is included in the division from 2001.

The operating result for the division was SEK 12 M (119).

Personal Banking International excluding SEB Kort

With the prevailing stock market situation, SEB has chosen to concentrate the resources on markets in which the Group already has broader activities. Thus, the planned marketing launch in spring of the e-banking and e-brokerage service that was recently opened in the UK has been cancelled due to the decision to suspend the launch of a stand-alone e-banking venture.

In Denmark the total number of e-banking customers is approximately 10 000. In Norway there will be a soft launch of e-banking in order to support existing Private Banking at the end of the second quarter. The launch will be carried out gradually step by step, just as in Denmark, without any large-scale marketing launch.

Development of the e-banking concept in Luxembourg was completed during the first quarter. SEB has an existing private banking business in Luxembourg, with a customer base and skilled

advisors. E-banking creates a new channel for the customer to use SEB's services. According to plan this channel will be operational in late May.

In February, e-Asia Finance, a joint venture between SEB, Ankar Capital Management, Tata Consultancy Services and Compass ventures was announced. The aim is to supply Asian corporate customers with the technical platform for e-banking and e-brokerage solutions.

The units within Personal Banking International showed a combined result of SEK -69 M (4) consisting of two different parts. One part is the profitable private-banking business in Luxembourg and Switzerland, negatively affected by the low activity level on the financial markets. The other is the development cost for e-banking, generating negative results for the UK, Denmark and Norway. However, with actions taken to suspend further launches under prevailing market conditions, these costs are significantly lower than in the fourth quarter last year and will not increase further.

SEB Kort

The turnover increased by 6 per cent and the outstanding credit volume increased by 11 per cent, which shows a continued interest for card payments. The total income did not increase correspondingly. A majority of the cards are "pay later" cards which are inversely affected by raising interest rates.

Costs increased by 10 per cent due to increased staff costs and IT-related expenditures. The number of personnel has increased primarily within the IT and sales areas. Increased turnover resulted in higher costs for systems operations. There was also ongoing development in new systems.

Incurred losses and fraud show a continued negative trend. This increased volume resulted in higher reserves than in previous quarters. The operating result decreased by 28 per cent to SEK 81 M.

Eurocard in Sweden has in co-operation with Ericsson developed a mobile payment solution. The test is being carried through now in selective shops. One hundred chosen Eurocard cardholders will be able to pay their purchases with a virtual Eurocard via Ericsson's mobile telephone R520m. The aim of this test is to measure if the customer rates this type of payment as simpler, quicker and more convenient than other methods of payment, for example cash and cards.

Corporate & Institutions

The Corporate & Institutions division is focused on medium sized and large corporate and financial institutions. The division consists of the business areas Merchant Banking, Mid Corporate, Enskilda Securities and SEB Securities Services (custody).

The operating result of the division for January-March 2001 was SEK 1 511 M (SEK 1 574 M) despite the prevailing financial market climate. Merchant Banking is making very good results thanks to good performance within the Fixed Income and Debt Capital Market product areas due to high customer activity. Enskilda Securities is the business area that is most negatively affected by the market conditions.

Great effort has been made to increase customer penetration in the Mid Corporate segment.
The division has further increased its focus on the use of capital and is still working with the aim of keeping the costs on a competitive level. IT costs have increased during the first quarter due to necessary investments in order to adapt to the new SWIFT-standards. The total costs are lower than last year mainly due to reduced staff costs.

Merchant Banking – right on track for the 6th consecutive quarter

The strong momentum continued for Merchant Banking. Operating result amounted to SEK 917 M, an increase of 37 per cent compared to the first quarter last year. This was the second best quarterly result to date for Merchant Banking, only exceeded by the fourth quarter of 2000. Customer related income continued to show a positive development, up 9 per cent compared to the first quarter of 2000. Costs were 5 per cent lower than last year and the cost/income-ratio improved to 0,45 (0,54).

The growing customer related income was mainly attributable to good performance within the Foreign Exchange and Fixed Income areas. This is the main explanation for the higher net result of financial transactions, but it is also explained buy a strong first quarter for Treasury Operations. The decreased spread between short and long interest rates has had a negative effect on Treasury Operation's net interest income. The lower net interest income is also partly due to a decrease in capital utilisation.

The Debt Capital Markets and Structured Finance product areas also performed well despite tough market conditions.

This year's customer surveys confirm and enhance the latest years' trend and reinforce Merchant Banking's leading position in its key markets. For example, Greenwich Associates' yearly market survey of the financial markets in Sweden ranked SEB as number one in "overall relationship performance" in the large corporate sector, for both quality and number of important relationships. Also Foreign Exchange Services was ranked number one in overall quality and had the largest estimated market share. The number one position was also achieved within the Cash Management area, which both in terms of overall services index and number of clients outperformed the competitors. In another recent survey, conducted by Euromoney, credit research teams in Europe were ranked and SEB made it into the league tables for the first time and as the only Scandinavian bank.

Merchant Banking continued its long-term strategy to lower its utilised capital. This was achieved through lower credit, market and operational risk levels. The risk weighted assets within Merchant Banking's corporate lending portfolio (excluding structured products) have decreased by 6 per cent compared to a year ago. During January-March 2001 the average daily Value at Risk was SEK 58 M, which is the same level as in the first quarter last year.

As from January 2001 the result from the German trading activity and the large corporate segment, previously reported within SEB AG (BfG), is included in Merchant Banking. Year 2000 figures have been restated accordingly.

SEB Mid Corporate

The new business area SEB Mid Corporate comprises two units - Mid Corporate (the corporate part of the former Retail Distribution business area) and the finance company SEB Finans. SEB Mid Corporate is specialising in and focusing on tailor-made solutions for medium-sized companies.

The business area reached a result of SEK 331 M, down 2 per cent compared to last year's pro forma result. Net interest income showed a strong development, primarily due to higher margins on the deposit stock. Commission income decreased due to the recession in the stock market.

The majority of the result comes from Mid Corporate SEK 271 M (SEK 257 M pro forma for the first quarter last year). SEB Finans accounted for SEK 60 M compared to SEK 81 M last year.

SEB Finans' decreasing result is a consequence of weak sales during the third and fourth quarter of 2000, which backlogs the result to a certain extent.

Enskilda Securities – lower result in a weak market

In the first quarter stock market activity as well as market capitalisation decreased significantly compared to the first quarter in 2000, which was the best quarter to date in the investment banking industry. The turnover fell on all Nordic exchanges and the equity capital market activity was sharply lower than last year.

In these less friendly market conditions, Enskilda Securities continued to strengthen its positions in the Nordic equity markets, especially in Norway, Finland and Denmark. On all these exchanges Enskilda Securities has a market share exceeding 10 per cent. Enskilda Securities' equity trading turnover was the highest ever in the first quarter and increased by 21 per cent compared to the same period in 2000.

Enskilda Securities' total income decreased by 44 per cent. All product areas show decreased revenues. However, secondary commission, which is the single most important source, has held up well. The bulk of the fall in revenues is related to trading, which is by nature more volatile. Also Equity Capital Markets and Mergers and Acquisitions experienced revenue losses, but in these areas there is now a healthy and growing order backlog, which should translate into stronger revenues in the coming quarters.

Total costs fell by 33 per cent, which is primarily an effect of a reduced provision for bonus payments to employees due to lower earnings. Pre-bonus costs increased by 4 per cent, mainly due to higher IT-costs.

The operating result for the first quarter was SEK 150 M, which is 62 per cent down from last year.

SEB Securities Services

The operating result of SEB´s custody service unit decreased by 28 per cent, to SEK 125 M. Income remained at the same level as in 2000, SEK 247 M, with the help of increased volumes. The number of transactions rose by 15 per cent to 973 000 and assets under custody increased by 18 per cent to SEK 2 089 billion. Total costs increased by 54 per cent, to SEK 122 M as a result of major investments during the first quarter, primarily within the IT-sector, and rising transaction volumes.

The market shares of the various segments remained stable, ranging between 30 and 75 per cent.

SEB Germany

As from 2 April the German subsidiary BfG Bank AG has changed its name to SEB AG. A nation-wide marketing campaign is now ongoing to create customer awareness for the new brand within the future target customer groups.

Operations in the old BfG Bank has been changed in the following way:

The private banking unit in Luxembourg has been merged with SEB in Luxembourg and is now a part of division Personal Banking International. The merchant banking activities (Corporate Customer Division and Trading) as well as Skandinaviska Enskilda Banken AG in Germany (a subsidiary of SEB AG as from 1 January), have joined the Merchant Banking business area within the Corporate & Institutions division of the SEB Group.

Retail and personal banking, institutions and real estate activities, have been formed into division SEB Germany.

Total result of SEB Germany amounted to SEK 364 M (SEK 124 M). The profit and loss account in SEK has been affected by exchange rate fluctuations. Total income for SEB Germany rose by 5 per cent in SEK, but was down 1 per cent in euro. Total costs increased by 2 per cent in SEK, but decreased by 4 per cent in euro. The drop in total income depends on the reduction of capital employed by EUR 500, which has reduced net interest income by SEK 54 M.

Net interest earnings, SEK 1 027 M, are stable whereas net commission income, SEK 347 M, has been affected by the negative markets.

During the first quarter, SEB AG sold its shares in Deutsche Börse, which generated a profit of EUR 26.6 M (approximately SEK 240 M).

The mutual funds in BfG Invest and ImmoInvest had a continuously good net inflow (SEK 880 M). In spite of this, and due to the market development, Assets under Management have gone down somewhat to SEK 105 billion.

Risk weighted assets have been further reduced by almost SEK 5 billion, and e-banking customers have increased by another 10 000, to over 158 000.

The restructuring programme is continuing. The number of full time employees has been reduced by a further 275 compared to year-end 2000. During the first quarter apprentices have been hired, resulting in a net reduction by 170 full time employees.

Costs are well under control, down 4 per cent in euro, and credit losses have been moderate.

The legal entity SEB AG comprises all activities within SEB Germany and the above-mentioned merchant banking operations including those of Skandinaviska Enskilda Banken AG. The legal entity will be reported as additional information for continuity with the acquired BfG Bank.
Figures in euro for the legal German entity are presented in *Appendix 4*. They correspond to the previous BfG Group, but with the addition of Skandinaviska Enskilda Banken AG in Germany.

The figures for 2000 have in both cases been restated for the internal purchase and sale of Skandinaviska Enskilda Banken AG in Germany and BfG Luxembourg respectively, and are hence comparable.

Investment Management & Life

The division comprises the SEB Invest (former SEB Invest & Funds) and SEB Trygg Liv business areas and accounts for the SEB Group's business within mutual funds, institutional portfolio management and life insurance products. The division is affected by the downward trend on stock markets both concerning the demand of savings products and the effect of the so-called surplus values in the life insurance business. The operating result, before change in surplus values, amounted to SEK 118 M (145). Total result, after change in surplus values, was SEK –133 M (618), where the financial effects, due to the negative stock market development, had an impact of SEK –644 M (294).

The division's revenues, excluding change in surplus values, increased to SEK 774 M (772).
Costs increased by 4 per cent to SEK 653 M (625).

As per 31 March 2001, total assets within the division managed by SEB Invest, amounted to SEK 562 billion (581). Of this total, portfolio management accounted for SEK 132 billion (119), traditional life insurance for SEK 254 billion (246) and mutual funds and unit linked insurance for SEK 176 billion (216). Since year-end total assets under management has decreased by 5 per cent.

During the first quarter seven of the ten external funds that where introduced in SEB's range of funds in 2000, were made available as unit linked insurance. Supplementary external funds will be introduced during the spring.

SEB Invest

SEB Invest (reported together with Private Banking as Asset Management in 2000) showed an operating result of SEK 167 M (162), an improvement of 3 per cent.

Revenues increased by 8 per cent to SEK 409 M (380). Lower costs for distribution of mutual funds compensated the drop in stock prices. Net sales increased from SEK 6 billion to SEK 11 billion, above all due to an increase in institutional mandates. Costs rose by 11 per cent to SEK 242 M (218), mainly due to recruitment within asset allocation, hedge products and the mutual fund sales organisation. Costs were 11 per cent lower than in the fourth quarter of 2000.

During February it was formally decided that the business area should be incorporated. It is estimated that the incorporation will be completed by 1 January 2002.

Two new mutual funds were launched in the first quarter: SEB Opportunity Europe, for the Premium Pension programme, and SEB Global Chance/Risk, to strengthen the range of the prosperous chance/risk concept. The Financial Supervisory Authority granted the permission to merge 19 funds into 9. The purpose is to streamline and simplify the range of funds for the customers. The merger of funds will take place in May 2001.

SEB Trygg Liv

The negative stock market development and the relatively low expire of bonds during the introduction of 2001, has negatively affected SEB Trygg Liv's sales, compared to the first quarter 2000 when the market situation was exactly the opposite. Sales (new business plus extra premiums on existing insurance contracts) amounted to SEK 2,786 M (4,368), a decrease of 36 per cent (compared with an increase by 70 per cent). Premiums written decreased by 24 per cent to SEK 4,357 M (5,748).

The ongoing market conditions mainly affect sales of single premium insurance, which decreased by 41 per cent. The market for current premium insurance is not as sensitive to weakening stock markets and the decrease in sales was limited to 5 per cent. The share of current premium insurance amounted to 24.9 per cent (16.7). A prominent rise was recorded for employer-paid insurance and especially occupational pension that rose by 49 per cent.
Revenues decreased by 7 per cent to SEK 364 M (391), mainly due to lower asset values in unit-linked. Costs increased by 1 per cent to SEK 413 M (408), which is 10 per cent lower than in the fourth quarter 2000. The operating result, before change in surplus values, amounted to SEK –49 M (SEK -17 M). Total result after change in surplus value decreased to SEK –300 M (SEK 456 M). This result is heavily affected by the financial effects in calculating the surplus value. Excluding these financial effects, the result increased to SEK 344 M (162) *See Appendix 3.*

In surveys among life insurance brokers made by the company Marknadsindikator, it is stated a more and more positive attitude towards SEB Trygg Life in comparison to other life insurance companies. This is regarded as a result of the deliberate and consequent commitment to improve the relationship with brokers. Sales through brokers, especially employer-paid insurance, rose by 20 per cent compared to last year.

SEB Trygg Liv's ambition is to continue to develop the business within occupational pension and other life insurance services and products paid by the employer, and to secure the strong position in the market for private individuals. The main sales focus is on unit linked insurance, which represents the absolute majority of the sales.

The Baltic & Poland – continued result improvement

The Baltic & Poland division comprises the three Baltic banks, Eesti Ühispank, Latvijas Unibanka and Vilniaus Bankas, as well as SEB´s holding in the Polish Bank Ochrony •rodowiska, BOS.

The Baltic banks are today wholly owned subsidiaries of SEB.

The operating result of the division was SEK 125 M, an increase of 74 per cent compared to the first quarter of 2000, when Vilniaus Bankas was not consolidated. Pro forma, with full consolidation of Vilniaus Bankas during the first quarter of 2000, operating result increased by 25 per cent.

In March 2001, SEB acquired another 6 per cent of the shares in BOS. SEB's ownership in BOS has thereby increased to 38 per cent.

The merger with FöreningsSparbanken

On 22 February it was announced that the Boards of Directors of FöreningsSparbanken and SEB had proposed to merge the two companies. The name of the new group will be SEB Swedbank.

The two groups complement each other well. The merger creates Sweden's leading financial group with a stronger range of products and services for customers in Sweden and good opportunities for continued growth as a European financial group.

The new group will have 35 000 employees, whereof 19 000 in Sweden, total assets of approximately SEK 2 000 billion and SEK 1 300 billion in assets under management, and a joint market value of about SEK 150 billion. FöreningsSparbanken and SEB will merge as equal parties, creating one of the 25 largest banks in Europe.

The merger is expected to yield annual cost savings of SEK 2.5-3.0 billion, mainly at a central level, within the IT area, within the product companies but also as a result of overlapping branch office networks. No dismissals will occur as a consequence of the merger. However, the number of employees is expected to be reduced by 2 000 persons during a three-year period, which is expected to happen through natural retirement. The merger is expected to generate restructuring costs of approximately SEK 4 billion, which will be covered over time by payments from pension funds and the sale of branches to independent savings banks and jointly owned banks. Increases in income due to the merger are expected to, by a margin, exceed any reductions in income the merger may cause.

The vision of the new group is to create a leading customer oriented European financial group based upon a broad Swedish base, through a combination of personal service/advice, local presence and modern technology.

The merger is conditional upon e.g. the approval of the extraordinary general meetings of the two banks and the necessary approval from the Government and the appropriate authorities, including the EU. Depending on whether the EU decides to simply review or thoroughly investigate the merger, a decision will be announced either in late June or in November.

Prior to the merger, integration planning will be led by an integration committee. Eighteen project teams, covering the entire new group, have been formed with the assignment to plan the forthcoming integration.

The Boards of Directors of both banks have unanimously recommended the shareholders to vote in favour of the merger.

The SEB Group

Operational Profit and Loss Account

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
Net interest income	3 070	2 883	6	11 616
Net commission income	2 933	3 702	-21	13 846
Net result of financial transactions	1 035	900	15	3 552
Other operating income	1 155	1 285	-10	3 644
Total income	**8 193**	**8 770**	**-7**	**32 658**
Staff costs	-3 036	-3 211	-5	-12 761
Pension compensation	298	171	74	943
Other operating costs	-2 269	-1 918	18	-8 751
Depreciations	- 455	- 427	7	-1 763
Total costs	**-5 462**	**-5 385**	**1**	**-22 332**
Net credit losses	- 182	- 281	-35	- 890
Net result from associated companies	- 1	30	-103	95
Operating profit from non-life insurance operations	241	52		212
Operating result	**2 789**	**3 186**	**-12**	**9 743**
Change in surplus value in life insurance operations	- 251	473	-153	337
Total result	**2 538**	**3 659**	**-31**	**10 080**
Taxes	- 800	- 638	25	-2 856
Taxes on change in surplus values	70	- 132	-153	- 94
Minority interests	- 29	- 124	-77	- 245
Total result after tax	**1 779**	**2 765**	**-36**	**6 885**

According to the Swedish Financial Supervisory Authority's guidelines and recommendations results from the banking and insurance operations should be separated in the profit and loss account as from 2001. SEB adopted these instructions already in 2000. In addition to the legal accounts SEB is also presenting an operational profit and loss account. As from 2001 SEB has chosen to show the changes in surplus value as a separate item in the income statement.

The SEB Group

Key figures

	January-March 2001	January-March 2000	Full year 2000
Return on equity, %	18.4	25.3	16.9
Return including change in surplus values, %	15.8	27.2	16.5
Return on equity, 12 months moving average, %	14.5	15.0	16.9
Return including change in surplus values, 12 months moving average, %	13.1	17.1	16.5
Earnings per share, SEK	2.78	3.44	9.43
Earnings per share (Total result after tax), SEK	2.52	3.92	9.77
Income/cost ratio, SEB Group	1.50	1.63	1.46
Income/cost ratio, banking operations	1.45	1.60	1.42
Cost/income ratio, SEB Group	0.67	0.61	0.68
Cost/income ratio, banking operations	0.69	0.62	0.70
Lending loss level, %	0.08	0.17	0.12
Provision ratio for doubtful claims, %	48.8	51.7	49.1
Level of doubtful claims, %	1.39	1.09	1.35
Total capital ratio, %	10.27	9.90	10.76
Core capital ratio, %	7.08	6.73	7.37

The SEB Group

Operational Profit & Loss Account, quarterly performance

SEK M	2001:1	2000:4	2000:3	2000:2	2000:1
Net interest income	3 070	2 898	2 849	2 986	2 883
Net commission income	2 933	3 507	3 400	3 237	3 702
Net result of financial transactions	1 035	1 294	786	572	900
Other operating income	1 155	598	394	1 367	1 285
Total income	**8 193**	**8 297**	**7 429**	**8 162**	**8 770**
Staff costs	-3 036	-3 391	-3 072	-3 087	-3 211
Pension compensation	298	227	226	319	171
Other operating costs	-2 269	-2 847	-1 891	-2 095	-1 918
Depreciations	- 455	- 508	- 409	- 419	- 427
Total costs	**-5 462**	**-6 519**	**-5 146**	**-5 282**	**-5 385**
Net credit losses etc	- 182	- 112	- 247	- 250	- 281
Net result from associated companies	- 1	20	23	22	30
Operating profit from non-life insurance operations	241	43	36	81	52
Operating result	**2 789**	**1 729**	**2 095**	**2 733**	**3 186**
Change in surplus values in life insurance operations	- 251	- 269	179	- 46	473
Total result	**2 538**	**1 460**	**2 274**	**2 687**	**3 659**
Taxes	- 800	- 613	- 719	- 886	- 638
Taxes on change in surplus values	70	76	- 50	12	- 132
Minority interests	- 29	- 36	- 64	- 21	- 124
Total result after tax	**1 779**	**887**	**1 441**	**1 792**	**2 765**

The SEB Group

Net commission income

SEK M	2001:1	2000:4	2000:3	2000:2	2000:1
Payments	283	286	296	276	300
Cards	445	426	375	401	375
Issue of securities	49	114	195	156	76
Custody and mutual fund	931	1 170	1 028	1 013	982
Courtage shares	662	659	724	679	1 004
Courtage other	47	47	36	52	51
Lending	105	116	166	129	114
Deposits	16	1	11	27	28
Guarantees	31	35	29	33	34
Advisory	89	241	199	211	293
Derivatives	79	32	46	66	40
Other	106	91	74	40	104
SEB AG and The Baltic	602	756	595	556	727
Commission income 1)	**3 445**	**3 974**	**3 774**	**3 639**	**4 128**
Payments	- 246	- 209	- 226	- 221	- 210
Securities	- 102	- 59	- 66	- 39	- 73
Other	- 58	- 69	- 16	- 45	- 44
SEB AG and The Baltic	- 106	- 130	- 66	- 97	- 99
Commission costs	**- 512**	**- 467**	**- 374**	**- 402**	**- 426**
Payments	482	503	445	456	465
Securities	1 587	1 931	1 917	1 861	2 040
Other	368	447	509	461	569
SEB AG and The Baltic	496	626	529	459	628
Net commission income	**2 933**	**3 507**	**3 400**	**3 237**	**3 702**

1) Enskilda Securities					
Issue of securities	34	95	133	142	64
Courtage shares	343	378	456	335	451
Advisory	78	233	177	196	284
Derivatives	71	20	33	51	18
Other	10	18	13	55	4
Commission income	**536**	**744**	**812**	**779**	**821**

The SEB Group

Net result financial transactions

Mkr	2001:1	2000:4	2000:3	2000:2	2000:1
Skandinaviska Enskilda Banken 1)	419	621	288	198	74
Enskilda Securities	181	145	159	67	311
SEB AG	49	64	61	44	148
Other	37	12	1	13	3
Realised and unrealised	**686**	**842**	**509**	**322**	**536**
Exchange rate fluctuations	349	448	291	262	367
Redemptions of bonds		4	- 14	- 12	- 3
Net result financial transactions	**1 035**	**1 294**	**786**	**572**	**900**

1) Dividend on shares in trading portfolio amounts to SEK 193 M in 2001:1, in 2000:2 corresponding amount of SEK 134 M was reported as dividend

'he SEB Group

)perational Profit and Loss Account by division

anuary-March 2001, SEK M	Personal Banking Sweden	Personal Banking International	SEB Germany	Corporate & Institutions	Investment Management & Life	The Baltic & Poland	Other incl eliminations	SEB Group
let interest income	812	73	1 027	1 100	19	278	- 239	3 070
let commission income	541	409	347	1 001	556	124	- 45	2 933
let result of financial transactions	17	22	13	915	- 7	71	4	1 035
)ther income	45	7	276	54	206	66	501	1 155
otal income	**1 415**	**511**	**1 663**	**3 070**	**774**	**539**	**221**	**8 193**
taff costs	- 454	- 171	- 680	- 944	- 274	- 161	- 352	-3 036
'ension compensation	105	3		70	13	1	106	298
)ther operating costs	- 513	- 275	- 447	- 655	- 368	- 93	82	-2 269
)epreciations	- 10	- 15	- 92	- 50	- 24	- 84	- 180	- 455
otal costs	**- 872**	**- 458**	**-1 219**	**-1 579**	**- 653**	**- 337**	**- 344**	**-5 462**
let credit losses etc	- 17	- 24	- 100	20		- 78	17	- 182
let result from associated companies		- 17	20		- 3	1	- 2	- 1
)perating profit from non-life insurance perations							241	241
)perating result	**526**	**12**	**364**	**1 511**	**118**	**125**	**133**	**2 789**
:hange in surplus values in life insurance perations					- 251			- 251
otal result	**526**	**12**	**364**	**1 511**	**- 133**	**125**	**133**	**2 538**

Personal Banking Sweden

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	812	701	16
Net commission income	541	876	-38
Net result of financial transactions	17	16	6
Other operating income	45	5	
Total income	**1 415**	**1 598**	**-11**
Staff costs	- 454	- 531	-15
Pension compensation	105	73	44
Other operating costs	- 513	- 475	8
Depreciations	- 10	- 11	-9
Total costs	**- 872**	**- 944**	**-8**
Net credit losses	- 17	- 39	-56
Operating result	**526**	**615**	**-14**

Personal Banking International

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	73	111	-34
Net commission income	409	446	-8
Net result of financial transactions	22	25	-12
Other operating income	7	12	-42
Total income	**511**	**594**	**-14**
Staff costs	- 171	- 167	2
Pension compensation	3	8	-63
Other operating costs	- 275	- 244	13
Depreciations	- 15	- 14	7
Total costs	**- 458**	**- 417**	**10**
Net credit losses	- 24	- 10	140
Net result from associated companies	- 17	- 48	-65
Operating result	**12**	**119**	**-90**

SEB Kort

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	23	37	-38
Net commission income	293	273	7
Net result of financial transactions			
Other operating income	3	7	-57
Total income	**319**	**317**	**1**
Staff costs	- 91	- 84	8
Pension compensation	3	8	-63
Other operating costs	- 118	- 107	10
Depreciations	- 8	- 9	-11
Total costs	**- 214**	**- 192**	**11**
Net credit losses	- 24	- 10	140
Operating result	**81**	**115**	**-30**

Personal Banking International excl SEB Kort

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	50	74	-32
Net commission income	116	173	-33
Net result of financial transactions	22	25	-12
Other operating income	4	5	-20
Total income	**192**	**277**	**-31**
Staff costs	- 80	- 83	-4
Pension compensation			
Other operating costs	- 157	- 137	15
Depreciations	- 7	- 5	40
Total costs	**- 244**	**- 225**	**8**
Net credit losses	- 17	- 48	-65
Operating result	**- 69**	**4**	

SEB Germany

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	1 027	1 003	2
Net commission income	347	490	-29
Net result of financial transactions 1)	13	- 11	
Other operating income	276	99	179
Total income	**1 663**	**1 581**	**5**
Staff costs	- 680	- 663	2
Other operating costs	- 447	- 446	
Depreciations	- 92	- 88	5
Total costs	**-1 219**	**-1 197**	**2**
Net credit losses	- 100	- 310	-65
Net result from associated companies	20	50	-60
Operating result	**364**	**124**	**194**

Corporate & Institutitions

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	1 100	1 182	-7
Net commission income	1.001	1 435	-30
Net result of financial transactions	915	706	30
Other operating income	54	41	32
Total income	**3 070**	**3 364**	**-9**
Staff costs	- 944	-1 221	-23
Pension compensation	70	46	52
Other operating costs	- 655	- 574	14
Depreciations	- 50	- 43	16
Total costs	**-1 579**	**-1 792**	**-12**
Net credit losses	20	2	
Operating result	**1 511**	**1 574**	**-4**

Merchant Banking

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	634	716	-11
Net commission income	324	318	2
Net result of financial transactions	640	381	68
Other operating income	39	24	63
Total income	**1 637**	**1 439**	**14**
Staff costs	- 488	- 499	-2
Pension compensation	45	30	50
Other operating costs	- 281	- 293	-4
Depreciations	- 19	- 19	0
Total costs	**- 743**	**- 781**	**-5**
Net credit losses	23	13	77
Operating result	**917**	**671**	**37**

Mid Corporate

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	466	443	5
Net commission income	72	99	-27
Net result of financial transactions	20	20	0
Other operating income	9	10	-10
Total income	**567**	**572**	**-1**
Staff costs	- 118	- 107	10
Pension compensation	17	11	55
Other operating costs	- 125	- 117	7
Depreciations	- 2	- 2	0
Total costs	**- 228**	**- 215**	**6**
Net credit losses	- 8	- 19	-58
Operating result	**331**	**338**	**-2**

Enskilda Securities

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	- 48	- 31	55
Net commission income	422	843	-50
Net result of financial transactions	245	289	-15
Other operating income	3	3	0
Total income	**622**	**1 104**	**-44**
Staff costs	- 294	- 577	-49
Other operating costs	- 155	- 118	31
Depreciations	- 28	- 21	33
Total costs	**- 477**	**- 716**	**-33**
Net credit losses	5	8	-38
Operating result	**150**	**396**	**-62**

SEB Securities Services

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	51	57	-11
Net commission income	183	175	5
Net result of financial transactions	10	16	-38
Other operating income	3	4	-25
Total income	**247**	**252**	**-2**
Staff costs	- 41	- 35	17
Pension compensation	7	5	40
Other operating costs	- 87	- 48	81
Depreciations	- 1	- 1	0
Total costs	**- 122**	**- 79**	**54**
Operating result	**125**	**173**	**-28**

Investment Management & Life

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	19	14	36
Net commission income	556	554	0
Net result of financial transactions	- 7		
Other operating income	206	204	1
Total income	**774**	**772**	**0**
Staff costs	- 274	- 255	7
Pension compensation	13	8	63
Other operating costs	- 368	- 359	3
Depreciations	- 24	- 19	26
Total costs	**- 653**	**- 625**	**4**
Net result from associated companies	- 3	- 2	50
Operating result	**118**	**145**	**-19**
Change in surplus value in life insurance operations	- 251	473	-153
Total result	**- 133**	**618**	**-122**

SEB Invest

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	6	1	
Net commission income	401	379	6
Net result of financial transactions	1	-4	-125
Other operating income	1	4	-75
Total income	**409**	**380**	**8**
Staff costs	-135	-123	10
Pension compensation	13	8	63
Other operating costs	-111	-98	13
Depreciations	-9	-5	80
Total costs	**- 242**	**-218**	**11**
Net credit losses			
Operating result	**167**	**162**	**3**

SEB Trygg Liv

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	13	13	0
Net commission income	12	17	-29
Net result of financial transactions	- 8	4	
Other operating income	348	358	-3
Total income	**365**	**392**	**-7**
Staff costs	- 139	- 132	5
Other operating costs	- 257	- 261	-2
Depreciations	- 15	- 14	7
Total costs	**- 411**	**- 407**	**1**
			0
Net result from associated companies	- 3	- 2	50
Operating result	**- 49**	**- 17**	**188**
Change in surplus value in life insurance operations	- 251	473	-153
Total result	**- 300**	**456**	**-166**

The Baltic & Poland

SEK M	January-March 2001	January-March 2000	Change per cent
Net interest income	278	121	130
Net commission income	124	64	94
Net result of financial transactions	71	26	173
Other operating income	66	13	
Total income	**539**	**224**	**141**
Staff costs	- 161	- 72	124
Pension compensation	1		
Other operating costs	- 93	- 54	72
Depreciations	- 84	- 43	95
Total costs	**- 337**	**- 169**	**99**
Net credit losses	- 78	- 1	
Net result from associated companies	1	18	-94
Operating result	**125**	**72**	**74**

The SEB Group

Balance sheet

SEK M	31 March 2001	31 March 2000	31 December 2000
Lending to credit institutions	153 258	197 250	164 673
Lending to the public	612 967	582 512	605 759
Interest-bearing securities	167 051	133 716	158 047
- Financial fixed assets	*4 988*	*7 705*	*4 736*
- Financial current assets	*162 063*	*126 011*	*153 311*
Shares and participations	*17 581*	*21 700*	*8 688*
Assets used in the insurance operations	64 029	74 669	71 749
Other assets	132 059	130 706	113 894
Total assets	**1 146 945**	**1 140 553**	**1 122 810**
Liabilities to credit institutions	205 126	229 938	217 364
Deposits and borrowing from the public	439 591	407 093	419 887
Securities issued, etc.	200 861	205 685	199 103
Liabilities of the insurance operations	63 070	71 133	66 932
Other liabilities and provisions	164 670	155 526	146 505
Subordinated liabilities	29 882	31 682	31 410
Shareholders' equity 1)	43 745	39 496	41 609
Total liabilities and shareholders' equity	**1 146 945**	**1 140 553**	**1 122 810**

1) Change in shareholders' equity

Mkr	31 mars 2001	31 mars 2000	31 december 2000
Opening balance	41 609	33 006	33 006
New share issue		4 067	4 067
Dividend to shareholders			-2 466
Result, holding of own shares			21
Translation difference	176	- 1	339
Net profit for the period	1 960	2 424	6 642
Closing balance	**43 745**	**39 496**	**41 609**

The SEB Group

Problem loans and seized assets

SEK M	31 March 2001	31 March 2000	31 December 2000
Doubtful claims	16 774	15 398	16 437
Provision for possible lending losses	-8 178	-7 964	-8 072
Doubtful claims, net	**8 596**	**7 434**	**8 365**
Claims subject to interest reduction	436	321	308
Total volume of problem loans	**9 032**	**7 755**	**8 673**
Level of doubtful claims	**1.39**	**1.09**	**1.35**
(Doubtful claims (net) in relation to lending and leasing (net) at end of period, per cent)			
Provision ratio for doubtful claims	**48.8**	**51.7**	**49,1**
(Reserve for possible lending losses in relation to doubtful claims (gross), per cent)			
Pledges taken over			
Buildings and land	47	94	104
Shares and participations	114	516	109
Total volume of pledges taken over	**161**	**610**	**213**

The soft loans of the Group are included among claims subject to interest reduction.

The shortfall in income due to interest deferments was SEK 1 M (SEK 2 M), while unpaid interest on non-performing loans amounted to SEK 59 M (SEK 129 M).

On 31 March 2001, the Group had SEK 122 M (SEK 169 M) in non-performing loans in Sweden on which interest income was reported. These loans are not included among the problem loans, since the corresponding collateral covers both interest and principal.

The SEB Group

Derivative contracts

31 March 2001	Contracts on the asset side		Contracts on the liability side	
SEK M	Book value	Market value	Book value	Market value
Interest-related	22 334	22 334	23 114	23 114
Currency-related	53 355	55 718	47 559	50 831
Equity-related	1 859	1 859	1 065	1 065
Other	5	5		
Total	**77 553**	**79 916**	**71 738**	**75 010**

On 31 March 2001 the notional value of the Group's derivatives contracts amounted to SEK 4 828 billion (SEK 3 878 billion on 31 March 2000).

The book value of derivatives instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations which is the object of hedge accounting.

The SEB Group

Cash flow analysis

SEK M	January-March 2001	January-March 2000	Full year 2000
Cash flow before changes in lending and deposits	-12 020	4 502	10 795
Increase in lending to the public	-7 503	-17 893	-36 262
Increase in deposits from the public	19 704	22 959	27 113
Cash flow, current operations	**181**	**9 568**	**1 646**
Cash flow, investment activities	**-2 414**	**38 470**	**41 291**
Cash flow, financing activities	**230**	**-10 657**	**-20 630**
Cash flow for the period	**-2 003**	**37 381**	**22 307**
Liquid funds at beginning of year	46 532	24 225	24 225
Cash flow for the period	-2 003	37 381	22 307
Liquid funds at end of period	**44 529**	**61 606**	**46 532**

The SEB Group

Statutory Profit and Loss Account

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
Income				
Interest income	*13 853*	*12 350*	*12*	*51 196*
Interest costs	*-10 794*	*-9 482*	*14*	*-39 640*
Net interest income	3 059	2 868	7	11 556
Dividends received *)	221	18		877
Commission income	*3 356*	*4 066*	*-17*	*15 132*
Commission costs	*- 512*	*- 426*	*20*	*-1 669*
Net commission income 1)	2 844	3 640	-22	13 463
Net result of financial transactions 2)	850	895	-5	3 544
Other operating income	989	1 145	-14	2 208
Income from banking operations	**7 963**	**8 566**	**-7**	**31 648**
Costs				
Staff costs	-2 902	-3 092	-6	-12 234
General administrative costs	-1 572	-1 390	13	-5 985
Depreciation and write-downs of tangible and intangible fixed assets	- 440	- 412	7	-1 703
Other operating costs	- 565	- 445	27	-2 360
Costs from banking operations	**-5 479**	**-5 339**	**3**	**-22 282**
Profit/loss from banking operations before credit losses	**2 484**	**3 227**	**-23**	**9 366**
Net credit losses 3)	- 149	- 332	-55	- 858
Change in value of seized assets	15	54	-72	43
Write-down of financial fixed assets	- 48	- 3		- 75
Net result from associated companies	2	32	-94	104
Operating profit from banking operations	**2 304**	**2 978**	**-23**	**8 580**
Operating profit from insurance operations 4)	187	37		220
Operating profit	**2 491**	**3 015**	**-17**	**8 800**
Pension compensation	298	171	74	943
Taxes	- 800	- 638	25	-2 856
Minority interests	- 29	- 124	-77	- 245
Net profit for the period **)	**1 960**	**2 424**	**-19**	**6 642**

*) In 2001 dividend on shares in trading portfolio amounts to SEK 193 M. In 2000 SEK 134 M was reported in second quarter

	January-March 2001	January-March 2000		Full year 2000
**) Earnings per share, SEK	2.78	3.44		9.43
Number of shares	704 557 680	704 557 680		704 557 680

1) Net commission income

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
Payment commissions	658	493	33	2 424
Securities commissions	1 647	1 968	-16	8 137
Other commissions	539	1 179	-54	2 902
Total	**2 844**	**3 640**	**-22**	**13 463**

2) Net result of financial transactions

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
Shares/participations	487	420	16	- 44
Interest-bearing securities	176	190	-7	413
Other financial instruments	47	216	-78	1 693
Realised result	**710**	**826**	**-14**	**2 062**
Shares/participations	- 599	- 72		- 451
Interest-bearing securities	26	- 123	-121	105
Other financial instruments	361	- 96	0	493
Unrealised value changes	**- 212**	**- 291**	**-27**	**147**
Subtotal	**498**	**535**	**-7**	**2 209**
Exchange rate fluctuations	**352**	**363**	**-3**	**1 360**
Redemption of bonds		**- 3**	**-100**	**- 25**
Total	**850**	**895**	**-5**	**3 544**

3) Net credit losses

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
A. Individually appraised receivables:				
Reported write-down, incurred losses	- 293	- 217	35	-3 496
Reversal of previous provisions for possible losses, reported as incurred losses in current years accounts	194	67	190	2 569
Reported provision for possible losses	- 284	- 426	-33	-1 552
Recovered from losses incurred in previous years	106	83	28	612
Reversal of previous provisions for possible losses	122	131	-7	638
Reported net cost for individually appraised receivables	**- 155**	**- 362**	**-57**	**-1 229**
B. Receivables appraised by category:				
Reported write-down, incurred losses	- 27	- 18	50	- 57
Reported provision for possible losses	- 5	- 1		- 8
Recovered from losses incurred in previous years	7	9	-22	24
Withdrawal from reserve for lending losses				
Reported net cost for receivables appraised by category	**- 25**	**- 10**	**150**	**- 41**
C. Allocation to/withdrawal from reserve for political risks abroad	**42**	**61**	**-31**	**363**
D. Contingent liabilities	**- 11**	**- 21**	**-48**	**49**
Total	**- 149**	**- 332**	**-55**	**- 858**

4) Operating profit from insurance operations

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
Non-life operations	242	52		212
Life operations	- 55	- 15		8
Total	**187**	**37**		**220**

Skandinaviska Enskilda Banken

Profit and Loss Account

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
Income				
Interest income	*7 240*	*6 066*	*19*	*27 250*
Leasing income	*147*	*110*	*34*	*459*
Interest costs	*-6 203*	*-4 922*	*26*	*-22 879*
Net interest income 1)				
Dividends received *)	228	22		2 157
Commission income	*1 371*	*1 874*	*-27*	*6 958*
Commission costs	*- 191*	*- 256*	*-25*	*-1 000*
Net commission income 2)	1 180	1 618	-27	5 958
Net result of financial transactions 3)	561	373	50	2 298
Other operating income	774	838	-8	1 990
Total income	**3 927**	**4 105**	**-4**	**17 233**
Costs				
Staff costs	-1 278	-1 544	-17	-6 470
Other administrative expenses	-1 189	- 924	29	-3 985
Depreciation and write-downs of tangible and intangible fixed assets	- 76	- 75	1	- 317
Other operating costs	- 340	- 235	45	-1 282
Total costs	**-2 883**	**-2 778**	**4**	**-12 054**
Profit/loss before credit losses	**1 044**	**1 327**	**-21**	**5 179**
Net credit losses 4)	32	31	3	144
Change in value of seized assets				- 8
Write-down of financial fixed assets				- 658
Operating profit	**1 076**	**1 358**	**-21**	**4 657**
Pension provision	288	171	68	943
Other appropriations**)	- 561	- 539	4	-2 307
Taxes *)	- 183	- 162	13	- 472
Net profit for the period	**620**	**828**	**-25**	**2 821**

*) In 2001 dividend on shares in trading portfolio amounts to SEK 193 M. In 2000 SEK 134 M was reported in second quarter.
**) Group contributions reported directly against equity

1) Net interest income

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
Interest income	7 240	6 066	19	27 250
Leasing income	147	110	34	459
Interest costs	-6 203	-4 922	26	-22 879
Leasing depreciation	- 44	- 33	33	- 148
Total	**1 140**	**1 221**	**-7**	**4 682**

2) Net commission income

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
Payment commissions	190	356	-47	1 416
Securities commissions	767	1 009	-24	3 580
Other commissions	223	253	-12	962

Total	1 180	1 618	-27	5 958

3) Net result of financial transactions

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
Shares/participations				65
Interest-bearing securities	181	74	145	394
Other financial instruments	65	186	-65	725
Realised result	**246**	**260**	**-5**	**1 184**
Shares/participations	- 4	- 106	-96	- 15
Interest-bearing securities	- 9	- 77	-88	- 199
Other financial instruments	43	- 4		211
Unrealised value changes	**30**	**- 187**	**-116**	**- 3**
Exchange rate fluctuations	**285**	**300**	**-5**	**1 117**
Total	**561**	**373**	**50**	**2 298**

4) Net credit losses

SEK M	January-March 2001	January-March 2000	Change per cent	Full year 2000
A. Individually appraised receivables				
Reported write-down, incurred losses	- 48	- 42	14	-1 420
Reversal of previous provisions for possible losses reported as incurred losses in current period's accounts	34	34		1 295
Reported provision for possible losses	- 72	- 138	-48	- 520
Recovered from losses incurred in previous years	53	36	47	372
Reversal of previous provisions for possible losses	23	83	-72	164
Reported net cost for individually appraised receivables	**- 10**	**- 27**	**-63**	**- 109**
B. Receivables appraised by category				
Reported write-down, incurred losses		- 8	-100	- 52
Reported provision for possible losses				- 4
Recovered from losses incurred in previous years		6	-100	22
Withdrawal from provision for lending losses				
Reported net cost for receivables appraised by category		**- 2**	**-100**	**- 34**
C. Allocation to/withdrawal from reserve for political risks abroad	**42**	**60**	**-30**	**279**
D. Contingent liabilities				**8**
Total	32	31	3	144

Skandinaviska Enskilda Banken

Cash flow analysis

SEK M	January-March 2001	January-March 2000	Full year 2000
Cash flow before changes in lending and deposits	-22 945	2 028	7 813
Increase in lending to the public	7 121	-15 681	-31 782
Increase in deposits from the public	13 235	24 188	15 923
Cash flow, current operations	**-2 589**	**10 535**	**-8 046**
Cash flow, investment activities	**-167**	**-17 325**	**-19 546**
Cash flow, financing activities	**-4 372**	**-1 270**	**-3 598**
Cash flow for the period	**-7 128**	**-8 060**	**-31 190**
Liquid funds at beginning of year	45 261	76 451	76 451
Cash flow for the period	-7 128	-8 060	-31 190
Liquid funds at end of period	**38 133**	**68 391**	**45 261**

Skandinaviska Enskilda Banken

Balance sheet

SEK M	31 March 2001	31 March 2000	31 December 2000
Lending to credit institutions	171 147	206 083	184 849
Lending to the public	213 393	204 981	220 493
Interest-bearing securities	132 439	91 832	118 418
- Financial fixed assets	*3 567*	*2 449*	*2 962*
- Financial current assets	*128 872*	*89 383*	*115 456*
Shares and participations	*55 319*	*58 112*	*44 485*
Other assets	108 221	98 957	94 112
Total assets	**680 519**	**659 965**	**662 357**
Liabilities to credit institutions	190 296	183 273	198 618
Deposits and borrowing from the public	247 885	242 915	234 650
Securities issued, etc.	49 762	51 443	52 518
Other liabilities and provisions	136 777	125 715	120 194
Subordinated liabilities	26 591	29 144	28 207
Shareholders' equity 1)	29 208	27 475	28 170
Total liabilities and shareholders' equity	**680 519**	**659 965**	**662 357**

1) Change in shareholders' equity

SEK M	31 mars 2001	31 mars 2000	31 december 2000
Opening balance	28 170	22 294	22 294
New share issue		4 067	4 067
Dividend to shareholders			-2 466
Group contributions, net	416	287	1 436
Result, holding of own shares			21
Translation difference	2	- 1	- 3
Net profit for the period	620	828	2 821
Closing balance	**29 208**	**27 475**	**28 170**

The SEB Group

tatutory Profit and Loss Account / Operational Profit and Loss Account

EK M	January-March 2001	SEB Trygg Liv	Internal trans-actions bank-insurance	Reclassi-fication	January-March 2001	SEK M
et interest income	3 059	11			3 070	Net interest income
vidends received	221			- 221		
et commission income	2 844		89		2 933	Net commission income
et result of financial transactions	850	- 8		193	1 035	Net result of financial transactions
ther operating income	989	347	- 209	28	1 155	Other operating income
come from banking operations	**7 963**	**350**	**- 120**	**0**	**8 193**	**Total income**
aff costs	-2 902	- 137	3		-3 036	Staff costs
				298	298	Pension compensation
eneral administrative costs	-1 572	- 194		1 391		
epreciation and write-downs of tangible and intangible fixed ssets	- 440	- 15			- 455	Depreciations
ther operating costs	- 565	- 55	117	-1 391	-2 269	Other operating costs
osts from banking operations	**-5 479**	**- 401**	**120**	**298**	**-5 462**	**Total costs**
ofit/loss from banking operations before credit losses	**2 484**					
et credit losses	- 149			- 48	- 182	Net credit losses etc
hange in value of seized assets	15					
rite-down of financial fixed assets	- 48			48		
et result from associated companies	2	- 3			- 1	Net result from associated companies
perating profit from banking operations	**2 304**					
perating profit from insurance operations	187	54			241	Operating profit from non-life insurance operations
perating profit	**2 491**	**0**	**0**	**298**	**2 789**	**Operating result**
				- 251	- 251	Change in surplus value in life insurance operations
					2 538	**Total result**
ension compensation	298			- 298		
axes	- 800				- 800	Taxes
				70	70	Taxes on change in surplus values
inority interests	- 29				- 29	Minority interests
et profit for the period	**1 960**	**0**	**0**	**- 181**	**1 779**	**Total result after tax**

Appendix 1 BfG in the SEB Group – Income Statement and Disposition of negative goodwill.

BfG Income Statement (adapted to Swedish Accounting Principles)
EUR M

	Q1 2001	Q1 2000	Q2 2000	Q3 2000	Q4 2000	Full year 2000	Normal quarter 2000
Interest net	127	128	142	126	120	516	129
commissions	41	66	48	54	58	226	56
Net financial transactions	7	2	-4	10	10	18	5
Other income	9	13	7	14	5	39	10
Total income	**184**	**209**	**193**	**204**	**193**	**799**	**199**
Staff cost	-82	-84	-87	-85	-77	-333	-83
Other costs	-65	-70	-80	-69	-81	-300	-75
Total costs	**-147**	**-154**	**-167**	**-154**	**-158**	**-633**	**-158**
Credit losses	-10	-36	-15	-18	-18	-87	-22
Associated companies					2	2	
"Normal" Profit	**27**	**19**	**11**	**32**	**19**	**81**	**20**
One off items	27	18	9			27	
"External" Profit	**54**	**37**	**20**	**32**	**19**	**108**	

Allocation of negative goodwill and other reserves

The acquisition of BfG on January 3, 2000 has given rise to a negative goodwill as the acquisition price was lower than the acquired equity capital. The reason for the existence of the negative goodwill is the expectations that the return of the acquired company is insufficient. Thus, actions will have to be taken to restore the long-term earnings capacity.

The negative goodwill is EUR 382 M. In addition to that, there is a general reserve for bad debt of EUR 111 M and a general reserve for restructuring of EUR 83 M established by BfG before the acquisition. Thus, total reserves to be allocated are EUR 576 M.

During 2000, measures have also been taken in order to restructure the balance sheet, i.e. by selling out subsidiaries, fixed assets and closing certain positions.

Available reserves at time of purchase	**EUR M**
Unallocated negative goodwill – opening balance	382
General reserve for credit-losses – opening balance	111
General restructuring reserves – opening balance	83
Total reserves to be allocated	576

Allocation and utilisation of reserves	Opening balance 2000	Utilised 2000	Opening balance 2001	Utilised in Q1 2001	Closing balance
Re-evaluation and restructuring of balance-sheet items	13.9	-3.9	10,	0	10,0
General reserve for credit losses	142.7	-30.4	112,3	0	112,3
Social Plan	90.1	-23.0	67.1	-23.4	43,7
Reserve for restructuring	329.3	-55.2	274.1	-26.7	247,4
Total	576	**-112.5**	**463.5**	**-50.1**	**413,4**

The reserve for restructuring will cover the cost of a large number of projects identified during the strategic review of SEB AG:

These projects have been estimated to generate the following expenses (EUR M)

Restructuring of the retail segment	90
Brand name change	80
IT-structure and MIS	60
Relocation costs	40
Restructuring of subsidiaries	20
Other projects	40
	330

Of the EUR 330 M, EUR 55 M was utilised during 2000. Of the remaining EUR 275 M, EUR 27 M has been utilised during the first quarter of 2001. Thus EUR 248 M remains.

Appendix 2 Exposure on emerging markets, geographical distribution

SEK M

	Total	Of which SEB AG
Asia[1]	**4 517**	**458**
Hong Kong	933	78
China	941	229
Other Specified Countries[2]	2 018	56
Latin America[3]	**3 887**	**409**
Brazil	1 949	20
Eastern and Central Europe[4]	**1 916**	**982**
Russia	1 071	369
Africa and Middle East[5]	**2 549**	**248**
Turkey	1 002	31
Total	**12 869**	**2 097**
Provision	2 386	1015
Total, Net	**10 483**	**1 082**

1. Includes Hong Kong, China, India, Pakistan, Taiwan and Macao and Note 2

2. Including the Philippines, Malaysia, Thailand, Korea and Indonesia

3. Including Brazil, Argentina, Mexico and Peru

4. Including Russia, Estonia, Latvia, Lithuania, Poland and Czech Republic Slovakia, Rumania, Hungary, Slovenia, Croatia, Kazakhstan and Ukraine

5. Includes Turkey, Iran, Saudi Arabia, Egypt, Israel, South Africa, Ethiopia and Algeria

SEB Trygg Liv focuses on the sale and administration of unit-linked insurance products as well as their equivalent for account of the traditional mutual life insurance business. From an accounting point of view, the life insurance business is separate from the traditional banking activities. SEB Trygg Liv's accounts are presented in this Appendix according to generally accepted accounting standards within the insurance business.

SEB Trygg Liv reported a decline in sales of -36 per cent (+70 per cent) during the first quarter. It is primarily single-premium endowment assurance for the private market which accounts for the decline, SEK 1 476 M (3 181). Most sales, 83 per cent (93) pertain to unit-linked insurance, of which 15 per cent (13) is attributable to sales through the subsidiary SEB Trygg Life (Ireland), primarily the investment product Life Assurance Portfolio Bond for the Swedish market.

Sales, i.e. new premiums and extra payments under existing insurance contracts, decreased by SEK 1 582 M, or 36 per cent, to SEK 2 786 M (4 368). The share of insurance contracts with regular premiums was 24,9 per cent (16.7) including foreign sales. Premium income (premiums paid) decreased by 24 per cent to SEK 4 357 M (5 748). In total, the value of assets under management decreased by SEK 23 billion or 9 per cent to SEK 229 billion (252) during the twelve- month period. The decrease for unit-linked insurance was 14 per cent.

Total income decreased by 7 percent to SEK 364 M (391), primarily as an effect of the lower asset values compared to last year. Operating costs and other costs, after deducting the change in deferred acquisition cost of SEK 59 M (69), rose by 1 per cent to SEK 413 M (408). The operating result, before current period change in surplus values, totalled SEK –49 M (-17).

The surplus value in life insurance operations is the present value of expected future profits from signed insurance contracts. The surplus value comprises unit-linked operations as well as commissioning agreements with traditional life insurance companies.

When determining the surplus value in the insurance portfolio an annual unit fund growth of 6 percent, i. e. 1.5 per cent per quarter is assumed. A higher or lower growth rate than assumed will result in positive or negative financial effects when computing the current year change. During the first quarter of 2001, the overall growth in unit funds was –12 per cent (+6 per cent), thus resulting in negative financial effects of SEK –644 M (294).

Total result from operations improved by SEK 182 M or 112 per cent to SEK 344 M (162). Total result less current period financial effects was SEK -300 M (456).

Volumes, SEK M	**2001-03**	**2000-03**
Sales volume		
Traditional life insurance, regular premium 27 (24) %	472	305
Unit-linked insurance, regular premium 17 (17) %	2 314	4 063
	2 786	**4 368**
Premium income		
Traditional life insurance	1 292	1 098
Unit-linked insurance	3 065	4 650
	4 357	**5 748**
Savings stock	**March 31**	**March 31**
Traditional life insurance	173 100	187 700
Unit-linked insurance	55 500	64 500
	228 600	**252 200**

Profit and loss account, SEK M

Administration agreements, traditional life insurance	91	80
Unit-linked insurance	242	271
Risk operations and other	31	40
Total income	**364**	**391**
Operating expenses	-442	-441
Capitalisation of acquisition costs	59	69
Goodwill and other	-30	-36
Total costs	**-413**	**-408**
Operating result	**-49**	**-17**
Change in surplus values [1]	-251	473
Total result	**-300**	**456**
Total result excl financial effects included in net surplus value change	**344**	**162**
Expense ratio per cent [2]	10.0	8.9
Return on allocated capital after tax, per cent [3]		
Excluding financial effects in surplus value change	19.8	11.9
Including financial effects	-5.9	30.0

Notes
[1] After deduction for change in capitalised acquisition costs
[2] Annual basis. Operating expenses as percentage of premiums earned
[3] Annual basis. Allocated capital SEK 4,900 M (3,900)

Calculation of surplus value and changes in surplus value
Surplus value in life insurance operations is calculated on the basis of assumptions regarding the future development of signed insurance contracts and a risk-adjusted discount rate. The most important assumptions are the following:

Discount rate	11 %
Return on capital, nominal assets	4 %
Return on capital, real assets	8 %
Surrender of contracts	5 %
Surrender of current premiums	5 %
Administrative expenses (Sweden only)	SEK 250/contract per year
	6 %
Mortality	According to industry experience

Surplus value accounting

Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.

Balance of surplus value (after deduction of capitalised acquisition costs)	**0103**	**0012**	**0009**	**0006**	**0003**
Opening balance	3 479	3 748	3569	3 615	3 142
Present values of new sales [1]	311	391	229	301	386
Return on existing policies	155	143	173	129	129
Realised surplus value in existing policies	-161	-188	-188	-187	-166
	305	346	214	243	349
Change in assumptions	0	2	0	33	-115
Actual outcome compared to assumptions [2]	147	160	92	88	14
Investment return in excess of assumptions [3]	-644	-700	-75	-333	294
	-497	-538	17	-212	193
Total change in surplus values before deduction of capitalised acquisition costs	**-192**	**-192**	**231**	**31**	**542**
Capitalisation of acquisition cost for the period	-164	-155	-128	-155	-146
Amortisation of capitalised acquisition cost	105	78	76	78	77
Total change in surplus values [4]	-251	-269	179	-46	473
Closing balance [5]	3 228	3 479	3 748	3 569	3 615

1) Sales defined as new contracts and extra premiums on existing contracts

2) The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of extensions of contracts as well as cancellations. Also included is the estimated cost of solvency, which increases with growth in fund values. However, the actual income and administrative expenses are included in full in the operating result.

3) Assumed unit growth is 6 per cent, i. e. 1,5 per cent per quarter. Actual for the first quarter of 2001 is – 12 per cent compared to plus 6 per cent in 2000 resulting in the negative financial effects of SEK –644 M (294).

4) Prepaid acquisition costs are capitalised in the accounts and amortised over 5 years.
Accordingly, the reported change in surplus values is adjusted by the net effect in the period.

5) Estimated surplus value according to the above is not included in the statutory balance sheet.

Appendix 4 Capital base for the SEB Financial Group of Undertakings

	March 2001	
Shareholders' equity in the balance sheet	43 745	
./. Result for the year and translation difference	-2 136	1)
./. Proposed dividend to be decided by the Annual General Meeting	-2 818	
./. Deductions from the financial group of undertakings	-1 219	2)
= Shareholders' equity in the capital adequacy	37 572	
Core capital contribution	1 827	
Minority interest	1 395	
./. Goodwill	-4 377	3)
= Core capital (tier 1)	36 417	
Dated subordinated debt	11 392	
./. Deductions for remaining maturity	-2 243	
Perpetual subordinated debt	16 631	
= Supplementary capital (tier 2)	25 781	
./. Deductions for investements in insurance companies	-8 772	4)
./. Deductions for other investements outside the financial group of undertakings	-542	
= Capital base	52 883	

To note:
Minority interest and goodwill is different between the balance sheet and the capital base due to the inclusion of companies in the capital adequacy calculation that are not consolidated in the Group's balance sheet, e.g. BOS S.A.

Result for the year and change in the translation difference compared to year end are not included in the core capital and the capital base since the accounts have not been verified by external auditors (1).

The deduction 2) from shareholders equity in the consolidated balance sheet consists mainly of non-restricted equity in subsidiaries that are not consolidated in the financial group of undertakings (insurance companies).

Goodwill in 3) includes only goodwill from acquisitions of companies in the financial group of undertakings, i.e. not insurance companies. Goodwill from acquisitions of insurance companies is deducted from the capital base 4).



File No. 82-3637.

Stockholm, 7 May 2001

PRESS RELEASE

SEB adds 10 new funds to its range of external funds

SEB now offers 20 externally managed funds and SEK 1 billion in net asset value

Starting today, SEB can offer investors ten additional funds from external fund managers. This represents a 100 per cent increase since 4 December last year, when SEB first started selling ten funds from managers outside the bank's own range. As of 2 May 2001, SEB is selling four funds from Goldman Sachs, two from Fleming and three from Fidelity (that makes nine, maybe one from Mercury?). To meet the major demand for external fund products, SEB has decided to double its customers' opportunities to invest in funds other than the bank's own.

The new funds that will start to be sold today are Fleming China, Fleming Pacific, Mercury Global Equity, Goldman Sachs Global Equity, Goldman Sachs Global Consumer Growth Portfolio, Goldman Sachs Global Financial Services, Global Sachs Global High-Yield Portfolio – Euro Hedged Share Class, Fidelity European Smaller Companies Fund, Fidelity International Fund and Fidelity European Growth.

"Our customers have expressed interest in external fund products for some time. That is why SEB decided to initiate this type of operation at the end of last year. External fund business has developed favourably in a very short time, with many new customers and a substantial net asset value. Now SEB External Funds is doubling its range in order to meet customer demands for a greater range of external products," says Bengt Bergholtz, Head of SEB External Funds.

The price for managing the funds varies between 1.0 and 1.75 per cent.

In the past, SEB has sold external funds from Merrill Lynch, Pictet, Schroder, Fidelity, ACM and Barings.

SEB is a European financial group especially for corporations and financially active private individuals.
SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 850,000 are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,123 billion and assets under management amount to SEK 910 billion. The number of employees amount to 21,500. Read more about SEB: www.seb.net

---

For further information, please contact:
Bengt Bergholtz, Head of SEB External Funds, tel. +46 8 676 91 81
Boo Ehlin, Corporate Press Manager, tel. +46 8 763 85 77, +46 70 763 85 77

File No. 82-3637.



Stockholm, 8 May, 2001

PRESS RELEASE

Decision at SEB's Extra Meeting today

Skandinaviska Enskilda Banken's Extraordinary General Meeting of shareholders today resolved to revise the Articles of Association so that paragraph 12 is deleted. Paragraph 12 contained specific decision rules for changing the bank's registered name. The Special General Meeting decision is confirmation of the decision made at the Annual General Meeting on 5 April.

SEB is a European financial group especially for corporations and financially active private individuals. SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 900,000 are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,123 billion and assets under management amount to SEK 910 billion. The number of employees amount to 21,500. Read more about SEB: www.seb.net

---

For further information, please contact:
Gunilla Wikman, Head of Group Communications, telephone +46 70 763 81 25
Lotta Treschow, Head of Investor Relations, telephone +46 8 763 95 59



SEB

Stockholm 9 May, 2001

File No. 82-3637.

Press release

Board of Directors proposed for SEB Swedbank

On February 22 of this year the Boards of Directors of FöreningsSparbanken and SEB announced a proposal to merge the two banks to form SEB Swedbank. The principal shareholders in FöreningsSparbanken and SEB now have announced that the following individuals have been proposed as Members of the Board of Directors of SEB Swedbank:

Göran Collert, *Co-chairman*
Jacob Wallenberg, *Co-chairman*
Carl Eric Stålberg, *Deputy Chairman*, President and Chief Executive Officer of JM AB
Gösta Wiking, *Deputy Chairman*, Chairman of Bure
Ulf Christoffersson, President of Westra Wermlands Sparbank
Claes Dahlbäck, Deputy Chairman of Investor
Bo Forslund, Chairman of Sparbanksstiftelsernas Förvaltnings AB
Penny Hughes, Board Member of Vodafone
Urban Jansson, Chairman of Perstorp
Thomas Johansson, Deputy Chairman of the Federation of Swedish Farmers
Göran Johnsson, Chairman of the Swedish Metal Workers' Union
Birgitta Klasén, CIO of Pharmacia Corp.
Hans-Joachim Körber, CEO of Metro AG
Carl Wilhelm Ros, Board Member of IKEA
Lars H Thunell, President and Chief Executive Officer
Birgitta Johansson-Hedberg, Deputy Board Member, Deputy President and Chief Executive Officer

Employee representatives will be appointed as well.

The aim is to eventually reduce the number of Board Members.

In late May the Boards of Directors of the two banks will sign the legal merger plan that will then be announced. Thereafter a formal application will be submitted to the EU. The Extraordinary General Meetings that will vote on the merger plan are scheduled for late August/early September. A prospectus will be made available well in advance of the meetings.

The work to prepare the integration is progressing according to plan in 18 integration projects and a hundred subprojects.

For further information, please contact:

FöreningsSparbanken

Göran Collert, Chairman
telephone +46 8 5859 1001

Staffan Salén, Head of Information and IR
telephone +46 8 5859 2779,
+46 705 31 01 11

SEB

Jacob Wallenberg, Chairman
telephone +46 8 22 19 00

Gunilla Wikman, Head of Group Communications
telephone +46 8 763 81 25,
+46 70 763 81 25

File No. 82-3637.

EUROCARD

Stockholm, 17 May 2001

PRESS RELEASE

100 Swedish Eurocard customers test mobile payment with mobile telephones equipped with Bluetooth™

During May and June, 100 selected Eurocard customers are testing the use of a virtual Eurocard for payments via Ericsson's R520m mobile telephone with built-in Bluetooth technology. This is the first time that an internationally valid payment form has been used in such a trial.

Svenska Eurocard is seeking to test whether customers experience that payment via the mobile telephone is an easier, faster and more convenient alternative than other payment methods, such as cash or card. Four stores in the Täby Centrum shopping mall near Stockholm – MQ, Ego, Teknikmagasinet and Buketten – are involved in the test as well as the Statoil petrol station adjacent to the Täby Gallop racetrack.

"For the customer, paying for purchases using a Bluetooth-equipped mobile phone will enable them to pass through the store check-out much faster. If there is a line-up, the wait will be shortened considerably – which benefits both customers and stores. Payment by Bluetooth-equipped mobile phone can shorten the payment procedure by one-half. Customers can also be informed of any special offers the stores may have at the particular time via their mobile telephones," says Synnöve Trygg, president of Eurocard AB in Sweden.

"For the stores, payment by mobile phone with Bluetooth enables them to serve more customers in shorter time. Since purchases are confirmed using PIN codes, there is no need for the stores to check customers' ID," says Synnöve Trygg.

Bluetooth makes it possible to transmit wireless data over short distances, quickly and free of charge – in this case, between the purchaser's mobile phone, which incorporates the virtual Eurocard, and the store cash register.

"The attempt is based on an Ericsson-developed payment platform for financial transactions using Bluetooth. It is an example of how the new wireless Internet technology can be used for users' everyday tasks," says Orvar Parling, vice president in charge of sales with Ericsson Sverige AB.

Eurocard AB in Sweden's tests are unlike other wireless-payment methods that use mobile phones in that they involve Bluetooth technology. Other ongoing attempts use the regular GSM network and often involve one or several SMS services, which creates costs for the consumer and longer transaction times.

For further information, please contact:
Kerstin Ottosson, Senior Vice President, Corporate Communications,
Eurocard AB in Sweden, Tel: +46 8 14 70 28; +46 70 660 52 00
Lars-Olof Gustafsson, Strategic Developer, Eurocard AB in Sweden,
Tel: +46 8 14 72 25; +46 708 14 72 25
Anders Niklasson, Press Officer, Ericsson Sverige AB,
Tel: +46 8 579 183 00; +46 70 519 30 33

Press release

2001-06-12


FÖRENINGSSPARBANKEN


SEB

FöreningsSparbanken and SEB file merger notification with EU Commission

FöreningsSparbanken (Swedbank) and SEB have filed the notification regarding the proposed merger between the two banks with the Commission of the European Communities. The Commission's formal investigation can thus commence.

The EU Commission's clearance is expected in the end of July, at the earliest. If the Commission calls for an extended investigation of the merger, a final clearance is expected in November, at the latest.

For further information please contact:

FöreningsSparbanken
Nils-Fredrik Nyblaeus,
Integration officer
telephone +46 8-5859 2532
Staffan Salén,
Head of Information and IR
telephone +46 8 5859 2779, +46 705 31 01 11

SEB
Lars Gustafsson,
Integration officer
telephone +46 8-22 19 00
Gunilla Wikman,
Head of Group Communications
telephone +46 8 763 81 25, +46 70 763 81 25

More information on each bank is available online at www.foreningssparbanken.se and www.seb.se, and on integration planning at www.sebswedbank.aboutmerge.com.



File No. 82-3637.

Stockholm, 18 Jun 2001

PRESS RELEASE

SEB provides electricity market with tool for easier currency transactions on the Internet

SEB Merchant Banking is today opening an information page on the Internet that makes its easier for electricity companies and other parties on the market to handle the currency risk in connection with electricity transactions.

The information is available to 500 electricity companies with 1,600 subscribers who use the Montel Internet Service. The price for each currency is adapted to the electricity market's specific products and time periods and is updated in real time each day.

In addition, through links to SEB, customers gain access to analyses and other information as a basis for and to facilitate decision-making. Customers also receive personal advice regarding currency matters from SEB advisors in Stockholm, Gothenburg, Malmö and Oslo.

Moreover, the companies can conduct their currency transactions in a simple and easy manner via Trading Station, an electronic marketplace that currently has 2,000 corporate customers with 3,400 users in Europe, Asia and the US. Currently, about 50 per cent of all of SEB's currency transactions in Sweden are carried out via the Trading Station.

SEB is a European financial group especially for corporations and financially active private individuals. SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 900,000 are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,123 billion and assets under management amount to SEK 910 billion. The number of employees amount to 21,500. Read more about SEB: www.seb.net

---

For further information, contact:
Mikael Lundberg, SEB Merchant Banking, telefon 08-506 230 84
Per Gissler, SEB Merchant Banking, telefon 08-506 231 94
Boo Ehlin, presschef SEB, telefon 08-762 85 77, 070-763 85 77
Erik Torp, Montel AS, telefon +47-23 32 73 30
www.mb.seb.se
www.montel.no

File No. 82-3637.

Press Release No 64



Stockholm, 20 Jun 2001

PRESS RELEASE

SEB expands and improves the Internet Bank

Customers in SEB Trygg Liv who subscribe to SEB's Internet branch office can now also gain an overview of their traditional insurance over the net. This includes private pension insurance, endowment insurance, individual occupational insurance and early retirement insurance. Information regarding the insurance value, comparable to the value statement received once a year by post, can be retrieved at any time on the Internet. Among other services, customers can see how the value has developed and a listing of deposits and withdrawals.

"We have 800,000 customers with traditional insurance that previously did not have the possibility to use the Internet branch for this specific service. We are now improving service and providing customers an overview of all their undertakings with us," says Jan Ramirez, acting manager of the Internet unit at SEB Trygg Liv.

At the same time, the Internet service for unit-linked insurance and Individual Pension Savings (IPS) is being expanded to contain more detailed information about how the insurance works.

This increase in service is a step toward providing SEB customers a total view of their financial situation, which comprises both bank and insurance savings.

SEB is a European financial group especially for corporations and financially active private individuals.
SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 900,000 are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,123 billion and assets under management amount to SEK 910 billion. The number of employees amount to 21,500. Read more about SEB: www.seb.net

---

For further information, contact:
Jan Ramirez, Acting Manager, Internet unit, SEB Trygg Liv,
+46 8 785 1843, +46 70 269 88 24
Anna Selberg, Information Manager, SEB Trygg Liv, +46 8 785 11 46, +46 70 763 81 54

File No. 82-3637.

Press Release No 68



Stockholm, 27 Jun 2001

PRESS RELEASE

SEB Invest signs advisory agreement with Schroders

SEB Invest and Schroders have decided to enter into an advisory agreement under the terms of which Schroders becomes an advisor in the management of SEB's Asian, Japan and Emerging Markets funds as well as segments of the institutional assignments in the Japanese market.

The advisory service pertains to 22 funds and certain institutional assignments, involving total assets under management of about SEK 12 billion. The formal agreement becomes effective on 31 August 2001.

"Through the co-operation with Schroders, we gain a strong asset manager to create the best possible management for our customers. Concurrently, this venture frees our own resources to be able to a greater extent to focus on and to retain a leading position in the Nordic region, Europe and North America. This also accounts for the technology and pharmaceutical industries as well as alternative investments, such as private equities and hedge," says Rikard Kjörling, Investment Management Manager, SEB Invest.

Schroders' management philosophy involves using its own analyses to identify companies with long-term growth potential. This strategy helped the company to become one of the world's leading asset managers and one of the largest pension managers. Schroders was selected after detailed evaluation in co-operation with Mercer, a global financial consultant.

"Schroders is an active asset manager precisely like SEB Invest and has a similar investment philosophy and investment process. The collaboration agreement with Schroders gives us strong management expertise in Asia, Japan and Emerging Markets," says Lars Rodert, International Equities Manager, SEB Invest.

SEB is a European financial group especially for corporations and financially active private individuals.
SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 930,000 are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,123 billion and assets under management amount to SEK 910 billion. The number of employees amount to 21,500. Read more about SEB: www.seb.net

---

For further information, contact:

Rikard Kjörling, Investment Management Manager, SEB Invest, +46 70 592 29 63
Anna Selberg, Information Manager, Investment Management & Life, +46 8 785 11 46. +46 70 763 81 54

File No. 82-3637.

Press Release No 70



Stockholm, 29 June 2001

PRESS RELEASE

SEB increases its ownership in the Polish bank BOŚ

SEB becomes the single largest owner with 46 per cent of the shares

The National Fund for Environmental Protection, the other major shareholder, which owns 44,4 per cent of the shares, and SEB will continue the co-operation initiated last year to develop BOŚ future business.

SEB will support BOŚ to consolidate and expand its leading position in financing ecological investments and, through access to SEB's international network, achieve a leading position in serving large Scandinavian corporate clients and SME's operating in Poland. A special desk to assist Scandinavian companies is already in operation.

BOŚ will be developed into a modern bank in a country with a strong GDP growth, a large population, a large number of rapidly growing companies and likely to join the EU in the coming years.

SEB's investment in Poland is in line with its strategy to grow in Europe. In October 2000, SEB took an initial larger strategic stake in BOŚ, which was increased to above 38 per cent in March this year.

BOŚ, with its head office in Warsaw, has a market capitalization of PLN 1 billion (approx. SEK 2.5 billion), and is active in both the corporate and private segments. As of March 31, 2001, the bank's total assets were PLN 5.4 billion (approx. SEK 14 billion), and it had 1,600 employees and 52 branches.

SEB is a European financial group especially for corporations and financially active private individuals.
SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 930,000 are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,123 billion and assets under management amount to SEK 910 billion. The number of employees amount to 21,500. Read more about SEB: www.seb.net

---

For further information, contact:
Gunnar Lindberg, SEB Poland, +46 8 763 94 13, +46 70 533 66 13
Gunilla Åkerblom, Information Manager, SEB Poland, +46 8 639 26 07, +46 70 547 07 35

File No. 82-3637.





Stockholm 12 July

Press release

The European Commission's investigation of the proposed merger between FöreningsSparbanken and SEB will continue during the autumn.

The European Commission today announced its decision that it will start an in-depth investigation of the proposed merger between SEB and FöreningsSparbanken. The Commission's final decision about the merger is expected by the end of November.

The Extraordinary General Meetings in the two banks, where the proposed merger will be put forward for the shareholders to decide upon, are planned to be held during the fourth quarter 2001.

"The case is extensive and we understand that the Commission wants to perform a thorough investigation", says *Nils-Fredrik Nyblæus*, responsible for the integration process and CFO of FöreningsSparbanken.

"We want our shareholders to have access to information that is as complete and well founded as possible in order to decide on the proposed merger. We therefore have decided to postpone the Extraordinary General Meetings to a later date ", adds *Lars Gustafsson*, responsible for the integration process and CIO of SEB.

For further information please contact:
Einar Frydén, Acting Press Officer FöreningsSparbanken, phone +46-8-585 902 32 or +46-705-11 00 33
Gunilla Wikman, Head of Group Communications SEB, phone +46-8-7638125 or +46-70-7638125



File No. 82-3637.

Stockholm, 30 July 2001

PRESS RELEASE

SEB's bank in Lithuania now has 30,000 e-bank customers

Vilniuas Bankas triples number of customers in six months

SEB's wholly owned Lithuanian bank, Vilniuas Bankas, started its e-bank, VB Internet@s, in September 2000, with the aim of having 3,000 customers by year-end 2000. The bank acquired 11,262 customers and, since the beginning of this year, the number of e-bank customers has tripled to a total of 30,000 in July 2001. The goal for full-year 2001 was to have 30,000 customers, a figure that has now been achieved in half the time.

This means that 10 percent of Vilniuas Bankas' total number of customers are e-bank customers. Approximately 80 percent are private customers and 20 percent consists of small and medium-size companies that conduct their banking via the Net.

Today, Lithuanian customers use Vilniuas Bankas e-bank primarily to pay bills, check their accounts and to transfer money between accounts. During this year, Vilniuas Bankas also anticipates being able to offer its customers the possibility of applying for consumer loans, mortgage loans, share-trading and management of all their home-related bills via the Net.

SEB owns three Baltic banks; Eesti Ühispank with 390,000 customers, 70,000 e-bank customers and 64 branches in Estonia, Latvijas Unibanka with 318,600 customers, 27,000 e-bank customers and 70 branches in Latvia, and Vilniuas Bankas with 280,000 customers, 30,000 e-bank customers and 57 branches in Lithuania. SEB owns 32 percent of the shares in the Polish bank Bank Ochrony Srodowiska, BOS. SEB is a European financial group, primarily for companies and financially active private individuals. SEB has 630 branches in Sweden, Germany and the Baltic States, with a total of 4 million customers. Of these, 900,000 are Internet customers. SEB also has operations in the other Nordic countries, the UK, Luxembourg and Switzerland. The Group's total assets are SEK 1,123 billion and managed capital amounts to SEK 910 billion. The number of employees totals 21,500. Read more about SEB at www.seb.se

---

For further information, please contact:
Boo Ehlin, Corporate Press Manager SEB, tel.+46 8 763 85 77, +46 70 763 85 77

File No. 82-3637.



Stockholm, 20 August 2001

PRESS RELEASE

Invitation to press conference in connection with SEB's presentation of the half year results

Lars H Thunell, President and CEO, and Anders Rydin, CFO, will present and comment upon the half year results.

Location: Kungsträdgårdsgatan 8

Time: Thursday 23 August 2001, at 10.30

The interim report will be published on 23 August, in the morning, and will be available on www.seb.net.

There will also be a telephone conference between 15.00 – 16.00, Swedish time. To participate, please call +44 20 8240 8245 at least 5 minutes in advance and quote: SEB

Welcome!

Boo Ehlin
Press Manager
+46 8 763 8577
+46 70 763 8577

File No. 82-3637.



Stockholm, 21 August 2001

PRESS RELEASE

CORRECTION

Invitation to press conference in connection with SEB's presentation of the half year results

Lars H Thunell, President and CEO, and Anders Rydin, CFO, will present and comment upon the half year results.

Location: Kungsträdgårdsgatan 8

Time: Thursday 23 August 2001, at 10.30

The interim report will be published on 23 August, in the morning, and will be available on www.seb.net.

There will also be a telephone conference between 16.00 – 17.00, Swedish time. To participate, please call +44 20 8240 8245 at least 5 minutes in advance and quote: SEB

Welcome!

Boo Ehlin
Press Manager
+46 8 763 8577
+46 70 763 8577



Stockholm, 23 August 2001

Interim Report January-June 2001

Lower result due to weaker market conditions

- Operating result* amounted to SEK 4 245 M (5 919).
- Net interest income rose by 6 per cent to SEK 6 234 M (5 869).
- Net commission income decreased by 14 per cent, to SEK 5 958 M (6 939).
- Return on equity was 13.4 per cent (22.1).
- Staff costs decreased by 1 per cent, to SEK 6 236 M (6 298).
- Lending losses were down 53 per cent, to SEK 248 M (SEK 531 M)
- The Baltic´s result was up 42 per cent on a comparable basis.
- SEB had one million e-banking customers in mid-August.
- The European Commission decided to initiate an in-depth investigation of the proposed merger with FöreningsSparbanken. The integration planning proceeds well.

* Operating result includes pension settlements/provisions.

PRESIDENT´S STATEMENT

The first half of 2001 was characterised by a marked weakening in the global economy. Development in the US, Japanese and the European economies was weak. Industrial production has fallen in several countries, but consumption and the services sector have prevented a sharper decrease. The financial markets have been characterised by unrest, with falling stock markets during the first quarter, while a certain recovery was noted in the second quarter. Interest rates have been falling in most countries lately due to the weak economies.

Economic conditions in Sweden, Germany and the Baltic countries are important factors for SEB. Growth in the Baltic countries remained strong and stable. In Germany, however, the economy was weaker than anticipated, particularly with respect to private consumption, where price increases have undermined purchasing power. During the first quarter 2001 the Stockholm Stock Exchange fell sharply, but a recovery of 6 per cent in the second quarter limited the decline to 17 per cent for the half-year.

Household savings in Sweden and Germany have increased somewhat, but from low levels, as a consequence of increasing caution of the households as a result of falling stock markets and uncertainty in the labour market.

For SEB, the first six months of the year were weak, compared with the exceptionally strong results noted during the first half of 2000. However, the result for Corporate & Institutions remains very strong, in spite of the halved result in Enskilda Securities. It is also pleasing to see how our three subsidiary banks in the Baltic countries are growing in both sales and earnings.

The weakening of economic conditions became increasingly pronounced, particularly in Europe. Thus far, the positive trend noted on the stock markets during the second quarter does not appear to be lasting. For SEB, this means that further measures are being implemented to reduce costs over both the short and the long term.

The in-depth investigation into the merger has now started. The integration planning work is proceeding well.

THE GROUP

Summary of operating result per division and business area

SEK M	January-June 2001	January-June 2000	Change per cent
Personal Banking Sweden	888	1 154	- 23
Personal Banking International	0	214	- 100
Corporate and Institutions	2 697	2 880	- 6
Merchant Banking	1 528	1 232	24
Enskilda Securities	305	630	- 52
Mid Corporate	597	684	- 13
SEB Securities Services	285	344	- 17
SEB Germany	543	435	25
Investment Management & Life	199	320	- 38
The Baltic	253	125	102
Total all divisions	**4 580**	**5 128**	**- 11**
Joint Group incl. capital gains and elimination.	- 335	791	
Operating result	**4 245**	**5 919**	**- 28**
Changes in surplus values	113	427	- 74
Total result SEB Group	**4 358**	**6 346**	**- 31**

Income

Total income in January-June 2001 decreased by 9 per cent to SEK 15 377 M (16 932). The comparison with the preceding year was affected by exchange rate effects, the consolidation of Vilniaus Bankas and one-off items. Adjusted for these items affecting comparability, income decreased by 7 per cent. This decline is chiefly explained by lower commission income due to stock market related development.

Net interest income rose by 6 per cent to SEK 6 234 M (5 869). Adjusted for the items affecting comparability described above, net interest income declined by 1 per cent. The cost for the governmental deposit guarantee decreased by SEK 103 M.

Net commission income decreased by 14 per cent to SEK 5 958 M (6 939), compared with the first half of 2000. Adjusted for items affecting comparability, net commission income declined by 17 per cent. The income varied between different product areas and parts of the Group. The most significant decrease concerns net commission income from securities, which fell by 20 per cent in comparison with the first half of 2000. (Full disclosure is provided in note.)

Net result of financial transactions increased by 3 per cent to SEK 1 509 M (1 472), due to favourable results from trading in shares, bonds and derivatives. Adjusted for items affecting comparability, the increase was 2 per cent. The second quarter was significantly weaker than the first. (See further note.)

Other income amounted to SEK 1 676 M (2 652). Of this, capital gains and one off items accounted for SEK 743 M (1 428). Adjusted for these items and for exchange rate changes, income was unchanged.

Costs
Total costs increased by 4 per cent to SEK 11 143 M (10 667). Adjusted for items affecting comparability, including exchange rate changes, costs decreased by 2 per cent.

Staff costs, gross, decreased by 1 per cent to SEK 6 236 M (6 298). Adjusted for exchange rate effects and other items affecting comparability, staff costs declined by 7 per cent through a combination of efficiency improvement measures and staff reductions, primarily within Personal Banking Sweden, Merchant Banking and SEB Germany, and a decrease in calculated income-related compensation (SEK 280 M less, compared with the first half of 2000). As of 30 June 2001 the number of employees amounted to 20 950 (19 770). Adjusted for Vilniaus Bankas, which was not consolidated during the first half of last year, the number of employees declined by 430.

Staff costs, net, declined by 2 per cent to SEK 5 707 M (5 808). Adjusted for items affecting comparability, the decrease was 8 per cent. The compensation for the pension costs included in the gross costs increased to SEK 529 M (490), including the pension insurance scheme that has replaced the earlier profit-sharing system.

At the end of June 2001, total assets in the pension funds amounted to SEK 21 billion (23.2 at year-end 2000), while commitments were SEK 9.1 billion (8.0). Accordingly the surplus value as per 30 June 2001 amounted to SEK 11.9 billion.

Total costs for IT (including calculated cost for own personnel etc.) amounted to SEK 2.5 billion, to be compared with SEK 2.2 billion for the first half of 2000. Of this, external IT costs represented SEK 1 129 M (1 064).

As of 30 June, preparatory merger and integration work accounted for costs of SEK 70 M.

Depreciation amounted to SEK 916 M (846), of which goodwill accounted for SEK 357 M (326).

The remaining *restructuring reserve* for the acquisition of Trygg Hansa in 1997 was SEK 256 M at the beginning of 2001. Of this, SEK 152 M has been utilised during the first half of the year (of which SEK 85 M during the second quarter).

The acquisition of BfG in January 2000 resulted in a difference between equity and purchase price. The allocation and utilisation of the negative goodwill is described in *Appendix 1.*

Lending losses and doubtful claims
The Group's lending losses, including changes in the value of assets taken over and write-downs, amounted to SEK 248 M, net (531), of which SEK 212 M, net (439), in SEB Germany. The level of lending losses was 0.06 per cent (0.15).

Doubtful claims, net, i.e. after provisions of possible lending losses, remained at a stable level. The increase in Swedish currency to SEK 8 631 M (8 365 at year-end 2000) is explained by exchange rate changes. Approximately half of the doubtful claims, net, are performing.

The volume of pledges taken over declined to SEK 142 M (213 at year-end).

Non-life insurance business
Operating result for non-life insurance operations, mainly run-off, amounted to SEK 243 M (133). The increase was mainly due to capital gains of SEK 126 M from sales in the bond portfolio in the first quarter.

One-off items
Total one-off items in the first half of 2001 amounted to SEK 869 M (1 706), of which the entire amount for 2001 is attributable to the first quarter.

Operating result
Operating result declined 28 per cent to SEK 4 245 M (5 919). Adjusted for exchange rate effects and other items affecting comparability, operating result fell by 12 per cent. The result for the second quarter was lower than for the first, mainly due to one-off effects during the first quarter and lower net financial transactions during the second quarter.

Change in surplus in life insurance operations
The change in surplus in life insurance operations was influenced by the negative financial effects due to the decline in the stock market and amounted to SEK 113 M (427). See further in *Appendix* 3.

Total result
The Group's total result declined by 31 per cent to SEK 4 358 M (6 346). Adjusted for items affecting comparability, the decrease in total result was 16 per cent.

Deposits and lending
As of 30 June 2001, SEB's deposits from the Swedish public (households, companies, etc.) amounted to SEK 245.2 billion (221.5). This corresponded to a market share of 21.8 per cent (unchanged compared with 30 June 2000). Deposits from the household sector were SEK 59.1 billion (59.6), corresponding to a market share of 13.8 per cent (14.2).

The Group's lending to the public in Sweden increased to SEK 327 billion (304), which corresponded to a market share of 13.7 per cent (14.3) on 30 June. In the household market SEB´s lending increased to SEK 99.6 billion (91.1), giving a market share of 11.1 per cent (11.0).

In Germany, deposits from the public increased by 3 per cent to SEK 286 billion, while lending rose by 5 per cent to SEK 236 billion. SEB has a market share of approximately 1 per cent.

In the Baltic countries, SEB´s three subsidiary banks increased their total deposits by 19 per cent to approximately SEK 20 billion and their lending by 19 per cent to SEK 17 billion. The three banks have approximately one third of the Baltic market for both lending and deposits.

Assets under management
On 30 June 2001, the SEB Group had assets totalling SEK 892 M (912) under management, of which SEK 579 M (578) were managed by SEB Invest and SEK 107 M (112) by SEB Germany.

Credit portfolio
SEB's total credit portfolio increased during the first half of the year by SEK 35 billion, to SEK 961 billion (926). The main part of the increase is attributable to the Swedish corporate sector. Lending to the Swedish household sector has also increased, but at a somewhat lower growth rate compared to the previous year. Development within the bank sector and municipalities continues to be stable. The German subsidiary SEB AG contributed by SEK 353 billion (351 at year-end) to the total credit portfolio and now represents a share of approximately 37 per cent (38). SEB's credit classification system has also been applied to the German portfolio for some time now.

SEB' exposure within the telecommunication industry (operators and manufacturing companies) has been kept at a stable level during the second quarter and amounts to approximately SEK 14 billion. The telecommunication industry represents approximately 1.5 per cent (1.2) of the credit portfolio. The increase is attributable to short term exposure on existing clients, consisting mainly of foreign exchange risk hedging within normal daily operations. Exposure on the IT sector also increased somewhat during the first half of the year and now totals approximately SEK 5 billion.

The net exposure on emerging markets as per 30 June amounted to SEK 10 707 billion, a decrease of almost 7 per cent since year-end (11 483). The continued decline is mainly due to reduced exposures in Eastern and Central Europe as well as in Latin America. See further *Appendix 2.*

Risk management

Excluding Germany, the Group's risk taking through trading operations, or daily value at risk, averaged SEK 64 M during the first half of 2001, meaning that the Group could expect with 99 per cent certainty to lose no more than SEK 64 M during a single trading day. During the year, this risk varied between SEK 25 M and SEK 107 M. Following table shows how this risk was distributed by type of risk (SEK M).

	Min	Max	Average	30 June -01	31 Dec –00
Interest risk	30	109	59	80	35
Foreign exchange risk	4	29	9	7	6
Stock market risk	2	37	11	6	9
Diversification	-	-	-15	-13	-19
Total	25	107	64	80	31

In SEB Germany's markets, the corresponding daily value at risk was SEK 12 M. During the year, SEB Germany's value at risk varied between SEK 12 M and SEK 17 M, with an average value of SEK 15 M.

Sensitivity analysis

An increase of market interest rates by one percentage point as per 30 June 2001, would result in a reduction in the market value of the Group's all interest-bearing assets and liabilities, including derivatives, by SEK 2 300 M.

Capital base and capital adequacy

On the 30 June 2001, the capital base for the financial group of undertakings (excluding the insurance companies) amounted to SEK 54.2 billion (53.3 at year-end). Core capital was SEK 37.6 billion (36.5), of which SEK 1.8 billion constituted core capital contribution. (For calculation of the capital base see *Appendix 4).* The risk-weighted assets amounted to SEK 519.4 billion (495.6).

The core capital ratio amounted to 7.24 per cent (7.37 per cent at year-end 2000) and the total capital ratio to 10.43 per cent (10.76). The Group's goal is to maintain a core capital ratio of at least 7 per cent and a total capital ratio of not less than 10.5 per cent.

SEB now the largest shareholder in BOS

During the second quarter of 2001, SEB increased its ownership in the Polish Bank Ochrony Srodowiska (BOS) from 38 to 46 per cent. BOS is active in both the corporate and private segments. The bank has 52 branches and 1 600 employees.

Changes in ownership

In June, Investor became the largest owner in SEB through an exchange of shares within the Wallenberg sphere. By acquiring most of Knut and Alice Wallenberg Foundation's shareholding, Investor increased its share of the share capital in SEB from 10.0 to 19.2 per cent. Investor's share of the voting rights in SEB increased from 10.5 to 20.0 per cent.

The proposed merger with FöreningsSparbanken

In June, FöreningsSparbanken and SEB filed the notification regarding the proposed merger between the two banks with the Commission of the European Communities. In July, the Commission decided to initiate an in-depth investigation. A final decision can be expected in mid-November.

In order to provide the shareholders with best possible background documentation prior to taking a position with regard to the merger, both banks have decided to postpone the Extraordinary General Meetings until the fourth quarter.

Stockholm, 23 August, 2001

Lars H. Thunell
President and Group Chief Executive

The interim report for January-September 2001 will be published on 25 October 2001. SEB´s reports are available on the Internet (www.seb.net).

Additional information is available from:
Gunilla Wikman, Head of Group Communications, +46 8 763 81 25, mobile +46 70 763 8125
Lotta Treschow, Head of Investor Relations, +46 8 763 95 59, mobile +46 70 763 9559

This Interim Report has been reviewed by the auditors of the Bank.

THE DIVISIONS AND BUSINESS AREAS

As of 2001, SEB's operations are organised into six divisions: Personal Banking Sweden, Personal Banking International, Corporate & Institutions, SEB Germany (former BfG less merchant banking operations), Investment Management & Life and The Baltic & Poland.

Personal Banking Sweden – focus on competence and advisory service

The division is responsible for SEB's activities towards private individuals and small enterprises in Sweden. The division consists of SEB's retail banking business including the branch office network, the telephone bank, Swedish Internet banking services and the private bank SEB Enskilda Banken. Changes implemented during this spring included a concentration of all advisory services to private individuals to Enskilda Banken and a centralisation of customer- and profitability responsibility for the retail segment.

Personal Banking Sweden´s result for the first six months of this year amounted to SEK M 888 (1 154).

Underlying this result was a continued positive development in savings as well as in lending. The division's net interest earnings the first two quarters was 9 per cent higher than the corresponding period in 2000. The improvement was due to increased volumes and margins in savings, but also the mortgage-area showed continued growth both in volumes and market share.

A substantial part of the Division's operations focus on private customers who are active on the stock market. Accordingly, the second quarter was also affected to a large degree by the situation on the stock market. In total, commission income for the first half year declined by 35 per cent. However, a small improvement in brokerage and sales of mutual funds was evident in May and June, due to, among other things, an increased level of customer activities within Enskilda Banken. The private bank also has acquired 1 200 new customers so far this year, an increase of 5 per cent.

An example of SEB's focus on competence and advisory services is the new official license for Swedish equity advisors. So far this year, SEB has received 560 licenses, more than any other competitor on the Swedish market.

The total number of e-banking customers was nearly 622 000 as of 30 June. On the corporate market, the division now has 43 000 Internet-customers. A new portal for corporate customers was launched this spring.

Personal Banking Sweden's costs January-June were 3 per cent lower than in the same period last year. The number of employees decreased by 79.

Credit losses remained on a low level, SEK 33 M, a decrease of SEK M 64 compared with the first two quarters in 2000.

Personal Banking International

The activities of Personal Banking International include SEB Kort, Private Banking in Luxembourg (including BfG´s former private banking business in Luxembourg), the UK, Switzerland, Norway and Denmark as well as e-banking in Luxembourg, Norway and Denmark.

The operating result for the division was SEK 0 M (214).

Personal Banking International excluding SEB Kort -- close-down of e-banking in the UK
Private Banking International consists of two different parts:

- The fundamentally profitable private banking business in Luxembourg, the UK, Switzerland and Norway, now negatively effected by the low activity level on the financial markets.

- e-banking activities in Luxembourg, Norway, Denmark and the UK.

In Denmark the total number of e-banking customers is approximately 11 000. In Norway there has been a soft launch of SEB´s e-banking service in order to support existing Private Banking in the end of the second quarter. The launch will be carried out gradually step by step, just as in Denmark, without any large-scale marketing launch. The e-banking concept has also been launched in Luxembourg during the second quarter. This launch was very well received by existing private banking customers.

Last winter SEB made a decision to suspend the launch of an e-banking service in the British market. Due to the prevailing market conditions, SEB has now decided to discontinue e-banking operations in the UK entirely. The closing-down involves a limited non-recurring expense, which will be reported in the third quarter.

Most of the start-up costs for the development of SEB´s e-banking activities in Luxembourg, Denmark and Norway have now been accounted for.

The units within Personal Banking International excluding SEB Kort showed a combined result of SEK -206 M (13).

SEB Kort – increased card sales
SEB Kort reported a strong second quarter, meaning that the result for the first six months was better than during the same period last year, SEK 206 M (201). Despite some weakening in June, card sales increased by 5 per cent.

Income increased by 6 per cent. Net interest income was on par with the preceding year, despite rising interest rates and greater financing requirements, primarily due to the increased number of credit cards. Net commissions improved as a result of increased card revenues. Volumes increased outside the Nordic region, which had a positive effect on the exchange rate premium. The increased number of cards also meant that revenues in the form of annual fees were higher than previously.

Costs increased by 5 per cent. During the first months of the year, a number of IT projects were implemented, which resulted in high costs during the first quarter. Data processing costs are now in line with the preceding year. Other operating costs rose as a result of increased volumes.

Credit losses continued to increase. The trend with respect to unauthorised purchases, however, was not as dramatic during the second quarter as during the first months of the year.

Several international airlines has expressed interest in SEB Kort's Central Acquiring service since it was presented in Brussels in mid-May. This service, which is under development, has functioned well so far. However, a decline in the travel market was noted due to prevailing economic conditions and cost saving measures among corporate customers.

In June, Diners Club Denmark won first prize in the Teleperformance Grand Prix 2001 for the best call centre in Denmark. Diners Club Denmark has participated in this competition during the past four years and on all occasions was one of the leading companies.

Corporate & Institutions

The Corporate & Institutions division is focused on medium sized and large corporate and financial institutions. The division consists of the Merchant Banking, Mid Corporate, Enskilda Securities and Securities Services (custody) business areas.

The division's operating result for January-June 2001 was SEK 2 697 (SEK 2 880 M) despite the prevailing financial market climate. Merchant Banking continued to report very good results, due in part to good performance within the Fixed income and Futures product areas. Although Enskilda Securities was most negatively affected by the market conditions, it continued to strengthen its position in the Nordic stock markets.

Great efforts are being made to increase customer penetration in the Mid Corporate segment. The division further increased its focus on the use of capital and is working with the aim of maintaining costs on a competitive level.

Merchant Banking – strong performance for customer related business
Merchant Banking showed a strong performance for the seventh consecutive quarter within the customer driven business, and the positive income development continued, up 12 per cent compared to the same period the previous year. Total income increased by 8 per cent, while total costs increased by 4 per cent, resulting in a cost/income-ratio of 0.54 (0.55). The half year operating result amounted to SEK 1 528 M, an increase of 24 per cent.

The growing customer related income was partly attributable to good performance within the Debt Capital Markets, Securities Finance, Fixed Income and Futures areas. Cash Management, as well as Structured Finance, also reported strong half year results, despite a very weak telecom sector. The growth in customer income is not only attributable to increased business within the Tier 1 segment, but also from Tier 2 customers, as well as from increased business development in international financial institutions. Rising interest rates during the second quarter had a negative impact on Treasury Operations, especially in relation to the very good result in the first quarter.

Recently published league tables continue to rank Merchant Banking very high in a number of areas. For example, in Euromoney's annual customer survey of foreign exchange markets, SEB was considered to be the best dealer in the world on SEK and was also ranked highest among all Nordic players in the category "key relationship banks".

Investments within Merchant Banking's growth areas are funded by efficiency measures in mature areas. The underlying cost level, costs excluding performance related remuneration and exchange rate effects, were 3 per cent lower than in the corresponding period in the preceding year. This was achieved despite increased investments in new tailor-made internet applications for Merchant Banking's customers, and the most successful Trading Station is now being taken one step further and developed for other products and client segments.

Lending losses before recoveries remained at a low level, and the net after recoveries was positive for the first six months this year.

The long-term strategy to lower Merchant Banking's overall utilised capital, as well as reallocate capital from mature areas to growth areas, continued. The risk weighted assets within Merchant Banking's corporate lending portfolio (excluding structured products) had decreased by 3 per cent compared to a year ago despite the strengthened US dollar. During January-June 2001 the average daily Value at Risk was SEK 70 M, which was an increase by 34 per cent compared to the very low level during the previous year. The increase was related to the higher volatility in the markets this year.

Mid Corporate – focusing on tailor-made solutions
The result for the Mid-Corporate business area, including SEB Finans, amounted to SEK 597 M for the first six months of 2001, which was 13 percent below the result for the first half of 2000. Net interest income showed a stable trend, while commission revenues showed some decline compared with last year.

The result for Mid Corporate (excluding SEB Finans), which comprises small and medium sized companies, amounted to SEK 507 M for the first six months, a decline of 3 per cent. The effect of specialisation on the SME-market began to show a positive result despite negative market forces, which lead to lower commission revenues.

SEB Finans' result for the first half year amounted to SEK 90 M (160). The decline was largely due to a sole major lending loss that contributed to SEB Finans' lending losses totalling SEK 35 M. Net commission income for SEB Finans was also lower, compared with the preceding year. Nonetheless, SEB Finans strengthened its position in its areas of operations, and a number of major deals are near conclusion. Sales during the first six months were higher than during the corresponding period in 2000.

Costs were somewhat higher than last year (+9 percent). The cost increase is attributable to investments that will enable SEB Finans to meet customer requirements for tailor-made solutions.

Enskilda Securities – halved result in an unfavourable market

During the first quarter stock market activity as well as market capitalisation decreased significantly compared with the first quarter in 2000. This situation continued during the second quarter with falling stock prices and periodically declining volatility. Turnover fell on the exchanges in Stockholm and Helsinki, while the exchanges in Oslo and Copenhagen showed higher turnover.

Despite the unfavourable market conditions, Enskilda Securities continued to strengthen its positions in the Nordic markets, especially in Norway, Finland and Denmark. In all of these countries, Enskilda Securities has a market share well above 10 per cent. Enskilda Securities' equity trading turnover was somewhat lower in the second quarter than in the first but at the same time 19 per cent higher compared with the first six months in 2000.

During recent years, Enskilda Securities has invested in personnel and systems within Equity Research. The soundness of these investments is shown in several independent analyst rankings, in which Enskilda Securities further improved its position this year. These rankings are both Nordic and international.

Enskilda Securities' total income decreased by 30 per cent. Revenues from IPOs, new issues and equity trading were primarily affected by the less favourable conditions, while income from mergers and acquisitions reached the same level as last year after a strong second quarter. Also the secondary commission income, which is the single most important source of income, was on a high level due to large volumes and increased market shares.

Total costs fell by 19 per cent, which was primarily an effect of reduced provisions for bonus payments to employees due to lower earnings. Pre-bonus costs increased by 14 per cent, due primarily to higher IT costs.

The operating result for the second quarter was SEK 155 M, to be compared with SEK 150 M for the first quarter this year.

SEB Securities Services – assets under custody decreased

The result for SEB´s custody service unit decreased by 17 per cent to SEK 285 M. Income remained at the same level as last year, SEK 510 M, mainly due to increased volumes. The number of transactions rose by 11 per cent to 1 900 000, while assets under custody fell by 25 per cent to SEK 1 900 billion.

Total costs increased by 33 per cent to SEK 225 M as a result of major investments during the first six months, primarily regarding IT-development. In addition, rising transaction volumes resulted in increased costs.

The market shares of the various segments remained stable, ranging between 30 and 75 per cent within the different segments.

SEB Germany – successful rebranding

On 2 April, SEB's operations in Germany, comprising BfG Bank AG with subsidiaries, changed their name to SEB. The nation-wide marketing campaign was very successful, and by June, 22 per cent of the Group's target customers in Germany recognised the SEB brand, meaning that more Germans than Swedes now recognise the SEB name. It has been decided that BfG Hypothekenbank will also change its name to SEB.

SEB Germany's result amounted to SEK 543 M (435). The weakened Swedish krona had a positive effect on the result. Total income for SEB Germany fell by 10 per cent in EUR and by 3 per cent in SEK. Total cost declined by 10 per cent in EUR and by 2 per cent in SEK.

Net interest income showed a relatively stable result amounting to SEK 1 990 M. However, the reduction in risk weighted assets made it possible to reduce allocated shareholders' equity by EUR 500 M, which in turn reduced net interest income on equity by about SEK 110 M. Commission income fell 18 per cent to SEK 693 M as a result of market trends.

During the first quarter, SEB AG sold its shares in Deutsche Börse, which resulted in a capital gain of EUR 26 M (about SEK 240 M).

The SEB Invest and SEB ImmoInvest funds continued to generate positive net inflows amounting to SEK 2 230 M during the first six months, which corresponded to unchanged market shares. Due to market trends, managed assets nonetheless were virtually at the same level as last year, SEK 107 M (112).

Since SEB's acquisition, risk-weighted assets have been reduced by nearly SEK 57 billion (down 25 per cent). During 2001, the reduction amounts to SEK 11 billion.

The number of e-banking customers continued to increase during the first six months with an additional 23 000 customers bringing the total to 169 500 by June. The migration of affluent private customers from branch offices to Advisory Centres was ahead of schedule. During the first six months, some 10 000 additional customers were attracted, bringing the total migration into the Advisory Centres to 38 000 to date. Activity among Internet customers also increased. Today, 15 per cent of all payments and share transactions as well as 35 per cent of account inquiries take place over the Internet.

Reconstruction work continued according to plan and resulted in the cost reduction noted above. Under the prevailing market conditions, the focus in restructuring work remains on continued cost reductions. The number of full time employees is already below the target for the end of the current year.

The previous SEB unit in Germany, Skandinaviska Enskilda Banken AG, will be merged with SEB AG during the autumn. (This unit is included in the Merchant Banking division of SEB AG and is thus not reported as part of the SEB Germany division.) In conjunction with this merger, additional restructuring will take place intended to further reduce SEB´s costs in Germany.

The SEB Germany division does not include those units (corporate customers, trading and the old Skandinaviska Enskilda Banken AG) that are internally included in the Merchant Banking division. *Appendix 1* therefore provides supplementary information consisting of the entire SEB AG Group's accounts stated in EUR. The figures for 2000, as for SEB Germany above, were adjusted for internal purchases and sales by Skandinaviska Enskilda Banken in Germany and BfG in Luxemburg. Adjustment was not made, however, for the external company sales completed by SEB AG during 2000.

Investment Management & Life – negatively affected by weak stock markets

The division comprises the business areas SEB Invest (former SEB Invest & Funds) and SEB Trygg Liv and accounts for the SEB Group's business within mutual funds, institutional portfolio management and life insurance products.

The division was affected by the downward trend on the stock markets with respect to both demand for savings products and the effect of the so-called surplus values in the life insurance business.

The operating result amounted to SEK 199 M (320). Total result, including change in surplus values in the life insurance business, was SEK 312 M (747). This constituted a recovery during the second quarter, compared with the first quarter for which the total result was a loss of SEK –133 M. For the period as a whole, the financial effects on the change in surplus values resulting from the negative stock market trend had a negative impact of SEK –485 M (+7). The division's revenues decreased somewhat to SEK 1 513 M (1 556). Costs increased by 6 per cent to SEK 1 306 M (1 230).

As per 30 June 2001, total assets managed by SEB Invest on behalf of the entire division amounted to SEK 579 billion (578). Of this total, portfolio management accounted for SEK 145 billion (119), traditional life insurance for SEK 245 billion (245) and mutual funds & unit linked insurance for SEK 189 billion (214). Since year-end total assets under management had decreased by 2 per cent.

SEB Invest

SEB Invest showed an operating result of SEK 287 M (312), a decrease of 8 per cent.

Revenues increased by 1 per cent to SEK 783 M (776). Lower costs for distribution of mutual funds compensated for the drop in stock prices. Net sales increased from SEK 6 billion to SEK 9 billion, above all due to an increase in institutional mandates. Costs rose by 7 per cent to SEK 496 M (464), mainly due to recruitment within asset allocation, hedge products and the mutual fund sales organisation. The cost increase mainly related to the first quarter.

Of the net flow to mutual fund companies in Sweden, SEB accounted for 9.8 per cent (14.6). Corresponding market share for the whole of 2000 was 8.9 per cent. The share of outstanding fund assets in the Swedish market was 18.5 per cent (21.5).

In June, SEB Invest and Schroders, a leading international asset management group, decided to enter into an advisory agreement. The agreement means that Schroders will become an advisor in the management of SEB's Asian, Japan and Emerging Markets funds. The co-operation gives SEB Invest's customers first-class investment management in these areas. It also frees SEB Invest's own resources, allowing them to be more sharply focused on maintaining a leading position in the Nordic region, Europe and North America, as well as in such areas as technology, pharmaceuticals, private equity and hedge funds.

In April, SEB Invest launched its second hedge fund, which is an interest hedge fund. As per 30 June, the capital managed by the fund amounted to SEK 675 M.

SEB Trygg Liv

Sales, i.e. new premiums and extra payments under existing insurance policies, amounted to SEK 5 290 M (7,574), a decrease of 30 per cent. 70 per cent of the decrease refers to the second quarter and derives mainly from single premium endowment assurance, which is sensitive to the prevailing market conditions. However, sales of running insurance policies, mainly occupational pensions, increased and contributed to increasing the current value of new sales for the period, compared with last year. Sales of occupational pensions rose by 31 per cent. Premium income (total premiums paid) declined by 18 per cent to SEK 8 560 M (10 422).

Total income decreased by 6 per cent, mainly as a result of lower asset values. The downward trend in the beginning of the year was broken during the last two months. Total costs, after deducting the change in deferred acquisition cost, rose by 6 per cent. However, the actual increase in costs during the twelve-month period was less than 1 per cent. Operating result totalled SEK –88 M (8) as a result of lower income and a lower amount of capitalised acquisition costs. Total result, excluding financial effects on changes in surplus values, rose to SEK 510 M (428), due to the increased sales of regular premiums insurance. Including financial effects on the surplus values, total result amounted to SEK 25 M (435). See further *Appendix 3* on SEB Trygg Liv.

SEB Trygg Liv's share of the Swedish life insurance market was 12.7 per cent (15.4) during the second quarter of 2001. This decline was primarily due to the deregulation of the occupational pension insurance market now in progress in which competition for newly generated volumes thus far largely favours companies that previously had a monopoly position and large volumes of redemptions of pension liabilities (due to early-retirement pension) for which SEB Trygg Liv in consideration of profitability elects not to compete. The market statistics do not include sales of the IPS pension product, which is being given priority over private pension insurance, or the Portfolio Bond endowment insurance, which is sold in the Swedish market by SEB Trygg Life in Ireland.

During the first six months several major companies selected SEB Trygg Liv as one of the suppliers of occupational pensions. SEB Trygg Liv's ambition is to continue to develop the business within occupational pension and other life insurance services and products paid by the employer, and to strengthen its strong position in the private market.

The main sales focus is on unit linked insurance, which represents the absolute majority of the sales. In the first half of 2001 the selection of funds offered as unit linked insurance was extended by 17 funds from external fund managers. In total, there are now some 70 funds in the range of unit linked insurance.

The Baltic & Poland – steady advances

The positive earnings trend continued for SEB's wholly owned banks in the Baltic region – Eesti Ühispank, Latvijas Unibanka and Vilniaus Bankas. The result for the first six months amounted to SEK 253 M, an increase of 102 per cent, compared with the preceding year, during which Vilniaus Bankas was not consolidated in SEB and only included as a share in profits. Pro forma, with full consolidation of Vilniaus Bankas, earnings increased by 42 per cent.

The reduction in growth in Europe has not affected the Baltic countries. The contribution of domestic demand to the countries' growth is increasingly great, at the same time as it also stimulates both domestic and foreign investment. This year, GDP is expected to increase by 5 to 6 per cent in Estonia and Latvia and by 4.5 per cent in Lithuania.

During the spring, Eesti Ühispank sold its Latvian subsidiary Saules Banka. Customer growth in the three banks is high. The number of private customer has increased by 27 per cent and the number of corporate customers by 8 per cent over the last twelve months.

The positive earnings trend for the banks is due primarily to increased deposit volumes (up 42 per cent), increased lending volumes (up 39 per cent) and the fact that costs are increasing more slowly than revenues. Use of the banks' Internet services is growing rapidly. Together, the three banks had 159,000 e-banking customers in June, which was an increase of nearly 50,000 since 1 January.

In June, SEB increased its ownership in the Polish Bank Ochrony Srodowiska (BOS) from 39 to 46 per cent. Through its minority ownership, SEB has contributed expertise primarily in international banking and given BOS customers access to the Group's international network. A unit for serving Scandinavian customers was established within BOS during the second quarter.

The SEB Group

Operational Profit and Loss Account

SEK M	January-June 2001	January-June 2000	Change per cent	Full year 2000
Net interest income	6 234	5 869	6	11 616
Net commission income	5 958	6 939	-14	13 846
Net result of financial transactions	1 509	1 472	3	3 552
Other operating income	1 676	2 652	-37	3 644
Total income	**15 377**	**16 932**	**-9**	**32 658**
Staff costs	-6 236	-6 298	-1	-12 761
Pension compensation	529	490	8	943
Other operating costs	-4 520	-4 013	13	-8 751
Depreciation	- 916	- 846	8	-1 763
Total costs	**-11 143**	**-10 667**	**4**	**-22 332**
Net credit losses etc	- 248	- 531	-53	- 890
Net result from associated companies	16	52	-69	95
Operating profit from non-life insurance operations	243	133	83	212
Operating result	**4 245**	**5 919**	**-28**	**9 743**
Change in surplus value in life insurance operations	113	427	-74	337
Total result	**4 358**	**6 346**	**-31**	**10 080**
Taxes	-1 365	-1 524	-10	-2 856
Taxes on change in surplus values	- 32	- 120	-73	- 94
Minority interests	- 67	- 145	-54	- 245
Total result after tax	**2 894**	**4 557**	**-36**	**6 885**

Key figures

	January-June 2001	January-June 2000	Full year 2000
Return on equity, %	13,4	22,1	16,9
Return including change in surplus values, %	13,0	22,3	16,5
Return on equity, 12 months moving average, %	12,4	17,0	16,9
Return including change in surplus values, 12 months moving average, %	11,8	18,6	16,5
Earnings per share, SEK	3,99	6,03	9,43
Earnings per share (Total result after tax), SEK	4,11	6,47	9,77
Income/cost ratio, SEB Group	1,38	1,59	1,46
Income/cost ratio, banking operations	1,34	1,54	1,42
Cost/income ratio, SEB Group	0,72	0,63	0,68
Cost/income ratio, banking operations	0,74	0,65	0,70
Lending loss level, %	0,06	0,15	0,12
Provision ratio for doubtful claims, %	46,6	54,0	49,1
Level of doubtful claims, %	1,38	1,15	1,35
Total capital ratio, %	10,43	10,96	10,76
Core capital ratio, %	7,24	7,60	7,37

Operational Profit & Loss Account, quarterly performance for the Group

SEK M	2001:2	2001:1	2000:4	2000:3	2000:2
Net interest income	3 164	3 070	2 898	2 849	2 986
Net commission income[1]	2 965	2 993	3 507	3 400	3 237
Net result of financial transactions[1]	534	975	1 294	786	572
Other operating income	521	1 155	598	394	1 367
Total income	**7 184**	**8 193**	**8 297**	**7 429**	**8 162**
Staff costs	-3 200	-3 036	-3 391	-3 072	-3 087
Pension compensation	231	298	227	226	319
Other operating costs	-2 251	-2 269	-2 847	-1 891	-2 095
Depreciation	- 461	- 455	- 508	- 409	- 419
Total costs	**-5 681**	**-5 462**	**-6 519**	**-5 146**	**-5 282**
Net credit losses etc	- 66	- 182	- 112	- 247	- 250
Net result from associated companies	17	- 1	20	23	22
Operating profit from non-life insurance operations	2	241	43	36	81
Operating result	**1 456**	**2 789**	**1 729**	**2 095**	**2 733**
Change in surplus value in life insurance operations	364	- 251	- 269	179	- 46
Total result	**1 820**	**2 538**	**1 460**	**2 274**	**2 687**
Taxes	- 565	- 800	- 613	- 719	- 886
Taxes on change in surplus value	- 102	70	76	- 50	12
Minority interests	- 38	- 29	- 36	- 64	- 21
Total result after tax	**1 115**	**1 779**	**887**	**1 441**	**1 792**

1) A reclassification of Q1 has been done between Net commission income SEK +60 M and Net result of financial transactions SEK –60 M.

Net commission income

SEK M	2001:2	2001:1	2000:4	2000:3	2000:2
Payments	259	283	286	296	276
Cards	479	445	426	375	401
Issue of securities	83	49	114	195	156
Custody and mutual fund	853	931	1 170	1 028	1 013
Courtage shares	541	662	659	724	679
Courtage other	34	47	47	36	52
Lending	116	105	116	166	129
Deposits	17	16	1	11	27
Guarantees	40	31	35	29	33
Advisory	254	89	241	199	211
Derivatives	10	79	32	46	66
Other[1]	71	166	91	74	40
SEB AG and The Baltic	658	602	756	595	556
Commission income	**3 415**	**3 505**	**3 974**	**3 774**	**3 639**
Payments	- 233	- 246	- 209	- 226	- 221
Securities	- 26	- 102	- 59	- 66	- 39
Other	- 88	- 58	- 69	- 16	- 45
SEB AG and The Baltic	- 103	- 106	- 130	- 66	- 97
Commission costs	**- 450**	**- 512**	**- 467**	**- 374**	**- 402**
Payments	505	482	503	445	456
Securities	1 485	1 587	1 931	1 917	1 861
Other	420	428	447	509	461
SEB AG and The Baltic	555	496	626	529	459
Net commission income	**2 965**	**2 993**	**3 507**	**3 400**	**3 237**

1) A reclassification of Q1 has been done by SEK +60 M.

Net result financial transactions

SEK M	2001:2	2001:1	2000:4	2000:3	2000:2
Skandinaviska Enskilda Banken[1]	83	419	621	288	198
Enskilda Securities[2]	32	121	145	159	67
SEB AG	19	49	64	61	44
Other	9	37	12	1	13
Realised and unrealised	**143**	**626**	**842**	**509**	**322**
Exchange rate fluctuations	391	349	448	291	262
Redemption of bonds			4	- 14	- 12
Net result financial transactions	**534**	**975**	**1 294**	**786**	**572**

1) Dividend on shares in the trading portfolio amounts to SEK 1 098 M in 2001:2 and SEK 193 M in 2001:1 and is included above. In 2000:2 the corresponding amount of SEK 134 M was reported as dividend and is not included above.
2) A reclassification of Q1 has been done by SEK –60 M.

Operational Profit and Loss Account by division

January-June 2001, SEK M	Personal Banking Sweden	Personal Banking International	SEB Germany	Corporate & Institutions	Investment Management & Life	The Baltic	Other incl. eliminations	SEB Group
Net interest income	1 613	150	1 990	2 325	30	569	- 443	6 234
Net commission income	1 034	803	693	2 346	1 090	271	-279	5 958
Net result of financial transactions	28	44	80	1 120	- 12	124	125	1 509
Other income	53	59	377	77	405	93	612	1 676
Total income	**2 728**	**1 056**	**3 140**	**5 868**	**1 513**	**1 057**	**15**	**15 377**
Staff costs	- 989	- 366	-1 371	-1 983	- 572	- 327	- 628	-6 236
Pension compensation	210	12		139	27	1	140	529
Other operating costs	-1 010	- 606	- 854	-1 349	- 712	- 196	207	-4 520
Depreciation	- 18	- 29	- 187	- 107	- 49	- 168	- 358	- 916
Total costs	**-1 807**	**- 989**	**-2 412**	**-3 300**	**-1 306**	**- 690**	**- 639**	**-11 143**
Net credit losses etc	- 33	- 46	- 212	129		- 115	29	- 248
Net result from associated companies		- 21	27		- 8	1	17	16
Operating profit from non-life insurance operations							243	243
Operating result	**888**	**0**	**543**	**2 697**	**199**	**253**	**- 335**	**4 245**
Change in surplus value in life insurance operations					113			113
Total result	**888**	**0**	**543**	**2 697**	**312**	**253**	**- 335**	**4 358**

Personal Banking Sweden

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	801	780	3	1 613	1 481	9
Net commission income	493	721	-32	1 034	1 597	-35
Net result of financial transactions	11	4	175	28	20	40
Other operating income	8	4	100	53	9	
Total income	**1 313**	**1 509**	**-13**	**2 728**	**3 107**	**-12**
Staff costs	-535	-536	0	- 989	-1 067	-7
Pension compensation	105	116	-9	210	189	11
Other operating costs	-497	-473	5	-1 010	- 948	7
Depreciation	-8	-19	-58	- 18	- 30	-40
Total costs	**-935**	**-912**	**3**	**-1 807**	**-1 856**	**-3**
Net credit losses	-16	-58	-72	- 33	- 97	-66
Operating result	**362**	**539**	**-33**	**888**	**1 154**	**-23**

Personal Banking International

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	77	86	-10	150	197	-24
Net commission income	394	469	-16	803	915	-12
Net result of financial transactions	22	68	-68	44	93	-53
Other operating income	52	10		59	22	168
Total income	**545**	**633**	**-14**	**1 056**	**1 227**	**-14**
Staff costs	-195	-181	8	- 366	- 348	5
Pension compensation	9	11	-18	12	19	-37
Other operating costs	-331	-301	10	- 606	- 545	11
Depreciation	-14	-14		- 29	- 28	4
Total costs	**-531**	**-485**	**9**	**- 989**	**- 902**	**10**
Net credit losses	-22	7		- 46	- 3	
Net result from associated companies	-4	-60	-93	- 21	- 108	-81
Operating result	**-12**	**95**	**-113**		**214**	**-100**

SEB Kort

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	44	29	52	67	66	2
Net commission income	312	319	-2	605	592	2
Other operating income	40	10		43	17	153
Total income	**396**	**358**	**11**	**715**	**675**	**6**
Staff costs	-93	-89	4	- 184	- 173	6
Pension compensation	9	11	-18	12	19	-37
Other operating costs	-159	-164	-3	- 277	- 271	2
Depreciation	-8	-9	-11	- 16	- 18	-11
Total costs	**-251**	**-251**		**- 465**	**- 443**	**5**
Net credit losses	-20	-21	-5	- 44	- 31	42
Operating result	**125**	**86**	**45**	**206**	**201**	**2**

Personal Banking International excl SEB Kort

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	33	57	-42	83	131	-37
Net commission income	82	150	-45	198	323	-39
Net result of financial transactions	22	68	-68	44	93	-53
Other operating income	12			16	5	
Total income	**149**	**275**	**-46**	**341**	**552**	**-38**
Staff costs	-102	-92	11	- 182	- 175	4
Other operating costs	-172	-137	26	- 329	- 274	20
Depreciation	-6	-5	20	- 13	- 10	30
Total costs	**-280**	**-234**	**20**	**- 524**	**- 459**	**14**
Net credit losses	- 2	28		- 2	28	
Net result from associated companies	-4	-60	-93	- 21	- 108	-81
Operating result	**-137**	**9**		**- 206**	**13**	

Corporate & Institutions

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	1 225	1 113	10	2 325	2 295	1
Net commission income	1 221	1 153	6	2 346	2 588	-9
Net result of financial transactions	329	390	-16	1 120	1 096	2
Other operating income	23	256	-91	77	297	-74
Total income	**2 798**	**2 912**	**-4**	**5 868**	**6 276**	**-7**
Staff costs	-1 039	1 012	3	-1 983	-2 233	-11
Pension compensation	69	71	-3	139	117	19
Other operating costs	-694	-590	18	-1 349	-1 164	16
Depreciation	-57	-52	10	- 107	- 95	13
Total costs	**-1 721**	**-1 583**	**9**	**-3 300**	**-3 375**	**-2**
Net credit losses	109	-23		129	- 21	
Operating result	**1 186**	**1 306**	**-9**	**2 697**	**2 880**	**-6**

Merchant Banking

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	643	627	3	1 277	1 343	-5
Net commission income	363	235	54	687	553	24
Net result of financial transactions	261	275	-5	901	656	37
Other operating income	7	130	-95	46	154	-70
Total income	**1 274**	**1 267**	**1**	**2 911**	**2 706**	**8**
Staff costs	-504	-433	16	- 992	- 932	6
Pension compensation	45	47	-4	90	77	17
Other operating costs	-335	-300	12	- 616	- 593	4
Depreciation	-22	-27	-19	- 41	- 46	-11
Total costs	**-816**	**-713**	**14**	**-1 559**	**-1 494**	**4**
Recoveries	153	7		176	20	
Operating result	**611**	**561**	**9**	**1 528**	**1 232**	**24**

Mid Corporate

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	457	481	-5	923	924	0
Net commission income	70	80	-13	142	179	-21
Net result of financial transactions	23	23		43	43	
Other operating income	4	8	-50	13	18	-28
Total income	**554**	**592**	**-6**	**1 121**	**1 164**	**-4**
Staff costs	-127	-114	11	- 245	- 221	11
Pension compensation	16	17	-6	33	28	18
Other operating costs	-130	-118	10	- 255	- 235	9
Depreciation	-2	-1	100	- 4	- 3	33
Total costs	**-243**	**-216**	**13**	**- 471**	**- 431**	**9**
Net credit losses	-45	-30	50	- 53	- 49	8
Operating result	**266**	**346**	**-23**	**597**	**684**	**-13**

Enskilda Securities

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	53	-64		5	- 95	
Net commission income	617	664	-7	1 163	1 507	-23
Net result of financial transactions	32	84	-62	153	373	-59
Other operating income	8	112	-93	11	115	-90
Total income	**710**	**796**	**-11**	**1 332**	**1 900**	**-30**
Staff costs	-362	-421	-14	- 656	- 998	-34
Other operating costs	-162	-117	38	- 317	- 235	35
Depreciation	-32	-24	33	- 60	- 45	33
Total costs	**-556**	**-562**	**-1**	**-1 033**	**-1 278**	**-19**
Recoveries	1			6	8	-25
Operating result	**155**	**234**	**-34**	**305**	**630**	**-52**

SEB Securities Services

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	75	72	4	126	129	-2
Net commission income	171	174	-2	354	349	1
Net result of financial transactions	13	8	63	23	24	-4
Other operating income	4	6	-33	7	10	-30
Total income	**263**	**260**	**1**	**510**	**512**	**0**
Staff costs	-44	-38	16	- 85	- 73	16
Pension compensation	8	7	14	15	12	25
Other operating costs	-66	-58	14	- 153	- 106	44
Depreciation	-1			- 2	- 1	100
Total costs	**-103**	**-89**	**16**	**- 225**	**- 168**	**34**
Operating result	**160**	**171**	**-6**	**285**	**344**	**-17**

SEB Germany

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	963	1 110	-13	1 990	2 113	-6
Net commission income	346	355	-3	693	845	-18
Net result of financial transactions	67	135	-50	80	124	-35
Other operating income	101	59	71	377	158	139
Total income	**1 477**	**1 659**	**-11**	**3 140**	**3 240**	**-3**
Staff costs	-691	-689	0	-1 371	-1 352	1
Other operating costs	-407	-501	-19	- 854	- 947	-10
Depreciation	-95	-86	10	- 187	- 174	7
Total costs	**-1 193**	**-1 276**	**-7**	**-2 412**	**-2 473**	**-2**
Net credit losses	-112	-129	-13	- 212	- 439	-52
Net result from associated companies	7	57	-88	27	107	-75
Operating result	**179**	**311**	**-42**	**543**	**435**	**25**

Investment Management & Life

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	11	14	-21	30	28	7
Net commission income	534	562	-5	1 090	1 116	-2
Net result of financial transactions	-5	4		- 12	4	
Other operating income	199	204	-2	405	408	-1
Total income	**739**	**784**	**-6**	**1 513**	**1 556**	**-3**
Staff costs	-298	-266	12	- 572	- 521	10
Pension compensation	14	13	8	27	21	29
Other operating costs	-344	-330	4	- 712	- 689	3
Depreciation	-25	-22	14	- 49	- 41	20
Total costs	**-653**	**-605**	**8**	**-1 306**	**-1 230**	**6**
Net result from associated companies	-5	-4	25	- 8	- 6	33
Operating result	**81**	**175**	**-54**	**199**	**320**	**-38**
Change in surplus value in life insurance operations	364	-46		113	427	-74
Total result	**445**	**129**		**312**	**747**	**-58**

SEB Invest

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	-3	-1	200	3		
Net commission income	372	395	-6	773	774	0
Net result of financial transactions	5	4	25	6		
Other operating income		-2	-100	1	2	-50
Total income	**374**	**396**	**-6**	**783**	**776**	**1**
Staff costs	-156	-137	14	-291	-260	12
Pension compensation	14	13	8	27	21	29
Other operating costs	-104	-115	-10	-215	-213	1
Depreciation	-8	-7	14	-17	-12	42
Total costs	**-254**	**-246**	**3**	**- 496**	**-464**	**7**
Operating result	**120**	**150**	**-20**	**287**	**312**	**-8**

SEB Trygg Liv

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	14	15	-7	27	28	-4
Net commission income	17	16	6	29	33	-12
Net result of financial transactions	-10			- 18	4	
Other operating income	344	357	-4	692	715	-3
Total income	**365**	**388**	**-6**	**730**	**780**	**-6**
Staff costs	-142	-129	10	- 281	- 261	8
Other operating costs	-240	-215	12	- 497	- 476	4
Depreciation	-17	-15	13	- 32	- 29	10
Total costs	**-399**	**-359**	**11**	**- 810**	**- 766**	**6**
Net result from associated companies	-5	-4	25	- 8	- 6	33
Operating result	**-39**	**25**		**- 88**	**8**	
Change in surplus value in life insurance operations	364	-46		113	427	-74
Total result	**325**	**-21**		**25**	**435**	**-94**

The Baltic

SEK M	Q 2 2001	Q 2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent
Net interest income	291	123	137	569	244	133
Net commission income	147	66	123	271	130	108
Net result of financial transactions	53	35	51	124	61	103
Other operating income	27	20	35	93	33	182
Total income	**518**	**244**	**112**	**1 057**	**468**	**126**
Staff costs	-166	-75	121	- 327	- 147	122
Pension compensation				1		
Other operating costs	-103	-59	75	- 196	- 113	73
Depreciation	-84	-40	110	- 168	- 83	102
Total costs	**-353**	**-174**	103	**- 690**	**- 343**	**101**
Net credit losses	-37	-32	16	- 115	- 33	
Net result from associated companies		15	-100	1	33	-97
Operating result	**128**	**53**	**142**	**253**	**125**	**102**

Statutory Profit and Loss Account

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Income							
Interest income	*14 006*	*12 763*	*10*	*27 859*	*25 113*	*11*	*51 196*
Interest costs	*-10 852*	*-9 795*	*11*	*-21 646*	*-19 277*	*12*	*-39 640*
Net interest income	3 154	2 968	6	6 213	5 836	6	11 556
Dividends received *)	1 144	839	36	1 365	857	59	877
Commission income ***)	*3 314*	*3 542*	*-6*	*6 730*	*7 608*	*-12*	*15 132*
Commission costs	*- 450*	*- 402*	*12*	*- 962*	*- 828*	*16*	*-1 669*
Net commission income [1]	2 864	3 140	-9	5 768	6 780	-15	13 463
Net result of financial transactions [2] ***)	-554	573	-197	236	1 468	-84	3 544
Other operating income	326	391	-17	1 315	1 536	-14	2 208
Income from banking operations	**6 934**	**7 911**	**-12**	**14 897**	**16 477**	**-10**	**31 648**
Costs							
Staff costs	-3 061	-2 961	3	-5 963	-6 053	-1	-12 234
General administrative costs	-1 494	-1 515	-1	-3 066	-2 905	6	-5 985
Depreciation and write-downs of tangible and intangible fixed assets	- 445	- 405	10	- 885	- 817	8	-1 703
Other operating costs	- 604	- 496	22	-1 169	- 941	24	-2 360
Costs from banking operations	**-5 604**	**-5 377**	**4**	**-11 083**	**-10 716**	**3**	**-22 282**
Profit/loss from banking operations before credit losses	**1 330**	**2 534**	**-48**	**3 814**	**5 761**	**-34**	**9 366**
Net credit losses [3]	- 58	- 222	-74	- 207	- 554	-63	- 858
Change in value of seized assets	- 8	- 14	-43	7	40	-83	43
Write-down of financial fixed assets		- 14	-100	- 48	- 17	182	- 75
Net result from associated companies	22	26	-15	24	58	-59	104
Operating profit from banking operations	**1 286**	**2 310**	**-44**	**3 590**	**5 288**	**-32**	**8 580**
Operating profit from insurance operations [4]	- 61	104	-159	126	141	-11	220
Operating profit	**1 225**	**2 414**	**-49**	**3 716**	**5 429**	**-32**	**8 800**
Pension compensation	231	319	-28	529	490	8	943
Profit before tax and minority interests	**1 456**	**2 733**	**-47**	**4 245**	**5 919**	**-28**	**9 743**
Taxes	- 565	- 886	-36	-1 365	-1 524	-10	-2 856
Minority interests	- 38	- 21	81	- 67	- 145	-54	- 245
Net profit for the period **)	**853**	**1 826**	**-53**	**2 813**	**4 250**	**-34**	**6 642**

*) In 2001 dividend on shares in Merchant Banking´s trading portfolio amounts to SEK 1 291 M (Q2 2001: 1 098, Q2 2000: 134). 2000 included an extra ordinary dividend of SEK 440 M.

	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
**) Earnings per share, SEK	1,21	2,59		3,99	6,03		9,43
Number of shares	704 557 680	704 557 680		704 557 680	704 557 680		704 557 680

***) A reclassification of Q1 has been done between Net commission income SEK +60 M and Net result of financial transactions SEK –60 M

1) Net commission income

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Payment commissions	662	674	-2	1 320	1 167	13	2 424
Securities commissions	1 524	2 008	-24	3 171	4 283	-26	8 137
Other commissions	678	458	48	1 277	1 330	-4	2 902
Net commission income	**2 864**	**3 140**	**-9**	**5 768**	**6 780**	**-15**	**13 463**

2) Net result of financial transactions

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Shares/participations	- 133	- 148	-10	354	272	30	- 44
Interest-bearing securities	358	104		534	294	82	413
Other financial instruments	- 801	391		- 754	607		1 693
Realised result	- 576	347		134	1 173	-89	2 062
Shares/participations	439	- 408		- 160	- 480	-67	- 451
Interest-bearing securities	- 129	- 42		- 100	- 165	-39	105
Other financial instruments	- 676	421		- 375	325		493
Unrealised value changes	- 366	- 29		- 635	- 320	98	147
Exchange rate fluctuations	391	267	46	740	630	17	1 360
Redemption of bonds	- 3	- 12	-75	- 3	- 15	-80	- 25
Net result of financial transactions	**-554**	**573**	**-197**	**236**	**1 468**	**-84**	**3 544**

3) Net credit losses

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Individually appraised receivables:							
Reported write-down, incurred losses	-1 034	- 738	40	-1 327	- 955	39	-3 496
Reversal of previous provisions for possible losses, reported as incurred losses in current years accounts	881	547	61	1 075	614	75	2 569
Reported provision for possible losses	- 280	- 305	-8	- 564	- 731	-23	-1 552
Recovered from losses incurred in previous years	109	65	68	215	148	45	612
Reversal of previous provisions for possible losses	257	122	111	379	253	50	638
Reported net cost for individually appraised receivables	- 67	- 309	-78	- 222	- 671	-67	-1 229
Receivables appraised by category:							
Reported write-down, incurred losses	- 23	- 24	-4	- 50	- 42	19	- 57
Reported provision for possible losses	- 3	- 5	-40	- 8	- 6	33	- 8
Recovered from losses incurred in previous years	7	7		14	16	-13	24
Withdrawal from reserve for lending losses							
Reported net cost for receivables appraised by category	- 19	- 22	-14	- 44	- 32	38	- 41
Allocation to/withdrawal from reserve for political risks abroad	7	121	-94	49	182	-73	363
Contingent liabilities	21	- 12		10	- 33	-130	49
Net credit losses	**- 58**	**- 222**	**-74**	**- 207**	**- 554**	**-63**	**- 858**

4) Operating profit from insurance operations

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Non-life operations	1	81	-99	243	133	83	212
Life operations	- 62	23		- 117	8		8
Operating profit from insurance operations	**- 61**	**104**	**-159**	**126**	**141**	**-11**	**220**

Cash flow analysis

SEK M	January-June 2001	Full year 2000	January-June 2000
Cash flow before changes in lending and deposits	2 544	10 795	18 873
Increase in lending to the public	-16 308	-36 262	-2 256
Increase in deposits from the public	40 625	27 113	26 701
Cash flow, current operations	**26 861**	**1 646**	**43 318**
Cash flow, investment activities	**-2 761**	**41 291**	**40 568**
Cash flow, financing activities	**-6 623**	**-20 630**	**-18 815**
Cash flow for the period	**17 477**	**22 307**	**65 071**
Liquid funds at beginning of year	46 532	24 225	24 225
Cash flow for the period	17 477	22 307	65 071
Liquid funds at end of period	**64 009**	**46 532**	**89 296**

Balance sheet

SEK M	30 June 2001	31 December 2000	30 June 2000
Lending to credit institutions	166 393	164 673	195 850
Lending to the public	621 572	605 759	566 471
Interest-bearing securities	182 199	158 047	119 352
- Financial fixed assets	*5 070*	*4 736*	*5 492*
- Financial current assets	*177 129*	*153 311*	*113 860*
Shares and participations	11 982	8 688	11 508
Assets used in the insurance operations	68 927	71 749	74 963
Other assets	136 588	113 894	131 117
Total assets	**1 187 661**	**1 122 810**	**1 099 261**
Liabilities to credit institutions	225 346	217 364	196 211
Deposits and borrowing from the public	460 512	419 887	410 835
Securities issued, etc.	195 806	199 103	199 761
Liabilities of the insurance operations	66 314	66 932	71 930
Other liabilities and provisions	167 073	146 505	149 840
Subordinated liabilities	30 902	31 410	31 915
Shareholders' equity [1]	41 708	41 609	38 769
Total liabilities and shareholders' equity	**1 187 661**	**1 122 810**	**1 099 261**

1) Change in shareholders' equity

SEK M	30 June 2001	31 December 2000	30 June 2000
Opening balance	41 609	33 006	33 006
New share issue		4 067	4 067
Dividend to shareholders	-2 818	-2 466	-2 466
Result, holding of own shares		21	
Translation difference	104	339	- 88
Net profit for the period	2 813	6 642	4 250
Closing balance	**41 708**	**41 609**	**38 769**

Derivative contracts

30 June 2001	Contracts on the asset side		Contracts on the liability side	
SEK M	Book value	Market value	Book value	Market value
Interest-related	17 905	17 905	19 422	19 422
Currency-related	54 522	56 814	47 924	51 238
Equity-related	874	874	537	537
Other	10	10	10	10
Total	**73 311**	**75 603**	**67 893**	**71 207**

On 30 June 2001 the notional value of the Group's derivatives contracts amounted to SEK 4 208 billion (SEK 4 148 billion on 30 June 2000).

The book value of derivative instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations which is the object of hedge accounting.

Problem loans and seized assets

SEK M	30 June 2001	31 December 2000	30 June 2000
Doubtful claims	16 153	16 437	14 419
Provision for possible lending losses	-7 522	-8 072	-7 789
Doubtful claims, net	**8 631**	**8 365**	**6 630**
Claims subject to interest reduction	271	308	301
Total volume of problem loans	**8 902**	**8 673**	**6 931**
Level of doubtful claims	**1,38**	**1,35**	**1,15**
(Doubtful claims (net) in relation to lending and leasing (net) at end of period, per cent)			
Provision ratio for doubtful claims	**46,6**	**49,1**	**54,0**
(Reserve for possible lending losses in relation to doubtful claims (gross), per cent)			
Pledges taken over			
Buildings and land	45	104	110
Shares and participations	97	109	149
Total volume of pledges taken over	**142**	**213**	**259**

The soft loans of the Group are included among claims subject to interest reduction.

The shortfall in income due to interest deferments was SEK 2 M (3), while unpaid interest on non-performing loans amounted to SEK 109 M (143).

On 30 June 2001, the Group had SEK 129 M (284) in non-performing loans in Sweden on which interest income was reported. These loans are not included among the problem loans, since the corresponding collateral covers both interest and principal.

Skandinaviska Enskilda Banken (parent company)

Profit and Loss Account

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Income							
Interest income	*7 199*	*6 829*	*5*	*14 439*	*12 895*	*12*	*27 250*
Leasing income	*148*	*117*	*26*	*295*	*227*	*30*	*459*
Interest costs	*-6 111*	*-5 704*	*7*	*-12 314*	*-10 626*	*16*	*-22 879*
Net interest income [1]							
Dividends received [*]	1 463	863	70	1 691	885	91	2 157
Commission income	*1 294*	*1 727*	*-25*	*2 665*	*3 601*	*-26*	*6 958*
Commission costs	*- 213*	*- 269*	*-21*	*- 404*	*- 525*	*-23*	*-1 000*
Net commission income [2]	1 081	1 458	-26	2 261	3 076	-26	5 958
Net result of financial transactions [3]	- 759	433		- 198	806	-125	2 298
Other operating income	236	444	-47	1 010	1 282	-21	1 990
Total income	**3 257**	**4 440**	**-27**	**7 184**	**8 545**	**-16**	**17 233**
Costs							
Staff costs	-1 397	-1 633	-14	-2 675	-3 177	-16	-6 470
Other administrative expenses	-1 154	- 884	31	-2 343	-1 808	30	-3 985
Depreciation and write-downs of tangible and intangible fixed assets	- 77	- 81	-5	- 153	- 156	-2	- 317
Other operating costs	- 278	- 363	-23	- 618	- 598	3	-1 282
Total costs	**-2 906**	**-2 961**	**-2**	**-5 789**	**-5 739**	**1**	**-12 054**
Profit/loss before credit losses	**351**	**1 479**	**-76**	**1 395**	**2 806**	**-50**	**5 179**
Net credit losses [4]	103	- 11		135	20		144
Change in value of seized assets	- 5	- 8	-38	- 5	- 8	-38	- 8
Write-down of financial fixed assets		- 110	-100		- 110	-100	- 658
Operating profit	**449**	**1 350**	**-67**	**1 525**	**2 708**	**-44**	**4 657**
Pension provision	206	319	-35	494	490	1	943
Profit before appropriations and tax	**555**	**1 669**	**-61**	**2 019**	**3 198**	**-37**	**5 600**
Other appropriations [**]	- 223	- 427	-48	- 784	- 966	-19	-2 307
Taxes	- 34	- 286	-88	- 217	- 448	-52	- 472
Net profit for the period	**398**	**956**	**-58**	**1 018**	**1 784**	**-43**	**2 821**

*) In 2001 dividend on shares in Merchant Banking´s trading portfolio amounts to SEK 1 291 M (Q2 2001: 1 098, Q2 2000: 134). 2000 included an extra ordinary dividend of SEK 440.

**) Group contributions reported directly against equity.

1) Net interest income

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Interest income	7 199	6 829	5	14 439	12 895	12	27 250
Leasing income	148	117	26	295	227	30	459
Interest costs	-6 111	-5 704	7	-12 314	-10 626	16	-22 879
Leasing depreciation	- 44	- 40	10	- 88	- 73	21	- 148
Net interest income	**1 192**	**1 202**	**-1**	**2 332**	**2 423**	**-4**	**4 682**

2) Net commission income

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Payment commissions	154	337	-54	344	693	-50	1 416
Securities commissions	661	903	-27	1 428	1 912	-25	3 580
Other commissions	266	218	22	489	471	4	962
Net commission income	**1 081**	**1 458**	**-26**	**2 261**	**3 076**	**-26**	**5 958**

3) Net result of financial transactions

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Shares/participations	- 5	6	-183	- 5	6	-183	65
Interest-bearing securities	279	- 32		460	42		394
Other financial instruments	- 966	134		- 901	320		725
Realised result	- 692	108		- 446	368		1 184
Shares/participations	- 4	97	-104	- 8	- 9	-11	- 15
Interest-bearing securities	- 115	16		- 124	- 61	103	- 199
Other financial instruments	- 254	- 22		- 211	- 26		211
Unrealised value changes	- 373	91		- 343	- 96		- 3
Exchange rate fluctuations	306	234	31	591	534	11	1 117
Net result of financial transactions	**- 759**	**433**		**- 198**	**806**	**-125**	**2 298**

4) Net credit losses

SEK M	Q2 2001	Q2 2000	Change per cent	January-June 2001	January-June 2000	Change per cent	Full year 2000
Individually appraised receivables							
Reported write-down, incurred losses	- 696	- 60		- 744	- 102		-1 420
Reversal of previous provisions for possible losses reported as incurred losses in current period's accounts	671	51		705	85		1 295
Reported provision for possible losses	- 42	- 63	-33	- 114	- 201	-43	- 520
Recovered from losses incurred in previous years	58	21	176	111	57	95	372
Reversal of previous provisions for possible losses	99	21		122	104	17	164
Reported net cost for individually appraised receivables	90	- 30		80	- 57		- 109
Receivables appraised by category							
Reported write-down, incurred losses		- 14	-100		- 22	-100	- 52
Reported provision for possible losses							- 4
Recovered from losses incurred in previous years		6	-100		12	-100	22
Withdrawal from provision for lending losses							
Reported net cost for receivables appraised by category		- 8	-100		- 10	-100	- 34
Allocation to/withdrawal from reserve for political risks abroad	7	27	-74	49	87	-44	279
Contingent liabilities	6			6			8
Total	**103**	**- 11**		**135**	**20**		**144**

Cash flow analysis

SEK M	January-June 2001	Full year 2000	January-June 2000
Cash flow before changes in lending and deposits	6 129	7 813	30 070
Increase (-)/decrease (+) in lending to the public	5 643	-31 782	-13 797
Increase (+)/decrease (-) in deposits from the public	27 624	15 923	19 540
Cash flow, current operations	**39 396**	**-8 046**	**35 813**
Cash flow, investment activities	**- 309**	**-19 546**	**-16 264**
Cash flow, financing activities	**-8 837**	**-3 598**	**- 751**
Cash flow for the period	**30 250**	**-31 190**	**18 798**
Liquid funds at beginning of year	45 261	76 451	76 451
Cash flow for the period	30 250	-31 190	18 798
Liquid funds at end of period	**75 511**	**45 261**	**95 249**

Balance sheet

SEK M	30 June 2001	31 December 2000	30 June 2000
Lending to credit institutions	213 726	184 849	224 297
Lending to the public	214 946	220 493	203 007
Interest-bearing securities	136 324	118 418	81 390
- Financial fixed assets	*3 360*	*2 962*	*2 601*
- Financial current assets	*132 964*	*115 456*	*78 789*
Shares and participations	*50 446*	*44 485*	*42 018*
Other assets	103 197	94 112	95 852
Total assets	**718 639**	**662 357**	**646 564**
Liabilities to credit institutions	213 629	198 618	180 620
Deposits and borrowing from the public	262 274	234 650	238 278
Securities issued, etc.	46 999	52 518	54 274
Other liabilities and provisions	141 304	120 194	117 888
Subordinated liabilities	27 707	28 207	29 298
Shareholders' equity [1]	26 726	28 170	26 206
Total liabilities and shareholders' equity	**718 639**	**662 357**	**646 564**

1) Change in shareholders' equity

SEK M	30 June 2001	31 December 2000	30 June 2000
Opening balance	28 170	22 294	22 294
New share issue		4 067	4 067
Dividend to shareholders	-2 818	-2 466	-2 466
Group contributions, net	341	1 436	509
Result, holding of own shares		21	
Translation difference	15	- 3	18
Net profit for the period	1 018	2 821	1 784
Closing balance	**26 726**	**28 170**	**26 206**

Statutory Profit and Loss Account / Operational Profit and Loss Account

SEK M	January-June 2001	SEB Trygg Liv	Internal trans-actions bank-insurance	Reclassification	January-June 2001	
Net interest income	6 213	21			6 234	Net interest income
Dividends received	1 365	2		-1 367		
Net commission income	5 768		190		5 958	Net commission income
Net result of financial transactions	236	- 18		1 291	1 509	Net result of financial transactions
Other operating income	1 315	689	- 404	76	1 676	Other operating income
Income from banking operations	**14 897**	**694**	**- 214**	**0**	**15 377**	**Total income**
Staff costs	-5 963	- 278	5		-6 236	Staff costs
				529	529	Pension compensation
General administrative costs	-3 066	- 398		3 464		
Depreciation and write-downs of tangible and intangible fixed assets	- 885	- 31			- 916	Depreciation
Other operating costs	-1 169	- 96	209	-3 464	-4 520	Other operating costs
Costs from banking operations	**-11 083**	**- 803**	**214**	**529**	**-11 143**	**Total costs**
Profit/loss from banking operations before credit losses	**3 814**					
Net credit losses	- 207			- 41	- 248	Net credit losses etc
Change in value of seized assets	7			- 7		
Write-down of financial fixed assets	- 48			48		
Net result from associated companies	24	- 8			16	Net result from associated companies
Operating profit from banking operations	**3 590**					
Operating profit from insurance operations	126	117			243	Operating profit from non-life insurance operations
Operating profit	**3 716**	**0**	**0**	**529**	**4 245**	**Operating result**
				113	113	Change in surplus value in life insurance operations
					4 358	**Total result**
Pension compensation	529			- 529		
Taxes	-1 365				-1 365	Taxes
				- 32	- 32	Taxes on change in surplus values
Minority interests	- 67				- 67	Minority interests
Net profit for the period	**2 813**	**0**	**0**	**81**	**2 894**	**Total result after tax**

Appendix 1

SEB AG in the SEB Group

Profit & Loss Account adapted to Swedish Accounting Principles

EUR M	2001:2	2001:1	2000:4	2000:3	2000:2	2000:1	Full year 2000	Normal quarter 2000
Net interest income	118	127	120	126	142	128	516	129
Net commission income	45	41	58	54	48	66	226	56
Net result of financial transactions	5	7	10	10	5	20	45	11
Other operating income	11	36	5	14	7	13	39	10
Total income	**179**	**211**	**193**	**204**	**202**	**227**	**826**	**206**
Staff costs	- 80	- 82	- 77	- 85	- 87	- 84	- 333	- 83
Other operating costs	- 62	- 65	- 81	- 69	- 80	- 70	- 300	- 75
Total costs	**- 142**	**- 147**	**- 158**	**- 154**	**- 167**	**- 154**	**- 633**	**- 158**
Net credit losses etc	- 15	- 10	- 18	- 18	- 15	- 36	- 87	- 22
Net result from associated companies			2				2	
"External" Profit	**22**	**54**	**19**	**32**	**20**	**37**	**108**	**26**
Operating profit from non-life insurance operations		- 27			- 9	- 18	- 27	
"Normal" Profit	**22**	**27**	**19**	**32**	**11**	**19**	**81**	**26**

At the beginning of 2001 the reserves amounted to EUR 463,5 M. The allocation and utilisation during 2001 is showed in the table below:

Allocation and utilisation of reserves

EUR M	Reserve for credit losses	Social plan	Restructuring reserves	Total
Opening balance 2001	112,3	67,1	284,1	463,5
Utilised Q 1		-23,4	-26,7	-50,1
Utilised Q 2	-0,6	-6,9	-27,6	-35,1
Closing balance 30 June 2001	**111,7**	**36,8**	**229,8**	**378,3**

Of the utilisation of the restructuring reserve (EUR 26,7 M + EUR 27,6 M = EUR 54,3 M) EUR 34,4 M covers the change of brand name from BfG to SEB.

Appendix 2

Credit exposure by industry sector

	2001-06-30	%	*of which SEB AG*	%	2000-12-31	%	*of which SEB AG*	%
Corporates and banks								
Banks	170 306	17,8	*71 395*	*20,2*	171 707	18,4	*69 546*	*19,9*
Finance and insurance	57 796	6,0	*7 618*	*2,2*	44 330	4,8	*8 664*	*2,5*
Property management	117 815	12,3	*68 919*	*19,6*	113 888	12,3	*62 896*	*17,9*
Wholesale and retailing, hotels and restaurants	36 995	3,8	*8 623*	*2,4*	38 649	4,2	*9 257*	*2,6*
Transportation	35 850	3,7	*1 639*	*0,5*	35 195	3,8	*1 203*	*0,3*
Other service sectors	24 624	2,6	*107*	*0,0*	24 977	2,7	*91*	*0,0*
Construction	10 885	1,1	*3 309*	*0,9*	10 110	1,1	*3 541*	*1,0*
Manufacturing	102 669	10,7	*9 912*	*2,8*	84 816	9,2	*10 447*	*3,0*
Other	91 662	9,5	*33 338*	*9,4*	87 829	9,5	*36 964*	*10,5*
	648 602	**67,5**	***204 860***	***58,0***	**611 501**	**66,0**	***202 609***	***57,7***
Public administration								
Municipalities, County Councils	15 712	1,6	-	-	16 235	1,8	-	-
Municipality-owned companies	27 186	2,8	-	-	26 993	2,9	-	-
German and Baltic Municipalities and Federal states	52 038	5,5	*51 385*	*14,5*	48 928	5,3	*48 924*	*13,9*
	94 936	**9,9**	***51 385***	***14,5***	**92 156**	**10,0**	***48 924***	***13,9***
Households								
Housing loans (first-mortgage loans)	82 832	8,6	*10 112*	*2,9*	76 769	8,3	*9 331*	*2,7*
Other loans	129 719	13,5	*87 082*	*24,6*	130 879	14,1	*90 114*	*25,7*
	212 551	**22,1**	***97 194***	***27,5***	**207 648**	**22,4**	***99 445***	***28,4***
Not distributed by sector and industry	**5 011**	**0,5**	**-**	**-**	**15 141**	**1,6**	**-**	**-**
Total credit portfolio	961 100	100	*353 439*	***100***	926 446	100	*350 978*	***100***
Repos								
Credit institutions	55 262		-		36 193		-	
General public	36 974		-		53 159		-	
	92 236		**-**		**89 352**		**-**	

Exposure on Emerging Markets, geographically distributed, SEK M

Emerging Markets, 30 June 2001	Total	*of which SEB AG*
Asia	**4 396**	**350**
Hong Kong	487	71
China	814	100
Other Specified Countries	2 261	75
Latin America	**3 831**	**406**
Brazil	1 926	19
Eastern- and Central Europe[6]	**1 832**	**950**
Russia	932	333
Africa and Middle East	**2 827**	**228**
Turkey	896	16
Total, Gross	**12 886**	**1 934**
Provision	2 179	1 019
Total, Net	**10 707**	**915**

1. Includes Hong Kong, China, India, Pakistan, Taiwan and Macao and not 2.
2. Includes Philippines, Malaysia, Thailand, Korea and Indonesia
3. Includes Brazil, Argentina, Mexico and Peru
4. Includes Russia, Estonia, Latvia, Lithuania, Poland, Czech Republic Slovakia, Romania, Hungary, Slovenia, Croatia, Kazakhstan and Ukraine
5. Includes Turkey, Iran, Saudi Arabia, Egypt, Israel, South Africa, Ethiopia and Algeria
6. Exposure trough the Baltic subsidiaries of the bank is not included

Appendix 3

SEB Trygg Liv

SEB Trygg Liv focuses on the sale and administration of unit-linked insurance products as well as their equivalent for account of the traditional mutual life insurance business. SEB Trygg Liv is a wholly owned life group which ultimate parent is Skandinaviska Enskilda Banken. From an accounting point of view, the life business is separate from the traditional banking activities. SEB Trygg Liv's accounts are presented in this Appendix according to generally accepted accounting standards within the insurance business.

The market was adversely affected during the first half of the year by the continued decline in market values. The demand for single-premium endowment assurance dropped significantly while the market for occupational pension insurance is more stable. Total new issues of single-premium unit linked in Sweden during the first half of 2001 amounted to 7.6 billion (18.2), an almost 60 per cent drop compared to prior year.

SEB Trygg Liv reported a decline in sales of -30 per cent (+55) compared with the preceding year. In accordance with the market as a whole, single-premium endowment assurance for the private market accounted for most of the decline. Most sales, 81 (92) per cent pertained to unit-linked products, of which 12 (13) per cent was attributable to sales through the subsidiary SEB Trygg Life (Ireland), primarily the investment product Life Assurance Portfolio Bond for the Swedish market.

Sales, i.e. new premiums and extra payments under existing insurance policies, decreased by SEK 2 284 M, or 30 per cent, to SEK 5 290 M (7 574). The main portion or 70 per cent of the decrease took place during the first quarter. The present value of sales increased due to increased sales of regular premium business, mainly corporate pension plans. Premium income (premiums paid) decreased less than sales, by 18 per cent to SEK 8 560 M (10 422). In total, the value of assets under management decreased by SEK 16 billion or 6 percent to SEK 236 billion (252) during the twelve month period, mainly due to the decline in market values. The decrease for unit-linked was 6 per cent.

Total income decreased by 6 percent to 730 M (780), mainly as a result of the lower asset values compared to last year. Operating costs and other costs, after deducting the change in deferred acquisition cost of SEK 105 M (146), rose by 6 percent to SEK 818 M (772). However, the actual increase in costs during the twelve-month period was less than 1 per cent. Operating result, before current period change in surplus values, totalled SEK –88 M (8) as a result of lower income and a lower amount of capitalised acquisition costs. A smaller improvement was notified during the second quarter.

The surplus value in life insurance operations is the present value of expected future profits from signed insurance contracts. The surplus value comprises unit-linked operations as well as commissioning agreements with traditional life insurance companies.

When determining the surplus value in the insurance portfolio an annually unit fund growth of 6 per cent, that is 1.5 percent per quarter, is assumed. A higher or lower growth rate than assumed will result in positive or negative financial effects when computing the current year change. During 2001, the overall growth in unit funds was minus 8 per cent (+3), thus resulting in negative financial effects of SEK 485 M (7) M. The second quarter effect was a positive SEK 159 M.

Total result from operations improved by SEK 82 M or 19 per cent to SEK 510 M (428). Total result including financial effects was SEK 25 M (435).

Volumes, SEK M

	2001-06	2000-06
Sales volume		
Traditional life insurance, regular premium 27.3 (23.0) %	1 031	574
Unit-linked insurance, regular premium 20.4 (14.0) %	4 259	7 000
	5 290	**7 574**
Premium income		
Traditional life insurance	2 595	2 249
Unit-linked insurance	5 965	8 173
	8 560	**10 422**
Savings stock	**June 30**	**June 30**
Traditional life insurance	175 800	186 900
Unit-linked insurance	60 100	64 800
	235 900	**251 700**

Profit and loss account, SEK M

	2001-06	2000-06
Administration agreements, traditional life insurance	185	166
Unit-linked insurance	492	533
Risk operations and other	53	81
Total income	**730**	**780**
Operating expenses	-858	-849
Capitalisation of acquisition costs	105	146
Goodwill and other	-65	-69
Total costs	**-818**	**-772**
Operating result	**-88**	**8**
Change in surplus values [1]	113	427
Total result	**25**	**435**
Total result excluding financial effects included in net surplus value change	**510**	**428**
Expense ratio per cent [2]	10.0	8.1
Return on allocated capital after tax, per cent [3]		
Excluding financial effects in surplus value change	15.0	15.8
Including financial effects	0.7	16.1

Notes

[1] After deduction for change in capitalised acquisition costs

[2] Annual basis. Operating expenses as percentage of premiums earned

[3] Annual basis. Allocated capital SEK 4 900 M (3 900)

Calculation of surplus value and changes in surplus value

Surplus value in life insurance operations is calculated on the basis of assumptions regarding the future development of signed insurance contracts and a risk-adjusted discount rate. The most important assumptions are the following (valid since 31 December 1998):

Discount rate	11 %
Return on capital, nominal assets	4 %
Return on capital, real assets	8 %
Surrender of contracts	5 %
Surrender of current premiums	5 %
Administrative expenses (Sweden only)	SEK 250/contract per year
Growth in fund units	6 %
Mortality	According to industry experience

Surplus value accounting

Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.

Balance of surplus value

(after deduction of capitalised acquisition costs)	0106	0103	0012	0009	0006
Opening balance	3 228	3 479	3 748	3569	3 615
Present values of new sales [1]	405	311	391	229	301
Return on existing policies	155	155	143	173	129
Realised surplus value in existing policies	-196	-161	-188	-188	-187
Current change from operations	**364**	**305**	**346**	**214**	**243**
Change in assumptions	0	0	2	0	33
Actual outcome compared to assumptions [2]	-113	147	213	85	88
Investment return in excess of assumptions [3]	159	-644	-753	-68	-333
	46	-497	-538	17	-212
Total change in surplus values before deduction of capitalised acquisition costs	**410**	**-192**	**-192**	**231**	**31**
Capitalisation of acquisition cost for the period	-149	-164	-155	-128	-155
Amortisation of capitalised acquisition cost	103	105	78	76	78
Total change in surplus values 4)	**364**	**-251**	**-269**	**179**	**-46**
Closing balance 5)	**3 592**	**3 228**	**3 479**	**3 748**	**3 569**

1) Sales defined as new contracts and extra premiums on existing contracts

2) The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist extensions of contracts as well as cancellations. Also included is the estimated cost of solvency, which increases with growth in fund values. However, the actual income and administrative expenses are included in full in the operating result.

3) Assumed unit growth is 6 per cent, i. e. 1.5 per cent per quarter. Actual for the second quarter of 2001 is +5 per cent resulting in the positive effect of SEK 159 M (-333).

4) Prepaid acquisition costs are capitalised in the accounts and amortised over 5 years. Accordingly, the reported change in surplus values is adjusted by the net effect in the period.

5) Estimated surplus value according to the above is not included in the statutory balance sheet.

Appendix 4

Capital base for the SEB Financial Group of Undertakings

	June 2001	
Shareholders' equity in the balance sheet	41 708	
./. Estimated dividend for the period in 2001	-1 409	
./. Deductions from the financial group of undertakings	-1 156	1)
= Shareholders' equity in the capital adequacy	39 143	
Core capital contribution	1 843	
Minority interest	1 246	
./. Goodwill	-4 646	2)
= Core capital (tier 1)	37 586	
Dated subordinated debt	11 613	
./. Deductions for remaining maturity	-2 696	
Perpetual subordinated debt	17 505	
= Supplementary capital (tier 2)	26 422	
./. Deductions for investements in insurance companies	-9 272	3)
./. Deductions for other investements outside the financial group of undertakings	-558	
= Capital base	54 178	

To note:

Minority interest and goodwill is different between the balance sheet and the capital base due to the inclusion of companies in the capital adequacy calculation that are not consolidated in the Group's balance sheet.

The deduction 1) from shareholders equity in the consolidated balance sheet consists mainly of non-restricted equity in subsidiaries that are not consolidated in the financial group of undertakings (insurance companies).

Goodwill in 2) includes only goodwill from acquisitions of companies in the financial group of undertakings, i.e. not insurance companies. Goodwill from acquisitions of insurance companies is deducted from the capital base 3).

File No. 82-3637.



Stockholm, 11 September 2001

PRESS RELEASE

SEB launches private equity fund

SEB Invest now offers a new and unique type of investment product: SEB Private Equity – where the client's assets are invested in a globally diversified portfolio of private equity funds.

SEB Private Equity is a Luxembourg-based fund and minimum investment is 100,000 euro for institutional investors and 30,000 euro for private banking customers. Portfolio managers are Stefan Mårelid and Niklas Sjöberg, who manage SEB Invests other private equity investments.

Private equity has been the fastest-growing class of financial assets over the last decade, with average annual growth in excess of 30 percent. In Europe the return on private equity in 1990-99 was 15 percent, compared to 11.5 percent for quoted securities.

There are two main types of private equity investment: buyouts and venture capital. Buyouts generally involve acquiring majority holdings in existing mature companies or divisions of large companies. The idea is to increase the value of the company through restructuring, rationalisation and/or strategic realignment. Venture capital involves investing in companies at an early stage of their development. The idea is to provide the capital and management support needed to add value and build up a new company that can subsequently be sold or floated.

SEB is a European financial group especially for corporations and financially active private individuals. SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 1 million are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,188 billion and assets under management amount to SEK 892 billion. The number of employees amount to 20,950. Read more about SEB: www.seb.net

---

For further information, please contact:
Stefan Mårelid, Portfolio Manager Private Equity, SEB Invest, +46-8-788 62 58, +46-70-346 22 50
Anna Selberg, Head of Information, SEB Investment Management & Life, +46-8-785 11 46, +46-70-763 81 54

File No. 82-3637.





Stockholm, 19 September 2001

Press release

FöreningsSparbanken and SEB break off merger

FöreningsSparbanken and SEB have today withdrawn the notification to the European Commission concerning the planned merger between the banks. Through the decision the merger process between the banks is discontinued.

The Boards of Directors of both banks have unanimously made this decision, since they have established that an approval of the planned merger by the European Commission implies such extensive concessions that the value of the merger would be lost through, among other things, a lack of synergies.

From the objections to the planned merger that the Competition Authority has expressed in its Statement of Objections of 11 September and the subsequent discussions between the banks and the authority, is it evident that the banks and the Commission have strongly diverging standpoints. In order for the merger to obtain approval, far more extensive concessions will be demanded than the banks are prepared to make. It would, among other things, be necessary to dispose of a considerable part of the office network, possibly including product concessions, and thus a very large number of customers and employees. Concessions to such an extent mean that the value of the merger would be lost.

"Our intention was to create value for customers, personnel, shareholders and thereby also for the society, and at the same time create the conditions to take a strong step into the pan-European banking market," says *Göran Collert*, Chairman of the Board of FöreningsSparbanken. "The rules of the EU focus on static market shares and do not take into consideration the dynamics of the market. To divest a large number of customers and personnel in order to reduce market shares, as the Commission requests, is not in line with the vision behind the merger, namely to create value for all concerned parties. The rationale of the merger is still valid, but the EU regulation and its application make it impossible for us to carry through the deal. It calls for reflection that small member states with small populations do not have the same possibility to create effective units as the large European countries do."

"The European Commission and the banks have different views of the Swedish bank market," says *Jacob Wallenberg*, Chairman of the Board of SEB. "In its Statement of Opinion the Commission claims that the new bank would gain such a dominant position that not even Nordea and Svenska Handelsbanken would be

able to compete with us. We do not share that opinion. In our view competition is tough and constantly growing as new actors enter the market. This is shown not least by the fact that the prices in the banking sector are lower in Sweden than in the rest of Europe. We regret that the conditions to create a large European bank from a Swedish basis no longer exist as the synergies would be lost through concessions."

In the light of this the Boards of Directors of FöreningsSparbanken and SEB have decided to withdraw their notification to the European Commission. The banks choose to individually seek other ways to develop the respective bank.

FöreningsSparbanken AB (publ) Skandinaviska Enskilda Banken AB (publ)

Board of Directors Board of Directors

A press conference will be held on Wednesday 19 September 2001, at 10.30 am at Strindbergssalen, Berns, Stockholm.

Contacts FöreningsSparbanken

Staffan Salén, Executive VP and Head of Information and Investor Relations

+ 46 (0)8 585 927 79
+ 46 (0)70-531 01 11

Jesper Berggren, Press Officer

+ 46 (0)8-585 924 78
+ 46 (0)70-549 37 67

Contacts SEB

Gunilla Wikman, Head of Group Communications

+ 46 (0)8-763 81 25
+ 46 (0)70-763 81 25

Boo Ehlin, Press Officer

+ 46 (0)8-763 85 77
+ 46 (0)70-763 85 77

Lotta Treschow, Head of Investor Relations

+ 46 (0)8-763 95 59

File No. 82-3637.



Stockholm, 28 September 2001

PRESS RELEASE

Harry Klagsbrun new Executive Vice President of SEB and head of SEB Invest

Harry Klagsbrun has been appointed head of SEB Invest. He will be a member of SEB's group executive committee.

Harry Klagsbrun was previously President and CEO of Alfred Berg between 1996 and 2000 and, during this period, developed that company's asset management in Sweden and the Nordic region. Prior to that, Harry Klagsbrun was employed as Corporate Finance Manager at Handelsbanken, between 1989 and 1995, and worked with investment banking at Smith Barney in New York, between 1982 and 1989.

SEB Invest will now also become a separate division, with approximately 520 employees in Sweden, Denmark, Finland and the US, as well as at SEB's branch offices in London and Oslo. Operations comprise management and sales of mutual funds, as well as institutional management. At June 30, 2001, SEB Invest managed assets amounting to approximately SEK 579 billion.

Harry Klagsbrun will assume his new position on October 15.

SEB is a European financial group especially for corporations and financially active private individuals. SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 1 million are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,188 billion and assets under management amount to SEK 892 billion. The number of employees amount to 20,950. Read more about SEB: www.seb.net

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For further information please contact:
Boo Ehlin, Corporate Press Manager, tel. +46 8 763 85 77, +46 70 763 85 77
Gunilla Wikman, Head of Group Communications, tel. +46 8 763 81 25, +46 70 763 81 25

File No. 82-3637.



Stockholm, 4 October 2001

PRESS RELEASE

Per Anders Fasth has been appointed new Head of SEB´s Group Investor Relations.

Per Anders Fasth, who joined the SEB Group in 1995 after six years with McKinsey & Company, is currently Head of the CEO Office. Within SEB, he has previously been Deputy Managing Director and Head of Private Clients within SEB Enskilda Banken, Head of Strategy and Acquisitions within SEB Asset Management as well as Programme Manager for the Restructuring of the German subsidiary bank BfG (now SEB AG) during 2000.

Per Anders Fasth will assume his new position on 1 November 2001.

Present Head of Investor Relations, Lotta Treschow, will take on a role as Senior Advisor within the IR department up to 1 April 2002, when she will retire.

SEB is a European financial group especially for corporations and financially active private individuals. SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 1 million are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,188 billion and assets under management amount to SEK 892 billion. The number of employees amount to 20,950. Read more about SEB: www.seb.net

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For further information please contact:
Per Anders Fasth, tel. +46 8 763 95 66
Lotta Treschow, tel. +46 8 763 95 59
Gunilla Wikman, Head of Group Communications, tel. +46 8 763 81 25

File No. 82-3637.



Stockholm, 8 October 2001

PRESS RELEASE

SEB launches two Corporate Bond Funds

As the first player on the Nordic market, SEB Invest now offers corporate bond funds investing in both the USA and EU: SEB Lux Bond Fund – Corporate Bonds – Euro and SEB Lux Bond Fund- Corporate Bonds – SEK.

Both funds invest in corporate bonds whereof 50 percent in the USA and 50 percent in Europe. Investments are made on bonds issued by companies with a high credit rating. Historically, returns have been favourable in terms of the low risk exposure.

In order to offer our clients the best investment alternative as possible, SEB Invest has entered a sub-advisory agreement with Wellington Management Company LLP. The responsible fund manager at SEB Invest will be Arne Boberg.

- There have been several inquiries from our clients for an investment alternative to the European government and mortgage bond market. Therefore, it is a pleasure to now be able to offer this new alternative concurrently with the development of the European corporate bond market, says Thomas Kristiansson, Head of Fixed Income & FX, SEB Invest

Wellington Management is one of the oldest and largest independent investment managers in the United States. The firm focuses solely on asset management for institutional clients worldwide. Wellington Management's total assets under management amounted to more than USD 295 billion as of 30 June 2001.

SEB is a European financial group especially for corporations and financially active private individuals. SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 1 million are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,188 billion and assets under management amount to SEK 892 billion. The number of employees amount to 20,950. Read more about SEB: www.seb.net

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For further information please contact:
Thomas Kristiansson, Head of Fixed Income & FX, SEB Invest, 08-788 62 45, 070-495 00 86
Anna Selberg, Head of Information, SEB Investment Management & Life, 08-785 11 46, 070-763 81 54

File No. 82-3637.



Stockholm, 8 October 2001

PRESS RELEASE

Financial information during 2002

21	February	Publication of annual accounts 2001
7	May	Interim report January-March 2002
22	August	Interim report January-June 2002
7	November	Interim report January-September 2002

SEB is a European financial group especially for corporations and financially active private individuals. SEB has 630 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 1 million are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxembourg and Switzerland. The balance sheet total is SEK 1,188 billion and assets under management amount to SEK 892 billion. The number of employees amount to 20,950. Read more about SEB: www.seb.net

---

For further information please contact:
Boo Ehlin, Corporate Press Manager, tel. +46 8 763 85 77, +46 70 763 85 77
Gunilla Wikman, Head of Group Communications, tel. +46 8 763 81 25, +46 70 763 81 25

File No. 82-3637.



Stockholm, 22 October 2001

PRESS RELEASE

Invitation to press conference

SEB will present the January-September, 2001 results

Lars H Thunell, President and Chief Executive Officer, and Anders Rydin, CFO, will present and comment on the January-September results. There will also be time for questions.

Location: Kungsträdgårdsgatan 8, Stockholm

Time: Thursday 25 October 2001, at 10.30

SEB Interim report will be published in the morning and will also be available on Internet: www.seb.net.

There will also be a Telephone Conference 16.00-17.00 Swedish time. To participate please call +44 (0) 20 8240 8248 at least 5 minutes in advance and quote SEB.

The Telephone Conference will also be broadcasted on our Internet-site www.seb.net.

Welcome!

Boo Ehlin
Press Manager
+46 8 763 85 77
+46 70 763 85 77



Stockholm, 25 October 2001

Interim Report January-September 2001

Third quarter in line with the second

- Operating result* amounted to SEK 5 706 M (8 014).
- Net interest income rose by 9 per cent to SEK 9 546 M (8 718).
- Net commission income decreased by 17 per cent, to SEK 8 580 M (10 339).
- Costs increased by 6 per cent to SEK 16 707 M, but down 2 per cent on a comparable basis.
- Return on equity was 12.2 per cent (19.1).
- Credit losses amounted to SEK 390 M (778)

In order to realise the potential of SEB's basic strategy there is a need

- to increase customer satisfaction
- to increase the co-operation and cross-selling within SEB
- to create a cost efficient culture

* Operating result includes pension settlements/provisions.

PRESIDENT´S STATEMENT

The result of the third quarter remained stable in spite of our main markets - Sweden and Germany - showing poor growth during the third quarter. In both countries, the industrial cycle has been declining this year, and consumer confidence has fallen. Stock markets have been weak.The weaker markets have had a negative effect on SEB's earnings – especially regarding equity-related commission income. But the third quarter result is on the same level as in the second quarter. Costs have come down and credit losses are low.

The result in the Merchant Banking area is strong, on the income side due to good performance for customer-driven business. Cost efficiency measures continue to yield a decreasing underlying cost base. In SEB Germany the restructuring measures continues according to plan. In Enskilda Securities result is weaker, as in most investment banks, and cost reduction measures have been taken. The Baltic banks continue to expand with strong results.

The withdrawal of the notification to the European Commission concerning the planned merger between SEB and FöreningsSparbanken was a disappointment to us all. I regret that we were not given the opportunity to create a large European bank from a Swedish base. The reasons behind the merger are still valid; i.e. the need for cost efficiency and a larger base to be able to participate in the consolidation of the European market.

Our strategy basically remains the same - to develop business with our customers in our existing markets. We have a strong base in our relations to Nordic corporate customers and the demanding private customers in Sweden and we are a leading Nordic Asset Manager. Weaker markets, however, calls for adaption of the strategy in relation to our previous ambitions. Our priorities now to realise the potential of our current businesses, including the acquisitions we have made in Germany and the Baltics.

We need to strengthen *customer focus* all through our organisation. External studies have shown that customer satisfaction has decreased in Sweden amongst retail customers. This is an area we are now addressing, partly by increased focus on our local branches, where we are reinforcing their role. We will continue to develop our internet services, since they are important channels to many of our customers.

One of our more interesting potentials not fully utilised is the *cross-selling* opportunity. This will require an increase of co-ordination between different parts of our group.

We are adapting our costs to the weaker markets in order to create a long term *cost efficiency* culture in the group. An efficiency programme started this summer with decisions made that will reduce costs on a yearly basis of SEK 1.5 billion. This programme is now being enlarged to be able to cut costs further. The first phase of cost reductions is already on its way and effects will be seen during 2002. The total cost reduction programme which focuses on support and administrative functions amounts to SEK 3 billion and will give a net effect - after increases in growth areas - of SEK 2.5 billion on a yearly basis from the beginning of 2003.

To sum up, our strategy basically remains to focus on our strong customer relations on the corporate side as well as with the demanding private customers in our markets in Northern Europe. The renewed management team is strongly committed to this strategy and to the actions needed to increase customer satisfaction, especially on the retail side, to better co-ordinate the different parts of the group. Even though markets may improve we have to plan for a prolonged weak economy and increase cost efficiency both in the short and long term.

THE GROUP

Summary of operating result per division and business area

SEK M	January-September 2001	January-September 2000	Change per cent
Personal Banking Sweden	1 423	1 596	-11
Personal Banking International	-45	243	-119
Corporate and Institutions	3 886	4 491	-13
Merchant Banking	2 294	2 030	13
Enskilda Securities	288	954	-70
Mid Corporate	923	1 008	-8
SEB Securities Services	398	510	-22
SEB Germany	693	706	-2
SEB Invest	365	492	-26
SEB Trygg Liv	-138	60	
SEB Baltic	402	183	120
Total all divisions	**6 586**	**7 771**	**-15**
Joint Group incl. capital gain and elimination.	-880	243	
Operating result	**5 706**	**8 014**	**-29**
Changes in surplus values	-367	606	-161
Total result SEB Group	**5 339**	**8 620**	**-38**

Income

Total income in January-September 2001 decreased by 8 per cent to SEK 22 519 M (24 361). The comparison with the preceding year was affected by one-off items and the consolidation of Vilniaus Bankas. Furthermore, the weak Swedish krona creates a currency translation difference that also affects comparison with last year. This decline was attributable mainly to lower commission income due to stock market

developments but also to a decrease in the line item Other income due to one-off income items last year. Adjusted for items affecting comparability, total income decreased by 9 per cent.

Net interest income rose by 9 per cent to SEK 9 546 M (8 718). The third quarter was stronger than the first two quarters of the year. The cost for the governmental deposit guarantee declined by SEK 155 M. Adjusted for the items affecting comparability described above, net interest income increased by 1 per cent.

Net commission income decreased by 17 per cent to SEK 8 580 M (10 339). The third quarter was weaker than the first two quarters of the year. The income varied between different product areas and parts of the Group. Commission income from cards rose by 19 per cent, while equity related commission income fell by 27 per cent in comparison with the first nine months of 2000. Adjusted for items affecting comparability, net commission income declined by 21 per cent. (Full disclosure is provided in note on page 15.)

Net result of financial transactions was virtually unchanged, SEK 2 271 M (2 258). A good performance in Merchant Banking more than offset the decrease in Enskilda Securities. Adjusted for items affecting comparability, net result of financial transactions was unchanged. (See further note page 15.)

Other income amounted to SEK 2 122 M (3 046). Of this, capital gains and other items affecting comparability accounted for SEK 929 M (1 857). Adjusted for these items and for exchange rate movements, income was down 3 per cent.

Costs

Total costs increased by 6 per cent to SEK 16 707 M (15 813). Adjusted for items affecting comparability, including exchange rate changes, costs decreased by 2 per cent.

Staff costs, gross, decreased by 1 per cent to SEK 9 257 M (9 370). Adjusted for exchange rate effects and other items affecting comparability, staff costs declined by 7 per cent. This was achieved through a combination of efficiency improvement measures and staff reductions, primarily within Personal Banking Sweden, Merchant Banking and SEB Germany, and a decrease in calculated income-related compensation (SEK 580 M less, compared with January-September 2000). As of 30 September 2001 the number of employees amounted to 20 811 (19 596). Adjusted for Vilniaus Bankas, which was not consolidated during the first nine months of 2000, the number of employees declined by 386.

Staff costs, net, decreased by 2 per cent to SEK 8 491 M (8 654). Adjusted for items affecting comparability, the decrease was 8 per cent. The compensation for the pension costs included in the gross costs increased to SEK 766 M (716), including the pension insurance scheme that has replaced the earlier profit-sharing system.

At the end of September 2001, total assets in the pension funds amounted to SEK 17.5 billion (23.2 at year-end 2000), while commitments were SEK 9.1 billion (8.0). Accordingly the surplus value as per 30 September 2001 amounted to SEK 8.4 billion (15.2).

Total costs for IT (including calculated cost for own personnel etc.) amounted to SEK 3.6 billion (3.1). Of this, external IT costs represented SEK 1 647 M (1 571).

Depreciation amounted to SEK 1 383 M (1 255), of which goodwill accounted for SEK 537 M (487).

The remaining *restructuring reserve* for the acquisition of Trygg Hansa in 1997 was SEK 256 M at the beginning of 2001. Of this, SEK 177 M has been utilised during the first nine months of the year (of which SEK 25 M during the third quarter).

The acquisition of BfG in January 2000 resulted in a difference between equity and purchase price. The allocation and utilisation of the negative goodwill is described in *Appendix 1.*

Merger and restructuring costs

Costs for the planned and discontinued merger with FöreningsSparbanken and integration work amounted to SEK 200 M, of which SEK 130 M in the third quarter.

Furthermore, decisions have been taken to close down e-banking operations in the UK and reduce activities in Private Banking Norway, SEB Invest Norway and within Enskilda Securities. This has resulted in a restructuring charge of SEK 103 M in the third quarter.

Further actions have been and will be decided upon in order to create an extensive cost cutting programme. The restructuring charge for this programme is estimated to amount to an additional SEK 600 M and will be accounted for in the fourth quarter of 2001 and the beginning of 2002.

Credit losses and doubtful claims

The Group's credit losses, including changes in the value of assets taken over and write-downs, amounted to SEK 390 M, net (778), of which SEK 348 M, net (599), in SEB Germany. The improvement depends mainly of lower credit losses and to some extent higher recoveries during 2001.The level of credit losses was 0.07 per cent (0.15).

Doubtful claims, gross amounted to SEK 15 875 M, (16 437). SEK 8 984 M of the doubtful claims are non-performing loans and SEK 6 891 M are performing loans (loans where interest and amortisation are current). Doubtful claims net after deducting general reserves amounted to SEK 7 209 M (7 280). The provision ratio for doubtful claims including general reserves was 54.6 per cent (55.7). The provision ratio for non-performing loans was 58.0 per cent and for performing loans 35.2 (see further page 26). The level of doubtful claims, net, has declined from 1.35 to 1.24.

The volume of pledges taken over was unchanged: SEK 215 M (213 at year-end).

Non-life insurance and run-off

Operating result for non-life insurance, mainly run-off, amounted to SEK 279 M (169). The increase was mainly due to capital gains of SEK 126 M from sales in the bond portfolio in the first quarter. SEB´s non-life insurance operations were not affected by the terror attacks in September.

One-off items

Total one-off income items in the first nine months of 2001 amounted to SEK 869 M (1 656), of which the entire amount for 2001 is attributable to the first quarter. Non-recurring costs for merger and restructuring amounted to SEK 303 M (50), of which SEK 233 M (0) refers to the third quarter.

Operating result

Operating result decreased by 29 per cent to SEK 5 706 M (8 014). Adjusted for exchange rate effects and other items affecting comparability, operating result fell by 17 per cent. The result for the third quarter was somewhat better than for the second, mainly due to lower costs.

Change in surplus in life insurance operations

The change in surplus in life insurance operations was influenced by the negative financial effects due to the decline in the stock market and amounted to SEK -367 M (606). See further in *Appendix* 2.

Total result

The Group's total result, that is, operating result with the addition of change in surplus in life insurance operations, declined by 38 per cent to SEK 5 339 M (8 620). Adjusted for items affecting comparability, the decrease in total result was 28 per cent.

Assets under management

On 30 September 2001, the SEB Group had assets under management totalling SEK 816 billion (930). Of this, SEK 535 billion (601) are managed by SEB Invest and SEK 107 billion (114) by SEB Germany.

Credit portfolio

As per 30 September 2001, SEB´s lending volume amounted to SEK 714 billion.

The total credit portfolio also includes contingent liabilities, such as letters of credits, guarantees and credit commitments as well as exposure due to derivative contracts. SEB's total credit portfolio increased by approximately SEK 48 billion to SEK 974 billion from year-end (926). A significant factor for the increase has been the currency translation due to the weakening of the Swedish krona. Some of the increase is attributable to the corporate sector. Lending to the Swedish household sector has also continued its stable growth since year-end. SEB AG´s credit exposure amounts to SEK 374 billion (351) and represents a share of approximately 38 per cent (38) of the total portfolio.

Exposure within the telecommunications industry (operators and manufacturing companies) was continuously stable, totalled approximately SEK 14 billion. Exposure on the IT sector amounted to almost SEK 5 billion. Exposure on airlines, hotels, travel and tourism, cruises, ferries and non-life insurance amounted to SEK 13 billion.

The net exposure on emerging markets as per 30 September amounted to SEK 9.6 billion, a decrease of 16 per cent since year-end (11:5). The continued decline is mainly due to reduced exposures in Asia and Latin America. See further *Appendix 3.*

Risk management

Excluding Germany, the Group's risk taking through trading operations, or daily value at risk, averaged SEK 68 M during the first nine months of 2001, meaning that the Group could expect with 99 per cent certainty to lose no more than SEK 68 M during a single trading day. During the year, this risk varied between SEK 35 M and SEK 110 M. Following table shows how this risk was distributed by type of risk (SEK M).

	Min	Max	Average	30 Sep 2001	31 Dec 2000
Interest risk	29	113	62	84	35
Foreign exchange risk	2	31	10	11	6
Stock market risk	1	37	9	2	9
Diversification	-	-	-14	-4	-19
Total	**35**	**110**	**67**	**93**	**31**

In SEB Germany's markets, the corresponding daily value at risk was SEK 9 M. During the first nine months of the year, SEB Germany's value at risk varied between SEK 4 M and SEK 36 M, with an average value of SEK 19 M.

Sensitivity analysis

An increase of market interest rates by one percentage point as per 30 September 2001, would result in a reduction in the market value of the Group's all interest-bearing assets and liabilities, including derivatives, by SEK 2 000 M.

Capital base and capital adequacy

On the 30 September 2001, the capital base for the financial group of undertakings (excluding the insurance companies) amounted to SEK 53.7 billion (53.3 at year-end). Core capital was SEK 37.5 billion (36.5), of which SEK 1.9 billion constituted core capital contribution. (For calculation of the capital base see *Appendix 4).* The risk-weighted assets amounted to SEK 515.5 billion (495.6).

The core capital ratio amounted to 7.27 per cent (7.37 per cent at year-end 2000) and the total capital ratio to 10.41 per cent (10.76). The Group's goal is to maintain a core capital ratio of at least 7 per cent and a total capital ratio of not less than 10.5 per cent.

Discontinuation of the merger with FöreningsSparbanken

On 19 September FöreningsSparbanken and SEB withdrew the notification to the European Commission concerning the planned merger between the banks. The reason is that an approval of the planned merger by the European Commission implies such extensive concessions that the value of the merger would be lost, among other reasons, through a lack of synergies.

Stockholm, 25 October, 2001

Lars H. Thunell
President and Group Chief Executive

Financial information during 2002

21 February	Publication of year-end accounts
10 April	Annual General Meeting
7 May	Interim report January-March
22 August	Interim report January-June
7 November	Interim report January-September

SEB´s reports are available on the Internet (www.seb.net).

Additional information is available from:
Gunilla Wikman, Head of Group Communications, +46 8 763 81 25
Lotta Treschow, Head of Investor Relations, +46 8 763 95 59

This Interim Report has not been reviewed by the auditors of the Bank.

THE DIVISIONS AND BUSINESS AREAS

SEB's operations are organised into seven divisions: Personal Banking Sweden, Personal Banking International, Corporate & Institutions, SEB Germany, SEB Invest, SEB Trygg Liv and The Baltic & Poland.

Towards the end of 2001 Personal Banking Sweden and Personal Banking International will be united in one division, Nordic Retail and Private Banking. Parts of Mid Corporate and SEB Securities Services will be integrated in the Merchant Banking business area within the Corporate & Institutions division.

The objectives are increased customer satisfaction, a more effective co-operation between different units and distribution channels within the Nordic area and increased cost efficiency.

Personal Banking Sweden –stable underlying business

The downturn in the economy and the declining stock markets continued to affect the results of the division's operations. Although the decrease in equity trading ebbed out during the summer and up to the terror actions against the US in mid-September, the division's net commission income for the first nine months was 35 per cent lower than in 2000. However, this was to some extent offset by continued strong net interest income, particularly in the savings area, continued favourable sales of housing loans and decreased costs.

During the period January-September 2001, Personal Banking Sweden's result amounted to SEK 1 423 M, down 11 per cent compared with a year earlier.

Net interest earnings increased by 12 per cent, mainly due to stable savings volumes with improved margins. On the lending area, a continued pressure on margins offset a growth in volume.

The mortgage market still shows a positive development with growth in volumes, market shares and result.

The division's total costs were 8 per cent lower than in the corresponding period in the preceding year. This was mainly due to a decrease in staff costs of SEK 189 M. The number of employees declined from 4 197 to 3 840. Cost for IT-development and IT operations also decreased between 2000 and 2001.

A programme to further reduce the cost level has been developed and is being implemented. The programme mainly focuses on marketing costs and developing costs for IT systems.

During the third quarter sales of written-off claims resulted in net recoveries of SEK 78 M. In October, written-off claims were sold to AK Finans for a sum of SEK 45 M. The transaction will be reported in the fourth quarter.

The number of e-banking customers continued to grow. At the end of September the total was 639 000 (483 000). Of the total, 45 000 (34 000) were corporate customers. In 195 branch offices, specially dedicated Internet-PC's have been installed to support the introduction of e-banking services to new customers.

The efforts in the competence area have resulted in 600 advisory licenses - nearly 40 per cent of all such licenses granted in Sweden.

Personal Banking International

The activities of Personal Banking International include SEB Kort, Private Banking in Luxembourg (including BfG's former private banking business in Luxembourg), the UK, Switzerland, Norway and Denmark as well as e-banking in Luxembourg, Norway and Denmark.

The operating result for the division was SEK -45 M (243).

SEB Kort

The card turnover increased by 4 per cent compared with January-September 2000. However, there has been a decline in the travelling market due to the recession and cost savings among group companies. In September, the terror attacks in the US led to a direct extensive decline in travelling. In the present situation it is difficult to predict in what way this will affect the card turnover in the long run.

Total income increased by 11 per cent. There is a continuous interest for cards as means of payments, which led to an increasing use of cards instead of cash. The major part of existing cards is charge cards that will have a positive effect on the result in case of decreasing interest rates.

Costs increased by 15 per cent, mainly due to higher expenses for IT-staff. Computer costs are by now lower than last year, but at the same time increased volumes result in higher costs for computer operations.

Result before credit losses was 4 per cent higher than in the preceding year.

Verified losses and unauthorised purchase have shown a continuous negative trend compared with the preceding year. The increasing volumes led to a greater demand for allocations than before.

Operating profit decreased by 3 per cent to SEK 314 M (325).

During the third quarter SEB Kort has signed an agreement with IATA regarding Central Acquiring services. A new co-operation agreement has also been signed with Nordiska Kompaniet. The agreement covers introduction of a new NK-MasterCard. The introduction will begin during the fourth quarter.

Personal Banking International excluding SEB Kort

The units within Personal Banking International, excluding SEB Kort, showed a combined result of SEK -359 M (-82).

In 2001, the fundamentally profitable private banking business has been negatively affected by the falling stock prices and the low activity level on the financial markets. In Norway SEB will now concentrate its resources within Private Banking and mutual funds. Stock trading and e-banking operations will be outsourced to Orkla Enskilda Securities and an external bank, respectively.
The restructuring involved a non-recurring expense of SEK 46 M in the third quarter.

In Denmark the total number of e-banking customers is approximately 11 000. In Norway the soft launch of e-banking service will be discontinued, as mentioned above. In Luxembourg, the newly launched e-banking concept has been well received by private banking customers, but is still small in numbers. Start-up costs for the development of SEB´s e-banking activities in Denmark, Norway and Luxembourg have now been accounted for.

Due to the prevailing market conditions, SEB has discontinued its e-banking operations in the UK.
The closing-down involved a non-recurring expense of SEK 49 M during the third quarter but will lower the costs in the UK with SEK 260 M in 2002.

In order to adapt to the market conditions the Personal Banking International division has implemented an extensive cost cutting programme for 2001 and 2002 within these areas, aiming at reducing costs by 20 per cent or SEK 400 M between the years.

Corporate & Institutions

The Corporate & Institutions division is focused on medium sized and large corporate and financial institutions. The division consists of the Merchant Banking, Mid Corporate, Enskilda Securities and Securities Services (custody) business areas.

The operating result of the division for January-September 2001 was SEK 3 886 M (4 491). Merchant Banking is still posting highly favourable results thanks to the strong performance within the customer

driven business. Enskilda Securities was very negatively affected by the market conditions during the third quarter.

The division has further increased its focus on the use of capital and is working with the aim of keeping the costs at a competitive level. Enskilda Securities has for example launched a cost reduction programme aiming at reducing costs by at least 10 per cent.

Merchant Banking – strong performance for the eighth consecutive quarter
Merchant Banking showed a strong performance for customer driven business in the third quarter with a continued positive earnings trend. The operating result for the first nine months amounted to SEK 2 294 M, an increase of 13 per cent compared with the corresponding period in the preceding year.

The growing customer related income was mainly attributable to good performance within the areas of Foreign Exchange, Fixed Income, Futures and Securities Finance. Declining interest rates during the third quarter had a positive impact on Treasury Operations.

Merchant Banking has focused heavily on cost efficiency during the past couple of years to enable investments in selected growth areas. Despite large investments in these areas, the underlying cost base, costs excluding performance-related remuneration and exchange effects, has decreased by 2 per cent compared with last year. This means that the underlying cost base has decreased for the fourth consecutive year.

During 2001 a number of customer surveys have confirmed and enhanced the latest years' trend and reinforced Merchant Banking's leading position in its key markets. Greenwich Associates ranks SEB as number one in the category 'Overall relationship performance', by the Swedish large corporate sector, regarding both quality and number of important relationships. This position has also been achieved in the areas of foreign exchange and cash management services. A recent global FX ranking by Corporate Finance Magazine, based on interviews with multinational companies, rated SEB as number five globally when it comes to political research and technical analysis and sixth 'Favourite FX bank' globally, in terms of both execution and overall relationship management. Another example of SEB´s success in the FX area comes from Greenwich Associates' yearly market survey of the financial markets in Norway which shows that SEB now is ranked as number two both when it comes to overall quality and estimated market share.

During January-September 2001 the average daily Value at Risk was SEK 71 M compared to SEK 47 M in the preceding year. The increase is related to the higher volatility in the markets this year.

Credit losses before recoveries are still on a low level and the net after recoveries is positive for the first nine months of the year.

Mid Corporate – strong development within customer business
The operating result for SEB Mid Corporate, including SEB Finans, amounted to SEK 923 M, down 8 per cent compared with January-September 2000.

Net interest income showed a stable development, whilst net commission income was lower than a year earlier. Costs were somewhat higher compared with 2000 due to investments to meet customer demand for tailor-made solutions.

The result for Mid Corporate *excluding* SEB Finans was unchanged, SEK 756 M. The increased focus on competence and business comprehension has led to a satisfactory result in spite of a weakening market. The interest revenues show a positive development following Mid Corporate's concentration on the traditional core business. Net commission income decreased.

SEB Finans´ result for the first nine months of 2001 amounted to SEK 167 M (SEK 244 M). The decrease was due to lower interest and commission income in combination with higher credit losses. Concurrently, SEB Finans increased its volumes and has an acceptable sales volume with focus on the core business. Bilfinans has increased its stock in spite of a decreasing market and the sale figures for factoring are nearly excellent.

However, as a consequence of the current state of the market, SEB Finans has not concluded more than a few structured business transactions - and the recent terrorist attacks in the US have increased the uncertainty.

Enskilda Securities – weak markets reduced earnings

The market value as well as the turnover fell on all Nordic exchanges in the third quarter compared with the second quarter and with the third quarter of 2000. The activity in the stock markets was the lowest since the third quarter 1999 and there were few IPO's during the period.

Enskilda Securities was able to maintain its strong positions in the Nordic markets. In Sweden and Norway Enskilda Securities has retained its top position and in Finland and Denmark Enskilda Securities is No 2 and No 3, respectively. In the third quarter Enskilda Securities' equity client turnover was 25 per cent lower year on year and 19 per cent lower than in the second quarter 2001.

Enskilda Securities' total income declined by 38 per cent compared with a year earlier. All product areas have experienced a drop in income. Revenues from IPO's, new issues and equity trading were particularly affected by the difficult and uncertain market conditions, while there was a limited decline in income from mergers and acquisitions to date. Secondary commission income, which is the single most important source of income, also declined in the third quarter due to the lower volumes.

Total costs were down by 22 per cent, which is primarily an effect of a reduced provision for bonus payments to employees. Pre-bonus costs increased with 18 per cent due mainly to higher IT-costs. A cost reduction program was launched including a downsizing of number of staff aiming to reduce costs by at least 10 per cent.

The operating result for the third quarter was a loss of SEK 17 M compared with a profit of SEK 155 M in the second quarter and SEK 150 M in the first quarter this year.

SEB Securities Services – increased investments

The result for SEB´s custody service unit decreased by 22 per cent to SEK 398 M. Total income amounted to SEK 724 M, - 5 per cent below last year, due to lower volumes. The number of transactions rose by 4 per cent, to 14 200 per day. At the same time, assets under custody fell by 28 per cent to SEK 1 700 billion, due to falling stock market prices.

Total costs increased by 30 per cent to SEK 326 M, as a result of a high rate of investments and strategic investments within IT.

The market shares of the various segments remained stable, ranging between 30 and 75 per cent within the different segments.

SEB Germany

SEB Germany's result amounted to SEK 693 M (706). The result for the third quarter, SEK 150 M, is in level with the operational profit for the first and second quarter, excluding one-off items.

The weakened Swedish krona has affected the profit and loss account. Total income for SEB Germany fell by 12 per cent in EUR and by 4 per cent in SEK. Total cost declined by 9 per cent in EUR and virtually unchanged in SEK.

Net interest income showed a relatively stable result, SEK 3 016 M, considering that the reduction in risk weighted assets made it possible to reduce allocated shareholders' equity for 2001 by EUR 500 M. This in turn has reduced net interest income on allocated equity by approximately SEK 165 M.

Commission income fell 16 per cent to SEK 1 057 M as a result of the market development.

During the first quarter, SEB AG sold its shares in Deutsche Börse, which resulted in a capital gain of EUR 26 M (about SEK 240 M).

The SEB Invest and SEB ImmoInvest funds continued to generate positive net inflows amounting to SEK 3 734 M during the first nine months, giving unchanged market shares. Due to market development, managed assets, SEK 107 billion (114), nonetheless have decreased somewhat.

Since SEB's acquisition, risk-weighted assets have been reduced by nearly SEK 66 SEK billion (- 28 per cent). The reduction during 2001 amounts to SEK 18 billion.

The number of e-banking customers continued to increase during the first nine months with an additional 49 941 customers bringing the total to 196 412 by the end of September. In the middle of October, the number has increased to 202 000. Also, the activity among the Internet customers has increased. Today, 17 per cent of all payments and share transactions as well as 36 per cent of all account inquiries are taking place over the Internet.

The restructuring activities continued according to plan and resulted in the cost reduction noted above. Under the prevailing market conditions, the focus in restructuring work remains on continued cost reductions. The number of full time employees in SEB AG, 4 127 as per September, was already almost 200 FTE:s below the year-end target for the current year.

The previous SEB unit in Germany, Skandinaviska Enskilda Banken AG, will be merged with SEB AG in November (this unit is included in the Merchant Banking division of SEB AG and is thus not reported as part of the SEB Germany division). In conjunction with this merger, additional restructuring of central support functions will take place aimed at further reducing SEB´s costs in Germany.

The SEB Germany division does not include those units (corporate customers, trading and the old Skandinaviska Enskilda Banken AG) that are internally included in the Merchant Banking division. Appendix 1 therefore provides supplementary information consisting of the entire SEB AG Group's accounts stated in EUR. The figures for 2000, as for SEB Germany above, were adjusted for internal purchases and sales by Skandinaviska Enskilda Banken in Germany and BfG in Luxembourg. Adjustment was not made, however, for the external company sales completed by SEB AG during 2000.

Former Investment Management & Life

During the third quarter it was decided to divide Investment Management & Life into two divisions: SEB Invest and SEB Trygg Liv, to create more focus on the two businesses. The change is effective as of 15 October.

Both divisions were continuously affected by the downward trend on the stock markets with respect both to demand for savings products and to the effect on the so-called surplus values in the life insurance business.

SEB Invest

SEB Invest posted an operating result of SEK 365 M (492), down 26 per cent.

Revenues decreased by 6 per cent to SEK 1 141 M (1 208). Lower costs for distribution of mutual funds and a weakened Swedish krona partly offset the drop in stock prices. Costs rose by 8 per cent to SEK 776 M (716), of which SEK 30 M was attributed to the weakened krona and the rest mostly to one-off effects. Costs for recruitment within asset allocation, hedge products and the mutual fund sales organisation has been offset by other rationalisation measures.

As per 30 September 2001, total assets managed by SEB Invest on behalf of SEB Invest and SEB Trygg Liv amounted to SEK 535 billion (601). Of this total, portfolio management accounted for SEK 141 billion (133), traditional life insurance for SEK 232 billion (248) and mutual funds & unit linked insurance for SEK 162 billion (220). Since year-end 2000 total assets under management has decreased by 9 per cent.

Of the net flow to mutual funds in Sweden, SEB´s market share decreased to 6.4 per cent (13.6). These figures do not include sales of external funds, which started in the latter part of 2000.

Due to the terror attack in the USA on 11 September trading was suspended for four days within mutual funds with more than 10 per cent of North-American securities. However, customer orders that involved those funds were handled and executed when the stock markets in the US re-opened.

SEB Trygg Liv

Operating result, before current period change in surplus values, totalled SEK –138 M (60). Total income decreased by 8 per cent, mainly as a result of lower asset values. Total costs rose by 9 per cent. However, operating costs accounted for only 2 percentage points of the increase. Total result excluding financial effects
on changes in surplus values, rose to SEK 883 M (726). Including financial effects on the surplus values, total result amounted to SEK -505 M (666) (*See Appendix about SEB Trygg Liv*)

Sales, defined as new premiums and extra payments under existing insurance contracts, amounted to SEK 6 615 M (9 488), down 30 per cent. The main part of the decrease occurred during the first quarter and derives mainly from single premium endowment assurance that is sensitive to the current market situation. Sales of regular premium business, mainly occupational pensions, increased however and contributed to a better present value of new sales compared with the preceding year. This is reflected in the sales, defined as SPE (Single Premium Equivalent), implying that current contracts are multiplied by 10, which decreased by 8 per cent to SEK 16 474 M (17 821). Premium income (total of premiums paid) decreased by 17 per cent, to SEK 11 359 M (13 671).

According to SEB's Sparbarometer of 30 June 2001, SEB is number one on the savings market with a market share of 18.4 per cent. Insurance is the type of savings with the largest share, 34 per cent, of the total savings stock, an increase compared with the first quarter of 2001.

SEB Trygg Liv's ambition is to continue to develop the business within occupational pension and other life insurance services and products paid by the employer, and to strengthen its position in the private market. The main sales focus is on unit linked insurance, which represents the majority of the sales.

Results in the Baltics continued upward

The positive earnings trend for the three banks, Eesti Ühispank, Latvijas Unibanka and Vilniaus Bankas continued. Income is up, the costs are under control and the C/I is declining. More or less all operations show a better result. Operating result has increased by 120 per cent compared with 2000. However, Vilniaus Bankas was not consolidated in SEB until 1 October 2000. Pro forma, with full consolidation of Vilniaus Bankas, the result rose by 38 per cent.

The number of customers has also increased and is now slightly more than one million. The number of customers using Internet banking is also continuously increasing and in September the number of users was 194 000.

Latvia is currently one of the fastest-growing economies in the world. In Estonia and Lithuania GPD are rising by 4-5 per cent. Increased private consumption and investment is sparking growth despite the international cyclical downturn and currently appears to be independent of global events.

Eesti Ühispank has opened an Internet page with operative information about asset management products, for present as well as for potential customers. Unibanka has entered into one for Latvia unique agreement on co-operation to joint an ATM network. The joint network consists of almost 200 ATMs.

In August, Vilniaus Bankas carried out a very successful campaign to promote use of charge cards. The campaign attracted considerable attention to the bank and usage of charge cards.

A restructuring of the operations of the bank Bank Ochrony Srodowiska (BOS), in which SEB holds an interest of 47 per cent, was initiated in early summer. Among other actions, a unit was established to work with Scandinavian customers. The restructuring is proceeding according to plan and the Scandinavian unit is fully operational. The harsh economic situation in Poland is, however, also affecting the banks' earnings.

Operational Profit and Loss Account for the Group

SEK M	January-September 2001	January-September 2000	Change per cent	Full year 2000
Net interest income	9 546	8 718	9	11 616
Net commission income	8 580	10 339	-17	13 846
Net result of financial transactions	2 271	2 258	1	3 552
Other operating income	2 122	3 046	-30	3 644
Total income	**22 519**	**24 361**	**-8**	**32 658**
Staff costs	-9 257	-9 370	-1	-12 761
Pension compensation	766	716	7	943
Other operating costs	-6 530	-5 904	11	-8 751
Merger & Restructuring costs	- 303			
Depreciations	-1 383	-1 255	10	-1 763
Total costs	**-16 707**	**-15 813**	**6**	**-22 332**
Net credit losses etc	- 390	- 778	-50	- 890
Net result from associated companies	5	75	-93	95
Operating profit from non-life insurance operations	279	169	65	212
Operating result	**5 706**	**8 014**	**-29**	**9 743**
Change in surplus value in life insurance operations	- 367	606	-161	337
Total result	**5 339**	**8 620**	**-38**	**10 080**
Taxes	-1 820	-2 243	-19	-2 856
Taxes on change in surplus values	103	- 170	-161	- 94
Minority interests	- 56	- 209	-73	- 245
Total result after tax	**3 566**	**5 998**	**-41**	**6 885**

Profit and loss items, average currency rates

	January-September 2001	Full year 2000	January-September 2000
SEK	1,000	1,000	1,000
EUR	9,746	8,446	8,393
USD	10,250	9,161	8,914

Balance sheet items, actual currency rates

	30 September 2001	31 December 2000	30 September 2000
SEK	1,000	1,000	1,000
EUR	9,746	8,829	8,512
USD	10,684	9,499	9,683

Key figures for the Group

	January-September 2001	January-September 2000	Full year 2000
Return on equity, %	12,2	19,1	16,9
Return including change in surplus values, %	10,7	19,4	16,5
Return on equity, 12 months moving average, %	11,8	18,2	16,9
Return including change in surplus values, 12 months moving average, %	10,2	19,6	16,5
Earnings per share, SEK	5,44	7,89	9,43
Earnings per share (Total result after tax), SEK	5,06	8,51	9,77
Income/cost ratio, SEB Group	1,35	1,54	1,46
Income/cost ratio, banking operations	1,31	1,49	1,42
Cost/income ratio, SEB Group	0,74	0,65	0,68
Cost/income ratio, banking operations	0,76	0,67	0,70
Lending loss level, %	0,07	0,15	0,12
Provision ratio for doubtful claims, %	48,1	53,2	49,1
Level of doubtful claims, %	1,24	1,20	1,35
Total capital ratio, %	10,41	10,97	10,76
Core capital ratio, %	7,27	7,36	7,37

Operational Profit & Loss Account, quarterly performance for the Group

SEK M	2001:3	2001:2	2001:1	2000:4	2000:3
Net interest income	3 312	3 164	3 070	2 898	2 849
Net commission income [1]	2 622	2 965	2 993	3 507	3 400
Net result of financial transactions [1]	762	534	975	1 294	786
Other operating income	446	521	1 155	598	394
Total income	**7 142**	**7 184**	**8 193**	**8 297**	**7 429**
Staff costs	-3 021	-3 200	-3 036	-3 391	-3 072
Pension compensation	237	231	298	227	226
Other operating costs	-2 080	-2 181	-2 269	-2 847	-1 891
Merger & Restructuring costs	- 233	- 70			
Depreciations	- 467	- 461	- 455	- 508	- 409
Total costs	**-5 564**	**-5 681**	**-5 462**	**-6 519**	**-5 146**
Net credit losses etc	- 142	- 66	- 182	- 112	- 247
Net result from associated companies	- 11	17	- 1	20	23
Operating profit from non-life insurance operations	36	2	241	43	36
Operating result	**1 461**	**1 456**	**2 789**	**1 729**	**2 095**
Change in surplus values in life insurance operations	- 480	364	- 251	- 269	179
Total result	**981**	**1 820**	**2 538**	**1 460**	**2 274**
Taxes	- 455	- 565	- 800	- 613	- 719
Taxes on change in surplus values	135	- 102	70	76	- 50
Minority interests	11	- 38	- 29	- 36	- 64
Total result after tax	**672**	**1 115**	**1 779**	**887**	**1 441**

Net commission income

SEK M	2001:3	2001:2	2001:1	2000:4	2000:3
Payments	270	259	283	286	296
Cards	445	479	445	426	375
Issue of securities[1)]	145	130	49	114	195
Custody and mutual fund	762	853	931	1 170	1 028
Courtage shares	419	541	662	659	724
Courtage other	39	34	47	47	36
Lending	96	116	105	116	166
Deposits	15	17	16	1	11
Guarantees	31	40	31	35	29
Advisory[1)]	52	207	89	241	199
Derivatives	36	10	79	32	46
Other	89	71	166	91	74
SEB AG and The Baltic	636	658	602	756	595
Commission income	**3 035**	**3 415**	**3 505**	**3 974**	**3 774**
Payments	- 252	- 233	- 246	- 209	- 226
Securities	- 38	- 26	- 102	- 59	- 66
Other	- 63	- 88	- 58	- 69	- 16
SEB AG and The Baltic	- 60	- 103	- 106	- 130	- 66
Commission costs	**- 413**	**- 450**	**- 512**	**- 467**	**- 374**
Payments	463	505	482	503	445
Securities	1 327	1 532	1 587	1 931	1 917
Other	256	373	428	447	509
SEB AG and The Baltic	576	555	496	626	529
Net commission income	**2 622**	**2 965**	**2 993**	**3 507**	**3 400**

1) A reclassification of Q2 has been done by SEK 47 M.

Net result financial transactions

Mkr	2001:3	2001:2	2001:1	2000:4	2000:3
Skandinaviska Enskilda Banken[1)]	323	83	419	621	288
Enskilda Securities	- 12	32	121	145	159
SEB AG	42	19	49	64	61
Other		9	37	12	1
Realised and unrealised	**353**	**143**	**626**	**842**	**509**
Exchange rate fluctuations	409	391	349	448	291
Redemptions of bonds				4	- 14
Net result financial transactions	**762**	**534**	**975**	**1 294**	**786**

1) Dividend on shares in trading portfolio amounts to SEK 1 098 M in 2001:2 and SEK 193 M in 2001:1. In 2000:2 corresponding amount of SEK 134 M was reported as dividend.

Operational Profit and Loss Account by division

January-September 2001, SEK M	Personal Banking Sweden	Personal Banking International	Corporate & Institutions	SEB Germany	SEB Invest	SEB Trygg Liv	The Baltic	Other incl eliminations	SEB Group
Net interest income	2 466	225	3 481	3 016	1	. 36	905	- 584	9 546
Net commission income	1 420	1 178	3 278	1 057	1 123	35	435	54	8 580
Net result of financial transactions	42	72	1 722	109	8	- 19	140	197	2 271
Other income	56	95	119	448	9	1 023	126	246	2 122
Total income	**3 984**	**1 570**	**8 600**	**4 630**	**1 141**	**1 075**	**1 606**	**- 87**	**22 519**
Staff costs	-1 473	- 575	-2 895	-2 045	- 438	- 436	- 496	- 899	-9 257
Pension compensation	317	30	210		40		2	167	766
Other operating costs	-1 411	- 802	-1 993	-1 314	- 319	- 716	- 307	332	-6 530
Merger & Restructuring costs		- 95	- 3		- 19			- 186	- 303
Depreciation	- 29	- 52	- 159	- 278	- 40	- 48	- 255	- 522	-1 383
Total costs	**-2 596**	**-1 494**	**-4 840**	**-3 637**	**- 776**	**-1 200**	**-1 056**	**-1 108**	**-16 707**
Net credit losses etc	35	- 83	126	- 348			- 150	- 10	- 390
Net result from associated companies		- 38		48		- 13	2	6	5
Operating profit from non-life insurance operations								279	279
Operating result	**1 423**	**- 45**	**3 886**	**693**	**365**	**- 138**	**402**	**- 880**	**5 706**
Change in surplus value in life insurance operations						- 367			- 367
Total result	**1 423**	**- 45**	**3 886**	**693**	**365**	**- 505**	**402**	**- 880**	**5 339**

Personal Banking Sweden

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	853	721	18	2 466	2 202	12
Net commission income	386	598	-35	1 420	2 195	-35
Net result of financial transactions	14	- 5		42	15	180
Other operating income	3	65	-95	56	74	-24
Total income	**1 256**	**1 379**	**-9**	**3 984**	**4 486**	**-11**
Staff costs	- 484	- 595	-19	-1 473	-1 662	-11
Pension compensation	107	95	13	317	284	12
Other operating costs	- 401	- 447	-10	-1 411	-1 395	1
Depreciation	- 11	- 11		- 29	- 41	-29
Total costs	**- 789**	**- 958**	**-18**	**-2 596**	**-2 814**	**-8**
Net credit losses/Recoveries	68	21		35	- 76	-146
Operating result	**535**	**442**	**21**	**1 423**	**1 596**	**-11**

Personal Banking International

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	75	95	-21	225	292	-23
Net commission income	375	362	4	1 178	1 277	-8
Net result of financial transactions	28	31	-10	72	124	-42
Other operating income	36	- 3		95	19	
Total income	**514**	**485**	**6**	**1 570**	**1 712**	**-8**
Staff costs	- 209	- 182	15	- 575	- 530	8
Pension compensation	18	10	80	30	29	3
Other operating costs	- 291	- 222	31	- 897	- 767	17
Depreciation	- 23	- 15	53	- 52	- 43	21
Total costs	**- 505**	**- 409**	**23**	**-1 494**	**-1 311**	**14**
Net credit losses	- 37	- 19	95	- 83	- 22	
Net result from associated companies	- 17	- 28	-39	- 38	- 136	-72
Operating result	**- 45**	**29**		**- 45**	**243**	**-119**

SEB Kort

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	35	36	-3	102	102	
Net commission income	278	246	13	883	838	5
Net result of financial transactions						
Other operating income	22	- 9		65	8	
Total income	**335**	**273**	**23**	**1 050**	**948**	**11**
Staff costs	- 89	- 82	9	- 273	- 255	7
Pension compensation	17	10	70	29	29	
Other operating costs	- 116	- 50	132	- 393	- 321	22
Depreciation	- 8	- 9	-11	- 24	- 27	-11
Total costs	**- 196**	**- 131**	**50**	**- 661**	**- 574**	**15**
Net credit losses	- 31	- 18	72	- 75	- 49	53
Operating result	**108**	**124**	**-13**	**314**	**325**	**-3**

Personal Banking International excl SEB Kort

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	40	59	-32	123	190	-35
Net commission income	97	116	-16	295	439	-33
Net result of financial transactions	28	31	-10	72	124	-42
Other operating income	14	6	133	30	11	173
Total income	**179**	**212**	**-16**	**520**	**764**	**-32**
Staff costs	- 120	- 100	20	- 302	- 275	10
Pension compensation	1			1		
Other operating costs	- 175	- 172	2	- 504	- 446	13
Depreciation	- 15	- 6	150	- 28	- 16	75
Total costs	**- 309**	**- 278**	**11**	**- 833**	**- 737**	**13**
Net credit losses/Recoveries	- 6	- 1		- 8	27	-130
Net result from associated companies	- 17	- 28	-39	- 38	- 136	-72
Operating result	**- 153**	**- 95**	**61**	**- 359**	**- 82**	

Corporate & Institutitions

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	1 156	1 253	-8	3 481	3 548	-2
Net commission income	932	1 385	-33	3 278	3 973	-17
Net result of financial transactions	602	621	-3	1 722	1 717	0
Other operating income	42	63	-33	119	360	-67
Total income	**2 732**	**3 322**	**-18**	**8 600**	**9 598**	**-10**
Staff costs	- 912	-1 092	-16	-2 895	-3 325	-13
Pension compensation	71	62	15	210	179	17
Other operating costs	- 647	- 560	16	-1 996	-1 724	16
Depreciation	- 52	- 48	8	- 159	- 143	11
Total costs	**-1 540**	**-1 638**	**-6**	**-4 840**	**-5 013**	**-3**
Net credit losses/Recoveries	- 3	- 73	-96	126	- 94	
Operating result	**1 189**	**1 611**	**-26**	**3 886**	**4 491**	**-13**

Merchant Banking

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	656	736	-11	1 933	2 079	-7
Net commission income	291	343	-15	978	896	9
Net result of financial transactions	581	454	28	1 482	1 110	34
Other operating income	24	54	-56	70	208	-66
Total income	**1 552**	**1 587**	**-2**	**4 463**	**4 293**	**4**
Staff costs	- 526	- 512	3	-1 518	-1 444	5
Pension compensation	46	39	18	136	116	17
Other operating costs	- 302	- 291	4	- 918	- 884	4
Depreciation	- 20	- 23	-13	- 61	- 69	-12
Total costs	**- 802**	**- 787**	**2**	**-2 361**	**-2 281**	**4**
Net credit losses/Recoveries	16	- 2		192	18	
Operating result	**766**	**798**	**-4**	**2 294**	**2 030**	**13**

Mid Corporate

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	473	478	-1	1 396	1 402	0
Net commission income	73	105	-30	215	284	-24
Net result of financial transactions	20	10	100	63	53	19
Other operating income	9	6	50	22	24	-8
Total income	**575**	**599**	**-4**	**1 696**	**1 763**	**-4**
Staff costs	- 128	- 113	13	- 373	- 334	12
Pension compensation	17	16	6	50	44	14
Other operating costs	- 118	- 100	18	- 373	- 335	11
Depreciation	- 1	- 2	-50	- 5	- 5	
Total costs	**- 230**	**- 199**	**16**	**- 701**	**- 630**	**11**
Net credit losses	- 19	- 76	-75	- 72	- 125	-42
Operating result	**326**	**324**	**1**	**923**	**1 008**	**-8**

Enskilda Securities

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	- 22	- 31	-29	- 17	- 126	-87
Net commission income	416	773	-46	1 579	2 280	-31
Net result of financial transactions	- 9	149	-106	144	522	-72
Other operating income	6	- 1		17	114	-85
Total income	**391**	**890**	**-56**	**1 723**	**2 790**	**-38**
Staff costs	- 212	- 428	-50	- 868	-1 426	-39
Other operating costs	- 165	- 120	38	- 482	- 355	36
Depreciation	- 31	- 23	35	- 91	- 68	34
Total costs	**- 408**	**- 571**	**-29**	**-1 441**	**-1 849**	**-22**
Net credit losses/Recoveries		5	-100	6	13	-54
Operating result	**- 17**	**324**	**-105**	**288**	**954**	**-70**

SEB Securities Services

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	49	73	-33	175	202	-13
Net commission income	152	164	-7	506	513	-1
Net result of financial transactions	10	8	25	33	32	3
Other operating income	3	4	-25	10	14	-29
Total income	**214**	**249**	**-14**	**724**	**761**	**-5**
Staff costs	- 43	- 37	16	- 128	- 110	16
Pension compensation	7	6	17	22	18	22
Other operating costs	- 65	- 52	25	- 218	- 158	38
Depreciation				- 2	- 1	100
Total costs	**- 101**	**- 83**	**22**	**- 326**	**- 251**	**30**
Operating result	**113**	**166**	**-32**	**398**	**510**	**-22**

SEB Germany

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	1 026	989	4	3 016	3 102	-3
Net commission income	364	411	-11	1 057	1 256	-16
Net result of financial transactions	29	49	-41	109	173	-37
Other operating income	71	123	-42	448	281	59
Total income	**1 490**	**1 572**	**-5**	**4 630**	**4 812**	**-4**
Staff costs	- 674	- 673	0	-2 045	-2 025	1
Other operating costs	- 460	- 426	8	-1 314	-1 373	-4
Depreciation	- 91	- 77	18	- 278	- 251	11
Total costs	**-1 225**	**-1 176**	**4**	**-3 637**	**-3 649**	**0**
Net credit losses	- 136	- 160	-15	- 348	- 599	-42
Net result from associated companies	21	35	-40	48	142	-66
Operating result	**150**	**271**	**-45**	**693**	**706**	**-2**

SEB Invest

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	- 2	- 4	- 50	1	- 4	- 125
Net commission income	350	430	- 19	1 123	1 204	- 7
Net result of financial transactions	2	3	- 33	8	3	167
Other operating income	8	3	167	9	5	80
Total income	**358**	**432**	**- 17**	**1 141**	**1 208**	**- 6**
Staff costs	- 147	- 153	- 4	- 438	- 413	6
Pension compensation	13	11	18	40	32	25
Other operating costs	- 123	- 103	19	- 338	- 316	7
Depreciation	- 23	- 7		- 40	- 19	111
Total costs	**- 280**	**- 252**	**11**	**- 776**	**- 716**	**8**
Operating result	**78**	**180**	**- 57**	**365**	**492**	**- 26**

SEB Trygg Liv

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	9	13	-31	36	41	-12
Net commission income	6	17	-65	35	50	-30
Net result of financial transactions	- 1	- 2	-50	- 19	2	
Other operating income	331	356	-7	1 023	1 071	-4
Total income	**345**	**384**	**-10**	**1 075**	**1 164**	**-8**
Staff costs	- 155	- 130	19	- 436	- 391	12
Other operating costs	- 219	- 185	18	- 716	- 661	8
Depreciation	- 16	- 16		- 48	- 45	7
Total costs	**- 390**	**- 331**	**18**	**-1 200**	**-1 097**	**9**
Net result from associated companies	- 5	- 1		- 13	- 7	86
Operating result	**- 50**	**52**	**-196**	**- 138**	**60**	
Change in surplus value in life insurance operations	- 480	179		- 367	606	-161
Total result	**- 530**	**231**		**- 505**	**666**	**-176**

The Baltic

SEK M	Q 3 2001	Q 3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent
Net interest income	336	129	160	905	373	143
Net commission income	164	71	131	435	201	116
Net result of financial transactions .	16	32	-50	140	93	51
Other operating income	33	17	94	126	50	152
Total income	**549**	**249**	**120**	**1 606**	**717**	**124**
Staff costs	- 169	- 70	141	- 496	- 217	129
Pension compensation	1	2	-50	2	2	
Other operating costs	- 111	- 64	73	- 307	- 177	73
Depreciation	- 87	- 43	102	- 255	- 126	102
Total costs	**- 366**	**- 175**	**109**	**-1 056**	**- 518**	**104**
Net credit losses	- 35	- 32	9	- 150	- 65	131
Net result from associated companies	1	16	-94	2	49	-96
Operating result	**149**	**58**	**157**	**402**	**183**	**120**

Statutory Profit and Loss Account for the Group

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Income							
Interest income	*13 334*	*12 939*	*3*	*41 193*	*38 052*	*8*	*51 196*
Interest costs	*-10 034*	*-10 106*	*-1*	*-31 680*	*-29 383*	*8*	*-39 640*
Net interest income	3 300	2 833	16	9 513	8 669	10	11 556
Dividends received *)	11	7	57	1 376	864	59	877
Commission income	*2 930*	*3 447*	*-15*	*9 660*	*11 055*	*-13*	*15 132*
Commission costs	*- 413*	*- 171*	*142*	*-1 375*	*- 999*	*38*	*-1 669*
Net commission income [1]	2 517	3 276	-23	8 285	10 056	-18	13 463
Net result of financial transactions [2]	769	788	-2	1 005	2 256	-55	3 544
Other operating income	287	263	9	1 602	1 799	-11	2 208
Income from banking operations	**6 884**	**7 167**	**-4**	**21 781**	**23 644**	**-8**	**31 648**
Costs							
Staff costs	-2 870	-2 939	-2	-8 833	-8 992	-2	-12 234
General administrative costs	-1 535	-1 220	26	-4 601	-4 125	12	-5 985
Depreciation and write-downs of tangible and intangible fixed assets	- 450	- 394	14	-1 335	-1 211	10	-1 703
Other operating costs	- 639	- 591	8	-1 808	-1 532	18	-2 360
Costs from banking operations	**-5 494**	**-5 144**	**7**	**-16 577**	**-15 860**	**5**	**-22 282**
Profit/loss from banking operations before credit losses	**1 390**	**2 023**	**-31**	**5 204**	**7 784**	**-33**	**9 366**
Net credit losses [3]	- 136	- 243	-44	- 343	- 797	-57	- 858
Change in value of seized assets	- 5	3		2	43	-95	43
Write-down of financial fixed assets	- 1	- 7	-86	- 49	- 24	104	- 75
Net result from associated companies	- 6	24	-125	18	82	-78	104
Operating profit from banking operations	**1 242**	**1 800**	**-31**	**4 832**	**7 088**	**-32**	**8 580**
Operating profit from insurance operations [4]	- 18	69	-126	108	210	-49	220
Operating profit	**1 224**	**1 869**	**-35**	**4 940**	**7 298**	**-32**	**8 800**
Pension compensation	237	226	5	766	716	7	943
Profit before tax and minority interests	**1 461**	**2 095**	**-30**	**5 706**	**8 014**	**-29**	**9 743**
Taxes	- 455	- 719	-37	-1 820	-2 243	-19	-2 856
Minority interests	11	- 64	-117	- 56	- 209	-73	- 245
Net profit for the period **)	**1 017**	**1 312**	**-22**	**3 830**	**5 562**	**-31**	**6 642**

*) Dividend on shares in Merchant Bankings trading portfolio amounts to SEK 1 291 M (134). 2000 included an extra ordinary dividend of SEK 440 M.

	Q3 2001	Q3 2000	January-September 2001	January-September 2000	Full year 2000
**) Earnings per share, SEK	1,45	1,86	5,44	7,89	9,43
Number of shares	704 557 680	704 557 680	704 557 680	704 557 680	704 557 680

1) Net commission income

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Payment commissions	637	345	85	1 957	1 512	29	2 424
Securities commissions	1 429	2 393	-40	4 600	6 676	-31	8 137
Other commissions	451	538	-16	1 728	1 868	-7	2 902
Net commission income	2 517	3 276	-23	8 285	10 056	-18	13 463

2) Net result of financial transactions

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Shares/participations	14	- 147	-110	368	125	194	- 44
Interest-bearing securities	203	- 64		737	230		413
Other financial instruments	- 58	348	-117	- 812	955	-185	1 693
Realised result	**159**	**137**	**16**	**293**	**1 310**	**-78**	**2 062**
Shares/participations	45	91	-51	- 115	- 389	-70	- 451
Interest-bearing securities	21	258	-92	- 79	93	-185	105
Other financial instruments	129	28		- 246	353	-170	493
Unrealised value changes	**195**	**377**	**-48**	**- 440**	**57**		**147**
Exchange rate fluctuations	411	288	43	1 151	918	25	1 360
Redemption of bonds	4	- 14	-129	1	- 29	-103	- 25
Net result of financial transactions	**769**	**788**	**-2**	**1 005**	**2 256**	**-55**	**3 544**

3) Net credit losses

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Individually appraised receivables							
Reported write-down, incurred losses	- 441	- 559	-21	-1 768	-1 514	17	-3 496
Reversal of previous provisions for possible losses, reported as incurred losses in current years accounts	291	304	-4	1 366	918	49	2 569
Reported provision for possible losses	- 274	- 295	-7	- 838	-1 026	-18	-1 552
Recovered from losses incurred in previous years	148	83	78	363	231	57	612
Reversal of previous provisions for possible losses	123	94	31	502	347	45	638
Reported net cost for individually appraised receivables	**- 153**	**- 373**	**-59**	**- 375**	**-1 044**	**-64**	**-1 229**
Receivables appraised by category							
Reported write-down, incurred losses	- 29	- 24	21	- 79	- 66	20	- 57
Reported provision for possible losses	- 9	- 4	125	- 17	- 10	70	- 8
Recovered from losses incurred in previous years	7	12	-42	21	28	-25	24
Withdrawal from reserve for lending losses							
Reported net cost for receivables appraised by category	**- 31**	**- 16**	**94**	**- 75**	**- 48**	**56**	**- 41**
Allocation to/withdrawal from reserve for political risks abroad	32	112	-71	81	294	-72	363
Contingent liabilities	16	34	-53	26	1		49
Net credit losses	**- 136**	**- 243**	**-44**	**- 343**	**- 797**	**-57**	**- 858**

4) Operating profit from insurance operations

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Non-life operations	36	36		279	169	65	212
Life operations	- 54	33		- 171	41		8
Operating profit from insurance operations	**- 18**	**69**	**-126**	**108**	**210**	**-49**	**220**

Cash flow analysis for the Group

SEK M	January-September 2001	Full year 2000	January-September 2000
Cash flow before changes in lending and deposits	746	10 795	994
Increase in lending to the public	-57 210	-36 262	-10 073
Increase in deposits from the public	41 173	27 113	25 843
Cash flow, current operations	**-15 291**	**1 646**	**16 764**
Cash flow, investment activities	**-2 940**	**41 291**	**40 045**
Cash flow, financing activities	**2 511**	**-20 630**	**-14 682**
Cash flow for the period	**-15 720**	**22 307**	**42 127**
Liquid funds at beginning of year	46 532	24 225	24 225
Cash flow for the period	-15 720	22 307	42 127
Liquid funds at end of period	**30 812**	**46 532**	**66 352**

Balance sheet for the Group

SEK M	30 September 2001	31 December 2000	30 September 2000
Lending to credit institutions	180 032	164 673	181 695
Lending to the public	662 135	605 759	573 804
Interest-bearing securities	155 268	158 047	130 650
- Financial fixed assets	*4 785*	*4 736*	*5 714*
- Financial current assets	*150 483*	*153 311*	*124 936*
Shares and participations	*6 530*	*8 688*	*11 083*
Assets used in the insurance operations	60 502	71 749	77 451
Other assets	134 597	113 894	133 681
Total assets	**1 199 064**	**1 122 810**	**1 108 364**
Liabilities to credit institutions	241 147	217 364	196 085
Deposits and borrowing from the public	461 060	419 887	409 978
Securities issued, etc.	204 467	199 103	203 038
Liabilities of the insurance operations	57 982	66 932	74 069
Other liabilities and provisions	160 227	146 505	152 255
Subordinated liabilities	31 375	31 410	32 771
Shareholders' equity [1]	42 806	41 609	40 168
Total liabilities and shareholders' equity	**1 199 064**	**1 122 810**	**1 108 364**

1) Change in shareholders' equity

SEK M	30 September 2001	31 December 2000	30 September 2000
Opening balance	41 609	33 006	33 006
New share issue		4 067	4 067
Dividend to shareholders	-2 818	-2 466	-2 466
Result, holding of own shares		21	
Staff option programme	- 277		
Translation difference	462	339	- 1
Net profit for the period	3 830	6 642	5 562
Closing balance	**42 806**	**41 609**	**40 168**

Derivative contracts for the Group

30 September 2001	Contracts on the asset side		Contracts on the liability side	
SEK M	Book value	Market value	Book value	Market value
Interest-related	23 374	23 374	23 838	23 838
Currency-related	42 888	45 864	40 129	43 153
Equity-related	584	584	203	203
Other	10	10	10	10
Total	**66 856**	**69 832**	**64 180**	**67 204**

On 30 June 2001 the notional value of the Group's derivatives contracts amounted to SEK 5 363 billion (SEK 4 006 billion on 30 September 2000).

The book value of derivatives instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations which is the object of hedge accounting.

Problem loans and seized assets for the Group

SEK M	30 September 2001	31 December 2000	30 September 2000
Non-performing loans	8 984	9 368	9 646
Performing loans	6 891	7 069	5 196
Doubtful claims	**15 875**	**16 437**	**14 842**
Provision for possible lending losses [1]	-7 636	-8 072	-7 896
of which provision for non-performing loans	-5 212		
of which provision for performing loans	-2 424		
Doubtful claims, net [2]	**8 239**	**8 365**	**6 946**
Claims subject to interest reduction	57	308	557
Total volume of problem loans	**8 296**	**8 673**	**7 503**
1) General provisions (not included above)	-1 030	-1 085	-1 160

2) In case loans are believed to involve a lending loss risk, a corresponding provision for a possible loss has been made. Doubtful claims net is equivalent to the volume in where loss is not considered to occur taking into consideration collateral and the borrower's repayment capacity.

Level of doubtful claims, %	**1,24**	**1,35**	**1,20**
(Doubtful claims (net) in relation to lending and leasing (net) at end of period, per cent)			
Provision ratio for doubtful claims, %	**48,1**	**49,1**	**53,2**
(Reserve for possible lending losses in relation to doubtful claims (gross), per cent)			
Provision ratio for non-performing loans, %	*58,0*		
Provision ratio for performing loans, %	*35,2*		
Provision ratio for doubtful claims considering general provisions, %	**54,6**	**55,7**	**61,0**
Pledges taken over			
Buildings and land	36	104	84
Shares and participations	179	109	111
Total volume of pledges taken over	**215**	**213**	**195**

The soft loans of the Group are included among claims subject to interest reduction.

The shortfall in income due to interest deferments was SEK 3 M (6), while unpaid interest on non-performing loans amounted to SEK 161 M (211).

On 30 September 2001, the Group had SEK 117 M (230) in non-performing loans in Sweden on which interest income was reported. These loans are not included among the problem loans, since the corresponding collateral covers both interest and principal.

Skandinaviska Enskilda Banken
Profit and Loss Account

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Income							
Interest income	*6 798*	*7 031*	*-3*	*21 237*	*19 926*	*7*	*27 250*
Leasing income	*151*	*118*	*28*	*446*	*345*	*29*	*459*
Interest costs	*-5 644*	*-5 940*	*-5*	*-17 958*	*-16 566*	*8*	*-22 879*
Net interest income [1]							
Dividends received [*]	- 19	2		1 672	887	89	2 157
Commission income	*1 118*	*1 672*	*-33*	*3 783*	*5 273*	*-28*	*6 958*
Commission costs	*- 203*	*- 228*	*-11*	*- 607*	*- 753*	*-19*	*-1 000*
Net commission income [2]	915	1 444	-37	3 176	4 520	-30	5 958
Net result of financial transactions [3]	679	540	26	481	1 346	-64	2 298
Other operating income	226	229	-1	1 236	1 511	-18	1 990
Total income	**3 106**	**3 424**	**-9**	**10 290**	**11 969**	**-14**	**17 233**
Costs							
Staff costs	-1 389	-1 537	-10	-4 064	-4 714	-14	-6 470
Other administrative expenses	-1 040	-1 103	-6	-3 383	-2 911	16	-3 985
Depreciation and write-downs of tangible and intangible fixed assets	- 106	- 78	36	- 259	- 234	11	- 317
Other operating costs	- 332	- 282	18	- 950	- 880	8	-1 282
Total costs	**-2 867**	**-3 000**	**-4**	**-8 656**	**-8 739**	**-1**	**-12 054**
Profit/loss before credit losses	**239**	**424**	**-44**	**1 634**	**3 230**	**-49**	**5 179**
Net credit losses [4]	58	- 3		193	17		144
Change in value of seized assets				- 5	- 8	-38	- 8
Write-down of financial fixed assets		1	-100		- 109	-100	- 658
Operating profit	**297**	**422**	**-30**	**1 822**	**3 130**	**-42**	**4 657**
Pension compensation	213	226	-6	707	716	-1	943
Profit before appropriations and tax	**510**	**648**	**-21**	**2 529**	**3 846**	**-34**	**5 600**
Other appropriations [**]	- 358	- 835	-57	-1 142	-1 801	-37	-2 307
Taxes [*]	- 32	50	-164	- 249	- 398	-37	- 472
Net profit for the period	**120**	**- 137**	**-188**	**1 138**	**1 647**	**-31**	**2 821**

*) Dividend on shares in Merchant Bankings trading portfolio amounts to SEK 1 291 M (134). 2000 included an extra ordinary dividend of SEK 440 M.

**) Group contributions reported directly against equity.

1) Net interest income

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Interest income	6 798	7 031	-3	21 237	19 926	7	27 250
Leasing income	151	118	28	446	345	29	459
Interest costs	-5 644	-5 940	-5	-17 958	-16 566	8	-22 879
Leasing depreciation	- 47	- 37	27	- 135	- 110	23	- 148
Net interest income	**1 258**	**1 172**	**7**	**3 590**	**3 595**	**0**	**4 682**

2) Net commission income

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Payment commissions	160	337	-53	504	1 030	-51	1 416
Securities commissions	562	824	-32	1 990	2 736	-27	3 580
Other commissions	193	283	-32	682	754	-10	962
Net commission income	**915**	**1 444**	**-37**	**3 176**	**4 520**	**-30**	**5 958**

3) Net result of financial transactions

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Shares/participations	- 1			- 6	6	-200	65
Interest-bearing securities	139	170	-18	599	212	183	394
Other financial instruments	131	210	-38	- 770	530		725
Realised result	**269**	**380**	**-29**	**- 177**	**748**	**-124**	**1 184**
Shares/participations	- 5	- 3	67	- 13	- 12	8	- 15
Interest-bearing securities	- 20	- 104	-81	- 144	- 165	-13	- 199
Other financial instruments	86	15		- 125	- 11		211
Unrealised value changes	**61**	**- 92**	**-166**	**- 282**	**- 188**	**50**	**- 3**
Exchange rate fluctuations	349	252	38	940	786	20	1 117
Net result of financial transactions	**679**	**540**	**26**	**481**	**1 346**	**-64**	**2 298**

4) Net credit losses

SEK M	Q3 2001	Q3 2000	Change per cent	January-September 2001	January-September 2000	Change per cent	Full year 2000
Individually appraised receivables							
Reported write-down, incurred losses	- 46	- 145	-68	- 790	- 247		-1 420
Reversal of previous provisions for possible losses reported as incurred losses in current period's accounts	37	62	-40	742	147		1 295
Reported provision for possible losses	- 84	- 80	5	- 198	- 281	-30	- 520
Recovered from losses incurred in previous years	92	26		203	83	145	372
Reversal of previous provisions for possible losses	27	34	-21	149	138	8	164
Reported net cost for individually appraised receivables	**26**	**- 103**	**-125**	**106**	**- 160**	**-166**	**- 109**
Receivables appraised by category							
Reported write-down, incurred losses		- 15	-100		- 37	-100	- 52
Reported provision for possible losses		- 2	-100		- 2	-100	- 4
Recovered from losses incurred in previous years		6	-100		18	-100	22
Withdrawal from provision for lending losses							
Reported net cost for receivables appraised by category		**- 11**	**-100**		**- 21**	**-100**	**- 34**
Allocation to/withdrawal from reserve for political risks abroad	29	111	-74	78	198	-61	279
Contingent liabilities	3			9			8
Total	**58**	**- 3**		**193**	**17**		**144**

Skandinaviska Enskilda Banken

Cash flow analysis

SEK M	January-September 2001	Full year 2000	January-September 2000
Cash flow before changes in lending and deposits	499	7 813	7 463
Increase (-)/decrease (+) in lending to the public	-26 369	-31 782	-18 534
Increase (+)/decrease (-) in deposits from the public	15 772	15 923	23 508
Cash flow, current operations	**-10 098**	**-8 046**	**12 437**
Cash flow, investment activities	**401**	**-19 546**	**-16 561**
Cash flow, financing activities	**-6 386**	**-3 598**	**1 288**
Cash flow for the period	**-16 083**	**-31 190**	**-2 836**
Liquid funds at beginning of year	45 261	76 451	76 451
Cash flow for the period	-16 083	-31 190	-2 836
Liquid funds at end of period	**29 178**	**45 261**	**73 615**

Skandinaviska Enskilda Banken

Balance sheet

SEK M	30 September 2001	31 December 2000	30 September 2000
Lending to credit institutions	218 051	184 849	201 280
Lending to the public	246 921	220 493	207 896
Interest-bearing securities	108 977	118 418	92 738
- Financial fixed assets	*3 090*	*2 962*	*3 154*
- Financial current assets	*105 887*	*115 456*	*89 584*
Shares and participations	*45 576*	*44 485*	*42 805*
Other assets	107 419	94 112	108 638
Total assets	**726 944**	**662 357**	**653 357**
Liabilities to credit institutions	237 055	198 618	172 081
Deposits and borrowing from the public	250 422	234 650	242 235
Securities issued, etc.	49 246	52 518	55 299
Other liabilities and provisions	135 337	120 194	126 924
Subordinated liabilities	27 911	28 207	30 312
Shareholders' equity [1]	26 973	28 170	26 506
Total liabilities and shareholders' equity	**726 944**	**662 357**	**653 357**

1) Change in shareholders' equity

SEK M	30 September 2001	31 December 2000	30 September 2000
Opening balance	28 170	22 294	22 294
New share issue		4 067	4 067
Dividend to shareholders	-2 818	-2 466	-2 466
Group contributions, net	742	1 436	941
Result, holding of own shares		21	
Staff option programme	- 277		
Translation difference	18	- 3	23
Net profit for the period	1 138	2 821	1 647
Closing balance	**26 973**	**28 170**	**26 506**

Statutory Profit and Loss Account | Operational Profit and Loss Account

SEK M	January-September 2001	SEB Trygg Liv	Internal transactions bank-insurance	Reclassification	January-September 2001	
Net interest income	9 513	34	- 1		9 546	Net interest income
Dividends received	1 376	2		-1 378		
Net commission income	8 285		295		8 580	Net commission income
Net result of financial transactions	1 005	- 19		1 285	2 271	Net result of financial transactions
Other operating income	1 602	1 019	- 592	93	2 122	Other operating income
Income from banking operations	**21 781**	**1 036**	**- 298**	**0**	**22 519**	**Total income**
Staff costs	-8 833	- 432	8		-9 257	Staff costs
				766	766	Pension compensation
General administrative costs	-4 601	- 583		5 184		
Depreciation and write-downs of tangible and intangible fixed assets	-1 335	- 48			-1 383	Depreciations
Other operating costs	-1 808	- 131	290	-5 184	-6 833	Other operating costs
Costs from banking operations	**-16 577**	**-1 194**	**298**	**766**	**-16 707**	**Total costs**
Profit/loss from banking operations before credit losses	**5 204**					
Net credit losses	- 343			- 47	- 390	Net credit losses etc
Change in value of seized assets	2			- 2		
Write-down of financial fixed assets	- 49			49		
Net result from associated companies	18	- 13			5	Net result from associated companies
Operating profit from banking operations	**4 832**					
Operating profit from insurance operations	108	171			279	Operating profit from non-life insurance operations
Operating profit	**4 940**	**0**	**0**	**766**	**5 706**	**Operating result**
				239	- 367	Change in surplus value in life insurance operations
					5 339	**Total result**
Pension compensation	766			- 766		
Taxes	-1 820				-1 820	Taxes
				103	103	Taxes on change in surplus values
Minority interests	- 56				- 56	Minority interests
Net profit for the period	**3 830**	**0**	**0**	**342**	**3 566**	**Total result after tax**

Appendix 1

SEB AG in the SEB Group

Profit & Loss Account adapted to Swedish Accounting Principles

EUR M	2001:3	2001:2	2001:1	2000:4	2000:3
Net interest income	122	118	127	120	126
Net commission income	44	45	41	58	54
Net result of financial transactions	6	5	7	10	10
Other operating income	9	11	36	5	14
Total income	**181**	**179**	**211**	**193**	**204**
Staff costs	- 77	- 80	- 82	- 77	- 85
Other operating costs	- 66	- 62	- 65	- 81	- 69
Total costs	**- 143**	**- 142**	**- 147**	**- 158**	**- 154**
Net credit losses etc	- 14	- 15	- 10	- 18	- 18
Net result from associated companies	1			2	
"External" profit	**25**	**22**	**54**	**19**	**32**
One-off items			- 27		
"Normal" profit	**25**	**22**	**27**	**19**	**32**

At the beginning of 2001 the reserves amounted to EUR 463,5 M. The allocation and utilisation during 2001 is showned in the table below:

Allocation and utilisation of reserves

EUR M	Reserve for credit losses	Sozial plan	Restructuring reserves	Total
Opening balance 2001	112,3	67,1	284,1	463,5
Utilised Q 1		-23,4	-26,7	-50,1
Utilised Q 2	-0,6	-6,9	-27,6	-35,1
Utilised Q 3		-6,8	-34,7	-41,5
Closing balance 30 June 2001	**111,7**	**30,0**	**195,1**	**336,8**

Of the utilisation of the restructuring reserve (EUR 26,7 M + EUR 27,6 M + EUR 34,7 M = EUR 89,0 M) EUR 34,4 M covers the change of brand name from BfG to SEB.

Appenix 2

SEB Trygg Liv

SEB Trygg Liv focuses on the sale and administration of unit-linked insurance products as well as their equivalent for account of the traditional mutual life insurance business. SEB Trygg Liv is a wholly-owned life group whose ultimate parent is Skandinaviska Enskilda Banken. From an accounting point of view, the life business is separate from the traditional banking activities. SEB Trygg Liv's accounts are presented in this Appendix according to generally accepted accounting standards within the insurance business.

The market was adversely affected by the continued decline in market values, which accelerated during the third quarter. The demand for single-premium endowment assurance dropped significantly while the market for corporate pensions is more stable. Total new issues of single-premium unit linked insurance in Sweden during the twelve-month period amounted to SEK 17.5 billion (28.5), a 39 per cent decline compared with the preceding year.

SEB Trygg Liv reported a decline in sales of 30 per cent compared with a year earlier. In accordance with the market as a whole, single-premium endowment assurance for the private market accounted for most of the decline. Most sales, 79 per ent (92) pertained to unit-linked products but demand for traditional life products increased in the segment for corporate pensions.

ales, i.e. new premiums and extra payments under existing insurance contracts, decreased by SEK 2 873 M, or 30 per ent, to SEK 6 615 M (9 488). The main portion of the decrease occurred during the first quarter. Sales defined as SPE ingle Premium Equivalent), implying that current contracts are multiplied by 10, decreased by 8 per cent to SEK 16 474 M (17 821).

Premium income (premiums paid) decreased less than sales, by 17 per cent to SEK 11 359 M (13 671). In total, the value of assets under management decreased by SEK 40 billion or 16 percent to SEK 213 billion (253) during the twelve-month period, mainly due to the decline in market values.

Total income decreased by 8 per cent to SEK 1 075 M (1 165), mainly as a result of the lower asset values compared with the preceding year. Operating costs and other costs, after deducting the change in deferred acquisition cost of SEK 129 M (198), rose by 10 per cent to SEK 1 213 M (1 105). However, the actual increase in costs adjusted for non-recurring items was less than 2 per cent. Operating result, before current period change in surplus values, totalled SEK –138 M (60) as a result of the decline in earnings.

The surplus value in life insurance operations is the present value of expected future profits from signed insurance contracts. The surplus value comprises unit-linked operations as well as commissioning agreements with traditional life insurance companies.

hen determining the surplus value in the insurance portfolio an annual unit fund growth of 6 per cent, i.e. 1.5 per cent er quarter, is assumed. A higher or lower growth rate than assumed will result in positive or negative financial effects when computing the current year change. During 2001 the accumulated growth in unit funds was –25 per cent of which –17 per cent occurred in the third quarter resulting in negative financial effects of SEK –1 388 M for the year. The third quarter effect was SEK –903 M.

Total result from operations (incl. change in surplus value) improved by SEK 157 M or 21 per cent to SEK 883 M (726). Total result less current year financial effects was SEK -505 M (666).

Volumes, SEK M	2001-09	2000-09
Sales volume		
Traditional life insurance, regular premium 27.3 (23.0) %	1 407	761
Unit-linked insurance, regular premium 20.4 (14.0) %	5 208	8 727
	6 615	**9 488**
Premium income		
Traditional life insurance	3 644	3 161
Unit-linked insurance	7 715	10 510
	11 359	**13 671**
Savings stock	Sept 30	Sept 30
Traditional life insurance	161 500	186 400
Unit-linked insurance	51 800	66 600
	213 300	**253 000**

Profit and loss account, SEK M		
Administration agreements, traditional life insurance	279	254
Unit-linked insurance	705	800
Risk operations and other	91	111
Total income	**1 075**	**1 165**
Operating expenses	-1 240	-1 205
Capitalisation of acquisition costs	129	198
Goodwill and other	-102	-98
Total costs	**-1 213**	**-1 105**
Operating result	**-138**	**60**
Change in surplus values [1]	-367	606
Total result	**-505**	**666**
Total result excl. financial effects included in net surplus value change	**883**	**726**
Expense ratio per cent [2]	10.9%	8.8%
Return on allocated capital after tax, per cent [3]		
Excluding financial effects in surplus value change	17.3%	17.9%
Including financial effects	-9.9%	16.4%

Notes
[1] After deduction for change in capitalised acquisition costs
[2] Annual basis. Operating expenses as percentage of premiums earned
[3] Annual basis. Allocated capital SEK 4 900 M (3 900)

Sales by quarter, SEK M	0109	0106	0103	0012	0009
Sales (nominal)	1 325	2 502	2 788	2 877	1 974
- thereof regular	39 %	22 %	22 %	18 %	26 %
- thereof single	61 %	78 %	78 %	82 %	74 %
- thereof new business	68 %	64 %	69 %	69 %	65 %
- thereof extra sales	32 %	36 %	31 %	31 %	35 %
- thereof traditional life	28 %	22 %	17 %	12 %	13 %
- thereof unit linked	72 %	78 %	83 %	88 %	87 %
- thereof corporate	51 %	50 %	34 %	31 %	31 %
- thereof private	49 %	50 %	66 %	69 %	69 %

Calculation of surplus value and changes in surplus value

Surplus value in life insurance operations is calculated on the basis of assumptions regarding the future development of signed insurance contracts and a risk-adjusted discount rate. The most important assumptions are the following:

Discount rate	11 %
Return on capital, nominal assets	4 %
Return on capital, real assets	8 %
Surrender of contracts	5 %
Surrender of current premiums	5 %
Administrative expenses (Sweden only)	SEK 250/contract per year
	6 %
Mortality	According to industry experience

Surplus value accounting

Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.

Balance of surplus value

(after deduction of capitalised acquisition costs)	0109	0106	0103	0012	0009
Opening balance	3 592	3 228	3 479	3 748	3569
Present values of new sales [1]	292	405	311	391	229
Return on existing policies	155	155	155	143	173
Realised surplus value in existing policies	-179	-196	-161	-188	-188
Current change from operations	**268**	**364**	**305**	**346**	**214**
Change in assumptions	0	0	0	2	0
Actual outcome compared to assumptions [2]	179	-113	147	160	92
Investment return in excess of assumptions [3]	-903	159	-644	-700	-75
	-724	**46**	**-497**	**-538**	**17**
Total change in surplus values before deduction of capitalised acquisition costs	**-456**	**410**	**-192**	**-192**	**231**
Capitalisation of acquisition cost for the period	-125	-149	-164	-155	-128
Amortisation of capitalised acquisition cost	101	103	105	78	76
Total change in surplus values [4]	**-480**	**364**	**-251**	**-269**	**179**
Closing balance [5]	**3 112**	**3 592**	**3 228**	**3 479**	**3 748**

1) Sales defined as new contracts and extra premiums on existing contracts

2) The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of extensions of contracts as well as cancellations. Also included is the estimated cost of solvency, which increases with growth in fund values. However, the actual income and administrative expenses are included in full in the operating result.

3) Assumed unit growth is 6 per cent, i e 1,5 per cent per quarter. Actual growth during the last quarter was –17 percent resulting in negative financial effects of SEK –903 M.

4) Prepaid acquisition costs are capitalised in the accounts and amortised over 5 years. Accordingly, the reported change in surplus values is adjusted by the net effect in the period.

5) Estimated surplus value according to the above is not included in the statutory balance sheet.

Appendix 3

Credit exposure* by industry and sector, SEK M
(before provision for possible credit losses)

SEK M	2001-09-30	%	*of which SEB AG*	%	2000-12-31	%	*of which SEB AG*	%
Corporates and banks								
Banks	180 092	18,5	*77 345*	*20,7*	171 707	18,4	*69 546*	*19,9*
Finance and insurance	54 151	5,6	*9 054*	*2,4*	44 330	4,8	*8 664*	*2,5*
Property management	117 564	12,1	*72 623*	*19,4*	113 888	12,3	*62 896*	*17,9*
Wholesale and retailing, hotels and restaurants	34 970	3,6	*7 861*	*2,1*	38 649	4,2	*9 257*	*2,6*
Transportation	34 004	3,5	*1 567*	*0,4*	35 195	3,8	*1 203*	*0,3*
Other service sectors	33 376	3,4	*8 046*	*2,1*	24 977	2,7	*91*	*0,0*
Construction	11 174	1,1	*3 281*	*0,9*	10 110	1,1	*3 541*	*1,0*
Manufacturing	99 207	10,2	*9 335*	*2,5*	84 816	9,2	*10 447*	*3,0*
Other	94 505	9,7	*30 084*	*8,0*	87 829	9,5	*36 964*	*10,5*
	659 043	**67,7**	***219 196***	***58,5***	**611 501**	**66,0**	***202 609***	***57,7***
Public administration								
Municipalities, County Councils	15 570	1,6	-	-	16 235	1,8	-	-
Municipality-owned companies	26 652	2,7	-	-	26 993	2,9	-	-
German and Baltic Municipalities and Federal states	51 736	5,3	*51 735*	*13,8*	48 928	5,3	*48 924*	*13,9*
	93 958	**9,6**	***51 735***	***13,8***	**92 156**	**10,0**	***48 924***	***13,9***
Households								
Housing loans (first-mortgage loans)	85 737	8,8	*10 819*	*2,9*	76 769	8,3	*9 331*	*2,7*
Other loans	135 004	13,9	*92 687*	*24,8*	130 879	14,1	*90 114*	*25,7*
	220 741	**22,7**	***103 506***	***27,7***	**207 648**	**22,4**	***99 445***	***28,4***
Not distributed by sector and industry	**64**	-	-	-	**15 141**	**1,6**	-	-
Total credit portfolio	**973 806**	**100**	***374 437***	***100***	**926 446**	**100**	***350 978***	***100***
Repos								
Credit institutions	58 878				36 193		-	
General public	68 732				53 159		-	
	127 610				**89 352**		-	

The total credit exposure includes in addition to the lending to the public also exposure on credit institutions and both on and off balance sheet items.

Exposure, geographically distributed, SEK M

Emerging Markets, SEK M	Total	*of which SEB AG*
Asia[1]	**3 888**	**541**
Hong Kong	616	314
China	757	64
Other Specified Countries[2]	1 862	66
Latin America[3]	**3 592**	**449**
Brazil	1 906	17
Eastern- and Central Europe[4, 6]	**1 806**	**968**
Russia	860	331
Africa and Middle East[5]	**2 436**	**233**
Turkey	653	16
Total, Gross	**11 722**	**2 191**
Provision	2 123	1 025
Total, Net	**9 599**	**1 166**

1. Includes Hong Kong, China, India, Pakistan, Taiwan and Macao and not 2.
2. Includes Philippines, Malaysia, Thailand, Korea and Indonesia
3. Includes Brazil, Argentina, Mexico and Peru

Includes Russia, Estonia, Latvia, Lithuania, Poland, Czech Republic Slovakia, Romania, Hungary, Slovenia, Croatia, Kazakhstan and Ukraine

Includes Turkey, Iran, Saudi Arabia, Egypt, Israel, South Africa, Ethiopia and Algeria

6. Exposure trough the Baltic subsidiaries of the bank is not included

Appendix 4

Capital base for the SEB Financial Group of Undertakings

SEK M	September 2001
Shareholders' equity in the balance sheet	42 806
./. Result for the third quarter and change in the translation difference	-1 376 1)
./. Estimated dividend for january - june 2001	-1 409 1)
./. Deductions from the financial group of undertakings	-1 156 2)
= Shareholders' equity in the capital adequacy	**38 865**
Core capital contribution	1 949
Minority interest	1 271
/. Goodwill	-4 595 3)
= Core capital (tier 1)	**37 491**
ated subordinated debt	11 970
'. Deductions for remaining maturity	-3 397
Perpetual subordinated debt	17 455
= Supplementary capital (tier 2)	**26 028**
./. Deductions for investements in insurance companies	-9 272 4)
./. Deductions for other investements outside the financial group of undertakings	-564
= Capital base	**53 682**

To note:
Only the result for the period January – June is included in the capital base since the accounts for the third quarter has not been verified by external auditors. This is also reflected in the deduction of estimated dividend (1).

The deduction (2) from shareholders equity in the consolidated balance sheet consists mainly of non-restricted equity in subsidiaries (insurance companies) that are not consolidated in the financial group of undertakings.

The minority interest and goodwill that is included in the capital base differ from the amounts stated in the balance heet due to the inclusion of companies in the capital adequacy calculation that are not consolidated in the Group's lance sheet.

Goodwill in (3) includes only goodwill from acquisitions of companies in the financial group of undertakings, i.e. not insurance companies. Goodwill from acquisitions of insurance companies is deducted from the capital base (4).



File No. 82-3637.

Stockholm, 25 October 2001

PRESS RELEASE

Changes within SEB Group Executive Committee

Fleming Carlborg has been appointed head of the new division Nordic Retail and Private Banking. The new division is a merger between Personal Banking Sweden and Personal Banking International. *Mariana Burenstam Linder* has been appointed deputy head of Nordic Retail and Private Banking, as well as head of the business area Private Banking.

Annika Bolin has been appointed head of the division Corporate and Institutions. *Monica Caneman,* the current head of Corporate and Institutions has decided to leave SEB.

Liselotte Hjort, Group Credit Officer, has been appointed member of the Group Executive Committe.

Lars Gustafsson has been appointed head of Group Staffs with responsibility for IT, Group Staff Human Resources, Communications, Marketing, Law, Administration, Economic Research and Strategic Planning. *Ann-Charlotte Dahlström,* Group Head of Human Resources, has decided to leave SEB at year-end.

Harry Klagsbrun has, as earlier announced, been appointed head of the new division SEB Invest.

The Group Executive Committee will after these changes consist of the following persons: Lars H Thunell, President and Group Chief Executive, and the following all with the title Executive Vice President; Annika Bolin, Head of Corporate and Institutions, Fleming Carlborg, Head of Nordic Retail and Private Banking, Lars Gustafsson, head of Group Staff, Liselotte Hjorth, Group Credit Officer, Harry Klagsbrun, Head of SEB Invest, Lars Lundquist, Head of SEB Germany, Anders Mossberg, Head of SEB Trygg Liv and Anders Rydin, CFO. The position as Deputy Group President is rotating on a yearly basis and will this year be held by Lars Gustafsson.

For further information, please contact:
Gunilla Wikman, Head of Communications, telephone, +46 8 763 81 25, +46 70 763 81 25
Boo Ehlin, Press Manager, telephone +46 8 763 85 77, +46 70 763 85 77

File No. 82-3637.



Stockholm, 6 December 2001

PRESS RELEASE

SEB developing Trading Station together with Trema Group

1 600 corporate customer wil now have their trading positions updated automatically

Trema, the strategic financial solutions provider, and SEB today announced that SEB Merchant Banking is using Trema's Transaction HUB Service to enhance Trading Station™, its global foreign exchange Internet trading platform.

With this new solution, when a deal is executed through Trading Station™, SEB Merchant Banking clients will have their trading positions updated automatically on a real-time basis in Finance KIT, Trema's treasury and risk management system, via the Trema Transaction HUB Service. The solution is already in live use at SEB Merchant Banking clients, including the treasuries of Ericsson and ABB in Singapore. This new solutions minimises operational risk through the reduction of multiple systems and eliminates the need to update positions on a manual basis.

Lars Friberg, head of global Foreign Exchange at SEB Merchant Banking, says: "SEB has seen strong growth in electronic trading and the SEB Merchant Banking e-platform, Trading Station, currently accounts for more than 36 per cent of trades. Trema's Transaction HUB Service brings a lot of value to our joint customers and we are very excited working with Trema on this strategic STP initiative."

Thomas Bergqvist, Managing Director of Trema Service Provider, says:"Given that SEB was clearly the pioneer in Internet based FX trading, we are especially proud to connect SEB's Trading Station™ to Trema's Transaction HUB Service. With the release of the latest version of the Trading Station™, SEB are taking web based dealing to a new level offering a truly multi-product platform that will add significant value to Trema's Finance KIT clients."

For more information, please contact:
David Steiner, SEB Merchant Banking, david.steiner@seb.se, Tel: +46 8 506 230 82
Robert Bernstone, Trema Group, robert.bernstone@trema.com, Tel:+46 8 406 11 00

SEB is a European financial group for companies and private individuals. SEB has a total of 670 branch offices in Sweden, Germany and the Baltic countries and a total of 4 million customers, including 1 million internet clients. SEB Group has SEK 1,200 billion in total assets and SEK 816 billion in assets under management. The Group is represented in some 20 countries around the world and has 20,800 employees.

Trema Group is the premier provider of strategic technology solutions and management consulting services to the financial industry. Trema's clients are key players in the financial markets, including banks, corporate treasuries, investment management firms and central banks. Trema was founded in 1992 and has 300 employees and offices in Abu Dhabi, Boston, Frankfurt, Helsinki, Johannesburg, London, Prague, Singapore, Sophia Antipolis and Stockholm.



Stockholm, 25 January 2002

PRESS RELEASE

SEB Invest co-ordinates European asset management

SEB Invest has decided to co-ordinate the European asset management in Stockholm and London. Thereby the London Office will be closed.

"Through the merging of the London and Stockholm offices the European asset management will be more closely linked with the rest of the management- and research organisation in Stockholm. This results in a better interaction and utilisation of the combined expertise, at the same time as costs will decrease" says Harry Klagsbrun, head of SEB Invest.

The co-ordination of the European asset management is in line with the capital markets' gradual transformation from a regional alignment to a focus on global sectors.

Concurrently, the constantly increasing flow of information must be secured. Accordingly, SEB Invest places continued emphasis on being represented in the three time zones that are important for the operations: **Europe**, with offices in Stockholm, Helsinki, Copenhagen and Frankfurt; **North America**, with the existing research office in New York, and **Asia**, through the co-operation agreement with Schroeders.

For further information, please contact:
Harry Klagsbrun, Head of SEB Invest, tel. +46 8 788 62 80
Anna Selberg, Press Officer SEB Invest, tel. +46 8 785 11 46 or +46 70 763 81 54

SEB is a European financial group for companies and private individuals. SEB has a total of 630 branch offices in Sweden, Germany and the Baltic countries and a total of 4 million customers, including 1 million internet clients. SEB Group has SEK 1,199 billion in total assets and SEK 816 billion in assets under management. The Group has 20,950 employees. Read more about SEB at www.seb.net



Stockholm, 30 January, 2002

PRESSRELEASE

SEB has sold 7.9 percent in Custos

On 29 January 2002, SEB sold its entire holding of 1,066,383 shares in AB Custos, representing 7.9 percent of the issued share capital and voting rights of the company.

The holding of the shares was a hedge to a swap agreement with a client, in which SEB paid the return on the shares during the swap agreement. The sale is a consequence of the termination of this agreement.

For more information, please contact;
Gunilla Wikman, Head of Group Communications, phone +46 8 763 8125
Per Anders Fasth, Head of Group Investor Relations, phone +46 8 763 9566



Stockholm, 21 February 2002

Report 2001

Fourth quarter better than the second and third

- **Stronger income in the fourth quarter**
- **Cost efficiency measures started yielding results**
- **Activities to reach our Cost efficiency targets now fully committed**

- Operating result* decreased by 10 per cent on comparable basis to SEK 7,153 M.
- Total costs decreased 7 per cent on comparable basis to SEK 22, 679 M.
- Net interest income rose 5 per cent on comparable basis to SEK 13,053 M.
- Net commission income decreased by 20 per cent on comparable basis to SEK 11,576 M.
- Credit losses amounted to SEK 547 M (815).
- Return on equity was 11.9 per cent (16.9).
- Earnings per share amounted to SEK 7.17 (9.43).
- A dividend of SEK 4:00 (4:00) is proposed.

- Operating result in the fourth quarter, excl. restructuring costs, was SEK 1,860 M (1,694 in the third quarter 2001 and 1,729 in the fourth quarter of 2000).

PRESIDENT´s COMMENT

2001 was a turbulent year. The stock markets were weak and the economies in most countries experienced a sharp downturn reinforced by the terror attacks of September 11.

SEB has a strong position in equity related products. The sharp downturn in equity markets thus affected SEB more than many of its competitors.

In February last year we announced a proposed merger with FöreningsSparbanken with the idea of creating a Nordic bank that could actively participate in the restructuring of the European financial industry. However, EU Merger Task Force put such demands on us that we in September mutually decided to withdraw our application.

We therefore decided to realise our own potential by launching a restart programme implying
- a renewal of our management team
- a cost efficiency program to reduce costs by SEK 2.5 billion, net, over the next 18 months
- a culture change programme called "3 C", which stands for Customer satisfaction, Cross-servicing and Cost efficiency.

The "3 C" programme is a change process being initiated in the entire group to ensure long term profitability. *Customer satisfaction* is key to long-term success. In many parts of the Group customer satisfaction is high compared to our peers, for example in SEB Germany and in Merchant Banking.

*Operating result includes pension settlements/provisions. **Excluding** pension provisions of SEK 1,002 M (943), the **statutory operating result** amounted to SEK 6,151 M (8,800).

However, external studies have shown that customer satisfaction has decreased amongst our retail customers in Sweden. This is an area that we now address, partly by focusing on our local branches, reinforcing their customer responsibility.

Cross-servicing offers an important potential to enhance our revenues, by increasing our market share with existing customers. Further strengthening the co-operation between the units within the Group will achieve this target and improve service to our customers at the same time.

The *Cost-efficiency* projects that are now under way in most parts of the bank reflect the need for adapting to weaker markets but also for creating a long term cost efficiency culture in the Group. The total cost reduction programme, which focuses on support and administrative functions, amounts to SEK 3 billion, gross, and will give an annual net effect of SEK 2.5 billion as from the first quarter of 2003 - all other things equal.

We have already made decisions that will achieve annual cost savings of SEK 1 billion. Furthermore, we have identified, in specified projects, another SEK 2 billion in annual cost savings. Our business units are firmly committed to these projects which are well reflected in their own plans.

The fourth quarter result was better than that of previous quarters in 2001, partly due to stronger stock markets. The improvement was due to lower operating costs and a stronger equity market. However, we have chosen to take an up-front restructuring charge for the initial costs of the change programme. Most of the charge has been taken in 2001 but some will also be affecting 2002.

A large contribution was made from *Corporate & Institutions* where *Merchant Banking* reported strong income due to good performance in customer-driven business. *Enskilda Securities'* result was weaker, as for most investment banks, and cost reduction measures have been taken.

SEB Germany´s income decreased due to the weak German economy. However, this was to a large extent offset by further cost savings in the restructuring programme.

The *Baltic banks* continue to grow, showing strong results.

Nordic Retail & Private Banking was affected by the declining stock markets but managed to keep costs under control. In the international part of private banking some major steps were taken to reduce costs and adapt to the market environment.

The number of e-banking customers totalled 1,128,000 at year-end (800,000). The increases continued both in Sweden, Germany and in the Baltic countries.

Our *credit volumes* remained at stable levels overall. We saw expansion in the Nordic corporate segment, the Baltic and in mortgage lending to Swedish households. Credit losses were at a low level and doubtful claims, gross, declined somewhat. However, a number of companies have been downgraded by the rating institutes and it is not unreasonable to expect an increase in the general credit loss level in the banking industry.

All in all, in terms of result, we can conclude that 2001 was a tough year. However under the circumstances I feel comfortable given the measures now under way.

Since stock markets and the general economy still do not show any clear signs of a forthcoming recovery, our cost efficiency programmes are of utmost importance for our future. These programmes have top priority within all parts of the group!

THE GROUP

Profit and loss account, SEK M	2001	2000	Change, per cent	Change on comparable basis, per cent
Net interest income	13,053	11,616	12	5
Net commission income	11,576	13,846	-16	-20
Net result of financial transactions	2,964	3,552	-17	-16
Other operating income	2,627	3,644	-28	4
Total income	**30,220**	**32,658**	**-7**	**-8**
Staff costs	-12,353	-12,761	-3	-8
Pension compensation	1,002	943	6	6
Other operating costs	-8,763	-8,751	0	-4
Merger and restructuring costs	-716	0		
Depreciation	-1,849	-1,763	+5	+1
Total costs	**-22,679**	**-22,332**	**2**	**-7**
Net credit losses and write-downs	-616	-890	-31	-51
Net result from associated companies	-29	95	-131	
Non-life insurance	257	212	21	
Operating result	**7,153**	**9,743**	**-27**	**-10**

Fourth quarter results

Total income in the fourth quarter was SEK 7,701 M, 8 per cent higher than in the third quarter of 2001 but lower than in the last quarter of 2000.

Costs in the fourth quarter, excluding restructuring costs, amounted to SEK 5,559 M compared with SEK 5,331 M in the third quarter, SEK 5,611 M in the second quarter and SEK 6,519 M in the fourth quarter of 2000. The last two quarters show a positive trend in terms of cost-savings.

Total merger and restructuring costs in the fourth quarter amounted to 413 M.

Credit losses, net, were SEK 181 M compared with SEK 112 M in the last quarter of 2000.

The result for the fourth quarter before restructuring costs was SEK 1,860 M, which was better than for the second and third quarters 2001 and even better than for the fourth quarter of 2000. After restructuring costs the operating result totalled SEK 1,447 M.

Full year results

Comparisons with the preceding year have been affected by one-off items and the consolidation of Vilniaus Bankas in the fourth quarter of 2000. Furthermore, comparisons have been affected by the currency translation difference due to the weak Swedish krona as well as merger and restructuring costs.

Income

Total income for the full year 2001 decreased by 7 per cent to SEK 30,220 M (32,658). Adjusted for items affecting comparability, total income dropped by 8 per cent.

Net interest income showed a steady increase quarter by quarter and rose by 12 per cent to SEK 13,053 M (11,616) for the full year. The cost for the governmental deposit guarantee declined by SEK 207 M.

Adjusted for item affecting comparability, net interest income increased by 5 per cent, mainly due to increased volumes and higher margins.

Net commission income decreased by 16 per cent to SEK 11,576 M (13,846), despite a recovery during the fourth quarter. Commission income from credit and charge cards rose by 17 per cent, while equity related commission income fell by 23 per cent compared with 2000. Adjusted for items affecting comparability, net commission income for the full year 2001 declined by 20 per cent. Net commission income is strongly related to stock market trends both in terms of value and business activity. (See further Note on page 20.)

Net result of financial transactions was down 17 per cent to SEK 2,964 M (3,552). Adjusted for items affecting comparability, net result of financial transactions decreased by 16 per cent.
(See further Note on page 20.)

Other income amounted to SEK 2,627 M (3,644), of which capital gains and one-off items accounted for SEK 1,024 M (1,277). Of the capital gains, SEK 512 M referred to the sale of OM shares and SEK 248 M to the sales of shares in Deutsche Börse – both regarded as one-off items in the first quarter of 2001. Remaining capital gains are regarded as part of normal business activity. Adjusted for one-off items, exchange rate fluctuations and other items affecting comparability Other income was up 4 per cent.

Costs

Costs including restructuring costs of SEK 716 M, amounted to SEK 22,679 M (22,332). Adjusted for restructuring costs and other items affecting comparability, including exchange rate changes, total costs decreased by 7 per cent.

Staff costs, gross, dropped by 3 per cent to SEK 12,353 M (12,761). Staff costs, net, decreased by 4 per cent to SEK 11,351 M (11,818). Compensation for the pension costs, which is included in the staff costs, gross, increased to SEK 1,002 M (943), including the pension insurance scheme that has replaced the earlier profit-sharing system.

Adjusted for items affecting comparability, staff costs declined by 8 per cent. This was achieved through efficiency improvement measures, primarily within Nordic Retail & Private Banking and SEB Germany, which have also offset the general pay cost increase. In addition, decreased income has led to lower performance-related compensation (SEK 646 M less compared with 2000).

As of 31 December 2001 the number of employees decreased by 584 to 20,696.

At year-end 2001, total assets in the pension funds amounted to SEK 18.5 billion (23.2), while commitments were SEK 9.1 billion (8.0). Accordingly the surplus value at year-end 2001 amounted to SEK 9.4 billion (15.2).

In line with the promise in the annual report for 2000 total IT costs were kept level with 2000: SEK 4.7 billion (4.8). IT costs are here defined as a calculated cost for all IT-related activities including costs for own personnel etc. Of these calculated costs SEK 2,221 M (2,338) represented external costs.

Depreciation amounted to SEK 1,849 M (1,763), of which goodwill accounted for SEK 733 M (671).

Merger and restructuring costs

Total merger and restructuring costs amounted to SEK 716 M. Of the total, SEK 225 M was attributable to costs for integration planning work in connection with the planned and discontinued merger with FöreningsSparbanken (Swedbank). SEK 491 M was restructuring costs and thereof SEK 358 M is a reserve for actions taking place during 2002.

Further actions have been and will be decided upon in order to create an extensive cost cutting programme. The restructuring charge for this programme is estimated to amount to an additional SEK 200 M, which will be accounted for in 2002.

The acquisition of BfG in January 2000 resulted in a difference between equity and purchase price. The allocation and utilisation of the negative goodwill is described in *Appendix 1.*
Of the *restructuring reserve* for the acquisition of Trygg Hansa in 1997, SEK 29 M was left at year-end after having used SEK 227 M during 2001.

Credit losses and doubtful claims
The Group's credit losses, including changes in the value of assets taken over, amounted to SEK 547 M, net (815), of which SEK 480 M, net (781), in SEB Germany. The improvement was mainly due to lower credit losses and to some extent higher recoveries during 2001.The level of credit losses was 0.09 per cent (0.12).

The Estonian subsidiary bank Eesti Ühispank made write-downs of SEK 69 M in its investment portfolio.

Doubtful claims, gross, amounted to SEK 15,822 M, (16,437). SEK 8, 161 M (9,368) of the doubtful claims are non-performing loans and SEK 7,661 M (7,069) are performing loans (loans where interest and amortisation are current). Doubtful claims net after deducting general reserves amounted to SEK 7,769 M (7,280). The provision ratio for doubtful claims including general reserves was 50.9 per cent (55.7). The provision ratio for non-performing loans was 54.7 per cent and for performing loans 33.7 per cent (see further page 37). The level of doubtful claims, net, was 1.37 (1.35).

The volume of pledges taken over amounted to SEK 265 M (213).

Non-life insurance and run-off
Operating result for non-life insurance, mainly run-off, amounted to SEK 257 M (212). The increase was mainly due to capital gains of SEK 126 M from bond portfolio sales in the first quarter. SEB´s non-life insurance operations were not affected by the terror attacks in September.

One-off items
Total one-off income items in 2001 amounted to SEK 886 M. Non-recurring costs for merger and restructuring amounted to SEK 716 M, of which SEK 413 M refers to the fourth quarter.
The net effect of one-off items was thus a gain of SEK 170 M. In 2000, the result was positively affected by a total of SEK 2,306 M of a non-recurring nature.

Operating result
Operating result decreased by 27 per cent to SEK 7,153 M (9,743). Adjusted for items affecting comparability, mainly the above one-off items, the operating result fell by 10 per cent.

Changes in surplus value of the life insurance operations are not included in the operational and statutory accounts. Life insurance operations should be evaluated based on the value created by the ongoing operations and its future long-term implications. Thus, a detailed report on SEB Trygg Liv´s operations, including changes in surplus values, is stated in Appendix 2.)

Taxes
The Group´s operating result before tax was SEK 7,153 M (9,743). The tax on the profit for 2001 was SEK 1,990 M (2,710). Of this, SEK 1,161 M (1,730) represented taxes paid and SEK 829 M (980) deferred tax. The weighted tax rate is 27,8 per cent (27.8), taxes paid represents a tax rate of 16,2 per cent (17,8 per cent).
Furthermore, the result is charged with taxes of SEK 68 M (146) for previous years.

Assets under management

At year-end 2001, the SEB Group´s assets under management totalled SEK 871 billion (910). The rise in stock market values during the fourth quarter explains the increase of 7 per cent from the third quarter. Of this, SEK 567 billion (591) are managed by SEB Asset Management, SEK 113 billion (110) by SEB Germany and the rest by Private Banking.

Credit portfolio

As per 31 December 2001, SEB´s loan and leasing volume, excluding repos, amounted to SEK 718 billion (690).

The total credit portfolio also includes contingent liabilities, such as letters of credits, guarantees and credit commitments, as well as credit exposures related to derivatives contracts. The total credit portfolio increased by approximately SEK 29 billion during 2001 and amounted to SEK 955 billion (926) at year-end. A significant factor for the increased credit exposure has been the deterioration of the Swedish krona during the year. From a sector perspective the portfolio has been stable. Within the household sector Swedish mortgage lending accounts for the majority of the increase. Corporate credit volumes have also increased somewhat, particularly within Merchant Banking.

SEB AG´s credit exposure, measured in euro, declined by approximately EUR 1.5 billion, while it increased by approximately SEK 4 billion measured in SEK. The three Baltic subsidiary banks have increased their credit exposure to SEK 30 billion (24) during the year, of which the major part was related to the corporate sector.

Exposure on the telecommunication industry (operators and manufacturing companies) increased somewhat during the year, totalling approximately SEK 15 billion, 1.5 per cent of the Group´s total portfolio. Exposure on the IT sector declined somewhat during the year, totalling approximately SEK 4 billion.

The net exposure on emerging markets at the year-end amounted to SEK 9. 7 billion (11.5) after deduction of provisions for possible lending losses. (See further in *Appendix 3.)*

Risk and capital management

In order to ensure the best possible use of the capital of the Group and to evaluate profitability in the various business areas with more precision SEB uses a control model that is based upon economic capital, Capital at Risk (CAR). CAR represents an assessment of the risk for unexpected losses that the operations of the Group imply at each given point in time. It is based upon statistical probability calculations of the Bank's various types of risk; i.e. credit, market, insurance, operational and business risks. CAR is well in line with the forthcoming changes of the capital adequacy rules. When allocating capital to the divisions, CAR, like the capital requirement for risk-weighted assets, are important parameters. When calculating the return on capital of the divisions their respective results, after an assumed tax rate of 28 per cent, are put in relation to the allocated capital.

The risk level for each type of risk, without considering diversification effects, as well as the Group´s total CAR, are summarised in the following table (SEK billion):

	31 Dec. 2001	31 Dec. 2000
Market risk	5	3
Credit risk	34	32
Insurance risk	6	5
Operational and business risk	8	9
Diversification	-14	-13
Total CAR	**39**	**36**

The Group's risk taking in trading operations (so-called value at risk, VaR) averaged SEK 133 M during 2001. This means that the Group, with 99 per cent certainty, could not expect to lose more than a maximum of SEK 133 M during a ten-day period. During the year this risk varied between SEK 80 M and SEK 165 M. Following table shows the risk by risk type (SEK M).

	Min	Max	Average	31 Dec 2001	31 Dec 2000
Interest risk	66	168	126	146	98
Currency risk	12	58	26	14	19
Equity risk	4	24	15	12	30
Diversification			-34	-29	-61
Total	**80**	**165**	**133**	**143**	**86**

An increase of market interest rates by one percentage point as per 31 December 2001, would result in a reduction in the market value of the Group's all interest-bearing assets and liabilities, including derivatives, by SEK 2,200 M (1,600).

Capital base and capital adequacy

On the 31 December 2001, the capital base for the financial group of undertakings (excluding the insurance companies) amounted to SEK 54.4 billion (53.3). Core capital was SEK 38.7 billion (36.5), of which SEK 1.9 billion constituted so-called core capital contribution. (For calculation of the capital base see *Appendix 4)*. The risk-weighted assets amounted to SEK 501 billion (496).

The rise in risk-weighted assets due to increased lending and a weaker Swedish krona have been counteracted with continued capital rationalisation, particularly within SEB Germany. In addition, the Financial Supervisory Authority's approval of SEB's internal Value-at-Risk model last December has contributed to reducing risk-weighted assets by a little more than SEK 5 billion.

The core capital ratio was 7.71 per cent (7.37) and the total capital ratio was 10.84 per cent (10.76). The Group's long-term goals to maintain a core capital ratio of at least 7 per cent and a total capital ratio of not less than 10.5 per cent have thus been met.

During the year SEB has taken an active part in the work evaluating and responding to the proposed new capital adequacy rules of the Basle Committee and the EU commission. The Bank participated in the two Quantitative Impact Studies that the Basle Committee carried out for the purpose of evaluating the effects of the new rules. This work has provided good insight into the changes that can be expected. The Group will continue to monitor the development of the new rules on a regular basis and will as part of this consider the Group´s capital situation in order to be prepared when the new rules become effective.

Rating

SEB's credit ratings are unchanged. The long-term rating with Moody´s is A2, with Standard & Poor´s A- and with Fitch A+. SEB´s mortgage subsidiary's (SEB BoLån) debt issues were given a long-term rating of A+ by Fitch in December 2001.

Employee stock options programme

The Board of Directors approved an incentive programme based on a maximum of 7,000,000 employee stock options, under similar terms and conditions as the preceding year's programme, for approximately 1,000 senior officers and key individuals. At allotment, the Management Committee will receive 1,500,000 options, approximately 400 other senior officers will receive 3,700,000 options and about 600 key personnel and experts 1,800,000 employee stock options. Each option carries entitlement to the acquisition of one Series A share at a price corresponding to 110 per cent of the average of the price at the close of the Stock Exchange during the period February 21 - March 6, 2002. The employee stock options may be exercised between three and seven years following allotment.

Including this year's approved options programme, the number of outstanding employee stock options (1999-2002) totals approximately 19 million, corresponding to 2.6 per cent of the number of shares outstanding.

Existing employee stock options programmes are hedged through swap agreements for both the options price increase and the accompanying social cost component. It is proposed that the employee stock options programme for 2002 is initially hedged in the same manner. The cost of the hedging arrangement for both the employee stock options and the social costs are calculated as the difference between the dividend level of the SEB share and the current financing cost for the number of underlying shares. If the price of the SEB share increases by SEK 10, the social costs will amount to approximately SEK 15 M. The hedging arrangement means that shareholders' equity will be fully compensated and remain intact.

Repurchase of own shares

The Board of SEB has decided to propose that the Annual General Meeting authorise the Board to decide on the repurchase of the Company's shares via the Stock Exchange during the period prior to the Annual General Meeting of shareholders in 2003 in order to protect the bank against the cost of the 2002 employee stock options programme. The repurchased shares will replace the swap contract for the price increase in the employee stock options approved by the Board. This authorisation comprises the acquisition of a maximum of seven million Series A shares, corresponding to approximately 1 per cent of the total number of shares in the Bank. It is proposed that the Annual General Meeting's decision also include the possibility to transfer the repurchased shares to the employee stock options holders under the 2002 programme, in accordance with the terms and conditions of the programme and a mandate for the Board to transfer the repurchased shares that are not used for delivery to the options holders via the Stock Exchange prior to the 2003 Annual General Meeting. The acquisition and transfer of shares via the Stock Exchange can only be effected at a price within the registered price interval at any given time on the Stockholm Exchange, which means the interval between the highest bid price and the lowest ask price.

In addition, the Board decided, as in prior years and in accordance with Ch. 4 §5 of the Securities Business Act (1991:981), to propose to the Annual General Meeting that, during the time prior to the next Annual General Meeting, it be permitted to acquire within its own securities business the Group's own Series A and Series C shares in a number that at any time means that the holding of such shares does not exceed 5 per cent of the total number of shares in the Bank. The price of the acquired shares must correspond to the applicable market price at the time.

The proposals for the repurchase of the Group's own shares falls within the maximum 10 per cent of outstanding share volume permitted by applicable legislation.

Dividend

The size of the dividend in SEB is determined by the financial position and growth possibilities of the Group. SEB strives to achieve long-term growth based upon a capital base for the financial group of undertakings that must not be inferior to a core capital ratio of 7 per cent. The dividend per share shall, over a business cycle, correspond to around 40 per cent of earnings per share, calculated on the basis of operating result after tax.

Earnings per share was SEK 7.17 (9.43). The Board of Directors proposes a dividend of SEK 4.00 (SEK 4.00) per Series A and Series C shares. This proposal corresponds to 56 per cent (40.9) of earnings per share. The total dividend amounts to SEK 2,818 M (2,818). The SEB share will be traded ex dividend as from 11 April 2002.

Stockholm, 21 February, 2002

Lars H. Thunell
President and Group Chief Executive

Financial information during 2002

7 May	Interim report January-March
22 August	Interim report January-June
7 November	Interim report January-September

The Annual General Meeting will be held on Wednesday 10 April, 2002 at 12.30 p.m. (Swedish time) at Cirkus, Djurgårdsslätten, Stockholm.

Reports are also found on Internet (www.seb.net).

Additional information is available from:
Gunilla Wikman, Head of Group Communications, +46 8 763 81 25
Per Anders Fasth, Head of Group Investor Relations, +46 8 763 95 66
Annika Halldin, Responsible for financial information, +46 8 763 85 60
Laurence Westerlund, Investor Relations, +46 8 763 86 27

THE DIVISIONS AND BUSINESS AREAS

SEB's operations are as from December 2001 organised into six divisions: Nordic Retail & Private Banking, Corporate & Institutions, SEB Germany, SEB Asset Management, SEB Trygg Liv and The Baltic & Poland.

Summary of operating result per division and business area

SEK M	2001	2000	Change per cent
Nordic Retail & Private Banking	2 226	2 920	-24
Retail Banking	1 266	1 338	-5
Private Banking	497	1 112	-55
SEB Kort	463	470	-1
Corporate & Institutions	4 675	5 382	-13
Merchant Banking (incl. Mid Corporate and Securities Services)	4 306	4 288	0
Enskilda Securities	369	1 094	-66
SEB Germany	895	787	14
SEB Asset Management	593	809	-27
SEB Trygg Liv	-79	86	-192
The Baltic & Poland	547	370	48
Total all divisions	**8 857**	**10 354**	**-14**
Joint Group incl. capital gain and elimination.	-1 704	-611	179
Operating result	**7 153**	**9 743**	**-27**

Nordic Retail & Private Banking

The division was formed in December 2001 through combining the Personal Banking Sweden and Personal Banking International divisions and including parts of the Mid Corporate business area.

The aim is to further increase customer orientation and strengthen SEB's local presence in Sweden. Moreover, the intention is to secure and develop the leading position in the private banking sector as well as improve co-operation between units in Sweden, units in the Nordic region and between the various sales and service channels.

In specific terms, this resulted in a reinstatement of collective customer and profit responsibility at the slightly more than 200 branch offices. Concurrently, the telephone and Internet units were combined into a new business area.

The division has about 1.5 million private customers and 120,000 small and mid-size corporate customers, of which about 25,000 previously were included in the Mid Corporate business area.

Operations are divided into three main business areas: Retail Banking, including branch office operations, telephone and Internet banking in Sweden and Denmark; Private Banking, with

Enskilda Banken in Sweden and private banking activities in Luxembourg, Norway, the UK and Switzerland; and SEB Kort, with operations in four Nordic countries.

For full-year 2001, Nordic Retail & Private Banking reported a result of SEK 2,226 M, a decline of 24 per cent compared with a year earlier.

Return on allocated capital, SEK 7,000 M, was 22.9 per cent. Risk-weighted assets amounted to SEK 100 billion.

The decline in earnings is attributable mainly to a 22 per cent decrease in commission income, related to the decline in the stock market. However, net interest income developed positively, due mainly to improved margins.

In the lending sector, the pressure on margins continued. However, this trend was partly offset by increased volumes. In the housing loans sector, SEB continued to grow, in volume as well as market shares.

Several extensive restructuring measures were implemented during 2001 in the former Personal Banking International operations:

The e-banking venture in Norway was discontinued. In this market, the division will focus on asset management and mutual funds activities.

SEB closed its e-banking operations in the UK during the third quarter.

Retail Banking
The retail banking operations include the branch office activities and the combined telephone and Internet units. The area posted a result in 2001 of SEK 1,266 M (1,338).

The savings market is decisive, not only for the private banking operations, but also in the retail area. SEB strengthened its position in the Swedish savings market during 2001. In terms of total savings, SEB has the largest share, 16.8 per cent (September 2001). SEB also posted an increase in bank deposits, with a share of 13.8 per cent in September.

The steady increase in new Internet customers continued in Sweden, actually exceeding the Bank's own goal. At year-end, the division had about 660,000 e-banking customers in Sweden. Nearly every second customer who personally cites SEB as his or her main bank is now also an Internet customer.

In Denmark, SEB has about 25,000 customers.

Private Banking
Private Banking serves private individuals with investable assets as well as foundations. The result, SEK 497 M (1 112), was heavily affected by the stock exchange decline during 2001 – although the trend began to turn during the autumn. In SEB Enskilda Banken, the response to the weakening market was increased activity toward customers, which partly offset the general trend. Assets managed within Private Banking declined 6 per cent during the year to SEK 252 billion, while at the same time the stock exchange index fell 16 per cent.

Expertise is a decisive factor, particularly in private banking. An illustration of SEB's efforts is that nearly 800 new Swedish securities advisor licences were granted at year-end solely within Enskilda Banken. SEB was granted a total of about 1 500 licenses during 2001 – the decidedly largest portion on the Swedish market.
An e-banking service was launched in Luxembourg and was well received by existing private banking customers.

SEB Kort
The operating result declined 1 per cent to SEK 463 M. Income rose by 5 per cent, mainly due to increased card and redemption volumes. Costs rose by 4 per cent, largely as a result of increased volumes. However, in 2001 certain items have been accounted for on a gross basis, which have affected both income and costs (income up 9 per cent, costs up 12 per cent). Credit losses rose by 57 per cent to SEK 108 M, mainly attributable to confirmed losses and frauds. The credit loss level is however low in an international perspective.

Diners Club Denmark was again this year awarded first prize in the Teleperformance Grand Prix for best call centre. Diners Club Norway was awarded third prize.

Cost-savings programme
During 2001, Nordic Retail & Private Banking reduced costs by 3 per cent, from SEK 6, 216 M to SEK 6, 000 M. The efficiency enhancement work continues. The division's portion of the Group's cost-reduction programme through 2003 is about SEK 1, 000 M.

During the same period, the personnel reduction was about 300 positions. During 2001, Nordic Retail & Private Banking reduced its personnel by 5 per cent to 4 898 (5 144). The division restructuring costs in 2001 amounted to SEK 184 M.

Corporate & Institutions
The Corporate & Institutions division is focused on large and medium sized companies as well as financial institutions, and consists of Merchant Banking (since December 2001 also comprising the business areas Securities Services and Mid Corporate) and Enskilda Securities.

The operating result for 2001 amounted to SEK 4,675 M (5, 382). The "old" Merchant Banking showed a result in line with the record result in 2000, while the results for Enskilda Securities and Securities Services were negatively affected by the market conditions during 2001.

Return on allocated capital, SEK 15,500 M, was 21.7 per cent. Risk-weighted assets amounted to SEK 208 billion.

Capital efficiency remains in focus of the division and the cost efficiency process has been intensified. Some projects to increase efficiency is in progress and further activities will be initiated during 2002. Enskilda Securities has for example launched a programme aiming at reducing costs by 15 per cent. Other examples are the continuing development of internet solutions with the objective to rationalise processes both for customers and the Bank, as well as a number of ongoing projects for outsourcing of relevant processes within Merchant Banking. The gross cost reduction from these measures is estimated to SEK 325 M in annual effect as from the first quarter of 2003.

Merchant Banking – Continued strong performance with high profitability
The result for Merchant Banking, including Securities Services and Mid Corporate amounted to SEK 4,306 M (SEK 4,288 M).

Since the end of 2001 Merchant Banking consists of the business areas Merchant Banking, Securities Services and Mid Corporate. In connection with the reorganisation the responsibility for a large number of customers moved from Mid Corporate to the Nordic Retail and Private Banking division. This implies that Mid Corporate is now responsible for the relationship with 3 450 customer and as previously SEB Finans.
Merchant Banking, excluding the added entities, showed a continued strong performance in the fourth quarter but not as good as the fourth quarter in 2000 which showed an exceptional result due to very strong performance in Trading and Treasury and income from a number of very large structured Finance transactions. The result for 2001 is in line with the record result for 2000, SEK 3, 052 M

(3, 036). The growth in customer related income continued and was up 9 per cent compared with 2000, while income from treasury related activities decreased by 20 per cent. The increase in customer related income was partly attributable to a continued good performance from trading activities and expansion within growth areas such as Structured Finance.

For a number of years Merchant Banking has actively focused on cost efficiency to enable investments in selected growth areas. Despite large investments in these areas the underlying cost level, i.e. costs excluding performance related remuneration and exchange rate effects, decreased by 4 per cent compared with last year. This means that the underlying costs decreased for the fourth consecutive year.

During 2001 a number of customer surveys have confirmed Merchant Banking's leading position in its key markets.

Securities Services' result amounts to SEK 517 M (661), which is 22 per cent lower than the record year 2000 but 7 per cent better than 1999. Securities Services is highly affected by the development of the global securities markets, which was negative during 2001. This is in sharp contrast to the past years' considerable growth in terms of volume as well as in value. Securities Services' strong market position remains firm with a market share of 30 to 75 per cent within the different segments.

Mid Corporat´s' result for year 2001, including SEB Finans, amounted to SEK 758 M (605), an increase of 25 per cent compared to 2000.

Mid Corporate´s result, excluding SEB Finans, amounted to SEK 521 M (279). The increase is mainly explained by higher revenues and considerably lower credit losses.

The result for SEB Finans amounted to SEK 237 M (326). The decrease is due to a combination of lower commission revenues and higher lending losses. At the same time, however, the company has increased its volumes and reports favourable sales volumes with the core business in focus.

Enskilda Securities – improved position in difficult market

Total market value as well as volume of trading declined on all Nordic stock exchanges compared with 2000. Activities on the stock markets were the lowest since autumn 1999 and there were few IPOs during the year.

Enskilda Securities managed to maintain its strong position in the Nordic stock markets and kept its No. 1 position in Sweden and Norway; in Finland and Denmark it was ranked No. 2 and 3, respectively. Enskilda Securities' turnover in the secondary market for equities remained unchanged compared with 2000, although it slackened towards the end of the year.

Enskilda Securities' income during 2001 dropped by 34 per cent. Income declined in all product areas. Revenues from mainly IPOs and issues, M&A and trading were affected by the unfavourable and uncertain market climate. Brokerage income, which is the single most important income source, also declined in the third quarter as a result of lower volumes, but rebounded during the last quarter of the year.

Total costs declined 20 per cent, which was mainly an effect of lower bonus provisions due to the lower result. Costs before bonuses rose 10 per cent, most of which as a result of higher IT expenses. A cost-reduction programme is under way. This programme also includes downsizing of personnel and the goal is for cost to decline by 15 per cent during 2003. Result for the year was charged with restructuring costs of SEK 24 M.

After a loss in the third quarter of SEK 17 M, operating result in the fourth quarter was a profit of SEK 81 M. For the full year, Enskilda Securities reported a result of SEK 369 M (1,094).

SEB Germany

SEB Germany's result amounted to SEK 895 M (787). The result for the fourth quarter, SEK 202 M, is better than the average operational profit for the first three quarters due to lower costs in the last quarter.

The weakened Swedish krona has affected the profit and loss account. Total income for SEB Germany fell by 10 per cent in EUR and by 2 per cent in SEK. Total cost declined by 9 per cent in EUR and by 1 per cent in SEK.

Net interest income, SEK 4, 119 M, has remained stable considering that the reduction in risk weighted assets made it possible to reduce allocated shareholders' equity for 2001 by EUR 400 (or approximately SEK 3, 700 M). This in turn has reduced net interest income on allocated equity by over SEK 100 M as compared to the previous year.

Commission income fell by 20 per cent to SEK 1.365 M as a result of the weak market development.

During the first quarter SEB AG sold its shares in Deutsche Börse, which resulted in a capital gain of EUR 26,8 M (about SEK 248 M).

During the fourth quarter the SEB Invest and SEB ImmoInvest funds generated increased positive net inflows amounting to SEK 2,3 billion as compared to SEK 3.7 billion during the first nine months. Assets under Management, which decreased during the first nine months, has now increased again to SEK 112 billion, which is 3 per cent above the level at year-end 2000.

Return on allocated capital, SEK 10 800 M, was 6.0 per cent. Risk-weighted assets amounted to SEK 146 billion. Since SEB's acquisition, risk-weighted assets have been reduced by nearly 65 SEK billion (almost –30 per cent), of which SEK 17 billion in 2001.

The number of e-banking customers has during the year increased by 62 per cent up to a total of 236 000 at year-end. Also, the activity among the Internet customers has increased. Today, 23 per cent of all payments, 38 per cent of the share transactions and 45 per cent of all account inquiries are taking place over the Internet.

The restructuring activities continued according to plan and resulted in the reduction of risk-weighted assets, the number of full time employees and costs. Under the prevailing market conditions, the focus in restructuring work remains on continued cost reductions. Hence, the number of full time employees, 3 852 as per end of December, is more than 200 full time employees below the year-end target. During 2002, the restructuring focus gradually will be more and more aimed at increasing income.

The previous SEB unit in Germany, Skandinaviska Enskilda Banken AG, has been merged with SEB AG in November (this unit is included in the Merchant Banking division of SEB AG and is thus not reported as part of the SEB Germany division). In conjunction with this merger, additional restructuring of central support functions have taken place, thus further reducing SEB´s costs in Germany.

The SEB Germany division does not include those units (corporate customers, trading and the old Skandinaviska Enskilda Banken AG) that are internally included in the Merchant Banking division. Appendix 1 therefore provides supplementary information consisting of the entire SEB AG Group's accounts stated in EUR. The figures for 2000, as for SEB Germany above, were adjusted for internal purchases and sales by Skandinaviska Enskilda Banken in Germany and BfG in Luxemburg. However, adjustment was not made for the external company sales completed by SEB AG during 2000.

SEB Asset Management (SEB Invest)

As from 21 February 2002 the SEB Invest division will reinstate the name SEB Asset Management to strengthen its market profile as a leading supplier of management expertise and services to companies, institutions and private individuals. SEB Asset Management holds strong market positions in Sweden as well as in Denmark and Finland. More than 100 portfolio managers and analysts work within the division in the Nordic region and in the US.

The division reported an operating result of SEK 593 M (809), down 27 per cent. Income declined 15 per cent to SEK 1,631 M (1,868), mainly due to the negative stock market trend. Costs were reduced 2 per cent to SEK 1,038 M (1,059). The underlying costs declined significantly more, however, since they were affected by the weak Swedish krona (SEK 47 M) and by restructuring costs (SEK 54 M). During the year, the operations in Hong Kong, Tokyo and Oslo were discontinued and it was decided to transfer the operations in London to Stockholm. The total cost savings is estimated to amount to slightly more than SEK 100 M annually as from the first quarter of 2003.

Return on allocated capital, SEK 1,700 M, was 25.1 per cent.

At 31 December 2001, SEB Asset Management had SEK 567 billion (591) under management, of which SEK 181 billion (197) in funds. Total managed capital declined 4 per cent since year-end.

Market shares for the division on the Nordic fund markets remained strong. The share of the total fund assets in Sweden is 18.4 per cent (19.6), in Finland 8.2 per cent (9.1) and Denmark 1.0 per cent (0.6). The division is also the market leader in institutional management in the Nordic region.

In 2001, the net inflow to the mutual fund companies in Sweden totalled SEK 57.3 billion, of which SEB accounted for SEK 3.6 billion or 6.4 per cent (8.9). These figures do not include the Group's sales of external funds, which began during the latter part of 2000.

In October, SEB was the first in the Nordic markets to start fixed-income funds focused on corporate bonds, which invest in both the US and the EU: SEB Corporate Bonds Euro – SEB Corporate Bonds – SEK.

SEB Trygg Liv

Total result from ongoing business was SEK 1,162 M (1,317). This corresponds to a return on allocated capital of 21.5 per cent. However, total result was affected by short-term market fluctuations and changes in assumptions. This led to a total result net of SEK 583 M (423).

Operating result, i.e. before changes in surplus value, amounted to SEK -79 M (86). A detailed report on SEB Trygg Liv is stated in Appendix 3.

Lower market values on funds assets resulted in a decline in income of 10 per cent. Operating and other expenses declined 5 per cent, excluding restructuring costs of SEK 55 M. Measures to reduce costs include closing the sales operations in Finland and Norway, discontinuing own telephone sales and a review of staffing in all functions. Total costs savings are estimated at more than SEK 100 M annually as from the first quarter of 2003.

Sales, i.e. new premiums and extra premiums under existing insurance contracts, measured as weighted sales, declined by 9 per cent. Most of the decline occurred during the first quarter and is attributable to single-payment endowment insurance, which is sensitive to the prevailing market situation. Premium income (total paid-in premiums) declined by 16 per cent to SEK 15,528 M (18,532).

According to the Insurance Association's statistics, SEB Trygg Liv's market share on the total life insurance market amounted to 13,0 (14,9) per cent. The market for single premium endowment insurance has had a significant decline, which has negatively affected all bank–owned insurance companies. The fact that SEB Trygg Liv's product mix also contains occupational pension insurance, has made SEB Trygg Liv better off in protecting its market position compared to other bank-owned insurance companies.

SEB Trygg Liv's ambition is to continue to develop in the occupational pension segment and other services and products procured by the employer and to secure positions in the private sector. The focus is on unit-linked insurance, which accounts for most sales.

At the end of 2001, the Welfare Analysis unit was formed to follow developments in the Swedish welfare system and determine what role and what need SEB Trygg Liv as a life insurance company can fill in this area.

The Baltic & Poland

Growth in the Baltic has continued to be very strong and the countries have not been affected appreciably by the economic instability and reduced demand that affected large parts of the world. Domestic demand and larger exports, as well as increased demand for loans, leasing products and savings products, are contributing to the growth.

Through its subsidiaries, Eesti Ühispank, Latvijas Unibanka and Vilniaus Bankas, SEB has a strong base, with large market shares, in the Baltic States. The trend of earnings for the banks continues to be highly favourable. Adjusted for Vilniaus Bankas, which was consolidated in the last quarter of 2001, income increased by 24 per cent, compared with the preceding year. The cost/income ratio declined to 0.64.

The focus of operations during the year has been on developing the banks in terms of expertise, products and efficiency. All three banks are now offering private advisory services and are today selling some SEB funds and insurance policies. The co-operation between the local banks and with other SEB units has been productive, resulting in many transactions as well as increased customer satisfaction.

The number of customers has increased by more than 15 per cent and the three banks now have a total of nearly 1.2 million customers. More than 220 000 customers, an increase of 100 per cent since the preceding year, are today using the Internet to conduct their bank transactions. In October, for the second year in a row, Unibanka in Latvia and Vilniaus Bankas in Lithuania were named the best banks in their countries.

The strong growth has also implied a need of development for new products and services as well as an increased level of activities. Through ongoing effectiveness and co-ordination, the cost for this can be effected with only a few per cent increased cost level.

The result for SEB´s operations in the Baltic States increased by 54 per cent to SEK 570 M (370). Pro forma, with Vilniaus Bankas consolidated during all of 2000, the increase was 26 per cent.

During 2001 SEB acquired additional shares in the Polish bank Bank Ochrony Srodowiska (BOS). Today, SEB owns 47 per cent of BOS and is thereby the largest single owner.

Economic growth in Poland declined from 6 per cent to 2 per cent during the year. Exports have not been affected to the same degree, however; it is primarily domestic demand that has decreased, dampening growth.

The focus on Scandinavian Clients Department, an operation that is directed primarily to Scandinavian companies, has been highly successful and attracted more clients than had been expected in its first year.

The result of BOS is not consolidated in SEB. However, costs of SEK 23 M for BOS are accounted for in the total result of The Baltic & Poland division, SEK 547 M. Return on allocated capital for the division, SEK 2,750 M, was 14,3 per cent. Risk-weighted assets amounted to SEK 35 billion.

SEB Group

Operational Profit and Loss Account

SEK M	2001	2000	Change per cent
Net interest income	13 053	11 616	12
Net commission income	11 576	13 846	-16
Net result of financial transactions	2 964	3 552	-17
Other income	2 627	3 644	-28
Total income	**30 220**	**32 658**	**-7**
Staff costs	-12 353	-12 761	-3
Pension compensation	1 002	943	6
Other operating costs	-8 763	-8 751	0
Amortisation of goodwill	- 733	- 671	9
Depreciations	-1 116	-1 092	2
Merger & Restructuring costs	- 716		
Total costs	**-22 679**	**-22 332**	**2**
Net credit losses etc*	- 547	- 815	-33
Write-downs	- 69	- 75	
Net result from associated companies	- 29	95	-131
Operating result from non-life insurance	257	212	21
Operating result	**7 153**	**9 743**	**-27**
Current tax	-1 229	-1 876	-34
Deferred tax	- 829	- 980	-15
Minority interests	- 44	- 245	-82
Net profit for the year	**5 051**	**6 642**	**-24**

*including change in value of seized assets and write-down of financial fixed assets

Profit and loss items, average currency rates

	2001	2000
SEK	1,000	1,000
EUR	9,252	8,446
USD	10,331	9,161

Balance sheet items, actual currency rates

	2001	2000
SEK	1,000	1,000
EUR	9,304	8,829
USD	10,567	9,499

Key figures

	2001	2000
Return on equity, %	11,9	16,9
Earnings per share, SEK	7,17	9,43
Income/cost ratio, SEB Group	1,33	1,46
Income/cost ratio, banking operations	1,30	1,42
Cost/income ratio, SEB Group	0,75	0,68
Cost/income ratio, banking operations	0,77	0,70
Lending loss level, %	0,09	0,12
Provision ratio for doubtful claims, %	44,6	49,1
Level of doubtful claims, %	1,37	1,35
Total capital ratio, %	10,84	10,76
Core capital ratio, %	7,71	7,37

Operational Profit & Loss Account, quarterly performance

SEK M	2001:4	2001:3	2001:2	2001:1	2000:4
Net interest income	3 507	3 312	3 164	3 070	2 898
Net commission income	2 996	2 622	2 965	2 993	3 507
Net result of financial transactions	693	762	534	975	1 294
Other income	505	446	521	1 155	598
Total income	**7 701**	**7 142**	**7 184**	**8 193**	**8 297**
Staff costs	-3 096	-3 021	-3 200	-3 036	-3 391
Pension compensation	236	237	231	298	227
Other operating costs	-2 233	-2 080	-2 181	-2 269	-2 847
Goodwill amortisations	- 196	- 180	- 179	- 178	- 184
Depreciations	- 270	- 287	- 282	- 277	- 324
Merger & Restructuring costs	- 413	- 233	- 70		
Total costs	**-5 972**	**-5 564**	**-5 681**	**-5 462**	**-6 519**
Net credit losses etc*	- 181	- 135	- 52	- 179	- 112
Write-downs	- 45	- 7	- 14	- 3	
Net result from associated companies	- 34	- 11	17	- 1	20
Operating profit from non-life insurance	- 22	36	2	241	43
Operating result	**1 447**	**1 461**	**1 456**	**2 789**	**1 729**

*including change in value of seized assets and write-down of financial fixed assets

Net commission income

SEK M	2001:4	2001:3	2001:2	2001:1	2000:4
Payments	282	270	259	283	286
Cards	471	445	479	445	426
Issue of securities [1)]	108	145	130	49	114
Custody and mutual fund	820	762	853	931	1 170
Courtage shares	513	419	541	662	659
Courtage other	68	39	34	47	47
Lending	74	96	116	105	116
Deposits	19	15	17	16	1
Guarantees	33	31	40	31	35
Advisory [1)]	144	52	207	89	241
Derivatives	55	36	10	79	32
Other	271	89	71	166	91
SEB AG and The Baltic	616	636	658	602	756
Commission income	**3 474**	**3 035**	**3 415**	**3 505**	**3 974**
Payments	- 250	- 252	- 233	- 246	- 209
Securities	- 59	- 38	- 26	- 102	- 59
Other	- 126	- 63	- 88	- 58	- 69
SEB AG and The Baltic	- 43	- 60	- 103	- 106	- 130
Commission costs	**- 478**	**- 413**	**- 450**	**- 512**	**- 467**
Payments	503	463	505	482	503
Securities	1 450	1 327	1 532	1 587	1 931
Other	470	256	373	428	447
SEB AG and The Baltic	573	576	555	496	626
Net commission income	**2 996**	**2 622**	**2 965**	**2 993**	**3 507**

1) A reclassification of Q2 has been done by SEK 47 M.

Net result financial transactions

Mkr	2001:4	2001:3	2001:2	2001:1	2000:4
Skandinaviska Enskilda Banken	246	323	83	419	621
Enskilda Securities	85	- 12	32	121	145
SEB AG	- 34	42	19	49	64
Other	1		9	37	12
Realised and unrealised	**298**	**353**	**143**	**626**	**842**
Exchange rate fluctuations	387	409	391	349	448
Redemptions of bonds	8				4
Net result financial transactions	**693**	**762**	**534**	**975**	**1 294**

Operational Profit and Loss Account by division

2001, SEK M	Nordic Retail & Private Banking	SEB Germany	Corporate & Institutions	SEB Asset Management	SEB Trygg Liv	The Baltic & Poland	Other incl eliminations	SEB Group
Net interest income	4 328	4 119	4 007	100	94	1 183	- 778	13 053
Net commission income	3 645	1 365	4 431	1 506	47	596	- 14	11 576
Net result of financial transactions	184	101	2 165	14	- 23	197	326	2 964
Other income	202	551	168	11	1 375	157	163	2 627
Total income	8 359	6 136	10 771	1 631	1 493	2 133	- 303	30 220
Staff costs	-2 955	-2 651	-3 762	- 567	- 571	- 673	-1 174	-12 353
Pension compensation	461		218	46		2	275	1 002
Other operating costs	-3 239	-1 816	-2 450	- 432	- 872	- 451	497	-8 763
Amortisation of goodwill			- 56	- 8	- 32	- 49	- 588	- 733
Depreciations	- 83	- 369	- 160	- 23	- 33	- 217	- 231	-1 116
Merger & Restructuring costs	- 184		- 35	- 54	- 55		- 388	- 716
Total costs	**-6 000**	**-4 836**	**-6 245**	**-1 038**	**-1 563**	**-1 388**	**-1 609**	**-22 679**
Net credit losses etc*	- 69	- 479	149			- 133	- 15	- 547
Write-downs		- 1				- 67	- 1	- 69
Net result from associated companies	- 64	75			- 9	2	- 33	- 29
Operating result from non-life insurance							257	257
Operating result	**2 226**	**895**	**4 674**	**593**	**- 79**	**547**	**-1 704**	**7 153**

including change in value of seized assets

Nordic Retail & Private Banking

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	1 088	1 039	5	4 328	4 072	6
Net commission income	956	1 097	-13	3 645	4 684	-22
Net result of financial transactions	38	37	3	184	204	-10
Other income	50	121	-59	202	214	-6
Total income	**2 132**	**2 294**	**-7**	**8 359**	**9 174**	**-9**
Staff costs	-744	-849	-12	-2 955	-3 180	-7
Pension compensation	81	117	-31	461	459	0
Other operating costs	-839	-1 095	-23	-3 239	-3 393	-5
Merger & Restructuring costs	-89			-184		
Amortisation of goodwill		-1	-100		-2	-100
Depreciations	-17	-32	-47	-83	-100	-17
Total costs	**-1 608**	**-1 860**	**-14**	**-6 000**	**-6 216**	**-3**
Net credit losses etc*	-6	323	-102	-69	151	-146
Net result from associated companies	-26	-53	-51	-64	-189	-66
Operating result from non-life insurance						
Operating result	**492**	**704**	**-30**	**2 226**	**2 920**	**-24**

*including change in value of seized assets and write-down of financial fixed assets

Private Banking

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	152	146	4	508	526	-3
Net commission income	332	408	-19	1 338	1 816	-26
Net result of financial transactions	30	39	-23	101	171	-41
Other income	4	102	-96	25	106	-76
Total income	**518**	**695**	**-25**	**1 972**	**2 619**	**-25**
Staff costs	-184	-194	-5	-718	-717	0
Pension compensation	13	-15	-187	83	71	17
Other operating costs	-234	-254	-8	-697	-693	1
Merger & Restructuring costs	4			-42		
Amortisation of goodwill		-1	-100		-2	-100
Depreciations	2	-10	-120	-25	-29	-14
Total costs	**-399**	**-474**	**-16**	**-1 399**	**-1 370**	**2**
Net credit losses etc*	-1	26	-104	-12	52	-123
Net result from associated companies	-26	-53	-51	-64	-189	-66
Operating result from non-life insurance						
Operating result	**92**	**194**	**-53**	**497**	**1 112**	**-55**

*including change in value of seized assets and write-down of financial fixed assets

Retail Banking

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	900	864	4	3 682	3 415	8
Net commission income	307	358	-14	1 107	1 699	-35
Net result of financial transactions	8	-2		83	32	159
Other income	17	18	-6	83	100	-17
Total income	**1 232**	**1 238**	**0**	**4 955**	**5 246**	**-6**
Staff costs	-454	-562	-19	-1 858	-2 115	-12
Pension compensation	57	122	-53	338	349	-3
Other operating costs	-487	-718	-32	-2 031	-2 256	-10
Merger & Restructuring costs	-93			-142		
Amortisation of goodwill						
Depreciations	-17	-17		-47	-54	-13
Total costs	**-994**	**-1 175**	**-15**	**-3 740**	**-4 076**	**-8**
Net credit losses etc*	28	317	-91	51	168	-70
Net result from associated companies						
Operating result from non-life insurance						
Operating result	**266**	**380**	**-30**	**1 266**	**1 338**	**-5**

*including change in value of seized assets and write-down of financial fixed assets

SEB Kort

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	36	29	24	138	131	5
Net commission income	317	331	-4	1 200	1 169	3
Net result of financial transactions					1	-100
Other income	29	1		94	8	
Total income	**382**	**361**	**6**	**1 432**	**1 309**	**9**
Staff costs	-106	-93	14	-379	-348	9
Pension compensation	11	10	10	40	39	3
Other operating costs	-118	-123	-4	-511	-444	15
Merger & Restructuring costs						
Amortisation of goodwill						
Depreciations	-2	-5	-60	-11	-17	-35
Total costs	**-215**	**-211**	**2**	**-861**	**-770**	**12**
Net credit losses etc*	-33	-20	65	-108	-69	57
Net result from associated companies						
Operating result from non-life insurance						
Operating result	**134**	**130**	**3**	**463**	**470**	**-1**

*including change in value of seized assets and write-down of financial fixed assets

Corporate & Institutitions

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	1 076	954	13	4 007	3 983	1
Net commission income	1 245	1 190	5	4 431	5 058	-12
Net result of financial transactions	474	1 034	-54	2 165	2 724	-21
Other income	49	207	-76	168	565	-70
Total income	**2 844**	**3 385**	**-16**	**10 771**	**12 330**	**-13**
Staff costs	-1 027	-1 096	-6	-3 762	-4 292	-12
Pension compensation	41	48	-15	218	198	10
Other operating costs	-638	-744	-14	-2 450	-2 305	6
Merger & Restructuring costs	-35			-35		
Amortisation of goodwill	-14	-14		-56	-51	10
Depreciations	-43	-48	-10	-160	-154	4
Total costs	**-1 716**	**-1 854**	**-7**	**-6 245**	**-6 604**	**-5**
Net credit losses etc*	8	-326	-102	149	-344	-143
Net result from associated companies						
Operating result from non-life insurance						
Operating result	**1 136**	**1 205**	**-6**	**4 675**	**5 382**	**-13**

*including change in value of seized assets and write-down of financial fixed assets

Merchant Banking including Mid Corporate and Securities Services

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	1 075	994	8	4 023	4 149	-3
Net commission income	675	493	37	2 282	2 081	10
Net result of financial transactions	394	881	-55	1 941	2 049	-5
Other income	54	208	-74	156	452	-65
Total income	**2 198**	**2 576**	**-15**	**8 402**	**8 731**	**-4**
Staff costs	-695	-678	3	-2 562	-2 448	5
Pension compensation	41	48	-15	218	198	10
Other operating costs	-463	-519	-11	-1 793	-1 725	4
Merger & Restructuring costs	-11			-11		
Amortisation of goodwill		-1	-100			
Depreciations	-23	-36	-36	-91	-112	-19
Total costs	**-1 151**	**-1 186**	**-3**	**-4 239**	**-4 087**	**4**
Net credit losses etc*	8	-360	-102	143	-357	-140
Net result from associated companies						
Operating result from non-life insurance						
Operating result	**1 055**	**1 030**	**2**	**4 306**	**4 287**	**0**

*including change in value of seized assets and write-down of financial fixed assets

Merchant Banking excluding Mid Corporate and Securities Services

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	740	671	10	2 673	2 750	-3
Net commission income	491	287	71	1 469	1 183	24
Net result of financial transactions	321	831	-61	1 803	1 941	-7
Other income	29	182	-84	99	390	-75
Total income	**1 581**	**1 971**	**-20**	**6 044**	**6 264**	**-4**
Staff costs	-577	-554	4	-2 095	-2 001	5
Pension compensation	30	39	-23	166	155	7
Other operating costs	-335	-355	-6	-1 253	-1 235	1
Merger & Restructuring costs	-7			-7		
Amortisation of goodwill						
Depreciations	-21	-33	-36	-82	-103	-20
Total costs	**-910**	**-903**	**1**	**-3 271**	**-3 184**	**3**
Net credit losses etc *	87	-62		279	-44	
Net result from associated companies						
Operating result from non-life insurance						
Operating result	**758**	**1 006**	**-25**	**3 052**	**3 036**	**1**

* including change in value of seized assets and write-down of financial fixed assets

Enskilda Securities

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	1	-40	-103	-16	-166	-90
Net commission income	570	696	-18	2 149	2 976	-28
Net result of financial transactions	80	153	-48	224	675	-67
Other income	-5	-1		12	113	-89
Total income	**646**	**808**	**-20**	**2 369**	**3 598**	**-34**
Staff costs	-332	-418	-21	-1 200	-1 844	-35
Pension compensation						
Other operating costs	-175	-225	-22	-657	-580	13
Merger & Restructuring costs	-24			-24		
Amortisation of goodwill	-14	-13	8	-56	-51	10
Depreciations	-20	-12	67	-69	-42	64
Total costs	**-565**	**-668**	**-15**	**-2 006**	**-2 517**	**-20**
Net credit losses etc*				6	13	-54
Net result from associated companies						
Operating result from non-life insurance						
Operating result	**81**	**140**	**-42**	**369**	**1 094**	**-66**

*including change in value of seized assets and write-down of financial fixed assets

SEB Germany

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	1 103	966	14	4 119	4 068	1
Net commission income	308	449	-31	1 365	1 705	-20
Net result of financial transactions	-8	54	-115	101	227	-56
Other income	103	-45		551	236	133
Total income	**1 506**	**1 424**	**6**	**6 136**	**6 236**	**-2**
Staff costs	-606	-620	-2	-2 651	-2 645	0
Pension compensation						
Other operating costs	-502	-488	3	-1 816	-1 861	-2
Merger & Restructuring costs						
Amortisation of goodwill						
Depreciations	-91	-111	-18	-369	-362	2
Total costs	**-1 199**	**-1 219**	**-2**	**-4 836**	**-4 868**	**-1**
Net credit losses etc*	-132	-182	-27	-480	-781	-39
Net result from associated companies	27	58	-53	75	200	-63
Operating result from non-life insurance						
Operating result	**202**	**81**	**149**	**895**	**787**	**14**

*including change in value of seized assets and write-down of financial fixed assets

SEB Asset Management

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	23	30	-23	100	102	-2
Net commission income	383	550	-30	1 506	1 754	-14
Net result of financial transactions	6	4	50	14	7	100
Other income	2			11	5	120
Total income	**414**	**584**	**-29**	**1 631**	**1 868**	**-13**
Staff costs	-129	-179	-28	-567	-592	-4
Pension compensation	6	11	-45	46	43	7
Other operating costs	-113	-165	-32	-432	-481	-10
Merger & Restructuring costs	-35			-54		
Amortisation of goodwill	13	-2		-8	-7	14
Depreciations	-4	-8	-50	-23	-22	5
Total costs	**-262**	**-343**	**-24**	**-1 038**	**-1 059**	**-2**
Net credit losses etc*						
Net result from associated companies						
Operating result from non-life insurance						
Operating result	**152**	**241**	**-37**	**593**	**809**	**-27**

*including change in value of seized assets and write-down of financial fixed assets

SEB Trygg Liv

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	19	26	-27	94	119	-21
Net commission income	12	-5		47	45	4
Net result of financial transactions	-4	7	-157	-23	9	
Other income	354	410	-14	1 375	1 479	-7
Total income	**381**	**438**	**-13**	**1 493**	**1 652**	**-10**
Staff costs	-138	-154	-10	-571	-542	5
Pension compensation						
Other operating costs	-154	-291	-47	-872	-954	-9
Merger & Restructuring costs	-55			-55		
Amortisation of goodwill	-8	-8		-32	-33	-3
Depreciations	-9	-8	13	-33	-28	18
Total costs	**-364**	**-461**	**-21**	**-1 563**	**-1 557**	**0**
Net credit losses etc*						
Net result from associated companies	4	-2		-9	-9	
Operating result from non-life insurance						
Operating result	**21**	**-25**	**-184**	**-79**	**86**	**-192**

*including change in value of seized assets and write-down of financial fixed assets

The Baltic & Poland

SEK M	Q 4 2001	Q 4 2000	Change per cent	Jan-Dec 2001	Jan-Dec 2000	Change per cent
Net interest income	352	280	26	1 183	653	81
Net commission income	161	133	21	596	334	78
Net result of financial transactions	57	70	-19	197	163	21
Other income	31	31		157	81	94
Total income	**601**	**514**	**17**	**2 133**	**1 231**	**73**
Staff costs	-176	-151	17	-673	-368	83
Pension compensation		1	-100	2	3	-33
Other operating costs	-132	-132		-451	-309	46
Merger & Restructuring costs						
Amortisation of goodwill	-13	-19	-32	-49	-39	26
Depreciations	-56	-61	-8	-217	-136	60
Total costs	**-377**	**-362**	**4**	**-1 388**	**-849**	**63**
Net credit losses etc*	-49	1		-200	-64	
Net result from associated companies	-23	3		2	52	-96
Operating result from non-life insurance						
Operating result	**152**	**156**	**-3**	**547**	**370**	**48**

*including change in value of seized assets and write-down of financial fixed assets

Statutory Profit and Loss Account

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Income						
Interest income	*12 423*	*13 144*	*-5*	*53 616*	*51 196*	*5*
Interest costs	*-8 925*	*-10 257*	*-13*	*-40 605*	*-39 640*	*2*
Net interest income	3 498	2 887	21	13 011	11 556	13
Dividends received	10	13	-23	95	877	-89
Commission income	*3 379*	*4 077*	*-17*	*13 039*	*15 132*	*-14*
Commission costs	*- 478*	*- 670*	*-29*	*-1 853*	*-1 669*	*11*
Net commission income [1]	2 901	3 407	-15	11 186	13 463	-17
Net result of financial transactions [2]	691	1 288	-46	2 987	3 544	-16
Other operating income	318	409	-22	1 920	2 208	-13
Income from banking operations	**7 418**	**8 004**	**-7**	**29 199**	**31 648**	**-8**
Costs						
taff costs	-2 963	-3 242	-9	-11 796	-12 234	-4
Other operating costs	-2 176	-2 688	-19	-8 282	-8 345	-1
Depreciation and write-downs of tangible and ntangible fixed assets	- 449	- 492	-9	-1 784	-1 703	5
1erger & Restructuring costs	- 358			- 661		
Costs from banking operations	**-5 946**	**-6 422**	**-7**	**-22 523**	**-22 282**	**1**
Profit/loss from banking operations before credit losses	1 472	1 582	-7	6 676	9 366	-29
Net credit losses [3]	- 206	- 61		- 549	- 858	-36
Change in value of seized assets				2	43	-95
Write-downs of financial fixed assets	- 20	- 51	-61	- 69	- 75	-8
Net result from associated companies	- 38	22		- 20	104	-119
Operating profit from banking operations	**1 208**	**1 492**	**-19**	**6 040**	**8 580**	**-30**
Operating profit from insurance operations [4]	3	10	-70	111	220	-50
Operating profit	**1 211**	**1 502**	**-19**	**6 151**	**8 800**	**-30**
Pension compensation	236	227	4	1 002	943	6
Profit before tax and minority interests	**1 447**	**1 729**	**-16**	**7 153**	**9 743**	**-27**
urrent tax *)	- 73	- 461	-84	-1 229	-1 876	-34
Deferred tax	- 165	- 152	9	- 829	- 980	-15
Minority interests	12	- 36	-133	- 44	- 245	-82
Net profit for the period **)	**1 221**	**1 080**	**13**	**5 051**	**6 642**	**-24**
*) Of which tax on previous years income	-40	-193		-68	-146	
**) Earnings per share, SEK	1,73	1,54		7,17	9,43	
Number of shares	704 557 680	704 557 680		704 557 680	704 557 680	

1) Net commission income

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Payment commissions	681	912	-25	2 638	2 424	9
Securities commissions	1 552	1 461	6	6 152	8 137	-24
Other commissions	668	1 034	-35	2 396	2 902	-17
Net commission income	**2 901**	**3 407**	**-15**	**11 186**	**13 463**	**-17**

2) Net result of financial transactions

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Shares/participations	69	- 169	-141	1 728	- 44	
Interest-bearing securities	238	183	30	975	413	136
Other financial instruments	- 343	738	-146	-1 155	1 693	-168
Realised result	**- 36**	**752**	**-105**	**1 548**	**2 062**	**-25**
Shares/participations	526	- 62		411	- 451	-191
Interest-bearing securities	- 243	12		- 322	105	
Other financial instruments	52	140	-63	- 194	493	-139
Unrealised value changes	**335**	**90**		**- 105**	**147**	**-171**
Exchange rate fluctuations	385	442	-13	1 536	1 360	13
Redemption of bonds	7	4	75	8	- 25	-132
Net result of financial transactions	***691***	***1 288***	***-46***	***2 987***	***3 544***	***-16***

3) Net credit losses

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Individually appraised receivables						
Reported write-down, incurred losses	- 923	-1 982	-53	-2 691	-3 496	-23
Reversal of previous provisions for possible losses, reported as incurred losses in current years accounts	648	1 651	-61	2 014	2 569	-22
Reported provision for possible losses	- 573	- 526	9	-1 411	-1 552	-9
Recovered from losses incurred in previous years	210	381	-45	573	612	-6
Reversal of previous provisions for possible losses	447	291	54	949	638	49
Reported net cost for individually appraised receivables	**- 191**	**- 185**	**3**	**- 566**	**-1 229**	**-54**
Receivables appraised by category						
Reported write-down, incurred losses	- 35	9		- 114	- 57	100
Reported provision for possible losses	- 5	2		- 22	- 8	175
Recovered from losses incurred in previous years	7	- 4		28	24	17
Withdrawal from reserve for lending losses						
Reported net cost for receivables appraised by category	**- 33**	**7**		**- 108**	**- 41**	**163**
Allocation to/withdrawal from reserve for political risks abroad	- 7	69	-110	74	363	-80
Contingent liabilities	25	48	-48	51	49	4
Net credit losses	**- 206**	**- 61**		**- 549**	**- 858**	**-36**

4) Operating profit from insurance operations

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Non-life operations	- 22	43	-151	257	212	21
Life operations	25	- 33	-176	- 146	8	
Operating profit from insurance operations	**3**	**10**	**-70**	**111**	**220**	**-50**

Cash flow analysis

SEK M	2001	2000
Cash flow before changes in lending and deposits	-4 225	10 795
Increase in lending to the public	-30 571	-36 262
Increase in deposits from the public	45 356	27 113
Cash flow, current operations	**10 560**	**1 646**
Cash flow, investment activities	**-2 201**	**41 291**
Cash flow, financing activities	**-11 321**	**-20 630**
Cash flow for the period	**-2 962**	**22 307**
Liquid funds at beginning of year	46 532	24 225
Cash flow for the period	-2 962	22 307
Liquid funds at end of period	**43 570**	**46 532**

Balance sheet

SEK M	31 December 2001	31 December 2000	Change per cent
Lending to credit institutions	175 380	164 673	7
Lending to the public	634 995	605 759	5
Interest-bearing securities	153 033	158 047	-3
- Financial fixed assets	*4 094*	*4 736*	*-14*
- Financial current assets	*148 939*	*153 311*	*-3*
Shares and participations	*10 227*	*8 688*	18
Assets used in the insurance operations	66 459	71 749	-7
Other assets	123 221	113 894	8
Total assets	**1 163 315**	**1 122 810**	**4**
Liabilities to credit institutions	221 686	217 364	2
Deposits and borrowing from the public	465 243	419 887	11
Securities issued, etc.	194 682	199 103	-2
Liabilities of the insurance operations	64 111	66 932	-4
Other liabilities and provisions	143 293	146 505	-2
Subordinated liabilities	30 008	31 410	-4
Shareholders' equity [1)]	44 292	41 609	6
Total liabilities and shareholders' equity	**1 163 315**	**1 122 810**	**4**

1) Change in shareholders' equity

SEK M	31 December 2001	31 December 2000	Change per cent
Opening balance	41 609	33 006	26
New share issue		4 067	-100
Dividend to shareholders	-2 818	-2 466	14
Result, holding of own shares	- 1	21	-105
Merger difference	194		0
Translation difference	257	339	-24
Net profit for the period	5 051	6 642	-24
Closing balance	**44 292**	**41 609**	**6**

Derivative contracts

31 December 2001	Contracts on the asset side		Contracts on the liability side	
SEK M	Book value	Market value	Book value	Market value
Interest-related	18 114	19 786	18 152	20 950
Currency-related	33 570	34 268	32 007	32 056
Equity-related	1 771	1 771	1 321	1 321
Other	6	6	6	6
Total	**53 461**	**55 831**	**51 486**	**54 333**

On 31 December 2001 the notional value of the Group's derivatives contracts amounted to SEK 5 217 billion (SEK 4 285 billion on 31 December 2000).

The book value of derivatives instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations which is the object of hedge accounting.

Problem loans and seized assets

SEK M	31 December 2001	31 December 2000
Non-performing loans	8 161	9 368
Performing loans	7 661	7 069
Doubtful claims	**15 822**	**16 437**
Provision for possible lending losses [1]	-7 049	-8 072
of which provision for non-performing loans	*-4 464*	
of which provision for performing loans	*-2 585*	
Doubtful claims, net [2]	**8 773**	**8 365**
Claims subject to interest reduction	42	308
Total volume of problem loans	**8 815**	**8 673**
1) General provisions not included in the above	-1 004	-1 085

2) In case loans are believed to involve a lending loss risk, a corresponding provision for a possible loss has been made. Doubtful claims net is equivalent to the volume in where loss is not considered to occur taking into consideration collateral and the borrower's repayment capacity.

	2001	2000
Level of doubtful claims	1,37	1,35
(Doubtful claims (net) in relation to lending and leasing (net) at end of period, per cent)		
Provision ratio for doubtful claims	44,6	49,1
(Reserve for possible lending losses in relation to doubtful claims (gross), per cent)		
Provision ratio for non-performing loans	*54,7*	
Provision ratio for performing loans	*33,7*	
Provision ratio for doubtful claims considering general provisions	50,9	55,7
Pledges taken over		
Buildings and land	87	104
Shares and participations	178	109
Total volume of pledges taken over	265	213

The soft loans of the Group are included among claims subject to interest reduction.

The shortfall in income due to interest deferments was SEK 6 M (9), while unpaid interest on non-performing loans amounted to SEK 208 M (271).

On 31 December 2001, the Group had SEK 55 M (107) in non-performing loans in Sweden on which interest income was reported. These loans are not included among the problem loans, since the corresponding collateral covers both interest and principal.

2) Net commission income

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Payment commissions	172	386	-55	676	1 416	-52
Securities commissions	679	844	-20	2 669	3 580	-25
Other commissions	329	208	58	1 011	962	5
Net commission income	**1 180**	**1 438**	**-18**	**4 356**	**5 958**	**-27**

3) Net result of financial transactions

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Shares/participations	363	59		1 648	65	
Interest-bearing securities	196	182	8	795	394	102
Other financial instruments	- 472	195		-1 242	725	
Realised result	**87**	**436**	**-80**	**1 201**	**1 184**	**1**
Shares/participations	- 10	- 3		- 23	- 15	53
Interest-bearing securities	- 134	- 34		- 278	- 199	40
Other financial instruments	294	222	32	169	211	-20
Unrealised value changes	**150**	**185**	**-19**	**- 132**	**- 3**	
Exchange rate fluctuations	332	331	0	1 272	1 117	14
Net result of financial transactions	**569**	**952**	**-40**	**2 341**	**2 298**	**2**

4) Net credit losses

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Individually appraised receivables						
Reported write-down, incurred losses	- 251	-1 173	-79	-1 041	-1 420	-27
Reversal of previous provisions for possible losses reported as incurred losses in current period's accounts	217	1 148	-81	959	1 295	-26
Reported provision for possible losses	- 159	- 239	-33	- 357	- 520	-31
Recovered from losses incurred in previous years	94	289	-67	297	372	-20
Reversal of previous provisions for possible losses	167	26		316	164	93
Reported net cost for individually appraised receivables	**68**	**51**	**33**	**174**	**- 109**	
Receivables appraised by category						
Reported write-down, incurred losses		- 15	-100		- 52	-100
Reported provision for possible losses		- 2	-100		- 4	-100
Recovered from losses incurred in previous years		4	-100		22	-100
Withdrawal from provision for lending losses						
Reported net cost for receivables appraised by category		**- 13**	**-100**		**- 34**	**-100**
Allocation to/withdrawal from reserve for political risks abroad	- 84	81		- 6	279	-102
Contingent liabilities	14	8	75	23	8	188
Total	**- 2**	**127**	**-102**	**191**	**144**	**33**

Skandinaviska Enskilda Banken

Profit and Loss Account

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Income						
Interest income	*5 919*	*7 324*	*-19*	*27 156*	*27 250*	*0*
Leasing income	*149*	*114*	*31*	*595*	*459*	*30*
Interest costs	*-4 706*	*-6 313*	*-25*	*-22 664*	*-22 879*	*-1*
Net interest income [1]						
Dividends received *)	253	1 270	-80	634	2 157	-71
Commission income	*1 409*	*1 685*	*-16*	*5 192*	*6 958*	*-25*
Commission costs	*- 229*	*- 247*	*-7*	*- 836*	*-1 000*	*-16*
Net commission income [2]	1 180	1 438	-18	4 356	5 958	-27
Net result of financial transactions [3]	569	952	-40	2 341	2 298	2
Other income	268	479	-44	1 504	1 990	-24
Total income	**3 632**	**5 264**	**-31**	**13 922**	**17 233**	**-19**
Costs						
Staff costs	-1 344	-1 756	-23	-5 408	-6 470	-16
Other administrative and operating costs	-1 095	-1 476	-26	-5 428	-5 267	3
Depreciation and write-downs of tangible and intangible fixed assets	- 52	- 83	-37	- 311	- 317	-2
Merger & Restructuring costs	- 575			- 575		
Total costs	**-3 066**	**-3 315**	**-8**	**-11 722**	**-12 054**	**-3**
Profit/loss before credit losses	566	1 949	-71	2 200	5 179	-58
Net credit losses [4]	- 2	127	-102	191	144	33
Change in value of seized assets				- 5	- 8	-38
Write-downs of financial fixed assets	- 750	- 549	37	- 750	- 658	14
Operating profit	**- 186**	**1 527**	**-112**	**1 636**	**4 657**	**-65**
Pension compensation	141	227	-38	848	943	-10
Profit before appropriations and tax	**- 45**	**1 754**	**-103**	**2 484**	**5 600**	**-56**
Other appropriations **)	- 457	- 506	-9	-1 600	-2 307	-31
Current tax *)	- 289	- 31		- 296	- 491	-40
Deferred tax	328	- 43		86	19	
Net profit for the period	**- 463**	**1 174**	**-139**	**674**	**2 821**	**-76**
*) Of which tax on previous years income	-18	27		-60	-155	

**) Group contributions reported directly against equity.

1) Net interest income

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Interest income	5 919	7 324	-19	27 156	27 250	0
Leasing income	149	114	31	595	459	30
Interest costs	-4 706	-6 313	-25	-22 664	-22 879	-1
Leasing depreciation	- 47	- 38	24	- 182	- 148	23
Net interest income	**1 315**	**1 087**	**21**	**4 905**	**4 682**	**5**

2) Net commission income

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Payment commissions	172	386	-55	676	1 416	-52
Securities commissions	679	844	-20	2 669	3 580	-25
Other commissions	329	208	58	1 011	962	5
Net commission income	**1 180**	**1 438**	**-18**	**4 356**	**5 958**	**-27**

3) Net result of financial transactions

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Shares/participations	363	59		1 648	65	
Interest-bearing securities	196	182	8	795	394	102
Other financial instruments	- 472	195		-1 242	725	
Realised result	**87**	**436**	**-80**	**1 201**	**1 184**	**1**
Shares/participations	- 10	- 3		- 23	- 15	53
Interest-bearing securities	- 134	- 34		- 278	- 199	40
Other financial instruments	294	222	32	169	211	-20
Unrealised value changes	**150**	**185**	**-19**	**- 132**	**- 3**	
Exchange rate fluctuations	332	331	0	1 272	1 117	14
Net result of financial transactions	**569**	**952**	**-40**	**2 341**	**2 298**	**2**

4) Net credit losses

SEK M	Q4 2001	Q4 2000	Change per cent	2001	2000	Change per cent
Individually appraised receivables						
Reported write-down, incurred losses	- 251	-1 173	-79	-1 041	-1 420	-27
Reversal of previous provisions for possible losses reported as incurred losses in current period's accounts	217	1 148	-81	959	1 295	-26
Reported provision for possible losses	- 159	- 239	-33	- 357	- 520	-31
Recovered from losses incurred in previous years	94	289	-67	297	372	-20
Reversal of previous provisions for possible losses	167	26		316	164	93
Reported net cost for individually appraised receivables	**68**	**51**	**33**	**174**	**- 109**	
Receivables appraised by category						
Reported write-down, incurred losses		- 15	-100		- 52	-100
Reported provision for possible losses		- 2	-100		- 4	-100
Recovered from losses incurred in previous years		4	-100		22	-100
Withdrawal from provision for lending losses						
Reported net cost for receivables appraised by category		**- 13**	**-100**		**- 34**	**-100**
Allocation to/withdrawal from reserve for political risks abroad	- 84	81		- 6	279	-102
Contingent liabilities	14	8	75	23	8	188
Total	**- 2**	**127**	**-102**	**191**	**144**	33

Cash flow analysis

SEK M	2001	2000
Cash flow before changes in lending and deposits	-9 382	7 813
Increase (-)/decrease (+) in lending to the public	-2 407	-31 782
Increase (+)/decrease (-) in deposits from the public	37 088	15 923
Cash flow, current operations	**25 299**	**-8 046**
Cash flow, investment activities	**3 442**	**-19 546**
Cash flow, financing activities	**-5 076**	**-3 598**
Cash flow for the period	23 665	-31 190
Liquid funds at beginning of year	45 261	76 451
Cash flow for the period	23 665	-31 190
Liquid funds at end of period	**68 926**	**45 261**

Balance sheet

SEK M	31 December 2001	31 December 2000	Change per cent
Lending to credit institutions	227 364	184 849	23
Lending to the public	223 357	220 493	1
Interest-bearing securities	113 355	118 418	-4
- Financial fixed assets	*2 459*	*2 962*	*-17*
- Financial current assets	*110 896*	*115 456*	*-4*
Shares and participations	*44 352*	*44 485*	0
Other assets	95 952	94 112	2
Total assets	**704 380**	**662 357**	**6**
Liabilities to credit institutions	203 701	198 618	3
Deposits and borrowing from the public	271 738	234 650	16
Securities issued, etc.	54 364	52 518	4
Other liabilities and provisions	120 175	120 194	0
Subordinated liabilities	26 832	28 207	-5
Shareholders' equity [1)]	27 570	28 170	-2
Total liabilities and shareholders' equity	**704 380**	**662 357**	**6**

1) Change in shareholders' equity

SEK M	31 December 2001	31 December 2000	Change per cent
Opening balance	28 170	22 294	26
New share issue		4 067	-100
Dividend to shareholders	-2 818	-2 466	14
Group contributions, net	1 544	1 436	8
Result, holding of own shares		21	-100
Staff option programme			
Translation difference	- 1	- 3	-67
Net profit for the period	675	2 821	-76
Closing balance	**27 570**	**28 170**	**- 2**

Statutory Profit and Loss Account					Operational Profit and Loss Account	
January-December 2001, SEK M		SEB Trygg Liv	Internal trans-actions bank-insurance	Reclassification		
Net interest income	13 011	42			13 053	Net interest income
Dividends received	95	2		- 97		
Net commission income	11 186		390		11 576	Net commission income
Net result of financial transactions	2 987	- 23			2 964	Net result of financial transactions
Other income	1 920	1 374	- 786	119	2 627	Other income
Income from banking operations	**29 199**	**1 395**	**- 396**	**22**	**30 220**	**Total income**
Staff costs	-11 796	- 569	12		-12 353	Staff costs
				1 002	1 002	Pension compensation
Other administrative and operating costs	-8 282	- 865	384		-8 763	
intangible fixed assets		- 32		- 701	- 733	Amortisation of goodwill
	-1 784	- 33		701	-1 116	Depreciations
Merger & Restructuring costs	- 661	- 55			- 716	Other operating costs
Costs from banking operations	**-22 523**	**-1 554**	**396**	**1 002**	**-22 679**	**Total costs**
Profit/loss from banking operations before credit losses	**6 676**					
Net credit losses etc*	- 549			2	- 547	Net credit losses etc
Change in value of seized assets	2			- 2		
Write-downs of financial fixed assets	- 69				- 69	Write-downs of financial fixed assets
Net result from associated companies	- 20	- 9			- 29	Net result from associated companies
Operating profit from banking operations						
Operating profit from insurance operations	111	168		- 22	257	Operating profit from non-life insurance
Operating profit	**6 151**	**0**	**0**	**1 002**	**7 153**	**Operating result**
Pension compensation	1 002			-1002		
Profit before tax and minority interests	**7 153**	**0**	**0**	**0**	**7 153**	**Profit before tax and minority int**
Taxes	-2 058				-2 058	Taxes
Minority interests	- 44				- 44	Minority interests
Net profit for the year	**5 051**	**0**	**0**	**0**	**5 051**	**Net profit for the year**

Appendix 1

SEB AG in the SEB Group

Profit & Loss Account adapted to Swedish Accounting Principles

EUR M	2001:4	2001:3	2001:2	2001:1	2000:4
Net interest income	128	122	118	127	120
Net commission income	40	44	45	41	58
Net result of financial transactions	- 3	6	5	7	10
Other income	14	9	11	36	5
Total income	**179**	**181**	**179**	**211**	**193**
Staff costs	- 69	- 77	- 80	- 82	- 77
Other operating costs	- 70	- 66	- 62	- 65	- 81
Total costs	**- 139**	**- 143**	**- 142**	**- 147**	**- 158**
Net credit losses etc*	- 14	- 14	- 15	- 10	- 18
Net result from associated companies		1			2
"External" Profit	**26**	**25**	**22**	**54**	**19**
One-off items				- 27	
"Normal" Profit	**26**	**25**	**22**	**27**	**19**

*including change in value of seized assets and write-down of financial fixed assets

At the beginning of 2001 the reserves amounted to EUR 463,5 M. The allocation and utilisation during 2001 is showned in the table below:

Allocation and utilisation of reserves

EUR M	Reserve for credit losses	Sozial plan	Restructuring reserves	Total
Opening balance 2001	112,3	67,1	284,1	463,5
Utilised Q 1		-23,4	-26,7	-50,1
Utilised Q 2	-0,6	-6,9	-27,6	-35,1
Utilised Q 3		-6,8	-34,7	-41,5
Utilised Q 4	-8,0	-5,2	-42,5	-55,7
Closing balance 31 December 2001	**103,7**	**24,8**	**152,6**	**281,1**

Of the utilisation of the restructuring reserve (EUR 152,6 M)
EUR 50,7 M covers the change of brand name from BfG to SEB.

Appendix 2
SEB Trygg Liv

SEB Trygg Liv focuses on the sale and administration of unit-linked insurance products as well as their equivalents for account of the traditional mutual life insurance businesses in Nya Livförsäkringsaktiebolaget SEB Trygg Liv and Gamla Livförsäkringsaktiebolaget SEB Trygg Liv. These two mutual entities are not consolidated in the SEB Trygg Liv Holding group, which only receives a fee for administrative and sales services provided. From an accounting point of view the life business differs from that of traditional banking, why SEB Trygg Liv's accounts are presented separately in this Appendix.

The market for individual life, pension and endowment products was negatively affected by the turbulence on world stock markets. The downward trend since the first quarter of 2000 reached a low point during September 2001, after which a significant recovery has taken place. However, uncertainty still prevails. The demand for single premium endowment policies has declined during the year as a result of stock market trends and uncertainty in general business forecasts, while the market for corporate pension plans is more stable.

SEB Trygg Liv sales, i.e. new premiums and extra payments under existing insurance contracts, totalled SEK 28,645 M (31,467) measured as weighted volume in accordance with Swedish standards (single premium plus regular premium times ten). The decline was 9 per cent compared to premium income decrease of 16 per cent. This was due to an increase in the corporate-paid regular premium business. A significant portion of the decline occurred in the first quarter. In accordance with the market trend, the decline in volume is in single premium endowment policies for the private sector. Unit linked products accounted for the main portion, 75 per cent (89), of the business written. The change from last year was due to the unstable stock market conditions, which favour traditional life products.

Premium income (premiums paid) decreased by 16 per cent, to SEK 15,528 M (18,532). During the fourth quarter market values recovered, contributing to an increase in assets under management by SEK 13 billion or 7 per cent. The full year effect was a decrease of SEK 18 billion or 7 per cent, to SEK 227 billion (245) as a result of declining market values.

Total income (administration fees, fund-related and other unit-linked charges and interest) decreased by 10 per cent, mainly as a result of lower asset values compared to last year.
Operating expenses and other costs decreased by 5 per cent, excluding restructuring costs of SEK 55 M. Actions taken include discontinuing of sales activities in Norway and Finland, closing own telephone sales operations in favour of existing telephone sales channels within the Bank and critically reviewing personnel requirements within all functions , including the use of consultants. Net of deferred acquisition costs, total costs remained on the same level as last year.

Total result from ongoing business was SEK 1,162 M (1,317). This corresponds to a return on allocated capital of 21.5 per cent. However, total result was affected by short-term market fluctuations and changes in assumptions. This led to a total result net of SEK 583 M (423).
Operating result, i.e. before changes in surplus value amounted to SEK -79 M (86).

An insurance company´s costs for an insurance policy mainly arise when the contract is written. On the other hand, income accrues regularly throughout the duration of the policy. This means that in periods of rapid growth in the insurance portfolio, actual costs exceed income, which thus has a negative impact on the operating result. At the same time, surplus values in operations increase. In order to provide a more true presentation of the life insurance business, the total result is presented including the current period change in surplus values being the present value of future profits from existing insurance contracts (see page 3 for details). The calculation of surplus values includes the unit linked business and, to a lesser extent, the assignment contracts with the traditional life operation which is conducted on a mutual basis.

When determining the surplus values in the insurance portfolio an annual unit fund value growth of 6 per cent, i.e. 1.5 per cent per quarter, is assumed. A higher or lower actual growth rate due to short-term market fluctuations during a given period will result in positive or negative financial effects. During 2001 the aggregate growth in unit funds was –14 per cent (-9) resulting in negative financial effects of SEK –1,199 M.

Volumes, SEK M	**2001**	**2000**
Sales volume weighted (10 x regular + single)		
Traditional life insurance	7,034	3,548
Unit-linked insurance	21,611	27,919
	28,645	**31,467**
Premium income		
Traditional life insurance	5,521	4,838
Unit-linked insurance	10,007	13,694
	15,528	**18,532**
Assets under management	Dec 31	Dec 31
Traditional life insurance	168,300	184,400
Unit-linked insurance	58,200	61,000
	226,500	**245,400**

Surplus value assumptions

Surplus value in life insurance operations is calculated on the basis of assumptions regarding the future development of signed insurance contracts and a risk-adjusted discount rate. The most important assumptions are the following:

Discount rate	9 %
Surrender of contracts	5 %
Lapse rate of regular premiums	8 %
Growth in fund units	6 %
Inflation	2 %
Mortality	According to industry experience

The discount rate has been adjusted from 11 per cent to 9 per cent effective December 31, 2001. The adjusted discount rate is in line with industry practice. The lapse rate for regular premium contracts has also been adjusted from 5 to 8 per cent. The net effect of adjustments made on the total stock of business amounts to SEK 620 M and is shown as a separate item in the change analysis.

Sensitivity analysis

The calculation of surplus value is relatively sensitive to changes in assumptions. Examples as of December 31, 2001:
Change in discount rate by 1 percentage point: an effect of SEK ±580 M
Change in unit fund growth by 1 percentage point: an effect of SEK ±500 M

New business margin

One way to analyse the result of the sales efforts is to determine the new business margin. The sales result, i.e. present value of new sales less actual selling expenses, is related to the weighted sales volume. The volume as well as the present value will vary significantly with the product mix. For 2001 a lower weighted volume is reported, but as the portion of regular premium business is higher than last year, the impact on present value of sales is limited. The margin has also improved due to lower sales costs.

SEK M	**2001**	**2000**
Sales volume weighted (regular + single/10 according to international standards)	2,865	3,147
Present value of new sales	1,222	1,307
Selling expenses (before deferred acquisition costs)	-1,029	-1,126
New business profit	193	181
New business margin (11 % discount rate)	6.7 %	5.8 %
New business margin (9 % discount rate)	**11.1 %**	**8.8 %**

Profit and loss account, SEK M	**2001**	**2000**
Administration agreements, traditional life insurance	378	349
Unit-linked insurance	949	1,070
Risk operations and other	166	232
Total income	**1,493**	**1,651**
Operating expenses	-1,703	-1,707
Capitalisation of acquisition costs	231	275
Goodwill and other	-100	-133
Total costs	**-1,572**	**-1,565**
Operating result	**-79**	**86**
Change in surplus values [1]	1,241	1,231
Total result on-going business	**1,162**	**1,317**
Change in assumptions	620	-80
Financial effects due to short term fluctuations	-1,199	-814
Total result net	**583**	**423**
Expense ratio per cent [2]	11.0%	9.2%
Return on allocated capital after tax, per cent [3]		
Excluding change in assumptions and short term fluctuations	21.5%	24.3%
Including change in assumptions and short term fluctuations	10.8%	7.8%

Notes

[1] After deduction for change in capitalised acquisition costs

[2] Operating expenses as percentage of premiums earned

[3] Allocated capital SEK M 3,900

Change in surplus value by quarter

Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.

From 2001 deferred acquisition costs are depreciated over a 10 year time period (5 years until 2001). This is due to the relative increase in sales of corporate pension schemes with longer duration.

Balance of surplus value (after deduction of capitalised acquisition costs)	**0112**	**0109**	**0106**	**0103**	**0012**
Opening balance	3,112	3,592	3,228	3,479	3,748
Present value of new sales [1]	214	292	405	311	391
Return on existing policies	156	155	155	155	143
Realised surplus value in existing policies	-177	-179	-196	-161	-188
Actual outcome compared to assumptions [2]	129	179	-113	147	213
Current change from operations	**322**	**447**	**251**	**452**	**559**
Change in assumptions	620	0	0	0	2
Financial effects from to short term fluctuations [3]	189	-903	159	-644	-753
Total change in surplus values before deduction of capitalised acquisition costs	**1,131**	**-456**	**410**	**-192**	**-192**
Capitalisation of acquisition cost for the period	-178	-125	-149	-164	-155
Amortisation of capitalised acquisition cost	76	101	103	105	78
Total change in surplus values [4]	**1,029**	**-480**	**364**	**-251**	**-269**
Closing balance [5]	**4,141**	**3,112**	**3,592**	**3,228**	**3,479**

1) Sales defined as new contracts and extra premiums on existing contracts

2) The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of extensions of contracts as well as cancellations. Also included is the estimated cost of solvency, which increases with growth in fund values. However, the actual income and administrative expenses are included in full in the operating result.

3) Assumed unit growth is 6 per cent, i e 1.5 per cent per quarter. Actual growth during the last quarter was –14 per cent
(-9) resulting in negative financial effects of SEK –1,199 M (-814).

4) Prepaid acquisition costs are capitalised in the accounts and amortised over 10 years. Effective 2001, amortisation has been extended to 10 years for deferrals beginning 2001 as a result of the change in product mix towards regular premium business. Accordingly, the reported change in surplus values is adjusted by the net effect in the period.

5) Estimated surplus value according to the above is not included in the statutory balance sheet.

Appendix 3

Credit exposure* by industry

M SEK

	31Dec.2001	%	*of which SEB AG*	%	31 Dec.2000	%	*of which SEB AG*	%
Corporate and banks								
Banks [1]	181 918	19,1	*68 389*	*19,2*	171 707	18,4	*69 546*	*19,9*
Finance and insurance	48 835	5,1	*7 255*	*2,0*	44 330	4,8	*8 664*	*2,5*
Property management	116 575	12,2	*71 261*	*20,0*	113 888	12,3	*62 896*	*17,9*
Wholesale and retailing, hotels and restaurants	37 266	3,9	*7 384*	*2,1*	38 649	4,2	*9 257*	*2,6*
Transportation	33 318	3,5	*1 475*	*0,4*	35 195	3,8	*1 203*	*0,3*
Other service sector	42 400	4,4	*12 831*	*3,6*	24 977	2,7	*91*	*0,0*
Construction	10 909	1,1	*2 903*	*0,8*	10 110	1,1	*3 541*	*1,0*
Manufacturing	89 162	9,3	*8 604*	*2,5*	84 816	9,2	*10 447*	*3,0*
Other	81 344	8,6	*25 932*	*7,4*	87 829	9,5	*36 964*	*10,5*
	641 727	**67,2**	***206 034***	***58,0***	**611 501**	**66,0**	***202 609***	***57,7***
Public administration								
Swedish municipalities, County Councils	14 759	1,5	-	-	16 235	1,8	-	-
Swedish municipality-owned companies	28 793	3,0	-	-	26 993	2,9	-	-
German and Baltic Municipalities and Federal states	53 566	5,7	*52 779*	*14,8*	48 928	5,3	*48 924*	*13,9*
	97 118	**10,2**	***52 779***	***14,8***	**92 156**	**10,0**	***48 924***	***13,9***
Households								
First mortgage loans [2]	145 549	15,2	*68 129*	*19,2*	134 217	14,5	*66 779*	*19,1*
Other loans	70 471	7,4	*28 546*	*8,0*	73 431	7,9	*32 666*	*9,3*
	216 020	**22,6**	***96 675***	***27,2***	**207 648**	**22,4**	***99 445***	***28,4***
Not distributed by sector of industry	**0**	**-**	**-**	**-**	**15 141**	**1,6**	**-**	**-**
Total credit portfolio	**954 865**	**100,0**	***355 488***	***100,0***	**926 446**	**100,0**	***350 978***	***100,0***
Repos [2]								
Credit institutions	52 512	-			36 193		-	
Gneral public	52 552	-			53 159		-	
	105 064	**-**			**89 352**		**-**	

**The total credit exposure includes in addition to the lending to the public also exposure on credit institutions and both on and off balance sheet items.*

1. Including National Debt Office
2. Excluding first mortgage loans through the Baltic subsidiaries of the bank which are shown under Other loans Repo (repurchase agreement) refers to a transaction through which one party sells a security at call, while at the same time agreeing to repurchase the same type of security forward.

Geographical Distribution

The geographic composition of the credit portfolio has been stable during the year with approximately
40 per cent of the credit exposure related to Sweden, followed by Germany with approximately 35 per cent.

Exposure on emerging markets represents 1.2 per cent (1.5) of the total credit portfolio. The exposure has decreased since the year-end 2000 by approximately SEK 1.8 billion and amounted to net SEK 9.7 billion (11.5) after deduction of provisions for possible lending losses. Asia accounted for a major part of the decline.

Exposure on emerging markets, geographically distributed, SEK M

	Total	*of which SEB AG*
Asia[1]	**3 340**	**293**
Hong Kong	386	69
China	608	63
Other Specified Countries [2]	1 629	64
Latin America [3]	**3 975**	**333**
Brazil	2 180	15
_Argentina	263	**36**
Eastern- and Central Europe [4, 6]	**1 697**	**915**
Russia	665	291
Africa and Middle East [5]	**2 719**	**316**
Turkey	751	1
Total, Gross	**11 731**	1 857
Provision	2 008	857
Total, Net	**9 723**	**1 000**

1. e.g. Hong Kong, China, India, Pakistan, Taiwan and Macao and Note 2
2. e.g. Philippines, Malaysia, Thailand, Korea and Indonesia
3. e.g.Brazil, Argentina, Mexico and Peru
4. e.g.Russia, Estonia, Latvia, Lithuania, Poland, Czech Republic, Slovakia, Romania, Hungary, Slovenia, Croatia, Kazakhstan and Ukraine
5. e.g.Turkey, Iran, Saudi Arabia, Egypt, Israel, South Africa, Ethiopia and Algeria
6. *Exposure through the Baltic subsidiaries of the bank is not included*

Appendix 4

Capital base for the SEB Financial Group of Undertakings

	December 2001	
Shareholders' equity in the balance sheet	44 292	
./. Proposed dividend to be decided by the Annual General Meeting	-2 818	
./. Deductions from the financial group of undertakings	-1 139	1)
= Shareholders' equity in the capital adequacy	40 334	
Core capital contribution	1 861	
Minority interest	1 239	
./. Goodwill	-4 775	2)
= Core capital (tier 1)	38 660	
Dated subordinated debt	11 146	
./. Deductions for remaining maturity	-3 150	
Perpetual subordinated debt	16 869	
= Supplementary capital (tier 2)	24 864	
./. Deductions for investements in insurance companies	-8 610	3)
./. Deductions for other investments outside the financial group of undertakings	-543	
= Capital base	54 370	

To note:

The deduction (1) from shareholders equity in the consolidated balance sheet consists mainly of non-restricted equity in subsidiaries (insurance companies) that are not consolidated in the financial group of undertakings.

The minority interest and goodwill that is included in the capital base differ from the amounts stated in the balance sheet due to the inclusion of companies in the capital adequacy calculation that are not consolidated in the Group's balance sheet.

Goodwill in (2) includes only goodwill from acquisitions of companies in the financial group of undertakings, i.e. not insurance companies. Goodwill from acquisitions of insurance companies is deducted from the capital base (3).



File No. 82-3637.

Stockholm, Mars 7, 2002

PRESS RELEASE

Annual general meeting in SEB on April 10

Skandinaviska Enskilda Banken AB (publ) has today given notice of the Annual General Meeting to be held on Wednesday 10 April, 2002 at 12.30 p.m. at Cirkus, Djurgårdsslätten, Stockholm.

The Board proposes a dividend of SEK 4 per A share and C share, respectively.

Re-election to the Board of Directors has been proposed for the following Directors: Jacob Wallenberg, Penny Hughes, Urban Jansson, Tuve Johannesson, Hans-Joachim Körber, Carl Wilhelm Ros, Lars H Thunell and Gösta Wiking.

As new member, Marcus Wallenberg, President of Investor AB is proposed to be elected. Claes Dahlbäck has declined re-election.

As a deputy Director is suggested Lars Gustafsson, Executive Vice President and Deputy Group Chief Executive.

More information about the Annual General Meeting is available on www.seb.net. Registration can also be done at the same Internet address or in writing to the Bank under address: Group Legal, KA2, SE-106 40 Stockholm, or by telephone between 9 a.m. and 4.30 p.m. within Sweden, telephone number 020-23 18 18 and from abroad at telephone number +46 771 23 18 18 not later than Thursday, April 4, 2002, at 1 p.m.

SEB is a European financial group for companies and private individuals. SEB has a total of 630 branch offices in Sweden, Germany and the Baltic countries and a total of 4 million customers, including 1 million internet clients. SEB Group has SEK 1,199 billion in total assets and SEK 816 billion in assets under management.
The Group has 20,950 employees. Read more about SEB at www.seb.net

---

For further information, please contact:

Gunilla Wikman, Head of Group Communications, tel +46 8 7638125 or mobile +46 70 7638125
Boo Ehlin, Press Officer, tel +46 8 7638577 or mobile +46 70 7638577



File No. 82-3637.

Stockholm den 4 juni 2002

PRESSMEDDELANDE

SEB´s annual report on the net

The SEB Group´s annual report for 2001 will be available on www.seb.net as from 9.00 a.m. 15 March 2002. The distribution of the printed version will start on 22 March.

For additional information, please contact:
Gunilla Wikman, Head of Group Communications +46- 08-763 8125
Per Anders Fasth, Head of Group Investor Relations, + 46- 8- 763 95 66
Annika Halldin, Responsible for financial information, + 46 8 763 85 60
Laurence Westerlund, Investor Relations + 46 8 763 86 27

SEB is a banking group focusing on large companies, institutions and private individuals in Northern Europe. THE SEB Group has SEK 871 billion in total assets and SEK 1,163 billion in assets under management by year end 2001. SEB has 675 branch offices around Sweden, Germany and the Baltic States and a total of 4 million customers, of whom a little over one million are e-banking customers. The SEB Group is represented in some 20 countries around the world and has a staff of 20,700. Read more about SEB at www.seb.net

File No. 82-3637.



Stockholm, 19 March 2002

PRESS RELEASE

New Head of Investment Management within SEB

Johan Magnusson has been appointed **Head of Investment Management** within SEB Asset Management. He will assume his new position on 15 May 2002.

Johan Magnusson has more than 17 years of asset management experience. He joined SEB in 1998 in connection with the acquisition of ABB Investment Management, where he held the position as President of the Swedish operations. His most recent assignment is as Head of Private Clients at Enskilda Banken, and before that he was responsible for building up its "Strategi & Analys" entity

Investment Management is responsible for portfolio management within SEB Asset Management with a total of SEK 567 billion in assets under management.

For further information, please contact:
Harry Klagsbrun, Head of SEB Asset Management, telephone 08-788 62 80, 070-618 62 80
Johan Magnusson, telephone 08-763 60 28, 070-763 60 28

File No. 82-3637.



Stockholm, April 10, 2002

PRESS RELEASE

Marcus Wallenberg new member of SEB Board of Directors

At the Annual General Meeting of SEB on Wednesday (April 10), Board members Jacob Wallenberg, Penny Hughes, Urban Jansson, Tuve Johannesson, Hans-Joachim Körber, Carl Wilhelm Ros, Lars Thunell and Gösta Wiking were re-elected. Marcus Wallenberg, President of Investor, was elected as a new member. Claes Dahlbäck, Chairman of Investor, had declined re-election.

Lars Gustafsson, Executive Vice President and Deputy Group Chief Executive, Head of Group Staffs and Head of the SEB Baltic & Poland Division, was elected as deputy member.

At the statutory Board meeting held in conjunction with the Annual General Meeting, Jacob Wallenberg was elected Chairman. Marcus Wallenberg and Gösta Wiking were elected Deputy Chairmen.

The Board fee was decided to SEK 4.4 M.

A dividend of SEK 4 per share was approved, with a record date of April 15, 2002.

The Meeting also resolved to authorise the Board to decide on the acquisition and sale, via the Stockholm Exchange, and the transfer of a maximum of 7,000,000 of the company's own Series A shares for the employee stock option programme. The authorisation is effective until the Annual General Meeting in 2003. Acquisition and sale shall be at a price within the registered price interval at any given time on the Stockholm Exchange. The purpose of the repurchase is to achieve a cost-efficient hedging arrangement for SEB's employee stock options programme for 2002.

In addition, it was resolved that a maximum of 7,000,000 repurchased shares may be transferred to holders of options in the 2002 employee stock option programme. The transfer may take place during the period March 7, 2005 – March 6, 2009 for SEK 106.20 per share and in other respects in accordance with the terms and conditions of the programme.

A repurchase in 2001 would have resulted in an increase in return on shareholders' equity from 11.91 per cent to 11.95 per cent and earnings per share would have risen from SEK 7.17 to SEK 7.24. At the same time, the core capital ratio would have declined from 7.71 per cent to 7.57 per cent and the total capital ratio from 10.84 per cent to 10.71 per cent.

For further information contact:
Gunilla Wikman, Head of Group Communications, tel +46-8-763 81 25 or
mobile +46-70-763 81 25
Annika Halldin, Responsible for financial information, + 46-8-763 85 60

File No. 82-3637.



Stockholm, 7 May 2002

PRESS RELEASE

Interim report January-March 2002

- **The Group's Change Programme on track**
- **Operating result* SEK 2 billion, in spite of weak market**
- **Total costs down by 9 per cent**
- **Credit losses on a low level**

- Total income was down 7 per cent on a comparable basis, whereof:
  -Net interest income rose by 8 per cent to SEK 3,341 M.
  -Net commission income decreased by 13 per cent, to SEK 2,541 M.
- Return on equity was 12.4 per cent (18.4); earnings per share amounted to SEK 1.98 (2.78).

* Includes pension compensation of SEK 294 M (298). The statutory operating profit (excluding pension compensation) amounted to SEK 1,722 M (2,491).

Operating result: SEK 2 billion

Operating result, including pension compensation, amounted to SEK 2,016 M (2,789). The comparison with the first quarter 2001 was affected by one-off items, restructuring costs and currency translation differences. Adjusted for these items affecting comparability, the operating result decreased by 5 per cent compared to the first quarter 2001, mainly due to the falling stock markets resulting in lower net commission income. Compared to the fourth quarter 2001 the operating result increased by 4 per cent. Also in comparison with the second and third quarter 2001, the operating result was better. Operating result equals profit before tax.

Net profit (after tax) amounted to SEK 1,393 M (1,960).

Changes in accounting principles

SEB is following the Swedish Financial Supervisory Authority's recommendations regarding reporting of insurance operations for the statutory accounts and from now on also for the operational accounts. This implies that the result from insurance operations are reported according to the same principles as associated companies – one-line accounting. This change has no impact on the Group's or the divisions' operating results.

In order to provide a complete overview of the Group's operations SEB Trygg Liv is reported separately – including changes in surplus values.

Net interest earnings up, net commission income down

Total income amounted to SEK 7,048 M (7,963). Adjusted for one-off items and currency translation differences, income decreased by 7 per cent.

Net interest income amounted to SEK 3,341 M (3,059), an increase by 8 per cent on a comparable basis. The improvement is due to increased volumes and higher margins.

Net commission income decreased by 13 per cent to SEK 2,541 M (2,904). Net commission income decreased, mainly due to the weak stock market development.

Net result of financial transactions decreased to SEK 654 M (983). The result is well in line with the three preceding quarters but lower than the favourable first quarter 2001.

Other income was SEK 512 M (1,017). Capital gains within the normal business operations were SEK 280 M (3). During the same period last year, the group had one-off capital gains amounting to SEK 760 M. Adjusted for one-off items and other items affecting comparability other income was down 11 per cent.

Reduced costs – lowest cost level since 1999

Total costs amounted to SEK 4,811 M (5,144). Adjusted for restructuring costs SEK 91 M and currency translation difference, total costs decreased by 9 per cent.

Staff costs, gross, were virtually unchanged and amounted to SEK 2,899 M (2,902). Staff costs, net, were also unchanged SEK 2,605 M (2,604). In staff costs, gross, compensation for pension costs is not included and amounted to SEK 294 M (298), including the pension insurance scheme that has replaced the previous profit-sharing system. There were no major differences in performance-related compensation between the quarters. This implies that the development of staff costs has fully offset the general salary increase primarily through efficiency improvement measures.

The average number of full time equivalents amounted to 19,439 (19,832) in the first quarter of 2002.

Total IT-costs were reduced to SEK 1.0 billion (1.3). IT-costs are here defined as a calculated cost for all IT-related activities including costs for own personnel. Of these calculated costs SEK 445 M (598) represented external costs.

Depreciation amounted to SEK 368 M (403), of which amortisation of goodwill accounted for SEK 135 M (133).

In addition to the *restructuring costs* that occurred 2001, another SEK 200 M will arise during 2002, of which SEK 91 M was charged in the first quarter.

The acquisition of BfG in January 2000 resulted in a difference of SEK 3.3 billion between equity and purchase price. The allocation and utilisation of the negative goodwill is described in an appendix on www.seb.net.

Credit losses remained on a low level

The Group's *net credit losses*, including changes in the value of assets taken over, amounted to SEK 189 M (134), of which SEK 98 M (100), in SEB Germany. The credit loss level was 0.12 per cent (0.08).

Insurance operations

According to the Financial Supervisory Authority's recommendations, the result for the complete insurance operations should be accounted on one line. SEB Group's result for the insurance operations (non-life, life and goodwill amortisation) amounted to a loss of SEK 24 M (gain: 150).

SEB Trygg Liv's total result from ongoing business (excluding financial effects of short-term market fluctuations) was SEK 249 M (349). This result is not consolidated with the SEB Group. The division's operating result is included in the Group's result with a gain of SEK 10 M (loss: 44).

The operating result for non-life insurance, mainly run-off, amounted to SEK 6 M (241). Capital gains of SEK 126 M from bond portfolio sales were included in the first quarter 2001.

Change programme starts yielding result
During 2001 SEB decided to start a change programme called "3 C" which stands for Customer satisfaction, Cross-servicing and Cost efficiency.

The programmes for increased Customer satisfaction and Cross-servicing within and between the divisions, aiming for medium and long-term revenue enhancements, are running according to plan.

The short-term aim for the Cost reduction programme is to reduce SEB's annual total costs by SEK 3 billion, or SEK 2.5 billion net, with full effect as from the first quarter 2003, including external costs for SEB Trygg Liv.

During the first quarter 2001 the annualised cost level was SEK 22.5 billion, while the corresponding cost level for the second half of 2001 amounted to SEK 21.5 billion. The actual costs for the first quarter 2002 imply an annual cost level of slightly below SEK 21 billion. The objective, which should be reached during the first quarter 2003, is an annual cost level of SEK 20 billion (everything else equal and including SEB Trygg Liv).

Examples of activities that have been implemented during the first quarter are: fewer external consultants, close down of one of the Group's call centres, establishment of common shared-service units and close down of old IT-systems.

Excess value of approximately 9 billion in pension funds
As of 31 March 2002, total assets in SEB's pension funds amounted to SEK 18.0 billion, while commitments were SEK 9.2 billion. Accordingly the excess value amounted to SEK 8.8 billion.

Credit portfolio
The overall development of the credit portfolio continues to be stable. During the first quarter the total credit exposure, including contingent liabilities and derivative contracts, increased by 3.6 per cent, to SEK 989 billion, with the main part of the increase related to the banking sector.

As per 31 March 2002, SEB's loan and leasing volume, excluding repos, amounted to SEK 726 billion (718).

Credit exposure within the German subsidiary bank SEB AG continued to decline in most segments with the exception of public administration. The household sector still represents the largest segment in the German portfolio, 26 per cent. Overall the property management sector's share remained stable, however SEB Hypothekenbank AG's relative share has increased.

The Baltic credit volumes continued to increase in local currencies. In SEK the Baltic credit portfolio remained at the level of approximately SEK 30 billion.

Credit exposure on the telecommunications industry (operators and manufacturing companies) amounted to approximately SEK 15 billion. Lending to the IT sector totalled approximately SEK 4 billion.

As per 31 March, *doubtful claims*, gross, amounted to SEK 15,134 M (15,822 in the end of 2001). SEK 7,578 M (8,161) of the doubtful claims are non-performing loans (loans where interest and amortisation are not paid) and SEK 7,556 M (7,661) are performing loans. The level of non-performing loans was 0.56 per cent (0.58). Total level of doubtful claims, net, was 1.33 per cent (1.37). The volume of pledges taken over amounted to SEK 266 M (265).

As from 2002, the Financial Supervisory Authority has introduced regulations for group provisions for individually appraised receivables. Today, the changed regulations do not imply any change for necessary provisions on Group level and therefore have no effect on SEB Group's results. SEB will adjust its accounting of doubtful claims and reserves to the new regulations during 2002.

Capital base and capital adequacy

The capital base for the financial group of undertakings (excluding the insurance companies) amounted to SEK 53.6 billion as of 31 March 2002, (54.4 by the end of 2001). Core capital was SEK 38.7 billion (38.7), of which SEK 1.9 billion constituted so-called core capital contribution. The risk-weighted assets amounted to SEK 479 billion (501). The decline is explained by a strengthened Swedish krona and effects from the capital rationalisation programme within Merchant Banking.

As of 31 March 2002, *core capital ratio* was 8.1 per cent (7.7) and *total capital ratio* was 11.2 per cent (10.8). The Group's long-term goals to maintain a core capital ratio of at least 7 per cent and a total capital ratio of not less than 10.5 per cent have thus been met.

Decisions at the Annual General Meeting

At the Annual General Meeting on 10 April 2002, Marcus Wallenberg (CEO Investor) was elected new member of the SEB Board of Directors. Marcus Wallenberg replaced Claes Dahlbäck, who had declined re-election. Lars Gustafsson, Deputy Group Chief Executive, was appointed new deputy member of the Board of Directors. The dividend was fixed to an unchanged SEK 4.00 per share. Furthermore, the Annual General Meeting resolved to authorise the Board to decide on the acquisition and sale of own shares, via the Stockholm Exchange, for hedging of the employee stock options programme.

Repurchase of own shares

On 6 May, the Board of Directors decided to acquire 7 million of SEB's own Series A shares for hedging of the employee stock options programme as decided at the Annual General Meeting. The acquisition should take place immediately at a price within the registered price interval at any given time on the Stockholm Exchange. The purpose of the repurchase is to achieve a cost efficient hedging arrangement for SEB's employee stock options programme for 2002. SEB has not repurchased own shares earlier, with exception for its equity business.

For 2001, a repurchase would have implied an increase of return on equity from 11.91 per cent to 11.95 per cent and an improvement of earnings per share from SEK 7.17 to SEK 7.24. At the same time the core capital ratio would have decreased from 7.71 per cent to 7.57 per cent and the total capital ratio would have declined from 10.84 per cent to 10.71 per cent.

Stockholm, 7 May 2002

Lars H. Thunell
President and Group Chief Executive

Financial information during 2002

22 August Interim report January-June
7 November Interim report January-September

More detailed information including a description of SEB Trygg Liv's development and result is presented on the Internet (www.seb.net).

This Interim Report has not been reviewed by the Auditors of the Bank.

SEB Group

Operational Profit and Loss Account

SEK M	Jan-March 2002	Jan-March 2001	Change, per cent	Full year 2001
Net interest income	3 341	3 059	9	13 011
Net commission income	2 541	2 904	-13	11 186
Net result of financial transactions	654	983	-33	2 987
Other operating income	512	1 017	-50	2 015
Total income	**7 048**	**7 963**	**-11**	**29 199**
Staff costs	-2 899	-2 902		-11 796
Pension compensation	294	298	-1	1 002
Other operating costs	-1 747	-2 137	-18	-8 282
Amortisation of goodwill	- 135	- 133	2	- 553
Depreciation and write-downs	- 233	- 270	-14	-1 084
Merger and restructuring costs	- 91			- 661
Total costs	**-4 811**	**-5 144**	**-6**	**-21 374**
Net credit losses etc *	- 189	- 134	41	- 547
Write-downs of financial fixed assets		- 48		- 69
Net result from associated companies	- 8	2		- 20
Operating result from insurance operations**	- 24	150	-116	- 36
Operating result	**2 016**	**2 789**	**-28**	**7 153**
Taxes	- 608	- 800	-24	-2 058
Minority interests	- 15	- 29	-48	- 44
Net profit for the year	**1 393**	**1 960**	**-29**	**5 051**

* Including change in value of seized assets

** Result from SEB Trygg Liv, non-life and goodwill amortisation

Key figures

	Jan-March 2002	Jan-March 2001	Full year 2001
Return on equity, %	12.4	18.4	11.9
Return on total assets, %	0.48	0.69	0.43
Return on risk-weighted assets, %	1.09	1.55	0.99
Earnings per share, SEK	1.98	2.78	7.17
Cost/income ratio	0.68	0.65	0.74
Lending loss level, %	0.12	0.08	0.09
Provision ratio for doubtful claims, %	43.0	48.8	44.6
Level of doubtful claims, %	1.33	1.39	1.37
Level of non-performing loans, %	0.56		0.58
Total capital ratio, %	11.19	10.27	10.84
Core capital ratio, %	8.08	7.08	7.71
Number of full time equivalents, average	19 439	19 832	19 618
Number of e-banking customers, thousands	1 177	895	1 128
Asset under management, SEK billion	850	830	871
Risk-weighted assets, SEK billion	479	515	501

Operational Profit and Loss Account, quarterly

SEK M	2002:1	2001:4	2001:3	2001:2	2001:1
Net interest income	3 341	3 498	3 300	3 154	3 059
Net commission income	2 541	2 901	2 517	2 864	2 904
Net result of financial transactions	654	691	769	544	983
Other operating income	512	328	298	372	1 017
Total income	**7 048**	**7 418**	**6 884**	**6 934**	**7 963**
Staff costs	-2 899	-2 963	-2 870	-3 061	-2 902
Pension compensation	294	236	237	231	298
Other operating costs	-1 747	-2 176	-1 941	-2 028	-2 137
Amortisation of goodwill	- 135	- 150	- 136	- 134	- 133
Depreciation and write-downs	- 233	- 262	- 278	- 274	- 270
Merger and restructuring costs	- 91	- 358	- 233	- 70	
Total costs	**-4 811**	**-5 673**	**-5 221**	**-5 336**	**-5 144**
Net credit losses etc *	- 189	- 206	- 141	- 66	- 134
Write-downs of financial fixed assets		- 20	- 1		- 48
Net result from associated companies	- 8	- 38	- 6	22	2
Operating result from insurance operations**	- 24	- 34	- 54	- 98	150
Operating result	**2 016**	**1 447**	**1 461**	**1 456**	**2 789**

* Including change in value of seized assets

** Result from SEB Trygg Liv, non-life and goodwill amortisation

Operational Profit and Loss Account by division

Jan-March 2002, SEK M	Nordic Retail & Private Banking	Corporate & Institutions	SEB Germany	SEB Asset Management	SEB Baltic & Poland	SEB Trygg Liv	Other incl eliminations	SEB Group
Net interest income	1 050	1 019	961	20	334		- 43	3 341
Net commission income	838	895	412	326	133		- 63	2 541
Net result of financial transactions	50	517	6	2	56		23	654
Other operating income	50	97	155	4	12		194	512
Total income	**1 988**	**2 528**	**1 534**	**352**	**535**		**111**	**7 048**
Staff costs	- 763	- 849	- 672	- 117	- 179		- 319	-2 899
Pension compensation	127	61		13	1		92	294
Other operating costs	- 616	- 579	- 403	- 86	- 103		40	-1 747
Amortisation of goodwill		- 14		- 2	- 12		- 107	- 135
Depreciation and write-downs	- 12	- 31	- 79	- 6	- 55		- 50	- 233
Merger and restructuring costs	- 40	- 31					- 20	- 91
Total costs	**-1 304**	**-1 443**	**-1 154**	**- 198**	**- 348**		**- 364**	**-4 811**
Net credit losses etc *	- 32	- 11	- 98		- 49		1	- 189
Net result from associated companies	- 18	1	18				- 9	- 8
Operating result from insurance operations					6	10	- 40	- 24
Operating result	**634**	**1 075**	**300**	**154**	**144**	**10****	**- 301**	**2 016**

* Including change in value of seized assets

** Result on ongoing business in SEB Trygg Liv amounted to SEK 249 M.

SEB Group

Statutory Profit and Loss Account

SEK M	Jan-March 2002	Jan-March 2001	Change, per cent	Full year 2001
Income				
Interest income	*11 505*	*13 853*	*-17*	*53 616*
Interest costs	*-8 164*	*-10 794*	*-24*	*-40 605*
Net interest income	3 341	3 059	9	13 011
Dividends received **	14	28	-50	95
Commission income	*2 975*	*3 416*	*-13*	*13 039*
Commission costs	*- 434*	*- 512*	*-15*	*-1 853*
Net commission income	2 541	2 904	-13	11 186
Net result of financial transactions **	654	983	-33	2 987
Other operating income	498	989	-50	1 920
Income from banking operations	**7 048**	**7 963**	**-11**	**29 199**
Costs				
Staff costs	-2 899	-2 902	0	-11 796
Other administrative and operating costs	-1 747	-2 137	-18	-8 282
Depreciation and write-downs of tangible and intangible fixed assets ***	- 368	- 403	-9	-1 637
Merger and restructuring costs	- 91			- 661
Costs from banking operations	**-5 105**	**-5 442**	**-6**	**-22 376**
Profit/loss from banking operations before credit losses	**1 943**	**2 521**	**-23**	**6 823**
Net credit losses	- 187	- 149	26	- 549
Change in value of seized assets	- 2	15	-113	2
Write-downs of financial fixed assets		- 48	-100	- 69
Net result from associated companies	- 8	2		- 20
Operating profit from banking operations	**1 746**	**2 341**	**-25**	**6 187**
Operating profit from insurance operations ***	- 24	150	-116	- 36
Operating profit	**1 722**	**2 491**	**-31**	**6 151**
Pension compensation	294	298	-1	1 002
Profit before tax and minority interest	**2 016**	**2 789**	**-28**	**7 153**
Current tax	- 492	- 521	-6	-1 229
Deferred tax	- 116	- 279	-58	- 829
Minority interests	- 15	- 29	-48	- 44
Net profit for the year *	**1 393**	**1 960**	**-29**	**5 051**

* Earnings per share, SEK	1.98	2.78		7.17

Number of shares: 704 557 680

** Dividend on shares in Merchant Bankings tradingportfolio has been reclassified by SEK 193 M in the first quarter 2001.

*** Amortisation of goodwill for SEB Trygg Liv has been reclassified by SEK 37 M in the first quarter and SEK 147 M full year 2001.

Balance sheet

SEK M	31 March 2002	31 December 2001	31 March 2001
Lending to credit institutions	169 125	175 380	153 258
Lending to the public	650 599	634 995	612 967
Interest-bearing securities	154 053	153 033	167 051
- Financial fixed assets	*4 736*	*4 094*	*4 988*
- Financial current assets	*149 317*	*148 939*	*162 063*
Shares and participations	18 176	10 227	17 581
Assets used in the insurance operations	64 763	66 459	64 029
Other assets	112 440	123 221	132 059
Total assets	**1 169 156**	**1 163 315**	**1 146 945**
Liabilities to credit institutions	257 066	221 686	205 126
Deposits and borrowing from the public	447 544	465 243	439 591
Securities issued, etc.	189 608	194 682	200 861
Liabilities of the insurance operations	63 746	64 111	63 070
Other liabilities and provisions	137 019	143 293	164 670
Subordinated liabilities	28 233	30 008	29 882
Shareholders' equity [1]	45 940	44 292	43 745
Total liabilities and shareholders' equity	**1 169 156**	**1 163 315**	**1 146 945**

1) Change in shareholders' equity

SEK M	31 March 2002	31 December 2001	31 March 2001
Opening balance	44 292	41 609	41 609
Dividend to shareholders		-2 818	
Result, holding of own shares	7		
Employee stock option programme	68	- 1	
Translation difference	180	451	176
Net profit for the period	1 393	5 051	1 960
Closing balance	**45 940**	**44 292**	**43 745**

Cash flow analysis

SEK M	Jan-March 2002	Full year 2001	Jan-March 2001
Cash flow before changes in lending and deposits	-1 044	-4 225	-10 254
Increase (-)/decrease (+) in lending to the public	-15 868	-30 571	-7 501
Increase (+)/decrease (-) in deposits from the public	-17 699	45 356	19 704
Cash flow, current operations	-34 611	10 560	1 949
Cash flow, investment activities	- 718	-2 201	-2 414
Cash flow, financing activities	-6 849	-11 321	-1 538
Cash flow	**-42 178**	**-2 962**	**-2 003**
Liquid funds at beginning of year	43 570	46 532	46 532
Cash flow	-42 178	-2 962	-2 003
Liquid funds at end of period	**1 392**	**43 570**	**44 529**

Nordic Retail & Private Banking

The division serves 1.5 million private individuals and 120,000 small and medium-sized corporates and foundations. The majority of customers are Swedish. The main business areas are Retail Banking, Private Banking and SEB Kort (Diners, Eurocard etc). Of the division's private customers 680,000 are e-banking customers. In the Nordic area, SEB also has approximately 600,000 card customers.

Profit and loss account

SEK M	Jan-March 2002	Jan-March 2001	Change, per cent	Full year 2001
Net interest income	1 050	1 063	-1	4 328
Net commission income	838	980	-14	3 645
Net result of financial transactions	50	49	2	184
Other operating income	50	52	-4	202
Total income	**1 988**	**2 144**	**-7**	**8 359**
Staff costs	- 763	- 670	14	-2 955
Pension compensation	127	119	7	461
Other operating costs	- 616	- 871	-29	-3 239
Depreciations and write-downs	- 12	- 19	-37	- 83
Merger and restructuring costs	- 40			- 184
Total costs	**-1 304**	**-1 441**	**-10**	**-6 000**
Net credit losses etc *	- 32	- 40	-20	- 69
Net result from associated companies	- 18	- 17	6	- 64
Operating result	**634**	**646**	**-2**	**2 226**
* Including change in value of seized assets				
Cost/Income ratio	0.66	0.67		0.72
Allocated capital, SEK M	7 200	7 000		7 000
Return on capital, %	25.4	26.6		22.9
Number of full time equivalents, average	4 939	5 073		5 033

Improvements for our customers

Increased customer satisfaction and cost efficiency continued to be the main focus areas during the first quarter 2002. At the end of March, SEB presented its new savings account, "Specialkonto", with one of the most favourable interest rates in the Swedish savings market. In Sweden, the bank also has lowered its price on mortgage loans and has abolished the fee for the "Student Package" ("Studentpaket").

To further increase and facilitate the customer dialogue, SEB's website www.seb.se opened an Internet customer forum in March, enabling customers to voice comments on the bank's services and products, and thereby provide input for further business development.

As a step in the process of increasing the responsibilities and mandates of the local branch offices, the credit process was further decentralised. The decision power will be strengthened and closer to the customer, especially in the corporate market. This is done with continued stringency in follow-up and control.

The Internet services for small and medium-sized enterprises have been further expanded with a number of functions, the most important being the possibility for small corporate customers to do currency trading on the Internet - a development from SEB Merchant Banking's successful Trading Station.

Results

Despite the fact that income declined by 7 per cent mainly due to the stock market situation, the decrease in operating result was limited to 2 per cent. This was explained by a decrease of costs with 10 per cent compared to the first quarter 2001. The division's programme to cut the cost level with SEK 1 billion from July 2001 to March 2003 runs according to plan.

During this period, a number of planned measures to cut costs have been implemented: for example, a reduction of IT costs; the restructuring of the Telephone and e-Banking units, and the co-ordination and downsizing of staff functions.

In total, the number of full-time employees as per 31 March was 100 lower than at the beginning of this year.

Credit losses remain at low levels.

Retail Banking
The result for the Retail area was SEK 391 M (360) - an increase of 9 per cent, excluding restructuring costs of SEK 40 M.

In this business area, the cost-efficiency programme has resulted in a reduction of costs with 16 per cent.

Even if commissions still are affected negatively by the stock market development, the level of sales activities is rising. The implementation of a sales support- and customer information-tool, used by all distribution channels, is leading to increased cross-servicing and higher product penetration.

Private Banking
Total result for the period was SEK 167 M (199), a decrease of 16 per cent. The decline was to a large extent due to the stock market situation. However, increased business activities have resulted in a positive development regarding both new customers and new volumes.

In spite of the negative development on the Swedish stock market, there has been interest for new products launched by SEB, such as Enskilda Portfolios and other products adapted towards private customers who trade stocks intensively.

SEB Kort
SEB's card business, SEB Kort, shows a result of SEK 116 M (87). The increase is based on cost reductions of 8 per cent and increased income of 5 per cent. The international travel market has recovered since the end of last year, which positively affects the important segment of travel and entertainment cards.

Credit losses are mainly due to forgeries and frauds - however still on a much lower level than the international card business.

In February, Eurocard, for the second year, was ranked as the "best card for business travellers" by the Affärsresenären magazine.

Corporate & Institutions

The division, which is responsible for medium-sized and large corporations as well as financial institutions, comprises the Merchant Banking (which since December 2001 also includes Securities Services and parts of Mid Corporate) and Enskilda Securities business areas. The division runs operations in four Nordic countries, Germany, Great Britain, France, the United States and Singapore.

Profit and loss account

SEK M	Jan- 2002	March 2001	Change, per cent	Full year 2001
Net interest income	1 019	920	11	4 007
Net commission income	895	1 096	-18	4 431
Net result of financial transactions	517	781	-34	2 165
Other operating income	97	54	80	168
Total income	**2 528**	**2 851**	**-11**	**10 771**
Staff costs	- 849	- 897	-5	-3 762
Pension compensation	61	59	3	218
Other operating costs	- 579	- 595	-3	-2 450
Amortisation of goodwill	- 14	- 13	8	- 56
Depreciations and write-downs	- 31	- 37	-16	- 160
Merger and restructuring costs	- 31			- 35
Total costs	**-1 443**	**-1 483**	**-3**	**-6 245**
Net credit losses etc *	- 11	19	-158	149
Net result from associated companies	1			
Operating result	**1 075**	**1 387**	**-22**	**4 675**

* Including change in value of seized assets

	Jan- 2002	March 2001	Change, per cent	Full year 2001
Cost/Income ratio	0.57	0.52		0.58
Allocated capital, SEK M	15 000	15 500		15 500
Return on capital, %	20.6	25.8		21.7
Number of full time equivalents, average	3 158	3 286		3 322

Weak financial markets

The first quarter of 2001 was characterised by a stabilisation of the foreign exchange markets. Interest rates rose, both abroad and in Sweden. The development of the Swedish stock market has been weak compared to the international markets. In general, the activity on the corporate market has been lower, e.g. structured finance, mergers and acquisitions.

The Division's focus on cost efficiency proceeded according to the plan established during the autumn of 2001. The plan is expected to yield gross savings of SEK 325 M annually compared with 2001, with full effect from the first quarter of 2003.

Lower result but strong return

The lower result is mainly due to rising interest rates and the weak stock market trend. Return on allocated capital, SEK 15,000 M, was 20.6 per cent (21.7 full year 2001).

Merchant Banking

Result in the expanded Merchant Banking (including Securities Services and Mid Corporate) amounted to SEK 963 M (1,237). The decline in revenues is attributable to Merchant Banking's more mature product areas, while revenues continue to grow within the selected growth areas, such as Debt Capital Market, Securities Finance and Futures.

One reason for the decline is that revenues within Treasury Operations fell 31 per cent due to the interest rate increase. Another reason is that Securities Services' revenues were 22 per cent lower than in the preceding year due to the negative trend in the global stock markets. Securities Services' strong market position remains

unchanged, with shares of 30 and 75 per cent for Swedish and foreign customers. Despite lower result, underlying business volumes from corporate customers are stable.

Merchant Banking is ranked as number one regarding total customer relations for larger customers in Sweden as regards to quality and market share, according to a survey made by Greenwich Associates during the first quarter 2002.

The foreign exchange volumes over Merchant Banking's Internet application Trading Station have increased due to an inflow of new clients. The foreign exchange function is now also available for smaller clients via the Internet Bank for companies. Prime Brokerage, a functionality that turns to the growing Hedge-fund market, has also been introduced in Trading Station.

Merchant Banking continued to work actively with long-term reductions of cost level within the mature areas. The increased cost efficiency has and will facilitate investments in selected growth areas. Despite these investments the underlying cost level, i.e. costs excluding performance related remuneration and exchange rate effects, is in principle unchanged compared with the preceding year and SEK 115 M lower than fourth quarter 2001.

Credit losses remained at low levels.

Enskilda Securities
Results for Enskilda Securities amounted to SEK 112 M (150).

The low activity in the Nordic equity market continued during the first quarter of 2002. Total turnover fell 26 per cent compared with the same period previous year. There were few IPOs and the M&A activity continued to be low.

Despite this low activity, Enskilda Securities succeeded in retaining its strong position and was ranked number one in trading volume on the Nordic exchanges, with a combined market share of 9.2 per cent.

Enskilda Securities' total revenues for the first quarter fell 19 per cent. All product areas posted lower revenues; particularly revenues from trading declined due to the unfavourable and uncertain stock market climate. Commission income, which is the single most important source of revenue, was somewhat lower than during the fourth quarter of 2001 but at the same level as the average of the full year 2001.

Total costs before bonuses were reduced by 4 per cent compared with the same period last year. A programme to reduce costs is under way and the goal is a cost reduction of 15 per cent before bonuses for full year 2002. The number of employees has declined by 4 per cent since the first quarter of 2001.

SEB Germany

The division serves one million private customers as well as small and medium-size corporations, institutions and real estate companies all over Germany. The division does not comprise the parts (large corporate customers, trading operations and former "Skandinaviska Enskilda Banken AG), which are included within the business area Merchant Banking. Information regarding the legal unit SEB AG Group accounted in euro can be found on www.seb.net .

Profit and Loss Account

SEK M	Jan- 2002	March 2001	Change, per cent	Full year 2001
Net interest income	961	1 027	-6	4 119
Net commission income	412	347	19	1 365
Net result of financial transactions	6	13	-54	101
Other operating income	155	276	-44	551
Total income	**1 534**	**1 663**	**-8**	**6 136**
Staff costs	-672	-680	-1	-2 651
Other costs	-403	-447	-10	-1 816
Depreciation and write-downs	-79	-92	-14	-369
Total costs	**-1 154**	**-1 219**	**-5**	**-4 836**
Net credit losses etc *	-98	-100	-2	-478
Write-downs of financial fixed assets				-2
Net result from associated companies	18	20	-10	75
Operating result	**300**	**364**	**-18**	**895**

* Including change in value of seized assets

Average exchange rate SEK/EUR	9.16	9.00		9.25
Cost/Income ratio	0.75	0.73		0.79
Allocated capital, SEK M	10 200	10 500		10 800
Return on capital, %	8.5	10.0		6.0
Number of full time equivalents, average*	4 125	3 950		3 916

* Whereof 266 temporary staff working with euro conversion, during first quarter of 2001.

Weak market development

Overall, the market development in Germany was weak. Market interest rates started to rise, without any major effects on results. The stock exchange index DAX was improving, but Nemax (Neuer Markt) was still weak on a very low level. The customers remain reluctant regarding investments in equities and funds, although the sales of new funds such as "Step by Step" proceeded successfully. The number of bankruptcies increased in the corporate sector, however, without affecting the credit loss level of SEB Germany.

Lower cost level

The underlying earning capacity has improved compared with the year-earlier period, considering the one-off gain of SEK 248 M from selling shares in Deutsche Börse 2001. Total income amounted to SEK 1,534 M, a decrease by 8 per cent measured in SEK and a decrease by 9 per cent measured in EUR. Net interest income is fairly stable, whereas net commission income improved by 19 per cent, mainly due to successful sales of new funds in the Retail area.

A lower cost level of SEK 1,154 M has been achieved through the cost-efficiency programme. Costs decreased by 5 per cent measured in SEK and by 7 per cent measured in EUR. Compared with the first quarter of 2001, the staff costs have decreased and other costs are down with 10 per cent measured in SEK, excluding the costs for the EUR conversion at the beginning of this year.

Net credit losses are unchanged compared with the first quarter of 2001. SEB Germany has experienced limited negative effects from credit losses due to the economic downturn in Germany.

New sales and activities

After the cost restructuring, the focus is now gradually turned toward generating income growth. This is being achieved through weekly new sales follow-ups in the Retail area and ambitious cross-selling activities between the business areas.

Assets under management have increased to SEK 112 billion (105). Moreover, on a monthly basis, the average net sales of mutual funds during the first quarter were three times higher than in 2001. In addition, mortgage loans, both new sales and renewals, are on a significantly higher level than the average for 2001. The number of e-banking customers is growing further, as well as the usage of Internet functionality for payment transactions, etc.

SEB Asset Management

The division offers a broad spectrum of investment products for institutions, life insurance companies and individuals, ranging from low-risk portfolios to private equity and hedge funds. The division conducts its activities in Sweden, Denmark, Finland and in the U.S. and has more than 100 portfolio managers and analysts dedicated to portfolio management.

Profit and loss account

SEK M	Jan-2002	March 2001	Change, per cent	Full year 2001
Net interest income	20	30	-33	100
Net commission income	326	402	-19	1 506
Net result of financial transactions	2	1	100	14
Other operating income	4	1		11
Total income	**352**	**434**	**-19**	**1 631**
Staff costs	- 117	- 135	-13	- 567
Pension compensation	13	13		46
Other operating costs	- 86	- 111	-23	- 432
Amortisation of goodwill	- 2	- 2		- 8
Depreciations and write-downs	- 6	- 7	-14	- 23
Merger and restructuring costs				- 54
Total costs	**- 198**	**- 242**	**-18**	**-1 038**
Operating result	**154**	**192**	**-20**	**593**
Cost/Income ratio	0.56	0.56		0.64
Allocated capital, SEK M	1 700	1 700		1 700
Return on capital, %	26.1	32.5		25.1
Number of full time equivalents, average	433	521		512

Increased market share net inflow of mutual funds

As of 31 March 2002, SEB Asset Management had SEK 557 billion under management, of which SEK 181 billion (176) was related to mutual funds. Total managed capital has declined by 2 per cent since year-end 2001.

During the first quarter 2001, net inflow of mutual funds in Sweden totalled to SEK 33 billion (12), of which SEB accounted for 13.4 per cent (11.2). The increase in market shares is explained primarily by high inflows to two new corporate bond funds that have contributed with a total inflow of SEK 4 billion.

The share of the total mutual fund assets in Sweden was 18.1 (19.5) per cent.

Significant cost reduction

The result was down 20 per cent to SEK 154 M. Income declined by 19 per cent to SEK 352 M, mainly due to a decrease in value in the equity portfolios. Costs were reduced by 18 per cent to SEK 198 M, primarily due to staff reductions. The average number of employees has declined 17 per cent compared to the first quarter of 2001.

The cost-reduction programme has involved a staff reduction of some 80 employees during the last nine months. SEB Asset Management's operation in Norway has been partly closed down and the remaining parts have been transferred to Nordic Retail & Private Banking. In order to streamline and simplify the range of mutual funds in Sweden, approximately 25 funds will be merged or closed during the second half of this year. The European asset management team in London has been integrated and located to Stockholm.

SEB Baltic & Poland

The division comprises the three wholly-owned Baltic banks Eesti Ühispank (Estonia), Latvijas Unibanka (Latvia) and Vilniaus Bankas (Lithuania) and the listed Polish bank Bank Ochrony Srodowiska, BOS, of which SEB owns 47 per cent.

Profit and loss account

SEK M	Jan-2002	March 2001	Change, per cent	Full year 2001
Net interest income	334	267	25	1 183
Net commission income	133	124	7	596
Net result of financial transactions	56	71	-21	197
Other operating income	12	66	-82	135
Total income	**535**	**528**	**1**	**2 111**
Staff costs	- 179	- 162	10	- 673
Pension compensation	1	1		2
Other operating costs	- 103	- 96	7	- 451
Amortisation of goodwill	- 12	- 11	9	- 49
Depreciations and write-downs	- 55	- 53	4	- 217
Total costs	**- 348**	**- 321**	**8**	**-1 388**
Net credit losses etc *	- 49	- 31	58	- 133
Write-downs of financial fixed assets		- 47		- 67
Net result from associated companies		1	-100	2
Operating result from insurance operations	6			22
Operating result	**144**	**130**	**11**	**547**
* Including change in value of seized assets				
Cost/Income ratio	0.65	0.61		0.66
Allocated capital, SEK M	2 750	2 750		2 750
Return on capital, %	15.1	13.6		14.3
Number of full time equivalents, average	4 221	4 184		4 114

Continued economic growth

Economic growth is expected to continue in the Baltic. A weakening growth in the export sector is offset by a strong continued domestic demand. In total, an increase of GDP of 4-5 per cent is forecasted for 2002.
The strong economy is illustrated by the fact that SEB's subsidiary banks have increased their number of customers by 11 per cent compared to 2001. Exports to countries within former Soviet has increased but is still below 10 per cent of total exports.

Result increases further

After adjustments for extraordinary revenues last year, the increase in income was 12 per cent. The increase is mainly due to higher lending and deposit volumes. Costs were up 8 per cent to SEK 348 M. The increase was mainly due to the expansion in volumes and products.

Increased co-operation between countries

In March, Vilniaus Bankas launched some SEB mutual funds and was thereby the first bank to offer mutual funds in Lithuania. The interest has been high.

During March 2002 the division management for SEB Baltic & Poland was transferred to Riga (Latvia) to manage the business operations closer to the local markets.

A new President has been appointed for BOS and there have been changes in management. BOS continues to offer environmentally related lending products and to work on its relationships with Nordic companies in co-operation with Merchant Banking.

SEB Trygg Liv

The division is one of the Nordic region's leading life insurance companies. Operations comprise insurance products within the investment and social security area for individuals and corporations. SEB Trygg Liv provides both unit-linked and traditional insurance. The number of customers, predominantly in Sweden, is slightly more than 1 million.

Traditional life insurance operations are conducted in the mutual Nya and Gamla Livsförsäkringsbolaget SEB Trygg Liv insurance companies, which are thus not consolidated in the SEB Trygg Liv Group's results.

Profit and Loss Account

SEK M	Jan-2002	March 2001	Change, per cent	Full year 2001
Total income	**388**	**371**	**5**	**1 493**
Total costs	**-372**	**-412**	**-10**	**-1 563**
Result from associated companies	-6	-3		-9
Operating result*	**10**	**-44**		**-79**
Change in surplus values, net	239	393	-39	1 241
Result from ongoing business	**249**	**349**	**-29**	**1 162**
Change in assumptions				620
Financial effects of short-term market fluctuations	-194	-644		-1 199
Total result, net	**55**	**-295**		**583**
Allocated capital, SEK M	3 900	3 900		3 900
Return, ongoing business, %	18.4	25.8		21.5
Number of full time equivalents, average	818	867		862

* In the SEB Group reporting, SEB Trygg Liv is accounted for according to the same principles as associated companies – one line accounting. Thus only the Operating result is consolidated in the SEB Group's accounts.
More detailed information on SEB Trygg Liv can be found on www.seb.net.

Efforts to increase sales

An increased number of transactions were carried out as a result of closer co-operation with the bank's branch office operations and the units for medium sized and large corporations. In addition, a new system for electronic administration for insurance brokers was established, which facilitates electronic reporting of insurance information – an efficiency improvement for all parties.

Sales, i.e. new premiums and additional premiums under existing insurance contracts, measured as weighted sales, were in line with a year earlier, SEK 8,254 M (8,276). Non-insurance-related sales pertaining to pension products (IPS and PPM scheme) amounted to SEK 982 M (763), in weighted sales. The negative stock market trend during the first quarter continued to affect interest in investments, and sales of endowment insurance declined 43 per cent. In contrast, however, the trend toward increased social security savings continued, for private pension savings, which rose 35 per cent, and occupational pension, which was up 33 per cent.

Corporate paid insurance rose 23 per cent while privately paid insurance declined by 36 per cent. Of total sales of insurance products, 75 per cent was attributable to the corporate market, compared with 61 per cent a year earlier. About 60 per cent of sales to corporations were through insurance brokers.

The market uncertainty also affected the customers' choice of insurance type. The unit-linked insurance portion of sales remains dominant at 74 per cent (80), but declined due to an increased interest in traditional insurance.

Customers paid in extra premiums on their insurance to a limited degree, probably due to the market situation, and premium income declined by about 10 per cent to SEK 3,941 M (4,357).

Result

The result from ongoing business declined to SEK 249 M (349) as a result of the change in surplus values being lower than a year earlier.

Revenues (remuneration for management agreements, insurance fees and net interest) rose somewhat as a result of a positive net flow of insurance premiums that offset the value decline in assets caused by the falling stock market.

Continued savings measures and lower sales commissions resulted in costs declining by 10 per cent. The number of full-year employees amounted to 818 as of 31 March, compared to 867 one year earlier.

Operating result (before changes in surplus values) improved, mainly due to reduced costs.

More detailed information is presented on the Internet (www.seb.net):

Appendix 1	SEB Trygg Liv
Appendix 2	SEB AG in the SEB Group
Appendix 3	Credit exposure by industry sector and geographical area
Appendix 4	Capital base for the SEB Financial Group of Undertakings
Appendix 5	Risk and capital management

Operational Profit & Loss Account quarterly performance nine quarters
- The SEB Group
- The Divisions and business areas
- Bridge between new and previous accounting principles
- Revenue split
- One-off items

Statutory Profit & Loss Account
- The SEB Group
- Skandinaviska Enskilda Banken

Additional information is available from:

Gunilla Wikman, Head of Group Communications, +46 8 763 81 25
Per Anders Fasth, Head of Group Investor Relations, +46 8 763 95 66
Annika Halldin, Responsible for financial information, +46 8 763 85 60
Laurence Westerlund, Investor Relations, +46 8 763 86 27



Stockholm, April 18, 2002

PRESS RELEASE

SEB signs agreement with Hi3G regarding 3G Banking

SEB has reached an agreement with Hi3G regarding co-operation in the area of 3G Banking. SEB's and Hi3G's customers will be able to easily use banking services through 3G mobiles - anytime and anywhere.

Through SEB's 3G banking service users will get access to a wide array of financial services such as management of personal finances, transactions and payments, trading facilities, news and financial tools. SEB aims to provide the leading 3G banking solution on the Swedish market.

- We will make it possible for customers to actively manage their personal financial data in a simple way through 3G mobiles, says Chris Bannister, CEO, Hi3G. Both SEB and Hi3G are leading players in the areas of e- and m-Banking and 3G respectively. This agreement adds a strategic edge to gain future business opportunities within the 3G market and banking services, Chris Bannister concludes.

- SEB has been a leader in Swedish e-banking development since the launch of our first Internet-services in 1996. This makes it a natural next step to continue the development of mobile banking-services in line with our customers' demands for flexibility and simplicity. 3G banking will even more expand our customers' possibilities to use modern technology as complement to personal meetings and contacts, says Fleming Carlborg, Head of SEB's Nordic Retail and Private Banking-division.

SEB is a European financial group for companies and private individuals. SEB has a total of 675 branch offices in Sweden, Germany and the Baltic countries and a total of 4 million customers, including 1 million Internet clients. SEB Group has SEK 1,163 billion in total assets and SEK 871 billion in assets under management. The Group has 20,800 employees. Read more about SEB at www.seb.net

---

For further information, please contact:
Niclas Lilja, Director Communications, Hi3G
Telephone: +46 7 33 55 70 90, e-mail: niclas.lilja@hi3gaccess.se
Fleming Carlborg, Head of Nordic Retail and Private Banking, SEB
Telephone: +46 8 763 7164, e-mail: fleming.carlborg@seb.se

File No. 82-3637.



Stockholm – 11 January, 2000

PRESS RELEASE

SEB's rights issue completed

SEB's rights issue has now been completed. This issue, which was decided upon at an extraordinary general meeting held on 17 November 1999, was subscribed to 98.9 per cent, bringing SEB 4,070.9 million Swedish kronor.

The issue increases the number of SEB shares by 116,311,618 of which 111,230,995 are A-shares and 5,080,623 C-shares. The rights issue brings the share capital to SEK 7,045,576,800 and the number of shares to 704,557,680 of which 673,784,123 are A-shares and 30,773,557 C-shares.

The newly issued shares are expected to be available for trading on the Stockholm Stock Exchange from 18 January 2000.

For further information:
Boo Ehlin, Press Officer at SEB, Telephone: +46 8 763 85 77, +46 70 763 85 77



Stockholm - 12 January, 2000

PRESS RELEASE

Ander Arozin joins SEB Merchant Banking

SEB Merchant Banking has recruited Anders Arozin as a Senior Officer within Debt Capital Markets. He will focus mainly on business development as well as client-related transactions, advisory services and projects.

Anders Arozin is presently Head of Debt Capital Markets within Svenska Handelsbanken.

"Debt Capital Markets is a key growth area for SEB. To be able to attract Anders Arozin, with his vast experience, to us, is well in line with our high ambitions in this field", says Hans Larsson, Head of Debt Capital Markets at SEB.

Debt Capital Markets has 75 staff located in Stockholm, London, Oslo, Helsinki and Tokyo. The business unit focuses on credit research, capital markets and structured finance, including corporate bonds, asset- backed securities, international syndicated loans and equity-linked and index-linked debt.

SEB is the leading Nordic Eurobond house, the leading arranger of corporate bonds in Sweden and the leading arranger of international syndicated loans for Nordic corporates for the past 10 years.

For further information, please contact:
Hans Larsson, Head of SEB Debt Capital Markets, Telephone +46 8 506 23 211



18 January, 2000

PRESS RELEASE

Enskilda Securities and Orkla Finans (Fondsmegling) create the leading Nordic investment bank

Enskilda Securities has reached an agreement in principle to merge with Orkla Finans (Fondsmegling). The transaction is structured as an acquisition by Enskilda Securities of Orkla Finans (Fondsmegling) from Orkla, with payment in newly issued shares. Following the merger, Orkla will hold 22.5 per cent of the shares in Enskilda Securities AB and SEB the remaining 77.5 per cent.

Orkla Finans (Fondsmegling) is one of the largest investment banks in Norway within equity trading, equity research and corporate finance, and has more than 100 employees. Enskilda Securities is one of the largest Nordic investment banks with similar activities. Enskilda Securities has approximately 420 employees.

The combination will create the leading Nordic investment bank with very strong market positions. Total pro forma income amounted to approximately 2.5 SEK billion in 1999 and the number of employees to 525. The combination will be represented in nine countries. The pro forma market share on the Oslo Stock Exchange was 12.6 per cent in 1999 and 10.6 per cent on the OM Stockholm Exchange. Some cost synergies will be generated, but above all the combination will create a potential to reinforce the strong growth that both Enskilda Securities and Orkla Finans (Fondsmegling) have displayed during 1999. The brand name "Orkla Enskilda Securities" will be used for the joint Norwegian business.

The Nordic market for equity trading and corporate finance services is growing rapidly. In 1999 the turnover at the OM Stockholm Exchange increased by 43 per cent and at the Oslo Stock Exchange by 38 per cent. The compounded annual growth rate between 1996 and 1999 has been 42 per cent and 24 per cent, respectively. Within corporate finance, merger and acquisitions display strong growth, in particular.

Per-Anders Ovin, CEO Enskilda Securities AB:
- 1999 was an excellent year for Enskilda Securities. In Norway, we have strengthened our position, but have not achieved the same success as in other markets. The merger will thus give us the opportunity to further strengthen our Nordic platform, which is crucial if we are to be successful in our European ambitions. Enskilda Securities and Orkla Finans (Fondsmegling) display good complementarily

and we also run our businesses in a similar manner. Furthermore, Orkla has a very strong and valuable network in Norway which we will be able to capitalise on.

Lars H. Thunell, CEO SEB and Chairman Enskilda Securities AB:
- We believe that the merger will increase the value of our shareholding in Enskilda Securities and it shows that we are open-minded as regards various types of solutions for our subsidiaries and business areas. The merger also strengthens our connections to Orkla, one of the most important groups in Norway.

Tom Vidar Rygh, Deputy CEO Orkla ASA:
- Orkla Finans (Fondsmegling) has a very strong and leading position in Norway and has also had a very good year in 1999. In order to succeed internationally there is, however, a need to create larger units to increase profitability. The combination solves important strategic issues for both Orkla Finans (Fondsmegling) and Enskilda Securities, and the firms also have a large degree of complementarily. We look forward to participating as a long-term shareholder together with SEB and support the new entity's development in an industry that, we believe, will be interesting and show strong growth in the future.

It is proposed that Tom Vidar Rygh, Deputy CEO Orkla ASA, will be elected as Orkla's representative on Enskilda Securities' Board.

The agreement in principle and the transaction are, among other things, conditional upon a confirmatory due diligence and upon receiving necessary regulatory approvals.

Press conference

A press conference will be held at 2.00 pm local time at Orkla Finans' office, Tordenskioldsgate 8-10, Oslo, with Tom Vidar Rygh, Lars H. Thunell and Per-Anders Ovin.

For further information, please contact:

Mr Per-Anders Ovin, CEO Enskilda Securities AB, tel. +46 8 52 22 95 75, +46 70 432 95 75
Mr John Abrahamson, Deputy CEO Enskilda Securities AB and Head of Corporate Finance, tel. +46 8 52 22 96 51, +46 70 669 96 51
Mr Johan Fant, Deputy CEO Enskilda Securities AB and COO, tel. +46 8 52 22 97 77, +46 70 432 97 77
Mr Tom Vidar Rygh, Deputy CEO Orkla ASA, tel. +47 22 54 40 00
Ms Gunilla Wikman, CIO SEB, tel. +46 8 763 81 25

File No. 82-3637.



Stockholm - 28 January, 2000

PRESS RELEASE

SEB-owned Self Trade investigates possible Paris listing

French Internet broker Self Trade is investigating the possibility of a listing on Nouveau Marche during the first half of 2000. With 34 per cent of Self Trade's votes and 20.4 per cent of its share capital, SEB is one of the major owners of Self Trade.

Self Trade has engaged Credit Suisse First Boston (CSFB) as advisor. CSFB will investigate Self Trade´s possibilities for a listing on Nouveau Marche, which is the French equivalent of Nasdaq and Neue Markt.

Self Trade has already established itself as one of the leaders on the French market. Its goal is to become leader in the European market as regards financial services via the Internet.

Self Trade is one of the pioneers of Internet trading in France and has made its name by taking a flat fee for each trade, regardless of the size of the transaction.

Self Trade carries out business operations in London, Milan, Madrid and Cologne.

Self Trade has more than 11,000 customers and receives 13,000 orders per day. The shareholders' equity of Self Trade is EUR 42 million and, in 1999, the company had a turnover of EUR 9 million. Self Trade has a staff of 100.

For further information, please contact:
Lars Gustafsson, Executive Vice President and CIO at SEB and Member of the Board of Self Trade.
Telephone: +46 8 22 19 00
Boo Ehlin, Head of External Information at SEB, Telephone: +46 8 763 85 77. +46 70-763 85 77



Stockholm - 14 February, 2000

PRESS RELEASE

Invitation to a press conference and a telephone conference in connection with SEB's presentation of the results for 1999.

Press conference at Kungsträdgårdsgatan 8, Stockholm, Tuesday 15 February at 1.30 p.m.

Lars H Thunell, President and CEO, Anders Rydin, Controller will be on hand to tell of and comment upon the annual accounts for 1999. Johan H Larson, Head of SEB's Internet bank, will present the latest developments within SEB's Internet bank.

The results for 1999 will be published at lunchtime on 15 February and will be available on web site www.seb.se.

Telephone conference Tuesday 15 February from 4 p.m. to 5 p.m.

Lars H Thunell, President and CEO, Anders Rydin, Controller and Johan H Larson, Head of SEB's Internet bank will speak about development and comment on SEB's result.

The presentation, which will be in English, can be followed via Internet www.seb.se and www.financialhearings.com as well as via the telephone conference **+44 20 8781 0576.**

Would those wishing to participate in the telephone conference, kindly dial the number shown above at least five minutes before the conference is due to start.

We look forward to hearing from you.

Boo Ehlin
Head of External Communication

+46 70-763 85 77



YEAR-END REPORT FOR 1999

- **Strong total result – all-time high. SEK 7,440 M (SEK 3,587 M) *excluding* non-life insurance operations**
- **The operating result amounted to SEK 5,065 M (SEK 2,304 M)**
- **SEB strengthens transformation to e-banking**
- **Internet expansion in Europe starting this year**
- **50 branches in Sweden to be closed this year**
- **Extensive restructuring started in BfG. Goals set for cost efficiency and revenue improvement are raised**
- **Continued focus on efficiency, particularly in Nordic Banking operations**
- **A dividend of SEK 3.50 is proposed (SEK 3.13) – an increase of 12 per cent**

SEB - well positioned in the new economy

Since 1997 SEB has focused strongly on savings and asset management. In 1998 we established a number of "stretch targets" for the Group: five domestic markets, five times the amount of assets under management, and five million Internet customers by the end of 2004.

The results for 1999 were favourable and clearly show that our efforts have borne fruit. As a result of our distinct mobilisation of resources in Asset Management, assets under management has increased from SEK 499 billion to SEK 702 billion and net commission income has risen by 26 per cent.

SEB strengthens transformation to e-banking

Nineteen ninety-nine was the year in which a number of critical steps were taken to transform SEB from Nordic to European, from a "universal" bank to a Group centred around the Internet, from being product oriented to being guided by customer needs within two main customer groups – business-intensive private customers and Nordic customers.

Approximately 50 branches to be closed in Sweden

With 380,000 of our most attractive customers on the Internet - 25 per cent of the total number of customers, the highest percentage in the world -- we have now reached a critical point in Sweden. The number of branch visits has declined to such an extent that we can begin to measure the consequences of the changed behaviour of customers. We will therefore close around fifty branches, a fifth of the total number, during the first half of the current year. The branches will continue to play an important role in the future, particularly with regard to advisory services.

Our Internet lead offers an opportunity for a major step into Europe
SEB was among the pioneers with regard to the Internet and has experience from three years of continuous development in this field. In the first phase, the Internet was a technology that was used to make such simple services as payments available via a new channel. Gradually, we provided more and more services such as funds and stock trading. We are now in transition to a completely new phase, in which we are utilising a new business logic that is made possible through the Internet.

SEB is among the elite in the world with regard to the number of its customers who use the Internet bank – 25 per cent. Where the Internet is concerned in our established markets -- Sweden, with 380,000 customers in February, and Estonia with 35,000 -- we see that cost-savings are now beginning to develop in "the old ways of working." However, Internet is much more than a way to save money in the "old channels." Our customers on the Internet conduct more transactions that those who do not use the Internet and provide for higher profitability. With the pan-European model, which is a fantastic instrument for the customers' financial planning, we also believe that we will acquire new customers in the markets in which we are already operating.

The greatest and most attractive opportunity naturally lies in our expansion in Europe, where we are participating in a growing investment market with a tool that offers superior service for customers. The new pan-European model is being launched in Denmark at the end of March, and in Germany under the auspices of BfG in the third quarter. We are now analysing the opportunities to also start up in Great Britain at the end of the year, under our own auspices or with a partner.

SEB -- In the middle of Europe's "wireless valley"
The private segment is not the only one in which the Internet has become substantial. SEB today has the largest percentage of corporate customers on the Internet. During the year an additional substantial investment will be made in this area to tie together our various corporate services. Growth in Sweden generally, and in "new economy" companies in particular, is naturally something that we are focusing on in the corporate sector, where we are already strong.

Costs continue to be a priority concern
At the same time we are seeing clearly how our costs are increasing. The largest increase is in Asset Management and Life, as well as other growing operations such as Enskilda Securities, where revenues are growing even more strongly. We will continue to invest in these areas, even though the focus for Asset Management during 2000 will be to streamline and to prioritise profitability ahead of growth. It is within the Nordic Banking operations, which mainly conduct business in a mature market with shrinking margins, that the costs savings must primarily be realised.

Cost reduction measures in intensified form are continuing in many areas, however. In addition, the increase in information-technology (IT) costs has now ended following a period of major projects. But a period following the initial investments in new system is often required before the savings become visible.

SEB is in the middle of the bridge between old and new business logic. It is clear to us that a paradigm shift is taking place. As a purely practical matter, we can achieve the necessary change in expertise without major costs, due to the large surplus values that we have in our pension funds.
In the spring of 2000, as part of its cost-savings, SEB is continuing the program of early retirement of employees. The costs of this program are being met through compensation from SEB's pension funds, in which surplus values increased from SEK 13 billion to SEK 18 billion in 1999.

Continued increasingly efficient use of capital and reduction of risk
More efficient use of capital in Merchant Banking has been a priority area during the year and the amount of capital allocated was reduced from SEK 10,400 M to SEK 9,500 M. The risks in proprietary trading and in emerging markets have been reduced to lower, currently comfortable levels.

The restructuring of BfG has begun
A comprehensive program to restructure BfG and increase its profitability is currently under way. The core business in the savings and private-customer segments is attractive and it recently became known that BfG is the German bank with the highest percentage of satisfied customers. The results of our surveys since we took over the bank on 3 January have also been highly favourable. Goals and plans for cost savings and revenue increases have been raised from EUR 60 M to EUR 80 – 100 M annually through a restructuring program to boost profitability. This means that at least 500 positions will be eliminated and that nonstrategic units are being examined for the purpose of restructuring, selling or closing them down. As we reported in October last year, BfG is to become our portal to the market for savings programs in Europe. The pan-European Internet model is being launched in the third quarter. Currently, BfG has 65,000 Internet and on-line customers.

"Changing old companies in traditional industries presents a challenge," says Lars H Thunell, President and Chief Executive Officer. "But it is not a matter of disassembling; it is a matter of changing and creating something new; that is the only way to achieve growth."

Results for main groups and business areas
Effective as of 2000, several of SEB's business areas were organised to form four main groups – Nordic Banking, Asset Management and Life, BfG and "Other Group" operations. The latter comprises a number of companies/ business areas – Enskilda Securities, SEB Kort, SEB Internet, SEB Baltic Holding and SEB IT – that operate more independently under their own brands.

NORDIC BANKING
Nordic Banking comprises the Retail Distribution, Merchant Banking and Financial Services business areas, excluding SEB Kort, which forms a separate business unit as of 2000. The new main groups reported a combined total result of SEK 4,644 M in 1999. Revenues rose 1 per cent. The increase in costs was 5 per cent, of which staff costs, net, amounted to 12 per cent. The average number of employees was approximately 6,500 in 1999.

Retail Distribution
Income remained essentially unchanged, SEK 5,360 M. Net interest earnings declined mainly due to reduction in margins. The decline in net interest earnings was offset by a rise in commission income, primarily from securities, funds, payments and insurance. Despite a reduction of 243 in the number of employees, costs rose by 4 per cent due to higher staff costs and the continued investment in the Internet. Total result declined by 3 per cent to SEK 1,481 M. Return on allocated capital, SEK 7,100 M, was 15.0 per cent (15.50 per cent).*

---

* Capital has been allocated to the Group's various business areas in proportion to their risk exposure. In calculating the return for business areas, the total results after standard tax have been compared with the distributed risk capital. The calculation of the return also takes into consideration that part of the Group's goodwill that may be attributed to certain business areas (see also page xx).

Concurrently with the increasing use of primarily the Internet, but also of telephone and automated services, far fewer customers visit branch offices for simple transactions. During 1999, the trends reached a point where the office as a physical meeting place is no longer required to the same extent as previously. At the same time, the Banks' focus on more business-intensive customers and their need for qualified advice resulted in an aim to concentrate resources to the areas in which these customers exist. Accordingly, some 50 offices will be closed in 2000. About 280 persons are affected by the reduction, which will result in a net savings of about 150 positions.

Financial Services – continued high return

In Financial Services, SEB Finans displayed a particularly strong result, + 22 per cent. Overall, the business area increased its total result by 7 per cent to SEK 1,078 M. Return on allocated capital, SEK 1,300 M, amounted to 59.7 per cent (55.8 per cent).

At year-end 1999, SEB Finans' lending volume totalled SEK 18,762 M (SEK 16,634 M). SEB Securities Services held Swedish and international securities worth the equivalent of SEK 2,211 billion (SEK 1,575 billion) in custody. SEB Kort's turnover in 1999 amounted to SEK 112,889 M (SEK 103,030 M).

Merchant Banking – higher customer-related income and successful capital rationalisation

Merchant Banking in 1999 reported a total result of SEK 2,470 M (SEK 291 M). The goal to increase customer-related income and reduce dependence on more volatile market-risk-related income was achieved. Customer-related income rose 4.5 per cent, as a result of a highly positive trend in currency trading and the growing European, corporate debt capital market. As a result of lower market risk levels, income from own position-taking declined to SEK 840 M (SEK 1,089 M). Customer-related income accounted for 83 per cent of total revenues.

Extensive efforts have been made since 1998 to increase capital efficiency, Since June 1998, when SEB began to measure risk level in accordance with the Capital at Risk method, Merchant Banking has reduced its risk level by 19 per cent. This has been achieved primarily through a sharp reduction of exposure in emerging markets and through lower and better-controlled market risks. Return on allocated capital, which was reduced from SEK 10,400 M to SEK 9,500 M, amounted to 18.7 per cent (2.0 per cent). Capital rationalisation programs will continue during the current year. The focus on growth areas such as the European debt capital market has been financed by enhancing the efficiency of the international network. For example, the number of employees outside the Nordic region was reduced by nearly 20 per cent since 1998. The fact that costs nonetheless rose 8 per cent was due firstly to bonus-related remuneration and secondly to higher IT costs in conjunction with the introduction of the euro and preparations ahead of the millennium shift. Recoveries exceeded credit losses, resulting in a net SEK+441 M (-2,010 in provisions in 1998).

ASSET MANAGEMENT AND LIFE

This main group comprises the Asset Management and SEB Trygg Liv (*life*) business areas, which attained a combined total result of SEK 2,597 M in 1999. Revenues, including changes in surplus values, rose 39 per cent. The cost increase, net, was 27 percent, of which staff costs rose 45 per cent. The average number of employees was 1,800 during the year.

Asset Management – 40 per cent increase in managed assets

Income advanced 29 per cent to SEK 3,035 M, chiefly as a result of rising stock prices, but also because of a higher level of activity and acquisitions. Costs rose by 40 per cent, primarily as a result of the acquisition of ABB Investment Management in autumn 1998 and ventures in Denmark and Great Britain. Rising bonus-related remuneration as a result of higher activity and improved investment performance also contributed to the cost increase.

The total result rose by 19 per cent to SEK 1,211 M (SEK 1,019 M). Return on allocated capital, including goodwill attributable to the group, SEK 3,750 M, was 23.3 per cent (19.6 per cent)

At 31 December 1999, Asset Management had SEK 702 billion (SEK 499 billion) under management. Of this total, portfolio management accounted for SEK 274 billion, traditional life insurance for SEK 228 billion and funds and unit-linked insurance for SEK 200 billion. SEK 72 billion of the volume in portfolio management and life insurance resulted from the agreement with Codan, a Danish company. Net deposits amounted to some SEK 14 billion, of which about SEK 8 billion was in the Group's mutual funds and SEK 6 billion in portfolio management for customers in Sweden and the rest of the Nordic region, and in Britain, Luxembourg, Switzerland and the U.S.

SEB Enskilda Banken experienced a strong capital inflow, of which 75 per cent derived from new customers. Assets under management increased from SEK 150 billion to SEK 230 billion in 1999.

SEB Trygg Liv – doubled result

Total result more than doubled to SEK 1,386 M (SEK 575 M). Sales, that is, new policies and extra payments on existing insurance policies, rose 22 per cent to SEK 8.8 billion (SEK 7.3 billion). Premium income (paid-in premiums) increased 20 per cent to SEK 15.1 billion (SEK12.6 billion). The change in surplus values in life insurance operations was twice as large compared with 1998, SEK 1,502 M (SEK 752 M).

Return on allocated capital, including attributable goodwill, SEK 3,250 M, amounted to 30.7 per cent (12.7 per cent).

Funds under management at year-end amounted to SEK 230 billion (SEK 190 billion). (See Appendix on page xx.)

"OTHER GROUP" OPERATIONS

The combined total result for these units amounted to SEK 1,147 M (SEK 583 M). Revenues rose 60 per cent and costs increased 48 per cent. This included staff cost increases, net, of 79 per cent.

Enskilda Securities – best result ever

Enskilda Securities reported its best result ever, SEK 592 M (SEK 217 M). The earnings improvement is based on a very high volume of share trading and a large number of successful corporate finance transactions. Revenues rose by 70 per cent to SEK 2,279 M, while costs were up 55 per cent due to new recruitment and increased bonus-related compensation.

Return on allocated capital, SEK 650 M, was 65.6 per cent (24.0 per cent). Enskilda Securities' share of equities trading in Sweden in 1999 was slightly more than 10 per cent, representing an unchanged position as the largest player on the Swedish stock exchange. Enskilda is also the clear leader in Nordic M&A transactions.

Effective 1 January 1999, the operations within Enskilda Securities are incorporated.

After the close of the fiscal year, Enskilda Securities has signed an agreement to acquire Norwegian Orkla Finans (Fondsmegling) from Orkla Finans ASA, with payment in own newly issued shares. After the acquisition, SEB will hold 77.5 per cent and Orkla Finans ASA 22.5 per cent of the shares in Enskilda Securities.

The Baltic States – increased ownership
During 1999, SEB has gradually increased its ownership in the Baltic States, which since the autumn of 1999 forms a separate business area in the Group. At year-end 1999, SEB held 50.2 per cent in Eesti Ühispank, Estonia, 50.5 per cent in Latvijas Unibanka, Latvia, and 40.8 per cent in Vilniaus Bankas, Lithuania. Accordingly, the first two banks were consolidated in SEB since October and July 1999, respectively, while Vilniaus Bankas is reported on a profit participation basis. Earnings development in the three banks was positive. Total result including amortisation of goodwill amounted to SEK 170 M. Return on allocated capital, SEK 980 M, was 12.5 per cent.

During the current year, the number of branches in Eesti Ühispank will be reduced from the current 82 to about 50-60. The reduction is a result of the rapidly growing use of the bank's electronic services, mainly Internet. The number of employees will be reduced this year. Personnel reductions are also expected in Latvijas Unibanka and Vilniaus Bankas as a result of technical development.

SEB Internet – now the hub
Since summer 1999, SEB Internet is a separate unit in the Group. Costs for the Swedish Internet operations, which in 1999 amounted to nearly SEK 300 M, are carried by the business areas, whose customers use the services. Income from the operations accrues in the relevant business area, that is, mainly Retail Distribution and Asset Management. Investment in the pan-European Internet model amounted to about SEK 100 M in 1999.

During 1999, the number of business transactions on the Internet rose by 70 per cent. Twenty per cent of stock trading transactions by private customers and 30 per cent of private bill payments are made via the Internet bank.

During the current year, SEB's new e-bank will be launched in Denmark in March and in Germany during the third quarter, with Codan Bank's and BfG Bank's existing services on the net as a base.

Non-life insurance operations
The result from the Group's non-life insurance operations amounted to SEK 57 M (SEK 2,497 M). The result includes a capital gain of SEK 500 M from the divestment of Trygg-Hansa Försäkrings AB to Danish Codan on 14 October 1999 (with settlement as of 31 August 1999). The result also includes the run-off operations remaining in the SEB Group.

BfG
The BfG Bank was consolidated in the SEB Group on 3 January 2000 and, accordingly, is not included in SEB's 1999 results. BfG's own reporting is still in accordance with German accounting rules and are not yet adapted to the Swedish and international principles applied in the SEB Group. Adjusted by SEB, comparable profit before tax for BfG's amount to EUR 60 M in accordance with the same model applied in the issue prospectus.

Including non-recurring gains that are part of BfG's own results, earnings amount to EUR 117 M. Prior to the forthcoming acquisition, this result is charged with restructuring costs of EUR 85 M and estimated general reserve allocations, etc. in accordance with German accounting rules totalling EUR 197 M. After these closing measures, BfG reports, in accordance with its own accounting principles, a loss before taxes of EUR 164 M. The reported result is treated in the acquisition analysis in such a manner that a portion of the difference between the purchase price and shareholders' equity is appropriated already before the acquisition.

At 31 December 1999, BfG managed SEK 110 billion, of which about 80 per cent in mutual funds. BfG, which has been highly successful in its focus on savings, is the bank in Germany with the

highest proportion of satisfied customers, according to a comprehensive survey conducted at the end of 1999.

In the current year, cost levels will be reduced through co-ordination with SEB in a number of areas, divestments and rationalisation of central functions. These measures will result in a staff reduction of at least 500 positions. Moreover, the operations of Deutsche Handelsbank are being terminated, resulting in reduction of an additional 75 positions.

Group performance

Income – strong rise in commission income

Net interest earnings rose 3 per cent, to SEK 6,913 M (SEK 6,707 M), mainly due to the growing differences during the year between long- and short-term interest rates. Net interest earnings from deposits and lending increased marginally as a result of added volumes from the Baltic States that, combined, accounted for approximately SEK 200 M of net interest in 1999. The cost for the deposit guarantee amounted to SEK 263 M (SEK 268 M).

Net commission income increased by 26 per cent, to SEK 8,317 M (SEK 6,619 M), mainly due to increased securities commissions from equity trading and asset management, but also due to improved commission on payment services.

Net result of financial transactions, excluding changes in Trygg-Hansa's market portfolio, rose 29 per cent, to SEK 2,269 M (SEK 1,757 M). This was mainly attributable to the favourable result in equity and currency trading. The result from proprietary trading was affected adversely by rising long-term interest rates. Risks in these operations were reduced by 40 per cent during the year.

A one percentage unit change in the Swedish market rates as at 31 December 1999 would have resulted in an increase/decrease of approximately SEK 0.8 billion (SEK 1.9 billion) in the market value of the Group's total positions in Swedish kronor and foreign currency. The decline is attributable to reduced trading in own portfolios.

Other income declined 8 per cent, to SEK 2,040 M (SEK 2,218 M), Capital gains amounted to SEK 948 M (SEK 1,181 M). Comparable figures in the preceding year included a capital gain on the sale of bank properties of about SEK 1 billion. The 1999 result includes return on and a gain on the sale of investment portfolios of SEK 541 M and dividends from venture-capital funds of SEK 300 M.

Combined, the Group operating result, excluding divestment of the non-life insurance operations, amounted to SEK 19,758 M (SEK 17,528 M).

A significant portion of the result from the life insurance operations is attributable to the change in the surplus value in these operations, primarily unit-linked insurance. In accordance with the prevailing principles, this value change is reported as a separate line within total result. In an analytical perspective, however, the value change should be made the equivalent of income. Measured in this fashion, the adjusted result amounts to SEK 21,260 M (SEK 18,280 M), an increase of 16 per cent.

Costs – increasing percentage variable

Group *costs* amounted to SEK 15,098 M (SEK 12,973 M), an increase of 16 per cent. The higher costs are attributable mainly to investment in expansion of the Internet and continued rapid growth within Asset Management, SEB Trygg Liv and Enskilda Securities, which also reported favourable

result increases. In addition, investments were made in Nordic Banking and Baltic States and Codan Bank was added in the autumn.

In general, there are considerable differences in the cost structure and costs development between the different new main groups within SEB, mainly between the growth-oriented segments and the more management oriented.

Part of the cost increase is due to pension costs, for which compensation is received from SEB's pension funds. Pension provisions are reported under a separate item in the profit and loss account and amounted in 1999 to SEK 873 M (SEK 531 M). If costs are reduced by this compensation/ contribution, net costs amount to SEK 14,225 M (SEK 12,442 M), an increase of 14 per cent.

The income/cost ratio amounted to 1.50 (1.47). The positive development during the fourth quarter resulted in an income/cost ratio of 1.65. The corresponding cost/income figure (relation of costs to income) was 0.67 (0.68). This resulted in an improvement to 0.61 in the fourth quarter.

A significant portion of the increase in staff costs is due – in addition to new recruitment in growth areas – to an increase in bonus-related remunerations as a result of positive earnings trend, mainly within Enskilda Securities, Asset Management and Merchant Banking. Staff costs amounted to SEK 8,419 M (SEK 6,816 M), up 20 per cent, after reduction by the aforementioned pension provisions. In other respects, the increase in costs was limited to 8 per cent.

IT costs – including personnel within SEB IT – amounted to SEK 2,806 M (SEK 2,857 M), down 2 per cent. Taking into account the personnel in the business area, the total IT costs can be calculated at slightly more than SEK 3 billion, which is the same level as a year earlier. This means that the previously expressed ambition to maintain IT costs at an unchanged level in 1999 could be realised. A further improvement of efficiency in the IT area is planned in 2000, by linking control more closely to business development and incorporating the actual IT organisation and establishing a central Chief Information Officer (CIO) function.

The number of staff, measured as an average for the year, increased by 528 to 13,875. The increase is attributable to Eesti Ühispank and Latvijas Unibanka being consolidated in the SEB Group during the second half of 1999. Excluding the addition from the Baltic banks, the average number of staff declined by 459.

At the end of 1999, SEB's management and the trade unions agreed that the profit-sharing system should be replaced with a pension insurance for the years 1999 and 2000. The past year's costs for this amounted to SEK 376 M (compared with an allocation to profit sharing in 1998 of SEK 292 M). As a result of the agreement, a large portion of costs can be financed through payments from SEB's pension funds.

At year-end 1999, SEK 1,699 M of the restructuring reserve of SEK 2,255 M was utilised.

Lending losses and doubtful claims – recoveries and reduced exposure
During 1999, the Group's recoveries and withdrawals were greater than *lending losses,* including value changes in assets taken over and write-downs of financial fixed assets. Accordingly, a net of SEK 289 M (loss: SEK 2,251 M) was reported. *Incurred losses* and *provisions for possible lending losses* amounted to SEK 1,089 M (SEK 2,801 M), while recoveries and withdrawals, including reserve for political risks abroad, SEK440 M, amounted to SEK 1,295 M (SEK 564 M).

The provision for the Group's undertakings in emerging markets at year-end 1999 amounted to SEK 1,797 M (SEK 2,525 M), of which SEK 790 M (SEK 1,318 M) pertained to Russia.

Exposure, geographical distribution, SEK M

Asia[1]	5,166
Hong Kong	1,443
China	791
Other specified countries[2]	1,930
Latin America[3]	3,190
Brazil	1,277
Eastern and Central Europe[4]	**1,577**
Russia	1,025
Africa and Middle East[5]	2,268
Turkey	786
Total	**12,202**
Provision	1,797
Total net	**10,405**

1. Includes Hong Kong, China, India, Pakistan, Taiwan, Macao and other specified countries
2. Includes the Philippines, Malaysia, Thailand, Korea and Indonesia
3. Includes Brazil, Argentina, Mexico and Peru
4. Includes Russia, Israel, Estonia, Latvia Lithuania, Poland, the Czech Republic, Slovakia, Rumania, Hungary, Slovenia, Croatia, Kazakhstan and the Ukraine
5. Includes Turkey, Iran, Saudi Arabia, Egypt, South Africa, Ethiopia and Algeria

Doubtful claims, net, declined by 21 per cent, to SEK 2,824 M (SEK 3,577 M) and the volume of assets taken over declined by 39 per cent, to SEK 626 M (SEK 1,031 M). The level of doubtful claims decreased to 0.82 per cent (1.08 per cent), while the provision ratio for doubtful claims increased to 59.6 per cent (52.0 per cent).

Pension provision – major surplus in pension foundation

Operating costs are continuously charged with both general pension fund contributions actually paid and with standard pension costs in accordance with the supplementary pension plan of the Bank. These pension costs are restored in the total result of the Group, because the Bank has the right to compensate itself for this type of costs from the Bank's pension funds, which are independent from the Bank. This right applies as long as the assets of the pension funds exceed estimated pension commitments.

For 1999, this pension provision amounted to SEK 873 M (SEK 531 M). In addition, a nonrecurring cost for early retirements is being charged directly against the pension foundations in the amount of SEK 716 M (SEK 461 M). The total assets of the pension funds were slightly more than SEK 25 billion (SEK 19 billion), while their commitments totalled SEK 7 billion (SEK 6 billion). Accordingly, the surplus value rose from SEK 13 billion to SEK 18 billion during 1999.

Tax costs

Taxes relating to the total result amounted to SEK 1,776 M (SEK 1,211 M), which equals a weighted tax rate of 24 per cent. Tax costs of SEK 1,355 M (SEK 1,000 M) consist of SEK 1,288 M (SEK 527 M) in taxes paid, SEK 276 M (SEK -450 M) in taxes for prior years, SEK -209 M (SEK 923 M) in deferred taxes. Combined, this corresponds to a tax rate of 23 per cent.

Rising total result

Operating profit, excluding the non-life operations, amounted to SEK 5,065 M (SEK 2,304 M) The change in the surplus value of the life insurance operations was SEK 1,502 M (SEK 752 M). With

the addition of changes in the surplus value and a pension provision of SEK 873 M (SEK 531 M), total result – excluding non-life operations – amounted to SEK 7,440 M (SEK 3,587 M).

Including non-life operations, the total result was SEK 7,497 M (SEK 6,084 M) before taxes and SEK 5,665 M (SEK 4,867 M) after taxes.

Earnings per share and return on equity

The calculation of earning per share, including/excluding changes in surplus values in life insurance operations, appears in the following table:

	Result, incl. changes in surplus values		Result, excl. changes in surplus values	
	1999	**1998**	**1999**	**1998**
Operating result	5,122	4,801	5,122	4,801
Pension provision	873	531	873	531
Change in surplus values in life insurance operations	1,502	752		
Total result	7,497	6,084		
Taxes and minority interests	-1,832	-1,217	-1,411	-1,006
Result after tax	5,665	4,867	4,584	4,326
Earnings per share (based on a weighted number of shares in connection with the new issue, 589,839,372 shares)	**9.60**	**8.25**	**7.77**	**7.33**
Earnings per share (adjusted for bonus issue element)	**8.60**	**7.40**		
Return	**17.1**	**16.1**	**14.6**	**14.8**

Investments in Nordic region, Baltic States and Germany

During the year, SEB Trygg-Hansa Försäkrings AB (non-life insurance) was divested for slightly more than SEK 4.3 billion to Danish Codan. At the same time, SEB acquired Codan Bank, 49 per cent of Codan Link and Codan's 15.8 per cent interest in Amagerbanken for a approximately SEK 1 billion. The agreement with Codan also included an agreement on asset management.

During the year, SEB successively increased its holdings in the three partly owned Baltic banks, Eesti Ühispank in Estonia (from 34 per cent to 50.2 per cent), Latvijas Unibanka in Latvia (from 44.3 per cent to 50.5 per cent) and Vilniaus Bankas in Lithuania (from 35.8 per cent to 40.8 per cent). Accordingly, the first two banks are consolidated in the SEB Group.

In October, SEB reached an agreement to acquire 100 per cent of the shares in BfG Bank for EUR 1.6 billion, (DEM 3.1 billion) or SEK 13.9 billion from Crédit Lyonnais. The acquisition was financed partly through a rights issue of SEK 4.1 billion. BfG was consolidated in the SEB Group as of 3 January 2000.

After the close of the fiscal year, SEB's subsidiary Enskilda Securities and Norwegian Orkla Finans ASA signed an agreement covering acquisition by Enskilda Securities of Orkla Finans (Fondsmegling). Payment was made in the form of newly issued own shares, whereby Enskilda Securities will be 77.5 per cent owned by SEB and 22.5 per cent by Orkla Finans ASA.

Total assets and shareholders' equity

The total assets of the Group increased by 3 per cent, to SEK 710 billion, mainly due to lending increasing 6 per cent to SEK 342.9 billion, including repos. Shareholders' equity increased by 8 per cent, to SEK 33 billion. The capital from the new issue of SEK 4.1 billion was not registered with the authorities until January 2000 and, accordingly, is not included in shareholders' equity at 31 December 1999. If the surplus value in the life insurance operations is included, shareholders' equity would amount to SEK 35.8 billion.

Credit exposure by industry sector
including contingent liabilities, undertakings and derivatives
(after provision for possible loan losses)

	1999	Per cent	1998	Per cent
Companies and banks				
Banks[1]	89,982	16.4	91,932	17.5
Finance and insurance	37,972	6.9	35,957	6.8
Property management	60,288	11.0	60,867	11.6
Wholesale & retailing. hotels and restaurants	27,891	5.1	30,755	5.9
Transportation	27,340	5.0	21,320	4.1
Other service sectors	22,191	4.1	19,582	3.7
Construction	6,553	1.2	5,919	1.1
Manufacturing	74,057	13.5	73,810	14.1
Other	45,114	8.2	35,000	6.7
	391,388	71.4	374,962	71.5
Public administration				
Municipalities, County Councils	14,395	2.6	13,125	2.5
Municipality-owned companies	29,910	5.5	30,730	5.8
	44,305	8.1	43,855	8.3
Households				
Housing loans (first-mortgage loans)	65,802	12.0	57,678	11.0
Other loans	36,366	6.7	33,182	6.3
	102,168	18.7	90,860	17.3
Not distributed by sector and industry	10,120	1.8	15,632	2.9
Total loan portfolio	**547,981**		**525,309**	

Capital at Risk not diversified, SEK 50 billion


Operational and
residual risk
35%
Credit risk
43%
Insurance risk
18%
Market risk
4%

Capital at Risk, after diversification within and between business areas, SEK 25.3 billion


Operational and
residual risk
26%
Credit risk
58%
Insurance risk
15%
Market risk
1%

Return of business areas and allocated capital
In order to capitalise on the capital base of the Group and to appraise the profitability of the various business areas with greater precision, SEB has introduced a control model, based on Capital at Risk.

Allocated capital of the business areas comprises Capital at Risk and that part of goodwill attributable to corporate acquisitions and is matched by a need for shareholders' equity.

Capital at Risk is the appraisal of the risk for unexpected losses in those positions that the business operations of the Group imply at any given point in time and is based upon statistical probability calculations for various types of risk (credit, market, operational, etc.). The capital allocated to the various business areas of the Group has been calculated in proportion to their respective risk exposure. When calculating the return of the business areas, their results, after standard tax, have been put in relation to allocated capital.

Capital base and capital adequacy
At 31 December 1999, the capital base of the financial group of undertakings (which includes the associated companies but not the insurance companies) was SEK 34.3 billion (SEK 25.1 billion). SEK 4.1 billion of this amount pertains to the new issue carried out before year-end 1999 in accordance with prevailing rules. Core capital also includes a so-called core-capital contribution of EUR 200 M, which SEB issued in the spring of 1999. At year-end, the capital base amounted to SEK 46.5 billion (SEK 33.6 billion). At the same time, risk-weighted assets rose to SEK 318 billion (SEK 309 M) as a result of Eesti Ühispank and Latvijas Unibanka being consolidated in SEB in the autumn of 1999. Consequently, the total capital ratio was 14.6 per cent (10.9 per cent) and the core capital ratio 10.8 per cent (8.1 per cent), compared with the target of at least 7.0 per cent.

Dividend policy

It is the objective of the Board of Directors to declare a dividend that corresponds to between 30 and 50 per cent of earnings per share, taking into consideration the total result after tax. The size of the dividend is determined by the financial position and growth opportunities of the Group. The Group strives to achieve long-term growth on the basis of a capital base for the financial group of undertakings that must not, in the long term, be inferior to a core capital ratio of 7 per cent.

Dividend

The Board of Directors proposes a dividend of SEK 3.50 (3.13) per Series A and Series C share (SEK 3.00), corresponding to 43.5 per cent of earnings per share according to SEB's definition. The total dividend amounts to SEK 2,466 M (SEK 2,059 M).

Stockholm, 15 February 2000

Lars H Thunell
President and Group Chief Executive

* * *

The Annual Report will be distributed in late March 2000. At the same time, it will also be available on the Internet (www.sebank.se).

The Annual General Meeting will be held at 4:00 p.m. on 28 April 2000 at Circus, Kungliga Djurgården, Stockholm.

The Interim Report for the first quarter of 2000 will be published on 28 April 2000. (Internet address: www.sebank.se). The following two Interim Reports will be published on 22 August and 26 October 2000, respectively.

For further information, please contact:
Gunilla Wikman, Head of Group Communications, Telephone +46-8-763 81 25
Lotta Treschow, Head of Investor Relations, Telephone +46-8-763 95 59.

Appendix

SEB Trygg Liv

SEB Trygg Liv focuses on the sale and administration of unit-linked insurance products and their equivalent for account of the traditional mutual life insurance business. From an accounting point of view, its activities are separate from traditional banking activities. SEB Trygg Liv's accounts are presented in this Appendix according to generally accepted accounting standards for the insurance companies.

SEB Trygg Liv's sales, that is, new premiums and additional payments under existing insurance contracts, increased by SEK 1,594 M, or 22.0 per cent, to SEK 8,847 M (SEK 7,253 M). The share of insurance contracts with current premiums was 17.6 per cent (26.4 per cent), which is a consequence of the fact that the growth of the life insurance market during the year primarily consisted of single premium endowment assurance, mostly unit-linked. Premium income (premiums paid) rose by 20.2 per cent, to SEK 15,100 M (SEK 12,563 M). In total, assets under management increased by 21.3 per cent during the twelve-month period, whereas the corresponding increase for unit-linked insurance was 56.1 per cent.

Income increased by 13.8 per cent, primarily as a result of a higher premium volume and favourable growth in assets under management, particularly within unit-linked insurance. Operating costs and other costs increased by 3.6 per cent (21.5 per cent). However, due to lower direct sales costs the deduction for deferred acquisition costs declined to SEK 248 M (SEK 278 M), which resulted in a net cost increase of 6.9 per cent (13.7 per cent).

The operating result improved by 35 per cent, to SEK -116 M (SEK -177 M).

The total result, which includes the change in surplus values, increased by 141 per cent, to SEK 1,386 M (SEK 575 M). This improvement was mainly due to strongly increased sales combined with a positive development on the capital market, compared with 1998, which resulted in favourable growth in managed funds.

The surplus value in life insurance operations is the present value of expected future gains from signed insurance contracts. The surplus values comprise unit-linked operations as well as commissioning agreements with traditional life insurance companies.

Volumes, SEK M	**1999**	**1998**
Sales volume		
Traditional life insurance, current share 23 (31) %	1,450	1,326
Unit-linked insurance, current share 17 (25) %	7,397	5,927
	8,847	**7,253**
Premium income		
Traditional life insurance	5,323	5,145
Unit-linked insurance	9,777	7,418
	15,100	**12,563**
Savings stock	**31 Dec**	**31 Dec**
Traditional life insurance	172,572	152,869
Unit-linked insurance	57,851	37,065
	230,423	**189,934**

Profit and loss account, SEK M	1999	1998
Commissioning agreements, traditional life insurance	338	341
Unit-linked insurance	762	577
Risk operations and other	84	122
Total income	**1,184**	**1,040**
Operating expenses	-1,387	-1,279
Capitalisation of acquisition costs	248	278
Goodwill and other	-161	-216
Total costs	**1,300**	**1,217**
Operating result	**-116**	**-177**
Change in surplus values [1]	1,502	752
Total result	**1,386**	**575**
Return on allocated capital, per cent [2]	30.7%	12.7%
Expense ratio per cent [3]	9.2%	10.2%

1) After deduction for change in capitalised acquisition costs
2) After standard tax. SEK 3,250 M allocated for each year
3) Operating expenses expressed as percentage of premiums earned

Calculation of surplus values and changes in surplus values

Surplus values in life insurance operations are calculated on the basis of assumptions regarding the future development of signed insurance contracts and a risk-adjusted discount rate. The most important assumptions are the following:

Discount rate	11%
Return on capital, nominal assets	4%
Return on capital, real assets	8%
Cancellations of contracts	5%
Cancellations of current premiums	5%
Administrative expenses	SEK 250/contract per year
Mortality rates	According to trade experience

Surplus accounting

Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.

Change in surplus values		1,750
Deferred acquisition costs	-450	
Depreciation	+211	
		-248
Reported change in surplus values		**1,502**

Balance

Opening balance, 1 January 1999		**2,259**
Current change in surplus values consists of present value of new contracts[1]		902
Present value of new contracts		
+ Return on existing contracts	+349	
- Realised surplus value in existing contracts	-435	
= Change in present value of contracts signed before the current period		-86
Actual outcome compared with operative assumptions made[2]		186
Change in operative assumptions		0
Capital return in excess of undertakings		**748**
Total change in surplus values[3]		**1,750**
Closing balance 31 December, 1999[4]		**4,009**

1) Sales defined as new contracts and extra premiums on existing contracts

2) The reported actual outcome of contracts signed can be put in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of growth in underlying assets, increased sales, particularly in the form of extra premiums and extensions of contracts as well as cancellations. However, the actual result of income and administrative expenses is included in full in the operating result.

3) Before deduction for capitalised acquisition costs of SEK 248 M. See above.

4) Estimated surplus value according to the above is not includes in the published balance sheet.

The SEB Group Profit and loss accounts

SEK M	1999	1998	Change per cent
Income			
Interest receivable	*26,155*	*31,470*	*-17*
Interest payable	*-19,242*	*-24,763*	*-22*
Net interest earnings	6,913	6,707	3
Dividends received	219	227	-4
Commission receivable	*9,525*	*8,019*	*19*
Commission payable	*-1,208*	*-1,400*	*-14*
Net commission income [1)]	8,317	6,619	26
Net result of financial transactions [2)]	2,269	1,757	29
Other operating income	2,040	2,218	-8
Total operating income	**19,758**	**17,528**	**13**
Costs			
Staff costs	-8,419	-6,816	24
Other administrative costs	-4,092	-3,974	3
Depreciation and write-down of tangible and intangible fixed assets	-1,182	-1,073	10
Other operating costs	-1,405	-1,110	27
Total costs	**-15,098**	**-12,973**	**16**
Result before lending losses	**4,660**	**4,555**	**2**
Lending losses and provisions, net [3)]	207	-2,237	-109
Change in value of assets taken over	111	-10	
Write-down of financial fixed asset	-29	-4	
Net result from associated companies	116		
Operating result, excl. non-life operations	**5,065**	**2,304**	**120**
Result, non-life operations [4)]	57	2,497	-98
Operating result	**5,122**	**4,801**	**7**
Pension provision	873	531	64
Taxes	-1,355	-1,000	36
Minority interests	-56	-6	
Result for the year	**4,584**	**4,326**	**6**

	1999	1998	Change per cent
Operating result, excl. non-life operations	**5,065**	**2,304**	**120**
Change in surplus values in life insurance operations	1,502	752	100
Pension provision	873	531	64
Total result, excl. non-life operations	**7,440**	**3,587**	**107**
Result, non-life operations	57	2,497	-98
Total result	**7,497**	**6,084**	**23**
Tax and minority interests	-1,411	-1,006	40
Tax on change in surplus values	-421	-211	100
Total result after tax	**5,665**	**4,867**	**16**

1) Net commission income

	1999	1998	Change per cent
Payment commissions	1,863	1,585	18
Securities commissions	5,066	3,654	39
Other commissions	1,388	1,380	1
Total	**8,317**	**6,619**	**26**

2) Net result of financial transactions

	1999	1998	Change per cent
Shares/participations	1,024	207	
Interest-bearing securities	-276	113	
Other financial instruments	819	549	49
Realised result	**1,567**	**869**	**80**
Shares/participations	462	-63	
Interest-bearing securities	142	-226	-163
Other financial instruments	-1,039	200	
Unrealised value changes	**-435**	**-89**	
Exchange rate fluctuations	**1,142**	**984**	**16**
Redemption of bonds, SEB BoLån	**-5**	**-7**	**-29**
Total	**2,269**	**1,757**	**29**

3) Lending losses and provisions, net

A. Individually appraised receivables:			
Reported write-down, incurred losses	-448	-926	-52
Reversal of previous provisions for possible losses, reported as incurred losses in current period's accounts	339	544	-38
Reported provision for possible losses	-854	-904	-6
Recovered from losses incurred in previous years	200	185	8
Reversal of previous provisions for possible losses	483	227	113
Reported net cost for individually appraised receivables	**-280**	**-874**	**-68**
B. Receivables appraised by category:			
Reported write-down, incurred losses	-86	-98	-12
Reported provision for possible losses	-31	-33	-6
Recovered from losses incurred in previous years	35	52	-33
Withdrawal from reserve for lending losses	31	49	-37
Reported net cost for receivables appraised by category	**-51**	**-30**	**70**
C. Allocation to/withdrawal from reserve for political risks abroad	**440**	**-1,343**	**-133**
D. Contingent liabilities	**98**	**10**	
Total	**207**	**-2,237**	**-109**

4) Result, non-life operations

Net interest earnings	176	70	151
Dividends received		104	-100
Net result of financial transactions	-548	1,710	-132
Other operating income, incl. Net insurance income	647	1,685	-62
Total income	**275**	**3,569**	**-92**
Staff costs	-34	-631	-95
Other administrative costs	-6	-184	-97
Depreciation and write-down of tangible and intangible fixed assets	-96	-7	
Other operating costs	-82	-250	-67
Total costs	**-218**	**-1,072**	**-80**
Total	**57**	**2,497**	**-98**

Result per main group and business area (SEK M)

Main groups

	Nordic Banking		Asset Management & Life		Other companies & units	
SEK M	1999	1998	1999	1998	1999	1998
Income	11,632	11,550	4,219	3,389	4,114	2,577
Costs	-7,701	-7,207	-3,211	-2,583	-2,901	-1,962
Lending losses	254	-2,207	-1		-100	-54
Operating result	**4,185**	**2,136**	**1,007**	**806**	**1,113**	**561**
Pension provision	459	327	88	36	34	22
Change in surplus values			1,502	752		
Total result	**4,644**	**2,463**	**2,597**	**1,594**	**1,147**	**583**

Nordic Banking

	Retail Distribution		Financial Services		Merchant Banking	
SEK M	1999	1998	1999	1998	1999	1998
Income	5,360	5,358	2,687	2,444	4,914	4,988
Costs	-4,075	-3,902	-1,559	-1,418	-2,990	-2,758
Lending losses	-142	-171	-100	-51	441	-2,010
Operating result	**1,143**	**1,285**	**1,028**	**975**	**2,365**	**220**
Pension provision	338	246	50	32	105	71
Change in surplus values						
Total result	**1,481**	**1,531**	**1,078**	**1,007**	**2,470**	**291**
Allocated capital	7,100	7,100	1,300	1,300	9,500	10,400
Return, %	15.0	15.5	59.7	55.8	18.7	2.0

Asset Management and Life insurance

	Asset Management		SEB Trygg Liv	
SEK M	1999	1998	1999	1998
Income	3,035	2,349	1,184	1,040
Costs	-1,911	-1,366	-1,300	-1,217
Lending losses	-1			
Operating result	**1,123**	**983**	**-116**	**-177**
Pension provision	88	36		
Change in surplus values			1,502	752
Total result	**1,211**	**1,019**	**1,386**	**575**
Allocated capital	3,750	3,750	3,250	3,250
Return, %	23.3	19.6	30.7	12.7

Other companies and units

	Enskilda Securities		Baltic states		Baltic states [2]	
SEK M	1999	1998	1999	1998	1999	1998
Income	2,279	1,337	387		1,484	
Costs	-1,694	-1,091	-284		-1,007	
Lending losses	7	-29	-52		-132	
Net result from associated companies			119			
Majority					-175	
Operating result	**592**	**217**	**170**		**170**	
Pension provision						
Change in surplus values						
Total result	**592**	**217**	**170**		**170**	
Allocated capital	650	650	980			
Return, %	65.6	24.0	12.5			

	Other [3]		The SEB Group	
SEK M	1999	1998	1999	1998
Income	-88	12	19,758	17,528
Costs	-1,285	-1,221	-15,098	-12,973
Lending losses	136	10	289	-2,251
Net result from associated companies	-3		116	
Non-life operations	57	2,497	57	2,497
Operating result	**-1,183**	**1,298**	**5,122**	**4,801**
Pension provision	292	146	873	531
Change in surplus values			1,502	752
Total result	**-891**	**1,444**	**7,497**	**6,084**

1) SEB Kort will become a new business area in 2000 and is therefore excluded.

2) Pro forma, all three banks fully consolidated

3) Refers to income/costs that cannot be attributed to individual business areas. Return on capital that cannot be attributed to individual business areas, depreciation of goodwill in connection with the purchase of Trygg-Hansa and central costs, are included as well.

Key figures for the SEB Group

	1999	1998
Return on equity, %	14.6	14.8
Return incl. change in surplus values, %	17.2	16.1
Earnings per share, SEK	7.77	7.35
Total result after tax per share, SEK	9.60	8.25
Income/cost ratio, before lending losses	1.31	1.35
Income/cost ratio, after lending losses	1.34	1.15
Lending loss level, %	-0.09	0.65
Provision ratio for doubtful claims, %	59.6	52.0
Level of doubtful claims, %	0.82	1.08
Total capital ratio, %	14.61	10.85
Core capital ratio, %	10.79	8.12

Cash flow analysis

SEK M	1999	1998	Change per cent
Cash flow, current operations	*4,711*	*10,298*	-54
Changes in assets, current operations	*-35,495*	*-38,256*	-7
Changes in liabilities, current operations	*37,385*	*6,392*	0
Cash flow, current operations	**6,601**	**-21,566**	**-131**
Cash flow, investment activities	**8,161**	**-1,294**	**0**
Cash flow, financing activities	**-10,326**	**20,905**	**-149**
Cash flow	**4,436**	**-1,955**	
Liquid funds at beginning of year	4,638	6,593	-30
Cash flow	4,436	-1,955	0
Liquid fund at end of year	**9,074**	**4,638**	**96**

Balance sheet of the SEB Group (abbreviated)

SEK M	31 December 1999	31 December 1998	Change per cent
Lending to credit institutions	103,670	84,710	22
Lending to the general public	342,907	324,433	6
Interest-bearing securities	94,415	110,718	-15
- Financial fixed assets	*3,396*	*14,564*	-77
- Financial current assets	*91,628*	*96,154*	-5
Shares and participations	67,339	41,040	64
- For account of policyholders	*57,852*	*37,454*	54
- Other assets	*9,487*	*3,586*	165
Assets in non-life operations	4,870	35,900	-86
Other assets	97,054	92,856	5
Total assets	**710,255**	**689,657**	**3**
Liabilities to credit institutions	117,774	149,659	-21
Deposits and funding from the general public	229,534	187,901	22
Securities issued, etc.	122,143	133,052	-8
Provisions for account of policyholders	58,141	37,378	56
Liabilities in non-life operations	3,085	19,086	-84
Other liabilities and provisions	120,690	108,137	12
Subordinated liabilities	25,882	24,010	8
Shareholders' equity	33,006	30,434	8
Total liabilities and shareholders' equity	**710,255**	**689,657**	**3**

Derivatives contracts

31 December 1999	Contracts on the asset side		Contracts on the liabilities side	
SEK M	Book value	Market value	Book value	Market value
Interest-related	15,053	15,053	15,429	15,429
Currency-related	26,562	28,368	23,377	26,396
Equity-related	2,401	2,401	3,228	3,228
Other	19	19	16	16
Total	**44,035**	**45,841**	**42,050**	**45,069**

On 31 December 1999 the notional value of the Group's derivatives contracts amounted to SEK 3,887 billion (SEK 4,412 billion on 31 December 1998).

The book value of derivatives instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations which is the object of hedge accounting.

The SEB Group's performance on a quarterly basis

SEK M	1999:4	1999:3	1999:2	1999:1	1998:4
Income					
Interest receivable	*6,675*	*6,092*	*6,421*	*6,967*	*7,923*
Interest payable	*-4,899*	*-4,356*	*-4,718*	*-5,269*	*-6,182*
Net interest earnings	1,776	1,736	1,703	1,698	1,741
Dividends received	6	10	192	11	15
Commissions receivable	*2,925*	*2,217*	*2,320*	*2,063*	*2,077*
Commissions payable	*-363*	*-277*	*-317*	*-251*	*-412*
Net commission income	2,562	1,940	2,003	1,812	1,665
Net result of financial transactions	897	163	359	850	498
Other operating income	216	570	498	756	233
Total income	**5,457**	**4,419**	**4,755**	**5,127**	**4,152**
Costs					
Staff costs	-2,580	-1,975	-1,950	-1,914	-1,709
Other administrative expenses	-1,095	-994	-1,022	-981	-1,112
Depreciation and write-downs	-333	-290	-265	-294	-260
Other operating costs	-350	-383	-349	-323	-325
Total costs	**-4,358**	**-3,642**	**-3,586**	**-3,512**	**-3,406**
Result before lending losses	**1,099**	**777**	**1,169**	**1,615**	**746**
Lending losses, net	35	-37	340	-131	-218
Change in value of assets taken over	49	51	4	7	5
Write-down	-26	-1	-2		-4
Net result from associated companies	116				
Operating result excl. non-life operations	**1,273**	**790**	**1,511**	**1,491**	**529**
Operating result, non-life operations	54	248	-397	152	633
Operating result	**1,327**	**1,038**	**1,114**	**1,643**	**1,162**
Pension provision	452	141	155	125	196
Taxes	-259	-364	-247	-485	204
Minority interests	-32	-19	-3	-2	1
Total result	**1,488**	**796**	**1,019**	**1,281**	**1,563**

Operating result excl. non-life operations as per above	**1,273**	**790**	**1,511**	**1,491**	**529**
Change in surplus values in life insurance operations	856	210	168	268	357
Pension provision	452	141	155	125	196
Total result excl. non-life operations	**2,581**	**1,141**	**1,834**	**1,884**	**1,082**
Operating result, non-life operations	54	248	-397	152	633
Total result before tax	**2,635**	**1,389**	**1,437**	**2,036**	**1,715**
Tax and minority interests	-291	-383	-250	-487	205
Tax on change in surplus values	-240	-59	-47	-75	-100
Total result after tax	**2,104**	**947**	**1,140**	**1,474**	**1,820**

Problem loans and assets taken over for the protection of claims

SEK M	31 December 1999	31 December 1998
Doubtful claims	6,988	7,454
Provision for possible lending losses	-4,164	-3,877
Doubtful claims, net	**2,824**	**3,577**
Claims subject to interest reduction	352	1,195
Total volume of problem loans	**3,176**	**4,772**
Level of doubtful claims (Doubtful claims (net) in relation to lending and leasing (net) at end of period, per cent)	**0.82**	**1.08**
Provision ratio for doubtful claims Reserve for possible lending losses in relation to doubtful claims (gross), per cent)	**59.6**	**52.0**
Pledges taken over		
Buildings and land	82	160
Shares and participations	544	871
Total volume of pledges taken over	**626**	**1,031**

The soft loans of the Group are included among claims subject to interest reduction.

The shortfall in income due to interest deferments was SEK 56 M (SEK 74 M), while unpaid interest on non-performing loans amounted to SEK 227 M (SEK 327 M) – combined an improvement of 29 per cent compared with 1998.

On 31 December 1999, the Group had SEK 249 M (SEK 257 M) in non-performing loans on which interest income was reported. These loans are not included among the problem loans, since the corresponding collateral covers both interest and principal.

Profit and Loss Account, Parent company

SEK M	1999	1998	Change per cent
Income			
Interest receivable	*19,791*	*24,839*	*-20*
Leasing income	*254*	*64*	
Interest payable	*-15,016*	*-20,010*	*-25*
Net interest earnings[1]			
Dividends received	4,241	4,828	-12
Commission receivable	*5,752*	*5,909*	*-3*
Commission payable	*-987*	*-1,062*	*-7*
Net commission income [2]	4,765	4,847	-2
Net result of financial transactions [3]	1,343	1,752	-23
Other operating income	1,541	363	
Total income	**16,919**	**16,683**	**1**
Costs			
Staff costs	-5,875	-5,488	7
Other administrative expenses	-4,384	-3,524	24
Depreciation and write-downs of tangible and intangible fixed assets	-266	-201	32
Other operating costs	-1,487	-1,212	23
Total costs	**-12,012**	**-10,425**	**15**
Result before lending losses	**4,907**	**6,258**	**-22**
Lending losses and provisions, net [4]	415	-2,109	-120
Change in value of assets taken over	-10	-23	-57
Write-downs of financial fixed assets	-3,057	-3,330	-8
Operating result	**2,255**	**796**	**183**
Pension provision	873	531	64
Other appropriations[*]	-1,863	-1,145	63
Tax on result for the year [*]	-68	819	-108
Result for the year	**1,197**	**1,001**	**20**

*) Group contributions reported directly against equity

1) Net interest

	1999	1998	Change per cent
Interest receivable	19,791	24,839	-20
Leasing income	254	64	
Interest payable	-15,016	-20,010	-25
Leasing depreciation	-94	-51	84
Total	**4,935**	**4,842**	**2**

2) Net commission income

	1999	1998	Change per cent
Payment commissions	1,332	1,163	15
Securities commissions	2,695	2,545	6
Other commissions	738	1,139	-35
Total	**4,765**	**4,847**	**-2**

3) Net result of financial transactions

	1999	1998	Change per cent
Shares/participations	4	201	-98
Interest-bearing securities	-256	114	
Other financial instruments	1,009	573	76
Realised result	**757**	**888**	**-15**
Shares/participations	-23	-36	-36
Interest-bearing securities	105	-183	-157
Other financial instruments	-539	188	
Unrealised value changes	**-457**	**-31**	
Exchange rate fluctuations	**1,043**	**895**	**17**
Redemption of bonds			
Total	**1,343**	**1 752**	**-23**

4) Lending losses and provisions, net

	1999	1998	Change per cent
A. Individually appraised receivables:			
Reported write-down, incurred losses	-289	-767	-62
Reversal of previous provisions for possible losses reported as incurred losses in current period's accounts	257	435	-41
Reported provision for possible losses	-577	-694	-17
Recovered from losses incurred in previous years	116	141	-18
Reversal of previous provisions for possible losses	394	198	99
Reported net cost for individually appraised receivables	**-99**	**-687**	**-86**
B Receivables appraised by category:			
Reported write-down, incurred losses	-52	-47	11
Reported provision for possible losses	-12	-20	-40
Recovered from losses incurred in previous years	26	35	-26
Withdrawal from provision for lending losses	14	23	-39
Reported net cost for receivables appraised by category	**-24**	**-9**	**167**
C. Allocation to/withdrawal from reserve for political risks abroad	**440**	**-1,423**	**-131,**
D. Contingent liabilities	**98**	**10**	
Total	**415**	**-2,109**	**-120**

Press Release No. 5/2000

BfG Bank AG – Press Conference 2000 on annual results

SEB:

Record results for 1999

Continued expansion as European e-bank

Asset management considerably expanded

BfG Bank:

Focus on growth areas

Asset management and Internet

Aiming at 15% return on equity

Financial statement for 1999 shows new orientation

At the press conference held by BfG Bank AG in Frankfurt on 17 February 2000 to publicise the annual results, ***Dr. Lars H Thunell***, President and CEO of SEB, explained the active expansion strategy pursued by the Swedish financial concern. Dr. Thunell said: "Nineteen ninety-nine was the year in which a numer of critical steps were taken to transform SEB from Nordic to European, from a universal bank to a Group centred around the Internet, from being product orientated to being guided by customer needs within two main customer groups – business-intensive private customers and Nordic customers." Since 1997 SEB has been concentrating on the investment market and on asset management, as well as building up its Internet banking side. The end of 2004 is planned to see a fivefold increase in the assets managed by the SEB Group and the number of Internet customers is planned to grow to five million.

In the financial year just ended SEB enjoyed record results totalling EURO 877 million (previous year: EURO 423 million). Operating results reached EURO 597 million (previous year: EURO 272 million).

Assets under management rose by 41 per cent or EURO 21 billion to EURO 83 billion. SEB, Dr. Thunell emphasised, is top of the international league when it comes to Internet banking. Even now 25 percent of all SEB clients in Sweden are using the Internet. This high and rising number of Internet clients – currently 380,000 in Sweden and a further 35,000 in Estonia – is already having definite effects on client business. The number of client visits to branches is declining steeply; against this background, SEB has announced the closure of some 50 branches in Sweden (out of a total of 260) in the first six months of 2000. The Internet, said Dr. Thunell, was leading not just to cost savings. Internet clients make more transactions than non-Internet clients, thus creating higher revenue. Dr. Thunell announced a new Internet initiative for Europe this year. The new Pan-European Internet bank will be starting up in Denmark at the end of March, and in Germany in the third Quarter of 2000 – the latter under the overall control of BfG Bank.

Karl-Heinz Hülsmann, Chairman of the Management Board of BfG Bank AG, said he was satisfied with the course of business in 1999. The bank, he said, had coped well with the strains imposed by speculation about its future – speculation which had been going on for nearly two years. It had been announced at the beginning of 1998 that the former majority shareholder, Crédit Lyonnaise, had to divest itself from BfG Bank in pursuance of EU Commission rules. The purchase of BfG Bank by the Swedish financial group SEB at the end of October 1999, Hülsmann continued, had had a liberating effect on the bank. Both staff and clients had welcomed the change in shareholder.

Private-client business grew again last year. Growth leaders were investment funds and loans for building and construction. The volume of BfG Invest's public-access funds grew by 52% to EURO 3.8 billion; including special institutional funds, BfG Invest was managing a volume of EURO 8 billion.

Fund assets of BfG ImmoInvest reached EURO 2.0 billion. Loans for building and construction showed an increase of 11 percent. The bank has made a successful start with its Internet service. The number of Internet clients rose constantly over 1999, reaching nearly 29,000 at the end of January 2000. Last autumn Teletrust Deutschland, which includes such famous companies as Microsoft and IBM, awarded the Bank the Innovation Prize for early and successful implementation of the HBCI Standard. BfG Bank was the first cross-regional bank to have introduced this security standard.

Institutional business also showed satisfactory growth. Investment volume grew from EURO 8.8 billion to EURO 9.2 billion and the volume of managed depositories from EURO 12.8 billion to EURO 13.9 billion.

Corporate-client business remained difficult, against a background of low margins and continuing high risks. The bank divested itself of any further commitments in 1999. Loan volume in this sector shrank by EURO 1.2 billion to EURO 3.1 billion. A conservative risk policy was also maintained for real-estate business. This sector showed moderate growth in loan volume from EURO 0.3 billion to EURO 4.5 billion.

The repositioning of BfG Bank means that asset management and Internet banking are undergoing targeted development in close co-operation with SEB. Corporate-client business will be oriented still further towards clients with a house-bank function. Considerable cost savings – especially in the back-office area and in central functions – will be achieved by process optimisation, by exploiting new technology and by using IT, as well as through integration into SEB activities.

Lars Lundquist, Deputy Chairman of BfG Bank management Board, introduced the annual financial statement for 1999. This has been heavily influenced by the bank's continuing strategic re-orientation. In 1999 the Group balance-sheet total rose by EURO 1.7 billion to EURO 44.2 billion. Client receivables grew by 3.2 percent to EURO 25.7 billion and total client liabilities by 9.2 percent to EURO 32.0 billion. This growth was due in particular to the dynamic expansion of BfG Hypothekenbank AG.

Interest surplus fell slightly in comparison with the previous year to EURO 581 million (previous year: EURO 601 million). The main reasons for this were pressure on margins and cessation of revenue from the subsidiary WTB, which was sold at the end of 1998. The satisfactory rise in commission surplus of 12.5 percent to EURO 180 million resulted from considerable improvement in securities transactions.

Trading profit is 51.7 percent higher than the previous year, standing at EURO 44 million. The rise in administration costs of 7.4 percent is due to higher staff expenditure and to project costs, particularly for the Y2K changeover. The balance for other operating revenue and expenditure showed a planned decline of EURO 56 million. 1998 saw increased extraordinary revenue, resulting from the sale of two shareholdings.

Due to high provisions made in connection with the strategic re-orientation and the restructuring measures which this has involved, the profit and loss account shows an annual deficit of EURO 168 million; this is compensated by withdrawals from profit reserves. Restructuring costs amount to EURO 83 million. Further provisions, shown under Risk Provisions and Shareholding Write Downs, amount in total to EURO 203 million.

Lars Lundquist further explained the measures being taken to raise return on equity to 15 percent. These foresee increasing revenue by some EURO 80 – 100 million, such increases to be achieved by developing asset management and Internet banking. At the same time it is planned to implement cost savings of EURO 80 – 100 million. Non-strategic divisions will be restructured, sold or closed. In connection with this re-orientation on the part of the Bank, Lundquist mentioned the loss of at least 500 jobs and the closure of Deutsche Handelsbank AG of Berlin.

However, as Lundquist summed up, BfG Bank's repositioning was concentrating on a clear growth strategy, focussing on asset management. For BfG, a multi-channel bank, the Internet would become increasingly important as a marketing channel.

Communication and Economic Research
Your contact officer: Heinrich Schaumburg
Telephone: +49 69 258 6400, fax: +44 69 258 6409
e-Mail: hschaum@bfg.de
Frankfurt, 17 February, 2000

BfG Bank AG – Press Conference 2000 on annual results

(Provisional figures)
Breakdown of the profit and loss account
of BfG Group
for the period January 1 to December 31, 1999

	1999	1998	Changes	
	€ million	€ million	€ million	%
Net interest received	581	601	-20	-3.3
Net commission received	180	160	20	12.5
Profit from leasing operations	21	26	-5	-19.2
Net income from financial operations	44	29	15	51.7
Administrative expenditure	694	646	48	7.4
Balance of other operating income and expenditure	29	85	-56	-65.9
Operating result before provisions for risks	**161**	**255**	**-94**	**-36.9**
Provisions for risks	184	65	119	182.9
Operating result	**-23**	**190**	**-213**	**-**
Depreciation on investments in subsidiaries and associated companies	-55	3	-58	-
Extraordinary items	-85	-7	-78	-
Taxes	-5	-2	-3	-
Net loss for the year (previous year: net profit)	**-168**	**184**	**-352**	**-**

(Provisional figures)
Balance sheet of BfG Group
as at December 31, 1999

	1999	1998	Changes	
	€ million	€ million	€ million	%
Cash reserves	370	321	49	15.3
Due from credit institutions	11,822	11,602	220	1.9
Due from customers	25,713	24,916	797	3.2
Securities				
. fixed-interest	5,455	4,698	757	16.1
. non-fixed-interest	109	133	-24	-18.0
Fixed assets	444	576	-132	-22.9
Other assets	316	304	12	3.9
Total assets	**44,229**	**42,550**	**1,679**	**3.9**
Due to credit institutions	9,106	9,990	-884	-8.8
Due to customers	19,378	19,144	234	1.2
Certificated liabilities	12,631	10,167	2,464	24.2
Contingency reserves	693	597	96	16.1
Subordinated liabilities and participatory capital	662	606	56	9.2
Funds for general risks in banking	131	131	0	0
Shareholders' equity	1,302	1,491	-189	-12.7
Other liabilities	326	424	-98	-23.1
Total assets	**44,229**	**42,550**	**1,679**	**3.9**

Analysis of profit and loss accounts of BfG Group 1999

	€ million
„Normal“ operating profit	61
Brady Bonds income	+62
Provision for Holzmann exposure	-23
Operating profit	**100**
One-offs and restructuring costs	-152
Reserve allocations	-111
Taxes	-5
Net result 1999	**-168**

Press Release No. 5/2000

BfG Bank AG – Press Conference 2000 on annual results

SEB:

Record results for 1999

Continued expansion as European e-bank

Asset management considerably expanded

BfG Bank:

Focus on growth areas

Asset management and Internet

Aiming at 15% return on equity

Financial statement for 1999 shows new orientation

At the press conference held by BfG Bank AG in Frankfurt on 17 February 2000 to publicise the annual results, ***Dr. Lars H Thunell***, President and CEO of SEB, explained the active expansion strategy pursued by the Swedish financial concern. Dr. Thunell said: "Nineteen ninety-nine was the year in which a numer of critical steps were taken to transform SEB from Nordic to European, from a universal bank to a Group centred around the Internet, from being product orientated to being guided by customer needs within two main customer groups – business-intensive private customers and Nordic customers." Since 1997 SEB has been concentrating on the investment market and on asset management, as well as building up its Internet banking side. The end of 2004 is planned to see a fivefold increase in the assets managed by the SEB Group and the number of Internet customers is planned to grow to five million.

In the financial year just ended SEB enjoyed record results totalling EURO 877 million (previous year: EURO 423 million). Operating results reached EURO 597 million (previous year: EURO 272 million).

Assets under management rose by 41 per cent or EURO 21 billion to EURO 83 billion. SEB, Dr. Thunell emphasised, is top of the international league when it comes to Internet banking. Even now 25 percent of all SEB clients in Sweden are using the Internet. This high and rising number of Internet clients – currently 380,000 in Sweden and a further 35,000 in Estonia – is already having definite effects on client business. The number of client visits to branches is declining steeply; against this background, SEB has announced the closure of some 50 branches in Sweden (out of a total of 260) in the first six months of 2000. The Internet, said Dr. Thunell, was leading not just to cost savings. Internet clients make more transactions than non-Internet clients, thus creating higher revenue. Dr. Thunell announced a new Internet initiative for Europe this year. The new Pan-European Internet bank will be starting up in Denmark at the end of March, and in Germany in the third Quarter of 2000 – the latter under the overall control of BfG Bank.

Karl-Heinz Hülsmann, Chairman of the Management Board of BfG Bank AG, said he was satisfied with the course of business in 1999. The bank, he said, had coped well with the strains imposed by speculation about its future – speculation which had been going on for nearly two years. It had been announced at the beginning of 1998 that the former majority shareholder, Crédit Lyonnaise, had to divest itself from BfG Bank in pursuance of EU Commission rules. The purchase of BfG Bank by the Swedish financial group SEB at the end of October 1999, Hülsmann continued, had had a liberating effect on the bank. Both staff and clients had welcomed the change in shareholder.

Private-client business grew again last year. Growth leaders were investment funds and loans for building and construction. The volume of BfG Invest's public-access funds grew by 52% to EURO 3.8 billion; including special institutional funds, BfG Invest was managing a volume of EURO 8 billion.

Fund assets of BfG ImmoInvest reached EURO 2.0 billion. Loans for building and construction showed an increase of 11 percent. The bank has made a successful start with its Internet service. The number of Internet clients rose constantly over 1999, reaching nearly 29,000 at the end of January 2000. Last autumn Teletrust Deutschland, which includes such famous companies as Microsoft and IBM, awarded the Bank the Innovation Prize for early and successful implementation of the HBCI Standard. BfG Bank was the first cross-regional bank to have introduced this security standard.

Institutional business also showed satisfactory growth. Investment volume grew from EURO 8.8 billion to EURO 9.2 billion and the volume of managed depositories from EURO 12.8 billion to EURO 13.9 billion.

Corporate-client business remained difficult, against a background of low margins and continuing high risks. The bank divested itself of any further commitments in 1999. Loan volume in this sector shrank by EURO 1.2 billion to EURO 3.1 billion. A conservative risk policy was also maintained for real-estate business. This sector showed moderate growth in loan volume from EURO 0.3 billion to EURO 4.5 billion.

The repositioning of BfG Bank means that asset management and Internet banking are undergoing targeted development in close co-operation with SEB. Corporate-client business will be oriented still further towards clients with a house-bank function. Considerable cost savings – especially in the back-office area and in central functions – will be achieved by process optimisation, by exploiting new technology and by using IT, as well as through integration into SEB activities.

Lars Lundquist, Deputy Chairman of BfG Bank management Board, introduced the annual financial statement for 1999. This has been heavily influenced by the bank's continuing strategic re-orientation. In 1999 the Group balance-sheet total rose by EURO 1.7 billion to EURO 44.2 billion. Client receivables grew by 3.2 percent to EURO 25.7 billion and total client liabilities by 9.2 percent to EURO 32.0 billion. This growth was due in particular to the dynamic expansion of BfG Hypothekenbank AG.

Interest surplus fell slightly in comparison with the previous year to EURO 581 million (previous year: EURO 601 million). The main reasons for this were pressure on margins and cessation of revenue from the subsidiary WTB, which was sold at the end of 1998. The satisfactory rise in commission surplus of 12.5 percent to EURO 180 million resulted from considerable improvement in securities transactions.

Trading profit is 51.7 percent higher than the previous year, standing at EURO 44 million. The rise in administration costs of 7.4 percent is due to higher staff expenditure and to project costs, particularly for the Y2K changeover. The balance for other operating revenue and expenditure showed a planned decline of EURO 56 million. 1998 saw increased extraordinary revenue, resulting from the sale of two shareholdings.

Due to high provisions made in connection with the strategic re-orientation and the restructuring measures which this has involved, the profit and loss account shows an annual deficit of EURO 168 million; this is compensated by withdrawals from profit reserves. Restructuring costs amount to EURO 83 million. Further provisions, shown under Risk Provisions and Shareholding Write Downs, amount in total to EURO 203 million.

Lars Lundquist further explained the measures being taken to raise return on equity to 15 percent. These foresee increasing revenue by some EURO 80 – 100 million, such increases to be achieved by developing asset management and Internet banking. At the same time it is planned to implement cost savings of EURO 80 – 100 million. Non-strategic divisions will be restructured, sold or closed. In connection with this re-orientation on the part of the Bank, Lundquist mentioned the loss of at least 500 jobs and the closure of Deutsche Handelsbank AG of Berlin.

However, as Lundquist summed up, BfG Bank's repositioning was concentrating on a clear growth strategy, focussing on asset management. For BfG, a multi-channel bank, the Internet would become increasingly important as a marketing channel.

Communication and Economic Research
Your contact officer: Heinrich Schaumburg
Telephone: +49 69 258 6400, fax: +44 69 258 6409
e-Mail: hschaum@bfg.de
Frankfurt, 17 February, 2000

(Provisional figures)
Breakdown of the profit and loss account of BfG Group for the period January 1 to December 31, 1999

	1999	1998	Changes	
	€ million	€ million	€ million	%
Net interest received	581	601	-20	-3.3
Net commission received	180	160	20	12.5
Profit from leasing operations	21	26	-5	-19.2
Net income from financial operations	44	29	15	51.7
Administrative expenditure	694	646	48	7.4
Balance of other operating income and expenditure	29	85	-56	-65.9
Operating result before provisions for risks	**161**	**255**	**-94**	**-36.9**
Provisions for risks	184	65	119	182.9
Operating result	**-23**	**190**	**-213**	**-**
Depreciation on investments in subsidiaries and associated companies	-55	3	-58	-
Extraordinary items	-85	-7	-78	-
Taxes	-5	-2	-3	-
Net loss for the year (previous year: net profit)	**-168**	**184**	**-352**	**-**

(Provisional figures)
Balance sheet of BfG Group
as at December 31, 1999

	1999	1998	Changes	
	€ million	€ million	€ million	%
Cash reserves	370	321	49	15.3
Due from credit institutions	11,822	11,602	220	1.9
Due from customers	25,713	24,916	797	3.2
Securities				
. fixed-interest	5,455	4,698	757	16.1
. non-fixed-interest	109	133	-24	-18.0
Fixed assets	444	576	-132	-22.9
Other assets	316	304	12	3.9
Total assets	**44,229**	**42,550**	**1,679**	**3.9**
Due to credit institutions	9,106	9,990	-884	-8.8
Due to customers	19,378	19,144	234	1.2
Certificated liabilities	12,631	10,167	2,464	24.2
Contingency reserves	693	597	96	16.1
Subordinated liabilities and participatory capital	662	606	56	9.2
Funds for general risks in banking	131	131	0	0
Shareholders' equity	1,302	1,491	-189	-12.7
Other liabilities	326	424	-98	-23.1
Total assets	**44,229**	**42,550**	**1,679**	**3.9**

Analysis of profit and loss accounts of BfG Group 1999

	€ million
„Normal" operating profit	61
Brady Bonds income	+62
Provision for Holzmann exposure	-23
Operating profit	**100**
One-offs and restructuring costs	-152
Reserve allocations	-111
Taxes	-5
Net result 1999	**-168**

File No. 82-3637.



Stockholm - 23 February, 2000

PRESS RELEASE

Annika Bolin – New Head of SEB Merchant Banking

Annika Bolin has been appointed Head of SEB Merchant Banking. She has worked within Merchant Banking since 1990 and has been global head of SEB's trading operations since 1997. Annika Bolin succeeds **Mats Larsson**, who will be leaving the bank at his own request.

Magnus Carlsson, Head of Corporate Banking at Merchant Banking, has been appointed Deputy Head of Merchant Banking.

Together with **Fleming Carlborg** - Head of Retail Distribution & Executive Vice President - Annika Bolin has also been appointed deputy for **Monica Caneman**, who is head of SEB's Nordic Banking Operations & Deputy CEO of SEB.

For further information, kindly contact:
Annika Bolin, Head of SEB Merchant Banking,
Telephone: +46 8 506 23282
Boo Ehlin, Head of External Communication,
Telephone +46 8 763 85 77, +46 8 70 763 85 77



Stockholm and Hano

PRESS RELEASE

SEB developing mobile banking services together with Ericsson

This summer, SEB will be launching its new mobile banking services together with Ericsson - who will be releasing the new R 380 mobile telephone within the next few days. Together with Ericsson, SEB will be displaying its new mobile services at this year's Cebit Fair in Hanover. To begin with, these mobile banking services will be launched in Sweden.

SEB is well to the fore as regards Internet banking services. In 1996, SEB started its Internet Bank and today it has 380,000 – or 25 per cent of its customers - actively using the Internet for carrying out banking business. This makes SEB one of the leading e-banks in the world.

Now SEB is taking yet another step toward making its banking services more easily available to its customers. Starting this summer SEB will be offering its customers mobile banking via Ericsson's latest mobile telephone, the R 380.

"A mobile Internet increases accessibility for our customers. To start with, we shall be offering those services, via the WAP phone, for which there is the greatest demand. With new and more simplified ways of banking we believe that our customers will want to do new things – we noticed that early on. That's why this is just the beginning," says Johan H Larson, Head of SEB's Internet Bank.

Ericsson's R 380 is the latest thing in mobile phone and is considerably more user-friendly than existing WAP telephones. Via the R 380, SEB will be able to offer simple, easy-to-carry-out banking services. By means of the R 380's integrated "touch-screen", customers will be able to pay bills, buy shares, make transfers, etc.

SEB is the biggest banking group in the Nordic region, with funds under management of SEK 800 billion. SEB is now focusing hard upon Internet banking in Europe. SEB owns German BfG bank – Germany's fifth largest bank – and is planning to launch a new generation of its Internet Bank there in the third quarter of this year.

At 12.30 on Friday 25 February at Sveavägen 8 in Stockholm, SEB will be calling a press conference. The new mobile banking services will be demonstrated by, among others, Johan H Larson, Head of SEB's Internet Bank. Kennet Rådne, Head of Ericsson Business Consulting will also be participating.
We look forward to meeting you!

For further information, please contact:
Johan H Larson, Head of SEB's Internet Bank, Telephone +46 8 705 12 38 02
Boo Ehlin, Head of External Communication at SEB, Telephone +46 8 763 85 77, +46 70-763 85 77
Jörgen K Olsson, Information, SEB Internet Bank, Telephone +46 70-763 85 77

File No. 82-3637.



Stockholm – 25 February, 2000

PRESS RELEASE

Anders Mossberg new head of SEB Asset Management & Life

Anders Mossberg has been appointed Head of SEB Asset Management & Life.

Anders Mossberg is 47 years of age and joined SEB in 1985. In 1990 he became head of SEB's life insurance companies. In 1998 Anders Mossberg was appointed Executive Vice President of SEB and Head of SEB Trygg Liv.

Included in Asset Management & Life are SEB Enskilda Banken, Investment Management, mutual funds and SEB's life insurance company.

Anders Mossberg remains Head of SEB Trygg Liv.

For further information, please contact:
Anders Mossberg, Head of SEB Asset Management & Life
Telephone: +46 8 785 11 10
Boo Ehlin, Head of External Communications
Telephone: +46 8 763 85 77, 46 70 763 85 77



Stockholm - 25 February, 2000

Press Release

***Anders Rydin* will take up a new position as Chief Financial Officer, with overall responsibility for the control and treasury functions of the Group.**
***Zaid Pedersen* will be appointed Treasurer.**

On 1 April, *Anders Rydin*, who is at present Executive Vice President and head of business control and group staff functions, will take up a new position carrying overall responsibility for control and treasury functions, i.e. Group Control and Group Treasury, including Risk Control. At the same time Anders Rydin will be appointed Chief Financial Officer (CFO).

On the same date *Zaid Pedersen* will be appointed Treasurer, and will also be responsible for Risk Control.

Lars Isacsson, who has been Executive Vice President and Chief Financial Officer since 1993, will be retiring on 1 April. After having gone into retirement, Lars Isacsson will become Senior Advisor to the President & CEO of the SEB Group.

For further information, please contact:
Gunilla Wikman, Head of Group Communications
Telephone: +46 8 763 8125
Lotta Treshow, Head of Investor Relations,
Telephone +46 8 763 9559



Stockholm - 28 February, 2000

PRESS RELEASE

Ann-Charlotte Dahlström – Global Head of Human Resources at SEB

Ann-Charlotte Dahlström, has been appointed Global Head of Human Resources at SEB. She is 47 years of age and has been Head of Human Resources at Ericsson's Network Operators and Service Providers. The new appointment begins in May and Ann-Charlotte Dahlström will become a member of SEB's Executive Committee.

"At SEB, we find ourselves in the midst of a break between the old and new economy. We are focusing on the new economy - with Internet at its centre. At the same time many of the traditional aspects are worth taking care of. This period of change, where we are clearly on the way to becoming a 'knowledge company' that increasingly transfers know-how to its customers, places still greater demands upon development of competence and leadership. That's why it feels important to place clearer focus upon these questions and raise them to the highest level," says *Lars H Thunell*, President and CEO of SEB.

Ann-Charlotte Dahlström has been head of human resources within various sections of the Ericsson group during the last six years. She has been working for Ericsson since 1985. Prior to that, Ann-Charlotte Dahlström worked in various capacities for Stockholm's County Council. She has a degree in philosophy from Stockholm University.

Lennart Lockne, who is stepping down from the post of Global Head of Human Resources at his own request, will continue to work in the capacity of advisor within the personnel area until his retirement in the year 2001.

For further information, please contact:
Ann-Charlotte Dahlström, future Global Head of Human Resources
Telephone: +46 8 585 34066
Gunilla Wikman, Head of Group Communications
Telephone: +46 8 763 8125
Lotta Treshow, Head of Investor Relations,
Telephone +46 8 763 9559

Press Release No 20

File No. 82-3637.



Stockholm - 28 February, 2000

PRESS RELEASE

New Executive Committee and Group Management at SEB

At SEB, a new, smaller Executive Committee has been appointed.
It is made up of the following executives:
Lars H Thunell, President & Chief Executive Officer (CEO)
Monica Caneman, Deputy CEO and Head of Nordic Banking
Ann-Charlotte Dahlström, Global head of Human Resources
Lars Gustafsson, Chief Information Officer
Lars Lundquist, Deputy President of BfG Bank
Anders Mossberg, Head of Asset Management & Liv (life)
Anders Rydin, Chief Financial Officer (CFO)

Apart from those mentioned above, SEB's Group Management is made up of the following executives:
Annika Bolin, Head of Merchant Banking
Mariana Burenstam Linder, Head of SEB Enskilda Banken
Fleming Carlborg, Head of Retail Distribution
Magnus Carlsson, Deputy Head of Merchant Banking
Per-Erik Coos, Special Projects
Bernd Kiene, responsible for Private Clients at BfG
Mats Kjaer, Head of SEB Baltic Holding
Håkan Larsson, Head of Strategic Planning
Johan H Larson, Head of SEB Internet
Mats E Larsson, Deputy Head of Retail Distribution
Ernst Maul, responsible for Institutional Clients at BfG
Per-Anders Ovin, Head of Enskilda Securities
Zaid Pedersen, Head of Group Treasury
Einar Thodal Ness, Head of SEB Securities Services
Gunilla Wikman, Head of Group Communications

Ulf Thornander, Head of Legal Department and secretary to the board of SEB and the Executive Committee.

New appointments within SEB's Group Management

Annika Bolin, born 1962, appointed, last week, to the position of Head of the Merchant Banking business area.
See separate press release.

Magnus Carlsson, born 1956, Deputy Head of Merchant Banking, responsible for Corporate Banking.

Ann-Charlotte Dahlström, born 1952, newly-appointed Global Head of Human Resources. Currently with Ericsson – takes up the appointment with SEB in May.
See separate press release.

Bernt Kiene, born 1951, responsible for Private Clients at BfG,
Ernst Maul, born 1943, responsible for Institutional Clients at BfG,
These posts at Group Management will rotate amongst the various members of BfG's Vorstand (Management Committee).

Mats E Larsson, born 1951, Deputy Head of Retail Distribution, responsible for Business Development.

Håkan Larsson, born 1949, Head of Strategic Planning.

Einar Thodal Ness, born 1955, Head of SEB Securities Services.

Gunilla Wikman, born 1959, Head of Group Communications.

"SEB is a different company from what it was half a year ago. The number of employees has doubled to 21,000. Since the acquisition of BfG and the three Baltic banks, half the staff is outside the borders of Sweden. We find ourselves in an intense process of change, where Internet is at its centre. The organisation has been structured into four main groups:
Nordic Banking, Asset Management & Live (life), BfG and Other Operations," says *Lars H Thunell*, President & CEO of SEB.

"It therefore feels right that we follow this by creating a smaller, more efficient-running Executive Committee – and at the same time we have created broader representation within Group Management.

For further information, please contact:
Gunilla Wikman, Head of Group Communications
Telephone: +46 8 763 8125
Lotta Treshow, Head of Investor Relations,
Telephone: +46 8 763 9559

File No. 82-3637.



Stockholm - 7 March, 2000

PRESS RELEASE

International complement proposed for the board of SEB

At the Annual General Meeting of SEB, Skandinaviska Enskilda Banken, on 11 April 2000 the following proposal will be submitted the new board of directors.

As new members of board are proposed:
Penny Hughes, Great Britain, currently member of the boards of Vodafone Airtouch plc, Trinity Mirror plc and Body Shop International plc and former President of the Coca Cola Company in Great Britain.
and
Dr Hans-Joachim Körber, Germany, President of Metro AG, Europe's largest trade and service group.

It is also proposed that the following members of the board be re-elected:
Jacob Wallenberg, Claes Dahlbäck, Urban Jansson, Tuve Johannesson, Carl Wilhelm Ros, Lars H Thunell and Gösta Wiking.

As substitute, Monica Caneman, Deputy CEO of SEB is proposed.

Marcus Wallenberg and Carl Johan Åberg have both declined re-election.

For further information, please contact:
Boo Ehlin, Head of External Communications at SEB,
Telephone: +46 8 763 85 77 or +46 70 763 85 77

File No. 82-3637.



Stockholm - 7 March, 2000

PRESS RELEASE

SEB introduces an employee option-programme for 400 executives

The board of SEB has decided to expand its employee option programme. Group Management received options. Now allocation will be made to four hundred leading executives within the SEB Group. The employee option-programme follows the taxation criteria set out in the taxation rules introduced on 1 July 1998 (SFS 1998:337).

The aim of the programme is to achieve commitment and interest in the development of SEB's shares. Including the allocation of options to Group Management, the number of allocated options in connection with the programme for the year 2000 will be approximately 6,000,000. The general allocation will have a value calculated at approximately 15 per cent of basic salary. The programme is based upon existing shares. Therefore, there will be no dilution effect so far as present shareholders are concerned. The option programme is secured in such a way that future increases in the value of SEB shares will not affect the cost of the programme for SEB.

As regards taxation, employee options are ranked on a par with salary. This means that the individuals concerned will be taxed in the same way as for income tax when the options are utilised and social costs for SEB will be payable at that juncture. Allocation of employee options has been implemented to replace the value of former corresponding bonus systems and similar forms of remuneration.

More information on the staff option programme:

Each employee option entitles the holder to acquire one SEB series-A share at a price of SEK 91.50. The price of acquisition of the SEB share is calculated at 110 per cent of the average stock market price during the fortnight following presentation of the annual report of SEB on 15 February. Utilisation of employee options may only take place between the years 2003 – 2007; i.e. utilisation of the options is frozen for the three years immediately following the options having been issued.

In order to secure SEB against the effect that share-price increases might have upon employee options, the options, including social costs, have been hedged by means of a third-party derivative-contract. By means of this the costs for SEB are limited as regards share-price increases as opposed to the difference between interest costs and dividends for those underlying shares in the derivative-contract at the same time as there is a certain exposure against an eventual drop in share prices. Distribution of the options will be taken up in the annual report.

For further information, please contact:
Anders Rydin, Chief Financial Officer (elect)
Telephone: +46 8 763 82 09
Boo Ehlin, Head of External Communications
Telephone: +46 8 763 85 77 or +46 70 763 85 77

File No. 82-3637.



Stockholm March 8 2000

PRESS RELEASE

SEB first to offer funds by Internet on Fondmarknaden.se

SEB has become the first large bank to take the step to sell funds via retail channels other than its own. Their first business partner is Fondmarknaden.se, which now offers SEB's almost 100 funds over the net.

Claes-Johan Thureson, head of SEB Fonder, says: "This is a new and interesting way for us to offer clients our funds. I think that this retail method is going to grow for SEB in the future. Choosing external channels to sell funds is a way to meet clients' needs and increase accessibility."

Fondmarknaden.se is Sweden's leading marketplace for funds on the Internet. The service offers fund information, advice and fund trading. The client pays directly through their usual bank account.

Stellan Forsberg, the managing director of Fondmarknaden.se, says: "The clients at Fondmarknaden.se often choose SEB's funds when they invest. We have therefore become a large client of SEB's. Today's agreement proves this and means that we now will deepen our co-operation to a long-term relationship. We can offer our clients SEB's total fund portfolio."

SEB is the Nordic region's largest player in asset management, managing capital worth SEK 810 billion. Prioritised areas are savings and Internet banking. Seabees Internet bank has 385 000 clients. In April SEB starts Internet banking in Denmark and in Quarter 3 in Germany.

Fondmarknaden.se, an independent market player, has Europe's widest fund portfolio. Fund statistics are updated daily through an extranet. Thus can Fondmarknaden.se offer the market's most up-to-the-minute fund information, as well as information and ranking for all funds on the market.

For further information, please contact:
Claes-Johan Thureson, head of SEB Fonder, tel. +46 8 763 69 85
Boo Ehlin, Head of External Communications, tel. +46 8 763 85 77, +46 70 763 85 77
Stellan Forsberg, MD Fondmarknaden.se, tel. +46 8 545 186 00

File No. 82-3637.



Stockholm March 8 2000

PRESS RELEASE

SEB first to offer funds by Internet on Fondmarknaden.se

SEB has become the first large bank to take the step to sell funds via retail channels other than its own. Their first business partner is Fondmarknaden.se, which now offers SEB's almost 100 funds over the net.

Claes-Johan Thureson, head of SEB Fonder, says: "This is a new and interesting way for us to offer clients our funds. I think that this retail method is going to grow for SEB in the future. Choosing external channels to sell funds is a way to meet clients' needs and increase accessibility."

Fondmarknaden.se is Sweden's leading marketplace for funds on the Internet. The service offers fund information, advice and fund trading. The client pays directly through their usual bank account.

Stellan Forsberg, the managing director of Fondmarknaden.se, says: "The clients at Fondmarknaden.se often choose SEB's funds when they invest. We have therefore become a large client of SEB's. Today's agreement proves this and means that we now will deepen our co-operation to a long-term relationship. We can offer our clients SEB's total fund portfolio."

SEB is the Nordic region's largest player in asset management, managing capital worth SEK 810 billion. Prioritised areas are savings and Internet banking. Seabees Internet bank has 385 000 clients. In April SEB starts Internet banking in Denmark and in Quarter 3 in Germany.

Fondmarknaden.se, an independent market player, has Europe's widest fund portfolio. Fund statistics are updated daily through an extranet. Thus can Fondmarknaden.se offer the market's most up-to-the-minute fund information, as well as information and ranking for all funds on the market.

For further information, please contact:
Claes-Johan Thureson, head of SEB Fonder, tel. +46 8 763 69 85
Boo Ehlin, Head of External Communications, tel. +46 8 763 85 77, +46 70 763 85 77
Stellan Forsberg, MD Fondmarknaden.se, tel. +46 8 545 186 00



Stockholm 17 March 2000

Press Release

New share issue and stock-exchange listing for Self Trade in Paris today

Self Trade, the French Internet agent, is today implementing a new EUR 140 M share issue and its shares will be listed simultaneously on the Le Nouveau Marche Paris Stock Exchange. The issue is the largest of its type to date on Le Nouveau Marche. SEB is one of the largest owners in Self Trade, with 34 per cent of the votes and 20.4 per cent of the share capital.

Self Trade is already established as one of the leaders in the French market and its goal is to become one of the European market leaders in the area of financial services via the Internet.

Self Trade is one of the pioneers in trading via the Internet and has established its name by charging a uniform flat rate for all share transactions, regardless of the size of the investment. The company, which has operations in London, Milan, Madrid and Cologne, has a total of 160 employees.

Self Trade, which had approximately 17,000 customers as at February 29, books a total of 16,000 orders each day. Following the new share issue, which has been subscribed by approximately 300,000 French investors, Self Trade has shareholders' equity of about EUR 180 M.

SEB´s holding in Self Trade has a book value of SEK 69.9 M in the accounts for 1999. SEB intends to subscribe to the issue according to its pre-emptive rights.

For further information, please contact:
Gunilla Wikman, Vice President Corporate Communications, SEB,
telephone: +46 8-763 81 25, 070-763 81 25

File No. 82-3637.



Stockholm March 27 2000

PRESSRELEASE

SEB becoming third-largest owner of newly formed Internet company

SEB is investing SEK 415 M in *b-business partners*, which is taking stakes in companies that conduct business-to-business (B2B) commerce via the Internet.

SEB, together with Investor and ABB, is among the largest owners of *b-business partners*, a Europe-based venture group formed today with a share capital of slightly more than SEK 8 billion. The company will invest in -- and develop -- business-to-business e-commerce (E-B2B),a rapidly growing market.

b-business partners, based in Holland, will take the initiative in establishing and investing in new e-business companies. The company will be among the largest of its type in Europe and public listing of its shares is planned within three years. One of the objectives is to build networks linking the "new economy" and traditional companies, with Europe as a field for investment.

SEB is well in the forefront in providing financial services via the network. SEB started its Internetbank as early as 1996 and today has 400,000 customers, 25 percent of the total in SEB. The Bank is a world leader in providing companies with tools that enable them to conduct currency, interest and futures transactions on the network via Trading Station. SEB currently has approximately 30,000 companies that conduct their banking transactions via the Internet bank.

Because SEB was among the first to appreciate the advantages offered by the Internet, the Bank now has more knowledge in this field than other players. SEB wants to take advantage of this situation and, to further consolidate its position, it is investing nearly half a billion kronor in *b-business partners*.

"SEB is joining this joint venture because we know that business-to-business commerce will increase sharply," says Lars Thunell, president and chief executive officer, SEB. "With our advantage of being the first in Internet banking, we want to share our knowledge, as well as the experience of our partners and other investors, in order to become even more effective."

According to estimates, the European network-based business-to-business market will grow from approximately SEK 400 billion today to slightly more than SEK 11,500 billion in 2003.

In addition to Investor and ABB, each of which is contributing SEK 2.5 billion, and SEB, which is investing SEK 415 M, the following companies are also participating in *b-business partners*: Astra Zeneca, Atlas Copco, Electrolux, Saab, Sandvik, StoraEnso and WM-data. The necessary approvals are being sought from the Financial Supervisory Authority.

For additional information, please call:
Boo Ehlin, Head of External Communications, SEB. Telephone 08-763 85 77 / 070-763 85 77

Enskilda Securities

Stockholm, 31 March 2000

PRESS RELEASE

Enskilda Securities to launch unique WAP service for institutional investors

Enskilda Securities has developed a new mobile service for its institutional clients offering them a complete Research service over their WAP phones. At the same time, a new service allowing investors to download research reports to hand-held computers is being launched. The two new services are being marketed as **Mobile Research On-Line**.

Enskilda Securities' clients will be able to receive research, key figures and stock quotes directly to their WAP phones. This means that portfolio managers and investors will also receive relevant information when they are out of the office.

Björn Jansson, Global Head of Research at Enskilda Securities, says:

"The Nordic countries are at the frontline in developing and using mobile Internet applications and Enskilda Securities has conducted extensive research on how this new technique affects phone manufacturers, telecom operators and program developers. Now we have also initiated a case study by developing a WAP service of our own for our institutional clients. A project which has given us not only a unique new service to offer our clients but also an even better insight into how the new mobile Internet industry affects the market."

The following functionality is offered by the new services.

- Stock quotes over a WAP phone from some 20 European and American stock exchanges.
- Possibility to generate 15 different key figures on a WAP phone for any of the 500 companies in 13 countries that Enskilda Securities has research coverage on.
- Possibility to view on the phone a brief summary of the research reports published continually during the day. Every day the 70 analysts at Enskilda Securities publish between 10 and 30 reports. A more detailed summary can be downloaded to a client's hand-held computer, e.g. to a Palm Pilot or Windows CE computer.
- Possibility to generate a chart on the phone, showing the share price performance for the past 30 days for any company.

Possibility to get in contact with the responsible analysts for a specific company by just the push of Stockholm, 31 March 2000

•

For more information, please contact:
Björn Jansson, Global Head of Research at Enskilda Securities, (46) 8 5222 9740
bjorn.jansson@enskilda.se

Åke Tennander, Project Manager at Enskilda Securities, (46) 8 5222 9653
ake.tennander@enskilda.se



Stockholm, 3 April 2000

PRESS RELEASE

SEB sells real estate – capital gain of SEK 350 million

SEB is selling its entire holding in the company that owns those premises in which SEB's head office at Kungsträdgårdsgatan 8 is situated in Stockholm. The sale will realise SEK 660 million and will result in an after-tax profit for the SEB Group of SEK 350 million.

Sale of the properties, known as Näckström 21 and 28, means that SEB no longer owns any of the property from which its operations are carried out. The buyer is a newly-established company called EB-SB Holding AB that is wholly-owned by the pension foundation of Skandinaviska Enskilda Banken. EB-SB Holding AB is buying, from SEB, all shares of SEB Bankfastigheter Holding AB.

The properties in question contain some 16,000 square meters that will be rented by SEB. The tenancy runs for a ten-year period at the current market price.

For further information, please contact:
Anders Rydin, Chief Financial Officer, SEB, Telephone +46 8-763 82 09
Boo Ehlin, Head of Press Relations at SEB, Telephone +46 8-763 85 77,
or +46 070-763 85 77

Press Release No. 33

File No. 82-3637.

Enskilda Securities

Stockholm - 4 April, 2000

PRESS RELEASE

Roland Jonsson joins Enskilda Securities' Research department

Enskilda Securities has recruited Roland Jonsson to its Research department in Stockholm. He is one of Sweden's most experienced and prestigious analysts and comes to Enskilda Securities from Deutsche Bank. Roland Jonsson will be responsible for the further development of Enskilda Securities' Swedish research products.

As well as doing so, he will function as a "sounding board" and ideas person as regards, among other things, the development of the content of analyses, evaluation and the timing of their release onto the market. Roland Jonsson will be working close to companies and investors.

Björn Jansson, Head of Research at Enskilda Securities, comments:

"The recruitment of Roland Jonsson is one more step in a goal-oriented drive to strengthen the Enskilda Securities research products considerably. This drive started one year ago. I am convinced that Roland Jonsson's working methods as an analyst and his knowledge of the equity market will contribute toward strengthening our research department. "

Roland Jonsson has some 15 years experience of the Swedish equity market and has worked in both London and Stockholm. For the last five years he has been working for Deutsche Bank, where he has been Head of Research. Over the years Roland Jonsson has been highly ranked in several surveys carried out on analysts. The Swedish publication Affärsvärlden (Business World) awarded him the title "Most Valuable Analyst in Sweden."

For further information, please contact:
Björn Jansson, Head of Research at Enskilda Securities,
Telephone +46 8-522 297 40





File No. 82-3637.



Stockholm, 11 April 2000

PRESS RELEASE

Björn Lind new Head of SEB Fondförvaltning AB

At today's board meeting, Björn Lind was appointed Managing Director of SEB Fondförvaltning AB. He succeeds William af Sandeberg, who remains on the board and is Head of SEB Investment Management.

For further information, please contact:

William af Sandeberg, Head of SEB Investment Management,
Telephone: +46 8 788 62 80



File No. 82-3637.

Stockholm - 11 April, 2000

PRESS RELEASE

SEB result up 40 per cent January-Februry 2000

SEB's income for the first two months of the year was SEK 5.2 billion This gives a results of SEK 1.6 billion, making a 40 per cent increase on the result for the same period last year.

SEB's President and CEO Lars H Thunell told of the positive result at the Annual General Meeting of SEB which was held this afternoon at the Cirkus building in Stockholm.

"I am very pleased with the result for the first two months. It's encouraging that all business areas have produced good results," commented Lars Thunell.

"SEB has opened the year 2000 strongly, with great activity and with several deals that have been carried out. For example the purchase, by Enskilda Securities, of Orkla Finans Fondsmegling from Orkla in Norway, the listing of Self Trade which produced SEK 1 billion in value – today shown on the books as SEK 300 million – and, naturally, the consolidation of German BfG Bank."

"Development at BfG has gone very well. A restructuring, with ambitious goals as regards result, was introduced in January; the consequences of which include at least 500 positions being affected by rationalisation, co-ordination and various areas of operation being reviewed. At the same time the focus has been intensified upon the Internet and mutual funds – where, for example, the Swedish technology fund is beginning to be sold, with great success, in Germany."

In his speech, Lars Thunell also told how SEB has now taken the step from being a Nordic universal bank, with 14,000 employees, to becoming a customer-driven European bank with the Internet at its core and with 21,000 employees, most of whom are situated outside the borders of Sweden. SEB's vision for the future is to be the leader in Europe as regards customer-oriented, Internet-centric financial services.

"When it comes to investing in the new economy, we are also there with various network partners. In March, we went in as part-owner of B-business partner and we are in the process of creating SEB E-invest, which will invest in e-related companies that have a connection with the operations of the group. We already have within the group SEB Företagsinvest, which invests venture capital in the Nordic region. This has developed very satisfactorily."

"In the new economy we can't expect to do everything ourselves. SEB will continue to deliver a broad range of financial services to its clients, but, to a greater extent, we will work with various partners within various areas of operation," said Lars Thunell.

SEB's key words for the future are growth companies, savings and the Internet. SEB is growing on both the Internet and savings fronts. Today, SEB has 560,000 e-banking customers, of which 160,000 are outside Sweden. 25 per cent of SEB's Swedish customers use the Internet to carry out their banking transactions.

Tomorrow, 12 April, the first version of the SEB Group's new pan-European Internet Bank will be launched in Denmark.

In February SEB had – with German bank BfG included – SEK 925 billion in funds under management. This means that, as regards funds under management, SEB is the largest Nordic operator.

For further information, please contact:
Gunilla Wikman, Head of Group Communications
Telephone: +46 70 763 81 25
Boo Ehlin, Head of External Communication
Telephone: +46 8 763 85 77, +46 70 763 85 77
Lotta Treschow, Investor Relations
Telephone: +46 8 763 95 59

File No. 82-3637.



Stockholm, 11 April 2000

PRESS RELEASE

Penny Hughes and Hans-Joachim Körber new Members of SEB's Board

At SEB's Annual General Meeting held today, 11 April 2000, the following Members of the Board were re-elected:
Jacob Wallenberg, Claes Dahlbäck, Urban Jansson, Tuve Johannesson, Carl Wilhelm Ros, Lars H Thunell and Gösta Wiking.

Both Carl Johan Åberg, who will be 70 years old this year, and Marcus Wallenberg have declined re-election.

New Members of the Board are Penny Hughes from England and Dr. Hans-Joachim Körber from Germany. Penny Hughes is on several British boards, including that of British mobile telephone operator Vodafone Airtouch. Hans-Joachim Körber is Managing Director of Metro, Germany's largest trade organisation.

Monica Caneman was re-elected Deputy Director. Mrs Caneman is Deputy Group Chief Executive and Head of Nordic Banking.

Directors appointed by the employees are Ulf Jensen and Bengt Berg - with Inger Smedberg and Erland Sandén as Deputies.

The Board appointed, PricewaterhouseCoopers auditors.

At the statutory meeting of the Board in connection with the Annual General Meeting, Jacob Wallenberg was appointed Chairman, Claes Dahlbäck and Gösta Wiking were appointed Deputy Chairmen.

The Board set the dividend at SEK 3.50 per share and the record date as 14 April 2000.

For further information, please contact:
Boo Ehlin, Head of External Information at SEB, Telephone +46 8 763 85 77, +46 70 763 85 77
Lotta Treshow, Head of Investor Relations, Telephone +46 8 763 9559

File No. 82-3637.

Enskilda Securities

Stockholm April 14 2000

PRESS RELEASE

Ole Andersen – new Global Head of Corporate Finance

Ole Andersen has been appointed Global Head of Corporate Finance and Executive Vice President at Enskilda Securities AB.

Ole was previously Head of the Enskilda Securities AB branch in Copenhagen and local Head of Corporate Finance in Denmark. Prior to joining Enskilda in 1997 Ole was a Head of Alfred Berg Corporate Finance in Copenhagen for six years and with Arthur Andersen & Co previously.

Ole Andersen has extensive corporate finance experience, particularly within mergers and acquisitions and international capital markets transactions.

John Abrahamson has regretfully decided, for family reasons, to take a leave of absence. John Abrahamson plans to rejoin Enskilda at year-end.

For more information, please contact:
Per-Anders Ovin, President Enskilda Securities AB, telephone: + 46 8 522 95 75

File No. 82-3637.

Enskilda Securities

Stockholm April 14 2000

PRESS RELEASE

Richard Josephson joins Enskilda Securities

Richard Josephson, until recently with Goldman Sachs, will join Enskilda Securities on 2 May, 2000.

Richard Josephson has previously been with EQT, and with Enskilda Securities between 1985 and 1997.

For more information, please contact:
Per-Anders Ovin, President Enskilda Securities AB, telephone: +46 8 522 295 75

File No. 82-3637.



Stockholm - 19 April, 2000

PRESS RELEASE

SEB starts growth centres for corporate clients

In the summer SEB will start three new growth centres in Sweden. They will be situated in Kista, Lund and Gothenburg. Head of these will be Charlotte Hagberg, currently Head of SEB's southern region.

"The purpose of these Growth Centres will be to help companies. SEB will provide know-how, advice and act in co-operation with companies that are expanding their operations, setting up in new markets or planning a listing," says Charlotte Hagberg.

Sweden is one of the countries that has experienced, and is still experiencing, strong growth as regards new companies. A great number of these operates within the service and IT sectors. Sweden is often described as a world leader in the field of communication. Certain players describe Sweden as Mobile Internet Valley.

SEB has a long tradition of having accompanied major corporate clients out into the world. This means that SEB is well to the fore when it comes to technical solutions, but also when it comes to a way of thinking – how the clients can get the best service possible and how they can improve their financial standing.

SEB now wants to provide companies that are already established in their respective markets with this experience and know-how. Companies that now find themselves growing strongly and in need of financial advice.

"By means of this move, SEB will prove to be still better as a financial partner for fast-growing companies. We know that these companies have special requirements. That is why we are building up specialist competence to meet such needs," says Fleming Carlborg, Vice President at SEB and Head of Retail Distribution.

In connection with Charlotte Hagberg taking on this new assignment, Retail's South and West regions will unite. Head of SEB's new Southwest Region will be Magnus Cavalli-Björkman who is currently Head of the West Region.

In the past the SEB Group has worked with growth and IT initiative on the corporate market through SEB Företagsinvest, Enskilda Securities, Teknikgruppen within Merchant Banking and SEB e-invest. SEB's Growth Centres will work in co-operation with these parts of the Group.

For further information, please contact:
Charlotte Hagberg, Head of SEB's Growth Centres, telephone +46 40 667 61 00
Fleming Carlborg, Head of Retail Distribution, telephone +46 8 763 71 64
Boo Ehlin, Head of External Communication, telephone +46 8 763 85 77

Enskilda Securities

File No. 82-3637.

Stockholm - 19 April, 2000

PRESS RELEASE

Enskilda Securities opens an office in Silicon Valley

First Nordic investment bank to set up in Silicon Valley

Enskilda Securities is planning to open an office in Silicon Valley, California. By opening an office in California, Enskilda Securities will strengthen, still more, its present high level of competence within the technology sector. Via this new office, Enskilda Securities will also arrange venture capital for Nordic corporate clients operating within the technology sector.

Carl Rosén will be responsible for setting up in California. He was formerly Head of Orkla and Chief Editor for Swedish business publication *Affärsvärlden*. Prior to that he worked as an investment banker for 10 years - working for, among others, Alfred Berg and Enskilda Securities.

Analysts and corporate finance specialists will be working at Enskilda Securities' new office in California.

"For us at Enskilda Securities it fees natural to be the first Nordic investment bank to start operating in Silicon Valley," says Per-Anders Ovin, Head of Enskilda Securities.

"Many Nordic companies have the potential to be leaders within information technology. Technical development is moving along at a tremendous pace. Enskilda is now complementing the know-how and the network it already has around 'Wireless Valley' by setting-up in an important global centre for development where a great part of the venture capital industry within the technology sector already exists," says Per-Anders Ovin.

"One of the goals connected with this move by Enskilda Securities is to provide listed and unlisted Nordic high-tech companies with American know-how and venture capital," says Carl Rosén.

Enskilda Securities has offices in eight countries and is the leading investment bank in the Nordic area.

For further information, please contact:
Per-Anders Ovin, Head of Enskilda Securities,
Telephone: +46 8 522 295 75 or +46 070-432 95 75
Carl Rosén, Enskilda Securities, Telephone: +46 70-416 99 01



Stockholm 28 April 2000

Interim Report, January – March 2000

STRONG RESULTS AND HIGH ACTIVITY

Strong results in most areas:

- Group's total result*: SEK 3,659 M (SEK 2,306 M).
- Group's return on equity: 27.2 per cent (18.2 per cent)
- Return on equity, 12 months moving average: 17.1 per cent (13.5 per cent)
- Total result excluding one off items: SEK 2,747 M (SEK 1,766 M)
- Group's operating result: SEK 3,015 M (SEK 1,643 M)
- Commission income increased by 104 per cent to SEK 3,702M (SEK 1,812M)
- Assets under management amounted to SEK 930 billion (SEK 510 billion) and Assets under custody rose to SEK 2,559 billion (SEK 1,801 billion)

High activity during the first months of the year:

- Consolidation and restructuring of BfG
- Sales of real estate (SEK 420 M in capital gain before tax)
- IPO of SelfTrade
- Enskilda Securities' merger with Orkla Finans Fondsmegling (capital gain SEK 373M before tax)
- Formation of venture capital unit SEB e-invest, which invested in b-business partners
- Announcement of closure of 50 branches in Sweden
- E-banking and e-brokerage in 8 European countries with 570,000 customers including SelfTrade.

GROUP PERFORMANCE

Through the acquisition of BfG Bank and consolidation of two of the three partly owned Baltic banks, the SEB Group has grown dramatically compared with the first quarter of 1999. Income has increased by 70 per cent and costs have increased by 56 per cent. After these acquisitions the SEB Group now employs half of its staff outside Sweden.

The new e-centric SEB Group was at the end of 1999 organised into four main areas; *Nordic Banking*, which mainly operates in mature markets, *Asset Management & Life*, targeting growing markets in Europe, the newly acquired *BfG* and *Other activities*. The varying market conditions for the different areas create diverse priorities. This means for example that cost- and capital efficiency measures have high priority in the *Nordic Banking* area whereas *Asset Management & Life* is aiming to profitable growth within the savings area in Europe, which affects both income and costs.

* The Group's total result comprises operating result, change in surplus values in the life insurance operations and compensation from pension fund. As of the first quarter of 2000, SEB is following the Swedish Financial Supervisory Authority's guidelines and recommendations valid from 2001 and is presenting a profit and loss account, in which results from the banking and the insurance operations are reported separately. In addition, SEB is presenting an operational profit and loss account.

CEO:S COMMENT

"The highly favourable market conditions that prevailed at the end of 1999 were strengthened further during the first three months of 2000. Stock market volumes have been high. It is pleasing to note that our efforts in the Asset Management area are paying off so well," says Lars H Thunell, President and Chief Executive Officer.

"Our focus on Asset Management and Life, which have been a centre of attention within SEB since 1997, is now, in addition to yielding sharp income increases, also providing a significant boost to profitability. The changed focus of the Group is now obvious with respect to the composition of income; Commission income has increased by 104 per cent and now constitutes 40 per cent of Group income as compared to 33 per cent last years first quarter. We continue to be optimistic about the private savings area against the background of continued strong growth in demand in Europe.

"We believe that major changes will continue to impact the financial-services industry. When it comes to e-banking, we are, therefore, enhancing our investments even further. We are investing in Denmark and Germany and in our pan-European platform that has been developed and is now being tested. Moreover, many new versions and applications will be launched in Sweden, for example, in the areas of stock brokerage and corporate e-services. However, we are also investing in areas outside our main banking area in the form of venture capital activities, such as SEB e-invest, whose first investment was in b-business partners, as well as the French Internet broker SelfTrade."

"Concurrently, we are seeing how our efficiency enhancement measures within the Nordic Banking operations are beginning to yield results. However, we cannot relax our resolve. A number of extensive measures are now being taken. This includes the reduction in branch offices and merging of two of Retail Distributions three regions, and improving the efficiency of our foreign branch offices through partnerships with other banks. All these measures will provide further effects on the cost side without significant adverse consequences on revenues."

"Restructuring of BfG is proceeding as planned. The efficiency enhancement potential is greater than we originally assessed."

"On the corporate side, we are focusing within several business areas on growth companies, which constitute an increasingly important client group. Special growth centres are being established within Retail Distribution to offer these customers advisory service with specific expertise. Enskilda Securities is opening up an office in Silicon Valley. We are continuing to reduce risk-taking within Merchant Banking, and one of the measures have been to discontinue Proprietary Trading. However, with regard to the Emerging Markets segment, we are increasing activity somewhat, but fully in line with our goal to serve our Nordic corporate clients and we experience that there are attractive business possibilities with limited risks. It is also positive to note how Trading and Capital Markets are posting steadily increasing revenues."

RESULT BY MAIN GROUP

Nordic Banking

The total result for the Nordic Banking operations (Retail Distribution and Merchant Banking business areas as well as SEB Securities Services) rose 10 per cent to SEK 1,456 M. Income was up 4 per cent as a result of sharply increased income in Retail Distribution and SEB Securities Services. The cost increase, net after compensation from the pension funds, was 4 per cent. The income/cost ratio was, in principle, unchanged at 1.83 (1.82). The goal in 2000 is that the cost level in Nordic Banking shall be unchanged compared with 1999.

Capital rationalisation, particularly within Merchant Banking, continued to be a prioritised area for Nordic Banking. During the first quarter, allocated capital was reduced by SEK 566 M to SEK 17.921 M. Return on allocated capital improved somewhat.

Profit and loss account – Nordic Banking

SEK M	Jan-March 2000	Jan- March 1999	Change per cent	Full year 1999
Net interest earnings	1,771	1,782	-1	7,061
Net commission income	1,031	712	45	2,958
Net result of financial transactions	405	588	-31	1,049
Other operating income	106	89	19	336
Total operating income	**3,313**	**3,171**	**4**	**11,414**
Staff costs	-1,028	-952	8	-3,956
Compensation from Pension Foundations	107	65	65	459
Other costs	-862	-824	5	-3,383
Depreciation and write-downs	-29	-33	-12	-135
Total costs	**-1,812**	**-1,744**	**4**	**-7,015**
Lending losses and provisions, net	-45	-107	-58	255
Total result	**1,456**	**1,320**	**10**	**4,644**
Allocated capital	17,921	18,487		17,587
Return, 12 MMA*, %	19.2	10.5		19.0

*12 MMA = 12 months moving average

Retail Distribution – strong revenue trend

The business area achieved a result improvement of 78 per cent. This was attributable to a strong income trend, particularly from interest, net from deposits and commission income from primarily securities, insurance and payments. The cost increase of 6 per cent is due mainly to Internet expansion and higher business-related computer costs.

As of the first quarter of 2000, SEB Finans is included in Retail Distribution. Compared with the first quarter of 1999, the result for SEB Finans nearly doubled.

Retail Distribution incl. SEB Finans

SEK M	Jan-March 2000	Jan-March 1999	Full year 1999
Income	1,729	1,376	5,831
Costs	-1,020	-958	-3,944
Lending losses	-57	-51	-186
Total result	**652**	**367**	**1,701**

Merchant Banking – reduced risk and enhancement of efficiency

Customer-related income showed a continued positive trend, SEK 1,199, compared with an average per quarter of SEK 1,021 M in 1999. The decline in income compared with the first quarter of 1999 is explained by the fact that the bank then had larger income from own position-taking in conjunction with the introduction of the Euro and declining interest rates.

In March, Merchant Banking closed the Proprietary Trading unit as a step in the ambition to further reduce income swings and concentrate capital utilisation to prioritised growth areas. The latter includes the emerging common European debt capital market for companies and the growing sector for financial institutions within asset management. The continued focus on Internet-based services has been successful: for example, during March clients carried out one fourth of their Foreign Exchange transactions via Trading Station compared with a 15 per cent monthly average in 1999. The market leader position that SEB Merchant Banking claims within the foreign exchange area has also in recent

years been confirmed by foreign exchange surveys by the independent research institute Greenwich Associates.

Merchant Banking's exposure to emerging markets remains at a low level. However, a cautious increased exposure has occurred since year-end as a result of the clearly improved economic climate in many of these markets, which resulted in increased financial activity among Merchant Banking's customers (See page 10). In order to enhance efficiency while maintaining and increasing our global reach, an agreement has been signed with Bank of New York to cooperate in serving our Nordic corporates in the US.

As of the first quarter of 2000, the venture-capital unit SEB Företaginvest is included in Merchant Banking.

Merchant Banking incl. SEB Företagsinvest

SEK M	Jan-March 2000	Jan-March 1999	Full year 1999
Income	1,376	1,645	4,924
Costs	-755	-735	-2,895
Lending losses	13	-56	441
Total result	**634**	**854**	**2,470**

SEB Securities Services – strongly increased volumes

SEB Securities Services provides securities management and custodial services in Stockholm, Copenhagen, Helsinki and Oslo under its own name and have sub-suppliers in about another 55 countries.

The sharp growth in business volume continued during the first quarter of 2000. The daily institutional transaction volume rose 64 per cent to slightly more than 13,200 transactions and the value of assets under custody increased 42 per cent to SEK 2,559 billion.

SEB Securities Services

SEK M	Jan-March 2000	Jan-March 1999	Full year 1999
Income	253	190	822
Costs	-79	-86	-336
Total result	**174**	**104**	**486**

Asset Management and Life – strong and profitable growth

The total result for this main group – which includes Asset Management and SEB Trygg Liv, that is the main portion of the saving activities within the SEB Group – more than doubled. Income, including changes in the surplus value in the life insurance operations, rose 66 per cent, due to the rise in the stock market values and favourable new sales of life insurance, among other factors.

Costs rose 27 per cent, due partly to increased bonus-related remuneration and new ventures in the Nordic region and Great Britain. The average number of employees was 1,960, an increase of 16 per cent compared with the first quarter a year earlier.

The income/cost ratio improved dramatically to 2.15 (1.65).

As of 31 March 1999, the SEB Group had assets under management amounting to SEK 930 billion, of which Asset Management and Life managed SEK 815 billion (SEK 510 billion). Portfolio management accounted for SEK 353 billion (SEK 212 billion) of this amount, traditional life insurance for SEK 246 billion (SEK 154 billion), Mutual funds for SEK 152 billion (SEK 104 billion) and unit-linked insurance for SEK 64 billion (SEK 40 billion). Since year-end, assets under management rose 16 per cent.

- Profit and loss account - Asset Management and Life

SEK M	Jan-March 2000	Jan- March 1999	Change per cent	Whole year 1999
Net interest earnings	104	68	53	315
Net commission income	1,073	614	75	3,054
Net result of financial transactions	25	28	-11	81
Other operating income	210	157	34	710
Change in surplus values in life insurance operations	473	268	76	1,502
Total operating income	**1,885**	**1,135**	**66**	**5,662**
Staff costs	-408	-331	23	-1,547
Compensation from Pension Foundations	20	13	54	88
Other costs	-467	-348	34	-1,506
Depreciation and write-downs	-23	-23	0	-92
Total costs	**-878**	**-689**	**27**	**-3,057**
Lending losses and provisions, net	0	0		-1
Result, associated company	-2	0		-7
Total result	**1,005**	**446**	**125**	**2,597**
Allocated capital	8,000	7,000		7,000
Return, 12 MMA, %	28.4	16.4		26.7

* Including attributable goodwill

Asset Management – profitable growth

Income rose 69 per cent mainly as a result of the increase in stock market value, higher income from equity trading, which contributed to results for the Private Bank; SEB Enskilda Banken more than doubled, and new ventures in Denmark. Costs rose 27 per cent as a result of increased bonus-related remuneration, rising transaction costs and the ventures in Denmark and Great Britain.

Asset Management

SEK M	Jan-March 2000	Jan-March 1999	Whole year 1999
Income	1,050	623	3,035
Costs	-499	-394	-1,823
Lending losses	0	0	-1
Total result	**551**	**229**	**1,211**

SEB Trygg Liv – enhanced growth

SEB Trygg Liv reports a strong sales growth for the first quarter. The high demand for primarily single-premium endowment assurance in the form of unit-linked rose further. Sales were up 70 per cent to SEK 4,290 M (SEK 2,527 M) and premium income (premium paid) increased 50 per cent to SEK 5,747 M (3,825 M) compared with the year-earlier period. Sales outside Sweden succeeded well.

The change in surplus values was 76 per cent greater that in the corresponding period in 1999. Of the change for the first quarter, SE 473 M, SEK 386 M is from new contracts (See appendix 1).

SEB Trygg Liv

SEK M	Jan-March 2000	Jan-March 1999	Whole year 1999
Income	857	527	2,686
Costs	-401	-310	-1,293
Result, associated company	0	0	-7
Total result	**454**	**217**	**1,386**

BfG – developing according to plan

German BfG Bank, which was consolidated in the SEB Group on 3 January 2000, reported a total result of SEK 312 M, whereof 119 was a one off item. Income was sustained due to improved net commission income, mainly in mutual fund sales. Costs declined due mainly to a reduction in the number of employees. Lending losses increased compared to 1999.

Since the purchase price and thereby the acquisition cost for BfG was lower than the real value of the identified net assets, a negative difference occurred, called negative goodwill. This negative difference has in connection to the acquisition been calculated to SEK 3,400 M and will be accounted for as a provision. The main part of this provision corresponds to costs for measures which now have started and are planned for the coming years with the aim to reach an acceptable profitability in BfG and where costs for these measures do not correspond to reservations made at the time of the takeover. The provision will be resolved in the pace with costs for these identified measures being incurred. In the case that the provision can not be referred to specific measures the remaining negative goodwill will be resolved according to Swedish accounting recommendations. In total, the negative goodwill is expected to be resolved during the coming 4-5 years.

The restructuring efforts announced for BfG are proceeding as planned. During the first quarter co-operation was established between BfG and SEB Investment Management and SEB Fonder and the first joint mutual fund – BfG Concept Teletech – was launched successfully on the German market. Co-ordination with SEB Private Bank in Luxembourg was started. The decided closing of the subsidiary bank Deutsche Handelsbank in Berlin with 75 employees was started. A smaller subsidiary in real estate brokerage was divested.

The decided reduction in the number of employees, previously announced as at least 500 positions was increased during the spring to about 700 during the next two years.

In the end of March BfG had assets under management amounting to approximately SEK 116 billion. BfG, which during the spring will present a new version of its own Internet bank, has initiated close collaboration with SEB e-banking prior to the launch of a pan-European model during the third quarter. At the end of March 2000, BfG had 85,000 e-banking customers.

Profit and loss account - BfG

SEK M	Jan-March 2000
Net interest earnings	1,086
Net commission income	564
Net result of financial transactions	172
Other operating income	109
Total operating income	**1,931**
Staff costs	-717
Other costs	-501
Depreciation and write-downs	-91
Total costs	**-1,309**
Lending losses and provisions, net	-312
Result, associated company	2
Total result	**312**
Allocated capital	14 000
Return, 12 MMA, %	6,4

Other activities

This group includes the Enskilda Securities, SEB Kort and the Baltic banks. The last-mentioned business area comprises two majority owned banks, Eesti Ühispank and Latvijas Unibanka, and the partly owned Vilniaus Bankas.

Profit and loss account – Other activities

SEK M	Jan-March 2000	Jan-March1999	Change per cent	Whole year 1999
Net interest earnings	127	21	505	284
Net commission income	1,163	564	106	2,853
Net result of financial transactions	336	155	117	571
Other operating income	41	12	242	296
Total operating income	**1,667**	**752**	**122**	**4,004**
Staff costs	-739	-325	127	-1,695
Compensation from Pension Foundations	8	5	60	34
Other costs	-300	-200	50	-1,006
Depreciation and write-downs	-72	-18	300	-139
Total costs	**-1,103**	**-538**	**105**	**-2,866**
Lending losses and provisions, net	-3	-11	-73	-101
Result, associated company	18	41	-56	110
Total result	**579**	**244**	**137**	**1,147**
Allocated capital	3,179	1,943		
Return, 12 MMA, %	33.6	23.6		42.5

During the first quarter of 2000, Eesti Ühispank and Latvijas Unibanka were consolidated within SEB. In the corresponding period of 1999 these banks were only include as result from associated companies.

Enskilda Securities – continued strong result improvement

The favourable market conditions from they beginning of 1999 were reinforced further during the first three months of 2000. The volume of trading on the OM Stockholm Exchange rose 115 per cent and activity within IPOs was high – due largely to the strong interest in IT, telecom and technology shares.

Enskilda Securities income in the secondary market during the first quarter was the highest ever, rising 122 per cent compared with the same period in 1999. Income was affected positively by a number of IPOs. Both the equities and derivative markets and Corporate Finance posted highly favourable earnings. In particular, share commission, results from derivative trading and income from placements and IPOs improved compared with the first quarter of 1999. IT, telecom and technology share transactions accounted for nearly half of fee revenues. In order to come close to this market, Enskilda Securities have decided to open an office in Silicon Valley.

An agreement was signed covering a merger of Enskilda Securities AB and Orkla Finans (Fondsmegling) ASA for the purpose, among others, of strengthening the company's position in the Norwegian market. The agreement is made through an exchange of assets in kind. Enskilda Securities assumes ownership of Orkla Finans (Fondsmegling) in return for Orkla Finans ASA owning 22.5 per cent of the capital in Enskilda Securities AB, while SEB retains 77.5 per cent. Through this transaction a capital gain is incurred in SEB, which is accounted for on group level (SEK 373 M) which is simultaneously reflected in an increase in goodwill.

In total, Enskilda Securities increased revenues during the first quarter of 2000 by 141 per cent, including Orkla Finans (Fondsmegling), and 105 per cent excluding.

Costs rose 119 per cent including – 88 percent excluding - Orkla Finans (Fondsmegling) as an effect of result-related bonuses, recruitment of a number of key personnel and costs related to the merger. In addition to these factors, the strong volume trend and the related new recruitment contributed to the underlying cost increase of 19 per cent.

Results tripled when Orkla Finans (Fondsmegling) is included. Excluding Orkla, results improved 160 per cent.

Enskilda Securities

SEK M	Jan-March 2000	Jan-March 1999	Whole year 1999
Income	1 108	459	2,279
Costs	-724	-330	-1,694
Lending losses	-8	0	7
Total result	392	129	592

SEB Kort - increased efficiency

Sales of SEB Kort, which includes Diners Club Nordic and Eurocard, rose 14 per cent compared with the year-earlier period. At the same time, operating result improved 37 per cent. Costs increased marginally, which indicated that SEB Kort has increased its earnings capacity and its efficiency.

SEB Kort

SEK M	Jan March 2000	Jan March 1999	Whole year 1999
Income	335	302	1329
Costs	-210	-207	-868
Lending losses	-10	-11	-56
Total result	115	84	385

Baltic Region

The result for the business area amounted to SEK 72 M for the first quarter of 2000. During the comparable period last year, the three partly owned banks in the Baltic, which then were not a separate business area, contributed SEK 31 M. During the second half of 1999 Eesti Ühispank, Estonia, and Latvijas Unibanka, Latvia, were consolidated in the SEB Group. Vilniaus Bankas, Lithuania, in which SEB owns 42 per cent, is still reported as a result from associated companies.

After Vilniaus Bankas' acquisition of Bankas Hermis at the end of 1999, the number of employees in the merged bank was reduced from slightly more than 2,000 to 1,750. Efficiency enhancement measures continue.

Baltic Region

SEK M	Jan-March 2000	Jan-March 1999	Whole year 1999
Income	231		**396**
Costs	-169		**-284**
Lending losses	-1		**-52**
Result, associated company	11		**110**
Total result	**72**	**31**	170

e-BANKING

SEB Internet, which was renamed in the spring to SEB e-banking, is an independent unit in the Group since the summer of 1999. However, income from and costs of the Swedish and German e-banking operations are reported in the business areas, where the customers use the services, that is, mainly in Retail Distribution and BfG.

Costs for investments in e-banking during the first quarter of 2000 amounted to SEK 94M. The investments are now accelerating. In mid-April, the new model was launched in Denmark. Germany is next during the third quarter.

During the first quarter of 2000 the number of e-banking customers rose to 570,000, of which slightly more than 410,000 in Sweden. Activity among these customers continued to grow at a high rate. The

number of share transactions was, for example, 50.000 in March 2000 compared with 10,000 in the same period of 1999. The number of payments on Internet has increased to 1.3 million per month (820.000)

The e-activities within the Group now comprise a wider span. The newly formed SEB e-invest has already made its first investment. SEK 415 M has been invested in b-business partners, a venture capital company to invest in B2B Internet trading.

During the first quarter of 2000 the French e-stockbroker SelfTrade, where SEB holds 34 per cent of the votes and 20,4 per cent of the shares, was listed on Nouveau Marché in Paris. In conjunction with the listing a new issue was made in which SEB participated with its share. On the first day of trading the market value of SEB's shares in SelfTrade amounted to SEK 1.2 billion, while the book value on SEB's share was about SEK 300 M. As of april, 27:th the value to SEB amounted to approximately SEK 700 M. This implies an unrealised capital gain which is not accounted for.

SelfTrade is one of the leading e-brokers in the French market and its goal is to be the leader on a European basis when it comes to financial services on Internet. SelfTrade have about 26,000 customers in France and has also opened operations in Milan.

GROUP ACCOUNTS

At 31 March 2000, a change of one percentage point in the Group's combined positions in SEK and other currencies means that the market value of the Group's interest-sensitive positions would increase/decrease by SEK 1.2 billion (SEK 1.9 billion in the first quarter of 1999).

The nonrecurring items amount to SEK 912 M (SEK 270 M). The sale of the bank's property on Kungsträdgårdsgatan resulted in a capital gain of about SEK 420 M before taxes. A capital gain arose on the settlement with Orkla Finans of SEK 373 M. This amount is offset by higher goodwill. SEK 119 M of the result in BfG is attributable to nonrecurring items.

Of the total restructuring reserve in the 1997 year-end accounts of SEK 2,255 M, SEK 1,724 M, of which SEK 645 M in 1999, was utilised as of 31 March 2000.

The Group's lending losses, including value changes in assets taken over, amounted to SEK 281 M, of which BfG accounts for SEK 312 M. Accordingly, the lending loss level was 0.16 per cent (0.14 per cent).

SEB's exposure on emerging markets at 31 March 2000 was SEK 16.758 M, net, of which SEK 5,209 M was added through the acquisition of BfG. Accordingly, compared with year-end exposure, excluding BfG, increased by SEK 1.144 M. This is due, among other factors, to increases in exposures to Hong Kong, Argentina and South Korea.

Exposure, geographical distribution, SEK M

	Total	From which
Asia[1]	**7,251**	**1,555**
Hong Kong	2,476	469
China	981	163
Other specified countries[2]	2,243	152
Latin America[3]	**4,435**	**805**
Brazil	1,481	59
Eastern and Central Europe[4]	**5,563**	**4,138**
Russia	3,695	2,683
Africa and Middle East[5]	**3,914**	**1,388**
Israel	1,186	1,029
Turkey	937	81
Total	**21,163**	**7,886**
Provision	4,405	2,677
Total net	**16,758**	**5,209**

1. Includes Hong Kong, China, India, Pakistan, Taiwan, Macao
2. Includes the Philippines, Malaysia, Thailand, Korea and Indonesia
3. Includes Brazil, Argentina, Mexico and Peru
4. Includes Russia, Israel, Estonia, Latvia Lithuania, Poland, the Czech Republic, Slovakia, Rumania, Hungary, Slovenia, Croatia, Kazakhstan and the Ukraine
5. Includes Turkey, Iran, Saudi Arabia, Egypt, South Africa, Ethiopia and Algeria

Doubtful claims, net, increased because of BfG to SEK 7,434 M (SEK 2,703 M), while the volume of *assets taken over* decreased by SEK 875 M to SEK 610 M.

Capital adequacy

The capital base for the financial company group (which does not include the insurance company) amounted at 31 March 2000 to SEK 50.6 billion (SEK 46.5 billion at year-end 1999), of which SEK 34.3 billion (SEK 34.4 billion) was core capital. At the same time, the risk-weighted assets rose to SEK 510 billion (SEK 318 billion at year-end 1999).

If the result in the quarter was included in the capital base and capital adequacy, the total capital ratio would be 10.23 per cent (14.6 per cent at year-end 1999) and the core capital ratio 7.06 per cent (10.8 per cent). Excluding the results in the quarter, the total capital ratio was 9.9 per cent and the core capital ratio 6.73 per cent.

Decisions at the Annual General Meeting

At this year's Annual General Meeting on 11 April, two new members were elected to the Board: Penny Hughes, a member of the Board of Trinity Mirror and Vodafone Airtouch, Great Britain, and Hans-Joachim Körber, President of Metro AG, Germany. The dividend was set at SEK 3.50 per share.

Stockholm, 28 April
Lars H Thunell
CEO

The interim report for January-June 2000 will be published on 22 August 2000. SEB's interim reports are available on the Internet (www.seb.se; www.seb.net).

Additional information is available from

Gunilla Wikman, head of Group Communications, +46 8 763 81 25
Lotta Treschow, head of Investor Relations, +46 8 763 95 59

This report is unaudited.

SEB Group

Operational Profit & Loss Accounts

SEK M	Jan-Mar 2000	Jan-Mar 1999	Change per cent	Full year 1999
Net interest earnings	2,883	1,689	71	6,858
Net commission income	3,702	1,812	104	8,317
Net result of financial transactions	900	842	7	2,034
Other operating income	1,285	812	58	2,327
Change in surplus value in life insurance operations	473	268	76	1,502
Total income	**9,243**	**5,423**	**70**	**21,038**
Staff costs	-3,211	-1,907	68	-8,419
Pension compensation	171	125	37	873
Other operating costs	-1,918	-1,388	38	-5,743
Depreciations	-427	-292	46	-1,175
Total costs	**-5,385**	**-3,462**	**56**	**-14,464**
Lending losses etc	-281	-124	127	289
Net result from associated companies	30	42	-29	116
Result from non-life insurance operations	52	157	-67	518
Total result	**3,659**	**2,036**	**80**	**7,497**
Taxes	-638	-485	32	-1,355
Taxes on change in surplus values	-132	-75	76	-421
Minority interests	-124	-2		-56
Total result after tax	**2,765**	**1,474**	**88**	**5 665**

Key figures for the SEB Group

	Jan-Mar 2000	Jan-Mar 1999	Full year 1999
Return on equity, %	25.3	16.5	14.6
Return incl. change in surplus values, %	27.2	18.2	17.2
Return on equity, 12 months moving average, %	15.0	12.3	14.6
Return on equity, incl. change in surplus values, 12 months moving average, %	17.1	13.5	17.2
Earnings per share, SEK [1]	3.44	1.95	6.96
Total result after tax per share, SEK [1]	3.92	2.25	8.60
Income/cost ratio, banking operations	1.72	1.57	1.45
Income/cost ratio, SEB Group	1.60	1.48	1.30
Cost/Income ratio, banking operations	0.58	0.64	0.69
Cost/Income ratio, SEB Group	0.62	0.67	0.77
Lending loss level, %	0.16	0.14	-0.09
Provision ratio for doubtful claims, %	51.7	59.0	59.6
Level of doubtful claims, %	1.09	0.78	0.82
Total capital ratio, %	9.90	10.76	14.62
Core capital ratio, %	6.73	8.00	10,80

Profit & Loss Accounts per main group

January-March 2000, SEK M	Nordic Banking	Asset Management & Life	Bfg	Other Activities	Joint Group Activities & eliminations	SEB Group
Net interest earnings	1,771	104	1,086	127	-205	2,883
Net commission income	1,031	1,073	564	1,163	-129	3,702
Net result of financial transactions	405	25	172	336	-38	900
Other income	106	210	109	41	819	1,285
Change in surplus values in life insurance operations		473				473
Total income	**3,313**	**1,885**	**1,931**	**1,667**	**447**	**9,243**
Staff costs	-1,028	-408	-717	-739	-319	-3,211
Pension compensation	107	20		8	36	171
Other costs	-862	-467	-501	-300	212	-1,918
Depreciation	-29	-23	-91	-72	-212	-427
Total costs	**-1,812**	**-878**	**-1,309**	**-1,103**	**-283**	**-5,385**
Lending losses etc	-45		-312	-3	79	-281
Net result from associated companies		-2	2	18	12	30
Result from non-life insurance operations					52	52
Total result	**1,456**	**1,005**	**312**	**579**	**307**	**3,659**

SEB Group's quarterly performance

Operational Profit & Loss Accounts

SEK M	2000:1	1999:4	1999:3	1999:2	1999:1
Net interest earnings	2,883	1,769	1,735	1,665	1,689
Net commission income	3,702	2,562	1,940	2,003	1,812
Net result of financial transactions	900	865	100	227	842
Other operating income	1,285	517	310	688	812
Change in surplus values in life insurance operations	473	856	210	168	268
Total income	**9,243**	**6,569**	**4,295**	**4,751**	**5,423**
Staff costs	-3,211	-2,599	-1,956	-1,957	-1,907
Pension compensation	171	452	141	155	125
Other costs	-1,918	-1,578	-1,478	-1,299	-1,388
Depreciation	-427	-332	-288	-263	-292
Total costs	**-5,385**	**-4,057**	**-3,581**	**-3,364**	**-3,462**
Lending losses, etc.	-281	58	13	342	-124
Net result from associated companies	30	33	29	12	42
Result from non-life insurance operations	52	32	633	-304	157
Total result	**3,659**	**2,635**	**1,389**	**1,437**	**2,036**
Taxes	-638	-259	-364	-247	-485
Taxes on change in surplus values	-132	-240	-59	-47	-75
Minority interests	-124	-32	-19	-3	-2
Total result after tax	**2,765**	**2,104**	**947**	**1,140**	**1,474**

Balance sheet of the SEB Group (abbreviated)

SEK M	31 March 2000	31 March 1999	31 December 1999
Lending to credit institutions	197,250	89,631	103,521
Lending to the general public	582,512	342,672	342,907
Interest-bearing securities	133,716	99,194	93,769
- *Financial fixed assets*	*7,705*	*3,857*	*3,396*
- *Financial current assets*	*126,011*	*95,337*	*90,373*
Shares and participations	*21,700*	*5,310*	*9,303*
Assets in insurance operations	74,669	64,548	66,111
Other assets	130,706	119,266	94,644
Total assets	**1,140,553**	**720,621**	**710,255**
Liabilities to credit institutions	229,938	145,564	117,774
Deposits and funding from the general public	407,093	208,640	229,534
Securities issued, etc.	205,685	122,471	122,143
Liabilities in insurance operations	71,133	58,560	63,271
Other liabilities and provisions	155,526	130,092	118,645
Subordinated liabilities	31,682	23,579	25,882
Shareholders' equity	39,496	31,715	33,006
Total liabilities and shareholders' equity	**1,140,553**	**720,621**	**710,255**

Problem loans and assets taken over for the protection of claims

SEK M	31 March 2000	31 March 1999	31 December 1998
Doubtful claims	15,398	6,586	6,988
Provision for possible lending losses	-7,964	-3,883	-4,164
Doubtful claims, net	**7,434**	**2,703**	**2,824**
Claims subject to interest reduction	321	1,243	352
Total volume of problem loans	**7,755**	**3,946**	**3,176**
Level of doubtful claims	**1,09**	**0,78**	**0,82**
(Doubtful claims (net) in relation to lending and leasing (net) at end of period, per cent)			
Provision ratio for doubtful claims	**51,7**	**59,0**	**59,6**
Reserve for possible lending losses in relation to doubtful claims (gross), per cent)			
Pledges taken over			
Buildings and land	94	149	82
Shares and participations	516	1,336	544
Total volume of pledges taken over	**610**	**1,485**	**626**

The soft loans of the Group are included among claims subject to interest reduction.

The shortfall in income due to interest deferments was SEK 2 M (SEK 13 M), while unpaid interest on non-performing loans amounted to SEK 129 M (SEK 61 M).

On 31 March 2000, the Group had SEK 169 M (SEK 439 M) in non-performing loans in Sweden on which interest income was reported. These loans are not included among the problem loans, since the corresponding collateral covers both interest and principal.

Derivatives contracts

31 March 1999	Contracts on the asset side		Contracts on the liability side	
SEK M	Book value	Market value	Book value	Market value
Interest-related	16,204	16,204	17,160	17,160
Currency-related	29,688	31,493	24,072	27,091
Equity-related	2,432	2,432	2,968	2,968
Other	30	30	29	29
Total	**48,354**	**50,159**	**44,229**	**47,248**

On 31 March 2000 the notional value of the Group's derivatives contracts amounted to SEK 3,878 billion (SEK 3,691 billion on 31 December 1999).

The book value of derivatives instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values that are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations that is subject to hedge accounting.

Cash flow analysis

SEK M	Jan-Mar 2000	Jan-Mar 1999	Full year 1999
Cash flow, current operations	3,819	4,606	4,711
Changes in assets, current operations	-55,276	-43,561	-35,495
Changes in liabilities, current operations	68,292	40,526	37,385
Cash flow, current operations	**16,835**	**1,571**	**6,601**
Cash flow, investment activities	**-1,540**	**8,325**	**8,161**
Cash flow, financing activities	**-8,516**	**-11,011**	**-10,326**
Cash flow	**6,779**	**-1,115**	**4,436**
Liquid funds at beginning of year	9,074	4,638	4,638
Cash flow	6,779	-1,115	4,436
Liquid fund at end of year	**15,853**	**3,523**	**9,074**

The acquisition of BfG Bank increased liquid funds by SEK 3,165 M. In addition, adjustment has been made for BfG's balance sheet items.

The SEB Group Profit and loss accounts

Statutory Profit & Loss Accounts

SEK M	Jan-Mar 2000	Jan-Mar 1999	Change per cent	Full year 1999
Income				
Interest receivable	*12,350*	*6,957*	*78*	*26,124*
Interest payable	*-9,482*	*-5,271*	*80*	*-19,299*
Net interest earnings	2,868	1,686	70	6,825
Dividends received	18	11	64	211
Commission receivable	*4,066*	*1,973*	*106*	*9,283*
Commission payable	*-426*	*-251*	*70*	*-1,208*
Net commission income [1]	3,640	1,722	111	8,075
Net result of financial transactions [2]	895	825	8	2,025
Other operating income	1,145	740	55	1,662
Income from banking operations	**8,566**	**4,984**	**72**	**18,798**
Costs				
Staff costs	-3,092	-1,801	72	-7,969
Other administrative costs	-1,390	-940	48	-3,913
Depreciation and write-downs of tangible and intangible fixed assets	-412	-278	48	-1,120
Other operating costs	-445	-341	30	-1,487
Costs from banking operations	**-5,339**	**-3,360**	**59**	**-14,489**
Result from banking operations before lending losses	**3,227**	**1,624**	**99**	**4,309**
Lending losses and provisions, net [3]	-332	-131	153	207
Change in value of assets taken over	54	7		111
Write-down of financial fixed assets	-3			-29
Net result from associated companies	32	42	-24	116
Operating result from banking operations	**2,978**	**1,542**	**93**	**4,714**
Result from insurance operations [4]	37	101	-63	408
Operating result	**3,015**	**1,643**	**84**	**5,122**
Pension compensation	171	125	37	873
Taxes	-638	-485	32	-1,355
Minority interests	-124	-2		-56
Result for the period	**2,424**	**1,281**	**89**	**4,584**

1) Net commission income

	Jan-Mar 2000	Jan-Mar 1999	Change per cent	Full year 1999
Payment commissions	493	431	14	1,863
Securities commissions	1,968	1,100	79	5,066
Other commissions	1,179	191		1,146
Total	**3,640**	**1,722**	**111**	**8,075**

2) Net result of financial transactions

Shares/participations	420	218	93	963
Interest-bearing securities	190	30		-276
Other financial instruments	216	-153		819
Realised result	**826**	**95**		**1,506**

	Jan-Mar 2000	Jan-Mar 1999	Change per cent	Full year 1999
Shares/participations	-72	4		291
Interest-bearing securities	-123	182	-168	142
Other financial instruments	-96	167	-157	-1,039
Unrealised value changes	**-291**	**353**	**-182**	**-606**
Exchange rate fluctuations	**363**	**382**	**-5**	**1,130**
Redemption of bonds, SEB BoLån	**-3**	**-5**	**-40**	**-5**
Total	**895**	**825**	**8**	**2,025**

3) Lending losses and provisions, net

	Jan-Mar 2000	Jan-Mar 1999	Change per cent	Full year 1999
A. Individually appraised receivables:				
Reported write-down, incurred losses	-217	-80	171	-448
Reversal of previous provisions for possible losses, reported as incurred losses in current period's accounts	67	69	-3	339
Reported provision for possible losses	-426	-159	168	-854
Recovered from losses incurred in previous years	83	29	186	200
Reversal of previous provisions for possible losses	131	31		483
Reported net cost for individually appraised receivables	**-362**	**-110**		**-280**
B. Receivables appraised by category:				
Reported write-down, incurred losses	-18	-19	-5	-86
Reported provision for possible losses	-1	-9	-89	-31
Recovered from losses incurred in previous years	9	11	-18	35
Withdrawal from reserve for lending losses		12	-100	31
Reported net cost for receivables appraised by category	**-10**	**-5**	**100**	**-51**
C. Allocation to/withdrawal from reserve for political risks abroad	**61**	**3**		**440**
D. Contingent liabilities	**-21**	**-19**	**11**	**98**
Total	**-332**	**-131**	**153**	**207**

4) Result insurance operations

	Jan-Mar 2000	Jan-Mar 1999	Change per cent	Full year 1999
Non-life operations	52	157	-67	518
Life operations	-15	-56	-73	-110
Total income	**37**	**101**	**-63**	**408**

SEB Group – Bridge between Statutory and operational accounts

Statutory Profit & Loss Accounts					Operational Profit & Loss Accounts	
SEK M	**Jan-Mar 2000**	**SEB Trygg Liv**	**Internal trans-actions bank-insurance**	**Reclas-sification**	**Jan-Mar 2000**	**SEK M**
Net interest earnings	2,868	15			2,883	Net interest earnings
Dividends received	18			-18		
Net commission income	3,640		62		3,702	Net commission income
Net result of financial transactions	895	5			900	Net result of financial transactions
Other operating income	1,145	356	-234	18	1,285	Other operating income
				473	473	Change in surplus value in life insurance operations
Income from banking operations	**8,566**	**376**	**-172**	**473**	**9,243**	**Total income**
Staff costs	-3,092	-123	4		-3,211	Staff costs
				171	171	Pension compensation
Other administrative costs	-1,390	-202		1,592		
Depreciation and write-downs of tangible and intangible fixed assets	-412	-14	-1		-427	Depreciations
Other operating costs	-445	-50	169	-1,592	-1,918	Other operating costs
Costs from banking operations	**-5,339**	**-389**	**172**	**171**	**-5,385**	**Total costs**
Result from banking operations before lending losses	**3,227**					
Lending losses and provisions, net	-332			51	-281	Lending losses etc
Change in value of assets taken over	54			-54		
Write-down of financial fixed assets	-3			3		
Net result from associated companies	32	-2			30	Net result from associated companies
Operating result from banking operations	**2,978**					
Result from insurance operations	37	15			52	Result from non-life insurance operations
Operating result	**3,015**	**0**	**0**	**644**	**3,659**	**Total result**
Pension compensation	171			-171		
Taxes	-638				-638	Taxes
				-132	-132	Taxes on change in surplus values
Minority interests	-124				-124	Minority interests
Result for the period	**2,424**	**0**	**0**	**341**	**2,765**	**Total result after tax**

Profit and Loss Account, Parent company

SEK M	Jan-Mar 2000	Jan-Mar 1999	Change per cent	Full year 1999
Income				
Interest receivable	*6,066*	*5,329*	*14*	*19,791*
Leasing income	*110*	*59*	*86*	*254*
Interest payable	*-4,922*	*-4,118*	20	*-15,016*
Net interest earnings[1]				
Dividends received	22	42	-48	4,241
Commission receivable	*1,874*	*1,327*	*41*	*5,752*
Commission payable	*-256*	*-230*	*11*	*-987*
Net commission income [2]	1,618	1,097	47	4,765
Net result of financial transactions [3]	373	768	-51	1,343
Other operating income	838	705	19	1,541
Total income	**4,105**	**3,882**	**6**	**16,919**
Costs				
Staff costs	-1,544	-1,396	11	-5,875
Other administrative expenses	-924	-1,015	-9	-4,384
Depreciation and write-downs of tangible and intangible fixed assets	-75	-65	15	-266
Other operating costs	-235	-290	-19	-1,487
Total costs	**-2,778**	**-2,766**	**0**	**-12,012**
Result before lending losses	**1,327**	**1,116**	**19**	**4,907**
Lending losses and provisions, net [4]	31	-77	-140	415
Change in value of assets taken over				-10
Write-down of financial fixed assets				-3,057
Operating result	**1,358**	**1,039**	**31**	**2,255**
Pension provision	171	125	37	873
Other appropriations*)	-539	-294	83	-1,863
Tax on result for the year *)	-162	-147	10	-68
Result for the year	**828**	**723**	**15**	**1,197**

*) Group contributions reported directly against equity

1) Net interest

SEK M	Jan-Mar 2000	Jan-Mar 1999	Change per cent	Full year 1999
Interest receivable	6,066	5,329	14	19,791
Leasing income	110	59	86	254
Interest payable	-4,922	-4,118	20	-15,016
Leasing depreciation	-33	-19	74	-94
Total	**1,221**	**1,251**	**-2**	**4,935**

2) Net commission income

Payment commissions	356	323	10	1,332
Securities commissions	1,009	600	68	2,695
Other commissions	253	174	45	738
Total	**1,618**	**1,097**	**47**	**4,765**

3) Net result of financial transactions

	Jan-Mar 2000	Jan-Mar 1999	Change per cent	Full year 1999
Shares/participations		179	-100	4
Interest-bearing securities	74	14		-256
Other financial instruments	186	-148		1,009
Realised result	**260**	**45**		**757**
Shares/participations	-106	-2		-23
Interest-bearing securities	-77	189	-141	105
Other financial instruments	-4	169	-102	-539
Unrealised value changes	**-187**	**356**	**-153**	**-457**
Exchange rate fluctuations	**300**	**367**	**-18**	**1,043**
Redemption of bonds				
Total	**373**	**768**	**-51**	**1,343**

4) Lending losses and provisions, net

A. Individually appraised receivables				
Reported write-down, incurred losses	-42	-56	-25	-289
Reversal of previous provisions for possible losses reported as incurred losses in current period's accounts	34	52	-35	257
Reported provision for possible losses	-138	-101	37	-577
Recovered from losses incurred in previous years	36	26	38	116
Reversal of previous provisions for possible losses	83	20		394
Reported net cost for individually appraised receivables	**-27**	**-59**	**-54**	**-99**
B. Receivables appraised by category				
Reported write-down, incurred losses	-8	-11	-27	-52
Reported provision for possible losses		-2	-100	-12
Recovered from losses incurred in previous years	6	7	-14	26
Withdrawal from provision for lending losses		4	-100	14
Reported net cost for receivables appraised by category	**-2**	**-2**		**-24**
C. Allocation to/withdrawal from reserve for political risks abroad	**60**	**3**		**440**
D. Contingent liabilities		**-19**	**-100**	**98**
Total	**31**	**-77**	**-140**	**415**

SEB Trygg Liv

SEB Trygg Liv focuses on the sale and administration of unit-linked insurance products and their equivalent for account of the traditional mutual life insurance business. From an accounting point of view, its activities are separate from traditional banking activities. SEB Trygg Liv's accounts are presented in this Appendix according to generally accepted accounting standards within the insurance business.

SEB Trygg Liv reported a strong sales growth during the first quarter, attributable primarily to single-premium endowment assurance, mostly unit-linked. Sales, i.e. new premiums and extra payments under existing insurance contracts, increased by SEK 1,763 M, or 70 per cent, to SEK 4,290 M (SEK 2,527 M). The share of insurance contracts with current premiums was 14.5 per cent (16.3 per cent). Premium income (premiums paid) rose 50 per cent to SEK 5,747 M (SEK 3,835 M). In total, assets under management increased by SEK 54 billion or 27 per cent to SEK 252 billion (SEK 198 billion) during the twelve-month period, whereas the corresponding increase for unit-linked insurance was 60 per cent.

Revenues increased by 49 per cent, primarily as a result of a higher premium volume and favorable growth in assets under management within unit-linked insurance. Operating costs and other costs increased by SEK 110 M or 30 per cent, of which most, SEK 74 M, was attributable to volume-related sales costs.

The operating loss improved by 67 per cent, to SEK 19 M (SEK 511 M).

The total result, which includes the change in surplus values, increased by 109 per cent to SEK 454 M (SEK 217 M) compared with the year-earlier period. This improvement was mainly due to strongly increased sales combined with a positive development on the capital market.

The surplus value in life insurance operations is the present value of expected future gains from signed insurance contracts. The surplus values comprise unit-linked operations as well as commissioning agreements with traditional life insurance companies.

Volumes, SEK M	**March 2000**	**March 1999**
Sales volume		
Traditional life insurance, current share 24 (28) %	280	383
Unit-linked insurance, current share 13 (14) %	4,010	2,144
	4,290	**2,527**
Premium income		
Traditional life insurance	1,097	1,136
Unit-linked insurance	4,650	2,689
	5,747	**3,825**
Savings stock	**31 March**	**31 March**
Traditional life insurance	187,700	158,300
Unit-linked insurance	64,000	40,000

Profit and loss account, Jan-March, SEK M	March 2000	March 1999
Commissioning agreements, traditional life insurance	80	76
Unit-linked insurance	271	159
Risk operations and other	34	24
Total income	**385**	**259**
Operating expenses	-437	-322
Capitalisation of acquisition costs	69	53
Goodwill and other	- 36	- 41
Total costs	**-404**	**-310**
Operating result	**- 19**	**- 51**
Change in surplus values [1]	473	268
Total result	**454**	**217**
Return on allocated capital, per cent [2]	30.0%	12.7%
Expense ratio per cent [3]	7.6 %	8.4 %

Notes [1] After deduction for change in capitalised acquisition costs
[2] Annual basis. Allocated capital 3,900 respective 3,250
[3] Operating expenses expressed as percentage of premiums earned

Calculation of surplus values and changes in surplus values

Surplus values in life insurance operations are calculated on the basis of assumptions regarding the future development of signed insurance contracts and a risk-adjusted discount rate. The most important assumptions are the following:

Discount rate	11 %
Return on capital, nominal assets	4 %
Return on capital, real assets	8 %
Cancellations of contracts	5 %
Cancellations of current premiums	5 %
administrative expenses	SEK 250/contract per year
Mortality	According to trade experience

Surplus accounting

Deferred acquisition costs are capitalized in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.

Result

Change in surplus values		542
Deferred acquisition costs	-146	
Depreciation	+ 77	
		- 69
Reported change in surplus values		**473**

Balance

Surplus value at 1 January 2000		**3,142**
Current change of surplus values consists of present values of new contracts [1]		386
+Return on existing contracts	129	
-Realised surplus value in existing contracts	-165	
=Change in present value of contracts signed before the current period	- 36	
Actual outcome compared with operative assumptions made [2]	12	
Change in operative assumptions [3]	-115	
Capital return in excess of undertakings	295	
Total change in surplus values [4]		**542**
Capitalised acquisition cost for the period		-146
Depreciation of capitalised acquisition cost for the period		77
Total reported change in surplus values		**473**
Closing balance 31 March 2000 [5]		**4,551**

1) Sales defined as new contracts and extra premiums on existing contracts
2) The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of growth in underlying assets, increased sales, particularly in the form of extra premiums and extensions of contracts as well as cancellations. However, the actual result of income and administrative expenses is included in full in the operating result.
3) Subsidiary SEB Trygg Life (UK) is closed for new contracts and is being divested as planned. The cancellation undertaking has been changed from 5 to 7.5 per cent, with a nonrecurring negative effect of SEK 115 M.
4) Before deduction for capitalised acquisition cost of SEK 248 M. See above.
5) Estimated surplus value according to the above is not included in the published balance sheet.

Appendix 2

BfG adapted to Swedish Swedish accounting principles

	Jan-March 2000 MEUR	Jan-March 1999* MEUR	1999* MEUR
Profit and loss account			
Net interest earnings	128	154	579
Dividend	1	3	5
Net commission income	66	43	186
Net result of financial transactions	20	8	42
Other operating income	12	1	48
Total operating income	227	209	860
General administration expenses	- 130	- 147	- 643
Depreciation	- 11	- 16	- 56
Other operating costs	- 13	- 2	-
Total costs	- 154	- 165	- 699
Lending losses	- 26	- 23	- 101
TOTAL RESULT	**47**	**21**	**60**

*9906/2 *Normalised

File No. 82-3637.

Enskilda Securities

Stockholm - 9 May, 2000

PRESS RELEASE

Enskilda Securities merger with Orkla Finans (Fondsmegling) completed

Enskilda Securities has today completed the merger with Orkla Finans (Fondsmegling). The transaction is structured as an acquisition by Enskilda Securities of Orkla Finans (Fondsmegling) from Orkla, with payment in newly issued shares. Following the merger, Orkla will hold 22.5 % of the shares in Enskilda Securities AB and SEB the remaining 77.5 %. The merger is made as per January the 1:st, 2000.

The agreement was conditional upon the parties receiving necessary regulatory approvals. These approvals have now been received.

Per-Anders Ovin, CEO Enskilda Securities AB:

- "2000 has started very well for both Enskilda Securities and Orkla Finans (Fondsmegling). In addition, the merger has been very well received by both customers and employees. The work with integrating the two units is progressing in line with plans. This transaction has been important to Enskilda Securities in implementing our strategy. Clearly, we are now the leading Nordic investment bank. Based on this platform we will continue to strengthen our competence and position as a leading European investment bank within primarily the IT/Technology sectors."

For further information, please contact:
Per-Anders Ovin, Head of Enskilda Securities
Telephone: +46-8-522 295 75 or +46-70-432 95 75
Johan Fant, vice Head of Enskilda Securities
Telephone +46-8-522 297 77 or +46-70-432 97 77

Press Release No 51.



File No. 82-3637.

Stockholm, 18 maj 2000

Press Release

SEB forming new business area within Asset Management & Life

Incorporation of SEB Invest & Funds planned for next year

SEB is forming a new business area within Asset Management & Life, designated SEB Invest & Funds as a working name. The intention is to incorporate the unit next year.

SEB Invest & Funds includes SEB Funds, formerly Fund Markets, SEB Institutional Management and Investment Management, but in a reorganized form compared with today.

The manager of the newly formed SEB Invest & Funds business area will be William af Sandeberg, previously manager of Investment Management within Asset Management & Life.

"The reorganization and the planned incorporation will provide better market conditions and an independence, " says William af Sandeberg. "This is a necessity for us to be able to retain and strengthen our positions on a growing European savings market in which competition is intensifying."

After the change, Asset Management & Life comprises SEB Invest & Funds, Enskilda Banken and SEB Trygg Liv. The manager of the main group Asset Management & Life will continue to be Anders Mossberg, who is also an Executive Vice President of SEB.

SEB Invest & Funds has some 500 employees and manages about SEK 600 billion, of which one third is in funds.

For further information, contact:
William af Sandeberg. Manager, SEB Invest & Funds, +46 8 788 62 80
Boo Ehlin, Press Relations, +46 8 763 85 77, +46 70 763 85 77
Lotta Treschow, Manager, Investor Relations, +46 8 763 95 59

File No. 82-3637.

Enskilda Securities

Stockholm, 25 May 2000

PRESS RELEASE

ENSKILDA SECURITIES MAKE TOP RECRUITMENTS IN LONDON

Edward Plumbly has been recruited as new head of Enskilda Securities in London

Edward Plumbly has been recruited as new Head of Enskilda Securities in London. Ed comes from ABN-AMRO Alfred Berg, where he was formerly Managing Director for their UK operations and Head of Syndication.

Rob Rogers has been recruited as new Head of Corporate Finance in London

Rob Rogers has been recruited as new Head of Corporate Finance in London for Enskilda Securities. Rob comes from ABN-AMRO Alfred Berg – most recently as Global Co-Head of Corporate Finance.

For more information please contact:
Mr Per-Anders Ovin, CEO, phone: +46 8 52229575
mobile: +46 70 4329575



Stockholm/Geneva, May 25, 2000

PRESS RELEASE

SEB starts private bank in Switzerland

SEB is now expanding its private bank operations to Switzerland. The office will be located in Geneva. By becoming established in Switzerland, SEB will have a presence at the center of the international private banking sphere and will be in a position to offer its customers three private banking offices in the London-Luxembourg-Geneva area.

Mats Rönneskog will be manager, with responsibility for the Geneva operations, which are expected to commence during the summer. He was previously head of SEB's operations in Paris.

The team in Geneva, so far eight persons, consists of qualified investment advisors and portfolio managers wirth long experience in the internetional securities market.

"SEB has a clear strategy in Switzerland," says Mats Rönneskog, head of SEB Geneva. "We want to maximize our customers' profitability and provide them with the best products in the market, both mutual funds and discretionary investment management. External products will also be offered to customers when requested."

Jacob Wallenberg, Chairman of the SEB Board of Directors, officially opened the Geneva office during a special ceremony.

"SEB has long experience of accompanying Swedish and Nordic customers to other parts of the world and helping them in their local operations. SEB continues its strategic goals to grow within the savings market in Europe with a strong link to our europebased internet-banking model." says Jacob Wallenberg.

SEB Private Bank is a Swiss bank registered in Switzerland and governed by Swiss law.

The SEB Group: After the acquisition of the German Bank BfG in 1999, the SEB Group has become a European bank, focused on the Internet, savings and the Nordic corporate market. SEB is also one of the largest Nordic financial groups, with SEK 930 billion in assets under management and more than SEK 1,000 billion (pro forma, including BfG) in total assets at the beginning of 2000. The Group is represented in some 20 countries worldwide and has approximately 20,000 employees. Read more about SEB: www.seb.se, www.seb.net.

For further information, please contact:
Mats Rönneskog, head of SEB Geneva, Tel: +41 22 704 01 10
Boo Ehlin, Press Manager, Tel: +46-8-763 85 77, +46-70-763 85 77



Stockholm, May 25, 2000

PRESS RELEASE

SEB sells loan stock of SEK 2.2 billion

As part of the Group's streamlining, SEB has decided to phase out operations that involve the post wright-off debt collection within the Retail organisation. Although SEB is the first major Swedish bank to conclude such a transaction, similar agreements have already been noted in the US bank market.

The price level for the type of loans concerned has risen during recent years, due to Sweden's improved economic climate. Accordingly, SEB has concluded that this is the right time to sell this loan stock. The purchaser is Hoist Kredit AB.

The sale consists of approximately 28,000 loans and capital receivables corresponding to SEK 2.2 billion. The effective date of the purchase is March 1 and the payment date is October 1, 2000.

The transaction will generate a capital gain of about SEK 300 M for SEB.

For further information, please contact:
Staffan Tjus, President, Hoist International AB, Tel: +46-8-453 99 00, +46-708 188 165
Gunilla Wikman, SEB, Head of Group Communications, Tel: +46-8 763 8125
Lotta Treschow, SEB, Head of Investor Relations, Tel: +46-70 763 9559



File No. 82-3637.

Stockholm. May 29, 2000

PRESS RELEASE

SEB becomes principal partner in Volvo Ocean Race project
Press conference scheduled today (Monday, May 29) at 11:00 a.m.

SEB has become the principal partner in a project for The Volvo Ocean Race 2001-2002, organized by Global Team AB. As the principal partner, SEB has the right to name both the project and the boat and will take advantage of all opportunities offered by the project for two-and-a-half years. A Swedish boat, with Gurra Krantz as the skipper, will thus be on the starting line for The Volvo Ocean Race.

"Our strategy is to grow in Europe in the Asset Management and in e-banking," says Lars H Thunell, president and CEO of SEB. "We have decided to operate under a single brand name, SEB, in Europe. It is therefore important to create greater awareness of SEB.

"Participation in The Volvo Ocean Race with our 'own boat' will create interest on the part of present and prospective customers and will also involve and bring together all sectors of SEB and all of its employees. The fact that the race this time has stop-overs in four European ports and that it will probably include a large number of syndicates from other European countries has further increased our interest."

The Volvo Ocean Race, formerly known as the Whitbread, is the world's most challenging sailing competition and most demanding team sport. The Volvo Ocean Race 2001-2002 will start from Southampton on June 23, 2001. The race comprises nine sections and eight stopovers: In Cape Town, Sydney (with the start of the Sydney-Hobbart Race and a so-called "pit stop" in Hobbart), Auckland, Rio de Janeiro, Miami, Baltimore/Annapolis, La Rochelle and Göteborg. The race will end in Kiel on June 8, 2002.

The project is based on a partnership and is being conducted in cooperation with the more than 20 companies that will constitute the commercial partners, and a syndicate company whose representatives are Gunnar "Gurra" Krantz, the noted sailor; Lars Åhren, a corporate and information consultant; Hans Liljeblad, a lawyer; and Raymond Emtemark, a media/Internet entrepreneur. The syndicate company is coordinating the project and project-related promotional activities, and is also organizing and implementing the sports program.

The press conference will be held in the Conference Center of Nacka Strand Futurum, Augustendalsvägen 6. A boat or a bus will leave from the Grand Hotel at 10:30 for those who wish to use this form of transportation. Please meet outside the entrance to the hotel at 10:25. Welcome!

For additional information, please call:
Gunilla Wikman, SEB Group Information Manager, Tel.: 08-763 81 25 / 070-763 81 25
Boo Ehlin, SEB Press Relations Manager, Tel.; 08-763-85 77 / 070.763 85 77

Gurra Krantz, Global Team AB, Tel: 08-727 03 85 / 070-797 98 02
Lars Åhrén, Global Team AB. Tel.: 08-748 04 70 / 070-797 98 08

File No. 82-3637.



Stockholm. May 29, 2000

PRESS RELEASE

SEB becomes principal partner in Volvo Ocean Race project. A Swedish boat will be on starting line with 'Gurra' Krantz as skipper

SEB has become the principal partner in a project for The Volvo Ocean Race 2001-2002, organised by Global Team AB. As the principal partner, SEB has the right to name both the project and the boat and will take advantage of all opportunities offered by the project for two-and-a-half years. A Swedish boat, with Gurra Krantz as the skipper, will thus be on the starting line for The Volvo Ocean Race. SEB is investing approximately SEK 100 M in the project over the two-and-a-half-year period.

"Our strategy is to grow in Europe within Asset Management and e-banking," says ***Lars H Thunell****, president and CEO of SEB. "We have decided to operate under a single brand name, SEB, in Europe. It is therefore important to create greater awareness of SEB.*

"Participation in The Volvo Ocean Race with our 'own boat' will create interest on the part of present and prospective customers and will also involve and bring together all sectors of SEB and its employees. The fact that the competition this time has stop-overs in four European ports and ends in Kiel and that it will probably include a large number of syndicates from other European countries has further increased our interest."

The project is based on a partnership and is being conducted in co-operation with the more than 20 companies who will constitute the commercial partners and a syndicate company whose representatives are Gunnar "Gurra" Krantz, the noted sailor; Lars Åhren, corporate and information consultant; Hans Liljeblad, lawyer; and Raymond Emtemark, media/Internet entrepreneur. The syndicate company is co-ordinating the project and the project-related promotional activities, and is also organising and implementing the sports programme.

The Volvo Ocean Race 2001-2002 will start from Southampton on June 23, 2001. The race comprises nine sections and eight stop-overs: In Cape Town, Sydney (with the start of the Sydney-Hobart Race and a so-called "pit stop" in Hobart), Auckland, Rio de Janeiro, Miami, Baltimore/Annapolis, La Rochelle and Göteborg. The race will end in Kiel on June 8, 2002.

This project, with SEB as the principal partner, and which is being organized by Global Team AB will be implemented through two campaigns, a "summer campaign" during the June-August period of 2000 and a "campaign 2000-2002 for The Volvo Ocean Race" during the period beginning September 2000 and extending through November 2002.

"From a project point of view, the summer campaign will be utilised to make preparations with respect to design studies and construction development, planning, and building of the racing boat," says ***Gurra Krantz****, the skipper. "We have purchased Silk Cut, the English boat that competed in the most recent Whitbread Race. It will be our first training boat and with it we will begin to work on sail-handling and other training, and begin to select a crew."*

The summer campaign will be used by the syndicate company for contract negotiations involving the purchase of partnerships in other partner categories. SEB plans to use the smmer campaign primarily for internal preparations and to promote knowledge of the project.

"The project will generate commercial values -- in the form of 'exposure,' 'contact opportunities' and 'institutional values' -- that can be utilised by the companies involved in image-building, marketing or internal communications programs," says ***Lars Åhrén****, Global Team's promotion manager. "Involvement in the project will also create other benefits for our partners. Experience gained in earlier projects shows that they stimulate a willingness to co-operate and contribute to increased knowledge. In addition, the project offers good opportunities for business-to-business transactions between companies that become involved in the project."*

SEB is becoming involved, due to its interest in sports, in a commercial project that is based on peoples' interest in sailing. Accordingly, SEB also wants to help stimulate interest in sailing and boating on the part of young people, handicapped persons and other groups. This will be done through "projects within the project."

The summer sailing and project events include participation in the "Gotland Runt" competition, the Tjörn Runt race in the middle of August and events at Ellös, on Orust, in connection with the boat industry's exhibition and open house at the Orust Yard the last week in August. The project's training boat will also take part in various events in Stockholm connected with Dagens Industri's Match Racing Cup for companies in the middle of September, which involves V.O.60 boats.

"The 2000-2002 campaign is based on participation in The Volvo Ocean Race as well as in activities before and after the Race," ***Gurra Krantz*** *says. "It will begin with the purchase of a second training boat during the late summer of 2000. The purchase is being made in order to conduct sail tests and training activities, and to continue the selection of crew members in Portugal or Spain during the autumn of 2000. Construction of a new V.O.60 will begin in September 2000, with a scheduled launching at the end of March 2001."*

Jan Torstensson has been named project manager within SEB. Marketing Manager Ingrid Jansson is a member of the board of directors of the syndicate company, which also constitutes the board for the project.

The Volvo Ocean Race, formerly known as The Whitbread, is the world's most challenging sailing race and most demanding team sport, but it is also one of the great adventures of our times. It pits human capacity against nature's most extreme forces, and this has helped to make the Race one of the world's greatest media events in the sports field. The special character of the Race is one of the reasons why participation attracts so much attention. Attention in Europe will now increase as a result of the inclusion of four European port stop-overs, and because a large number of European syndicates will probably participate. Thanks to modern communications technology, the Race will have greater exposure than ever before, notably through increased global TV exposure and increasingly efficient Internet communications.

For additional information, please call:
Gunilla Wikman, SEB, Head of Group Communications,
Tel.: 08-763 81 25 / 070-763 81 25
Boo Ehlin, SEB Press Relations Manager
Tel.; 08-763-85 77 / 070.763 85 77

Gurra Krantz, Global Team AB, Tel: 08-727 03 85 / 070-797 98 02
Lars Åhrén, Global Team AB. Tel.: 08-748 04 70 / 070-797 98 08

File No. 82-3637.



Stockholm, 30 May, 2000

PRESS RELEASE

SEB starts new fund – SEB Wireless Communication

The fund will invest globally in companies involved in wireless communications, mainly mobile Internet, and is one of the first of its type in the world. SEB Wireless Communication will initially invest in the following segments: equipment, components, operators, software and services as well as information and media. The fund is a high-risk product and should represent a touch of spice in a portfolio.

"Our customers are demanding more specialised funds with high risk. Consequently, we have started several funds of this type and SEB Wireless Communication is the latest. In the new economy, wireless technology will play a very large and important role. Accordingly, it feels totally correct to start such a fund now, when we can 'be there from the start'," says Claes-Johan Thureson, Head of SEB Fonder.

The fund will be globally invested, focusing on Europe, particularly Scandinavia, as well as the US and Japan. The fund will be administered by the same team that manages SEB's Teknologifond (Technology Fund) and Internetfond (Internet Fund), which are led by Thor Udenaes.

"So far, the Internet has been the leader in technical development, but in the not too distant future the mobile segment will be at the leading edge. Development has just begun and the number of mobile users is still rising sharply," says Thor Udenaes, manager responsible for SEK Wireless Communication.

Sales of SEB Wireless Communication will begin on 5 June this year. The fund will invest in 30 to 50 companies, of which about 90 percent will be listed. The start price will be EUR 1, about SEK 8.40 and is open for monthly instalment savings as well as lump-sum subscriptions. The management fee is 1.5 percent.

For further information, contact:
Claes-Johan Thureson, Head of SEB Fonder, +46 8 763 69 85
Thor Udenaes, responsible manager, +46 8 788 62 50
Boo Ehlin, Press Relations Manager, +46 8 763 8577, +46 70 763 85 77

File No. 82-3637.


PENGAR I SVERIGE


SEB

Stockholm, 5 June 2000

PRESS RELEASE

Pengar i Sverige AB takes over SEB's cash handling

SEB and Pengar i Sverige AB have signed a long-term agreement covering SEB's cash handling. The agreement is the first step toward SEB's cash-processing centers in Stockholm, Gothenburg and Malmö being taken over by Pengar i Sverige AB.

"This is a step in SEB's strategy of streamlining and focusing on core operations. As a result of this move, we will enhance the efficiency and significantly reduce the costs for our cash processing, concurrent with our costs becoming solely variable. Some 20 employees will join PSAB in conjunction with the takeover of operations," says *Ulf Peterson*, responsible for Business Support & Production.

"The transaction is a step in our expansion. With this set-up, we offer SEB a variable instead of a fixed cost. Through our close cooperation with our customers, we strive to continuously reduce their costs for cash handling," says *Gunnar Malm*, president of Pengar i Sverige AB.

Pengar i Sverige AB is a wholly owned subsidiary of the Swedish Riksbank (Central Bank). The company was formed in 1999 to develop and operate an effective infrastructure for cash handling in Sweden on commercial terms. The organization is divided into four regions (regional offices in Härnösand, Stockholm, Linköping and Mölndal), with a total of seven offices and a number of service points. Each region is responsible for its own business. The company has sales of SEK 130 M and 250 employees.

SEB is a European bank – since the acquisition of the German BfG Bank in 1999 – with a focus on e-banking, savings markets and Nordic, international growth companies. SEB is one of the largest financial groups in the Nordic region, with SEK 930 billion in funds under management. The Group is represented in more than 20 countries and has approximately 20,000 employees. Visit www.seb.se, www.seb.net for more information.

For further information, contact:

Jan-Erik Lindgren, Marketing Manager, PSAB, +46 708 353636, or
Ulf Peterson, SEB, Business Support & Production, +46 639 1405, +47 70 638 4326.

File No. 82-3637.



Stockholm, 15 June 2000

PRESS RELEASE

Mariana Burenstam Linder appointed head of Private Banking

Mariana Burenstam Linder has been appointed head of a newly established business area, Private Banking, which consists of SEB Enskilda Banken, for which Mariana Burenstam Linder will remain responsible, and International Private Banking.

The international operations focus mainly on emigrant Swedes and other Scandinavians and is a bank for private individuals, foundations and small companies with investable assets of SEK 1 million or more to invest.

Private Banking, which has 40,000 customers, 650 employees, offices in 20 areas of Sweden and operations in London, Geneva and Luxembourg, manages approximately SEK 300 billion on behalf of its customers. SEB Private Banking's customers are private individuals, foundations and small companies with investable assets of SEK 1 million or more to invest.

Jointly with SEB Invest & Fonder and SEB Trygg Liv, Private Banking makes up the main group Asset Management & Life. SEB Executive Vice President Anders Mossberg is head of this group.

For further information, contact:

Mariana Burenstam Linder, Head of Private Banking. +46 8 763 53 10.
Anna Selberg, Information Manager, Asset Managment & Life. +46 8 785 11 46, 70 763 81 54

File No. 82-3637.



Stockholm, 15 June 2000

CORRECTION

PRESS RELEASE

Mariana Burenstam Linder appointed head of Private Banking

Mariana Burenstam Linder has been appointed head of a newly established business area, Private Banking, which consists of SEB Enskilda Banken, for which Mariana Burenstam Linder will remain responsible, and International Private Banking.

"The SEB Group has a long tradition and extensive expertise within the private banking area. By creating our own business area, we will now be able to further develop our operations in Sweden and in Europe, which is one of our prioritized areas. It is the SEB Group's clear ambition to grow within saving and asset management in Europe," comments Mariana Burenstam Linder.

Private Banking, which has 40,000 customers, 650 employees, offices in 20 areas of Sweden and operations in London, Geneva and Luxembourg, manages approximately SEK 300 billion on behalf of its customers. SEB Private Banking's customers are private individuals, foundations and small companies with investable assets of SEK 1 million or more to invest.

Jointly with SEB Invest & Fonder and SEB Trygg Liv, Private Banking makes up the main group Asset Management & Life. SEB Executive Vice President Anders Mossberg is head of this group.

For further information, contact:

Mariana Burenstam Linder, Head of Private Banking. +46 8 763 53 10.
Anna Selberg, Information Manager, Asset Managment & Life. +46 8 785 11 46, 70 763 81 54

File No. 82-3637.



Stockholm, 16 June 2000

PRESS RELEASE

SEB releases SEK 8.3 billion in housing loans through securitization

SEB releases capital and utilizes its capital base for effectively

SEB is proceeding with the securitization of housing loans amounting to SEK 8.3 billion, or EUR 1 billion, through the sale of part of its housing mortgage loans to Osprey Mortgage Securities Limited. This is being effected through the issue of EUR 1 billion in bonds with the housing loans as collateral. The purpose is to extract the loans from the balance sheet and, consequently, be able to more effectively utilize the SEB Group's capital base to achieve flexibility in the balance sheet for future investments.

SEB is a forerunner with regard to securitization and has carried out several such transactions previously.

Securitization is becoming increasingly more common on the international market. The securitization process means that SEB Bolån AB sells part of its housing mortgage loans to the Osprey Company. In conjunction with this transaction, Osprey issues bonds with the loans as collateral.

"SEB utilizes its capital base more effectively and facilitates continued expansion in the growth sectors e-banking and savings while SEB continues to uphold its traditional banking transactions," says Zaid Pedersen, Deputy CFO, SEB

The bonds are being placed on the Euro market through SEB Debt Capital Markets and Goldman Sachs International. The bonds have been given the highest rating by the Fitch IBCA, Moody's and Standard & Poor's rating institutes.

SEB Bolån AB holds a market share of about 11 percent of the Swedish housing loan market, has 290,000 customers and approximately 300,000 housing loans totaling about SEK 115 billion.

For further information, contact

Zaid Pedersen, Deputy CFO, SEB. +46 8 763 92 90
Staffan Olsson, President, SEB Bolån AB. +46 763 89 04
Boo Ehlin, Press Manager, SEB. +46 763 85 77, 70 763 85 77

File No. 82-3637.



Stockholm, 21 June 2000

SEB begins sale of external foreign mutual funds

SEBs 800,000 fund customers can select among 30 funds from ten different managers

As the first of the major banks, SEB is offering its 800,000 fund customers external, foreign funds. Initially, there will some 30 funds, from about ten different managers, from which to choose. The offering of external funds is being made together with SEB's own offering of about 100 funds.

"Through providing an offering of external funds, we are taking the first step toward making SEB a financial supermarket, in which the customer can just as easily subscribe for SEB funds as for external funds. With a competitive-based offering, we become more attractive and concurrently more credible as a fund supplier," says Anders Mossberg, head of Asset Management & Life, and an Executive Vice President of SEB.

A separate unit, External Funds, is being established to handle selection and marketing. It will be possible for customers to purchase the external funds through all of SEB's channels – branch offices, telephone bank and the Internet bank.

"In addition to our own fund offering, a large proportional of our customers have inquired about foreign managers. Consequently, we are now starting this activity. We will sell the best funds from the best managers," says Bengt Bergholz, who will be responsible for the External Funds unit.

For further information, contact:
Bengt Bergholz, Head of External Funds, +46 8 676 91 81.
Anna Selberg, Information Manager, Asset Management & Life, +46 8 785 11 46,
+46 70 763 81 84.



Stockholm, 28 June 2000

PRESS RELEASE

SEB concentrates operations in Asia

SEB is continuing to streamline its operations in order to focus on its core business and to provide customers with the best possible service. As a result of the technological advances offered through the Internet and the consolidation within the bank sector in general, SEB has decided to concentrate its merchant banking activities in Asia to Singapore. This means that Merchant Banking will discontinue its operations in Hong Kong and Tokyo during the second half of the current year.

The streamlining process means that Singapore will represent SEB Merchant Banking's operations in the Asian time zone. The other time zones are Stockholm in Europe and New York in the United States. SEB previously implemented similar measures in order to streamline Merchant Banking's operations in Helsinki and New York.

"By concentrating our business flow, competence and human resources to one office in Asia, we gain the opportunity to provide our customers with even better, more effective and more competitive services. The streamlining of SEB Merchant Banking's operations is wholly in line with SEB's corporate vision and objectives," says Annika Bolin, head of SEB Merchant Banking.

Trading Station, SEB's Internet-based product, and the technically advanced Trade Finance system used by SEB's customers throughout the world, makes it less important for the bank to provide a local presence in order to serve its customers.

Simultaneous with the relocation of operations from Hong Kong to Singapore, SEB has concluded a cooperation agreement with the Bank of Nova Scotia that will ensure that SEB's customers will continue to have access to traditional bank services in the future. Other corporate-based services will be handled via the reinforced office in Singapore.

SEB also conducts operations via its representative office in Beijing in the Chinese interior – an area that is important for business with China.

SEB Asset Management will retain its operations in both Tokyo and Hong Kong.

For further information:

Annika Bolin, Global Head of SEB Merchant Banking, +46 8 506 232 82
Boo Ehlin, Press Manager SEB, +46 8 763 85 77, +46 70 763 85 77
Lotta Treschow, Head of Investor Relations, +46 8 763 95 59



File No. 82-3637.

Stockholm, 29 June 2000

PRESS RELEASE

SEB sells its shareholding in the Swedish Export Credit Corporation

More focus on own activities in export and project finance

SEB has signed an agreement to sell its stake, 18 percent, in the Swedish Export Credit Corporation, SEK, to ABB. The sale will result in a positive change of SEB's net income of approximately SEK 500 million consisting of a capital gain and a dividend from SEK.

SEK has played an important role as provider of medium and long term export credits to Swedish banks and exporters.

Over the years SEB has obtained a dominating portion of the Swedish export credit market. The sale of the shares in SEK implies that SEB now can develop and add value to the existing strong market share by further focusing on activities in its own name.

- SEB has always been a reliable partner to the major Swedish multinationals and that is why SEB has such a strong position in the export credit market in Sweden. Consequently, the sale is an important step in SEB's ambition to better focus on what we can offer our clients through our own resources, says Zaid Pedersen, Deputy CFO, SEB.

- SEB is increasing the activities in its own name primarily with strong focus on multisourced export and project finance. The business has large growth potential and will meet the increased demand from our large multinational clients, continues Zaid Pedersen.

For further information:

Zaid Pedersen, Deputy CFO. +46 8 763 9290
Lotta Treschow, Head of Investor Relations. +46 8 763 9559
Boo Ehlin, Press Manager. +46 8 763 8577,r +46 70 763 85 77

File No. 82-3637.



Stockholm, 6 July 2000

PRESS RELEASE

SEB's German bank BfG has 108,000 e-banking customers

Next step is opening of online brokerage during the autumn

At midyear, SEB's German subsidiary bank, BfG, passed the milestone of 100,000 e-banking customers. Today, BfG has 108,000 e-banking customers and the number is growing continuously as German customers show an increasing interest in conducting their banking affairs on the Internet. At the end of January, BfG had fewer than 80,000 e-banking customers, which means the number has risen by 26% in less than half a year.

Via 177 bank branches and consultancy offices, BfG's approximately one million customers are offered a free Internet package that enables them to conduct their bank transactions on the Net. In addition to software, the package includes a smart card and the necessary smart-card reader for the customer's own PC.

"The increase in German e-banking customers confirms the correctness of SEB's efforts to introduce e-banking in Germany, with a focus on investment services. SEB aims to capture a large share of Germany's fast-growing savings and Internet-banking market," says Johan H Larson, Global Manager, SEB e-banking.

BfG's next step will be to open an online stockbrokerage in the German market, whereby the bank's customers will be provided with an opportunity to purchase fund units and shares via the Net. This service is scheduled to be launched during the autumn.

BfG changes name to SEB in conjunction with the introduction of the online brokerage service.

SEB launched e-banking services in Denmark in April. An online brokerage service will be introduced in Germany and the UK during the autumn. SEB has 430,000 Internet-banking customers in Sweden, 50,000 in Estonia and 10,000 in Latvia. SEB's aim is to grow in the European market for savings and Internet-banking, and to be the leading corporate bank in the Nordic region.

For further information, please contact:
Boo Ehlin, Press Manager. +46 8 763 85 77, +46 70 763 85 77

File No. 82-3637.



Stockholm, 14 July 2000

PRESS RELEASE

SEB closes FX Deal with PPM

In the phase of stiff competition SEB won the mandate to manage PPM's daily foreign exchange transactions. The foreign exchange mandate has come about following the Swedish pension reform which will occur this autumn. This means that all Swedes can choose to invest part of their pension money in Swedish or non-Swedish funds.

Swedes have a choice of more than 500 funds and analysts predict that approximately 20 per cent of a total of SEK 50-60 billion will be invested abroad.

The contract between SEB and PPM (Premiepensionsmyndigheten) - the administrator of this reform – was signed last week. The activities will start in September and the contract will last for three years. Banks, both Swedish and non-Swedish, were invited to bid for the foreign exchange mandate through public procurement.

For further information, please contact
Gunilla Wikman, Head of Group Communications. +46 8 763 81 25, +46 70 763 81 25

File No. 82-3637.



Stockholm, 7 August 2000

PRESS RELEASE

SEB acquires 5 per cent in Custos

On 7 August 2000, SEB purchased 1,209,250 A shares and 224,887 B shares of Custos, which represents 4.51 per cent of the issued share capital and 4.99 per cent of the voting rights of Custos. This will represent 5.17 per cent of the capital and 5.59 per cent of the voting rights following the planned redemption by Custos later this year. The shares are included in the bank's trading book.

The purchase hedges a share swap agreement with a client, in which SEB pays the return on the shares during the swap agreement to the client.

For further questions please contact:

Annika Halldin, Group Communications, phone +46 8 763 85 60
Lotta Treschow, Investor Relations, phone +46 8 763 95 59

File No. 82-3637.



Stockholm, 9 August 2000

PRESS RELEASE

SEB continues its growth in Europe - enters agreements to acquire shares in Polish bank

Skandinaviska Enskilda Banken ("SEB") has entered into agreements with Kredyt Bank and other shareholders to acquire a strategic stake in the Polish bank Bank Ochrony Środowiska ("BOS"). The transaction is subject to regulatory approvals, and SEB is in the process of filing applications with the relevant Polish and Swedish regulatory authorities for permission to acquire above 33 per cent of the shares in BOS.

SEB currently owns 4.4 per cent of the shares in BOS. After the additional acquisitions, SEB will control above 30 per cent of the shares and votes in BOS. BOS has a market capitalisation of PLN 1.1 billion (approx. SEK 2.3 billion).

BOS is a medium-sized bank, active in both the corporate and private segments, with its head office in Warsaw. As of 31 December 1999, the bank had total assets of PLN 3.9 billion (approx. SEK 8.2 billion), 1,600 employees and 48 branches.

A potential presence in Poland is in line with SEB's strategy to grow in Europe. SEB has earlier invested in three of the leading Baltic banks: Eesti Ühispank in Estonia, Latvijas Unibanka in Latvia and Vilniaus Bankas in Lithuania, followed by the acquisition of the German bank BfG in January this year.

- We want to be represented around the whole region of the Baltic Sea. Bank Ochrony Środowiska is a modern bank and fits well with SEB's aim to become the leading e-bank in Europe. Through the transaction, a new interesting and high growth market becomes available to SEB. We expect to introduce our e-banking concept, and to expand the corporate banking area in a market where Swedish and Nordic companies are very active, says Lars H Thunell, CEO.

The SEB Group – Skandinaviska Enskilda Banken with subsidiaries and branches – is a financial institution focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 930 billion in funds under management and total assets of SEK 1,140 billion (31 March 2000). The Group is represented in some 20 countries and has approximately 20,000 employees.
SEB's interim report for January-June 2000 will be published on 22 August 2000.

Contact persons:
Lars Gustafsson, Executive Vice President. +46 8 22 19 00, +46 706 39 29 40
Gunnar Lindberg, responsible for Poland. +46 8 763 94 13, +46 705 33 66 13
Lotta Treschow, Investor Relations. +46 8 763 95 59

File No. 82-3637.



Stockholm, 10 August 2000

PRESS RELEASE

BfG sells leasing subsidiary

BfG Bank, SEB's German subsidiary bank, has divested its subsidiary BfG Leasing to NL Nordleas in Hamburg. The sale is in line with the strategic direction and streamlining of BfG, since the leasing company is not part of BfG's core operations. The transaction generates a capital gain of about SEK 43 M for the SEB Group.

For further information, please contact:

Annika Halldin, Vice President, Group Communications, telephone +46 8 763 85 60
Lotta Treschow, Head of Investor Relations, telephone + 46 8 763 95 59

File No. 82-3637.



Stockholm, 17 August 2000

PRESS RELEASE

Invitation to press conference in connection with SEB's presentation of the half year results

Location: Fleminggatan 18, Stockholm (at SEB e-banking)
Time: Tuesday 22 August 2000, at 11.00

Lars H Thunell, President and CEO, and Anders Rydin, CFO, will be on hand to present and comment upon the half year results.

The interim report will be published on 22 August, in the morning, and will be available on www.seb.net.

Welcome!

Boo Ehlin
Press Manager
+46 8 763 8577
+46 70 763 8577



File No. 82-3637.

2000-08-22

Interim Report January-June 2000

DELIVERING STRONG INCOME DEVELOPMENT, IMPROVED EFFICIENCY AND GROWTH

Total result* increased by 83 per cent to SEK 6,346 M (SEK 3,473 M), while return on equity* rose to 22.3 per cent (16.0 per cent) and earnings per share* to SEK 6.47 (SEK 3.97).

Effects of restructuring and efficiency measures now visible:

- Branch office closures in Sweden completed and income growth is strong
- Restructuring of BfG ahead of plan – negotiations with the unions completed
- Concentration of Merchant Banking's international network activities giving lower costs
- Reduced capital employment by different outsourcing and securitisation measures
- Divestment of SEB's shares in Svensk Exportkredit – increasing income by SEK 500 M

Growth in Europe and e-banking continues:

- The total number of e-banking customers now approximately 620,000
- Strong influx of e-banking customers in Germany
- Launch in Denmark of SEB e-banking well received
- Filing for approval to acquire about 30 per cent of the shares in the Polish bank BOS

	January-June 2000	**January-June 1999**	**Change per cent**
Group's total result*, SEK M	6,346	3,473	83
Return on equity*, %	22.3	16.0	
Return on equity*, 12 months moving average, %	18.6	10.9	
Earnings per share*, SEK	6:47	3:97	63
Group's operating result, SEK M	5,429	2,757	97
One-off items, Mkr	1,597	754	
Net commission income, SEK M	6,939	3,815	82
Assets under management, SEK billion	918	549	67
Assets under custody, SEK billion	2,570	1,904	35

---

* The Group's total result comprises operating results, change in surplus value in the life insurance operations and compensation from pension funds.

As of the first quarter of 2000, SEB is following the Swedish Financial Supervisory Authority's guidelines and recommendations that become effective in 2001 and is presenting a profit and loss account in which results from the banking and insurance operations are reported separately. In addition, SEB is presenting an operational profit and loss account.

CEO's COMMENT

"The transformation process of SEB is now showing results. The increased profits are partly due to income increases in our growth areas but also to improved capital- and cost efficiency measures taken in most areas", says Lars H. Thunell, President and Group Chief Executive.

"The positive income increases from the first quarter continued in the second quarter, in spite of the negative development on the stock markets. The division of the Group into four main areas, with different strategies, has involved stronger focus in each group with a number of efficiency measures carried out that is beginning to be reflected in the figures.

*Within **Nordic Banking** focus has been on cost- and capital efficiency. A great number of different efficiency measures has been carried out that is mirrored in lower cost levels, reduced risk and shrinking capital allocated. I find it specifically interesting to note that this has been accomplished while activity level has been high and income in most areas has been growing rapidly.*

*Within **Asset Management & Life** focus has continued to be on growth – but more profitable. Assets under management have grown by 68 per cent, based on the general growth of savings. It is also pleasing to see the strong inflow of new customers to our Private Banking activities. Change in surplus value in the life insurance operations remained at the same level as last year due to the development on the stock market in the second quarter.*

*In **BfG** the priorities since the takeover have been cost- and capital efficiency as well as growth within e-banking and asset management. The extensive restructuring program has now resulted in increased cost savings targets. We will thereby arrive at 15 per cent return on equity in 2004, i.e. one year ahead of plan. An agreement has been made with BfG's Workers' council that- together with sales and closures of subsidiaries - makes it possible to decrease the number of employees by 800. It is satisfactory to note that this has been accomplished in parallel with a strong influx of e-banking customers.*

*Also in our investment bank arm, **Enskilda Securities**, the reshaping program that was initiated last year has resulted in a strong profit increase. Enskilda is now number one in Nordic investment banking.*

*Within the **e-banking** activities the launch in Denmark has been well received and will be followed later this year by startup in the UK and launch of an Internet brokerage service in Germany. Our launches in these countries will follow the same pattern as Denmark, i. e. soft launches that we build gradually without too big marketing expenses.*

In the Baltic countries there has been a further reduction of branches and personnel, while the number of Internet users is increasing. And the former gap in our hold around the Baltic Sea will now be filled, as we finally had the opportunity to invest into a polish bank, BOS."

"When I summarize the first half of 2000 I see a strong proof that SEB is on the right track with stable profitability in the Nordic Banking area, higher efficiency and reduced risk. SEB is well positioned to become the leading e-centric, customer-driven provider of financial services in Europe."

RESULT BY MAIN GROUP

Nordic Banking – increased volumes and lower costs

The total result for the Nordic Banking operations (Retail Distribution, Merchant Banking, and SEB Securities Services) increased by 15 per cent. Income was up by 11 per cent as a result of sharply increased income in Retail Distribution and SEB Securities Services.

Costs declined by 1 per cent, due in part to the fact that the number of employees was reduced by 150. The income/cost ratio, before credit losses, improved to 1.85 (1.65). As a result, the objective of holding costs in Nordic Banking at the same level as in 1999 was achieved during the first half of the year.

During the summer SEB and the other three large Swedish commercial banks formed Svenska Girot, which is taking over the banks' holdings in Bankgirot and Privatgirot and acquiring Postgirot.

SEB´s market share of total deposits from the general public (households, companies etc) in Sweden increased to 21.8 per cent compared with 20.4 per cent last year. SEB´s share of the household deposits was 14,3 per cent (13.7 per cent).

The Group´s share of lending to the general public in Sweden amounted to 14.6 per cent (15.1 per cent). On the household market, the market share was 11.9 per cent (11.8 per cent).

Retail Distribution - strong revenue trend
The business area achieved an improvement of 86 per cent in results. This was attributable to a strong increase (25 per cent) in income combined with effective cost control.

Income was higher, due primarily to increased net interest income from deposits as a result of larger volumes and improved margins, as well as sharply higher commission income in the securities sector. The marginal increase in costs was due mainly to higher data processing costs, which are largely related to the sharp increase in commercial activity and the expansive trend of Internet operations.

The decision, announced earlier, to close 50 offices has been implemented without major problems. Service and business acquisition is taking place via the Internet, through visits, and through nearby offices. The expected improvement in efficiency, equal to 150 full-time positions will be realised during the year.

In the third quarter 2000 SEB will open three new offices – specialising on growth companies – in Stockholm, Göteborg and Lund.

SEB and the Bank of Sweden's subsidiary, Pengar i Sverige AB (PSAB) have concluded a long-term agreement pertaining to SEB's cash handling. Initially, PSAB is taking over SEB's cash processing centres in Stockholm, Göteborg and Malmö. The number of full-time positions will thereby be reduced by approximately 70, beginning in 2001.

To improve efficiency, as well as to streamline and concentrate operations, SEB has decided to liquidate the so-called post write-off debt collection. A loan portfolio representing claims of SEK 2.2 billion has accordingly been sold to Hoist Kredit AB, with payment to be made on October 1, 2000. The transaction is resulting in a capital gain of approximately SEK 300 M, which is being booked during the second half of the year.

During the second quarter housing loans amounting to SEK 8.3 billion, EUR 1 billion, were securitised, with the result that the Bank released capital and is able to utilise its capital base more efficiently. The sale was made to Osprey Mortgage Securities Limited by issuing bonds in the amount of EUR 1 billion, with housing loans as collateral. The transaction resulted in a capital gain of SEK 45 M on Group level.

Merchant Banking – lower risks and continued growth in customer related income
The stable growth of customer-related income continued, SEK 2,290 M compared with an average of SEK 2,043 M for the first half of 1999. The more volatile income decreased as a result of the reduced level of market risk and the closure of the Proprietary Trading unit in March this year. In spite of the increased customer-related income, total income did not fully match last year's level, due to the fact that the Bank then had a substantial income in connection with the introduction of the euro and the declining interest rates.

The growth in customer-related income is a result of deliberate efforts in a number of areas. Growing customer segments such as financial institutions and growth industries like telecommunications and information technology constitute one such area. Other examples include programs in the growing European capital debt market, structured financing and the continuing growth of Internet-based customer solutions. Customers will shortly be offered additional Internet services, such as Prime Brokerage and Securities Lending, as well as increased cash-management services. In the annual survey conducted by Euromoney, Trading Station was ranked second in the world among Internet-based marketplaces for currencies, up from third place last year.

These programs are being financed through improvements in efficiency in mature segments and industries, and in the international network which is made possible by the new Internet technology and joint-venture agreements with international banks. To improve efficiency and strengthen its operations in Asia, Merchant Banking has decided to transfer the activities in Tokyo and Hong Kong to Singapore. In Hong Kong, an agreement has been reached with the Bank of Nova Scotia, which will provide local service to SEB's customers there. During the first quarter an agreement was reached with the Bank of New York with respect to co-operation in servicing Nordic customers in the United States. The objective is to improve the range of products

being offered to customers and to rationalise the Bank's operations. During the second quarter it was also decided to render the operations in Helsinki more effective.

Reduced exposure in emerging markets, a smaller loan portfolio, lower market risks and reduced operational risks have led to a continuous reduction of the amount of capital allocated during the period.

The risk capital unit SEB Företagsinvest, which has been part of Merchant Banking as of the first quarter of 2000, has in the first half of 2000 realised some of their investments, for example by quoting Pyrosequencing on the Stockholm Stock Exchange with a good financial result.

SEB Securities Services - Strong increase in volumes

SEB Securities Services provides securities management and custodial services in Stockholm, Copenhagen, Helsinki and Oslo under its own name and has sub-suppliers in another 55 countries. For the first half of 2000 the result increased by 57 per cent as a consequence of sharply rising volumes and lower costs.

The strong growth in volume of business continued during the first half of the year. The volume of transactions rose by 69 per cent, to 1.7 million, while the volume of securities under custody increased by 35 per cent, to SEK 2,570 billion.

During 2000 SEB Securities Services, with market shares ranging from 30 to 90 per cent in different business and customer areas, was ranked as number four in Europe by Global Investor magazine.

Asset Management & Life - strong and profitable growth

The total result for this main group, which accounts for the lion's share of savings in the SEB Group, increased by 76 per cent. Since June 2000 the unit has been divided into three business areas: SEB Invest & Funds, Private Banking (which formerly jointly constituted the Asset Management business area), and SEB Trygg Liv. The group's income, including changes in surplus value in the life insurance operations, increased by 42 per cent, due in part to the rise in stock market values and strong sales of new life insurance policies.

Despite the rapid growth in income, the increase in costs was limited to 22 per cent. The increase was attributable to expansion in the Nordic Region and UK, increased staff costs and rising result-related bonuses. The average number of employees was 1,960, an increase of 16 per cent compared with the first half of 1999.

The income/cost ratio improved substantially, to 1.84 (1.58).

As of June 30, 2000, the SEB Group had assets amounting to SEK 918 billion under management, of which Asset Management & Life managed SEK 806 billion (SEK 549 billion). Portfolio management accounted for SEK 347 billion (SEK 221 billion) of this amount, traditional life insurance for SEK 245 billion (SEK 172 billion), mutual funds for SEK 149 billion (SEK 112 billion), and unit-linked insurance for SEK 65 billion (SEK 44 billion). Assets under management have increased by 15 per cent since year-end 1999. The remaining SEK 112 billion are managed by BfG.

During the period it was decided that SEB will begin to sell approximately 30 foreign funds from ten external fund managers.

SEB Invest & Funds and Private Banking - profitable growth

Income of Invest & Funds and Private Banking (Asset Management) rose a total of 58 per cent.

The improvement in the SEB Invest & Funds business area was attributable primarily to the upturn in the stock market, but also to the fact that investments made earlier in the Nordic Region are now contributing a substantial part of the increase in income. In Private Banking, which consists of SEB Enskilda Banken and International Private Banking, the increase was due mainly to an increase in commissions resulting from customer activities. The business area acquired 3,000 new customers during the first half of the year.

Costs rose by a total of 22 per cent, due to rising transaction costs, new ventures in Denmark and UK and increased result-related bonuses.

SEB's share of new sales of mutual funds in Sweden accounted for 14.7 per cent (14.6 per cent) whilst the share of outstanding volume of managed funds in Sweden was 21.5 per cent (22.2 per cent). SEB Private Bank in Geneva was opened during the summer, in line with SEB's objective to grow in the asset-management field in Europe. SEB has also international private banks in London and Luxembourg.

SEB Trygg Liv - strong growth

SEB Trygg Liv reported strong growth in sales despite some weakening during the second quarter. The market for single-premium endowment assurance in the form of unit-linked continued to be strong. Sales increased by 55 per cent, to SEK 7,455 M, and premium income (paid premiums) rose by 40 per cent, to SEK 10,422 M, compared with the corresponding period last year.

New sales in SEB Trygg Liv increased by 31 per cent, while total new sales in Sweden rose by 40 per cent. The company's share of the total life insurance market (single-premiums plus ten times current premiums) amounted to 15.4 per cent (18.5 per cent). The decrease comes mainly from the traditional insurance segment, which is not the main priority area due to low margins.

SEB Trygg Liv's share of unit-linked insurance amounted to 20.2 per cent (23.0 per cent) of new issues and 29.0 per cent (31.8 per cent) of stocks. Activities have been taken to regain market share in group insurance, which will yield result next year.

Total assets under management increased by 16 per cent, to SEK 251 billion. The increase for unit-linked insurance was 48 per cent. (See appendix 1.)

BfG – restructuring ahead of plan

The subsidiary, BfG Bank in Germany, whose name is being changed to SEB this coming winter, reported a total result of SEK 481 M, including SEK 119 M in one-off items from the first quarter. (For comparison with January-June 1999 in euro see appendix 2)

BfG has since the takeover by SEB increased its focus on e-banking and asset management. Since the end of the first quarter this year the number of e-banking customers has grown with almost 50,000 to approximately 115,000 today. This autumn BfG will launch a brokerage channel based on SEB's pan-European Internet model, and thereby expect to well exceed the e-banking target of 130,000 e-banking customers by the year-end.

The first half of 2000 was the best six months-period ever in terms of net inflow, EUR 503 M (SEK 4,2 billion) in BfG Invest, the mutual fund subsidiary. These figures include two mutual funds from SEB. In BfG Immo-Invest the inflow of EUR 57 M resulted in a increased market share for real estate funds, from 4,0 to 4.3 per cent. As of June 30, 2000, BfG had approximately the equivalent of SEK 112 billion under management.

During 2000, BfG has divested three subsidiaries involved in leasing, real-estate agency and management consulting, as well as started the closure of the subsidiary bank, Deutsche Handelsbank in Berlin.

The restructuring program has been negotiated with the Workers council. The program aims at increasing BfG's focus on e-banking, investment advice and asset management as well as reducing costs, i.e. by reducing staff. The total reduction concerns 800 employees - including 230 in connection with sales and closures of subsidiaries. Simultaneously, risk-weighted assets have been reduced by EUR 1,500 M.

The target for annual reduction in costs has now been defined to EUR 100 M (SEK 840 M) compared to the earlier target EUR 80-100 M. As a result, it is expected that the objective of a 15 per cent return will be achieved in 2004, a year ahead of plan.

In 2000, BfG has qualified as one of nine finalists in the European Quality Award.

Other activities

This group includes the Enskilda Securities, SEB Kort and Baltic business areas. The latter comprises two majority-owned banks, Eesti Ühispank and Latvijas Unibanka, as well as Vilniaus Bankas, which is partly owned.

Eesti Ühispank and Latvijas Unibanka are consolidated in SEB's accounts. In the first half of 1999, only the shares of results in these banks were included.

Enskilda Securities - continuing strong improvement in results

During the first half of 2000 the stock market was characterised by a continuing high turnover of shares and substantial interest in IT and telecom stocks, although some weakening was noted in the second quarter. The

favourable market conditions made possible a large number of market introductions, of which the largest was Telia, in which Enskilda Securities had a leading role.

Enskilda Securities has strengthened its positions in the Nordic stock markets during 2000. On the Stockholm Exchange the company is continuous the largest player with a market share of 10.1 per cent. In Oslo, Orkla Enskilda Securities is in second place, with a 12.5 per cent share. In Helsinki and Copenhagen the market shares amount to 7.8 and 6.2 per cent respectively, compared with 6.8 and 5.3 per cent during the first half of 1999.

Enskilda Securities strengthened its position in equity analysis during the first half of 2000. In the Swedish financial daily paper Finanstidningen's annual ranking of equity analysts, Enskilda Securities shared first place as the best analyst firm in Sweden.

During the period Enskilda Securities and Orkla Finans (Fondsmegling) ASA were merged. Enskilda Securities assumed the ownership of Orkla Finans (Fondsmegling) - whose name was changed to Orkla Enskilda Securities ASA - and Orkla Finans ASA acquired 22.5 per cent of the capital in Enskilda Securities. SEB is thus retaining a 77.5 per cent interest. The transaction gave rise to a capital gain of SEK 373 M, which was included in the Group's result already for the first quarter.

Income increased by 77 per cent as a result of much higher secondary commission income, favourable trading results and higher income from Initial Public offerings (IPO). The income from mergers and acquisitions was higher than last year. Enskilda Securities' equity trading turnover increased by 120 per cent compared with the first half of 1999. Underlying this increase was, primarily, the very strong interest in IT and telecom shares.

The 68 per cent increase in costs included additional costs for the acquisitions in the first six months. Excluding the effects of these items, costs increased by 41 per cent, which reflects the increased provision for bonuses to employees due to the favourable trend of results. The underlying cost increase is 11 per cent.

Enskilda Securities´new office in Silicon Valley will begin operations early in the autumn. The company will close its office in Moscow.

SEB Kort - increased efficiency
All business units within SEB Kort contributed to the 27 per cent increase in results. Turnover of the Swedish business units, covering both card issuing - Diners Club, Eurocard and bank products - and acquiring operations, developed favourably. Sales from the subsidiaries also increased, compared with sales a year ago, and contributed to the improvement in net commissions.

Interest income developed favourably as a result of larger volumes, e.g. from introducing Mastercard outside Sweden. The Mastercard card is being introduced in Finland during the autumn and will then be available in all the Nordic countries.

During the summer SEB Kort introduced a new service for financing via Internet. This service, Select e-finans, makes it possible for web-stores to provide simple, secure and beneficial financing of their customers' purchases.

In 2000, SEB Kort Norge has won first prize in a customer-service competition: the Teleperformance Grand Prix Customer Service Awards. The competition comprised more than a hundred Norwegian companies. SEB Kort Danmark won an award for the best call centre in the financial sector for the third year in a row.

Baltic Region – focus on Internet and cost efficiency
The result for the Baltic Region business area in the first half of 2000 amounted to SEK 125 M. During the comparable period last year the three partly owned banks in the Baltic Region, which at that time did not constitute a separate business area, contributed SEK 44 M. Eesti Ühispank in Estonia, and Latvijas Unibanka in Latvia were consolidated in the SEB Group during the second half of 1999. Vilniaus Bankas in Lithuania, in which SEB has a 41 per cent holding, is still reported in accordance with the equity method.

The number of Internet customers in Eesti Ühispank is increasing steadily and now amounts to 55,000. Latvijas Unibanka's new Internet service had nearly 11,000 users. Internet service will be introduced in Vilniaus Bankas in September.

In Eesti Ühispank the cost cutting and divesting program continued. The number of branches decreased from 80 to 72 and will be reduced further to 62 by year-end.

During the second quarter, Eesti Ühispank formed an IT company jointly with SEB. This company, SEB IT Partner Estonia, which is owned 65 per cent by SEB and 35 per cent by Eesti Ühispank, will develop IT services for the entire SEB Group.

In June, Latvijas Unibanka became the first bank in Latvia to open an automated customer service centre.

The merger of Vilniaus Bankas and Bankas Hermis has now been completed. The number of employees in the merged bank has been reduced by 231 to 1,658. The full effect of the reduction will appear in the second half of 2000.

SEB and Vilniaus Bankas have signed an agreement with the Lithuanian Government regarding exemption from tax 1999-2004.

SEB e-banking – gaining ground

SEB e-banking (formerly SEB Internet) became a separate business area in the summer of 1999. Income from - and costs of - the current operations in Sweden, Germany and Denmark are reported in the business areas where customers use the services, mainly in Retail Distribution and BfG.

Costs for developing SEB e-banking amounted to SEK 280 M in the first half of 2000. All development costs are expensed and carried by the Group.

During the year the overall number of e-banking customers increased to approximately 620,000 of which 438,000 in Sweden, 115,000 in BfG and 65,000 in Estonia and Latvia. The number of transactions has also risen. In Sweden, the e-customers made 23,000 share transactions in June 2000, compared to 10,000 in June 1999. Over the same period, the number of payments via Internet rose from 0.8 to 1.2 million.

SEB has set a strech goal of having five million e-banking customers by the end of 2004.

Based on the new pan-European e-banking platform, SEB launched its e-banking services in Denmark in April. By August, 4,000 customers were acquired. This autumn an Internet brokerage-service, SEB Direkt, will be launched in Germany. There are also plans to launch e-banking services in the UK in the fourth quarter this year.

In Sweden, SEB has updated its existing Internet service for private individuals and companies.

Next natural step in the e-banking expansion will be the mobile e-services that are planned to be launched in a number of SEB's Internet-markets during the fourth quarter this year.

In addition to the financial services offered to private individuals and companies, the Group provides e-banking services for companies within special areas such as currency and interest trading (Trading Station), liquidity planning (WebForecast) and import/export letters of credits etc (SEB Trade Finance).

Group activities in the e-sector have also been broadened. The newly formed SEB e-invest has to date invested more than SEK 500 M in five companies. The largest investment is in b-business partners, a venture capital company for investments in companies that conduct business-to-business (B2B) commerce via the Internet. In June SEB, Ericsson and b-business partners invested SEK 130 M in a new market place for B2B on the net, Nordic Commerce Exchange.

In connection with the listing of SelfTrade, the French Internet broker in which SEB owns 34 per cent of the voting rights and 20.4 per cent of the capital, the company issued new shares. SEB subscribed for its portion and as of June 30, 2000, the market value of SEB's holding amounted to approximately SEK 650 M (book value: SEK 300 M).

In August, SelfTrade, which has approximately 30,000 customers and offices in Paris, Milan, Madrid and London, signed an agreement with Casino, one of France's largest retail chains, which has 11.5 million customers. The agreement provides that SelfTrade can demonstrate its services in department stores and help store customers to open accounts.

GROUP ACCOUNTS

Total income rose by more than 70 per cent to SEK 17.4 billion. For comparable entities the increase was over 25 per cent, mainly due to a strong rise in commission income.

During the summer SEB signed an agreement covering the sale of its 18 per cent holding in Svensk Exportkredit (SEK) to ABB. The sale involves an impact of approximately SEK 500 M on SEB's result, including a capital gain of SEK 60 M and an extra dividend of SEK 440 M.

Capital gains and other one-off items in the first six months of the year thereby totalled SEK 1,597 M (SEK 754 M), of which SEK 912 M in the first quarter. This includes a capital gain of SEK 420 M before tax from the sale of the Bank's building on Kungsträdgårdsgatan and SEK 373 M from the transaction with Orkla Finans. The securitisation of housing loans in the second quarter resulted in a capital gain of SEK 45 M. The realisation of venture capital funds resulted in capital gains of SEK 90 M.

As at 30 June 2000, a change of one percentage point in the Group's combined positions in SEK and other currencies means that the market value of the Group's interest-sensitive positions would increase/decrease by SEK 1.2 billion (SEK 0.7 billion in the first half of 1999).

Total assets of SEB's pension funds amounted to SEK 26,0 billion in the end of June 2000 (compared to SEK 25,2 billion by year-end), while the pension commitments totalled SEK 7,6 billion (SEK 7,1 billion). Thus, the surplus value has grown from SEK 18.1 billion to SEK 18,4 since year-end.

Total costs rose by 56 per cent to SEK 10.7 billion. For comparable entities the increase was 9 per cent. A refund of SEK 50 M from SPP has been booked as a cost deduction.

As of June 30, 2000, SEK 1,873 M - including SEK 174 in the current year - of the restructuring reserve of SEK 2,255 M established in the accounts for 1997, had been utilised.

The acquisition of BfG in January 2000 has resulted in a difference between purchase price and equity of SEK 3.4 billion to be accounted for in the closing of the books in the year of 2000. The restructuring costs for BfG will be fully covered, to some extent by restructuring reserves established by BfG in 1999 and for the remainder from a part of the above mentioned difference. The results of SEB will thus not be affected by the restructuring costs.

The Group's lending losses, including changes in the value of assets taken over, amounted to SEK 531 M, net, of which SEK 427 M pertained to BfG. The level of lending losses was thus 0,15 per cent.

As of June 30, 2000, SEB's exposure in emerging markets amounted to SEK 14 654 M, net, a decrease by more than SEK 2 billion or 12.5 per cent from the first quarter. The reduction mainly concerns BfG's portfolio, especially Russia.

Exposure on emerging markets, geographical distribution, SEK M

	Total	*of which BfG*
Asia[1]	**6,772**	**1,287**
Hong Kong	2,314	397
China	828	140
Other specified countries[2]	2,077	165
Latin America[3]	**4,161**	**747**
Brazil	1,685	34
Eastern and Central Europe[4]	**4,650**	**2,957**
Russia	2,738	1,745
Africa and Middle East[5]	**2,796**	**428**
Turkey	897	71
Total	**18,379**	**5,419**
Provision	3,725	2,078
Total net	**14,654**	**3,341**

1. Includes Hong Kong, China, India, Pakistan, Taiwan, Macao and other specified countries
2. Includes the Philippines, Malaysia, Thailand, Korea and Indonesia

3. Includes Brazil, Argentina, Mexico and Peru
4. Includes Russia, Israel, Estonia, Latvia, Lithuania, Poland, the Czech Republic, Slovakia, Rumania, Hungary, Slovenia, Croatia, Kazakhstan and the Ukraine
5. Includes Turkey, Iran, Saudi Arabia, Egypt, South Africa, Ethiopia and Algeria

Doubtful claims, net, increased because of BfG to SEK 6,630 M (SEK 2,749 M), while the volume of assets taken over declined to SEK 259 M (SEK 920 M).

Capital adequacy

As of June 30, 2000, the capital base for the financial group of undertakings (which does not include insurance companies) amounted to SEK 53.5 billion (SEK 46.5 billion at December 31, 1999). Core capital was SEK 37.1 billion (SEK 34.4 billion), of which SEK 1.7 billion constituted so called core capital contribution. At the same time, risk-weighted assets amounted to SEK 488 billion (SEK 318 billion at December 31, 1999). The capital ratio was thus 10.96 per cent (14.62 per cent as per December 31, 1999) and the core capital ratio 7.60 per cent (10.80 per cent).

In the first quarter of 2000 – after including BfG – risk weighted assets rose to SEK 510 billion. The reduction in risk-weighted assets during the second quarter thus amounted to SEK 22 billion, mainly related to capital efficiency measures in Nordic Banking and BfG.

Expansion in Europe - investment in Polish bank

After the report period, SEB has entered agreements to acquire a strategic stake in Polish Bank Ochrony Srodowiska, BOS. The transaction is subject to regulatory approvals in Sweden and Poland.
SEB currently owns 4.4 per cent of the shares in BOS and will after the additional acquisition control above 30 per cent of the shares and votes in BOS.

Stockholm, August 22, 2000
Lars H Thunell
President and Chief Executive Officer

The interim report for January-September 2000 will be published on October 27, 2000. SEB Group interim reports are available on the Internet

(www.seb.se; www.seb.net).

Additional information is available from:
Gunilla Wikman, Group Communications Manager, +46 8 763 81 25
Lotta Treschow, Investor Relations Manager, +46 8 763 95 59

This report has been reviewed by the auditors of the Bank.

SEB Group

Operational Profit & Loss Accounts

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Net interest earnings	5,869	3,354	75	6,858
Net commission income	6,939	3,815	82	8,317
Net result of financial transactions	1,472	1,069	38	2,034
Other operating income	2,652	1,500	77	2,327
Change in surplus value in life insurance operations	427	436	-2	1,502
Total income	**17,359**	**10,174**	**71**	**21,038**
Staff costs	-6,298	-3,864	63	-8,419
Pension compensation	490	280	75	873
Other operating costs	-4,013	-2,687	49	-5,743
Depreciations	-846	-555	52	-1,175
Total costs	**-10,667**	**-6,826**	**56**	**-14,464**
Lending losses etc	-531	218		289
Net result from associated companies	52	54	-4	116
Result from non-life insurance operations	133	-147	-190	518
Total result	**6,346**	**3,473**	**83**	**7,497**
Taxes	-1,524	-732	108	-1,355
Taxes on change in surplus values	-120	-122	-2	-421
Minority interests	-145	-5		-56
Total result after tax	**4,557**	**2,614**	**74**	**5,665**

Key figures for the SEB Group

	January-June 2000	January-June 1999	Full year 1999
Return on equity, %	22.1	14.9	14.6
Return incl. change in surplus values, %	22.3	16.0	17.2
Return on equity, 12 months moving average, %	17.0	9.6	14.6
Return on equity, incl. change in surplus values, 12 months moving average, %	18.6	10.9	17.2
Earnings per share, SEK	6.03	3.50	6.96
Total result after tax per share, SEK	6.47	3.97	8.60
Income/cost ratio, SEB Group	1.63	1.49	1.45
Income/cost ratio, banking operations	1.54	1.40	1.30
Cost/income ratio, SEB Group	0.61	0.67	0.69
Cost/income ratio, banking operations	0.65	0.71	0.77
Lending loss level, %	0.15	-0.13	-0.09
Provision ratio for doubtful claims, %	54.0	57.7	59.6
Level of doubtful claims, %	1.15	0.78	0.82
Total capital ratio, %	10.96	11.58	14.62
Core capital ratio, %	7.60	8.83	10,80

SEB Group's quarterly performance

Operational Profit & Loss Accounts

SEK M	2000:2	2000:1	1999:4	1999:3	1999:2
Net interest earnings	2,986	2,883	1,769	1,735	1,665
Net commission income	3,237	3,702	2,562	1,940	2,003
Net result of financial transactions	572	900	865	100	227
Other operating income	1,367	1,285	517	310	688
Change in surplus values in life insurance operations	-46	473	856	210	168
Total income	**8,116**	**9,243**	**6,569**	**4,295**	**4,751**
Staff costs	-3,087	-3,211	-2,599	-1,956	-1,957
Pension compensation	319	171	452	141	155
Other costs	-2,095	-1,918	-1,578	-1,478	-1,299
Depreciation	-419	-427	-332	-288	-263
Total costs	**-5,282**	**-5,385**	**-4,057**	**-3,581**	**-3,364**
Lending losses etc	-250	-281	58	13	342
Net result from associated companies	22	30	33	29	12
Result from non-life insurance operations	81	52	32	633	-304
Total result	**2,687**	**3,659**	**2,635**	**1,389**	**1,437**
Taxes	-886	-638	-259	-364	-247
Taxes on change in surplus values	12	-132	-240	-59	-47
Minority interests	-21	-124	-32	-19	-3
Total result after tax	**1,792**	**2,765**	**2,104**	**947**	**1,140**

Profit & Loss Accounts per main group

January-June 2000, SEK M	Nordic Banking	Asset Management & Life	BfG	Other Activities	Joint Group Activities & Eliminations	SEB Group
Net interest earnings	3,548	218	2,266	215	-378	5,869
Net commission income	1,903	2,078	956	2,200	-198	6,939
Net result of financial transactions	758	52	206	435	21	1,472
Other income	333	424	169	195	1,531	2,652
Change in surplus values in life insurance operations		427				427
Total income	**6,542**	**3,199**	**3,597**	**3,045**	**976**	**17,359**
Staff costs	-2,015	-828	-1,434	-1,318	-703	-6,298
Pension compensation	275	53		19	143	490
Other costs	-1,722	-915	-1,076	-618	318	-4,013
Depreciation	-70	-50	-183	-146	-397	-846
Total costs	**-3,532**	**-1,740**	**-2,693**	**-2,063**	**-639**	**-10,667**
Lending losses etc	-123	-3	-427	-56	78	-531
Net result from associated companies		-6	4	33	21	52
Result from non-life insurance operations					133	133
Total result	**2,887**	**1,450**	**481**	**959**	**569**	**6,346**

Nordic Banking

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Net interest earnings	3,548	3,636	-2	7,063
Net commission income	1,903	1,427	33	2,958
Net result of financial transactions	758	613	24	1,049
Other operating income	333	231	44	290
Total income	**6,542**	**5,907**	**11**	**11,360**
Staff costs	-2,015	-1,939	4	-3,928
Pension compensation	275	147	87	459
Other operating costs	-1,722	-1,714		-3,368
Depreciations	-70	-74	-5	-135
Total costs	**-3,532**	**-3,580**	**-1**	**-6,972**
Lending losses etc	-123	188	-165	255
Total result	**2,887**	**2,515**	**15**	**4,643**
Allocated capital	17,921	18,487		17,587
Return on allocated capital, 12 months average, %	20.1	11.9		19.0

Retail Distribution incl SEB Finans

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Income	3,463	2,780	25	5,787
Costs	-2,010	-1,966	2	-3,901
Lending losses etc	-143	-109	31	-186
Total result	**1,310**	**705**	**86**	**1,700**

Merchant banking incl SEB Företagsinvest

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Income	2,667	2,798	-5	5,074
Costs	-1,443	-1,495	-3	-3,045
Lending losses etc	20	297	-93	441
Total result	**1,244**	**1,600**	**-22**	**2,470**

SEB Securities Services

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Income	519	405	28	822
Costs	-176	-186	-5	-336
Total result	**343**	**219**	**57**	**486**

Asset Management & Life

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Net interest earnings	218	139	57	314
Net commission income	2,078	1,273	63	3,054
Net result of financial transactions	52	42	24	82
Other operating income	424	358	18	718
Change in surplus value in life insurance operations	427	436	-2	1,502
Total income	**3,199**	**2,248**	**42**	**5,670**
Staff costs	-828	-682	21	-1,546
Pension compensation	53	28	89	88
Other operating costs	-915	-726	26	-1,519
Depreciations	-50	-45	11	-92
Total costs	**-1,740**	**-1,425**	**22**	**-3,069**
Lending losses	-3	1		-1
Net result from associated companies	-6			-7
Total result	**1,450**	**824**	**76**	**2,593**
Allocated capital [1]	8,000	7,000		7,000
Return on allocated capital, 12 months average, %	29.0	16.4		26.7

1) incl allocated goodwill

Asset Management (SEB Invest & Funds and Private Banking)

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Income	2,034	1,284	58	3,041
Costs	-1,015	-835	22	-1,828
Lending losses	-3	1		-1
Total result	**1,016**	**450**	**126**	**1,212**

SEB Trygg Liv

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Income [2]	1,206	992	22	2,688
Costs	-766	-618	24	-1,300
Net result from associated companies	-6			-7
Total result	**434**	**374**	**16**	**1,381**

2) incl change in surplus values

BfG

SEK M	January-June 2000
Net interest earnings	2,266
Net commission income	956
Net result of financial transactions	206
Other operating income	169
Total income	**3,597**
Staff costs	-1,434
Other operating costs	-1,076
Depreciations	-183
Total costs	**-2,693**
Lending losses	-427
Net result from associated companies	4
Total result	**481**
Allocated capital	14,000
Return on allocated capital, annualised, %	4.9

Other activities

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Net interest earnings	215	38		284
Net commission income	2,200	1,256	75	2,852
Net result of financial transactions	435	226	92	571
Other operating income	195	181	8	289
Change in surplus value in life insurance operations				
Total income	**3,045**	**1,701**	**79**	**3,996**
Staff costs	-1,318	-741	78	-1,695
Pension compensation	19	11	73	34
Other operating costs	-618	-448	38	-1,067
Depreciations	-146	-33		-131
Total costs	**-2,063**	**-1,211**	**70**	**-2 859**
Lending losses	-56	-23	143	-100
Net result from associated companies	33	52	-37	110
Total result	**959**	**519**	**85**	**1,147**
Allocated capital	3,179	1,943		1,943
Return on allocated capital, 12 months average, %	35.9	28.8		42.5

Enskilda Securities

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Income	1,910	1,079	77	2,279
Costs	-1,287	-764	68	-1,694
Recoveries	8			7
Total result	**631**	**315**	**100**	**592**

SEB Kort

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Income	667	625	7	1,329
Costs	-433	-442	-2	-888
Lending losses	-31	-23	35	-56
Total result	**203**	**160**	**27**	**385**

Baltic Region

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Income	468	-3		396
Costs	-343	-5		-284
Lending losses	-33			-52
Net result from associated companies	33	52	-37	110
Total result	**125**	**44**	**184**	**170**

Balance sheet of the SEB Group (abbreviated)

SEK M	30 June 2000	30 June 1999	31 December 1999
Lending to credit institutions	195,850	76,253	103,521
Lending to the general public	566,471	348,625	342,907
Interest-bearing securities	119,352	100,715	93,769
- Financial fixed assets	*5,492*	*3,849*	*3,396*
- Financial current assets	*113,860*	*96,866*	*90,373*
Shares and participations	*11,508*	*4,688*	*9,303*
Assets in insurance operations	74,963	71,321	66,111
Other assets	131,117	108,217	94,644
Total assets	**1,099,261**	**709,819**	**710,255**
Liabilities to credit institutions	196,211	131,841	117,774
Deposits and funding from the general public	410,835	202,686	229,534
Securities issued, etc.	199,761	120,708	122,143
Liabilities in insurance operations	71,930	64,306	63,271
Other liabilities and provisions	149,840	134,560	118,645
Subordinated liabilities	31,915	25,043	25,882
Shareholders' equity	38,769	30,675	33,006
Total liabilities and shareholders' equity	**1,099,261**	**709,819**	**710,255**

Problem loans and assets taken over for the protection of claims

SEK M	30 June 2000	30 June 1999	31 December 1999
Doubtful claims	14,419	6,501	6,988
Provision for possible lending losses	-7,789	-3,752	-4,164
Doubtful claims, net	**6,630**	**2,749**	**2,824**
Claims subject to interest reduction	301	1,280	352
Total volume of problem loans	**6,931**	**4,029**	**3,176**
Level of doubtful claims	**1.15**	**0.78**	**0.82**
(Doubtful claims (net) in relation to lending and leasing (net) at end of period, per cent)			
Provision ratio for doubtful claims	**54.0**	**57.7**	**59.6**
(Reserve for possible lending losses in relation to doubtful claims (gross), per cent)			
Pledges taken over			
Buildings and land	110	85	82
Shares and participations	149	835	544
Total volume of pledges taken over	**259**	**920**	**626**

The soft loans of the Group are included among claims subject to interest reduction.

The shortfall in income due to interest deferments was SEK 3 M (SEK 25 M), while unpaid interest on non-performing loans amounted to SEK 143 M (SEK 114 M).

On 30 June 2000, the Group had SEK 284 M (SEK 938 M) in non-performing loans in Sweden on which interest income was reported. These loans are not included among the problem loans, since the corresponding collateral covers both interest and principal.

Derivatives contracts

30 June 1999	Contracts on the asset side		Contracts on the liability side	
SEK M	Book value	Market value	Book value	Market value
Interest-related	15,499	15,499	17,230	17,230
Currency-related	31,422	32,948	25,125	28,240
Equity-related	2,495	2,495	2,400	2,400
Other	11	11	11	11
Total	**49,427**	**50,953**	**44,766**	**47,881**

On 30 June 2000 the notional value of the Group's derivatives contracts amounted to SEK 4,148 billion (SEK 3,833 billion on 30 June 1999).

The book value of derivatives instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations which is the object of hedge accounting.

Cash flow analysis

SEK M	Jan-June 2000	Jan-June 1999	Full year 1999
Cash flow, current operations	8,309	3,077	4,711
Changes in assets, current operations	-9,970	-36,075	-35,495
Changes in liabilities, current operations	33,205	36,113	37,385
Cash flow, current operations	**31,544**	**3,115**	**6,601**
Cash flow, investment activities	**178**	**8,932**	**8,161**
Cash flow, financing activities	**-19,260**	**-13,236**	**-10,326**
Cash flow	**12,462**	**-1,189**	**4,436**
Liquid funds at beginning of year	9,074	4,638	4,638
Cash flow	12,462	-1,189	4,436
Liquid fund at end of period	**21,536**	**3,449**	**9,074**

The acquisition of BfG Bank increased the liquid fund by SEK 3,165 M. In addition, adjustment has been made for BfG's balance sheet items.

The SEB Group Profit and Loss Accounts

Statutory Profit & Loss Accounts

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Income				
Interest receivable	*25,113*	*13,344*	*88*	*26,124*
Interest payable	*-19,277*	*-9,998*	*93*	*-19,299*
Net interest earnings	5,836	3,346	74	6,825
Dividends received	857*	195		211
Commission receivable	7,608	*4,286*	*78*	*9,283*
Commission payable	-828	*-568*	*46*	*-1,208*
Net commission income [1]	6,780	3,718	82	8,075
Net result of financial transactions [2]	1,468	1,057	39	2,025
Other operating income	1,536	1,051	46	1,662
Income from banking operations	**16,477**	**9,367**	**76**	**18,798**
Costs				
Staff costs	-6,053	-3,658	65	-7,969
Other administrative costs	-2,905	-1,894	53	-3,913
Depreciation and write-downs of tangible and intangible fixed assets	-817	-527	55	-1,120
Other operating costs	-941	-603	56	-1,487
Costs from banking operations	-10,716	**-6,682**	**60**	**-14,489**
Result from banking operations before lending losses	**5,761**	**2,685**	**115**	**4,309**
Lending losses and provisions, net [3]	-554	209		207
Change in value of assets taken over	40	11		111
Write-down of financial fixed assets	-17	-2		-29
Net result from associated companies	58	54	7	116
Operating result from banking operations	**5,288**	**2,957**	**79**	**4,714**
Result from insurance operations [4]	141	-200	-171	408
Operating result	**5,429**	**2,757**	**97**	**5,122**
Pension compensation	490	280	75	873
Taxes	-1,524	-732	108	-1,355
Minority interests	-145	-5		-56
Result for the period	**4,250**	**2,300**	**85**	**4,584**

*) Including an extra ordinary dividend of SEK 440 M from Svensk Exportkredit and SEK 134 M from equity holdings within Merchant Banking.

1) Net commission income

	January-June 2000	January-June 1999	Change per cent	Full year 1999
Payment commissions	1,167	880	33	1,863
Securities commissions	4,283	2,306	86	5,066
Other commissions	1,330	532	150	1,146
Total	**6,780**	**3,718**	**82**	**8,075**

2) Net result of financial transactions

SEK M	January-June 2000	January-June 1999	Change per cent	Full year 1999
Shares/participations	272	261	4	963
Interest-bearing securities	294	-93		-276
Other financial instruments	607	410	48	819
Realised result	**1,173**	**578**	**103**	**1,506**
Shares/participations	-480	-23		291
Interest-bearing securities	-165	101		142
Other financial instruments	325	-256		-1,039
Unrealised value changes	**-320**	**-178**	**80**	**-606**
Exchange rate fluctuations	630	662	-5	1,130
Redemption of bonds, SEB BoLån	-15	-5	200	-5
Total	**1,468**	**1,057**	**39**	**2,025**

3) Lending losses and provisions, net

A. Individually appraised receivables:				
Reported write-down, incurred losses	-955	-159		-448
Reversal of previous provisions for possible losses, reported as incurred losses in current period's accounts	614	124		339
Reported provision for possible losses	-731	-344	113	-854
Recovered from losses incurred in previous years	148	59	151	200
Reversal of previous provisions for possible losses	253	281	-10	483
Reported net cost for individually appraised receivables	**-671**	**-39**		**-280**
B. Receivables appraised by category:				
Reported write-down, incurred losses	-42	-45	-7	-86
Reported provision for possible losses	-6	-15	-60	-31
Recovered from losses incurred in previous years	16	21	-24	35
Withdrawal from reserve for lending losses		24	-100	31
Reported net cost for receivables appraised by category	**-32**	**-15**	**113**	**-51**
C. Allocation to/withdrawal from reserve for political risks abroad	**182**	**209**	**-13**	**440**
D. Contingent liabilities	-33	54	-161	98
Total	**-554**	**209**		**207**

4) Result insurance operations

Non-life operations	133	-147	-190	518
Life operations	8	-53	-115	-110
Total income	**141**	**-200**	**-171**	**408**

SEB Group – Bridge between Statutory and operational accounts

Statutory Profit & Loss Accounts					Operational Profit & Loss Accounts	
SEK M	Jan-June 2000	SEB Trygg Liv	Internal trans-actions bank-insurance	Reclas-sification	Jan-June 2000	SEK M
Net interest earnings	5,836	33			5,869	Net interest earnings
Dividends received	857			-857		
Net commission income	6,780		159		6,939	Net commission income
Net result of financial transactions	1,468	4			1,472	Net result of financial transactions
Other operating income	1,536	715	-456	857	2,652	Other operating income
				427	427	Change in surplus value in life insurance operations
Income from banking operations	**16,477**	**752**	**-297**	**427**	**17,359**	**Total income**
Staff costs	-6,053	-248	3		-6,298	Staff costs
				490	490	Pension compensation
Other administrative costs	-2,905	-329		3,234		
Depreciation and write-downs of tangible and intangible fixed assets	-817	-29			-846	Depreciations
Other operating costs	-941	-132	294	-3,234	-4,013	Other operating costs
Costs from banking operations	**-10,716**	**-738**	**297**	**490**	**-10,667**	**Total costs**
Result from banking operations before lending losses	**5,761**					
Lending losses and provisions, net	-554			23	-531	Lending losses etc
Change in value of assets taken over	40			-40		
Write-down of financial fixed assets	-17			17		
Net result from associated companies	58	-6			52	Net result from associated companies
Operating result from banking operations	**5,288**					
Result from insurance operations	141	-8			133	Result from non-life insurance operations
Operating result	**5,429**	**0**	**0**	**917**	**6,346**	**Total result**
Pension compensation	490			-490		
Taxes	-1,524				-1,524	Taxes
				-120	-120	Taxes on change in surplus values
Minority interests	-145				-145	Minority interests
Result for the period	**4,250**	**0**	**0**	**307**	**4,557**	**Total result after tax**

Profit and Loss Account, Parent company

SEK M	Jan-June 2000	Jan-June 1999	Change per cent	Full year 1999
Income				
Interest receivable	*12,895*	*10,192*	*27*	*19,791*
Leasing income	*227*	*125*	*82*	*254*
Interest payable	*-10,626*	*-7,752*	37	*-15,016*
Net interest earnings[1]				
Dividends received	885	210		4,241
Commission receivable	*3,601*	*2,752*	*31*	*5,752*
Commission payable	*-525*	*-492*	*7*	*-987*
Net commission income [2]	3,076	2,260	36	4,765
Net result of financial transactions [3]	806	760	6	1,343
Other operating income	1,282	1,024	25	1,541
Total income	**8,545**	**6,819**	**25**	**16,919**
Costs				
Staff costs	-3,177	-2,769	15	-5,875
Other administrative expenses	-1,808	-2,092	-14	-4,384
Depreciation and write-downs of tangible and intangible fixed assets	-156	-141	11	-266
Other operating costs	-598	-568	5	-1,487
Total costs	**-5,739**	**-5,570**	**3**	**-12,012**
Result before lending losses	**2,806**	**1,249**	**125**	**4,907**
Lending losses and provisions, net [4]	20	292	-93	415
Change in value of assets taken over	-8	-10	-20	-10
Write-down of financial fixed assets	-110	-2		-3,057
Operating result	**2,708**	**1,529**	**77**	**2,255**
Pension provision	490	280	75	873
Other appropriations*)	-966	-657	47	-1,863
Tax on result for the year *)	-448	-219	105	-68
Result for the year	**1,784**	**933**	**91**	**1,197**

*) Group contributions reported directly against equity

1) Net interest earnings

SEK M	Jan-Jun 2000	Jan-Jun 1999	Change per cent	Full year 1999
Interest receivable	12,895	10,192	27	19,791
Leasing income	227	125	82	254
Interest payable	-10,626	-7,752	37	-15,016
Leasing depreciation	-73	-46	59	-94
Total	**2,423**	**2,519**	**-4**	**4,935**

2) Net commission income

Payment commissions	693	649	7	1,332
Securities commissions	1,912	1,243	54	2,695
Other commissions	471	368	28	738
Total	**3,076**	**2,260**	**36**	**4,765**

3) Net result of financial transactions

SEK M	Jan-Jun 2000	Jan-Jun 1999	Change per cent	Full year 1999
Shares/participations	6	3	100	4
Interest-bearing securities	42	-92	-146	-256
Other financial instruments	320	400	-20	1,009
Realised result	**368**	**311**	**18**	**757**
Shares/participations	-9	-21	-57	-23
Interest-bearing securities	-61	58		105
Other financial instruments	-26	-226	-88	-539
Unrealised value changes	**-96**	**-189**	**-49**	**-457**
Exchange rate fluctuations	**534**	**638**	**-16**	**1,043**
Redemption of bonds				
Total	**806**	**760**	**6**	**1,343**

4) Lending losses and provisions, net

A. Individually appraised receivables				
Reported write-down, incurred losses	-102	-97	5	-289
Reversal of previous provisions for possible losses reported as incurred losses in current period's accounts	85	85		257
Reported provision for possible losses	-201	-266	-24	-577
Recovered from losses incurred in previous years	57	52	10	116
Reversal of previous provisions for possible losses	104	263	-60	394
Reported net cost for individually appraised receivables	**-57**	**37**		**-99**
B. Receivables appraised by category				
Reported write-down, incurred losses	-22	-26	-15	-52
Reported provision for possible losses		-3	-100	-12
Recovered from losses incurred in previous years	12	13	-8	26
Withdrawal from provision for lending losses		8	-100	14
Reported net cost for receivables appraised by category	**-10**	**-8**	**25**	**-24**
C. Allocation to/withdrawal from reserve for political risks abroad	**87**	**209**	**-58**	**440**
D. Contingent liabilities		**54**	**-100**	**98**
Total	**20**	**292**	**-93**	**415**

Appendix 1

SEB Trygg Liv

SEB Trygg Liv focuses on the sale and administration of unit-linked insurance products and their equivalent for account of the traditional mutual life insurance business. From an accounting point of view, its business is separate from traditional banking activities. SEB Trygg Liv's accounts are presented in this Appendix according to generally accepted accounting standards within the insurance business.

SEB Trygg Liv reported a strong sales growth during the first half of the year, despite a certain weakening in the second quarter. The market for single-premium endowment assurance remains strong and a significant increase was also noted for occupational pension insurance, while sales of private pension insurance are at a low level. Most sales, 93 (84) per cent pertain to unit-linked insurance, of which 12 (1) per cent is attributable to sales through the subsidiary SEB Trygg Life (Ireland), primarily the investment product Life Assurance Portfolio Bond for the Swedish market.

Price trends for the insurance-related portion of the fund portfolio are at a level for the first half of the year coinciding with the assumptions made at the time of valuation. However, development in the first quarter was extremely favourable, returning to a more normal level during the second quarter.

Sales, i.e. new premiums and extra payments under existing insurance contracts, increased by SEK 2,656 M, or 55 per cent, to SEK 7,455 M (SEK 4,799 M). The share of insurance contracts with current premiums was 14.5 per cent (16.3 per cent), include foreign sales. Premium income (premiums paid) rose 40 per cent to SEK 10,422 M (SEK 7,421 M). In total, assets under management increased by SEK 35 billion or 16 per cent to SEK 251 billion (SEK 216 billion) during the twelve-month period. The increase for unit-linked insurance was 49 per cent.

Revenues increased by 42 per cent as a result of a higher premium volume and favourable growth in assets under management within unit-linked insurance during the period. Operating costs and other costs increased by SEK 195 M or 27 per cent, of which most was attributable to volume-related sales costs.

The operating results improved by 112 per cent, to a profit of SEK 7 M (loss: SEK 62 M).

The total result, which includes the change in surplus values, increased by 16 per cent to SEK 434 M (SEK 374 M).

The surplus value in life insurance operations is the present value of expected future profits from signed insurance contracts. The surplus values comprise unit-linked operations as well as commissioning agreements with traditional life insurance companies.

Volumes, SEK M	**June 2000**	**June 1999**
Sales volume		
Traditional life insurance, current share 24 (28) %	551	758
Unit-linked insurance, current share 13 (14) %	6,904	4,041
	7,455	**4,799**
Premium income		
Traditional life insurance	2,248	2,300
Unit-linked insurance	8,174	7,421
	10,422	**7,421**
Savings stock	**30 June**	**30 June**
Traditional life insurance	186,300	172,000
Unit-linked insurance	65,000	43,700

Profit and loss account, Jan-June, SEK M	June 2000	June 1999
Commissioning agreements, traditional life insurance	166	154
Unit-linked insurance	533	336
Risk operations and other	80	59
Total income	**779**	**549**
Operating expenses	-849	-665
Capitalisation of acquisition costs	146	113
Goodwill and other	-69	-59
Total costs	**-772**	**-611**
Operating result	**7**	**-62**
Change in surplus values [1]	427	436
Total result	**434**	**374**
Return on allocated capital, per cent [2]	26,6	13,4
Expense ratio per cent [3]	8,7	9,3

Notes [1] After deduction for change in capitalised acquisition costs
[2] Annual basis. Allocated capital 3,900 respective 3,250
[3] Annual basis. Operating expenses as percentage of premiums earned

Calculation of surplus values and changes in surplus values
Surplus values in life insurance operations are calculated on the basis of assumptions regarding the future development of signed insurance contracts and a risk-adjusted discount rate. The most important assumptions are the following:

Discount rate	11 %
Return on capital, nominal assets	4 %
Return on capital, real assets	8 %
Cancellations of contracts	5 %
Cancellations of current premiums	5 %
Administrative expenses	SEK 250/contract per year
Mortality	According to industry experience

Surplus value accounting
Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.

Result		
Change in surplus values		573
Deferred acquisition costs	-301	
Depreciation	+155	
		-146
Reported change in surplus values		**427**

Balance

Surplus value at 1 January 2000		**3,142**
(after deduction of capitalised acquisition costs)		
Current change of surplus values comprise		
Present values of new sales [1]		687
+Return on existing policies	258	
-Realised surplus value in existing policies	-353	
=Change in present value of policies signed before the current period		-95
Actual outcome compared with operative assumptions made [2]		102
Change in operative assumptions [3]		-115
Capital return in excess of assumptions[4]		-6
Total change in surplus values before deduction of capitalised acquisition costs		**573**
Capitalised acquisition cost for the period		-301
Depreciation of capitalised acquisition cost for the period		155
Total reported change in surplus values [5]		**427**
Closing balance 30 June 2000 [6]		**3,569**

[1] Sales defined as new contracts and extra premiums on existing contracts

[2] The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of growth in underlying assets, increased sales, particularly in the form of extra premiums and extensions of contracts as well as cancellations. However, the actual result of income and administrative expenses is included in full in the operating result.

[3] Subsidiary SEB Trygg Life (UK) is closed for new contracts and is being divested as planned. The cancellation undertaking has been changed from 5 to 7.5 per cent, with a nonrecurring negative effect of SEK 82 M.

[4] Actual fund growth was lower in the second quarter than the assumption, resulting in a negative effect of SEK 301 M.

[5] Prepaid acquisition costs are capitalised in the accounts and depreciated according to plan. Accordingly, the reported change in surplus values is adjusted by the net of the capitalisation and depreciation during the period.

[6] Estimated surplus value according to the above is not included in the statutory balance sheet.

Appendix 2

BfG Profit and loss account (adapted to Swedish accounting principles)

	January-June 2000	January-June 1999	1999*
	MEUR	MEUR	MEUR
Net interest earnings	270	309	579
Dividends received	3	6	5
Net commission income	114	85	186
Net result of financial transactions	25	15	42
Other operating income	17	2	48
Total operating income	**429**	**417**	**860**
General administration costs	-280	-295	-643
Depreciation	-22	-31	-56
Other operating costs	-18	-3	-
Total costs	**-320**	**-329**	**-699**
Lending losses	-51	-46	-101
Total Result	**58**	**42**	**60**

*Normalised

File No. 82-3637.



Stockholm, 2000/08/28

PRESS RELEASE

SEB takes a further major step in the Baltics

SEB has decided to launch cash offers to the shareholders of Ühispank in Estonia, Unibanka in Latvia and Vilniaus Bankas in Lithuania. The offers are a logical step to SEB's previous investments in these banks and in line with SEB's vision to become the leading e-centric, customer-driven provider of financial services in Europe.

SEB intends to make formal cash offers for all the outstanding shares at a price of EEK 38 per share in Eestu Ühispank, LVL 1.90 per share in Latvias Unibanka and LTL 40 per share in Vilniaus Bankas. These prices represent a premium over Friday's closing market prices of 41 per cent, 43 per cent and 40 per cent, respectively. The aggregate investment involved in the offers amounts to SEK 2 billion based on current exchange rates. Each of the offers are subject to regulatory approvals and SEB is in the process of filing applications with the relevant authorities.

"This is a logical step for SEB and definitely in line with our vision to become the leading e-centric customer-driven provider of financial services in Europe and our strategic focus on growth companies and financial institutions," says Lars Thunell, President and SEB Group Chief Executive. "SEB can offer a premium at current share prices based on the potential that we see in the full integration of the three Baltic banks into the SEB Group."

SEB took a strategic stake of 32 - 36 per cent in each of the three banks in November 1998, thereby effectively adding the Baltic countries to its home market. During 1999 SEB increased its ownership to exceed 50 per cent in Ühispank and Unibanka, and to slightly more than 40 per cent in Vilniaus Bankas. SEB's investments in these banks have developed well.

In accordance with existing co-operation agreements with SEB and between the Baltic banks, organisational structures have been developed and SEB has provided new products, international marketing support and staff training. Market shares have increased and return on equity has improved

"The Baltic countries are clearly resuming the favourable economic growth that they have enjoyed since their regained independence," comments Lars Gustafsson, Chairman of the Board of SEB Baltic Holding. "The large number of foreign investors, in particular from the Nordic region, and the growing export potential of many local companies has increased the demand for a cross-Baltic banking network and for cost-efficient and reliable international banking services. The on-going negotiations and future membership in the European Union will further increase this demand."

SEB intends to retain the management and local profile of the banks in order to utilise their strong standing in the markets. The full inclusion of the banks within a larger European banking group will enable each of them to provide their customers with better support for their cross-border business in the Baltic States as well as in Europe as a whole. At the same time it will enable the banks to maintain their competitiveness in the face of strengthening international competition, through the maximisation of business co-ordination and the realisation of technical synergies. Moreover, Internet banking will be further developed in the Baltic market. Ühispank and Unibanka combined already have some 66,000 Internet customers and an established technical platform for further expansion. Internet banking will shortly be expanded to also include Vilniaus Bankas.

"The three banks are doing well and SEB continues to add substantial value in this partnership. By acquiring the outstanding shares, SEB's shareholders will be able to benefit fully from the additional value created," says Chief Executive Lars Thunell.

The current ownership in each of the banks is widely dispersed among a total of some 12,000 shareholders. No other shareholder is registered for more than 10 per cent ownership in any of the banks.

The acquisition will have a marginal positive effect on earnings per share in SEB. Capital adequacy will decrease slightly but remain above SEB's target. SEB's aggregate investment in the three banks to date amounts to SEK 1.6 billion.

The total present market capitalisation of the three banks is SEK 2.8 billion. Their total assets amount to SEK 25 billion. With 760,000 retail and 114,000 corporate clients, the three banks jointly have a 28 per cent market share of deposits and 35 per cent of loans of the Baltic States total, which puts the group clearly ahead of its competitors. The banks together have 194 branch offices and 4,100 employees.

The SEB Group – Skandinaviska Enskilda Banken with subsidiaries and branches – is a financial institution focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 918 billion in funds under management and total assets of SEK 1,100 billion (30 June 2000). Total result during the first six months of 2000 was SEK 6.3 billion. The Group is today represented in some 20 countries and has approximately 20,000 employees. SEB today has about 630 bankbranches mainly in Sweden, Germany and in the Baltic countries.

For further information, please contact:
Mats Kjaer, Head of SEB Baltic Holding, tel +46 70 624 26 77
Lars Gustafsson, Chariman of the board SEB Baltic Holding, tel: +46 70 639 29 40
Gunilla Wikman, Head of Group Communications, +46 8 763 81 25
Boo Ehlin, Press Manager, SEB, tel +46 8 763 85 77, +46 70-763 85 77
Gunilla Åkerblom, Head of Information, SEB IT, tel +46 70-547 07 35
Lotta Treschow, Head of Investor Relations, tel: +46 70-763 95 59



File No. 82-3637.

Stockholm, 7 September 2000

PRESS RELEASE

Singapore Technologies participates in Internet services from SEB

Singapore Technologies Pte Ltd has started to use Trading Station, the Internet on-line trading vehicle provided by SEB (Skandinaviska Enskilda Banken) , in their treasury area. The rationale is to improve efficiency with straight through electronic processing and improved accessibility to the financial markets and information. Singapore Technologies is planning to increasingly use Internet based solutions in its finance and treasury operations.

SEB and Singapore Technologies will continue to discuss how to add functionality and to make further use of Internet technology in the group's financial and risk management operation.

Trading Station is a market place for financial trading and information on the net for companies who will manage their own financial dealings in an efficient way. Trading Station can carry out currency, fixed income and futures trading all via the Internet. It also gives real-time access to foreign exchange rates, interest rates, equity indices, commodity prices, market information and other news. Trading Station is used by 1000 companies with more than 2000 users on a global basis. SEB launched Trading Station in 1997. Trading Station was launched early in 2000 in Asia and is today used by 15 companies with more than 35 users. SEB is planning to launch Trading Station in Hong Kong and Tokyo during the autumn.

The Singapore Technologies Group (ST) is a leading technology-based multinational conglomerate headquarted in Singapore. Its core business groups are Engineering, Technology, Infrastructure & Logistics, Property and Financial Services. ST has 40 000 employees and for 1999 a gross group turnover of approximately USD 6 billion. The estimated market value of the group's companies was at the end of 1999 close to 24 billion USD.

The SEB Group is a financial institution focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 918 billion in funds under management and total assets of SEK 1 140 billion (30 June, 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region.

For further information, please contact:
William Paus, Head of Trading & Capital Markets, Asia, +65 3570 863
Boo Ehlin, Press Manager, +46 8 763 85 77, +46 70 763 85 77



File No. 82-3637.

Stockholm, 8 September, 2000

PRESS RELEASE

The Tallinn Stock Exchange approves SEB's offer to shareholders in Ühispank

The Tallinn Stock Exchange has approved SEB's offer for all the shares in Eesti Ühispank not already owned by the SEB Group. An announcement as well as the prospectus will be published on Monday, 11 September, when the offer period begins. The offer period will run until 20 October.

On 6 September, the Supervisory Board of Ühispank announced its decision to recommend shareholders to accept SEB's intended offer. Supervisory Board members related to SEB did not take part in the Board's decision.

The announcement as well as the prospectus may be found at the web-site of the Tallinn Stock Exchange at www.tse.ee on 11 September.

On 28 August, SEB announced its intention to make an offer for all the shares in Ühispank not already owned by the SEB Group, being 33,183,381 shares, representing 49.85 per cent of the total issued share capital of Ühispank. SEB is offering EEK 38 per share in Ühispank in cash. The price represents a premium of 41 per cent over the average price on the Tallinn Stock Exchange on Friday, 25 August, the day before the intention to make the offer was announced. SEB has also announced its intention to make similar offers for the shares in Unibanka in Latvia and Vilniaus Bankas in Lithuania.

SEB's intention is to create a banking group that is the clear market leader in the Baltic States. The offer is conditional upon SEB receiving necessary regulatory consents. SEB expects to hear shortly the outcome of its applications to the Swedish Financial Supervisory Authority and the Bank of Estonia. Depending on the level of acceptances received under the offer, SEB will consider taking steps to submit an application for de-listing of the shares of Ühispank from the Tallinn, Helsinki, Munich and Frankfurt stock exchanges.

For further information, please contact:

Lotta Treschow, Head of Investor Relations, +46 8 763 95 59
Mats Kjaer, President, SEB Baltic Holding, +46 40 667 61 01
Gunilla Åkerblom, Head of Communication, SEB Baltic Holding, +46 8 639 26 07



File No. 82-3637.

Stockholm 8 September 2000

PRESS RELEASE

SEB joins Identrus' global trust infrastructure for B2B e-commerce

SEB, the leading Scandinavian financial group today joined Identrus' global Internetwork of trust, giving its corporate customers a way to expand their companies and manage their risks as they conduct business-to-business Internet commerce. SEB's corporate customers will use the Identrus infrastructure to conclusively identify one another through their financial institution, ensure their communications are secure, and create an indisputable record of their transactions.

"With these capabilities our corporate customers can conduct Internet business, opening new markets around the world and lowering transaction costs. This is an important milestone in our Nordic B2B e-commerce strategy. It fits well into other strategic initiatives such as the Nordic Commerce Exchange, an on-line market place, together with Ericsson and b-business partners*, said Head of SEB e-banking Johan H Larson.

"SEB realises it's not enough for its corporate customers to simply move their businesses to the Web," said Identrus President and CEO Guy S. Tallent. "To make the most of their B2B opportunities, SEB will now securely identify their customers and vendors, manage the related risks, and document every communication on a global basis. Identrus is the only way to achieve this level of identity assurance."

Identrus, founded in April 1999, is the world's leading provider of identity trust for global business-to-business Internet commerce. The company is dedicated to creating a worldwide network of trusted financial institutions that certify corporate customers as trusted trading partners on the Internet. Identrus members represent more than 133 countries and more than 10 million business relationships.

The SEB Group is a financial institution focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 918 billion in funds under management and total assets of SEK 1 140 billion (30 June, 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 620,000 e-banking customers in five countries.

** b-business partners is one of the largest venture capital companies in Europe with a capitabase of approximately EUR 1 billion.*

For more information, please contact:
Gerth Svensson, Head of E-Commerce Strategy, +46 8 692 76 96, +46 70 763 93 15
Boo Ehlin, Press Manager, +46 8 763 85 77, +46 70 763 85 77

SEB

File No. 82-3637.

Stockholm 13 September 2000

PRESS RELEASE

Self Trade to merge with Direkt Anlage Bank
SEB's surplus value now totals SEK 1.1 bn

French Internet agent Self Trade is to merge with Germany's Direkt Anlage Bank. SEB, which is the largest owner in Self Trade with 20.4 percent of the share capital, has decided to swap its shares in exchange for about 3.6 percent of the shares in Direkt Anlage Bank.

SEB acquired an interest in Self Trade at the beginning of 1999 and the book value of the holding is approximately SEK 210 M. The current value of the shares received in Direkt Anlage Bank amounts to about SEK 1.3 bn. This means that SEB now has a surplus value of approximately SEK 1.1 bn.

"Our ownership of Self Trade has been based on a conscious future-oriented investment strategy, in which we have contributed not only capital, but also technical expertise and management. It is gratifying to see how SEB has been able to participate in the development of one of the leading Internet agents in Europe, while simultaneously creating added value for its own shareholders," says Lars H. Thunell, President and CEO of SEB.

Self Trade
Self Trade, which is listed on the Le Nouveau Marchè Paris Stock Exchange, has expanded rapidly and today has 35,000 customers and operations in France, the UK, Italy and Spain. Today, Self Trade has a market capitalisation of approximately SEK 8 bn.

Direkt Anlage Bank
Direkt Anlage Bank is listed on the Neue Markt in Frankfurt and is 71-percent owned by Hypo VereinsBank. As a result of the transaction with Direkt Anlage Bank (DAB), the French Internet agent will be provided with slightly more than 300,000 customers and pro forma revenues of EUR 200 M. DAB has a 22-percent share of the German market.

SEB is a financial group with a special focus on e-banking, savings and growth companies. SEB is one of the largest financial groups in the Nordic region, with SEK 918 bn in funds under management and total assets of SEK 1,099 bn (30 June 2000). Today, the Group has approximately 20,000 employees in some 20 countries, 630 offices in primarily Sweden, Germany and the Baltic countries and 620,000 e-banking customers in six countries. The SEB Group has a total of four million customers.

For further information, please contact:
Boo Ehlin, Press Manager, telephone: +46-8-763 85 77, or 70-763 85 77.
Laurence Westerlund, Investor Relations, telephone : +46 8 763 86 27



Stockholm 13 September 2000

PRESS RELEASE

Self Trade to be sold to Direkt Anlage Bank
SEB's surplus value now totals SEK 1.1 bn

French Internet agent Self Trade is to be sold to Germany's Direkt Anlage Bank. SEB, which is the largest owner in Self Trade with 20.4 percent of the share capital, has decided to sell its shares in exchange for about 3.6 percent of the shares in Direkt Anlage Bank.

SEB acquired an interest in Self Trade at the beginning of 1999 and the book value of the holding is approximately SEK 210 M. The current value of the shares received in Direkt Anlage Bank amounts to about SEK 1.3 bn. This means that SEB now has a surplus value of approximately SEK 1.1 bn.

"Our ownership of Self Trade has been based on a conscious future-oriented investment strategy, in which we have contributed not only capital, but also technical expertise and management. It is gratifying to see how SEB has been able to participate in the development of one of the leading Internet agents in Europe, while simultaneously creating added value for its own shareholders," says Lars H. Thunell, President and CEO of SEB.

Self Trade
Self Trade, which is listed on the Le Nouveau Marchè Paris Stock Exchange, has expanded rapidly and today has 35,000 customers and operations in France, the UK, Italy and Spain. Today, Self Trade has a market capitalisation of approximately SEK 8 bn.

Direkt Anlage Bank
Direkt Anlage Bank is listed on the Neue Markt in Frankfurt and is 71-percent owned by Hypo VereinsBank. As a result of the transaction with Direkt Anlage Bank (DAB), the French Internet agent will be provided with slightly more than 300,000 customers and pro forma revenues of EUR 200 M. DAB has a 22-percent share of the German market.

SEB is a financial group with a special focus on e-banking, savings and growth companies. SEB is one of the largest financial groups in the Nordic region, with SEK 918 bn in funds under management and total assets of SEK 1,099 bn (30 June 2000). Today, the Group has approximately 20,000 employees in some 20 countries, 630 offices in primarily Sweden, Germany and the Baltic countries and 620,000 e-banking customers in six countries. The SEB Group has a total of four million customers.

For further information, please contact:
Boo Ehlin, Press Manager, telephone: +46-8-763 85 77, or 70-763 85 77.
Lotta Treshow, Head of Investor Relations, telephone : +46 8 763 9559

File No. 82-3637.



Stockholm, 18 September 2000

PRESS RELEASE

Approvals received for SEB's Offer to shareholders in Ühispank

The Bank of Estonia and the Swedish Financial Supervisory Authority have given SEB the necessary approvals to acquire all the shares in Eesti Ühispank.

As announced on 8 September, the Estonian Competition Board has already issued the necessary certificate. All conditions referred to the Offer have now been met, and SEB therefore declares the Offer unconditional. The offer period started last Monday, 11 September, and will run until 20 October.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 918 billion in funds under management and total assets of SEK 1 100 billion (30 June, 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 620,000 e-banking customers in six countries. Within the year SEB will start online brokerage service in Germany and e-banking in England. Read more about SEB: www.seb.net

---

For further information, please contact:

Lotta Treschow, Head of Investor Relations SEB +46 8 763 95 59
Mats Kjaer, President Baltic Holding +46 40 6676101
Gunilla Åkerblom, Head of Communcation, SEB Baltic Holding +46 8 639 26 07

File No. 82-3637.



Stockholm, 18 September, 2000

PRESS RELEASE

Approvals for SEB's Offer to shareholders in Unibanka

The Securities Market Commission in Latvia has approved SEB's Offer for all the shares in Unibanka not already owned by the SEB Group. Also the Swedish Financial Supervisory Authority has given SEB consent to acquire all the shares in Unibanka. The Offer document will be distributed in Latvia when the offer period begins today, Monday, 18 September. The offer period will run until 27 October.

SEB already holds the necessary approval from the Bank of Latvia. The Offer is mandatory and therefore unconditional.

Depending on the level of acceptances received under the offer, SEB will consider taking steps to submit an application for de-listing of the shares of Unibanka from the Riga Stock Exchange.

SEB has also made a similar offer for the shares it does not own in Eesti Ühisbank in Estonia and has announced its intention to make a similar offer to the shareholders in Vilniaus Bankas in Lithuania. SEB's intention is to create a banking group that is the clear market leader in the Baltic States.

On 28 August, SEB announced its intention to make an offer for all the shares in Unibanka not already owned by the SEB Group, currently being 17,258,912 shares, representing 46,55 per cent of the total issued share capital of Unibanka. SEB is offering LVL 1.90 per share in Unibanka in cash. The price represents a premium of 44 per cent over the closing price on the Riga Stock Exchange on Friday, 25 August, the day before the intention to make the offer was announced. The Offer document will be distributed by the Riga Stock Exchange through banks and brokerage companies in Latvia.

For further information, please contact:

Lotta Treschow, Head of Investor Relations SEB +46 8 763 95 59
Mats Kjaer, President Baltic Holding +46 40 6676101
Gunilla Åkerblom, Head of Communication, SEB Baltic Holding +46 8 639 26 07



File No. 82-3637.

Oslo, Stockholm 26 September 2000

PRESS RELEASE

SEB starts e-bank in Norway

SEB now has e-bank operations, with a total of 670,000 customers, in seven countries

SEB's decision to give Norwegian customers the opportunity to connect themselves to an e-bank is in line with SEB's strategy to be the leading player within Internet-based financial services in Europe.

SEB has conducted e-bank operations in Sweden since 1996 and also has e-banks in Denmark, Germany, Estonia, Latvia and Lithuania. In total, SEB has 670,000 e-bank customers.

The e-bank in Norway is based on SEB's European e-bank model. SEB e-bank's range of private customer services combines banking services with share and fund trading and advisory services. During the fourth quarter SEB will start an e-broker service in Germany and has plans to start an e-bank in the UK during the current year. Both of these new establishments will be based on SEB's European model.

"By using a uniform e-bank model in Europe, we generate synergistic gains through the transfer of know-how, experience and services, all of which can be used throughout SEB e-banking's European organisation. This strengthens both the efficiency and the quality of our e-services," notes Lars H. Thunell, President and CEO of SEB.

"SEB views Norway as an attractive market. We believe that our investment-oriented e-bank solutions will provide financially active private customers with opportunities to gain improved control of, and better possibilities for, the creation of their long-term prosperity," concludes Lars H. Thunell.

The launch of e-banking operations in Norway will be implemented in several stages. A website already exists at: www.seb.no. Customers will be able to use the e-bank at the beginning of 2001.

Today, SEB is represented in Norway through SEB Enskilda Banken, SEB Finans, SEB Life, SEB Kort/Diners Club, Orkla Enskilda Securities and Möller Bilfinans, plus a branch office in Oslo.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 918 billion in funds under management and total assets of SEK 1 100 billion (30 June, 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 670,000 e-banking customers in seven countries. During the current year SEB will start online brokerage service in Germany and e-banking in England. Read more about SEB: www.seb.net

---

For further information, please contact:
Petter Berge, SEB e-banking Norway, +47 22 82 70 00, +47 906 718 27
Boo Ehlin, Press Manager, +46 8 763 85 77, +46 70 763 8577
Lotta Treschow, Head of Investor Relations, +46 8 763 9559

File No. 82-3637.



Stockholm, 2 October 2000

PRESS RELEASE

SEB's shareholding in Vilniaus Bankas exceeds 50 per cent

SEB, Skandinaviska Enskilda Banken AB (publ), has increased its shareholding in Vilniaus Bankas to 52.6 per cent of the total issued share capital. SEB's Offer to acquire all shares in Vilniaus Bankas will therefore be a mandatory unconditional offer.

SEB will now apply to the Lithuanian Securities Commission for registration of the Offer. The offer period will start on the fourth business day following the registration of the Offer. SEB is offering LTL 40 in cash per share in Vilniaus Bankas.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 918 billion in funds under management and total assets of SEK 1 100 billion (30 June, 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 670,000 e-banking customers in seven countries. During the current year SEB will start online brokerage service in Germany and e-banking in England. Read more about SEB: www.seb.net

---

For further information, please contact:

Mats Kjaer, President SEB Baltic Holding, +46 40 6676101
Gunilla Åkerblom, Head of Communication, SEB Baltic Holding, +46 8 639 26 07
Laurence Westerlund, Investor Relations, +46 8 763 86 27

File No. 82-3637.



Stockholm, 3 October 2000

PRESS RELEASE

SEB exceeds 75 per cent in Eesti Ühispank

Including acceptances under the Offer, SEB has increased its shareholding in Eesti Ühispank to over 75 per cent of the total share capital. SEB's Offer is unconditional and the offer period will run until 20 October.

With more than two weeks remaining of the offer period, SEB is satisfied with the level of acceptances to date, and is confident that a significant proportion of the remaining shareholders will accept the Offer during the remaining days of the offer period.

"With this level, we have already succeeded in our goal to increase SEB's shareholding in Ühispank substantially", says Lars Gustafsson, Chairman of the Board of SEB Baltic Holding.

SEB has advised shareholders that there is a risk that if the level of acceptances is high the market for any remaining shares outstanding could be very illiquid. Depending on the level of acceptances received under the offer, SEB will consider taking steps to submit an application for de-listing of the shares of Ühispank from the Tallinn, Helsinki, Munich and Frankfurt stock exchanges.

The prospectus is available at the Tallinn Stock Exchange's Internet website (www.tse.ee), at Ühispank's head office and through banks and brokers in Estonia.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 918 billion in funds under management and total assets of SEK 1 100 billion (30 June, 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 670,000 e-banking customers in seven countries. During the current year SEB will start online brokerage service in Germany and e-banking in England. Read more about SEB: www.seb.net

---

For further information, please contact:

Mats Kjaer, President SEB Baltic Holding, +46 40 667 61 01
Gunilla Åkerblom, Head of Communication, SEB Baltic Holding, +46 8 639 26 07
Laurence Westerlund, Investor Relations, +46 8 763 86 27

File No. 82-3637.



Stockholm, 11 October 2000

PRESS RELEASE

SEB and share investors start stock school on the Net

SEB focusing on knowledge transfers to help customers with investments

SEB and the Swedish Association of Share Investors are continuing their co-operation through a recently established e-securities school via the Internet. In the past, SEB and the association have conducted a summer securities course for young men and women. Their target group is now being expanded to include adults seeking knowledge to support their investment decisions.

The securities school is accessible at SEB's website. It provides knowledge and information on a full range of educational subjects, from how the stock market actually works, and how private persons can buy and sell securities, to instructions concerning tax considerations and which investment objects should be included in a securities portfolio.

SEB has approximately 1.5 million private customers in Sweden, a large percentage of which have investments in both mutual funds and shares. These investors will now be afforded an opportunity to learn more about investments by logging on to SEB's website whenever they wish, at any time of the day or night.

"Transfers of knowledge, whereby we provide customers with the knowledge and tools to make well-founded investment decisions, as well as various forms of support via the Net, are high-priority areas for SEB e-banking," says Lars Ekstedt, director of SEB e-banking in Sweden.

"Savings and investments in shares and other marketable securities involves both opportunities and risks. In a volatile stock market climate, it is particularly important to have a solid foundation based on market knowledge. The association of share investors, therefore, is increasing its focus on training and education, both traditional training in co-operation with educational associations, as well as new forms of training, such as web-based instructional courses," says Lars-Erik Forsgårdh, President of the Swedish Association of Share Investors.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 918 billion in funds under management and total assets of SEK 1 100 billion (30 June, 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 670,000 e-banking customers in seven countries. During the current year SEB will start online brokerage service in Germany and e-banking in England. Read more about SEB: www.seb.net

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For further information, please contact:
Boo Ehlin, Press Manager, +46 8 763 85 77, +46 70 763 8577
Christophe Génetay, Director of Education and training, Swedish Association of Share Investors, +46 8 506 515 24, +46 709-400 856

File No. 82-3637.



Stockholm, 11 October 2000

PRESS RELEASE

SEB exceeds 75 per cent in Eesti Ühispank

Including acceptances under the Offer, SEB has increased its shareholding in Eesti Ühispank to over 75 per cent of the total share capital. All conditions referred to in the Offer have already been met, and SEB's Offer is therefore unconditional. The offer period will run until 20 October.

With nine business days remaining of the offer period, SEB is satisfied with the level of acceptances to date, and is confident that a significant proportion of the remaining shareholders will accept the Offer during the remaining days of the offer period.

"With this level, we have already succeeded in our goal to increase SEB's shareholding in Ühispank substantially", says Lars Gustafsson, Chairman of the Board of SEB Baltic Holding.

SEB has advised shareholders that there is a risk that if the level of acceptances is high the market for any remaining shares outstanding could be illiquid. Depending on the level of acceptances received under the offer, SEB will consider taking steps to submit an application for de-listing of the shares of Ühispank from the Tallinn, Helsinki, Munich and Frankfurt stock exchanges.

The prospectus is available at Enskilda Securities, Eteläesplanadi 12, PL 599, FIN-00101 Helsinki.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 918 billion in funds under management and total assets of SEK 1 100 billion (30 June, 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 670,000 e-banking customers in seven countries. During the current year SEB will start online brokerage service in Germany and e-banking in England. Read more about SEB: www.seb.net

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For further information, please contact:

Mats Kjaer, President SEB Baltic Holding, +46 40 667 61 01
Gunilla Åkerblom, Head of Communication, SEB Baltic Holding, +46 8 639 26 07
Lotta Treschow, Investor Relations, +46 8 763 95 59

File No. 82-3637.



Stockholm, 11 October 2000

PRESS RELEASE

Unibanka Offer period extended for US technical reasons

The Offer period for SEB's Offer to shareholders of Unibanka, which started on 18 September and was originally running to 27 October, has been extended to 10 November to facilitate the distribution of the Offer document to US shareholders. The terms of the Offer have been amended so that the Closing Date of the Offer is 10 November 2000.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 918 billion in funds under management and total assets of SEK 1 100 billion (30 June, 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 670,000 e-banking customers in seven countries. During the current year SEB will start online brokerage service in Germany and e-banking in England. Read more about SEB: www.seb.net

---

For further information, please contact:

Mats Kjaer, President Baltic Holding +46 40 667 6101
Gunilla Åkerblom, Head of Communication, SEB Baltic Holding +46 8 639 2607
Lotta Treschow, Head of Investor Relations SEB +46 8 763 9559



File No. 82-3637.

Stockholm, 11 October, 2000

PRESS RELEASE

Unibanka Offer period extended for US technical reasons

The Offer period for SEB's Offer to shareholders of Unibanka, which started on 18 September and was originally running to 27 October, has been extended to 10 November to facilitate the distribution of the Offer document to US shareholders.

The terms of the Offer have been amended so that the Closing Date of the Offer is 10 November 2000.

Furthermore, the Appendix to the offer document dated 18 September 2000, setting out the terms and conditions of the Offer has been amended for technical reasons. This change involves the deletion of the text under the sub-heading entitled "Disclosure Requirements and Accounting Standards" and the insertion in its place of the following:

"The Offer is being made for securities of a Latvian company and, while the Offer is subject to Latvian and certain US disclosure requirements, US investors should be aware that this document has been prepared primarily in a format and style different from that commonly used in the United States in connection with cash tender offers.

There is less public information available about Latvian companies such as Unibanka than is regularly published by, or about, publicly traded companies in the United State or certain other countries."

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 918 billion in funds under management and total assets of SEK 1 100 billion (30 June, 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 670,000 e-banking customers in seven countries. During the current year SEB will start online brokerage service in Germany and e-banking in England. Read more about SEB: www.seb.net

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For further information, please contact:

Mats Kjaer, President Baltic Holding +46 40 667 6101
Gunilla Åkerblom, Head of Communication, SEB Baltic Holding +46 8 639 2607
Lotta Treschow, Head of Investor Relations SEB +46 8 763 9559

File No. 82-3637.



Stockholm, 13 October 2000

PRESS RELEASE

BSC approves SEB to acquire shares in Polish bank

The Polish Banking Supervision Commission, BSC, has approved Skandinaviska Enskilda Banken, SEB, to acquire shares in the Polish bank Bank Ochrony Środowiska, BOS. SEB has already approval from the Swedish Financial Supervisory Authority, to acquire up to 37 per cent of the shares in BOS, and from the Anti Trust & Consumer Protection Agency in Poland.

SEB currently owns 4.4 per cent of the shares in BOS. After the additional acquisitions, SEB will control above 30 per cent of the shares and votes in BOS. SA and potential presence in Poland is in line with SEB's strategy to grow in Europe and be represented around the whole region of the Baltic Sea.

BOS is a medium-sized bank with a market capitalisation of PLN 1.1 billion (approx. SEK 2.3 billion), active in both the corporate and private segments, with its head office in Warsaw. As of 31 December 1999, the bank had total assets of PLN 3.9 billion (approx. SEK 8.2 billion), 1,600 employees and 48 branches.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 918 billion in funds under management and total assets of SEK 1 100 billion (30 June, 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 680,000 e-banking customers in seven countries. During the current year SEB will start online brokerage service in Germany and e-banking in England. Read more about SEB: www.seb.net

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For further information, please contact:

Gunnar Lindberg, responsible for Poland, +46 8 763 94 13, +46 705 33 66 13
Boo Ehlin, Press Manager, +46 8 763 85 77, +46 70 763 85 77
Gunilla Åkerblom, Head of Information, SEB Baltic Holding, +46 8 639 26 07
Lotta Treschow, Head of Investor Relations, +46 8 763 9559



File No. 82-3637.

Stockholm, 23 October 2000

PRESS RELEASE

Invitation to Press Conference on 27 October in connection with SEB's presentation of the January–September, 2000 results

Location: SEB, Kungsträdgårdsgatan 8, in Stockholm
Time: Friday 27 October, at 11.00 a.m.

Lars H Thunell, President and CEO, and Anders Rydin, CFO, will be on hand to present and comment on the January-September results.

Lars Lundquist, Deputy President of BfG, will comment on BfG and Christian Poggemann, Head of SEB e-banking Germany, on brokerage SEB direct.

Refreshments and sandwiches will be served.

The interim report will be published on 27 October, in the morning, and will be available on www.seb.net. It is also possible to listen to a telephone conference on www.seb.net between 3 and 4 p.m.

Welcome

Boo Ehlin
Press Manager
+46 8 763 85 77
+46 70 763 85 77

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 918 billion in funds under management and total assets of SEK 1 100 billion (30 June 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 689,000 e-banking customers in seven countries. During the current year SEB will start online brokerage service in Germany and e-banking in England. Read more about SEB: www.seb.net



File No. 82-3637.

Stockholm, 24 October 2000

PRESS RELEASE

Eesti Ühispank part of the SEB Group

At the end of the offer period, SEB had reached 95.1 per cent of shares in Eesti Ühispank. It is thus clear that Ühispank will be a full member of the SEB Group.

The full inclusion of Eesti Ühispank into the SEB Group will give bank customers in Estonia access to the services of an international banking group. Ühispank can, through SEB, better support cross-border business in the Nordic countries, Germany and the rest of Europe.

"Ühispank will gain from SEB's long and deep experience in banking but Ühispank will also contribute with its competence to the Group, such as knowledge of the Baltic markets and Ühispank's strong experience of e-banking. This merger is another sign of the speedy development of Nordic-Baltic business relations and also of Estonia's ability to attract foreign investment", says Lars Thunell, President and SEB Group Chief Executive.

"I strongly believe that SEB's presence is of benefit to bank clients, small and large, as well as to Estonia's ambition to integrate its economy with the European", says Lars Thunell.

SEB intends to retain the management and local profile of Ühispank in order to utilise the bank's strong standing in a growing market with a lot of growth companies.

Settlement for shares tendered during the acceptance period is expected to take place on 27 October 2000. SEB intends to apply for a delisting of Ühispank shares from the Tallinn, Helsinki, Frankfurt and Munich stock exchanges.

SEB is a major shareholder in three Baltic banks; Esti Ühispank with 384,900 customers, 61,200 e-banks customers and 65 branch offices in Estonia, Latvijas Unibanka with 318,600 customers, 19,000 e-banks customers and 70 branch offices in Latvia and Vilniaus Bankas with 244,500 customers, 1,300 e-banks customers and 60 branch offices in Lithuania. SEB is a financial group focused on e-banking, savings and growth companies. The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 689,000 e-banking customers in seven countries. During the current year SEB will start online brokerage service in Germany and e-banking in England. Read more about SEB: www.seb.net

For further information, please contact
Mats Kjaer, President SEB Baltic Holding +46 40 667 6101
Gunilla Åkerblom, Head of Communication SEB Baltic Holding +468 639 2607, 4670 547 0735
Lotta Treschow, Head of Investor Relations SEB +46 8 763 9559



File No. 82-3637.



Stockholm, 24 October 2000

PRESS RELEASE

SEB intends to increase its offers for Latvijas Unibanka and Vilniaus Bankas

SEB intends to increase its offer for Latvijas Unibanka, Latvia, to LVL 2.05 per share and its offer for Vilniaus Bankas, Lithuania, to LTL 50 per share.

SEB has today applied to the Latvian Securities Market Commission for approval of the amendment of the terms of the offer.

SEB is in the process of applying to the Lithuanian Securities Commission for approval of the amendment of the terms of the offer.

SEB intends to increase its offer for all outstanding shares in Latvijas Unibanka from LVL 1.90 per share to LVL 2.05 per share. The offer period will be extended by one day and will remain open until 13 November. The increase applies to all shares tendered, including those already submitted for acceptance. Shareholders that have accepted the offer are not required to submit a repeated order and the new increased price will automatically apply to all shares submitted for acceptance.

SEB also intends to increase its offer for all outstanding shares in Vilniaus Bankas from LTL 40 per share to LTL 50 per share. The offer period remains open until 17 November. The increase applies to all shares tendered, including those already submitted for acceptance.

SEB is a major shareholder in three Baltic banks; Esti Ühispank with 384,900 customers, 61,200 e-banks customers and 65 branch offices in Estonia, Latvijas Unibanka with 318,600 customers, 19,000 e-banks customers and 70 branch offices in Latvia and Vilniaus Bankas with 244,500 customers, 1,300 e-banks customers and 60 branch offices in Lithuania. SEB is a financial group focused on e-banking, savings and growth companies. The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 689,000 e-banking customers in seven countries. During the current year SEB will start online brokerage service in Germany and e-banking in England. Read more about SEB: www.seb.net

---

For further information, please contact:

Mats Kjaer , President SEB Baltic Holding +46 40 66761 01
Gunilla Åkerblom, Head of Communication, SEB Baltic Holding +46 8 639 26 07
Lotta Treschow, Head of Investor Relations SEB +46 8 763 95 59

File No. 82-3637.



Stockholm, 25 October 2000

PRESS RELEASE

SEB starts online broker SEBdirect in Germany

SEB´s German subsidiary bank BfG starts during November 2000, an online broker – SEBdirect – www.sebdirect.de. The brokerage is in line with SEB´s strategy to grow on the Internet in Europe. Through SEBdirect the German customers will be able to trade in all securities listed at German stock exchanges where a total of 750,000 German and international shares, fixed interest securities, convertible bonds and warrants are on offer. The customers have also the opportunity to choose between 4,000 investments funds.

Since SEB acquired BfG Bank in Germany in January this year, the number of e-banking customers has almost doubled to 120, 000. The online broker SEBdirect is based on SEB´s pan European Internet model. It is expected that this will help BfG to well exceed the e-banking target of 130, 000 customers by the end of the year.

SEBdirect offers a modern and highly efficient online brokerage to clients who wish to take a personal charge of their investment decisions. Its target clients are discerning and enthusiastic private investors, who will get advice on their investment decisions by comprehensive information, research and analyses.

"We use professional tools, easy handling, speed and transparency to facilitate for our customers", said Christian Poggemann, managing director SEBdirect.

In the beginning of 2001 SEBdirect is planning to offer services on mobilephones.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 918 billion in funds under management and total assets of SEK 1 100 billion (30 June 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 689,000 e-banking customers in seven countries. During the current year SEB will start online brokerage service in Germany and e-banking in England. Read more about SEB: www.seb.net

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For further information, please contact:
Boo Ehlin, Press Manager SEB, +46 8 763 85 77, +46 70 763 85 77



File No. 82-3637.

Stockholm, 7 November 2000

PRESS RELEASE

New Organisation for international growth

As a result of the Group's international expansion SEB has decided to organise its activities with a focus on its main customer groups: private individuals and companies. The aim is to strengthen and further develop SEB's customer offerings in a more efficient manner. This results in an alignment of operations into five divisions, which in turn include a number of business areas.

The entire Swedish private customer operations, with 4,000 employees, is being combined into one division, **Personal Banking Sweden**, headed by *Mariana Burenstam Linder*. It comprises the private segment of Retail Distribution and Enskilda Banken as well as the Swedish e-banking operations and service to smaller companies.

The private banking and e-banking activities outside Sweden and Germany, with about 1,000 employees in Finland, Norway, Denmark, UK, Switzerland and Luxembourg, will be combined into a single division, **Personal Banking International**, headed by *Fleming Carlborg*. This division also includes SEB Kort (Card).

BfG, with 4,500 employees constitutes one division with *Lars Lundquist* as responsible.

Company activities are now being combined into one division, **Corporate & Institutions**, with 3,700 employees under the management of *Monica Caneman*. This division includes the business areas Merchant Banking, Mid-corporates (mid-size companies previously served by Retail Distribution), SEB Securities Services and Enskilda Securities.

The Invest & Funds and SEB Trygg Liv business areas form the **Investment Management & Life** division, with 1,100 employees headed by *Anders Mossberg*.

In addition to these five divisions, there are about 6,000 employees working in other business areas, including the Baltics, with banks in the three Baltic countries, the partly owned BOS Bank in Poland as well as the Group's IT companies.

"Our vision is to become leading in Europe in e-banking and savings. Accordingly, we are growing rapidly and plan to continue our expansion. Moreover, our e-banking activities have grown so fast and become such a central part of all our business activities that other channels must be more aligned and co-ordinated. The Group will now be organised according to customer needs rather than products. We also gain added strength in our Nordic businesses outside Sweden through co-ordinating the e-banking and private banking activities in these countries. Overall, this change provides for a more efficient use of resources and more distinct management control," says *Lars H Thunell*, President and CEO of SEB.

Mariana Burenstam Linder, Fleming Carlborg and Annika Bolin, who is head of SEB Merchant Banking, become new members of SEB's Group Executive Committee. Other members are Lars H Thunell, President and CEO, Monica Caneman, Deputy CEO, Ann-Charlotte Dahlström, Group Head of Human Resources, Lars Gustafsson, CIO, Johan H Larson, Head of e-banking development, Lars Lundquist, responsible for BfG, Anders Mossberg, Head of Investment Management & Life and Anders Rydin, CFO.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 942 billion in funds under management and total assets of SEK 1 108 billion (30 September 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and over 700,000 e-banking customers in seven countries. During the current year SEB will start online brokerage service in Germany and e-banking in England. Read more about SEB: www.seb.net

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For more information, please call:
Gunilla Wikman, Head of Group Communications, tel +46 8 763 8125 or +46 70 763 8125
Lotta Treschow, Head of Investor Relations, tel +46 8 763 9559 or +46 70 763 95 59

Press Release No 131

File No. 82-3637.



Stockholm, 13 November 2000

PRESS RELEASE

New Head of SEB Invest & Funds

Kaj-Gustaf Bergh has been appointed Head of SEB Invest & Funds. He was previously Head of Sales within SEB Invest & Funds, and before that Head of Nordic Units and Staff at SEB Asset Management. Kaj-Gustaf Bergh was CEO of Ane Gyllenberg in Finland during the period of 1987 to 1997.

Kaj-Gustaf Bergh will succeed William af Sandeberg, who will remain at disposal during a transitional period.

SEB Invest & Funds has approximately 500 staff members and manages over SEK 600 billion, of which a third represents mutual funds.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 942 billion in funds under management and total assets of SEK 1 108 billion (30 September 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 700,000 e-banking customers in seven countries. During the current year SEB will start online brokerage service in Germany and e-banking in England. Read more about SEB: www.seb.net

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For further information, please contact:

Kaj-Gustaf Bergh, Head of Invest & Funds, +46 8 763 5468, +358 405 247 730
Anna Selberg, Information Manager, Asset Management & Life, +46 8 785 11 46, +46 70 763 81 54
Lotta Treschow, Head of Investor Relations, +46 8 763 9559

File No. 82-3637.



Stockholm, 14 November 2000

PRESS RELEASE

Latvijas Unibanka part of the SEB Group

At the end of the offer period, preliminary results show that SEB has obtained 98,2 per cent of shares in Latvijas Unibanka. It is thus clear that Unibanka will be a full member of the SEB Group.

The full inclusion of Latvijas Unibanka into the SEB Group will give bank customers in Latvia access to the services of an international banking group. Unibanka can, through SEB, better support cross-border business in the Baltic and Nordic countries, Germany and the rest of Europe.

"I strongly believe that SEB's presence is of benefit to bank clients, small and large. Unibanka will gain from SEB's long and deep experience in banking but will also contribute with its competence to the Group, such as knowledge of the Baltic markets. ", says Lars Thunell, President and SEB Group Chief Executive.

SEB intends to retain the management and local profile of Unibanka in order to utilise the bank's strong standing in a growing market with a lot of growth companies.

The final result will be ready on Thursday, 16 November. Settlement for shares tendered during the acceptance period is scheduled to take place on 16 November 2000.

SEB is a major shareholder in three Baltic banks; Esti Ühispank with 384,900 customers, 61,200 e-bank customers and 65 branch offices in Estonia, Latvijas Unibanka with 318,600 customers, 19,000 e-bank customers and 70 branch offices in Latvia and Vilniaus Bankas with 244,500 customers, 1,300 e-bank customers and 60 branch offices in Lithuania. SEB is a financial group focused on e-banking, savings and growth companies. The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 700,000 e-banking customers in seven countries. During the current year SEB will start online brokerage service in Germany and e-banking in England. Read more about SEB: www.seb.net

---

For further information, please contact

Mats Kjaer, President SEB Baltic Holding +46 40 667 6101
Gunilla Åkerblom, Head of Communication SEB Baltic Holding +468 639 2607, 4670 547 0735
Lotta Treschow, Head of Investor Relations SEB +46 8 763 9559

File No. 82-3637.



Stockholm, 17 November 2000

PRESS RELEASE

SEB reached 97.9 per cent in Vilnius Bankas

Upon the implementation of the offer SEB will own 97.9 per cent of shares in Vilniaus Bankas.

The full inclusion of Vilniaus Bankas into the SEB Group will give bank customers in Lithuania access to the services of an international banking group. Vilniaus Bankas can, through SEB, better support cross-border business in the Nordic countries, Germany and the rest of Europe.

SEB intends to retain the management and local profile of Vilniaus Bankas in order to utilise the bank's strong standing in a growing market.

Settlement for shares tendered during the acceptance period is scheduled to take place on 22 November 2000. At the same day the final result of the implementation of the offer will be ready.

SEB is a major shareholder in three Baltic banks; Esti Ühispank with 384,900 customers, 66,000 e-bank customers and 65 branch offices in Estonia, Latvijas Unibanka with 318,600 customers, 20,000 e-bank customers and 70 branch offices in Latvia and Vilniaus Bankas with 244,500 customers, 2,000 e-bank customers and 60 branch offices in Lithuania. SEB is a financial group focused on e-banking, savings and growth companies. The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 700.000 e-banking customers in seven countries. During the current year SEB will start e-banking in England. Read more about SEB: www.seb.net

---

For further information, please contact

Mats Kjaer, President SEB Baltic Holding +46 40 667 6101
Gunilla Åkerblom, Head of Communication SEB Baltic Holding +468 639 2607, 4670 547 0735
Lotta Treschow, Head of Investor Relations SEB +46 8 763 9559

Press Release No 140



File No. 82-3637.

Stockholm 28 November 200^

PRESS RELEASE

02 JUL -8 AM 10:30

SEB launches e-banki

Broadest service on the market, with stock trading, payments and analyses

Now SEB's customers can conduct share transactions and other bank services via mobile Internet wherever they are. This is the broadest range of services available on the market that are accessible over a mobile telephone. SEB has co-operated with Ericsson to develop interactive services that initially are tailormade for the Ericsson R380 telephone allowing a superior userexperience.

It will now be much easier to conduct such banking transactions as buying and selling shares, paying bills, transferring funds between accounts as well as transferring funds to another bank's account. In addition, the customer has access to information about stock market prices, news and historical analyses of shares, which makes buying or selling decisions easier. All of this is available by just turning on a mobile telephone. Security is as high as SEB's Internet banking by computer.

"It is no longer necessary to sit down in front of a computer terminal to conduct banking transactions. Instead, customers can be sitting on a bus, on a train or waiting for a flight and make their investments or carry out other bank services," says Mona Hagelberg, SEB e-banking, Private Market.

SEB's customers will be provided the opportunity to purchase 5,000 Ericsson R380 telephones equipped with WTLS (Wireless Transport Layer Security), which will be distributed nation-wide through the GEAB The Phone House retail chain.

Initially, customers in Sweden will have access to mobile e-banking, but the service will be launched successively in Europe in those countries in which SEB has or is planning to start Internet banks.

SEB currently has about 500,000 Internet banking customers in Sweden. More than 50 per cent of all payments made through SEB are made electronically via Internet. An average of 10,000 customers is added monthly. During the past year, the number of female customers has risen 30 per cent. In October, more women than men became new customers. About 100,000 customers use their security accounts for share transactions via the Internet bank. Some 60 per cent of customers are men – 40 per cent are women.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 942 billion in funds under management and total assets of SEK 1 108 billion (30 September 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 700,000 e-banking customers in seven countries. SEB has recently started an online brokerage service, SEBdirect, in Germany and during the current year SEB will start e-banking in England. Read more about SEB: www.seb.net

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For further information, please contact:
Mona Hagelberg, SEB e-banking, Private Market Sweden, +46 8 692 76 14, +46 70 317 07 60.
Boo Ehlin, Press Manager SEB, +46 8 763 85 77, +46 70 763 85 77.

File No. 82-3637.



Stockholm, 27 October 2000

Interim Report January-September 2000

STRONG EARNINGS TREND CONTINUED

- Total result* increased by 77 per cent to SEK 8,620 M (SEK 4,862 M)
- Return on equity was 19.4 per cent (14.7 per cent)
- Earnings per share* improved by 57 per cent to SEK 8.51 (SEK 5.41)
- Operating result increased by 92 per cent to SEK 7,298 M (SEK 3,795 M)
- Net commission income rose by 80 per cent to SEK 10,339 M (SEK 5,755 M)
- Assets under management amounted to SEK 942 billion (SEK 608 billion)
- Assets under custody were SEK 2,367 billion (SEK 1,762 billion).

ON THE ROAD TO EUROPE

During the third quarter a number of steps has been taken to make SEB a European player:
Intensified efforts are made to build a strong brand in Europe; e.g. BfG is to be renamed SEB.
SEB´s acquisition of shares in the Polish bank BOS was approved by the authorities.
SEB made cash offers for all outstanding shares of Eesti Ühispank in Estonia, Latvijas Unibanka in Latvia and Vilniaus Bankas in Lithuania.

FOCUSED EUROPEAN PRIVATE STRATEGY

SEB mainly focuses on a target group consisting of financially capable and financially active people. This target group comprises 17 per cent of all Europeans. SEB´s pan-European e-banking structure is easily escalated and costs for new releases are only half of the expenses for the first launch. Operational costs are low due to co-operation with third parties.

FOCUSED CORPORATE STRATEGY

SEB has decided to concentrate on growth- and/or international companies and financial institutions, based on its Nordic market leadership. The product needs of these customers are investment bank services in a wide sense and transaction services, to a high extent supported by e-solutions. The risks have been reduced in all areas, while there are clear growth opportunities in several investment bank-related areas. These growing areas, such as the European debt capital market and equity capital markets, are more advice- and less credit-oriented.

E-BANKING AND E-BROKERAGE – KEY ISSUES TO OUR PRIVATE CUSTOMERS

SEB's target customers are investment intensive and have little time. Therefore, the strategy is to integrate e-banking and e-brokerage in each country. In Germany there has been a strong growth of e-banking customers as a result of the migration strategy. To acquire new customers the launch of SEBdirect, an e-brokerage service, was announced a few days ago. This launch is the first step in the re-branding of BfG to SEB, a process to be started in the first quarter of 2001. The cost is calculated to a total of EUR 100 M over two years, including normal marketing costs. With the launch of Vilniaus Bankas Internet service in Lithuania in September, all the three Baltic banks are on the net, with Estonia's Ühisbank in the forefront with 60,500 customers. The total number of e-banking customers in SEB is approximately 690,000. In the last quarter of 2000, a mobile Internet service will be launched.

---

* The Group´s total result comprises operating results, change in surplus value in life insurance operations and compensation from pension funds.

RESTRUCTURING MEASURES CONTINUES TO YIELD RESULTS

Most of the planned efficiency measures have been implemented and are starting to yield results. The restructuring of BfG is ahead of plan. In Sweden, restructuring and efficiency measures continue to yield results within Retail Distribution. Within Merchant Banking, overall lower cost levels have been achieved through a number of efficiency programmes in the international network and in mature business segments.

"I am happy to see that all parts of the Group have contributed to the good income development. Nordic Banking, and especially Merchant Banking, showed very strong results. We have a very positive development in the Nordic region outside Sweden with total results of approximately 800 million kronor", says President and Group Chief Executive Lars H Thunell. "Our restructuring and efficiency measures are showing results, and our costs are under control, despite major investments in e-banking and continued intense activities in all areas. This is a good basis for continued European expansion in our core areas."

THE SEB GROUP

Total income rose by 73 per cent, to SEK 24,967 M. For comparable entities the increase was 28 per cent, mainly due to a strong rise in commission income.

Capital gains and other one-off items in the first nine months of the year totalled SEK 1,597 M (SEK 841 M), i.e. unchanged from the second quarter. The largest one-off items are SEK 500 M from the sale of Svensk Exportkredit, SEK 420 M from the sale of the Bank´s head office and SEK 373 M from the transaction with Orkla Finans. The capital gain of SEK 300 M from the divestment of the so-called post write-off debt collection to Hoist Kredit AB will be booked in the fourth quarter.

On 30 September 2000, a change of one percentage point in the Group's combined positions in SEK and other currencies means that the market value of the Group's interest-sensitive positions would increase/decrease by SEK 1.4 billion (SEK 0.8 billion in the first nine months of 1999).

The total assets of SEB´s pension funds amounted to SEK 25.3 billion at the end of September (compared to SEK 25,2 billion at year-end), while the pension commitments totalled SEK 7.9 billion (SEK 7,1 billion). Thus, the surplus value was SEK 17.4 billion (SEK 18.1 billion).

Total costs rose by 52 per cent, to SEK 15,813 M. For comparable entities the increase was 6 per cent.

On 30 September 2000, SEK 1,919 M - including SEK 220 M in the current year - of the restructuring reserve of SEK 2,255 M established in the accounts for 1997, had been utilised.

The acquisition of BfG in January 2000 has resulted in a difference between purchase price and equity of SEK 3.4 billion to be accounted for in the closing of the books in the year of 2000. The restructuring costs for BfG will be fully covered, to some extent by restructuring reserves established by BfG in 1999 and for the remainder from a part of the above mentioned difference. The results of SEB will thus not be affected by the restructuring costs.

The Group's lending losses, including changes in the value of assets taken over and write-downs, amounted to SEK 778 M, net, of which SEK 587 M pertained to BfG. The level of lending losses was 0.15 per cent.

CREDIT EXPOSURE OF THE SEB GROUP

By tradition, a great part of SEB´s credit exposure is related to companies in the Nordic market. Since the Nordic corporate market is strongly linked to the telecommunications industry and also to some extent to companies within the IT sector, SEB has chosen to present its credit exposure on these particular industries. Telecommunications are here defined as telephone operators and manufacturers of tele-products, including their respective subcontractors.

The exposure of the Group on companies within the telecommunications industry is approximately 1.5 per cent, or SEK 15 billion of its total credit exposure. Most of it is related to well-established Nordic companies of excellent credit quality. In addition, SEB takes part in a number of Nordic-related project financing arrangements for major operators, mostly within OECD countries.

The IT sector represents a very small part of the portfolio, SEK 3.5 billion, which means less than 0.5 per cent. The exposure is spread on a large number of companies and newly-established companies represent a very small part.

On 30 September 2000, SEB´s exposure in emerging markets amounted to SEK 11,314 M, net, after provision for possible lending losses, a decrease of SEK 3.4 billion or 22.8 per cent from the second quarter. The significant change is mostly due to an adaptation of BfG´s accounting principles. Substantial reductions of the exposure also concern Russia and Hong Kong. (For details see appendix 3.)

Doubtful claims, net, increased because of BfG to SEK 6,946 M (SEK 3,038 M), while the volume of pledges taken over declined to SEK 195 M (SEK 720 M).

GROWTH IN THE NORDIC REGION

SEB´s investments in the Nordic Region over the last years are now contributing a substantial part of the total earnings of the Group. For the first nine months of 2000 the entities in the Nordic countries outside Sweden – with more than 1,000 employees - showed a combined result of approximately SEK 800 M.

SALE OF SELF TRADE

In September, the French Internet agent Self Trade and Direkt Anlage Bank in Germany decided to merge. SEB, as the largest owner in Self Trade with 20.4 percent of the share capital, has decided to swap its shares in exchange for about 3.6 per cent of the shares in Direkt Anlage Bank. These holdings are subject to special conditions within a time-limited lock-in clause.

The book value of SEB´s holdings in Self Trade is approximately SEK 210 M. The current value of the shares received in Direkt Anlage Bank amounts to almost SEK 1 billion. This means that SEB today has an unrealised surplus value of approximately SEK 800 M, which is not accounted for.

GREEN LIGHT FOR BOS

The relevant Polish and Swedish authorities have approved that SEB acquires up to 37 per cent of the shares in the Polish bank Bank Ochrony Srodowiska, BOS.

SEB currently owns 4.4 per cent of the shares in BOS. After the additional acquisitions, SEB will control approximately 32 per cent of the shares and votes in BOS. A presence in Poland is in line with SEB's strategy to grow in Europe through representation in the whole Baltic Sea region.

BOS is a medium-sized bank, active in both the corporate and private segments, with its head office in Warsaw. The bank has a market capitalisation of approximately SEK 2 billion, total assets of SEK 9,6 billion (as per 30 June 2000), 1,700 employees, 700 sales agents and 55 branch offices.

CAPITAL ADEQUACY

As of 30 September 2000, the capital base of the financial group of undertakings (which does not include insurance companies) amounted to SEK 55.1 billion (SEK 46.5 billion at December 31, 1999). Core capital was SEK 36.9 billion (SEK 34.4 billion), of which SEK 1.7 billion constituted so-called core capital contribution. At the same time, risk-weighted assets amounted to SEK 502 billion (SEK 318 billion at December 31, 1999). The capital ratio was thus 10.97 per cent (14.62 per cent as per December 31, 1999) and the core capital ratio 7.36 per cent (10.80 per cent).

In the first quarter of 2000 – after including BfG – risk-weighted assets rose to SEK 510 billion. Since then, the reduction in risk-weighted assets amounts to SEK 8 billion, mainly related to capital efficiency measures in Nordic Banking and BfG.

EVENTS AFTER THE REPORTING PERIOD

At the end of October, Standard & Poor´s revised its outlook for SEB from negative to stable. The revision was explained by SEB´s strong earnings growth in its core markets, the anticipation of stable earnings in the short and medium term and the continued restructuring of SEB´s German operations.

In October, SEB sold a property in Paris with a capital gain of SEK 85 M, which will be included in the result for the fourth quarter of 2000.

Stockholm, 27 October, 2000
Lars H Thunell
President and Group Chief Executive

The report for the full year 2000 will be published on 20 February, 2001. SEB Group interim reports are available on the Internet (www.seb.se; www.seb.net).

Additional information is available from:
Gunilla Wikman, Head of Group Communications, +46 8 763 81 25
Lotta Treschow, Head of Investor Relations, +46 8 763 95 59

RESULT BY MAIN GROUP

NORDIC BANKING– EFFICIENCY PAYS OFF

All three business areas within Nordic Banking (Retail Distribution, Merchant Banking and SEB Securities Services) showed extremely good results. The total result increased by 44 per cent, to SEK 4,496 M.

Net interest earnings rose by 1 per cent, to SEK 5,411 M, mainly due to increased volumes and margins within both deposits and mortgage lending. Thanks to high activities during the year, total commissions rose by 37 per cent, to SEK 2,842 M.

The number of employees decreased as a result of improved efficiency and restructuring measures. Fewer employees in combination with increased cost control had a positive effect on the income/cost ratio, which improved from 1.55 to 1.88. IT costs and bonus payments rose due to higher transaction volumes and good result. The objective of keeping the costs at the same level as in 1999 is still valid.

SEB´s market share of total household deposits in Sweden increased to 14.1 per cent (13.7 per cent), while the share of corporate deposits rose to 27.1 per cent (25.8 per cent). The Group´s share of lending decreased both with respect to households, 10.0 per cent (10.8 per cent) and companies, 20.4 per cent (22.5 per cent).

RETAIL DISTRIBUTION - EFFICIENT ADAPTATION TO E-BANKING DEMANDS

The total result of Retail Distribution increased by 69 per cent, to SEK 1,954 M. Contributing factors to income growth were the positive development of both net interest earnings (+17 per cent) and commissions (+45 per cent). Noteworthy is a strong customer activity even in summer. The number of settled deals was decidedly higher than last summer – although not as high as during the first months of 2000.

As a result of continued efficiency measures, total costs have remained almost unchanged, SEK 3,001 M, in spite of the strong increase in business volumes.

Both in terms of numbers and importance, growth companies represent an increasing customer segment of SEB. These companies have similar needs for financial advice and services – irrespective of industry – although their demands are different from those of the rest of SEB´s corporate customers. During autumn, SEB has opened three new dedicated "growth centres" in Stockholm (at Kista), Göteborg and Lund.

So far this year, the number of new e-banking customers within Retail Distribution amounts to 100,000. In the third quarter, the payment transactions via Internet accounted for 54 per cent of all payments.

Earlier this year, it was decided that 50 branch offices should be closed as a consequence of the growing use of e-banking services. All of these branch offices are now closed, a process that has largely gone according to plan.

MERCHANT BANKING – BEST THIRD QUARTER TO DATE

The stable growth in customer-related income continued: SEK 3,591 M compared with SEK 3,167 M for the corresponding period in 1999. The third quarter 2000 was the strongest third quarter since Merchant Banking was formed. Total income for January-September rose by 16 per cent, to SEK 4,219 M, although the figures for the corresponding period last year included substantial income in connection with the introduction of the euro. Total result improved by 23 per cent, to SEK 2,043 M, despite last year's recoveries of SEK 308 M due to write-backs of primarily Russian provisions. Excluding recoveries/lending losses, the underlying total result increased by 49 per cent.

The increase in customer-related income was due to successful efforts in a number of growth areas. One area is the European debt capital market, where Merchant Banking is ranked as the third largest Eurobank for Nordic Clients (Euromoney database), well ahead of the Nordic competitors. Other areas of great achievement are structured finance and growing customer segments like financial institutions. Securities Finance was ranked as the number three Prime Broker, i.e. cash lending and stock lending, in Europe in a survey by EuroHedge. Merchant Banking is the dominant player on the trading and debt capital market in the Nordic region, as illustrated by the following rankings: No.1 Swedish FX bank in terms of market shares as well as quality (Greenwich Associates' market survey, 2000); No.1 Nordic government bond trading bank (Euromoney, May 2000); No.1 Nordic bank in the Swedish credit markets (Prospera's market survey, September 2000.)

The development of Internet-based customer services has top priority. During the third quarter, Securities Lending was launched within Trading Station, ranked as the world's second best Internet solution for FX dealing in Euromoney's annual survey. New, superior Internet-based services will soon be offered to our customers, such as Prime Brokerage, new Fixed Income functionality, new FX and Futures functionality and enhanced cash-management services, e.g. a global Balance Reporting function. September was a record month for the FX module in Trading Station. In Stockholm, 50 per cent of all customer deals were executed in Trading Station and more than USD 1 billion was turned over globally.

SEB Företagsinvest, the venture capital arm of Merchant Banking with SEK 360 M invested in 24 companies, has made a number of profitable exits during the year. The portfolio continued to develop well and the deal flow is strong.

Costs decreased by 3 per cent, to SEK 2,194 M, mainly following a number of ongoing efficiency programmes in the international network, which have been made possible through new Internet technology and joint venture agreements with international banks. Efficiency measures in mature as well as non-core business segments and industries have also contributed to the improvement. All programmes are on track and will be fully implemented by year-end.

Allocated capital has been reduced by 8 per cent, due to the closure of the Proprietary Trading unit, decreased exposure in emerging markets, reduced corporate loan portfolio and lower market risks. Merchant Banking's daily average Value-at-Risk was down 50 per cent, to SEK 46 M, compared with SEK 92 M in 1999.

SEB SECURITIES SERVICES - TOP RATED CUSTODIAN

The result for SEB´s custody service unit increased by 60 per cent, to SEK 510 M as a consequence of rising volumes in combination with an unchanged cost level.

Assets under custody rose by 34 per cent, to SEK 2,367 billion and the number of transactions increased by 70 per cent, to 2,539,000.

The market shares of the various segments remained stable, ranging between 30 and 75 per cent. The market share of the number of transactions in the cross-border inbound segment in Sweden was 90 per cent.

SEB Securities Services was top rated in Sweden by the Global Custodian Magazine. Client scores were up significantly, compared with 1999. GSCS Benchmarks magazine also rated SEB as the No. 1 provider in the Swedish market.

ASSET MANAGEMENT & LIFE – PROFITABLE GROWTH

The total result of Asset management & Life – i.e. SEB Invest & Funds, Private Banking and SEB Trygg Liv - rose by 61 per cent, to SEK 2,065 M.

Income, including changes in surplus value in life insurance operations, increased by 37 per cent to SEK 4,662 M, mainly following the growth in stock markets during the first months of the year and strong sales of new life insurance policies.

Costs increased by 22 per cent, to SEK 2,587 M, mainly due to the expansion in the Nordic Region, increased staff costs and costs related to enhanced sales. The average number of employees was 2,044, an increase of 17 per cent compared with the first nine months of 1999.

The income/cost ratio improved to 1.80 (1.61).

On 30 September 2000, SEB´s total assets under management amounted to SEK 942 billion, of which SEK 830 billion (SEK 608 billion) in Asset Management & Life. Of this, portfolio management accounted for SEK 362 billion (SEK 233 billion), traditional life insurance for SEK 248 billion (SEK 221 billion), mutual funds for SEK 153 billion (SEK 110 billion), and unit-linked insurance for SEK 67 billion (SEK 44 billion). Assets under management have increased by 18 per cent since year-end 1999. SEK 112 billion are managed by BfG.

During the summer it was decided that SEB will begin to sell so called third party funds from a number of external fund managers.

SEB INVEST & FUNDS AND PRIVATE BANKING – NEW CUSTOMERS COMING IN

The combined result of SEB Invest & Funds and Private Banking (Asset Management) rose by 87 per cent, to SEK 1,399 M.

The improvement was primarily attributable to the upturn in the stock market in the first months of the year and the strong increase in the result of the Finnish subsidiary Ane Gyllenberg. The new entities in Norway and Denmark also contributed to the increase. Private Banking, which consists of SEB Enskilda Banken and International Private Banking, attracted approximately 3,600 new customers in the first nine months of the year.

Total income increased by 49 per cent, to SEK 2,950 M. Costs rose by a total of 25 per cent to SEK 1,548 M, due to rising transaction costs, higher volumes, new ventures in Denmark and increased result-related payments.

SEB's share of new sales of mutual funds in Sweden was 13.6 per cent (13.3 per cent). The Group´s market share of new sales in Norway was 6.5 per cent. SEB Private Bank in Geneva was opened during the summer, in line with SEB´s objective to grow in the asset management field in Europe. SEB has also international private banks in London and Luxembourg.

SEB TRYGG LIV – STRONG NEW SALES

SEB Trygg Liv reported a 46 per cent growth in sales during the period. The market for single-premium endowment assurance as well as for unit-linked insurance remained strong. Sales increased by 46 per cent to SEK 9,429 M (6,437 M) and premium income (premiums paid) rose by 31 per cent, to SEK 13,668 M (10,424 M). The total result, which includes the change in surplus values, increased by 24 per cent, to SEK 666 M (539 M). In total, assets under management increased by 21 per cent, to SEK 253 billion (209 billion) over the last twelve months. Unit-linked insurance was up 52 per cent. (See further appendix 1.)

BFG – ALMOST DOUBLED NUMBER OF E-BANKING CUSTOMERS

The subsidiary BfG Bank in Germany, which will change name to SEB early next year, reported a total result of SEK 753 M, including SEK 119 M in one-off items in the first quarter. (For a comparison with January-September 1999 in euro see appendix 2)

The German insurance and savings market will fundamentally change in the next few years. From 2001 the German government will support private pension schemes. As a result almost every employed German will invest between 0,5 per cent (2001) and 4 per cent (2008) of his/her income in new products. Both distribution and services will undergo changes and a general conclusion is that banks will gain significant market shares. For SEB in Germany this will be a business area of significant importance in the future.

BfG continued its strong focus on e-banking and asset management. Since SEB acquired BfG in January 2000, the number of e-banking customers has almost doubled, to 120,000. In October BfG launched its new brokerage channel SEBdirect, www.sebdirekt.de, based on SEB's pan-European Internet model. It is expected that this will help BfG to well exceed the e-banking target of 130,000 customers by year-end.

The strong net inflow in BfG Invest funds continued during the third quarter totalling EUR 428 M (SEK 3.6 billion). Institutional funds had a net outflow of EUR 930 M (SEK 7.8 billion), due to a payback related to the former ownership of BfG, in the third quarter. BfG Immoinvest had net inflows of EUR 54 M (SEK 450 M).

In total, the BfG Group had approximately the equivalent of SEK 112 billion in assets under management on 30 September 2000.

During 2000, BfG has divested three subsidiaries involved in leasing, real-estate and management consulting and started the closure of its subsidiary bank Deutsche Handelsbank in Berlin.

The restructuring programme was negotiated with the Workers Council during the second and third quarter, and execution is now well under way. The programme aims at increasing BfG's focus on e-banking, investment advice and asset management and at lowering costs, mainly through staff reduction. The total staff cut comprises 800 employees, including 240 in connection with sales and closures of subsidiaries. At present, 240 termination contracts have already been signed and 107 employees have left BfG as a result of sales of subsidiaries.

Since year-end 1999, the number of employees has been reduced by 300. Simultaneously, risk-weighted assets have been reduced by EUR 2,600 M (SEK 19 billion) to EUR 20,758 M. Risk-weighted assets will continue to be reduced.

The annual cost reduction target has been set at EUR 100 M (SEK 840 M) compared with the earlier target of EUR 80-100 M. The objective of a 15 per cent return is expected to be achieved in 2004, one year ahead of plan. Half of the improvement will come from cost cutting, half from new income from affluent customers, e-banking and asset management.

OTHER ACTIVITIES

This group includes Enskilda Securites, SEB Kort and the Baltic business area. The latter comprises two consolidated banks, Eesti Ühispank and Latvijas Unibanka, and one associated bank, Vilniaus Bankas (41 per cent as of 30 September).

ENSKILDA SECURITIES – STRENGTHENED POSITION IN THE NORDIC REGION

The stock market turnover continued to be on a high level during the third quarter. The turnover on the OM Stockholm Exchange rose by 93 per cent during the first nine months compared with the corresponding period last year. The number of Initial Public Offerings (IPO's) was lower than during the two first quarters this year.

Enskilda Securities has continued to strengthen its position in the Nordic stock markets during 2000 and is now the largest player on the stock exchanges in Stockholm and Oslo. At the same time the company has gained market shares on the exchanges in Helsinki and Copenhagen. Enskilda Securities' equity trading turnover was the highest ever in the third quarter and increased by 123 per cent compared with the corresponding period in 1999.

Enskilda Securities' total income was SEK 2,802 M, an increase of 86 per cent (55 per cent excluding Orkla Enskilda Securities). During the third quarter it was especially secondary commission from the equity trading and fees from mergers & acquisitions that were strong. In line with the overall market trend, half of the secondary commission came from trading in IT and telecom shares. This is double last year's commission from these sectors.

Total costs amounted to SEK 1,860 M, an increase of 66 per cent including Orkla Enskilda Securities (35 per cent if this acquisition is excluded). Apart from the acquisitions, the cost

increase is an effect of an increased provision for bonus payments to employees due to the favourable trend in results, new recruitment and high volume growth. The underlying cost increase was 10 per cent.

The operating result for the first three quarters was SEK 955 M, or 147 per cent up on last year. Excluding Orkla Enskilda Securities the result has improved by 116 per cent.

SEB KORT - INCREASED USAGE OF CARDS

The total result rose by 16 per cent, to SEK 325 M, following a combination of higher income and somewhat lower costs. Operating income increased by 5 per cent, to SEK 998 M, mainly due to the favourable economic climate and increased usage of cards as means of payment. Operating costs were SEK 624 M, down 1 per cent from last year, in which SEB Kort made heavy investments in building and completing the first module of a new card ledger.

Credit losses were 29 per cent higher than last year, in part due to increased fraud.

The acquiring business within SEB Kort in Sweden (Euroline) launched a new service called Multicurrency. With this new service, hotels, shops etc can charge their customers in different currencies and also be reimbursed for card transactions in the currency they prefer. Earlier, all transactions were in SEK.

SEB Kort in Norway acquired a licence to issue VISA debit cards. A Basic VISA debit card will be issued through SEB e-bank in Norway (www.seb.no). The target is to acquire 50,000-100,000 customers within five years. Later on, also Master Card and Diners Club products will be offered through www.seb.no.

Of all Master Card cards issued in Denmark so far this year, 32 per cent emanated from SEB Kort. In view of the fact that SEB Kort does not have a large branch network like other Danish issuers this market share is remarkable. The growth in number of cards, now exceeding 40,000, is mainly due to the new co-brand with Statoil and Globe Card.

THE BALTIC REGION – TOWARDS TOTAL CONSOLIDATION

The result for the first nine months amounted to SEK 183 M – with Eesti Ühispank and Latvijas Unibanka fully consolidated and a 41 per cent holding in Vilniaus Bankas on 30 September 2000. During the comparable period last year, the three part owned banks in the Baltic Region contributed SEK 93 M.

In the third quarter SEB made offers to acquire all the outstanding shares at a price of EEK 38 per share in Eesti Ühispank, LVL 1.90 per share in Latvijas Unibanka and LTL 40 per share in Vilniaus Bankas.

After the offering period SEB´s holding in Eesti Ühispank is 95 per cent. The offering periods in Latvijas Unibanka and Vilniaus Bankas are running until 13 and 17 November, respectively. SEB´s holding in these banks exceeded 50 per cent when the offering period started. SEB has increased its offer for Latvijas Unibanka to LVL 2.05 per share and its offer to Vilniaus Bankas to LTL 50 per share.

All three Baltic banks have aggressive electronic banking strategies. Eesti Ühispank reported a steady growth of Internet customers, now numbering 60,500. Latvijas Unibanka´s Internet service, launched in January 2000, has now more than 19,000 users. In Vilniaus Bankas, where Internet banking was introduced in September, the 3,000 customer target by year-end has already proved too low.

The Baltic banks continued to show substantial volume growth in lending and deposits.

SEB E-BANKING – ROLLING OUT IN EUROPE

At present, SEB conducts e-banking activities in the following six countries: Sweden, Germany, Denmark, Estonia, Latvia and Lithuania. E-banking launches according to SEB's pan-European

model are also being planned for Norway and the UK. On 30 September 2000, the total number of e-banking customers was 689,000 (289,000).

The majority of the new e-banking customers come from countries other than Sweden. However, the influx of customers in Sweden is still high. During the period January-September, the number of e-banking customers increased by 126,000, to 484,000, which corresponds to a customer base penetration of 29 per cent.

So far this year, SEB has invested SEK 482 M in e-banking development.

On 30 September, 110,000 of the Swedish e-banking customers had brokerage accounts. Compared with last year equity trading via Internet has more than trebled.

The functionality and design of the Swedish e-bank has been further improved during the year. On the private side, particularly the securities trading offering and financial information have been refined. It has been made possible to open and close accounts online and e-banking customers can now cancel traditional balance and transaction reports in paper form, which has met with great appreciation. On the corporate side, factoring, salary payments and domestic payments in euro have been introduced.

www.seb.se, ranked as the best Swedish financial site by the magazine InternetWorld, has changed design in an attempt to become a financial media channel rather than a product catalogue. In September, the number of visitors at www.seb.se was 3.1 million.

In Germany, BfG undergoes rapid transformation. This year the number of e-banking customers has increased by 58,000, to 120,000. At the end of October an electronic brokerage service was launched on the German market under the trademark SEBdirect. The objective is to capture a significant share of the growing market for brokerage services by addressing customers who are not yet using BfG as their bank.

In the UK the supervisory authorities have given green light to SEB for the launching of a combined e-bank and e-broker, which will be introduced during the fourth quarter.

In Denmark, SEB has successfully transformed the former Codan Bank into a modern e-bank. The launching of SEB's pan-European e-banking model in April attracted a great deal of attention in the media. Today, SEB has 5,000 Danish e-banking customers.

In Norway the open pages www.seb.no were introduced in September and the start of SEB's e-bank is planned for the first quarter of 2001. By 'reusing' the pan-European model, costs can be halved compared with the introduction in Denmark. Like in other European countries the target group consists of financially active and affluent customers.

On the corporate side SEB focuses on a synchronisation and further development of its e-banking services by co-ordinating old mainframe computer-based solutions for large corporate clients with the Internet Office for companies. Through a corporate portal on www.seb.se the corporate customers will be offered relevant financial information, while at the same time getting access to SEB's electronic supply of services, including Trading Station and Trade Finance.

The newly formed SEB e-invest has investments of more than SEK 600 M in book value in seven companies. The largest investments refer to Self Trade/Direkt Anlage Bank (SEK 210 M) and b-business partners (SEK 296 M). The investments in OM Group and Direkt Anlage Bank have current surplus values of approximately SEK 800 M each.

SEB GROUP

OPERATIONAL PROFIT & LOSS ACCOUNTS

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Net interest earnings	8,718	5,089	71	6,858
Net commission income	10,339	5,755	80	8,317
Net result of financial transactions	2,258	1,169	93	2,034
Other operating income	3,046	1,810	68	2,327
Change in surplus value in life insurance operations	606	646	-6	1,502
Total income	**24,967**	**14,469**	**73**	**21,038**
Staff costs	-9,370	-5,820	61	-8,419
Pension compensation	716	421	70	873
Other operating costs	-5,904	-4,165	42	-5,743
Depreciations	-1,255	-843	49	-1,175
Total costs	**-15,813**	**-10,407**	**52**	**-14,464**
Lending losses etc	-778	231		289
Net result from associated companies	75	83	-10	116
Result from non-life insurance operations	169	486	-65	518
Total result	**8,620**	**4,862**	**77**	**7,497**
Taxes	-2,243	-1,096	105	-1,355
Taxes on change in surplus values	-170	-181	-6	-421
Minority interests	-209	-24		-56
Total result after tax	**5,998**	**3,561**	**68**	**5,665**

As of the first quarter of 2000, SEB is following the Swedish Financial Supervisory Authority's guidelines and recommendations that will become effective in 2001. Consequently, SEB presents a profit and loss account in which results from the banking and insurance operations are reported separately. In addition, SEB is presenting an operational profit and loss account.

KEY FIGURES FOR THE SEB GROUP

	January-September 2000	January-September 1999	Full year 1999
Return on equity, %	19.1	13.3	14.6
Return incl. change in surplus values, %	19.4	14.7	17.2
Return on equity, 12 months moving average, %	18.2	15.1	14.6
Return on equity, incl. change in surplus values, 12 months moving average, %	19.6	16.6	17.2
Earnings per share, SEK	7.89	4.71	6.96
Total result after tax per share, SEK	8.51	5.41	8.60
Income/cost ratio, SEB Group	1.58	1.39	1.45
Income/cost ratio, banking operations	1.49	1.30	1.30
Cost/income ratio, SEB Group	0.63	0.72	0.69
Cost/income ratio, banking operations	0.67	0.77	0.77
Lending loss level, %	0.15	-0.09	-0.09
Provision ratio for doubtful claims, %	53.2	56.6	59.6
Level of doubtful claims, %	1.20	0.88	0.82
Total capital ratio, %	10.97	11.84	14.62
Core capital ratio, %	7.36	9.02	10.80

SEB GROUP'S QUARTERLY PERFORMANCE OPERATIONAL PROFIT & LOSS ACCOUNTS

SEK M	2000:3	2000:2	2000:1	1999:4	1999:3
Net interest earnings	2,849	2,986	2,883	1,769	1,735
Net commission income	3,400	3,237	3,702	2,562	1,940
Net result of financial transactions	786	572	900	865	100
Other operating income	394	1,367	1,285	517	310
Change in surplus values in life insurance operations	179	-46	473	856	210
Total income	**7,608**	**8,116**	**9,243**	**6,569**	**4,295**
Staff costs	-3,072	-3,087	-3,211	-2,599	-1,956
Pension compensation	226	319	171	452	141
Other costs	-1,891	-2,095	-1,918	-1,578	-1,478
Depreciation	- 409	-419	-427	-332	-288
Total costs	**-5,146**	**-5,282**	**-5,385**	**-4,057**	**-3,581**
Lending losses etc	-247	-250	-281	58	13
Net result from associated companies	23	22	30	33	29
Result from non-life insurance operations	36	81	52	32	633
Total result	**2,274**	**2,687**	**3,659**	**2,635**	**1,389**
Taxes	-719	- 886	-638	-259	-364
Taxes on change in surplus values	-50	12	-132	-240	-59
Minority interests	-64	-21	-124	-32	-19
Total result after tax	**1,441**	**1,792**	**2,765**	**2,104**	**947**

PROFIT & LOSS ACCOUNTS BY MAIN GROUP

January-September 2000, SEK M	Nordic Banking	Asset Management & Life	BfG	Other Activities	Joint Group Activities & Eliminations	SEB Group
Net interest earnings	5,411	328	3,324	349	-694	8,718
Net commission income	2,842	3,033	1,415	3,316	-267	10,339
Net result of financial transactions	1,207	67	292	620	72	2,258
Other income	527	628	289	232	1,370	3,046
Change in surplus values in life insurance operations		606				606
Total income	**9,987**	**4,662**	**5,320**	**4,517**	**481**	**24,967**
Staff costs	-3,102	-1,286	-2,155	-1,899	-928	-9,370
Pension compensation	415	81		31	189	716
Other costs	-2,523	-1,305	-1,565	-913	402	-5,904
Depreciation	-100	-77	-266	-221	-591	-1,255
Total costs	**-5,310**	**-2,587**	**-3,986**	**-3,002**	**-928**	**-15,813**
Lending losses etc	-181	-3	-587	-101	94	-778
Net result from associated companies		-7	6	49	27	75
Result from non-life insurance operations					169	169
Total result	**4,496**	**2,065**	**753**	**1,463**	**-157**	**8,620**

NORDIC BANKING

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Net interest earnings	5,411	5,344	1	7,063
Net commission income	2,842	2,074	37	2,958
Net result of financial transactions	1,207	550	119	1,049
Other operating income	527	301	75	290
Total income	**9,987**	**8,269**	**21**	**11,360**
Staff costs	-3,102	-2,941	5	-3,928
Pension compensation	415	222	87	459
Other operating costs	-2,523	-2,501	1	-3,368
Depreciations	-100	-108	-7	-135
Total costs	**-5,310**	**-5,328**	**0**	**-6,972**
Lending losses etc	-181	187	-197	255
Total result	**4,496**	**3,128**	**44**	**4,643**
Allocated capital	17,921	18,287		17,587
Return on allocated capital, 12 months average, %	24.1	16.9		19.0

RETAIL DISTRIBUTION

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Income	5,154	4,174	23	5,787
Costs	-3,001	-2,900	3	-3,901
Lending losses etc	-199	-121	64	-186
Total result	**1,954**	**1,153**	**69**	**1,700**

MERCHANT BANKING

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Income	4,219	3,626	16	5,074
Costs	-2,194	-2,268	-3	-3,045
Recoveries	18	308	-94	441
Total result	**2,043**	**1,666**	**23**	**2,470**

SEB SECURITIES SERVICES

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Income	776	584	33	822
Costs	-266	-266		-336
Total result	**510**	**318**	**60**	**486**

ASSET MANAGEMENT & LIFE

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Net interest earnings	328	216	52	314
Net commission income	3,033	1,966	54	3,054
Net result of financial transactions	67	51	31	82
Other operating income	628	520	21	718
Change in surplus value in life insurance operations	606	646	-6	1,502
Total income	**4,662**	**3,399**	**37**	**5,670**
Staff costs	-1,286	-1,016	27	-1,546
Pension compensation	81	42	93	88
Other operating costs	-1,305	-1,073	22	-1,519
Depreciations	-77	-67	15	-92
Total costs	**-2,587**	**-2,114**	**22**	**-3,069**
Lending losses	-3	1		-1
Net result from associated companies	-7			-7
Total result	**2,065**	**1,286**	**61**	**2,593**
Allocated capital [1]	8,000	7,000		7,000
Return on allocated capital, 12 months average, %	30.3	19.4		26.7

1) incl allocated goodwill

ASSET MANAGEMENT (SEB INVEST & FONDER AND PRIVATE BANKING)

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Income	2,950	1,984	49	3,041
Costs	-1,548	-1,238	25	-1,828
Lending losses	-3	1		-1
Total result	**1,399**	**747**	**87**	**1,212**

SEB TRYGG LIV

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Income [2]	1,771	1,456	22	2,688
Costs	-1,098	-917	20	-1,300
Net result from associated companies	-7			-7
Total result	**666**	**539**	**24**	**1 381**

2) incl change in surplus values

BFG

SEK M	January-September 2000
Net interest earnings	3,324
Net commission income	1,415
Net result of financial transactions	292
Other operating income	289
Total income	**5,320**
Staff costs	-2,155
Other operating costs	-1,565
Depreciations	-266
Total costs	**-3,986**
Lending losses	-587
Net result from associated companies	6
Total result	**753**
Allocated capital	14,000
Return on allocated capital, 12 months average, %	5.2

OTHER ACTIVITIES

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Net interest earnings	349	129	171	284
Net commission income	3,316	1,933	72	2,852
Net result of financial transactions	620	316	96	571
Other operating income	232	185	25	289
Total income	**4,517**	**2,563**	**76**	**3,996**
Staff costs	-1,899	-1,099	73	-1,695
Pension compensation	31	16	94	34
Other operating costs	-913	-678	35	-1,067
Depreciations	-221	-67		-131
Total costs	**-3,002**	**-1,828**	**64**	**-2,859**
Lending losses	-101	-55	84	-100
Net result from associated companies	49	80	-39	110
Total result	**1,463**	**760**	**93**	**1,147**
Allocated capital	3,179	1,943		1,943
Return on allocated capital, 12 months average, %	41.9	34.1		42.5

ENSKILDA SECURITIES

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Income	2,802	1,506	86	2,279
Costs	-1,860	-1,120	66	-1,694
Recoveries	13			7
Total result	**955**	**386**	**147**	**592**

SEB KORT

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Income	998	952	5	1,329
Costs	-624	-633	-1	-888
Lending losses	-49	-38	29	-56
Total result	**325**	**281**	**16**	**385**

BALTIC REGION

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Income	717	105		388
Costs	-518	-75		-277
Lending losses	-65	-17		-51
Net result from associated companies	49	80	-39	110
Total result	**183**	**93**	**97**	**170**

BALANCE SHEET OF THE SEB GROUP (ABBREVIATED)

SEK M	30 September 2000	30 September 1999	31 December 1999
Lending to credit institutions	181,695	80,719	103,521
Lending to the general public	573,804	340,023	342,907
Interest-bearing securities	130,650	83,921	93,769
- Financial fixed assets	*5,714*	*3,768*	*3,396*
- Financial current assets	*124,936*	*80,153*	*90,373*
Shares and participations	11,083	5,059	9,303
Assets in insurance operations	77,451	55,999	66,111
Other assets	133,681	95,681	94,644
Total assets	**1,108,364**	**661,402**	**710,255**
Liabilities to credit institutions	196,085	111,773	117,774
Deposits and funding from the general public	409,978	202,893	229,534
Securities issued, etc.	203,038	124,835	122,143
Liabilities in insurance operations	74,069	51,171	63,271
Other liabilities and provisions	152,255	114,233	118,645
Subordinated liabilities	32,771	25,025	25,882
Shareholders' equity	40,168	31,472	33,006
Total liabilities and shareholders' equity	**1,108,364**	**661,402**	**710,255**

PROBLEM LOANS AND ASSETS TAKEN OVER FOR THE PROTECTION OF CLAIMS

SEK M	30 September 2000	30 September 1999	31 December 1999
Doubtful claims	14,842	7,000	6,988
Provision for possible lending losses	-7,896	-3,962	-4,164
Doubtful claims, net	**6,946**	**3,038**	**2,824**
Claims subject to interest reduction	557	1,232	352
Total volume of problem loans	**7,503**	**4,270**	**3,176**
Level of doubtful claims	**1.20**	**0.89**	**0.82**
(Doubtful claims (net) in relation to lending and leasing (net) at end of period, per cent)			
Provision ratio for doubtful claims	**53.2**	**56.6**	**59.6**
(Reserve for possible lending losses in relation to doubtful claims (gross), per cent)			
Pledges taken over			
Buildings and land	84	85	82
Shares and participations	111	635	544
Total volume of pledges taken over	**195**	**720**	**626**

The soft loans of the Group are included among claims subject to interest reduction.

The shortfall in income due to interest deferments was SEK 6 M (SEK 30 M), while unpaid interest on non-performing loans amounted to SEK 211 M (SEK 168 M).

On 30 September 2000, the Group had SEK 230 M (SEK 276 M) in non-performing loans in Sweden on which interest income was reported. These loans are not included among the problem loans, since the corresponding collateral covers both interest and principal.

DERIVATIVES CONTRACTS

30 September 2000	Contracts on the asset side		Contracts on the liability side	
SEK M	Book value	Market value	Book value	Market value
Interest-related	16,447	16,447	17,152	17,152
Currency-related	49,130	50,658	42,135	45,024
Equity-related	2,361	2,361	1,916	1,916
Other	5	5	4	4
Total	**67,943**	**69,471**	**61,207**	**64,096**

On 30 September 2000 the notional value of the Group's derivatives contracts amounted to SEK 4,006 billion (SEK 3,999 billion on 30 September 1999).

The book value of derivatives instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations which is the object of hedge accounting.

CASH FLOW ANALYSIS

SEK M	January-September 2000	January-September 1999	Full year 1999
Cash flow, current operations	11,165	4,690	4,711
Changes in assets, current operations	-11,748	-4,505	-35,495
Changes in liabilities, current operations	15,571	-2,345	37,385
Cash flow, current operations	**14,988**	**-2,160**	**6,601**
Cash flow, investment activities	**-241**	**9,381**	**8,161**
Cash flow, financing activities	**-15,293**	**-8,893**	**-10,326**
Cash flow	**-546**	**-1,672**	**4,436**
Liquid funds at beginning of year	9,074	4,638	4,638
Cash flow	-546	-1,672	4,436
Liquid fund at end of year	**8,528**	**2,966**	**9,074**

The acquisition of BfG Bank increased the liquid fund by SEK 3,165 M. In addition, adjustment has been made for BfG's balance sheet items.

THE SEB GROUP PROFIT AND LOSS ACCOUNTS

STATUTORY PROFIT & LOSS ACCOUNTS

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Income				
Interest receivable	*38,052*	*19,451*	*96*	*26,124*
Interest payable	*-29,383*	*-14,379*	*104*	*-19,299*
Net interest earnings	8,669	5,072	71	6,825
Dividends received *)	864	205		211
Commission receivable	*11,055*	*6,434*	*72*	*9,283*
Commission payable	*-999*	*-845*	*18*	*-1,208*
Net commission income 1)	10,056	5,589	80	8,075
Net result of financial transactions 2)	2,256	1,168	93	2,025
Other operating income	1,799	1,239	45	1,662
Income from banking operations	**23,644**	**13,273**	**78**	**18,798**
Costs				
Staff costs	-8,992	-5,517	63	-7,969
Other administrative costs	-4,125	-2,852	45	-3,913
Depreciation and write-downs of tangible and intangible fixed assets	-1,211	-801	51	-1,120
Other operating costs	-1,532	-1,008	52	-1,487
Costs from banking operations	**-15,860**	**-10,178**	**56**	**-14,489**
Result from banking operations before lending losses	**7,784**	**3,095**	**152**	**4,309**
Lending losses and provisions, net 3)	-797	172		207
Change in value of assets taken over	43	62	-31	111
Write-down of financial fixed assets	-24	-3		-29
Net result from associated companies	82	83	-1	116
Operating result from banking operations	**7,088**	**3,409**	**108**	**4,714**
Result from insurance operations 4)	210	386	-46	408
Operating result	**7,298**	**3,795**	**92**	**5,122**
Pension compensation	716	421	70	873
Taxes	-2,243	-1,096	105	-1,355
Minority interests	-209	-24		-56
Result for the period	**5,562**	**3,096**	**80**	**4,584**

*) Including an extra dividend of SEK 440 M from Svensk Exportkredit and SEK 134 M from equity holdings within Merchant Banking.

1) Net commission income				
Payment commissions	1,512	1,356	12	1,863
Securities commissions	6,676	3,484	92	5,066
Other commissions	1,868	749	149	1,146
Total	**10,056**	**5,589**	**80**	**8,075**

2) Net result of financial transactions

SEK M	January-September 2000	January-September 1999	Change per cent	Full year 1999
Shares/participations	125	564	-78	963
Interest-bearing securities	230	-168		-276
Other financial instruments	955	614	56	819
Realised result	**1,310**	**1,010**	**30**	**1,506**
Shares/participations	-389	-74		291
Interest-bearing securities	93	56	66	142
Other financial instruments	353	-665	-153	-1,039
Unrealised value changes	**57**	**-683**	**-108**	**-606**
Exchange rate fluctuations	918	847	8	1,130
Redemption of bonds, SEB BoLån	-29	-6		-5
Total	**2,256**	**1,168**	**93**	**2,025**

3) Lending losses and provisions, net

A. Individually appraised receivables:				
Reported write-down, incurred losses	-1,514	-283		-448
Reversal of previous provisions for possible losses, reported as incurred losses in current period's accounts	918	226		339
Reported provision for possible losses	-1,026	-496	107	-854
Recovered from losses incurred in previous years	231	95	143	200
Reversal of previous provisions for possible losses	347	298	16	483
Reported net cost for individually appraised receivables	**-1,044**	**-160**		**-280**
B. Receivables appraised by category:				
Reported write-down, incurred losses	-66	-60	10	-86
Reported provision for possible losses	-10	-23	-57	-31
Recovered from losses incurred in previous years	28	26	8	35
Withdrawal from reserve for lending losses		23	-100	31
Reported net cost for receivables appraised by category	**-48**	**-34**	**41**	**-51**
C. Allocation to/withdrawal from reserve for political risks abroad	**294**	**320**	**-8**	**440**
D. Contingent liabilities	**1**	**46**	**-98**	**98**
Total	**-797**	**172**		**207**

4) Result insurance operations

Non-life operations	169	486	-65	518
Life operations	41	-100	-141	-110
Total income	210	386	-46	408

SEB GROUP BRIDGE BETWEEN STATUTORY AND OPERATIONAL ACCOUNTS

Statutory Profit & Loss Accounts SEK M	January-September 2000	SEB Trygg Liv	Internal transactions bank-insurance	Reclassification	Operational Profit & Loss Accounts January-September 2000	SEK M
Net interest earnings	8 669	49			8 718	Net interest earnings
Dividends received	864			-864		
Net commission income	10 056		283		10 339	Net commission income
Net result of financial transactions	2 256	2			2 258	Net result of financial transactions
Other operating income	1 799	1 069	-686	864	3 046	Other operating income,
				606	606	Change in surplus value in life insurance operations
Income from banking operations	**23 644**	**1 120**	**-403**	**606**	**24 967**	**Total income**
Staff costs	-8 992	-384	6		-9 370	Staff costs
				716	716	Pension compensation
Other administrative costs	-4 125	-461		4 586		
Depreciation and write-downs of tangible and intangible fixed assets	-1 211	-44			-1 255	Depreciations
Other operating costs	-1 532	-183	397	-4 586	-5 904	Other operating costs
Costs from banking operations	**-15 860**	**-1 072**	**403**	**716**	**-15 813**	**Total costs**
Result from banking operations before lending losses	**7 784**					
Lending losses and provisions, net	-797			19	-778	Lending losses etc
Change in value of assets taken over	43			-43		
Write-down of financial fixed assets	-24			24		
Net result from associated companies	82	-7			75	Net result from associated companies
Operating result from banking operations	**7 088**					
Result from insurance operations	210	-41			169	Result from non-life insurance operations
Operating result	**7 298**	**0**	**0**	**1 322**	**8 620**	**Total result**
Pension compensation	716			-716		
Taxes	-2 243				-2 243	Taxes
				-170	-170	Taxes on change in surplus values
Minority interests	-209				-209	Minority interests
Result for the period	**5 562**	**0**	**0**	**436**	**5 998**	**Total result after tax**

Appendix 1

SEB TRYGG LIV

SEB Trygg Liv focuses on the sale and administration of unit-linked insurance products and their equivalent for account of the traditional mutual life insurance business. From an accounting point of view, its business is separate from traditional banking activities. SEB Trygg Liv's accounts are presented in this Appendix according to generally accepted accounting standards within the insurance business.

SEB Trygg Liv reported a sales growth of 46 percent during the nine month period. The market for single-premium endowment assurance remains strong. Most sales, 91 per cent (84 per cent) pertain to unit-linked insurance, of which 12 per cent (2 per cent) is attributable to sales through the subsidiary SEB Trygg Life (Ireland), primarily the investment product Life Assurance Portfolio Bond for the Swedish market.

Current year growth for the insurance-related unit fund portfolio is somewhat lower than the assumptions used when valuing the insurance portfolio.

Sales, i.e. new premiums and extra payments under existing insurance contracts, increased by SEK 2,992 M, or 46 per cent, to SEK 9,429 M (SEK 6,437 M). The share of insurance contracts with current premiums was 17.2 per cent (17.2 per cent), including foreign sales. Premium income (premiums paid) rose 31 per cent to SEK 13,668 M (SEK 10,424 M). In total, assets under management increased by SEK 44 billion or 21 per cent to SEK 253 billion (SEK 209 billion) during the twelve-month period. The increase for unit-linked insurance was 52 per cent.

Revenues increased by 44 per cent as a result of a higher premium volume and growth in assets under management within unit-linked insurance during the period. Operating costs and other costs increased by SEK 226 M or 18 per cent, of which the main part is attributable to increased sales.

The operating results improved to a profit of SEK 60 M (loss: SEK 107 M).

The total result, which includes the change in surplus values, increased by 24 per cent to SEK 666 M (SEK 539 M).

The surplus value in life insurance operations is the present value of expected future profits from signed insurance contracts. The surplus values comprise unit-linked operations as well as commissioning agreements with traditional life insurance companies.

VOLUMES, SEK M	Jan-Sept 2000	Jan-Sept 1999
Sales volume		
Traditional life insurance, current share 25 (26) %	804	1,043
Unit-linked insurance, current share 17 (16) %	8,625	5,394
	9,429	**6,437**
Premium income		
Traditional life insurance	3,158	3,432
Unit-linked insurance	10,510	6,992
	13,668	**10,424**
Savings stock	**30 Sept**	**30 Sept**
Traditional life insurance	186,400	165,200
Unit-linked insurance	66,700	44,000
	253,100	**209,200**

PROFIT AND LOSS ACCOUNT, SEK M	Jan-Sept 2000	Jan-Sept 1999
Commissioning agreements, traditional life insurance	254	233
Unit-linked insurance	800	519
Risk operations and other	111	58
Total income	**1,165**	**810**
Operating expenses	-1,205	-972
Capitalisation of acquisition costs	198	160
Goodwill and other	-98	-105
Total costs	**1,105**	**917**
Operating result	**60**	**-107**
Change in surplus values [1]	606	646
Total result	**666**	**539**
Return on allocated capital, per cent [2]	16.4	15.9
Expense ratio per cent [3]	8.8	9.3

[1] After deduction for change in capitalised acquisition costs
[2] Annual basis. Allocated capital 3,900 respective 3,250
[3] Annual basis. Operating expenses as percentage of premiums earned

Calculation of surplus values and changes in surplus values

Surplus values in life insurance operations are calculated on the basis of assumptions regarding the future development of signed insurance contracts and a risk-adjusted discount rate. The most important assumptions are the following:

Discount rate	11 %
Return on capital, nominal assets	4 %
Return on capital, real assets	8 %
Cancellations of contracts	5 %
Cancellations of current premiums	5 %
Administrative expenses	SEK 250/contract per year
Mortality	According to industry experience

Surplus value accounting

Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.

RESULT		
Change in surplus values		804
Deferred acquisition costs	- 430	
Depreciation	+232	
		-198
Reported change in surplus values		**606**

BALANCE

Surplus value at 1 January 2000		**3,142**
(after deduction of capitalised acquisition costs)		
Current change of surplus values comprise		
Present values of new sales [1]		916
+Return on existing policies	431	
-Realised surplus value in existing policies	-541	
=Change in present value of policies signed before the current period		-110
Actual outcome compared with operative assumptions made [2]		194
Change in operative assumptions [3]		-115
Capital return in excess of assumptions[4]		-81
Total change in surplus values before deduction of capitalised acquisition costs		**804**
Capitalised acquisition cost for the period		-430
Depreciation of capitalised acquisition cost for the period		232
Total reported change in surplus values [5]		**606**
Closing balance 30 September 2000 [6]		**3,748**

1) Sales defined as new contracts and extra premiums on existing contracts

2) The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of growth in underlying assets, increased sales, particularly in the form of extra premiums and extensions of contracts as well as cancellations. However, the actual result of income and administrative expenses is included in full in the operating result.
3) Subsidiary SEB Trygg Life (UK) is closed for new contracts and is being divested as planned. The cancellation undertaking has been changed from 5 to 7.5 per cent, with a nonrecurring negative effect of SEK 115 M.
4) Actual fund growth was lower in the second quarter than the assumption, resulting in a negative effect of SEK 301 M.
5) Prepaid acquisition costs are capitalised in the accounts and depreciated according to plan. Accordingly, the reported change in surplus values is adjusted by the net of the capitalisation and depreciation during the period.
6) Estimated surplus value according to the above is not included in the statutory balance sheet.

Appendix 2

BFG IN SEB GROUP
PROFIT AND LOSS ACCOUNT (ADAPTED TO SWEDISH ACCOUNTING PRINCIPLES)

	January-September 2000 MEUR	January-September 1999* MEUR	1999** MEUR
Net interest earnings	396	463	579
Dividends received	4	9	5
Net commission income	168	128	186
Net result of financial transactions	35	23	42
Other operating income	30	3	48
Total operating income	**633**	**626**	**860**
General administration costs	-394	-443	-643
Depreciation	-31	-47	-56
Other operating costs	-49	-4	-
Total costs	**-474**	**-494**	**-699**
Lending losses	-70	-69	-101
Total Result	**89**	**63**	**60**

* June 1999 - According to prospect multiplied with 1.5
** Normalised

Appendix 3

EXPOSURE ON EMERGING MARKETS, GEOGRAPHICAL DISTRIBUTION, SEK M

	Total	of which BfG
Asia[1]	**4,502**	**541**
Hong Kong	1,225	122
China	854	271
Other specified countries[2]	1,867	40
Latin America[3]	**3,615**	**497**
Brazil	1,466	19
Eastern and Central Europe[4]	**2,653**	**1,077**
Russia	1,401	477
Africa and Middle East[5]	**3,023**	**342**
Turkey	991	51
Total	**13,793**	**2,457**
Provision	2,479	976
Total net	**11,314**	**1,481**

1. Includes Hong Kong, China, India, Pakistan, Taiwan, Macao and other specified countries
2. Includes the Philippines, Malaysia, Thailand, Korea and Indonesia
3. Includes Brazil, Argentina, Mexico and Peru
4. Includes Russia, Estonia, Latvia, Lithuania, Poland, the Czech Republic, Slovakia, Rumania, Hungary, Slovenia, Croatia, Kazakhstan and the Ukraine
5. Includes Turkey, Iran, Saudi Arabia, Egypt, Israel, South Africa, Ethiopia and Algeria

File No. 82-3637.

Enskilda Securities

Stockholm, 7 December 2000

PRESS RELEASE

Enskilda – Sweden's best stockbroker

Enskilda Securities has been named Sweden's best stockbroker in a survey conducted by Prospera AB. This is the second consecutive year that Enskilda Securities has topped this survey and, compared with the preceding year, Enskilda has succeeded in strengthening its leading position. Institutions are organised into small and large for the purposes of the survey and Enskilda was the only stockbroker to receive the "excellent" grading in both categories. Enskilda shares first place among the smaller institutions, while it is the clear leader among the large institutions.

"It is inspiring to receive proof from our customers that they appreciate our work," says Henric Falkenberg, head of brokerage operations at Enskilda Securities in Stockholm.

"We are beginning to see the effects of the work we started a few years ago, which was aimed at developing, expanding and refining our research product," says Björn Jansson, who is head of research at Enskilda securities.

The survey comprised the evaluation of all the Swedish and the most important foreign broker companies by the 50 largest institutional investors in Sweden and included the areas of brokerage, trading, research, administration, and ethics and morals.

Enskilda Securities is one of the largest and leading investment banks in the Nordic region in the areas of equity trading, research and corporate finance. During the year, Enskilda merged with Orkla Finans (Fondsmegling) in Norway and now has a total of approximately 570 employees and operations in nine countries. Total pro forma sales in 1999 amounted to SEK 2.5 billion. Operations are conducted in nine countries and the merger provides the potential to strengthen the positive growth experienced by both Enskilda and Orkla Finans (Fondsmegling) in 1999.

For further information, contact:
Henric Falkenberg, Manager, Brokerage Operations, Stockholm, +46 8-522 299 06
Björn Jansson, Manager, Research Department, +46 8 522 297 40
Boo Ehlin, Press Manager, +46 8 763 85 77, +46 70 763 85 77

File No. 82-3637.



Stockholm, 13 December 2000

PRESS RELEASE

Internet training provided for 3,000 SEB customers

A total of 230 courses in 22 locations will be arranged jointly with TBV

A record high response was received when SEB asked customers if they were interested in receiving Internet training. SEB had estimated that around 1,000 persons would register their interest, but instead a full 3,000 signed up for 230 training courses in the Internet at 22 locations in Sweden this winter.

Because of the high degree of interest shown, additional courses may be arranged during spring 2001.

SEB is organising the training program jointly with TBV (Sweden's Salaried Employees' Educational Association). SEB customers will be provided with a customised six-hour training course split into two segments of equal length. During the first three hours, participants will receive a broadly based introduction to the Internet in general followed by presentations on how information can be collected and how the Internet can be used for communications purposes. The second segment focuses on how the SEB Internet Office functions.

Most of the courses (75) are being held in Stockholm, to which 870 participants have been enrolled. Gothenburg will account for 56 courses attended by 670 customers, while Malmö will host 17 courses attended by 190 customers.

Internet School courses will be implemented in the following locations:
Borås, Eskilstuna, Falun, Gothenburg, Halmstad, Helsingborg, Jönköping, Karlskrona, Karlstad, Kristianstad, Linköping, Luleå, Malmö, Skövde, Stockholm, Sundsvall, Uddevalla, Umeå, Uppsala, Väseråas, Växsjö and Örebro.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 942 billion in funds under management and total assets of SEK 1 108 billion (30 September 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 700,000 e-banking customers in seven countries. SEB has recently started an online brokerage service, SEBdirect, in Germany and during the current year SEB will start e-banking in England. Read more about SEB: www.seb.net

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For further information, please contact:
Joakim Gustafsson, Project Leader, +46 8 763 71 78
Boo Ehlin, Press Manager, +46 8 763 85 77, 46 70 763 85 77

File No. 82-3637.



Stockholm, 15 December 2000

PRESS RELEASE

Lars Lundquist new CEO for BfG

Lars Lundquist, 52 years, will become the new CEO of BfG in Germany from January 1, 2001. Lundquist has been deputy CEO since SEB acquired BfG in January 2000. He succeeds Karl-Heinz Hülsmann, who becomes a member of BfG's Board of Directors.

Lars Lundquist began his banking career at the World Bank and has since held several leading assignments at banks and financial institutions. He has been senior vice president and a member of SEB management committee. Prior to moving to Germany, he was head of Asset Management at SEB.

Karl-Heinz Hülsmann, who has been BfG's CEO since 1997, will retire at the end of the year and become a member of the BfG Board. Hülsmann joined BfG in 1991and was a major contributor to strategic change and the approach to turn BfG into a private banking organization.

BfG is the fifth-largest privately owned bank in Germany, with approximately 1 million customers, SEK 112 billion in managed capital, 140,000 e-banking customers, and fund and share-trading on the Internet. BfG will change its name to SEB during the first quarter of 2001.

SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 942 billion in funds under management and total assets of SEK 1 108 billion (30 September 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 720,000 e-banking customers in seven countries. SEB has recently started an online brokerage service, SEBdirect, in Germany and during the next year SEB will start e-banking in England and in Norway. Read more about SEB: www.seb.net

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For further information, please contact:

Boo Ehlin, Press Manager, +46 8 763 85 77, +46 70 763 85 77
Lotta Treschow, Head of Investor Relations, +46 8 763 95 59

File No. 82-3637.



Stockholm, 18 December 2000

PRESS RELEASE

Extensive co-operation between BfG and Gerling Group

BfG and Cologne-based Gerling Group intend to engage in extensive co-operation covering insurance, Internet banking and brokerage as well as asset management. Their co-operation will initially be confined to the German market, but expansion into other European countries is contemplated for a later date.

The co-operation between both companies provides for Gerling's private life assurance products to be sold in future through all of BfG's sales channels. Direct selling will be undertaken exclusively through the 177 BfG branch offices. In addition, insurance products are to be sold through the bank's other channels such as its 30 portfolio management centres, BfG FinanzService or online broker SEBdirect.

Moreover, the co-operation arrangements enable BfG to provide Gerling's clients with the possibility of Internet banking and Internet brokerage. Using the Gerling website, clients may in future be able to conduct their banking business and transactions in securities under the "Gerling powered by BfG" label.

Additional arrangements were agreed between both partners for asset management operations.

"The aim of our co-operation is to offer clients a wide range of attractive insurance products and to expand the core areas of internet banking and asset management, says Mr. Lars Lundquist, Deputy Chairman of BfG's Board of Management. We are pleased at having been able to gain such a significant co-operation partner as the Gerling Group for our operations in the insurance market."

Gerling is one of the leading industrial insurers worldwide. Gerling group's activities include all areas calling for risk management and insurance and has premium income DM 16,5 billion (1999)with almost 12.000 employees.

Since the beginning of 2000, BfG has been part of the Swedish financial services group SEB. At the end of the first quarter of 2001, BfG will change its name to SEB. SEB is a financial group focused on e-banking, savings and growth companies. SEB is one of the largest financial groups in Scandinavia, with SEK 942 billion in funds under management and total assets of SEK 1 108 billion (30 September 2000). The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 720,000 e-banking customers in seven countries. SEB has recently started an online brokerage service, SEBdirect, in Germany and during the next year SEB will start e-banking in England and in Norway. Read more about SEB: www.seb.net

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For further information, please contact:

Gunilla Wikman, Head of Group Communications, SEB, +46 8 763 8125, +46 70 763 8125
Lotta Treschow, Head of Investor Relations, SEB, +46 8 763 95 59

File No. 82-3637.



Stockholm, 22 December 2000

PRESS RELEASE

The Bank of Latvia has approved Rietumu Banka to acquire Eesti Ühispank's shares in Saules Banka

The disposal of Saules Bankas is in line with Eesti Ühispank's strategy. Eesti Ühispank is now a subsidiary to SEB, Skandinaviska Enskilda Banken, and has in that way access to SEB's international network and products for the international market. The approval admits Rietuma Banka to start due diligence already next week.

SEB is a major shareholder in three Baltic banks: Esti Ühispank with 390,000 customers, 70,000 e-banks customers and 64 branch offices in Estonia, Latvijas Unibanka with 318,600 customers, 22,000 e-banks customers and 70 branch offices in Latvia and Vilniaus Bankas with 244,500 customers, 7,000 e-banks customers and 60 branch offices in Lithuania. SEB is a financial group focused on e-banking, savings and growth companies. The Group has approximately 20,000 employees and is represented in some 20 countries around the world. SEB has today approximately 630 retail and private banking branches, mainly in Sweden, Germany and the Baltic region and 720,000 e-banking customers in seven countries. During the current year SEB will start online brokerage service in Germany and e-banking in England. Read more about SEB: www.seb.net

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For further information, please contact:

Mats Kjaer, President SEB Baltic Holding +46 40 66761 01
Gunilla Åkerblom, Head of Communication, SEB Baltic Holding+46 8 639 26 07
Lotta Treschow, Head of Investor Relations SEB +46 8 763 95 59